Form 20-F
period 2008-12-31
Navios Maritime Acquisition CORP
filed 2009-04-15
CIK 1437260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from           to

Commission file number
001-34104

Navios Maritime Acquisition Corporation
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Republic of Marshall Islands
(Jurisdiction of incorporation or organization)

85 Akti Miaouli Street
Piraeus, Greece 185 38
(011) +30-210-4595000
(Address of principal executive offices)

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., (212) 935-3000,
(212) 983-3115, The Crysler Center, 666 Third Avenue, New York, New York 10017
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Units	New York Stock Exchange LLC
Warrants	New York Stock Exchange LLC
Common Stock	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,928,761 Units
37,296,239 Warrants
29,696,239 shares of Common Stock

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☒  No ☐

FORWARD-LOOKING STATEMENTS

This Annual Report should be read in conjunction with the financial statements and accompanying notes included herein.

Statements included in this annual report which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	changing interpretations of generally accepted accounting principles;

•	outcomes of litigation, claims, inquiries or investigations;

•	continued compliance with government regulations;

•	statements about industry trends;

•	general economic conditions; and

•	geopolitical events and regulatory changes.

The forward-looking statements contained in this Annual Report on Form 20-F are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data

On March 18, 2008, Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition”, the “Company”, “we” or “us”) issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Maritime Holdings Inc. (“Navios Holdings”), a publicly traded New York Stock Exchange company, for $25,000 in cash, at a purchase price of approximately $0.003 per unit, of which 825,000 Sponsor Units were subject to mandatory forfeiture to the extent the underwriters’ over-allotment option was not exercised in full. However, such Sponsor Units were not forfeited, as the underwriters fully exercised their over-allotment option. Each Sponsor Unit consists of one share of common stock and one warrant.

On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 Sponsor Units.

On July 1, 2008, we closed our initial public offering of 25,300,000 units, referred to herein as the Initial Public Offering, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings, referred to herein as the Private Placement. The Initial Public Offering and the Private Placement generated gross proceeds to the Company in an aggregate amount of $260.6 million.

As of December 31, 2008, the trust account established in connection with our Initial Public Offering, referred to herein as the Trust Account, had a balance of $252.2 million, including short-term investments.

The selected financial and operating data, presented in the table below, are derived from our financial statements included in this report. We were formed on March 14, 2008.

Period from
March 14, 2008
to
December 31, 2008

Statement of Operations Data
Revenue	$—
General and administrative expenses	(60,000)
Formation and administrative costs	(332,771)

Loss from operations	$(392,771)
Interest income	1,435,550
Other income	4,405

Net income (loss)	$1,047,184

Net income per common share (excluding shares subject to possible redemption), basic	$0.08

Period from
March 14, 2008
to
December 31, 2008

Weighted average number of common shares (excluding shares subject to possible redemption), basic	12,801,234

Net income per common share (excluding shares subject to possible redemption), diluted	$0.06

Weighted average number of common shares (excluding shares subject to possible redemption), diluted	18,075,777

Net income per common share for shares subject to possible redemption	$0.00

Weighted average number of common shares subject to possible redemption	10,119,999

Balance Sheet Data (at period end)
Current assets, including cash	$252,258,159
Long term liabilities, deferred underwriters’ fees	8,855,000
Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190
Total liabilities and stockholders’ equity	252,258,159
Cash Flow Data
Net cash provided by operating activities	$1,467,518
Net cash used in investing activities	(252,201,007)
Net cash provided by financing activities	250,735,504

Risk Factors

Risks associated with our business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a “blank check” company with no operating results to date other than completing our Initial Public Offering. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives, which is to acquire one or more assets or operating businesses in the marine transportation and logistics industries. We have not conducted any discussions and we have no plans, arrangements or understandings with any prospective acquisition candidates. We will not generate any revenues until, at the earliest, after the consummation of a business combination. We cannot assure you as to when, or if, a business combination will occur.

Since we are a foreign private issuer, we are not subject to certain Securities and Exchange Commission, or SEC, regulations that companies incorporated in the United States would be subject to.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our stockholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, because we are exempt from the rules under the Exchange Act relating to proxy statements, at the time we seek approval from our stockholders of our initial business combination, we do not expect to file preliminary proxy solicitation materials regarding our initial business combination with the SEC and, accordingly, such materials will not be reviewed by the SEC. However, we will file with the SEC any final proxy solicitation materials that we deliver to our stockholders.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since both the net proceeds of $250.8 million from our Initial Public Offering and the Private Placement, are intended to be used to consummate a business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, since we have net tangible assets in excess of $5.0 million, we have to file a Report of Foreign Private Issuer on Form 20-F with the SEC, including an audited balance sheet demonstrating all facts that have taken place through December 31, 2008.

We are exempt from rules promulgated by the SEC to protect investors of blank check companies including Rule 419 under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, investors will not be afforded the benefits or protections of those rules, which include (1) entitlement to all the interest earned on the funds deposited in the trust account, (2) the requirement to complete a business combination within 18 months after the effective date of the registration statement (and the resulting shorter time frame that funds may be held in a trust account established in connection with the completion of an initial public offering, as compared to the up to 24 or 36 months funds may be held in the Trust Account, (3) the restriction on the release and use of interest earned on the funds held in a trust account, (4) the prohibition against trading our securities prior to the consummation of a business combination, and (5) the ability of warrant holders to exercise their warrants prior to the consummation of the business combination. Because we are not subject to Rule 419, our units are tradable, we are entitled to withdraw a certain amount of interest earned on the funds held in the Trust Account prior to the completion of a business combination, we have a longer period of time to consummate a business combination and potentially hold the proceeds of the offering in the Trust Account and our warrant holders may not exercise their warrants until after our initial business combination.

Unlike many other blank check companies, we allow up to approximately 39.99% of our public stockholders to exercise their conversion rights. This higher threshold will make it easier for us to consummate a business combination with which you may not agree, and you may not receive the full amount of your original investment upon exercise of your conversion rights.

When we seek stockholder approval of an extension of our corporate existence from 24 to 36 months, if any, and our initial business combination, we will offer each public stockholder other than our initial stockholders the right to have their shares of common stock converted to cash if the stockholder votes against the extended period or business combination, as the case may be, and such proposal is approved and, in the case of the business combination, it is also consummated. Such holder must both vote against such business combination and then exercise their conversion rights to receive a pro rata share of the Trust Account. We will consummate the initial business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination; and (ii) public stockholders owning 40% or more, of the shares sold in our Initial Public Offering do not vote against an extended period, if any, or the business combination and exercise their conversion rights, provided that a public stockholder, together with any affiliate of theirs or any other person with whom they are acting in concert or as a partnership, syndicate or other “group” (as such term is used in Sections 13(d) and 14(d) of the

Exchange Act) for the purpose of acquiring, holding or disposing of our securities will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in our Initial Public Offering. We have set the conversion percentage at 40% and limited the percentage of shares that a public stockholder, together with any of their affiliates or other persons with whom they are acting in concert or as a partnership, syndicate or other group for the purpose of acquiring, holding or disposing of our securities can convert in order to reduce the likelihood that a small group of investors holding a block of our stock will be able to stop us from having an extended period or consummating an initial business combination that is otherwise approved by a large majority of our public stockholders. However, this may have the effect of making it easier for us to have an extended period or an initial business combination approved over a stockholder dissent. Most other blank check companies have a conversion threshold of between 20% and 30% and do not have a comparable 10% limitation, which makes it more difficult for such companies to consummate their initial business combination. Thus, because we permit a larger number of stockholders to exercise their conversion rights, it will be easier for us to consummate an initial business combination with a target business despite significant stockholder dissent and which you may believe is not suitable for us, and you may not receive the full amount of your original investment upon exercise of your conversion rights.

We require public stockholders who wish to convert their shares to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising conversion rights.

We require public stockholders who wish to convert their shares to physically tender their stock certificates to our transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically using DTC’s DWAC system. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical stock certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than we anticipate to obtain a physical stock certificate, public stockholders who wish to tender their stock certificates physically may be unable to obtain physical stock certificates by the deadline for exercising their conversion rights and thus will be unable to convert their shares.

Public stockholders, together with any of their affiliates or any other person with whom they are acting in concert or as a “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), will be restricted from seeking conversion rights for more than 10% of the shares sold in the offering.

When we seek stockholder approval of any business combination or the extended period, we will offer each public stockholder (but not our initial stockholders) the right to have their shares of common stock converted to cash if the stockholder votes against the business combination and the business combination is approved and completed. Notwithstanding the foregoing, a public stockholder, together with any of their affiliates or any other person with whom they are acting in concert or as a “group” will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in the offering. Accordingly, if you purchased more than 10% of the shares sold in the offering, vote all of your shares against a proposed business combination or the extended period and such proposed business combination or the extended period, as applicable, is approved, you will not be able to seek conversion rights with respect to the full amount of your shares and may be forced to hold such additional shares or sell them in the open market. We cannot assure you that the value of such additional shares will appreciate over time following a business combination or that the market price of the common stock will exceed the per-share conversion price.

If we are unable to consummate a business combination, our public stockholders will be forced to wait the full 24 months (or up to 36 months if the extended period is approved) before receiving liquidating distributions.

We have 24 months from the completion of our Initial Public Offering (or up to 36 months if the extended period is approved) in which to consummate a business combination. We have no obligation to return funds to investors prior to such date unless we consummate a business combination prior thereto. Only after the expiration of this full time period will public stockholders be entitled to liquidating distributions if we are unable to consummate a business combination. Accordingly, investors’ funds may be unavailable to them until such date.

Unlike other blank check companies, we are permitted, pursuant to our amended and restated articles of incorporation, to seek to extend the date before which we must consummate an initial business combination to up to 36 months from the completion of our Initial Public Offering. As a result, the funds may be held in the Trust Account for at least three years.

Unlike some other blank check companies, if we have entered into a letter of intent, agreement in principle or definitive agreement within 24 months following the completion of our Initial Public Offering, we may seek to extend the date before which we must consummate our initial business combination, to avoid being required to liquidate, beyond the more typical 24 months to up to 36 months by calling a special meeting of our stockholders for the purpose of soliciting their approval for such extended period. We believe that an extension could be necessary due to the circumstances involved in the evaluation and consummation of a business combination. If the extended period is approved by our stockholders, we will have an additional 12 months in which to consummate our initial business combination. As a result, we would be able to hold the funds of investors in the Trust Account for more than three years and thus delay the receipt by such investors of the funds from the Trust Account.

If third parties bring claims against us, the funds held in the Trust Account could be reduced and the amount receivable by our public stockholders from the Trust Account as part of our plan of dissolution and liquidation could be less than approximately $9.91 per share.

The funds currently held in the Trust Account may not be protected from third-party claims against us. Although we will seek to have all significant vendors and service providers and all prospective target businesses waive any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, they would not be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against our assets, including the funds held in the Trust Account. Accordingly, the proceeds held in the Trust Account could be subject to claims that could take priority over the claims of our public stockholders and due to claims of such creditors, the per share liquidation price could be less than the approximately $9.91 per share. If we are unable to consummate a business combination and are forced to liquidate, Navios Holdings has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, except (i) as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account, to the extent such waiver is subsequently found to be invalid or unenforceable, (ii) as to any engagement of, or agreement with, a third party that does not execute a waiver and Navios Holdings has not consented to such engagement or contract with such third party, and (iii) as to any claims under our indemnity of the underwriters of the offering against certain liabilities under the Securities Act. Additionally, in the case of a vendor, service provider or prospective target business that did not execute a waiver, Navios Holdings will be liable to the extent it consents to the transaction, only to the extent necessary to ensure that public stockholders receive no less than approximately $9.91 per share upon liquidation. Based on our review of the financial statements of Navios Holdings in its most recent Form 20-F, we believe that Navios Holdings will have sufficient funds to meet any indemnification obligations that arise. However, because Navios Holdings’ circumstances may change in the future, we cannot assure investors that Navios Holdings will be able to satisfy such indemnification obligations if and when they arise. We will endeavor to have all vendors and prospective target businesses, as well as other entities, execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. If Navios Holdings refused to satisfy its indemnification obligations, we would be required to bring a claim against it to enforce our indemnification rights.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the funds held in our Trust Account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account we cannot assure you we will be able to return to our public stockholders the liquidation amounts due them. An involuntary bankruptcy proceeding cannot be filed in the United States since the trust funds will not be maintained within the United States. Because we have no assets in the United States and are organized in the Marshall Islands, any bankruptcy claim would have to be initiated elsewhere. The Marshall Islands has no bankruptcy act. It does have a little-used device pursuant to which, at the request of a judgment creditor, a court can appoint a receiver either to run or wind up the affairs of a corporation. A court can also appoint a trustee if the corporation files for dissolution to wind up the affairs. Finally, it would be possible for a Marshall Islands court to apply the law of any jurisdiction with laws similar to that of the Marshall Islands, such as those of the United States.

Because a majority of our directors and all of our officers reside outside of the United States and, after the consummation of a business combination, substantially all of our assets may be located outside of the United States, it may be difficult for investors to enforce their legal rights against such individuals or such assets.

A majority of our directors and our officers reside outside of the United States and, after the consummation of a business combination substantially all of our assets may be located outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities of, or criminal penalties against, our directors and officers under the U.S. federal securities laws.

We will dissolve and liquidate if we do not consummate a business combination, and our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them. Such liability could extend indefinitely because we do not intend to comply with the liquidation procedures set forth in Section 106 of the Marshall Islands Business Corporations Act.

Our amended and restated articles of incorporation provide that we will continue in existence only until 24 months from the completion of our Initial Public Offering (or up to 36 months if the extended period is approved). If we have not consummated a business combination by such date, and amended this provision in connection thereto, pursuant to the Marshall Islands Business Corporations Act, or the BCA, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Under Marshall Islands law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in dissolution. If we complied with the procedures set forth in Section 106 of the BCA, which are intended to ensure that we make reasonable provision for all claims against us, including a six-month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and we do not intend to comply with the six-month notice period (which would result in our executive officers being liable for claims for which we did not provide). As such, to the extent our executive officers cannot cover such liabilities, our stockholders could potentially be liable for any claims to the extent of distributions received by them in dissolution and any such liability of our stockholders will likely extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after July 1, 2010 (or July 1, 2011 if the extended period is approved), this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors and/or complying with certain provisions of the BCA with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.

We may choose to redeem our outstanding warrants included in the units sold in our Initial Public Offering at a time that is disadvantageous to our warrant holders.

We may redeem the warrants issued as a part of our units sold in our Initial Public Offering at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption, provided, however, a current registration statement under the Securities Act relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.

If we are required to dissolve and liquidate before a business combination, our public stockholders could receive less than approximately $9.91 per share (as of December 31, 2008, the underwriters had exercised their over-allotment option in full with the Initial Public Offering and there are 10,119,999 shares at a redemption value of $9.91 per share) upon distribution of the funds held in the Trust Account and our warrants will expire with no value.

If we are unable to consummate a business combination and are required to dissolve and liquidate our assets, the per-share liquidation amount could be less than approximately $9.91 share (as of December 31, 2008, the underwriters had exercised their over-allotment option in full with the Initial Public Offering and there are 10,119,999 shares at a redemption value of $9.91 per share) because of the expenses related to the offering, our general and administrative expenses, and the anticipated cost associated with seeking a business combination. Furthermore, the warrants will expire with no value if we dissolve and liquidate before the consummation of a business combination.

Under Marshall Islands law, the requirements and restrictions relating to our Initial Public Offering contained in our amended and restated articles of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions.

Our amended and restated articles of incorporation contain certain requirements and restrictions relating to our Initial Public Offering that will apply to us until the consummation of a business combination. Specifically, our amended and restated articles of incorporation provide, among other things, that:

•	The proceeds of our Initial Public Offering and the Private Placement, that have been placed into the Trust Account, may not be disbursed from the Trust Account except (1) for payments with respect to shares of common stock converted in connection with the vote to approve the extended period, (2) in connection with a business combination, (3) upon our dissolution and liquidation, (4) for the payment of our tax obligations, or (5) to the extent of $3.0 million of interest (net of taxes) that may be released to us;

•	prior to the consummation of our initial business combination, we will submit such business combination to our stockholders for approval;

•	we may consummate our initial business combination only if it is approved by a majority of the shares of common stock voted by the public stockholders and public stockholders owning less than 40% of the shares sold in the Initial Public Offering both vote against the business combination and, on a cumulative basis with any shares previously converted in connection with a vote, if any, on the extended period, exercise their conversion rights;

•	if our initial business combination is approved and consummated or the extended period is approved, public stockholders who voted against the business combination or the extended period may exercise their conversion rights and receive their pro rata share of the amount then in the Trust Account;

•	our initial business combination must have a fair market value equal to at least 80% of net assets held in the Trust Account (excluding the deferred underwriting discounts and commissions) at the time of the initial business combination;

•	if a business combination is not consummated within 24 months (or up to 36 months if extended pursuant to a stockholder vote as described in our Initial Public Offering prospectus) after the completion of our Initial Public Offering, our corporate purposes and powers will immediately thereupon be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•	upon our dissolution, we will distribute to our public stockholders their pro rata share of the Trust Account in accordance with the trust agreement and the requirements of Marshall Islands law, including our obligations to provide for claims of creditors; and

•	we may not consummate any other merger, acquisition, asset purchase or similar transaction prior to our initial business combination.

Under Marshall Islands law, the requirements and restrictions relating to our Initial Public Offering contained in our articles of incorporation may be amended, which could reduce or eliminate the protection afforded to our stockholders by such requirements and restrictions. However, we view the foregoing provisions as obligations to our stockholders and we will not take any action to waive or amend any of these provisions.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination during the prescribed time period.

We expect to encounter competition from other entities having a business objective similar to ours, including private equity and venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do, and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous target businesses that we could acquire with the net proceeds of our Initial Public Offering, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Further:

•	our obligation to seek stockholder approval of a business combination may materially delay the consummation of a transaction;

•	our obligation to convert into cash the shares of common stock in certain instances may materially reduce the resources available for a business combination; and

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses.

Any of these obligations may place us at a material competitive disadvantage in successfully negotiating a business combination.

Because of these factors, we may not be able to compete successfully for an attractive business combination, or to effectuate any business combination within the required time periods. If we do not find a suitable target business within such time periods, we will be forced to dissolve and liquidate the Trust Account as part of our plan of dissolution and liquidation.

We may issue shares of our capital stock or debt securities to consummate a business combination, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership.

Our amended and restated articles of incorporation authorize the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. On July 1, 2008, we consummated our Initial Public Offering. We are also authorized to issue 1,000,000 shares of $.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. No shares of preferred stock were issued and outstanding as at December 31, 2008.

The issuance of additional shares of our common stock or any number of shares of our preferred stock:

•	may significantly reduce the equity interest of investors;

•	will likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely also result in the resignation or removal of our present officers and directors; and

•	may materially adversely affect prevailing market prices for our common stock.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of any target business through the issuance of debt securities, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

The value of your investment in us may decline if any of these events occur.

For a more complete discussion of the possible structure of a business combination, see the section below entitled “Effecting a business combination — Selection of a target business and structuring of a business combination.”

Our initial stockholders control a substantial interest in us and, thus, may influence certain actions requiring stockholder vote.

Our initial stockholders own 19% of our issued and outstanding units (or their equivalent in shares of common stock or warrants), which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions, following the consummation of our initial business combination. In addition, prior to the completion of our Initial Public Offering, Amadeus Maritime, S.A., an affiliate of Angeliki Frangou, our chairman and chief executive officer, entered into an agreement with J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. in accordance with the guidelines of Rule 10b5-1 of the Exchange Act pursuant to which it places limit orders for up to an aggregate of $30.0 million of our common stock during the buyback period. Ms. Frangou agreed that Amadeus Maritime S.A. will vote all such shares (1) in favor of our initial business combination and (2) in favor of an amendment to our amended and restated certificate of incorporation to provide for an extension of our corporate existence to up to 36 months from the completion of the Initial Public Offering in the event we have entered into a definitive agreement relating to, but have not yet consummated, our initial business combination. As a result, Ms. Frangou will be able to influence the outcome of the vote on our business combination or a proposed extension. In addition, any portion of the $30.0 million not used for open market purchases of common stock will be applied to the purchase of co-investment shares from us by Amadeus Maritime S.A. immediately prior to the consummation of our business combination.

Further, our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of stockholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office at least until the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our initial stockholders, because of their ownership position, will have considerable influence regarding the outcome of such election. Accordingly, Ms. Frangou and our initial stockholders will continue to exert control at least until the consummation of a business combination.

The purchase by Amadeus Maritime S.A. of common stock in the aftermarket pursuant to the limit orders described above may support the market price of the common stock and/or warrants during the buyback period, and accordingly, the termination of the support provided by such purchases may materially and adversely affect the market price of the common stock and/or warrants.

Prior to the completion of our Initial Public Offering, Amadeus Maritime S.A., an affiliate of Angeliki Frangou, our chairman and chief executive officer, entered into an agreement with J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., in accordance with Rule 10b5-1 under the Exchange Act, pursuant to which it will place limit orders to purchase any of our shares of common stock offered for sale (and not purchased by another investor) at or below a price equal to the per-share amount held in our Trust Account as reported in our initial preliminary proxy statement filed with the SEC relating to our initial business combination until the earlier of (1) the expiration of the buyback period or (2) the date such purchases reach $30.0 million in total. If the market does not view our initial business combination positively, these purchases may have the effect of counteracting the market’s view of our initial business combination, which will otherwise be reflected by a decline in the market price of our securities. The termination of the support provided by these purchases during the buyback period may materially and adversely affect the market price of our securities.

We will be dependent upon interest earned on the Trust Account, which may not be sufficient to fund our search for a target business and consummation of a business combination, in which case we may be forced to borrow funds from Navios Holdings or others, or to liquidate.

Of the net proceeds of our Initial Public Offering and the Private Placement, only approximately $75,000, after estimated expenses related to our Initial Public Offering, are initially available to us outside the Trust Account to fund our working capital requirements. We are dependent upon sufficient interest being earned on the proceeds held in the Trust Account to provide us with the additional working capital we need to search for a target business and consummate a business combination. While we are entitled to up to a maximum of $3.0 million for such purpose, if interest rates are to decline substantially, we may not have sufficient funds available to provide us with the working capital necessary to consummate a business combination. In such event, we will need to borrow funds from Navios Holdings or others, or be forced to liquidate.

Our ability to effect a business combination successfully and to operate successfully thereafter will be dependent upon the efforts of our key personnel, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate.

Our ability to effect a business combination successfully and to operate successfully thereafter will be dependent upon the efforts of our key personnel. The future role of our key personnel following a business combination, however, cannot be fully ascertained presently. Although we expect Angeliki Frangou, our chairman and chief executive officer, to remain associated with us following a business combination, it is possible that Ms. Frangou will not remain with the combined company after the consummation of a business combination. Thus, we may employ other personnel following the business combination. While we intend to scrutinize closely any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company, as well as United States securities laws, which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time consuming, and could lead to various regulatory issues that hinder our operations.

Our officers and directors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. These conflicts could impair our ability to consummate a business combination.

Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. All of our executive officers are engaged in several other business endeavors, including Ms. Frangou in her roles as chairman and chief executive officer of Navios Holdings and Navios Maritime Partners L.P., or Navios Partners, and are not obligated to contribute any specific number of hours per week to our affairs. Ted Petrone, our president and a member of our board of directors, and Ms. Frangou are each anticipated to devote approximately five to ten percent of their time per week to our business, which could increase significantly during periods of negotiation for business opportunities. However, if our executive officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could impair our ability to consummate a business combination. For a complete discussion of the potential conflicts of interest that you should be aware of with respect to Navios Holdings and Angeliki Frangou, see the section below entitled “Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with us, Navios Holdings, or our executive officers or directors, which may raise potential conflicts of interest.

In light of our executive officers’ and directors’ involvement with Navios Holdings, we may decide to acquire a target business affiliated with us, Navios Holdings, or our executive officers or directors. Our executive officers and directors are not currently aware of any specific opportunities for us to consummate a business combination with any entities with which they or Navios Holdings are affiliated, and there have been no preliminary discussions concerning a business combination with any such entity or entities. Although we will not be specifically focusing on, or targeting, any transaction with any affiliated entities, we would pursue such a transaction if we determined that such affiliated entity met our criteria for a business combination as set forth in “Business overview — Effecting a business combination — Selection of a target business and structuring of a business combination” and such transaction was approved by a majority of our disinterested directors. Despite our agreement to obtain an opinion from an independent investment banking firm regarding the fairness to our stockholders from a financial point of view of a business combination with a target business affiliated with us, Navios Holdings or our executive officers or directors, potential conflicts of interest still may exist and, as a result, the terms of the initial business combination may not be as advantageous to our public stockholders as they would be absent any conflicts of interest.

Our officers, directors and their affiliates currently are, and may in the future become, affiliated with entities engaged in business activities that are similar to those intended to be conducted by us, including Navios Holdings, and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

All of our officers and directors currently are, and may in the future become, affiliated with additional entities, including other shipping entities, such as Navios Holdings in the case of Ms. Frangou and Mr. Petrone, and Navios Partners in the case of Ms. Frangou, that are engaged in business activities similar to those intended to be conducted by us. In addition, each of the independent members of our board of directors is affiliated with an organization that provides services to shipping companies. Due to these existing affiliations, they may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. We will have the ability to acquire a target business that is in competition with and operates in the same business as Navios Holdings or Navios Partners, subject to our right of first refusal agreement with such entities. In such case, there may be additional conflicts of interest between Navios Holdings, Navios Partners and us, including direct head to head competition for chartering and additional vessel acquisition opportunities, and otherwise. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see the section below entitled “Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor or that a potential target business would not be presented to another entity prior to its presentation to us.

Our initial stockholders beneficially own shares of our common stock that will not participate in liquidating distributions and therefore our executive officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for a business combination.

Our initial stockholders have waived their right to receive distributions upon our liquidation if we fail to consummate a business combination, with respect to the shares of common stock included in the sponsor units they own. The shares of common stock and warrants included in the Sponsor Units and the Private Placement warrants owned by our initial stockholders will be worthless if we do not consummate a business combination. Angeliki Frangou, our chairman and chief executive officer, has a 19% beneficial interest in Navios Holdings and is also its chairman and chief executive officer. Accordingly, the financial interests of our executive officers and directors may influence their motivation in identifying and selecting a target business and timely consummating a business combination. Consequently, the discretion of those executive officers and directors in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.

Our directors’ and officers’ interests in obtaining reimbursement for any out-of-pocket expenses incurred by them, as well as the potential for entering into consulting agreements with the post-combination business, may lead to a conflict of interest in determining whether a particular target business is appropriate for a business combination and in the public stockholders’ best interest.

Our directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account and the amount of interest income from the Trust Account, net of income taxes on such interest, of up to a maximum of $3.0 million, unless the business combination is consummated. These amounts were based on management’s estimates of the funds needed to fund our operations for the 24 months following our Initial Public Offering and consummate a business combination. Those estimates may prove to be inaccurate, especially if a portion of the available proceeds is used to make a down payment in connection with business combination or pay exclusivity or similar fees or if we expend a significant portion in pursuit of an acquisition that is not consummated. In addition, it is possible that members of management may enter into consulting agreements with the post-combination business as part of the business combination. The financial interest of our directors and officers could influence their motivation in selecting a target business or negotiating with a target business in connection with a proposed business combination and thus, there may be a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest.

Each of our independent directors will be entitled to receive $50,000 compensation annually upon the successful consummation of a business combination and, therefore, they may be faced with a conflict of interest when determining whether a particular target business is appropriate for a business combination and in the public stockholders’ best interest.

Each of our independent directors will be entitled to receive $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. The financial interest of our directors could negatively affect their independence and influence their motivation in selecting a target business and thus, they may be faced with a conflict of interest when determining whether a particular business combination is in our stockholders’ best interest. If conflicts arise, they may not necessarily be resolved in our favor.

Our chairman and other directors may continue to serve on our board of directors following the consummation of a business combination and may be paid fees for such services. Thus, such financial interest may influence their motivation and they may be faced with a conflict of interest when determining whether a particular business combination is in our stockholders’ best interest.

Because it is possible that our chairman and one or more of our directors may continue to serve on our board of directors after the consummation of our initial business combination, and such individuals may be paid fees for their services, the financial interest of such individuals may influence their motivation when determining whether a particular business combination is in our stockholders’ best interest and securing payment of such fees. Thus, they may be faced with a conflict of interest when determining whether a particular business combination is in our stockholders’ best interest. If conflicts arise, they may not necessarily be resolved in our favor.

Since our initial stockholders, including Navios Holdings, will lose their entire investment in us if a business combination is not consummated, and Navios Holdings may be required to pay costs associated with our liquidation, our initial stockholders might purchase shares of our common stock from stockholders who would otherwise choose to vote against a proposed business combination or exercise their conversion rights in connection with such business combination.

Our initial stockholders own Sponsor Units that will be worthless if we do not consummate a business combination. The actual per unit value of the Sponsor Units would be less than $10.00, because unlike the shares of our common stock held by our public stockholders, the Sponsor Units are restricted and may not be transferred until 180 days after the consummation of our initial business combination. In addition, on July 1, 2008, Navios Holdings purchased warrants in the Private Placement which will also be worthless if we do not consummate a business combination. We believe the current equity value for the Sponsor Units is significantly lower than the $10.00 per unit offering price because the holder of these units will not be able to sell or transfer them while such Sponsor Units remain in escrow, except in certain limited circumstances (such as transfers to entities controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes) and these Sponsor Units are not entitled to any proceeds in case we liquidate if we do not consummate a business combination. In addition, in the event we are forced to liquidate, Navios Holdings has agreed to advance us the entire amount of the funds necessary to complete such liquidation and has agreed not to seek repayment for such expenses.

Given the interest that Navios Holdings has in a business combination being consummated, it is possible that it (and/or our officers and directors) will acquire securities from public stockholders who have elected to redeem their shares of our common stock in order to change their vote and insure that the business combination will be approved (which could result in a business combination being approved even if, after the announcement of the business combination, 40% or more of our public stockholders would have elected their conversion rights, or a majority of the shares of common stock voted by the public stockholders would have voted against the business combination, but for the purchases made by Navios Holdings (and/or our officers and directors)).

It is probable that our initial business combination will be with a single target business, which may cause us to be solely dependent on a single business and to provide only a limited number of services, thereby preventing us from diversifying our operations, spreading risks or offsetting losses.

Our initial business combination must be with a target business with a collective fair market value of at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account) at the time of such business combination. Consequently, it is probable that, unless the purchase price consists substantially of our equity, we will have the ability to consummate only the initial business combination with the proceeds of our Initial Public Offering. Accordingly, the prospects for our success may be:

•	solely dependent upon the performance of a single business; or

•	dependent upon the development or market acceptance of a single or limited number of services.

In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities that may have the resources to consummate several business combinations in different industries or different areas of a single industry. Further, the prospects for our success may be entirely dependent upon the future performance of the initial target business that we acquire.

While it is possible that we may attempt to effect our initial business combination with more than one target business simultaneously, such simultaneous acquisition entails certain risks that may require us to limit our acquisition to one target business.

We may not be able to acquire more than one target business because of various factors, including possible complex accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and closings with multiple target businesses. In addition, we would also be exposed to the risk that conditions to closings with respect to the acquisition of one or more of the target businesses would not be satisfied, bringing the fair market value of the initial business combination below the required fair market value of 80% of our net assets threshold. Accordingly, while it is possible that we may attempt to effect our initial business combination with more than one target business, we are more likely to choose a single target business if deciding between one target business meeting such 80% threshold and comparable multiple target business candidates collectively meeting the 80% threshold.

We may be unable to obtain additional financing, if required, to consummate a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

As we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of our Initial Public Offering and the Private Placement prove to be insufficient, either because of the size of the business combination or the depletion of the available net proceeds not held in the Trust Account (including interest earned on the Trust Account released to us) in search of a target business, or because we become obligated to convert into cash a significant number of shares from dissenting stockholders, we will be required to seek additional financing. We have not taken any action with respect to additional financing, nor can we assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could impair the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.

As we seek to consummate an initial business combination and to develop our business, we will need to improve our operations and financial systems, staff, and crew; if we cannot improve these systems or recruit suitable employees, we may not effectively control our operations.

Our initial operating and financial systems may not be adequate as we implement our plan to consummate an initial business combination and to develop our business, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation.

Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

If we were to acquire vessels or a business with agreements to purchase individual vessels, we may be subject to risks that result from being a start-up maritime transportation and logistics business.

If we were to acquire vessels or a business with agreements to purchase individual vessels, we may be subject to risks that result from being a start-up maritime transportation and logistics business. Such risks could potentially include the dependence on third parties for the commercial and technical management of the vessels, including crewing, maintenance and repair, supply provisioning, freight invoicing and chartering. We may not be able to quickly develop the infrastructure and hire the seafarers and shore-side administrative and management personnel necessary to manage and operate our business effectively if we acquire vessels instead of an operating business. In addition, we might have to begin our operations without advance bookings of charters, which could lead such vessels initially to have a higher than industry standard number of idle days until such time as we establish business relations.

Management services relating to a target business’ vessels may be performed by Navios Holdings, which could result in potential conflicts of interest.

If we consummate a business combination that involves the acquisition of vessels, we may engage the services of Navios Holdings to provide technical and management services relating to the operation of such vessels. Navios Holdings may receive fees and commissions on gross revenue received by us in respect of each vessel managed, a commission on the gross sale or purchase price of vessels that we purchase or sell, and a commission on all insurance placed. In light of the foregoing, there may be a conflict of interest in selecting between our interests and those of Navios Holdings.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows.

The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Because we may cover all or a portion of the cost of vessel or business acquisitions with debt financing, such uncertainty may hamper our ability to finance vessel or new business acquisition.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows.

Risks Associated with the Marine Transportation and Logistics Industries

If charter rates fluctuate and the shipping industry continues to undergo cyclical turns, it may reduce our profitability and operations.

The marine transportation and logistics industries have been cyclical in varying degrees, with the shipping business experiencing significant fluctuations in charter rates, profitability and, consequently, vessel values. Contraction in demand for imported commodities such as iron ore or coal, as a result of economic downturns or changes in government policies in certain regional markets, could depress vessel freight rates, as well as the general demand for vessels. A decline in demand for, and level of consumption of, refined petroleum products could cause demand for tank vessel capacity and charter rates to decline. We anticipate that future demand for any carriers we may acquire and the related charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in maritime carriers or an increase in supply of vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

The supply of shipping capacity is also a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or removed from active service. Supply may also be affected by maritime transportation and other types of governmental regulation, including that of international authorities. These and other factors may cause a decrease in the demand for the services we may ultimately provide or the value of the vessels we may own and operate, thereby limiting our ability to operate successfully any prospective target business with which we may ultimately consummate a business combination.

The marine transportation and logistics industries are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.

The marine transportation and logistics industries have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker and dry bulk carrier markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil, coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.

If we were to acquire vessels or a business with agreements to purchase individual vessels, it is highly unlikely that proxy materials provided to our stockholders would include historical financial statements and, accordingly, investors will not have historical financial statements on which to rely in making their decision whether to vote for the acquisition.

If we were to acquire vessels or a business with agreements to purchase individual vessels, it is highly unlikely that the proxy statement we would send to stockholders would, unless otherwise required by applicable law and regulations, contain historical financial statements with respect to the operation of vessels. Although we would provide such historical financial statements if required by applicable law or regulations, such historical financial statements are not often required. Instead, the proxy statement we would send to our stockholders would include, among other matters: (i) historical and prevailing market rates for vessels on the basis of type, age and proposed employment; (ii) our expectations of future market trends and proposed strategy for employment of the vessels; (iii) our anticipated operational (overhead) expenses; and (iv) the valuation of the vessels as assets generally (i.e., whether they are new buildings or second-hand and the type of vessel), all of which, in turn, depend on the sector of the marine transportation and logistics industries in which we consummate such a business combination. Thus, you would not necessarily be able to rely on historical financial statements when deciding whether to approve a business combination involving the acquisition of vessels or a business with agreements to purchase individual vessels.

If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The ownership and operation of vessels in international trade is affected by a number of risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, labor strikes, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We intend to maintain insurance, consistent with industry standards, against these risks on any vessels and other business assets we may acquire upon consummation of a business combination. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims for damages that may be asserted against us. A catastrophic oil spill or marine disaster could exceed our insurance coverage. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims, could lower our profitability and be detrimental to our operations.

If we acquire or charter any vessels, we will become subject to various laws, regulations and conventions, including environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions are considering legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We would be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (ISM) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For all vessels, including those that would be operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the International Maritime Organization, or IMO, adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states as a result of caused by discharges, or threatened discharges of bunker oil from all classes of ships including dry bulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670, et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificated of financial responsibility, all prior to the vessel entering state waters.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states jurisdictions have ratified the IMO’s Protocol of 1996, or the Protocol of 1996, to the 1976 Convention. The Protocol provides which for substantially increased the higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

If we acquire or charter any vessels, we will become subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for any vessels we may acquire or charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have significant financial impact on us.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For instance, if any vessels we may acquire or charter suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. The involvement of any vessels we may acquire or charter in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. If a business combination involves the ownership of vessels, such vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.

We may become subject to United States federal income taxation on our United States source shipping income, which would reduce our net income and impair our cash flow.

Due to the nature of the marine transportation and logistics industries, we expect to consummate a business combination with a target business outside of the United States, in which case we would seek to qualify under Section 883 of the United States Internal Revenue Code of 1986, as amended, or the Code, for an exemption from U.S. federal income tax on substantially all of our U.S.-source shipping income (if any). Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We can give no assurance that we will qualify for the Section 883 exemption. In such case, our net income and cash flow will be reduced by the amount of such tax. The Section 883 exemption generally does not apply to income other than shipping income.

If we acquire a target business that charters vessels on the spot market (i.e., vessels chartered on a voyage basis or for periods of less than 12 months), it may increase our risk of doing business following the business combination.

We may consummate a business combination with a target business that involves the chartering of vessels on a spot charter basis. Spot charters are entered into as either voyage charters or short-term time charters of less than 12 months’ duration. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based upon available charters and the supply of and demand for seaborne shipping capacity. Although our focus on the spot charter market may enable us to benefit from strengthening industry conditions, should they occur, to do so we may be required to procure spot charter business consistently. We cannot assure you that spot charters will be available at rates that will be sufficient to enable us to operate our business profitably.

In addition, our dependence on the spot charter market may result in lower utilization of our vessels and, consequently, decreased profitability. We cannot assure you that rates in the spot charter market will not decline, that charters in the spot charter market will continue to be available or that our dependence on the spot charter market will not result in generally lower overall utilization or decreased profitability, the occurrence of any of which events could reduce our earnings and cause us to incur losses.

If a target business has or obtains a vessel that is of second-hand or older nature, it could increase our costs and decrease our profitability.

We believe that competition for employment of second-hand vessels may be intense. Additionally, second-hand vessels may carry no warranties from sellers with respect to their condition as compared to warranties from shipyards available for newly-constructed vessels, and may be subject to problems created by the use of their original owners. If we purchase any second-hand vessels, we may incur additional expenditures as a result of these risks, which may reduce our profitability.

While it will be our intention, if we acquire a target business in this area, to sell or retire our vessels before they are considered older vessels, under shipping standards, in the rare case where we continue to own and operate a vessel for a longer period, we could be faced with the additional expenditures necessary to maintain a vessel in good operating condition as the age of a vessel increases. Moreover, port-state authorities in certain jurisdictions may demand that repairs be made to this type of vessel before allowing it to berth at or depart a particular port, even though that vessel may be in class and in compliance with all relevant international maritime conventions. Should any of these types of problems or changes develop, income may be lost if a vessel goes off-hire and additional unforeseen and unbudgeted expenses may be incurred. If we choose to maintain any vessels past the age that we have planned, we cannot assure you that market conditions will justify expenditures with respect to any of the foregoing or enable us to operate these vessels profitably.

The economic slowdown in the Asia Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which adversely affect our results of operations and financial condition.

Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the development in seaborne dry bulk trades and the demand for dry bulk carriers. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Furthermore, the economic slowdown in the United States, the European Union, and other countries may deepen the economic slowdown in China, among others. While the recent introduction of a $586.0 billion economic stimulus package by the Chinese government is designed in part, to increase consumer spending and reignite the steep growth China experienced before the recent downturn, it remains to be seen whether such a course of action by China will have the desired effect. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry-wide. As a result, our operating results would be further materially affected.

Because international maritime transportation and logistics businesses often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, upon the consummation of an initial business combination, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

Upon the consummation of an initial business combination, it is likely that we will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions may be predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2008, the value of the U.S. dollar increased by approximately 4.4% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

A failure to pass inspection by classification societies could result in any vessels we may acquire becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any vessel we acquire fails any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Item 4.	Information on the Company

A.	History and development of Navios Acquisition

General

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. Other than the completion of our Initial Public Offering, we have neither engaged in any operations nor generated significant revenue to date. We are considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7: Accounting and Reporting By Development Stage Enterprises, and we are subject to the risks associated with activities of development stage companies.

On March 18, 2008, Navios Holdings purchased an aggregate of 8,625,000 units, or the Sponsor Units, for an aggregate purchase price of $25,000 of which an aggregate of 290,000 were transferred to our officers and directors. Subsequently, on June 16, 2008, Navios Holdings agreed to return to us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 Sponsor Units. Each Sponsor Unit consists of one share of common stock and one warrant.

On July 1, 2008, we consummated our initial public offering of 25,300,000 units, referred to herein as the Initial Public Offering, including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per unit in the offering. Each unit consists of one share of our common stock, $0.0001 par value per share, and one redeemable common stock purchase warrant. Each warrant will entitle the holder to purchase from us one share of common stock at an exercise price of $7.00 commencing on the later of (a) the completion of a business combination or (b) one year from the date of the final prospectus for the Initial Public Offering, and will expire five years from the date of the prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. In no circumstance will we be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Additionally, on July 1, 2008, Navios Holdings purchased 7,600,000 warrants from the Company at a price of $1.00 per warrant ($7.6 million in the aggregate) in a private placement, or the Private Placement, that occurred simultaneously with the completion of the Initial Public Offering. The proceeds from the Private Placement were added to the proceeds of the Initial Public Offering and placed in a trust account, or the Trust Account. If a business combination is not consummated within 24 months (or up to 36 months if our stockholders approve an extended period) after the date of the completion of the Initial Public Offering, the $7.6 million proceeds from the sale of the Private Placement warrants will be part of the liquidating distribution to the public stockholders and the warrants will expire worthless. The Private Placement warrants are identical to the warrants included in the units sold in the Initial Public Offering except that: (i) the Private Placement warrants are subject to certain transfer restrictions until after the consummation of our initial business combination; (ii) the Private Placement warrants may be exercised on a cashless basis, while the warrants included in the units sold in the Initial Public Offering cannot be exercised on a cashless basis; (iii) the Private Placement warrants are not redeemable by us so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the Private Placement warrants purchased by Navios Holdings will be transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after a business combination is consummated. We do not believe that the sale of the Private Placement warrants resulted in the recognition of any stock-based compensation expense, as we believe that the Private Placement warrants were sold at or above fair value.

Proceeds of $250,770,000 from the Initial Public Offering and the Private Placement were placed in the Trust Account maintained by Continental Stock Transfer and Trust Company, as trustee and invested in U.S. government debt securities, or U.S. Treasury Bills. Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States “government debt securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Except with respect to interest income that may be released to us (i) up to $3,000,000 to fund working capital requirements and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. The proceeds held in the Trust Account may be used as consideration to pay sellers of a target business or businesses with which we complete a business combination. Any amounts not paid as consideration to the sellers of the target business (excluding taxes and amounts permitted to be disbursed for expenses as well as the amount held in the Trust Account representing deferred underwriting discounts and commissions), may be used to finance operations of the target business.

B.	Business overview

Introduction

Navios Acquisition was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. We have selected December 31st as our fiscal year end. To date, our efforts have been limited to organizational activities, our Initial Public Offering and the search for and negotiations with potential target businesses for a business combination. As of the date of this filing, we have not acquired any business operations and have no operations generating revenue.

We will seek to capitalize on the substantial investing and operating expertise of our management team. Our executive officers and directors have extensive experience in the international marine transportation and logistics industries. We intend to leverage this experience in connection with our efforts to identify a prospective target business.

We intend to focus primarily on a target business in the marine transportation and logistics industries including, without limitation, tankers, liquefied natural gas, and liquefied petroleum gas, containers and logistics sectors. We may acquire assets directly or indirectly through the purchase of businesses. We may also acquire service businesses, including companies that provide technical or commercial management or other services to one or more segments of the marine transportation and logistics industries.

We have identified the following general criteria that we believe are important in evaluating a prospective target business. We will use these criteria in evaluating acquisition opportunities, but we may decide to enter into a business combination with a target business that does not meet these criteria.

•	Fundamentally strong business. We will seek to acquire a business that operates within a sector that has strong fundamentals, looking at factors such as growth prospects, competitive dynamics, level of consolidation, need for capital investment and barriers to entry. We will seek to acquire a fundamentally strong business that may have been mismanaged or undermanaged. For example, we will focus on businesses that have demonstrable advantages when compared to their competitors, which may help to protect profitability or deliver strong free cash flow under multiple market conditions.

•	Potential for increased profitability or strong free cash flow generation. We will seek to acquire a business that has the potential to improve profitability significantly either through improvement to the balance sheet, improvement to operations, or via adding new management. We may also seek to acquire a business that has the potential to generate strong and stable free cash flow. We will focus on businesses that have known working capital and capital expenditure requirements. We may also seek to leverage this cash flow prudently to enhance stockholder value.

•	Reduced expenses. We will search for a business with the potential to reduce operating expenses through, among other things, improved technical or commercial management, increased efficiencies from improved operations or asset mix, or via adoption of next generation technology.

•	Expansion opportunities. We will search for a business with opportunities to expand its businesses into related areas by, among other things, making strategic acquisitions in new businesses or adopting innovative marketing practices, repositioning itself to attract new customers, and optimizing global expansion opportunities.

Competitive Strengths

We believe that we have the following competitive strengths:

Operating expertise

Our management team has over 50 years of experience owning, operating and growing successful businesses within the marine transportation and logistics industries. This experience includes all aspects of the business, including commercial and technical management, operations, engineering and finance. The management team’s experience also includes identifying acquisition targets and realizing value from assets and businesses in different business cycles and sectors within the marine transportation and logistics industries.

We expect to leverage the significant operating expertise of our management team to identify, acquire and operate a business whose operations or balance sheet can be fundamentally improved and where there are opportunities for increased profitability. In addition, we believe that the experience of our management team may provide us with opportunities to recruit highly qualified executives.

While Navios Holdings does not have any contractual obligation to assist us in identifying a target business and completing a business combination, we may have access to certain resources of Navios Holdings, such as financial and accounting personnel, that may assist us in the process of evaluating potential acquisition targets. Due to the substantial investment in us by Navios Holdings, we would anticipate that such resources would be made available to us even though Navios Holdings is not obligated to provide such resources.

Brand Name

Navios Holdings’ business was established by the United States Steel Corporation in 1954, and we believe that it has built strong brand equity through over 50 years of working with raw materials producers, exporters, and industrial end-users. Navios Holdings’ long-standing presence in Asia has resulted in our management holding privileged relationships with many of the largest trading houses in Japan. We believe that the Navios brand name will provide us with a competitive advantage both in developing access to a target business and in operating any business ultimately acquired.

Track record

Another distinguishing feature that we believe provides a competitive advantage is the proven ability of our management to acquire and grow businesses. Angeliki Frangou, our chairman and chief executive officer, was also the chairman and chief executive officer of International Shipping Enterprises, Inc., or ISE, a blank check company that raised $196.65 million in December of 2004. In August of 2005, ISE acquired Navios

Holdings for $607.5 million. Today, Navios Holdings is a global and vertically integrated seaborne shipping company focused on the transport and transshipment of dry bulk commodities and is listed on the New York Stock Exchange under the symbol “NM”. We believe many target businesses will view the consummation of that business combination as a positive factor in considering whether to enter into a business combination with us.

Unique platform for deal generation

Navios Holdings is one of the world’s largest independent dry bulk operators that uses industry specific expertise to generate and administer investment opportunities. We believe our relationship with Navios Holdings and its affiliates provides us with numerous benefits that are key to our long-term growth and success, including Navios Holdings’ expertise in commercial management, reputation within the shipping industry and network of strong relationships with many of the world’s dry bulk raw material producers, agricultural traders and exporters, industrial end-users, shipyards, and shipping companies. This expertise and these relationships provide a unique platform for deal generation and allow access to a number of proprietary opportunities that would otherwise be unavailable to us. Our executive officers and directors have extensive experience in the shipping industry as leading managers, principals or directors of several prominent worldwide shipping companies. In addition, they collectively comprise a strong pool of expertise covering the key areas of shipping, with more than 100 years of total experience in sourcing, negotiating and structuring transactions in the shipping industry. We intend to leverage the industry experience of our executive officers, including their extensive contacts and relationships, by focusing our efforts on identifying a prospective target business in the shipping and related industries. We believe that Navios Holdings’ experience and extensive contacts in the marine transportation and logistics industries increases our ability to identify investment opportunities, conduct effective due diligence on potential target companies and to ultimately operate a business in our targeted marine transportation and logistics sectors.

Intense focus on operational due diligence

Our management team will employ an extensive technical and operations focused due diligence process that it believes will provide insight on key issues such as quality of assets and operations, business valuations, capital structures, strategic vision and capabilities of the acquisition target’s management team. As a result, we believe we have certain analytical advantages and insights in the marine transportation and logistics industries when we evaluate potential business combination opportunities. During the due diligence phase, our management team will carefully evaluate prospective business targets to uncover key issues that will drive value or, as importantly, pose a significant risk (such as the quality of assets, contingent liabilities and environmental issues). We believe our management team’s deep and diverse set of skills in management, operations and finance, together with our access to extensive mergers and acquisitions, legal, financing, restructuring, tax and accounting experience will enable us to avoid potential risks that other investors may not identify.

Status as a public company

We believe our structure will make us an attractive business combination partner to target businesses that are not public companies (although we have the flexibility to acquire a public company). As an existing public company, we offer a target business that is not itself a public company an alternative to the traditional initial public offering through a merger or other business combination. In this situation, the owners of the target business would exchange their shares of stock in the target business for shares of our stock or for a combination of shares of our stock and cash, allowing us to tailor the consideration to the specific needs of the sellers. Although there are various costs and obligations associated with being a public company, we believe non-public target businesses will find this method a more certain and cost effective method to becoming a public company than the typical initial public offering. In a typical initial public offering, there are additional expenses incurred in marketing, road show and public reporting efforts that are not expected to be present to the same extent in connection with a business combination with us.

Financial position

With funds available net of proceeds held in the Trust Account, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations and strengthening its balance sheet by reducing its debt ratio. Because we are able to consummate a business combination using our cash, debt or equity securities, or a combination of the foregoing, we should have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its specific needs. However, we have not taken any steps to secure third-party financing and there can be no assurance it will be available to us.

Our Relationship with Navios Holdings and Navios Partners

Our efforts in identifying a prospective target business will not be limited to a particular sector within the marine transportation and logistics industries,. We believe that by so focusing our search for target businesses, we can capitalize on the management and advisory resources of Navios Holdings in the maritime industry We believe our strategy of including target businesses within the dry bulk shipping sector will allow us to take advantage of opportunities, resulting from the market dislocation, which are outside the strategy and financial reach of our affiliates.

Our affiliates are:

•	Navios Holdings. Navios Holdings is a global and vertically integrated seaborne shipping company that specializes in a wide range of dry bulk commodities, including iron ore, coal, and grain. Although Navios Holdings derives a small portion of its revenue from its logistics operations, most of Navios Holdings’ revenue and net income are from vessel operations, which are virtually exclusively in the dry bulk shipping sector. Navios Holdings’ policy for vessel operations has led Navios Holdings to time charter-out many of its vessels for short- to medium-term charters.

•	Navios Partners. Navios Maritime Partners L.P., or Navios Partners, operates Capesize or Panamax dry bulk vessels that are chartered out for a minimum of three years. The Navios Partners’, fleet currently consists of eight active Panamax vessels and one modern Capesize vessel. All of Navios Partners’ current vessels operate under long-term charters-out with an average length of approximately 4.2 years. Navios Partners has also contracted for one newbuild Capesize vessel that it has agreed to purchase from Navios Holdings upon delivery, which is expected to occur in June 2009. All of Navios Partners’ vessels are currently managed by Navios ShipManagement Inc.

As a controlled affiliate of Navios Holdings, we are subject to the omnibus agreement between Navios Holdings and Navios Partners that governs business opportunities within the dry bulk shipping sector. Under the omnibus agreement, Navios Holdings agreed (and agreed to cause its controlled affiliates, including us, to agree) to grant a right of first offer to Navios Partners for any Panamax or Capesize dry bulk vessel subject to a charter for three or more years that it acquires or may own. Accordingly, we would not be able to own any Panamax or Capesize dry bulk carriers with charters of three or more years without first obtaining the consent of Navios Partners. Navios Partners and its subsidiaries granted to Navios Holdings a similar right of first offer on any proposed sale, transfer or other disposition of any of its Panamax or Capesize dry bulk carriers and related charters or any of its dry bulk vessels that is not a Panamax or Capesize dry bulk vessel and related charters owned or acquired by it. To resolve this conflict of interest, we have entered into a right of first refusal agreement that grants us the first opportunity to consider any business opportunity outside of the dry bulk shipping sector. See “Conflicts of Interest.”

Upon a change of control of Navios Holdings or Navios Partners, the noncompetition and right of first offer provisions of the omnibus agreement, and hence our obligations thereunder, will terminate within a specified period of time after such change in control. Our obligations under the omnibus agreement will also be terminated whenever we are deemed no longer to be a controlled affiliate of Navios Holdings.

Because of the overlap between Navios Holdings, Navios Partners and us with respect to possible acquisitions under the terms of the omnibus agreement, we have entered into a business opportunity right of first refusal agreement, which provides that, commencing on the date of the prospectus related to our Initial

Public Offering and extending until the earlier of the consummation of our initial business combination or our liquidation, we, Navios Holdings and Navios Partners will share business opportunities in the marine transportation and logistics industries as follows:

•	We will have the first opportunity to consider any business opportunities outside of the dry bulk shipping sector.

•	Navios Holdings will have the first opportunity to consider any business opportunities within the dry bulk shipping sector, with the exception of any Panamax or Capesize dry bulk carrier under charter for three or more years it might own.

•	Navios Partners has the first opportunity to consider any acquisition opportunity relating to any Panamax or Capesize dry bulk carrier under charter for three or more years.

Overview of the Marine Transportation and Marine Logistics Industries

The following is an overview of the marine transportation and marine logistics industries.

Marine Transportation

We will be looking to acquire a target business in the marine transportation sector. Marine transportation involves, but is not limited to, the following:

Container Sector

Container vessels transport finished goods that are shipped in containers. A container is an internationally standardized packing box for transport of cargo by road, rail or sea. The different sizes of containers have been fixed by the International Organization of Standardization. The twenty-foot container is the basic unit (referred to as TEU, or Twenty-foot Equivalent Units), which is 20 feet in length and can be loaded with 15 to 20 tons of cargo. The other standard size container is 40 feet in length, and is designated as a Forty-foot Equivalent Unit, or FEU. Such a container can carry up to 30 tons of cargo.

Container vessels are sized according to the number of containers that they can carry and whether the vessels can traverse the Panama Canal or Suez Canal. The four major container vessel categories, with reference to size, from smallest to largest, are as follows:

•	Panamax: Container vessels with cargo capacity typically from 2,500 up to approximately 5,000 TEU. They are constructed as the largest vessels capable of fitting through the Panama Canal (in terms of breadth and length).

•	Post-Panamax: Container vessels with cargo capacity typically from 4,500 up to approximately 10,000 TEU.

•	Suezmax: Container vessels with cargo capacity typically of 10,000 -12,000 TEU. They are constructed as the largest vessels capable of fitting through the Suez Canal (both in terms of breadth and draft, or the maximum depth below a vessel’s waterline).

•	Post-Suezmax, or Malaccamax: These container vessels are currently in the design stage and are expected to exceed a capacity of 12,000 TEU. They will also be designed to travel through the Strait of Malacca, which is currently limited due to its draft restrictions.

In addition, container ships called “ro-ro’s” (for roll-on, roll-off), which are equipped with shore-based ramp systems for loading and unloading, are used to ship containers. Ro-ro’s are usually associated with shorter trade routes, as they are unable to carry the volume of crane-based container vessels. However, due to their flexibility and high speed, ro-ro’s are frequently used in today’s container markets. Various types of ro-ro vessels include ferries, cruise ferries and barges. A true ro-ro’s ramps can serve all of the vessel’s decks; otherwise, it is a hybrid vessel. New automobiles that are transported by ship around the world are often moved on a large type of ro-ro called a Pure Car Carrier (PCC) or Pure Car Truck Carrier (PCTC).

Prices for individual vessels vary widely depending on the type, quality, age and expected future earnings.

Tanker Sector

The world tanker fleet is divided into two primary categories, crude oil and product tankers. Tanker charterers of wet cargoes will typically charter the appropriate sized tanker based on the length of journey, cargo size and port and canal restrictions. Crude oil tankers are typically larger than product tankers. The major tanker categories with reference to size are:

•	Very Large Crude Carriers, or VLCCs: Tanker vessels that are used to transport crude oil with cargo capacity typically 200,000 to 320,000 dwt that are more than 300 meters in length. VLCCs are highly automated and their advanced computer systems allow for a minimal crew. The majority of the world’s crude oil is transported via VLCCs.

•	Suezmax: Tanker vessels with cargo capacity typically 120,000 to 200,000 dwt. These vessels are used in some of the fastest growing oil producing regions of the world, including oil coming from the Caspian Sea and West Africa. Suezmax tankers are the largest ships able to transit the Suez Canal with a full payload and are capable of both long and short haul voyages.

•	Aframax: Tanker vessels with cargo capacity typically 80,000 to 120,000 dwt. These tankers carry crude oil and serve various trade routes from short to medium distances, for example, from the North Sea to Western Europe, to the Baltic Sea and to East Coast of the United States. These vessels are able to enter a larger number of ports throughout the world as compared to the larger crude oil tankers.

•	Panamax: Tanker vessels with a cargo capacity typically between 60,000 and 100,000 dwt. Panamax vessels are used for various long distance trade routes, including those that traverse through the Panama Canal.

•	Handymax: Versatile vessels that are dispersed in various geographic locations throughout the world. Handymax vessels typically have cargo capacity of 35,000 to 60,000 dwt.

•	Handysize: Smaller tanker vessels with cargo capacity up to 35,000 dwt. These vessels are used mainly for regional voyages, are extremely versatile and can be used in smaller ports that lack infrastructure.

Product.  As opposed to crude oil tankers, which are usually larger, product tankers typically have cargo capacities of less than 80,000 dwt. Product tankers are capable of carrying refined petroleum products, such as fuel oils, gasoline and jet fuel, as well as various edible oils, such as vegetable and palm oil. Chemicals, including ethanol and biofuels are carried in the smaller sizes of these vessels.

Chemical.  Chemical tankers are specialized product tankers designed to transport chemicals in bulk. Ocean-going chemical tankers generally range from 5,000 to 40,000 dwt in size, which is considerably smaller than the average size of other tanker types due to the specialized nature of their cargoes and the size restrictions of the port terminals where they call to load and discharge. Chemical tankers normally have a series of separate cargo tanks that are either coated with specialized coatings such as phenolic epoxy or zinc paint, or made from stainless steel. The coating or cargo tank material determines what types of cargo a particular tank can carry; stainless steel tanks are required for aggressive acid cargoes such as sulphuric and phosphoric acid, while “easier” cargoes, for example, vegetable oil, can be carried in epoxy coated tanks. Chemical tankers often have a system for tank heating in order to maintain the viscosity of certain cargoes. This system typically consists of a boiler that pumps pressurized steam through heating coils to transfer heat into the cargo and circulate tank contents by convection. Cargo tanks are completely separated and can be loaded and emptied fully independently of the other cargo tanks. This enables a single tanker to load, transport and discharge separately a variety of chemicals.

Prices for individual vessels vary widely depending on the type, quality, age and expected future earnings.

LNG Carrier Sector

LNG carriers transport liquefied natural gases, or LNG, internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by vessels over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to meet their demand for natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. The LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or regasified) and then shipped by pipeline for distribution to natural gas customers.

The LNG market includes private and state-controlled energy and utilities companies that generally operate captive fleets and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as major energy companies have continued to divest their non-core businesses.

LPG Carrier Sector

LPG carriers are vessels that can transport liquid petroleum and petrochemical gases, as well as ammonia. Liquid petroleum gases, or LPG, are produced as a byproduct of crude oil refining and natural gas production, and are used primarily as fuel for transportation, residential and commercial heating and cooking, and as a feedstock for the production of petrochemicals. Petrochemical gases are used in the production of a vast array of chemicals and new production technologies that allow plastic to displace metal, cotton, wood and other materials in an increasing number of end-user products. LPG products are divided into three categories:

•	Liquid petroleum gases, consisting mainly of butane and propane, are carried in fully-pressurized vessels. These gases are used for cooking, as fuel for cars, as fuel in refineries, as chemical feedstock for industrial and fuel at power plants and gas utilities.

•	Petrochemical gases that are traded as butadiene, propylene and vinyl chloride monomer, and ethylene, which are carried in semi-refrigerated ships, since they require refrigeration to minus 104 degrees Celsius to be transported in liquefied form. These petrochemical gases are primarily used in the plastics manufacturing industry.

•	Ammonia, which is carried in fully-refrigerated vessels, is mainly used in the fertilizer industry and as a feedstock in the petrochemical industry.

There are three main types of LPG carriers classified based on method of liquefaction:

•	Fully-pressurized carriers. These carriers liquefy their cargoes at ambient temperatures under high pressure of up to 17 bar (kg/cm2), are generally small vessels of under 8,000 cubic meters, or cbm. The majority of these vessels are less than 5,000 cbm.

•	Semi-refrigerated carriers. These carriers liquefy their cargoes under a combination of pressure and refrigeration to temperatures down to minus 48 degrees Celsius and pressure up to 9 bar (kg/cm2). Certain semi-refrigerated carriers with gas plants are able to cool cargoes further to minus 104 degrees Celsius and are referred to as ethylene carriers. The majority of these vessels are less than 20,000 cbm.

•	Fully-refrigerated carriers. These carriers can liquefy their cargoes at or under their boiling temperatures down to approximately minus 48 degrees Celsius at atmospheric pressure with onboard compressors. These vessels are typically 22,000 cbm and larger and also carry clean petroleum products such as naphtha.

Dry Bulk Shipping Sector

Dry bulk vessels are used to transport commodities such as iron ore, minerals, grains, forest products, fertilizers, coking and steam coal. The dry bulk shipping sector can be divided into four major vessel categories with reference to size. We may explore acquisitions of a target business that is focused on these segments of the dry bulk shipping sector, including:

•	Capesize: The largest of the dry bulk carrier vessels, with typical cargo capacity over 100,000 deadweight tons, or dwt. Capesize vessels are used primarily for one-way voyages with cargoes consisting of iron ore and coal.

•	Panamax: The second largest of the dry bulk vessels, with cargo capacity typically between 60,000 and 100,000 dwt. Panamax vessels are used for various long distance trade routes, including those that traverse through the Panama Canal.

•	Handymax: Versatile vessels that are dispersed in various geographic locations throughout the world. Handymax vessels typically have cargo capacity of 35,000 to 60,000 dwt, and are primarily used to transport grains, forest products and fertilizers.

•	Handysize: The smallest of the dry bulk carrier vessels with cargo capacity up to 35,000 dwt. These vessels are used mainly for regional voyages, are extremely versatile and can be used in smaller ports that lack infrastructure.

Prices for individual vessels vary widely depending on the type, quality, age and expected future earnings.

Marine Logistics

We may also be looking to acquire a target business in the marine logistics sector. Marine logistics involves, but is not limited to, the following:

Port, Storage and Terminal Operations

These are service businesses related to marine cargo handling from the time cargo, for or from a vessel, arrives at shipside, dock, pier, terminal, staging area, or in-transit area until cargo loading or unloading operations are completed. These businesses are engaged in, among other activities, the development of the infrastructure of ports and specialized private berths, warehousing, logistic services and regulatory matters, including compliance with customs formalities.

River Barge Operations

These companies own river barges and pushboats to transport cargos across major river trading routes globally. The cargoes transported would include but not be limited to the following:

Liquid Cargo

•	Hydrocarbons (crude oil, gas oil, naphtas, fuel oil, JP1, etc.)

•	Vegetable oils

Liquefied Cargo

•	Liquefied Petroleum Gas (LPG)

Dry Cargo

•	Cereals (cotton pellets, soy bean, wheat, etc.)

•	Limestone (clinker)

•	Mineral iron

•	Rolling stones

•	General Cargo — Containers — Special cargoes

Specialized Vessel Operations

These include fuel bunkers, supply vessels, service vessels and anchor handlers that perform various functions related to the supply and maintenance of offshore oil rigs. Also included are multipurpose vessels with heavy gear capacity to service containers and specialty cargoes such as for shipyards, oil refineries, modification requirements and the full range of steel products.

Offshore Supply Operations

These companies provide critical logistic and transportation services for offshore petroleum exploration and production companies. Typical opportunities in the offshore supply business would include companies/assets providing delivery of drilling supplies, fuels, water and food, movement of personnel, towing rigs to and from different locations, providing safety, emergency response and other general support functions for offshore construction projects.

Management Sector

Instead of acquiring a target business owning or operating vessels, we may seek to acquire service businesses engaged in, among other activities, operational management, brokerage, maintenance and technical support. Service businesses we may seek to acquire would typically be engaged in:

•	Technical management services, such as crew retention and training, maintenance, repair, capital expenditures, dry-docking, payment of vessel tonnage tax, maintaining insurance and other vessel operating activities; or

•	Commercial management services, such as finding employment for vessels, vessel acquisition and disposition, freight and charter hire collection, accounts control, appointment of agents, bunkering and cargo claims handling and settlements.

We may also seek to acquire a target business actively engaged in the contract of affreightment, or COA, market. A COA is a service contract under which a vessel owner agrees to transport multiple cargoes, at a specified rate per ton, between designated loading and discharge ports. A COA does not designate any particular vessel but does require a specified amount of cargo to be carried during the term of the COA, which usually spans a number of months or years. A COA arrangement also provides flexibility in that both the contract and the cargo may also be re-let to other parties, allowing the COA holder effectively to “trade” its paper contract as well as the cargo subject to such contract.

Governmental and other Regulations

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and it is also subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent that international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), state and local governmental pollution control agencies and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

International Environmental Regulations

The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, one consisting of those concerned generally with ship safety standards, and the other of those specifically concerned with measures to prevent pollution.

Ship safety regulation

In the former category the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security (ISPS) Code. Our owned fleet should maintain ISM and ISPS certifications for safety and security of operations.

Regulations to prevent pollution from ships

In the secondary main category of international regulation the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the Convention. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. These regulations are enforced by the member states. We anticipate incurring costs in complying with these more stringent standards.

Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States (which did not join the Kyoto Protocol), the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. While the petition was originally denied, the new EPA administration is reconsidering the petition in its entirety. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect on December 31, 2011, even if it were to be adopted earlier.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

United States Environmental Regulations and laws governing civil liability for pollution

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the federal laws, each state may enact more stringent regulations, thus subjecting shipowners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA 90, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670, et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the shipowner contract with an oil response organization and require a valid certificated of financial responsibility, all prior to the vessel entering state waters.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, liability under some state laws do not include any limits, and thus, while limitation may be available under federal law, liability under state law is considered unlimited forcing a vessel owner or operator to first pay under state law and then possibly seek reimbursement from the federal government under the limitation provisions of OPA 90.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty, through instruments known as Certificates of Financial Responsibility, or COFR. On February 6, 2008, the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such COFRs to $1,250 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. The increased amounts will become effective 90 days after the proposed regulations are finalized.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We would comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third-party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning COFRs provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes COFRs. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations that had typically provided COFRs under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage. In addition to these liabilities, the vessel owner or operator may incur the costs of response and clean-up, as well as damages to natural resources.

The United States Clean Water Act, or the Clean Water Act, prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the

EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel and directing the EPA to develop a system for regulating all discharges from vessels by that date.

To comply with this court mandate, the EPA issued a final vessel general permit, or VGP, that establishes effluent discharge limits for 28 different vessel discharges. We are required to comply with the terms of the permit, including the including the state-specific conditions imposed by the individual states in certifying the permit. In addition, we will be required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We would be required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements

The Federal Clean Air Act, or the CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels would be subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, the EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines, consistent with the United States’ proposal to amend Annex VI of MARPOL described above. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. The EPA has also been required pursuant to litigation, to regulate greenhouse gas emissions. The EPA has just begun the process and recently published the mandatory greenhouse gas reporting regulation. While these regulations currently require engine manufacturers to report engine emissions, the EPA has made it clear that they intend to continue gathering information on whether it should require engine operators to also report. The EPA may also adopt regulations near-term, to reduce emissions of greenhouse gases. These regulations would add to the operational and control equipment costs incurred in complying with criteria pollutant regulations.

On February 4, 2009, the U.S. Coast Guard issued a policy letter outlining the steps it will take to enforce MARPOL Annex VI, or the Annex. In addition to reviewing the certificates, fuels sales records and logs that the Annex VI requires, the U.S. Cost Guard intends to conduct onboard inspections of relevant systems, as well as take fuel samples. These increased inspection and sampling requirements may add cost to the current compliance costs for the Annex.

The last few years have seen an increase in air pollution regulations by U.S. state and local authorities applying to the shipping industry. California, in particular, has adopted regulations requiring the use of shoreside power for shipping fleets, banning incineration within local waters, requiring the use of low sulfur fuels, and proposals to reduce vessel speeds. These regulations impose standards and monitoring requirements on vessel owners and operators. These regulations require expenditures to add controls or operating methods as well as liabilities for noncompliance.

As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean going ships under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures the amount of which we cannot predict with certainty at this time.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunkers Convention entered into force on November 21, 2008, and in early 2009 it was in effect in 22 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the IMO’s Protocol of 1976 to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Inspection by Classification Societies

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Effecting a business combination

General

We are not presently engaged in any substantive commercial business. We intend to utilize cash derived from the proceeds of our Initial Public Offering, our capital stock, debt or a combination of these in effecting a business combination. Although substantially all of the net proceeds of our Initial Public Offering are intended to be applied generally toward effecting a business combination, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors will invest in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of or merger with, a target business that does not need substantial additional capital but that desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a target business that may be financially unstable or in its early stages of development or growth or to begin operations by purchasing vessels, in which case we would be subject to the risks inherent in being a start-up business, although it is not our current intention to do so. While we may seek to effect business combinations with more than one target business, it is likely that initially we will have the ability to consummate only a single business combination, although this may entail the simultaneous acquisitions of several operating businesses at the same time.

We have not identified a target business

As mentioned above, to date, neither we nor Navios Holdings has selected any target business with which to seek a business combination with us. None of our officers, directors, promoters or other affiliates, including Navios Holdings, is currently engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination with us, nor have we, nor any of our agents or affiliates, including Navios

Holdings, been approached by any candidates (or representative of any candidates) with respect to a possible business combination with us. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate for us. Neither we nor Navios Holdings has established any specific attributes or criteria (financial or otherwise) for our prospective target businesses except for those factors described below under “Effecting a business combination — Selection of a target business and structuring of a business combination.” Finally, we note that there has been no diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by Navios Holdings or us, our affiliates or representatives, or by any third party, with respect to a business combination transaction with us.

Subject to the limitation that a target business has a fair market value of at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account) at the time of the acquisition, as described below in more detail, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Accordingly, there is no basis for investors in this offering to evaluate the possible merits or risks of the target business with which we may ultimately consummate a business combination. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of target businesses

Our officers and directors, as well as their affiliates, may bring to our attention a target business that they become aware of through their business contacts. While our officers and directors make no commitment as to the amount of time they will spend trying to identify or investigate potential target businesses, they believe that the various relationships they have developed over their careers, together with direct inquiry, will generate a number of potential target businesses that will warrant further investigation. In no event will we pay any of our existing officers, directors or stockholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us prior to or in connection with the consummation of a business combination.

We anticipate that a target business may also be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, ship brokers and other members of the financial or shipping community, who may present solicited or unsolicited proposals. We expect such sources to become aware that we are seeking a business combination candidate by a variety of means, such as publicly available information, public relations and marketing efforts, articles that may be published in industry trade journals discussing our intent to make acquisitions, and/or direct contact by our management. We will make a preliminary judgment about the relative merits and timing of a shipping opportunity employing our market knowledge, which is based upon published vessel values and charter rates, notably those of Clarksons Shipping Services or Drewry Shipping Consultants, Ltd., among others; market- and vessel-specific information provided to us by ship brokers and charterers; information obtained by us through the ordinary course of business as a result of general discussions with ship owners, managers and other industry players; and transaction-specific information resulting from unsolicited approaches, proposals or offers from third parties. While we do not presently anticipate engaging the services of professional firms that specialize in acquisitions on any formal basis, we may decide to engage such firms in the future or we may be approached on an unsolicited basis, in which event their compensation (which would be equal to a percentage of the fair market value of the transaction as agreed upon at the time of such engagement or agreement with a party that brings us an unsolicited proposal, as the case may be) may be paid from the proceeds not held in the Trust Account. Any finder or broker would only be paid a fee upon the consummation of a business combination. Further, because any finder or broker that we engage will be required to sign a waiver of claims against the Trust Account, such firms or individuals will not be entitled to receive any funds from the Trust Account upon our liquidation.

Selection of a target business and structuring of a business combination

Subject to the requirement that our initial business combination must be with a target business with a collective fair market value that is at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account) at the time of such acquisition, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. We have not conducted any specific research on the marine transportation and logistics industries to date, nor have we conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates or the likelihood or probability of success of any proposed business combination. Since we have not yet analyzed the businesses available for acquisition and have not identified a target business, we have not established any specific attributes or criteria (financial or otherwise) for the evaluation of prospective target businesses, except for the factors described below. In evaluating a prospective target business, our management will conduct the necessary business, legal and accounting due diligence on such target business and will consider, among other factors that we deem relevant at such time based on the identity of such target business, the following:

•	potential for increased profitability or strong free cash flow generation;

•	potential to reduce operating expenses;

•	expansion opportunities;

•	quality of assets and operations;

•	business valuations;

•	capital structures;

•	strategic vision and capabilities of the acquisition target’s management team;

•	earnings and growth potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	cash flow and cash flow growth potential;

•	stability of cash flow;

•	competitive position;

•	financial condition and results of operation;

•	barriers to entry into the marine transportation and logistics industries;

•	breadth of services offered;

•	degree of current or potential market acceptance of the services;

•	regulatory environment of the marine transportation and logistics industries;

•	costs associated with effecting the business combination;

•	contingent liabilities;

•	pension matters; and

•	environmental issues.

Because we do not know in which segment of the marine transportation and logistics industries we will be considering a target business, we have listed the foregoing general factors. These criteria are not intended to be exhaustive. In evaluating a prospective target business, we will conduct an extensive due diligence review that will encompass, among other things, meetings with incumbent management, where applicable, and inspection of facilities, as well as review of financial and other information that will be made available to us. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the listed factors, as well as other considerations deemed relevant by our management in effecting a particular business combination. We have not conducted any research with respect to identifying the number and characteristics of potential acquisition candidates, nor is it possible for us to list the number of market participants that fall within each of the sectors in the shipping sector identified by us, as the marine transportation and logistics industries are generally highly fragmented and, aside from the handful of publicly traded shipping companies, characterized by a lack of transparency in ownership or corporate structure, the possibility of companies selling pieces or divisions of themselves and new ships constantly being built, all of which factors limit our ability to approximate the number of market participants in each sector.

The time and costs required to select and evaluate a target business and to structure and consummate the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately consummated will result in a loss to us and reduce the amount of capital available to otherwise consummate a business combination. However, we will not pay any finder’s or consulting fees to our initial stockholders, or any of their respective affiliates, for services rendered to or in connection with a business combination.

Fair market value of target business

The initial target business that we acquire must have a collective fair market value equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account) at the time of such acquisition. In order to consummate such an acquisition, we may issue a significant amount of our debt or equity securities to the sellers of such businesses and/or seek to raise additional funds through an issuance of debt or equity securities. Since we have no specific business combination under consideration, we have not entered into any such fund raising arrangement and have no current intention of doing so.

The fair market value of such target business will be determined by our board of directors based upon valuation criteria accepted by the financial community, such as actual and potential sales, earnings before interest, tax, depreciation and amortization, net income, cash available for distributions, net asset value, cash flow and book value. The valuation process could involve obtaining two or three appraisals from independent ship brokers. These appraisals, in accordance with standard industry practice, are based on a description of the particular vessel (including size, age and type), as well as the appraisers’ review of publicly available maintenance records for vessels that are not new. It is not anticipated that such appraisers will agree to allow our stockholders to rely directly on the appraisals.

Our officers and directors have experience evaluating target businesses based upon the valuation criteria set forth in the preceding paragraph and have performed such evaluations for transactions valued in the range contemplated by our Initial Public Offering. Satisfaction of the 80% threshold is determined by calculating the fair market value of what we receive in the business combination and comparing it to 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account). Whether assets or stock of a target business is acquired, including if we acquire less than 100% of an entity’s stock, such assets or stock received by us would be evaluated based upon such financial criteria in order to determine if the fair market value of such assets or stock equals at least 80% of our net assets.

If our board of directors is not able to determine independently that the target business has a sufficient fair market value (for example, if the financial analysis is too complicated for our board of directors to perform on their own), we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of the Financial Industry Regulatory Authority, or FINRA, or from another qualified independent consultant or advisory firm with respect to the satisfaction of such criteria. The willingness of an investment banking firm or consultant to provide for reliance by our stockholders would be one factor considered by us in selecting an independent investment banking firm.

If we do obtain the opinion of an investment banking firm or consultant, a summary of the opinion will be contained in the proxy statement that will be mailed to stockholders in connection with obtaining approval of the business combination, and the investment banking firm or consultant will consent to the inclusion of their report in our proxy statement. We will not be required to obtain an opinion from an investment banking firm or consultant as to the fair market value if our board of directors independently determines that the target business has sufficient fair market value.

Possible lack of business diversification

While we may seek to effect business combinations with more than one target business, our initial business combination must be with a target business that satisfies the minimum valuation standard at the time of such acquisition, as discussed above. Consequently, it is likely that we will have the ability to effect only one, or perhaps, two business combinations, although this may entail simultaneous acquisitions of several entities at the same time. We may not be able to acquire more than one target business because of various factors, including possible complex domestic or international accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and other legal issues and closings with multiple target businesses. In addition, we would also be exposed to the risks that conditions to closings with respect to the acquisition of one or more of the target businesses would not be satisfied bringing the fair market value of the initial business combination below the required fair market value of 80% of net assets threshold. Accordingly, for an indefinite period of time, the prospects for our future viability may be entirely dependent upon the future performance of a single business. Unlike other entities that may have the resources to consummate several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, our lack of diversification may:

•	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination; and

•	result in our dependency upon the development or market acceptance of a single or limited number of services.

Additionally, since our initial business combination may entail the simultaneous acquisitions of several entities at the same time and may be with different sellers, we will need to convince such sellers to agree that the purchase of their entities is contingent upon the simultaneous closings of the other acquisitions.

Limited ability to evaluate the target business’ management

Although we expect certain of our management, including Angeliki Frangou, our chairman and chief executive officer, to remain associated with us following a business combination, it is likely that some or all members of the management of the target business at the time of the business combination will remain in place, and we may employ other personnel following the business combination. Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination, we cannot assure you that our assessment of the target business’ management will prove to be correct. In addition, we cannot assure you that the future management will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business cannot presently be stated with any certainty. Thus, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Opportunity for stockholder approval of business combination

Prior to the consummation of a business combination, we will submit the transaction to our stockholders for approval, even if the nature of the acquisition is such as would not ordinarily require stockholder approval under applicable law. Our stockholders will be given written notice of a special meeting to approve a business combination, which notice will be given not less than 15 days or more than 60 days before the date fixed for the meeting. In connection with seeking stockholder approval of a business combination, we will also submit to our stockholders for approval a proposal to amend our amended and restated articles of incorporation to provide for our corporate life to continue perpetually following the consummation of such business combination. Any vote to extend the corporate life to continue perpetually following the consummation of a business combination will be taken only if the business combination is approved. However, we may elect to form a foreign subsidiary in connection with a proposed business combination, which may be used to make the acquisition. In the event we choose to consummate our initial business combination using a foreign subsidiary, we may choose not to amend our amended and restated articles of incorporation to provide for perpetual existence. We will only consummate a business combination if stockholders vote both in favor of such business combination and our amendment to extend our corporate life.

As a foreign private issuer, we are exempt from the proxy rules promulgated under the Exchange Act. Because of this exemption, when we seek approval from our stockholders of our initial business combination, we do not expect to file preliminary proxy solicitation materials regarding our initial business combination with the SEC and, accordingly, such materials will not be reviewed by the SEC. However, we will file with the SEC any final proxy solicitation materials that we deliver to our stockholders. When we furnish proxy solicitation materials to our stockholders, we will publicly furnish such materials to the SEC. We expect that the proxy statement that we would send to stockholders would not contain historical financial information with respect to the acquisition of vessels and, therefore, stockholders voting on a proposed transaction would not have the benefit of financial statements of past operations. See “Risk Factors — Risks Associated with the Maritime Transportation and Logistics Industries — If we were to acquire vessels or a business with agreements to purchase individual vessels, it is highly unlikely that proxy materials provided to our stockholders would include historical financial statements and, accordingly, investors will not have historical financial statements on which to rely in making their decision whether to vote for the acquisition.”

In connection with the vote required for our initial business combination, our initial stockholders have agreed to vote the shares of common stock owned by them prior to our Initial Public Offering in accordance with the vote of the majority of the public stockholders. In addition to any shares of common stock purchased pursuant to the limit orders described in the Initial Public Offering prospectus, our officers, directors or Navios Holdings, or their respective affiliates, may make purchases of our securities in the open market, subject to all applicable laws. Although we do not know for certain all the factors that would cause Navios Holdings or such individuals to purchase our securities, we believe that some of the factors they would consider are: (i) the trading price of our securities, (ii) aggregate investment in our securities, and (iii) whether it appears that a substantial number of public stockholders are voting against a proposed business combination. Any shares acquired by Navios Holdings or such individuals in the open market, including any shares purchased pursuant to the limit orders, will be voted in favor of the business combination. Accordingly, any purchase of our shares by our officers and directors, or Navios Holdings, in the open market could influence the result of a vote submitted to our stockholders in connection with a business combination by making it more likely that a business combination would be approved. In addition, given the interest that Navios Holdings and our officers and directors have in a business combination being consummated, it is possible that Navios Holdings and such individuals will acquire securities from public stockholders who have elected to redeem their shares of our common stock (as described below) in order to change their vote and insure that the business combination will be approved (which could result in a business combination being approved even if, after the announcement of the business combination, 40% or more of our public stockholders would have elected their conversion rights on a cumulative basis, including any stockholders who previously exercised conversion rights in connection with the stockholder vote required to approve the extended period, if any, or a majority of our public stockholders would have voted against the business combination, but for the purchases made by Navios Holdings or our officers and directors).

We will proceed with a business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and public stockholders owning less than 40% of the total number of shares sold in our Initial Public Offering exercise their conversion rights described below (including any stockholders who previously exercised their conversion rights in connection with the stockholder vote required to approve the extended period). Our threshold for conversion has been established at 40% to reduce the risk of a small group of stockholders exercising undue influence on the approval process. Voting against the business combination alone will not result in conversion of a stockholder’s shares into a pro rata share of the Trust Account. To do so, a stockholder must have also exercised the conversion rights described below. As a result of our 40% conversion threshold, we may have less cash available to consummate a business combination if up to 39.99% of public stockholders elect to convert their shares. Because we will not know how many stockholders may exercise such conversion rights, we will need to structure a business combination that requires less cash, or we may need to arrange third-party financing to help fund the transaction in case a larger percentage of stockholders exercise their conversion rights than we expect. Alternatively, to compensate for the potential shortfall in cash, we may be required to structure the business combination, in whole or in part, using the issuance of our stock as consideration. Accordingly, this conversion threshold may hinder our ability to consummate a business combination in the most efficient manner or to optimize our capital structure.

Extension of time to consummate a business combination to up to 36 months

We have a period of 24 months from the completion of our Initial Public Offering within which to effect our initial business combination. While such 24-month period may be sufficient to accomplish all of these necessary tasks prior to effectuating the business combination, if we have entered into a letter of intent, agreement in principle or definitive agreement within the 24-month period from the completion of our Initial Public Offering, and, in the course of this process, we conclude that the 24-month period may be insufficient, we may, prior to the expiration of the 24-month period, call a meeting of our stockholders for the purpose of soliciting their approval to extend the date by which we must consummate our initial business combination by up to an additional 12 months. If the extended period is approved by stockholders, we would have a total of up to 36 months from the completion of our Initial Public Offering to consummate a business combination. In connection with seeking stockholder approval for the extended period, we will furnish our stockholders with proxy solicitation materials that will describe the extended period and the procedure for stockholders to exercise their conversion rights if desired.

We believe that extending the date by which we must consummate our initial business combination to up to 36 months may be necessary due to the circumstances involved in the evaluation and consummation of a business combination.

If holders of 40% or more of the shares sold in our Initial Public Offering vote against the proposed extended period and elect to convert their shares for a pro rata share of the Trust Account, we will not extend the date by which we must consummate our initial business combination beyond 24 months. In such event, if we cannot consummate the initial business combination within such 24-month period, we will be required to liquidate, with the amount remaining in the Trust Account returned to all public stockholders. Subject to the foregoing, approval of the extended period will require the affirmative vote of the majority of the votes cast by our public stockholders who vote at the special or annual meeting called for the purpose of approving such extended period. In connection with the vote required for the extended period, our initial stockholders have agreed to vote their shares of common stock acquired prior to our Initial Public Offering in accordance with the majority of shares of common stock voted by the public stockholders and have agreed to waive their conversion rights.

If the majority of votes cast by our public stockholders are voted at the special meeting called for the purpose of approving the extended period in favor of such extended period and holders of less than 40% of the shares sold in our Initial Public Offering vote against the proposed extended period and elect to convert their shares, we will then have an additional 12 months in which to consummate the initial business combination.

If the proposal for the extended period is approved, we will still be required to seek stockholder approval as described above under “Opportunity for stockholder approval of business combination” before effectuating our initial business combination, even if the business combination would not ordinarily require stockholder approval under applicable law. Unless a stockholder voted against the extended period and exercised such stockholder’s conversion rights, such stockholder will be able to vote on the initial business combination.

Conversion rights for stockholders voting to reject the extended period or our initial business combination

Public stockholders voting against the extended period or our initial business combination, as the case may be, will be entitled to cause us to convert their common stock for a pro rata share of the aggregate amount then in the Trust Account, before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the Trust Account, net of income taxes payable on such interest and net of up to an aggregate of $3,000,000 of the interest income, net of taxes, on the Trust Account balance previously released to us to fund our working capital. Stockholders voting against the extended period will have only the right to cause us to convert their shares if the extended period is approved, and stockholders voting against the business combination will have only the right to cause us to convert their shares if our initial business combination is approved and consummated. Public stockholders who cause us to convert their common stock for a pro rata share of the Trust Account will be paid their conversion price as promptly as practicable after the date of the special meeting for the extended period or upon consummation of a business combination, as the case may be, and will continue to have the right to exercise any warrants they own. A public stockholder who converts their common stock in connection with a business combination or the extended period and does not object to the business combination or the extended period will forego their right to commence a derivative action against us.

Notwithstanding the foregoing, a public stockholder, together with any of their affiliates or any other person with whom they are acting in concert or as a partnership, syndicate or other “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) for the purpose of acquiring, holding or disposing of our securities will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in our Initial Public Offering. Such a public stockholder would still be entitled to vote against the extended period or a proposed business combination with respect to all shares owned by them or their affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of stock before the vote held to approve a proposed business combination or the extended period and attempt to use the conversion right as a means to force us or our management to purchase their stock at a significant premium to the then-current market price. Absent this provision, for example, a public stockholder who owns 15% of the shares sold in our Initial Public Offering could threaten to vote against a proposed business combination or the extended period and seek conversion, regardless of the merits of the transaction, if their shares are not purchased by us or our management at a premium to the then-current market price. By limiting each stockholder’s ability to convert only up to 10% of the shares sold in our Initial Public Offering, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction that is favored by our other public stockholders. However, we are not restricting the stockholders’ ability to vote all of their shares against the transaction or against the extended period.

A stockholder who votes against the extended period and also elects to convert its shares of common stock in connection with such vote may vote against our initial business combination at the applicable stockholder meeting held for that purpose only to the extent such stockholder continues to hold shares of our common stock or acquires additional shares. However, such stockholder and its affiliates would be prohibited from exercising any stockholder conversion right with respect to any shares at the stockholder meeting held for the purpose of approving our initial business combination. We believe such limitation on the stockholder conversion rights will deter stockholders who exercise stockholder conversion rights in connection with the stockholder vote on a proposed extended period from acquiring shares solely for the purpose of attempting to seek stockholder conversion, regardless of the merits of the transaction, if its shares are not purchased by us or our management at a premium to the then-current market price.

The actual per-share conversion price will be equal to the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes payable on such interest, which shall be paid from the Trust Account, and net of interest income previously released to us to fund our working capital requirements), calculated as of the date of the special meeting of stockholders approving the extended period or two business days prior to the consummation of the proposed initial business combination, as the case may be, divided by the number of shares sold in our Initial Public Offering. The initial per-share conversion price was expected to be approximately $9.91 (as of December 31, 2008, the underwriters had exercised the over-allotment option in our Initial Public Offering in full and there are 10,119,999 shares at a redemption value $9.91 per share).

An eligible public stockholder may request conversion at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to the extended period or a proposed business combination, as the case may be, but the request will not be granted unless the stockholder votes against the extended period or business combination and the extended period or business combination, as the case may be, is approved and, in the case of the business combination, it is consummated. If a stockholder votes against the business combination or the extended period but fails to properly exercise such stockholder’s conversion rights, such stockholder will not have its shares of common stock converted for its pro rata distribution of the Trust Account. Any request for conversion, once made, may be withdrawn at any time up to the date of the applicable meeting. The funds to be distributed to stockholders who elect conversion will be distributed as promptly as practicable after the special meeting of stockholders approving the extended period, or after the consummation of the business combination, as the case may be. Public stockholders who cause us to convert their common stock into their share of the Trust Account will still have the right to exercise the warrants that they received as part of the units.

We intend to require public stockholders who wish to exercise conversion rights to tender their stock certificates to our transfer agent prior to the special or annual meeting or to deliver their shares to the transfer agent electronically using DTC’s DWAC system. In order to do this, we expect that public stockholders will have to comply with the following steps. If the shares are held in “street name,” a stockholder must instruct their account executive at the stockholder’s bank or broker to withdraw the shares from the stockholder’s account and request that a physical stock certificate be issued in the stockholder’s name. Our transfer agent will be available to assist with this process. No later than the day prior to the stockholder meeting, the written instructions stating that the public stockholder wishes to convert their shares into a pro rata share of the Trust Account and confirming that the public stockholder has held the shares since the record date and, in the case of the initial business combination, will continue to hold them through the consummation of our initial business combination, must be presented to our transfer agent. Stock certificates that have not been tendered in accordance with these procedures by the day prior to the stockholder meeting will not be converted into cash. In the event a public stockholder tenders their shares and decides prior to the stockholder meeting that they do not want to convert their shares, the public stockholder may withdraw the tender up to the date of the applicable meeting. In the event that a public stockholder tenders shares in connection with the vote on the initial business combination or the extended period, and our initial business combination or the extended period is not approved and, in the case of the initial business combination, consummated, these shares will not be converted into cash, and the physical stock certificate representing these shares will be returned to the stockholder.

The proxy solicitation materials that we will furnish to public stockholders in connection with the vote for any proposed initial business combination or an extended period will indicate that we are requiring public stockholders to satisfy such certification and delivery requirements. As discussed above, a public stockholder would have from the time we send out our proxy statement up until the business day immediately preceding the vote on the initial business combination or the extended period to deliver their shares if they wish to seek to exercise their conversion rights. The delivery process is within the public stockholder’s control and, whether they are a record holder or their shares are held in “street name,” should be able to be accomplished by the public stockholder by contacting the transfer agent or their broker and requesting delivery of their shares through the DWAC system. However, because we do not have control over this process or over the brokers or DTC, it may take significantly longer than anticipated to obtain a physical stock certificate.

We will not consummate an initial business combination, and similarly will not extend the time to consummate the business combination to up to 36 months, if holders of more than approximately 39.99% of our outstanding shares of common stock sold in our Initial Public Offering both vote against and exercise their conversion rights with respect to the extended period or, on a cumulative basis, in the case of the business combination.

In connection with a vote on our initial business combination, public stockholders may elect to vote a portion of their shares for and a portion of their shares against the initial business combination. If the initial business combination is approved and consummated, public stockholders who elected to convert the portion of their shares voted against the initial business combination will receive the conversion price with respect to those shares and may retain any other shares they own.

If a vote on an initial business combination is held and the business combination is not approved, we may continue to try to consummate an initial business combination with a different target business until 24 months (or up to 36 months if the extended period is approved) after the date of the completion of our Initial Public Offering. If the initial business combination is not approved or consummated for any reason, then public stockholders voting against our initial business combination who exercised their conversion rights would not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the Trust Account. Those public stockholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the Trust Account only in the event that the initial business combination they voted against was duly approved and subsequently consummated, or in connection with our liquidation.

Dissolution and liquidation if no business combination

Our amended and restated articles of incorporation provide that we will continue in existence only until 24 months (or up to 36 months if the extended period is approved) after our Initial Public Offering. This provision may not be amended except in connection with the consummation of a business combination. If we have not consummated a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 106 of the Marshall Islands Business Corporations Act, or BCA. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution. As a result, no vote would be required from our board of directors or stockholders to commence such a dissolution and liquidation. We view this provision terminating our corporate life by 24 months (or up to 36 months if the extended period is approved) after our Initial Public Offering as an obligation to our stockholders and will not take any action to amend or waive this provision to allow us to survive for a longer period of time except in connection with the consummation of a business combination. Once we are dissolved, stockholders will no longer be able to bring derivative actions against us.

If we are unable to consummate a business combination by 24 months (or up to 36 months if the extended period is approved) after our Initial Public Offering we will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the Trust Account, inclusive of any interest not previously distributed. We anticipate notifying the trustee of the Trust Account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effect such distribution. Our initial stockholders have waived their rights to participate in any liquidating distribution with respect to shares of common stock owned by it prior to our Initial Public Offering. In addition, the underwriters of our Initial Public Offering have agreed to waive their rights to the $8.9 million, considering that the over-allotment option in connection with the Initial Public Offering was exercised in full, of deferred underwriting compensation (including the interest earned thereon) held in the Trust Account for their benefit. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless. We will pay the out-of-pocket costs of liquidation from our remaining assets outside of the Trust Account. If such funds are insufficient, Navios Holdings has agreed to advance us the funds necessary to complete such liquidation and have agreed not to seek repayment of such expenses.

Although we will seek to have all prospective target businesses, vendors or other service providers execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements. Even if such entities execute such agreements with us, there is no guarantee that they will not seek recourse against the Trust Account. A court could also conclude that such agreements are not enforceable. Accordingly, the proceeds held in the Trust Account could be subject to claims, which could take priority over those of our public stockholders. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our stockholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In order to protect the amount in the Trust Account, Navios Holdings has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, except (i) as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account, to the extent such waiver is subsequently found to be invalid or unenforceable, (ii) as to any engagement of, or agreement with, a third party that does not execute a waiver and a majority of the independent directors of Navios Holdings have not consented to such engagement or contract with such third party, and (iii) as to any claims under our indemnity of the underwriters of this offering against certain liabilities under the Securities Act. Additionally, in the case of a vendor, service provider or prospective target business that did not execute a waiver, Navios Holdings will be liable, to the extent it consents to the transaction, only to the extent necessary to ensure that public stockholders receive no less than approximately $9.91 per share, as the underwriters’ over-allotment option has been exercised in full, upon liquidation. Based on our review of the financial statements of Navios Holdings in its most recent Form 20-F, we believe that Navios Holdings will have sufficient funds to meet any indemnification obligations that arise. However, because Navios Holdings’ circumstances may change in the future, we cannot assure investors that Navios Holdings will be able to satisfy such indemnification obligations if and when they arise.

We believe the likelihood of Navios Holdings having to indemnify the Trust Account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. We also will have access to any funds available outside the Trust Account or released to us to fund working capital requirements with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation). The indemnification provisions are set forth in an insider letter executed by Navios Holdings in connection with our Initial Public Offering. The insider letter provides that, in the event we obtain a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our stockholders from a vendor, prospective target business or other entity, the indemnification will not be available. The insider letter executed by Navios Holdings is an exhibit to the registration statement for our Initial Public Offering.

Under the BCA, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in dissolution. If we complied with certain procedures set forth in Section 106 of the BCA intended to ensure that we make reasonable provision for all claims against us, including a minimum 6-month notice period during which any third-party claims can be brought against us, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the expiration of the period specified in the notice. However, it is our intention to make liquidating distributions to our public stockholders as soon as reasonably possible after dissolution and, therefore, we do not intend to comply with those procedures. As such, to the extent not covered by the indemnities provided by our executive officers, our stockholders could potentially be liable for any claims to the extent of distributions received by them in dissolution and any such liability of our stockholders may extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the funds held in our Trust Account will be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account we cannot assure you we will be able to return to our public stockholders the liquidation amounts due them. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after July 1, 2010 (or July 1, 2011 if the extended period is approved), this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors and/or complying with certain provisions of the BCA with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.

Our public stockholders shall be entitled to receive funds from the Trust Account only in the event of liquidation or if the stockholders seek to redeem their respective shares for cash upon (a) a vote against the extended period which is approved by our stockholders or (b) a vote against our initial business combination that is actually consummated by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the Trust Account.

Competition

In identifying, evaluating and selecting a target business, we may encounter competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors, which may limit our ability to compete in acquiring certain sizable target businesses. Among these competitors are other maritime and shipping special purpose acquisition companies, or SPACs. See “Conflicts of Interest.” This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business. Further:

•	our obligation to seek stockholder approval of a business combination or obtain the necessary financial information to be included in the proxy statement to be sent to stockholders in connection with such business combination may delay or prevent the consummation of a transaction;

•	our obligation to convert shares of common stock held by our public stockholders into cash in certain instances may reduce the resources available to effect a business combination;

•	our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

•	the requirement to acquire a target business that has a fair market value equal to at least 80% of our net assets at the time of the acquisition could require us to acquire several businesses, vessels or closely related operating businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the business combination.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our management believes, however, that to the extent that our target business is a privately held entity, our status as a well-financed public entity may give us a competitive advantage over entities having business objectives similar to ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Facilities

We do not own any real estate or other physical property. Our headquarters are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38. The cost of this space is included in the monthly fee of $10,000 that Navios Holdings will charge us for general and administrative services pursuant to a services agreement between us and it. We believe that our office facilities are suitable and adequate for our business as it is presently conducted.

Employees

We have three officers, two of whom are also members of our board of directors. These individuals are not obligated to contribute any specific number of hours per week but intend to devote approximately five to ten percent of their time per week to our affairs, which could increase significantly during periods of negotiation for business opportunities. The amount of time our officers will devote in any time period will vary based on the availability of suitable target businesses to investigate. We do not intend to have any full time employees prior to the consummation of a business combination.

Periodic reporting and financial information

We have registered our units, common stock and warrants under the Exchange Act, and have reporting obligations, including the requirement that we file annual reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports, including this annual report, will contain financial statements audited and reported on by our independent accountants. As a foreign private issuer, we are exempt from the rules under the Exchange Act, regarding proxy statements. Because of this exemption, when we seek approval from our stockholders of our initial business combination, we do not expect to file preliminary proxy solicitation materials regarding our initial business combination with the SEC and, accordingly, such materials will not be reviewed by the SEC. However, we will file with the SEC any final proxy solicitation materials that we deliver to our stockholders.

We may be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2009. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to consummate any such acquisition.

Legal proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.

C.	Organizational Structure

Not applicable, as we are a newly organized blank check company newly organized.

D.	Properties

Not applicable.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. We have neither engaged in any operations nor generated significant revenue to date. We are considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7: Accounting and Reporting By Development Stage Enterprises, and are subject to the risks associated with activities of development stage companies. We have selected December 31st as our fiscal year end. To date, our efforts have been limited to organizational activities, our Initial Public Offering and the search for and negotiations with potential target businesses for a business combination. As of the date of this filing, we have not acquired any business operations and have no operations generating revenue.

•	On March 18, 2008, we issued 8,625,000 sponsor units, or Sponsor Units, to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit, of which 825,000 Sponsor Units were subject to mandatory forfeiture to the extent the underwriters’ over-allotment option was not be fully exercised. However, such Sponsor Units were not forfeited, as the underwriters fully exercised their over-allotment option. Each Sponsor Unit consists of one share of common stock and one warrant.

•	On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors (200,000 to Angeliki Frangou, 50,000 to Ted Petrone, 15,000 to Julian David Brynteson, 15,000 to John Koilalous and 10,000 to Nikolaos Veraros).

•	On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 Sponsor Units.

•	On July 1, 2008, we consummated our Initial Public Offering. Simultaneously with the closing of the Initial Public Offering, Navios Holdings purchased 7,600,000 warrants from us in the Private Placement. The proceeds from the Private Placement were added to the proceeds of the Initial Public Offering and placed in the Trust Account. The net proceeds of our Initial Public Offering, including amounts in the Trust Account, have been invested in U.S. government securities (“U.S. Treasury Bills”) with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. As of December 31, 2008, the Trust Account had a balance of $252.2 million, including short-term investments.

•	Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was be payable on the earlier of March 31, 2009 or the completion of our Initial Public Offering. On December 31, 2008, the balance of the loan was zero, as we fully repaid the loan in November 2008.

Trends and Factors Affecting Our Future Results of Operations

We have neither engaged in any operations nor generated any revenues to date and we will not generate any operating revenues until after consummation of a business combination. We generate non-operating income in the form of interest income on cash and cash equivalents following the completion of our Initial Public Offering. Since our Initial Public Offering, we pay monthly fees of $10,000 per month to Navios Holdings, and incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

A.  Operating results

Period from March 14, 2008 (date of inception) to December 31, 2008

The following table presents consolidated revenue and expense information for the period from March 14, 2008 (date of inception) to December 31, 2008. This information was derived from the audited consolidated revenue and expense accounts of the Company for the above period.

Period from
March 14, 2008
(date of inception) to
December 31,
2008

Revenue	$—
Expenses
General and administrative expenses	(60,000)
Formation and administrative costs	(332,771)

Loss from operations	$(392,771)
Interest income	1,435,550
Other income	4,405

Net income applicable to common stockholders	1,047,184

General and administrative expenses.  Total general and administrative fees for the period from March 14, 2008 (date of inception) to December 31, 2008 amounted to $0.06 million. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay such Navios Holdings $0.01 million per month for such services. As of December 31, 2008, we accrued $0.06 million for administrative services rendered by Navios Holdings.

Formation and operating costs.  Formation and operation costs for the period from March 14, 2008 (date of inception) to December 31, 2008 amounted to $0.3 million.

Interest from trust account.  Interest from the Trust Account amounted to $1.4 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This amount is related to U.S. Treasury Bills. The net proceeds of our Initial Public Offering, including amounts in the Trust Account, have been invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.

Other interest.  Other interest is considered immaterial and does not warrant further discussion. However, this amount is related to the unrealized gain that derives from valuation of U.S. Treasury Bills as of December 31, 2008.

B.	Liquidity and Capital Resources

For the period from March 14, 2008 (date of inception) to December 31, 2008, we had net income of $1.2 million, derived from interest income less general and administrative expenses and formation costs. For the period presented, Earnings Before Interest and Tax (“EBITDA”) is zero, therefore no further discussion is needed.

Our liquidity needs have been satisfied to date through receipt of $25,000 in unit subscriptions from our initial stockholders, through a loan of $500,000 from Navios Holdings, both of which are fully described below. Therefore, unless and until a business combination is consummated, the proceeds held in the Trust Account will not be available for our use for any purpose, including the payment of any expenses related to our Initial Public Offering or expenses that we may incur related to the investigation and selection of a target business or the negotiation of an agreement to effect the business combination.

On March 18, 2008, we issued 8,625,000 Sponsor Units to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit.

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 Sponsor Units.

On July 1, 2008, we closed our Initial Public Offering. Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement. The Initial Public Offering and the Private Placement generated gross proceeds to us in the aggregate of $260.6 million. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the Trust Account, as well as any other net proceeds not expended, will be used to finance the operations of the target business.

We believe that working capital is sufficient and that we will not need additional financing to meet the expenditures required for operating our business prior to our initial business combination. However, we are relying on interest, in an amount of up to $3.0 million, earned on the Trust Account balance to fund such expenditures and to the extent that the interest earned is below our expectation, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we will need to obtain additional financing to the extent such financing is required to consummate our initial business combination or the extended period, as the case may be, or because we become obligated to convert into cash a significant number of shares from dissenting stockholders, in which case we may issue additional securities or incur debt in connection with such business combination. Following a business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

Cash Flow for the period from March 14, 2008 (date of inception) to December 31, 2008

The following table presents cash flow information for the period from March 14, 2008 (date of inception) to December 31, 2008. This information was derived from the audited consolidated statement of cash flows of the Company for the period from March 14, 2008 (date of inception) through December 31, 2008.

Period from
March 14, 2008
(date of inception) to
December 31,
2008

Net cash provided by operating activities	$1,467,518
Net cash used in investing activities	(252,201,007)
Net cash provided by financing activities	250,735,504

Change in cash and cash equivalents	$2,015

Cash provided by operating activities for the period from March 14, 2008 (date of inception) to December 31, 2008:

Net cash provided by operating activities was $1.5 million for the period from March 14, 2008 (date of inception) to December 31, 2008. The increase is analyzed as follows:

The net income for the period from March 14, 2008 (date of inception) to December 31, 2008, resulted mainly from the interest income generated by U.S. Treasury Bills of $1.4 million, less general and administrative expenses amounting to $0.06 million and operating costs amounting to $0.3 million.

Amounts due to related parties were $0.14 million. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay Navios Holdings $10,000 per month for such services. As of December 31, 2008, we accrued $0.06 million for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet together with offering costs amounting to $0.08 million paid by Navios Holdings that will be repaid to Navios Holdings.

Prepaid expenses and other current assets were $0.05 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This amount is related to directors and officers insurance that covers the twelve-month period ended June 25, 2008.

Accrued expenses were $0.3 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This amount is related to accrued legal and professional fees and to bank fees for services provided relating to U.S. Treasury Bills.

Accounts payable were $0.03 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This amount concerns payables mainly for professional fees, legal fees and filing expenses.

Cash used in investing activities for the period from March 14, 2008 (date of inception) to December 31, 2008:

Restricted cash held in the Trust Account had a balance of $252.2 million as of December 31, 2008, including short-term investments. Out of this amount, cash held in the Trust Account amounting to $0.0 million and U.S. Treasury Bills amounting to $252.2 million. Following the completion of the Initial Public Offering, at least 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, were held in the Trust Account and invested in U.S. Treasury Bills. Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States “government debt securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Except with respect to interest income that may be released to us (i) up to $3.0 million to fund working capital requirements and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period.

Cash provided by financing activities for the period from March 14, 2008 (date of inception) to December 31, 2008:

Cash provided by financing activities of $250.7 million for the period from March 14, 2008 (date of inception) to December 31, 2008 resulted from the following: (a) proceeds from issuance of warrants from us amounting to $7.6 million (these warrants were purchased by Navios Holdings at a price of $1.00 per warrant (7.6 million warrants in the aggregate) in the Private Placement. The proceeds from the Private Placement were added to the proceeds of the Initial Public Offering and placed in the Trust Account); (b) gross proceeds of $253.0 million from the sale of 25,300,000 units on July 1, 2008 at a price of $10 per unit (including 10,119,999 shares of common stock subject to possible redemption); (c) proceeds from a loan of $0.5 million that we received from Navios Holdings on March 31, 2008 (the loan evidenced thereby, which was fully repaid in November 2008, was non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the Initial Public Offering); (d) proceeds from issuance of 8,625,000 Sponsor Units to Navios Holdings for an aggregate purchase price of $25,000 of which an aggregate of 290,000 were transferred to our officers and directors (subsequently, on June 16, 2008, Navios Holdings agreed to return to the us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled and the initial stockholders currently own 6,325,000 Sponsor Units); and (e) payments for underwriters’ discount and offering cost of $9.9 million.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information

Not applicable.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

None.

G.	Safe Harbor

Applicable to the extent the disclosures in Item 5E. and 5F. above require the statutory safe harbor protections provided to forward-looking statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Our current directors and executive officers, each of whose business address is c/o Navios Maritime Acquisition Corporation, 85 Akti Miaouli Street, Piraeus, Greece, except as noted below, are as follows:

Name	Age	Position

Angeliki Frangou	43	Chairman, Chief Executive Officer and Director
Ted C. Petrone	53	President and Director
Nikolaos Veraros, CFA	38	Director
Julian David Brynteson	41	Director
John Koilalous	78	Director

Angeliki Frangou was appointed our chairman and chief executive officer in March 2008. Ms. Frangou has been Navios Holdings’ chairman of the board and chief executive officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the chairman, chief executive officer and president of ISE. Ms. Frangou has been the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. Since August 2007, Ms. Frangou has also been the chairman and chief executive officer of Navios Maritime Partners L.P. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the chairman of the board of IRF European Finance Investments Ltd., listed in AIM of the London Stock Exchange. She was also chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society, a member of the Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Ted C. Petrone has been our president since March 2008 and a member of our board of directors. Mr. Petrone has served since September 2006 as president of Navios Corporation, and since May 2007, he has also been a member of the board of directors of Navios Holdings. Mr. Petrone has served in the maritime industry for 31 years, 28 of which with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone has been responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York

Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros, CFA, has been a member of our board of directors since June 2008. Mr. Veraros is a senior analyst at Investments & Finance Ltd., where he has worked since August 2001, and also from June 1997 to February 1999. From March 1999 to August 2001, Mr. Veraros worked as a senior equity analyst for National Securities, S.A, a subsidiary of National Bank of Greece. He is a Certified Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. Mr. Veraros received his Bachelor of Science degree in Business Administration from the Athens University of Economics & Business and his Master of Business Administration degree in Finance/Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester.

Julian David Brynteson has been a member of our board of directors since June 2008. Since November 2006, Mr. Brynteson has been a managing director for sales and purchases at H. Clarkson & Company Ltd., a wholly owned subsidiary of London Stock Exchange-listed, leading worldwide shipbroker Clarkson PLC. Mr. Brynteson was a member of the board of directors of ISE from September 2004 until October 2005. From March 1987 to November 2006, Mr. Brynteson was employed in various capacities with Braemar Seascope Ltd. (the surviving entity following the merger between Seascope Shipping Ltd. and Braemar Shipbrokers Ltd.), a London Stock Exchange listed shipbroker, becoming a director in the sales and purchase department in 2001. Mr. Brynteson served as a trainee ship officer with Denholms, an owner and agent of ocean going ships, from October 1985 to March 1986. From April 1986 to February 1987 he was employed as a trainee dry-cargo broker with P+O Australia in its Melbourne, Australia offices.

John Koilalous has been a member of our board of directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London since 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold for some 18 years and then with Pegasus Adjusting Services Ltd. of which he was the founder and, until his retirement at the end of 2008, the managing director. He still remains active in an advisory capacity on matters of marine insurance claims.

Director independence

Our board of directors has determined that Messrs. Veraros, Koilalous and Brynteson are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Securities Exchange Act. Although the decision of whether our independent directors will remain with us after the business combination is reserved for each such director, we will always seek to have a board of directors composed of a majority of independent directors.

B.	Executive compensation

No executive officer has received any cash compensation for services rendered and no compensation of any kind, including finder’s and consulting fees, will be paid to our initial stockholders, officers, directors or any of their respective affiliates. Nor will Navios Holdings or, our officers, directors or any of their respective affiliates receive any cash compensation for services rendered prior to or in connection with a business combination, except that our independent directors will be entitled to receive $50,000 in cash per year, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. However, all of these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our chairman or any of our independent directors may continue to serve on our board of directors after the consummation of our initial business combination. In that event, such individuals may be paid consulting or other fees from the target business as a result of the business combination, with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to the stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on a Form 6-K.

C.	Board practices

Board classes

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Messrs. Koilalous and Brynteson, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Petrone and Veraros, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Angeliki Frangou, will expire at the third annual meeting.

Board committees

Our board of directors has an audit committee and a nominating committee. Our board of directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers.

Audit committee

Our audit committee consists of Messrs. Veraros and Koilalous. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

The audit committee reviews the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee also selects our independent registered public accounting firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent public accounting firm our annual audit and annual consolidated financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

In addition, the audit committee reviews and approves all expense reimbursements made to our officers or directors. Any expense reimbursements payable to members of our audit committee are reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating committee

A nominating committee of the board of directors has been established, which consists of Messrs. Veraros, Koilalous and Brynteson, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Code of conduct and ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange.

Conflicts of interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings and Navios Partners.

•	Angeliki Frangou, our chairman and chief executive officer, is the chairman and chief executive officer of Navios Holdings and Navios Partners, an affiliate of Navios Holdings. In addition, Ms. Frangou is the chairman of the board of directors of IRF European Finance Investments, Ltd. and chairman of the board of directors of Proton Bank. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, and a director of Navios Holdings. In the course of their business activities for Navios Holdings, our common officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as to Navios Holdings and Navios Partners. They may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For this reason, we have entered into a business opportunity right of first refusal agreement with Navios Holdings and Navios Partners, the terms of which are discussed above.

•	Our officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by us.

•	Our board, certain of whose members are also members of the board of Navios Holdings, may have a conflict of interest in determining whether a particular target business is appropriate to effect a business combination. The financial interests of our initial stockholders, including our officers and directors, may influence their motivation in identifying and selecting a target acquisition, and consummating a business combination because:

•	our initial stockholders own Sponsor Units that will be released from escrow (or from transfer restrictions in the case of the Private Placement warrants) only if a business combination is successfully consummated;

•	Navios Holdings owns Private Placement warrants that will expire worthless if a business combination is not consummated; and

•	upon the successful consummation of a business combination, Navios Holdings may earn substantial fees for providing technical and/or commercial ship management services.

•	Other than with respect to the business combination, we have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

•	Because each of our independent directors will be entitled to receive $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination, the financial interest of our independent directors could influence their motivation in selecting a target business. Additionally, certain of our directors may continue with us as members of our board of directors as part of a business combination, pursuant to which they may be entitled to compensation for their services. Thus, the financial interests of our independent directors may influence their motivation when determining whether a particular business combination is in our stockholders’ best interest and securing payment of their annual fee.

•	Because it is possible that our chairman and one or more of our independent directors may continue to serve on our board of directors after the consummation of our initial business combination, and such individuals may be paid fees for their services, the financial interest of such individuals may influence their motivation when determining whether a particular business combination is in our stockholders’ best interest and securing payment of such fees.

•	All of Navios Holdings’ investment in us will be lost if we do not consummate a business combination. This amount is comprised of consideration paid for the Sponsor Units and Private Placement warrants. These amounts are in addition to claims made against the Trust Account by creditors who have not executed waivers of claims. In addition, Navios Holdings has agreed to pay fees and expenses for our dissolution and liquidation in the event we do not have sufficient funds outside of the Trust Account to pay for such expenses.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities to multiple entities. In addition, conflicts of interest may arise when our board of directors evaluates a particular business opportunity. We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

Each of our directors has, or may come to have, to a certain degree, other fiduciary obligations. Angeliki Frangou, our chairman and chief executive officer, is the chairman and chief executive officer of Navios Holdings and Navios Partners, an affiliate of Navios Holdings. In addition, Ms. Frangou is the chairman of the board of directors of IRF European Finance Investments, Ltd. and chairman of the board of directors of Proton Bank. Ted C. Petrone, our President and a member of our board of directors, is the President of Navios Corporation, and a director of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Mr. Brynteson is a managing director for sales and purchases at H. Clarkson & Company, Ltd., a subsidiary of leading worldwide shipbroker Clarkson PLC. In order to minimize potential conflicts of interest, our directors and officers have agreed, until the earlier of the consummation of our initial business combination or our liquidation, that they will not become affiliated as an officer, director or stockholder of a blank check or blind pool company operating in or intending to acquire a business in the marine transportation and logistics industries.

In addition, each of Navios Holdings and Navios Partners have agreed, for the period commencing on the date of our Initial Public Offering and extending until the earlier of the consummation of our initial business combination or our liquidation, that they will not form, invest in or become affiliated with a blank check or blind pool company operating in or intended to acquire a business in the marine transportation and logistics industries.

In connection with the vote required for any business combination, our initial stockholders have agreed to vote their respective shares of common stock that were owned prior to our Initial Public Offering in accordance with the vote of the public stockholders owning a majority of the shares of our common stock sold in the Initial Public Offering and to vote any shares they acquired in the Initial Public Offering or in the open market in favor of any business combination they negotiate and present to the stockholders.

Each independent director will receive $50,000 in cash per year, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. They will also receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, but such expenses will be subject to the review and approval of the audit committee, and any expense reimbursements payable to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. Although we believe that all actions taken by our directors on our behalf will be in our best interests, we cannot assure you that this will be the case.

Navios Holdings has a significant ownership interest in us. As a result of Navios Holdings’ significant ownership stake in us and our common management, there are certain potential conflicts of interest, including potential competition as to acquisition targets and, after an acquisition has been consummated, potential competition and business relationships with each other.

In order to minimize potential conflicts of interest that may arise from multiple affiliations, each of our officers and directors (other than our independent directors) has agreed, until the earliest of the consummation of our initial business combination, 24 months (or up to 36 months if our stockholders approve the extended period) after the date of the closing of our Initial Public Offering and such time as they cease to be an officer or director, to present to us for our consideration, before presenting to any other entity, any business combination opportunity involving the potential acquisition of a controlling interest in a marine transportation or logistics business outside of the dry bulk shipping sector, subject to (i) any fiduciary duties or contractual obligations they may have currently or in the future in respect of Navios Holdings or Navios Partners and any businesses in which either such company invests and (ii) any other pre-existing fiduciary duties or contractual obligations they may have.

As a controlled affiliate of Navios Holdings, we are subject to the omnibus agreement between Navios Holdings and Navios Partners that governs business opportunities within the dry bulk shipping sector, as described above. Accordingly, we would not be able to own any Panamax or Capesize dry bulk carriers with charters of three or more years without first obtaining the consent of Navios Partners. Navios Partners and its subsidiaries granted to Navios Holdings a similar right of first offer on any proposed sale, transfer or other disposition of any of its Panamax or Capesize dry bulk carriers and related charters or any of its dry bulk vessels that is not a Panamax or Capesize dry bulk vessel and related charters owned or acquired by it.

Upon a change of control of Navios Holdings or Navios Partners, the noncompetition and right of first offer provisions of the omnibus agreement, and hence our obligations thereunder, will terminate within a specified period of time after such change in control. Our obligations under the omnibus agreement will also be terminated whenever we are deemed to no longer be a controlled affiliate of Navios Holdings.

Because of the overlap between Navios Holdings, Navios Partners and us with respect to possible acquisitions under the terms of the omnibus agreement, we have entered into a business opportunity right of first refusal agreement which provides that, commencing from the closing of our Initial Public Offering and extending until the earlier of the consummation of our initial business combination or our liquidation, we, Navios Holdings and Navios Partners will share business opportunities in the marine transportation and logistics industries as follows:

•	We will have the first opportunity to consider any business opportunities outside of the dry bulk shipping sector.

•	Navios Holdings will have the first opportunity to consider any business opportunities within the dry bulk shipping sector, with the exception of any Panamax or Capesize dry bulk carrier under charter for three or more years it might own.

•	Navios Partners has the first opportunity to consider an acquisition opportunity relating to any Panamax or Capesize dry bulk carrier under charter for three or more years.

Decisions by us to release Navios Holdings and Navios Partners to pursue any corporate opportunity outside of the dry bulk sector will be made by a majority of our independent directors. We are permitted to, and will, consider suitable opportunities both within and outside the dry bulk shipping sector of the marine transportation and logistics industries. Although we have entered into the business opportunity right of first refusal agreement, we have done so primarily to (i) provide greater certainty to the process by which we manage any potential conflicts of interest and (ii) provide each of our and Navios Holdings’ and Navios Partners’ management with guidelines to permit each of them to fully and properly discharge their respective duties to each of us, Navios Holdings and Navios Partners, where implicated.

As set forth above, we will have the ability to acquire a target business that is in competition with and operate in the same business as Navios Holdings or Navios Partners. In such case, there may be additional conflicts of interest between Navios Holdings, Navios Partners and us, including direct head to head competition for chartering and additional vessel acquisition opportunities, and otherwise. To mitigate such risks, we plan to add independent management or replace our existing management with independent management if our acquisitions are such as to lead to substantial direct competition between us. If we acquire an operating business, there is some likelihood that some or all of the management of such business might join our management after the business combination; however, there can be no assurance as to whom the management team would be or as to their qualifications.

Further, all ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including Navios Holdings, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions will require prior approval, in each instance, by a unanimous vote of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction. In addition, we will not pursue a business combination with an entity affiliated with us, Navios Holdings, or our officers and directors unless we obtain an opinion from an independent investment banking firm that is a member of FINRA that the business combination is fair to our unaffiliated stockholders from a financial point of view, and all of our disinterested, independent directors approve the transaction.

D.	Employees

Not applicable as we do not intend to have any full time employees prior to the consummation of a business combination.

E.	Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 31,625,000 shares of common stock outstanding as of April 10, 2009, of our common stock by our sponsor, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	of Beneficial	Percentage of
	Ownership(2)	Common Stock

Name and Address of Beneficial Owner(1)
Navios Maritime Holdings Inc.(2)	6,035,000	19.1%
Angeliki Frangou	200,000	*
Ted C. Petrone	50,000	*
Nikolaos Veraros	10,000	*
Julian David Brynteson	15,000	*
John Koilalous	15,000	*
All of our officers and directors as a group	290,000	*

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.

(2)	Navios Maritime Holdings Inc. is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our chairman and chief executive officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, Rex Harrington and Allan Shaw. In addition, we have been informed by Navios Maritime Holdings Inc. that, based upon documents filed with the SEC that are publicly available, it believes that the beneficial owners of greater than 5% of the common stock of Navios Maritime Holdings Inc. are: Angeliki Frangou, who has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by Ms. Frangou (23.2%), FMR LLC (11.0%), Oceanic Investment Management Limited and Golden Ocean Group Limited (5.3%). We have been informed by Navios Maritime Holdings Inc. that, other than Angeliki Frangou, the president, chief executive officer and a director of Navios Maritime Holdings Inc., no beneficial owner of greater than 5% of Navios Maritime Holdings Inc.’s common stock is an affiliate of Navios Maritime Holding Inc.

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership, based on 31,625,000 shares of common stock outstanding as of April 10, 2009, of our common stock by each person, based on publicly available filings, that beneficially owns more than 5% of the common stock. The number of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any common stocks that the person or entity has the right to acquire as of June 10, 2009 through the exercise of any right.

	Common Stocks
	Beneficially Owned
	Number	Percentage

Name of Beneficial Owner
Navios Holdings	6,035,000	19%
Integrated Core Strategies (US) LLC	3,447,400	10.9%
QVT Financial LP	2,992,000	9.4%
Genesis Capital Advisors LLC	1,950,800	6.2%
Highbridge International LLC	1,900,000	6.0%
Fir Tree, Inc.	1,800,000	5.7%
HBK Services LLC	1,721,500	5.4%

B.	Related Party Transactions

On March 18, 2008, we issued 8,625,000 Sponsor Units to our sponsor Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit, of which 825,000 Sponsor Units were subject to mandatory forfeiture to the extent the underwriters’ over-allotment option was not exercised in full. However, such Sponsor Units were not forfeited, as the underwriters fully exercised their over-allotment option. Each Sponsor Unit consists of one share of common stock and one warrant.

On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 Sponsor Units.

On July 1, 2008, we closed our Initial Public Offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The Initial Public Offering and the Private Placement generated gross proceeds to the Company in an aggregate amount of $260.6 million.

Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our Initial Public Offering. On December 31, 2008, the balance of the loan was zero, as we fully repaid the loan in November 2008.

We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay Navios Holdings $10,000 per month for such services. As of December 31, 2008, we accrued $60,000 for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet together with offering costs amounting to $76,323 paid by Navios Holdings and will be reimbursed to Navios Holdings.

We have also agreed to pay each of our independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the our board of directors and payable only upon the successful consummation of a business combination. As of December 31, 2008, there were three independent directors appointed.

Item 8.	Financial Information

A.	Financial Statements and Other Financial Information

Financial Statements: See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would have a material effect on our business, financial position, results of operations or liquidity.

Dividend policy

We have not paid any dividends on our common stock to date and will not pay cash dividends before the consummation of a business combination. After we consummate any business combination the payment of dividends will depend on our revenue and earnings, if any, capital requirements and general financial condition. The payment of dividends after a business combination will be within the discretion of our then-board of directors.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included herein.

Item 9.	Listing Details

Our listing of securities are traded on the New York Stock Exchange and comprised of units under the symbol “NNA.U”, of common stock and warrants under the symbols “NNA” and “NNA WS”, respectively.

On April 14, 2009, the closing price of our common stock was $9.08.

	Price Range		Price Range		Price Range
	Units		Common Stock		Warrants
	High	Low	High	Low	High	Low

Year Ended:
December 31, 2008*	$10.20	$8.40	$9.40	$8.08	$1.05	$0.14
Quarter Ended:
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
December 31, 2008	$9.20	$8.40	$8.70	$8.08	$0.44	$0.14
September 30, 2008*	$10.20	$9.26	$9.40	$8.79	$1.05	$0.44
Month Ended:
March 31, 2009	$9.20	$9.01	$9.07	$8.99	$0.20	$0.18
February 28, 2009	$9.10	$8.90	$9.05	$8.93	$0.20	$0.16
January 31, 2009	$9.02	$8.61	$8.98	$8.57	$0.20	$0.18
December 31, 2008	$8.85	$8.40	$8.50	$8.20	$0.20	$0.14
November 30, 2008	$8.94	$8.48	$8.40	$8.30	$0.38	$0.19

(*)	Period beginning March 14, 2008

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Certificate of Incorporation

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on June 17, 2008: “Proposed Business,” “Description of Securities,” “Conflicts of Interest and Fiduciary Duties,” and “Dividend Policy”.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the year immediately preceding the date of this annual report, each of which is included in the list of exhibits in Item 19. Please read “Item 5. Operating and Financial Review and Prospects — Trends and Factors Affecting Our Future Results of Operations — Liquidity and Capital Resources” for a summary of certain contract terms.

•	Underwriting Agreement, dated June 25, 2008, between the Company and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters of the Initial Public Offering.

•	Warrant Agreement, dated June 25, 2008, between Navios Maritime Acquisition Corporation and Continental Stock Transfer & Trust Company.

•	Securities Escrow Agreement, dated June 25, 2008, by and among the Company, Navios Holdings, Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous, Nikolaos Veraros and Continental Stock Transfer & Trust Company.

•	Services Agreement, dated June 25, 2008, between the Company and Navios Holdings.

•	Registration Rights Agreement, dated June 25, 2008, by and among the Company, Navios Holdings, Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous, Nikolaos Veraros and Amadeus Maritime S.A.

•	Sponsor Warrant Purchase Agreement, dated June 25, 2008, between the Company and Navios Holdings.

•	Investment Management Trust Agreement, dated June 25, 2008, by and between the Company and Continental Stock Transfer & Trust Company.

•	Right of First Refusal and Corporate Opportunities Agreement, dated June 25, 2008, by and among the Company, Navios Holdings and Navios Partners

•	Letter Agreement between the Company, Deutsche Bank Securities Inc and J.P. Morgan Securities Inc.

•	Unit Purchase Agreement, dated June 16, 2008, by and between Navios Holdings and each of the following purchasers identified: Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous and Nikolaos Veraros.

D.	Exchange controls and other limitations

Not applicable, as we are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Certificate of Incorporation and Bylaws.

E.	Taxation

Marshall Islands Tax Considerations

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders or proceeds from the disposition of our common stock.

United States Federal Income Tax Considerations

The following discussion of U.S. federal income tax considerations is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect.

United States Federal Income Taxation of Our Company

The following discussion of certain U.S. federal income tax consequences to us of our activities is based, in part, on the description of our business in the section above entitled “Proposed Business” and assumes that we will conduct our business as described in that section. We currently are, and intend to continue to be, classified as a corporation for U.S. federal income tax purposes, and we currently do not, and do not intend to, maintain any office or other fixed place of business within the United States. The remainder of this discussion assumes that we will not maintain any office or other fixed place of business within the United States and that we will be classified as a corporation for U.S. federal income tax purposes.

If our business is not limited to the acquisition of vessels or businesses owning or operating vessels, or if we maintain an office or fixed place of business in the United States or have other contacts with the United States, we would be subject to U.S. federal income taxes on a net basis if we are considered to be engaged in a trade or business in the United States for U.S. federal income tax purposes. In such event, we would be subject to U.S. corporate income tax and branch profits tax at a combined rate of up to 54.5% on our income which is effectively connected with our United States trade or business, or effectively connected income.

It is possible that at least one of our directors will be a citizen or resident of the United States. However, we do not believe that any activities conducted by such directors in the United States should result in our income being treated as effectively connected income under the rules discussed above. Therefore, we anticipate that none of our income will be subject to U.S. federal income tax on a net basis as a result of any director’s connections to the United States. However, whether a trade or business is being conducted in the United States is inherently a factual determination. It is possible that the United States Internal Revenue Service (“IRS”) may disagree with our conclusion.

Taxation of Shipping Income in General

Unless exempt from U.S. federal income taxation under the rules discussed below, a non-U.S. corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, including income derived from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture that generates such income, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% U.S.-source shipping income. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.-source shipping income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to either (i) a 4% tax, imposed without allowance for deductions, as described below, or (ii) U.S. corporate income tax and branch profits tax at a combined rate of up to 54.5%, as described below.

Exemption of Shipping Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

I.	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States with respect to each category of shipping income for which exemption is being claimed under Section 883 of the Code; and

II.	either:

A.	more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,”

B.	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly Traded Test,” or

C.	we are a “controlled foreign corporation” and satisfy certain other requirements, which we refer to as the “CFC Test.”

The Marshall Islands, our country of organization, grants an “equivalent exemption” to United States corporations with respect to each category of shipping income we expect to earn. Therefore, we expect that we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we satisfy the 50% Ownership Test, the Publicly Traded Test or the CFC Test. We do not expect that we will be able to satisfy the 50% Ownership Test or the CFC Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly Traded Test is discussed below.

The Treasury Regulations under Section 883 of the Code provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” in a country on one or more established securities markets if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. With the completion of the offering, our stock is “primarily traded” on the New York Stock Exchange, an established securities market in the United States.

Under the Treasury Regulations, our stock is considered to be “regularly traded” on an established securities market if more than 50% of our stock (measured by voting power and by value) is listed on such market, which we refer to as the “listing threshold.” Because our common stock is our sole class of stock and is listed on the New York Stock Exchange, we will satisfy the listing threshold as long as our stock continues to be so listed.

The Treasury Regulations further require that, in addition to the listing threshold, (i) our stock must be traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year and (ii) the aggregate number of shares of our stock traded on such market during the taxable year must be at least 10% of the average number of shares of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. The Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect will be the case, our common stock is regularly quoted by dealers making a market in our stock. Although we anticipate that our stock is considered to be “regularly traded” on an established securities market, it is uncertain whether there will be sufficient trading frequency and volume with respect to our shares in the future, or whether our shares will, or will continue to, trade on the New York Stock Exchange. Accordingly, there can be no assurance that these tests will be, or will be deemed to be, satisfied.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our stock is not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock is owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our outstanding stock, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or “5% Stockholders,” the Treasury Regulations permit us to rely on current Schedule 13D and Schedule 13G filings with the SEC to identify our 5% Stockholders. The Treasury Regulations further provide that an investment company registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

We do not anticipate that our 5% Stockholders will own 50% or more of our stock. Therefore, we anticipate that we will not be subject to the 5% Override Rule, but there can be no assurance that this will be, or will continue to be, the case.

Additionally, we plan to satisfy the substantiation and reporting requirements described in the Treasury Regulations.

Taxation of Shipping Income in the Absence of the Section 883 Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, no more than 50% of our shipping income is anticipated to be treated as U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our non-effectively connected shipping income is not expected to exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at rates of up to 35%. In addition, we would be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and

•	substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States).

We do not intend to have any vessel operating to or from the United States on a regularly scheduled basis or maintain an office or other fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on the Sale of Vessels

Upon the sale of a vessel that has produced income that was “effectively connected” with the conduct of a U.S. trade or business, we could be subject to the U.S. federal corporate income tax as well as “branch profits” tax as described above. Otherwise, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be considered to occur outside of the United States or to otherwise be structured so that the gain, if any, on the sale is not subject to U.S. taxation.

United States Federal Income Tax Consequences for Holders of Our Shares and Warrants

The following discussion summarizes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares and warrants by a U.S. holder. For purposes of this discussion, a U.S. holder is a beneficial owner of our shares or warrants that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxed as a corporation) created or organized in or under the laws of the U.S. or any of its political subdivisions;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) in general, a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

Unless otherwise specifically indicated, this discussion does not consider the U.S. federal income tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”).

This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each prospective investor’s decision to purchase our shares or warrants. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on such holder’s individual circumstances. In particular, this discussion considers only U.S. holders that will own shares or warrants as capital assets (generally, assets held for investment) and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including:

•	broker-dealers;

•	insurance companies;

•	taxpayers who have elected mark-to-market accounting;

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	financial institutions or “financial services entities;”

•	taxpayers who hold our shares or warrants as part of a straddle, hedge, conversion transaction or other integrated transaction;

•	taxpayers who receive our shares or warrants as compensation for the performance of services;

•	certain former citizens or long-term residents of the United States;

•	holders owning directly, indirectly or by attribution at least 10% of our voting power; and

•	taxpayers whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal gift or estate taxes, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our shares or warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the tax consequences to it of acquiring, owning or disposing of our shares or warrants.

Prospective investors are advised to consult their tax advisers regarding the specific U.S. federal income tax consequences to them of acquiring, owning or disposing of our shares or warrants.

Allocation of Purchase Price of Units between the Shares and Warrants

For U.S. federal income tax purposes, a U.S. holder must allocate the purchase price of a unit between the shares and warrant that comprise a unit based on the relative fair market value of each. Following the closing, we will advise each investor of our allocation of the purchase price for a unit between the shares and warrant comprising each unit. However, our allocation will not be binding on the United States Internal Revenue Service (“IRS”) and it is possible that the IRS could disagree with our allocation. Each U.S. holder is advised to consult such holder’s own tax adviser with respect to the risks associated with an allocation of the purchase price between the share and warrant that comprise a unit that is inconsistent with our allocation of the purchase price.

Distributions Paid on Shares

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, a U.S. holder will be required to include in gross income as a dividend the amount of any distribution paid on our shares to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder’s basis in our shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the shares. The Company intends to maintain calculations of its earnings and profits under U.S. federal income tax principles.

In the case of a U.S. holder that is a corporation, a dividend from a non-U.S. corporation will generally be taxable at regular corporate rates of up to 35% and generally will not qualify for the dividends-received deduction. A non-corporate U.S. holder generally will be subject to tax at ordinary income tax rates of up to 35% on dividends that it receives that are not treated as “qualified dividend income.” A non-corporate U.S. holder’s qualified dividend income currently is subject to tax at reduced rates not exceeding 15% for taxable years beginning on or before December 31, 2010. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States (e.g., the New York Stock Exchange). However, dividends paid by a non-U.S. corporation will not qualify for the reduced rates of tax if such corporation is treated for the taxable year in which the dividend is paid or the preceding taxable year as a PFIC for U.S. federal income tax purposes. See the discussion below under the heading “Tax Consequences If We Are a Passive Foreign Investment Company” regarding our status as a PFIC. A non-corporate U.S. holder is eligible to treat dividends on our shares as qualified dividend income only if the U.S. holder meets certain requirements, including certain holding period requirements and the absence of certain risk reduction transactions with respect to our shares. There can be no assurance that any dividends paid on our shares will be eligible for a reduced rate of tax in the hands of a non-corporate U.S. holder.

Disposition of Shares

Subject to the discussion of the PFIC rules below, upon the sale, exchange or other disposition of our shares, including the exercise of conversion rights, a U.S. holder will realize capital gain or loss in an amount equal to the difference between such U.S. holder’s tax basis in its shares and the amount realized on the disposition. A U.S. holder’s basis in its shares is usually the cost of such shares (that is, an amount equal to the portion of the purchase price of a unit allocated to such shares as described above under the heading “Allocation of Purchase Price of Units Between the Shares and Warrants”). A share acquired pursuant to the exercise of a warrant will have a tax basis equal to the U.S. holder’s tax basis in the warrant (that is, an amount equal to the portion of the purchase price of each unit allocated to the warrant as described above under the heading “Allocation of Purchase Price of Units Between the Shares and Warrants”) plus the amount paid to exercise the warrant.

Subject to the discussion of the PFIC rules below, capital gain from the sale, exchange or other disposition of shares held for more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Long-term capital gains recognized by certain non-corporate holders in taxable years beginning on or before December 31, 2010 may qualify for a reduced rate of taxation of 15% or less. A U.S. holder’s holding period in a share received upon the exercise of a warrant will commence on the day after the warrant is exercised. The deductibility of a capital loss recognized on the sale, exchange or other disposition of shares is subject to limitations.

Warrants

Subject to the discussion of the PFIC rules below, a U.S. holder generally will not recognize gain or loss upon the exercise of a warrant. A U.S. holder will realize capital gain or loss upon the sale, exchange or other disposition of a warrant in an amount equal to the difference between the amount realized and the U.S. holder’s basis in the warrant (that is, an amount equal to the portion of the purchase price of a unit allocated to the warrant as described above under the heading “Allocation of Purchase Price of Units Between the Shares and Warrants”). Such capital gain or loss will constitute long-term capital gain or loss if the warrant was held for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders in taxable years beginning on or before December 31, 2010 may qualify for a reduced rate of taxation not exceeding 15%. If the terms of a warrant provide for any adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may under certain circumstances result in a constructive distribution that could be taxable as a dividend to the holder of the warrant. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable as a dividend to the U.S. holders of our shares. If a warrant is allowed to lapse unexercised, a U.S. holder would have a capital loss equal to such holder’s tax basis in the warrant. The deductibility of capital losses is subject to limitations.

Tax Consequences If We Are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year is passive income, or if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, are held for the production of, or produce, passive income. In making these determinations, we would include our pro rata share of the gross income and assets of any corporation in which we are considered to own 25% or more of the shares by value. Passive income generally includes dividends, interest, rents, royalties, net gains from the disposition of passive assets and net gains from certain commodities transactions. Net gains from commodities transactions will not be treated as passive income if they (1) are active business gains or losses from the sale of commodities, but only if substantially all of a corporation’s commodities are stock in trade or inventory, depreciable property or real property used in trade or business or supplies used in the ordinary course of a trade or business, (2) arise out of certain commodity hedging transactions entered into in the ordinary course of a trade or business or (3) are attributable to certain foreign currency transactions.

Because we currently have no active business and may not acquire an active business in our first taxable year, we believe that it is likely that we will satisfy the PFIC asset and income tests for our first taxable year. However, the PFIC rules contain an exception to PFIC status for corporations in their “start-up year.” A corporation will not be a PFIC in its start-up year, which is the first taxable year the corporation has gross income, if (1) no predecessor of the corporation was a PFIC, (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year and (3) the corporation is not in fact a PFIC for either of such taxable years. The applicability of the start-up exception to us is uncertain and it is not clear that we would be able to make the showings required by the IRS to qualify for the start-up year exception. Even if we acquire a target business with an active trade or business, we may still meet one of the PFIC tests depending on the timing of the acquisition and the passive income and assets of the acquired company. If the target business that we acquire is or was a PFIC, then it is likely that we will not qualify for the start-up year exception and will be a PFIC for our first taxable year. We note, however, that PFIC status is determined annually and it cannot be determined until the close of the taxable years in question. Since we will not be able to determine whether we will be classified as a PFIC until an acquisition (if any) is made and the timing of such acquisition is known, we cannot make any representations to U.S. holders regarding our PFIC status at this time. Therefore, no assurances can be made that we will not be a PFIC for either our start-up year or for any subsequent taxable year. The following discussion describes the material U.S. federal income tax consequences to U.S. holders if we are classified as a PFIC.

If we were to be classified as a PFIC for U.S. federal income tax purposes, a U.S. holder could be subject to increased tax liability upon the sale or other disposition of our shares or warrants (including gifts and pledges as security for a loan) or upon the receipt of distributions treated as “excess distributions.” In general, an excess distribution is the amount of distributions received during a taxable year that exceed 125% of the average amount of distributions received by a U.S. holder in respect of our shares during the preceding three taxable years, or if shorter, during the U.S. holder’s holding period prior to the taxable year of the distribution. Under these rules, the excess distribution and any gain on the disposition of the shares or warrants would be allocated ratably over the U.S. holder’s holding period for the shares or warrants, as applicable. The amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if such tax liability had been due with respect to such taxable years. The tax liability with respect to the amounts allocated to taxable years prior to the year of disposition or distribution cannot be offset by net operating losses. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent.

We will generally be treated as a PFIC with respect to any U.S. holder if we are a PFIC for any taxable year during the U.S. holder’s holding period for our shares or warrants. However, if we cease to satisfy the requirements for PFIC classification in any taxable year, a U.S. holder may avoid the consequences of our PFIC classification for subsequent taxable years by making an election to recognize gain based on the U.S. holder’s unrealized appreciation in our shares through the close of the last taxable year in which we are a PFIC. The gain recognized would be subject to the excess distribution rules described above. As a result of the election, a U.S. holder would obtain a new basis and holding period in our shares. The tax law is unclear as to whether this election is available with respect to the warrants.

The PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes an election to treat us as a qualified electing fund, or QEF, with respect to its shares in the first taxable year the U.S. holder owns our shares. A U.S. holder may make a QEF election only if we furnish the U.S. holder with certain tax information. Upon written request by a U.S. holder, we intend to make available the PFIC annual statement currently required by the IRS, which provides information necessary for a U.S. holder to comply with the reporting requirements applicable to the QEF election.

A U.S holder may not make a QEF election with respect to the warrants. Even if a U.S. holder that exercises warrants properly makes (or has in effect) a QEF election with respect to the shares acquired upon such exercise, the adverse tax consequences relating to those shares will continue to apply with respect to the pre-QEF election period, unless the holder makes a “purging election.” The purging election creates a deemed sale of the shares acquired upon exercising the warrants. The gain recognized as result of the purging election would be subject to the special tax and interest charge rules, treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. holder would have a new basis and holding period in the shares acquired on the exercise of the warrants for purposes of the PFIC rules. The application of the PFIC and QEF rules, including the consequences of making certain elections, to warrants and shares acquired upon exercise of warrants is subject to significant uncertainties. Accordingly, each U.S. holder should consult such holder’s tax adviser concerning the consequences of holding warrants or shares acquired through the exercise of such warrants if we were to be a PFIC.

A U.S. holder that has in effect a QEF election is required for each taxable year in which we are PFIC to include in its income a pro rata share of our ordinary earnings as ordinary income and a pro rata share of our net capital gain as long-term capital gain, unless a separate election to defer payment of taxes and pay an interest charge with respect to such deferred taxes is made by the U.S. holder. Any income inclusion will be required whether or not such U.S. holder owns our shares for an entire taxable year or at the end of our taxable year; however, such income inclusion generally is required only with respect to the portion of the taxable year in which our shares are held by the U.S. holder. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in our shares will increase by any amount included in income and decrease by any amount that is distributed to the extent that such amount was previously included in income under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to its entire holding period for our shares, any gain or loss realized by such holder on the disposition of our shares held as a capital asset generally should be capital gain or loss.

The QEF election is made on a stockholder-by-stockholder basis, applies to all shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. A U.S. holder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return or, if no federal income tax return is required to be filed, by filing such form with the IRS. Even if a QEF election is not made, a U.S. holder in a PFIC must generally file a completed IRS Form 8621 in each year during which the U.S. holder recognizes gain on a direct or indirect disposition of PFIC shares or receives certain direct or indirect distributions from a PFIC

As an alternative to making the QEF election, a U.S. holder of PFIC stock which is publicly traded (as discussed below) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of our shares at the end of the taxable year and such U.S. holder’s adjusted tax basis in our shares at that time. Any gain under this computation, and any gain on an actual disposition of our shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our shares, generally would be treated as ordinary loss to the extent of the cumulative net mark-to-market gain previously included. Any remaining loss from marking our shares to market would not be allowed, and any remaining loss from an actual disposition of our shares generally would be capital loss. The U.S. holder’s tax basis in our shares would be adjusted annually for any gain or loss recognized as a result of the mark-to-market election. If a mark-to market election is not made as of the beginning of a U.S. holder’s holding period for our shares, special rules may apply. In addition, under current law, a mark-to-market election cannot be made with respect to our warrants.

This mark-to-market election is available so long as our shares constitute “marketable stock,” which includes stock of a PFIC that is “regularly traded” on a “qualified exchange or other market” (e.g., the New York Stock Exchange). A class of stock that is traded on one or more qualified exchanges or other markets is “regularly traded” on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, subject to special rules relating to an initial public offering. It is uncertain whether there will be sufficient trading volume with respect to our shares or whether our shares will, or will continue to, trade on the New York Stock Exchange. Accordingly, there are no assurances that our shares will be “marketable stock” for these purposes. As with a QEF election, a mark-to-market election is made on a stockholder-by-stockholder basis, applies to all our shares held or subsequently acquired by an electing U.S. holder and can only be revoked with the consent of the IRS (except to the extent our shares no longer constitute “marketable stock”).

If we are a PFIC, any non-U.S. entity that is classified as a corporation for U.S. federal income tax purposes in which we acquire (directly or indirectly) an interest may also be treated as a PFIC. U.S. holders of our shares may be able to make separate QEF elections for such an entity. We intend to cause any such entity to provide information that is necessary for a U.S. holder that owns our shares to make a QEF election with respect to such entity. However, we may not be able to cause such entity to provide such information, in which case a QEF election with respect to such entity generally will not be available. If a QEF election is not made with respect to such an entity, the general PFIC rules described above will apply to direct and indirect dispositions of (including a U.S. holder’s disposition of our shares), and excess distributions by, such entity. In addition, it is not entirely clear whether a mark-to-market election made with respect to us would be applicable to subsidiaries or other entities in which we acquire (directly or indirectly) an interest and that are PFICs.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. As a result, U.S. holders of our shares and/or warrants are strongly encouraged to consult their tax advisers about the PFIC rules in connection with their acquisition, ownership or disposition of our shares or warrants.

Non-U.S. holders

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. holder of our shares or warrants will not be subject to U.S. federal withholding taxes on the payment of dividends with respect to our shares and the proceeds from the disposition of our shares or warrants, and will not be subject to U.S. federal income taxes on such items unless:

•	such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•	with respect to the disposition of our shares or warrants, the non-U.S. holder is an individual who holds the shares or warrants as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

A non-U.S. holder’s effectively connected income generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. holder. In addition, if a corporate non-U.S. holder recognizes effectively connected income, such non-U.S. holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding

U.S. holders generally are subject to information reporting requirements with respect to dividends paid on our shares and on the proceeds from the sale, exchange or disposition of our shares or warrants. In addition, a U.S. holder is subject to backup withholding (currently at 28%) on dividends paid on our shares, and on the sale, exchange or other disposition of our shares or warrants, unless such U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9, or otherwise establishes an exemption.

A non-U.S. holder generally is not subject to information reporting or backup withholding with respect to dividends paid on our shares, or the proceeds from the sale, exchange or other disposition of our shares or warrants, provided that a non-U.S. holder certifies as to its foreign status on the applicable duly executed IRS Form W-8 or otherwise establishes an exemption.

Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. or non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

If a United States person (as defined in the Code) acquires our units in the offering and either (i) immediately after such acquisition such person holds (directly or under applicable attribution rules) 10% or more of the total voting power or value of our stock, or (ii) the purchase price for such acquisition, together with transfers of cash to us by such United States person or certain related persons during the 12-month period ending on the date of such acquisition, exceeds $100,000, then such United States person is generally required to report such acquisition to the IRS and may be subject to significant penalties if there is a failure to comply with such reporting requirements.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website (www.sec.gov). You may obtain information on the operation of the public reference room by calling (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our reporting currency is the U.S. dollar. Although we maintain a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, we have designated our functional currency as the U.S. dollar.

In accordance with SFAS No. 52: Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Concentration of Credit Risk

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of U.S. Treasury Bills. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Inflation

Inflation has had a minimal impact on formation and operating expenses, and on general and administrative expenses. Our management does not consider inflation to be a significant risk to this kind of expenses in the current and foreseeable economic environment.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 14E.	Use of Proceeds

On July 1, 2008, we consummated our Initial Public Offering of 25,300,000 units, including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option, generating gross proceeds to us of $253.0 million. Each unit had an offering price of $10.00 and consisted of one share of our common stock and one warrant. Each warrant entitles the holder to purchase one share of our common stock at a price of $7.00. Each warrant will become exercisable on the later of our consummation of a business combination or June 25, 2009, and will expire on June 25, 2013 or earlier upon redemption. Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The Initial Public Offering and the Private Placement generated gross proceeds to us in the aggregate of $260.6 million. We intend to use the net proceeds from the Initial Public Offering and the Private Placement to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. acted as joint book running managers and S. Goldman Advisors LLC acted as the co-manager for the Initial Public Offering. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the Trust Account as well as any other net proceeds not expended will be used to finance the operations of the target business. The issuance of the securities sold in the Initial Public Offering were registered under the Securities Act, on a registration statement on Form F-1 (No. 333-151707). The SEC declared the registration statement effective on June 25, 2008.

Since the closing of the Initial Public Offering, an amount equal to approximately 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, has been held in the Trust Account and invested in U.S. “government debt securities” defined as any treasury bill or equivalent securities issued by the United States government having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of our first business combination or (ii) the distribution of the Trust Account. The proceeds in the Trust Account include $8,855,000 of the gross proceeds of the Initial Public Offering representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination. For the period from March 14, 2008 (date of inception) to December 31, 2008, the amount $1,435,550, which is included in the statements of operations, represents interest income from Trust Account, and this is available to us for working capital purposes.

Item 15.	Controls and Procedures

We do not currently, and are not required to, maintain an effective system of internal controls as defined by Section 404 of the Sarbanes-Oxley Act of 2002. We may be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2009. As of the date of this prospectus, we have not completed an assessment, nor have our auditors tested our systems, of internal control. We expect that we will assess the internal controls of our target business preceding the consummation of a business combination and will then implement a schedule for implementation and testing of such additional controls as we may determine are required to state that we maintain an effective system of internal controls. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding the adequacy of its internal controls. Many small and mid-sized target businesses we consider for a business combination may have internal controls that need significant improvement in areas such as:

•	staffing for financial, accounting and external reporting areas, including segregation of duties;

•	reconciliation of accounts;

•	proper recordation of expenses and liabilities in the period to which they relate;

•	proof of internal review and approval of accounting items;

•	documentation of key accounting assumptions, estimates and/or conclusions; and

•	documentation of accounting policies and procedures.

Because it will take time, management involvement and perhaps outside resources to determine what internal control improvements are necessary for us to meet regulatory requirements and market expectations for our operation of a target business, we may incur significant expense in meeting our public reporting responsibilities, particularly in the areas of designing, enhancing, or remediating internal and disclosure controls. Doing so effectively may also take longer than we expect, thus increasing our exposure to financial fraud or erroneous financial reporting. Once our management’s report on internal controls is complete, we will retain our independent auditors to assess management’s report on internal controls and to render an opinion on such report when required by Section 404 of the Sarbanes-Oxley Act. Additional matters concerning a target business’s internal controls may be identified in the future when the assessment and testing is performed.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Item 16A.	Audit Committee Financial Expert

Our audit committee consists of two independent directors, Messrs. Veraros and Koilalous. The board of directors has determined that Mr. Veraros qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC.

Item 16B.	Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange. The code is available for review on our website at www.navios.com/acquisitioncorporation.asp.

Item 16C.	Principal our Accountant Fees and Services

Audit Fees and Audit-Related Fees

Our principal accountants for fiscal year 2008 were Rothstein Kass & Company, P.C.. The audit fees for the audit of the year ended December 31, 2008 was approximately $18,000 and there were no audit-related fees.

Tax Fees and All Other Fees

There was no tax or other fees billed in 2008.

Audit Committee

The audit committee is responsible to review the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. As part of this responsibility, the audit committee also selects our independent registered public accounting firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent public accounting firm our annual audit and annual consolidated financial statements, evaluates problem areas having a potential financial impact on us that may be brought to the committee’s attention by management, the independent registered public accounting firm or the board of directors, and evaluates all of our public financial reporting documents.

In addition, the audit committee is responsible to review and approve all expense reimbursements made to our officers or directors. Any expense reimbursements payable to members of our audit committee is reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Changes in Registrant’s Certifying Accountants

None.

Item 16G.	Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, we have voluntarily adopted all of the New York Stock Exchange required practices, except we do not have (i) a compensation committee consisting of independent directors or (ii) a compensation committee charter specifying the purpose and responsibilities of the compensation committee. Instead, all compensation decisions, to the extent any are required to be made, will be made by a majority of our independent board members.

Item 17.	Financial Statements

See Item 18.

PART III

Item 18.	Financial Statements

The financial information required by this Item together with the related report of Rothstein Kass & Company, P.C., the Company’s Independent Registered Public Accounting Firm, thereon is filed as part of this annual report on Page F-2 through F-15.

Item 19.	Exhibits

Exhibit
No.	Description

1.1	Form of Amended and Restated Articles of Incorporation(1)
1.2	By-laws(1)
2.1	Specimen Unit Certificate(1)
2.2	Specimen Common Stock Certificate(1)
2.3	Specimen Warrant Certificate(1)
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant(1)
2.5	Form of Registration Rights Agreement among the Registrant and Navios Maritime Holdings, Inc.(1)
4.1	Form of Letter Agreement among the Registrant, the underwriters and Navios Maritime Holdings, Inc.(1)

Exhibit
No.	Description

4.2	Form of Letter Agreement among the Registrant, the underwriters and Angeliki Frangou(1)
4.3	Form of Securities Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and Navios Maritime Holdings, Inc.(1)
4.4	Form of Services Agreement between Registrant and Navios Maritime Holdings, Inc.(1)
4.5	Promissory Note dated March 31, 2008 issued to Navios Maritime Holdings, Inc.(1)
4.6	Form of Warrant Purchase Agreement between the Registrant and Navios Maritime Holdings, Inc.(1)
4.7	Form of Investment Management Trust Agreement(1)
4.8	Form of Right of First Refusal Agreement among the Registrant, Navios Maritime Holdings, Inc. and Navios Maritime Partners, L.P.(1)
4.9	Amended and Restated Sponsor Unit Subscription Agreement between the Registrant and Navios Maritime Holdings, Inc. dated June 16, 2008(1)
4.10	Form of Letter Agreement among the Registrant, and Angeliki Frangou or her affiliate(1)
4.11	Form of Co-Investment Share Subscription Agreement(1)
4.12	Form of Letter Agreement among the Registrant, the underwriters and Ted C. Petrone(1)
4.13	Form of Letter Agreement among the Registrant, the underwriters and Julian David Brynteson(1)
4.14	Form of Letter Agreement among the Registrant, the underwriters and John Koilalous(1)
4.15	Form of Letter Agreement among the Registrant, the underwriters and Nikolaos Veraros(1)
4.16	Unit Purchase Agreement among Navios Maritime Holdings, Inc., Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous and Nikolaos Veraros, dated June 16, 2008(1)
4.17	Form of Underwriting Agreement(1)
11	Code of Business Conduct and Ethics(1)
12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002†

*	Filed herewith.

†	Furnished herewith.

(1)	Previously filed as an exhibit to the Navios Maritime Acquisition Corporation Registration Statement on Form F-1, as amended (File No 333-151707).

SIGNATURES

Navios Maritime Acquisition Corporation, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: April 15, 2009

INDEX TO FINANCIAL STATEMENTS
NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Navios Maritime Acquisition Corporation

We have audited the accompanying balance sheet of Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) as of December 31, 2008, and the related statements of operations, stockholders’ equity, and cash flows for the period from March 14, 2008 (date of inception) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation (a corporation in the development stage) as of December 31, 2008, and the results of its operations and its cash flows for the period from March 14, 2008 (date of inception) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 15, 2009

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
BALANCE SHEET

December 31, 2008

ASSETS
Current assets
Cash	$2,015
Prepaid expenses	55,137

Total current assets	57,152
Other assets
Investment in trust account, including restricted cash	252,201,007

Total other assets	252,201,007

Total assets	252,258,159

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$29,821
Accrued expenses	309,327
Amount due to related parties	136,323

Total current liabilities	475,471
Long term liabilities, deferred underwriter’s fees	8,855,000

Common stock subject to possible redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190
Commitments
Stockholder’s equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued	—
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,119,999 shares subject to redemption)	3,163
Additional paid-in capital	141,588,151
Earnings accumulated during the development stage	1,047,184

Total stockholders’ equity	142,638,498

Total liabilities and stockholders’ equity	$252,258,159

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
STATEMENT OF OPERATIONS

For the period from March 14, 2008 (date of inception) to December 31, 2008

Revenue	$—
Expenses
General and administrative expenses	(60,000)
Formation and operating costs	(332,771)

Loss from operations	(392,771)
Interest income from trust account	1,435,550
Other interest	4,405

Net income applicable to common stockholders	1,047,184

Net income per common share (excluding shares subject to possible redemption), basic	$0.08

Weighted average number of common shares (excluding shares subject to possible redemption), basic	12,801,234

Net income per common share (excluding shares subject to possible redemption), diluted	$0.06

Weighted average number of common shares (excluding shares subject to possible redemption), diluted	18,075,777

Net income per common share for shares subject to possible redemption	$0.00

Weighted average number of common shares subject to possible redemption	10,119,999

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
STATEMENT OF STOCKHOLDERS’ EQUITY

For the period from March 14, 2008 (date of inception) to December 31, 2008

				Earnings
				Accumulated
			Additional	During the	Total
	Common		Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Sale of units issued to the sponsor at approximately $0.003 per unit on March 18, 2008	8,625,000	$863	$24,137	$—	$25,000
Forfeiture of units issued to the sponsor on June 16, 2008	(2,300,000)	(230)	230	—	—
Sale of 25,300,000 units on July 1, 2008 at a price of $10 per (including 10,119,999 shares of common stock subject to possible redemption)	25,300,000	2,530	252,997,470	—	253,000,000
Proceeds from public offering subject to redemption (10,119,999 shares at redemption value) redemption value, $9.91 per share			(100,289,190)		(100,289,190)
Underwriter’s discount and offering costs related to the public offering			(18,744,496)		(18,744,496)
Sale of 7,600,000 warrants on July 1, 2008 at a price of $1 per warrant to the sponsors			7,600,000		7,600,000
Net income for the period				1,047,184	1,047,184

Balance December 31, 2008	31,625,000	$3,163	$141,588,151	$1,047,184	$142,638,498

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
STATEMENT OF CASH FLOWS

For the period from March 14, 2008 (date of inception) to December 31, 2008

Cash flows from operating activities
Net income	$1,047,184
Adjustment to reconcile net income to net cash provided by operating activities:
Change in operating assets and liabilities:
Prepaid expenses	(55,137)
Accrued expenses	309,327
Amounts due to related parties	136,323
Accounts payable	29,821

Net cash provided by operating activities	1,467,518

Cash flows from investing activities
Restricted cash held in trust account	(7,338)
Investments in trust account	(252,193,669)

Net cash used in investing activities	(252,201,007)
Cash flows from financing activities
Proceeds from issuance of warrants in private placement	7,600,000
Proceeds from public offering	253,000,000
Payment for underwriters’ discount and offering costs	(9,889,496)
Proceeds from loan payable, stockholder	500,000
Loan payment to stockholder	(500,000)
Proceeds from issuance of common stock	25,000

Net cash provided by financing activities	250,735,504

Net increase in cash	2,015
Cash, beginning of period	—

Cash, end of period	$2,015

Supplemental schedule of non-cash financing activities
Deferred underwriter’s fee	$8,855,000

Accrued offering costs	$97,247

Amount due to related party, offering costs	$76,323

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

NOTE 1 –	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) was incorporated in the Republic of the Marshall Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7: Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.

All activity from March 14, 2008 (inception) through December 31, 2008 relates to the Company’s formation, capital raising and initial public offering described below.

Proceeds of $250,770,000 from the initial public offering (the “Offering”) of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option and the private placement of 7,600,000 of the Company’s insider warrants to purchase common stock (the “Private Placement”), were placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer and Trust Company, as trustee. The amount of proceeds from the offering also includes 3.5% of the underwriters’ underwriting discounts and commissions, or $8,855,000 payable to the underwriter in the offering. At closing of the Offering, $250,770,000 of the gross proceeds, after payment of certain amounts to the underwriters, are held in the Trust Account and invested in U.S. government debt securities (“U.S. Treasury Bills”). The Company’s agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States “government debt securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Except with respect to interest income that may be released to the Company (i) up to $3,000,000 to fund working capital requirements and (ii) any additional amounts needed to pay the Company’s income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. The proceeds held in the Trust Account may be used as consideration to pay sellers of a target business or businesses with which the Company completes a business combination. Any amounts not paid as consideration to the sellers of the target business (excluding taxes and amounts permitted to be disbursed for expenses as well as the amount held in the Trust Account representing deferred underwriting discounts and commissions), may be used to finance operations of the target business.

The initial business combination must occur with one or more target businesses that have a fair market value of at least 80% of the balance in the Trust Account (exclusive of deferred underwriter discounts and commissions). The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. The Company will proceed with the initial business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the holders of the shares of common stock sold in the Offering (“Public Stockholders”) are voted in favor of the business combination and (ii) conversion rights have been exercised with respect to less than 40% of the shares sold in the Offering. All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their respective shares of common stock owned by them in accordance with the majority of the shares of common stock voted by the Public Stockholders with respect to any business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable. This voting arrangement shall not apply to shares included in the units purchased in the Offering or purchased following the Offering in

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

the open market by any of the Company’s existing stockholders, officers and directors. However, there is no assurance that the Company will be able to effect a business combination successfully.

Voting against the business combination, or the extended period will not result in conversion of a stockholder’s shares for a pro rata share of the Trust Account. Such Public Stockholders must have also exercised their conversion rights described below. If Public Stockholders representing 40% or more of the shares sold in the Offering exercise their conversion rights, the Company will be unable to consummate a business combination (or to extend the time period within which it can consummate a business combination, as applicable) and no stockholders will receive a distribution from the Trust Account.

Public Stockholders voting against (i) a business combination that is subsequently approved, or (ii) an extended period that is subsequently approved will be entitled to convert their stock into a pro rata share of the Trust Account, including any interest earned on their pro rata share, net of interest that may be released to the Company as described above to fund working capital requirements and pay any tax obligations, if the business combination is approved and consummated. If (i) the business combination is not approved or consummated, or (ii) the extended period is not approved, then the Public Stockholders voting against the business combination or the extended period, as applicable, will not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the Trust Account. The Company views this requirement as an obligation to its stockholders and will not take any action to amend or waive this provision in its amended and restated certificate of incorporation. Neither Navios Maritime Holdings Inc. (“Navios Holdings”), the Company’s existing stockholders nor their permitted transferees will be able to exercise conversion rights with respect to their shares of common stock, even shares acquired in the Offering or the open market.

Public Stockholders who convert their common stock into a pro rata share of the Trust Account will be paid promptly their conversion price following their exercise of conversion rights and will continue to have the right to exercise any warrants they own. The initial conversion price is approximately $9.91 per share. Since this amount may be lower than the market price of the common stock on the date of conversion, there may be a disincentive on the part of Public Stockholders to exercise their conversion rights.

If the Company has not consummated a business combination with 24 months (or up to 36 months if a letter of intent, agreement in principle or definitive agreement with respect to a proposed business combination has been executed and not terminated within such 24-month period and the extended period has been approved) from the closing of the Offering, the Company will promptly take all action necessary to distribute only to its Public Stockholders (including its Initial Stockholders to the extent they have purchased shares in the Offering or in the open market) the amount in its Trust Account including (i) all accrued interest net of income taxes paid or payable on such interest (less interest income of up to $3,000,000 earned on the Trust Account balance previously released to us to fund the Company’s working capital requirements), and (ii) all deferred underwriting discounts and commissions plus any of the Company’s remaining net assets. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the warrants contained in the units offered in the Offering discussed in Note 3).

The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Development Stage Company:

The Company complies with the reporting requirements of SFAS No. 7: Accounting and Reporting by Development Stage Enterprises.

Income per common share:

The Company complies with accounting and disclosure requirements of SFAS No. 128, Earnings Per Share. Basic net income per common share is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding for the period. Income per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, except where the results would be antidilutive. At December 31, 2008, the Company had warrants outstanding to purchase 39,225,000 shares of common stock.

The Company uses the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period. For the period from March 14, 2008 (date of inception) to December 31, 2008, dilutive securities include 5,274,543 warrants that represent incremental common shares, based on their assumed conversion to common stock, to be included in the weighted average number of common shares for the calculation of diluted income per common share.

The Company’s statement of operations includes a presentation of income per share for common stock subject to possible conversion in a manner similar to the two-class method of income per share. Net income per common share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to common shares subject to conversion for the period from March 14, 2008 (date of inception) to December 31, 2008) by the weighted average number of common shares subject to possible conversion.

Common shares subject to possible redemption:

As discussed in Note 1, the Company will only proceed with a business combination if: (1) it is approved by a majority of the votes cast by the Public Stockholders; and (2) Public Stockholders holding less than 40% of the common shares sold in the Offering, choose to exercise their redemption rights thereby receiving their per share interest in the Trust Account. In accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (EITF) Topic No. D-98, “Classification and Measurement of Redeemable Securities”, the Company has classified 10,119,999 shares of its common shares outside of permanent equity as “Common shares subject to possible redemption,” at a redemption price of $9.91 per share as of December 31, 2008. The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the common shares subject to conversion to be equal to its conversion value at the end of each reporting period.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

Deferred offering costs:

Prior to the Offering, the Company complied with the requirements of the SEC’s Staff Accounting Bulletin (“SAB”) Topic 5A: Expenses of Offering. Offering costs consists principally of legal, accounting, and underwriting fees incurred that are related to the Offering. At July 1, 2008, the Company incurred a total of $1.034,477 in offering costs in connection with the Offering. These costs were charged to stockholders’ equity upon the completion of the Offering.

Fair value measurements:

Effective March 14, 2008 (date of inception), the Company adopted SFAS No. 157, Fair Value Measurement. (“SFAS 157”) for its financial assets that are re-measured and reported at fair value at each reporting period, and non-financial assets that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2. Effective Date of FASB Statement No. 157, the Company has elected to defer adoption of SFAS 157 as it relates to its non-financial assets that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets.

The adoption of SFAS 157 to the Company’s financial assets that are re-measured and reported at fair value at each reporting period did not have an impact on the Company’s financial position, results of operations, or cash flows.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of U.S. Treasury Bills. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Fair value of financial instruments:

The carrying amounts of the Company’s other current assets and accrued expenses qualify as financial instruments under SFAS No. 107: Disclosure About Fair Value of Financial Instruments, due to their short-term maturities.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. If the Company were to consummate an initial business combination with an operating business, estimates and assumptions made by the Company will be based on current circumstances and the experience and judgment of the Company’s management, and will be evaluated on an ongoing basis, and may employ outside experts to assist in the Company’s evaluations.

Securities held in trust:

Investment securities held in the Trust Account consist of U.S. Treasury Bills. The Company classifies its securities as held-to-maturity in accordance with SFAS No. 115, Accounting for Certain Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest Income” line item in the statement of operations.

Income taxes:

The Company complies with SFAS No. 109: Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company also complies with FASB Interpretation No. 48 (“FIN 48”): Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. Management is currently unaware of any issues that could result in significant payments, accruals, or material deviations from its position.

The Company adopted the provisions of SFAS No. 109 and FIN 48 at inception on March 14, 2008.

Foreign currency translation:

The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

In accordance with SFAS No. 52: Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur. As of December 31, 2008, the Company did not have any foreign currency translation adjustments or foreign currency translation gains or losses, since the Company’s reporting currency is the U.S. dollar, and all expenses are denominated in U.S. dollars.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

Recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R will be effective for the Company for fiscal year beginning on January 1, 2009. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement — amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement will be effective as of January 1, 2009. The adoption of SFAS No. 160 will not have a significant impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 –	THE OFFERING

On July 1, 2008 the Company consummated its initial public offering of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per unit in the Offering. Each unit consists of one share of the Company’s common stock, $0.0001 par value per share, and one redeemable common stock purchase warrant. Each warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $7.00 commencing on the later of (a) the completion of a business combination or (b) one year from the date of the final prospectus for the Offering and will expire five years from the date of the prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

No warrants will be exercisable and the Company will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

NOTE 4 –	INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES

Since the closing of the Offering, an amount equal to approximately 99.1% of the gross proceeds has been held in the Trust Account. The Trust Account may be invested in U.S. “government debt securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account includes $8,855,000 of the gross proceeds representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company classifies its U.S. Treasury bills as held-to-maturity in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition shall continue to be included in earnings. Realized gains and losses for securities classified as either held-to-maturity also shall continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills (approximately $252,194,000 at December 31, 2008) is recorded at amortized cost and adjusted for income distributions which occur monthly.

The carrying amount, including accrued interest, gross unrealized holding loss, and fair value of held-to-maturity securities at December 31, 2008 were as follows:

		Gross Unrecognized
	Carrying Amount	Holding Loss	Fair Value

Held-to-maturity:
U. S. Treasury securities	$252,193,669	$229,070	$251,964,599

At December 31, 2008, investment in the Trust Account, as presented in financial statements, includes also restricted cash amounting $7,338.

For the period from March 14, 2008 (date of inception) to December 31, 2008, the amount $1,435,550 is included in the statements of operations representing interest income from Trust Account, and this is available to the Company for working capital purposes.

NOTE 5 –	RELATED PARTY TRANSACTIONS

Navios Holdings had purchased an aggregate of 8,625,000 units for an aggregate purchase price of $25,000 (the “Sponsor Units”) of which an aggregate of 290,000 were transferred to the Company’s officers and directors. Subsequently, on June 16, 2008, Navios Holdings agreed to return to the Company an aggregate of 2,300,000 Sponsor Units, which, upon receipt, the Company cancelled. Accordingly, the Initial Stockholders own 6,325,000 Sponsor Units. Each Sponsor Unit consists of one share of common stock and one warrant.

The common stock and warrants comprising the Sponsor Units are identical to the common stock and warrants comprising the units sold in the Offering, except that (i) Initial Stockholders and their permitted transferees will not be able to exercise conversion rights, as described below, with respect to the common stock underlying the Sponsor Units; (ii) Initial Stockholders have agreed, and any permitted transferees will agree, to vote the shares of common stock in the same manner as a majority of the shares of common stock voted by the Public Stockholders at the special or annual stockholders meeting called for the purpose of approving (i) a business combination or (ii) the extended period; (iii) Initial Stockholders have waived, and

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

their permitted transferees will waive, their right to participate in any liquidating distribution with respect to the common stock if the Company fails to consummate a business combination; (iv) the warrants may not be exercised unless and until the last sale price of the Company’s common stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the business combination; (v) the warrants will not be redeemable by the Company as long as they are held by Initial Stockholders or their permitted transferees; (vi) the warrants may be exercised by the holders by paying cash or on a cashless basis; and (vii) the Sponsor Units, and the underlying common stock and the warrants (including the common stock issuable upon exercise of the warrants) will not be transferable or salable, except to another entity controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes, until 180 days after the consummation of the Company’s business combination.

On July 1, 2008 Navios Holdings purchased 7,600,000 warrants from the Company at a price of $1.00 per warrant ($7,600,000 in the aggregate) in the Private Placement that occurred simultaneously with the completion of the Offering (the “Sponsor Warrants”). The proceeds from the Private Placement were added to the proceeds of the Offering and placed in the Trust Account. If a business combination is not consummated within 24 months (or up to 36 months if the Company’s stockholders approve an extended period) after the closing of the Offering, the $7,600,000 proceeds from the sale of the Sponsor Warrants will be part of the liquidating distribution to the Public Stockholders and the Sponsor Warrants will expire worthless. The Sponsor Warrants are identical to the warrants included in the units sold in the Offering except that: (i) the Sponsor Warrants will be subject to certain transfer restrictions until after the consummation of the Company’s initial business combination; (ii) the Sponsor Warrants may be exercised on a cashless basis, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis; (iii) the Sponsor Warrants will not be redeemable by the Company so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the Sponsor Warrants purchased by Navios Holdings will be transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after a business combination is consummated. The Company does not believe that the sale of the Sponsor Warrants will result in the recognition of any stock-based compensation expense, as the Company believes that the Sponsor Warrants were sold at or above fair value.

The Company received a $500,000 loan from Navios Holdings on March 31, 2008. The loan evidenced thereby is non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the Offering. On December 31, 2008, the balance of the loan was zero, as the Company fully repaid the loan in November 2008.

The Company presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay Navios Holdings $10,000 per month for such services. As of December 31, 2008, the Company accrued $60,000 for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet together with offering costs amounting to $76,323 paid by Navios Holdings and will be reimbursed to Navios Holdings.

The Company has also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the Company’s board of directors and payable only upon the successful consummation of a business combination. As of December 31, 2008, there were three independent directors appointed.

NAVIOS MARITIME ACQUISITION CORPORATION
(A corporation in the development stage)
NOTES TO FINANCIAL STATEMENTS

NOTE 6 –	PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of $.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock were issued and outstanding as at December 31, 2008.

NOTE 7 –	COMMITMENTS

The Company paid an underwriting discount and commission of 3.5% of the public unit offering price to the underwriters at the completion of the Offering, with an additional 3.5% deferred underwriting discount and commission of the gross offering proceeds payable upon the Company’s consummation of a business combination. If an initial business combination is not consummated, the underwriters have agreed that (i) upon liquidation, they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any income earned thereon, then in the Trust Account, and (ii) the deferred underwriting discounts and commission will be distributed on a pro rata basis, together with any income earned thereon and net of taxes payable on such income, to the Public Stockholders.