Form 20-F
period 2009-12-31
Navios Maritime Acquisition CORP
filed 2010-01-29
CIK 1437260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.,(212) 935-3000, (212) 983-3115, The Crysler Center, 666 Third
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
225,235 Units
38,999,765 Warrants
31,399,765 shares of Common Stock
Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐      No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☐           Accelerated Filer ☑           Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑       International Financial Reporting Standards as issued by the International Accounting Standards Board ☐      Other ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐      Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☑     No ☐

3

FORWARD-LOOKING STATEMENTS
     This Annual Report should be read in conjunction with the financial statements and accompanying notes included here in.
     Statements included in this annual report on Form 20-F which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data
     On March 18, 2008, Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition”, the “Company”, “we” or “us”) issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Maritime Holdings

Inc. (“Navios Holdings”) a publicly traded New York Stock Exchange company, for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consists of one share of common stock and one warrant.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 Sponsor Units.
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option, referred to herein as the “Initial Public Offering”. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings, referred to herein as the “Private Placement”. The Initial Public Offering and the Private Placement generated gross proceeds to the Company in an aggregate amount of $260.6 million.
     As of December 31, 2009, the trust account established in connection with our Initial Public Offering, referred to herein as the “Trust Account”, had a balance of $251.5 million, including short-term investments.
     The selected financial and operating data, presented in the table below, are derived from our financial statements included in this report. We were formed on March 14, 2008.

		Period from	Period from
	Year Ended	March 14, 2008 to	March 14, 2008 to
	December 31, 2009	December 31, 2008	December 31 2009

Statement of Operations Data
Revenue	$—	$—	$—

General and administrative expenses	(120,000)	(60,000)	(180,000)
Formation and operating costs	(874,377)	(332,771)	(1,207,148)

Loss from operations	$(994,377)	$(392,771)	$(1,387,148)
Interest income	331,656	1,435,550	1,767,206
Other income	14,909	4,405	19,314

Net income/(loss)	$(647,812)	$1,047,184	$399,372

Earnings/(loss) per ordinary share, (basic and diluted):	$(0.0204)	$0.0456	$0.01439

Balance Sheet Data
Current assets, including cash	$251,635,689	$252,258,159	$251,635,689
Long term liabilities, deferred underwriters’ fees	8,855,000	8,855,000	8,855,000
Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	100,289,190	100,289,190
Total liabilities and stockholders’ equity	251,635,689	252,258,159	251,635,689

Cash Flow Data
Net cash provided by/(used in) operating activities	$(622,629)	$1,467,518	$844,889
Net cash provided by/(used in) investing activities	707,713	(252,201,007)	(251,493,294)
Net cash provided by financing activities	—	250,735,504	250,735,504
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
Since we are a foreign private issuer, we are not subject to certain Securities and Exchange Commision, or SEC, regulations that companies incorporated in the United States would be subject to.
     We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934 as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:
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
     Since both the net proceeds of $250.8 million from our Initial Public Offering and the Private Placement, are intended to be used to consummate a business combination with a target business that has not been identified, we may be deemed to be a “blank check” company under the United States securities laws. However, since we have net tangible assets in excess of $5.0 million, we have to file a Report of Foreign Private Issuer on Form 20-F with the SEC, including an audited balance sheet demonstrating all facts that have taken place through December 31, 2009.
     We are exempt from rules promulgated by the SEC to protect investors of blank check companies including Rule 419 under the Securities Act of 1933 as amended, or the Securities Act. Accordingly, investors will not be afforded the benefits or protections of those rules, which include (1) entitlement to all the interest earned on the funds deposited in the Trust Account, (2) the requirement to complete a business combination within 18 months after the effective date of the registration statement (and the resulting shorter time frame that funds may be held in a trust account established in connection with the completion of an initial public offering, as compared to the up to 24 or 36 months funds may be held in the Trust Account, (3) the restriction on the release and use of interest earned on the funds held in a Trust Account, (4) the prohibition against trading our securities prior to the consummation of a business combination, and (5) the ability of warrant holders to exercise their warrants prior to the consummation of the business combination. Because we are not subject to Rule 419, our units are tradable, we are entitled to withdraw a certain amount of interest earned on the funds held in the Trust Account prior to the completion of a business combination, we have a longer period of time to consummate a business combination and potentially hold the proceeds of the offering in the Trust Account and our warrant holders may not exercise their warrants until after our initial business combination.
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
If we are unable to consummate a business combination, our public stockholders will be forced to wait the full 24 months (or up to 36-months if the extended period is approved) before receiving liquidating distributions.
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
          The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval. There can be no assurance that a business combination will be consummated. However, if we anticipate that we will not be able to consummate a business combination by July 1, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until July 10, 2011. If we are unable to complete the business combination by July 1, 2010, or July 1, 2011 if extension period approved, our purposes and powers will be limited to dissolving, liquidating and winding up. Also contained in our articles of association is the requirement that our board of directors, to the fullest extent permitted by law, consider a resolution to dissolve our company at that time. Consistent with such obligations, our board of directors will seek shareholder approval for any such plan of distribution, and our pre-initial public offering shareholders and directors have agreed to vote in favor of such dissolution and liquidation. This provision will be amended only in connection with, and upon consummation of, its initial business combination by such date. The accompanying financial statements do not include any adjustments that might be necessary if weis unable to continue as a going concern and is required to liquidate.
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
     Our amended and restated articles of incorporation provide that we will continue in existence only until 24 months from the completion of our Initial Public Offering (or up to 36 months if the extended period is approved). If we have not consummated a business combination by such date, and amended this provision in connection thereto, pursuant to the Marshall Islands Business Corporations Act (the “Business Corporations Act”), our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Under Marshall Islands law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in dissolution. If we complied with the procedures set forth in Section 106 of the Business Corporations Act, which are intended to ensure that we make reasonable provision for all claims against us, including a six-month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our stockholders as soon as reasonably possible after dissolution and we do not intend to comply with the six-month notice period (which would result in our executive officers being liable for claims for which we did not provide). As such, to the extent our executive officers cannot cover such liabilities, our stockholders could potentially be liable for any claims to the extent of distributions received by them in dissolution and any such liability of our stockholders will likely extend beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.
     If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after July 1, 2010 (or July 1, 2011 if the extended period is approved), this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors and/or complying with certain provisions of the Business Corporations Act with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.
We may choose to redeem our outstanding warrants included in the units sold in our Initial Public Offering at a time that is disadvantageous to our warrant holders.
     We may redeem the warrants issued as part of our units sold in our Initial Public Offering at any time after the warrants become exercisable in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption, provided, however, a current registration statement under the Securities Act relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.
If we are required to dissolve and liquidate before a business combination, our public stockholders could receive less than approximately $9.91 per share (as of December 31, 2009, the underwriters had exercised their over-allotment option in full with the Initial Public Offering and there are 10,119,999 shares at a redemption value of $9.91 per share) upon distribution of the funds held in the Trust Account and our warrants will expire with no value.
     If we are unable to consummate a business combination and are required to dissolve and liquidate our assets, the per-share liquidation amount could be less than approximately $9.91 share (as of December 31, 2009, the underwriters had exercised their over-allotment option in full with the Initial Public Offering and there are 10,119,999 shares at a redemption value of $9.91 per share) because of the expenses related to the offering, our general and administrative expenses, and the anticipated cost associated with seeking a business combination. Furthermore, the warrants will expire with no value if we dissolve and liquidate before the consummation of a business combination.
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
     Our amended and restated articles of incorporation authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share. On July 1, 2008, we consummated our Initial Public Offering. We are also authorized to issue 1,000,000 shares of $.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. No shares of preferred stock were issued and outstanding as at December 31, 2009.
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

     Of the net proceeds of our Initial Public Offering and the Private Placement, only approximately $75,000, after estimated expenses related to our Initial Public Offering, are available to us initially outside the Trust Account to fund our working capital requirements. We are dependent upon sufficient interest being earned on the proceeds held in the Trust Account to provide us with the additional working capital we need to search for a target business and consummate a business combination. While we are entitled to up to a maximum of $3.0 million for such purpose, if interest rates remain low, we may not have sufficient funds available to provide us with the working capital necessary to consummate a business combination. In such event, we will need to borrow funds from Navios Holdings or others, or be forced to liquidate.
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
     Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. All of our executive officers are engaged in several other business endeavors, including Ms. Frangou in her roles as chairman and chief executive officer of Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”), and are not obligated to contribute any specific number of hours per week to our affairs. Ms. Frangou and Ted Petrone, our president and member of board of directors, are each anticipated to devote approximately five to ten percent of their time per week to our business, which could increase significantly during periods of negotiation for business opportunities. However, if our executive officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could impair our ability to consummate a business combination. For a complete discussion of the potential conflicts of interest that you should be aware of with respect to Navios Holdings and Angeliki Frangou, see the section below entitled “Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.
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

The majority of our officers and directors currently are, and may in the future become, affiliated with additional entities, including other shipping entities, such as Navios Holdings in the case of Ms. Frangou and Mr. Petrone, and Navios Partners in the case of Ms. Frangou, that are engaged in business activities similar to those intended to be conducted by us. In addition, each of the independent members of our board of directors is affiliated with an organization that provides services to shipping companies. Due to these existing affiliations, they may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. We will have the ability to acquire a target business that is in competition with and operates in the same business as Navios Holdings or Navios Partners, subject to our right of first refusal agreement with such entities. In such case, there may be additional conflicts of interest between Navios Holdings, Navios Partners and us, including direct head to head competition for chartering and additional vessel acquisition opportunities, and otherwise. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see the section below entitled “Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor or that a potential target business would not be presented to another entity prior to its presentation to us. In addition, under the amended Omnibus Agreement Navios Holdings has been released from the restrictions for two years until 2011 in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
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
     Our directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account and the amount of interest income from the Trust Account, net of income taxes on such interest, of up to a maximum of $3.0 million, unless the business combination is consummated. These amounts were based on management’s estimates of the funds needed to fund our operations for the 24 months following our Initial Public Offering and consummate a business combination. Those estimates may prove to be inaccurate, especially if a portion of the available proceeds is used to make a down payment in connection with business combination or pay exclusivity or similar fees or if we expend a significant portion in pursuit of an acquisition that is not consummated. In addition, it is possible that members of management may enter into consulting agreements with the post-combination business as part of the business combination. The financial interest of our directors and officers could influence their motivation in selecting a target business or negotiating with a target business in connection with a proposed business combination and thus, there may be a conflict of interest when determining whether a particular business combination is in the stockholders’ best interest. In addition, on January 12, 2010, we announced the appointment of Leonidas Korres as Senior Vice President— Business Development of the Company. Pursuant to an agreement between the us and Navios Holdings, the compensation of Mr. Korres up to the amount of EURO 65,000 is to be paid by Navios Holdings, provided that if we complete a business combination, we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.
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
     Our initial stockholders own Sponsor Units that will be worthless if we do not consummate a business combination. The actual per unit value of the Sponsor Units would be less than $10.00, because unlike the shares of our common stock held by our public stockholders, the Sponsor Units are restricted and may not be transferred until 180 days after the consummation of our initial business combination. In addition, on July 1, 2008, Navios Holdings purchased warrants which will also be worthless if we do not consummate a business combination. We believe the current equity value for the Sponsor Units is significantly lower than the $10.00 per unit offering price because the holder of these units will not be able to sell or transfer them while Sponsor Units remain in escrow, except in certain limited circumstances (such as transfers to entities controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes) and these Sponsor Units are not entitled to any proceeds in case we liquidate if we do not consummate a business combination. In addition, in the event we are forced to liquidate, Navios Holdings has agreed to advance us the entire amount of the funds necessary to complete such liquidation and has agreed not to seek repayment for such expenses.
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
     Our initial business combination must be with a target business with a collective fair market value of at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account) at the time of such business combination. Consequently, it is probable that, unless the purchase price consists substantially of our equity, we will have the ability to consummate only the initial business combination with the proceeds of the our Initial Public Offering. Accordingly, the prospects for our success may be:
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
     We may decide to acquire and operate one or more tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a t tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.
     When a tanker is carrying clean oil products which do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.
     In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670 et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificated of financial responsibility, all prior to the vessel entering state waters.
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
     Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.
     The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Begining in 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. Additionally, in December of 2009 the M/V Navios Apollon, which is owned by Navios Partners was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer would remain liable for charter payments when a vessel is seized by pirates, the charterer could dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. The target business may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against any vessels we acquire or charter, or an increase in cost, or unavailability of insurance for any vessels we acquire or charter, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
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
     Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows, causing the market price of our common stock to decline.
     The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we would possibly cover all or a portion of the cost of vessel acquisition with debt financing, such uncertainty could hamper our ability to finance vessel or new business acquisition.
     We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide could adversely affect a target business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.

     The economic slowdown in the Asia Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which adversely affect our results of operations and financial condition.
     Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the development in seaborne drybulk trades and the demand for drybulk carriers. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Furthermore, the economic slowdown in the United States, the European Union, and other countries may deepen the economic slowdown in China, among others. While the recent introduction of a $586 billion economic stimulus package by the Chinese government is designed in part, to increase consumer spending and reignite the steep growth China experienced before the recent downturn, it remains to be seen whether such a course of action by China will have the desired effect. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry-wide. As a result, our operating results would be further materially affected.
Because international maritime transportation and logistics businesses often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, upon the consummation of an initial business combination, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.
     Upon the consummation of an initial business combination, it is likely that we will engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions may be predominantly U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2009, the value of the U.S. dollar decreased by approximately 2.7% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.
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
     Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. Other than the completion of our Initial Public Offering, we have neither engaged in any operations nor generated significant revenue to date. We are considered to be in the development stage as defined in the FASB issued guidance for Accounting and Reporting By Development Stage Enterprises, and are subject to the risks associated with activities of development stage companies.
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
     On July 1, 2008, we consummated our Initial Public Offering of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per unit in the offering. Each unit consists of one share of our common stock, $0.0001 par value per share, and one redeemable common stock purchase warrant. Each warrant will entitle the holder to purchase from us one share of common stock at an exercise price of $7.00 commencing on the later of (a) the completion of a business combination or (b) one year from the date of the final prospectus for the Initial Public Offering, and will expire five years from the date of the prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.
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
     Additionally, on July 1, 2008, Navios Holdings purchased 7,600,000 warrants from the Company at a price of $1.00 per warrant ($7.6 million in the aggregate) in a private placement, or the Private Placement, that occurred simultaneously with the completion of the Offering. The proceeds from the Private Placement were added to the proceeds of the Initial Public Offering and placed in a trust account, or the Trust Account. If a business combination is not consummated within 24 months (or up to 36 months if our stockholders approve an extended period) after the date of the completion of the Initial Public Offering, the $7.6 million proceeds from the sale of the Private Placement warrants will be part of the liquidating distribution to the public stockholders and the warrants will expire worthless. The Private Placement warrants are identical to the warrants included in the units sold in the Initial Public Offering except that: (i) the Private Placement warrants will be subject to certain transfer restrictions until after the consummation of our initial business combination; (ii) the Private Placement warrants may be exercised on a cashless basis, while the warrants included in the units sold in the Initial Public Offering cannot be exercised on a cashless basis; (iii) the Private Placement warrants will not be redeemable by us so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the Private Placement warrants to be purchased by Navios Holdings will be transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after a business combination is consummated. We do not believe that the sale of the Private Placement warrants will result in the recognition of any stock-based compensation expense, as we believe that the Private Placement warrants were sold at or above fair value.
     Proceeds of $250,770,000 from the Initial Public Offering and the Private Placement were placed in the Trust Account maintained by Continental Stock Transfer and Trust Company, as trustee and invested in U.S. government debt securities, or U.S. Treasury Bills. Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States “government debt securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Except with respect to interest income that may be released to us (i) up to $3,000,000 to fund working capital requirements and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. The proceeds held in the Trust Account may be used as consideration to pay sellers of a target business or businesses with which we complete a business combination. Any amounts not paid as consideration to the sellers of the target business (excluding taxes and amounts permitted to be disbursed for expenses as well as the amount held in the Trust Account representing deferred underwriting discounts and commissions), may be used to finance operations of the target business.
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
Competitive Strengths
     We believe that we have the following competitive strengths:
Operating expertise
     Our management team has collectively 50 years of experience owning, operating and growing successful businesses within the marine transportation and logistics industries. This experience includes all aspects of the business, including commercial and technical management, operations, engineering and finance. The management team’s experience also includes identifying acquisition targets and realizing value from assets and businesses in different business cycles and sectors within the marine transportation and logistics industries.
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
Track record
     Another distinguishing feature that we believe provides a competitive advantage is the proven ability of our management to acquire and grow businesses. Angeliki Frangou, our chairman and chief executive officer, was also the chairman and chief executive officer of International Shipping Enterprises, Inc., or ISE, a blank check company that raised $196.65 million in December of 2004. In August of 2005, ISE acquired Navios Holdings for $607.5 million. Today, Navios Holdings is a global and vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities and is listed on the New York Stock Exchange under the symbol “NM”. We believe many target businesses will view the consummation of that business combination as a positive factor in considering whether to enter into a business combination with us.
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
Our Relationship with Navios Holdings and Navios Partners
     Our efforts in identifying a prospective target business will not be limited to a particular sector within the marine transportation and logistics industries. We believe that by focusing our search for target businesses, we can capitalize on the management and advisory resources of Navios Holdings in the maritime industry We believe our strategy of including target businesses within the dry bulk shipping sector will allow us to take advantage of opportunities, resulting from the market dislocation, which are outside the strategy and financial reach of our affiliates.
     Our affiliates are:
•	Navios Holdings. Navios Holdings is a global and vertically integrated seaborne shipping and logistics company that specializes in a wide range of dry bulk commodities, including iron ore, coal, and grain. Although Navios Holdings derives a small portion of its revenue from its logistics operations, most of Navios Holdings’ revenue and net income are from vessel operations, which are virtually exclusively in the dry bulk shipping sector. Navios Holdings’ policy for vessel operations has led Navios Holdings to time charter-out many of its vessels for short- to medium-term charters.

•	Navios Partners. Navios Partners operates dry bulk vessels that are chartered out for a minimum of three years. The Navios Partners’, fleet currently consists of ten active Panamax vessels, one Capesize vessel and one Ultra Handymax vessel. All of Navios Partners’ current vessels operate under long-term charters-out with an average length of approximately 3.9 years. All of Navios Partners’ vessels are currently managed by Navios ShipManagement Inc.
          As a controlled affiliate of Navios Holdings, we are subject to the omnibus agreement between Navios Holdings and Navios Partners that governs business opportunities within the dry bulk shipping sector. Under the omnibus agreement, Navios Holdings agreed (and agreed to cause its controlled affiliates, including us, to agree) to grant a right of first offer to Navios Partners for any Panamax or Capesize dry bulk vessel subject to a charter for three or more years that it acquires or may own. In June 2009, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring such vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Navios Partners and its subsidiaries granted to Navios Holdings a similar right of first offer on any proposed sale, transfer or other disposition of any of its Panamax or Capesize dry bulk carriers and related charters or any of its dry bulk vessels that is not a Panamax or Capesize dry bulk vessel and related charters owned or acquired by it. To resolve this conflict of interest, we have entered into a right of first refusal agreement that grants us the first opportunity to consider any business opportunity outside of the dry bulk shipping sector. In June 2009, Navios Partners waived its rights of first refusal with respect to an acquisition opportunity relating to such vessels until(a) the consummation of a business combination, (b) the liquidation and (c) June 2011. See “Conflicts of Interest.”
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
     Because of the overlap between Navios Holdings, Navios Partners and us with respect to possible acquisitions under the terms of the omnibus agreement as amended, we have entered into a business opportunity right of first refusal agreement, which provides that, commencing on the date of the prospectus related to our Initial Public Offering and extending until the earlier of the consummation of our initial business combination or our liquidation, we, Navios Holdings and Navios Partners will share business opportunities in the marine transportation and logistics industries as follows (subject to the amended Omnibus Agreement and the Waiver as previously disclosed):
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
Dry Bulk Shipping Sector
     Dry bulk vessels are used to transport commodities such as iron ore, minerals, grains, forest products, fertilizers, coking and steam coal. The dry bulk shipping sector can be divided into four major vessel categories with reference to size. We may explore acquisitions of a target business that is focused on these segments of the dry bulk shipping sector, including:
•	Capesize: A drybulk carrier of at least 100,000 dwt in the shipping industry generally. The Capesize sector is focused on long haul iron ore and coal trade routes. The Capesize vessels in Navios Holdings’ fleet range from approximately 170,000 to 181,000 dwt.

•	Panamax: A drybulk carrier of approximately 60,000 to 100,000 dwt in the shipping industry generally, and of maximum legth, depth and draft capable of passing fully loaded through the Pnama Canal. The Panamax vessels in Navios Holdings’ fleet range from approximately 70,000 to 83,000 dwt.

•	Handymax/Ultra-Handymax: A drybulk carrier of approximately 30,000 to 60,000 dwt in the shipping industry generally. The Ultra-Handymax vessels in Navios Holdings’ fleet range from approximately 50,000 to 59,000 dwt.

•	Handysize: Handysize vessels have a carrying capacity of up to 39,999 dwt. These vesels almost exclusively carry minor bulk cargo. Increasingly, ships of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with legth and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.
     Prices for individual vessels vary widely depending on the type, quality, age and expected future earnings.
Marine Logistics
     We may also be looking to acquire a target business in the marine logistics sector. Marine logistics involves, but is not limited to, the following:
Port, Storage and Terminal Operations
     These are service businesses related to marine cargo handling from the time cargo, for or from a vessel, arrive at shipside, dock, pier, terminal, staging area, or in-transit area until cargo loading or unloading operations are completed. These businesses are engaged in, among other activities, the development of the infrastructure of ports and specialized private berths, warehousing, logistic services and regulatory matters, including compliance with customs formalities.
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
Governmental and other Regulations
Sources of applicable rules and standards
     Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent that international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.
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
Ship safety regulation
     In the former category, the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

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
Greenhouse Gas Emissions
     In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States (which did not join the Kyoto Protocol), the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. While the petition was originally denied, the new EPA administration is reconsidering the petition in its entirety. The UN Climate Change Conference 2009 in Copenhagen resulted in only very limited international accord on the subject of greenhouse gas emissions from ships, with no agreement reached specifically in relation to shipping, but emissions from ships were the subject of considerable debate, when expectations were voiced that the IMO continue its examination of such emissions with a view to introducing measures to reduce and control them. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.
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
United States Environmental Regulations and laws governing civil liability for pollution
     Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the U.S.federal laws, each state may enact more stringent regulations, thus subjecting shipowners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.
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
     Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater. For tank vessels the limit depends on the size and construction of the vessel, and can be up to $3,000 per gross ton or $22 million, whichever is greater.
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
     OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty, through instruments known as Certificates of Financial Responsibility or COFR.. On February 6, 2008, the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such COFRs to $1,250 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. The increased amounts will become effective 90 days after the proposed regulations are finalized.
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
     To comply with this court mandate, the EPA issued a final vessel general permit, or VGP, that establishes effluent discharge limits for 28 different vessel discharges. We are required to comply with the terms of the permit, including the including the state-specific conditions imposed by the individual states in certifying the permit. In addition, we will be required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We would be required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements
     The Federal Clean Air Act, or the CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels would be subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3”

marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, the EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines, consistent with the United States’ proposal to amend Annex VI of MARPOL described above. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. The EPA has also been required pursuant to litigation, to regulate greenhouse gas emissions. The EPA has just begun the process and recently published the mandatory greenhouse gas reporting regulation. While these regulations currently require engine manufacturers to report engine emissions, EPA has made it clear that they intend to continue gathering information on whether it should require engine operators to also report. EPA may also adopt regulations near-term, to reduce emissions of greenhouse gases. These regulations would add to the operational and control equipment costs incurred in complying with criteria pollutant regulations.
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
|
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
International laws governing civil liability to pay compensation or damages
     In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunkers Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunkers Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunkers Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunkers Convention entered into force on November 21, 2008, and in early 2009 it was in effect in 47 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
     We may decide to acquire and operate one or more tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a tanker is carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.
     When a tanker is carrying clean oil products which do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.
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
     We have not identified a target business
     As mentioned above, to date, neither we nor Navios Holdings has selected any target business with which to seek a business combination with us. None of our officers, directors, promoters or other affiliates, including Navios Holdings, is currently engaged in discussions on our behalf with representatives of other companies regarding the possibility of a potential merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination with us, nor have we, nor any of our agents or affiliates, including Navios Holdings, been approached by any candidates (or representative of any candidates) with respect to a possible business combination with us. Additionally, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate for us. Neither we nor Navios Holdings has established any specific attributes or criteria (financial or otherwise) for our prospective target businesses except for those factors described below under “Effecting a business combination - Selection of a target business and structuring of a business combination.’’ Finally, we note that there has been no diligence, discussions, negotiations and/or other similar activities undertaken, directly or indirectly, by Navios Holdings or us, our affiliates or representatives, or by any third party, with respect to a business combination transaction with us.
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
     We anticipate that a target business may also be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, ship brokers and other members of the financial or shipping community, who may present solicited or unsolicited proposals. We expect such sources to become aware that we are seeking a business combination candidate by a variety of means, such as publicly available information, public relations and marketing efforts, articles that may be published in industry trade journals discussing our intent to make acquisitions, and/or direct contact by our management. We will make a preliminary judgment about the relative merits and timing of a shipping opportunity employing our market knowledge, which is based upon published vessel values and charter rates, notably those of Clarksons Shipping Services or Drewry Shipping Consultants, Ltd., among others; market-and vessel-specific information provided to us by ship brokers and charterers; information obtained by us through the ordinary course of business as a result of general discussions with ship owners, managers and other industry players; and transaction-specific information resulting from unsolicited approaches, proposals or offers from third parties. While we do not presently anticipate engaging the services of professional firms that specialize in acquisitions on any formal basis, we may decide to engage such firms in the future or we may be approached on an unsolicited basis, in which event their compensation (which would be equal to a percentage of the fair market value of the transaction as agreed upon at the time of such engagement or agreement with a party that brings us an unsolicited proposal, as the case may be) may be paid from the Trust Account proceeds not held in the Trust Account. Any finder or broker would only be paid a fee upon the consummation of a business combination. Further, because any finder or broker that we engage will be required to sign a waiver of claims against the trust, such firms or individuals will not be entitled to receive any funds from the Trust Account upon our liquidation.
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
     Our officers and directors have experience evaluating target businesses based upon the valuation criteria set forth in the preceding paragraph and have performed such evaluations for transactions valued in the range contemplated by our Initial Public Offering. Satisfaction of the 80% threshold is determined by calculating the fair market value of what we receive in the business combinations and comparing it to 80% of our net assets (excluding deferred underwriting discounts and commissions held in the Trust Account). Whether assets or stock of a target business is acquired, including if we acquire less than 100% of an entity’s stock, such assets or stock received by us would be evaluated based upon such financial criteria in order to determine if the fair market value of such assets or stock equals at least 80% of our net assets.

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
     As a foreign private issuer, we are exempt from the proxy rules promulgated under the Exchange Act. Because of this exemption, when we seek approval from our stockholders of our initial business combination, we do not expect to file preliminary proxy solicitation materials regarding our initial business combination with the SEC and, accordingly, such materials will not be reviewed by the SEC. However, we will file with the SEC any final proxy solicitation materials that we deliver to our stockholders. When we furnish proxy solicitation materials to our stockholders, we will publicly furnish such materials to the SEC. We expect that the proxy statement that we would send to stockholders would not contain historical financial information with respect to the acquisition of vessels and, therefore, stockholders voting on a proposed transaction would not have the benefit of financial statements of past operations. See ''Risk Factors — Risks Associated with the Maritime Transportation and Logistics Industries — If we were to acquire vessels or a business with agreements to purchase individual vessels, it is highly unlikely that proxy materials provided to our stockholders would include historical financial statements and, accordingly, investors will not have historical financial statements on which to rely in making their decision whether to vote for the acquisition.’’
     In connection with the vote required for our initial business combination, our initial stockholders have agreed to vote the shares of common stock owned by them prior to our Initial Public Offering in accordance with the vote of the majority of the public stockholders. In addition to any shares of common stock purchased pursuant to the limit orders described in the Initial Public Offering prospectus, our officers, directors or Navios Holdings, or their respective affiliates, may make purchases of our securities in the open-market, subject to all applicable laws. Although we do not know for certain all the factors that would cause Navios Holdings or such individuals to purchase our securities, we believe that some of the factors they would consider are: (i) the trading price of our securities, (ii) aggregate investment in our securities, and (iii) whether it appears that a substantial number of public stockholders are voting against a proposed business combination. Any shares acquired by Navios Holdings or such individuals in the open-market, including any shares purchased pursuant to the limit orders, will be voted in favor of the business combination. Accordingly, any purchase of our shares by our officers and directors, or Navios Holdings, in the open-market could influence the result of a vote submitted to our stockholders in connection with a business combination by making it more likely that a business combination would be approved. In addition, given the interest that Navios Holdings and our officers and directors have in a business combination being consummated, it is possible that Navios Holdings and such individuals will acquire securities from public stockholders who have elected to redeem their shares of our common stock (as described below) in order to change their vote and insure that the business combination will be approved (which could result in a business combination being approved even if, after the announcement of the business combination, 40% or more of our public stockholders would have elected their conversion rights on a cumulative basis, including any stockholders who previously exercised conversion rights in connection with the stockholder vote required to approve the extended period, if any, or a majority of our public stockholders would have voted against the business combination, but for the purchases made by Navios Holdings or our officers and directors).
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
     Notwithstanding the foregoing, a public stockholder, together with any of their affiliates or any other person with whom they are acting in concert or as a partnership, syndicate or other “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) for the purpose of acquiring, holding or disposing of our securities will be restricted from seeking conversion rights with respect to more than 10% of the shares sold in our Initial Public Offering. Such a public stockholder would still be entitled to vote against the extended period or a proposed business combination with respect to all shares owned by them or their affiliates. We believe this restriction will prevent stockholders from accumulating large blocks of stock before the vote held to approve a proposed business combination or the extended period and attempt to use the conversion right as a means to force us or our management to purchase their stock at a significant premium to the then current market price. Absent this provision, for example, a public stockholder who owns 15% of the shares sold in our Initial Public Offering could threaten to vote against a proposed business combination or the extended period and seek conversion, regardless of the merits of the transaction, if their shares are not purchased by us or our management at a premium to the then-current market price. By limiting each stockholder’s ability to convert only up to 10% of the shares sold in our Initial Public Offering, we believe we have limited the ability of a small group of stockholders to unreasonably attempt to block a transaction that is favored by our other public stockholders. However, we are not restricting the stockholders’ ability to vote all of their shares against the transaction or against the extended period.
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
     The actual per-share conversion price will be equal to the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes payable on such interest, which shall be paid from the Trust Account, and net of interest income previously released to us to fund our working capital requirements), calculated as of the date of the special meeting of stockholders approving the extended period or two business days prior to the consummation of the proposed initial business combination, as the case may be, divided by the number of shares sold in our Initial Public Offering. The initial per-share conversion price was expected to be approximately $9.91 (as of December 31, 2008, the underwriters had exercised the over-allotment option in our Initial Public Offering in full and there are 10,119,999 shares at a redemption value of $9.91 per share).
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
     We believe the likelihood of Navios Holdings having to indemnify the Trust Account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. We also will have access to any funds available outside the Trust Account or released to us to fund working capital requirements with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation). The indemnification provisions are set forth in the insider letter executed by Navios Holdings in connection with our Initial Public Offering. The insider letter provides that, in the event we obtain a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our stockholders from a vendor, prospective target business or other entity, the indemnification will not be available. The insider letter executed by Navios Holdings is an exhibit to the registration statement for our Initial Public Offering.
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
Employees
     We have three officers, two of whom are also members of our board of directors. These individuals are not obligated to contribute any specific number of hours per week but intend to devote approximately five to ten percent of their time per week to our affairs, which could increase significantly during periods of negotiation for business opportunities. The amount of time our officers will devote in any time period will vary based on the availability of suitable target businesses to investigate. In addition, on January 12, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President— Business Development. Pursuant to an agreement between the us and Navios Holdings, the compensation of Mr. Korres up to the amount of EURO 65,000 is to be paid by Navios Holdings, provided that if we complete a business combination, we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.
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
     We are required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending December 31, 2009. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to consummate any such acquisition.
Legal proceedings
     To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.
C. Organizational Structure
Not applicable, as we are a newly organized blank check company..
D. Properties
Not applicable
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Overview
     Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. We have neither engaged in any operations nor generated significant revenue to date. We are considered to be in the development stage as defined in the FASB issued guidance for Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. We have selected December 31st as our fiscal year end. To date, our efforts have been limited to organizational activities, our initial public offering and the search for and negotiations with potential target businesses for a business combination. As of the date of this filing, we have not acquired any business operations and have no operations generating revenue.
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

U.S. government securities (“U.S. Treasury Bills”) with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. As of December 31, 2009 the Trust Account had a balance of $251.5 million, including short-term investments.

•	Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our Initial Public Offering. On December 31, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008.
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
A. Operating results
Period over Period Comparisons
For the Year Ended December 31, 2009 compared to the year ended December 31, 2008
          The following table presents consolidated revenue and expense information for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) to December 31, 2008 and for the period from March, 14, 2008 (date of inception) to December 31,2009. This information was derived from the audited consolidated revenue and expense accounts of the Company for the year ended December 31, 2009 and for the period from March 14, 2008 to December 31, 2008.

		Period from	Period from
	Year ended	March 14, 2008	March 14, 2008 to
	December 31,	(date of inception) —	December
	2009	December 31, 2008	31, 2009

Revenue	$—	$—
Expenses
General and administrative expenses	(120,000)	(60,000)	(180,000)

Formation and operating costs	(874,377)	(332,771)	(1,207,148)

Loss from operations	$(994,377)	$(392,771)	(1,387,148)
Interest income	331,656	1,435,550	1,767,206

Other income	14,909	4,405	19,314

Net income/(loss) applicable to common stockholders	(647,812)	1,047,184	399,372

     General and administrative expenses. General and administrative expenses increased by $0.06 million to $0.12 million for the year ended December 31, 2009 as compared to $0.06 million for the period from March 14, 2008 (date of inception) to December 31, 2008. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay such Navios Holdings $0.01 million per month for such services. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings
     Formation and operating costs. Formation and operating costs increased by $0.6 million to $0.9 million for the year ended December 31, 2009 as compared to $0.3 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This is due to an increase of $0.6 million in professional and other services.
     Interest from trust account. Interest from the Trust Account decreased by $1.1 million to $0.33 million for the year ended December 31, 2009 from $1.4 million for the period from March 14, 2008 (date of inception) to December 31, 2008The net proceeds of our Initial Public Offering, including amounts in the Trust Account, have been invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The decrease is mainly due to the significant drop in interest rates during 2009.
     Other income. Other income is considered immaterial and is related to the unrealized gain that derives from valuation of U.S. Treasury Bills as of December 31, 2009.
B. Liquidity and Capital Resources
     Net income decreased by $1.7 million to $0.6 million expense for the year ended December 31, 2009 from $1.1 million for the period from March 14, 2008 (date of inception) to December 31, 2008. Net income derived from interest income less general and administrative expenses and formation costs and the reasons for the decrease are discussed above. For the period presented, Earnings Before Interest and Tax (“EBITDA”) is zero.
Our liquidity needs have been satisfied to date through receipt of $25,000 in unit subscriptions from our initial stockholders, through a loan of $0.5 million from Navios Holdings, both of which are described below, and the proceeds of our investing activities. As of December 31, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008. Therefore, unless and until a business combination is consummated, the proceeds held in the Trust Account will not be available for our use for any purpose, including the payment of any expenses related to our Initial Public Offering or expenses that we may incur related to the investigation and selection of a target business or the negotiation of an agreement to effect the business combination.
     On March 18, 2008, we issued 8,625,000 Sponsor Units to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 Sponsor Units.
     On July 1, 2008, we closed our Initial Public Offering. Simultaneously with the closing of the Initial Public Offering, we consummated the private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to Navios Holdings. The Initial Public Offering and the Private Placement generated gross proceeds to us in the aggregate of $260.6 million. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the Trust Account, as well as any other net proceeds not expended, will be used to finance the operations of the target business.
     In order to meet expenditures required for operating our business prior to our initial business combination, we are also relying on interest, in an amount of up to $3.0 million, earned on the Trust Account balance to fund such expenditures and to the extent that the interest earned is below our expectation, we may have insufficient funds available to operate our business prior to our initial business combination. In 2009 we drew an amount of $1.0 million out of the interest earned on the Trust Account that was used as working capital. Moreover, we will need to obtain additional financing to the extent such financing is required to consummate our initial business combination or the extended period, as the case may be, or because we become obligated to convert into cash a significant number of shares from dissenting stockholders, in which case we may issue additional securities or incur debt in connection with such business combination. Following a business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Cash Flow for the Year Ended December 31, 2009 compared to the Year Ended December 31, 2008
     The following table presents cash flow information for the year ended December 31, 2009 , for the period from March 14, 2008 (date of inception) through December 31, 2008 and for the period from March 14, 2008 (date of inception) through December 31, 2009. This information was derived from the audited consolidated statement of cash flows of the Company for the year ended December 31, 2009 and for the period from March 14, 2008 (date of inception) through December 31, 2008.

			From Inception
			March 14, 2008
	Year Ended	Year Ended	to Year Ended
	December 31, 2009	December 31, 2008	December 31, 2009

Net cash provided by/(used in) operating activities	$(622,629)	$1,467,518	$844,889
Net cash provided by/ (used in) investing activities	707,713	(252,201,007)	(251,493,294)
Net cash provided by financing activities	—	250,735,504	250,735,504
Change in cash and cash equivalents	$85,084	$2,015	$87,099
Cash provided by/(used in) operating activities for the year ended December 31, 2009 as compared to the Year Ended December 31, 2008:

     Net cash provided by/(used in) operating activities decreased by $2.1 million to $0.6 million for the year ended December 31, 2009 as compared to $1.5 million for the period from March 14, 2008 (date of inception) to December 31, 2008. The increase is analyzed as follows:
     The net income for the year ended December 31, 2009, decreased to $0.6 million negative from $1.5 million for the period from March 14, 2008 to December 31, 2008. The decrease is analyzed as follows:
     Amounts due to related parties decreased by $0.11 million to $0.03 million as of December 31, 2009 from $0.14 million as of December 31, 2008. This decrease is mainly due to offering costs reimbursed to Navios Holdings as well as the payment of administrative fees. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay such affiliate $10,000 per month for such services. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet.
     Prepaid expenses and other current assets remained the same at $0.05 million for both December 31, 2009 and 2008. This amount is related to directors and officers insurance that covers the twelve-month period ended June 25, 2010 and 2009.
     Accrued expenses increased by $0.1 million from $0.3 million at December 31, 2008 to $0.4 million at December 31, 2009. This amount is related to accrued legal and professional fees and to fees charged by bank for services provided relating to U.S. Treasury Bills.
     Accounts payable increased by $0.03 million from $0.03 million at December 31, 2008 to $0.06 million at December 31, 2009. This amount concerns payables mainly for professional fees, legal fees, filing expenses and fees charged by bank for services provided relating to U.S. Treasury Bills.
Cash provided by/ (used in) investing activities for the year ended December 31, 2009 as compared to the Year Ended December 31, 2008:
     Net cash provided by investing activities decreased by $251.5 million from $252.2 million at December 31, 2008 to $0.7 million at December 31, 2009.
     Restricted cash held in the Trust Account including short-term investments had a balance of $251.5 million and $252.2 million as of December 31, 2009 and 2008, respectively. Out of this amount, cash held in the Trust Account amounted to $0.0 million as of December 31, 2009 and 2008, respectively and the balance amount is related to U.S. Treasury Bills. Following the completion of the Initial Public Offering, at least 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, were held in the Trust Account and invested in U.S. Treasury Bills. Our agreement with the trustee requires that the trustee will invest and reinvest the proceeds in the Trust Account only in United States “government debt securities” within the meaning of Section 2(a) (16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Except with respect to interest income that may be released to us (i) up to $3.0 million to fund working capital requirements and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. For the years ended December 31, 2009 and 2008, the amount of $1.0 and $0.0 million, respectively, was released to us out of the interest income earned, with the purpose to fund working capital requirements.
Cash provided by financing activities for the Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008:
     Net cash provided by financing activities decreased by $250.7 million from $250.7 million at December 31, 2008 to $0.0 million at December 31, 2009.
     During the corresponding period of 2009, we did not have any investing activities.
     Cash provided by financing activities of $250.7 million for the year ended December 31, 2008 resulted from the following: (a) proceeds from issuance of warrants from us amounting to $7.6 million (these warrants were purchased by Navios Holdings at a price of $1.00 per warrant (7.6 million warrants in the aggregate) in the Private Placement. The proceeds from the Private Placement were added to the proceeds of the Initial Public Offering and placed in the Trust Account); (b) gross proceeds of $253.0 million from the sale of 25,300,000 units on July 1, 2008 at a price of $10.00 per unit (including 10,119,999 shares of common stock subject to possible redemption); (c) proceeds from a loan of $0.5 million that we received from Navios Holdings on March 31, 2008 (the loan evidenced thereby was non-interest bearing, unsecured, and was due upon the earlier of March 31,

2009 or the completion of the Initial Public Offering. We fully repaid the loan in November 2008; (d) proceeds from issuance of 8,625,000 Sponsor Units to Navios Holdings for an aggregate purchase price of $25,000 of which an aggregate of 290,000 were transferred to our officers and directors (subsequently, on June 16, 2008, Navios Holdings agreed to return to the us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders own 6,325,000 Sponsor Units; and (e) payments for underwriters’ discount and offering cost of $9.9 million.
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
F. Tabular Disclosure of Contractual Obligations
          None.
G. Safe Harbor
          Not applicable to the extent the disclosures require the safe harbor protection of forward looking statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
          Our current directors and executive officers, each of whose business address is c/o Navios Maritime Acquisition Corporation, 85 Akti Miaouli Street, Piraeus, Greece, except as noted below, are as follows:

Name	Age	Position
Angeliki Frangou	44	Chairman, Chief Executive Officer and Director
Ted C. Petrone	54	President and Director
Nikolaos Veraros, CFA	39	Director
Julian David Brynteson	42	Director
John Koilalous	79	Director
Leonidas Korres	33	Executive Vice President — Business Development
          Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings, our sponsor. In addition, since August 2007, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. Prior to the acquisition, of Navios Holdings by International Shipping Enterprises, Inc. (“ISE”), Ms Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou was the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece that specializes in the management of dry cargo vessels of various types and sizes, from the time she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, from April 2004 to July 2005, Ms. Frangou is also the Chairman of the board of directors of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. She was also Chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

          Ted C. Petrone has been our President and a member of our board of directors since March 2008. He also is a director of Navios Holdings since May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone served in the maritime industry for 31 years, of which 28 were with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone was responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He served aboard U.S. Navy (Military Sealift Command) tankers.
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
     Julian David Brynteson has been a member of our Board of Directors since June 2008. Since November 2006, Mr. Brynteson has been a managing director for sales and purchases at H. Clarkson & Company Ltd., a wholly-owned subsidiary of London Stock Exchange-listed, leading worldwide shipbroker Clarkson PLC. Mr. Brynteson was a member of the board of directors of International Shipping Enterprises, Inc., now Navios Maritime Holdings Inc., from September 2004 until October 2005. From March 1987 to November 2006, Mr. Brynteson was employed in various capacities with Braemar Seascope Ltd. (the surviving entity following the merger between Seascope Shipping Ltd. and Braemar Shipbrokers Ltd.), a London Stock Exchange-listed shipbroker, becoming a director in the sales and purchase department in 2001.
     John Koilalous has been a member of our board of directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London in 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold for some 18 years and then with Pegasus Adjusting Services Ltd., of which he was the founder and, until his retirement at the end of 2008, the managing director. He still remains active in an advisory capacity on matters of marine insurance claims.
          Leonidas Korres has been our Executive Vice President — Business Development since January, 2010. Mr. Korres has served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. From April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. Mr. Korres worked as Senior Financial Advisor for KPMG Corporate Finance from 2002 to 2004. From May 2003 to December 2006, he also served as a chairman of the board of directors of the Center for Employment and Entrepreneurship Non Profit Company. Also, Mr. Korres has been a member of the board of directors and the audit committee of Hellenic Telecommunications Organization S.A an Athens and New York Stock Exchange listed company until January 2009, a member of the board of directors of Hellenic Olympic Properties S.A., the company responsible for the exploitation of the Olympic venues until November 2009. In addition, until his resignation in January 2010, he served as a member of the Board of Directors of Navios Partners, an affiliate of Navios Holdings. He holds a bachelor’s degree in Economics from the Athens University of Economics and Business and a master’s degree in Finance from the University of London.
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

     On January, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President— Business Development. Pursuant to an agreement between us and Navios Holdings, the compensation of Mr. Korres up to the amount of EURO 65,000 is to be paid by Navios Holdings, provided that if we complete a business combination, the we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.
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
C. Board practices
Board classes
     Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Messrs. Koilalous and Brynteson, will expire at our 2012 annual meeting of stockholders. The term of office of the second class of directors, consisting of Messrs. Petrone and Veraros, will expire at our 2010 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou, will expire at our 2011 annual meeting.
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
     As a controlled affiliate of Navios Holdings, we are subject to the omnibus agreement between Navios Holdings and Navios Partners that governs business opportunities within the dry bulk shipping sector, as described above. In June 2009, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring such vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Navios Partners and its subsidiaries granted to Navios Holdings a similar right of first offer on any proposed sale, transfer or other disposition of any of its Panamax or Capesize dry bulk carriers and related charters or any of its dry bulk vessels that is not a Panamax or Capesize dry bulk vessel and related charters owned or acquired by it. To resolve this conflict of interest, we have entered into a right of first refusal agreement that grants us the first opportunity to consider any business opportunity outside of the dry bulk shipping sector. In June 2009, Navios Partners waived its rights of first refusal with respect to an acquisition opportunity relating to such vessels until(a) the consummation of a business combination, (b) the liquidation and (c) June 2011.
     Upon a change of control of Navios Holdings or Navios Partners, the noncompetition and right of first offer provisions of the omnibus agreement, and hence our obligations there under, will terminate within a specified period of time after such change in control. Our obligations under the omnibus agreement will also be terminated whenever we are deemed to no longer be a controlled affiliate of Navios Holdings.
     Because of the overlap between Navios Holdings, Navios Partners and us with respect to possible acquisitions under the terms of the omnibus agreement, we have entered into a business opportunity right of first refusal agreement which provides that, commencing from the closing of our Initial Public Offering and extending until the earlier of the consummation of our initial business combination or our liquidation, we, Navios Holdings and Navios Partners will share business opportunities in the marine transportation and logistics industries as follows (subject to the amended Omnibus Agreement and the Waiver as previously disclosed):
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
E. Share Ownership
     The following table sets forth certain information regarding beneficial ownership, as of January 27, 2010 of our common stock by our sponsor, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.
     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount
	of Beneficial	Percentage of
Name and Address of Beneficial Owner(1)	Ownership(2)	Common Stock
Navios Maritime Holdings Inc.(2)	6,035,000	19%
Angeliki Frangou	200,000	*
Ted C. Petrone	50,000	*
Nikolaos Veraros	10,000	*
Julian David Brynteson	15,000	*
John Koilalous	15,000	*
All of our officers and directors as a group	290,000	*

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.

(2)	Navios Maritime Holdings Inc. is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our chairman and chief executive officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, Rex Harrington and Allan Shaw. In addition, we have been informed by Navios Maritime Holdings Inc. that, based upon documents filed with the SEC that are publicly available, it believes that the beneficial owners of greater than 5% of the common stock of Navios Maritime Holdings Inc. are: Angeliki Frangou, who has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou.(23.2%) and FMR LLC (11.9%). We have been informed by Navios Maritime Holdings Inc. that, other than Angeliki Frangou, the president, chief executive officer and a director of Navios Maritime Holdings Inc., no beneficial owner of greater than 5% of Navios Maritime Holdings Inc.’s common stock is an affiliate of Navios Maritime Holding Inc.
Item 7. Major Stockholders and Related Party Transactions
A. Major Stockholders
     The following table sets forth the beneficial ownership as of January 27, 2010, of our common stocks by each person we know to beneficially own more than 5% of the common stocks. The number of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any common stocks that the person or entity has the right to acquire as of March 27, 2010 through the exercise of any right.

	Common Stocks Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Navios Holdings	6,035,000	19%
QVT Financial LP	2,992,000	9.4%
Arrowgrass Capital Partners (US) LP	2,606,324	8.2%
L3 Capital Advisors, LLC	2,127,976	6.7%
Integrated Core Strategies (US) LLC	2,058,835	6.5%
Genesis Capital Advisors LLC	1,950,800	6.2%
Highbridge International LLC	1,900,000	6.0%
Fir Tree, Inc.	1,800,000	5.7%
HBK Services LLC	1,721,500	5.4%
B. Related Party Transactions
     On March 18, 2008, Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition”, the “Company”, “we” or “us”) issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Maritime Holdings Inc. (“Navios Holdings”) for $25,000 in cash, at a purchase price of approximately $0.003 per unit, of which 825,000 Sponsor Units were subject to mandatory forfeiture if are to the extent the underwriters’ over-allotment option was not executed in full. However, such Sponsor Units were not forfeited as the underwriters fully exercised their over-allotment option. Each Sponsor Unit consists of one share of common stock and one warrant.

     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders own 6,325,000 Sponsor Units.
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option (referred to hereon as the “Initial Public Offering”). Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings, referred to herein as th “Private Placement”. The Initial Public Offering and the Private Placement generated gross proceeds to the Company in an aggregate amount of $260.6 million.
     Navios Holdings loaned us a total of $0.5 million for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our Initial Public Offering. On December 31, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008.
     We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We have agreed to pay Navios Holdings $10,000 per month for such services. As of December 31, 2009 and 2008, we accrued $30,000 and $60,000, respectively, for administrative services rendered by Navios Holdings. These amounts are included under amounts due to related parties in the balance sheet together with offering costs amounting to $0 and $76,323 as of December 31 2009 and 2008, respectively, paid by Navios Holdings.
     We have also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the board of directors and payable only upon the successful consummation of a business combination. As of December 31, 2009 and 2008, there were three independent directors appointed and the total amounts accrued were $150,000 and $85,890, respectively.
     On January 12, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President— Business Development. Pursuant to an agreement between us and Navios Maritime Holdings Inc. (“Navios Holdings”), the compensation of Mr. Korres up to the amount of EURO 65,000 is to be paid by Navios Holdings, provided that if we complete a business combination, we will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that we are unable to complete a business combination, then we will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.
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

Item 9. The Offer and Listing
     Our listing of securities are traded on the New York Stock Exchange and comprised of units under the symbol “NNA.U”, of common stock and warrants under the symbols “NNA” and “NNA WS”, respectively.

	Price range		Price range		Price range
	Units		Common stock		Warrants
	High	Low	High	Low	High	Low
Year Ended:
December 31, 2009	$10.55	8.61	$9.90	$8.57	0.81	0.16
December 31, 2008*	$10.20	$8.40	$9.40	$8.08	$1.05	$0.14
Quarter Ended:
March 31, 2010 (through January 27, 2010)	$10.32	$10.12	$9.90	$9.79	$0.62	$0.50
December 31, 2009	$10.55	$9.73	$9.90	$9.61	$0.76	$0.52
September 30, 2009	$10.05	$9.64	$9.60	$9.37	$0.81	$0.40
June 30, 2009	$9.47	$9.10	$9.36	$9.03	$0.48	$0.18
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
December 31, 2008	$9.20	$8.40	$8.70	$8.08	$0.44	$0.14
September 30, 2008*	$10.20	$9.26	$9.40	$8.79	$1.05	$0.44
Month Ended:
January 31, 2010 (through January 27, 2010)	$10.32	$10.12	$9.90	$9.79	$0.62	$0.50
December 31, 2009	$10.55	$9.73	$9.90	$9.76	$0.73	$0.52
November 30, 2009	$10.50	$9.96	$9.80	$9.70	$0.76	$0.62
October 31, 2009	$10.30	$10.02	$9.76	$9.61	$0.71	$0.57
September 30, 2009	$10.05	$9.90	$9.60	$9.54	$0.81	$0.57
August 31, 2009	$10.03	$9.67	$9.58	$9.40	$0.60	$0.45
July 31, 2009	$9.81	$9.64	$9.56	$9.37	$0.50	$0.40

(*)	Period beginning July 1, 2008
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Certificate of Incorporation
     The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in our Registration Statement on Form F-1 filed with the SEC on June 17, 2008: “Proposed Business,” “Description of Securities” “Conflicts of Interest and Fiduciary Duties” and “Dividend Policy”.
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
•	Underwriting-agreement, dated June 25, 2008, between the Company and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters of the Initial Public Offering.

•	Warrant Agreement, dated June 25, 2008, between Navios Maritime Acquisition Corporation and Continental Stock Transfer & Trust Company.

•	Securities Escrow Agreement, dated June 25, 2008, by and among the Company, Navios Holdings, Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous, Nikolaos Veraros and Continental Stock Transfer & Trust Company.

•	Services Agreement 2008, dated June 25, between the Company and Navios Holdings.

•	Registration Rights Agreement, dated June 25, 2008, by and among the Company, and Navios Holdings, Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous, Nikolaos Veraros and Amadeus Maritime S.A.

•	Sponsor Warrant Purchase Agreement dated June 28, 2008, between the Company and Navios Holdings.

•	Investment Management Trust Agreement, dated June 25, 2008, by and between the Company and Continental Stock Transfer & Trust Company.

•	Right of First Refusal and Corporate Opportunities Agreement, dated June 25, 2008, by and among the Company, Navios Holdings and Navios Partners

•	Letter Agreement between the Company, Deutsche Bank Securities Inc and J.P. Morgan Securities Inc.

•	Unit Purchase Agreement, dated June 16, 2008, by and between Navios Holdings and each of the following purchasers identified: Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous and Nikolaos Veraros.

•	Waiver of Navios Maritime Partners L.P. dated June 29, 2009.
C. Exchange controls and other limitations
     Not applicable, as we are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.
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
United States Federal Income Taxation of Our Company
     The following discussion of certain U.S. federal income tax consequences to us of our activities is based, in part, on the description of our business in the section above entitled “Proposed Business” and assumes that we will conduct our business as described in that section. We currently are, and intend to continue to be, classified as a corporation for U.S. federal income tax purposes and we currently do not, and do not intend to, maintain any office or other fixed place of business within the United States. The remainder of this discussion assumes that we will not maintain any office or other fixed place of business within the United States and that we will be classified as a corporation for U.S. federal income tax purposes.
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
F. Dividends and paying agents
     Not applicable.
G. Statement by experts
     Not applicable.
H. Documents on display
     We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website (http://www.sec.gov). You may obtain information on the operation of the public reference room by calling 1-(800) SEC-0330 and you may obtain copies at prescribed rates.
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
     According to guidance issued in the FASB for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

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

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 14E. Use of Proceeds
     On July 1, 2008, we consummated our Initial Public Offering of 25,300,000 units, including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option, generating gross proceeds to us of $253.0 million. Each unit had an offering price of $10.00 and consisted of one share of our common stock and one warrant. Each warrant entitles the holder to purchase one share of our common stock at a price of $7.00. Each warrant will become exercisable on the later of our consummation of a business combination or June 25, 2009 and will expire on June 25, 2013 or earlier upon redemption. We closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the Initial Public Offering, we consummated the Private Placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The Initial Public Offering and the Private Placement generated gross proceeds to us in the aggregate of $260.6 million. We intend to use the net proceeds from the Initial Public Offering and the Private Placement to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, one or more assets or operating businesses in the marine transportation and logistics industries. J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. acted as joint book running managers and S. Goldman Advisors LLC acted as the co-manager for the Initial Public Offering. To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the Trust Account as well as any other net proceeds not expended will be used to finance the operations of the target business. The issuance of the securities sold in the Initial Public Offering were registered under the Securities Act, on a registration statement on Form F-1 (No. 333-151707). The SEC declared the registration statement effective on June 25, 2008.
     Since the closing of the Initial Public Offering, an amount equal to approximately 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, has been held in the Trust Account and invested in U.S. “government debt securities” defined as any treasury bill or equivalent securities issued by the United States government having a maturity of 180 days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of our first business combination or (ii) the distribution of the Trust Account. The proceeds in the Trust Account include $8,855,000 of the gross proceeds of the Initial Public Offering representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination. For the year ended December 31, 2009 and for the period from March 14, 2008 (date of inception) to December 31, 2008, interest income from Trust Account was $0.3 million and $1.4 million, respectively. Interest income from Trust Account is included in the statements of operations and an amount up to $3,000,000 is available to us for working capital purposes.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
     The management of the Company conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, the management concluded that the disclosure controls and procedures were effective as of December 31, 2009.
     Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
B. Management’s annual report on internal control over financial reporting
     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Partners’ internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.
     The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting.
C. Attestation report of the registered public accounting firm
     The Company’s independent registered public accounting firm has issued an audit report on the Company’s internal control over financial reporting. This report appears on Page F-2 of the consolidated financial statements.
D. Changes in internal control over financial reporting
     There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.
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
Item 16B. Code of Ethics
     We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange. The code is available for review on our website at www.navios.com/acquisitioncorporation.asp.
Item 16C. Principal our Accountant Fees and Services
Audit Fees and Audit-Related Fees
     Our principal accountants for fiscal year 2009 were Rothstein Kass & Company, P.C.. The audit fees for the audit of the year ended December 31, 2009 and 2008 was $40,000 and $18,000, respectively and there were no audit related fees. The audit included the independent accountants attestation report on the Company’s internal control over financial reporting
Tax Fees and All Other Fees
     There was no tax or other fees billed in 2009.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 16F. Changes in Registrants’ Certifying Accountant
     None.
Item 16G. Corporate Governance
     Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, we have voluntarily adopted all of the New York Stock Exchange required practices, except we do not have (i) a compensation committee consisting of independent directors or (ii) a compensation committee charter specifying the purpose and responsibilities of the compensation committee. Instead, all compensation decisions are currently made by a majority of our independent board members.
Item 17. Financial Statements
     See Item 18.

PART III
Item 18. Financial Statements
     The financial information required by this Item together with the related report of Rothstein Kass & Company, P.C. Independent Registered Public Accounting Firm thereon is filed as part of this annual report on Page F-1 through F-14.
Item 19. Exhibits

Exhibit No.	Description
1.1	Form of Amended and Restated Articles of Incorporation (1)
1.2	By-laws(1)
2.1	Specimen Unit Certificate (1)
2.2	Specimen Common Stock Certificate (1)
2.3	Specimen Warrant Certificate (1)
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)
2.5	Form of Registration Rights Agreement among the Registrant and Navios Maritime Holdings, Inc.(1)
4.1	Form of Letter Agreement among the Registrant, the underwriters and Navios Maritime Holdings, Inc. (1)
4.2	Form of Letter Agreement among the Registrant, the underwriters and Angeliki Frangou (1)
4.3	Form of Securities Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and Navios Maritime Holdings, Inc. (1)
4.4	Form of Services Agreement between Registrant and Navios Maritime Holdings, Inc. (1)
4.5	Promissory Note dated March 31, 2008 issued to Navios Maritime Holdings, Inc. (1)
4.6	Form of Warrant Purchase Agreement between the Registrant and Navios Maritime Holdings, Inc. (1)
4.7	Form of Investment Management Trust Agreement (1)
4.8	Form of Right of First Refusal Agreement among the Registrant, Navios Maritime Holdings, Inc. and Navios Maritime Partners, L.P. (1)
4.9	Amended and Restated Sponsor Unit Subscription Agreement between the Registrant and Navios Maritime Holdings, Inc. dated June 16, 2008 (1)
4.10	Form of Letter Agreement among the Registrant, and Angeliki Frangou or her affiliate (1)
4.11	Form of Co-Investment Share Subscription Agreement (1)
4.12	Form of Letter Agreement among the Registrant, the underwriters and Ted C. Petrone (1)
4.13	Form of Letter Agreement among the Registrant, the underwriters and Julian David Brynteson (1)
4.14	Form of Letter Agreement among the Registrant, the underwriters and John Koilalous (1)
4.15	Form of Letter Agreement among the Registrant, the underwriters and Nikolaos Veraros (1)
4.16	Unit Purchase Agreement among Navios Maritime Holdings, Inc., Angeliki Frangou, Ted C. Petrone, Julian David Brynteson, John Koilalous and Nikolaos Veraros, dated June 16, 2008 (1)
4.17	Form of Underwriting Agreement (1)
11.	Code of Business Conduct and Ethics (1)
12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +
15.1	Consent of Rothstein Kass & Company, P.C.

*	Filed herewith.

+	Furnished herewith.

(1)	Previously filed as an exhibit to the Navios Maritime Acquisition Corporation Registration Statement on Form F-1, as amended (File No 333-151707).

INDEX TO FINANCIAL STATEMENTS
NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)

Report of Independent Registered Public Accounting Firm	F- 2

Financial Statements:
Balance Sheet as of December 31, 2009 and December 31, 2008	F- 3
Statement of Operations for the year ended December 31, 2009, for the period March 14, 2008 (date of inception) to December 31, 2008 and for the period March 14, 2008 (date of inception) to December 31, 2009
F- 4
Statement of Stockholders’ Equity for the year ended December 31, 2009 and for the period March 14, 2008 (date of inception) to December 31, 2008	F- 5
Statement of Cash Flows for the year ended December 31, 2009, for the period March 14, 2008 (date of inception) to December 31, 2008 and for the period March 14, 2008 ( date of inception) to December 31,2009
F- 6

Notes to Financial Statements	F- 7

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Navios Maritime Acquisition Corporation
     We have audited the accompanying balance sheets of Navios Maritime Acquisition Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2009 and the periods from March 14, 2008 (date of inception) to December 31, 2008 and from March 14, 2008 (date of inception) through December 31, 2009. We have also audited the Company’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit over internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year ended December 31, 2009 and the periods from March 14, 2008 (date of inception) to December 31, 2008 and from March 14, 2008 (date of inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
     The accompanying financial statements have been prepared assuming that Navios Acquisition Corporation will continue as a going concern. As discussed in Note 8 to the financial statements, Navios Acquisition Corporation will face a mandatory liquidation if a business combination is not consummated by July 1, 2010, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Rothstein, Kass & Company, P.C.
Roseland, New Jersey
January 29, 2010

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
BALANCE SHEETS

	December 31,	December 31,
	2009	2008
Assets
Current assets
Cash	$87,099	$2,015
Prepaid expenses	55,295	55,137

Total current assets	142,394	57,152

Other assets
Investment in trust account, including restricted cash	251,493,295	252,201,007

Total other assets	251,493,295	252,201,007

	251,635,689	252,258,159

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$56,479	$29,821
Accrued expenses	414,215	309,327
Amount due to related parties	30,119	136,323

Total current liabilities	500,813	475,471

Long term liabilities, deferred underwriter’s fees	8,855,000	8,855,000

Common stock subject to redemption, 10,119,999 shares at redemption value, $9.91 per share	100,289,190	100,289,190

Commitments

Stockholder’s equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued		—
Common stock, $.0001 par value, authorized 100,000,000 shares; 31,625,000 shares issued and outstanding (includes the 10,119,999 shares subject to redemption)	3,163	3,163

Additional paid-in capital	141,588,151	141,588,151
Earnings accumulated during the development stage	399,372	1,047,184

Total stockholders’ equity	141,990,686	142,638,498

Total liabilities and stockholders’ equity	$251,635,689	$252,258,159

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
STATEMENT OF OPERATIONS

		Period from	Period From
		March 14, 2008	March 14, 2008
	Year Ended	(date of inception) to	(date of inception) to
	December 31, 2009	December 31, 2008	December 31,2009
Revenue	$—	$—	$—
Expenses
General and administrative expenses	(120,000)	(60,000)	(180,000)
Formation and operating costs	(874,377)	(332,771)	(1,207,148)

Loss from operations	(994,377)	(392,771)	(1,387,148)

Interest income from trust account	331,656	1,435,550	1,767,206
Other interest	14,909	4,405	19,314

Net income/(loss) applicable to common stockholders	(647,812)	1,047,184	399,372

Net income/(loss) per ordinary share (excluding shares subject to possible redemption), basic	$(0.03)	$0.08	$0.02

Weighted average number of ordinary shares (excluding shares subject to possible redemption), basic	21,505,001	12,801,234	17,636,660

Net income/(loss) per ordinary share (excluding shares subject to possible redemption), diluted	$(0.02)	$0.06	$0.02

Weighted average number of ordinary shares (excluding shares subject to possible redemption), diluted	21,505,001	18,075,777	25,568,868

Net income/(loss) per ordinary share for shares subject to possible redemption	$(0.02)	$0.10	$0.04

Weighted average number of ordinary shares subject to possible redemption	10,119,999	10,119,999	10,119,999

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
STATEMENT OF STOCKHOLDERS’ EQUITY

				Earnings
				Accumulated
			Additional	During the	Total
	Common		Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Sale of units issued to the sponsor at approximately $0.003 per unit on March 18, 2008	8,625,000	$863	$24,137	$—	$25,000
Forfeiture of units issued to the sponsor on June 16, 2008	(2,300,000)	(230)	230	—	—
Sale of 25,300,000 units on July 1, 2008 at a price of $10 per (including 10,119,999 shares of common stock subject to possible redemption)	25,300,000	2,530	252,997,470	—	253,000,000
Proceeds from public offering subject to redemption (10,119,999 shares at redemption value) redemption value, $9.91 per share			(100,289,190)		(100,289,190)
Underwriter’s discount and offering costs related to the public offering			(18,744,496)		(18,744,496)
Sale of 7,600,000 warrants on July 1, 2008 at a price of $1 per warrant to the sponsors			7,600,000		7,600,000
Net income for the period from March 14, 2008 (date of inception) to December 31, 2008				1,047,184	1,047,184

Balance December 31, 2008	31,625,000	$3,163	$141,588,151	$1,047,184	$142,638,498
Net loss for the year				(647,812)	(647,812)

Balance December 31, 2009	31,625,000	$3,163	$141,588,151	$399,372	$141,990,686

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
STATEMENT OF CASH FLOWS

		Period from	Period from
	Year Ended	March 14, 2008	March 14,2008
	December	(date of inception) to	(inception date) to
	31, 2009	December 31, 2008	December 31,2009

Cash flows from operating activities
Net income/(loss)	$(647,812)	$1,047,184	$399,372
Adjustment to reconcile net income to net cash provided by operating activities:
Change in operating assets and liabilities:
Prepaid expenses	(158)	(55,137)	(55,295)
Accrued expenses	104,888	309,327	414,215
Amounts due to related parties	(106,204)	136,323	30,118
Accounts payable	26,657	29,821	56,479

Net cash provided by/(used in) operating activities	(622,629)	1,467,518	844,889

Cash flows from investing activities
Restricted cash held in trust account	4,958	(7,338)	(2,380)
Investments in trust account	702,755	(252,193,669)	(251,490,914)

Net cash provided by/(used in) investing activities	707,713	(252,201,007)	(251,493,294)

Cash flows from financing activities
Proceeds from issuance of warrants in private placement	—	7,600,000	7,600,000
Gross proceeds from public offering	—	253,000,000	253,000,000
Payment for underwriters’ discount and offering cost	—	(9,889,496)	(9,889,496)
Proceeds from loan payable, stockholder		500,000	500,000
Loan payment to stockholder	—	(500,000)	(500,000)
Proceeds from issuance of common stock	—	25,000	25,000

Net cash provided by financing activities	—	250,735,504	250,735,504

Net increase in cash	85,084	2,015	87,099
Cash, beginning of period	2,015	—	—

Cash, end of period	$87,099	$2,015	$87,099

Supplemental schedule of non-cash financing activities
Deferred underwriter’s fee	$8,855,000	$8,855,000	$8,855,000

Accrued offering costs	$—	$97,247	$—

Amount due to related party, offering costs	$—	$76,323	$—

The accompanying notes are an integral part of these financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION
(a corporation in the development stage)
Notes to Financial Statements
NOTE 1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) was incorporated in the Republic of the Marshall Islands on March 14, 2008. The Company was formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. The Company has neither engaged in any operations nor generated significant revenue to date. The Company is considered to be in the development stage as defined in the Financial Accounting Standards Board (“FASB”) issued guidance for Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end.
          All activity from March 14, 2008 (inception) through December 31, 2009 relates to the Company’s formation, capital raising and initial public offering described below.
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
          The initial business combination must occur with one or more target businesses that have a fair market value of at least 80% of the balance in the Trust Account (exclusive of deferred underwriter discounts and commissions). The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. The Company will proceed with the initial business combination only if the following two conditions are met: (i) a majority of the shares of common stock voted by the holders of the shares of common stock sold in the Offering (“Public Stockholders”) are voted in favor of the business combination and (ii) conversion rights have been exercised with respect to less than 40% of the shares sold in the Offering. All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their respective shares of common stock owned by them in accordance with the majority of the shares of common stock voted by the Public Stockholders with respect to any business combination. After consummation of the Company’s first business combination, all of these voting safeguards will no longer be applicable. This voting arrangement shall not apply to shares included in the units purchased in the Offering or purchased following the Offering in the open market by any of the Company’s existing stockholders, officers and directors. However, there is no assurance that the Company will be able to effect a business combination successfully.
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
          Public Stockholders voting against (i) a business combination that is subsequently approved, or (ii) an extended period that is subsequently approved will be entitled to convert their stock into a pro rata share of the Trust Account, including any interest earned on their pro rata share, net of interest that may be released to the Company as described above to fund working capital requirements and pay any tax obligations, if the business combination is approved and consummated. If (i) the business combination is not approved or consummated, or (ii) the extended period is not approved, then the Public Stockholders voting against the business combination or the extended period, as applicable, will not be entitled to convert their shares of common stock into a pro rata share of the aggregate amount then on deposit in the Trust Account. The Company views this requirement as an obligation to its stockholders and will not take any action to amend or waive this provision in its amended and restated certificate of incorporation. Neither Navios Maritime Holdings Inc. (“Navios Holdings”), the Company’s existing stockholders nor their permitted transferees will be able to exercise conversion rights with respect to their shares of common stock, even shares acquired in the Offering or the open-market.
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
          If the Company has not consummated a business combination with 24 months (or up to 36 months if a letter of intent, agreement in principle or definitive agreement with respect to a proposed business combination has been executed and not terminated within such 24-month period and the extended period has been approved) from the closing of the Offering, the Company will promptly take all action necessary to distribute only to its Public Stockholders (including its Initial Stockholders to the extent they have purchased shares in the Offering or in the open-market) the amount in its Trust Account including (i) all accrued interest net of income taxes paid or payable on such interest (less interest income of up to $3,000,000 earned on the Trust Account balance previously released to us to fund the Company’s working capital requirements), and (ii) all deferred underwriting discounts and commissions plus any of the Company’s remaining net assets. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the warrants contained in the units offered in the Offering discussed in Note 3).
          The Company’s operations, if a business combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation:
          The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).
Development Stage Company:
          The Company complies with the reporting requirements issued from FASB for Accounting and Reporting by Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies.
Income/loss per common share:
          The Company complies with accounting and disclosure requirements as defined in the FASB issued guidance for Earnings Per Share. Basic net income/loss per common share is computed by dividing net income/loss applicable to common stock by the weighted average number of common shares outstanding for the period. Income/loss per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the Company, except where the results would be antidilutive. At December 31, 2009, the Company had warrants outstanding to purchase 32,900,000 shares of common stock.
          The Company uses the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period. For the period ended December 31, 2009 and March 14, 2008 (date of inception) to December 31, 2008, dilutive securities include 39,225,000 and 27,684,247, respectively, weighted average number of warrants that represent incremental common shares, based on their assumed conversion to common stock, to be included in the weighted average number of common shares for the calculation of diluted income/loss per common share.
          The Company’s statement of operations includes a presentation of income/loss per share for common stock subject to possible conversion in a manner similar to the two-class method of income per share. Net income/loss per common share, basic and diluted amount for the maximum number of shares subject to possible conversion is calculated by dividing the interest income, net of applicable income taxes, attributable to common shares subject to conversion by the weighted average number of common shares subject to possible conversion.

Ordinary shares subject to possible redemption:
          As discussed in Note 1, the Company will only proceed with a business combination if: (1) it is approved by a majority of the votes cast by the Public Stockholders; and (2) Public Stockholders holding less than 40% of the ordinary shares sold in the Offering, choose to exercise their redemption rights thereby receiving their per share interest in the Trust Account. In accordance with guidance issued by FASB for Classification and Measurement of Redeemable Securities, the Company has classified 10,119,999 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to redemption,” at a redemption price of $9.91 per share as of December 31, 2009 and 2008. The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.
Concentration of Credit Risk
          Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of U.S. Treasury Bills. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.
Fair value of financial instruments:
          The fair value of the Company’s other current assets and accrued expenses, which qualify as financial instruments under guidance by FASB for Disclosure About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.
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
Cash and Cash equivalents:
          Cash and cash equivalents consist of cash on hand, and other short-term liquid investments with original maturities of three months or less, excluding funds held in Trust Account.
Securities held in trust:
          Investment securities consist of U.S. Treasury Bills. The Company classifies its securities as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.
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
          Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest Income” line item in the statement of operations. Interest income is recognized when earned.
Income taxes:
          The Company complies with FASB issued guidance for Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

          The Company also complies with FASB issued guidance relating to Accounting for Uncertainty in Income Taxes, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. Management is currently unaware of any issues that could result in significant payments, accruals, or material deviations from its position.
          The Company adopted the provisions of guidance issued by FASB relating to Accounting for Income Taxes and to Accounting for Uncertainty in Income at inception on March 14, 2008.
Foreign currency translation:
          The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.
          As defined in the FASB issued guidance for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.
          Foreign currency transaction gains and losses will be included in the statement of operations as they occur.
Recently adopted accounting standards:
          Business Combinations
          In December 2007, the FASB issued guidance which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The guidance was effective for Navios Acquisition for business combinations after January 1, 2009 and it did not have a material affect on the Company’s financial statements.
          Noncontrolling Interests in Consolidated Financial Statements
          In December 2007, the FASB issued guidance which states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The guidance was effective as of January 1, 2009 and the financial statements were updated to reflect the reporting and disclosure requirements.
          Nonfinancial Assets and Nonfinancial Liabilities
          In February 2008, the FASB issued guidance which delays the effective date of the guidance application for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in guidance The Fair Value Option for Financial Assets and Financial Liabilities. This guidance defers the effective date of relative guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The application of this guidance did not have a material effect on the financial statements of the Company.
          In May 2009, the Financial Accounting Standards Board (“FASB”) updated its guidance in ASC 855 (formerly SFAS No. 165) regarding subsequent events, establishing principles and requirements for subsequent events. In particular, ASC 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s financial condition or results of operation.
          In June 2009, the FASB approved the “FASB Accounting Standards Codification” (“Codification”) as the single source of authoritative, nongovernmental, U.S. Generally Accepted Accounting Principles (“GAAP”).

The Codification does not change current U.S. GAAP or how the Company accounts for its transactions or the nature of related disclosures made; instead it is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded, and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company beginning with the year ended December 31, 2009 and did not have an impact on its financial condition or results of operations.
NOTE 3—THE OFFERING
          On July 1, 2008, the Company consummated its initial public offering of 25,300,000 units including 3,300,000 units issued upon exercise of the underwriters’ over-allotment option at a price of $10.00 per unit in the Offering. Each unit consists of one share of the Company’s common stock, $0.0001 par value per share, and one redeemable common stock purchase warrant. Each warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $7.00 commencing on the later of (a) the completion of a business combination or (b) one year from the date of the final prospectus for the Offering and will expire five years from the date of the prospectus. The warrants will be redeemable at a price of $0.01 per warrant upon 30 days prior notice after the warrants become exercisable, only in the event that the last sale price of the common stock is at least $13.75 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.
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
NOTE 4 — INVESTMENT IN TRUST ACCOUNT; MARKETABLE SECURITIES
          Since the closing of the Offering, an amount equal to approximately 99.1% of the gross proceeds has been held in the Trust Account. The Trust Account may be invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account includes $8,855,000 of the gross proceeds representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.
          Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company classifies its U.S. Treasury bills as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition shall continue to be included in earnings. Realized gains and losses for securities classified as either held-to-maturity also shall continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills (approximately $251,491,000 and $252,194,000 at December 31, 2009 and 2008, respectively) is recorded at cost and adjusted for income distributions which occur monthly.
          The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

		Gross
		unrealized
	Carrying amount	holding gains	Fair value
Held-to-maturity:
U. S. Treasury securities	$251,493,565	$(2,651)	$251,490,914
     The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2008 were as follows:

		Gross
		unrealized
	Carrying amount	holding gains	Fair value
Held-to-maturity:
U. S. Treasury securities	$251,964,599	$229,070	$252,193,669
          At December 31, 2009 and 2008, investment in trust account, as presented in financial statements, includes also restricted cash amounting to $2,380 and $7,338, respectively.
          For the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) to December 31, 2008 and for the period March 14,2008 to December 31, 2009 the amounts of $331,656, $1,426,829 and $1,767,206 respectively, are included in the statements of operations representing interest income from Trust Account. An amount up to $3,000,000 of interest earned in the Trust Account is available to the Company for working capital purposes. As of December 31, 2009 and 2008 the amount of interest earned in the Trust Account that was released to the Company for working capital purposes was $1,000,000 and $0, respectively.
NOTE 5—RELATED PARTY TRANSACTIONS
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
          The common stock and warrants comprising the Sponsor Units are identical to the common stock and warrants comprising the units sold in the Offering, except that (i) Initial Stockholders and their permitted transferees will not be able to exercise conversion rights, as described below, with respect to the common stock underlying the Sponsor Units; (ii) Initial Stockholders have agreed, and any permitted transferees will agree, to vote the shares of common stock in the same manner as a majority of the shares of common stock voted by the Public Stockholders at the special or annual stockholders meeting called for the purpose of approving (i) a business combination or (ii) the extended period; (iii) Initial Stockholders have waived, and their permitted transferees will waive, their right to participate in any liquidating distribution with respect to the common stock if the Company fails to consummate a business combination; (iv) the warrants may not be exercised unless and until the last sale price of the Company’s common stock equals or exceeds $13.75 for any 20 days within any 30-trading day period beginning 90 days after the business combination; (v) the warrants will not be redeemable by the Company as long as they are held by Initial Stockholders or their permitted transferees; (vi) the warrants may be exercised by the holders by paying cash or on a cashless basis; and (vii) the Sponsor Units, and the underlying common stock and the warrants (including the common stock issuable upon exercise of the warrants) will not be transferable or salable, except to another entity controlled by Navios Holdings or Angeliki Frangou, or, in the case of individuals, family members and trusts for estate planning purposes, until 180 days after the consummation of the Company’s business combination.
          On July 1, 2008 Navios Holdings purchased 7,600,000 warrants from the Company at a price of $1.00 per warrant ($7,600,000 in the aggregate) in the Private Placement that occurred simultaneously with the completion of the Offering (the ’Sponsor Warrants”). The proceeds from the Private Placement were added to the proceeds of the Offering and placed in the Trust Account. If a business combination is not consummated within 24 months (or up to 36 months if the Company’s stockholders approve an extended period) after the closing of the Offering, the $7,600,000 proceeds from the sale of the Sponsor Warrants will be part of the liquidating distribution to the Public Stockholders and the Sponsor Warrants will expire worthless. The Sponsor Warrants are identical to the warrants included in the units sold in the offering except that: (i) the Sponsor Warrants will be subject to certain transfer restrictions until after the consummation of the Company’s initial business combination; (ii) the Sponsor Warrants may be exercised on a cashless basis, while the warrants included in the units sold in the Offering cannot be exercised on a cashless basis; (iii) the Sponsor Warrants will not be redeemable by the Company so long as they are held by Navios Holdings or its permitted transferees; and (iv) none of the Sponsor Warrants purchased by Navios Holdings will be transferable or salable, except to another entity controlled by Navios Holdings, which will be subject to the same transfer restrictions until after a business combination is consummated. The Company does not believe that the sale of the Sponsor Warrants will result in the recognition of any stock-based compensation expense, as the Company believes that the Sponsor Warrants were being sold at or above fair value.

          The Company received a $500,000 loan from Navios Holdings on March 31, 2008. The loan evidenced thereby is non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the Offering. On December 31, 2009, the balance of the loan was zero, as the Company fully repaid the loan in November 2008.
          The Company presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay Navios Holdings $10,000 per month for such services. As of December 31, 2009 and 2008, the Company accrued $30,000 and $60,000 for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet together with offering costs amounting to $0 and $76,323 as of December 31, 2009 and 2008, respectively, paid by Navios Holdings and will be reimbursed to Navios Holdings.
          The Company has also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing pro rata from the respective start of their service on the Company’s board of directors and payable only upon the successful consummation of a business combination. As of December 31, 2009 and 2008, there were three independent directors appointed and the total amounts accrued were $150,000 and $85,890, respectively.
          On January 12, 2010, Navios Maritime Acquisition Corporation (the “Company”) announced the appointment of Leonidas Korres as Senior Vice President— Business Development of the Company. Pursuant to an agreement between the Company and Navios Maritime Holdings Inc. (“Navios Holdings”), the compensation of Mr. Korres up to the amount of EURO 65,000 is to be paid by Navios Holdings, provided that if the Company completes a business combination, the Company will reimburse such amounts to Navios Holdings immediately following the completion of the business combination. In the event that the Company is unable to complete a business combination, then the Company will not be obligated to make any payments to Navios Holdings or Mr. Korres with respect to his employment.
NOTE 6—PREFERRED STOCK
          The Company is authorized to issue 1,000,000 shares of $.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock were issued and outstanding as at December 31, 2009.
NOTE 7—COMMITMENTS
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
NOTE 8- GOING CONCERN
          The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval. There can be no assurance that a business combination will be consummated. However, if we anticipate that we will not be able to consummate a business combination by July 1, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until July 10, 2011. If we are unable to complete the business combination by July 1, 2010, or July 1, 2011 if extension period approved, our purposes and powers will be limited to dissolving, liquidating and winding up. Also contained in our articles of association is the requirement that our board of directors, to the fullest extent permitted by law, consider a resolution to dissolve our company at that time. Consistent with such obligations, our board of directors will seek shareholder approval for any such plan of distribution, and our pre-initial public offering shareholders and directors have agreed to vote in favor of such dissolution and liquidation. This provision will be amended only in connection with, and upon consummation of, its initial business combination by such date. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

SIGNATURES
     The registrant, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIOS MARITIME ACQUISITION CORPORATION
/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: January 29, 2010