Form 20-F
period 2010-12-31
Navios Maritime Acquisition CORP
filed 2011-03-11
CIK 1437260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Todd E. Mason
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
The Chrysler Center, 666 Third Avenue
New York, NY 10017
(212) 935-3000
(212) 983-3115
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
48,410,572 as of December 31, 2010
Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

FORWARD-LOOKING STATEMENTS
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
Forward-looking statements appear in a number of places and include statements with respect to, among other things:
▪	our ability to maintain or develop new and existing customer relationships, including our ability to enter into charters for our vessels;

▪	our ability to successfully grow our business and our capacity to manage our expanding business;

▪	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

▪	our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

▪	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

▪	our ability to take delivery of, integrate into our fleet, and employ the newbuildings we have on firm order or any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

▪	the aging of our vessels and resultant increases in operation and drydocking costs;

▪	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

▪	significant changes in vessel performance, including increased vessel breakdowns;

▪	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

▪	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

▪	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

▪	potential liability from litigation and our vessel operations, including discharge of pollutants;

▪	changes in general economic and business conditions;

▪	general domestic and international political conditions, including wars, acts of piracy and terrorism;

▪	changes in production of or demand for oil and petroleum products, either globally or in particular regions; and

▪	changes in the standard of service or the ability of our technical manager to be approved as required.
     These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.
     The forward-looking statements, contained in this Annual Report on Form 20-F,are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistic industries.
     On March 18, 2008, Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition”, the “Company”, “we” or “us”) issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Maritime Holdings Inc. (“Navios Holdings”) a publicly traded New York Stock Exchange company, for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consisted of one share of common stock and one warrant.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders owned 6,325,000 Sponsor Units.
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option, referred to herein as the IPO. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the IPO, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings, referred to herein as the “Private Placement”. The IPO and the Private Placement generated gross proceeds to the Company in an aggregate amount of $260.6 million of which 99.1% was held in a trust account (the “trust account”).
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of approximately $457.7 million, of which $128.7 million was paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the acquisition of vessels, referred to herein as the Product and Chemical Tanker

Acquisition, which constituted the initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of our common stock voted against the initial acquisition of vessels and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from our investments in the trust account to the underwriters of its initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company, is controlled by Navios Holdings and is consolidated into its financial statements.
     The selected historical financial and operating data as of and for the year ended December 31, 2010, December 31, 2009, and for the period March 14, 2008 (date of inception) to December 31, 2008, are derived from the historical financial and operating data from the audited consolidated financial statements of Navios Acquisition.
     The following table presents selected consolidated financial data of Navios Acquisition as of and for the years ended December 31, 2010 and 2009 and for the period from March 14, 2008 (Inception) to December 31, 2008. The information is only a summary and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report and section “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this annual report is not necessarily indicative of our future performance.
     We cannot provide a meaningful comparison of our results of operations of the years ended December 31, 2009 and for the period March 14, 2008 (date of inception) to December 31, 2008 due to the fact that our vessel operations commenced in May 2010 upon the consummation of our initial acquisition of vessels. During the period from our inception to the date of our initial vessel acquisition, we were a development stage enterprise.

	Year ended	Year ended	For the period March 14, 2008
	December 31,	December 31,	(date of inception ) to
(In thousands of U.S. dollars)	2010	2009	December 31, 2008
Revenue	$33,568	$—	$—
Time charter expenses	(355)	—	—
Management fees	(9,752)	—	—
General and administrative expenses	(1,902)	(994)	(393)
Share based compensation	(2,140)	—	—
Transaction costs	(8,019)	—	—
Depreciation and amortization	(10,120)	—	—
Prepayment penalties & write- off of deferred finance fees	(5,441)	—	—
Interest income	862	346	1,440
Interest expenses and finance cost, net	(10,651)	—	—
Other income/(expense), net	404	—	—

Net (loss)/income	$(13,546)	$(648)	$1,047

Net (loss)/ income per share, basic	$(0.43)	(0.03)	0.08
Net loss per share, diluted	$(0.43)	(0.02)	0.06

Balance Sheet Data (at period end)
Current assets, including cash	81,202	142	57
Vessels, net	529,659	—	—
Total assets	1,005,087	251,635	252,258
Current portion of long-term debt	5,086	—	—
Total long-term debt, including current portion	704,332	—	—
Total Stockholders equity	253,728	141,990	100,289
Cash Flow Data
Net cash provided by /(used in) operating activities	11,479	(623)	1,467
Net cash (used in)/provided by investing activities	(104,781)	708	(252,201)
Net cash provided by financing activities	154,575	—	250,736
Fleet Data:
Vessels at end of period	9	—	—

B. Capitalization and indebtedness.
          Not applicable.
C. Reasons for the offer and use of proceeds.
          Not applicable.
D. Risk factors
Risks Relating to Our Business
We have a limited operating history, and you will have a limited basis on which to evaluate our ability to achieve our business objectives. We may not operate profitably in the future.
     We are a company with limited combined operating results to date. Accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives. We completed our IPO on July 1, 2008. Pursuant to the Acquisition Agreement dated April 8, 2010 and approved by our stockholders on May 25, 2010, we completed the Product and Chemical Tanker Acquisition. Three of the 13 vessels were delivered in the second, third and fourth quarter of 2010 and a fourth was delivered in the first quarter of 2011, with the remaining vessels under the Acquisition Agreement scheduled to be delivered in the future. The vessels acquired with the Product and Chemical Tanker Acquisition have no operating history, and the four vessels delivered in the second, third and fourth quarters of 2010 and the first quarter of 2011 have only recently been chartered since their respective delivery. On September 10, 2010, we completed the acquisition of seven very large crude carriers (“VLCC”), referred to here in as the VLCC Acquisition, with six vessels already operating and one vessel scheduled to be delivered in the future. On October 26, 2010, we entered into an agreement to acquire two vessels scheduled for delivery in the fourth quarter of 2011. Our historical financial statements do not fully reflect the combined operating results of the acquisitions we have completed. Furthermore, the combined historical financial statements of the subsidiaries owning the seven VLCC vessels do not necessarily reflect the actual results of operations, financial position and cash flow that we would have had if we had operated those subsidiaries as part of our business during such periods or of our future results. Further, we can give no assurance that the results reflected in our pro forma financial information included in our filings will be achieved or reflect how our business would have performed in the periods covered or in the future. Accordingly, our historical financial statements and pro forma financial information may not provide a meaningful basis for you to evaluate our operations and ability to be profitable in the future. We cannot assure you that we will be able to implement our business strategy and thus we may not be profitable in the future.
Delays in deliveries of our newbuild vessels, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.
     Our newbuilding vessels, as well as any newbuildings we may contract to acquire or order in the future, could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.
     Our receipt of newbuildings could be delayed, cancelled, or otherwise not completed because of:
•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	our inability to finance the purchase of the vessel.
     If delivery of any newbuild vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.
If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.
     While we have no specific plans to further expand our fleet, we do intend to continue to expand our fleet in the future. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.
     Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:
•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.
     In addition, our business plan and strategy is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.
We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.
     If our vessels suffer damage or require upgrade work, they may need to be repaired at a drydocking facility. Our vessels may occasionally require upgrade work in order to maintain their classification society rating or as a result of changes in regulatory requirements. In addition, our vessels will be off-hire periodically for intermediate surveys and special surveys in connection with each vessel’s certification by its classification society. The costs of drydock repairs are unpredictable and can be substantial and the loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. Our insurance generally only covers a portion of drydocking expenses resulting from damage to a vessel and expenses related to maintenance of a vessel will not be reimbursed. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility on a timely basis or may be forced to move a damaged vessel to a drydocking facility that is not conveniently located to the vessel’s position. The loss of earnings while any of our vessels are forced to wait for space or to relocate to drydocking facilities that are far away from the routes on which our vessels trade would further decrease our earnings.
     For example, in January 2009, one of the vessels we subsequently acquired, the Shinyo Splendor, was scheduled for a special survey during which steel renewal work was to be undertaken at a Chinese state-owned shipyard. Due to a shortage of workers to service the vessel during the Chinese New Year period and inclement weather during repairs, the steel renewal work took longer than expected and the Shinyo Splendor was drydocked for more than the scheduled 30 days.
We rely on our technical managers to provide essential services to our vessels and run the day-to-day operations of our vessels.
     Pursuant to technical management agreements, which involve overseeing the construction of a vessel, as well as subsequent shipping operations throughout the life of a vessel, our current technical manager provides services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance. The current technical manager of the VLCC vessels, an affiliate of the seller of such vessels, is a technical ship management company that has provided technical management to the acquired VLCC vessels prior to the consummation of the business combination. This technical manager will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of our fleet is expected to be provided directly by a subsidiary of Navios Holdings. However, in the event Navios Holdings does not obtain the required vetting approvals, it will not be able to take over technical management. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of these services by the current technical manager, and, subsequently, by the Navios Holdings’ subsidiary. The failure of either of these technical managers to perform these services satisfactorily and/or the failure of the Navios Holdings’ subsidiary to garner the approvals necessary to become our technical manager for the VLCC vessels could have a material adverse effect on our business, financial condition and results of operations.
Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
     Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:
•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.
Risks Relating to Our Industry
The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could materially adversely affect our future earnings.
     Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009, the world’s economies experienced a major economic slowdown with effects that are ongoing, the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.
     Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.
     The factors that influence demand for tanker capacity include:
•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.
     The factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.
     Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.
     We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.
Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.
     Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. As of March 7, 2011, it stood at 1,055. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or approximately 77%. It has since rallied to 795 as of March 7, 2011. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 5 million barrels per day in January 2011. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.
Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings in the event that our vessels are chartered in the spot market.
     We intend to deploy at least some of our vessels in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
     The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and there is no assurance that the crude oil, product and chemical tanker charter market will recover over the next several months or will not continue to decline further.
     Our six on-the-water VLCC vessels are contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including 2014 through 2025. The acquired newbuilding VLCC is expected to operate on a charter that expires during 2026. Although time charters generally provide reliable revenue, they will also limit the portion of our fleet available for spot market voyages. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.
Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.
     The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.
     Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:
•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
     Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.
Eight of the vessels we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.
     Two of the LR1 product tanker vessels and six of the VLCC vessels that we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.
     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
     Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
     Although we have considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future. The age of some of the VLCC vessels may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.
Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.
     Our growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:
•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum (clean and dirty) products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.
     The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive VLCC shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
     We will employ the VLCC vessels in the highly competitive product and chemical tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of VLCCs can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.
     Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.
     In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into the crude oil product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.
     As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the product and chemical tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.
The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of certain of our vessels. Depressed vessel values could also cause us to incur impairment charges.
     Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted newbuildings and of tankers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:
•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.
     If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth (effective after delivery of the vessels, but in no case later than 2013) and loan to value ratio covenants applicable after delivery of the vessels initially of 125% or lower. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.
     In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.
Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.
     Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
     We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for the six on-the-water VLCC vessels expire during the period from and including 2014 through 2025 and the VLCC newbuilding is expected to operate under a charter agreement that expires in 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.
The crude oil, product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.
     The crude oil, product and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.
The current global economic downturn may negatively impact our business.
     In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:
•	We may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate such vessels profitably.

•	The market value of our vessels could decrease significantly, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired. In addition, such a decline in the market value of our vessels could prevent us from borrowing under our credit facilities or trigger a default under one of their covenants.

•	Charterers could have difficulty meeting their payment obligations to us.
     If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.
The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with respect to the VLCC vessels.
     The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc.

Chevron, ConocoPhillips and Total S.A. together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:
•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.
     Under the terms of our charter agreements, our charterers require that these vessels and the technical manager are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our vessels.
     Should we not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future, which would adversely affect our results of operations and cash flows.
Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.
     The loss of any of our customers, a customer’s failure to perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss of any of our vessels or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.
     Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. In addition, we are exploring the possibility of participating in the credit risk insurance currently available to Navios Holdings. Navios Holdings has insured its charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse it for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance). While we may seek to benefit from such insurance, no assurance can be provided that we will qualify for or choose to obtain this insurance.
     We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.
     If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.
If we experienced a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.
     The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We maintain hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution and war risk insurance, consistent with industry standards, against these risks on our vessels and other business assets. However, we cannot assure you that we will be able to insure against all risks adequately, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.
We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have a material adverse effect on our financial condition and results of operation.
     Our insurers also require us to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims. Our inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims could lower our profitability and be detrimental to our operations.
     Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows and place strains on our liquidity and capital resources.
We are subject to various laws, regulations and conventions, including environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.
     The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.
     Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges. For example, the International Maritime Organization (IMO) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (MARPOL), such as the recent revision to Annex VI. The revised Annex VI implements a phased reduction of the sulfur content of fuel beginning in 2010 and allows for stricter sulfur limits in designated emission control areas (ECAs). Thus far, ECAs have been formally adopted for the Baltic Sea, the North Sea and the coasts of North America but more ECAs could be added. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.
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
     We operate a fleet of product and chemical tankers which in certain circumstances may be subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels, The U.S. however, is not a party to these liability conventions and is instead subject to the oil liability provisions of the Oil Pollution Act, or OPA, discussed below.
     An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992, or the CLC, is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.
     When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 states around the world, but it does not apply in the United States, where the corresponding liability laws are noted for being particularly stringent.
     For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention, discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of January 31, 2011 was in effect in 58 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.
     The CLC and Bunker Convention also provide vessel owners a right to limit their liability. The CLC includes its own liability limits and the Bunker Convention incorporates the 1976 Convention referenced above. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain states jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the Protocol of 1996. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the U.S., are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
     Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the May 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills both from cargo and bunker oil from vessels including tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.
     In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the 112th Congress. In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.
     In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence”. The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
     We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage may be subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.
Climate Change and government laws and regulations related to climate change could negatively impact our financial condition.
     Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (U.S. EPA) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.
     The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The European Union has also indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include greenhouse gas emission from marine vessels. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.
We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:
•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
     The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.
Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the

European Union and other jurisdictions.
     Our international operations could expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.
     In recent months during 2010, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In particular, the United States has enacted new legislation which imposed new sanctions that specifically restrict shipping refined petroleum into Iran (our tankers have called on ports in Iran but do not engage in the activities specifically identified by these sanctions). There has also been an increased focus on economic and trade sanctions enforcement that has led recently to a significant number of penalties being imposed against shipping companies.
     We are monitoring developments in the United States, the European Union and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.
Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
     International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties.
     It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our future customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.
A failure to pass inspection by classification societies could result in our vessels becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.
The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.
     The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:
•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, stowaways, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances.
     In addition, increased operational risks arise as a consequence of the complex nature of the crude oil tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Damage and loss could arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.
     Any of these circumstances or events could substantially increase our costs. For instance, if our vessels or vessels that we charter suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. The involvement of our vessels or vessels that we charter in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.
     Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.
     Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
     We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition.
Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.
     The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Beginning in 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker that was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. Additionally, in December 2009, the M/V Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The Navios Apollon was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (“JWC”) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer would remain liable for charter payments when a vessel is seized by pirates, the charterer could dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We or the charterer may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against any of our vessels or vessels we charter, or an increase in cost, or unavailability of insurance for any of our vessels or vessels we charter, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.
     Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, the attacks in London on July 7, 2005, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. The continuing conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability.

     In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.
     Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil in the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.
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
     The United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession in 2008 and 2009. Despite recent signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal and state governments, as well as foreign governments, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
     A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we may cover all or a portion of the cost of vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, may hamper our ability to finance vessel or new business acquisition.
     We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current uncertainty in market conditions and regulatory climate in the U.S. and worldwide could adversely affect a target business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.
Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.
     We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2010, the value of the U.S. dollar increased by approximately 8.2% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.
Labor interruptions and problems could disrupt our business.
     Certain of our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flow and financial condition.
In the highly competitive product and chemical tanker sectors of the shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

     We employ our vessels in the product and chemical tanker sectors, highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and our managers to the charterers. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.
Risks Relating to Our VLCC Vessels
The indemnity may be inadequate to cover any damages.
     The Securities Purchase Agreement for the VLCC vessels has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC Acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, as there are approximately 1,378,122 shares available in escrow, of which some or all may be returnable to us under the terms of the indemnity, it may be difficult to enforce an arbitration award for any damages in excess of such amount.
A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.
     DOSCO, a wholly owned subsidiary of the Chinese state-owned COSCO, charters four of the seven VLCC vessels (including the newbuilding). Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.
One of the vessels is subject to a mutual sale provision between the subsidiary that owns the vessel and the charterer of the vessel, which, if exercised, could reduce the size of our fleet and reduce our future revenue.
     The Shinyo Ocean is subject to a mutual sale provision whereby we or the charterer can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement. If this provision is exercised, we may not be able to obtain a replacement vessel for the price at which the vessel is sold. In such a case, the size of our fleet would be reduced and we may experience a reduction in our future revenue.
Risks Related to Our Relationship with Navios Holdings and Its Affiliates
Navios Holdings has limited recent experience in the crude oil, product and chemical tanker sectors.
     Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry that held approximately 53.7% of our shares of common stock as of March 10, 2011. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors.
     Such limited experience could cause Navios Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse affect on our operations. Further, there can be no assurance that Navios Holdings will continue to own over 50% of our shares of common stock, which could also have a material adverse affect on our business.
Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.
     Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.
Navios Holdings, Navios Partners and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.
     Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners and Navios Holdings may conflict from time to time and their limited devotion of time and attention to our business may hurt the operation of our business.
Navios Holdings, our affiliate, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively control a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.
     Navios Holdings, our affiliate, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 57.9% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. The interests of Ms. Frangou and our officers and directors may be different from your interests. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock then we will be in default under our credit facilities.
The loss of key members of our senior management team could disrupt the management of our business.
     We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.
We are dependent on a subsidiary of Navios Holdings for the technical and commercial management of our fleet.
     As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to our Manager, a subsidiary of Navios Holdings, and on an interim basis to other third party managers, the loss of these services or the failure of the Manager to perform these services could materially and adversely affect the results of our operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers.
     Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings or our Manager. These conflicts may arise in connection with the provision of chartering services to us for our fleet versus carriers managed by Navios Holdings’ subsidiaries or other companies affiliated with Navios Holdings.
Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively control a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.
     Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 57.9% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock then we will be in default under our credit facilities.
Risks Related to Our Common Stock and Capital Structure
We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public stockholders to protect their interests.
     Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

  We are incorporated under the laws of the Marshall Islands and our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management based on U.S. laws in the event you believe your rights as a stockholder have been infringed, it may be difficult to enforce judgments against us, our directors or our management.
     We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in Athens, Greece. In addition, our directors and officers, are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands.
  We may have to pay tax on United States source income, which would reduce our earnings.
     Under the U.S. Internal Revenue Code (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S.-Source International Transportation Income (as defined below under “Tax Considerations — U.S. Federal Income Taxation of Navios Acquisition — Exemption of Operating Income From U.S. Federal Income Taxation”).
     We expect that we and each of our vessel-owning subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income.
     If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.
Since we are a foreign private issuer, we are not subject to certain SEC regulations that companies incorporated in the United States would be subject to.
     We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:
•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

     Accordingly, investors in our common stock may not be able to obtain all of the information of the type described above, and our stockholders may not be afforded the same protections or information generally available to investors holding shares in public companies in the United States.
Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
     Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include those that:
•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors.
These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
     We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of its assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
     Based upon our income, assets and activities, we expect that we will not be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not expect to be treated as a PFIC for 2011 and subsequent taxable years. Commencing as of 2010, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that its income from its time chartering activities does not constitute “passive income,” and the assets that it will own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or the IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in future years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations. For example, if we were treated as earning rental income from its chartering activities rather than services income, we would be treated as a PFIC.
     Under the PFIC rules, unless U.S. Holders of our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder (we expect that we will be treated as a PFIC for the 2008,

2009, but not for 2010 and future years), unless the U.S. Holder makes a QEF election for the first taxable year in which they hold the stock and in which we are a PFIC, or makes the mark-to-market election, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult their tax adviser with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC. These consequences are discussed in more detail under the heading “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”
We may choose to redeem our outstanding warrants included in the units sold in our IPO at a time that is disadvantageous to our warrant holders.
     We may redeem the warrants issued as part of our units sold in our IPO in whole and not in part, at a price of $0.01 per warrant, upon a minimum of 30 days’ prior written notice of redemption, if and only if, the last sales price of our common stock equals or exceeds $13.75 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption; provided, however, a current registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to the shares of our common stock underlying the warrants is then effective. Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price therefore at a time when it may be disadvantageous for the holders to do so; (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants; or (iii) to accept the nominal redemption price that, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We may not redeem any warrant if it is not exercisable.
Registration rights held by our initial stockholders and others may have an adverse effect on the market price of our common stock.
     Our initial stockholders are entitled to demand that we register the resale of their shares purchased prior to our IPO and the shares of common stock that were underlying their founding warrants (that were previously exercised in connection with our 2010 warrant exercise program) at any time after they are released from escrow following the initial business combination, which, except in limited circumstances, will not be before May 28, 2011, the first year anniversary of the consummation of our initial vessel acquisition. If such stockholders exercise their registration rights with respect to all of their shares, including shares issued as a result of the completion of the warrant exercise program, there will be an additional 12,592,647 shares of common stock eligible for trading in the public market. In addition, Navios Holdings, is entitled to demand the registration of the securities underlying the 7,600,000 sponsor warrants, which have been exercised into 7,600,000 shares of common stock, at any time. In addition, one third-party holder has registration rights with respect to 1,894,918 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, there will be an additional 22,087,565 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.
The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.
     Our securities are listed on the New York Stock Exchange (“NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which only requires that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future.
If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:
•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future; and

•	limited liquidity for our stockholders due to thin trading.

Risks Related to Our Indebtedness
We may not be able to access our debt financing, which may affect our ability to make payments with respect to our vessels.
     Our ability to borrow amounts under our current and future credit facilities will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents, including a minimum liquidity financial covenant, and to circumstances that may be beyond our control such as world events, economic conditions, the financial standing of the bank or its willingness to lend to shipping companies such as us. Prior to each drawdown, we will be required, among other things, to provide our lenders with satisfactory evidence that certain conditions precedent have been met. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to draw down the full amount under certain of our credit facilities without obtaining a waiver or consent from the respective lenders.
We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.
     We have substantial indebtedness, and we may also increase the amount of our indebtedness in the future. The terms of our credit facilities and other instruments and agreement governing our indebtedness do not prohibit us from doing so. Our substantial indebtedness could have important consequences for our stockholders.
     Because of our substantial indebtedness:
•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;

•	if new debt is added to our existing debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

•	we will be exposed to the risk of increased interest rates because our borrowings under the credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.
     Highly leveraged companies are significantly more vulnerable to unanticipated downturns and set backs, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy.
The agreements and instruments governing our indebtedness do or will contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect our stockholders.

     The agreements and instruments governing our indebtedness impose certain operating and financial restrictions on us. Among other restrictions, these restrictions may limit our ability to:
▪	incur or guarantee additional indebtedness or issue certain preferred stock;

▪	create liens on our assets;

▪	make investments;

▪	engage in mergers and acquisitions in sell all or substantially all of our properties or assets;

▪	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

▪	make capital expenditures;

▪	change the management of our vessels or terminate the management agreements we have relating to our vessels;

▪	enter into long-term charter arrangements without the consent of the lender;

▪	transfer or sell any of our vessels; and

▪	enter into certain transactions with our affiliates.
     Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest. Any future credit agreement may include similar or more restrictive restrictions.
     Our credit facilities contain requirements that the value of the collateral provided pursuant to the credit facilities must equal or exceed by a certain percentage the amount of outstanding borrowings under the credit facilities and that we maintain a minimum liquidity level. In addition, our credit facilities contain additional restrictive covenants, including a minimum net worth requirement and maximum total net liabilities over net assets. It is an event of default under our credit facilities if such covenants are not complied with or if Navios Holdings, Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and their respective affiliates cease to hold a minimum percentage of our issued stock. In addition, the indenture governing the notes also contains certain provisions obligating us in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an event of loss with respect to a mortgaged vessel, as defined in the indenture. Our ability to comply with the covenants and restrictions contained in our agreements and instruments governing our indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we are unable to comply with these covenants and restrictions, our indebtedness could be accelerated. If we are unable to repay indebtedness, our lenders could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our agreements and instruments governing our indebtedness. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.
We and our subsidiaries may be able to incur substantially more indebtedness, including secured indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.
     We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The agreements governing our credit facilities and the indenture governing our notes do not prohibit us or our subsidiaries from doing so. If new indebtedness is added to our current indebtedness levels, the related risks that we now face would increase and we may not be able to meet all our indebtedness obligations.
Our ability to generate the significant amount of cash needed to service our other indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

     Our ability to make scheduled payments on or to refinance our obligations under, our indebtedness will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.
     We will use cash to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional indebtedness as we expand our fleet, which could increase our ratio of indebtedness to equity. The need to service our indebtedness may limit funds available for other purposes and our inability to service indebtedness in the future could lead to acceleration of our indebtedness and foreclosure on our owned vessels.
     Our credit facilities mature on various dates through 2020 and our ship mortgage notes mature on November 1, 2017. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.
     We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations. Our credit facilities, the indenture governing our notes, and any future indebtedness may, restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of noncollateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under our credit facilities (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.
     Most of our credit facilities require that we maintain loan to collateral value ratios in order to remain in compliance with the covenants set forth therein. If the value of such collateral falls below such required level, we would be required to either prepay the loans or post additional collateral to the extent necessary to bring the value of the collateral as compared to the aggregate principal amount of the loan back to the required level. We cannot assure you that we will have the cash on hand or the financing available to prepay the loans or have any unencumbered assets available to post as additional collateral. In such case, we would be in default under such credit facility and the collateral securing such facility would be subject to foreclosure by the applicable lenders.
     Moreover, certain of our credit facilities are secured by vessels currently under construction pursuant to shipbuilding contracts. Because we rely on these facilities to finance the scheduled payments as they come due under the shipbuilding contracts, it is possible that any default under such a facility would result, in the absence of other available funds, in default by us under the associated shipbuilding contract. In such a case, our rights in the related newbuild would be subject to foreclosure by the applicable creditor. In addition, a payment default under a shipbuilding contract would give the shipyard the right to terminate the contract without any further obligation to finish construction and may give it rights against us for having failed to make the required payments.
An increase or continuing volatility in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, earnings and cash flow.
     Amounts borrowed under our term loan facilities fluctuate with changes in LIBOR. LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our indebtedness and could materially reduce our profitability, earnings and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial indebtedness. Because the interest rates borne by our outstanding indebtedness may fluctuate with changes in LIBOR, if this volatility were to continue, it could affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
     We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, the Cayman Islands, Hong Kong, the British Virgin Islands and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our notes.
     If we experience specified changes of control, we would be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that could constitute a change of control will constitute a default under our credit facilities. There are also change of control events that would constitute a default under the credit facilities that would not be a change of control under the indenture. In addition, our credit facilities prohibit the purchase of notes by us in the event of a change of control, unless and until such time as the indebtedness under our credit facilities is repaid in full. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under our credit facilities and any of our other indebtedness that contains similar provisions; or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under our credit facilities.
     Our inability to repay the indebtedness under our credit facilities will constitute an event of default under the indenture governing our notes, which could have materially adverse consequences to us. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our credit facilities and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change.
We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.
     In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We may seek to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our credit facilities, the indenture or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.
Item 4. Information on the Company
A. History and development of Navios Acquisition
     Navios Acquisition was formed as a “blank check” company on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.
     On March 18, 2008, we issued 8,625,000 Sponsor Units to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consisted of one share of common stock and one warrant. On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders owned 6,325,000 Sponsor Units. On July 1, 2008, we consummated our IPO in which we sold 25,300,00 units, consisting of one common stock and one warrant, and raised gross proceeds of $253.0 million. Simultaneously with the closing of the IPO, Navios Holdings purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account. The net proceeds of our IPO, including amounts in the trust account, were invested in U.S. government securities (“U.S. Treasury Bills”) with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel aquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from the trust account to the underwriters of our IPO for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to us for general operating expenses.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for vessel instalments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76.5 million.

     The initial business combination was treated as an asset acquisition and the consideration paid and fair values of assets and liabilities assumed on May 28, 2010 (See note 3 of the audited financial statements included herein).
     On August 27, 2010, Navios Acquisition completed the “Warrant Exercise Program” under which holders of its publicly traded and private warrants had the opportunity to exercise their warrants on enhanced terms (see note 20 of the audited financial statements included herein).
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The purchase price was financed as follows: (a) $410.4 million of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims. The 1,894,918 shares were valued at the closing price of September 9, 2010; and (d) $51.4 million due to a shipyard in 2011 for the newbuilding scheduled for delivery in June 2011. The VLCC Acquisition was accounted for as a business combination.
     On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Notes”). The Notes are secured by first priority ship mortgages on VLCC vessels, aggregating approximately 1.8 million deadweight tons, owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
Equity Transactions
     On September 17, 2010, Navios Acquisition issued 3,000 shares of preferred stock to an independent third party holder in connection with the payment of certain consultant and advisory fees. The preferred stock issued to the consultant was recorded at fair value as an expense in our statement of income totaling $5.6 million.
     On October 29, 2010 Navios Acquisition issued 540 shares of Series B Convertible preferred stock (fair value $1.6 million) to the seller of two newbuild LR1 product tankers. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011, and mandatorily converts into shares of common stock at various dates in the future subject to the terms and conditions of such preferred stock. The holders of the preferred stock also have the right to convert their shares to common stock subject to certain terms and conditions. The preferred stock does not have any voting rights.
     On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.
Vessel Deliveries and Acquisitions
     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the Product and Chemical Tanker Acquisition, for total cost of $43.7 million. Cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.
     On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the Product and Chemical Tanker Acquisition, for total cost of $43.7 million. Cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.
     On October 26, 2010, Navios Acquisition entered into an agreement for the acquisition of two new build LR1 product tankers scheduled to be delivered in the fourth quarter of 2011 from a South Korean shipyard. The acquisition price, including the issuance of mandatorily convertible preferred shares, was $87.0 million and will be partially financed with a new credit facility of $52.2 million and cash on hand of $29.4 million.
     On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt South Korean-built chemical tanker for a total cost of $31.8 million. Cash paid was $11.3 million and $20.5 million was transferred from vessel deposits.
     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt, South Korean—built chemical tanker.

B. Business Overview
Introduction
     Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. We are committed to providing quality transportation services and developing and maintaining long-term relationships with our customers. We believe that the Navios brand will allow us to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.
Navios Acquisition’s Fleet
     Our current fleet consists of a total of 22 double-hulled tanker vessels, aggregating approximately 2.8 million deadweight tons, or dwt. The fleet includes seven VLCC tankers (over 200,000 dwt per ship), which transport crude oil, four Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), seven Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Of the 22 vessels in our current fleet, we have taken delivery of six VLCC tankers, two LR1 tankers, and two chemical tankers, and we expect to take delivery of three vessels in 2011 and nine vessels in 2012. We also have options to acquire two additional LR1 product tankers. All the vessels that we have taken delivery of, as well as the VLCC that we will take delivery of in the second quarter of 2011, are currently chartered-out to high-quality counterparties, including affiliates of Formosa Petrochemical Corporation, Sinochem Group, SK Shipping and DOSCO (a wholly owned subsidiary of COSCO) with an average remaining charter period of approximately 5.8 years. As of March 10, 2011, we have charters covering 91.2% of available days in 2011, 57.4% of available days in 2012 and 36.3% of available days in 2013, based on the estimated scheduled delivery dates for vessels under construction.

		Built/Delivery		Net Charter			Expiration
Vessels	Type	Date	DWT	Rate(1)		Profit Share	Date(2)
Owned Vessels
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	June 2013
Ariadne Jacob	LR1 Product Tanker	2007	74,671	17,000		50/50 above $17,000	July 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,213	(3)	None	August 2011
Nave Polaris	Chemical Tanker	2011	25,130	10,238		None	April 2011
				11,213		None	July 2011
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,750	29,625	(4)	50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388

Owned Vessels to be Delivered
Shinyo Kieran	VLCC	Q2 2011	298,000	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q4 2011	75,000
TBN	LR1	Q3 2012	75,000

		Built/Delivery		Net Charter		Expiration
Vessels	Type	Date	DWT	Rate(1)	Profit Share	Date(2)
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q1 2012	50,000
TBN	MR2	Q2 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q3 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
Options to Acquire Vessels (5)
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q1 2013	75,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Charterer’s option to extend the charter for an additional six months at $11,213 plus 60% / 40% profit sharing.

(4)	Vessel subchartered at $34,843/day until Q3 2012.

(5)	Our option to acquire the two LR1 vessels expires in July 2011.
Business Opportunities
Competitive Strengths
We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:
▪	Modern, High–Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of newbuild product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.0 billion, including investments of approximately $0.6 billion in newbuilding constructions. Once we have taken delivery of all of our vessels, scheduled to occur by the end of the fourth quarter of 2012, the average age of our fleet will be 4.4 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

▪	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of, as well as the VLCC vessel that we will take delivery of in the second quarter of 2011, are chartered out with an average remaining charter period of approximately 5.8 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 10, 2011, we have charters covering 91.2% of available days in 2011, 57.4% of available days in 2012 and 36.3% of available days in 2013, based on the estimated scheduled delivery dates for vessels under construction. The charter arrangements for our seven VLCC tankers, two contracted LR1 tankers and two chemical tanker represent $107.4 million in 2011, $116.1 million in 2012 and $109.5 million in 2013 of aggregate contracted net charter revenue, exclusive of any profit sharing.

▪	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum poduct and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

▪	Hiqh–Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include Dalian Ocean Shipping Company (“DOSCO”), a wholly owned subsidiary of COSCO, one of China’s largest state–owned enterprises specializing in global shipping, logistics and ship building and repairing, Sinochem, a “Fortune Global 500” company; Formosa Petrochemical Corporation, a leading Taiwanese energy company; and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group; or their affiliates.

▪	An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the mnagement structure at Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 20 years of experience in the shipping industry. Ms. Frangou is also the Chairman and CEO of Navios Holdings and Navios Partners and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.
Business Strategy
We seek to generate predictable and growing cash flow through the following:
▪	Strategically Manage Sector Exposure. We intend to operate a fleet of crude carriers and product and chemical tankers, which we believe will provide us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

▪	Enhance Operating Visibility With Charter–Out Strategy. We believe that we are a safe, cost–efficient operator of modern and well–maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long–term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short–term time charters, with a greater emphasis on long–term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. As of March 10, 2011, we have charters covering 91.2% of available days in 2011, 57.4% of available days in 2012 and 36.3% of available days in 2013, based on the estimated scheduled delivery dates for vessels under construction. We will look to secure employment for the newbuilding product tankers we have acquired over the next two years, as we draw nearer to taking delivery of the vessels.

▪	Capitalize on Low Vessel Prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry to make selective acquisitions of young, high–quality, modern, double–hulled vessels in the crude oil, product and chemical tanker transportation sectors. We are focused on purchasing tanker assets at favorable prices. We believe that the recent financial crisis and developments in the marine transportation industry created significant opportunities to acquire vessels in the tanker market near historically low prices on an inflation adjusted basis. Developments in the banking industry continue to limit the availability of credit to shipping industry participants, creating opportunities for well–capitalized companies with access to additional available financing. Although there has been a trend towards consolidation over the past 15 years, the tanker market remains fragmented. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

▪	Implement and Sustain a Competitive Cost Structure. Pursuant to the Management Agreement, the Manager, a subsidiary of Navios Holdings, coordinates and oversees the commercial, technical and administrative management of our fleet. The current technical managers of the VLCC vessels, affiliates of the seller of such vessels, are technical ship management companies that have provided technical management to the VLCC vessels prior to the consummation of the VLCC Acquisition. These technical managers will continue to provide such services for an interim period, after which the technical management of our fleet is expected to be provided solely by the Manager. We believe that the Manager will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with Navios Holdings, management fees of our vessels are fixed for the first two years of the agreement. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high–quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.
▪	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades–long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.

▪	Benefit from Navios Holdings’ Leading Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. Navios Holdings closely monitors credit exposure to charterers and other counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high–credit, quality–collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We believe that Navios Acquisition will benefit from these established policies. In addition, we are exploring the possibility of participating in the credit risk insurance currently available to Navios Holdings. Navios Holdings has insured its charter–out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse it for the charter payments under the terms of the policy for the remaining term of the charter–out contract (subject to applicable deductibles and other customary limitations for insurance). While we may seek to benefit from such insurance, no assurance can be provided that we will qualify for or choose to obtain this insurance.
Our Customers
     We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy. Currently, our major customers are: Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co. For the year ended December 31, 2010, these five customers accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. There were no customers in the corresponding 2009 period as the Company was in the development stage.
     Although we believe that if any one of our charters were terminated we could recharter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to recharter our vessel on a favorable basis due to then–current market conditions, or otherwise.
Expenses
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings, for five years from the closing of the Product and Chemical Tanker Acquisition, provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then–current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels. Total management fees for each of the year ended December 31, 2010 and 2009 amounted to $9.8 million and $0, respectively.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. As of December 31, 2010, administrative services rendered by Navios Holdings amounted to $0.4 million.
Off-hire
     When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:
▪	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

▪	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
     Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days.
Termination
     We are generally entitled to suspend performance under the time charters covering our vessels if the customer defaults in its payment obligations. Under some of our time charters, either party may terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Under some of our time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.
Management of Ship Operations, Administration and Safety
     Navios Holdings provides, through a wholly owned subsidiary, expertise in various functions critical to our operations. Pursuant to a management agreement and an administrative services agreement with Navios Holdings, we have access to human resources, financial and other administrative functions, including:
•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.
     Technical management services are also provided, including:
•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.
     For more information on the management agreement we have with Navios Holdings and the administrative services agreement we have with Navios Holdings, please read “Item 7. — Unitholders and Related Party Transactions”.

Oil Company Tanker Vetting Process
     Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:
▪	terminal use, which clears a vessel to call at one of the oil major’s terminals;

▪	voyage charter, which clears the vessel for a single voyage; and

▪	period charter, which clears the vessel for use for an extended period of time.
     The depth and complexity of each of these levels of assessment varies. Each of charter agreements for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil by multiple oil majors. The technical manager is responsible for obtaining and maintaining the vetting approvals required to operate our vessels. The current technical manager of the VLCC vessels, an affiliate of the seller of such vessels, is a technical ship management company that has provided technical management to the acquired VLCC vessels prior to the consummation of the VLCC Acquisition, and such technical manager has been vetted and approved. This technical manager will continue to provide such services for an interim period after which the technical management of our fleet is expected to be provided solely by the Manager.
Competition
     The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than us, which could result in our achieving lower revenues from our vessels.
Governmental and Other Regulations
Sources of Applicable Rules and Standards
     Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.
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
Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to more stringent inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to and comply with stricter environmental standards and regulations. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

International Environmental Regulations
     The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories: conventions regarding ship safety standards, and conventions regarding measures to prevent pollution.
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
     An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. The shipowner or any other organization or person who has assumed responsibility for the vessel and has taken over all duties and responsibilities imposed by the ISM Code should, pursuant to the ISM Code as amended and in force from July 1, 2010, carry out internal safety audits on board and ashore at intervals not exceeding 12 months to verify whether safety and pollution-prevention activities comply with the safety management system. Noncompliance with the ISM Code and other IMO regulations may subject a shipowner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.
     Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security (ISPS) Code. Ships which comply with the ISPS Code will be issued with an International Ship Security Certificate (ISSC). If a ship does not have a valid ISSC that ship may be detained in port until it gets an ISSC. Alternatively, the port state may expel the ship from port, it may refuse the entry of the ship into port, and it may curtail the operations of the ship. In effect the measures which are in place have been designed in such a way to ensure that those ships which do not have ISSC certificates find themselves out of the market in the shortest possible time. We intend to maintain ISM certification and ISSC certification for safety and security of operations for our owned fleet.
International Regulations to Prevent Pollution from Ships
     In the second main category of international regulation, pollution prevention, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the convention. These annexes regulate the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).
     These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.
     For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2010, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. These regulations are enforced by the member states. In complying with their more stringent standards, we anticipate incurring costs, which could be material.
     The revised Annex VI further allows for designation, in response to proposals from member states, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea, the North Sea including the English Channel, and the coasts of North America, and a US Caribbean ECA is expected to be adopted in 2011. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide after treatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.
     Revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our newbuild tanker vessels will comply with Regulation 12A.
International Ballast Water Requirements
     In addition to MARPOL other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations require a ballast water management plan and a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. As of January 31, 2011, the BWM Convention had been adopted by 27 states representing approximately 25% of the gross tonnage of the world’s merchant shipping. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect on December 31, 2011, even if it were to be adopted earlier.
European Environmental Regulations
     European regulations in the maritime sector are in general based on international law. However, since 1999, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil). If dissatisfied either with the extent of such amendments or with the time-table for their introduction, the EU has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those associated with compliance with international rules and standards.
     In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, the EU adopted in 2005, and amended in 2009, a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
International Laws Governing Civil Liability for Pollution
     Several international conventions impose and limit pollution liability from vessels, The U.S. however, is not a party to these liability conventions and is instead subject to the oil liability provisions of OPA discussed below.
     An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC), is subject under that convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast. CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are particularly stringent.
     When a tanker is carrying clean oil products which do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the Convention and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC.
     We may decide to acquire and operate one or more non-tank vessels, which in certain circumstances may be subject to national and international laws governing pollution. Vessels not covered by the CLC, including non-tanker vessels, are subject to the International

Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. The Bunker Convention was adopted by the IMO in 2001 and imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention, discussed below. The Bunker Convention entered into force on November 21, 2008, and as of January 31, 2011 is in effect in 58 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
     The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention mentioned above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Some jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
United States Environmental Regulations and Laws Governing Civil Liability for Pollution
     Environmental law in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which shipowners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the U.S. federal laws, each state may enact more stringent regulations, thus subjecting shipowners to dual liability. Notably, many of California’s environmental regulations relating to the shipping industry go beyond what is required under federal law. We intend to comply with all applicable state and federal regulations in the ports where our vessels will call.
     U.S. federal law, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, requires an oil contingency plan be filed with the state, requires that the shipowner contract with an oil response organization and requires a valid certificate of financial responsibility, all prior to a vessel entering state waters.
     In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. House of Representatives passed a bill that would have amended OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. The U.S. Senate considered, but did not pass, similar legislation. In the 112th Congress, further proposals for oil spill response legislation maybe introduced. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.
     Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tanker and tanker vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.
     OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA and its regulations, which came into effect on July 31, 2009, increased the liability limits for responsible parties for any vessel other than a tank vessel to $1,000 per gross ton or $854,400, whichever is greater. For tank vessels, the liability limit depends on the size and construction of the vessel, and can be up to $3,200 per gross ton or $23,496,000, whichever is greater. As noted above, these limits of liability may increase if the laws are revised due to the recent oil spill in the Gulf of Mexico.
     These limits of liability do not apply if an incident is directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, liability under some state laws do not include any limits, and thus, while limitation may be available under federal law, liability under state law can be unlimited forcing a vessel owner or operator to first pay under state law and then possibly seek reimbursement from the federal government under the limitation provisions of OPA.
     In addition, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability for remediation costs under CERCLA is limited to the greater of $300 per gross ton or $500,000 for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by willful negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. For vessels carrying hazardous substances as cargo or residue, the limit of liability is $300 per gross ton or $5,000,000, whichever is greater.
     OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $3,200 per gross ton for oil cargo tank vessels, $2,000 per gross ton for tank vessels and $1,000 per gross ton for any other vessel, which includes OPA limitation on liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty, through instruments known as Certificates of Financial Responsibility, or COFRs.
     Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We comply with the U.S. Coast Guard regulations by providing a certificate of responsibility from third-party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.
     The U.S. Coast Guard’s regulations concerning COFRs provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes COFRs. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the wilful misconduct of the responsible party. Certain organizations that had typically provided COFRs under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the U.S. Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage. In addition to these liabilities, the vessel owner or operator may incur the costs of response and clean-up, as well as damages to natural resources.
     The United States Clean Water Act, or the Clean Water Act, prohibits the discharge of pollutants in U.S. navigable waters and imposes strict liability for unauthorized discharges in the form of administrative or civil penalties or possible criminal liability. Pursuant to regulations promulgated by the U.S. EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, since February 2009, we have been required to comply with the terms of the U.S. EPA-issued final vessel general permit, or VGP, that establishes effluent discharge limits for 26 specific vessel discharges. The VGP imposes mandatory ballast water management practices for all vessels equipped with ballast water tanks entering the U.S. waters. The VGP also includes state-specific conditions imposed by the individual states in certifying the permit, which in some state waters provide for stricter ballast water management requirements and/or specific treatment standards. We are required to file a notice of intent to obtain coverage under the VGP, or file for an individual permit. We are required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted.
     As one of the conditions of the VGP, permittees must comply with all U.S. Coast Guard mandatory ballast water requirements. U.S. Coast Guard regulates ballast water under the National Invasive Species Act of 1996 (NISA) and has recently submitted a proposed rule that will make its ballast water standards more stringent. If the rule is finalized as proposed, it will implement the ballast water requirements in two phases. Phase one will become effective in January 2012 and reflects the mandatory concentration limits of the IMO’s BMW Convention discussed above under “International Ballast Water Requirements.” Phase two becomes effective in January 2016 and could establish a standard that is 1,000 times more stringent than the phase one standard.
     We may also incur additional increased costs to comply with other regulations implemented under the Clean Water Act. For example, in August 2010, the U.S. EPA announced a proposal to designate the entire California coastline a no-discharge zone under the Clean Water Act, essentially prohibiting vessels greater than 300 gross tons from discharging any sewage (even treated sewage) within 3 miles of the California coast.

     Pursuant to the Federal Clean Air Act, or the CAA, the U.S. EPA has promulgated standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas, and to emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year.
     The U.S. EPA and the State of California, however, have each adopted more stringent regulations of air emissions from ocean-going vessels. On April 30, 2010, the U.S. EPA published its final regulatory rule implementing provisions of MARPOL Annex VI setting stricter NOx, hydrocarbon and carbon monoxide emissions limits for new, newly installed, or newly registered Category 3 marine diesel engines installed on vessels flagged or registered in the U.S. beginning in 2012. Under these regulations, vessels must also comply with the applicable sulfur fuel limits of MARPOL Annex VI, including the stricter North America Emission Control Area (North American ECA) sulfur fuel limits which will begin to take effect in 2012 when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels were required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. But CARB is currently discussing proposed amendments to its clean-fuel regulations including whether to move the 0.1% fuel sulfur limit implementation date from 2012 to 2014 to more closely match the North American ECA standards, which implements the 0.1% limit in 2015.
     On February 4, 2009, the U.S. Coast Guard issued a policy letter outlining the steps it will take to enforce MARPOL Annex VI, or the Annex. In addition to reviewing the certificates, fuels sales records and logs that the Annex requires, the U.S. Coast Guard intends to conduct onboard inspections of relevant systems, as well as take fuel samples. California continues to enforce its more stringent low sulfur fuel requirements. These increased inspection and sampling requirements may add cost to the current compliance costs for the Annex.
     Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of vapor control systems (VCSs) that are required under U.S. EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with U.S. EPA, state and U.S. Coast Guard requirements. In October 2010, the U.S. Coast Guard proposed a rule that would make its VCS requirements more compatible with new U.S. EPA and State regulations, reflect changes in VCS technology, and codify existing U.S. Coast Guard guidelines. It appears unlikely that the updated U.S. Coast Guard rule when finalized will impose a material increase in costs. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.
     In addition to the regulation of air emissions from ocean-going vessels described above, the last few years have seen an increase in miscellaneous air pollution regulations by U.S. state and local authorities applying to the shipping industry. California, in particular, has adopted regulations requiring the use of shoreside power for shipping fleets, banning onboard incineration within local waters, and proposals to reduce vessel speeds. These regulations impose standards and monitoring requirements on vessel owners and operators. These regulations require expenditures to add controls or operating methods as well as liabilities for noncompliance.
Greenhouse Gas Emissions
     In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, referred to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. Although there was some expectation that a new climate change treaty would be adopted at the December 2009 United Nations Copenhagen climate change conference, it did not result in any legally binding commitments. Instead, the participating countries developed an accord on a framework for negotiations in 2010 that included emission reduction targets for developed countries and goals for limiting increases in atmospheric temperature. The further implementation of the Copenhagen accord could lead to restrictions on the emissions of greenhouse gases from shipping. In addition, other nternational or multinational bodies or individual countries may adopt their own climate change regulatory initiatives.
     The IMO’s second study of greenhouse gas emissions from the global shipping fleet (2009) predicts that, in the absence of appropriate policies, greenhouse emissions from ships may increase by 200% to 300% by 2050 due to expected growth in international seaborne trade. The IMO recently announced its intention to develop limits on greenhouse gases from international shipping and is working on proposed mandatory technical and operational measures. In the event that no international agreement which includes international maritime emissions in its reduction targets through the IMO has been approved by the Member States or no such agreement through the UNFCCC has been approved by the European Union by 31 December 2011, the European Commission has indicated that it intends to make a proposal to include international maritime emissions according to “harmonised modalities” in the European Union reduction commitment, with the aim of the proposed legislation entering into force by 2013. In the United States, the U.S. EPA has issued a finding that greenhouse gases endanger public health and safety and is considering petitions from the California Attorney General and a coalition of environmental groups, to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Federal regulations relating to the control of greenhouse gas emissions from certain sources have been issued by the U.S. EPA, and the U.S. Congress has considered legislation to control greenhouse gas emissions. Any passage of legislation to limit greenhouse gas emissions or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Security Regulations
     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:
▪	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to shore communications;

▪	on-board installation of ship security alert systems;

▪	the development of vessel security plans; and

▪	compliance with flag state security certification requirements.
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
     The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:
▪	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

▪	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

▪	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.
Risk of Loss and Liability Insurance
General
     The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While Navios Acquisition believes that its insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery Insurance
     Navios Acquisition has obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts ranging between $100,000 and $300,000, depending on the size of the tanker vessel. Navios Acquisition has also extended its war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident, including a piracy seizure.
     Navios Acquisition has arranged, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Navios Acquisition will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance. Navios Acquisition does not expect to maintain loss of hire insurance for certain of its vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.
Protection and Indemnity Insurance
     Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, which will cover Navios Acquisition’s third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.
     Navios Acquisition’s protection and indemnity insurance coverage for pollution is expected to be $1.0 billion in the aggregate per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $30.0 million is shared by the clubs under a pooling agreement. Every claim between $30.0 and $50.0 million is reinsured by the International Group’s captive insurance, Hydra. Any claim in excess of $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $3.0 billion of coverage for non-oil pollution claims. Claims which exceed this amount are pooled by way of “overspill” calls, except for liabilities in respect of passengers and crew, which is capped at $3.0 billion, with a lower limit of $2.0 billion for passengers.
     As a member of a P&I Association, which is a member of the International Group, Navios Acquisition will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.
Exchange Controls
     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Navios Acquisition’s securities.
Facilities
     We do not own any real estate or other physical property. Our headquarters are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time.

Employees
     We have four officers, three of whom are also members of our board of directors. These individuals are not obligated to contribute any specific number of hours per week but intend to devote approximately five to ten percent of their time per week to our affairs, which could increase significantly during periods of negotiation for business opportunities. The amount of time our officers will devote in any time period will vary based on the availability of suitable target businesses to investigate.
Administrative Services
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. See “Item 7B-Related Party Transactions—the Administrative Services Agreement.”
Legal Proceedings
     To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.
C. Organizational Structure
The table below lists the Company’s subsidiaries as of December 31, 2010.

Navios Maritime Acquisition Corporation and		Country of
Subsidiaries:	Nature	Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.
Andros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Folegandros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Navios Acquisition Finance ( US ) Inc	Co-Issuer	Delaware
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.

Navios Maritime Acquisition Corporation and		Country of
Subsidiaries:	Nature	Incorporation
Shinyo Dream Limited	Vessel Owning Company	Hong Kong
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong
Shinyo Kieran Limited(1)	Vessel Owning Company	British Virgin Is.
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
D. Property, plants and equipment
     Other than our vessels, we do not have any material property, plant or equipment.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
Overview
     Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination one or more assets or operating businesses in the marine transportation and logistics industries. On July 1, 2008, we consummated our initial public offering representing gross proceeds of $253.0 million.
     On May 25, 2010, we consummated the Product and Chemical Tanker Acquisition, the acquisition of 13 vessels (11 product tankers and two chemical tankers), for an aggregate purchase price of $457.7 million, including amounts to be paid for future contracted vessels to be delivered. On September 10, 2010, we consummated the VLCC Acquisition, for an aggregate purchase price of $587.0 million.
     On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Notes”). The Notes are secured by first priority ship mortgages on six VLCC vessels, aggregating approximately 1.8 million dwt, owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
Equity Transactions
     On September 17, 2010, Navios Acquisition issued 3,000 shares of preferred stock to an independent third party holder in connection with the payment of certain consultant and advisory fees. The preferred stock issued to the consultant was recorded at fair value as an expense in our statement of income totalling $5.6 million.

     On October 29, 2010 Navios Acquisition issued 540 shares of Series B Convertible preferred stock (fair value $1.6 million) to the seller of the two newbuild LR1 product tankers the Company recently acquired. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011, and mandatorily converts into shares of common stock at various dates in the future subject to the terms and conditions of such preferred stock. The holders of the preferred stock also have the right to convert their shares to common stock subject to certain terms and conditions. The preferred stock does not have any voting rights.
     On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.
     As of December 31, 2010, Navios Acquisition had outstanding: 48,410,572 shares of common stock, 3,540 shares of preferred stock and 6,037,994 public warrants.
Fleet Development
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the asset aquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to Navios Acqusition for general operating expenses.
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The purchase price was financed as follows: (a) $410.4 million of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims. The 1,894,918 shares were valued at the closing price of September 9, 2010; and (d) $51.4 million due to a shipyard in 2011 for the newbuilding scheduled for delivery in June 2011. The VLCC Acquisition was accounted for as a business combination (refer to note 4 in the audited financial statements included herein).
     On October 26, 2010, Navios Acquisition entered into agreements to acquire two 75,000 dwt LR1 product tankers scheduled for delivery in the fourth quarter of 2011 from a South Korean shipyard. The acquisition price of $87.0 million is financed with (a) the issuance of $5.4 million mandatorily convertible preferred stock, (b) a new credit facility of $52.2 million and (c) $29.4 million of cash on hand.
     Prior to our initial acquisition of vessels, on May 28, 2010, we had neither engaged in any operations nor generated any revenues. We generated non-operating income in the form of interest income on cash and cash equivalents following the completion of our IPO.
     Accordingly, the historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods beginning from March 14, 2008 (date of inception) to December 31, 2010.

Navios Maritime Acquisition Corporation		Country of	Statement of operations
and Subsidiaries:	Nature	Incorporation	2010	2009	2008
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	5/28 – 12/31	—	—
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Andros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Folegandros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/26 – 12/31	—	—

Navios Maritime Acquisition Corporation		Country of	Statement of operations
and Subsidiaries:	Nature	Incorporation	2010	2009	2008
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	5/28 – 12/31	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Navios Acquisition Finance ( US ) Inc.	Co-Issuer	Delaware	10/05 – 12/31	—	—
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	3/14 – 12/31
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/26–12/31	—	—
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	9/10–12/31	—	—
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	9/10–12/31	—	—
Shinyo Kieran Limited(1)	Vessel Owning Company	British Virgin Is.	9/10–12/31	—	—
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	9/10–12/31	—	—
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	9/10–12/31	—	—
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	9/10–12/31	—	—
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	9/10–12/31	—	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	5/28 – 12/31	—	—
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 – 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
Our Charters
     For the year ended December 31, 2010, we had six charter counterparties, the most significant of which were DOSCO., Jacob Tank Chartering GMBH & Co. KG, Blue Light Chartering Inc., Formosa Petrochemical Corporation and SK Shipping Company Limited, which counter parties accounted for approximately 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of our total revenue.
     Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in a mix of short-term and long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.
     We could lose a customer or the benefits of a charter if:
•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.
     If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. However, we believe that if any one of our current charters were terminated, we could recharter the vessel in an expeditious manner at a favorable rate, based on current conditions in the drybulk carrier market. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel.
     Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.
Vessels Operations
     Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.
     Pursuant to the Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings provides, for five years from the closing of the Product and Chemical Tanker Acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel, and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $300,000 per vessel, for MR2 and LR1 product tankers, and will be reimbursed at cost for VLCC vessels.
     Extraordinary costs and expenses include fees and costs resulting from:
•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilder or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.
     Payment of any extraordinary fees or expenses to the Manager could significantly increase our vessel operating expenses and impact our results of operations.
     During the remaining term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.
Administrative Services
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
A. Operating results
Trends and Factors Affecting Our Future Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:
•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.
     In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:
•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.
Period over Period Comparisons
Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009
The following table presents consolidated revenue and expense information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2010	2009
Revenue	$33,568	$—
Time charter expenses	(355)	—
Management fees	(9,752)	—
General and administrative expenses	(1,902)	(994)
Shared based compensation	(2,140)	—
Transaction costs	(8,019)	—
Depreciation and amortization	(10,120)	—
Prepayment fees & write-off deferred financing costs	(5,441)	—
Interest income	862	346
Interest expenses and finance cost, net	(10,651)	—
Other income, net	404	—

Net loss	$(13,546)	$(648)

     Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2010 and 2009 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended	Year ended
	December 31,	December 31,
	2010	2009
FLEET DATA
Available days (1)	1,104	—
Operating days (2)	1,096	—
Fleet utilization (3)	99.3%	—
Vessels operating at period end	9	—
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$30,087	$—

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
     For the year ended December 31, 2010, Navios Acquisition had 1,104 available days, after it took delivery of the vessel Colin Jacob on June 30, 2010, Ariadne Jacob on July 2, 2010, six VLCCs on September 10, 2010 and the vessel Nave Cosmos on October 27, 2010. There were no available or operating days in the comparative period in 2009, since Navios Acquisition was in a development stage.
     Revenue: Time charter revenues amounted to approximately $33.6 million for the year ended December 31, 2010 compared to $0 for the year ended 2009. Following the delivery of six VLCC vessels in September 2010, the delivery of the product tankers Colin Jacob in June 2010, Ariadne Jacob in July 2010 and Nave Cosmos in October 2010, we had 1,104 available days for the year ended December 31, 2010, at a TCE rate of $30,087. There were no operations in the corresponding period in 2009.
     Time Charter Expenses: Time charter expenses amounted to $0.4 million for the year ended December 31, 2010 compared to $0 for the year ended December 31, 2009.
     Time charter expenses comprise time charter hire, brokerage commissions and other miscellaneous expenses. Time charter expenses are expensed over the period of the time charter.
     Management Fees: Total management fees for the year ended December 31, 2010 amounted to $9.8 million compared to $0 for the year ended December 31, 2009. Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings, provides for five years from the closing of the Product and Chemical Tanker Acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, , $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels.
     General and Administrative Expenses: Total general and administrative fees for the year ended December 31, 2010 amounted to $1.9 million compared to $1.0 million for the year ended December 31, 2009. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the year ended December 31, 2010, the expenses charged by Navios Holdings for administrative services were $0.4 million. The remaining balance of $1.5 million of general and administrative expenses for the year ended December 31, 2010 related to legal and professional fees including audit fees.

     Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 Sponsor Units to our officers and directors. Each Sponsor Unit consisted of one warrant and one share of common stock and they vested only upon a successful business combination. As such, on May 28, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with equal increase in our Additional Paid in Capital.
     Transaction costs: On September 10, 2010, we completed the VLCC Acquisition and we incurred certain expenses directly related to such acquisition that amounted to $8.0 million. From the $8.0 million, $2.4 million is related to various audit, legal and consulting fees and $5.6 million is related to the fair value of 3,000 shares of preferred stock issued to an independent third party holder in connection with the payment of certain consultant and advisory fees.
     Depreciation and Amortization: Depreciation and amortization amounted to $10.1 million for the year ended December 31, 2010 compared to $0 million for the year ended December 31, 2009. Of the total amount of $10.1 million, $9.1 million was related to depreciation of vessels, and $1.0 million was related to net amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from four to ten years.
     Prepayment fees and write-off deferred financing costs: Prepayment fees and write-off deferred financing costs amounted to approximately $5.4 million for the year ended December 31, 2010 compared to $0 for the year ended December 31, 2009. Following the issuance of the Notes and net proceeds raised of $388.9 million, loan facilities, that previously secured the six VLCC vessels, were fully repaid, and as a result deferred finance costs related to these facilities of $2.9 million, we written off and prepayment fees of $2.5 million were paid.
     Interest Income: Interest income for year ended December 31, 2010 amounted to $0.9 million compared to $0.3 million for the year ended December 31, 2009. The increase in interest income of $0.6 million was due to the investment of the net proceeds of Navios Acquisition’s public offering, including amounts in the trust account.
     Interest Expense and Finance Cost, Net: Interest expense and finance cost, net amounted to $10.7 million for the year ended December 31, 2010 compared to $0 for the year ended December 31, 2009. Interest expense and finance cost for the year ended December 31, 2010, related to $6.8 million of accrued bond coupon expenses and the balance related to interest expense and finance costs in relation to our existing facilities. The weighted average loan for the year ended December 31, 2010 was $185.7 million and the weighted average interest rate was 3.27%.
     Other income, net: Other income for the year ended December 31, 2010 was $0.4 million compared to $0 for the same period in 2009.
For the Year Ended December 31, 2009 compared to the period March 14, 2008 (date of inception) to December 31, 2008
     The following table presents consolidated revenue and expense information for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) to December 31, 2008. This information was derived from the audited consolidated revenue and expense accounts of the Company for the year ended December 31, 2009 and for the period from March 14, 2008 to December 31, 2008.

		Period from March
	Year ended	14, 2008 (date of
	December	inception) – December
(In thousands of U.S. dollars)	31, 2009	31, 2008
Revenue
General and administrative expenses	$(994)	$(393)
Interest income	346	1,440

Net (loss)/income	$(648)	$1,047

     General and administrative expenses: General and administrative expenses increased by $0.6 million to $1.0 million for the year ended December 31, 2009 as compared to $0.4 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This was due to an increase of $0.6 million in professional and other services in relation to the formation and operation of Navios Acquisition. Navios Acquisition occupies office space provided by Navios Holdings. Navios Holdings had agreed that, until the consummation of a business combination, it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. We had agreed to pay such Navios Holdings $0.01 million per month for such services. As of December 31, 2009, we had accrued $0.03 million for administrative services rendered by Navios Holdings.

     Interest income: Interest income decreased by $1.1 million to $0.35 million for the year ended December 31, 2009 from $1.44 million for the period from March 14, 2008 (date of inception) to December 31, 2008. This was due to a decrease of $1.1 million in interests from trust account. The net proceeds of our IPO, including amounts in the Trust Account, were invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. The decrease was mainly due to the significant drop in interest rates during 2009.
B. Liquidity and Capital Resources
     Our initial liquidity needs were primarily met through our IPO and private placement of warrants which generated gross proceeds of $260.6 million.
     On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.
     Navios Acquisition anticipates to finance its capital requirements with cash flows from operations, equity contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Acquisition anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet, including working capital requirements. However, see “Long Term Debt Obligations and Credit Arrangements”.
Cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009:
     The following table presents cash flow information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

	Year Ended	Year Ended
	December 31,	December 31,
(Expressed in thousands of U.S. dollars)	2010	2009
Net cash provided by/(used in) operating activities	$11,479	$(623)
Net cash (used in)/provided by investing activities	(104,781)	708
Net cash provided by financing activities	154,575	—

Change in cash and cash equivalents	$(61,273)	$85

Cash provided by/(used in) operating activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:
     Net cash provided by operating activities increased by $12.1 million to $11.5 million for the year ended December 31, 2010 as compared to a negative $0.6 million for the same period in 2009. The increase is analyzed as follows:
     The net loss for the year ended December 31, 2010 was $13.5 million compared to $0.6 million loss for the year ended December 31, 2009. In determining net cash provided by operating activities for the years ended December 31, 2010, net loss was adjusted for the effect of depreciation and amortization of $10.1 million, $5.6 million for non cash transaction costs, $2.1 million for share based compensation and $3.5 million for amortization and write-off of deferred finance fees. There were no adjustments for the comparative period in 2009.
     Amounts due to related parties increased by $5.6 million from $0 for the year ended December 31, 2009 to $6.1 million for the year ended December 31, 2010 (including $0.5 million payable to Navios Holdings on the unspacking date). The increase was due to: (i) administrative fees payable to the Manager of $0.4 million; (ii) managements fees payable to the Manager of $2.7 million; and (iii) $2.5 million costs related to vessel pre-building expenses.

     Restricted cash from operating activities increased by $0.3 million for the year ended December 31, 2010 and relates to the cash held in retention account for the payment of interest under our credit facilities.
     Accounts payable increased by $3.4 million from $0.1 million for the year ended December 31, 2009 to $3.5 million for the year ended December 31, 2010. This increase was mainly attributable to the fact that Navios Acquisition had no operations in 2009. Accounts payable mainly consisted of $2.6 million of legal and professional fees and $0.9 million of brokers and other creditors.
     Accounts receivable increased to $4.5 million for the year ended December 31, 2010, from $0 for the year ended December 31, 2009 and were mainly related to receivables from charterers. There were no receivables from charterers for the same period in 2009, as Navios Acquisition had not commenced its operations.
     Prepaid expenses and other current assets increased by $0.3 million to $0.4 million for the year ended December 31, 2010 (including prepaid expenses and other current assets obtained as a result of the VLCC Acquisition amounting to $3.5 million) from $0.1 million for the year ended December 31, 2009.
     Accrued expenses increased by $8.8 million to $9.2 million for the year ended December 31, 2010 (including accrued expenses obtained as a result of the VLCC Acquisition and accrued expenses obtained as a result of the Product and Chemical Tanker Acquisition from Navios Holdings amounting to $12.7 million), from $0.4 million on December 31, 2009.
     Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $2.8 million to $2.8 million for the year ended December 31, 2010 (including deferred revenue obtained as a result of the VLCC Acquisition amounting to $2.4 million) from $0 on December 31, 2009.
Cash (used in)/provided by investing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:
     Net cash used in investing activities increased by $105.5 million to $104.8 million at December 31, 2010 from $0.7 million inflow at December 31, 2009.
     Net cash provided by investing activities increased as a result of the release of $251.5 million of investments from the trust account and the release of $2.3 million from the restricted cash. This increase of $253.8 million was partially offset by: (a) $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels acquired in Navios Acquisition’s initial vessel acquisition, (b) $89.9 million paid for the acquisition of the Colin Jacob, the Ariadne Jacob and the Nave Cosmos that were delivered on June 29, 2010, July 2, 2010 and October 27, 2010, respectively; (c) $90.2 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through December 2012; and (d) $102.0 million paid for the VLCC Acquisition, net of cash acquired through working capital.
     Net cash provided by investing activities for year ended December 31, 2009 resulted from an $0.8 million decrease in the balance of the trust account as interest earned was released to fund Navios Acquisition’s working capital requirements.
Cash provided by financing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:
     Net cash provided by financing activities for the year ended December 31, 2010 was $154.6 million. There were no financing activities for the same period in 2009.
     Net cash provided by financing activities resulted from: (a) $556.3 million from loan proceeds net of deferred finance fees; (b) $75.0 million from net proceeds from the warrant exercise program; (c) $40.0 million proceeds from related party loan; and (d) $33.4 million net proceeds from the equity offering of 6,500,000 shares that was completed on November 19, 2010. This increase was offset by: (a) $99.3 million paid to holders of 10,021,399 shares of our common stock who voted against the initial vessel acquisition and elected to redeem their shares; (b) $8.9 million disbursed to the underwriters of Navios Acquisitions initial public offering for deferred fees; (c) $0.3 million decrease in restricted cash; (d) $412.3 million for loan repayments, of which, $410.5 million is associated with facilities acquired in the VLCC Acquisition; (e) $27.6 million repayment of a loan from related party; and (f) $1.8 million costs related to the issuance of Series B convertible preferred stock .
Cash Flow for the Year Ended December 31, 2009 compared to period from March 14, 2008 (date of inception) to December 31, 2008
     The following table presents cash flow information for the years ended December 31, 2009, for the period from March 14, 2008 (date of inception) through December 31, 2008 and for the period from March 14, 2008 (date of inception) through December 31, 2009. This information was derived from the audited consolidated statement of cash flows of the Company for the year ended December 31, 2009, for the period from March 14, 2008 (date of inception) through December 31, 2008.

		March 14, 2008
	Year Ended	(date of inception) to
	December 31,	December 31,
Expressed in thousands of U.S. dollars	2009	2008
Net cash (used in)/provided by operating activities	$(623)	$1,468
Net cash provided by/(used in) in investing activities	708	(252,201)
Net cash provided by financing activities	—	250,735

Change in cash and cash equivalents	$85	$2

Cash used in/ (provided by) operating activities for the year ended December 31, 2009 as compared to the Year Ended December 31, 2008:
     Net cash provided by/(used in) operating activities decreased by $2.1 million to $0.6 million for the year ended December 31, 2009 as compared to $1.5 million inflow for the period from March 14, 2008 (date of inception) to December 31, 2008.
     The net loss for the year ended December 31, 2009, was $0.6 million compared to net income of $1.0 million for the period from March 14, 2008 to December 31, 2008. The decrease was analyzed as follows:
     Amounts due to related parties decreased by $0.11 million to $0.03 million as of December 31, 2009 from $0.14 million as of December 31, 2008. This decrease was mainly due to offering costs reimbursed to Navios Holdings, as well as the payment of administrative fees. We had agreed to pay such affiliate $10,000 per month for such services. As of December 31, 2009, we accrued $0.03 million for administrative services rendered by Navios Holdings. This amount is included under amounts due to related parties in the balance sheet.
     Prepaid expenses and other current assets remained the same at $0.05 million for both December 31, 2009 and 2008. This amount was related to directors and officers insurance that covers the 12-month period ended June 25, 2010 and 2009.
     Accrued expenses increased by $0.1 million from $0.3 million at December 31, 2008 to $0.4 million at December 31, 2009. This amount was related to accrued legal and professional fees and to fees charged by bank for services provided relating to U.S. Treasury Bills.
     Accounts payable increased by $0.03 million from $0.03 million at December 31, 2008 to $0.06 million at December 31, 2009. This amount represents payables mainly for professional fees, legal fees, filing expenses and fees charged by bank for services provided relating to U.S. Treasury Bills.
Cash provided by/ (used in) investing activities for the year ended December 31, 2009 as compared to the Year Ended December 31, 2008:
     Net cash provided by investing activities increased by $251.5 million from $252.2 million outflow at December 31, 2008 to $0.7 million at December 31, 2009.
     Restricted cash held in the trust account including short-term investments had a balance of $251.5 million and $252.2 million as of December 31, 2009 and 2008, respectively. Out of this amount, cash held in the trust account amounted to $0 as of December 31, 2009 and 2008, respectively, and the balance amount was related to U.S. Treasury Bills. Following the completion of the IPO, at least 99.1% of the gross proceeds, after payment of certain amounts to the underwriters, were held in the trust account and invested in U.S. Treasury Bills. Our agreement with the trustee required that the trustee would invest and reinvest the proceeds in the trust account only in United States ‘‘government debt securities’’ within the meaning of Section 2(a), (16) of the Investment Company Act having a maturity of 180 days or less, or in money market funds meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Except with respect to interest income that could have been released to us of (i) up to $3.0 million to fund working capital requirements and (ii) any additional amounts needed to pay our income and other tax obligations, the proceeds would not be released from the trust account until the earlier of the completion of a business combination or liquidation, or for payments with respect to shares of common stock converted in connection with the vote to approve an extension period. For the years ended December 31, 2009 and 2008, the amount of $1.0 million and $0, respectively, was released to us out of the interest income earned, to fund working capital requirements.

Cash provided by financing activities for the Year Ended December 31, 2009 as compared to the Year Ended December 31, 2008:
     Net cash provided by financing activities decreased by $250.7 million from $250.7 million at December 31, 2008 to $0 at December 31, 2009.
     During the corresponding period of 2009, we did not have any financing activities.
     Cash provided by financing activities of $250.7 million for the year ended December 31, 2008 resulted from the following: (a) proceeds from issuance of warrants from us amounting to $7.6 million (these warrants were purchased by Navios Holdings at a price of $1.00 per warrant (7.6 million warrants in the aggregate) in the private placement. The proceeds from the private placement were added to the proceeds of the IPO and placed in the trust account); (b) gross proceeds of $253.0 million from the sale of 25,300,000 units on July 1, 2008 at a price of $10.00 per unit (including 10,119,999 shares of common stock subject to possible redemption); (c) proceeds from a loan of $0.5 million that we received from Navios Holdings on March 31, 2008 (the loan evidenced thereby was non-interest bearing, unsecured, and was due upon the earlier of March 31, 2009 or the completion of the IPO. We fully repaid the loan in November 2008); (d) proceeds from issuance of 8,625,000 Sponsor Units to Navios Holdings for an aggregate purchase price of $25,000 of which an aggregate of 290,000 were transferred to our officers and directors (subsequently, on June 16, 2008, Navios Holdings agreed to return to the us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled and, accordingly, the initial stockholders owned 6,325,000 Sponsor Units, and (e) payments for underwriters’ discount and offering cost of $9.9 million.
Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009
Expressed in thousands of U.S. dollars	(unaudited)	(unaudited)
Net Cash from Operating Activities	$11,479	$—
Net increase in operating assets	1,579	—
Net decrease/(increase) in operating liabilities	(5,269)	—
Net interest cost	15,230	—
Deferred finance charges	(3,456)	—
Transaction costs	2,400	—

Adjusted EBITDA	$21,963	$—

Adjusted EBITDA: Adjusted EBITDA represents net loss plus interest and finance costs and depreciation and amortization and non-cash transaction costs for the VLCC Acquisition and share based compensation. Adjusted EBITDA is included because it is used by certain investors to measure a company’s financial performance. Adjusted EBITDA is a “non–GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     Adjusted EBITDA is presented to provide additional information with respect to Navios Acquisition’s ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
     Adjusted EBITDA for the year ended December 31, 2010 was $22.0 million as result of $33.6 million of revenue from vessel operations and $0.4 million related to other income which was partially offset by: (a) $9.8 million of management fees; (b) $0.4 million voyage expenses; and (c) $1.9 million of general and administrative expenses.

Long-Term Obligations and Credit Arrangements
     8 5/8% First Priority Ship Mortgage Notes
     On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc.(“Navios Acquisition Finance”), its wholly owned finance subsidiary, completed the sale of $400.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. The Notes are secured by first priority ship mortgages on six VLCC vessels aggregating approximately 1.8 million dwt owned by certain subsidiary guarantors. The Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries. Following the issuance of the Notes and net proceeds raised of $388.9 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343.8 million, and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility.
     The Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries are 100% owned. The Company does not have any independent assets or operations.
     The Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. In addition, we filed a registration statement for the Notes which became effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Notes were exchanged.
     Credit Facilities
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010 $107.2 million was drawn under this facility.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $36.2 million was drawn under this facility.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, the outstanding amount under this facility was $50.2 million.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loan is secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of December 31, 2010, the outstanding amount under this facility was $80.0 million.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of December 31, 2010, the outstanding amount under this facility was $12.4 million and interest accrued under this facility is $0.1 million, is included under amounts due to related parties.
     Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million, each with a final balloon payment of $15.1 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and

(ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2010 was $22.8 million.
     Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.0, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $13.0 million was drawn ($6.5 million from each of the two tranches).
     The VLCC Acquisition Credit Facilities
     On September 10, 2010, the Company consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, the Company entered into, assumed and supplemented the VLCC Acquisition Credit Facilities described below. The VLCC Acquisition Credit Facilities were fully repaid and terminated with the proceeds of the Notes on October 21, 2010.
     In connection with the full repayment of the VLCC facilities of $343.8 million Navios Acquisition paid prepayment fees and breakage cost of $2.5 million and wrote-off unamortized deferred financing costs of $2.9 million. The total amount of $5.4 million was expensed in the Statement of Income.
     On December 12, 2006, a loan of $82.9 million was obtained from HSH Nordbank AG. The loan was secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56.1 million and was repayable in one installment of $2.2 million, one installment of $1.9 million, 12 installments of $2.0 million, eight installments of $1.5 million and four installments of $2.0 million after the prepayment of $8.0 million on September 13, 2010. Payments were to be made quarterly until the tenth anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8.0 million held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as the facility was repaid through the issuance of the Notes on October 21, 2010.
     On September 5, 2007, a syndicated loan of $65.0 million was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54.7 million and was repayable in one installment of $0.90 million, four installments of $0.95 million, four installments of $1,0 million, four installments of $1.08 million, four installments of $1.15 million four installments of $1.2 million, seven installments of $1.25 million and a balloon payment of $23.55 million payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as it was repaid through the issuance of the Notes on October 21, 2010.
     On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.9 million and was repayable in three installments of $1.6 million, eight installments of $1.7 million, four installments of $1.8 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $10.4 million payable together with the last installment. Payments are to be made quarterly until the tenth anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of December 31, 2010 was $0 million, since it was repaid through the issuance of the Notes on October 21, 2010.
     On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.8 million and was payable in two installments of $1.6 million, four installments of $1.6 million, four installments of $1.7 million, four installments of $1.9 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $12.1 million together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0, as it was repaid through the issuance of the Notes on October 21, 2010.

     On May 16, 2007, a syndicated loan in the amount of $62.0 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38.8 million and was repayable in three installments of $1.9 million, four installments of $2.1 million, four installments of $2.2 million and three installments of $2.4 million together with a balloon payment of $8.9 million. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0, since the facility was repaid through the issuance of the Notes on October 21, 2010.
     On March 26, 2010, a loan facility of $90.0 million was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90.0 million. The loan was secured by the Shinyo Saowalak together with security interests in related assets and was repayable by 12 installments of $1.8 million, 12 installments of $2.0 million and 16 installments of $2.8 million. The first repayment was to be made on September 21, 2010 with the last installment to be paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of December 31, 2010 was $0, since the facility was paid in full on October 21, 2010 through the issuance of the Notes.
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
F. Contractual Obligations and Contingencies
     The following table summarizes our long-term contractual obligations as of December 31, 2010:

		Payments due by period
	Less than			More than
(In thousands of U.S. dollars)	1 year	1-3 years	3-5 years	5 years	Total
Long term debt obligations(1)	$5,086	$91,198	$13,172	$599,962	$709,418
Loans due to related parties (2)	$—	$12,391	—	—	12,391
Vessel deposits (3)	132,727	115,708	—	—	248,435

Total contractual obligations	$137,813	$219,297	$13,172	$599,962	$970,244

1.	The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.50% to 3.00% per annum. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.50% to 3.00% per annum.

2.	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 3.00% per annum.

3.	Future remaining contractual deposits for the one chemical tanker vessel, the one VLCC vessel, the seven MR2 product tanker vessels and the four LR1 product tanker vessels to be delivered in various dates through December 2012.
Critical Accounting Policies
     Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to Consolidated Financial Statements, included herein.
     Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Vessels, Net: Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses and interest costs while under construction. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The Company estimates the residual values of its tanker vessels based on a scrap value of $285 per lightweight ton, as it believes this level is common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Impairment of Long Lived Assets: Vessels, and certain identifiable intangibles held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     For the year ended December 31, 2010, management of Navios Acquisition, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.
     Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.

     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the charter periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
     Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
     Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
     Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
     Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.
     The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then a goodwill impairment is recognized by writing the goodwill down to its implied fair value.
     Navios Acquisition has one reporting unit. No impairment loss was recognized for any of the periods presented.
     Intangibles other than goodwill: Navios Acquisitions’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.
     The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2010, there is no impairment of intangible assets.
     Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Recent Accounting Pronouncements
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (the “FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Acquisition for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Acquisition adopted these new requirements in the first quarter of fiscal 2010.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Acquisition beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Acquisition will continue to consider the impacts of this new guidance on an on-going basis.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Navios Acquisition adopted these new requirements in fiscal 2010.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	46	Chairman, Chief Executive Officer and Director
Ted C. Petrone	56	President and Director
Nikolaos Veraros, CFA	41	Director
John Koilalous	80	Director
Leonidas Korres	35	Chief Financial Officer
Brigitte Noury	64	Director
Anna Kalathakis	40	Director, Senior Vice President — Legal Risk Management
George Galatis	48	Director
Vasiliki Papaefthymiou	42	Secretary
     Angeliki Frangou has been our Chairman and Chief Executive Officer since inception. Ms. Frangou is also the Chairman and Chief Executive Officer of Navios Holdings, our major stockholder, and, since August 2007, Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee, and member of the Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.
     Ted C. Petrone has been our President and a member of our Board of Directors since March 2008. He has also been a director of Navios Holdings since May 2007, having become President of Navios Corporation (Navios Holdings’ predecessor entity) in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 33 years, 30 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.
     Nikolaos Veraros, CFA, has been a member of our Board of Directors since June 2008. Mr. Veraros is a senior analyst at Investments & Finance Ltd., where he has worked since August 2001, and also from June 1997 to February 1999. From March 1999 to August 2001, Mr. Veraros worked as a senior equity analyst for National Securities, S.A., a subsidiary of National Bank of Greece. He is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. Mr. Veraros received his Bachelor of Science degree in Business Administration from the Athens University of Economics and Business and his Master of Business Administration degree in Finance/Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester.
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
     Leonidas Korres has been our Chief Financial Officer since April 2010, and previously our Senior Vice President for Business Development since January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June

2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his Master’s degree in Finance from the University of London.
     Brigitte Noury has been a member of our board of directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management — Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. She also served as Vice President — Shipping at Banque Indosuez from 1987 to 1989. Before that Ms. Noury served as financial controller at Banque Internationale pour l’Afrique Occidentale (further acquired by BNP Paribas). Ms. Noury received a Master of Economic Sciences degree and a Diploma in Business Administration from the University of Dijon.
     Anna Kalathakis has been a member of our board of directors and Senior Vice President—Legal Risk Management since May 2010. Ms. Kalathakis has been Senior Vice President—Legal Risk Management of Navios Maritime Holdings Inc. since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She studied International Relations at Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.
     George Galatis has served as a member of our board of directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project Development since 1999. Mr Galatis has also served as a Technical Manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis has served as an Engineer, Technical Manager and Product Manager in various shipping companies in the United States and the UK. Mr. Galatis is a mechanical engineer and holds a bachelor degree in Mechanical Engineering and master’s degree in Robotics from the University of Newcastle upon Tyne.
     Vasiliki Papaefthymiou was appointed our Secretary since inception. Ms. Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since August 25, 2005, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.
B. Executive compensation
Board Classes
     Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous, George Galatis and Brigitte Noury, will expire at our 2012 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2013 annual meeting of stockholders, as their term was renewed for three years during our 2010 annual meeting. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2011 annual meeting.
Director Independence
     Our board of directors has determined that Messrs. Veraros, Koilalous and Ms. Noury are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.
Executive Compensation
     Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our board of directors.

     No executive officer has received any cash compensation for services rendered and no compensation of any kind, including finder’s and consulting fees, were paid to our initial stockholders, officers, directors or any of their respective affiliates. Nor has Navios Holdings or, our officers, directors or any of their respective affiliates received any cash compensation for services rendered prior to or in connection with a business combination, except that our independent directors were entitled to receive $50,000 in cash per year, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. However, all of these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.
     In January 2010, we announced the appointment of Leonidas Korres as our Senior Vice President— Business Development. Pursuant to an agreement between us and Navios Holdings, the compensation of Mr. Korres up to the amount of €65,000 was to be paid by Navios Holdings, provided that if we completed a business combination, then we would reimburse such amounts to Navios Holdings immediately following the completion of the business combination.
C. Board Practices
Board committees
     Our board of directors has an audit committee and a nominating committee. Our board of directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers.
Audit committee
     Our audit committee consists of Messrs. Veraros, Koilalous and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.
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
Nominating committee
     A nominating committee of the board of directors has been established, which consists of Messrs. Veraros, Koilalous, Galatis, and Ms. Noury, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.
Code of conduct and ethics
     We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange.
Conflicts of Interest
Stockholders and potential investors should be aware of the following potential conflicts of interest:
•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings and Navios Partners.

•	Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings and Navios Partners. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, a subsidiary of Navios Holdings, and a director of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Ms. Kalathakis is Senior Vice President — Legal Risk Management of Navios Holdings.

•	We have entered a Management Agreement, expiring May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC tanker vessel for the first two years of the term of that agreement.

•	We entered into an Administrative Services Agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

•	We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

     We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.
     Navios Holdings has a significant ownership interest and control of us. As a result of Navios Holdings’ significant ownership stake in us and our common management, there are certain potential conflicts of interest, including potential competition as to acquisition targets and, after an acquisition has been consummated, potential competition and business relationships with each other.
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
     Please see “Item 7.-Major Stockholders and Related Party Transactions”.
Facilities
     We do not own any real estate or other physical property. Our headquarters are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38.
D. Employees
     Employees of Navios Holdings and its subsidiaries provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement; therefore Navios Acquisition does not employ additional stuff.
     Navios Acquisition crews its vessels primarily with Greek, German, Filipino and Indian officers and Croatian, Filipino, Indian and Ukrainian seamen. Navios Acquisition’s Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.
     Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7.-Major Stockholders and Related Party Transactions”.
E. Share Ownership
     The following table sets forth certain information regarding beneficial ownership, as of March 10, 2011, of our common stock by Navios Holdings, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.
     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Percentage
	Amount of	of
	Beneficial	Common
Name and Address of Beneficial Owner(1)	Ownership	Stock
Navios Maritime Holdings Inc.(2)	26,007,551 (2)	53.7%
Angeliki Frangou(3)	1,902,628	3.9%
Ted C. Petrone	*	*
Nikolaos Veraros	*	*
George Galatis	—	*
John Koilalous	*	*
Birgitte Noury	—	*
Anna Kalathakis	—	*
All of our officers and directors as a group(3)	2,025,275	4.2%

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.

(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.

(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.
Item 7. Major Stockholders and Related Party Transactions
A. Major Stockholders
     The following table sets forth the beneficial ownership, as of March 10, 2011, of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 48,410,572 shares of common stock outstanding as of March 10, 2011 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of March 10, 2011 through the exercise of any right.

	Amount
	of Beneficial	Percentage of
Name of Beneficial Owner	Ownership	Common Stock
Navios Maritime Holdings Inc.(1)	26,007,551	53.7%

(1)	The business address of the reporting person is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The foregoing information was derived on a Schedule 13D/A filed with the SEC on September 15, 2010.
B. Related Party Transactions
     On March 18, 2008, Navios Acquisition issued 8,625,000 Sponsor Units, to its sponsor, Navios Holdings, for $25,000 in cash, at a purchase price of approximately $0.003 per unit.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to Navios Acquisition’s officers and directors. The Sponsor Units vested upon the consummation of Navios Acquisition’s initial business combination. As such, on May 28, 2010, Navios Acquisition recorded an expense of $2.1 million representing the fair value of the units on that date with an equal increase in the Company’s Additional Paid in Capital.
     On June 16, 2008, Navios Holdings returned to Navios Acquisition an aggregate of 2,300,000 Sponsor Units, which Navios Acquisition cancelled. Accordingly, Navios Acquisition’s initial stockholders owned 6,325,000 Sponsor Units as of such date. As of December 31, 2010, all of the warrants underlying the Sponsor Units had been exercised for cash into shares of common stock.
     On July 1, 2008, Navios Acquisition closed its IPO of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253.0 million. Simultaneously with the closing of the IPO, Navios Acquisition consummated a private placement of 7,600,000 Private Placement Warrants at a purchase price of $1.00 per warrant to Navios Holdings.

The IPO and the private placement generated gross proceeds to Navios Acquisition in an aggregate amount of $260.6 million. As of December 31, 2010, all 7,600,000 of the Private Placement Warrants had been exercised for cash into shares of common stock.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from Navios Acquisitions’ investments held in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings and is consolidated into its financial statements.
     In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of December 31, 2010, the outstanding amount under this facility was $12.4 million and interest accrued under this facility is $0.1 million, is included under amounts due to related parties.
The Management Agreement
     We have entered into a five-year Management Agreement with the Manager, pursuant to which Manager will provide certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.
The commercial and technical management services will include:
•	the commercial and technical management of vessels: managing day-to-day vessel operations including negotiating charters and other employment contracts for the vessels and monitoring payments thereunder, ensuring regulatory compliance, arranging for the vetting of vessels, procuring and arranging for port entrance and clearance, appointing counsel and negotiating the settlement of all claims in connection with the operation of each vessel, appointing adjusters and surveyors and technical consultants as necessary, and providing technical support;

•	vessel maintenance and crewing: including the supervision of the maintenance and general efficiency of vessels and ensuring the vessels are in seaworthy and good operating condition, arranging our hire of qualified officers and crew, arranging for all transportation, board and lodging of the crew, negotiating the settlement and payment of all wages; and

•	purchasing and insurance: purchasing stores, supplies and parts for vessels, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and war risk and oil pollution insurance).
     The initial term of the Management Agreement will expire May 28, 2015. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years of the term of that agreement, with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels.
     The Management Agreement may be terminated prior to the end of its initial term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of Navios Acquisition. In addition, the Management Agreement may be terminated by us or by the Manager upon 120-day’s notice if:

•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Management Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.
     Furthermore, at any time after the first anniversary of the Management Agreement, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365-day’s notice for any reason other than those described above.
     In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:
•	time spent on insurance and salvage claims;

•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;

•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;

•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilders or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);

•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;

•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;

•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;

•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and

•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.
     Under the Management Agreement, neither we nor the Manager will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement by reason of any cause beyond our or its reasonable control.
     In addition, the Manager will have no liability for any loss arising in the course of the performance of the commercial and technical management services under the Management Agreement unless and to the extent that such loss is proved to have resulted solely from the fraud, gross negligence or willful misconduct of the Manager or its employees, in which case (except where such loss has resulted from the Manager’s intentional personal act or omission and with knowledge that such loss would probably result) the Manager’s liability will be limited to $3.0 million for each incident or series of related incidents.
     Further, under our Management Agreement, we have agreed to indemnify the Manager and its employees and agents against all actions that may be brought against them under the Management Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, or otherwise relating to pollution or the environment, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such action; provided, however, that such indemnity excludes any or all losses which may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents, or any breach of the Management Agreement by the Manager.
The Administrative Services Agreement
     We have entered into an Administrative Services Agreement, expiring May 28, 2015, with the Manager, pursuant to which the Manager will provide certain administrative management services to us.
     The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-day’s notice if there is a change of control of the Manager or by the Manager upon 120-day’s notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-day’s notice if:
•	the other party breaches the agreement;

•	a receiver is appointed for all or substantially all of the property of the other party;

•	an order is made to wind up the other party;

•	a final judgment or order that materially and adversely affects the other party’s ability to perform the Administrative Services Agreement is obtained or entered and not vacated or discharged; or

•	the other party makes a general assignment for the benefit of its creditors, files a petition in bankruptcy or liquidation or commences any reorganization proceedings.
     Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-day’s notice for any reason other than those described above.
     The administrative services will include:
•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;

•	advisory services: assistance in complying with United States and other relevant securities laws;

•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and

•	integration of any acquired businesses.
     We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.
     Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or wilful misconduct of the Manager or its employees or agents.
Registration Rights
     Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the IPO, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants), the co-investment shares and any shares of common stock purchased pursuant to the limit orders described above are entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights.. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us. In addition, we have registered the 1,894,918 shares of common stock issued in connection with the VLCC Acquisition. The resale registration statement became effective on January 19, 2011. In addition, we filed for a registration statement of the Notes which became effective on January 31, 2011.
The Acquisition Omnibus Agreement
     We have entered an Acquisition Omnibus Agreement with Navios Holdings and Navios Partners. The following discussion describes certain provisions of the Acquisition Omnibus Agreement.
Noncompetition
     Navios Holdings and Navios Partners agree not to acquire, charter-in or own Liquid Shipment Vessels (as hereinafter defined). For purposes of the Acquisition Omnibus Agreement, “Liquid Shipment Vessels” means vessels intended primarily for the sea going shipment of liquid products, including chemical and petroleum-based products, except for container vessels and vessels that will be employed primarily in operations in South America. This restriction will not prevent Navios Holdings or any of its controlled affiliates or Navios Partners (other than us and our subsidiaries) from:
(1) acquiring a Liquid Shipment Vessel(s) from us for fair market value;
(2) acquiring a Liquid Shipment Vessel(s) as part of the acquisition of a controlling interest in a business or package of assets and owning those vessels; provided, however, that:
(a) if less than a majority of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Navios Partners, as the case may be, must offer to sell a Liquid Shipment Vessel(s) and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer a Liquid Shipment Vessel(s) and related charters to us separately from the acquired business; and
(b) if a majority or more of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Partners, as the case may be, shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings or Navios Partners, as the case may be, if we wish to acquire such a Liquid Shipment Vessel(s) and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings or Navios Partners, as the case may be, acquiring a Liquid Shipment Vessel(s) and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.
(3) acquiring a non-controlling interest in any company, business or pool of assets;
(4) acquiring or owning a Liquid Shipment Vessel(s) and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;
(5) acquiring or owning a Liquid Shipment Vessel(s) subject to the offers to us described in paragraphs (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;
(6) providing ship management services relating to any vessel whatsoever, including to a Liquid Shipment Vessel(s) owned by the controlled affiliates of Navios Holdings; or
(7) acquiring or owning a Liquid Shipment Vessel(s) if we have previously advised Navios Holdings or Navios Partners, as the case may be, that we consent to such acquisition, or if we have been offered the opportunity to purchase such vessel pursuant to the Acquisition Omnibus Agreement and failed to do so.
     If Navios Holdings or Navios Partners, as the case may be, or any of their respective controlled affiliates (other than us or our subsidiaries) acquires or owns a Liquid Shipment Vessel(s) pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.
     In addition, under the Acquisition Omnibus Agreement we have agreed, and will cause our subsidiaries to agree, not to acquire, own, operate or charter drybulk carriers (“Drybulk Carriers”). Pursuant to an agreement between them, Navios Holdings and Navios Partners may be entitled to a priority over each other depending on the class and charter length of any Drybulk Carrier. This restriction will not:
(1) prevent us or any of our subsidiaries from acquiring a Drybulk Carrier(s) and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels; provided, however, that:
(a) if less than a majority of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we must offer to sell such Drybulk Carrier(s) and related charter to Navios Holdings or Navios Partners, as the case may be, for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Drybulk Carrier(s) and related charter(s) to Navios Holdings or Navios Partners, as the case may be, separately from the acquired business; and (b) if a majority or more of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we shall notify Navios Holdings or Navios Partners, as the case may be, in writing of the proposed acquisition. Navios Holdings or Navios Partners, as the case may be, shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Drybulk Carrier(s) forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Drybulk Carrier assets forming part of that business or package of assets. If Navios Holdings and Navios Partners do not notify us of its intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.
(2) prevent us or any of our subsidiaries from owning, operating or chartering a Drybulk Carrier(s) subject to the offer to Navios Holdings or Navios Partners described in paragraph (1) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or
(3) prevent us or any of our subsidiaries from acquiring, operating or chartering a Drybulk Carrier(s) if Navios Holdings and Navios Partners has previously advised us that it consents to such acquisition, operation or charter, or if they have previously been offered the opportunity to purchase such Drybulk Carrier(s) and have declined to do so.
     If we or any of our subsidiaries owns, operates and charters Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Rights of First Offer
     Under the Acquisition Omnibus Agreement, we and our subsidiaries will grant to Navios Holdings and Navios Partners, as the case may be, a right of first offer on any proposed sale, transfer or other disposition of any of our Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Holdings and Navios Partners will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Liquid Shipment Vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
     Prior to engaging in any negotiation regarding any vessel disposition with respect to a Liquid Shipment Vessel(s) with a non-affiliated third party or any Drybulk Carrier(s) and related charter, we, Navios Holdings, or Navios Partners, as the case may be, will deliver a written notice to the other parties setting forth the material terms and conditions of the proposed transaction. During the 15-day period after the delivery of such notice, we, Navios Holdings or Navios Partners, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 15-day period, we or Navios Holdings or Navios Partners, as the case may be, will be able within the next 180 calendar days to sell, transfer or dispose of the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Navios Holdings, as the case may be, than those offered pursuant to the written notice.
     Upon a change of control of Navios Partners, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to Navios Partners, but shall remain binding on us and Navios Holdings. Upon a change of control of Navios Holdings, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement shall terminate; provided, however, that in no event shall the noncompetition and the rights of first refusal terminate upon a change of control of Navios Holdings prior to the fourth anniversary of the Acquisition Omnibus Agreement. Upon change of control of us, the noncompetition and the right of first offer provisions of the Acquisition Omnibus Agreement will terminate immediately as to all parties of the Acquisition Omnibus Agreement.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements: See Item 18.
Legal Proceedings
     To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacities as such.
Dividend Policy
     At the present time, Navios Acquisition intends to retain most of its available earnings generated by operations for the development and growth of the business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Acquisitions’ cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long Term Debt Obligations and Credit Arrangements.”)
     On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend was paid on January 12, 2011 to shareholders of record as of December 8, 2010.
     On February 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per common share payable on April 5, 2011 to stockholders of record as of March 16, 2011.

B. Significant Changes
     Not Applicable.
Item 9. Listing Details
     Our listing of securities are traded on the New York Stock Exchange and comprised of units under the symbol “NNA.U”, of common stock and warrants under the symbols “NNA” and “NNA.WS”, respectively.
     The following table sets forth the high and low closing sales prices of Navios Acquisition’s units, common stock and warrants on the New York Stock Exchange.

			Price Range
	Price Range		Common		Price Range
	Units		Stock		Warrants
	High	Low	High	Low	High	Low
Year Ended:
December 31, 2010	$11.54	$4.96	$9.95	$3.84	$1.58	$0.45
December 31, 2009	$10.55	$8.61	$9.90	$8.57	$0.81	$0.16
December 31, 2008(1), (2)	$10.20	$8.40	$9.40	$8.08	$1.05	$0.14
Quarter Ended
March 31, 2011 through March 10, 2011	$4.96	$4.96	$4.55	$3.99	$0.80	$0.43
December 31, 2010	$8.31	$4.96	$5.80	$3.84	$1.40	$0.68
September 30, 2010	$8.81	$8.31	$6.85	$5.50	$1.43	$1.00
June 30, 2010(2)	$11.54	$8.81	$9.95	$6.38	$1.58	$0.64
March 31, 2010	$10.32	$10.11	$9.90	$9.79	$0.68	$0.45
December 31, 2009	$10.55	$9.73	$9.90	$9.61	$0.76	$0.52
September 30, 2009	$10.05	$9.47	$9.60	$9.37	$0.81	$0.40
June 30, 2009	$9.47	$9.10	$9.36	$9.03	$0.48	$0.18
March 31, 2009	$9.20	$8.61	$9.07	$8.57	$0.20	$0.16
Month Ended
March 31, 2011 through March 10, 2011	$4.96	$4.96	$4.20	$3.99	$0.62	$0.55
February 28, 2011	$4.96	$4.96	$4.41	$4.00	$0.55	$0.55
January 31, 2011	$4.96	$4.96	$4.55	$3.99	$0.80	$0.43
December 31, 2010	$6.46	$4.96	$4.33	$3.84	$1.35	$0.68
November 30, 2010	$8.00	$6.85	$5.80	$4.57	$1.35	$1.31
October 31, 2010	$8.31	$8.00	$5.59	$5.45	$1.40	$1.25

(1)	Period beginning July 1, 2008.

(2)	The Company completed its initial vessel acquisition on May 28, 2010. Prior to such date, the Company was not an operating company and, accordingly, prices prior to such date may not be meaningful.
Item 10. Additional Information
A. Share Capital
     Not applicable.

B. Memorandum and Articles of Association
     Please refer to the filings on Form 6-K (file number 001-34104) filed with the Securities and Exchange Commission: Exhibit 99.9 of Form 6-K filed on June 4, 2010, Exhibit 3.1 of Form 6-K filed on February 10, 2011, Exhibit 1.1 of Form 6-K filed on September 10, 2010 and Exhibit 1.1 of Form 6-K filed on November 9 2010, which the Company hereby incorporates by reference.
C. Material Contracts
     Please refer to Item 4.A and 4.B for a discussion of our vessel purchase agreements and to Item 5. for a discussion of our debt facilities and outstanding notes. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.
D. Exchange controls
     Under the laws of the of the Marshall Islands, Cayman Islands, Hong Kong and the British Virgin Islands, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.
E. Taxation of Holders
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
Marshall Islands Tax Considerations
     Navios Acquisition is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios Acquisition is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Navios Acquisition to its stockholders.
Material U.S. Federal Income Tax Consequences
     The following discussion addresses the U.S. federal income tax consequences relating to the purchase, ownership and disposition of Navios Acquisition common stock by U.S. Holders (as defined below) that hold such shares. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No party has sought or will seek any rulings from the IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way constitutes an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.
     The U.S. federal income tax consequences to a holder of Navios Acquisition common stock may vary depending upon such stockholder’s particular situation or status. This discussion is limited to holders of Navios Acquisition common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to holders of shares who are subject to special treatment under U.S. federal income tax laws, including but not limited to: Non-U.S. Holders (as defined below); dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding their Navios Acquisition shares as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding their Navios Acquisition shares through partnerships, trusts or other entities; U.S. persons whose functional currency is not the U.S. dollar; stockholders who will be restricted from seeking conversion rights with respect to more than 10% of the public shares; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.
     For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Navios Acquisition shares that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to United States federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a U.S. trust on August 19, 1996 and validly elected to continue to be treated as a U.S. trust). Stockholders may want to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Navios Acquisition shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
     For purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, an individual, trust, or corporation that is a beneficial owner of Navios Acquisition shares, who is not a U.S. Holder.
U.S. Federal Income Taxation of Navios Acquisition
Taxation of Operating Income: In General
     Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. Navios Acquisition is not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.
     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax. In the absence of exemption from tax under Section 883 of the Code, Navios Acquisition’s gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income From U.S. Federal Income Taxation
     In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax (each as described below) on its U.S.-source shipping income.
     Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:
          1. we and each of our vessel-owning subsidiaries are organized in a foreign country (“country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and
          2. either:
          •  more than 50% of the value of our stock is owned, directly or indirectly, for at least half the number of days during the taxable year by (i) individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, (ii) non-U.S. corporations that meet the “Publicly Traded Test” discussed below and are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States or (iii) certain other qualified persons described in the applicable regulations, which we refer to as the “50% Ownership Test,” or
          •  our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”
     Currently, the Republic of the Marshall Islands, the jurisdiction where we are incorporated, as well as the jurisdictions where our vessel-owning subsidiaries are incorporated, namely, the Republic of the Marshall Islands, the Cayman Islands, Hong Kong and the British Virgin Islands, grant an “equivalent exemption” to U.S. corporations. Therefore, at present, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. Our ability to satisfy the 50% Ownership Test and Publicly-Traded Test is discussed below.

     The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is “primarily traded” on the New York Stock Exchange.
     Under the regulations, our stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market during the taxable year, which we refer to as the listing threshold. Since our common stock, which represents more than 50% of our outstanding shares by vote and value, is listed on the New York Stock Exchange, we currently satisfy the listing requirement.
     It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We currently satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock, which condition our common stock meets.
     Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of our common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our common stock, which we refer to as the “5% Override Rule.”
     For purposes of being able to determine the persons who owns 5% or more of our common stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company that is registered under the Investment Company Act will not be treated as a 5% Stockholder for such purposes.
     If our 5% Stockholders did own more than 50% of our common stock, then we would be subject to the 5% Override Rule unless we were able to establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the total value of each class of our stock for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Stockholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there is no guarantee that we would be able to satisfy them in all cases.
     Currently, Navios Holdings (a Marshall Islands corporation) owns more than 50% of our common stock. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we expect that we will not be subject to the 5% Override Rule by reason of Navios Holdings’ ownership of more than 50% of our common stock. In addition, we expect that Navios Holdings’ ownership of more than 50% of our common stock will enable us to satisfy the 50% Ownership Test. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that Navios Holdings’ ownership of more than 50% of our common stock will not result in our being subject to the 5% Override Rule or in our failure to satisfy the 50% Ownership Test in the future.
     In the event that Navios Holdings owned less than 50% of our common stock in the future, we do not anticipate that we would be subject to the 5% Override Rule, but there can be no assurance in this regard. In addition, in such event, it might be difficult for us to satisfy the 50% Ownership Test due to the widely held ownership of our stock.

Taxation in Absence of Exemption
     To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.
     Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% of our gross income under the 4% gross basis tax regime.
     To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
     Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
          •  we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
          •  substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.
     We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
United States Taxation of Gain on Sale of Vessels
     Regardless of whether Navios Acquisition will qualify for exemption under Section 883, Navios Acquisition will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Navios Acquisition will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
Distributions
     Subject to the discussion of passive foreign investment companies below, any distributions made by Navios Acquisition with respect to Navios Acquisition’s common stock to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of Navios Acquisition’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Navios Acquisition’s earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in their common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios Acquisition is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from Navios Acquisition. Dividends paid with respect to Navios Acquisition’s common stock will be treated as “passive category income” or, in the case of certain types of U.S. Holders, as “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
     Based upon its projected income, assets and activities, Navios Acquisition expects that it will be treated as a passive foreign investment company for the 2010 taxable year. Accordingly, the preferential tax rates for “qualified dividend income” would not be available with respect to dividends paid by Navios Acquisition to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) in 2010.

     Special rules may apply to any “extraordinary dividend,” generally, a dividend in an amount which is equal to or in excess of 10%of a stockholder’s adjusted basis (or fair market value in certain definitive, pre-determined circumstances) in a share of common stock paid by Navios Acquisition.
Sale, Exchange or Other Disposition of Common Stock
     Subject to the discussion of passive foreign investment companies below, a U.S. Holder will recognize taxable gain or loss upon a sale, exchange or other disposition (including U.S. Holders who exercise their conversion rights) of Navios Acquisition common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
     Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for United States federal income tax purposes. These consequences are discussed in more detail below. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:
          •  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
          • at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.
     For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will constitute “passive income” unless we are treated under specific rules as deriving such rental income in the active conduct of a trade or business.
     We were a PFIC for the 2008 and 2009 taxable years, and until recently we expected to remain a PFIC for the 2010 taxable year. However, as a result of a number of our vessels being placed into service in the last several months and a corresponding decline in our cash balances, based upon our actual and projected income, assets and activities, our conclusion regarding our PFIC status for the 2010 taxable year has changed. Accordingly, our U.S. counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C, is of the opinion that we should not be treated as a PFIC for United States federal income tax purposes for the 2010 taxable year and subsequent taxable years. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. However, no assurances can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. In this regard, although there is no legal authority directly on point, our counsel’s opinion with respect to the 2010 taxable year and future years is based principally on the view that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive (currently and in the future) from the chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate (currently and in the future) in connection with the production of such income, in particular, the vessels and contractual deposits for vessels to be delivered in the future, should not constitute passive assets for purposes of determining whether we are a PFIC. Our counsel believes there is substantial analogous legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income that we derive (currently and in the future) from time charters and voyage charters as services income for other tax purposes. However, there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue. The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, the IRS or a court could disagree with this position and the opinion of our counsel. The IRS or a court could take the position that the income derived by us from our chartering activities will properly be treated as rental income rather than as services income. This position could be taken if the services provided by us were insufficient to support the characterization of our chartering income as services income. If our income were treated as rental income, then such income would be treated as passive income for purposes of the PFIC rules. Moreover, the IRS or a court could take the position that contractual deposits for vessels to be delivered in the future constitute passive assets. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any future taxable year, we cannot assure you that the nature of our operations will not change in the future.
     U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us. As discussed more fully below, if we are treated as a PFIC for the 2010 taxable year or any subsequent taxable year, a U.S. Holder would be subject to certain adverse U.S. federal income tax consequences as discussed below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” A U.S. Holder owning shares in a PFIC (or a corporation that might be treated as a PFIC) may be able to mitigate the adverse tax consequences of PFIC status by making certain elections, such as an election to treat the PFIC as a “Qualified Electing Fund,” which election we refer to as a “QEF election,” or a “mark-to-market” election with respect to the PFIC’s common stock, both as discussed below. U.S. Holders should be aware that a QEF election or a “mark-to-market” election is made on a shareholder-by-shareholder basis, and once made, can only be revoked with the consent of the IRS.
     A U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder (1) recognizes gain on the direct or indirect disposition of the common stock, (2) receives certain direct or indirect distributions from us, or (3) makes any of certain reportable elections (including a “mark-to-market” election or a “QEF” election, each as defined below). U.S. Holders should also be aware that, pursuant to recently enacted legislation, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. The IRS has advised that it is developing further guidance regarding the PFIC reporting obligations imposed by recent legislation and that, in the meantime, U.S. Holders that were not otherwise required to file an annual report prior to March 18, 2010, will not be required to file an annual report as a result of such legislation for taxable years beginning before March 18, 2010. In the event a U.S. Holder fails to file a required information report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in the common stock.
     Taxation of U.S. Holders Making a Timely QEF Election
     If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (as long term capital gain), if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder will generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would generally make a QEF election with respect to any year that we are a PFIC by timely filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. For any taxable year as to which we are aware that we are to be treated as a PFIC, upon request, we will provide a U.S. Holder with all necessary information in order to make the QEF election described above. A QEF election will not apply to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to tax consequences of a QEF election with respect to us, and how to make a timely election.
     It should be noted that the beneficial effect of a QEF election may be substantially diminished if such election is not made in the first year of the U.S. Holder’s holding period in which we are a PFIC.
     Taxation of U.S. Holders Making a “Mark-to-Market” Election
     Alternatively, if we are treated as a PFIC for the 2010 taxable year or any future taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and timely files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock held by the U.S. Holder at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in the U.S. Holder’s income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss amount. Any gain recognized by the U.S. Holder on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized by the U.S. Holder on the sale, exchange or other disposition of our common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election will not apply to our common stock held by a U.S. Holder in any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to our common stock and how to make a timely election.

     It should be noted that the beneficial effect of a “mark-to-market” election may be substantially diminished if such election is not made in the first year of the U.S. Holder’s holding period in which we are a PFIC.
     Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
     If we are treated as a PFIC for the 2010 taxable year or any future taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:
     •  the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;
     •  the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
     •  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
     Moreover, (i) any dividends received by a non-corporate U.S. Holder in a year in which we are a PFIC (or in which we were a PFIC in the preceding year) will not be treated as “qualified dividend income” and will be subject to tax at rates applicable to ordinary income and (ii) if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Non-electing U.S. Holders are encouraged to consult their tax advisers regarding the application of the PFIC rules to their specific situations.
     A Non-Electing U.S. Holder that wishes to make a QEF election, but that did not make a timely QEF election for the first year in such holder’s holding period for which we were a PFIC, may be able to make a special “purging election” pursuant to Section 1291(d) of the Code. Pursuant to this election, a Non-Electing U.S. Holder would be treated as selling our common stock for fair market value on the first day of the taxable year for which the subsequent year QEF election is made. Any gain on such deemed sale would be subject to tax as discussed above. Non-Electing U.S. Holders are encouraged to consult their tax advisers regarding the availability of a “purging election” as well as other available elections.
     If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our counsel’s opinion that we should not be a PFIC for the 2010 taxable year and subsequent taxable years, there is no assurance that our position and our counsel’s opinion is correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.
     Certain Information Reporting Requirements
     Pursuant to recently enacted legislation, effective for tax years beginning after March 18, 2010, individuals who are U.S. Holders, and who hold “specified foreign financial assets” (as defined in section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations under this legislation.
     U.S. Backup Withholding Tax and Related Information Reporting Requirements

     In general, dividend payments and payments of proceeds from the disposition of the common stock made to you may be subject to information reporting requirements. Such payments may also be subject to backup withholding tax (currently at a rate of 28% and scheduled to increase to 31% in 2011) if you are a non-corporate U.S. Holder and you:
     •  fail to provide an accurate taxpayer identification number;
     • are notified by the IRS that you are subject to backup withholding because you have previously failed to report all interest or dividends required to be shown on your federal income tax returns; or
     •  fail to comply with applicable certification requirements.
     Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by timely filing a refund claim with the IRS.
NON-UNITED STATES TAX CONSIDERATIONS
United States Federal Income Taxation of Non-U.S. Holders
     A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.
Dividends on Common Stock
     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios Holdings common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In the event that Navios Holdings were to be taxed as a United States corporation, dividends received by Non-U.S. Holders could be subject to United States withholding tax. See discussion above under “United States Tax Consequences Taxation of Operating Income: In General”.
Sale, Exchange or other Disposition of Common Stock
     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios Holdings’ common stock, unless:
•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or is otherwise treated as a United States resident for income tax purposes and other conditions are met.
     If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if the shareholder is a corporate Non-U.S. Holder, the shareholder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of thirty percent (30%), or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
     In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate U.S. Holder and:
•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder’s federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
     Non-US Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-8IMY, as applicable.
     If the shareholder is a Non-U.S. Holder and sells the Non-U.S. Holder’s common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.
     The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.
     The discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code. Such taxpayers include non-US persons, insurance companies, tax-exempt entities, dealers in securities, banks and persons who acquired their shares of capital stock pursuant to the exercise of employee options or otherwise as compensation.
F. Dividends and paying agents
     Not applicable.
G. Statements by experts
     Not applicable.
H. Documents on display
     We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.
I. Subsidiary information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risks
Foreign Exchange Risk
     Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2010, the value of U.S. dollar increased by approximately 8.2% as compared to the Euro.

Interest Rate Risk
     As of December 31, 2010, Navios Acquisition had a total of $721,809 in long-term indebtness. The debt is U.S. dollar-denominated, except for the Notes. Borrowings under our credit facilities bear interest at rates based on a premium over U.S.$ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2010, we paid interest on our outstanding debt at a weighted average interest rate of 3.3%. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2010 by $1.7 million.
Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2010, we had six charter counterparties, the most significant of which were DOSCO, Jacob Tank Chartering GMBH & Co. KG, Blue Light Chartering Inc., Formosa Petrochemical Corporation and SK Shipping Company Limited, and which counterparties accounted for approximately 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of our total revenue.
Inflation
     Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds
     None.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
     The management of the Company, with the participation of the CEO and the CFO, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, the management concluded that the disclosure controls and procedures were effective as of December 31, 2010.
     Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B. Management’s annual report on internal control over financial reporting
     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Acquisition’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.
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
Item 16A. Audit Committee Financial Expert
     Our audit committee consists of three independent directors, Messrs. Veraros and Koilalous, and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an ‘‘audit committee financial expert,’’ as such term is defined by the SEC. Mr. Veraros is independent under applicable NYSE and SEC standards.
Audit Committee
     The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from Navios Acquisition. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.
     The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2010 and 2009.
Item 16B. Code of Ethics
     We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange. The code is available for review on our website at http://www.navios-acquisition.com.

Item 16C. Principal Accountant Fees and Services
Audit Fees
     Our principal accountants for fiscal year 2010 were PricewaterhouseCoopers S.A and for fiscal year 2009 Rothstein, Kass & Company, P.C. The audit fees for the audit of each of the years ended December 31, 2010 and 2009 were $0.4 million and $0.3 million, respectively.
Audit-Related Fees
There were no audit-related fees billed in 2010 and 2009.
Tax Fees
     There were no tax fees billed in 2010 and 2009.
Other Fees
     There were no other fees billed in 2010 and 2009.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.
     Please read “Item 7. — Major Stockholders and Related Party Transactions”.
Item 16F. Change in Registrant’s Certifying Accountant
     This information required to be disclosed to this Item 16F was previously reported in a Form 6-K filed with the SEC on July 21, 2010.
Item 16G. Corporate Governance
     Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, we have voluntarily adopted all of the New York Stock Exchange required practices, except we do not have (i) a compensation committee consisting of independent directors or (ii) a compensation committee charter specifying the purpose and responsibilities of the compensation committee. Instead, all compensation decisions are currently made by a majority of our independent board members
Item 17. Financial Statements
     See Item 18.
Item 18. Financial Statements
     See index to Financial Statements on page F-1.

Item 19. Exhibits

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4
Credit Agreement, dated April 7, 2010 among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

2.5
Credit Agreement, dated April 8, 2010 among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

2.6	Form of Revolving Credit Facility with Marfin Egnatia Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

2.7
Facility Agreement, dated May 28, 2010 among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Nederland) N.V. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

2.8
Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

2.8
Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.10	Indenture dated October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on October 26, 2010, and hereby incorporated by reference.)

2.11	Facility Agreement, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.12
Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.13	Facility Agreement dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on December 15, 2010, and hereby incorporated by reference.)

2.14	First Supplemental Indenture dated November 9, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on December 22, 2010, and hereby incorporated by reference.)

Exhibit No.	Description
4.1
Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan, dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amendment to Buyback Agreement, dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.4	Amended Co-Investment Shares Subscription Agreement, dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5
Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6
Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7
Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8
Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.9
Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Underwriting Agreement dated November 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 19, 2010, and hereby incorporated by reference.)

8.1	List of subsidiaries.

11.	Code of Business Conduct and Ethics (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +

15.1	Consent of Rothstein Kass & Company, P.C.*

15.2	Consent of PricewaterhouseCoopers S.A.*

*	Filed herewith.

+	Furnished herewith.

Signatures
     Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou

Its:	Chairman and Chief Executive Officer
Date: March 11, 2011

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Navios Maritime Acquisition Corporation:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2010, and the results of their operations and their cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 11, 2011

Report of Independent Registered Public Accounting Firm
To
the Board of Directors and Stockholders of
Navios Maritime Acquisition Corporation
     We have audited the accompanying balance sheets of Navios Maritime Acquisition Corporation (a corporation in the development stage) (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2009 and the periods from March 14, 2008 (date of inception) to December 31, 2008 and from March 14, 2008 (date of inception) through December 31, 2009. We have also audited the Company’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
     The accompanying financial statements have been prepared assuming that Navios Maritime Acquisition Corporation will continue as a going concern. As discussed in Note 8 to the financial statements, Navios Maritime Acquisition Corporation will face a mandatory liquidation if a business combination is not consummated by July 1, 2010, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Rothstein, Kass & Company, P.C.
Roseland, New Jersey
January 29, 2010

NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

		December 31,	December 31,
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents	5	$61,360	$87
Restricted cash, short term portion	2,5	15,012	—
Accounts receivable	7	4,479	—
Prepaid expenses & other current assets		351	55

Total current assets		81,202	142

Vessels, net	8	529,659	—
Deposits for vessels acquisitions	8	296,690	—
Deferred financing costs, net	9	18,178	—
Goodwill	11	1,579	—
Intangible assets — other than goodwill	10	58,992	—
Investments	6	—	251,493
Restricted cash, long term portion	2,5	18,787	—

Total non-current assets		923,885	251,493

Total assets		$1,005,087	$251,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	12	$3,454	$56
Dividend payable	13	2,421	—
Accrued expenses	14	9,219	414
Due to related parties	18	6,080	31
Deferred revenue		2,765	—
Deferred underwriters fees		—	8,855
Current portion of long term debt	15	5,086	—

Total current liabilities		29,025	9,356

Long term debt, net of current portion	15	704,332	—
Loans due to related parties	18	12,391	—
Unfavorable lease terms	10	5,611	—

Total non-current liabilities		722,334	—

Total liabilities		751,359	9,356

Commitments and contingencies		—	—

Common stock subject to redemption, 10,119,999 shares at redemption value $9.91 per share	3	—	100,289

Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 3,540 and 0 issued and outstanding as of December 31, 2010 and December 31, 2009, respectively.		—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 48,410,572 and 31,625,000 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	19	5	3
Additional paid-in capital		266,870	141,588
(Accumulated Deficit) / Retained Earnings		(13,147)	399

Total stockholders’ equity		253,728	141,990

Total liabilities and stockholders’ equity		$1,005,087	$251,635

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars- except share and per share data)

				For the period
		Year ended	Year ended	March 14, 2008 (date
		December 31,	December 31,	of inception ) to
	Note	2010	2009	December 31, 2008
Revenue		$33,568	$—	$—
Time charter expenses		(355)	—	—
Management fees	18	(9,752)	—	—
General and administrative expenses	18	(1,902)	(994)	(393)
Share based compensation	18	(2,140)	—	—
Transaction costs	4	(8,019)	—	—
Depreciation and amortization	8,10	(10,120)	—	—
Prepayment penalties & write- off of deferred finance fees	15	(5,441)	—	—
Interest income		862	346	1,440
Interest expenses and finance cost, net	15	(10,651)	—	—
Other income/(expense), net		404	—	—

Net (loss)/income		$(13,546)	$(648)	$1,047

Incremental fair value of securities offered to induce warrants exercised		(647)	—	—

Net (loss)/ income attributable to common shareholders		$(14,193)	$(648)	$1,047

Net (loss)/ income per share, basic	21	$(0.43)	(0.03)	0.08

Weighted average number of shares, basic		32,677,318	21,505,001	12,801,234

Net (loss)/income per share, diluted	21	$(0.43)	(0.02)	0.06

Weighted average number of shares, diluted		32,677,318	21,505,001	18,075,777

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Year ended	Year ended	For the period March 14, 2008
		December 31,	December	(date of inception ) to
	Note	2010.	31, 2009	December 31, 2008
Operating Activities
Net (loss)/income		$(13,546)	$(648)	$1,047
Adjustments to reconcile net (loss)/income to net cash provided by / (used in) operating activities:
Share based compensation	18	2,140	—	—
Non-cash transaction costs	20	5,619	—	—
Depreciation and amortization	8,10	10,120	—	—
Amortization and write-off of deferred finance cost		3,456	—	—
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses		3,188	(2)	(55)
Increase in accounts receivable		(4,479)	—	—
Increase in restricted cash		(288)	—	—
Increase in accounts payable		3,398	27	30
(Decrease)/ increase in accrued expenses		(4,022)	106	309
Increase/(decrease) in due to related parties		5,569	(106)	136
Increase in deferred revenue		324	—	—

Net cash provided by/ (used in) operating activities		$11,479	$(623)	$1,467

Investing Activities
Cash paid for assets acquired, net of cash assumed	3	(76,428)	—	—
Cash paid for business acquisition, net of cash assumed	4	(102,038)	—	—
Acquisition of vessels	8	(89,910)	—	—
Deposits for vessel acquisition	8	(90,233)	—	—
Restricted cash		2,335	—	—
Release from trust account	6	251,493	708	(252,201)

Net cash (used in)/ provided by investing activities		$(104,781)	$708	$(252,201)

Financing Activities
Loan proceeds, net of deferred finance fees	15	556,271	—	—
Loan repayments	15	(412,245)	—	—
Loans proceeds from related party		40,000	—	—
Repayment on loans from related party		(27,609)	—	—
Restricted cash		(250)	—	—
Deferred underwriter’s fee	3	(8,855)	—	—
Net proceeds from warrant exercise	20	74,978	—	—
Net proceeds from equity offering	20	33,402	—	253,000
Redemption of common stock	3	(99,312)	—	—
Issuance costs for preferred shares	20	(1,805)	—	—
Proceeds from issuance of warrants in private placement		—	—	7,600
Payment for underwriter’s discount and offering cost		—	—	(9,889)
Proceeds from loan payable, stockholder		—	—	500
Loan repayment to stockholder		—	—	(500)
Proceeds from issuance of common stock		—	—	25

Net cash provided by financing activities		$154,575	$—	$250,736

Net increase in cash and cash equivalents		61,273	85	2
Cash and cash equivalents, beginning of year		87	2	—

Cash and cash equivalents, end of year		$61,360	$87	$2

		Year ended	Year ended	For the period March 14, 2008
		December 31,	December	(date of inception ) to
	Note	2010.	31, 2009	December 31, 2008
Supplemental disclosures of cash flow information
Cash interest paid		$5,835	$—	$—
Non — cash investing activities
Common stock issued for VLCC acquisition		$10,745	$—	$—
Preferred stock issued for VLCC transaction costs		$5,619	$—	$—
Preferred stock issued for vessel deposits		$1,649	$—	$—
Capitalized financing costs		$320	$—	$—
Due to related party		$480	$—	$—
Non-cash financing activities
Dividends payable		$2,421	$—	$—
Deferred underwriter’s fee		$—	$8,855	$8,855
Accrued offering costs		$—	$—	$97
Amount due to related party, offering costs		$—	$—	$76

Initial acquisition of 13 vessels (see note 3)
Restricted cash		$35,596
Deposits for vessel acquisitions		174,411
Purchase options		3,158
Debt assumed		(132,987)
Long term liabilities		(3,158)
Accrued expenses		(112)

Total		$76,908

Cash paid, net of cash received of $57		76,428
Payable to Navios Holdings		480

Total		$76,908

VLCC Acquisition (see note 4)
Purchase price:
Cash consideration		$134,270
Equity issuance		10,745

Total purchase price		145,015

Fair value of assets and liabilities acquired:
Vessels		419,500
Deposits for vessel acquisition		62,575
Favorable lease terms		57,070
Current Assets including cash of $32,232		35,716
Current liabilities		(15,155)

Long-term debt assumed (including current portion)		(410,451)
Unfavorable lease terms		(5,819)

Fair Value of net assets acquired		143,436

Goodwill		$1,579

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
		Number					(Accumulated
		of		Number of		Additional	deficit)/	Total
		Preferred		Common		Paid-in	Retained	Stockholders’
		Shares	Amount	Units/Shares	Amount	Capital	earnings	Equity
March 14, 2008 (date of inception)
Sale of units issued to the sponsor at approximately $0.003 per unit on March 18, 2008		—	—	8,625,000	$—	$25	$—	$25
Forfeiture of units issued to the sponsor on June 16, 2008		—	—	(2,300,000)	—	—	—	—
Sale of 25,300,000 units on July 1, 2008 at a price of $10 per (including 10,119,999 shares of common stock subject to possible redemption)		—	—	25,300,000	3	252,997	—	253,000
Proceeds from public offering subject to redemption (10,119,999 shares at redemption value) redemption value, $9.91 per share		—	—	—	—	(100,289)	—	(100,289)
Underwriter’s discount and offering costs related to the public offering		—	—	—	—	(18,745)	—	(18,745)
Sale of 7,600,000 warrants on July 1, 2008 at a price of $1 per warrant to the sponsors		—	—	—	—	7,600	—	7,600
Net income for the period from March 14, 2008 (date of inception) to December 31, 2008		—	—	—	—	—	1,047	1,047

Balance, December 31 2008		—	—	31,625,000	$3	$141,588	$1,047	$142,638
Net loss		—	—	—	—	—	(648)	(648)

Balance, December 31, 2009		—	—	31,625,000	$3	$141,588	$399	$141,990

Common stock redeemed		—	—	(10,021,399)	(1)	—	—	(1)
Common stock not redeemed		—	—	—	—	978	—	978
Directors compensation (290,000 units)	Note 18	—	—	—	—	2,140	—	2,140
Shares Issued from Warrant Tender Program, net		—	—	18,412,053	2	74,976	—	74,978
Shares issued in business acquisition	Note 4	—	—	1,894,918	—	10,745	—	10,745
Preferred Shares issued, net of expenses	Note 20	3,540	—	—	—	5,463	—	5,463
Equity offering, net of offering expenses	Note 20	—	—	6,500,000	1	33,401	—	33,402
Dividend Declared						(2,421)		(2,421)
Net loss		—	—	—	—	—	(13,546)	(13,546)

Balance, December 31, 2010		3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers.
     Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. We were formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchases or other similar business combination one or more assets or operating business in the marine transportation and logistic industries. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. From the IPO, an amount equal to approximately 99.1% of the gross proceeds was held in a trust account (the “Trust Account”) reported on the balance sheet as investments until the initial business combination. Simultaneously with the completion of the IPO, Navios Maritime Holdings Inc. (“Navios Holdings”) purchased 7,600,000 private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” and together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of Navios Holdings but was accounted for under the equity method due to the Navios Holdings significant influence over Navios Acquisition.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination (see note 3). In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the Company’s investments held in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings and is consolidated into its financial statements.
     On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven very large crude carrier (“VLCC”) vessels for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,561 (see note 4). The purchase price was financed as follows: (a) $410,451 of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims. The 1,894,918 shares were valued at the closing price of September 9, 2010; and (d) $51,425 due to a shipyard in 2011 for the newbuilding scheduled for delivery in June 2011.
     As of December 31, 2010, Navios Acquisition had outstanding: 48,410,572 shares of common stock, 3,540 shares of preferred stock and 6,037,994 public warrants.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.
(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
As of December 31, 2010, Navios Acquisition’s subsidiaries included in these consolidated financial statements are:

Navios Maritime Acquisition Corporation and		Country of	Statement of operations
Subsidiaries:	Nature	Incorporation	2010	2009	2008
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	5/28 - 12/31	—	—
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Andros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Folegandros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/26 -12/31	—	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	5/28 - 12/31	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	10/05-12/31	—	—
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/14-12/31
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/26-12/31	—	—
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	9/10-12/31	—	—
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	9/10-12/31	—	—
Shinyo Kieran Limited(1)	Vessel Owning Company	British Virgin Is.	9/10-12/31	—	—
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	9/10-12/31	—	—
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	9/10-12/31	—	—
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	9/10-12/31	—	—
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	9/10-12/31	—	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	5/28 - 12/31	—	—
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 - 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
(e) Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.
(f) Restricted Cash: Restricted cash consists of cash reserves totalling $33,261 as of December 31, 2010, held to pay future installments for vessel deposits in accordance with Navios Acquisitions’ new build program. Also in restricted cash is an amount of $538 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisitions’ credit facilities.
(g) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.
(h) Vessels, net: Vessels are stated at cost, which consists of the contract price, delivery and acquisition expenses and interest costs while under construction. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The Company estimates the residual values of its tanker vessels based on a scrap value of $285 per lightweight ton, as it believes this level is common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
(i)Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for amounted to $3,259, $0 and $0 for the year ended December 31, 2010, for the year ended December 31, 2009 and for the period March 14, 2008 to December 31, 2008, respectively.
(j) Impairment of long-lived assets: Vessels, and certain identifiable intangibles held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     For the year ended December 31, 2010, management of Navios Acquisition, after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, has no reason to suspect that a long-lived asset may not be recoverable and therefore did not test for impairment of its long-lived assets.
     Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.
(k) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense.
(l) Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized.
Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then a goodwill impairment is recognized by writing the goodwill down to its implied fair value.
     Navios Acquisition has one reporting unit. No impairment loss was recognized for any of the periods presented.
(m) Intangibles other than goodwill: Navios Acquisitions’ intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.
     The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2010, there is no impairment of intangible assets.
(n) Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.
(o) Foreign currency translation: Navios Acquisitions’ functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisitions’ wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.
(p) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. In accordance with accounting for contingencies, if Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the management agreement with a subsidiary of Navios Holdings (the “Manager”), participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010, and included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel.
(q) Segment Reporting: Navios Acquisition reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
determined that it operates under one reportable segment.
(r) Revenue and Expense Recognition:
     Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from time charter of vessels.
     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.
     Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.
     Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.
     Time Charter Expenses: Time charter expenses comprise time charter hire, brokerage commissions and other miscellaneous expenses. Time charter expenses are expensed over the period of the time charter.
     Direct Vessel Expense: Direct vessel expenses are provided to Navios Acquisition by the Manager through the management agreement discussed in the paragraph below. Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs.
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel, and $10.0 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $300 per vessel, for MR2 and LR1 product tankers, and will be reimbursed at cost for VLCC vessels.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.
     Prepaid Expense: Prepaid expenses relate primarily to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.
(s) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.
     Financial risk management: Navios Acquisitions’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rate risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     Credit risk: Navios Acquisition closely monitors its exposure to customers and counterparties for credit risk. Navios Acquisition has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Acquisition. When negotiating on behalf of Navios Acquisition various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
     Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.
(t) (Loss)/ Earnings per Share: Basic (loss)/ earnings per share is computed by dividing net (loss)/income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.
(u) Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.
(v) Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have and is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Acquisition for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Acquisition adopted these new requirements in the first quarter of fiscal 2010.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     This new guidance was effective for Navios Acquisition beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Acquisition will continue to consider the impacts of this new guidance on an on-going basis.
Supplementary Pro Forma Information for Business Combinations
     In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Navios Acquisition adopted these new requirements in fiscal 2010.
NOTE 3: INITIAL VESSEL ACQUISITION
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, Navios Acquisition consummated the acquisition of vessels, which constituted its initial business combination. In connection with the stockholder vote to approve the acquisition of vessels, holders of 10,021,399 shares of our common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312 which amount was disbursed from our investments in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to the Company for general operating expenses.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for vessel installments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
     The initial acquisition was treated as an asset acquisition and the following table summarizes the consideration paid and fair values of assets and liabilities assumed on May 28, 2010.

Initial Acquisition of 13 vessels
Restricted Cash	$35,596
Deposits for vessel acquisitions	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long-term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	$76,428
Payable to Navios Holdings	480

Total	$76,908

NOTE 4: VLCC ACQUISITION
     On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for $134,270 of cash and the issuance of 1,894,918 shares of common stock having a fair value of $10,745 (of which 1,378,122 shares are deposited into one-year escrow to provide for indemnity and other claims). As of December 31, 2010, there were no contingencies known to the Company which would entitle us to escrow

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
shares. The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67.
     Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs include $5,619, which is the fair value of the 3,000 preferred shares, issued to a third party on September 17, 2010, as a compensation for consulting services (see note 20).
     The VLCC acquisition was treated as a business combination and the following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010:
VLCC Acquisition

Purchase price:
Cash consideration	$134,270
Equity issuance	10,745

Total purchase price	145,015

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current assets including cash of $32,232	35,716
Current liabilities	(15,155)
Long-term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	143,436

Goodwill	$1,579

     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted
	average
	amortization	Amortization per
	(years)	year
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683
     The following is a summary of the acquired identifiable intangible assets as of December 31, 2010:

		Accumulated
	Gross Amount	Amortization	Net Book Value
Description
Favorable lease terms	$57,070	$(1,236)	$55,834
Unfavorable lease terms	(5,819)	208	(5,611)

Balance December 31, 2010	$51,251	$(1,028)	$50,223

     If the acquisition had been consummated as of January 1, 2009, Navios Acquisitions’ pro-forma revenues and net loss (income) for the year ended December 31, 2010 would have been $83,564 and ($4,517) respectively, and for the year ended December 31, 2009 would have been $65,650 and $4,576,respectively.
     The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented. The VLCC Acquisition contributed revenues of $26,592 and net loss of ($8,838) to Navios Acquisition for the year ended December 31, 2010.
NOTE 5: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)

	December	December
	31, 2010	31, 2009
Cash on hand and at banks	$16,117	$87
Short-term deposits	45,243	—

Total cash and cash equivalents	$61,360	$87

     Restricted cash is $33,799 and mainly relates to the future installments for vessel deposits, loan payments and interest.
NOTE 6: INVESTMENTS IN TRUST ACCOUNT
     From the IPO, an amount equal to approximately 99.1% of the gross proceeds was held in a trust account (the “Trust Account”). The Trust Account was invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, as amended, until the earlier of (i) the consummation of its first business combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account included $8,855 of the gross proceeds representing deferred underwriting discounts and commissions that were released to the underwriters of the Company’s IPO on completion of a business combination. Investment securities in the Company’s Trust Account consisted of direct U.S. Treasury Bills. The Company classified its U.S. Treasury bills as held-to-maturity. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities were recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition is included in earnings. Realized gains and losses for securities classified as held-to-maturity also continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills ($0 and $251,493 at December 31, 2010 and December 31, 2009, respectively) was recorded at cost and adjusted for income distributions which occurred monthly.
     The funds were released from the Trust Account on May 28, 2010 upon the consummation of the Company’s initial vessel acquisition, which constituted its initial business combination and as of December 31, 2010 the balance was $0.
     The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

		Gross
		unrealized
	Carrying	holding
	amount	gains	Fair value
Held-to-maturity:
U. S. Treasury securities	$251,493	$(3)	$251,490
     For years ended December 31, 2010 and December 31, 2009, the amounts of $76 and $332, respectively, are included in the statements of income representing interest income from Trust Account. An amount up to $3,000 of interest earned in the Trust Account was available to the Company for working capital purposes.
NOTE 7: ACCOUNTS RECEIVABLE, NET
     Accounts receivable consist of the following:

	December 31,	December 31,
	2010	2009
Accounts receivable	$4,479	$—
Less: Provision for doubtful accounts	—	—

Accounts receivables, net	$4,479	$—

     Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are trade accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
     For the year ended December 31, 2010, five customers accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of total revenue. There were no receivables from customers for the same period in 2009, as the Company was in the development stage.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 8: VESSELS, NET

		Accumulated	Net Book
	Cost	Depreciation	Value
Vessels
Balance at December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (note 4)	419,500	(7,068)	412,432

Balance at December 31, 2010	$538,751	$(9,092)	$529,659

     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,733, cash paid was $39,310 and $4,423 was transferred from vessel deposits.
     On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,729, cash paid was $39,306 and $4,423 was transferred from vessel deposits.
     On September 10, 2010, Navios Acquisition took delivery of seven VLCC vessels, six of which are currently operating and one will be delivered in June 2011. Total fair value attributed to the six currently operating vessels was $419,500 (see note 4).
     On October 27, 2010, Navios Acquisition’s took delivery of the Nave Cosmos a 25,130 dwt South Korean-built chemical tanker for a total cost of $31,789. Cash paid was $11,294 and $20,495 was transferred from vessel deposits.
     Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2010, Navios Acquisition vessel deposits amounted to $296,690 out of which $234,211 was financed through loans, $1,649 was financed through the issuance of preferred shares (see note 20) and the balance from existing cash. For the year ended December 31, 2010, $29,341 was transferred to vessels.
NOTE 9: DEFERRED FINANCE COSTS
Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2009	$—
Additions	21,954
Capitalized into vessel deposits	(320)
Amortization	(518)
Deferred charges written -off	(2,938)

Balance at December 31, 2010	$18,178

     Following the issuance in October 2010 of $400,000 of 8 5/8% first priority ship mortgage notes due November 2017 in October 2010 (the “Notes”) and net proceeds raised of $388,883, loan facilities, previously secured by six VLCC vessels, were fully repaid, and as a result deferred finance costs related to these facilities of $2,938, were written off.
NOTE 10: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of December 31, 2010 and December 31, 2009 consist of the following:

	Acquisition	Accumulated
	Cost	Amortization	Net Book Value
Balance as of December 31, 2009	$—	$—	$—
Purchase options	3,158	—	3,158
Favorable lease terms	57,070	(1,236)	55,834

Total Intangible assets	60,228	(1,236)	58,992

Unfavorable lease terms	(5,819)	208	(5,611)

Balance as of December 31, 2010	$54,409	$(1,028)	$53,381

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2010, 2009 and for the period March 14, 2008, (date of inception) to December 31, 2008 is presented in the following table:

	December	December	Period from March 14, 2008 (date of Inception)
	31, 2010	31, 2009	to December 31, 2008
Unfavorable lease terms	$208	$—	$—
Favorable lease terms charter-out	(1,236)	—	—

Total	$(1,028)	$—	$—

The aggregate amortizations of acquired intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter
Favorable lease terms	$4,856	$5,418	$5,418	$5,135	$4,959	$30,048
Unfavorable lease terms	(683)	(683)	(683)	(683)	(683)	(2,196)

	$4,173	$4,735	$4,735	$4,452	$4,276	$27,852

NOTE 11: GOODWILL
     Goodwill as of December 31, 2010 and December 31, 2009 consist of the following:

	December 31, 2010	December 31, 2009
Balance December 31, 2009	$—	$—
VLCC Acquisition	1,579	—

Balance December 31, 2010	$1,579	$—

NOTE 12: ACCOUNTS PAYABLE
     Accounts payable as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009
Creditors	$747	$56
Brokers	150	—
Professional and legal fees	2,557	—

Total accounts payable	$3,454	$56

NOTE 13: DIVIDEND PAYABLE
     On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend was paid on January 12, 2011 to shareholders of record as of December 8, 2010.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 14: ACCRUED EXPENSES
     Accrued expenses as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009
Accrued voyage expenses	$434	$—
Accrued loan interest	7,849	—
Accrued legal and professional fees	936	414

Total accrued expenses	$9,219	$414

NOTE 15: BORROWINGS

December 31,
2010
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$107,236
BNP Paribas S.A. and DVB Bank SE	36,175
DVB Bank SE and ABN AMRO Bank N.V.	50,207
Marfin Egnatia Bank	80,000

Eurobank Ergasias S.A. $52.2 million	22,800
Eurobank Ergasias S.A. $52.0 million	13,000
Ship Mortage Notes	400,000

Total borrowing	709,418
Less: current portion	(5,086)

Total long-term borrowings	$704,332

Long-Term Debt Obligations and Credit Arrangements
Senior Notes
     Ship Mortgage Notes: In October 2010, Navios Acquisition issued the Notes due on November 1, 2017 at an 8.625% fixed rate. The Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Navios Acquisition and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered Notes with identical terms which was effective January 31, 2011. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Following the issuance of the Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and, $27,609 was used to partially repay the $40,000 Navios Holdings credit facility.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
Credit Facilities
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $107,236 was drawn under this facility.
     BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $36,175 was drawn under this facility.
     DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, the outstanding amount under this facility was $50,207.
     Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of December 31, 2010, the outstanding amount under this facility was $80,000.
     Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345, each with a final balloon payment of $15,060, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2010 was $22,800.
     Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $13,000, were drawn ($6,500 from each of the two tranches).
The VLCC Acquisition Credit Facilities
     On September 10, 2010, the Company consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, the Company entered into, assumed and supplemented the VLCC Acquisition Credit Facilities described below. The VLCC Acquisition Credit Facilities were fully repaid and terminated with the proceeds of the Notes on October 21, 2010.
     In connection with the full repayment of the VLCC facilities of $343,841 Navios Acquisition paid prepayment fees and breakage cost of $2,503 and wrote-off unamortized deferred financing costs of $2,938. The total amount of $5,441 was expensed in the Statement of Income.
     On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125 and was repayable in one installment of $2,125, one installment of $1,810, 12 installments of $2,023, eight installments of $1,491 and four installments of $1,997 after the prepayment of $8,000 on September 13, 2010. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8,000 held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as the facility was repaid through the issuance of the Notes on October 21, 2010.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd., BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700 and was repayable in one installment of $900, four installments of $950, four installments of $1,000, four installments of $1,075, four installments of $1,150 four installments of $1,200, seven installments of $1,250 and a balloon payment of $23,550 payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0 as it was repaid through the issuance of the Notes on October 21, 2010.
     On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd., Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907 and was repayable in three installments of $1,575, four installments of $1,675, four installments of $1,725 four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $10,382 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of December 31, 2010 was $0, since it was repaid through the issuance of the Notes on October 21, 2010.
     On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd., Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784 and was payable in two installments of $1,550, four installments of $1,625, four installments of $1,725, four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $12,084 together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, as it was repaid through the issuance of the Notes on October 21, 2010.
     On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd., Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,775 and was repayable in three installments of $1,925, four installments of $2,075, four installments of $2,200 and three installments of $2,350 together with a balloon payment of $8,850. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, since the facility was repaid through the issuance of the Notes on October 21, 2010.
     On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of the Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90,000. The loan was secured by the Shinyo Saowalak together with security interests in related assets and was repayable by 12 installments of $1,750, 12 installments of $2,000 and 16 installments of $2,813. The first repayment was to be made on September 21, 2010 with the last installment to be paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of December 31, 2010 was $0, since the facility was paid in full on October 21, 2010 through the issuance of the Notes.
     As of December 31, 2010, the Company was in compliance with all of the covenants under each of its credit facilities.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
Guarantees
     The Company’s 8.625% Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). All subsidiaries are 100% owned. The Company does not have any independent assets or operations.
     The Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2010 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2016 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2012.

December
31,
Long-Term Debt Obligations:	2010
Year
December 31, 2011	$5,086
December 31, 2012	85,086
December 31, 2013	6,112
December 31, 2014	6,586
December 31, 2015	6,586
December 31, 2016 and thereafter	599,962

Total	$709,418
NOTE 16: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.
     Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.
     Senior Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	December 31, 2010		December 31, 2009
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$61,360	$61,360	$87	$87
Restricted cash	$33,799	$33,799	—	—
Accounts receivable, net	$4,479	$4,479	—	—
Accounts payable	$3,454	$3,454	$56	$56
Other Long-term debt	$709,418	$716,170	—	—
Loans due to related party	$12,391	$12,391	—	—

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 17: LEASES
Chartered-out:
     The future minimum contractual lease income (charter—out rates are presented net of commissions), is as follows:

Amount
2011	$111,341
2012	116,051
2013	109,495
2014	94,694
2015	89,447
Thereafter	430,856

Total minimum lease revenue, net of commissions	$951,884

          Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform scheduled maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.
NOTE 18: TRANSACTIONS WITH RELATED PARTIES
     On March 18, 2008, Navios Acquisition issued 8,625,000 Sponsor Units, to its sponsor, Navios Holdings, for $25 in cash, at a purchase price of approximately $0.003 per unit.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to Navios Acquisition’s officers and directors. The Sponsor Units vested upon the consummation of Navios Acquisition’s initial business combination. As such, on May 28, 2010, Navios Acquisition recorded an expense of $2,140 representing the fair value of the units on that date with an equal increase in the Company’s Additional Paid in Capital.
     On June 16, 2008, Navios Holdings returned to Navios Acquisition an aggregate of 2,300,000 Sponsor Units, which Navios Acquisition cancelled. Accordingly, Navios Acquisition’s initial stockholders owned 6,325,000 Sponsor Units as of such date. As of December 31, 2010, all of the warrants underlying the Sponsor Units had been exercised for cash into shares of common stock.
     On July 1, 2008, Navios Acquisition closed its IPO of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to the Company of $253,000. Simultaneously with the closing of the IPO, Navios Acquisition consummated a private placement of 7,600,000 Private Placement Warrants at a purchase price of $1.00 per warrant to Navios Holdings. The IPO and the private placement generated gross proceeds to Navios Acquisition in an aggregate amount of $260,600. As of December 31, 2010, all of the 7,600,000 Private Placement Warrants had been exercised for cash into shares of common stock.
     On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President — Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65 was paid by Navios Holdings. Compensation was reimbursed on November 10, 2010.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of December 31, 2010, the outstanding amount under this facility was $12,391 and interest accrued under this facility is $81, is included under amounts due to related parties.
     Management fees: Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels. Total management fees for each of the year ended December 31, 2010 and 2009 amounted to $9,752 and $0, respectively.
     General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the year ended December 31, 2010, administrative services rendered by Navios Holdings amounted to $407.
     Balance due to related parties: Amounts due to related parties as of December 31, 2010 is $6,080, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of (a) management fees amounting to $2,725, (b) $2,629 costs related to vessel pre-building expenses, (c) $645 for administrative service and other expenses relating to legal and professional fees, and (d) $81 for interest expense due on the loan from related party.
     Amounts due to related parties as of December 31, 2009 was $31 and mainly related to, administrative services due to Navios Holdings.
     Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
NOTE 19 —COMMITMENTS AND CONTINGENCIES
     As of December 31, 2010, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through December 2012.
     The future minimum commitments by period as of December 31, 2010, of Navios Acquisition under its ship building contracts, are as follows:

Amount
December 31, 2011	$132,727
December 31, 2012	115,708

$248,435

NOTE 20: PREFERRED AND COMMON STOCK
Preferred Stock
     The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.
     On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock (fair value of $5,619) to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The Company valued these shares on and accounted for these shares as issued and outstanding from September 17, 2010 since all services had been provided. The $5,619 has been recorded in the accompanying financial statements as transaction costs. Under the terms of the consulting agreement, the preferred stock will be distributed in tranches of 300 shares every six months commencing on June 30, 2011 and ending on December 15, 2015. Accordingly, the shares of Series A Preferred Stock and the shares of common stock underlying them, will

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
only be eligible for transfer upon distribution to the holder. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The holder of the preferred stock also has the right to convert their shares to common stock subject to certain terms and conditions at any time after distribution at a conversion price of $35.00 per share of common stock. Any shares of preferred stock remaining outstanding on December 31, 2015 shall automatically convert into shares of common stock at a conversion price of $25.00 per share of common stock. The fair market value on September 17, 2010, was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     On October 29, 2010 Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock (fair value $1,649) to the seller of the two newbuild LR1 product tankers the Company recently acquired and were included in the vessel cost. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights. The fair value on October 29, 2010,was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     As of December, 31, 2010 and 2009, 3,540 and 0 shares of preferred stock were issued and outstanding, respectively.
     Fees incurred in connection with the issuance of the above shares of preferred stock amounted to $1,805.
Common Stock
     As of March 10, 2011, the Company is authorized to issue 250,000,000 shares of $0.0001 par value common stock.
     On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35,750. The net proceeds of this offering, including the underwriting discount of $1,787 and excluding offering costs of $561 were $33,963.
Warrant Exercise Program
     On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of public warrants had the opportunity to exercise the public warrants on enhanced Terms through August 27, 2010.
     The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain private warrants on the same terms available to the public warrants during the Warrant Exercise Program.
     As a result of the above:
•	19,246,056 public warrants (76.13% of the public warrants then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 public warrants for one share of common stock;

•	$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the public warrants by payment of $5.65 cash exercise price, and 13,850,000 private warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer; Total expenses associated with the Warrant Exercise Program were $3,364.

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively.

•	18,412,053 new shares of common stock were issued.
     On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program under which holder of its publicly traded and privately held warrants had the opportunity to exercise their warrants on enhanced terms as described above. As a result of the Warrant Exercise Program and subsequent warrant exercises, as of December 31, 2010, the Company had outstanding 6,037,994 publicly traded warrants which are classified as equity, since they cannot be cash settled. The fair value of the warrants after the inducement offer were compared to the fair value prior to the inducement, which resulted in incremental fair value of $647 transferred to shareholders who exercised on a cashless basis. This incremental fair value has been reflected in the net loss per share calculation for the year ended December 31, 2010.
NOTE 21: SEGMENT INFORMATION
     Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region
     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended	Year Ended	For the Period March 14, 2008
	December 31,	December 31,	(date of inception)
	2010	2009	to December 31, 2008
Asia	$27,311	$—	$—
Europe	6,257	—	—

Total Revenue	$33,568	$—	$—

NOTE 22: (LOSS)/EARNINGS PER COMMON SHARE
     Earnings (loss) per share are calculated by dividing net income by the average number of shares of Navios Acquisition outstanding during the period. Net income for the year ended December 31, 2010 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the Warrant Exercise Program discussed in Note 20. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $647, which represents the incremental value that was given to the warrant holders in order to exercise their warrants.
     Potential preferred shares and shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

			Period from March 14,
	Year ended	Year ended	2008
	December 31,	December 31,	(date of inception) to
	2010	2009	December 31, 2008
Numerator:
Net (Loss)/ income attributable to common stockholders	$(13,546)	$(648)	$1,047
Incremental fair value of securities offered to induce warrants exercise	(647)	—	—

(Loss) / Income available to common stockholders	$(14,193)	$(648)	$1,047

Denominator:
Denominator for basic net (loss)/ income per share — weighted average shares	32,677,318	21,505,001	12,801,234

Denominator for diluted net (loss)/ income per share — adjusted weighted average shares	32,677,318	21,505,001	18,075,777

Basic net (loss)/income per share	$(0.43)	$(0.03)	$0.08

Diluted net (loss)/income per share	$(0. 43)	$(0.02)	$0.06

NAVIOS MARITIME ACQUISITION CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 23: INCOME TAXES
     Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.
     Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.
NOTE 24: SUBSEQUENT EVENTS
     On February 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per common share payable on April 5, 2011 to stockholders of record as of March 16, 2011.
     On January 27, 2011, Navios Acquisition took delivery of the South Korean-built chemical tanker Nave Polaris. The vessel is chartered out for six months at a net daily charter rate of $10 for the first three months and at $11 for the remaining three months.