Form 20-F
period 2011-12-31
Navios Maritime Acquisition CORP
filed 2012-03-16
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Todd E. Mason

Thompson Hine LLP

335 Madison Ave

New York, NY 10017

Todd.Mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Stock, par value $.0001 per share	New York Stock Exchange LLC

Units	New York Stock Exchange LLC

Warrants	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

40,498,598 Shares of Common Stock

18,815 Units

6,019,179 Warrants

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

Large Accelerated Filer  ☐                Accelerated Filer  ☒                Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

FORWARD-LOOKING STATEMENTS

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to maintain or develop new and existing customer relationships, including our ability to enter into charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

•

our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•

our ability to take delivery of, integrate into our fleet, and employ the newbuildings we have on firm order or any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions; and

•	changes in the standard of service or the ability of our technical manager to be approved as required.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those set forth below, as well as those risks discussed in “Item 3. Key Information”.

The forward-looking statements, contained in this Annual Report on Form 20-F, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition”, the “Company”, “we” or “us”) was incorporated in the Republic of Marshall Islands on March 14, 2008 (refer to Item 4. Information on the company).

On March 30, 2011, Navios Maritime Holdings Inc (Navios Holdings) exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.

On November 4, 2011, with respect to the shares held in escrow for the acquisition of a fleet of seven very large crude carriers (VLCC) (VLCC Acquisition), a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011. Following the release, Navios Holdings ownership of the outstanding voting stock of Navios Acquisition increased to 45.24%, and its economic interest increased to 53.96%

The selected historical financial and operating data as of and for the year ended December 31, 2011, 2010, 2009 and for the period from March 14, 2008 (Inception) to December 31, 2008, are derived from the historical financial and operating data from the audited consolidated financial statements of Navios Acquisition.

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

We cannot provide a meaningful comparison of our results of operations of the years ended December 31, 2009 and for the period March 14, 2008 (date of inception) to December 31, 2008, due to the fact that our vessel operations commenced in May 2010 upon the consummation of our initial acquisition of vessels. During the period from our inception to the date of our initial vessel acquisition, we were a development stage enterprise.

(In thousands of U.S. dollars)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	For the period March 14, 2008 (date of inception) to December 31, 2008
Revenue	$121,925	$33,568	$—	$—
Time charter expenses	(3,499)	(355)	—	—
Direct vessel expenses	(633)	—	—	—
Management fees	(35,679)	(9,752)	—	—
General and administrative expenses	(4,241)	(1,902)	(994)	(393)
Share based compensation	—	(2,140)	—	—

Transaction costs	—	(8,019)	—	—
Depreciation and amortization	(38,638)	(10,120)	—	—
Prepayment penalties & write- off of deferred finance fees	(935)	(5,441)	—	—
Interest income	1,414	862	346	1,440
Interest expenses and finance cost, net	(43,165)	(10,651)	—	—
Other income/(expense), net	(406)	404	—	—

Net (loss)/income	$(3,857)	$(13,546)	$(648)	$1,047

Net (loss)/ income per share, basic	$(0.08)	(0.43)	(0.03)	0.08
Net (loss)/ income per share, diluted	$(0.08)	(0.43)	(0.02)	0.06

Balance Sheet Data (at period end)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	For the period March 14, 2008 (date of inception) to December 31, 2008
Current assets, including cash	78,907	81,202	142	57
Vessels, net	774,624	529,659	—	—
Total assets	1,195,469	1,005,087	251,635	252,258
Current portion of long-term debt	11,928	5,086	—	—
Total long-term debt, excluding current portion	833,483	704,332	—	—
Total Stockholders equity	238,849	253,728	141,990	100,289
Cash Flow Data
Net cash provided by /(used in) operating activities	67,972	11,479	(623)	1,467
Net cash (used in)/provided by investing activities	(229,516)	(104,781)	708	(252,201)

Net cash provided by financing activities	141,484	154,575	—	250,736
Fleet Data:
Vessels at end of period	14	9	—	—

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Relating to Our Business

We have a limited operating history, and you will have a limited basis on which to evaluate our ability to achieve our business objectives. We may not operate profitably in the future.

We are a company with limited combined operating results to date. Accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives. We completed our initial public offering (“IPO”) on July 1, 2008. Pursuant to the Acquisition Agreement dated April 8, 2010 and approved by our stockholders on May 25, 2010, we completed the Product and Chemical Tanker Acquisition which constituted the initial business combination. Three of the 13 vessels were delivered in the second, third and fourth quarter of 2010, and two were delivered in the first and fourth quarter of 2011, with the remaining vessels under the Acquisition Agreement scheduled to be delivered in the future. Most of the vessels acquired with the Product and Chemical Tanker Acquisition have no operating history, and the five vessels delivered up to date have only been chartered since their respective delivery. On September 10, 2010, we completed the acquisition of seven very large crude carriers (“VLCC”), referred to here in as the VLCC Acquisition, with six operating vessels and one vessel delivered in our fleet in June 2011. On October 26, 2010, we entered into an agreement to acquire two newbuild vessels that were delivered in the fourth quarter of 2011 and first quarter of 2012, respectively. Both of the vessels were immediately chartered. In July 2011, we took delivery of two MR2 product tankers, which continue to trade under charters in place at the time of acquisition. In January 2012, Navios Acquisition concluded the asset acquisition of three newbuild MR2 product tankers scheduled to be delivered from a South Korean shipyard in the second, third and fourth quarters of 2014, respectively.

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

Our receipt of newbuildings could be delayed, cancelled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	shortages of or delays in the receipt of necessary equipment or construction materials, such as steel; and

•	our inability to finance the purchase of the vessel.

If delivery of any newbuild vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no specific plans, we do intend to continue to expand our fleet in the future. Our growth will depend on:

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

In addition, our business plan and strategy is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

We may not have adequate insurance to compensate us for damage to or loss of our vessels, which may have a material adverse effect on our financial condition and results of operation.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain for our vessels insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

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

Pursuant to technical management agreements our current technical manager provides services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance. The current technical manager of the VLCC vessels, an affiliate of the seller of such vessels, is a technical ship management company that has provided technical management to the acquired VLCC vessels prior to the consummation of the business combination. This technical manager will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of our fleet is expected to be provided directly by a subsidiary of Navios Holdings. However, in the event Navios Holdings does not obtain the required vetting approvals, it will not be able to take over technical management. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of these services by the current technical manager, and, subsequently, by the Navios Holdings’ subsidiary. The failure of either of these technical managers to perform these services satisfactorily and/or the failure of the Navios Holdings’ subsidiary to garner the approvals necessary to become our technical manager for the VLCC vessels could have a material adverse effect on our business, financial condition and results of operations.

Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuildings, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

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

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, from the second half of 2008, through today, the world’s economies experienced a major economic slowdown and uncertainty with effects that are ongoing, the duration of which is very difficult to forecast is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

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

Furthermore, the extension of refinery capacity in India and particularly the Middle East through 2016 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. This coupled with announced refinery closures in North America, the Caribbean and Europe should increase trade in refined oil products.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the fleet on order as a percent of the total fleet declined from 2011 to 2012. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2010 it has traded between a low of 657 and a high of 1,216; as of February 20, 2012, it stood at 817. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or approximately 77%. It has traded between a low of 595 and a high of 908 since January 2010 and stood at 700 as of February 20, 2012. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 5.9 million barrels per day in February 2012. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings in the event that our vessels are chartered in the spot market.

We intend to deploy at least some of our product and chemical tankers in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and there is no assurance that the crude oil, product and chemical tanker charter market will recover over the next several months or will not continue to decline further.

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Our VLCC vessels are contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including 2014 through 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

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

Ten of the vessels we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

Two of LR1 product tanker vessels, two of MR2 product tanker vessels and six of VLCC vessels that we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates partially or completely closing refineries and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We will employ our tanker vessels in the highly competitive crude oil tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to re-charter our vessels. It is also likely that we will face increased numbers of competitors entering into the crude oil, product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the crude oil, product and chemical tanker market cycles, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of certain of our vessels. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our contracted new buildings and of tankers generally, are currently significantly lower than prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have remained flat or declined slightly. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants initially of 130% or lower, applicable after delivery of the vessels. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for the seven VLCC vessels expire during the period from and including 2014 through 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A. together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

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

We depend on significant customers for part of our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.

We have derived a significant part of our revenue from a number of charterers. For the fiscal year ended December 31, 2011, DOSCO, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. KG accounted for approximately 43.9%, 11.5% and 11.3%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

These factors may include general economic conditions, the condition of the crude oil, product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. In addition, we are exploring the possibility of acquiring the credit risk insurance currently available to Navios Holdings. Navios Holdings has insured its charter-out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse it for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance). While we may seek to benefit from such insurance, no assurance can be provided that we will qualify for or choose to obtain this insurance or that the costs will not outweigh the benefits. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

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

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the

Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. It is expected that waters off the North American coast will be established as an ECA from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, having effect from January 1, 2014. These ECAs will limit SOx, NOx and particulate matter emissions. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO is introducing the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The measures will come into effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They set a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of crude, product and chemical tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (The “OPA”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of January 3, 2012 was in effect in 64 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability. The CLC includes its own liability limits and the Bunker Convention incorporates the 1976 Convention referenced above. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future 112th Congress.

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

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (“U.S. EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.

The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, a new treaty may be adopted in the future that includes restrictions on shipping emissions. The EU has also indicated that it intends to propose an expansion of the existing EU emissions trading scheme to include greenhouse gas emissions from marine vessels.

We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

During 2011 and continuing into 2012, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products (our tankers have called on ports in Iran but do not engage in the activities specifically identified by these sanctions). Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

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

In addition, increased operational risks arise as a consequence of the complex nature of the crude oil, product and chemical tanker industry, the nature of services required to support the industry, including maintenance and repair services, and the mechanical complexity of the tankers themselves. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision or other cause, due to the high flammability and high volume of the oil transported in tankers. Damage and loss could also arise as a consequence of a failure in the services required to support the industry, for example, due to inadequate dredging. Inherent risks also arise due to the nature of the product transported by our vessels. Any damage to, or accident involving, our vessels while carrying crude oil could give rise to environmental damage or lead to other adverse consequences. Each of these inherent risks may also result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships, delay or rerouting.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up environmental damage could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. Furthermore, the involvement of our vessels in a disaster or delays in delivery, damage or the loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business. Our vessels could be arrested by maritime claimants, which could result in the interruption of business and decrease revenue and lower profitability.

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

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2009 acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. A recent and significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker and the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. These piracy attacks resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business and operations.

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

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows.

Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal and Ireland have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January 13, 2012, Standard and Poor’s Rating Services downgraded the long-term ratings for nine Eurozone nations, including France, Italy and Spain. On February 13, 2012, Moody’s Investors Service (“Moody’s”) downgraded the sovereign debt ratings of Italy, Malta, Portugal, Slovakia, Slovenia and Spain, while initiating negative outlooks on the United Kingdom, France and Austria. Additionally, on March 2, 2012, Moody’s downgraded Greece’s sovereign debt rating to C from Ca. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greek and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the reprising of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

In addition, economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2011, the value of the U.S. dollar as compared to the Euro increased by approximately 2.3% compared with the respective value as of December 31, 2010. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The market value of our vessels that we have constructed, acquired or may acquire in the future may fluctuate, which could limit the amount of funds that we can borrow, cause us to fail to meet certain financial covenants in our credit facilities and adversely affect our ability to purchase new vessels and our operating results.

The market value of tankers has been volatile. Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of new buildings; governmental or other regulations; prevailing charter rates; the age of the vessel; and the need to upgrade secondhand vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. To the extent that we incur debt that is secured by any of our vessels, if the market value of such vessels declines, we may be required to prepay a portion of these secured borrowings.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth (effective after delivery of the vessels, but in no case later than 2013) and loan to value ratio covenants applicable after delivery of the vessels initially of 130% or lower. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

If for any reason we sell any of our vessels at a time when prices are depressed, we could incur a loss and our business, financial condition and results of operations could be adversely affected. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could materially adversely affect our business, financial condition and results of operations.

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

The Securities Purchase Agreement for the VLCC vessels has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC Acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, after the return to Navios Acquisition of 217,159 shares on November 4, 2011 in settlement of claims relating to representation and warranties attributable to the sellers and the return of the balance of the escrow shares to the sellers, it may be difficult to enforce an arbitration award for any amount of damages.

A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.

DOSCO, a wholly owned subsidiary of the Chinese state-owned COSCO, charters four of the seven VLCC vessels (including the newbuilding delivered in June 2011). Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.

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

Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry that held approximately 45.2% of our shares of common stock as of December 31, 2011. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors.

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

Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”) and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

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

We are dependent on a subsidiary of Navios Holdings for the commercial and administrative management of our fleet and the technical management of a portion of our fleet, which may create conflicts of interest.

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

Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 50.2% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock then we will be in default under our credit facilities.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in Athens, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code (the “Code”), 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated there under (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S.-Source International Transportation Income.

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

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our income, assets and activities, we expect that we will not be treated for United States federal income tax purposes as a PFIC for the 2011 and 2010 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not expect to be treated as a PFIC for 2012 and subsequent taxable years. Commencing as of 2010, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that our income from time chartering activities does not constitute “passive income,” and the assets that we will own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in future years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations. For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

Under the PFIC rules, unless U.S. Holders of our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder (we will be treated as a PFIC for the 2008,2009, but not for 2010 and future years), unless the U.S. Holder makes an election to be treated as a “Qualified Electing Fund” (“QEF”) for the first taxable year in which they hold the stock and in which we are a PFIC, or makes the mark-to-market election, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult their tax adviser with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC. These consequences are discussed in more detail under the heading “Tax Considerations — Material U.S. Federal Income Tax Consequences — United States Federal Income Taxation of U.S. Holders — Passive Foreign Investment Company Status and Significant Tax Consequences.”

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

Certain stockholders, which include Navios Holdings, are entitled to demand that we register the resale of their common stock totaling 20,192,647 shares. In addition, one third-party holder has an effective resale registration statement with respect to 1,677,759 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, including the effective resale registration statement, there will be an additional 21,870,406 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

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

The agreements and instruments governing our indebtedness impose certain operating and financial restrictions on us. Among other restrictions, these restrictions may limit our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions in sell all or substantially all of our properties or assets;

•	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender;

•	transfer or sell any of our vessels; and

•	enter into certain transactions with our affiliates.

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

Our credit facilities mature on various dates through 2022 and our ship mortgage notes mature on November 1, 2017. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations. Our credit facilities, the indenture governing our notes and any future indebtedness may, restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of no collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under our credit facilities (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

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

On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders owned 6,325,000 Sponsor Units. On July 1, 2008, we consummated our IPO in which we sold 25,300,000 units, consisting of one common stock and one warrant, and raised gross proceeds of $253.0 million. Simultaneously with the closing of the IPO, Navios Holdings purchased 7,600,000 warrants from us in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account. The net proceeds of our IPO, including amounts in the trust account, were invested in U.S. government securities (“U.S. Treasury Bills”) with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from the trust account to the underwriters of our IPO for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to us for general operating expenses.

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

On August 27, 2010, Navios Acquisition completed the “Warrant Exercise Program” under which holders of its publicly traded and private warrants had the opportunity to exercise their warrants on enhanced terms (see note 19 of the audited financial statements included herein).

On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition of seven VLCCs for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The purchase price was financed as follows: (a) $410.5 million of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134.3 million of cash paid at closing; (c) $11.0 million through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited into a one-year escrow to provide for indemnity or other claims (see note 19 of the audited financial statements included herein); and (d) $51.4 million due to a shipyard in 2011 for the newbuilding that was delivered in June 2011. The VLCC Acquisition was accounted for as a business combination.

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Existing Notes”).

On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104.6 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.

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

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition. After giving effect to this exchange, Navios Holdings owns 45.0% of our outstanding common stock. Each holder of shares of Series C Convertible Preferred Stock is entitled at their option at any time, after March 31, 2013, to convert all or any of their outstanding shares into shares of our common stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676 subject to certain limitations. Upon the declaration of a common stock dividend, the holders of Series C Convertible Preferred Stock are entitled to receive dividends in an amount equal to the amount that would have been received on the number of shares of our common stock into which the shares of Series C Convertible Preferred Stock held by each holder could be converted.

On November 4, 2011, from the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 were released to the sellers and the remaining 217,159 were returned to Navios Acquisition. The returned shares were cancelled on December 30, 2011. Following the release, Navios Holdings ownership of the outstanding voting stock of Navios Acquisition increased to 45.24%, and its economic interest in Navios Acquisition increased to 53.96%

Vessel Deliveries and Acquisitions

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt LR1 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $11,850 for a period of three years plus two one year options. The charter contract also provides clauses for profit sharing.

On November 14, 2011, Navios Acquisition took delivery of the Nave Andromeda, a 75,000 dwt LR1 South Korean — built product tanker, for a total cost of $44.6 million. Cash paid was $27.2 million and $17.4 million was transferred from vessel deposits.

On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt for a total cost of $42.5 million that was paid with cash. Favorable lease terms recognized through this transaction amounted to $5.2 million and the balance of $37.3 million was classified under vessels, net.

On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 - built MR2 product tanker vessel of 50,542 dwt, for a total cost of $42.4 million that was paid with cash. Favorable lease terms recognized through this transaction amounted to $5.1 million and the balance of $37.3 million was classified under vessels, net.

On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119.2 million. Cash paid was $29.1 million and $90.1 million was transferred from vessel deposits.

On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean-built chemical tanker, for a total cost of $31.7 million. Cash paid was $4.5 million and $27.2 million was transferred from vessel deposits.

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

On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the Product and Chemical Tanker Acquisition, for a total cost of $43.7 million. Cash paid was $39.3 million and $4.4 million was transferred from vessel deposits.

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

Navios Acquisition’s Fleet

Our current fleet consists of a total of 29 double-hulled tanker vessels, aggregating approximately 3.3 million deadweight tons, or dwt. The fleet includes seven VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), 12 Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Of the 29 vessels in our current fleet, we have taken delivery of seven VLCC tankers, three LR1 tankers, two MR2 product tankers and two chemical tankers, and we expect to take delivery of ten vessels in 2012, two vessels in 2013, and three vessels in 2014 based on current construction schedule. All the vessels that we have taken delivery of, as well as four of the MR2 product tankers that we will take delivery of in the second, third and fourth quarters of 2012, are currently chartered-out to high-quality counterparties, including affiliates of Shell, Formosa Petrochemical Corporation, Sinochem Group, SK Shipping and DOSCO (a wholly owned subsidiary of COSCO) with an average remaining charter period of approximately 4.1 years. As of March 14, 2012, we have charters covering 89.4% of available days in 2012, 58.4% of available days in 2013 and 50.4% of available days in 2014, based on the estimated scheduled delivery dates for vessels under construction.

Vessels	Type	Built/Delivery Date	DWT	Net Charter Rate (1)		Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,751	(3,4)	None	November 2012
Nave Cosmos	Chemical Tanker	2010	25,130	11,700		60%/40%	August 2012
Nave Polaris	Chemical Tanker	2011	25,145	11,700		60%/40%	July 2012
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625	(5)	50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	11,850	(6)	100% up to $15,000	November 2014
						50% above $15,000
						90% up to 15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(7)	50% above $15,000	January 2015
Owned Vessels to be Delivered
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000

TBN	MR2	Q2 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q3 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(9)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(9)	50% /50%
TBN	MR2	Q4 2012	50,000	13,825	(10)	50% /50%
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with the charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.
(4)	Charterer’s option to extend the charter for 1+1+1 years at $12,739 (net) 1st optional year; $13,825 (net) plus 50/50% profit sharing 2nd optional year; $14,813 (net) plus 50/50% profit sharing 3rd optional year.
(5)	Vessel sub chartered at $34,843/day until third quarter 2012.
(6)	Charterer’s option to extend the charter for 1+1 years at $12,838 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $13,825 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(8)

Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.

(9)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(10)	Contract remains on Charterer’s option until March 30, 2012.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•

Modern, High–Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.0 billion, including investments of approximately $0.6 billion in newbuilding constructions. As of March 14, 2012 our fleet has an average age of approximately 5.9 years. Once we have taken delivery of all of our vessels, scheduled to occur by the end of the fourth quarter of 2014, the average age of our fleet will be 5.2 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•

Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of, as well as the MR2 product tanker vessels that we will take delivery of in the second, third and fourth quarter of 2012, are chartered out with an average remaining charter period of approximately 4.1 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 14, 2012, we have charters covering 89.4% of available days in 2012, 58.4% of available days in 2013 and 50.4% of available days in 2014, based on the estimated scheduled delivery dates for vessels under construction. The charter arrangements for our seven VLCC tankers, four contracted LR1 tankers, six MR2 product tankers and two chemical tankers represent $ 146.4 million in 2012, $147.1 million in 2013 and $133.9 million in 2014 of aggregate contracted net charter revenue, exclusive of any profit sharing.

•

Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

•

High–Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries, Dalian Ocean Shipping Company (“DOSCO”), a wholly owned subsidiary of COSCO, one of China’s largest state–owned enterprises specializing in global shipping, logistics and ship building and repairing, Sinochem, a “Fortune Global 500” company; Formosa Petrochemical Corporation, a leading Taiwanese energy company; and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group; or their affiliates.

•

An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 20 years of experience in the shipping industry. Ms. Frangou is also the Chairman and CEO of Navios Holdings and Navios Partners and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•

Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•

Enhance Operating Visibility With Charter–Out Strategy. We believe that we are a safe, cost–efficient operator of modern and well–maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long–term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short–term time charters, with a greater emphasis on long–term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. As of March 14, 2012, we have charters covering 89.4% of available days in 2012, 58.4% of available days in 2013 and 50.4% of available days in 2014, based on the estimated scheduled delivery dates for vessels under construction. We will look to secure employment for the newbuilding product tankers scheduled for delivery over the next three years, as we draw nearer to taking delivery of the vessels.

•

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

•

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

•

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

Navios Holdings closely monitors credit exposure to charterers and other counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high–credit, quality–collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We believe that Navios Acquisition will benefit from these established policies. In addition, we are exploring the possibility of participating in the credit risk insurance currently available to Navios Holdings. Navios Holdings has insured its charter–out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse it for the charter payments under the terms of the policy for the remaining term of the charter–out contract (subject to applicable deductibles and other customary limitations for insurance). While we may seek to benefit from such insurance, no assurance can be provided that we will qualify for or choose to obtain this insurance.

•

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

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy. Our major customers during 2011 were: DOSCO, Blue Light Chartering Inc and Jacob Tank Chartering GMBH & CO. KG. For the year ended December 31, 2011, these three customers accounted for 43.9%, 11.5% and 11.3% respectively, of Navios Acquisition’s revenue.

For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue.

Although we believe that if any one of our charters were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to then–current market conditions, or otherwise.

Expenses

Management fees: Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings, for five years from the closing of the Product and Chemical Tanker Acquisition, provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then–current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels. Total management fees for each of the years ended December 31, 2011, 2010 and 2009 amounted to $35.7 million, $9.8 million and $0, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2011, 2010 and 2009, administrative services rendered by Navios Holdings amounted to $1.5 million, $0.4 million and $0.1 million, respectively.

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	the shipowner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

For more information on the management agreement we have with Navios Holdings and the administrative services agreement we have with Navios Holdings, please read “Item 7. — Unit holders and Related Party Transactions”.

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

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

Governmental and Other Regulations

Sources of applicable rules and standards

Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

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

The International Maritime Organization, or IMO, has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship safety regulation

In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and comes into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

International regulations to prevent pollution from ships

In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel, It is expected that waters off the North American coast will be established as an ECA, where NOx, SOx and particulate matter emissions will be regulated, from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, having effect from January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015), as well as nitrogen oxide after treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our newbuild tanker vessels will comply with Regulation 12A.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in 2012. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 29, 2012, the Convention has been ratified by 33 states, representing 26.5% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

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

OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons liability to the greater of $3,000 per gross ton or $22 million (this amount is reduced to $6.0 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $1,900 per gross ton or $16.0 million (or $4.0 million for a vessel less than 3,000 gross tons), whichever is greater. These amounts are periodically adjusted for inflation.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress has proposed, but has not formally adopted legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) In November 2011, the EPA issued a revised draft Vessel General Permit that is expected to go into effect in 2013. This new VGP will impose a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which take effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. In October 2010, the U.S. Coast Guard proposed a rule that would make its VCS requirements more compatible with new EPA and State regulations, reflect changes in VCS technology, and codify existing U.S. Coast Guard guidelines. It appears unlikely that the updated U.S. Coast Guard rule when finalized will impose a material increase in costs.

We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

International laws governing civil liability to pay compensation or damages

We operate a fleet of product and chemical tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (The “OPA”) discussed below, are particularly stringent.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 29, 2012 it was in effect in 64 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Hull and Machinery Insurance

Navios Acquisition has obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts ranging between $75,000 and $250,000, depending on the size of the tanker vessel. Navios Acquisition has also extended its war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident, including a piracy seizure.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers Navios Acquisition’s third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Navios Acquisition’s protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $60.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $60.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.06 billion, i.e. $3.06 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one even any one vessel with a sub-limit of $2.0 billion for passengers.

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

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Indian, Romanian, Russian and Ukranian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Administrative Services

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. See “Item 7B-Related Party Transactions — the Administrative Services Agreement.”

Legal Proceedings

To the knowledge of management, there is no litigation currently pending or contemplated against us or any of our officers or directors in their capacity as such.

C. Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2011.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Shinyo Dream Limited	Vessel Owning Company	Hong Kong
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

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

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Existing Notes”).

On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104.6 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank.

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

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition. After giving effect to this exchange, Navios Holdings owned 45.0% of our outstanding common stock. Each holder of shares of Series C Convertible Preferred Stock is entitled at their option at any time, after March 31, 2013, to convert all or any of their outstanding shares into shares of our common stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of Series C Convertible Preferred Stock are entitled to receive dividends in an amount equal to the amount that would have been received on the number of shares of our common stock into which the shares of Series C Convertible Preferred Stock held by each holder could be converted.

On November 4, 2011, with respect to the shares held in escrow for the VLCC Acquisition, a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011.

As of December 31, 2011, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 4,540 shares of preferred stock, and 6,037,994 public warrants. Included in the number of shares and warrants are 18,815 units (one unit consists of one share of common stock and one warrant).

Fleet Development

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the asset acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to Navios Acquisition for general operating expenses. From the 13 vessels, Navios Acquisition took delivery of two LR1s in June and July 2010, and two chemical tankers in October 2010 and January 2011, respectively.

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

On November 4, 2011, a total of 1,160,963 shares of common stock were released to the sellers of the “VLCC Acquisition” and the remaining 217,159 were returned to Navios Acquisition in settlement of claims relating to representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011.

On October 26, 2010, Navios Acquisition entered into agreements to acquire two 75,000 dwt LR1 product tankers. The acquisition price of $87.0 million is financed with: (a) the issuance of $5.4 million mandatorily convertible preferred stock, (b) a new credit facility of $52.2 million and (c) $29.4 million of cash on hand. On November 14, 2011, Navios Acquisition took delivery of the Nave Andromeda, a 75,000 dwt LR1 South Korean –built product tanker, for a total cost of $44.6 million. Cash paid was $27.2 million and $17.4 million was transferred from vessel deposits. The Nave Estella was delivered to Navios Acquisition’s fleet on January 20, 2012.

On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean-built chemical tanker, for a total cost of $31.7 million. Cash paid was $4.5 million and $27.2 million was transferred from vessel deposits.

On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119.2 million. Cash paid was $29.1 million and $90.1 million was transferred from vessel deposits.

On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt and attached time charter, for a total cost of $42.4 million that was paid in cash. Favorable lease terms recognized through this transaction amounted to $5.1 million and the balance of $37.3 million was classified under vessels, net.

On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt and attached time charter, for a total cost of $42.5 million that was paid in cash. Favorable lease terms recognized through this transaction amounted to $5.2 million and the balance of $37.3 million was classified under vessels, net.

Prior to our initial acquisition of vessels, on May 28, 2010, we had neither engaged in any operations nor generated any revenues. We generated non-operating income in the form of interest income on cash and cash equivalents following the completion of our IPO.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	Statement of operations
			2011	2010	2009
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7 - 12/31	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	4/28 - 12/31	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/26 - 12/31	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	5/28 - 12/31	—
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7 - 12/31	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	10/05 - 12/31	—
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/26 - 12/31	—
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	9/10 - 12/31	—
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	9/10 - 12/31	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	5/28 - 12/31	—
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/5 - 12/31	—	—
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/5 - 12/31	—	—
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/5 - 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

Our Charters

For the year ended December 31, 2011, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., Blue light Chartering Inc and Jacob Tank Chartering GMBH &CO. KG. which accounted for 43.9%, 11.5% and 11.3% respectively. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. There were no customers in the corresponding 2009 period as the Company was in the development stage. No other customers accounted 10% or more of total revenue for any of the years presented.

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

Period over Period Comparisons

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011 and 2010. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	$121,925	$33,568
Time charter expenses	(3,499)	(355)
Direct vessel expenses	(633)	—
Management fees	(35,679)	(9,752)
General and administrative expenses	(4,241)	(1,902)
Shared based compensation	—	(2,140)
Transaction costs	—	(8,019)
Depreciation and amortization	(38,638)	(10,120)
Prepayment penalties & write-off deferred financing costs	(935)	(5,441)

Interest income	1,414	862
Interest expenses and finance cost, net	(43,165)	(10,651)
Other (expense)/income, net	(406)	404

Net loss	$(3,857)	$(13,546)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2011 and 2010 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2011	Year ended December 31, 2010
FLEET DATA
Available days (1)	4,053	1,104
Operating days (2)	4,004	1,096
Fleet utilization (3)	98.8%	99.3%
Vessels operating at period end	14	9
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$29,218	$30,087

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

For the year ended December 31, 2011, Navios Acquisition had 4,053 available days, after it took delivery of the vessel Nave Cielo (ex. Colin Jacob) on June, 2010, Nave Ariadne (ex. Ariadne Jacob) on July 2010, seven VLCCs on September 10, 2010, of which the Shinyo Kieran was delivered in June 2011, the vessel Nave Cosmos on October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011. There were 1,104 available days in the comparative period in 2010.

Revenue: Revenue for the year ended December 31, 2011 increased by $88.3 million or 262.8% to $121.9 million, as compared to $33.6 million for the year ended 2010. The increase was mainly attributable to the acquisitions of the Nave Cielo (ex. Colin Jacob) and the Nave Ariadne (ex. Ariadne Jacob) in July 2010, seven VLCCs in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011 and a $3,704 early termination compensation fee. As a result of the vessel acquisitions described above, available days of the fleet increased to 4,053 days for the year ended December 31, 2011, as compared to 1,104 days for the year ended December 31, 2010. The TCE rate decreased to $29,218 for the year ended December 31, 2011, from $30,087 for the year ended December 31, 2010.

Time Charter Expenses: Time charter expenses for the year ended December 31, 2011 increased by $3.1 million to $3.5 million, as compared to $0.4 million for the year ended December 31, 2010. The increase was attributable to brokerage commissions and other miscellaneous expenses, due to the increased number of vessels operating in Navios Acquisition’s fleet. Time charter expenses are expensed over the period of the time charter.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of two VLCC vessels that were completed in August 5, 2011 and October 3, 2011, respectively, amounted to $0.6 million for the year ended December 31, 2011. There were no direct vessel expenses for the comparative period in 2010.

Management Fees: Management fees for the year ended December 31, 2011 increased by $25.9 million to $35.7 million, as compared to $9.8 million for the year ended December 31, 2010. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet. Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings, provides for five years from the closing of the Product and Chemical Tanker Acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $0.3 million per vessel chemical LR1 and MR2 product and are reimbursed at cost for VLCC vessels.

General and Administrative Expenses: Total general and administrative fees for the year ended December 31, 2011 increased by $2.3 million or 121% to $4.2 million compared to $1.9 million for the year ended December 31, 2010. The increase was mainly attributable to the increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2011 and 2010, the expenses charged by Navios Holdings for administrative services were $1.5 million and $0.4 million, respectively. The remaining balance of $2.7 million and $1.5 million of general and administrative expenses for the years ended December 31, 2011 and 2010, respectively, related to legal and professional fees including audit fees.

Share-based compensation: On June 11, 2008, Navios Holdings transferred 290,000 Sponsor Units to our officers and directors. Each Sponsor Unit consisted of one warrant and one share of common stock and they vested only upon a successful business combination. As such, on May 28, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with equal increase in our Additional Paid in Capital. There were no share based compensation for the year ended December 31, 2011.

Transaction costs: On September 10, 2010, we completed the VLCC Acquisition and we incurred certain expenses directly related to such acquisition that amounted to $8.0 million. From the $8.0 million, $2.4 million was related to various audit, legal and consulting fees and $5.6 million was related to the fair value of 3,000 shares of preferred stock issued to an independent third party holder in connection with the payment of certain consultant and advisory fees. There were no transaction costs for the year ended December 31, 2011.

Depreciation and Amortization: Depreciation and amortization increased by $28.5 million to $38.6 million for the year ended December 31, 2011 as compared to $10.1 million for the year ended December 31, 2010. The increase of $28.5 million was attributable to: (a) an increase in depreciation expense of $23.9 million due to the acquisitions of the vessel Nave Cielo (ex. Colin Jacob) on June, 2010, Nave Ariadne (ex. Ariadne Jacob) on July 2010, seven VLCCs on September 10, 2010, of which the Shinyo Kieran was delivered in June 2011, the vessel Nave Cosmos on October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011; and (b) an increase in amortization expense of $4.6 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

Prepayment penalties and write-off deferred financing costs: Prepayment penalties and write-off of deferred financing costs amounted to approximately $0.9 million for the year ended December 31, 2011 compared to $5.4 million for the year ended December 31, 2010.

For the year ended December 31, 2011, an amount of $0.9 million of deferred financing costs was written-off in relation to the cancellation of certain committed credit.

For the year ended December 31, 2010, following the issuance of the Existing Notes and net proceeds raised of $388.9 million, loan facilities, that previously secured the six VLCC vessels, were fully repaid, and as a result deferred finance costs related to these facilities of $2.9 million, were written off and prepayment fees of $2.5 million were paid.

Interest Income: Interest income for year ended December 31, 2011 increased by $0.5 million to $1.4 million compared to $0.9 million for the year ended December 31, 2010.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2011 increased by $32.5 million to $43.2 million, as compared to $10.7 million for the year ended December 31, 2010. The increase was due to: (a) the increase in average outstanding loan balance to $327.2 million in the year ended December 31, 2011 from $185.7 million in the year ended December 31, 2010; (b) the full effect of the Existing Notes which were issued on October 21, 2010; and (c) the effect of the Additional Notes, which were issued on May 26, 2011. As of December 31, 2011 and 2010, the outstanding loan balance under Navios Acquisition’s credit facilities was $885.4 million and $721.8 million, respectively, and the weighted average interest rate as of December 31, 2011 and 2010 was 3.16% and 3.27%, respectively.

Other (expense)/ income, net: Other (expense)/ income, net decreased to a $0.4 million expense for the year ended December 31, 2011 compared to $0.4 million income for the same period in 2010. The decrease of $0.8 million was mainly attributable to: (a) $0.5 million of claim reserves; and (b) $0.3 million decrease in miscellaneous income.

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

The following table presents consolidated revenue and expense information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	$33,568	$—
Time charter expenses	(355)	—
Management fees	(9,752)	—
General and administrative expenses	(1,902)	(994)
Shared based compensation	(2,140)	—
Transaction costs	(8,019)	—
Depreciation and amortization	(10,120)	—
Prepayment penalties & write-off deferred financing costs	(5,441)	—
Interest income	862	346
Interest expenses and finance cost, net	(10,651)	—
Other income, net	404	—

Net loss	$(13,546)	$(648)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2010 and 2009 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2010	Year ended December 31, 2009
FLEET DATA
Available days (1)	1,104	—
Operating days (2)	1,096	—
Fleet utilization (3)	99.3%	—
Vessels operating at period end	9	—
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$30,087	$—

(1)	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.
(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

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

Time charter expenses comprise brokerage commissions and other miscellaneous expenses. Time charter expenses are expensed over the period of the time charter.

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

Prepayment penalties and write-off deferred financing costs: Prepayment penalties and write-off of deferred financing costs amounted to approximately $5.4 million for the year ended December 31, 2010 compared to $0 million for the year ended December 31, 2009. Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, loan facilities, that previously secured the six VLCC vessels, were fully repaid, and as a result deferred finance costs related to these facilities of $2.9 million, were written off and prepayment fees of $2.5 million were paid.

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

B. Liquidity and Capital Resources and Uses

Our initial liquidity needs were primarily met through our IPO and private placement of warrants which took place in 2008 and generated gross proceeds of $260.6 million. Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, longterm bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to raise the size of our credit Facilities or obtaining additional funds on favorable terms.

On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.

Navios Acquisition finances its capital requirements with cash flows from operations, equity contributions from stockholders, bank loans and the issuance of the Existing Notes and Additional Notes. Main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Acquisition on December 29, 2011 entered into loan agreements to finance the three newbuild product tankers scheduled to be delivered in 2014, acquired in January 2012, see “Long Term Debt Obligations and Credit Arrangements”.

Cash flows for the year ended December 31, 2011 compared to the year ended December 31, 2010:

The following table presents cash flow information for the years ended December 31, 2011 and 2010. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash provided by operating activities	$67,972	11,479
Net cash used in investing activities	(229,516)	(104,781)
Net cash provided by financing activities	141,484	154,575

Change in cash and cash equivalents	$(20,060)	61,273

Cash provided by operating activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash provided by operating activities increased by $56.5 million to $68.0 million for the year ended December 31, 2011 as compared to $11.5 million for the same period in 2010. The increase is analyzed as follows:

The net loss for the year ended December 31, 2011 was $3.9 million compared to $13.5 million loss for the year ended December 31, 2010. In determining net cash provided by operating activities for the years ended December 31, 2011, net loss was adjusted for the effect of depreciation and amortization of $38.6 million, $3.2 million for amortization and write-off of deferred finance fees and $0.6 million for the amortization of drydocking costs. For the period ended December 31, 2010, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $10.1 million, $3.5 million amortization and write-off of deferred financing cost, $5.6 million for non cash transaction costs and $2.1 million for share based compensation.

Amounts due to related parties increased by $37.5 million from $6.1 million for the year ended December 31, 2010 to $43.6 million for the year ended December 31, 2011. The increase was due to: (i) administrative fees payable to the Manager of $0.9 million; (ii) managements fees payable to the Manager of $18.1 million; (iii) $16.0 million costs related to vessel pre-building expenses and dry dockings; (iv) $0.1 million related to accrued interest; and (v)$2.4 million related to insurances.

Capitalized dry dock costs incurred in the year ended December 31, 2011 were $7.8 million and related to the dry dock and special survey costs incurred for two of the VLCC tanker vessels of the fleet.

Accounts receivable increased by $2.0 million to $6.5 million for the year ended December 31, 2011, from $4.5 million for the year ended December 31, 2010 and were related to receivables from charterers.

Restricted cash from operating activities decreased by $0.5 million for the year ended December 31, 2010 and related to the cash held in retention account for the payment of interest under our credit facilities.

Accounts payable decreased by $2.4 million from $3.4 million for the year ended December 31, 2010 to $1.0 million for the year ended December 31, 2011. This decrease was attributable to the decrease in legal and professional fees of $2.3 million and the $0.6 million decrease in other creditors which were partially offset by the $0.5 million increase in broker’s commission payable.

Prepaid expenses increased by $0.1 million to $0.5 million for the year ended December 31, 2011 from $0.4 million for the year ended December 31, 2010, due to a decrease in prepaid vessel operating expenses On November 4, 2011, with respect to the shares held in escrow for the VLCC Acquisition, a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011. The value of the 217,159 shares that were returned was $1.2 million.

Accrued expenses increased by $6.3 million to $15.5 million for the year ended December 31, 2011, from $9.2 million on December 31, 2010. The increase was attributable to a $1.2 million increase in accrued interest, $4.2 million increase in other accrued expenses due to increase in accrued deferred finance fees incurred in relation to credit facilitites entered to partially finance the acquisition of three MR2 vessels, $0.4 million increase in voyage expenses and $0.5 million increase due to the straight line effect of revenue of the vessels acquired in July 2011.

Other long term assets increased by $1.3 million for the year ended December 31, 2011 and $0 million of the comparative period in 2010. On October 28, 2011, the charter contract of the Nave Ariadne (ex Ariadne Jacob) and Nave Cielo (ex Colin Jacob) were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $0.5 million to $3.3 million for the year ended December 31, 2011 from $2.8 million on December 31, 2010.

Long Term Liabilities increased by $0.5 million. Lond term liabilities are related to the long term portion of the straight line effect of revenue of the vessels acquired in July 2011.

Cash used in by investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in investing activities increased by $124.7 million to $229.5 million at December 31, 2011 from $104.8 million at December 31, 2010 mainly as a result of fleet expansion.

Net cash used in investing activities resulted from: (a) $143.2 million paid for the acquisition of the Nave Polaris in January 2011, the Shinyo Kieran in June 2011, the Buddy and the Bull in July 2011 and the Nave Andromed in November 2011; (b) $79.7 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014; and (c) $10.4 million of intangible assets and liabilities associated with the acquisition of two MR2 vessels in July 2011. The $233.3 million was partially offset by a $3.8 million decrease in restricted cash.

For the year ended December 31, 2010 net cash used in investing activities increased as a result of: (a) a $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels acquired in Navios Acquisition’s initial vessel acquisition; (b) $89.9 million paid for the acquisition of the Colin Jacob, the Ariadne Jacob and the Nave Cosmos that were delivered on June 29, 2010, July 2, 2010 and October 27, 2010, respectively; (c) $102.0 million paid for the VLCC Acquisition, net of cash acquired through working capital; and (d) $90.2 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through December 2012. The increase was partially offset by the release of $251.5 million of investments from the trust account and the release of $2.3 million from the restricted cash.

Cash provided by financing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash provided by financing activities decreased by $13.1 million to $141.5 million at December 31, 2011 from $154.6 million at December 31, 2010.

Net cash provided by financing activities for the year ended December 31, 2011 was $141.5 million. Net cash provided by financing activities resulted from a $252.1 million loan proceeds net of deferred finance fees and a $33.2 million proceeds from related party loan, net of deferred finance fees. This increase was partially offset by: (a) $1.7 million decrease in restricted cash; (b) $126.3 million for loan repayments; (c) $6.0 million repayment of a loan from related party; and (d) $9.8 million dividends paid.

Net cash provided by financing activities for the year ended December 31, 2010 was $154.6 million. Net cash provided by financing activities resulted from: (a) $556.7 million loan proceeds net of deferred finance fees; (b) $75.0 million from net proceeds from the warrant exercise program; (c) $39.6 million proceeds from related party loan; and (d) $33.4 million net proceeds from the equity offering of 6,500,000 shares that was completed on November 19, 2010. This increase was offset by: (a) $99.3 million paid to holders of 10,021,399 shares of our common stock who voted against the initial vessel acquisition and elected to redeem their shares; (b) $8.9 million disbursed to the underwriters of Navios Acquisitions initial public offering for deferred fees; (c) $0.3 million decrease in restricted cash; (d) $412.3 million for loan repayments, of which, $410.5 million is associated with facilities acquired in the VLCC Acquisition; (e) $27.6 million repayment of a loan from related party; and (f) $1.8 million costs related to the issuance of Series B convertible preferred stock .

Cash flows for the year ended December 31, 2010 compared to the year ended December 31, 2009:

The following table presents cash flow information for the years ended December 31, 2010 and 2009. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009
Net cash provided by/(used in) operating activities	$11,479	$(623)
Net cash (used in)/provided by investing activities	(104,781)	708
Net cash provided by financing activities	154,575	—

Change in cash and cash equivalents	$(61,273)	$85

Cash provided by/ (used in) operating activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

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

Amounts due to related parties increased by $5.6 million from $0 for the year ended December 31, 2009 to $6.1 million for the year ended December 31, 2010 (including $0.5 million payable to Navios Holdings on the unspacking date). The increase was due to: (i) administrative fees payable to the Manager of $0.4 million; (ii) management fees payable to the Manager of $2.7 million; and (iii) $2.5 million costs related to vessel pre-building expenses.

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

Net cash provided by financing activities resulted from: (a) $556.3 million from loan proceeds net of deferred finance fees; (b) $75.0 million from net proceeds from the warrant exercise program; (c) $40.0 million proceeds from related party loan; and (d) $33.4 million net proceeds from the equity offering of 6,500,000 shares that was completed on November 19, 2010. This increase was offset by: (a) $99.3 million paid to holders of 10,021,399 shares of our common stock who voted against the initial vessel acquisition and elected to redeem their shares; (b) $8.9 million disbursed to the underwriters of Navios Acquisitions initial public offering for deferred fees; (c) $0.3 million decrease in restricted cash; (d) $412.3 million for loan repayments, of which, $410.5 million is associated with facilities acquired in the VLCC Acquisition; (e) $27.6 million repayment of a loan from related party; and (f) $1.8 million costs related to the issuance of Series B convertible preferred stock.

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

Expressed in thousands of U.S. dollars	Year Ended December 31, 2011 (unaudited)	Year Ended December 31, 2010 (unaudited)
Net Cash from Operating Activities	$67,972	$11,479
Net increase in operating assets	12,972	1,579
Net increase in operating liabilities	(42,342)	(5,269)
Net interest cost	41,751	9,789
Share Based Compensation	—	(2,140)
Non cash transaction costs	—	(5,619)
Amortization of deferred finance cost	(2,253)	(518)
Write-off of deferred finance costs	935	(2,938)

EBITDA	$77,165	$6,363
Share Based Compensation	—	2,140
Transaction cost	—	8,019
Write-off deferred finance costs	(935)	5,441
Adjusted EBITDA	78,100	$21,963

(1)

	Year ended December 31, 2011	Year ended December 31, 2010
Net cash provided by /(used in) operating activities	67,972	$11,479
Net cash used in investing activities	(229,516)	$(104,781)
Net cash provided by financing activities	141,484	$154,575

EBITDA represents loss plus interest expenses and finance cost plus depreciation and amortization and income taxes.

Adjusted EBITDA for the year ended December 31, 2011, represents EBITDA excluding the write-off of $0.9 million of the deferred finance costs that were incurred in connection with the cancellation of committed credit.

Adjusted EBITDA for the year ended December 31, 2010, excludes $8.0 million of transaction costs for the VLCC acquisition, $5.4 million of prepayment fees and write-off of deferred financing costs and $2.1 million of share based compensation.

EBITDA and Adjusted EBITDA are presented because Navios Acquisition believes that EBITDA and Adjusted EBITDA are bases upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Long-Term Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance, completed the sale of the $400.0 million of Existing Notes. Following the issuance of the Existing Notes and net proceeds raised of $388.9 million, the securities on six VLCC under their loan facilities were fully released in connection with the full repayment of the facilities totalling $343.8 million, $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility and the remaining proceeds were used for working capital purposes. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of the $105.0 million of Additional Notes. The net proceeds of the offering of $104.6 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Marfin Egnatia Bank. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. The subsidiary guarantees are full and unconditional, as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the bond indenture upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.

The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. We filed a registration statement for the exchange of the Existing Notes which became effective on January 31, 2011. On February 2, 2011, we commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged. A registration statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011, we commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, 100% of the outstanding Additional Notes were exchanged.

Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.

Credit Facilities

Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $115.8 million was outstanding under this facility and $31.2 million remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $36.2 million was outstanding under this facility and $38.8 million remains to be drawn.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.44 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of December 31, 2011, the facility was fully drawn, and the outstanding amount under this facility was $44.1 million.

Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions upon Navios Acquisition’s request and the bank’s consent) and bears interest at a rate of LIBOR plus 275 bps. As of December 31, 2011, the outstanding amount under this facility was $24.3 million that was used to partially finance the acquisition cost of two product tanker vessels and $55.7 million remains undrawn. Pursuant to an agreement dated December 28, 2011, the maturity of the facility was extended, to match the delivery of the vessels.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million, each with a final balloon payment of $15.1 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2011 was $46.5 million and $5.7 million remains to be drawn.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.0, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $18.2 million was outstanding under this facility ($9.1 million from each of the two tranches) and $33.8 million remain to be drawn.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $53.3 million was outstanding under this loan agreement ($26.6 million from each of the two tranches), and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51.0 million (divided into two tranches of $25.5 million each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $0 was drawn and outstanding under this loan agreement.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $0 was drawn and outstanding under this loan agreement.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $0 was drawn and outstanding under this loan agreement.

Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an agreement dated November 8, 2011, this facility was extended from April 2012 to December 2014. As of December 31, 2011, the outstanding amount under this facility was $40.0 million and interest accrued under this facility is $0.1 million, is included under amounts due to related parties.

The VLCC Acquisition Credit Facilities

On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, it entered into, assumed and supplemented the VLCC Acquisition Credit Facilities described below. The VLCC Acquisition Credit Facilities were fully repaid and terminated with the proceeds of the Existing Notes on October 21, 2010.

In connection with the full repayment of the VLCC facilities of $343.8 million Navios Acquisition paid prepayment fees and breakage cost of $2.5 million and wrote-off unamortized deferred financing costs of $2.9 million. The total amount of $5.4 million was expensed in the Statement of Operations in the year ended December 31, 2010.

On December 12, 2006, a loan of $82.9 million was obtained from HSH Nordbank AG. The loan was secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56.1 million and was repayable in one installment of $2.2 million, one installment of $1.9 million, 12 installments of $2.0 million, eight installments of $1.5 million and four installments of $2.0 million after the prepayment of $8.0 million on September 13, 2010. Payments were to be made quarterly until the tenth anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included: (a) a new margin of 2.75%; (b) a financial covenant package similar to Navios Acquisition’s other facility agreements; (c) the prepayment of $8.0 million held in a cash collateral account; and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as the facility was repaid through the issuance of the Existing Notes on October 21, 2010.

On September 5, 2007, a syndicated loan of $65.0 million was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54.7 million and was repayable in one installment of $0.90 million, four installments of $0.95 million, four installments of $1,0 million, four installments of $1.08 million, four installments of $1.15 million four installments of $1.2 million, seven installments of $1.25 million and a balloon payment of $23.55 million payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as it was repaid through the issuance of the Existing Notes on October 21, 2010.

On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.9 million and was repayable in three installments of $1.6 million, eight installments of $1.7 million, four installments of $1.8 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $10.4 million payable together with the last installment. Payments are to be made quarterly until the tenth anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of December 31, 2010 was $0 million, since it was repaid through the issuance of the Existing Notes on October 21, 2010.

On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.8 million and was payable in two installments of $1.6 million, four installments of $1.6 million, four installments of $1.7 million, four installments of $1.9 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $12.1 million together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0, as it was repaid through the issuance of the Existing Notes on October 21, 2010.

On May 16, 2007, a syndicated loan in the amount of $62.0 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38.8 million and was repayable in three installments of $1.9 million, four installments of $2.1 million, four installments of $2.2 million and three installments of $2.4 million together with a balloon payment of $8.9 million. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0, since the facility was repaid through the issuance of the Existing Notes on October 21, 2010.

On March 26, 2010, a loan facility of $90.0 million was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90.0 million. The loan was secured by the Shinyo Saowalak together with security interests in related assets and was repayable by 12 installments of $1.8 million, 12 installments of $2.0 million and 16 installments of $2.8 million. The first repayment was to be made on September 21, 2010 with the last installment to be paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of December 31, 2010 was $0, since the facility was paid in full on October 21, 2010 through the issuance of the Existing Notes.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the tanker market at any given time. For other trends affecting our business please see other discussions in “Item 5-Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2011:

	Payments due by period
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations (1,2)	$11,928	$27,008	$72,803	$731,644	$843,383
Loans due to related parties (3)	$—	$40,000	—	—	40,000
Vessel deposits (4)	271,638	41,152	—	—	312,790

Total contractual obligations	$283,566	$108,160	$72,803	$731,644	$1,196,173

1.	The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum.
2.	The long-term debt contractual obligations includes in the amount shown for more than three and five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of the LR1 vessel, the Nave Estella, which was delivered to Navios Acquisition’s fleet on January 20, 2012.
3.	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, and a margin of 3.00% per annum.
4.	Future remaining contractual deposits of the ten MR2 product tanker vessels and the four LR1 product tanker vessels to be delivered in various dates through October 2014.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Vessels, Net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $285 per lightweight ton, as we believe these levels are common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2011, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and deposits for buildings and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Company’s remaining charter agreement rates and the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2012 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make vessel ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

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

Goodwill: As required by the accounting guidance, goodwill acquired in a business combination is not to be amortized.

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

Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Acquisition’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

Management, after considering various indicators performed an impairment test which included intangible assets as described in critical Accounting policy “Impairment of long-lived assets”. As of December 31, 2011, there was no impairment of intangible assets.

Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking and special survey period.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Acquisition adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011 the FASB issued an amendment to the new standard on Comprehensive income to defer the requirement to measure and present reclassification adjustments form accumulated other comprehensive income to net income by income statement line item is net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments did not have a significant impact on Navios Acquisition’s consolidated financial statements. There were no items of other comprehensive income arising in any of the periods presented.

Goodwill Impairment guidance

In September 2011, the FASB issued an update to simplify how public entities, test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	47	Chairman, Chief Executive Officer and Director
Ted C. Petrone	57	President and Director
Nikolaos Veraros, CFA	42	Director
John Koilalous	81	Director
Leonidas Korres	36	Chief Financial Officer
Brigitte Noury	65	Director
Anna Kalathakis	42	Director, Senior Vice President — Legal Risk Management
George Galatis	49	Director
Vasiliki Papaefthymiou	43	Secretary

Angeliki Frangou has been Navios Maritime Acquisition Corporation’s Chairman and CEO since inception. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Maritime Holdings, a growth-focused drybulk company since August 2005 and Navios Partners, a limited partnership, since August 2007. Ms. Frangou is also the Chairman of the board of directors of Navios South American Logistics since inception in December 2007. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises

Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in Mechanical Engineering from Columbia University.

Ted C. Petrone has been our President and a member of our Board of Directors since March 2008. He has also been a director of Navios Holdings since May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 35 years, 31 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros, CFA, has been a member of our Board of Directors since June 2008. Mr. Veraros is a senior analyst at Investments & Finance Ltd., where he has worked since August 2001, and also from June 1997 to February 1999. From March 1999 to August 2001, Mr. Veraros worked as a senior equity analyst for National Securities, S.A., a subsidiary of National Bank of Greece. He is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. Mr. Veraros received his Bachelor of Science degree in Business Administration from the Athens University of Economics and Business (graduated as valedictorian) and his Master of Business Administration degree in Finance/Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester.

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

Anna Kalathakis has been a member of our board of directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. since December 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She received a bachelor’s degree International Relations from Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

George Galatis has served as a member of our board of directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project Development since 1999. Mr Galatis has also served as a Technical Manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis has served as an engineer, technical manager and product manager in various shipping companies in the United States and the UK. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in Mechanical Engineering and master’s degree in Robotics from the University of Newcastle upon Tyne.

Vasiliki Papaefthymiou has been appointed our Secretary since inception. Ms. Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since August 25, 2005, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

B. Executive compensation

Board Classes

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous, George Galatis and Brigitte Noury, will expire at our 2012 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2013 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2014 annual meeting, as their term was renewed for three years during our 2011 annual meeting.

Director Independence

Our board of directors has determined that Messrs. Veraros, Koilalous, Galatis and Ms. Noury are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

Executive Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our board of directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered and no compensation of any kind, including finder’s and consulting fees, were paid to our initial stockholders, officers, directors or any of their respective affiliates. Nor has Navios Holdings or, our officers, directors or any of their respective affiliates received any cash compensation for services rendered prior to or in connection with a business combination, except that our independent directors were entitled to receive $50,000 in cash per year, accruing pro rata from the respective start of their service on our board of directors and payable only upon the successful consummation of a business combination. However, all of these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

For the year ended December 31, 2011, aggregate annual compensation paid to our current non-management executive directors was $0.2 million; and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

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

Navios Holdings has a significant ownership interest. As a result of Navios Holdings’ significant ownership stake in us and our common management, there are certain potential conflicts of interest, including potential competition as to acquisition targets and, after an acquisition has been consummated, potential competition and business relationships with each other.

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

D. Employees

Employees of Navios Holdings and its subsidiaries provide assistance to us and our operating subsidiaries pursuant to the management agreement and the administrative services agreement; therefore Navios Acquisition does not employ additional staff.

The Manager crews its vessels primarily with Greek, Filipino, Indian, Romanian, Russian and Ukranian officers and Filipino seamen. Navios Acquisition’s Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7.-Major Stockholders and Related Party Transactions”.

E. Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 40,517,413 shares of common stock outstanding as of March 14, 2012, of our common stock held by Navios Holdings, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc. (2)	18,331,551	(2)	45.2%
Angeliki Frangou (3)	1,902,628		4.7%
Ted C. Petrone	*		*
Nikolaos Veraros	*		*
George Galatis	—		*
John Koilalous	*		*
Birgitte Noury	—		*
Anna Kalathakis	—		*
All of our officers and directors as a group (3)	2,025,275		5.0%

*	less than one (1%) percent.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 40,517,413 shares of common stock outstanding as of March 14, 2012 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of March 14, 2012 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc. (1)	18,331,551	45.2%
A. Lawrence Caroll Trust (2)	4,250,000	10.4%
Jeffrey E. Schwarz (3)	2,257,413	5.5%

(1)	The business address of the reporting person is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on July 20, 2011.
(2)	The business address of the reporting person is 415 L’Ambiance Drive, 804 Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A with the SEC on February 2, 2012.
(3)	The business address the reporting person is 660 Madison Ave., 18th Floor, New York, NY 10065. The foregoing information was derived from a schedule 13G filed with the SEC on August 5, 2011. The reporting person files jointly with Karen L. Finerman as principals of Metropolitan Capital Advisors, Inc., KJ Advisors Inc., Metropolitan Capital L.L.C. and Metropolitan Capital III, Inc which serve, directly or indirectly, as general partner and/or investment manager for private investment funds and/or managed accounts.

B. Related Party Transactions

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

In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, the Company prepaid $27.6 million of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an agreement dated November 8, 2011, the Navios Holdings credit facility was extended from April 2012 to December 2014. As of December 31, 2011, the outstanding amount under this facility was $40.0 million and interest accrued under this facility is $0.1 million, is included under amounts due to related parties.

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition.

The Management Agreement

We have entered into a five-year Management Agreement with the Manager, pursuant to which the Manager will provide certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

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

Registration Rights

Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the IPO, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants), the co-investment shares and any shares of common stock purchased pursuant to the limit orders described above are entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us. In addition, we have registered the 1,677,759 shares of common stock issued in connection with the VLCC Acquisition. The resale registration statement became effective on January 19, 2011.

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

Rights of First Offer

Under the Acquisition Omnibus Agreement, we and our subsidiaries will grant to Navios Holdings and Navios Partners, as the case may be, a right of first offer on any proposed sale, transfer or other disposition of any of our Drybulk Carriers and related charters owned or acquired by us. Likewise, Navios Holdings and Navios Partners will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Liquid Shipment Vessels it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

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

C. Interest of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not at present party to any legal proceedings or aware of any proceedings against us, or contemplated to be brought against us, that would have a material effect on our business, financial position, results of operations or liquidity. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

At the present time, Navios Acquisition intends to retain most of its available earnings generated by operations for the development and growth of the business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long Term Debt Obligations and Credit Arrangements.”)

On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on July 6, 2011, out of which $2.0 million was paid to the stockholders of record as of June 15, 2011 and $0.4 million was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see note 17 of the financial statements included herein).

On August 13, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the second quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on October 5, 2011, out of which $2.0 million was paid to the stockholders of record as of September 22, 2011 and $0.4 million was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see note 17 of the financial statements included herein).

On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on January 5, 2012 out of which $2.0 million was paid to the stockholders of record as of December 15, 2011 and $0.4 million was paid to the holders of 1,000 shares of the Series C preferred stock (which is Navios Holdings — see note 17 of the financial statements included herein).

As of December 31, 2011, Navios Acquisition declared and paid a dividend of $0.1 million to the holders of the 540 shares of Series B preferred stock.

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share payable on April 5, 2012 to stockholders of record as of March 22, 2012.

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

	Price Range Units		Price Range Common Stock		Price Range Warrants
	High	Low	High	Low	High	Low
Year Ended:
December 31, 2011	$5.54	$2.70	$4.55	$2.51	$0.80	$0.15
December 31, 2010	$11.54	$4.96	$9.95	$3.84	$1.58	$0.45
December 31, 2009	$10.55	$8.61	$9.90	$8.57	$0.81	$0.16
December 31, 2008 (1), (2)	$10.20	$8.40	$9.40	$8.08	$1.05	$0.14
Quarter Ended:
March 31, 2012 (through March 14, 2012)	$3.75	$2.70	$3.66	$2.68	$0.19	$0.19
December 31, 2011	$3.55	$2.70	$3.50	$2.51	$0.22	$0.18
September 30, 2011	$4.15	$3.40	$4.05	$3.03	$0.42	$0.15
June 30, 2011	$5.54	$4.15	$4.13	$3.52	$0.62	$0.42

March 31, 2011	$4.96	$4.96	$4.55	$3.92	$0.80	$0.43
December 31, 2010	$8.31	$4.96	$5.80	$3.84	$1.40	$0.68
September 30, 2010	$8.81	$8.31	$6.85	$5.50	$1.43	$1.00
June 30, 2010 (2)	$11.54	$8.81	$9.95	$6.38	$1.58	$0.64
March 31, 2010	$10.32	$10.11	$9.90	$9.79	$0.68	$0.45
Month Ended:
March 31, 2012 (through March 14, 2012)	$3.70	$3.59	$3.66	$3.32	$0.19	$0.19
February 29, 2012	$3.75	$3.00	$3.65	$3.01	$0.19	$0.19
January 31, 2012	$3.00	$2.70	$3.08	$2.68	$0.19	$0.19
December 31, 2011	$2.90	$2.70	$3.08	$2.51	$0.21	$0.18
November 30, 2011	$3.55	$2.80	$3.40	$2.52	$0.20	$0.20
October 31, 2011	$3.55	$3.55	$3.50	$3.16	$0.22	$0.20

(1)	Period beginning July 1, 2008.
(2)	The Company completed its initial vessel acquisition on May 28, 2010. Prior to such date, the Company was not an operating company and, accordingly, prices prior to such date may not be meaningful.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Please refer to the filings on Form 6-K (file number 001-34104) filed with the Securities and Exchange Commission: Exhibit 99.9 of Form 6-K filed on June 4, 2010, Exhibit 3.1 of Form 6-K filed on February 10, 2011, Exhibit 1.1 of Form 6-K filed on September 21, 2010, Exhibit 1.1 of Form 6-K filed on November 9, 2010, and Exhibit 1.1 to Form 6-K filed on April 12, 2011, which the Company hereby incorporates by reference.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

•

Indenture, dated October 21, 2010, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association (“Wells Fargo”), as trustee and collateral trustee (the “Indenture”). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

First Supplemental Indenture, dated November 9, 2010, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such First Supplemental Indenture as guarantors to the Indenture.

•

Second Supplemental Indenture, dated May 20, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entity identified in such Second Supplemental Indenture as a guarantor to the Indenture.

•

Third Supplemental Indenture, dated May 26, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, to ratify and confirm the Indenture following the issuance of the Additional Notes. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain terms relating to the Additional Notes.

•

Fourth Supplemental Indenture dated July 1, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Fourth Supplemental Indenture as guarantors to the Indenture.

•

Fifth Supplemental Indenture dated December 15, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Fifth Supplemental Indenture as guarantors to the Indenture.

•

Repurchase Plan, dated April 8, 2010, among Navios Acquisition, Navios Holdings, Amadeus Maritime S.A. (“Amadeus”) and J.P. Morgan Securities Inc. (“J.P. Morgan”) whereby Navios Holdings and Angeliki Frangou agreed to acquire through J.P. Morgan or a third party, $60.0 million of Navios Acquisition’s common stock in open market purchases or privately negotiated purchases. This agreement terminated upon the consummation of the vessel acquisition.

•

Amendment to Buyback Agreement and Assumption Agreement, dated April 8, 2010, among Navios Acquisition, Navios Holdings, Amadeus, J.P. Morgan and Deutsche Bank Securities Inc., which, among other things, substituted Navios Holdings for certain of the parties under the original agreement. This agreement terminated upon the consummation of the vessel acquisition.

•

Amendment to Co-Investment Share Subscription Agreement and Assumption Agreement, dated April 8, 2010, among Navios Acquisition, Navios Holdings and Amadeus, which, among other things, substituted Navios Holdings for certain of the parties under the original agreement. This agreement terminated upon the consummation of the vessel acquisition.

•	Acquisition Agreement, dated April 8, 2010, between Navios Acquisition and Navios Holdings. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Management Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•

Administrative Services Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•

Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•

Registration Rights Agreement, dated May 26, 2011, among Navios Acquisition, Navios Acquisition Finance and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as representative for the initial purchasers named therein. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated July 18, 2010, between Navios Acquisition and Vanship Holdings Limited, entered into in connection with the VLCC Acquisition.

•

Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and Fortis Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Revolving Credit Facility for $80.0 revolving credit facility, dated September 2010, among certain vessel-owning subsidiaries and Marfin Egnatia Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $52.0 million term loan facility, dated May 28, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and ABN AMRO BANK N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

First Supplemental Agreement, dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility, which amends certain terms of the Facility Agreement, including providing for additional definitions relating to new charters, amending provisions relating to prepayments upon termination of charters within a certain period of time and associated adjustments to the repayment installments and providing for mandatory prepayment of a minimal amount, and an associated adjustment to a future installment payment, in the event the initial charter period is not extended by July 2012.

•

Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $55.1 million term loan facility, dated July 8, 2011, between Navios Acquisition and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $51.0 million term loan facility, dated December 7, 2011. between Navios Acquisition and DVB Bank S.E. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for up to $28.125 million term loan facility, dated December 29, 2011, between Navios Acquisition and NORDDEUTSCHE LANDESBANK GIROZENTRALE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $56.250 million term loan facility, dated December 29, 2011, among Navios Acquisition, DVB Bank SE and Emporiki Bank of Greece S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Loan Agreement for $40.0 million, dated September 7, 2010, between Navios Acquisition and Navios Holdings (the “Loan Agreement”). Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Letter Agreement Nr. 1 to the Loan Agreement, dated as of October 21, 2010, which provided that the loan would be a revolving facility.

•	Letter Agreement Nr. 2 to the Loan Agreement, dated November 8, 2011, pursuant to which Navios Holdings agreed to extend the maturity date from April 1, 2012 to December 31, 2014.

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

We urge stockholders to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Navios Acquisition shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

For purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, an individual, trust, or corporation that is a beneficial owner of Navios Acquisition shares, who is not a U.S. Holder.

U.S. Federal Income Taxation of Navios Acquisition

Navios Acquisition is a foreign corporation for U.S. tax purposes and it neither has, nor intends to make an election to be treated as other than a corporation for U.S. tax purposes. As a foreign corporation, subject to the rules discussed below, the income, gains, losses, deductions and expenses of the Company will not be passed through to the holders of our common shares, and all distributions by Navios Acquisition will be treated as dividends, return of capital, and/or capital gains.

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

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than de minimis quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We currently satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded during the taxable year on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock, which condition our common stock meets.

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

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios Acquisition will qualify for exemption under Section 883, Navios should not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that Navios Acquisition did not depreciate the vessel for U.S. federal income tax purposes. If the Company took depreciation deductions with respect to the vessel for U.S. federal income tax purposes (which would be the case if the vessel had produced effectively connected income), upon the sale of such vessel, a portion of any gain realized on the sale would be sourced to the U.S. in proportion to the depreciation deductions taken in the U.S. compared to the total depreciation of the vessel.

United States Federal Income Taxation of U.S. Holders

U.S. persons (individuals and corporations) generally are taxed on income earned from both U.S. and foreign sources. Sections 861-865 of the Code set forth the general sourcing rules for items of income earned by both U.S. and foreign persons. Generally, dividends paid by a corporation are sourced to the country where the corporation is organized. On the other hand, gains from the sale of personal property (including capital gain from the sale of stock) are sourced to the country where the taxpayer is resident. However, if a U.S. resident maintains an office or other fixed place of business in a foreign country, income from the sale of personal property attributable to such office or other fixed place of business shall be foreign source income to the U.S. resident, unless less than a 10% income tax is actually paid to a foreign country with respect to such income.

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

Generally, U.S. corporations are taxed on dividends at ordinary income tax rates (a maximum of 35%) but may be entitled to a dividends received deduction in certain cases. A U.S. corporation is permitted a deduction for a certain percentage of the “U.S. source portion” of any dividends received from a foreign corporation if the U.S. corporation owns at least 10% (by vote and value) of such foreign corporation’s stock. A dividend will have a U.S. source portion only where the foreign corporation has undistributed earnings attributable to (1) income which is effectively connected with the conduct of a U.S. trade or business, or (2) any dividend received by the foreign corporation from a domestic corporation at least 80% of the stock of which (by vote or value) is owned by such foreign corporation. Although Navios Acquisition intends not to engage in a trade or business within the U.S., dividends received by Navios Acquisition from Navios Acquisition Finance or from any other U.S. corporation that Navios Acquisition owns at least 80% of the stock of should be treated as U.S. source income, and thus could result in a dividends received deduction for any U.S. corporation that owns at least 10% of Navios Acquisition’s stock. Moreover, while U.S. taxpayers are permitted to offset any U.S. federal income tax with taxes paid on such income to a foreign country, it is the Company’s understanding that the Republic of the Marshall Islands will not impose withholding tax on dividends it pays to U.S. Holders, thus, a foreign tax credit may not be available to the corporate U.S. Holder to offset U.S. tax.

Similarly, dividends received by a U.S. citizen or individual resident are taxed at ordinary income tax rates (currently, a maximum 35%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” includes any dividend paid by a foreign corporation if the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S. Qualified dividend income is subject to the long-term capital gain tax rate, which is a maximum of 15% through the end of 2012. Because the common shares of Navios Acquisition are traded on the NYSE dividends paid during 2012 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate.

Special rules may apply to any amounts received in respect of our comment shares that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common share that is equal to or in excess of 10.0% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such common share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a shareholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss recognized by a individual U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

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

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of common shares in Navios Acquisition, the U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

As described above, long-term capital gains of individual U.S. Holders are subject to the current favorable tax rate of 15%, which is set to increase beginning January 1, 2013, unless legislation is enacted to extend the favorable rate. An individual U.S. Holder may deduct a capital loss resulting from a disposition of his/her common shares in Navios Acquisition to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward long-term capital losses indefinitely.

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

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct or a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our income, assets and activities, we expect that we will not be treated for United States federal income tax purposes as a PFIC for the 2011 and 2010 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not expect to be treated as a PFIC for 2012 and subsequent taxable years. Commencing as of 2010, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we intend to take the position that our income from time chartering activities does not constitute “passive income,” and the assets that we will own and operate in connection with the production of that income do not constitute passive assets. There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”), or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC in future years. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations. For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

Under the PFIC rules, unless U.S. Holders of our common stock make timely elections available under the Code (which elections could in each case have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder (we expect that we will be treated as a PFIC for the 2008,2009, but not for 2010 and future years), unless the U.S. Holder makes an election to be treated as a “Qualified Electing Fund” (“QEF”) for the first taxable year in which they hold the stock and in which we are a PFIC, or makes the mark-to-market election, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. A U.S. Holder is encouraged to consult their tax adviser with respect to any available elections that may be applicable in such a situation. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC

A U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder (1) recognizes gain on the direct or indirect disposition of the common stock, (2) receives certain direct or indirect distributions from us, or (3) makes any of certain reportable elections (including a “mark-to-market” election or a “QEF” election, each as defined below). U.S. Holders should also be aware that, pursuant to recently enacted legislation, each U.S. Holder who is a shareholder of a PFIC is required to file an annual report containing such information as the IRS may require. This requirement is in addition to other reporting requirements applicable to ownership in a PFIC. The IRS has advised that it is developing further guidance regarding the PFIC reporting obligations imposed by recent legislation and that, in the meantime, U.S. Holders that were not otherwise required to file an annual report prior to March 18, 2010, will not be required to file an annual report as a result of such legislation for taxable years beginning before March 18, 2010. In the event a U.S. Holder fails to file a required information report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such information is filed. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in the common stock.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we are treated as a PFIC for the 2011 taxable year or any future taxable year and, as we anticipate, our common stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and timely files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock held by the U.S. Holder at the end of the taxable year over the U.S. Holder’s adjusted tax basis in such common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in such common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in the U.S. Holder’s income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss amount. Any gain recognized by the U.S. Holder on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized by the U.S. Holder on the sale, exchange or other disposition of our common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election will not apply to our common stock held by a U.S. Holder in any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC. Each U.S. Holder is encouraged to consult its own tax adviser with respect to the availability and tax consequences of a mark-to-market election with respect to our common stock and how to make a timely election.

It should be noted that the beneficial effect of a “mark-to-market” election may be substantially diminished if such election is not made in the first year of the U.S. Holder’s holding period in which we are a PFIC.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we are treated as a PFIC for the 2011 taxable year or any future taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for our common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder is treated as a direct or indirect U.S. Holder even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position that we should not be a PFIC for the 2010 taxable year and subsequent taxable years, there is no assurance that our position is correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2011, the value of U.S. dollar increased by approximately 2.3% as compared to the Euro.

Interest Rate Risk

As of December 31, 2011, Navios Acquisition had a total of $885.4 million in long-term indebtness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S.$ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2011 and 2010 we paid interest on our outstanding debt at a weighted average interest rate of 3.16% and 3.27%, respectively. There was no debt outstanding in the comparative period in 2009. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2011 and 2010 by $3.3 million and $1.7 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2011, we had three charter counterparties, the most significant of which were DOSCO, KG, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. and which counterparties accounted for approximately 43.9%, 11.5% and 11.3%, respectively, of our total revenue. There were no customers in the corresponding 2009 period as the Company was in the development stage.

Cash and Cash Equivalent

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of the Company, with the participation of the CEO and the CFO, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, the management concluded that the disclosure controls and procedures were effective as of December 31, 2011.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Our audit committee consists of three independent directors, Messrs. Veraros and Koilalous, and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by the SEC. Mr. Veraros is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange. The code is available for review on our website at http://www.navios-acquisition.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal year 2011 and 2010 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2011 and 2010 were $0.4 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2011 and 2010.

Tax Fees

There were no tax fees billed in 2011 and 2010.

Other Fees

There were no other fees billed in 2011 and 2010.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2011 and 2010.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition.

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

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Indenture dated October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on October 26, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.8	First Supplemental Indenture dated November 9, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on December 22, 2010, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.10	Second Supplemental Indenture dated May 20, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.11	Third Supplemental Indenture dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.12	Fourth Supplemental Indenture dated July 1, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 22, 2011, and hereby incorporated by reference.)

2.13	Fifth Supplemental Indenture dated December 15, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amendment to Buyback Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.4	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Form of Revolving Credit Facility with Marfin Egnatia Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.13	Facility Agreement for $52 million term loan facility, dated May 28, 2010 Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.15	Facility Agreement for $52 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.16	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.19	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.)

4.20	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

4.21	Facility Agreement for $51 million term loan facility, dated December 7, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.)

4.22	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.23	Facility Agreement for up to $28.125 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.24	Facility Agreement for $56.250 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

8.1	List of subsidiaries.

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +

15.1	Consent of Rothstein Kass *

15.2	Consent of PricewaterhouseCoopers S.A. *

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 15, 2012

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity and cash flows for the years ended December 31, 2011 and 2010 present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for the periods ended December 31, 2011 and December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2011 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 15, 2012

Certified Public Accountants	Rothstein Kass 1350 Avenue of the Americas New York, NY 10019 tel 212.997.0500 fax 212.730.6892 www.rkco.com	Beverly Hills Dallas Denver Grand Cayman New York Roseland San Francisco Walnut Creek

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Acquisition Corporation

We have audited the accompanying statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2009 of Navios Maritime Acquisition Corporation (the “Company”). We have also audited the Company’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

/s/ Rothstein Kass

Roseland, New Jersey
January 29, 2010

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2011	December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	5	$41,300	$61,360
Restricted cash, short term portion	5	30,640	15,012
Accounts receivable, net	6	6,478	4,479
Prepaid expenses and other current assets		489	351

Total current assets		78,907	81,202

Vessels, net	7	774,624	529,659
Deposits for vessels acquisitions	7	245,567	296,690
Deferred finance costs, net	8	24,819	18,178
Goodwill	10	1,579	1,579
Intangible assets-other than goodwill	9	59,879	58,992
Restricted cash, long-term portion	5	1,574	18,787
Other long-term assets	6	1,310	—
Deferred dry dock and special survey costs, net		7,210	—
Total non-current assets		1,116,562	923,885

Total assets		$1,195,469	$1,005,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	11	$1,021	$3,454
Dividend payable	12	2,421	2,421
Accrued expenses	13	15,492	9,219
Due to related parties	17	43,616	6,080
Deferred revenue		3,251	2,765
Current portion of long-term debt	14	11,928	5,086

Total current liabilities		77,729	29,025

Long-term debt, net of current portion and premium	14	833,483	704,332
Loans due to related party	17	40,000	12,391
Other long-term liabilities		480	—
Unfavorable lease terms	9	4,928	5,611

Total non-current liabilities		878,891	722,334

Total liabilities		956,620	751,359

Commitments and contingencies	18	—	—

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 and 3,540 issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	19	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 and 48,410,572 issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	19	4	5
Additional paid-in capital	19	255,849	266,870
Accumulated Deficit		(17, 004)	(13,147)

Total stockholders’ equity		238, 849	253,728

Total liabilities and stockholders’ equity		$1,195,469	$1,005,087

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Notes	2011	2010	2009
Revenue		$121,925	$33,568	$—
Time charter expenses		(3,499)	(355)	—
Direct vessel expenses		(633)	—	—
Management fees	17	(35,679)	(9,752)	—
General and administrative expenses	17	(4,241)	(1,902)	(994)
Share based compensation	17	—	(2,140)	—
Transaction costs	4	—	(8,019)	—
Depreciation and amortization	7,9	(38,638)	(10,120)	—
Prepayment penalties & write-off of deferred finance fees	8	(935)	(5,441)	—
Interest income		1,414	862	346
Interest expenses and finance cost, net	14	(43,165)	(10,651)	—
Other (expense)/income, net		(406)	404	—

Net loss		$(3,857)	$(13,546)	$(648)

Incremental fair value of securities offered to induce warrants exercise		—	(647)	—
Dividend declared on preferred shares Series B		(108)	—	—
Undistributed loss attributable to Series C participating preferred shares		587	—	—
Net loss attributable to common stockholders	21	$(3,378)	$(14,193)	$(648)

Net loss per share, basic	21	$(0.08)	$(0.43)	$(0.03)

Weighted average number of shares, basic		41,409,433	32,677,318	21,505,001

Net loss per share, diluted	21	$(0.08)	$(0.43)	$(0.02)

Weighted average number of shares, diluted		41,409,433	32,677,318	21,505,001

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Operating Activities
Net loss		$(3,857)	$(13,546)	$(648)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation and amortization	7,9	38,638	10,120	—
Amortization and write-off of deferred finance cost, net	8	3,188	3,456	—
Amortization of dry dock and special survey costs		633	—	—
Non-cash transaction costs	19	—	5,619	—
Share based compensation	17	—	2,140	—
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses		(1,369)	3,188	(2)
Increase in accounts receivable		(1,999)	(4,479)	—
Increase in restricted cash		(451)	(288)	—
Increase in other long term assets		(1,310)	—	—
(Decrease)/increase in accounts payable		(2,433)	3,398	27
Increase/(decrease) in accrued expenses		6,273	(4,022)	106
Payments for dry dock and special survey costs		(7,843)	—	—
Increase/(decrease) in due to related parties		37,536	5,569	(106)
Increase in deferred revenue		486	324	—
Increase in other long term liabilities		480	—	—

Net cash provided by/ (used in) operating activities		$67,972	$11,479	$(623)

Investing Activities
Cash paid for assets acquired, net of cash assumed	3	—	(76,428)	—
Cash paid for business acquisition, net of cash assumed	4	—	(102,038)	—
Acquisition of vessels	7	(143,233)	(89,910)	—
Deposits for vessel acquisitions	7	(79,705)	(90,233)	—
Decrease in restricted cash		3,769	2,335	—
Acquisition of intangible assets other that goodwill		(10,347)	—	—
Release from trust account		—	251,493	708

Net cash (used in)/ provided by investing activities		$(229,516)	$(104,781)	$708

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	14	252,075	556,671	—
Loan proceeds from related party, net of deferred finance cost		33,209	39,600	—
Deferred underwriter’s fee	3	—	(8,855)	—
Repayment on loans from related party		(6,000)	(27,609)	—
Loan repayments	14	(126,277)	(412,245)	—
Net proceeds from warrant exercise	19	—	74,978	—
Conversion of common stock into cash, upon redemption of common stock	3	—	(99,312)	—
Dividend paid		(9,790)	—	—
Increase in restricted cash		(1,733)	(250)	—
Net proceeds from equity offering	19	—	33,402	—
Issuance costs for preferred shares	19	—	(1,805)	—

Net cash provided by financing activities	$141,484	$154,575	$—

Net (decrease)/increase in cash and cash equivalents	(20,060)	61,273	85
Cash and cash equivalents, beginning of year	61,360	87	2

Cash and cash equivalents, end of year	$41,300	$61,360	$87
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$40,672	$2,933	$—
Non — cash investing activities
Common stock issued for VLCC acquisition	$—	$10,745	$—
Preferred stock issued for VLCC transaction costs	$—	$5,619	$—
Preferred stock issued for vessel deposits	$—	$1,649	$—
Capitalized financing costs	$766	$320	$—
Due to related party	$—	$480	$—
Release from escrow	$1,232	$—	$—
Non-cash financing activities
Dividends payable	$2,421	$2,421	$—
Deferred underwriter’s fee	$—	$—	$8,855

Initial acquisition of 13 vessels (see note 3)
Restricted cash		35,596
Deposits for vessel acquisitions		174,411
Purchase options		3,158
Debt assumed		(132,987)
Long term liabilities		(3,158)
Accrued expenses		(112)

Total		76,908

Cash paid, net of cash received of $57		76,428
Payable to Navios Holdings		480

Total		76,908

VLCC Acquisition (see note 4)
Purchase price:
Cash consideration		134,270
Equity issuance		9,513

Total purchase price		143,783

Fair value of assets and liabilities acquired:
Vessels		419,500
Deposits for vessel acquisition		62,575
Favorable lease terms		57,070
Current Assets including cash of $32,232		35,716
Current liabilities		(16,387)
Long-term debt assumed (including current portion)		(410,451)
Unfavorable lease terms		(5,819)

Fair Value of net assets acquired		142,204

Goodwill		1,579

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Note	Number of Preferred Shares	Amount	Number of Common Units/Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)/ Retained earnings	Total Stockholders’ Equity

Balance, December 31 2008		—	—	31,625,000	$3	$141,588	$1,047	$142,638

Net loss		—	—	—	—	—	(648)	(648)

Balance, December 31, 2009		—	$—	31,625,000	$3	$141,588	$399	$141,990

Common stock redeemed		—	—	(10,021,399)	(1)	—	—	(1)
Common stock not redeemed		—	—	—	—	978	—	978
Directors compensation (290,000 units)	17	—	—	—	—	2,140	—	2,140
Shares Issued from Warrant Tender Program, net		—	—	18,412,053	2	74,976	—	74,978
Shares issued in business acquisition	4	—	—	1,894,918	—	10,745	—	10,745
Preferred Shares issued, net of expenses	19	3,540	—	—	—	5,463	—	5,463
Equity offering, net of offering expenses	19	—	—	6,500,000	1	33,401	—	33,402
Dividend declared/paid		—	—	—	—	(2,421)	—	(2,421)
Net loss		—	—	—	—	—	(13,546)	(13,546)

Balance, December 31, 2010		3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728

Common stock exchanged for 1,000 Series C Preferred Shares	19	1,000	—	(7,676,000)	(1)	1	—	—
Shares reimbursed from escrow in settlement of claim	4	—	—	(217,159)	—	(1,232)	—	(1,232)
Dividend declared/paid		—	—	—	—	(9,790)	—	(9,790)
Net loss		—	—	—	—	—	(3,857)	(3,857)

Balance, December 31, 2011		4,540	$—	40,517,413	$4	$255,849	$(17,004)	$238,849

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars, except share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) from its head offices in Piraeus, Greece.

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units, consisting of one common stock and one warrant for an aggregate purchase price of $253,000. Simultaneously with the closing of the IPO, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition in a private placement (the “Private Placement Warrants”). The proceeds from this private placement of warrants were added to the proceeds of the IPO and placed in a trust account.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination (see note 3). In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the Company’s investments held in the trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8,855 from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings.

On September 10, 2010, Navios Acquisition consummated the acquisition (the “VLCC Acquisition”) of a fleet of seven very large crude carrier (“VLCC”) vessels for an aggregate purchase price of $587,000, adjusted for net working capital acquired of $20,561 (see note 4). The purchase price was financed as follows: (a) $410,451 of bank debt, assumed at closing, consisting of six credit facilities with a consortium of banks; (b) $134,270 of cash paid at closing; (c) $11,000 through the issuance of 1,894,918 Navios Acquisition shares of common stock (based on the closing trading price averaged over the 15 trading days immediately prior to closing on September 10, 2010) of which 1,378,122 shares of common stock were deposited to a one-year escrow to provide for indemnity or other claims (see note 19 of the condensed consolidate financial statements included herein); and (d) $51,425 due to a shipyard in 2011 for the newbuilding that was delivered in June 2011. The 1,894,918 shares were valued at the opening price of the stock on the date of the acquisition of $5.67.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings (see note 19). Following this exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.

On November 4, 2011, a total of 1,160,963 shares of common stock were released to the sellers of the “VLCC Acquisition” and the remaining 217,159 were returned to Navios Acquisition in settlement of claims relating to representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011.

As of December 31, 2011, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 4,540 shares of preferred stock, and 6,037,994 public warrants. Included in the number of shares and warrants are 18,815 units (one unit consists of one share of common stock and one warrant).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of December 31, 2011, Navios Acquisition’s subsidiaries included in these consolidated financial statements are:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	Statement of operations
			2011	2010	2009
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7 - 12/31	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	4/28 - 12/31	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/26 - 12/31	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	5/28 - 12/31	—
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	6/7 - 12/31	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	10/05 - 12/31	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/26 - 12/31	—
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	9/10 - 12/31	—
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	9/10 - 12/31	—
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	9/10 - 12/31	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	5/28 - 12/31	—

Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	5/28 - 12/31	—
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/5 - 12/31	—	—
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/5 - 12/31	—	—
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	10/5 - 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e) Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f) Restricted Cash: Restricted cash consists of cash totaling $29,491 and $33,261 as of December 31, 2011 and 2010 respectively, restricted to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program. Also in restricted cash is an amount of $2,723 for 2011 and $538 for 2010 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

(g) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(h) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of its tanker vessels based on a scrap value of $285 per lightweight ton, as it believes this level is common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest included in deposits for vessels acquisitions amounted to $11,449 and $3,259 for the year ended December 31, 2011 and 2010, respectively.

(j) Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal 2011, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and deposits for buildings and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Company’s remaining charter agreement rates and the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2012 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make vessel ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(k) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred financing cost, interest expense and write-offs for each of the years ended December 31, 2011, 2010 and 2009 were $3,188, $3,456 and $0, respectively.

(l) Goodwill: Goodwill acquired in a business combination is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.

The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

Navios Acquisition has one reporting unit. No impairment loss was recognized for any of the periods presented.

(m) Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Acquisition’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

Management, after considering various indicators performed impairment test which included intangible assets as described in paragraph (j) above. As of December 31, 2011, there was no impairment of intangible assets.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2011, 2010 and 2009, the amortization expense was $633, $0 and $0, respectively. Accumulated amortization as of December 31, 2011 amounted to $633.

(o) Foreign currency translation: Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

(p) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010, and included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel.

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

(r) Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

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

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

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

Financial risk management: Navios Acquisition’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rate risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

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

For the year ended December 31, 2011, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., Blue light Chartering Inc and Jacob Tank Chartering GMBH &CO. KG., which accounted for 43.9%, 11.5% and 11.3%, respectively. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co. accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. There were no customers in the corresponding 2009 period as the Company was in the development stage. No other customers accounted 10% or more o total revenue for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

(t) (Loss)/ Earnings per Share: Basic (loss)/ earnings per share is computed by dividing net (loss)/income attributable to Navios Acquisition’s common shareholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and preferred shares) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the diluted earnings/ (loss) per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

Net loss for the year ended December 31, 2011 was adjusted for the purpose of the earnings per share calculation, for the dividends on the Series B Convertible Preferred Stock and further adjusted for the undistributed net loss allocated to the Series C Convertible Preferred Stock. Net Loss for the year ended December 31, 2010 was adjusted for the purposes of earnings per share calculation, to reflect the inducement of the Warrant Exercise Program discussed in Note 19.

(u) Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(v) Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which is effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Acquisition adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011 the FASB issued an amendment to the new standard on Comprehensive income to defer the requirement to measure and present reclassification adjustments form accumulated other comprehensive income to net income by income statement line item is net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. The adoption of the new amendments did not have a significant impact on Navios Acquisition’s consolidated financial statements. There were no items of other comprehensive income arising in any of the periods presented.

Goodwill Impairment guidance

In September 2011, the FASB issued an update to simplify how public entities, test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new amendments is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.

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

NOTE 4: VLCC ACQUISITION

On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition for $134,270 of cash and the issuance of 1,894,918 shares of common stock having a fair value of $10,745 (of which 1,378,122 shares were deposited into one-year escrow to provide for indemnity and other claims). The 1,894,918 shares were valued using the opening price of the stock on the date of the acquisition of $5.67.

Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs include $5,619, which is the fair value of the 3,000 preferred shares, issued to a third party on September 17, 2010, as a compensation for consulting services (see note 19).

On November 4, 2011 a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of claims relating to representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011.

The VLCC Acquisition contributed revenues of $26,592 and net loss of ($8,838) to Navios Acquisition for the year ended December 31, 2010.

The VLCC Acquisition was treated as a business combination and the following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010 and as further adjusted for the release of the escrow shares:

VLCC Acquisition

Purchase price:
Cash consideration	$134,270
Equity issuance	9,513

Total purchase price	143,783

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575

Favorable lease terms	57,070
Current assets including cash of $32,232	35,716
Current liabilities	(16,387)
Long-term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	142,204

Goodwill	$1,579

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average amortization (years)	Amortization per year
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683

The following is a summary of the acquired identifiable intangible assets:

Gross Amount
Description
Favorable lease terms	$57,070
Unfavorable lease terms	(5,819)

Total	$51,251

NOTE 5: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2011	December 31, 2010
Cash on hand and at banks	$8,333	$16,117
Short-term deposits	32,967	45,243

Total cash and cash equivalents	$41,300	$61,360

Restricted cash consists of cash totaling $29,491 and $33,261 as of December 31, 2011 and 2010 respectively, restricted to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program. Also in restricted cash is an amount of $2,723 for 2011 and $538 for 2010 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 6: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2011	December 31, 2010
Accounts receivable	$6,478	$4,479
Less: Provision for doubtful accounts	—	—

Accounts receivables, net	$6,478	$4,479

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

On October 28, 2011, the charter contract of the Nave Ariadne (ex Ariadne Jacob) and Nave Cielo (ex Colin Jacob) were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provided for an amount of $4,909 to compensate for the early termination of the charters and to cover any outstanding receivables. The amount $3,704 was recognized as compensation for early termination and was recorded in revenue. Of the total compensation for early termination, the amount of $473, classified under accounts receivable, net, will be settled during 2012 and the amount of $1,310, classified under long term assets, will be settled in installments until June 2015.

NOTE 7: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Vessels
Balance at December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (note 4)	419,500	(7,068)	412,432

Balance at December 31, 2010	$538,751	$(9,092)	$529,659
Additions	277,985	(33,020)	244,965

Balance at December 31, 2011	$816,736	$(42,112)	$774,624

On June 29, 2010, Navios Acquisition took delivery of the Nave Cielo, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,733, cash paid was $39,310 and $4,423 was transferred from vessel deposits.

On July 2, 2010, Navios Acquisition took delivery of the Nave Ariadne, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,729, cash paid was $39,306 and $4,423 was transferred from vessel deposits.

On September 10, 2010, Navios Acquisition took delivery of seven VLCC vessels, six of which were operating and one that was delivered in June 2011. Total fair value attributed to the six operating vessels was $419,500 (see note 4).

On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt South Korean-built chemical tanker for a total cost of $31,789. Cash paid was $11,294 and $20,495 was transferred from vessel deposits.

On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean-built chemical tanker, for a total cost of $31,774. Cash paid was $4,533 and $27,241 was transferred from vessel deposits.

On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119,212. Cash paid was $29,067 and $90,145 was transferred from vessel deposits.

On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009 — built MR2 product tanker vessel of 50,542 dwt, for a total cost of $42,430 that was paid with cash. Favorable lease terms recognized through this transaction amounted to $5,128 and the balance of $37,302 was classified under vessels, net.

On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009-built MR2 product tanker vessel of 50,470 dwt for a total cost of $42,490 that was paid with cash. Favorable lease terms recognized through this transaction amounted to $5,219 and the balance of $37,271 was classified under vessels, net.

On November 14, 2011, Navios Acquisition took delivery of the Nave Andromeda, a 75,000 dwt LR1 South Korean –built product tanker, for a total cost of $44,592. Cash paid was $27,226 and $17,366 was transferred from vessel deposits.

Improvements for vessels for the year ended December 31, 2011 amounted to $7,834 and $0 for 2010.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2011, Navios Acquisition vessel deposits amounted to $245,567 out of which $167,152 was financed through loans, $825 was financed through the issuance of preferred shares (see note 19) and the balance from existing cash. For the year ended December 31, 2011, $134,752 was transferred to vessels. As of December 31, 2010, Navios Acquisition vessel deposits amounted to $296,690 out of which $234,211 was financed through loans, $1,649 was financed through the issuance of preferred shares (see note 19) and the balance from existing cash. For the year ended December 31, 2010, $29,341 was transferred to vessels.

NOTE 8: DEFERRED FINANCE COSTS

Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2009	$—
Additions	21,954
Capitalized into vessel deposits	(320)
Amortization	(518)
Deferred charges written-off	(2,938)

Balance at December 31, 2010	$18,178
Additions	10,929
Capitalized into vessel deposits	(766)
Amortization	(2,587)
Deferred charges written-off	(935)

Balance at December 31, 2011	$24,819

In 2011, an amount of $935 of deferred financing costs was written-off in relation to the cancellation of certain committed credit. In addition, the amortization income of the bond premium was $334 for 2011 and $0 for 2010.

Following the issuance in October 2010 of $400,000 of 8 5/8% first priority ship mortgage notes due November 2017 (the “Notes”) with the net proceeds raised of $388,883, loan facilities, previously secured by six VLCC vessels, were fully repaid, and as a result deferred finance costs related to these facilities of $2,938, were written-off.

NOTE 9: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 consist of the following:

	Acquisition Cost	Accumulated Amortization	Transfer to Vessel Deposits	Net Book Value December 31, 2011
Purchase options	$3,158	$—	$(3,158)	$—
Favorable lease terms	67,417	(7,538)	—	59,879

Total Intangible assets	70,575	(7,538)	(3,158)	59,879

Unfavorable lease terms	(5,819)	891	—	(4,928)

Total	$64,756	$(6,647)	$(3,158)	$54,951

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2010
Purchase options	$3,158	$—	$3,158
Favorable lease terms	57,070	(1,236)	55,834

Total Intangible assets	60,228	(1,236)	58,992

Unfavorable lease terms	(5,819)	208	(5,611)

Total	$54,409	$(1,028)	$53,381

Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2011, 2010 and 2009 are presented in the following table:

	December 31, 2011	December 31, 2010	December 31, 2009
Unfavorable lease terms charter-out	$683	$208	$—
Favorable lease terms charter-out	(6,302)	(1,236)	—

Total	$(5,619)	$(1,028)	$—

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(8,646)	$(8,646)	$(7,551)	$(4,959)	$(4,913)	$(25,164)	(59,879)
Unfavorable lease terms	683	683	683	684	684	1,511	4,928

	$(7,963)	$(7,963)	$(6,868)	$(4,275)	$(4,229)	$(23,653)	$(54,951)

NOTE 10: GOODWILL

Goodwill as of December 31, 2011, 2010 and 2009 consist of the following:

Balance December 31, 2009	$—
VLCC Acquisition (Note 4)	1,579

Balance December 31, 2010	1,579

Balance December 31, 2011	$1,579

NOTE 11: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010
Creditors	$51	$747
Brokers	614	150
Professional and legal fees	356	2,557

Total accounts payable	$1,021	$3,454

NOTE 12: DIVIDEND PAYABLE

On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 12, 2011 to stockholders of record as of December 8, 2010.

On February 7, 2011, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on April 5, 2011, to stockholders of record as of March 16, 2011.

On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the first quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on July 6, 2011, out of which $2,037 was paid to the stockholders of record as of June 15, 2011 and $384 was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see related party transactions note 17).

On August 13, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the second quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on October 5, 2011, out of which $2,037 was paid to the stockholders of record as of September 22, 2011 and $384 was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see related party transactions note 17).

On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 5, 2012 out of which $2,037 was paid to the stock holders of record as of December 15, 2011 and $384 was paid to the holders of 1,000 shares of Series C preferred stock (which is Navios Holdings — see related party transactions note 17).

As of December 31, 2011, Navios Acquisition declared and paid a dividend of $108 to the holders of the 540 shares of Series B preferred stock.

NOTE 13: ACCRUED EXPENSES

Accrued expenses as of December 31, 2011 and 2010 consist of the following:

	December 31, 2011	December 31, 2010
Accrued voyage expenses	$1,262	$434
Accrued loan interest	9,067	7,849
Accrued legal and professional fees	5,163	936

Total accrued expenses	$15,492	$9,219

NOTE 14: BORROWINGS

	December 31, 2011	December 31, 2010
Deutsche Schiffsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$115,827	$107,236
BNP Paribas S.A. and DVB Bank SE	36,175	36,175
DVB Bank SE and ABN AMRO Bank N.V.	44,121	50,207
Marfin Egnatia Bank	24,300	80,000
Eurobank Ergasias S.A. $52.2 million	46,500	22,800
Eurobank Ergasias S.A. $52.0 million	18,200	13,000
ABN AMRO Bank N.V	53,260	—
Ship Mortage Notes	505,000	400,000

Total borrowing	843,383	709,418
Less: current portion	(11,928)	(5,086)
Add: bond premium	2,028	—

Total long-term borrowings	$833,483	$704,332

Long-Term Debt Obligations and Credit Arrangements

Senior Notes

Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400,000 of 8 5/8% First Priority Ship Mortgage Notes (the “Existing Notes”) due on November 1, 2017. The Existing Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Existing Notes in whole or in part, at its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps and (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Existing Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Existing Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Existing Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Existing Notes may require Navios Acquisition to repurchase some or all of the Existing Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, Navios Acquisition filed a registration statement enabling the holders of the Existing Notes to exchange the privately placed notes with publicly registered notes with identical terms, which registration statement went effective on January 31, 2011. On February 2, 2011, the Navios Acquisition commenced the exchange offer which terminated on March 2, 2011. As a result of such exchange offer, 100% of the outstanding Existing Notes were exchanged. The Existing Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acquisition’s properties and assets and creation or designation of restricted subsidiaries.

Following the issuance of the Existing Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility.

On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $105,000 of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104,583 were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80,000 revolving credit facility with Marfin Egnatia Bank.

The Additional Notes are identical to the $400,000 of Existing Notes. The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several bases by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes. A Registration Statement for the exchange of Additional Notes was filed on July 28, 2011 and was declared effective on August 22, 2011. On August 24, 2011 Navios Acquisition commenced the exchange offer which terminated on September 23, 2011. As a result of such exchange offer, 100% of the outstanding Additional Notes were exchanged.

The Additional Notes and the Existing Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. Following the consummation of the exchange offer for the Additional Notes on September 23, 2011, the Additional Notes and the Existing Notes have the same CUSIP number.

Credit Facilities

Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $115,827 was outstanding under this facility and $31,923 remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $36,175 was outstanding and $38,825 remains to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of December 31, 2011, the facility was fully drawn and the outstanding amount was $44,121.

Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions upon Navios Acquisition’s request and the bank’s consent) and bears interest at a rate of LIBOR plus 275 bps. As of December 31, 2011, the outstanding amount under this facility was $24,300 that was used to partially finance the acquisition cost of two product tanker vessels and $55,700 remain to be drawn. Pursuant to an agreement dated December 28, 2011, the maturity of the facility was extended, to match the delivery of the vessels.

EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345, each with a final balloon payment of $15,060, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2011 was $46,500 and $5,700 remains to be drawn.

EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $18,200($9,100 from each of the two tranches) was outstanding under this facility and $33,800 remains to be drawn.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $53,260 was outstanding under this loan agreement ($26,630 from each of the two tranches) and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51,000 (divided into two tranches of $25,500 each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $400 each with a final balloon payment of $14,300 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $0 was drawn and outstanding under this loan agreement.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $0 was drawn and outstanding under this loan agreement.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2011, $0 was drawn and outstanding under this loan agreement.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months. Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. Pursuant to an agreement dated November 8, 2011, the Navios Holdings credit facility was extended from April 2012 to December 2014. As of December 31, 2011 and 2010, the outstanding amount under this facility was $40,000 and $12,391 respectively. As of December 31, 2011 and 2010, interest accrued under this facility is $81 and $62 respectively and is included under amounts due to related parties.

As of December 31, 2011 the total amount available to be drawn from all our facilities was $301,323.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit Navios Acquisition from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling or changing the beneficial ownership or control of Navios Acquisition’s vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Acquisition, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

The VLCC Acquisition Credit Facilities

On September 10, 2010, the Company consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, the Company entered into, assumed and supplemented the VLCC Acquisition Credit Facilities described below. The VLCC Acquisition Credit Facilities were fully repaid and terminated with the proceeds of the Existing Notes on October 21, 2010.

In connection with the full repayment of the VLCC facilities of $343,841 Navios Acquisition paid prepayment fees and breakage cost of $2,503 and wrote-off unamortized deferred financing costs of $2,938. The total amount of $5,441 was expensed in the Statement of Operations.

On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125 and was repayable in one installment of $2,125, one installment of $1,810, 12 installments of $2,023, eight installments of $1,491 and four installments of $1,997 after the prepayment of $8,000 on September 13, 2010. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8,000 held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as the facility was repaid through the issuance of the Existing Notes on October 21, 2010.

On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd., BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700 and was repayable in one installment of $900, four installments of $950, four installments of $1,000, four installments of $1,075, four installments of $1,150 four installments of $1,200, seven installments of $1,250 and a balloon payment of $23,550 payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0 as it was repaid through the issuance of the Existing Notes on October 21, 2010.

On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd., Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907 and was repayable in three installments of $1,575, four installments of $1,675, four installments of $1,725 four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $10,382 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of December 31, 2010 was $0, since it was repaid through the issuance of the Existing Notes on October 21, 2010.

On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd., Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784 and was payable in two installments of $1,550, four installments of $1,625, four installments of $1,725, four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $12,084 together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, as it was repaid through the issuance of the Existing Notes on October 21, 2010.

On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd., Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,775 and was repayable in three installments of $1,925, four installments of $2,075, four installments of $2,200 and three installments of $2,350 together with a balloon payment of $8,850. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by the Company. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, since the facility was repaid through the issuance of the Existing Notes on October 21, 2010.

On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of the Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90,000. The loan was secured by the Shinyo Saowalak together with security interests in related assets and was repayable by 12 installments of $1,750, 12 installments of $2,000 and 16 installments of $2,813. The first repayment was to be made on September 21, 2010 with the last installment to be paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by the Company. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of December 31, 2010 was $0, since the facility was paid in full on October 21, 2010 through the issuance of the Existing Notes.

As of December 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities.

Guarantees

The Company’s 8 5/8% Notes (consisting of the Existing Notes and the Additional Notes, collectively the “Notes”) are fully and unconditionally guaranteed on a joint and several bases by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The Company does not have any independent assets or operations.

The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2011 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2017 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2014.

Long-Term Debt Obligations:	December 31, 2011
Year
December 31, 2012	$11,928
December 31, 2013	13,428
December 31, 2014	13,580
December 31, 2015	12,876
December 31, 2016	59,927
December 31, 2017 and thereafter	731,644

Total	$843,383

NOTE 15: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.

Ship Mortgage Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$41,300	$41,300	$61,360	$61,360
Restricted cash	$32,214	$32,214	$33,799	$33,799
Accounts receivable, net	$6,478	$6,478	$4,479	$4,479
Accounts payable	$1,021	$1,021	$3,454	$3,454
Ship mortgage notes and premium	$507,028	$385,088	$400,000	$406,752
Other Long-term debt	$338,383	$338,383	$309,418	$309,418
Loans due to related party	$40,000	$40,000	$12,391	$12,391

NOTE 16: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions), is as follows:

Amount
2012	$141,038
2013	127,672
2014	114,399
2015	89,684
2016	89,137
Thereafter	340,611

Total minimum lease revenue, net of commissions	$902,541

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

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

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

On January 12, 2010, Navios Acquisition announced the appointment of Leonidas Korres as its Senior Vice President — Business Development. Pursuant to an agreement between Navios Acquisition and Navios Holdings, the compensation of Mr. Korres up to the amount of €65 ($75) was paid by Navios Holdings. The compensation was reimbursed to Navios Holdings on November 10, 2010.

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition (see note 19). As of December 31, 2011, dividends paid to Navios Holdings amounted to $768 and dividends payable amounted to $384.

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months. Following the issuance of the Notes in October 2010, the Company prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. Pursuant to an agreement dated November 8, 2011, the Navios Holdings credit facility was extended from April 2012 to December 2014. As of December 31, 2011 and 2010, the outstanding amount under this facility was $40,000 and $12,391 respectively. As of December 31, 2011 and 2010, interest accrued under this facility is $81 and $62 respectively and is included under amounts due to related parties.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel and $7.0 per owned LR1 product tanker vessel and $10.0 per VLCC tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses will be fixed under this agreement for up to $300 per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels. Total management fees for each of the year ended December 31, 2011, 2010 and 2009 amounted to $35,679, $9,752 and $0, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the year ended December 31, 2011, 2010 and 2009, administrative services rendered by Navios Holdings amounted to $1,527, $407 and $120 respectively.

Balance due to related parties: Amounts due to related parties as of December 31, 2011 is $43,616, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of management fees, administrative fees, dry-docking and other expenses.

Amounts due to related parties as of December 31, 2010 was $6,080, which represented the current account payable to Navios Holdings and its subsidiaries.

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

NOTE 18 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through October 2014.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

The future minimum commitments by period as of December 31, 2011, of Navios Acquisition under its ship building contracts, are as follows:

Amount
December 31, 2012	$271,638
December 31, 2013	5,272
December 31, 2014	35,880

$312,790

NOTE 19: PREFERRED AND COMMON STOCK

Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. The shares of Series C Preferred Stock were recorded at fair value of the common stock exchanged which totaled $30,474, using the common stock price on March 30, 2011 of $3.97. The impact of the exchange (other than the par value of the common and preferred stock) was recorded net in Additional-Paid-In-Capital. No fees were incurred in connection with the above issuance. For the purpose of calculating loss per share this preferred sock is treated as in-substance common stock and is allocated losses and considered in the diluted calculation.

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock (fair value of $5,619) to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The Company valued these shares on and accounted for these shares as issued and outstanding from September 17, 2010 since all services had been provided. The $5,619 has been recorded in the accompanying financial statements as transaction costs. Under the terms of the consulting agreement, the preferred stock will be distributed in tranches of 300 shares every six months commencing on June 30, 2011 and ending on December 15, 2015. Accordingly, the shares of Series A Preferred Stock and the shares of common stock underlying them, will only be eligible for transfer upon distribution to the holder. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The holder of the preferred stock also has the right to convert their shares to common stock subject to certain terms and conditions at any time after distribution at a conversion price of $35.00 per share of common stock. Any shares of preferred stock remaining outstanding on December 31, 2015 shall automatically convert into shares of common stock at a conversion price of $25.00 per share of common stock. The fair market value on September 17, 2010, was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.

On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock (fair value $1,649) to the seller of the two newbuild LR1 product tankers the Company recently acquired and were included in the vessel cost. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights. The fair value on October 29, 2010, was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.

Fees incurred in 2010 connection with the issuance of the above shares of preferred stock amounted to $1,805.

The Company is authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of December 31, 2011 and December 31, 2010, 4,540 and 3,540 shares of preferred stock were issued and outstanding, respectively.

Common Stock

On November 19, 2010, the Company completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35,750. The net proceeds of this offering, including the underwriting discount of $1,787 and excluding offering costs of $561 were $33,963.

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.

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

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively; and

•	18,412,053 new shares of common stock were issued.

On September 2, 2010, Navios Acquisition completed its Warrant Exercise Program under which holder of its publicly traded and privately held warrants had the opportunity to exercise their warrants on enhanced terms as described above. As a result of the Warrant Exercise Program and subsequent warrant exercises, as of December 31, 2010, the Company had outstanding 6,037,994 publicly traded warrants which were classified as equity, since they cannot be cash settled. The fair value of the warrants after the inducement offer were compared to the fair value prior to the inducement, which resulted in incremental fair value of $647 transferred to shareholders who exercised on a cashless basis. This incremental fair value has been reflected in the net loss per share calculation for the year ended December 31, 2010.

As of December 31, 2011 and 2010 there were 6,037,994 public warrants outstanding. Included in the number of shares and warrants are 18,815 units (one unit consists of one share of common stock and one warrant).

NOTE 20: SEGMENT INFORMATION

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

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Asia	$105,952	$27,311	$—
Europe	15,282	6,257	—
United States	691	—	—

Total Revenue	$121,925	$33,568	$—

NOTE 21: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the average number of shares of common stock of Navios Acquisition outstanding during the period. The average number of shares of common stock of Navios Acquisition for the year ended December 31, 2011 excludes the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 for the VLCC Acquisition which were deposited into a one year escrow to provide for indemnity and other claims (see note 4) until November 4, 2011 when 1,160,963 of these shares were released to the sellers and 217,159 were returned to Navios Acquisition in settlement of claims relating to representations and warranties attributable to the sellers of the VLCC Acquisition and were cancelled on December 30, 2011.

Net loss for the year ended December 31, 2011 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock. Net Loss for the year ended December 31, 2010 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the Warrant Exercise Program discussed in Note 19. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $647, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. The average number of shares of common stock of Navios Acquisition for the year ended December 31, 2010 excludes the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 for the VLCC Acquisition which were deposited into a one year escrow to provide for indemnity and other claims (see Note 4).

Potential common shares and shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted loss per share.

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Numerator:
Net Loss	$(3,857)	$(13,546)	$(648)
Incremental fair value of securities offered to induce warrants exercise	—	(647)	—
Dividend declared on preferred shares Series B	(108)	—	—
Undistributed loss attributable to Series C participating preferred shares	587	—	—

Loss attributable to common stockholders	$(3,378)	$(14,193)	$(648)

Denominator:
Denominator for basic net loss per share — weighted average shares	41,409,433	32,677,318	21,505,001

Denominator for diluted net loss per share — adjusted weighted average shares	41,409,433	32,677,318	21,505,001

Basic net loss per share	$(0.08)	$(0.43)	$(0.03)

Diluted net loss per share	$(0.08)	$(0.43)	$(0.02)

NOTE 22: INCOME TAXES

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

NOTE 23: SUBSEQUENT EVENTS

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share payable on April 5, 2012 to stockholders of record as of March 22, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt LR1 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $12 per day for a period of three years plus two one year options. The charter contract also provides for profit sharing.

In January 2012, Navios Acquisition concluded the acquisition of three new build MR2 product tankers scheduled to be delivered from a South Korean shipyard in the second, third and fourth quarter of 2014, respectively.