Form 20-F
period 2012-12-31
Navios Maritime Acquisition CORP
filed 2013-03-25
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Todd E. Mason

Thompson Hine LLP

335 Madison Ave

New York, NY 10017

Todd.Mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	New York Stock Exchange LLC
Units	New York Stock Exchange LLC
Warrants	New York Stock Exchange LLC
Securities registered or to be registered pursuant to Section 12 (g) of the Act.	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

40,504,661 Shares of Common Stock

12,752 Units

6,025,242 Warrants

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Statements included in this Annual Report on Form 20-F (this “Annual Report”) which are not historical facts (including our statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this Annual Report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

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

The forward-looking statements, contained in this Annual Report, are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated.

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2012, 2011, 2010, 2009 and for the period from March 14, 2008 (Inception) to December 31, 2008 were derived from the audited consolidated financial statements of Navios Acquisition. The consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data for the year ended December 31, 2009 and for the period from March 14, 2008 (Inception) to December 31, 2008, and the balance sheet data as of December 31, 2010, 2009 and as of December 31, 2008, have been derived from our audited financial statements which are not included in this document. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”. the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The information is only a summary and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report and section “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

(In thousands of U.S. dollars)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	For the period March 14, 2008 (date of inception) to December 31, 2008
Revenue	$151,097	$121,925	$33,568	$—	$—
Time charter expenses	(2,824)	(3,499)	(355)	—	—
Direct vessel expenses	(2,622)	(633)	—	—	—
Management fees	(47,043)	(35,679)	(9,752)	—	—
General and administrative expenses	(3,853)	(4,241)	(1,902)	(994)	(393)
Share based compensation	—	—	(2,140)	—	—
Transaction costs	—	—	(8,019)	—	—
Depreciation and amortization	(49,644)	(38,638)	(10,120)	—	—
Prepayment penalties & write- off of deferred finance fees	—	(935)	(5,441)	—	—
Interest income	445	1,414	862	346	1,440
Interest expenses and finance cost, net	(49,432)	(43,165)	(10,651)	—	—
Other income/(expense), net	78	(406)	404

Net (loss)/income	$(3,798)	$(3,857)	$(13,546)	$(648)	$1,047

Net (loss)/ income per share, basic	$(0.08)	$(0.08)	$(0.43)	$(0.03)	$0.08

Net (loss)/ income per share, diluted	$(0.08)	$(0.08)	$(0.43)	$(0.02)	$0.06

Balance Sheet Data (at period end)	Year Ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	For the period March 14, 2008 (date of inception) to December 31, 2008
Current assets, including cash	71,795	78,907	81,202	142	57
Vessels, net	940,738	774,624	529,659	—	—
Total assets	1,370,644	1,195,469	1,005,087	251,635	252,258
Current portion of long-term debt	19,724	11,928	5,086	—	—
Total long-term debt, excluding current portion	974,362	833,483	704,332	—	—
Redeemable Convertible Preferred Stock	6,000	—	—	—	—
Total Stockholders equity	225,304	238,849	253,728	141,990	100,289
Cash Flow Data
Net cash provided by /(used in) operating activities	81,877	64,233	11,300	(623)	1,467
Net cash (used in)/provided by investing activities	(205,956)	(225,777)	(103,602)	708	(252,201)
Net cash provided by financing activities	125,625	141,484	154,575	—	250,736
Cash dividends declared per common share	0.20	0.20	0.05	—	—
Fleet Data:
Vessels at end of period	19	14	9	—	—

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors

Risks Relating to Our Business

We have a limited operating history, and you will have a limited basis on which to evaluate our ability to achieve our business objectives. We may not operate profitably in the future.

We are a company with limited combined operating results to date. Accordingly, you will have a limited basis upon which to evaluate our ability to achieve our business objectives. We completed our initial public offering (“IPO”) on July 1, 2008. Pursuant to the Acquisition Agreement dated April 8, 2010 and approved by our stockholders on May 25, 2010 (the “Acquisition Agreement”), we completed the Product and Chemical Tanker Acquisition which constituted the initial business combination. Of the 13 vessels and the two purchase options that were exercised in July 2011, three were delivered during 2010, one delivered during 2011, four delivered during 2012 and two delivered in January and February 2013 with the remaining vessels under the Acquisition Agreement scheduled to be delivered during 2013. Most of the vessels acquired with the Product and Chemical Tanker Acquisition have no operating history, and the ten vessels delivered up to date have only been chartered since their respective delivery. On September 10, 2010, we completed the acquisition of seven very large crude carriers (“VLCC”), referred to herein as the VLCC Acquisition, with six operating vessels and one vessel delivered in our fleet in June 2011. On October 26, 2010, we entered into an agreement to acquire two newbuild vessels that were delivered in the fourth quarter of 2011 and first quarter of 2012, respectively. Both of the vessels were immediately chartered. In July 2011, we took delivery of two MR2 product tankers, which continue to trade under charters in place at the time of acquisition. In January 2012, Navios Acquisition concluded the asset acquisition of three newbuild MR2 product tankers scheduled to be delivered from a South Korean shipyard in the second, third and fourth quarters of 2014, respectively.

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

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2011 it has traded between a low of 604 and a high of 1,065; as of February 25, 2012, it stood at 683. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or approximately 77%. It has traded between a low of 553 and a high of 908 since January 2011 and stood at 688 as of February 25, 2012. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 5.9 million barrels per day in January 2013 and the US has steadily increased its total petroleum product exports to 3.3 million barrels per day in November 2012 from 1 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

We derive a significant part of our revenue from a number of charterers. For the fiscal year ended December 31, 2012, DOSCO and STX Panocean Co. LTD accounted for approximately 43.0% and 10.7%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. The North American ECA came into effect from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, having effect from January 1, 2014. These ECAs will limit SOx, NOx and particulate matter emissions. California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of January 31, 2013 was in effect in 68 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

Please also refer to “Item 4. Information on the Company” for a more detailed discussion of Governmental and Other Regulations.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in the period ahead. As of January 31, 2013 the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However, on October 1, 2012 it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Please also refer to “Item 4. Information on the Company” for a more detailed discussion of Governmental and Other Regulations.

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

Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal, Ireland, Spain and Cyprus have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January 13, 2012, Standard and Poor’s Rating Services downgraded the long-term credit ratings for nine Eurozone nations, including France, Italy and Spain. On February 13, 2012, Moody’s Investors Service (“Moody’s”) downgraded the sovereign debt ratings of Italy, Malta, Portugal, Slovakia, Slovenia and Spain, while initiating negative outlooks on the United Kingdom, France and Austria. Additionally, on March 2, 2012, Moody’s downgraded Greece’s sovereign debt rating to C from Ca. Since then, Standard and Poor’s, Moody’s Investors Service and other credit ratings agencies have further downgraded certain Eurozone nations, most recently with Fitch Ratings’ downgrade of Italy’s sovereign credit rating on March 8, 2013. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greek and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income a greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2012, the value of the U.S. dollar as compared to the Euro increased by approximately 2.0% compared with the respective value as of December 31, 2011. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants applicable after delivery of the vessels initially of 130% or lower. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry that held approximately 47.4% of our shares of common stock as of February 26, 2013. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors.

Such limited experience could cause Navios Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

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

Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively own a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

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

Certain stockholders, which include Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners, are entitled to demand that we register the resale of their common stock totaling 37,895,138 shares. In addition, one third-party holder has an effective resale registration statement with respect to 1,677,759 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, including the effective resale registration statement, there will be an additional 39,572,897 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

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

Tax Risks

In addition to the following risk factors, you should read “Item 10 Additional Information” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2012 and 2011 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not believe that we will be a PFIC for 2013 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

Other Tax Jurisdictions

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Item 4. Information on the Company

A. History and development of Navios Acquisition

Navios Acquisition was formed on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

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

On October 29, 2010, Navios Acquisition issued 540 shares of Series B Convertible preferred stock (fair value $1.6 million) to the seller of two newbuild LR1 product tankers. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011, and mandatorily converts into shares of common stock at various dates in the future subject to the terms and conditions of such preferred stock. The holders of the preferred stock also have the right to convert their shares to common stock subject to certain terms and conditions. The preferred stock does not have any voting rights.

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

On November 4, 2011, from the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 were released to the sellers and the remaining 217,159 were returned to Navios Acquisition. The returned shares were cancelled on December 30, 2011. Following the release, Navios Holdings ownership of the outstanding voting stock of Navios Acquisition increased to 45.24%, and its economic interest in Navios Acquisition increased to 53.96%.

On each of August 31, 2012, October 31, 2012 and February 13, 2013, Navios Acquisition issued 300 shares (900 in the aggregate) of its authorized Series D Preferred Stock (nominal value $9.0 million) to a shipyard, in partial settlement of the purchase price of the three newbuild LR1 product tankers, the Nave Cassiopeia, the Nave Cetus and the Nave Rigel. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after the issuance, at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity date at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at the holder’s option exercisable beginning 18 months after the issuance, at par payable at up to 12 equal quarterly installments. The convertible preferred stock is classified as temporary equity (i.e. apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

In February 2013, Navios Acquisition completed multiple offerings, issuing a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100.5 million. The offerings were conducted as follows:

•

The first registered direct offering of 7,719,300 shares of common stock was completed on February 21, 2013, raising $22.0 million of gross proceeds. The net proceeds of this offering, including the agents’ fees of $0.9 million and excluding estimated offering costs of approximately $0.3 million were $21.1 million.

•

The second registered direct offering of 9,825,000 shares of common stock was completed on February 26, 2013, raising $28.0 million of gross proceeds. The net proceeds of this offering, including the agents’ fees of $1.1 million and excluding estimated offering costs of approximately $0.3 million were $26.9 million.

•

In addition, Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013 raising $50.5 million of gross proceeds. The net proceeds of this private placement, including the agents’ fees of $2.0 million, were $48.4 million.

Vessel Deliveries and Acquisitions

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt LR1 product tanker vessel, from a South Korean shipyard. The vessel is chartered out to a high quality counterparty for one year at a rate of $11,850 net per day, plus 50% profit sharing. The charterer has been granted an option to extend the charter for six months on the same terms.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt MR2 product tanker vessel, from a South Korean shipyard. The vessel is chartered out to a high quality counterparty for three years at a rate of $13,331 net per day plus 50% profit sharing. The charterer will receive the first $1,000 of profits above the base rate and the owner will receive next $1,000 of profits. Thereafter, all profits will be split equally to each party. The charterer has been granted an option for an additional year at a rate of $14,813 net per day plus 50% profit sharing.

On November 9, 2012, Navios Acquisition took delivery of the Nave Aquila, a 49,991 dwt South Korean — built MR2 product tanker, for a total cost of $37.8 million. Cash paid was $12.7 million and $25.1 million was transferred from vessel deposits.

On October 30, 2012, Navios Acquisition took delivery of the Nave Cetus, a 74,581 dwt South Korean — built LR1 product tanker, for a total cost of $44.0 million. Cash paid was $27.5 million, $3.0 million shares of Series D Preferred Stock were issued and $13.5 million was transferred from vessel deposits.

On August 31, 2012, Navios Acquisition took delivery of the Nave Cassiopeia, a 74,711 dwt South Korean — built LR1 product tanker, for a total cost of $43.8 million. Cash paid was $27.3 million, $3.0 million shares of Series D Preferred Stock were issued and $13.5 million was transferred from vessel deposits.

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 49,992 dwt South Korean — built MR2 product tanker, for a total cost of $37.6 million. Cash paid was $9.0 million and $28.6 million was transferred from vessel deposits.

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean — built LR1 product tanker, for a total cost of $44.6 million. Cash paid was $11.0 million and $33.6 million was transferred from vessel deposits.

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

Navios Acquisition’s Fleet

As of March 21, 2013, our current fleet consists of a total of 29 double-hulled tanker vessels, aggregating approximately 3.3 million deadweight tons, or dwt. The fleet includes seven VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), 12 Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Of the 29 vessels in our current fleet, we have taken delivery of seven VLCC tankers, seven LR1 tankers, five MR2 product tankers and two chemical tankers, and we expect to take delivery of five vessels in the remaining of 2013, and three vessels in 2014 based on current construction schedule. All the vessels that we have taken delivery of, as well as three of the MR2 and one of the LR1 product tankers that we will take delivery of during 2013, are currently chartered-out to high-quality counterparties, including affiliates of Shell, Formosa Petrochemical Corporation, Sinochem Group, SK Shipping and DOSCO (a wholly owned subsidiary of COSCO) with an average remaining charter period of approximately 2.8 years. As of March 19, 2013, we had charters covering 91.1% of available days in 2013, 56.4% of available days in 2014 and 36.2% of available days in 2015, based on the estimated scheduled delivery dates for vessels under construction.

Vessels	Type	Built/Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date(2)

Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,850	(3,4)	50%/50%	November 2013
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,850	(3,4)	50%/50%	November 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,700	(5)	50%/50%	August 2013
Nave Polaris	Chemical Tanker	2011	25,145	11,700	(5)	50%/50%	July 2013
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000	(6)	100% up to $15,000	November 2014
						50% above $15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(7)	90% up to 15,000	January 2015
						50% above $15,000
Nave Atria	MR2 Product Tanker	2012	49,992	13,331	(8)	50% /50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	11,850	(9)	50% /50%	August 2013
Nave Cetus	LR1 Product Tanker	2012	74,581	11,850	(9)	50% /50%	October 2013
Nave Aquila	MR2 Product Tanker	2012	49,991	13,331	(8)	50% /50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	13,331	(10)	50% /50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	75,000	11,850	(9)	50% /50%	February 2014

Owned Vessels to be Delivered

TBN	LR1	Q2 2013	75,000	11,850	(9)	50% /50%
TBN	MR2	Q1 2013	50,000	13,331	(10)	50% /50%
TBN	MR2	Q1 2013	50,000	13,825	(11)	50%/50%
TBN	MR2	Q2 2013	50,000	13,825	(12)
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with the charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments through June 2015.
(4)	Charterer’s option to extend the charter for 6 months at same rate.
(5)	Charterer’s option to extend for additional 6 months at $12,188 (net) plus 50%/50% profit sharing.
(6)	Charterer’s option to extend the charter for 1+1 years at $13,000 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $14,000 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(8)

Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.

(9)	Charter duration one year. Charterer’s option to extend the charter for another 6 months at $11,850 (net) plus 50% profit sharing.
(10)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(11)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $15,306 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(12)	Charter duration one year. Charterer’s option to extend for 1 year at $14,813.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•

Modern, High–Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.0 billion, including investments of approximately $0.6 billion in newbuilding constructions. As of March 19, 2013, our fleet had an average age of approximately 5.9 years. Once we have taken delivery of all of our vessels, scheduled to occur by the end of the fourth quarter of 2014, the average age of our fleet will be 5.3 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•

Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of March 21, 2013, as well as the three MR2 and one LR1 product tanker vessels that we will take delivery of in the first and second quarter of 2013, are chartered out with an average remaining charter period of approximately 2.8 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 21, 2013, we had charters covering 91.1% of available days in 2013, 56.4% of available days in 2014 and 36.2% of available days in 2015, based on the estimated scheduled delivery dates for vessels under construction. The charter arrangements for our seven VLCC tankers, eight contracted LR1 tankers, eight MR2 product tankers and two chemical tankers represent $ 179.4 million in 2013, $142.0 million in 2014 and $111.5 million in 2015 of aggregate contracted net charter revenue, exclusive of any profit sharing.

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

•

High–Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries, Dalian Ocean Shipping Company (“DOSCO”), a wholly owned subsidiary of COSCO, one of China’s largest state–owned enterprises specializing in global shipping, logistics and ship building and repairing, Sinochem, a “Fortune Global 500” company; Formosa Petrochemical Corporation, a leading Taiwanese energy company; Navig8, a company that controls a substantial fleet of product tankers and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group; or their affiliates.

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

•

Enhance Operating Visibility With Charter–Out Strategy. We believe that we are a safe, cost–efficient operator of modern and well–maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long–term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short–term time charters, with a greater emphasis on long–term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. As of March 19, 2013, we had charters covering 91.1% of available days in 2013, 56.4% of available days in 2014 and 36.2% of available days in 2015, based on the estimated scheduled delivery dates for vessels under construction. We will look to secure employment for the newbuilding product tankers scheduled for delivery over the next three years, as we draw nearer to taking delivery of the vessels.

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

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy. Our major customers during 2012 were: DOSCO and STX Panocean Co. LTD. For the year ended December 31, 2012, these two customers accounted for 43.3% and 10.7%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2011, DOSCO, Blue Light Chartering Inc and Jacob Tank Chartering GMBH & CO. KG accounted for 43.9%, 11.5% and 11.3%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co. accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue.

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

Expenses

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 4, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the years ended December 31, 2012, 2011 and 2010 amounted to $47.0 million, $35.7 million and $9.8 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2012, 2011 and 2010, the fees for administrative services rendered by Navios Holdings amounted to $2.1 million, $1.5 million and $0.4 million, respectively.

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

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel and North America, including Canada and the United States. In addition, the United States Caribbean Sea ECA came into force on January 1, 2013having effect from January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015), as well as nitrogen oxide after treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in period ahead. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of January 31, 2013, the Convention has been ratified by 36 states, representing 29.07% of the global merchant shipping fleet’s gross tonnage and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons liability to the greater of $3,200 per gross ton or $23.5 million (this amount is reduced to $6.4 million if the vessel is less than 3,000 gross tons).

For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,000 per gross ton or $17.0 million (or $4.27 million for a vessel less than 3,000 gross tons), whichever is greater. These amounts are periodically adjusted for inflation.

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

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of January 31, 2013 it was in effect in 68 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Hull and Machinery Insurance

Navios Acquisition has obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts ranging between $100,000 and $250,000, depending on the size of the tanker vessel. Navios Acquisition has also extended its war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident, including a piracy seizure.

Navios Acquisition has arranged, as necessary, increased value insurance for its vessels. With the increased value insurance, in case of total loss of the vessel, Navios Acquisition will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance. Navios Acquisition does not expect to maintain loss of hire insurance for its vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

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

Navios Acquisition’s protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $70.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $70.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.07 billion, i.e. $3.07 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one even any one vessel with a sub-limit of $2.0 billion for passengers.

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

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian and Ukranian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

C. Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2012.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel Owning Company	Marshall Is.
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Serifos Shipping Corporation	Vessel Owning Company	Marshall Is.
Shinyo Dream Limited	Vessel Owning Company	Hong Kong
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

D. Property, plants and equipment

Other than our vessels, we do not have any other material property, plant or equipment.

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

On October 29, 2010, Navios Acquisition issued 540 shares of Series B Convertible preferred stock (fair value $1.6 million) to the seller of the two newbuild LR1 product tankers the Company recently acquired. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011, and mandatorily converts into shares of common stock at various dates in the future subject to the terms and conditions of such preferred stock. The holders of the preferred stock also have the right to convert their shares to common stock subject to certain terms and conditions. The preferred stock does not have any voting rights.

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

On November 4, 2011, with respect to the shares held in escrow for the VLCC Acquisition, a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of claims for breaches of representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011.

On each of August 31, 2012, October 31, 2012 and February 13, 2013, Navios Acquisition issued 300 shares (900 in the aggregate) of its authorized Series D Preferred Stock (nominal value $9.0 million) to a shipyard, in partial settlement of the purchase price of the three newbuild LR1 product tankers, the Nave Cassiopeia, the Nave Cetus and the Nave Rigel. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after the issuance, at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity date at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at the holder’s option exercisable beginning 18 months after the issuance, at par payable at up to 12 equal quarterly installments. The convertible preferred stock is classified as temporary equity (i.e. apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the Series D Preferred Stock.

In February 2013, Navios Acquisition completed multiple offerings, issuing a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100.5 million. The offerings were conducted as follows:

•

The first registered direct offering of 7,719,300 shares of common stock was completed on February 21, 2013, raising $22.0 million of gross proceeds. The net proceeds of this offering including the agents’ fees of $0.9 million and excluding estimated offering costs of approximately $0.3 million, were $21.1 million.

•

The second registered direct offering of 9,825,000 shares of common stock was completed on February 26, 2013, raising $28.0 million of gross proceeds. The net proceeds of this offering, including the agents’ fees of $1.1 million and excluding estimated offering costs of approximately $0.3 million, were $26.9 million.

•

In addition Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013 raising $50.5 million of gross proceeds. The net proceeds of this private placement, including the agents’ fees of $2.0 million, were $48.4 million.

As of March 21, 2013 Navios Acquisition had outstanding: 75,764,204 shares of common stock, 4,540 shares of preferred stock and 900 shares of convertible preferred stock, 6,037,994 public warrants. Included in the number of shares and warrants are 12,752 units (one unit consists of one share of common stock and one warrant).

Fleet Development

On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean-built chemical tanker, for a total cost of $31.7 million. Cash paid was $4.5 million and $27.2 million was transferred from vessel deposits.

On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119.4 million. Cash paid was $29.3 million and $90.1 million was transferred from vessel deposits.

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

On November 14, 2011, Navios Acquisition took delivery of the Nave Andromeda, a 75,000 dwt LR1 South Korean — built product tanker, for a total cost of $44.3 million. Cash paid was $27.0 million and $17.3 million was transferred from vessel deposits.

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean —built LR1 product tanker, for a total cost of $44.6 million. Cash paid was $11.0 million and $33.6 million was transferred from vessel deposits.

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 49,992 dwt South Korean —built MR2 product tanker, for a total cost of $37.6 million. Cash paid was $9.0 million and $28.6 million was transferred from vessel deposits.

On August 31, 2012, Navios Acquisition took delivery of the Nave Cassiopeia, a 74,711 dwt South Korean —built LR1 product tanker, for a total cost of $43.8 million. Cash paid was $27.3 million, $3.0 million shares of Series D Preferred Stock were issued and $13.5 million was transferred from vessel deposits.

On October 30, 2012, Navios Acquisition took delivery of the Nave Cetus, a 74,581 dwt South Korean —built LR1 product tanker, for a total cost of $44.0 million. Cash paid was $27.5 million, $3.0 million shares of Series D Preferred Stock were issued and $13.5 million was transferred from vessel deposits.

On November 9, 2012, Navios Acquisition took delivery of the Nave Aquila, a 49,991 dwt South Korean —built MR2 product tanker, for a total cost of $37.8 million. Cash paid was $12.7 million and $25.1 million was transferred from vessel deposits.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt MR2 product tanker vessel, from a South Korean shipyard.

On February 13, 2013, Navios acquisition took delivery of the Nave Rigel, a 74,673 dwt LR1 product tanker vessel, from a South Korean shipyard.

Navios Maritime Acquisition Corporation and Subsidiaries:		Country of	Statement of operations
	Nature	Incorporation	2012	2011	2010
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	6/7 - 12/31	—
Antiparos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	4/28 - 12/31	—
Crete Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/26 - 12/31
Ikaria Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	6/7 - 12/31	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	10/05 -12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Serifos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/26 -12/31
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/5 -12/31	—
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/5 - 12/31	—
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/5 - 12/31	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

Our Charters

For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., and STX Panocean Co. LTD which accounted for 43.3% and 10.7%, respectively. For the year ended December 31, 2011, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., Blue light Chartering Inc and Jacob Tank Chartering GMBH &CO. KG. which accounted for 43.9%, 11.5% and 11.3%, respectively. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. No other customers accounted 10% or more of total revenue for any of the years presented.

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

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be any years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in a mix of short-term and long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

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

Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 4, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

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

Period over Period Comparisons

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents consolidated revenue and expense information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Revenue	$151,097	$121,925
Time charter expenses	(2,824)	(3,499)
Direct vessel expenses	(2,622)	(633)
Management fees	(47,043)	(35,679)
General and administrative expenses	(3,853)	(4,241)
Write-off of deferred finance costs	—	(935)
Depreciation and amortization	(49,644)	(38,638)
Interest income	445	1,414
Interest expenses and finance cost, net	(49,432)	(43,165)
Other income/(expense), net	78	(406)

Net loss	$(3,798)	$(3,857)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2012 and 2011 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year Ended December 31, 2012	Year Ended December 31, 2011
FLEET DATA
Available days (1)	5,786	4,053
Operating days (2)	5,751	4,004
Fleet utilization (3)%	99.4%	98.8%
Vessels operating at period end	19	14
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$25,625	$29,218

(1)	Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

For the year ended December 31, 2012, Navios Acquisition had 5,786 available days, after it took delivery of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012 and the Nave Aquila in November 2012. There were 4,053 available days in the comparative period in 2011.

Revenue: Revenue for the year ended December 31, 2012 increased by $29.2 million or 24.0% to $151.1 million, as compared to $121.9 million for the same period in 2011. The increase was mainly attributable to the acquisition of the vessels mentioned above. As a result of the vessel acquisitions, available days of the fleet increased to 5,786 days for the year ended December 31, 2012, as compared to 4,053 days for year ended December 31, 2011. TCE decreased to $25,625 for the year ended December 31, 2012, from $29,218 for the year ended December 31, 2011.

Time charter expenses: Time charter expenses for the year ended December 31, 2012 decreased by $0.7 million to $2.8 million, as compared to $3.5 million for the year ended December 31, 2011. The decrease was attributable to a: (a) $0.4 million decrease in bunker costs; (b) $0.1 million decrease in port expenses; and (c) $0.6 million decrease in miscellaneous voyage expenses, partially offset by a $0.4 million increase in broker commission costs. Time charter expenses are expensed over the period of the time charter.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of three VLCC vessels that were completed in August 2011, October 2011 and April 2012, respectively, and of two LR1 product tankers that were completed in May 2012 and June 2012, respectively, amounted to $2.6 million for the year ended December 31, 2012. Direct vessel expenses for the comparative period in 2011 were $0.6 million and were related to dry dock and special survey costs of two VLCC vessels.

Management fees: Management fees for the year ended December 31, 2012 increased by $11.3 million to $47.0 million, as compared to $35.7 million for the year ended December 31, 2011. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet. Pursuant to the Management Agreement dated May 28, 2010, the Manager, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2012 decreased by $0.3 million or 7.1% to $3.9 million compared to $4.2 million for the year ended December 31, 2011. The decrease was mainly attributable to a: (a) $0.1 million decrease in travelling expenses; (b) $0.3 decrease in consulting fees; (c) $0.5 million decrease in audit, professional and other fees partially offset by a $0.6 million increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2012 and 2011, the expenses charged by Navios Holdings for administrative services were $2.1 million and $1.5 million, respectively. The remaining balance of $1.8 million and $2.7 million of general and administrative expenses for the years ended December 31, 2012 and 2011, respectively, related to legal, consulting, travel and professional fees including audit fees.

Write-off deferred financing costs: In connection with the cancellation of certain committed credit in June 2011, the deferred finance fees in the amount of $0.9 million were written-off in the Statement of Operations.

Depreciation and amortization: Depreciation and amortization increased by $11.0 million to $49.6 million for the year ended December 31, 2012 as compared to $38.6 million for the year ended December 31, 2011. The increase of $11.0 million was attributable to: (a) an increase in depreciation expense of $8.7 million due to the acquisitions of the vessel the Nave Polaris in January 2011, the Shinyo Kieran in June 2011, the Buddy and the Bull in July 2011 , the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012 and the Nave Aquila in November 2012; and (b) an increase in amortization expense of $2.3 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

Interest income: Interest income for year ended December 31, 2012 decreased by $1.0 million to $0.4 million compared to $1.4 million for the year ended December 31, 2011.

Interest expense and finance cost, net: Interest expense and finance cost, net for the year ended December 31, 2012 increased by $6.2 million to $49.4 million, as compared to $43.2 million for the year ended December 31, 2011. The increase was due to: (a) the increase in average outstanding loan balance to $486.2 million in the year ended December 31, 2012 from 327.2 million in the year ended December 31, 2011; and (b) the full effect of the Additional Notes, which were issued on May 26, 2011. As of December 31, 2012 and 2011, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,029.1 million and $885.4 million, respectively, and the weighted average interest rate as of December 31, 2012 and 2011 was 3.25% and 3.16%, respectively.

Other income/(expense), net: Other income/(expense), net increased to a $0.1 million income for the year ended December 31, 2012 compared to $0.4 million expense for the same period in 2011. The increase of $0.5 million was mainly attributable to a: (a) $0.3 million decrease of claim reserves; and (b) $0.2 million increase in miscellaneous income.

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

The following table presents consolidated revenue and expense information for the years ended December 31, 2011 and 2010. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

	Year ended December 31, 2011	Year ended December 31, 2010

Revenue	$121,925	$33,568
Time charter expenses	(3,499)	(355)
Direct vessel expenses	(633)	—
Management fees	(35,679)	(9,752)
General and administrative expenses	(4,241)	(1,902)
Share based compensation	—	(2,140)
Transaction costs	—	(8,019)
Depreciation and amortization	(38,638)	(10,120)
Prepayment penalties & write-off of deferred finance fees	(935)	(5,441)
Interest income	1,414	862
Interest expenses and finance cost, net	(43,165)	(10,651)
Other (expense)/income, net	(406)	404

Net loss	$(3,857)	$(13,546)

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

Revenue: Revenue for the year ended December 31, 2011 increased by $88.3 million or 262.8% to $121.9 million, as compared to $33.6 million for the year ended 2010. The increase was mainly attributable to the acquisitions of the Nave Cielo and the Nave Ariadne in July 2010, seven VLCCs in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011 and a $3,704 early termination compensation fee. As a result of the vessel acquisitions described above, available days of the fleet increased to 4,053 days for the year ended December 31, 2011, as compared to 1,104 days for the year ended December 31, 2010. The TCE rate decreased to $29,218 for the year ended December 31, 2011, from $30,087 for the year ended December 31, 2010.

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

Share-based compensation: On June 11, 2008, Navios Holdings transferred 290,000 Sponsor Units to our officers and directors. Each Sponsor Unit consisted of one warrant and one share of common stock and they vested only upon a successful business combination. As such, on May 28, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with equal increase in our Additional Paid in Capital. There was no share-based compensation for the year ended December 31, 2011.

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

Depreciation and Amortization: Depreciation and amortization increased by $28.5 million to $38.6 million for the year ended December 31, 2011 as compared to $10.1 million for the year ended December 31, 2010. The increase of $28.5 million was attributable to: (a) an increase in depreciation expense of $23.9 million due to the acquisitions of the vessel Nave Cielo (ex. Colin Jacob) in June, 2010, Nave Ariadne (ex. Ariadne Jacob) in July 2010, seven VLCCs in September 2010, of which the Shinyo Kieran was delivered in June 2011, the vessel Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011; and (b) an increase in amortization expense of $4.6 million due to the favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

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

B. Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs. Please also refer to “Item 3.D.-Risks Related to Our Indebtedness”.

Since 2010, Navios Acquisition had the following equity raisings:

•

On November 19, 2010, Navios Acquisition completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.

•

In February 2013, Navios Acquisition completed two registered direct offerings of a total of 17,544,300 shares at $2.85 per share and raised gross proceeds of $50.0 million in total. The net proceeds of the offerings including the underwriting discount of $2.0 million in total and excluding estimated offering costs of $0.6 million, were $48.0 million. On February 26, 2013, Navios Acquisition completed the private placement of 17,702,491 shares of common stock at a price of $2.85 per share, to Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners, raising gross proceeds of $50.5 million. The net proceeds of this private placement, including the agents’ fees of $2.0 million were $48.5 million.

Navios Acquisition finances its capital requirements with cash flows from operations, equity contributions from stockholders, bank loans and the issuance of the Existing Notes and Additional Notes. The main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends.

Our contracts for the construction of our vessels are cancellable in various cases among which are, the shipbuilders’ inability to meet its obligations for delivery of the vessel until a set deadline and in accordance with its specifications, our inability to finance the purchase of the vessel, bankruptcy or other financial or liquidity problems of the shipbuilder and our inability to obtain requisite permits or approvals.

As of December 31, 2012, the remaining contractual installments for our tanker vessels to be delivered on various dates through October 2014, were $105.1 million of which $48.8 million will be financed through committed debt financing, $6.0 million through the issuance of Series D Preferred Stock and $50.3 million through cash on hand.

Cash flows for the year ended December 31, 2012 compared to the year ended December 31, 2011:

The following table presents cash flow information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Net cash provided by operating activities	$81,877	64,233
Net cash used in investing activities	(205,956)	(225,777)
Net cash provided by financing activities	125,625	141,484

Change in cash and cash equivalents	$1,546	(20,060)

Cash provided by operating activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash provided by operating activities increased by $17.7 million to $81.9 million for the year ended December 31, 2012 as compared to $64.2 million for the same period in 2011. The increase is analyzed as follows:

The net loss for the year ended December 31, 2012 was $3.8 million compared to $3.9 million loss for the year ended December 31, 2011. In determining net cash provided by operating activities for the years ended December 31, 2012, net loss was adjusted for the effect of depreciation and amortization of $49.6 million, $2.8 million for amortization and write-off of deferred finance cost, net and $2.6 million for the amortization of drydock and special survey costs. For the period ended December 31, 2011, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $38.6 million, $3.2 million amortization and write-off of deferred financing cost, net and $0.6 million for the amortization of drydock and special survey costs.

Amounts due to related parties increased by $41.9 million from $43.6 million at December 31, 2011 to $85.5 million at December 31, 2012, as a result of a: (a) $33.6 million increase in management fees, accrued administrative expenses and other payables due to affiliated companies; (b) $6.1 million non-cash increase in pre-building costs; and (c) $2.2 million increase in expenses incurred by the Manager in relation to drydock and special survey costs of one VLCC vessel and two LR1 product tanker vessels. Please see disclosures contained under “Item 7.B.Related Party Transactions”.

Payment for drydock and special survey cost incurred in the year ended December 31, 2012 was $2.9 million and related to the drydock and special survey costs incurred for one VLCC and two LR1 tanker vessels of the fleet. Payment for drydock and special survey cost incurred in the year ended December 31, 2011 was $7.8 million and related to the drydock and special survey costs incurred for two VLCC tanker vessels.

Accounts receivable decreased by $1.4 million from $6.5 million for the year ended December 31, 2011, to $5.1 million for the year ended December 31, 2012 and were related to receivables from charterers.

Restricted cash from operating activities decreased by $0.3 million for the year ended December 31, 2012 and related to the cash held in retention accounts for the payment of interest under our credit facilities.

Accounts payable increased by $0.3 million from $1.0 million for the year ended December 31, 2011 to $1.3 million for the year ended December 31, 2012. This increase was attributable to the increase in broker’s payable by $0.2 million and the increase in other creditors by $0.2 million partially offset by a decrease of $0.1 million in legal and professional fees.

Prepaid expenses and other current assets increased by $2.2 million to $2.7 million for the year ended December 31, 2012 from $0.5 million for the year ended December 31, 2011. The increase was mainly due to the amounts advanced to certain counterparties for working capital purposes as per the charters entered with them.

Other long term assets decreased by $0.4 million to $0.9 million for the year ended December 31, 2012 from $1.3 million for the year ended December 31, 2011. On October 28, 2011, the charter contract of the Nave Ariadne (ex. Ariadne Jacob) and the Nave Cielo (ex. Colin Jacob) were terminated prior to their original expiration date in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provided for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover outstanding receivables, out of which $1.5 million will be settled in installments until June 2015, the long term portion being $0.9 million.

Accrued expenses decreased by $2.5 million to $13.0 million for the year ended December 31, 2012, from $15.5 million on December 31, 2011. The decrease was attributable to a $4.2 million decrease in accrued other expenses partially offset by a $1.5 increase in accrued voyage expenses and a $0.2 increase in accrued interest.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $0.4 million to $3.7 million for the year ended December 31, 2012 from $3.3 million on December 31, 2011.

Long Term Liabilities decreased by $0.3 million to $0.2 million for the year ended December 31, 2012 from $0.5 million on December 31, 2011. Long term liabilities are related to the long term portion of the straight line effect of revenue of the vessels acquired in July 2011.

Cash used in investing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash used in investing activities decreased by $19.9 million to $205.9 million at December 31, 2012 from $225.8 million at December 31, 2011.

Net cash used in investing activities for the year ended December 31, 2012, resulted from: (a) $11.0 million paid for the acquisition of the Nave Estella in January 2012, $9.0 million paid for acquisition of the Nave Atria in July 2012, $ 27.3 million paid for the acquisition of the Nave Cassiopeia in August 2012, $27.5 million paid for the acquisition of the Nave Cetus in October 2012 and $12.7 million paid for the acquisition of the Nave Aquila in November 2012; and (b) $142.1 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014. The $229.6 million was partially offset by a $19.4 million decrease in restricted cash and $4.3 million of non-cash items.

Net cash used in investing activities for the year ended December 31, 2011, resulted from: (a) $4.5 million paid for the acquisition of the Nave Polaris in January 2011, $29.3 million paid for the acquisition of the Shinyo Kieran in June 2011, $37.3 million paid for the acquisition of the Buddy and $37.3 million paid for the acquisition of the Bull in July 2011 and $ 27.0 million paid for the acquisition of the Nave Andromeda in November 2011; (b) $78.5 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014; (c) $7.8 million paid for improvements in certain VLCC vessels; and (d) $10.4 million of intangible assets and liabilities associated with the acquisition of two MR2 vessels in July 2011. The $232.1 million was partially offset by a $3.8 million decrease in restricted cash and $2.5 million of non-cash items.

Cash provided by financing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash provided by financing activities decreased by $15.9 million to $125.6 million at December 31, 2012 from $141.5 million at December 31, 2011.

Net cash provided by financing activities for the year ended December 31, 2012 was $125.6 million. Net cash provided by financing activities resulted from a $162.8 million loan proceeds net of deferred finance fees and $5.0 million proceeds from related party loan, net of deferred finance fees. This increase was partially offset by: (a) a $8.7 million increase in restricted cash; (b) $13.7 million for loan repayments; (c) a $10.0 million repayment of a loan from related party; and (d) dividends paid of $9.8 million.

Net cash provided by financing activities for the year ended December 31, 2011 was $141.5 million. Net cash provided by financing activities resulted from $252.1 million loan proceeds net of deferred finance fees and $33.2 million proceeds from related party loan, net of deferred finance fees. This increase was partially offset by: (a) a $1.7 million increase in restricted cash; (b) $126.3 million for loan repayments; (c) a $6.0 million repayment of a loan from a related party; and (d) dividends paid of $9.8 million.

Cash flows for the year ended December 31, 2011 compared to the year ended December 31, 2010:

The following table presents cash flow information for the years ended December 31, 2011 and 2010. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash provided by operating activities	$64,233	$10,300
Net cash used in investing activities	(225,777)	(103,602)
Net cash provided by financing activities	141,484)	154,575

Change in cash and cash equivalents.	$(20,060)	$61,273

Cash provided by operating activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash provided by operating activities increased by $53.9 million to $64.2 million for the year ended December 31, 2011 as compared to $10.3 million for the same period in 2010. The increase is analyzed as follows:

The net loss for the year ended December 31, 2011 was $3.9 million compared to $13.5 million loss for the year ended December 31, 2010. In determining net cash provided by operating activities for the years ended December 31, 2011, net loss was adjusted for the effect of depreciation and amortization of $38.6 million, $3.2 million for amortization and write-off of deferred finance cost net and $0.6 million for the amortization of drydock and special survey costs. For the period ended December 31, 2010, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $10.1 million, $3.5 million amortization and write-off of deferred financing cost net, $5.6 million for non-cash transaction costs and $2.1 million for share based compensation.

Amounts due to related parties increased by $37.5 million from $6.1 million for the year ended December 31, 2010 to $43.6 million for the year ended December 31, 2011. The increase was due to: (a) administrative fees payable to the Manager of $0.9 million; (b) managements fees payable to the Manager of $18.1 million; (c) $14.7 million costs related to vessel pre-building expenses, dry dockings and insurances; (d) $0.1 million related to accrued interest; and (e)$3.7 million non-cash increase in pre-building costs.

Payments for dry dock and special survey costs incurred in the year ended December 31, 2011 were $7.8 million and related to the dry dock and special survey costs incurred for two of the VLCC tanker vessels of the fleet.

Accounts receivable increased by $2.0 million to $6.5 million for the year ended December 31, 2011, from $4.5 million for the year ended December 31, 2010 and were related to receivables from charterers.

Restricted cash from operating activities decrease by $0.5 million for the year ended December 31, 2011 and related to the cash held in retention account for the payment of interest under our credit facilities.

Accounts payable decreased by $2.4 million from $3.4 million for the year ended December 31, 2010 to $1.0 million for the year ended December 31, 2011. This decrease was attributable to the decrease in legal and professional fees of $2.3 million and the $0.6 million decrease in other creditors which were partially offset by the $0.5 million increase in broker’s commission payable.

Prepaid expenses increased by $0.1 million to $0.5 million for the year ended December 31, 2011 from $0.4 million for the year ended December 31, 2010, due to a decrease in prepaid vessel operating expenses On November 4, 2011, with respect to the shares held in escrow for the VLCC Acquisition, a total of 1,160,963 shares of common stock were released to the sellers and the remaining 217,159 were returned to Navios Acquisition in settlement of claims for breaches of representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011. The value of the 217,159 shares that were returned was $1.2 million.

Accrued expenses increased by $6.3 million to $15.5 million for the year ended December 31, 2011, from $9.2 million on December 31, 2010. The increase was attributable to a $1.2 million increase in accrued interest, $4.2 million increase in other accrued expenses due to increase in accrued deferred finance fees incurred in relation to credit facilities entered to partially finance the acquisition of three MR2 vessels, $0.4 million increase in voyage expenses and $0.5 million increase due to the straight line effect of revenue of the vessels acquired in July 2011.

Other long term assets increased by $1.3 million for the year ended December 31, 2011 and $0 million of the comparative period in 2010. On October 28, 2011, the charter contract of the Nave Ariadne (ex. Ariadne Jacob) and Nave Cielo (ex. Colin Jacob) were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $0.5 million to $3.3 million for the year ended December 31, 2011 from $2.8 million on December 31, 2010.

Long Term Liabilities increased by $0.5 million. Long term liabilities are related to the long term portion of the straight line effect of revenue of the vessels acquired in July 2011.

Cash used in investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash used in investing activities increased by $122.2 million to $225.8 million at December 31, 2011 from $103.6 million at December 31, 2010 mainly as a result of fleet expansion.

Net cash used in investing activities for the year ended December 31, 2011, resulted from: (a) $4.5 million paid for the acquisition of the Nave Polaris in January 2011, $29.3 million paid for the acquisition of the Shinyo Kieran in June 2011, $37.3 million paid for the acquisition of the Buddy and $37.3 million paid for the acquisition of the Bull in July 2011 and $ 27.0 million paid for the acquisition of the Nave Andromeda in November 2011; (b) $78.5 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014; (c) $7.8 million paid for improvements in certain VLCC vessels; and (d) $10.4 million of intangible assets and liabilities associated with the acquisition of two MR2 vessels in July 2011. The $232.1 million was partially offset by a $3.8 million decrease in restricted cash and $2.5 million of non-cash items

For the year ended December 31, 2010, net cash used in investing activities increased as a result of: (a) a $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels acquired in Navios Acquisition’s initial vessel acquisition; (b) $39.3 million paid for the acquisition of the Nave Cielo (ex. Colin Jacob) in June 2010, $39.3 million paid for the acquisition of the Nave Ariadne (ex. Ariadne Jacob) and $11.3 million paid for the acquisition of the Nave Cosmos in October 2010; (c) $102.0 million paid for the VLCC Acquisition, net of cash acquired through working capital; and (d) $89.8 million paid as a deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through December 2012. The increase was partially offset by the release of $251.5 million of investments from the trust account and the release of $2.3 million from the restricted cash and $0.8 million of non-cash items.

Cash provided by financing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Net cash provided by financing activities decreased by $13.1 million to $141.5 million at December 31, 2011 from $154.6 million at December 31, 2010.

Net cash provided by financing activities for the year ended December 31, 2011 was $141.5 million. Net cash provided by financing activities resulted from $252.1 million of loan proceeds net of deferred finance fees and $33.2 million proceeds from related party loan, net of deferred finance fees. This increase was partially offset by: (a) a $1.7 million decrease in restricted cash; (b) $126.3 million for loan repayments; (c) a $6.0 million repayment of a loan from a related party; and (d) dividends paid of $9.8 million.

Net cash provided by financing activities for the year ended December 31, 2010 was $154.6 million. Net cash provided by financing activities resulted from: (a) $556.7 million loan proceeds net of deferred finance fees; (b) $75.0 million from net proceeds from the warrant exercise program; (c) $39.6 million of proceeds from a related party loan; and (d) $33.4 million of net proceeds from the equity offering of 6,500,000 shares that was completed on November 19, 2010. This increase was offset by: (a) $99.3 million paid to holders of 10,021,399 shares of our common stock who voted against the initial vessel acquisition and elected to redeem their shares; (b) $8.9 million disbursed to the underwriters of Navios Acquisition’s initial public offering for deferred fees; (c) $0.3 million decrease in restricted cash; (d) $412.3 million for loan repayments, of which, $410.5 million was associated with facilities acquired in the VLCC Acquisition; (e) $27.6 million repayment of a loan from related party; and (f) $1.8 million costs related to the issuance of Series B convertible preferred stock.

Reconciliation of EBITDA to Net Cash from Operating Activities

Expressed in thousands of U.S. dollars	Year Ended December 31, 2012 (unaudited)	Year Ended December 31, 2011 (unaudited)	Year Ended December 31, 2010 (unaudited)
Net Cash from Operating Activities	$81,877	$64,233	$10,300
Net increase in operating assets	3,030	12,972	1,579
Net increase in operating liabilities	(33,619)	(38,603)	(4,090)
Net interest cost	48,987	41,751	9,789
Amortization of deferred finance cost	(2,820)	(2,253)	(518)
Write-off of deferred finance costs	—	(935)	(2,938)
Share-based compensation	—	—	(2,140)
Non-cash transaction costs	—	—	(5,619)

EBITDA (1)	$97,455	$77,165	$6,363

(1)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Net cash provided by operating activities	$81,877	$64,233	$10,300
Net cash used in investing activities	$(205,956)	$(225,777)	$(103,602)
Net cash provided by financing activities	$125,625	$141,484	$154,575

EBITDA represents loss plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA for the year ended December 31, 2012, increased by $20.3 million to $97.5 million, as compared to $77.2 million for the same period in 2011. The increase in EBITDA was due to a: (a) $29.2 million increase in revenue due to the acquisitions of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012 and the Nave Aquila in November 2012; (b) $0.9 million write-off of deferred financing costs incurred in 2011; (c) $0.3 million decrease in general and administrative expenses; (d) $0.5 million increase in other income/ (expense), net; and (e) $0.7 million decrease in time charter expenses. The above $31.6 million increase was partially offset by an $11.3 million increase in management fees.

EBITDA increased by $70.8 million to $77.2 million for the year ended December 31, 2011, as compared to $6.4 million for the same period of 2010. The increase in EBITDA was due to: (a) a $88.3 million increase in revenue following the acquisitions of the Nave Cielo and the Nave Ariadne in July 2010, the VLCC Acquisition in September 2010, of which the Shinyo Kieran was delivered in June 2011, the Nave Cosmos in October 2010, the Nave Polaris in January 2011, the Buddy and the Bull in July 2011 and the Nave Andromeda in November 2011; (b) $8.0 million of transaction costs for the VLCC Acquisition incurred in 2010; (c) a $2.1 million of share based compensation incurred in 2010; and (d) a $5.4 million of prepayment fees and write-off of deferred financing costs incurred in 2010. The above increase of $103.8 million was partially offset by a: (a) $25.9 million increase in management fees due to the increased number of vessels in Navios Acquisition’s fleet; (b) $3.1 million increase in time charter expenses; (c) $2.3 million increase in general and administrative expenses; (d) $0.8 million increase in other net income; and (e) a $0.9 million write-off of deferred financing costs incurred in 2011.

Long-Term Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance completed the sale of the $400.0 million of Existing Notes. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of the $105.0 million of Additional Notes. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

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

Navios Acquisition does not have any subsidiaries that are not guarantors of the 8 5/8% Notes. In addition, the disclosures required by Rules 3-10(i)(9) and (10) are not applicable because there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 8 5/8% Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

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

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $137.4 million was outstanding under this facility and $7.4 million remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $58.4 million was outstanding under this facility and $16.6 million remains to be drawn.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $0.2 each, 13 equal quarterly installments of $0.44 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $0.5 million in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in two quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.4 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of December 31, 2012, the facility was fully drawn and the outstanding amount was $42.0 million.

Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. On September 7, 2012, the amount of the facility was reduced to $32.4 million. Drawings under the facility are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The facility bears interest at a rate of LIBOR plus 275 bps. Pursuant to an agreement dated December 31, 2012, the maturity of the facility was extended to match the delivery of the vessels. As of December 31, 2012, the outstanding amount under this facility was $32.4 million that was used to partially finance the acquisition cost of two product tanker vessels.

EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million out of which $51.6 million has been drawn (divided into two tranches of $26.1 million and $25.5 million) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million, each with a final balloon payment of $15.1 million and $14.7 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of December 31, 2012 was $49.2 million.

EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.3 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of December 31, 2012 was $45.9 million.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $47.3 million was outstanding under this loan agreement ($23.65 million from each of the two tranches), and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51.0 million (divided into two tranches of $25.5 million each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2012, there were no outstanding amounts under this loan agreement and $51.0 million remained to be drawn.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $25.0 million was outstanding under this loan agreement and $3.1 million remained to be drawn.

DVB Bank SE and Credit Agricole.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $49.9 million was outstanding under this loan agreement and $6.3 million remained to be drawn.

Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and paid $0.4 million as arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 bps. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an agreement dated November 8, 2011, this facility was extended from April 2012 to December 2014. As of December 31, 2012, the outstanding amount under this facility was $35.0 million and $5.0 million remained to be drawn.

As of December 31, 2012, the total amount available to be drawn from all of our facilities was $89.4 million of which $84.4 million will be used to finance the acquisition and construction of vessels and $5.0 million for investment and working capital purposes.

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

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2012:

	Payments due by period
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1,2)	$19,724	$41,003	$634,752	$297,014	$992,493
Loans due to related parties (3)	—	35,000	—	—	35,000
Due to related parties, long-term		57,701			57,701
Vessel deposits (4)	69,170	35,880	—	—	105,050

Total contractual obligations	$88,894	$169,584	$634,752	$297,014	$1,190,244

1.	The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum.
2.	The long-term debt contractual obligations includes in the amount shown for more than three and five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of the LR1 vessel, the Nave Bellatrix, which was delivered to Navios Acquisition’s fleet on January 24, 2013 and of the MR2 vessel, the Nave Rigel, which was delivered to Navios Acquisition’s fleet on February 14, 2013.
3.	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, and a margin of 3.00% per annum.
4.	Future remaining contractual deposits of the eight MR2 product tanker vessels and the two LR1 product tanker vessels to be delivered on various dates through October 2014.

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

Fair Value of Vessels: As of December 31, 2012, Navios Acquisition owned and operated a fleet of 19 vessels, with an aggregate carrying value of $995.4 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2012, the carrying value of 18 of Navios Acquisition’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $142.8 million in aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2012, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price (1)	Carrying Value as of December 31, 2012 (1)
	(In millions of U.S. dollars)
Nave Cielo	6-29-2010	$44.2	$$39.6	*
Nave Ariadne	7-2-2010	$44.1	$39.5	*
Nave Cosmos	7-27-2010	$31.8	$29.2	*
Shinyo Navigator	9-10-2010	$60.5	$48.2	*
Shinyo Kannika	9-10-2010	$81.3	$70.4	*
Shinyo Kieran	6-8-2011	$139.7	$131.0	*
Shinyo Ocean	9-10-2010	$81.7	$70.2	*
Shinyo Splendor	9-10-2010	$45.0	$35.0	*
C. Dream	9-10-2010	$62.2	$55.0	*
Shinyo Saowalak	9-10-2010	$137.6	$124.6	*
Nave Polaris	1-27-2011	$31.7	$29.5	*
Buddy	7-12-2011	$42.5	$38.0	*
Bull	7-18-2011	$42.4	$37.9	*
Nave Andromeda	11-14-2011	$44.3	$42.5	*
Nave Estella	1-20-2012	$44.6	$43.1	*
Nave Atria	7-31-2012	$37.6	$37.0	*
Nave Cassiopeia	8-31-2012	$43.8	$43.3	*
Nave Cetus	10-31-2012	$44.0	$43.7	*
Nave Aquila	11-9-2012	$37.8	$37.7	*

		1,096.8	995.4

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2012, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

Impairment of long-lived Asset Group: Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2012, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and deposits for buildings and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Company’s remaining charter agreement rates and the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2014 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

In connection with its annual impairment testing on its vessels as of December 31, 2012, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flow for unfixed days, ranging from 31.6% to 89.6% (depending on the vessel).

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make vessel ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position

Angeliki Frangou	48	Chairman, Chief Executive Officer and Director
Ted C. Petrone	58	President and Director
Nikolaos Veraros, CFA	43	Director
John Koilalous	82	Director
Leonidas Korres	37	Chief Financial Officer
Brigitte Noury	66	Director
Anna Kalathakis	43	Director, Senior Vice President — Legal Risk Management
George Galatis	50	Director
Vasiliki Papaefthymiou	44	Secretary

Angeliki Frangou has been Navios Maritime Acquisition Corporation Chairman and Chief Executive Officer since inception. Ms. Frangou is also Chairman and CEO of Navios Maritime Holdings Inc. – Navios Acquisition’s sponsor – since August 2005. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange, since August 2007. Ms. Frangou is also the Chairman of the board of directors of Navios South American Logistics since inception in December 2007. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. As of September 2012, Ms. Frangou is also serving as a Board member of Eurobank Ergasias S.A. (one of the largest commercial banks in Greece). During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Ted C. Petrone has been our President and a member of our Board of Directors since March 2008. He has also been a director of Navios Holdings since May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 36 years, 33 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

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

John Koilalous has been a member of our Board of Directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London in 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold for 18 years and then with Pegasus Adjusting Services Ltd., of which he was the founder and, until his retirement at the end of 2008, the Managing Director. He still remains active in an advisory capacity on matters of marine insurance claims. Mr. Koilalous is also a member of our Audit Committee and is an independent director.

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

Brigitte Noury has been a member of our Board of Directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management — Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. In addition, she served as Vice President — Shipping at Banque Indosuez from 1987 to 1989. Before that Ms. Noury served as Financial Controller at Banque Internationale pour l’Afrique Occidentale (later acquired by BNP Paribas). Ms. Noury received a Master of Economic Sciences degree and a Diploma in Business Administration from the University of Dijon. Ms. Noury is also a member of our Audit Committee and Nominating Committee and is an independent director.

Anna Kalathakis has been a member of our board of directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Chief Legal Risk Officer from November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings etc). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar, Greece, in 2003. She received a bachelor’s degree International Relations from Georgetown University and holds a Masters of Business Administration degree from European University in Brussels and a Juris Doctor degree from Tulane Law School.

George Galatis has served as a member of our Board of Directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project

Development since 1999. Mr Galatis also served as a Technical Manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis served as an engineer, technical manager and product manager at various shipping companies in the United States and the UK. Mr. Galatis is a mechanical engineer and holds a Bachelor’s Degree in Mechanical Engineering and Master’s Degree in Robotics from the University of Newcastle upon Tyne. Mr. Galatis is also a member of our Nominating Committee and is an independent director.

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

B. Compensation

Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our board of directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

For the year ended December 31, 2012, aggregate annual compensation paid to our current non-management executive directors was $0.2 million; and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board. For the year ended December 31, 2011, aggregate annual compensation paid to our current non-management executive directors was $0.2 million; and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C. Board Practices

Board Classes

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous, George Galatis and Brigitte Noury, will expire at our 2015 annual meeting of stockholders, as their term was renewed for three years during our 2012 annual meeting. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2013 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2014 annual meeting.

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

•

Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings and Navios Partners. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, our president and a member of our board of directors, is the president of Navios Corporation, a subsidiary of Navios Holdings, and a director of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

•

We have entered a Management Agreement, expiring May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC tanker vessel for the first four years of the term of that agreement.

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

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian and Ukranian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7.-Major Stockholders and Related Party Transactions”.

E. Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 75,764,204 shares of common stock outstanding as of March 19, 2013, of our common stock held by Navios Holdings, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	35,875,851	(2)	47.4%
Angeliki Frangou(3)	1,902,628		2.5%
Ted C. Petrone		*	*
Nikolaos Veraros		*	*
George Galatis	—		*
John Koilalous		*	*
Birgitte Noury	—		*
Anna Kalathakis	—		*
Leonidas Korres		*	*
All of our officers and directors as a group(3)	2,035,801		2.7%

*	less than one (1%) percent.
(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus, Greece.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 75,764,204 shares of common stock outstanding as of March 19, 2013 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of March 19, 2013 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	35,875,851	47.4%
A. Lawrence Caroll Trust (2)	7,260,000	9.6%

(1)	The business address of the reporting person is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The foregoing information was derived from a Schedule 13D/A filed with the SEC on March 19, 2013.
(2)	The business address of the reporting person is 415 L’Ambiance Drive, 804 Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A with the SEC on January 29, 2013.

B. Related Party Transactions

On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from Navios Acquisition’s investments held in trust account on May 28, 2010. In addition, on May 28, 2010, Navios Acquisition disbursed an aggregate of $8.9 million from the trust account to the underwriters of its IPO for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity installment payment on the vessels of $38.8 million and other associated payments, the balance of the trust account of $66.1 million was released to Navios Acquisition for general operating expenses. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings and is consolidated into its financial statements.

Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps. Pursuant to an agreement dated November 8, 2011, the Navios Holdings credit facility was extended from April 2012 to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of December 31, 2011, the outstanding amount under this facility was $40.0 million and interest accrued under this facility was $0.1 million and was included under amounts due to related parties. For the years ended December 31, 2012, 2011 and 2010, interest expense in relation to this facility amounted to $1.2 million, $0.7 million and $0.2 million, respectively, and was included under interest expense and finance cost, net in the statement of operations. As of December 31, 2012, the outstanding amount under this facility was $35.0 million and accrued interest under this facility was below $0.1 million and was included under amounts due to related parties.

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition. Dividend paid to the Series C Convertible Preferred Stock was $1.5 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively.

On February 26, 2013, Navios Acquisition completed the private placement of 17,702,491 shares of common stock at a price of $2.85 per share, to Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners, raising gross proceeds of $50.5 million. The net proceeds of this private placement, including the agents’ fees of $2.0 million, were $48.5 million. On February 26, 2013, Navios Acquisition entered into a registration rights agreement with Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners who purchased shares in the private placement, providing for standard “piggy-back” and demand registration rights with respect to the shares purchased in the private placement.

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

The initial term of the Management Agreement will expire May 28, 2015. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years of the term of that agreement, with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014.This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 4, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the year ended December 31, 2012, 2011 and 2010 amounted to $47.0 million, $35.7 million and $9.8 million, respectively.

The Management Agreement may be terminated prior to the end of its initial term by us upon 120-days’ notice if there is a change of control of the Manager or by the Manager upon 120-days’ notice if there is a change of control of Navios Acquisition. In addition, the Management Agreement may be terminated by us or by the Manager upon 120-days’ notice if:

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

Furthermore, at any time after the first anniversary of the Management Agreement, the Management Agreement may be terminated prior to the end of its initial term by us or by the Manager upon 365-days’ notice for any reason other than those described above.

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

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-days’ notice if there is a change of control of the Manager or by the Manager upon 120-days’ notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manager upon 120-days’ notice if:

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

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by the Manager upon 365-days’ notice for any reason other than those described above.

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

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents. For the years ended December 31, 2012, 2011 and 2010 the administrative services rendered by the Manager amounted to $2.1 million, $1.5 million and $0.4 million, respectively.

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

In addition, in connection with the private placement of 17,702,491 shares, that was completed on February 26, 2013, we have granted registration rights to Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners.

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

a.	if less than a majority of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Navios Partners, as the case may be, must offer to sell a Liquid Shipment Vessel(s) and related charters to us for their fair market value plus any additional tax or other similar costs to Navios Holdings that would be required to transfer a Liquid Shipment Vessel(s) and related charters to us separately from the acquired business; and

b.	if a majority or more of the value of the total assets or business acquired is attributable to a Liquid Shipment Vessel(s) and related charters, as determined in good faith by the board of directors of Navios Holdings or Navios Partners, as the case may be, Navios Holdings or Partners, as the case may be, shall notify us in writing, of the proposed acquisition. We shall, not later than the 15th calendar day following receipt of such notice, notify Navios Holdings or Navios Partners, as the case may be, if we wish to acquire such a Liquid Shipment Vessel(s) and related charters forming part of the business or package of assets in cooperation and simultaneously with Navios Holdings or Navios Partners, as the case may be, acquiring a Liquid Shipment Vessel(s) and related charters forming part of that business or package of assets. If we do not notify Navios Holdings of our intent to pursue the acquisition within 15 calendar days, Navios Holdings may proceed with the acquisition as provided in (a) above.

(3)	acquiring a non-controlling interest in any company, business or pool of assets;

(4)	acquiring or owning a Liquid Shipment Vessel(s) and related charter if we do not fulfill our obligation, under any existing or future written agreement, to purchase such vessel in accordance with the terms of any such agreement;

(5)	acquiring or owning a Liquid Shipment Vessel(s) subject to the offers to us described in paragraphs (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

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

Dividend Policy

At the present time, Navios Acquisition intends to retain most of its available earnings generated by operations for the development and growth of the business. The continued declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long Term Debt Obligations and Credit Arrangements.”)

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share of common stock. A dividend in the aggregate amount of $2.4 million was paid on April 5, 2012 out of which $2.0 million was paid to the stockholders of record as of March 22, 2012 and $0.4 million was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see note 17 of the financial statements included herein).

On May 4, 2012, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on July 3, 2012 out of which $2.0 million was paid to the stockholders of record as of June 20, 2012 and $0.4 million was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see note 17 of the financial statements included herein).

On August 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on October 3, 2012 out of which $2.0 million was paid to the stockholders of record as of September 19, 2012 and $0.4 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see note 17 of the financial statements included herein).

On November 9, 2012, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on January 4, 2013 out of which $2.0 million was paid to the stockholders of record as of December 19, 2012 and $0.4 million was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see note 17 of the financial statements included herein).

As of December 31, 2012, Navios Acquisition paid a dividend of $0.1 million to the holders of the 540 shares of Series B preferred stock.

On February 7, 2013, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2012 of $0.05 per common share payable on April 4, 2013 to stockholders of record as of March 19, 2013.

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

	Price Range Units		Price Range Common Stock		Price Range Warrants
	High	Low	High	Low	High	Low
Year Ended:
December 31, 2012	$3.75	$2.70	$3.66	$2.11	$0.19	$0.05
December 31, 2011	$5.54	$2.70	$4.55	$2.51	$0.80	$0.15
December 31, 2010	$11.54	$4.96	$9.95	$3.84	$1.58	$0.45
December 31, 2009	$10.55	$8.61	$9.90	$8.57	$0.81	$0.16
December 31, 2008(1), (2)	$10.20	$8.40	$9.40	$8.08	$1.05	$0.14
Quarter Ended:
March 31, 2013 (through March 20, 2013)	$3.40	$2.83	$3.39	$2.45	$0.09	$0.03
December 31, 2012	$3.13	$2.83	$3.05	$2.11	$0.17	$0.06
September 30, 2012	$3.13	$2.70	$3.08	$2.30	$0.19	$0.07
June 30, 2012	$3.49	$2.71	$3.31	$2.26	$0.17	$0.05

March 31, 2012	$3.75	$2.70	$3.66	$2.68	$0.19	$0.19
December 31, 2011	$3.55	$2.70	$3.50	$2.51	$0.22	$0.18
September 30, 2011	$4.15	$3.40	$4.05	$3.03	$0.42	$0.15
June 30, 2011	$5.54	$4.15	$4.13	$3.52	$0.62	$0.42
March 31, 2011	$4.96	$4.96	$4.55	$3.92	$0.80	$0.43
Month Ended:
March 31, 2013 (through March 20, 2013)	$3.40	$3.12	$3.39	$2.99	$0.08	$0.06
February 28, 2013	$3.12	$2.89	$3.30	$2.67	$0.08	$0.04
January 31, 2013	$2.85	$2.83	$2.78	$2.45	$0.09	$0.06
December 31, 2012	$2.90	$2.83	$2.50	$2.11	$0.15	$0.06
November 30, 2012	$3.10	$2.90	$2.96	$2.52	$0.15	$0.15
October 31, 2012	$3.10	$2.95	$3.05	$2.62	$0.17	$0.13
September 30, 2012	$3.13	$2.85	$3.04	$2.60	$0.16	$0.12

(1)	Period beginning July 1, 2008.
(2)	The Company completed its initial vessel acquisition on May 28, 2010. Prior to such date, the Company was not an operating company and, accordingly, prices prior to such date may not be meaningful.

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

•	Amendment to the Management Agreement dated May 4, 2012. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

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

•

Revolving Credit Facility for $80.0 revolving credit facility, dated September 2010, among certain vessel-owning subsidiaries and Cyprus Popular Bank Co Ltd. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

•

Securities Purchase Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 17,544,300 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•

Form of Co-Investment Share Purchase Agreement, which was entered into by Navios Acquisition and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners for the purchase of an aggregate of 158,191 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•

Registration Rights Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings and the management investors party thereto. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

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

E. Taxation of Holders

MATERIAL INCOME TAX CONSIDERATIONS

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

Material U.S. Federal Income Tax Consequences

The following discussion addresses the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of shares of our common stock by beneficial owners of such shares. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), treasury regulations promulgated under the Code (“Treasury Regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No rulings from the IRS have been or will be sought with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts nor does it in any way constitute an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of shares of our common stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of our common stock through partnerships, trusts or other entities; beneficial owners of shares of our common stock that own 10% or more (by vote or value) of our outstanding capital stock; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of our common stock that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); an estate the income of which is subject to U.S. federal income tax regardless of its source; or a trust, if a court within the United States can exercise primary supervision over its administration, and one or more “United States persons” (as defined in the Code) have the authority to control all of the substantial decisions of that trust (or the trust was in existence on August 20, 1996, was treated as a domestic trust on August 19, 1996 and validly elected to continue to be treated as a domestic trust).

For purposes of this discussion, a beneficial owner of shares of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding shares of our common stock, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of shares of our common stock.

We urge beneficial owners of shares of our common stock to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of shares of our common stock, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

U.S. Federal Income Taxation of Navios Acquisition

Navios Acquisition is a foreign company that is treated as a corporation for U.S. federal income tax purposes and it neither has made, nor intends to make, an election to be treated as other than a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders will not directly be subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of shares of our common stock as described below.

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income.” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

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

Currently, the jurisdiction where we are incorporated, as well as the jurisdictions where our vessel-owning subsidiaries are incorporated, namely, the Republic of the Marshall Islands, the Cayman Islands, Hong Kong and the British Virgin Islands, grant an “equivalent exemption” to U.S. corporations. Therefore, at present, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test. Our ability to satisfy the 50% Ownership Test and Publicly-Traded Test is discussed below.

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is “primarily traded” on the New York Stock Exchange.

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

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of our common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of our common stock, which we refer to as the “5% Override Rule.”

For purposes of being able to determine the persons who owns 5% or more of our common stock, or “5% Stockholders,” the Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common stock. The Treasury Regulations further provide that an investment company that is registered under the Investment Company Act will not be treated as a 5% Stockholder for such purposes.

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

Currently, Navios Holdings (a Marshall Islands corporation) owns approximately 47.4% of our common stock. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we anticipate that we will not be subject to the 5% Override Rule. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that we will not be subject to the 5% Override Rule in the future.

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

United States Taxation of Gain on Sale of Vessels

Regardless of whether we will qualify for exemption under Section 883, we should not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided that we did not depreciate the vessel for U.S. federal income tax purposes. If we took depreciation deductions with respect to the vessel for U.S. federal income tax purposes

(which would be the case if the vessel had produced effectively connected income), upon the sale of such vessel, a portion of any gain realized on the sale would be sourced to the U.S. in proportion to the depreciation deductions taken in the U.S. compared to the total depreciation of the vessel.

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of the rules applicable to a passive foreign investment company (“PFIC”) below, any distributions made by us with respect to our common stock to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock on a dollar-for-dollar basis and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common shares for more than one year. Because Navios Acquisition is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to Navios Acquisition’s common stock will be treated as foreign source income and generally will be “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 39.6%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2012, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “ Medicare Tax ” below. Because the common stock of Navios Acquisition is traded on the NYSE, dividends paid during 2013 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a share of common stock that is equal to or in excess of 10.0% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such share. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a U.S. Holder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by an individual U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a share of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such stock. The U.S. Holder’s initial tax basis in a share of our common stock generally will be the U.S. Holder’s purchase price for the share and that tax basis will be reduced (but not below zero) by the amount of any distributions on our common stock that are treated as non-taxable returns of capital (as discussed under “—Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common stock, the U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

As described above, long-term capital gains of non-corporate U.S. Holders are subject to the current favorable tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “ Medicare Tax ” below. A non-corporate U.S.

Holder may deduct a capital loss resulting from a disposition of our common stock to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward long-term capital losses indefinitely.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any subsidiary corporation in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will constitute “passive income” unless we are treated as deriving our rental income in the active conduct of a trade or business under applicable rules.

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2012 and 2011 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not believe that we will be a PFIC for 2013 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

Our counsel’s opinion is based principally on their conclusion that, for purposes of determining whether we are a PFIC, the gross income we derive (or are deemed to derive from any subsidiary in which we own at least 25% by value of the subsidiary’s stock) from time chartering activities should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we own and operate (or that we are deemed to own and operate through any subsidiary in which we own at least 25% by value of the subsidiary’s stock) in connection with the production of such income, in particular, the vessels we own (or we are deemed to own) that are subject to time charters, should not constitute passive assets for purposes of determining whether we are or have been a PFIC. We expect that all of the vessels in our fleet will be engaged in time chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

Our counsel has advised us that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and rulings supporting our position that the income from our time chartering activities constitutes services income (rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of our counsel in support of our position, there is a possibility that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011 and 2012 taxable years and we do not believe that we will be treated as a PFIC for 2013 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be required to file IRS Form 8621 for each year in which the U.S. Holder (i) recognizes gain on the actual or deemed disposition of our common stock, (ii) receives certain actual or deemed distributions from us or (iii) makes any of certain reportable elections (including a QEF election or a mark-to-market election). The U.S. Holder also would be required to file an annual report, with respect to each taxable year beginning on or after March 18, 2010, containing such information as the IRS may require in the revised IRS Form 8621. Until the IRS releases the revised IRS Form 8621, this additional reporting requirement is suspended (although a U.S. Holder that is currently otherwise required to file IRS Form 8621 ( e.g., upon an actual or deemed disposition of PFIC stock) must continue to file the current IRS Form 8621). However, following the release of the revised IRS Form 8621, U.S. Holders for which the filing of IRS Form 8621 has been suspended for a taxable year will be required to attach IRS Form 8621 for each suspended taxable year to their next income tax or information return required to be filed with the IRS. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which such report is filed.

It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Taxation of U.S. Holders Making a Timely QEF Election

If we were to be treated as a PFIC for any taxable year and a U.S. Holder makes a timely QEF election (any such U.S. Holder, an “Electing Holder”), the Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received any distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to “qualified dividend income.” The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions to the Electing Holder of our earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. The Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur with respect to any year. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock.

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “ Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common stock in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. If, contrary to our expectations, we were to determine that we are treated as a PFIC for any taxable year, we would notify all U.S. Holders and would provide all necessary information to any U.S. Holder that requests such information in order to make the QEF election described above with respect to us and the relevant subsidiaries. A QEF election would not apply to any taxable year for which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless the IRS consents to the revocation of the election.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common stock owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common stock is no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “ Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a timely QEF election or a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Moreover, (i) any dividends received by a non-corporate U.S. Holder in a year in which we are a PFIC (or in which we were a PFIC in the preceding year) will not be treated as “qualified dividend income” and will be subject to tax at rates applicable to ordinary income and (ii) if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. Additionally, to the extent that any of our subsidiaries is a PFIC, the foregoing consequences would apply to the U.S. Holder’s deemed receipt of any excess distribution on, or gain deemed realized on the disposition of, the stock of such subsidiary deemed owned by the U.S. Holder.

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for 2011 or 2012 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our common stock and net gain attributable to the disposition of our common stock (in each case, unless such common stock is held in connection with certain trades or businesses), but will be reduced by any deductions properly allocable to such income or net gain.

United States Federal Income Taxation of Non-U.S. Holders

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions received with respect to our common stock if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Sale, Exchange or other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of our common stock is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year of the disposition and meet certain other requirements.

Certain Information Reporting Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common stock, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common stock, unless such common stock is held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations under this legislation.

U.S. Backup Withholding Tax and Related Information Reporting Requirements

In general, dividend payments and payments of proceeds from the disposition of our common stock made to a non-corporate U.S. Holder may be subject to information reporting requirements. Such payments may also be subject to backup withholding tax (currently at a rate of 28%) if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you are subject to backup withholding because you have previously failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a credit of any amounts withheld against your liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2012, the value of U.S. dollar increased by approximately 2.0% as compared to the Euro.

Interest Rate Risk

As of December 31, 2012, Navios Acquisition had a total of $1,021.1 million in short term and long-term indebtness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S.$ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2012, 2011 and 2010 we paid interest on our outstanding debt at a weighted average interest rate of 3.25%, 3.16% and 3.27%, respectively. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2012, 2011 and 2010 by $4.9 million, $3.3 million and $1.7 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2011, we had three charter counterparties, the most significant of which were DOSCO, KG, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. and which counterparties accounted for approximately 43.9%, 11.5% and 11.3%, respectively, of our total revenue. For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and STX Panocean Co LTD, which accounted for 43.3% and 10.7%, respectively.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2012.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B. Management’s annual report on internal control over financial reporting

The management of Navios Acquisition is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Acquisition’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

Navios Acquisition’s independent registered public accounting firm has issued an attestation report on Navios Acquisition’s internal control over financial reporting.

C. Attestation report of the registered public accounting firm

Navios Acquisition’s independent registered public accounting firm has issued an audit report on Navios Acquisition’s internal control over financial reporting. This report appears on Page F-2 of the consolidated financial statements.

D. Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, Navios Acquisition’s internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2012 and 2011 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2012 and 2011 were $0.2 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2012 and 2011.

Tax Fees

There were no tax fees billed in 2012 and 2011.

Other Fees

There were no other fees billed in 2012 and 2011.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2012 and 2011.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

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

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

See index to Financial Statements on page F-1.

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Indenture dated October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on October 26, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.8	First Supplemental Indenture dated November 9, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on December 22, 2010, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.10	Second Supplemental Indenture dated May 20, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.11	Third Supplemental Indenture dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.12	Fourth Supplemental Indenture dated July 1, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 22, 2011, and hereby incorporated by reference.)

2.13	Fifth Supplemental Indenture dated December 15, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

2.14	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.)

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amendment to Buyback Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.4	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Form of Revolving Credit Facility with Cyprus Popular Bank Co Ltd (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.13	Facility Agreement for $52 million term loan facility, dated May 28, 2010 Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.15	Facility Agreement for $52 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.16	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.19	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.)

4.20	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

4.21	Facility Agreement for $51 million term loan facility, dated December 7, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.)

4.22	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.23	Facility Agreement for up to $28.125 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.24	Facility Agreement for $56.250 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.25	Amendment to the Management Agreement dated May 4, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.)

4.26	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.27	Form of Co-Investment Share Purchase Agreement (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.28	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. *

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 +

15.1	Consent of PricewaterhouseCoopers S.A.*

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 25, 2013

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 25, 2013

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	5	$42,846	$41,300
Restricted cash, short term portion	5	21,163	30,640
Accounts receivable, net	6	5,103	6,478
Prepaid expenses and other current assets		2,683	489

Total current assets		71,795	78,907

Vessels, net	7	940,738	774,624
Deposits for vessels acquisitions	7	276,142	245,567
Deferred finance costs, net	8	20,727	24,819
Goodwill	10	1,579	1,579
Intangible assets-other than goodwill	9	51,233	59,879
Restricted cash, long-term portion	5	—	1,574
Other long-term assets	6	897	1,310
Deferred dry dock and special survey costs, net		7,533	7,210

Total non-current assets		1,298,849	1,116,562

Total assets		$1,370,644	$1,195,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	11	$1,277	$1,021
Dividend payable	12	2,410	2,421
Accrued expenses	13	12,951	15,492
Due to related parties, short term	17	27,815	43,616
Deferred revenue		3,651	3,251
Current portion of long-term debt	14	19,724	11,928

Total current liabilities		67,828	77,729

Long-term debt, net of current portion and premium	14	974,362	833,483
Loans due to related party	17	35,000	40,000
Due to related parties, long term	17	57,701	—
Other long-term liabilities		204	480
Unfavorable lease terms	9	4,245	4,928

Total non-current liabilities		1,071,512	878,891

Total liabilities		1,139,340	956,620

Commitments and contingencies	18	—	—
Series D Convertible Preferred stock 600 shares issued and outstanding with $6,000 redemption amount	19	6,000	—

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of December 31, 2012 and December 31, 2011	19	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 issued and outstanding as of each of December 31, 2012 and December 31, 2011	19	4	4
Additional paid-in capital	19	246,102	255,849
Accumulated Deficit		(20,802)	(17, 004)

Total stockholders’ equity		225,304	238, 849

Total liabilities and stockholders’ equity		$1,370,644	$1,195,469

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Revenue		$151,097	$121,925	$33,568
Time charter expenses		(2,824)	(3,499)	(355)
Direct vessel expenses		(2,622)	(633)	—
Management fees	17	(47,043)	(35,679)	(9,752)
General and administrative expenses	17	(3,853)	(4,241)	(1,902)
Share based compensation		—	—	(2,140)
Transaction costs	4	—	—	(8,019)
Depreciation and amortization	7,9	(49,644)	(38,638)	(10,120)
Prepayment penalties & write-off of deferred finance fees	8	—	(935)	(5,441)
Interest income		445	1,414	862
Interest expenses and finance cost, net	14	(49,432)	(43,165)	(10,651)
Other income/(expense), net		78	(406)	404

Net loss		$(3,798)	$(3,857)	$(13,546)

Incremental fair value of securities offered to induce warrants exercise		—	—	(647)
Dividend declared on preferred shares Series B		(108)	(108)	—
Undistributed loss attributable to Series C participating preferred shares		622	587	—

Net loss attributable to common stockholders	21	$(3,284)	$(3,378)	$(14,193)

Net loss per share, basic	21	$(0.08)	$(0.08)	$(0.43)

Weighted average number of shares, basic		40,517,413	41,409,433	32,677,318

Net loss per share, diluted	21	$(0.08)	$(0.08)	$(0.43)

Weighted average number of shares, diluted		40,517,413	41,409,433	32,677,318

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Operating Activities
Net loss		$(3,798)	$(3,857)	$(13,546)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,9	49,644	38,638	10,120
Amortization and write-off of deferred finance cost, net	8	2,820	3,188	3,456
Amortization of dry dock and special survey costs		2,622	633	—
Non-cash transaction costs	19	—	—	5,619
Share based compensation	17	—	—	2,140
Changes in operating assets and liabilities:
(Increase)/decrease in prepaid expenses and other current assets		(2,194)	(1,369)	3,188
Decrease/(increase) in accounts receivable		1,375	(1,999)	(4,479)
Decrease/(increase) in restricted cash		320	(451)	(288)
Decrease/(increase) in other long term assets		413	(1,310)	—
Increase/(decrease) in accounts payable		256	(2,433)	3,398
(Decrease)/increase in accrued expenses		(2,541)	6,273	(4,022)
Payments for dry dock and special survey costs		(2,944)	(7,843)	—
Increase in due to related parties		35,780	33,797	4,390
Increase in deferred revenue		400	486	324
(Decrease)/increase in other long term liabilities		(276)	480	—

Net cash provided by operating activities		$81,877	$64,233	$10,300

Investing Activities
Cash paid for assets acquired, net of cash assumed	3	—	—	(76,428)
Cash paid for business acquisition, net of cash assumed	4	—	—	(102,038)
Acquisition of vessels	7	(83,253)	(140,704)	(89,121)
Deposits for vessel acquisitions	7	(142,119)	(78,495)	(89,843)
Decrease in restricted cash		19,416	3,769	2,335
Acquisition of intangible assets other than goodwill	7	—	(10,347)	—
Release from trust account		—	—	251,493

Net cash used in investing activities		$(205,956)	$(225,777)	$(103,602)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	8,14	162,813	252,075	556,671
Loan proceeds from related party, net of deferred finance cost		5,000	33,209	39,600
Deferred underwriter’s fee	3	—	—	(8,855)
Loan repayment to related party		(10,000)	(6,000)	(27,609)
Loan repayments	14	(13,744)	(126,277)	(412,245)
Net proceeds from warrant exercise	19	—	—	74,978
Conversion of common stock into cash, upon redemption of common stock	3	—	—	(99,312)
Dividend paid	12	(9,759)	(9,790)	—
Increase in restricted cash		(8,685)	(1,733)	(250)
Net proceeds from equity offering	19	—	—	33,402
Issuance costs for preferred shares	19	—	—	(1,805)

Net cash provided by financing activities		$125,625	$141,484	$154,575

Net increase/(decrease) in cash and cash equivalents		1,546	(20,060)	61,273
Cash and cash equivalents, beginning of year		41,300	61,360	87

Cash and cash equivalents, end of year		$42,846	$41,300	$61,360

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$47,102	$40,672	$2,933
Non — cash investing activities
Common stock issued for VLCC acquisition	—	$—	$10,745
Preferred stock issued for VLCC transaction costs	—	$—	$5,619
Preferred stock issued for vessel deposits	—	$—	$1,649
Capitalized financing costs	879	$766	$320
Due to related parties	—	$—	$480
Release from escrow	—	$1,232	$—
Non-cash financing activities
Dividends payable	2,410	$2,421	$2,421
Acquisition of vessels	4,313	$2,488	$789
Deposits for vessel acquisition	1,848	$1,210	$390
Issuance of Series D Convertible Preferred Stock issued for vessel acquisitions	6,000	$—	$—

Initial acquisition of 13 vessels (see note 3)
Restricted cash	$—	$—	$35,596
Deposits for vessel acquisitions	—	—	174,411
Purchase options	—	—	3,158
Debt assumed	—	—	(132,987)
Long term liabilities	—	—	(3,158)
Accrued expenses	—	—	(112)

Total	$—	$—	$76,908

Cash paid, net of cash received of $57	—	—	76,428
Payable to Navios Holdings	—	—	480

Total	$—	$—	$76,908

VLCC Acquisition (see note 4)
Purchase price:
Cash consideration	$—	$—	$134,270
Equity issuance	—	—	9,513

Total purchase price	$—	$—	$143,783

Fair value of assets and liabilities acquired:
Vessels	$—	$—	$419,500
Deposits for vessel acquisition	—	—	62,575
Favorable lease terms	—	—	57,070
Current Assets including cash of $32,232	—	—	35,716
Current liabilities	—	—	(16,387)
Long-term debt assumed (including current portion)	—	—	(410,451)
Unfavorable lease terms	—	—	(5,819)

Fair Value of net assets acquired	$—	$—	$142,204

Goodwill	$—	$—	$1,579

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Note	Number of Preferred Shares	Amount	Number of Common Units/Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)/ Retained earnings	Total Stockholders’ Equity
Balance, December 31, 2009		—	$—	31,625,000	$3	$141,588	$399	$141,990

Common stock redeemed		—	—	(10,021,399)	(1)	—	—	(1)
Common stock not redeemed		—	—	—	—	978	—	978
Directors compensation (290,000 units)		—	—	—	—	2,140	—	2,140
Shares Issued from Warrant Tender Program, net		—	—	18,412,053	2	74,976	—	74,978
Shares issued in business acquisition	4	—	—	1,894,918	—	10,745	—	10,745
Preferred Shares issued, net of expenses	19	3,540	—	—	—	5,463	—	5,463
Equity offering, net of offering expenses	19	—	—	6,500,000	1	33,401	—	33,402
Dividend declared/paid		—	—	—	—	(2,421)	—	(2,421)
Net loss		—	—	—	—	—	(13,546)	(13,546)

Balance, December 31, 2010		3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728

Common stock exchanged for 1,000 Series C Preferred Shares	19	1,000	—	(7,676,000)	(1)	1	—	—
Shares reimbursed from escrow in settlement of claim	4	—	—	(217,159)	—	(1,232)	—	(1,232)
Dividend declared/paid		—	—	—	—	(9,790)	—	(9,790)
Net loss		—	—	—	—	—	(3,857)	(3,857)

Balance, December 31, 2011		4,540	$—	40,517,413	$4	$255,849	$(17,004)	$238,849

Dividends paid/declared	12	—	—	—	—	(9,747)	—	(9,747)
Net loss		—	—	—	—	—	(3,798)	(3,798)

Balance, December 31, 2012		4,540	$—	40,517,413	$4	$246,102	$(20,802)	$225,304

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

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

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings currently has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.

As of December 31, 2012, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 4,540 shares of preferred stock and 600 shares of convertible preferred stock, 6,037,994 public warrants. Included in the number of shares and warrants are 12,752 units (one unit consists of one share of common stock and one warrant).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Navios Acquisition has revised its consolidated statement of cash flows for the years ended December 31, 2011 and 2010 to appropriately reflect certain amounts related to acquisitions of vessels and deposits of vessel acquisitions during 2011 and 2010 that were not paid as at December 31, 2011 and 2010. This revision resulted in a total of $3,739 and $1,179 decrease in net cash used in investing activities for the year ended December 31, 2011 and 2010 respectively and a corresponding decrease in the change in due to related parties resulting in a decrease in net cash provided by operating activities. The Company also revised the supplemental disclosure of noncash acquisition of vessels and deposits for vessel acquisition by an increase of $2,529 and $1,210 respectively for 2011 and an increase of $789 and $390 respectively for 2010. The Company determined that such revisions are not material to consolidated financial statements.

There was no impact on previously reported total cash and cash equivalents, consolidated balance sheets or consolidated statements of operations.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2012, Navios Acquisition’s subsidiaries included in these consolidated financial statements are:

Navios Maritime Acquisition Corporation	Nature	Country of	Statement of operations
and Subsidiaries:		Incorporation	2012	2011	2010
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	6/7 - 12/31	—
Antiparos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	4/28 - 12/31	—
Crete Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 -12/31
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/26 - 12/31
Ikaria Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	6/7 - 12/31	—
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	10/05 - 12/31
Rhodes Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Serifos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/26 - 12/31
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	9/10 - 12/31
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/28 - 12/31
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/5 - 12/31	—
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/5 - 12/31	—
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 - 12/31	10/5 - 12/31	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

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

(f) Restricted Cash: Restricted cash consists of cash totaling $10,075 and $29,491 as of December 31, 2012 and 2011, respectively, restricted to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program. Also in restricted cash is an amount of $11,088 for 2012 and $2,723 for 2011 held in retention account in order to service debt, interest payments and pledged cash, as required by certain of Navios Acquisition’s credit facilities.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of its tanker vessels based on a scrap value of $285 per lightweight ton, as it believes this level is reasonable and common in the shipping industry. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest included in deposits for the acquisition of vessels amounted to $14,240 and $11,449 for the year, ended December 31, 2012 and 2011, respectively.

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

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2012, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and deposits for new buildings and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2014 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make the vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and related intangible assets existed as of December 31, 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(k) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred financing cost and write-offs for each of the years ended December 31, 2012, 2011 and 2010 were $2,820, $3,188 and $3,456, respectively.

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

(Expressed in thousands of U.S. Dollars except share and per share data)

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. If the purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets as described in paragraph (j) above. As of December 31, 2012 and 2011, there was no impairment of intangible assets.

(n) Preferred shares Series D: On each of August 31, 2012 and October 31, 2012 Navios Acquisition issued 300 shares (600 in the aggregate) of its authorized Series D Preferred Stock (nominal and fair value $6,000) to a shipyard, in partial settlement of the purchase price of the two newbuild LR1 product tankers, the Nave Cassiopeia and the Nave Cetus. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after the issuance, at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity date at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at the holder’s option exercisable beginning 18 months after the issuance, at par payable at up to 12 equal quarterly installments. The Series D Preferred Stock is classified outside of permanent equity as “Series D Convertible Preferred Stock” as these shares are contractually redeemable for cash at the option of the holder.

(o) Deferred Drydock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2012, 2011 and 2010, the amortization expense was $2,622, $633 and $0, respectively. Accumulated amortization as of December 31, 2012 and 2011 amounted to$ 3,255 and $633, respectively.

(p) Foreign currency translation: Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

(q) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010, and included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel.

(r) Segment Reporting: Navios Acquisition reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

(s) Revenue and Expense Recognition:

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

Management fees: Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel, and $10.0 per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $300 per vessel, for chemical tanker, MR2 and LR1 product tankers, and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 4, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

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

(t) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and STX Panocean Co LTD, which accounted for 43.3% and 10.7%, respectively. For the year ended December 31, 2011, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., Blue light Chartering Inc and Jacob Tank Chartering GMBH &CO. KG., which accounted for 43.9%, 11.5% and 11.3%, respectively. For the year ended December 31, 2010, Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, DOSCO, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co. accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9%, respectively, of Navios Acquisition’s revenue. No other customers accounted for 10% or more of total revenue for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

(u) (Loss)/ Earnings per Share: Basic (loss)/ earnings per share is computed by dividing net (loss)/income attributable to Navios Acquisition’s common shareholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and preferred shares) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the diluted earnings/ (loss) per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

Net loss for both of the years ended December 31, 2012 and 2011 were adjusted for the purpose of the earnings per share calculation, for the dividends on the Series B Convertible Preferred Stock and further adjusted for the undistributed net loss allocated to the Series C Convertible Preferred Stock. Net Loss for the year ended December 31, 2010 was adjusted for the purposes of earnings per share calculation, to reflect the inducement of the Warrant Exercise Program discussed in Note 19.

(v) Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(w) Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

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

(Expressed in thousands of U.S. Dollars except share and per share data)

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

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average amortization (years)	Amortization per year
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683

The following is a summary of the acquired identifiable intangible assets:

Gross Amount
Description
Favorable lease terms	$57,070
Unfavorable lease terms	(5,819)

Total	$51,251

NOTE 5: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2012	December 31, 2011
Cash on hand and at banks	$6,348	$8,333
Short-term deposits	36,498	32,967

Total cash and cash equivalents	$42,846	$41,300

Restricted cash consists of cash totaling $10,075 and $29,491 as of December 31, 2012 and 2011, respectively, restricted to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program. Also in restricted cash is an amount of $11,088 for 2012 and $2,723 for 2011 held in retention account in order to service debt, interest payments and pledged accounts, as required by certain of Navios Acquisition’s credit facilities.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 6: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2012	December 31, 2011
Accounts receivable	$5,103	$6,478
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$5,103	$6,478

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

On October 28, 2011, the charter contract of the Nave Ariadne (ex Ariadne Jacob) and the Nave Cielo (ex Colin Jacob) were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provided for an amount of $4,909 to compensate for the early termination of the charters and to cover any outstanding receivables. The amount $3,704 was recognized as compensation for early termination and was recorded in revenue. Of the total compensation for early termination, the amount of $500 was received on December 19, 2012, the amount of $487 classified under accounts receivable, net, will be settled during 2013 and the amount of $897, classified under long term assets, will be settled in installments until June 2015.

NOTE 7: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Vessels
Balance at December 31, 2010	$538,751	$(9,092)	$529,659
Additions	277,985	(33,020)	244,965

Balance at December 31, 2011	$816,736	$(42,112)	$774,624
Additions	207,795	(41,681)	166,114

Balance at December 31, 2012	$1,024,531	$(83,793)	$940,738

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean—built LR1 product tanker, for a total cost of $44,643. Cash paid was $11,023 and $33,620 was transferred from vessel deposits.

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 49,992 dwt South Korean—built MR2 product tanker, for a total cost of $37,583. Cash paid was $8,997 and $28,586 was transferred from vessel deposits.

On August 31, 2012, Navios Acquisition took delivery of the Nave Cassiopeia, a 74,711 dwt South Korean—built LR1 product tanker, for a total cost of $43,827. Cash paid was $27,315, $3,000 shares of Series D Preferred Stock were issued and $13,512 was transferred from vessel deposits.

On October 30, 2012, Navios Acquisition took delivery of the Nave Cetus, a 74,581 dwt South Korean—built LR1 product tanker, for a total cost of $44,018. Cash paid was $27,545, $3,000 shares of Series D Preferred Stock were issued and $13,473 was transferred from vessel deposits.

On November 9, 2012, Navios Acquisition took delivery of the Nave Aquila, a 49,991 dwt South Korean—built MR2 product tanker, for a total cost of $37,765. Cash paid was $12,686 and $25,079 was transferred from vessel deposits.

On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean—built chemical tanker, for a total cost of $31,774. Cash paid was $4,533 and $27,241 was transferred from vessel deposits.

On June 8, 2011, Navios Acquisition took delivery of a 297,066 dwt VLCC, the Shinyo Kieran, from a Chinese shipyard, for a total cost of $119,443. Cash paid was $29,298 and $90,145 was transferred from vessel deposits.

On July 12, 2011, Navios Acquisition took delivery of the Bull, a 2009—built MR2 product tanker vessel of 50,542 dwt, for a total cost of $42,430 that was paid with cash. Favorable lease terms recognized through this transaction amounted to $5,128 and the balance of $37,302 was classified under vessels, net.

On July 18, 2011, Navios Acquisition took delivery of the Buddy, a 2009—built MR2 product tanker vessel of 50,470 dwt for a total cost of $42,490 that was paid with cash. Favorable lease terms recognized through this transaction amounted to $5,219 and the balance of $37,271 was classified under vessels, net.

On November 14, 2011, Navios Acquisition took delivery of the Nave Andromeda, a 75,000 dwt LR1 South Korean—built product tanker, for a total cost of $44,319. Cash paid was $26,953 and $17,366 was transferred from vessel deposits.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Improvements for vessels for the year ended December 31, 2012 amounted to $0 and $7,834 for 2011.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2012, Navios Acquisition vessel deposits amounted to $276,142 out of which $204,014 was financed through loans and the balance from existing cash. For the year ended December 31 2012, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $142,119, which was offset by $114,270, transferred to vessels, net. As of December 31, 2011, Navios Acquisition vessel deposits amounted to $245,567 out of which $167,152 was financed through loans, $825 was financed through the issuance of preferred shares (see note 19) and the balance from existing cash. For the year ended December 31, 2011, $134,752 was transferred to vessels.

For the year ended December 31, 2012 and 2011, capitalized interest amounted to $14,240 and $11,450, respectively.

NOTE 8: DEFERRED FINANCE COSTS

Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2010	$18,178

Additions	10,929
Capitalized into vessel deposits	(766)
Amortization	(2,587)
Deferred charges written-off	(935)

Balance at December 31, 2011	$24,819

Additions	42
Amortization	(3,255)
Capitalized into vessel deposits	(879)

Balance at December 31, 2012	$20,727

In 2011, an amount of $935 of deferred financing costs was written-off in relation to the cancellation of certain committed credit. In addition, the amortization income of the bond premium was $435 for 2012, $334 for 2011 and $0 for 2010.

NOTE 9: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2012 and 2011 consist of the following:

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2012
Favorable lease terms	$67,417	$(16,184)	$51,233
Unfavorable lease terms	(5,819)	1,574	(4,245)

Total	$61,598	$(14,610)	$46,988

	Acquisition Cost	Accumulated Amortization	Transfer to Vessel Deposits	Net Book Value December 31, 2011
Purchase options	$3,158	$—	$(3,158)	$—
Favorable lease terms	67,417	(7,538)	—	59,879

Total Intangible assets	70,575	(7,538)	(3,158)	59,879

Unfavorable lease terms	(5,819)	891	—	(4,928)

Total	$64,756	$(6,647)	$(3,158)	$54,951

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2012, 2011 and 2010 are presented in the following table:

	December 31, 2012	December 31, 2011	December 31, 2010
Unfavorable lease terms charter-out	$683	$683	$208
Favorable lease terms charter-out	(8,646)	(6,302)	(1,236)

Total	$(7,963)	$(5,619)	$(1,028)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(8,646)	$(7,551)	$(4,959)	$(4,913)	$(2,846)	$(22,318)	$(51,233)
Unfavorable lease terms	683	683	683	684	684	828	4,245

	$(7,963)	$(6,868)	$(4,276)	$(4,229)	$(2,162)	$(21,490)	$(46,988)

NOTE 10: GOODWILL

Goodwill as of December 31, 2012, 2011 and 2010 consist of the following:

Balance December 31, 2010	$1,579

Balance December 31, 2011	$1,579

Balance December 31, 2012	$1,579

NOTE 11: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2012 and 2011 consist of the following:

	December 31, 2012	December 31, 2011
Creditors	$226	$51
Brokers	820	614
Professional and legal fees	231	356

Total accounts payable	$1,277	$1,021

NOTE 12: DIVIDEND PAYABLE

On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 5, 2012 out of which $2,037 was paid to the stock holders of record as of December 15, 2011 and $384 was paid to the holders of 1,000 shares of the Series C preferred stock (which is Navios Holdings—see related party transactions note 17).

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share of common stock. A dividend in the aggregate amount of $2,410 was paid on April 5, 2012 out of which $2,026 was paid to the stock holders of record as of March 22, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see related party transactions note 17).

On May 4, 2012, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on July 3, 2012 out of which $2,026 was paid to the stock holders of record as of June 20, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see related party transactions note 17).

On August 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on October 3, 2012 out of which $2,026 was paid to the stock holders of record as of September 19, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see related party transactions note 17).

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On November 9, 2012, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on January 4, 2013 out of which $2,026 was paid to the stock holders of record as of December 19, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see related party transactions note 17).

As of December 31, 2012, Navios Acquisition paid a dividend of $108 to the holders of the 540 shares of Series B preferred stock.

NOTE 13: ACCRUED EXPENSES

Accrued expenses as of December 31, 2012 and 2011 consist of the following:

	December 31, 2012	December 31, 2011
Accrued voyage expenses	$2,811	$1,262
Accrued loan interest	9,184	9,067
Accrued legal and professional fees	956	5,163

Total accrued expenses	$12,951	$15,492

NOTE 14: BORROWINGS

	December 31, 2012	December 31, 2011
Commerzbank, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$137,383	$115,827
BNP Paribas S.A. and DVB Bank SE	58,361	36,175
DVB Bank SE and ABN AMRO Bank N.V.	42,034	44,121
Cyprus Popular Bank Public Co Ltd	32,400	24,300
Eurobank Ergasias S.A. $52.2 million	49,209	46,500
Eurobank Ergasias S.A. $52.0 million	45,894	18,200
ABN AMRO Bank N.V	47,298	53,260
Norddeutsche Landesbank Girozentrale	24,971	—
DVB Bank SE and Credit Agricole Corporate and Investment Bank	49,943	—
Ship Mortgage Notes	505,000	505,000

Total borrowing	992,493	843,383
Less: current portion	(19,724)	(11,928)
Add: bond premium	1,593	2,028

Total long-term borrowings	$974,362	$833,483

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

(Expressed in thousands of U.S. Dollars except share and per share data)

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

Amortization of the bond premium for the each of the years ended December 31, 2012, 2011 and 2010 amounted to $435, $334 and $0, respectively.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $137,383 was outstanding under this facility and $7,367 remained to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $58,361 was outstanding and $16,639 remains to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $500 in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in two quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of December 31, 2012, the facility was fully drawn and the outstanding amount was $42,034.

Cyprus Popular Bank Public Co Ltd: Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. On September 7, 2012, the amount of the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

facility was reduced to $32,400. Drawings under the facility are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The facility bears interest at a rate of LIBOR plus 275 bps. Pursuant to an agreement dated December 31, 2012, the maturity of the facility was extended to match the delivery of the vessels. As of December 31, 2012, the outstanding amount under this facility was $32,400 that was used to partially finance the acquisition cost of two product tanker vessels.

EFG Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200 out of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 and $337 respectively, with a final balloon payment of $15,060 and $14,716, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of December 31, 2012 was $49,209.

EFG Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of December 31, 2012 was $45,894.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $47,298 was outstanding under this loan agreement ($23,649 from each of the two tranches) and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51,000 (divided into two tranches of $25,500 each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $400 each with a final balloon payment of $14,300 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2012, no amounts were outstanding under this loan agreement and $51,000 remained undrawn.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $24,971 was drawn and outstanding under this loan agreement and $3,154 remained to be drawn.

DVB Bank SE and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2012, $49,943 was drawn and outstanding under this loan agreement and $6,307 remained to be drawn.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of December 31, 2012 the outstanding amount under this facility was $35,000 and $5,000 remained to be drawn.

As of December 31, 2012, the total amount available to be drawn from all our facilities was $89,467.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The weighted average balance outstanding of our loan facilities for the year ended December 31, 2012 was $486,247 and the weighted average interest rate was 3.25%. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the year ended December 31, 2011 was $327,174 and the weighted average interest rate was 3.16%.

The loan facilities include, among other things, compliance with certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel, including vessels under construction; (ii) net worth ranging from $50,000 to $75,000 up to January 2013, up to $135,000 thereafter; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2013 and thereafter.

As of December 31, 2012, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Acquisition, including net worth, debt coverage ratios, and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Guarantees

The Company’s Ship Mortgage Notes (consisting of the Existing Notes and the Additional Notes) are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The Navios Acquisition does not have any independent assets or operations. Navios Acquisition does not have any subsidiaries that are not guarantors of the 8 5/8% Notes. In addition, the disclosures required by Rules 3-10(i)(9) and (10) are not applicable because there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 8 5/8% Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The maturity table below reflects the principal payments of all Notes and credit facilities outstanding as of December 31, 2012 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2017 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2014.

December 31, 2012
Long-Term Debt Obligations:
Year
December 31, 2013	$19,724
December 31, 2014	20,376
December 31, 2015	20,627
December 31, 2016	66,976
December 31, 2017	567,776
December 31, 2018 and thereafter	297,014

Total	$992,493

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

(Expressed in thousands of U.S. Dollars except share and per share data)

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

Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

	December 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$42,846	$42,846	$41,300	$41,300
Restricted cash	$21,163	$21,163	$32,214	$32,214
Accounts receivable, net	$5,103	$5,103	$6,478	$6,478
Accounts payable	$1,277	$1,277	$1,021	$1,021
Ship mortgage notes and premium	$506,593	$482,275	$507,028	$385,088
Other Long-term debt	$487,493	$487,493	$338,383	$338,383
Loans due to related party	$35,000	$35,000	$40,000	$40,000
Due to related parties, short term	$27,815	$27,815	$43,616	$43,616
Due to related parties, long term	$57,701	$57,701	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2012.

	Fair Value Measurements at December 31, 2012 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$42,846	$42,846	$—		$—
Restricted cash	$21,163	$21,163	$—		$—
Ship mortgage notes and premium	$482,275	$482,275	$—		$—
Other Long-term debt (1)	$487,493	$—	$487,493	(1)	$—
Loans due to related party (1)	$35,000	$—	$35,000	(1)	$—
Due to related parties, long term (1)	$57,701	$—	$57,701	(1)	$—

(1)	The fair value of the Company’s other long term debt, loans due to related party and due to related parties, long term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 16: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions), including revenue for vessels expected to deliver in 2013 for which a charter party has been concluded, is as follows:

Amount
2013	$179,419
2014	141,980
2015	111,461
2016	91,835
2017	48,174
Thereafter	292,437

Total minimum lease revenue, net of commissions	$865,306

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition (see note 19). As of December 31, 2012, dividends paid to Navios Holdings amounted to $1,536 and dividends payable amounted to $384. As of December 31, 2011, dividends paid to Navios Holdings amounted to $768 and dividends payable amounted to $384.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of December 31, 2012 and 2011, the outstanding amount under this facility was $35,000 and $40,000, respectively, and was included under loans due to related parties. For the years ended December 31, 2012, 2011 and 2010, interest expense in relation to this facility amounted to $1,164, $710 and $236, respectively, and was included under interest expense and finance cost, net in the statement of operations. Accrued interest as of December 31, 2012 and 2011 was $1 and $62, respectively.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 4, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the year ended December 31, 2012, 2011 and 2010 amounted to $47,043, $35,679 and $9,752, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2012, 2011 and 2010 the administrative services rendered by the Manager amounted to $2,110, $1,527 and $407, respectively.

Balance due to related parties: Amounts due to related parties as of December 31, 2012 and 2011, was $85,516 and $43,616, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $27,815 and $43,616, respectively, and the long term payable was $57,701 and $0, respectively. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 18 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2012, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through October 2014.

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

The future minimum commitments by period as of December 31, 2012, of Navios Acquisition under its ship building contracts, are as follows:

Amount
December 31, 2013	$69,170
December 31, 2014	35,880

Total	$105,050

NOTE 19: PREFERRED AND COMMON STOCK

Preferred Stock

The Company is authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. The shares of Series C Preferred Stock were recorded at fair value of the common stock exchanged which totaled $30,474, using the common stock price on March 30, 2011 of $3.97. The impact of the exchange (other than the par value of the common and preferred stock) was recorded net in Additional-Paid-In-Capital. No fees were incurred in connection with the above issuance. For the purpose of calculating loss per share this preferred stock is treated as in-substance common stock and is allocated losses and considered in the diluted calculation.

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

(Expressed in thousands of U.S. Dollars except share and per share data)

a price of $35.00 per share of common stock. The preferred stock does not have any voting rights. The fair value on October 29, 2010, was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.

As of each of December 31, 2012 and 2011, 4,540 shares of preferred stock were issued and outstanding. As of December 31, 2012, 600 shares of convertible preferred stock were outstanding. Fees incurred in 2010 connection with the issuance of the above shares of preferred stock amounted to $1,805.

Redeemable Convertible Preferred Stock

On each of August 31, 2012, and October 31, 2012, Navios Acquisition issued in total 300 shares (600 in the aggregate) of its authorized Series D Convertible Preferred Stock (nominal and fair value $6,000) (“Series D Preferred Stock”) to a shipyard, in partial settlement of two newbuild LR1 product tankers, the Nave Cassiopeia and the Nave Cetus. The Series D Preferred Stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the Series D Preferred Stock shall have the right to convert the shares of Series D Preferred Stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value was determined using a combination of Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

Redeemable Convertible Preferred and Common Stock is presented in the following table:

	Preferred Stock		Common Stock
	Number of preferred shares	Amount	Number of common shares	Amount
Balance January 1, 2010	—	—	10,119,999	$100,289

Common stock redeemed	—	$—	(10,021,399)	(99,312)
Common stock not redeemed			(98,600)	(977)

Balance December 31, 2010	—	—	—	—

	—	$—	—	$—

Balance December 31, 2011	—	—	—	—

Issuance of preferred stock subject to redemption	600	6,000

Balance December 31, 2012	600	$6,000	—	$—

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

(Expressed in thousands of U.S. Dollars except share and per share data)

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

As of December 31, 2012 there were 6,037,994 public warrants outstanding. Included in the number of shares and warrants are 12,752 units (one unit consists of one share of common stock and one warrant).

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

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Asia	$131,263	$105,952	$27,311
Europe	16,881	15,282	6,257
United States	2,953	691	—

Total Revenue	$151,097	$121,925	$33,568

NOTE 21: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the average number of shares of common stock of Navios Acquisition outstanding during the period.

Net loss for the year ended December 31, 2012 and 2011 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

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

For the years ended December 31, 2012, 2011 and 2010 potential common shares and shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted loss per share.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Numerator:
Net Loss	$(3,798)	$(3,857)	$(13,546)
Incremental fair value of securities offered to induce warrants exercise	—	—	(647)
Dividend declared on preferred shares Series B	(108)	(108)	—
Undistributed loss attributable to Series C participating preferred shares	622	587	—

Loss attributable to common stockholders	$(3,284)	$(3,378)	$(14,193)

Denominator:
Denominator for basic net loss per share — weighted average shares	40,517,413	41,409,433	32,677,318

Denominator for diluted net loss per share — adjusted weighted average shares	40,517,413	41,409,433	32,677,318

Basic net loss per share	$(0.08)	$(0.08)	$(0.43)

Diluted net loss per share	$(0.08)	$(0.08)	$(0.43)

NOTE 22: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 23: SUBSEQUENT EVENTS

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share representing gross proceeds of $100,453. The offerings were conducted as follows:

•

The first registered direct offering of 7,719,300 shares of common stock was completed on February 21, 2013, raising $22,000 of gross proceeds. The net proceeds of this offering, including the agents’ fees of $880 and excluding estimated offering costs of approximately $320, were $21,120.

•

The second registered direct offering of 9,825,000 shares of common stock was completed on February 26, 2013, raising $28,001 of gross proceeds. The net proceeds of this offering, including the agents’ fees of $1,120 and excluding estimated offering costs of approximately $320, were $26,881.

•

In addition, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013, raising $50,452 of gross proceeds. The net proceeds of this private placement, including the agents’ fees of $2,018, were $48,434.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a new building LR1 product tanker vessel of 74,673 dwt, from a South Korean shipyard. Nave Rigel has been chartered out to a high quality counterparty for one year at a rate of $12 net per day plus 50% profit sharing based on a formula. The charterer has been granted an option for an additional six months at the same rate. Navios Acquisition issued 300 shares of its authorized Series D Preferred Stock to the shipyard, in partial settlement of the purchase price.

On February 07, 2013, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2012 of $0.05 per common share payable on April 4, 2013 to stockholders of record as of March 19, 2013. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt MR2 product tanker vessel, from a South Korean shipyard. The vessel is chartered out to a high quality counterparty for three years at a rate of $13 net per day plus 50% profit sharing. The charterer will receive the first $1 of profits above the base rate and the owner will receive next $1 of profits. Thereafter, all profits will be split equally to each party. The charterer has been granted an option for an additional year at a rate of $15 net per day plus 50% profit sharing.