Form 20-F/A
period 2012-12-31
Navios Maritime Acquisition CORP
filed 2013-03-28
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

335 Madison Ave.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17                ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of Navios Maritime Acquisition Corporation, which was originally filed with the Securities and Exchange Commission on March 25, 2013 (the “Original Form 20-F”), is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed in reliance on the applicable grace period.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was initially filed.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation (1)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (2)

1.3	By-laws(3)

2.1	Specimen Unit Certificate(3)

2.2	Specimen Common Stock Certificate(3)

2.3	Specimen Warrant Certificate(3)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition(4)

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010(5)

2.6	Indenture dated October 21, 2010(6)

2.7	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010(7)

2.8	First Supplemental Indenture dated November 9, 2010(8)

2.9	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011(9)

2.10	Second Supplemental Indenture dated May 20, 2011(10)

2.11	Third Supplemental Indenture dated May 26, 2011(10)

2.12	Fourth Supplemental Indenture dated July 1, 2011(11)

2.13	Fifth Supplemental Indenture dated December 15, 2011(12)

2.14	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012(13)

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners(3)

4.2	Repurchase Plan dated April 8, 2010(14)

4.3	Amendment to Buyback Agreement dated April 8, 2010(14)

4.4	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010(1)

4.5	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings(1)

4.6	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc.(1)

4.7	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc.(1)

4.8	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners(1)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited(15)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank(1)

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank(1)

4.12	Form of Revolving Credit Facility with Cyprus Popular Bank Co Ltd(1)

4.13	Facility Agreement for $52 million term loan facility, dated May 28, 2010(1)

4.14	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010(7)

4.15	Facility Agreement for $52 million term loan facility, dated December 6, 2010(12)

4.16	Registration Rights Agreement dated May 26, 2011(10)

4.17	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010(10)

4.18	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010(10)

4.19	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011(16)

4.20	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011(17)

4.21	Facility Agreement for $51 million term loan facility, dated December 7, 2011(18)

4.22	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility(12)

4.23	Facility Agreement for up to $28.125 million term loan facility, dated December 29, 2011(19)

4.24	Facility Agreement for $56.250 million term loan facility, dated December 29, 2011(19)

4.25	Amendment to the Management Agreement dated May 4, 2012(20)

4.26	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.(21)

4.27	Form of Co-Investment Share Purchase Agreement (21)

4.28	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto(21)

8.1	List of subsidiaries*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2012, 2011 and 2010; and (v) the Notes to the Consolidated Financial Statements as blocks of text.**

(1)	Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.
(2)	Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.
(3)	Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.
(4)	Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.
(5)	Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.
(6)	Previously filed as an exhibit to a Report on Form 6-K filed on October 26, 2010, and hereby incorporated by reference.
(7)	Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.
(8)	Previously filed as an exhibit to a Report on Form 6-K filed on December 22, 2010, and hereby incorporated by reference.
(9)	Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.
(10)	Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.
(11)	Previously filed as an exhibit to a Report on Form 6-K filed on July 22, 2011, and hereby incorporated by reference.
(12)	Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.
(13)	Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.
(14)	Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.
(15)	Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.
(16)	Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.
(17)	Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.
(18)	Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.
(19)	Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.
(20)	Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.
(21)	Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.
*	Filed with the Original Form 20-F.
+	Furnished with the Original Form 20-F.
**	Furnished herewith. Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections

SIGNATURES

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 to be signed on its behalf by the undersigned.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By: Angeliki Frangou Its: Chairman and Chief Executive Officer

Date: March 28, 2013