Form 20-F/A
period 2012-12-31
Navios Maritime Acquisition CORP
filed 2013-08-29
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) +37797982140

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

This Amendment No. 2 (this “Amendment No. 2”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of Navios Maritime Acquisition Corporation, which was originally filed with the Securities and Exchange Commission on March 25, 2013 (the “Original Form 20-F”) and was amended on March 28, 2013 solely for the purpose of furnishing Interactive Data File disclosure (“Amendment No. 1”), is being filed solely for the purpose of providing additional disclosure, adding a subsection “Exchange Act Section 13(r) Activities” to the section “Governmental and Other Regulations” beginning on page 36 of the Original Report under Item 4.B., in response to certain comments from the Staff of the Securities and Exchange Commission in connection with its review of the Original Report with regard to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 which added Section 13(r) to the Securities Exchange Act of 1934, as amended.

Other than as expressly set forth above with respect to Item 4.B., adding subsection “Exchange Act Section 13(r) Activities”, no other information in Item 4.B. has been updated and this Amendment No. 2 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F, as amended by Amendment No. 1, or reflect any events that have occurred after the Original Form 20-F was initially filed.

Item 4. Information on the Company

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

Navios Acquisition’s Fleet

As of March 21, 2013, our fleet consisted of a total of 29 double-hulled tanker vessels, aggregating approximately 3.3 million deadweight tons, or dwt. The fleet includes seven VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), 12 Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Of the 29 vessels in our current fleet, we have taken delivery of seven VLCC tankers, seven LR1 tankers, five MR2 product tankers and two chemical tankers, and we expect to take delivery of five vessels in the remaining of 2013, and three vessels in 2014 based on current construction schedule. All the vessels that we have taken delivery of, as well as three of the MR2 and one of the LR1 product tankers that we will take delivery of during 2013, are currently chartered-out to high-quality counterparties, including affiliates of Shell, Formosa Petrochemical Corporation, Sinochem Group, SK Shipping and DOSCO (a wholly owned subsidiary of COSCO) with an average remaining charter period of approximately 2.8 years. As of March 19, 2013, we had charters covering 91.1% of available days in 2013, 56.4% of available days in 2014 and 36.2% of available days in 2015, based on the estimated scheduled delivery dates for vessels under construction.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,850	(3,4)	50%/50%	November 2013
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,850	(3,4)	50%/50%	November 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,700	(5)	50%/50%	August 2013
Nave Polaris	Chemical Tanker	2011	25,145	11,700	(5)	50%/50%	July 2013
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388

						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000	(6)	100% up to $15,000	November 2014
						50% above $15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(7)	90% up to 15,000	January 2015
						50% above $15,000
Nave Atria	MR2 Product Tanker	2012	49,992	13,331	(8)	50% /50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	11,850	(9)	50% /50%	August 2013
Nave Cetus	LR1 Product Tanker	2012	74,581	11,850	(9)	50% /50%	October 2013
Nave Aquila	MR2 Product Tanker	2012	49,991	13,331	(8)	50% /50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	13,331	(10)	50% /50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	75,000	11,850	(9)	50% /50%	February 2014
Owned Vessels to be Delivered
TBN	LR1	Q2 2013	75,000	11,850	(9)	50% /50%
TBN	MR2	Q1 2013	50,000	13,331	(10)	50% /50%
TBN	MR2	Q1 2013	50,000	13,825	(11)	50%/50%
TBN	MR2	Q2 2013	50,000	13,825	(12)
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with the charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments through June 2015.
(4)	Charterer’s option to extend the charter for 6 months at same rate.
(5)	Charterer’s option to extend for additional 6 months at $12,188 (net) plus 50%/50% profit sharing.

(6)	Charterer’s option to extend the charter for 1+1 years at $13,000 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $14,000 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(8)	Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2 nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.
(9)	Charter duration one year. Charterer’s option to extend the charter for another 6 months at $11,850 (net) plus 50% profit sharing.
(10)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(11)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $15,306 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(12)	Charter duration one year. Charterer’s option to extend for 1 year at $14,813.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•	Modern, High–Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.0 billion, including investments of approximately $0.6 billion in newbuilding constructions. As of March 19, 2013, our fleet had an average age of approximately 5.9 years. Once we have taken delivery of all of our vessels, scheduled to occur by the end of the fourth quarter of 2014, the average age of our fleet will be 5.3 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of March 21, 2013, as well as the three MR2 and one LR1 product tanker vessels that we will take delivery of in the first and second quarter of 2013, are chartered out with an average remaining charter period of approximately 2.8 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 21, 2013, we had charters covering 91.1% of available days in 2013, 56.4% of available days in 2014 and 36.2% of available days in 2015, based on the estimated scheduled delivery dates for vessels under construction. The charter arrangements for our seven VLCC tankers, eight contracted LR1 tankers, eight MR2 product tankers and two chemical tankers represent $ 179.4 million in 2013, $142.0 million in 2014 and $111.5 million in 2015 of aggregate contracted net charter revenue, exclusive of any profit sharing.

•	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

•	High–Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries, Dalian Ocean Shipping Company (“DOSCO”), a wholly owned subsidiary of COSCO, one of China’s largest state–owned enterprises specializing in global shipping, logistics and ship building and repairing, Sinochem, a “Fortune Global 500” company; Formosa Petrochemical Corporation, a leading Taiwanese energy company; Navig8, a company that controls a substantial fleet of product tankers and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group; or their affiliates.

•	An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 20 years of experience in the shipping industry. Ms. Frangou is also the Chairman and CEO of Navios Holdings and Navios Partners and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•	Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•	Enhance Operating Visibility With Charter–Out Strategy. We believe that we are a safe, cost–efficient operator of modern and well–maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long–term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short–term time charters, with a greater emphasis on long–term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. As of March 19, 2013, we had charters covering 91.1% of available days in 2013, 56.4% of available days in 2014 and 36.2% of available days in 2015, based on the estimated scheduled delivery dates for vessels under construction. We will look to secure employment for the newbuilding product tankers scheduled for delivery over the next three years, as we draw nearer to taking delivery of the vessels.

•	Capitalize on Low Vessel Prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry to make selective acquisitions of young, high–quality, modern, double–hulled vessels in the crude oil, product and chemical tanker transportation sectors. We are focused on purchasing tanker assets at favorable prices. We believe that the recent financial crisis and developments in the marine transportation industry created significant opportunities to acquire vessels in the tanker market near historically low prices on an inflation adjusted basis. Developments in the banking industry continue to limit the availability of credit to shipping industry participants, creating opportunities for well–capitalized companies with access to additional available financing. Although there has been a trend towards consolidation over the past 15 years, the tanker market remains fragmented. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

•	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades–long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.

•	Benefit from Navios Holdings’ Leading Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates.

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

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel and North America, including Canada and the United States. In addition, the United States Caribbean Sea ECA came into force on January 1, 2013 having effect from January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015), as well as nitrogen oxide after treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

Exchange Act Section 13(r) Activities

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain natural persons or entities designated by the U.S. Treasury Department. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

Three VLCC, vessels owned by the Company and chartered to Dalian Ocean Shipping Co. (“DOSCO”) and one VLCC vessel owned by the Company and chartered to Formosa Petrochemical Corporation of Taiwan (“FPCT”), made port calls to Iran during 2012 for a combined length of approximately 15 days for the transportation of crude oil from Iran to China and Taiwan. The shipper of the cargo in all cases was National Iranian Oil Company (“NIOC”), and the recipients of the cargoes were, respectively, Unipec Asia Company Limited, HK Intertrade Company Limited, and Formosa Petrochemical. Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in an issuer’s annual or quarterly report, as applicable, if, during the period covered by the report, the Company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a U.S. Federal department or agency. NIOC is an entity identified as the Government of Iran under the cited provision. Neither the Company, nor, to the knowledge of the Company, DOSCO and FPCT had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with these port calls, other than receiving cargo owned by NIOC.

The foregoing contacts were limited to a routine acceptance and loading of cargo for the benefit of DOSCO and FPCT while the vessels were on charter to and under complete operational control of DOSCO and FPCT. Although NIOC was an entity whose name appeared on the U.S. Office of Foreign Assets Control’s List of Blocked Persons and Specially Designated Nationals at the time of the port calls, the purchase and lifting of crude oil shipped by that entity, did not constitute prohibited activity by the Company as a non-U.S. person, and as such, this did not have any legal compliance consequence for the Company as a non-U.S. person and to the Company’s transactions, which had no U.S. nexus. The acceptance and transportation of the crude oil to China also did not constitute sanctionable activity under U.S. Iran sanctions laws.

The Company’s aggregate gross revenues attributable to these 15 days of port calls was approximately $0.7 million. In light of the immaterial amount of port calls associated with these activities, the Company has not attributed any profits to these activities. Since May 2012, the Company’s vessels performed no voyages involving calls to Iran. Notwithstanding the foregoing, there can be no assurance that one or more charterers of the Company will not at any future time perform voyages which, if so performed, would require disclosure pursuant to Exchange Act Section 13(r).

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

Item 19. Exhibits

Exhibit No.	Description

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. +

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. +

+	Filed herewith.

SIGNATURES

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 to be signed on its behalf by the undersigned.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By: Angeliki Frangou Its: Chairman and Chief Executive Officer

Date: August 29, 2013