Form 20-F
period 2013-12-31
Navios Maritime Acquisition CORP
filed 2014-03-14
CIK 1437260

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

136,714,942 Shares of Common Stock

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

1

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

Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition,” the “Company,” “we” or “us”) was incorporated in the Republic of Marshall Islands on March 14, 2008 (refer to Item 4. Information on the Company).

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statement of operations for the years ended December 31, 2013, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2010 and December 31, 2009, and the balance sheet data as of December 31, 2011, 2010 and as of December 31, 2009, have been derived from our audited financial statements which are not included in this document available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”. the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The information is only a summary and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report and section “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

(In thousands of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	$202,397	$151,097	$121,925	$33,568	$—
Time charter expenses	(6,762)	(2,824)	(3,499)	(355)	—
Direct vessel expenses	(3,096)	(2,622)	(633)	—	—
Management fees (entirely through related party transactions)	(71,392)	(47,043)	(35,679)	(9,752)	—
General and administrative expenses	(7,017)	(3,853)	(4,241)	(1,902)	(994)
Share based compensation	—	—	—	(2,140)	—
Transaction costs	—	—	—	(8,019)	—
Depreciation and amortization	(63,880)	(49,644)	(38,638)	(10,120)	—
Loss on bond and debt extinguishment	(33,973)	—	(935)	(5,441)	—
Interest income	315	445	1,414	862	346
Interest expenses and finance cost, net	(58,386)	(49,432)	(43,165)	(10,651)	—
Loss on sale of vessel	(21,098)	—	—	—	—
Other income	4,787	280	155	434	—
Other expense	(487)	(202)	(561)	(30)	—

Net (loss)/income	$(58,592)	$(3,798)	$(3,857)	$(13,546)	$(648)

Net loss per share, basic	$(0.57)	$(0.08)	$(0.08)	$(0.43)	$(0.03)

Net loss per share, diluted	$(0.57)	$(0.08)	$(0.08)	$(0.43)	$(0.02)

Balance Sheet Data (at period end)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Current assets, including cash	120,801	71,795	78,907	81,202	142
Vessels, net	1,353,131	940,738	774,624	529,659	—
Total assets	1,656,661	1,370,644	1,195,469	1,005,087	251,635
Current portion of long-term debt	34,714	19,724	11,928	5,086	—
Total long-term debt, excluding current portion	1,119,734	974,362	833,483	704,332	—
Series D Convertible Preferred Stock	12,000	6,000	—	—	—
Total Stockholders equity	450,822	225,304	238,849	253,728	141,990

Cash Flow Data
Net cash (used in) /provided by operating activities	(29,571)	81,877	64,233	11,300	(623)
Net cash (used in)/provided by investing activities	(293,740)	(205,956)	(225,777)	(103,602)	708
Net cash provided by financing activities	363,300	125,625	141,484	154,575	—
Cash dividends declared per common share	0.20	0.20	0.20	0.05	—

Fleet Data:
Vessels at end of period	33	19	14	9	—

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Risk Factors Relating to Our Business

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

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; or

•	our inability to finance the purchase of the vessel.

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

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain insurance against loss of hire for our vessels, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions that may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

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

Pursuant to our technical management agreements we are provided with services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance, by our technical managers, including a subsidiary of Navios Holdings and a technical manager affiliated with the seller from the acquisition of seven VLCCs in September 2010 (the “VLCC Acquisition”). This technical manager will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of certain of our VLCCs is expected to be provided directly by the subsidiary of Navios Holdings. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of the aforementioned services by the current technical managers. The failure of our technical managers to perform these services satisfactorily could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Relating to Our Industry

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, from the second half of 2008 until recently the world’s economies experienced a major economic slowdown and uncertainty remains with respect to the ongoing recovery, the sustainability of which is very difficult to forecast is expected to continue to have a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ our vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.

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

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2018 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. This coupled with announced refinery closures in the Australia, Japan and Europe should increase trade in refined oil products.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 11% at the end of 2013. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which we operate have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2013 it has traded between a low of 577 and a high of 1,344; as of March 12, 2014, it stood at 678. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or approximately 77%. It has traded between a low of 483 and a high of 729 since January 2013 and stood at 629 as of March 12, 2014. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 6.7 million barrels per day in January 2014 and the US has steadily increased its total petroleum product exports by 265% to 3.8 million barrels per day in November 2013 from 1 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings in the event that our vessels are chartered in the spot market.

We intend to deploy at least some of our product, chemical tankers and VLCCs in the spot market. Although spot chartering is common in the product, chemical, tanker and VLCCs sectors, product, chemical tanker and VLCCs’ charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The World oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Certain of our VLCC vessels are contractually committed to time charters or operation in pools, with the remaining terms of these charters expiring during the period from and including 2014 through 2026. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may adversely affect our financial performance.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

Eighteen of the vessels we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

Two of our LR1 product tanker vessels, six of our MR2 product tanker vessels and ten of our VLCC vessels that we have acquired are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

Our growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining capacity and its geographical location;

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

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates partially or completely closing refineries and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products, and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We will employ our tanker vessels in the highly competitive crude oil, product and chemical tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

Medium to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of crude oil, refined petroleum products and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and our managers to the charterers.

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

The market values of our vessels or vessels we may acquire have declined from historically high levels and may fluctuate significantly, which could cause us to breach covenants in our credit facilities, result in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and contracted new buildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have remained flat or increased slightly. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. The credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and value to loan ratio covenants of 133% or lower, applicable after delivery of the vessels. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for certain of our VLCC vessels expire during the period from and including 2014 through 2026. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

Current global economic uncertainty may negatively impact our business.

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

We derive a significant part of our revenue from a number of charterers. For the fiscal year ended December 31, 2013, DOSCO and Navig8 accounted for 32.0% and 22.4%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits Sox emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 28, 2014, had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United

States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide and methane. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry).

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 65th session, held from May 2013, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force, on January 1, 2013, of the mandatory efficiency measures. Further measures considered by the MEPC include the use of a phased approach to implementation. Following an Expert Workshop, endorsed by the MEPC at its 64th session, MEPC 65 agreed to initiate a study regarding an updated greenhouse gas emissions’ estimate for international shipping, the outcome of which is due to be presented to the MEPC at its 66th session in March 2014. Although submissions were made regarding the market-based measures referred to above, discussions on that topic were suspended for a future session.

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

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector in early 2013. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security (“ISPS”) Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines, penalties and other sanctions. During 2011 and continuing into 2012, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the 2012 NDAA), the Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (IFCA). The foregoing laws, among other things, expand the application of prohibitions to non-U.S. companies, such our company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions.) Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our tankers from calling on ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow procedures to avoid economic sanctions violations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics, which incorporates our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

•

business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances;

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker and the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, one of our vessels, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessel or her crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the repricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions.

In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Because international tanker companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2013, the value of the U.S. dollar as compared to the Euro decreased by approximately 4.0% compared with the respective value as of December 31, 2012. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The Securities Purchase Agreement for the VLCC vessels acquired through the VLCC Acquisition has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC Acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, after the return to Navios Acquisition of 217,159 shares on November 4, 2011 in settlement of claims relating to representation and warranties attributable to the sellers and the return of the balance of the escrow shares to the sellers, it may be difficult to enforce an arbitration award for any amount of damages.

A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.

DOSCO, a wholly owned subsidiary of the Chinese state-owned COSCO, charters four of our VLCC vessels. Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.

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

Navios Tankers Management Inc (“the Manager”), a wholly-owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 43.1% of our shares of common stock as of March 14, 2014. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors. Such limited experience could cause Navios Holdings or the Manager to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

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

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to the Manager, a subsidiary of Navios Holdings, and on an interim basis to other third party managers, the loss of these services or the failure of the Manager to perform these services could materially and adversely affect the results of our operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers. Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings or our Manager. These conflicts may arise in connection with the provision of chartering services to us for our fleet versus carriers managed by Navios Holdings’ subsidiaries or other companies affiliated with Navios Holdings.

Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively own a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

As of March 14, 2014, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 45.9% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock then we will be in default under our credit facilities.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, the PCAOB is currently prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such PCAOB inspections.

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

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

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

Certain stockholders, which include Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners, are entitled to demand that we register the resale of their common stock totaling 67,320,507 shares. In addition, one third-party holder has an effective resale registration statement with respect to 1,677,759 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, including the effective resale registration statement, there will be an additional 68,998,266 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

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

•	if new debt is added to our debt levels after the vessel acquisition, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

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

The agreements and instruments governing our indebtedness impose certain operating and financial restrictions on us.

Among other restrictions, these restrictions may limit our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions or sell all or substantially all of our properties or assets;

•	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender;

•	transfer or sell any of our vessels; and

•	enter into certain transactions with our affiliates.

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

Our credit facilities mature on various dates through 2022 and our ship mortgage notes mature on November 15, 2021. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

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

Our senior notes are subject to restrictions on transfer within the United States or to U.S. persons and may be subject to transfer restrictions under the laws of other jurisdictions.

Our senior notes have not been and will not be registered under the Securities Act and are and will continue to be subject to restrictions on transferability and resale. The senior notes were offered in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. Therefore, the notes may be transferred or resold only in a transaction registered under or exempt from the Securities Act and applicable state securities laws. In addition, the notes will not have the benefit of any exchange offer or other registration rights.

Tax Risks

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2013, 2012 and 2011 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not believe that we will be a PFIC for 2014 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

Other Tax Jurisdictions

In accordance with the currently applicable Greek law , foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Item 4.	Information on the Company

A.	History and development of Navios Acquisition

Navios Acquisition Corporation (“Navios Acquisition” or the “Company”) was formed on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. Our agent for service is Trust Company of the Marshall Islands, Inc., located at Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”) a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) from its head offices in Monte Carlo, Monaco.

On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of December 31, 2013, Navios Holdings had 47.8% of the voting power and 50.5% of the economic interest in Navios Acquisition.

Equity Transactions

Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares (1,200 in the aggregate) of its authorized Series D Preferred Stock (nominal value $12.0 million) to a shipyard, in partial settlement of the purchase price of the three newbuild LR1 product tankers, the Nave Cassiopeia, the Nave Cetus and the Nave Rigel. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after the issuance, at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity date at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at the holder’s option exercisable beginning 18 months after the issuance, at par payable at up to 12 equal quarterly installments. The convertible preferred stock is classified as temporary equity (i.e. apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

Common Stock

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

•

In addition, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013, raising $50.5 million of gross proceeds.

Total net proceeds, of the transactions in February 2013, net of agents’ costs of $4.0 million and offering costs of $0.5 million, amounted to $96.0 million.

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a placement of 16,438,356 common shares to Navios Holdings which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the transactions in May 2013, net of agents’ costs of $4.2 million and offering costs of $0.4 million, amounted to $115.4 million.

On September 16, 2013, Navios Acquisition completed the placement of a total of 25,974,026 shares of common stock, at a price of $3.85 per share, representing gross proceeds of $100.0 million and net proceeds of

$96.1 million. The placement included a registered direct offering of 12,987,013 shares of common stock which raised $50.0 million of gross proceeds and a private placement of 12,987,013 shares of common stock to Navios Holdings which raised $50.0 million of gross proceeds.

Total net proceeds of the above transactions, net of agents’ costs of $3.5 million and offering costs of $0.4 million, amounted to $96.1 million.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $1.1 million, as of December 31, 2013, and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $1.1 million and $7.4 million, respectively, as of December 31, 2013 and is expected to be recognized over the weighted average period of 2.82 years.

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs $0.3 million, amounted to $54.2 million.

Vessel Deliveries, Acquisitions and Sales

2014

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built VLCC of 297,491 dwt for a total cost of $57.0 million.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built VLCC of 297,376 dwt for a total cost of $54.5 million.

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built VLCC of 297,168 dwt for a total cost of $51.5 million.

2013

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million. This loss is included under the loss on sale of vessels in the consolidated statements of operations.

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005 Japanese — built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt South Korean — built MR2 product tanker, for a total cost of $35.6 million paid in cash.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005 Japanese — built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt South Korean — built chemical tanker, for a total cost of $34.3 million paid in cash.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt South Korean — built MR2 product tanker, for a total cost of $37.3 million. Cash paid was $9.9 million and $27.5 million was transferred from vessel deposits.

On August 13, 2013, Navios Acquisition took delivery of the Nave Celeste, a 298,717 dwt South Korean — built VLCC, for a total cost of $35.9 million paid in cash.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe, a 45,313 dwt South Korean — built chemical tanker, for a total cost of $34.2 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Pulsar, a 50,922 dwt South Korean — built MR2 product tanker, for a total cost of $23.6 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt South Korean — built MR2 product tanker, for a total cost of $37.2 million. Cash paid was $9.6 million and $27.5 million was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean — built MR2 product tanker, for a total cost of $23.5 million paid in cash.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $37.1 million. Cash paid was $9.6 million and $27.6 million was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean — built LR1 product tanker, for a total cost of $48.2 million. The $48.2 million consisted of: (i) cash paid of $17.1 million (ii) the issuance of $3.0 million of Series D Preferred Stock; and (iii) $28.1 million was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $38.1 million. Cash paid was $8.2 million and $29.9 million was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean — built LR1 product tanker, for a total cost of $47.9 million. The $47.9 million consisted of: (i) cash paid of $16.6 million; (ii) the issuance of $3.0 million Series D Preferred; and (iii) $28.3 million was transferred from vessel deposits.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $38.0 million. Cash paid was $4.6 million and $33.5 million was transferred from vessel deposits.

2012

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

Introduction

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. We are committed to providing quality transportation services and developing and maintaining long-term relationships with our customers. We believe that the Navios brand will allow us to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.

Navios Acquisition’s Fleet

As of March 14, 2014, our fleet consists of a total of 43 double-hulled tanker vessels, aggregating approximately 4.8 million deadweight tons, or dwt. The fleet includes ten VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), 21 Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and four chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Of the 43 vessels in our current fleet, we have taken delivery of ten VLCC tankers, eight LR1 tankers, 14 MR2 product tankers and four chemical tankers, and we expect to take delivery of five vessels in the remaining of 2014, and two vessels in 2015 based on current construction schedule. All the vessels that we have taken delivery of, as well as three of the MR2 that we will take delivery of during 2014, are currently chartered-out to high-quality counterparties, including affiliates of Shell, Formosa Petrochemical Corporation, Sinochem Group, SK Shipping and DOSCO (a wholly owned subsidiary of COSCO) with an average remaining charter period of approximately 1.9 years. As of March 14, 2014, we had charters covering 86.6% of available days in 2014, 44.6% of available days in 2015 and 22.0% of available days in 2016, based on the estimated scheduled delivery dates for vessels under construction.

Vessels	Type	Built/Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date(2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,850		50%/50%	May 2014
				12,838	(3)	50%/50%	May 2015
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,850		50%/50%	May 2014
				12,838	(3)	50%/50%	May 2015
Nave Cosmos	Chemical Tanker	2010	25,130	12,188		50%/50%	August 2014
Nave Polaris	Chemical Tanker	2011	25,145	12,188		50%/50%	July 2014
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Nave Celeste	VLCC	2003	298,717	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above $59,388
						50% above $69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	13,825	(4,10)	None	July 2014
Bull	MR2 Product Tanker	2009	50,542	13,825	(4,10)	None	July 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000	(5)	100% up to $15,000	November 2014
						50% above $15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(6)	90% up to $15,000	January 2015
						50% above $15,000
Nave Atria	MR2 Product Tanker	2012	49,992	13,331	(7)	50% /50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	12,838	(3)	50% /50%	February 2015
Nave Cetus	LR1 Product Tanker	2012	74,581	11,850		50% /50%	April 2014
				12,838	(3)	50% /50%	April 2015
Nave Aquila	MR2 Product Tanker	2012	49,991	13,331	(7)	50% /50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	13,331	(8)	50% /50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	74,673	11,850		50% /50%	August 2014
				12,838	(3)	50% /50%	August 2015
Nave Orion	MR2 Product Tanker	2013	49,999	13,331	(8)	50% /50%	March 2016
Nave Atropos	LR1 Product Tanker	2013	74,695	11,850		50% /50%	October 2014
				12,838	(3)	50% /50%	October 2015
Nave Titan	MR2 Product Tanker	2013	49,999	13,825	(9)	50% /50%	June 2016
Nave Equinox	MR2 Product Tanker	2007	50,922	15,306		None	May 2014
Nave Capella	MR2 Product Tanker	2013	49,995	13,825	(10)	None	July 2014
Nave Pulsar	MR2 Product Tanker	2007	50,922	15,306		None	May 2014
Nave Universe	Chemical Tanker	2013	45,513	14,869	(11)	50% /50%	July 2015
Nave Constellation	Chemical Tanker	2013	45,281	14,869	(11)	50% /50%	September 2015
Nave Alderamin	MR2 Product Tanker	2013	49,998	15,000		None	February 2015
Bougainville	MR2 Product Tanker	2013	50,626	15,356	(12)	100%	September 2014
				15,663		100%	September 2015
				15,976		100%	September 2016
				16,296		100%	September 2017
Nave Dorado	MR2 Product Tanker	2005	47,999	12,500		100% up to $14,000	October 2014
						50% above $14,000
Nave Lucida	MR2 Product Tanker	2005	47,999	12,500		100% up to $14,000	October 2014
						50% above $14,000
Nave Galactic	VLCC	2009	297,168	Floating Rate	(14)	None	February 2015
Nave Quasar	VLCC	2010	297,376	20,475		50% above $24,375	February 2015
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate	(15)	None	March 2015

Owned Vessels to be Delivered
TBN	MR2	Q2 2014	50,000	14,319	(13)	50	%/50%
TBN	MR2	Q3 2014	50,000	14,319	(13)	50	%/50%
TBN	MR2	Q3 2014	51,200
TBN	MR2	Q4 2014	50,000	14,319	(13)	50	%/50%
TBN	MR2	Q4 2014	51,200
TBN	MR2	Q1 2015	51,200
TBN	MR2	Q2 2015	51,200

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.

(3)	Charterer’s option to extend the charter for an additional year at $13,825 net per day plus 50% profit sharing.

(4)	Following the default of their charterer in July 2013, the charter contracts of the two MR2 product tankers, the Buddy and the Bull, have been terminated and the vessels have been rechartered to a third party for a one year period.

(5)	Charterer’s option to extend the charter for 1+1 years at $13,000 net 1st optional year plus 100% profit up to $16,000 plus 50% profit sharing above $16,000; $14,000 net 2nd optional year plus 100% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.

(6)	Charterer’s option to extend the charter for 1+1 years at $11,850 net 1st optional year plus 90% profit up to $16,000 plus 50% profit sharing above $16,000; $11,850 net 2nd optional year plus 90% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.

(7)	Charterer’s option to extend the charter for 1+ 1 years at $14,566 net 1st optional year plus profit sharing; $15,553 net 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.

(8)	Charterer’s option to extend the charter for 1 year at $14,813 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.

(9)	Charterer’s option to extend the charter for 1 year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.

(10)	Charterer’s option to extend for 1 year at $14,813 net per day.

(11)	Charterer’s option to extend for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.

(12)	Rate can reach a maximum of $20,475 net per day calculated basis a specific world scale formula. Both rate and ceiling increase by 2% annually.

(13)	Charter duration two years. Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.

(14)	Rate is based upon daily Baltic International Tanker Routes (“BITR”), Route Tanker Dirty 3 ME Gulf to Japan (“TD3”) adjusted for vessel’s service speed/cons with an additional premium of $750 per day pro rata (“pdpr”).

(15)	Rate based on VLCC pool earnings.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•

Modern, High–Quality Fleet.     We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.9 billion, including investments of approximately $0.9 billion in newbuilding constructions. As of March 14, 2014, our fleet had an average age of approximately 4.6 years. Once we have taken delivery of all of our vessels, scheduled to occur by the end of the second quarter of 2015, the average age of our fleet will be 5.0 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•

Operating Visibility Through Contracted Revenues.     All of the vessels that we have taken delivery of as of March 14, 2014, as well as the three MR2 that we will take delivery of in the second and third quarter of 2014, are chartered out with an average remaining charter period of approximately 1.9 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 14, 2014, we had charters covering 86.6% of available days in 2014, 44.6% of available days in 2015 and 22.0% of available days in 2016, based on the estimated scheduled delivery dates for vessels under construction. The charter arrangements for our ten VLCC tankers, eight contracted LR1 tankers, 17 MR2 product tankers and four chemical tankers represent $ 213.4 million in 2014, $153.9 million in 2015 and $107.9 million in 2016 of aggregate contracted net charter revenue, exclusive of any profit sharing.

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

•

High Quality Counterparties.     Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; Dalian Ocean Shipping Company (“DOSCO”), a wholly owned subsidiary of the China Ocean Shipping Company (“COSCO”), one of China’s largest state–owned enterprises specializing in global shipping, logistics and ship building and repairing; Sinochem, a Fortune Global 500 company; Formosa Petrochemical Corporation, a leading Taiwanese energy company; Navig8, a company that controls a substantial fleet of product tankers; and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group and their respective affiliates.

•

An Experienced Management Team and a Strong Brand.     We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at our affiliate, Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 20 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings and Navios Partners and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

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

•

Enhance Operating Visibility With Charter–Out Strategy.     We believe that we are a safe, cost–efficient operator of modern and well–maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long–term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short–term time charters, with a greater emphasis on long–term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of March 14, 2014, we had charters covering 86.6% of available days in 2014, 44.6% of available days in 2015 and 22.0% of available days in 2016, based on the estimated scheduled delivery dates for vessels under construction. We will look to secure employment for the newbuilding product tankers scheduled for delivery over the next three years, as we draw nearer to taking delivery of the vessels.

•

Capitalize on Low Vessel Prices.    We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double–hulled vessels in the product, crude oil, and chemical tanker sectors. We are focused on purchasing tanker assets at favorable prices. We believe that developments in the marine transportation industry, particularly in the product tanker, crude oil transportation, and chemical tanker sectors, as well as the recent financial crisis which continues to adversely affect the availability of credit to shipping industry participants have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. Developments in the banking industry continue to limit the availability of credit to shipping industry participants, creating opportunities for well–capitalized companies with access to additional available financing. Although there has been a trend towards consolidation over the past 15 years, the tanker market remains fragmented. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

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

Navios Holdings closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high–credit, quality–collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We believe that Navios Acquisition will benefit from these established policies.

•

Implement and Sustain a Competitive Cost Structure.    Pursuant to our management agreement with the “Manager”, a wholly owned subsidiary of Navios Holdings, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. The current technical managers of the VLCC vessels, affiliates of the seller of the vessels acquired as part of the VLCC Acquisition are technical ship management companies that have provided technical management to the VLCC vessels acquired during the VLCC Acquisition prior to the consummation of the acquisition thereof. These technical managers will continue to provide such services for an interim period, after which the technical management of our fleet is expected to be provided solely by the Manager. We believe that the Manager will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with Navios Holdings, management fees of our vessels are fixed through May 2014. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high–quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy.

Our major customers during 2013 were: DOSCO and Navig8 Chemicals Shipping and Trading Co. For the year ended December 31, 2013, these two customers accounted for 32.0% and 22.4%, respectively, of Navios Acquisition’s revenue.

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

Expenses

Management fees:    Pursuant to a Management Agreement dated May 28, 2010, the “Manager”, a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the years ended December 31, 2013, 2012 and 2011 amounted to $71.4 million, $47.0 million and $35.7 million, respectively.

General and administrative expenses:    On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2013, 2012 and 2011, the fees for administrative services rendered by Navios Holdings amounted to $3.5 million, $2.1 million and $1.5 million, respectively.

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

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each charter agreement for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable) by multiple oil majors. The technical manager is responsible for obtaining and maintaining the vetting approvals required to operate our vessels.

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

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits Sox emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015). At its 65th session, the MEPC considered and agreed to proposed draft amendments to MARPOL Annex VI regulation 13 on Nitrogen Oxides (NOx), to amend the date for the implementation of the so called “Tier III” standards within ECAs to January 1, 2021, from the current effective date of January 1, 2016. NOx control requirements apply to installed marine diesel engines of over 130 kW output power, and different levels (Tiers) of control apply based on the ship’s construction date. Tier III controls apply only to specified ships while operating in ECAs designated to limit NOx emissions (currently the North American ECA and the United States Caribbean Sea ECA). The draft amendments will be circulated for consideration at MEPC 66 in March 2014, with a view to adoption. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. All of our newbuild tanker vessels comply with Regulation 12A.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other international regulations to prevent pollution

In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 28, 2014, the Convention has been ratified by 38 states, representing 30.38% of the global merchant shipping fleet’s gross tonnage and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow US states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America

ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards. Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines.

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

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA discussed above, are particularly stringent. In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 28, 2014 had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Hull and Machinery Insurance

Navios Acquisition has obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of its vessels. The vessels will each be covered up to at least fair market value, with deductibles in amounts ranging between $100,000 and $250,000, depending on the size of the tanker vessel. Navios Acquisition has also extended its war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time There are no deductibles for the war risk insurance or the war loss of hire cover.

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

Navios Acquisition’s protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion any one event any one vessel with a sub-limit of $2.0 billion for passengers.

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

Facilities

We have offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time.

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

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2013.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong
Shinyo Kannika Limited	Vessel-Owning Company	Hong Kong
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Loyalty Limited	Vessel-Owning Company	Hong Kong
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong
Shinyo Ocean Limited	Vessel-Owning Company	Hong Kong
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Limnos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Makronisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakytnthos Shipping Corporation	Vessel-Owning Company	Marshall Is.

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Acquisition, Navios Europe with ownership interest of 47.5% is included as affiliate and is accounted for under the equity method, for such periods during which the entity was affiliate of Navios Acquisition. See Note 9 to the notes to Consolidated Financial Statements, included herein.

D.	Property, plants and equipment

Other than our vessels, we do not have any other material property, plant or equipment.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview

We are an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals and we are incorporated in the Republic of the Marshall Islands.

On May 25, 2010, we consummated the Product and Chemical Tanker Acquisition, the acquisition of 13 vessels (11 product tankers and two chemical tankers), for an aggregate purchase price of $457.7 million, including amounts to be paid for future contracted vessels to be delivered. On September 10, 2010, we consummated the VLCC Acquisition, for an aggregate purchase price of $587.0 million.

Equity Transactions

On each of August 31, 2012, October 31, 2012, February 13, 2013, and April 24, 2013, Navios Acquisition issued 300 shares (1,200 in the aggregate) of its authorized Series D Preferred Stock (nominal value $12.0 million) to a shipyard, in partial settlement of the purchase price of the four newbuild LR1 product tankers, the Nave Cassiopeia, the Nave Cetus, the Nave Rigel and the Nave Atropos. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after the issuance, at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity date at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at the holder’s option exercisable beginning 18 months after the issuance, at par payable at up to 12 equal quarterly installments. The convertible preferred stock is classified as temporary equity (i.e. apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the Series D Preferred Stock.

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

•

In addition, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013, raising $50.5 million of gross proceeds.

Total net proceeds, of the transactions in February 2013, net of agents’ costs of $4.0 million and offering costs of $0.5 million, amounted to $96.0 million.

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a placement of 16,438,356 common shares to Navios Holdings which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the transactions in May 2013, net of agents’ costs of $4.2 million and offering costs of $0.4 million, amounted to $115.4 million.

On September 16, 2013, Navios Acquisition completed the placement of a total of 25,974,026 shares of common stock, at a price of $3.85 per share, representing gross proceeds of $100.0 million and net proceeds of $96.1 million. The placement included a registered direct offering of 12,987,013 shares of common stock which raised $50.0 million of gross proceeds and a private placement of 12,987,013 shares of common stock to Navios Holdings which raised $50.0 million of gross proceeds.

Total net proceeds of the above transactions, net of agents’ costs of $3.5 million and offering costs of $0.4 million, amounted to $96.1 million.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs $0.3 million, amounted to $54.2 million.

Fleet Development

2012

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

2013

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean —built MR2 product tanker, for a total cost of $38.0 million. Cash paid was $4.6 million and $33.5 million was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean —built LR1 product tanker, for a total cost of $47.9 million. The $47.9 million consisted of: (i) cash paid of $16.6 million, (ii) the issuance of $3.0 million Series D Preferred; and (iii) $28.3 million was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $38.1 million. Cash paid was $8.2 million and $29.9 million was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean —built LR1 product tanker, for a total cost of $48.2 million. The $48.2 million consisted of: (i) cash paid of $17.1 million (ii) the issuance of $3.0 million of Series D Preferred Stock; and (iii) $28.1 million was transferred from vessel deposits.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $37.1 million. Cash paid was $9.6 million and $27.6 million was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean —built MR2 product tanker, for a total cost of $23.5 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt South Korean — built MR2 product tanker, for a total cost of $37.2 million. Cash paid was $9.6 million and $27.5 million was transferred from vessel deposits.

On July 9, 2013, Navios Acquisition took delivery of the Nave Pulsar, a 50,922 dwt South Korean — built MR2 product tanker, for a total cost of $23.6 million paid in cash.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe, a 45,313 dwt South Korean — built Chemical tanker, for a total cost of $34.2 million paid in cash.

On August 13, 2013, Navios Acquisition took delivery of the Nave Celeste, a 298,717 dwt South Korean — built VLCC, for a total cost of $35.9 million paid in cash.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt South Korean-built MR2 product tanker, for a total cost of $37.3 million. Cash paid was $9.9 million and $27.5 million was transferred from vessel deposits.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt South Korean — built Chemical tanker, for a total cost of $34.3 million paid in cash.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005 Japanese built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt South Korean-built MR2 product tanker, for a total cost of $35.6 million paid in cash.

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005 Japanese built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million. This loss is included under the loss on sale of vessels in the consolidated statements of operations.

2014

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built VLCC of 297,168 dwt for a purchase price of $51.5 million.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built VLCC of 297,376 dwt for a purchase price of $54.5 million.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built VLCC of 297,491 dwt for a purchase price of $57.0 million.

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this annual report, present operating results of the fleet for the periods from January 1, 2011 to December 31, 2013.

Navios Maritime Acquisition Corporation and Subsidiaries:		Country of Incorporation	Statement of operations
	Nature		2013	2012	2011
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/7 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/28 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/7 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/5 - 12/31
Psara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/5 - 12/31
Antipsara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/5 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Limnos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Alonnisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Makronisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/2 -12/31	—	—
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/25 -12/31	—	—
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/25 -12/31	—	—
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	6/28 -12/31	—	—
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	6/28 - 12/31	—	—
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	6/4/ - 12/31	—	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	7/3 - 12/31	—	—
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	11/8 - 12/31	—	—
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	11/8 - 12/31	—	—
Zakytnthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	11/8 - 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

Our Charters

For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., and Navig8 Chemicals Shipping and Trading Co which accounted for 32.0% and 22.4%, respectively.

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

Pursuant to a Management Agreement dated May 28, 2010, the Manager, a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

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

Period over Period Comparisons

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents consolidated revenue and expense information for the years ended December 31, 2013 and 2012. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	$202,397	$151,097
Time charter and voyage expenses	(6,762)	(2,824)
Direct vessel expenses	(3,096)	(2,622)
Management fees (entirely through related party transactions)	(71,392)	(47,043)
General and administrative expenses	(7,017)	(3,853)
Depreciation and amortization	(63,880)	(49,644)
Loss on bond and debt extinguishment	(33,973)	—
Interest income	315	445
Interest expenses and finance cost, net	(58,386)	(49,432)
Loss on sale of vessel	(21,098)	—
Other income	4,787	280
Other expense	(487)	(202)

Net loss	$(58,592)	$(3,798)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2013 and 2012 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year Ended December 31, 2013	Year Ended December 31, 2012
FLEET DATA
Available days(1)	9,653	5,786
Operating days(2)	9,618	5,751
Fleet utilization(3)	99.6%	99.4%
Vessels operating at period end	33	19
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$20,267	$25,625

(1)	Available days: for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

For the year ended December 31, 2013, Navios Acquisition had 9,653 available days, after it took delivery of the Nave Cetus in October 2012, the Nave Aquila in November 2012, the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013 and the Nave Lucida in October 2013.

There were 5,786 available days in the comparative period in 2012.

Revenue:    Revenue for the year ended December 31, 2013 increased by $51.3 million or 34.0% to $202.4 million, as compared to $151.1 million for the same period in 2012. The increase was mainly attributable to the acquisition of the vessels mentioned above. As a result of the vessel acquisitions, available days of the fleet increased to 9,653 days for the year ended December 31, 2013, as compared to 5,786 days for year ended December 31, 2012. TCE decreased to $20,267 for the year ended December 31, 2013, from $25,625 for the year ended December 31, 2012 due to the fact that the vessels that were delivered in 2013 were of a smaller type (mainly MR2s) than the average fleet of the previous year, therefore they are fixed at lower rates.

Time charter and voyage expenses:    Time charter and voyage expenses for the year ended December 31, 2013 increased by $3.9 million to $6.8 million, as compared to $2.8 million for the year ended December 31, 2012. The increase was attributable to: (a) $3.4 million increase in voyage expenses incurred in the year due to the fact that certain vessels were employed in voyage charter; and (b) $0.6 million increase in broker commission costs.

Direct vessel expenses:    Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounting to $3.1 million for the year ended December 31, 2013, as compared to $2.6 million for the year ended December 31, 2012.

Management fees:    Management fees for the year ended December 31, 2013 increased by $24.3 million to $71.4 million, as compared to $47.0 million for the year ended December 31, 2012. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet. Pursuant to the Management Agreement dated May 28, 2010, the Manager, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

General and administrative expenses:    Total general and administrative expenses for the year ended December 31, 2013 increased by $3.2 million or 82.1% to $7.0 million compared to $3.9 million for the year ended December 31, 2012. The increase was mainly attributable to a: (a) $1.1 million increase due to stock based compensation recognized in connection with the issuance of 2,100,000 restricted shares and options to purchase 1,500,000 shares of common stock; (b) $1.4 million increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet; and (c) $0.7 million increase in other general and administrative expenses, including professional, other fees and travelling expenses. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2013 and 2012, the expenses charged by Navios Holdings for administrative services were $3.5 million and $2.1 million, respectively. The remaining balance of $3.5 million and $1.7 million of general and administrative expenses for the years ended December 31, 2013 and 2012, respectively, related to stock based compensation for the year ended December 31, 2013, as well as legal, consulting, travel and professional fees including audit fees for the years ended December 31, 2013 and December 31, 2012.

Depreciation and amortization:    Depreciation and amortization increased by $14.2 million to $63.9 million for the year ended December 31, 2013 as compared to $49.6 million for the year ended December 31, 2012. The increase of $14.2 million was attributable to: (a) an increase in depreciation expense of $11.8 million due to the acquisitions of the vessel the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013 and the Nave Lucida in October 2013; and (b) an increase of $4.0 million in accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 product tanker vessels, following charterer’s default, partially mitigated by a decrease in amortization of favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels of $1.6 million. Depreciation of vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

Loss on bond and debt extinguishment:    In October 2010 and May 2011, the Company issued a total of $505.0 million in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). On November 13, 2013, Navios Acquisition completed the sale of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes”). The net proceeds from the sale of the 2021 Notes were used to redeem any and all of Navios Acquisition’s outstanding 2017 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $34.0 million loss in the consolidated statements of operations under “Loss on bond and debt extinguishment”, which was comprised of a $8.7 million loss relating to the write off of unamortized deferred finance costs and a $25.3 million loss relating to tender premium paid and cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

Interest income:    Interest income for year ended December 31, 2013 decreased by $0.1 million to $0.3 million compared to $0.4 million for the year ended December 31, 2012.

Interest expense and finance cost, net:    Interest expense and finance cost, net for the year ended December 31, 2013 increased by $9.0 million to $58.4 million, as compared to $49.4 million for the year ended December 31, 2012. The increase was due to: (a) the increase in average outstanding loan balance to $532.3 million in the year ended December 31, 2013 from $486.2 million in the year ended December 31, 2012; and (b) the effect of the $610.0 million of 8.125% Senior Notes due 2021, which were issued on November 13, 2013, partially offset by the effect of $505.0 million of 8.625% due 2017 Notes extinguishment. As of December 31, 2013 and 2012, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,154.4 million and $1,029.1 million, respectively, and the weighted average interest rate as of December 31, 2013 and 2012 was 2.96% and 3.25%, respectively.

Loss on sale of vessel:    On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million. This loss is included under the loss on sale of vessels in the consolidated statements of operations.

Other income:    Other income increased by $4.5 million to $4.8 million for the year ended December 31, 2013 compared to $0.3 million for the year ended December 31, 2012. Following the default of their charterer in June 2013, the original charters of two MR2 product tankers, have been terminated. Pursuant to the rehabilitation plan of the defaulted charterer, Navios Acquisition will be paid, partly in cash and partly in shares, for a loss claim that was accepted by competent court in December 2013. Navios Acquisition recognized a $4.6 million income in the consolidated statements of operations under “Other income” since the loss claim has been accepted by the court and the acceptance is irrevocable.

Other expense:    Other expense increased to a $0.5 million for the year ended December 31, 2013 compared to $0.2 million for the same period in 2012. The increase of $0.3 million was mainly attributable to miscellaneous expenses.

Period over Period Comparisons

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

The following table presents consolidated revenue and expense information for the years ended December 31, 2012 and 2011. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Revenue	$151,097	$121,925
Time charter and voyage expenses	(2,824)	(3,499)
Direct vessel expenses	(2,622)	(633)
Management fees (entirely through related party transactions)	(47,043)	(35,679)
General and administrative expenses	(3,853)	(4,241)
Loss on bond and debt extinguishment	—	(935)
Depreciation and amortization	(49,644)	(38,638)
Interest income	445	1,414
Interest expenses and finance cost, net	(49,432)	(43,165)
Other income	280	155
Other expense	(202)	(561)

Net loss	$(3,798)	$(3,857)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2012 and 2011 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year Ended December 31, 2012	Year Ended December 31, 2011
FLEET DATA
Available days(1)	5,786	4,053
Operating days(2)	5,751	4,004
Fleet utilization(3)	99.4%	98.8%
Vessels operating at period end	19	14
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$25,625	$29,218

(1)	Available days: for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

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

Time charter and voyage expenses:    Time charter expenses for the year ended December 31, 2012 decreased by $0.7 million to $2.8 million, as compared to $3.5 million for the year ended December 31, 2011. The decrease was attributable to a: (a) $0.4 million decrease in bunker costs; (b) $0.1 million decrease in port expenses; and (c) $0.6 million decrease in miscellaneous voyage expenses, partially offset by a $0.4 million increase in broker commission costs. Time charter expenses are expensed over the period of the time charter.

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

Loss on bond and debt extinguishment:    In connection with the cancellation of certain committed credit in June 2011, the deferred finance fees in the amount of $0.9 million were written-off in the Statement of Operations.

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

Other income:    Other income increased by $0.1 million to $0.3 million for the year ended December 31, 2012 compared to $0.2 million for the year ended December 31, 2011. The increase of $0.1 million was mainly attributable to miscellaneous income.

Other expense:    Other expense decreased to $0.2 million for the year ended December 31, 2012 compared to $0.6 million for the same period in 2011. The decrease of $0.4 million was due to a: (i) $0.3 million decrease in claims reserves; and (ii) $0.1 million decrease in miscellaneous expenses.

B.	Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs. Please also refer to “Item 3.D.Risk Factors -Risks Related to Our Indebtedness.”

2013

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

•

In addition, Navios Holdings and certain members of management of Navios Acquisition, Navios Holdings and Navios Partners purchased an aggregate of 17,702,491 shares of common stock in a private placement that was completed on February 26, 2013, raising $50.5 million of gross proceeds.

Total net proceeds, of the transactions in February 2013, net of agents’ costs of $4.0 million and offering costs of $0.5 million, amounted to $96.0 million.

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a placement of 16,438,356 common shares to Navios Holdings which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the transactions in May 2013, net of agents’ costs of $4.2 million and offering costs of $0.4 million, amounted to $115.4 million.

On September 16, 2013, Navios Acquisition completed the placement of a total of 25,974,026 shares of common stock, at a price of $3.85 per share, representing gross proceeds of $100.0 million and net proceeds of $96.1 million. The placement included a registered direct offering of 12,987,013 shares of common stock which raised $50.0 million of gross proceeds and a private placement of 12,987,013 shares of common stock to Navios Holdings which raised $50.0 million of gross proceeds.

Total net proceeds of the above transactions, net of agents’ costs of $3.5 million and offering costs of $0.4 million, amounted to $96.1 million.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $1.1 million, as of December 31, 2013, and it is reflected in general and administrative expenses on the income statement.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $1.1 million and $7.4 million, respectively, as of December 31, 2013 and is expected to be recognized over the weighted average period of 2.82 years.

2014

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full.

Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs $0.3 million, amounted to $54.2 million.

Navios Acquisition finances its capital requirements with cash flows from operations, equity contributions from stockholders, bank loans and the issuance of the 2021 Notes. The main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends.

Our contracts for the construction of our vessels are cancellable in various cases among which are, the shipbuilders’ inability to meet its obligations for delivery of the vessel until a set deadline and in accordance with its specifications, our inability to finance the purchase of the vessel, bankruptcy or other financial or liquidity problems of the shipbuilder and our inability to obtain requisite permits or approvals. (See D. Risk factors , Risk Factors Relating to Our Business: Delays in deliveries of our newbuild vessels, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.)

In February 2014, the Shinyo Splendor, the Nave Atropos, the Nave Rigel and the cash proceeds from the sale of the Shinyo Navigator, having a total fair value of $124.4 million were released from the collateral package securing the 8.125% First Priority Ship Mortgage Notes due 2021 and were substituted by the two VLCCs; the Nave Galactic and the Nave Quasar having a total fair value of $131.3 million as of December 31, 2013.

On February 6, 2014, Navios Acquisition entered into a loan agreement of $51.0 million (divided in two tranches of $25.5 million each). The facility bears interest at a margin of LIBOR plus 310 bps. Each tranche of the facility is repayable in 28 consecutive quarterly equal repayment installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment starts in May 2014. As of March 14, 2014 the amount of $51.0 million was fully drawn.

As of March 13, 2014, the remaining contractual installments for our tanker vessels to be delivered on various dates through June 2015, were $146.7 million, of which $20.4 million will be paid through cash on hand and $126.3 million will be financed through debt financing, out of which $49.5 million is already committed.

Cash flows for the year ended December 31, 2013 compared to the year ended December 31, 2012:

The following table presents cash flow information for the years ended December 31, 2013 and 2012. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net cash (used in)/ provided by operating activities	$(29,571)	$81,877
Net cash used in investing activities	(293,740)	(205,956)
Net cash provided by financing activities	363,300	125,625

Change in cash and cash equivalents	$39,989	$1,546

Cash (used in)/ provided by operating activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in operating activities decreased by $111.4 million to $29.6 million outflow for the year ended December 31, 2013 as compared to $81.9 million inflow for the same period in 2012. The increase is analyzed as follows:

The net loss for the year ended December 31, 2013 was $58.6 million compared to a $3.8 million loss for the year ended December 31, 2012. In determining net cash provided by operating activities for the years ended December 31, 2013, net loss was adjusted for the effect of depreciation and amortization of $63.9 million, $21.1 million loss on sale of vessel, $11.6 million for amortization and write-off of deferred finance fees and bond premium, $3.4 million non-cash settlement received, (See Note 20: Other Income), $3.1 million for the amortization of drydock and special survey costs and $1.1 million stock based compensation. For the period ended December 31, 2012, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $49.6 million, $2.8 million amortization and write-off of deferred financing cost, net and $2.6 million for the amortization of drydock and special survey costs.

Amounts due to related parties decreased by $77.5 million from $85.5 million at December 31, 2012 to $8.0 million at December 31, 2013. Excluding the effect of payment to related party for newbuilding costs of $22.9 million (see Note 16, Transactions with Related Parties) the decrease was a result of a $45.5 million decrease of payables relating to management fees and a $9.1 million decrease in payables relating to accrued administrative expenses and other items due to affiliated companies. Please refer to relevant discussion below, under “Related Parties Transactions.”

Payment for drydock and special survey cost incurred in the year ended December 31, 2013 was $0.2 million and related to the drydock and special survey costs incurred for certain vessels of the fleet. Payment for drydock and special survey cost incurred in the year ended December 31, 2012 was $2.9 million.

Accounts receivable increased by $3.3 million from $5.1 million for the year ended December 31, 2012, to $8.4 million for the year ended December 31, 2013 due to the increase receivables due from charterers.

Restricted cash from operating activities increased by $1.5 million for the year ended December 31, 2013 and related to the cash held in retention accounts for the payment of interest under our credit facilities.

Accounts payable increased by $0.3 million from $1.3 million for the year ended December 31, 2012 to $1.6 million for the year ended December 31, 2013. This increase was attributable to the increase in broker’s payable by $0.1 million and the increase of $0.1 million in legal and professional fees.

Prepaid expenses and other current assets increased by $1.9 million to $4.6 million for the year ended December 31, 2013 from $2.7 million for the year ended December 31, 2012. The increase by $1.9 million was due to short-term receivable of $3.4 million recognized pursuant to the rehabilitation process for the defaulted charterer which is included as non-cash item, partially mitigated by $1.6 million representing the amounts advanced to certain counterparties for working capital purposes as per the charters entered with them that were reclassified under caption “Other long term assets.”

Other long term assets increased by $4.6 million to $5.5 million for the year ended December 31, 2013 from $0.9 million for the year ended December 31, 2012. The increase is due to (a) $1.2 million long term receivable recognized pursuant to the rehabilitation process incurred above and (b) $3.9 million increase in the advances paid to certain counterparties for working capital purposes as per the charters entered with them mitigated by a decrease of $0.4 million in other long term receivables.

Accrued expenses decreased by $1.0 million to $12.0 million for the year ended December 31, 2013, from $13.0 million on December 31, 2012. The decrease was attributable to a $2.3 million decrease in accrued voyage expenses and a $0.1 million decrease in accrued interest partially mitigated by a $1.5 million increase in accrued professional fees and expenses.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $3.4 million to $7.1 million for the year ended December 31, 2013 from $3.7 million on December 31, 2012.

Long Term Liabilities decreased by $0.2 million to $0.0 million for the year ended December 31, 2013 from $0.2 million on December 31, 2012. Long term liabilities are related to the long term portion of the straight line effect of revenue of the vessels acquired in July 2011, which was written-off in 2013 pursuant to the charterer default.

Cash used in investing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash used in investing activities increased by $87.8 million to $293.7 million at December 31, 2013 from $206.0 million at December 31, 2012.

Net cash used in investing activities for the year ended December 31, 2013, resulted from: (a) $288.9 million paid for acquisitions of vessels; (b) $24.9 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through June 2015; (c) $4.8 million for investment in Navios Europe; and (d) $2.7 million from loan granted to Navios Europe. The $321.2 million was partially mitigated by a $10.1 million decrease in restricted cash and $17.4 million from net proceeds from the sale of a vessel.

Net cash used in investing activities for the year ended December 31, 2012, resulted from: (a) $83.3 million paid for the acquisition of vessels; and (b) $142.1 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014. The $225.4 million was partially offset by a $19.4 million decrease in restricted cash.

Cash provided by financing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash provided by financing activities decreased by $237.7 million to $363.3 million at December 31, 2013 from $125.6 million at December 31, 2012.

Net cash provided by financing activities for the year ended December 31, 2013 was $363.3 million. Net cash provided by financing activities resulted from a $155.6 million loan proceeds net of deferred finance fees,

$595.4 million proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs and $307.5 million from net proceeds from equity offering. This increase was partially offset by: (a) $505.0 million repayment of the 2017 Notes; (b) $22.9 million payment to related party; (c) a $12.3 million increase in restricted cash; (d) $100.2 million of loan repayments; (e) a $35.0 million repayment of a loan from a related party; and (f) dividends paid of $19.7 million.

Net cash provided by financing activities for the year ended December 31, 2012 was $125.6 million. Net cash provided by financing activities resulted from a $162.8 million loan proceeds net of deferred finance fees and $5.0 million proceeds from related party loan, net of deferred finance fees. This increase was partially offset by: (a) a $8.7 million increase in restricted cash; (b) $13.7 million for loan repayments; (c) a $10.0 million repayment of a loan from a related party; and (d) dividends paid of $9.8 million.

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

Amounts due to related parties increased by $41.9 million from $43.6 million at December 31, 2011 to $85.5 million at December 31, 2012, as a result of a: (a) $33.6 million increase in management fees, accrued administrative expenses and other payables due to affiliated companies; (b) $6.1 million non-cash increase in pre-building costs; and (c) $2.2 million increase in expenses incurred by the Manager in relation to drydock and special survey costs of one VLCC vessel and two LR1 product tanker vessels. Please see disclosures contained under “Item 7.B.Related Party Transactions.”

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

Accrued expenses decreased by $2.5 million to $13.0 million for the year ended December 31, 2012, from $15.5 million on December 31, 2011. The decrease was attributable to a $4.2 million decrease in accrued other expenses partially offset by a $1.5 million increase in accrued voyage expenses and a $0.2 million increase in accrued interest.

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

Net cash used in investing activities for the year ended December 31, 2012, resulted from: (a) $83.3 million paid for the acquisition of vessels; and (b) $142.1 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014. The $225.4 million was partially offset by a $19.4 million decrease in restricted cash.

Net cash used in investing activities for the year ended December 31, 2011, resulted from: (a) $140.7 million paid for the acquisition of vessels; (b) $78.5 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through October 2014; (c) $7.8 million paid for improvements in certain VLCC vessels; and (d) $10.4 million of intangible assets and liabilities associated with the acquisition of two MR2 vessels in July 2011. The $237.4 million was partially offset by a $3.8 million decrease in restricted cash.

Cash provided by financing activities for the year ended December 31, 2012 as compared to the year ended December 31, 2011:

Net cash provided by financing activities decreased by $15.9 million to $125.6 million at December 31, 2012 from $141.5 million at December 31, 2011.

Net cash provided by financing activities for the year ended December 31, 2012 was $125.6 million. Net cash provided by financing activities resulted from a $162.8 million loan proceeds net of deferred finance fees and $5.0 million proceeds from related party loan, net of deferred finance fees. This increase was partially offset by: (a) a $8.7 million increase in restricted cash; (b) $13.7 million for loan repayments; (c) a $10.0 million repayment of a loan from a related party; and (d) dividends paid of $9.8 million.

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

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

Expressed in thousands of U.S. dollars	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)	Year Ended December 31, 2011 (unaudited)
Net Cash from Operating Activities	$(29,571)	$81,877	$64,233
Net increase in operating assets	8,231	3,030	12,972
Net decrease/ (increase) in operating liabilities	60,080	(33,619)	(38,603)
Net interest cost	58,071	48,987	41,751
Amortization of deferred finance fees	(2,908)	(2,820)	(2,253)
Non- cash settlement received	3,446	—	—

Adjusted EBITDA(1)	$97,349	$97,455	$78,100

(1)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Net cash (used)/ provided by operating activities	$(29,571)	$81,877	$64,233
Net cash used in investing activities	$(293,740)	$(205,956)	$(225,777)
Net cash provided by financing activities	$363,300	$125,625	$141,484

Adjusted EBITDA in this document represents loss plus interest expense and finance cost plus depreciation and amortization and finance income, before stock based compensation of $1.1 million, loss on sale of vessel of $21.1 million and the write-off of unamortized deferred finance costs and bond premium of $8.7 million in connection with the bond and debt extinguishment.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA for the year ended December 31, 2013 decreased by $0.1 million to $97.3 million from $97.5 million in the year ended December 31, 2012. The decrease in Adjusted EBITDA was due to a: (i) $25.3 million increase in expenses relating to cash portion of loss on bond extinguishment; (ii) $24.3 million increase in management fees; (iii) $3.9 million increase in time charter expenses; (iv) $2.1 million increase in general and administrative expenses; and (v) $0.3 million increase in other expense. The above decrease was partially mitigated by a: (a) $51.3 million increase in revenue due to the acquisitions of the vessels described above and (b) $4.5 million increase in other income.

Adjusted EBITDA for the year ended December 31, 2012, increased by $20.3 million to $97.5 million, as compared to $77.2 million for the same period in 2011. The increase in Adjusted EBITDA was due to a: (a) $29.2 million increase in revenue due to the acquisitions of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012, the Nave Cassiopeia in August 2012, the Nave Cetus in October 2012 and the Nave Aquila in November 2012; (b) $0.9 million write-off of deferred financing costs incurred in 2011; (c) $0.3 million decrease in general and administrative expenses; (d) $0.5 million increase in other income/ (expense), net; and (e) $0.7 million decrease in time charter expenses. The above $31.6 million increase was partially offset by an $11.3 million increase in management fees.

Long-Term Debt Obligations and Credit Arrangements

In October 2010 and May 2011 the Company issued a total of $505.0 million in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). On November 13, 2013, Navios Acquisition completed the sale of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes”). The net proceeds from the sale of the 2021 Notes of $595.4 million were used to redeem any and all of Navios Acquisitions’ outstanding 2017 Notes and pay related transaction fees and expenses, any redemption premium, to fund the repayment of outstanding borrowing of $43.0 million under a term loan and for general corporate purposes. The effect of this transaction was the recognition of a $34.0 million loss in the consolidated statements of operations under “Loss on bond and debt extinguishment”, which comprises a $8.7 million loss relating to the write off of unamortized deferred finance costs and a $25.3 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

Senior Notes:

8 1/8% First Priority Ship Mortgages:    On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (together with the Company, the “2021 Co-Issuers”) issued $610.0 million in senior notes due on November 15, 2021 at a fixed rate of 8.125%.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several bases by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge, of the 2021 Notes, which are unregistered.

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the 2021 Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2013.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank:    Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, the facility was fully drawn and $137.3 million was outstanding.

BNP Paribas SA Bank and DVB Bank S.E.:    Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $74.3 million was outstanding and no amount remained to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.:    On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.45 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $0.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in two quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.45 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of December 31, 2013, the facility was fully drawn and $39.4 million was outstanding.

Cyprus Popular Bank Public Co Ltd:    In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. On September 7, 2012, the amount of the facility was reduced to $32.4 million. Drawings under the facility are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The facility bears interest at a rate of LIBOR plus 275 bps. Pursuant to an agreement dated December 31, 2012, the maturity of the facility was extended to match the delivery of the vessel. The facility was fully repaid in the second quarter of 2013 and no amount was available to be drawn.

Eurobank Ergasias S.A.:    On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million is drawn (divided into two tranches of $26.1 million and 25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $46.5 million was outstanding as of December 31, 2013.

Eurobank Ergasias S.A.:    On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $43.4 million was outstanding as of December 31, 2013.

ABN AMRO BANK N.V.:    On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $41.3 million was outstanding under this loan agreement ($20.7 million from each of the two tranches) and no further amounts were available to be drawn.

DVB Bank SE:    On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51.0 million, of which $44.4 million was drawn (divided into two tranches of $22.2 million each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.35 million each with a final balloon payment of $12.4 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan previously required compliance with certain financial covenants. The facility was fully repaid on November 12, 2013.

NORDDEUTSCHE LANDESBANK GIROZENTRALE:    On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $25.0 million was drawn and outstanding under this loan agreement and $3.2 million remained to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.:    On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $49.9 million was drawn and outstanding under this loan agreement and $6.3 million remained to be drawn.

The Navios Holdings Credit Facility:    Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and paid $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of December 31, 2013, there was no amounts outstanding amount under this facility and $40.0 million remained to be drawn.

Deutsche Bank Ag Filiale Deutschlandgeschäft:    On July 9, 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank Ag Filiale Deutschlandgeschäft of up to $48.5 million (divided in three tranches of up to $13.9 million, $13.9 million and $20.6 million each), to partially finance the acquisition of three product tankers. The two tranches of the facility are repayable in 19 quarterly installments of $0.35 million and $0.39 million, respectively, with a final balloon payment of $7.3 million and $6.6 million, respectively, to be repaid on the last repayment date. The third tranche of the facility is repayable in one installment of $0.08 million, 18 installments of $0.34 million, with a final balloon installment of $14.3 million, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, the facility was fully drawn and $47.7 million was outstanding.

HSH Nordbank AG:    On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.2 million each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.32 million with a final balloon payment of $11.3 million to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, the facility was fully drawn and $39.7 million was outstanding.

As of December 31, 2013, the total amount available to be drawn from all our facilities was $49.5 million.

HSH Nordbank AG:    On February 6, 2014, Navios Acquisition entered into a loan agreement of $51.0 million (divided in two tranches of $25.5 million each). The facility bears interest at a margin of LIBOR plus 310 bps. Each tranche of the facility is repayable in 28 consecutive quarterly equal repayment installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment starts in May 2014. As of March 14, 2014 the amount of $51.0 million was fully drawn.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel, including vessels under construction; (ii) net worth ranging from $50.0 million to $75.0 million up to January 2013 and up to $135.0 million thereafter; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of December 31, 2013, the Company was in compliance with its covenants.

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

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2013:

	Payments due by period
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1)	$34,714	$113,145	$155,762	$850,827	$1,154,448
Vessel deposits(2),(3)	258,540	44,310	—	—	302,850

Total contractual obligations	$293,254	$157,455	$155,762	$850,827	$1,457,298

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 9 for the Investment in Navios Europe and respective ownership interests.

As of December 31, 2013, the amount undrawn from the revolving facility was $18.5 million, of which Navios Acquisition is committed to fund $8.8 million.

1.	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum or the $610.0 million Notes which have a fixed rate of 8.125%.

2.	Future remaining contractual installments for the Navios Acquisition tanker vessels to be delivered on various dates through June 2015.

3.	As of March 13, 2014, the remaining contractual installments for our tanker vessels to be delivered on various dates through June 2015, were $146.7 million, of which $20.4 million will be paid through cash on hand and $126.3 million will be financed through debt financing, out of which $49.5 million is already committed. (See B. Liquidity and Capital Resources and Uses).

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

Fair Value of Vessels:    As of December 31, 2013, Navios Acquisition owned and operated a fleet of 33 vessels, with an aggregate carrying value of $1,394.3 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2013, the carrying value of 19 of Navios Acquisition’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $104.2 million in aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2013, follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2013(1)
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$44.2	$37.7	*
Nave Ariadne	7/2/2010	$44.1	$37.6	*
Nave Cosmos	7/27/2010	$31.8	$28.1	*
Shinyo Kannika	9/10/2010	$81.3	$65.3	*
Shinyo Kieran	6/8/2011	$139.7	$125.5	*
Shinyo Ocean	9/10/2010	$81.7	$64.9	*
Shinyo Splendor	9/10/2010	$45.0	$30.7	*
C. Dream	9/10/2010	$62.2	$52.3	*
Shinyo Saowalak	9/10/2010	$137.6	$119.1	*
Nave Polaris	1/27/2011	$31.8	$28.3	*
Buddy	7/12/2011	$37.3	$33.7	*
Bull	7/18/2011	$37.3	$33.7	*
Nave Andromeda	11/14/2011	$44.3	$40.9	*
Nave Estella	1/20/2012	$44.6	$41.5	*
Nave Atria	7/31/2012	$37.6	$35.7
Nave Cassiopeia	8/31/2012	$43.8	$41.8	*
Nave Cetus	10/31/2012	$44.0	$42.2	*
Nave Aquila	11/9/2012	$37.8	$36.2	*
Nave Bellatrix	1/24/2013	$38.0	$36.7
Nave Orion	3/22/2013	$38.1	$37.0
Nave Rigel	2/13/2013	$47.9	$46.4	*
Nave Atropos	4/24/2013	$48.2	$47.0	*
Nave Titan	6/10/2013	$37.1	$36.4
|Nave Capella	7/9/2013	$37.2	$36.5
Nave Alderamin	9/3/2013	$37.3	$36.9
Nave Universe	7/22/2013	$34.2	$33.7
Nave Constellation	9/5/2013	$34.3	$33.9
Nave Equinox	6/26/2013	$23.5	$22.9
Nave Pulsar	7/9/2013	$23.6	$23.1
Bougainville	9/30/2013	$35.6	$35.2
Nave Dorado	9/24/2013	$16.8	$16.6
Nave Lucida	10/23/2013	$16.8	$16.7
Nave Celeste	8/12/2013	$35.9	$40.3

		$1,530.6	$1,394.5

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2013, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the company’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $2.7 million for the year ended December 31, 2013 (approximately $0.02 per share).

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

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included the volatility in the charter market and related impact that the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

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

In connection with its annual impairment testing on its vessels as of December 31, 2013, the Company performs sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flow for unfixed days, ranging from 28% to 86% (depending on the vessel).

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make vessel ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	49	Chairman, Chief Executive Officer and Director
Ted C. Petrone	58	President and Director
Nikolaos Veraros, CFA	43	Director
John Koilalous	83	Director
Leonidas Korres	38	Chief Financial Officer
Brigitte Noury	67	Director
Anna Kalathakis	44	Director, Senior Vice President — Legal Risk Management
George Galatis	51	Director
Vasiliki Papaefthymiou	45	Secretary

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Maritime Holdings Inc. (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. From September 2012 to June 2013, Ms. Frangou served as a Board member of Eurobank Ergasias S.A. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

Ted C. Petrone has been our President and a member of our Board of Directors since March 2008. He has also been a director of Navios Holdings since May 2007, and has served as President of Navios Corporation since in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 36 years, 33 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros, CFA, has been a member of our Board of Directors since June 2008. Mr. Veraros has over 15 years of experience in shipping finance and currently serves as a financial consultant to various shipping companies. He has also worked as a senior equity analyst for National Securities, S.A., a subsidiary of National Bank of Greece. He is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. Mr. Veraros received his bachelor of science degree in business administration from the Athens University of Economics and Business, from which he graduated as valedictorian, and his master of business administration degree in finance and accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester. Mr. Veraros is also the Chairman of our Audit Committee and is an independent director.

John Koilalous has been a member of our Board of Directors since June 2008. Mr. Koilalous began his career in the shipping industry in the City of London in 1949, having worked for various firms both in London and Piraeus. He entered the adjusting profession in 1969, having worked for Francis and Arnold, a maritime insurance adjusting firm, for 18 years and then with Pegasus Adjusting Services Ltd., of which he was the founder and, until his retirement at the end of 2008, the Managing Director. He still remains active in an advisory capacity on matters of marine insurance claims. Mr. Koilalous is also a member of our Audit Committee and is an independent director.

Leonidas Korres has been our Chief Financial Officer since April 2010, and previously our Senior Vice President for Business Development from January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a senior financial advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a non-profit company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for operating the Olympic venues. Mr. Korres earned his bachelor’s degree in economics from the Athens University of Economics and Business and his master’s degree in finance from the University of London.

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

Anna Kalathakis has been a member of our Board of Directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Chief Legal Risk Officer from November 2012, and Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings, etc.). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar in Greece, in 2003. She received a bachelor’s degree International Relations from Georgetown University and holds a master of business administration degree from European University in Brussels and a juris doctor degree from Tulane Law School.

George Galatis has served as a member of our Board of Directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project Development since 1999. Mr Galatis also served as a technical manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis served as an engineer, technical manager and product manager at various shipping companies in the United States and the U.K. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in mechanical engineering and master’s degree in robotics from the University of Newcastle upon Tyne. Mr. Galatis is also a member of our Nominating Committee and is an independent director.

Vasiliki Papaefthymiou has been our Secretary since our inception. Ms. Papaefthymiou has also served as Executive Vice President — Legal and a member of Navios Holdings’ Board of Directors since August 25, 2005, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

B.	Compensation

Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our board of directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

For the year ended December 31, 2013, aggregate annual compensation paid to our current non-management executive directors was $0.2 million; and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

For the year ended December 31, 2012, aggregate annual compensation paid to our current non-management executive directors was $0.2 million; and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C.	Board Practices

Board Classes

Our board of directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous, George Galatis and Brigitte Noury, will expire at our 2015 annual meeting of stockholders, as their term was renewed for three years at our 2013 annual meeting. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2016 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2014 annual meeting.

Director Independence

Our board of directors has determined that Messrs. Veraros, Koilalous, Galatis and Ms. Noury are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

Board committees

Our board of directors has an audit committee, a nominating committee and a compensation committee. Our board of directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers.

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

Compensation committee

The board of directors has established a compensation committee of three independent directors, Messrs. Nikolaos Veraros, who serves as Chairman, George Galatis and John Koilalous. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.

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

Please see “Item 7.-Major Stockholders and Related Party Transactions.”

Facilities

We do not own any real estate or other physical property. We have offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

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

Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7.-Major Stockholders and Related Party Transactions.”

E.	Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 151,664,942 shares of common stock outstanding as of March 14, 2014, of our common stock held by Navios Holdings, each of our officers and directors and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	65,301,220	(2)	43.1%
Angeliki Frangou(3)	3,402,628		2.2%
All of our officers and directors as a group(3)	4,135,801		2.7%

No other director or executive officer owns greater than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Ted C. Petrone (our president), Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.

(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 151,664,942 shares of common stock outstanding as of March 14, 2014 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of March 14, 2014 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	65,301,220	43.1%
A. Lawrence Caroll Trust(2)	11,000,000	7.3%

(1)	The business address of the reporting person is offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D/A filed with the SEC on March 14, 2014.

(2)	The business address of the reporting person is 415 L’Ambiance Drive, 804 Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A with the SEC on February 10, 2014.

B.	Related Party Transactions

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

On September 7, 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps. Pursuant to an agreement dated November 8, 2011, the Navios Holdings credit facility was extended from April 2012 to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of December 31, 2011, the outstanding amount under this facility was $40.0 million and interest accrued under this facility was $0.1 million and was included under amounts due to related parties. As of December 31, 2012, the outstanding amount under this facility was $35.0 million and accrued interest under this facility was below $0.1 million and was included under amounts due to related parties. As of December 31, 2013, there was no amounts outstanding amount under this facility and $40.0 million remained to be drawn.

For the years ended December 31, 2013, 2012 and 2011, interest expense in relation to this facility amounted to $0.2 million, $1.2 million and $0.7 million, respectively, and was included under interest expense and finance cost, net in the statement of operations. Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition. Dividends paid to the Series C Convertible Preferred Stock were $1.5 million for each of the years ended December 31, 2013 and 2012.

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

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a placement of 16,438,356 common shares to Navios Holdings which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the transactions in May 2013, net of agents’ costs of $4.2 million and offering costs of $0.4 million, amounted to $115.4 million.

On September 16, 2013, Navios Acquisition completed the placement of a total of 25,974,026 shares of common stock, at a price of $3.85 per share, representing gross proceeds of $100.0 million and net proceeds of $96.1 million. The placement included a registered direct offering of 12,987,013 shares of common stock which raised $50.0 million of gross proceeds and a private placement of 12,987,013 shares of common stock to Navios Holdings which raised $50.0 million of gross proceeds.

Total net proceeds of the above transactions, net of agents’ costs of $3.5 million and offering costs of $0.4 million, amounted to $96.1 million.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $1.1 million, as of December 31, 2013, and it is reflected in general and administrative expenses on the income statement.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $1.1 million and $7.4 million, respectively, as of December 31, 2013 and is expected to be recognized over the weighted average period of 2.82 years.

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

The initial term of the Management Agreement will expire May 28, 2015. Pursuant to the terms of the Management Agreement, we will pay the Manager a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years of the term of that agreement, with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This fixed daily fee will cover all of our vessel operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the Management Agreement, we expect that we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the years ended December 31, 2013, 2012 and 2011 amounted to $71.4 million, $47.0 million and $35.7 million, respectively.

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

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents. For the years ended December 31, 2013, 2012 and 2011, the administrative services rendered by the Manager amounted to $3.5 million, $2.1 million and $1.5 million, respectively.

Navios Europe

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 9 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2013, Navios Acquisition’s portion of the outstanding amount relating to portion of the investment in Navios Europe (47.5% of the $10.0 million) is $4.8 million, under caption “Investment in affiliates” and the outstanding amount relating to the Navios revolving loans capital is $2.7 million, under caption “Loan receivable from affiliates.” As of December 31, 2013, the amount undrawn from the revolving facility was $18.5 million, of which Navios Acquisition is committed to fund $8.8 million.

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

In connection with the private placements of 16,438,356 shares and of 12,987,013 shares, that were completed on May 21, 2013 and on September 16, 2013, respectively, we have granted registration rights to Navios Holdings.

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

On November 9, 2012, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2.4 million was paid on January 4, 2013 out of which $2.0 million was paid to the stockholders of record as of December 19, 2012 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On February 7, 2013, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2012 of $0.05 per common share payable on April 4, 2013 to stockholders of record as of March 19, 2013. A dividend in the aggregate amount of $4.2 million was paid April 4, 2013 out of which $3.8 million was paid to the stockholders of record as of March 19, 2013 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On April 30, 2013, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $5.8 million was paid July 3, 2013 out of which $5.4 million was paid to the stockholders of record as of June 19, 2013 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On August 14, 2013, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7.1 million was paid on October 2, 2013 out of which $6.7 million was paid to the stockholders of record as of September 18, 2013 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On November 8, 2013, the Board of Directors declared a quarterly cash dividend for the third quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7.2 million was paid on January 7, 2014 out of which $6.8 million was paid to the stockholders of record as of December 19, 2013 including holders of Restricted Stock and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

As of December 31, 2013, Navios Acquisition paid a dividend of $0.2 million to the holders of the 540 shares of Series B and Series D preferred stock.

On February 7, 2014, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2013 of $0.05 per share of common stock. The dividend is payable on April 8, 2014 to stockholders of record as of March 19, 2014.

B.	Significant Changes

Not Applicable.

Item 9.	Listing Details

Our shares of common stock are traded on the New York Stock Exchange under the symbol “NNA.”

On June 25, 2013, Navios Acquisition’s publicly traded warrants (exercisable for one share of common stock at an exercisable price of $7.00 per share) expired and were no longer exercisable. As Navios Acquisition’s publicly traded units contained a warrant, the units no longer existed upon the expiration of the warrants and any holders of the units continued to hold only the shares of common stock. Trading in the warrants and units on the NYSE was suspended after the close of business on June 19, 2013.

The following table sets forth the high and low closing sales prices of Navios Acquisition’s common stock on the New York Stock Exchange.

	Price Range Common Stock
	High	Low
Year Ended:
December 31, 2013	$4.50	$2.45
December 31, 2012	$3.66	$2.11
December 31, 2011	$4.55	$2.51
December 31, 2010	$9.95	$3.84
December 31, 2009	$9.90	$8.57

Quarter Ended:
December 31, 2013	$4.50	$3.66
September 30, 2013	$4.16	$3.68
June 30, 2013	$3.96	$3.10
March 31, 2013	$3.45	$2.45
December 31, 2012	$3.05	$2.11
September 30, 2012	$3.08	$2.30
June 30, 2012	$3.31	$2.26
March 31, 2012	$3.66	$2.68

Month Ended:
March 31, 2014 (through March 13, 2014)	$4.07	$3.75
February 28, 2014	$4.15	$3.74
January 31, 2014	$4.85	$4.29
December 31, 2013	$4.50	$3.84
November 30, 2013	$4.14	$3.66
October 31, 2013	$3.99	$3.75
September 30, 2013	$4.16	$3.71

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

•

Sixth Supplemental Indenture dated June 20, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Sixth Supplemental Indenture as guarantors to the Indenture.

•

Seventh Supplemental Indenture dated August 12, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Sixth Supplemental Indenture as guarantors to the Indenture.

•

Eighth Supplemental Indenture dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make certain other changes.

•

Indenture, dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

•

First Supplemental Agreement, dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52.0 million term loan facility, which amends certain terms of the Facility Agreement, including providing for additional definitions relating to new charters, amending provisions relating to prepayments upon termination of charters within a certain period of time and associated adjustments to the repayment installments and providing for mandatory prepayment of a minimal amount, and an associated adjustment to a future installment payment, in the event the initial charter period is not extended by July 2012.

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

•

Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Navios Acquisition and NORDDEUTSCHE LANDESBANK GIROZENTRALE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Navios Acquisition, DVB Bank SE and Emporiki Bank of Greece S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

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

•

Facility Agreement for $48.5 million term loan facility, dated July 9, 2013, between Navios Acquisition (through Iraklia Shipping Corporation, Samothrace Shipping Corporation and Thasos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $40.3 million term loan facility, dated August 20, 2013, between Navios Acquisition (through Donoussa Shipping Corporation and Schinousa Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Facility Agreement for $51.0 million term loan facility, dated February 6, 2014, between Navios Acquisition (through Tinos Shipping Corporation and Thera Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•

Loan Agreement between Navios Europe Inc., Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million entered into for the purpose of partly financing the acquisition cost of ten vessels by the term facility and for providing additional working capital to Navios Europe pursuant to the Master Agreement, dated December 13, 2013, between Navios Europe and HSH Nordbank AG.

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

•

Securities Purchase Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 16,438,356 shares of common stock of Navios Acquisition for $3.65 per share in a private placement that was completed on May 21, 2013.

•

Registration Rights Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•

Securities Purchase Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 12,897,013 shares of common stock of Navios Acquisition for $3.85 per share in a private placement that was completed on September 16, 2013.

•

Registration Rights Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

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

Other Jurisdictions

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

Currently, Navios Holdings (a Marshall Islands corporation) owns approximately 43.1% of our common stock. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we anticipate that we will not be subject to the 5% Override Rule. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that we will not be subject to the 5% Override Rule in the future.

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 39.6%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2013, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because the common stock of Navios Acquisition is traded on the NYSE, dividends paid during 2014 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate.

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

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a share of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such stock. The U.S. Holder’s initial tax basis in a share of our common stock generally will be the U.S. Holder’s purchase price for the share and that tax basis will be reduced (but not below zero) by the amount of any distributions on our common stock that are treated as non-taxable returns of capital (as discussed under “— Distributions” above). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

As described above, long-term capital gains of non-corporate U.S. Holders are subject to the current favorable tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2013, 2012 and 2011 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not believe that we will be a PFIC for 2014 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011, 2012 and 2013 taxable years and we do not believe that we will be treated as a PFIC for 2014 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, starting in 2013, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “ Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election .” Additionally, to the extent that any of our subsidiaries is a PFIC, a “mark-to-market” election with respect to our common stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary.

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for 2011, 2012 or 2013 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2013, the value of U.S. dollar decreased by approximately 4.0% as compared to the Euro.

Interest Rate Risk

As of December 31, 2013, Navios Acquisition had a total of $1,154.4 million in short term and long-term indebtness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S.$ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2013, 2012 and 2011 we paid interest on our outstanding debt at a weighted average interest rate of 2.96%, 3.25% and 3.16%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2013, 2012 and 2011 by $5.4 million, $4.9 million and $3.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2011, we had three charter counterparties, the most significant of which were DOSCO, KG, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. and which counterparties accounted for approximately 43.9%, 11.5% and 11.3%, respectively, of our total revenue. For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were Dalian Ocean Shipping

Co., and STX Panocean Co LTD, which accounted for 43.3% and 10.7%, respectively. For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and Navig8 Chemicals Shipping and Trading Co, which accounted for 32% and 22.4%, respectively.

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2013.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992). Based on its assessment, management concluded that, as of December 31, 2013, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for the fiscal years 2013 and 2012 were PricewaterhouseCoopers S.A. The audit fees for the audit for the years ended December 31, 2013 and 2012 were $0.6 million and $0.2 million respectively.

Audit-Related Fees

There were no audit-related fees billed in 2013 and 2012.

Tax Fees

There were no tax fees billed in 2013 and 2012.

Other Fees

There were no other fees billed in 2013 and 2012.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2013 and 2012.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases	of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change	in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, we have voluntarily adopted all of the New York Stock Exchange required practices.

Item 16H.	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

See index to Financial Statements on page F-1.

Item 19.	Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Indenture dated October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on October 26, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.8	First Supplemental Indenture dated November 9, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on December 22, 2010, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.10	Second Supplemental Indenture dated May 20, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.11	Third Supplemental Indenture dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.12	Fourth Supplemental Indenture dated July 1, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 22, 2011, and hereby incorporated by reference.)

2.13	Fifth Supplemental Indenture dated December 15, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

2.14	Sixth Supplemental Indenture dated June 20, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 7, 2013, and hereby incorporated by reference.)

Exhibit No.	Description

2.15	Seventh Supplemental Indenture dated August 12, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 15, 2013, and hereby incorporated by reference.)

2.16	Eighth Supplemental Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.17	Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.1	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.)

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amendment to Buyback Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.4	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Form of Revolving Credit Facility with Cyprus Popular Bank Co Ltd (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

Exhibit No.	Description

4.13	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010 Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.15	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.16	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.19	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.)

4.20	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

4.21	Facility Agreement for $51 million term loan facility, dated December 7, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.)

4.22	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.23	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.24	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.25	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 7, 2013, and hereby incorporated by reference.)

4.26	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 27, 2013, and hereby incorporated by reference.)

4.27	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.28	Loan Agreement between Navios Europe Inc., Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.29	Amendment to the Management Agreement dated May 4, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.)

Exhibit No.	Description

4.30	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.31	Form of Co-Investment Share Purchase Agreement (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.32	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.33	Securities Purchase Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.34	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.35	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.36	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+

15.1	Consent of PricewaterhouseCoopers S.A.*

*	Filed herewith.

+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 14, 2014

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” appearing in Item 15(b) of the Company’s 2013 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 14, 2014

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	3	$82,835	$42,846
Restricted cash	3	24,962	21,163
Accounts receivable, net	4	8,441	5,103
Prepaid expenses and other current assets	20	4,563	2,683

Total current assets		120,801	71,795

Vessels, net	5	1,353,131	940,738
Deposits for vessels acquisitions	5	100,112	276,142
Deferred finance costs, net	6	23,246	20,727
Goodwill	8	1,579	1,579
Intangible assets-other than goodwill	7	40,171	51,233
Other long-term assets	20	5,533	897
Deferred dry dock and special survey costs, net		4,678	7,533
Investment in affiliates	9,16	4,750	—
Loan receivable from affiliates	9,16	2,660	—

Total non-current assets		1,535,860	1,298,849

Total assets		$1,656,661	$1,370,644

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	10	$1,577	$1,277
Dividend payable	11	7,220	2,410
Accrued expenses	12	11,985	12,951
Due to related parties, short term	16	2,848	27,815
Deferred revenue		7,056	3,651
Current portion of long-term debt	13	34,714	19,724

Total current liabilities		65,400	67,828

Long-term debt, net of current portion and premium	13	1,119,734	974,362
Loans due to related party	16	—	35,000
Due to related parties, long term	16	5,144	57,701
Other long-term liabilities		—	204
Unfavorable lease terms	7	3,561	4,245

Total non-current liabilities		1,128,439	1,071,512

Total liabilities		$1,193,839	$1,139,340

Commitments and contingencies	17	—	—
Series D Convertible Preferred stock 1,200 and 600 shares issued and outstanding with $12,000 and $6,000 redemption amount as of December 31, 2013 and December 31, 2012	18	12,000	6,000

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of December 31, 2013 and December 31, 2012	18	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 136,714,942 and 40,517,413 issued and outstanding as of each of December 31, 2013 and December 31, 2012	18	13	4
Additional paid-in capital	18	530,203	246,102
Accumulated Deficit		(79,394)	(20,802)

Total stockholders’ equity		450,822	225,304

Total liabilities and stockholders’ equity		$1,656,661	$1,370,644

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenue		$202,397	$151,097	$121,925
Time charter and voyage expenses		(6,762)	(2,824)	(3,499)
Direct vessel expenses		(3,096)	(2,622)	(633)
Management fees (entirely through related party transactions)	16	(71,392)	(47,043)	(35,679)
General and administrative expenses	16,18	(7,017)	(3,853)	(4,241)
Depreciation and amortization	5,7	(63,880)	(49,644)	(38,638)
Loss on bond and debt extinguishment	13	(33,973)	—	(935)
Interest income		315	445	1,414
Interest expenses and finance cost, net	13	(58,386)	(49,432)	(43,165)
Loss on sale of vessel	5	(21,098)	—	—
Other income	20	4,787	280	155
Other expense		(487)	(202)	(561)

Net loss		$(58,592)	$(3,798)	$(3,857)

Dividend declared on preferred shares Series B		(108)	(108)	(108)
Dividend declared on Series D preferred shares		(91)	—	—
Dividend declared on restricted shares		(105)	—	—
Undistributed loss attributable to Series C participating preferred shares		3,206	622	587
Net loss attributable to common stockholders	21	$(55,690)	$(3,284)	$(3,378)

Net loss per share, basic	21	$(0.57)	$(0.08)	$(0.08)

Weighted average number of shares, basic		98,085,189	40,517,413	41,409,433

Net loss per share, diluted	21	$(0.57)	$(0.08)	$(0.08)

Weighted average number of shares, diluted		98,085,189	40,517,413	41,409,433

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Operating Activities
Net loss		$(58,592)	$(3,798)	$(3,857)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation and amortization	5,7	63,880	49,644	38,638
Amortization and write-off of deferred finance fees and bond premium	6	11,615	2,820	3,188
Amortization of dry dock and special survey costs		3,096	2,622	633
Stock based compensation	18	1,089	—	—
Loss on sale of vessel		21,098	—	—
Non- cash settlement received	20	(3,446)	—	—
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		1,523	(2,194)	(1,369)
(Increase)/ decrease in accounts receivable		(3,338)	1,375	(1,999)
(Increase)/ decrease in restricted cash		(1,538)	320	(451)
(Increase)/ decrease in other long term assets		(4,636)	413	(1,310)
Increase/(decrease) in accounts payable		300	256	(2,433)
(Decrease)/increase in accrued expenses		(966)	(2,541)	6,273
Payments for dry dock and special survey costs		(242)	(2,944)	(7,843)
(Decrease)/increase in due to related parties		(62,615)	35,780	33,797
Increase in deferred revenue		3,405	400	486
(Decrease)/increase in other long term liabilities		(204)	(276)	480

Net cash (used in)/ provided by operating activities		$(29,571)	$81,877	$64,233

Investing Activities
Acquisition of vessels	5	(288,906)	(83,253)	(140,704)
Deposits for vessel acquisitions	5	(24,907)	(142,119)	(78,495)
Net proceeds from sale of vessel		17,407	—	—
Investment in affiliate		(4,750)	—	—
Loan receivable from affiliate		(2,660)	—	—
Decrease in restricted cash		10,076	19,416	3,769
Acquisition of intangible assets other than goodwill		—	—	(10,347)

Net cash used in investing activities		$(293,740)	$(205,956)	$(225,777)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	6,13	155,550	162,813	252,075
Loan proceeds from related party, net of deferred finance cost		—	5,000	33,209
Loan repayment to related party		(35,000)	(10,000)	(6,000)
Loan repayments	13	(100,216)	(13,744)	(126,277)
Repayment of Senior Notes	13	(505,000)	—	—
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	13	595,420	—	—
Dividend paid		(19,711)	(9,759)	(9,790)
Increase in restricted cash		(12,337)	(8,685)	(1,733)
Payment to related party	16	(22,948)	—	—
Net proceeds from equity offerings	18	307,542	—	—

Net cash provided by financing activities		$363,300	$125,625	$141,484

Net increase/(decrease) in cash and cash equivalents		39,989	1,546	(20,060)
Cash and cash equivalents, beginning of year		42,846	41,300	61,360

Cash and cash equivalents, end of year		$82,835	$42,846	$41,300

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$54,726	$47,102	$40,672
Non — cash investing activities
Capitalized financing costs		$472	$879	$766
Release from escrow		$—	$—	$1,232

Non-cash financing activities
Dividends payable		$7,220	$2,410	$2,421
Acquisition of vessels		$(7,198)	$(4,313)	$(2,488)
Deposits for vessel acquisition		$(841)	$(1,848)	$(1,210)
Due to related party		$8,039	$6,161	$3,698
Issuance of Series D Convertible Preferred Stock issued for vessel acquisitions		$6,000	$6,000	$—
Issuance of restricted stock		$1,089	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Note	Number of Preferred Shares	Amount	Number of Common Units/ Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity

Balance, December 31, 2010		3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728

Common stock exchanged for 1,000 Series C Preferred Shares	18	1,000	—	(7,676,000)	(1)	1	—	—
Shares reimbursed from escrow in settlement of claim		—	—	(217,159)	—	(1,232)	—	(1,232)
Dividend declared/paid		—	—	—	—	(9,790)	—	(9,790)
Net loss		—	—	—	—	—	(3,857)	(3,857)

Balance, December 31, 2011		4,540	$—	40,517,413	$4	$255,849	$(17,004)	$238,849

Dividends paid/declared		—	—	—	—	(9,747)	—	(9,747)
Net loss		—	—	—	—	—	(3,798)	(3,798)

Balance, December 31, 2012		4,540	$—	40,517,413	$4	$246,102	$(20,802)	$225,304

Issuance of common shares	18		—	94,097,529	9	307,533	—	307,542
Issuance of restricted shares	18			2,100,000	—	1,089	—	1,089
Dividend paid/declared	11				—	(24,521)	—	(24,521)
Net loss							(58,592)	(58,592)

Balance, December 31, 2013		4,540	$—	136,714,942	$13	$530,203	$(79,394)	$450,822

See notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1:    DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”) a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”) from its head offices in Monte Carlo, Monaco.

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of December 31, 2013, Navios Holdings had 47.8% of the voting power and 50.5% of the economic interest in Navios Acquisition.

As of December 31, 2013, Navios Acquisition had outstanding: 136,714,942 shares of common stock, 4,540 shares of preferred stock, from which 1,000 shares of Series C Convertible Preferred Stock are issued to Navios Holdings and 1,200 shares of convertible preferred stock.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

On June 25, 2013, Navios Acquisition’s publicly traded warrants (exercisable for one share of common stock at an exercisable price of $7.00 per share) expired and were no longer exercisable. As Navios Acquisition’s publicly traded units contained a warrant, the units no longer existed upon the expiration of the warrants and any holders of the units continued to hold only the shares of common stock. Trading in the warrants and units on the NYSE was suspended after the close of business on June 19, 2013.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Equity method investments

Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its investments with equity method, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2013, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	Statement of operations
			2013	2012	2011
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/7 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/28 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/7 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/5 - 12/31
Psara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/5 - 12/31
Antipsara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/5 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	3/19 -12/31	—	—
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	3/19 - 12/31	—	—
Limnos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 - 12/31	—	—
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 - 12/31	—	—
Alonnisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 - 12/31	—	—
Makronisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	3/19 - 12/31	—	—
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/20 - 12/31	—	—
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	5/25 - 12/31	—	—
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	5/25 - 12/31	—	—
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	6/28 - 12/31	—	—
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	6/28 - 12/31	—	—
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	6/4/ - 12/31	—	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	7/3 - 12/31	—	—
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	11/8 - 12/31	—	—
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	11/8 - 12/31	—	—
Zakytnthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	11/8 - 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

(e) Use of estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Cash and Cash equivalents:    Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(g) Restricted Cash:    As of December 31, 2013 in restricted cash there is an amount of $17,407 being cash collateral to the Senior Notes 2021. Also in restricted cash is an amount of $7,555 for 2013 and $11,088 for 2012 held in retention account in order to service debt, interest payments and pledged cash, as required by certain of Navios Acquisition’s credit facilities. Restricted cash consists of cash totaling $0 and $10,075 as of December 31, 2013 and 2012, respectively, restricted to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program.

(h) Accounts Receivable, net:    The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(i) Other long term assets:    The amount shown as other long term assets reflects the advances of $3,897 to certain unrelated counterparties for working capital purposes as per charters entered with them and the fair value of the cash amount to be received in connection with the rehabilitation process for a defaulted charterer of $1,177. (See Note 20, Other Income).

(j) Vessels, net:    Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the company’s vessels, the estimated scrape value per LWT was increased to $360 per LWT. This change reduced depreciation expense by $2,677 for the year ended December 31, 2013 (approximately $0.02 per share).

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(k) Deposits for vessels acquisitions:    This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest included in deposits for the acquisition of vessels amounted to $6,149, $14,240 $11,450 as of December 31, 2013, 2012 and 2011, respectively.

(l) Impairment of long-lived assets:    Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel if applicable) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2013, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

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

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make the vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and related intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

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

(m) Deferred Financing Costs:    Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred financing cost and write-offs for each of the years ended December 31, 2013, 2012 and 2011 were $11,615, $2,820 and $3,188, respectively.

(n) Goodwill:    Goodwill acquired in a business combination is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if the carrying amount exceeds the estimated implied fair value.

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

(o) Intangibles other than goodwill:    Navios Acquisition’s intangible assets and liabilities consist of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Acquisition’s financial position and results of operations.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. If a vessel purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets as described in paragraph (j) above. As of December 31, 2013 and 2012, there was no impairment of intangible assets.

(p) Preferred shares Series D:    Navios Acquisition issues shares of its authorized Series D Preferred Stock (nominal and fair value $12,000) to a shipyard, in partial settlement of the purchase price of its newbuild vessels. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of the vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value of the series D Preferred Stock, was determined using a combination of Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

(q) Deferred Drydock and Special Survey Costs:    Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2013, 2012 and 2011, the amortization expense was $3,096, $2,622 and $633, respectively. Accumulated amortization as of December 31, 2013 and 2012 amounted to$ 6,351 and $3,255, respectively.

(r) Foreign currency translation:    Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations.

(s) Provisions:    Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010, and included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel.

(t) Segment Reporting: Navios Acquisition reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

(u) Revenue and Expense Recognition:

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2013, December 31, 2012 and December 31, 2011 amounted to $4,360, $2,014 and $1,501, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Management fees:    Pursuant to a Management Agreement dated May 28, 2010, the Manager provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel, and $10.0 per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining one year of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $300 per vessel, for chemical tanker, MR2 and LR1 product tankers, and will be reimbursed at cost for VLCC vessels. Commencing as of March 30, 2012, Navios Acquisition can, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Prepaid Expense and Other Current Assets:    Prepaid expenses relate primarily to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period. Other current assets include the fair value of the non-cash settlement of $3,446 recognised pursuant to the rehabilitation process for a defaulted charterer. (See Note 20: Other Income).

(v) Financial Instruments:    Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and Navig8 Inc, which accounted for 32.0% and 22.4%, respectively. For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were Dalian Ocean Shipping Co., and STX Panocean Co LTD, which accounted for 43.3% and 10.7%, respectively. For the year ended December 31, 2011, Navios Acquisition’s customers representing 10% or more of total revenue were, Dalian Ocean Shipping Co., Blue light Chartering Inc and Jacob Tank Chartering GMBH &CO. KG., which accounted for 43.9%, 11.5% and 11.3%, respectively. No other customers accounted for 10% or more of total revenue for any of the years presented.

Foreign exchange risk:    Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

(w) (Loss)/ Earnings per Share:    Basic (loss)/ earnings per share is computed by dividing net (loss)/income attributable to Navios Acquisition’s common shareholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and preferred shares and the stock options) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the diluted earnings/ (loss) per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Net loss for the year ended December 31, 2013, 2012 and 2011 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock. Net Loss for the year ended December 31, 2013 was also adjusted for the dividends on Series D Preferred Shares and for the dividend declared on Restricted Common Stock.

(x) Dividends:    Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(y) Stock-based Compensation:    In October 2013, Navios Acquisition authorized the issuance of shares of restricted common stock and stock options for its directors. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock options described above amounted to $1,089, as of December 31, 2013, and it is reflected in general and administrative expenses on the statement of operations.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $1,053 and $7,425, respectively, as of December 31, 2013 and is expected to be recognized over the weighted average period of 2.82 years.

NOTE 3:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2013	December 31, 2012
Cash on hand and at banks	$78,458	$6,348
Short-term deposits	4,377	36,498

Total cash and cash equivalents	$82,835	$42,846

Short term deposits relate to time deposit accounts held in bank for general financing purposes.

In restricted cash is an amount of $7,555 for 2013 and $11,088 for 2012 held in retention account in order to service debt, interest payments and pledged accounts, as required by certain of Navios Acquisition’s credit facilities. Restricted cash consists of cash totaling $0 and $10,075 as of December 31, 2013 and 2012, respectively, restricted to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program.

In restricted cash as of December 31, 2013 there is an amount of $17,407 which is cash received from the sale of Shinyo Navigator and serves as temporary collateral to the Senior Notes 2021, while the Company transfers a new vessel.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 4:    ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$8,441	$5,103
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$8,441	$5,103

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5:    VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	$816,736	$(42,112)	$774,624
Additions	207,795	(41,681)	166,114

Balance at December 31, 2012	1,024,531	(83,793)	940,738
Additions	504,355	(53,501)	450,854
Disposals	(50,000)	11,539	(38,461)

Balance at December 31, 2013	$1,478,886	$(125,755)	$1,353,131

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $38,021. Cash paid was $4,563 and $33,458 was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean — built LR1 product tanker, for a total cost of $47,863. The $47,863 consisted of: (i) cash paid of $16,591, (ii) the issuance of $3,000 Series D Preferred; and (iii) $28,272 was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $38,054. Cash paid was $8,157 and $29,897 was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean — built LR1 product tanker, for a total cost of $48,197. The $48,197 consisted of: (i) cash paid of $17,089; (ii) the issuance of $3,000 of Series D Preferred Stock; and (iii) $28,108 was transferred from vessel deposits.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean — built MR2 product tanker, for a total cost of $37,123. Cash paid was $9,573 and $27,550 was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean — built MR2 product tanker, for a total cost of $23,449 paid in cash.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

On July 9, 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt South Korean — built MR2 product tanker, for a total cost of $37,151. Cash paid was $9,639 and $27,512 was transferred from vessel deposits.

On July 9, 2013, Navios Acquisition took delivery of the Nave Pulsar, a 50,922 dwt South Korean — built MR2 product tanker, for a total cost of $23,625 paid in cash.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe, a 45,313 dwt South Korean — built Chemical tanker, for a total cost of $34,208 paid in cash.

On August 13, 2013, Navios Acquisition took delivery of the Nave Celeste, a 298,717 dwt South Korean — built VLCC, for a total cost of $35,864 paid in cash.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt South Korean — built MR2 product tanker, for a total cost of $37,340. Cash paid was $9,886 and $27,454 was transferred from vessel deposits.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt South Korean — built Chemical tanker, for a total cost of $34,294 paid in cash.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005 Japanese built MR2 product tanker, for a total cost of $16,789 paid in cash.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt South Korean — built MR2 product tanker, for a total cost of $35,560 paid in cash.

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005 Japanese built MR2 product tanker, for a total cost of $16,817 paid in cash.

On December 6, 2013, Navios Acquisition sold of the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18,132. The loss on sale of $21,098 was calculated as the sales price less the carrying value of the vessel of $38,461, and related selling expenses of $725 and bunkers written-off of $44. This loss is included under the loss on sale of vessels in the consolidated statements of operations.

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean — built LR1 product tanker, for a total cost of $44,643. Cash paid was $11,023 and $33,620 was transferred from vessel deposits.

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 49,992 dwt South Korean — built MR2 product tanker, for a total cost of $37,583. Cash paid was $8,997 and $28,586 was transferred from vessel deposits.

On August 31, 2012, Navios Acquisition took delivery of the Nave Cassiopeia, a 74,711 dwt South Korean — built LR1 product tanker, for a total cost of $43,827. Cash paid was $27,315, $3,000 shares of Series D Preferred Stock were issued and $13,512 was transferred from vessel deposits.

On October 30, 2012, Navios Acquisition took delivery of the Nave Cetus, a 74,581 dwt South Korean — built LR1 product tanker, for a total cost of $44,018. Cash paid was $27,545, $3,000 shares of Series D Preferred Stock were issued and $13,473 was transferred from vessel deposits.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

On November 9, 2012, Navios Acquisition took delivery of the Nave Aquila, a 49,991 dwt South Korean — built MR2 product tanker, for a total cost of $37,765. Cash paid was $12,686 and $25,079 was transferred from vessel deposits.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2013, Navios Acquisition vessel deposits amounted to $100,112 of which $70,620 was financed through loans and the balance from existing cash. For the year ended December 31 2013, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $24,907, which was offset by $202,251 transferred to vessels, net. As of December 31, 2012, Navios Acquisition vessel deposits amounted to $276,142 out of which $204,014 was financed through loans and the balance from existing cash. For the year ended December 31 2012, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $142,119, which was offset by $114,270, transferred to vessels, net.

For the year ended December 31, 2013, 2012 and 2011, capitalized interest amounted to $6,149, $14,240 and $11,450 respectively.

NOTE 6:    DEFERRED FINANCE COSTS

Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2011	$24,819

Additions	42
Amortization	(3,255)
Capitalized into vessel deposits	(879)

Balance at December 31, 2012	$20,727

Additions	16,200
Capitalized into vessel deposits	(472)
Amortization	(3,252)
Deferred charges written-off	(9,957)

Balance at December 31, 2013	$23,246

In 2013, an amount of $9,343 of deferred financing costs was written-off in relation to the $505,000 bond (see Note 13, Borrowings) and $614 in relation to the loan with DVB Bank SE which was fully repaid on November 12, 2013. In addition, the amortization income of the bond premium was $343 for 2013, $435 for 2012, $334 for 2011.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 7:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2013 and December 31, 2012 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2011	$67,417	$(7,538)	$59,879
Additions	—	(8,646)	(8,646)

Balance at December 31, 2012	67,417	(16,184)	51,233
Additions*	—	(7,014)	(7,014)
Accelerated amortization	(10,347)	6,299	(4,048)

Balance at December 31, 2013	$57,070	$(16,899)	$40,171

Unfavorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2011	$(5,819)	$891	$(4,928)
Additions	—	683	683

Balance at December 31, 2012	(5,819)	1,574	(4,245)
Additions	—	684	684

Balance at December 31, 2013	$(5,819)	$2,258	$(3,561)

Amortization (expense) /income of favorable and unfavorable lease terms for the periods ended December 31, 2013, 2012 and 2011, is presented in the following table:

	December 31, 2013	December 31, 2012	December 31, 2011
Unfavorable lease terms	$684	$683	$683
Favorable lease terms charter-out(*)	(11,062)	(8,646)	(6,302)

Total	$(10,378)	$(7,963)	$(5,619)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(5,135)	$(4,959)	$(4,913)	$(2,846)	$(2,811)	$(19,507)	$(40,171)
Unfavorable lease terms	683	683	683	684	684	144	3,561

Total	$(4,452)	$(4,276)	$(4,230)	$(2,162)	$(2,127)	$(19,363)	$(36,610)

(*)	Following charterer’s default in July 2013, for which the Company became aware in June 2013, regarding two product tanker vessels, an amount of $4,048 has been accounted for as accelerated amortization in the consolidated statements of operations under the caption of “Depreciation and Amortization”, due to the revision of the remaining useful economic life of the related favorable lease.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 8:    GOODWILL

Goodwill as of December 31, 2013 and December 31, 2012 consisted of the following:

Balance, January 1, 2012	$1,579

Balance, December 31, 2012	1,579

Balance, December 31, 2013	$1,579

NOTE 9:    INVESTMENT IN NAVIOS EUROPE INC.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P (“Navios Partners”) established Navios Europe Inc. (“Navios Europe”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans;

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans.

The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•

the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder;

•

while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2013, the estimated maximum potential loss by Navios Acquisition in Navios Europe would have been $7,410, which represents the Company’s portion of the initial investment of $4,750 plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $2,660 and does not include the undrawn portion of the revolving loans.

For the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

As of December 31, 2013, the Navios Acquisition’s portion of the Navios Revolving Loan was $ 2,660. Refer to Note 16 for the terms of the Navios Revolving Loans.

NOTE 10:    ACCOUNTS PAYABLE

Accounts payable as of December 31, 2013 and 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Creditors	$234	$226
Brokers	966	820
Professional and legal fees	377	231

Total accounts payable	$1,577	$1,277

NOTE 11:    DIVIDEND PAYABLE

On November 9, 2012, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on January 4, 2013 out of which $2,026 was paid to the stockholders of record as of December 19, 2012 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On February 7, 2013, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2012 of $0.05 per common share payable on April 4, 2013 to stockholders of record as of March 19, 2013. A dividend in the aggregate amount of $4,172 was paid April 4, 2013 out of which $3,788 was paid to the stockholders of record as of March 19, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On April 30, 2013, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $5,816 was paid July 3, 2013 out of which $5,432 was paid to the stockholders of record as of June 19, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On August 14, 2013, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,115 was paid on October 2, 2013 out of which $6,731 was paid to the stockholders of record as of September 18, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

On November 8, 2013, the Board of Directors declared a quarterly cash dividend for the third quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,220 was paid on January 7, 2014 out of which $6,836 was paid to the stockholders of record as of December 19, 2013 including holders of

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

restricted stock and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock (see Note 16, Transactions with Related Parties).

As of December 31, 2013, Navios Acquisition paid a dividend of $199 to the holders of the 540 shares of Series B and Series D preferred stock.

NOTE 12:    ACCRUED EXPENSES

Accrued expenses as of December 31, 2013 and December 31, 2012 consisted of the following:

	December 31, 2013	December 31, 2012
Accrued voyage expenses	$499	$2,811
Accrued loan interest	9,046	9,184
Accrued legal and professional fees	2,440	956

Total accrued expenses	$11,985	$12,951

NOTE 13:    BORROWINGS

	December 31, 2013	December 31, 2012
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$137,250	$137,383
BNP Paribas S.A. and DVB Bank SE	74,250	58,361
DVB Bank SE and ABN AMRO Bank N.V.	39,448	42,034
Cyprus Popular Bank Public Co Ltd	—	32,400
Eurobank Ergasias S.A. $52.2 million	46,482	49,209
Eurobank Ergasias S.A. $52.0 million	43,446	45,894
ABN AMRO Bank N.V.	41,336	47,298
Norddeutsche Landesbank Girozentrale	24,971	24,971
DVB Bank SE and Emporiki Bank of Greece S.A.	49,943	49,943
Ship Mortgage Notes $505 million	—	505,000
Ship Mortgage Notes $610 million	610,000	—
Deutsche Bank AG Filiale Deutschlandgeschäft	47,652	—
HSH Nordbank AG	39,670	—

Total borrowings	1,154,448	992,493
Less: current portion	(34,714)	(19,724)
Add: bond premium of $505,000	—	1,593

Total long-term borrowings	$1,119,734	$974,362

Long-Term Debt Obligations and Credit Arrangements

In October 2010 and May 2011 the Company issued a total of $505,000 in senior notes at a fixed rate of 8.625% due on November 1, 2017 (the “2017 Notes”). On November 13, 2013, Navios Acquisition completed the sale of $610,000 of 8.125% Senior Notes due 2021 (the “2021 Notes”). The net proceeds from the sale of the 2021 Notes of $595,420 were used to redeem any and all of Navios Acquisitions’ outstanding 2017 Notes and pay related transaction fees and expenses, any redemption premium, to fund the repayment of outstanding borrowing of $43,007 under a term loan and for general corporate purposes. The effect of this transaction was the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

recognition of a $33,973 loss in the consolidated statements of operations under “Loss on bond and debt extinguishment”, which comprises a $8,707 loss relating to the write off of unamortized deferred finance costs and a $25,266 loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

Senior Notes:

8 1/8% First Priority Ship Mortgages:    On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (together with the Company, the “2021 Co-Issuers”) issued $610,000 in senior notes due on November 15, 2021 at a fixed rate of 8.125%.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several bases by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the 2021 Notes.

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the 2021 Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2013.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition does not have any independent assets or operations. Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes. In addition, the disclosures required by Rules 3-10(i) (9) and (10) are not applicable because there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2021 Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank:    Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG , Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, the facility was fully drawn and $137,250 was outstanding.

BNP Paribas SA Bank and DVB Bank S.E.:    Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $74,250 was outstanding and no amount remained to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.:    On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in two quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of December 31, 2013, the facility was fully drawn and $39,448 was outstanding.

Cyprus Popular Bank Public Co Ltd:    In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80,000 revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. On September 7, 2012, the amount of the facility was reduced to $32,400. Drawings under the facility are secured by assignments of

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

construction contracts and guarantees, as well as security interests in related assets. The facility bears interest at a rate of LIBOR plus 275 bps. Pursuant to an agreement dated December 31, 2012, the maturity of the facility was extended to match the delivery of the vessel. The facility was fully repaid in the second quarter of 2013 and no amount was available to be drawn.

Eurobank Ergasias S.A.:    On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 is drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $46,482 was outstanding as of December 31, 2013.

Eurobank Ergasias S.A.:    On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $43,446 was outstanding as of December 31, 2013.

ABN AMRO BANK N.V.:    On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $41,336 was outstanding under this loan agreement ($20,668 from each of the two tranches) and no further amounts were available to be drawn.

DVB Bank SE:    On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51,000, of which $44,400 was drawn on February 11, 2013 and April 22, 2013 (divided into two tranches of $22,200 each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $348 each with a final balloon payment of $12,449 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. The facility was fully repaid on November 12, 2013.

NORDDEUTSCHE LANDESBANK GIROZENTRALE:    On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $24,971 was drawn and outstanding under this loan agreement and $3,154 remained to be drawn.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

DVB Bank SE and Emporiki Bank of Greece S.A.:    On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2013, $49,943 was drawn and outstanding under this loan agreement and $6,307 remained to be drawn.

The Navios Holdings Credit Facility:    Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of December 31, 2013, there was no amounts outstanding amount under this facility and $40,000 remained to be drawn.

Deutsche Bank Ag Filiale Deutschlandgeschäft:    On July 9, 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank Ag Filiale Deutschlandgeschäft of up to $48,465 (divided in three tranches of up to $13,935, $13,935 and $20,595 each), to partially finance the acquisition of three product tankers. The two tranches of the facility are repayable in 19 quarterly installments of $348 and $387, respectively, with a final balloon payment of $7,316 and $6,575, respectively, to be repaid on the last repayment date. The third tranche of the facility is repayable in one installment of $76, 18 installments of $344, with a final balloon installment of $14,327, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013 the facility was fully drawn and $47,652 was outstanding.

HSH Nordbank AG:    On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $315 with a final balloon payment of $11,334 to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2013, the facility was fully drawn and $39,670 was outstanding.

As of December 31, 2013, the total amount available to be drawn from all our facilities was $49,461.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel, including vessels under construction; (ii) net worth ranging from $50,000 to $75,000 up to January 2013 and up to $135,000 thereafter; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of December 31, 2013, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

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

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of December 31, 2013 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes. The maturity table below includes in the amount shown for 2018 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2015.

December 31, 2013
Long-Term Debt Obligations:
Year
December 31, 2014	$34,714
December 31, 2015	33,671
December 31, 2016	79,474
December 31, 2017	70,502
December 31, 2018	85,260
December 31, 2019 and thereafter	850,827

Total	$1,154,448

NOTE 14:    FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Due to related parties, short term:    The carrying amount of due to related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Other long term borrowings:    The carrying amount of the floating rate loans approximates its fair value.

Ship Mortgage Notes:    The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans due to related party:    The carrying amount of the floating rate loans approximates its fair value.

Loans receivable from affiliates:    The carrying amount of the floating rate loans approximates its fair value.

Due to related parties, long term:    The carrying amount of the floating rate payable approximates its fair value.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2013.

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$82,835	$82,835	$42,846	$42,846
Restricted cash	$24,962	$24,962	$21,163	$21,163
Accounts receivable	$8,441	$8,441	$5,103	$5,103
Accounts payable	$1,577	$1,577	$1,277	$1,277
Due to related parties, short term	$2,848	$2,848	$27,815	$27,815
Ship mortgage notes and premium	$610,000	$622,963	$506,593	$482,275
Other Long-term debt	$544,448	$544,448	$487,493	$487,493
Loans due to related party	$—	$—	$35,000	$35,000
Due to related parties, long term	$5,144	$5,144	$57,701	$57,701
Loans receivable from affiliates	$2,660	$2,660	—	—

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

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of December 31, 2013.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$82,835	$82,835	$—		$—
Restricted cash	$24,962	$24,962	$—		$—
Ship mortgage notes and premium	$622,963	$622,963	$—		$—
Other Long-term debt(1)	$544,448	$—	$544,448	(1)	$—
Due to related parties, long term(1)	$5,144	$—	$5,144	(1)	$—
Loans receivable affiliates	$2,660	$—	$2,660	(1)	$—

	Fair Value Measurements at December 31, 2012 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$42,846	$42,846	$—		$—
Restricted cash	$21,163	$21,163	$—		$—
Ship mortgage notes and premium	$482,275	$482,275	$—		$—
Other Long-term debt(1)	$487,493	$—	$487,493	(1)	$—
Due to related parties, long term(1)	$57,701	$—	$57,701	(1)	$—
Loans receivable affiliates	$—	$—	$—		$—

(1)	The fair value of the Company’s other long term debt and due to related parties, long term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

The following table presents the Company’s assets, that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Derivatives (included under “Prepaid expenses and other current assets”)	$3,446	$—	$3,446	$—

NOTE 15:    LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions), including revenue for vessels expected to deliver in 2014 for which a charter party has been concluded, is as follows:

Amount
2014	$202,234
2015	152,173
2016	107,917
2017	52,623
2018	45,965
Thereafter	246,472

Total minimum lease revenue, net of commissions	$807,384

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NOTE 16:    TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facility:    Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of December 31, 2013, there was no outstanding amount under this facility, as it was fully repaid on March 4, 2013. As of December 31, 2012 and 2011, the outstanding amount under this facility was $35,000 and $40,000, respectively, and was included under loans due to related parties. For the years ended December 31, 2013, 2012 and 2011, interest expense in relation to this facility amounted to $199, $1,164 and $710, respectively, and was included under interest expense and finance cost, net in the statement of operations. Accrued interest as of December 31, 2013 and 2012 was $0 and $1, respectively.

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

Commencing as of March 30, 2012, Navios Acquisition may, upon request to the Manager, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Agreement to a later date, but not later than January 5, 2015, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition could, upon request, reimburse the Manager partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the year ended December 31, 2013, 2012 and 2011 amounted to $71,392, $47,043 and $35,679, respectively.

General and administrative expenses:    On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2013, 2012 and 2011 the administrative services rendered by the Manager amounted to $3,476, $2,110 and $1,527, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

Balance due to related parties:    Amounts due to related parties as of December 31, 2013 and December 31, 2012 was $7,992 and $85,516, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $2,848 and $27,815, respectively, and the long term payable was $5,144 and $57,701, respectively. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses. Navios Acquisition paid an amount of $22,948 to Navios Holdings within the year. This represents payment made towards a payable to Navios Holdings in relation to newbuilding expenses which were initially paid by Navios Holdings on behalf of Navios Acquisition. Such amounts were previously disclosed as “non-cash items” in relation to acquisition of vessels. The amount paid is included in Financing Activities under “Payment to related party”.

Omnibus agreement:    Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Revolving Loans to Navios Europe:    Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 9 for the Investment in Navios Europe and respective ownership interests. The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2013, Navios Acquisition’s portion of the outstanding amount relating to portion of the investment in Navios Europe (47.5% of the $10,000) is $4,750, under caption “Investment in affiliates” and the outstanding amount relating to the Navios revolving loans capital is $2,660, under caption “Loan receivable from affiliates.” As of December 31, 2013, the amount undrawn from the revolving facility was $18,500, of which Navios Acquisition is committed to fund $8,788.

NOTE 17:    COMMITMENTS AND CONTINGENCIES

As of December 31, 2013, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through June 2015.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

The future minimum commitments by period as of December 31, 2013, of Navios Acquisition under its contractual obligations, are as follows:

Amount
December 31, 2014	$258,540
December 31, 2015	44,310

Total	$302,850

NOTE 18:    PREFERRED AND COMMON STOCK

Preferred Stock

As of December 31, 2013, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

As of each of December 31, 2013, 2012, and 2011 4,540 shares of preferred stock were issued and outstanding, from which 1,000 shares of Series C Convertible Preferred Stock are issued to Navios Holdings. As of December 31, 2013 and 2012 1,200 shares, and 600 shares of convertible preferred stock, respectively, were outstanding.

Redeemable Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012 , February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of the newbuilt LR1 product tankers, the Nave Cassiopeia, the Nave Cetus and the Nave Rigel. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of the vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2013 and December 31, 2012, 4,540 shares of preferred stock were issued and outstanding, respectively. As of December 31, 2013 and December 31, 2012, 1,200 and 600 shares of Series D preferred stock, respectively, were outstanding.

	Preferred Stock
	Number of preferred shares	Amount
Balance December 31, 2011	—	$—
Issuance of preferred stock subject to redemption	600	6,000

Balance December 31, 2012	600	$6,000

Issuance of preferred stock subject to redemption	600	6,000

Balance December 31, 2013	1,200	$12,000

Stock based compensation

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share and a term of 10 years to expiry, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest ratably over a period of over three years (33.33% each year).

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $3.99 per share (or total fair value of $8,379).

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models, using historical volatility of 35.7%, historical dividend yield of 5.81%, zero forfeiture rate, risk free rate equal to 10 year US treasure bond of 2.53% and the simplified method for determining the expected option term of 6 years since the Company does not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options were calculated to $0,79 per option (or $1,188). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of grant.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $1,089, as of December 31, 2013, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no Restricted Stock or Stock Options exercised, forfeited or expired during the year ended December 31, 2013. Restricted Shares outstanding and not vested amounted to 2,100,000 shares as of December 31, 2013 and the number of stock options outstanding as at December 31 ,2013 amounted to 1,500,000. There were no stock options exercisable as at December 31, 2013.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $1,053 and $7,425, respectively, as of December 31, 2013 and is expected to be recognized over the weighted average period of 2.82 years. The weighted average contractual life of stock options outstanding as at December 31, 2013 was 9.8 years.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

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

As of December 31, 2013, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

On September 16, 2013, Navios Acquisition completed the placement of a total of 25,974,026 shares of common stock, at a price of $3.85 per share, representing gross proceeds of $100,000 and net proceeds of $96,120. The placement included a registered direct offering of 12,987,013 shares of common stock which raised $50,000 of gross proceeds and a private placement of 12,987,013 shares of common stock to Navios Holdings which raised $50,000 of gross proceeds.

Total net proceeds of the above transactions, net of agents’ costs of $3,501 and offering costs of $379, amounted to $96,120.

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120,000. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60,000 of gross proceeds and a placement of 16,438,356 common shares to Navios Holdings which raised $60,000 of gross proceeds. Both placements closed on May 21, 2013.

Total net proceeds of the transactions in May 2013, net of agents’ costs of $4,199 and offering costs of $369, amounted to $115,432.

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

Total net proceeds, of the transactions in February 2013, net of agents’ costs of $4,018 and offering costs of $465, amounted to $95,970.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 19:    SEGMENT INFORMATION

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

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Asia	$158,441	$131,263	$105,952
Europe	23,949	16,881	15,282
United States	20,007	2,953	691

Total Revenue	$202,397	$151,097	$121,925

NOTE 20:    OTHER INCOME

Following the default of their charterer in June 2013, the original charters of two MR2 product tankers, have been terminated. Pursuant to the rehabilitation plan of the defaulted charterer, Navios Acquisition will be paid, partly in cash and partly in shares, for a loss claim that was agreed by the competent court in December 2013. The Company has a right to receive shares (expected to be issued in 2014) and therefore, recorded a derivative of $3,446 which was valued using the publicly available trading data on the settlement date. The derivative will be marked-to-market until the shares are received. The long-term notes receivable for cash of $1,177 was discounted using a discount rate that was determined based on the terms of the rehabilitation plan and managements’ estimates. The total amount of $4,626 has been recognized in the consolidated statements of operations under “Other Income” since the loss claim has been accepted by the court and the acceptance is irrevocable.

NOTE 21:    LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Net loss for the year ended December 31, 2013, 2012 and 2011 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock. Net Loss for the year ended December 31, 2013 was also adjusted for the dividends on Series D Preferred Shares and for the dividend declared on Restricted shares.

The average number of shares of common stock of Navios Acquisition for the year ended December 31, 2011 excludes the 1,378,122 contingently returnable shares of common stock issued on September 10, 2010 for

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

the VLCC Acquisition which were deposited into a one year escrow to provide for indemnity and other claims until November 4, 2011 when 1,160,963 of these shares were released to the sellers and 217,159 were returned to Navios Acquisition in settlement of claims relating to representations and warranties attributable to the sellers of the VLCC Acquisition and were cancelled on December 30, 2011.

Potential common shares of 14,406,286 for the year ended December 31, 2013, 9,949,143 for the year ended December 31, 2012 and 9,092,000 for the year ended December 31, 2011 (which include Series A, Series B, Series C and Series D Preferred Stock, Restricted Stock and Stock Options, wherever applicable) have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted loss per share.

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Numerator:
Net Loss	$(58,592)	$(3,798)	$(3,857)
Dividend declared on preferred shares Series B	(108)	(108)	(108)
Dividend declared on Series D preferred shares	(91)	—	—
Dividend declared on restricted shares	(105)	—	—
Undistributed loss attributable to Series C participating preferred shares	3,206	622	587

Loss attributable to common stockholders	$(55,690)	$(3,284)	$(3,378)

Denominator:
Denominator for basic net loss per share — weighted average shares	98,085,189	40,517,413	41,409,433

Denominator for diluted net loss per share — adjusted weighted average shares	98,085,189	40,517,413	41,409,433

Basic net loss per share	$(0.57)	$(0.08)	$(0.08)
Diluted net loss per share	$(0.57)	$(0.08)	$(0.08)

NOTE 22:    INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statement of operations for the year ended December 31, 2013, related to the Greek Tonnage tax was $136.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in thousands of U.S. Dollars except share and per share data)

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

NOTE 23:    SUBSEQUENT EVENTS

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built VLCC of 297,168 dwt for a purchase price of $51,500 paid in cash.

On February 6, 2014, Navios Acquisition entered into a loan agreement of $51,000 (divided in two tranches of $25,500 each). The facility bears interest at a margin of LIBOR plus 310 bps. Each tranche of the facility is repayable in 28 consecutive quarterly equal repayment installments of $400 each with a final balloon payment of $14,300 to be repaid on the last repayment date. The repayment starts in May 2014. As of March 14, 2014 the amount of $51,000 was fully drawn.

On February 7, 2014, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2013 of $0.05 per share of common stock. The dividend is payable on April 8, 2014 to stockholders of record as of March 19, 2014.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built VLCC of 297,376 dwt for a purchase price of $54,500 paid in cash.

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57,558. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3,022 and estimated offering costs $320, amounted to $54,216.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built VLCC of 297,491 dwt for a purchase price of $57,000 paid in cash.