Form 20-F
period 2014-12-31
Navios Maritime Acquisition CORP
filed 2015-03-30
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 151,664,942 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

•	our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ the newbuildings we have on firm order or any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions; and

•	changes in the standard of service or the ability of our technical manager to be approved as required.

•	our ability to leverage to our advantage, Navios Maritime Holdings Inc. (“Navios Holdings”) relationships and reputation in the shipping industry.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Item 3. Key Information”.

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statement of comprehensive income/ (loss) for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of comprehensive income/ (loss) data for the years ended December 31, 2012, 2011 and December 31, 2010, and the consolidated balance sheet data as of December 31, 2012, 2011 and as of December 31, 2010, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

(In thousands of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	$264,877	$202,397	$151,097	$121,925	$33,568
Time charter expenses	(5,187)	(6,762)	(2,824)	(3,499)	(355)
Direct vessel expenses	(1,979)	(3,096)	(2,622)	(633)	—
Management fees (entirely through related party transactions)	(95,827)	(71,392)	(47,043)	(35,679)	(9,752)
General and administrative expenses	(14,588)	(7,017)	(3,853)	(4,241)	(4,042)
Transaction costs	—	—	—	—	(8,019)
Depreciation and amortization	(67,718)	(63,880)	(49,644)	(38,638)	(10,120)
Loss on bond and debt extinguishment	—	(33,973)	—	(935)	(5,441)
Interest income	720	315	445	1,414	862
Interest expenses and finance cost	(78,610)	(58,386)	(49,432)	(43,165)	(10,651)
Impairment loss	(11,690)	—	—	—	—
Gain/ (loss) on sale of vessels	22,599	(21,098)	—	—	—
Change in fair value of other assets	(1,188)	—	—	—	—
Equity in net earnings of affiliated companies	2,000	—	—	—	—
Other income	280	4,787	280	155	434
Other expense	(642)	(487)	(202)	(561)	(30)

Net income/ (loss)	$13,047	$(58,592)	$(3,798)	$(3,857)	$(13,546)

Net income/ (loss) per share, basic	$0.08	$(0.57)	$(0.08)	$(0.08)	$(0.43)
Net income/ (loss) per share, diluted	$0.08	$(0.57)	$(0.08)	$(0.08)	$(0.43)

Balance Sheet Data (at period end)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Current assets, including cash	89,528	120,801	71,795	78,907	81,202
Vessels, net	1,375,931	1,353,131	940,738	774,624	529,659
Total assets	1,715,802	1,656,661	1,370,644	1,195,469	1,005,087
Current portion of long-term debt	33,431	34,714	19,724	11,928	5,086
Total long-term debt, excluding current portion	1,130,901	1,119,734	974,362	833,483	704,332
Series D Convertible Preferred Stock	12,000	12,000	6,000	—	—
Total Stockholders’ equity	487,251	450,822	225,304	238,849	253,728

Cash Flow Data
Net cash provided by/(used in) operating activities	75,985	(29,571)	81,877	64,233	11,300
Net cash (used in) investing activities	(145,729)	(293,740)	(205,956)	(225,777)	(103,602)
Net cash provided by financing activities	41,402	363,300	125,625	141,484	154,575
Cash dividends declared per common share	0.20	0.20	0.20	0.20	0.05

Fleet Data:
Vessels at end of period	37	33	19	14	9

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Risks Relating to the Shipping Industry and the Operation of our Vessels

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on oil trade and shipping demand. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty remaining with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going forward. Demand for oil and refined petroleum products remains weak as a result of the weak global economic environment and a general global trend towards energy efficient technologies, which in combination with the diminished availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Despite global oil demand growth remaining marginally positive for 2014, during the last half of calendar year 2014, energy prices sharply declined and average spot and period charter rates for product and crude tankers remained, and continue to be, at below historically average rates. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

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

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 14% at the end of 2014. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

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

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are above operating costs but there is no assurance that the crude oil, product and chemical tanker charter market will rise over the next several months or will not decline further. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

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

Certain of our VLCC vessels are contractually committed to time charters or operation in pools, with the remaining terms of these charters expiring during the period from and including 2015 through 2019. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. Furthermore, in connection with the IPO of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), we have committed to charter-in certain vessels of Navios Midstream’s fleet at their current charter-out rates for two years from redelivery if market rates then are lower than their current charter rates. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2017, according to an annual long-term report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005 and it is estimated that it fell at around 33% in 2013 as a result of lower consumption and the substantial increase in domestic crude oil production. The IEA expects the net import share to decline to 21% in 2015, which would be the lowest level since 1969. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called “eco-type” vessel designs, which may offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of December 2014 is estimated at 389 vessels or 15.0% of the current product tanker fleet. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over certain of our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2013, it has traded between a low of 577 and a high of 1,344; as of February 27, 2015, it stood at 841. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 483 and a high of 823 since January 2013 and stood at 695 as of February 27, 2015. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 7.1 million barrels per day in December 2014 and the U.S. has steadily increased its total petroleum product exports by about 313% to 3.9 million barrels per day in October 2014 from 1 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

Sixteen of the vessels in our fleet are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

Two of our LR1 product tanker vessels, six of our MR2 product tanker vessels and eight of our VLCC vessels are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Although we have considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, we may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels we acquire in the future. The age of some of our VLCC vessels may result in higher operating costs and increased vessel off-hire periods relative to our competitors that operate newer fleets, which could have a material adverse effect on our results of operations.

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

As a result of these factors, we may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the crude oil, product and chemical tanker market cycles, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters, our results of operations and operating cash flow could be adversely affected.

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

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have declined slightly then remained flat. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and value to loan ratio covenants of 133% or lower, applicable after delivery of the vessels. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs, and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We have fixed the fees for ship management services of our owned fleet, provided by a subsidiary of Navios Holdings, through May 2016 at $6,000 per MR2 product tanker and chemical tanker vessel, $7,000 per LR1 product tanker vessel and $9,500 per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for certain of our VLCC vessels expire during the period from and including 2015 through 2019. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens, such volatility could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

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

In addition, our business plan and strategy is predicated on buying vessels in a market at what we believe is near the low, but recovering phase of the periodic cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

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

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuildings, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems;

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew; or

•	a natural or man-made event of force majeure.

Accordingly, any vessel off-hire, due to any of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and operating results.

Delays in deliveries of any newbuilding vessels we may contract to acquire or order in the future, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

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

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; or

•	our inability to finance the purchase of the vessel.

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

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A. together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics

(terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

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

We derive a significant part of our revenue from a number of charterers. For the fiscal year ended December 31, 2014, Dalian Ocean Shipping Company (“DOSCO”) and Navig8 Chemicals Shipping and Trading Co. (“Navig8”) accounted for 22.4% and 28.8%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond our control.

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

The risks and costs associated with vessels increase as the vessels age.

As of March 24, 2015, the vessels in our fleet had an average age of approximately 4.5 years and most tanker vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised

Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The Energy Efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of March 10, 2015, had 78 contracting states comprising approximately 91.45% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by July 19, 2015. As far as the environment is concerned, in the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental

Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015, will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regualtions 1998.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session, held from March 31-April 4, 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force, on January 1, 2013, of the mandatory efficiency measures. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It also established a working group with an instruction to consider development of a data collection system for fuel consumption of ships. Further, it adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At MEPC 67 held from October 13-17, 2014. During the session, the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements.

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

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process (Council agreement was obtained on December 17, 2014). The Regulation will now move to legal and linguistic review before moving to the Parliament for final approval. If adopted, the Regulation will take effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expand the application of prohibitions to non-U.S. companies, such as our company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). While certain of these restrictions have been suspended until June 2015 there are still limitations in place with which we need to comply. In addition to the foregoing U.S. sanctions against Iran, the sanctions applicable with respect to Iran and transactions involving Iran within U.S. jurisdiction, we must comply with any applicable prohibitions of E.U. sanctions against Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia earlier in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury

Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Midstream and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Midstream or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Midstream, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

We are subject to inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. We do not carry strike insurance.

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker and the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, one of our vessels, the Nave Atropos, came under attack from a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessel or her crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, and premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001, the attacks in London on July 7, 2005, in Paris on January 7, 2015 and the bombings in Spain on March 11, 2004, along with the recent conflicts in Iraq, Afghanistan, Syria, Yemen, Ukraine and other current and future conflicts, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common stock to decline.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets and new business acquisitions.

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

In addition, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2014, the value of the U.S. dollar as compared to the Euro increased by approximately 13.3% compared with the respective value as of December 31, 2013. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The Securities Purchase Agreement for the VLCC vessels acquired through the VLCC Acquisition has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC Acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, since the return to Navios Acquisition of 217,159 shares on November 4, 2011 in settlement of claims relating to representation and warranties attributable to the sellers and the return of the balance of the escrow shares to the sellers, it may be difficult to enforce an arbitration award for any amount of damages.

A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect our ability to continue this customer relationship.

During 2014, DOSCO, a wholly owned subsidiary of the Chinese state-owned China Ocean Shipping Company (“COSCO”), chartered four of our VLCC vessels. Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with us. If DOSCO becomes unable to perform under its charter agreements with us, we could suffer a loss of revenue that could materially adversely affect our business, financial condition, and results of operations. In addition, we may have limited ability in Chinese courts to enforce any awards for damages that we may suffer if DOSCO were to fail to perform its obligations under our charter agreements.

Risks Related to Our Relationship with Navios Holdings and Its Affiliates

Navios Holdings has limited experience in the crude oil, product and chemical tanker sectors.

Navios Tankers Management Inc. (“the Manager”), a wholly-owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 43.0% of our shares of common stock as of March 27, 2015. Other than with respect to South American operations, Navios Holdings’ experience in the crude oil, chemical and product tanker sectors dates from 2010. Navios Holdings or the Manager may make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream and Navios Acquisition. We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners, Navios Midstream and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Midstream , Navios Partners and Navios Holdings may conflict from time to time and her limited devotion of time and attention to our business may hurt the operation of our business.

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

As of March 27, 2015, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 45.8% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock, then we will be in default under our credit facilities.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in Monte Carlo, Monaco. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands.

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

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies, including:

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

We have substantial indebtedness, and we may also increase the amount of our indebtedness in the future. The terms of our credit facilities and other instruments and agreements governing our indebtedness do not prohibit us from doing so. Our substantial indebtedness could have important consequences for our stockholders.

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

Highly leveraged companies are significantly more vulnerable to unanticipated downturns and setbacks, whether directly related to their business or flowing from a general economic or industry condition, and therefore are more vulnerable to a business failure or bankruptcy.

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

Our credit facilities contain requirements that the value of the collateral provided pursuant to the credit facilities must equal or exceed by a certain percentage the amount of outstanding borrowings under the credit facilities and that we maintain a minimum liquidity level. In addition, our credit facilities contain additional restrictive covenants, including a minimum net worth requirement and maximum total net liabilities over net assets requirement. It is an event of default under our credit facilities if such covenants are not complied with or if Navios Holdings, Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and their respective affiliates cease to hold a minimum percentage of our issued stock. In addition, the indenture governing the notes also contains certain provisions obligating us in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an event of loss with respect to a mortgaged vessel, as defined in the indenture. Our ability to comply with the covenants and restrictions contained in our agreements and instruments governing our indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we are unable to comply with these covenants and restrictions, our indebtedness could be accelerated. If we are unable to repay indebtedness, our lenders could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our agreements and instruments governing our indebtedness. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

Our ability to generate the significant amount of cash needed to service our other indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on or to refinance our obligations under our indebtedness will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to financial and business factors, many of which may be beyond our control.

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

Our credit facilities mature on various dates through 2023 and our ship mortgage notes mature on November 15, 2021. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our indebtedness service and other obligations. Our credit facilities, the indenture governing our notes and any future indebtedness may restrict our ability to dispose of assets and use the proceeds from any such dispositions. If we do not reinvest the proceeds of asset sales in our business (in the case of asset sales of no collateral with respect to such indebtedness) or in new vessels or other related assets that are mortgaged in favor of the lenders under our credit facilities (in the case of assets sales of collateral securing), we may be required to use the proceeds to repurchase senior indebtedness. We cannot assure you we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet indebtedness service obligations when due.

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

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, the Cayman Islands, Hong Kong and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

Our inability to repay the indebtedness under our credit facilities will constitute an event of default under the indenture governing our notes, which could have materially adverse consequences to us. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our credit facilities and the notes. Our future indebtedness may also require such indebtedness to be repurchased upon a change of control.

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We may seek to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our credit facilities, the indenture or other debt may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2014, 2013, 2012 and 2011 taxable years (we were treated as a PFIC for the 2008 and 2009 taxable years), and we do not believe that we will be a PFIC for 2015 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the

Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship-owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged-vessel.

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

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by the Manager, a subsidiary of Navios Holdings.

On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of December 31, 2014, Navios Holdings had 43.0% of the voting power and 46.1% of the economic interest in Navios Acquisition.

Equity Transactions

Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares (1,200 in the aggregate) of its authorized Series D Preferred Stock (nominal value $12.0 million) to a shipyard, in partial settlement of the purchase price of the three newbuild LR1 product tankers, the Nave Cassiopeia, the Nave Cetus and the Nave Rigel. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock mandatorily converts into shares of common stock 30 months after the issuance, at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The preferred stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares), at the holder’s option exercisable beginning 18 months after the issuance, at par payable at up to 12 equal quarterly installments. The convertible preferred stock is classified as temporary equity (i.e. apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

In January 2015, Navios Acquisition redeemed 250 shares of the Series D Preferred Stock and paid $2.5 million to the holder upon exercise of the put option granted. On February 28, 2015, 200 shares of the Series D preferred stock were mandatorily converted into 200,000 shares of common stock. As of March 24, 2015, 750 shares of Series D Preferred Stock were outstanding.

Common Stock

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs of $0.3 million, amounted to $54.2 million.

On October 24, 2014, 699,994 of the 2,100,000 shares of restricted common stock that had been issued to the Company’s directors in October 2013 vested and were no longer subject to forfeiture.

Vessel Deliveries, Acquisitions and Sales

2015

Acquisition of vessels

On February 6, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party for a purchase price of $35.5 million.

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party for a purchase price of $31.5 million.

2014

Acquisition of vessels

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built VLCC of 299,973 dwt, from an unaffiliated third party, for a total cost of $75.9 million.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $33.4 million.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built VLCC of 305,178 dwt, from an unaffiliated third party, for a total cost of $41.2 million.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built VLCC 298,287 dwt, from an unaffiliated third party, for a total cost of $43.7 million.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million. Cash paid was $13.9 million and $25.7 million was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57.2 million. Cash paid was $51.5 million and $5.7 million was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54.7 million. Cash paid was $49.2 million and $5.5 million was transferred from vessel deposits.

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51.7 million. Cash paid was $46.6 million and $5.2 million was transferred from vessel deposits.

Disposal of vessels

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million. As of March 31, 2014, an impairment loss of $10.7 million related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(l) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19.2 million (including the remaining carrying balance of dry dock and special survey costs in the amount of $1.0 million). The Company received net cash proceeds in the amount of $18.3 million and recognized a loss of $0.9 million. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of comprehensive income/ (loss).

On November 18, 2014, in connection with the IPO of Navios Midstream, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the net proceeds from the IPO amounting to $110.4 million, (ii) $104.5 million of the $126.0 million borrowings under Navios Midstream’s new credit facility, (iii) 9,342,692 subordinated units and 1,242,692 common units and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream.

2013

Acquisition of vessels

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005 Japanese-built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt South Korean-built MR2 product tanker, for a total cost of $35.6 million paid in cash.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005 Japanese -built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt South Korean -built chemical tanker, for a total cost of $34.3 million paid in cash.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt South Korean -built MR2 product tanker, for a total cost of $37.3 million. Cash paid was $9.9 million and $27.5 million was transferred from vessel deposits.

On August 13, 2013, Navios Acquisition took delivery of the Nave Celeste, a 298,717 dwt South Korean -built VLCC, for a total cost of $35.9 million paid in cash.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe, a 45,313 dwt South Korean -built chemical tanker, for a total cost of $34.2 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Pulsar, a 50,922 dwt South Korean-built MR2 product tanker, for a total cost of $23.6 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt South Korean-built MR2 product tanker, for a total cost of $37.2 million. Cash paid was $9.6 million and $27.5 million was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean-built MR2 product tanker, for a total cost of $23.5 million paid in cash.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean-built MR2 product tanker, for a total cost of $37.1 million. Cash paid was $9.6 million and $27.6 million was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean-built LR1 product tanker, for a total cost of $48.2 million. The $48.2 million consisted of: (i) cash paid of $17.1 million (ii) the issuance of $3.0 million of Series D Preferred Stock; and (iii) $28.1 million was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean -built MR2 product tanker, for a total cost of $38.1 million. Cash paid was $8.2 million and $29.9 million was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean-built LR1 product tanker, for a total cost of $47.9 million. The $47.9 million consisted of: (i) cash paid of $16.6 million; (ii) the issuance of $3.0 million Series D Preferred; and (iii) $28.3 million was transferred from vessel deposits.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean -built MR2 product tanker, for a total cost of $38.0 million. Cash paid was $4.6 million and $33.5 million was transferred from vessel deposits.

Disposal of a vessel

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million. This loss is included under the loss on sale of vessels in the consolidated statements of comprehensive income/(loss).

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

Navios Acquisition’s Fleet

As of March 24, 2015, our fleet consists of a total of 39 double-hulled tanker vessels, aggregating approximately 4.1 million deadweight tons, or dwt. The fleet includes eight VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (50,000-79,999 dwt per ship), 19 Medium Range 2 (“MR2”) product tankers (30,000-49,999 dwt per ship) and four chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All the vessels that we have taken delivery of are currently chartered-out to high-quality counterparties, including affiliates of Shell, Formosa Petrochemical Corporation, Sinochem Group, SK Shipping and DOSCO (a wholly owned subsidiary of COSCO) with an average remaining charter period of approximately 1.0 years. As of March 24, 2015, we had charters covering 80.8% of available days in 2015, 26.2% of available days in 2016 and 10.3% of available days in 2017.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date(2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	$13,825		50%/50%	May 2016
Nave Ariadne	LR1 Product Tanker	2007	74,671	$13,825		50%/50%	May 2016
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(15)	None	August 2015
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(15)	None	July 2015
Nave Celeste(18)	VLCC	2003	298,717	$42,705		None	December 2016
C. Dream(18)	VLCC	2000	298,570	$29,625		50% above $30,000	March 2019
						40% above $40,000
Nave Orbit(16)	MR2 Product Tanker	2009	50,470	$13,825		None	October 2015
Nave Equator(17)	MR2 Product Tanker	2009	50,542	$13,750		None	July 2015
Nave Andromeda	LR1 Product Tanker	2011	75,000	$13,000	(14)	100% up to $16,000	November 2015
						50% above $16,000
Nave Estella	LR1 Product Tanker	2012	75,000	$11,850	(4)	90% up to $16,000	January 2016
						50% above $16,000
Nave Atria	MR2 Product Tanker	2012	49,992	$13,331	(5)	50%/50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	$13,825		50%/50%	February 2016
Nave Cetus	LR1 Product Tanker	2012	74,581	$13,825		50%/50%	April 2016
Nave Aquila	MR2 Product Tanker	2012	49,991	$13,331	(5)	50%/50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$13,331	(6)	50%/50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	74,673	$12,838	(3)	50%/50%	August 2015
Nave Orion	MR2 Product Tanker	2013	49,999	$13,331	(6)	50%/50%	March 2016
Nave Atropos	LR1 Product Tanker	2013	74,695	$12,838	(3)	50%/50%	October 2015
Nave Titan	MR2 Product Tanker	2013	49,999	$13,825	(7)	50%/50%	June 2016
Nave Equinox	MR2 Product Tanker	2007	50,922	$14,813	(9)	None	May 2015
Nave Capella	MR2 Product Tanker	2013	49,995	$14,813		None	July 2015
Nave Pulsar	MR2 Product Tanker	2007	50,922	$14,813	(9)	None	May 2015
Nave Universe	Chemical Tanker	2013	45,513	$14,869	(8)	50%/50%	July 2015
Nave Constellation	Chemical Tanker	2013	45,281	$14,869	(8)	50%/50%	September 2015
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,600		None	February 2017
Bougainville	MR2 Product Tanker	2013	50,626	$15,663	(10)	100%	September 2015
				$15,976		100%	September 2016
				$16,296		100%	September 2017
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,578		None	November 2015
Nave Lucida	MR2 Product Tanker	2005	47,999	$13,578		None	November 2015
Nave Galactic(18)	VLCC	2009	297,168	Floating Rate	(12)	None	March 2015
Nave Quasar(18)	VLCC	2010	297,376	$25,350		50% above $29,250	February 2016
Nave Buena Suerte(18)	VLCC	2011	297,491	Floating Rate	(13)	None	June 2015
Nave Jupiter	MR2 Product Tanker	2014	49,999	$14,319	(11)	50%/50%	May 2016
Nave Neutrino(18)	VLCC	2003	298,287	Floating Rate	(12)	None	October 2015
Nave Electron(18)	VLCC	2002	305,178	Floating Rate	(13)	None	July 2015
Nave Synergy	VLCC	2010	299,973	$34,125		None	January 2016
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,319	(11)	50%/50%	September 2016
Nave Pyxis	MR2 Product Tanker	2014	49,998	$16,294		None	February 2018
Nave Sextans	MR2 Product Tanker	2015	49,999	$16,294		None	January 2018
Nave Velocity	MR2 Product Tanker	2015	49,999	$14,319	(11)	50%/50%	January2017

(1)	Net time charter-out rate per day (net of commissions), presented in USD.
(2)	Estimated dates assuming midpoint of redelivery by charterers.
(3)	Charterer’s option to extend the charter for an additional year at $13,825 net per day plus 50% profit sharing.
(4)	Charterer’s option to extend the charter for one year at $11,850 net plus 90% profit up to $17,000 plus 50% profit sharing above $17,000. The profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(5)	Charterer’s option to extend the charter for 1+1 years at $14,566 net for the first optional year plus profit sharing; $15,553 net for the 2nd optional year plus profit sharing. Profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.
(6)	Charterer’s option to extend the charter for one year at $14,813 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(7)	Charterer’s option to extend the charter for one year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(8)	Charterer’s option to extend for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.

(9)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice. Charterer has been granted an option for an additional six months at the same terms.
(10)	Rate can reach a maximum of $20,475 net per day calculated basis a specific world scale formula. Both rate and ceiling increase by 2% annually.
(11)	Charter duration of two years. Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.
(12)	Rate is based upon daily Baltic International Tanker Routes (“BITR”), Route Tanker Dirty 3 ME Gulf to Japan (“TD3”) adjusted for vessel’s service speed/cons.
(13)	Rate based on VLCC pool earnings.
(14)	Charterer’s option to extend the charter for one year at $14,000 net plus 100% profit up to $17,000 plus 50% profit sharing above $17,000. The profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(15)	Rate based on Chemical Tankers Pool earnings.
(16)	Vessel Buddy was renamed Nave Orbit in October 2014.
(17)	Vessel Bull was renamed Nave Equator in October 2014.
(18)	Navios Acquisition has granted an option to Navios Midstream, exercisable for a period of up to two years following the closing of the Navios Midstream IPO, to purchase the vessel from Navios Acquisition at fair market value.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•	Modern, High–Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $1.9 billion, including investments of approximately $0.9 billion in newbuilding constructions. As of March 24, 2015, our fleet had an average age of approximately 4.4 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of March 24, 2015, are chartered out with an average remaining charter period of approximately 1.0 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 24, 2015, we had charters covering 80.8% of available days in 2015, 26.2% of available days in 2016 and 10.3% of available days in 2017. The charter arrangements for our eight VLCC tankers, eight contracted LR1 tankers, 19 MR2 product tankers and four chemical tankers represent $ 171.7 million in 2015, $71.9 million in 2016 and $28.6 million in 2017 of aggregate contracted net charter revenue, exclusive of any profit sharing.

•	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

•

High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; DOSCO, a wholly owned subsidiary of COSCO, one of China’s largest state–owned enterprises specializing in global shipping, logistics and ship building and repairing; Sinochem, a Fortune Global 500 company; Navig8, a company that controls a substantial fleet of product tankers; and SK Shipping Company Limited, a leading Korean shipowner and transportation company and part of the Korean multinational business conglomerate, the SK Group and their respective affiliates.

•	An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at our affiliate, Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 20 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings, Navios Partners and Navios Midstream and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•	Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•	Enhance Operating Visibility With Charter–Out Strategy. We believe that we are a safe, cost–efficient operator of modern and well–maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long–term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short–term time charters, with a greater emphasis on long–term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of March 24, 2015, we had charters covering 80.8% of available days in 2015, 26.2% of available days in 2016 and 10.3% of available days in 2017.

•

Capitalize on Low Vessel Prices. We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double–hulled vessels in the product, crude oil, and chemical tanker sectors. We are focused on purchasing tanker assets at favorable prices. We believe that developments in the marine transportation industry, particularly in the product tanker, crude oil transportation, and chemical tanker sectors, as well as the recent financial crisis which continues to adversely affect the availability of credit to shipping industry participants, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. Developments in the banking industry continue to limit the availability of credit to shipping industry participants, creating opportunities for well–capitalized companies with access to additional available financing. Although there has been a trend towards consolidation over the past 15 years, the tanker market remains fragmented. In the ordinary course of our business, we engage in the evaluation of potential candidates for acquisitions and strategic transactions.

•	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades–long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.

•	Benefit from Navios Holdings’ Leading Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates.

•	Navios Holdings closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high–credit, quality–collateralized corporations and financial institutions. Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We believe that Navios Acquisition will benefit from these established policies.

•	Implement and Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, a wholly owned subsidiary of Navios Holdings, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. The current technical managers of the VLCC vessels, affiliates of the seller of the vessels acquired as part of the VLCC Acquisition are technical ship management companies that have provided technical management to the VLCC vessels acquired during the VLCC Acquisition prior to the consummation of the acquisition thereof. These technical managers will continue to provide such services for an interim period, after which the technical management of our fleet is expected to be provided solely by the Manager. We believe that the Manager will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with Navios Holdings, management fees of our vessels are fixed through May 2016. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high–quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy.

Our major customers during 2014 were: DOSCO and Navig8 Chemicals Shipping and Trading Co. For the year ended December 31, 2014, these two customers accounted for 22.4% and 28.8%, respectively, of Navios Acquisition’s revenue.

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

Time Charters

A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. Under a time charter, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate and the customer is responsible for substantially all of the vessel voyage costs. Most of the vessels in our fleet are hired out under time charters, and we intend to continue to hire out our vessels under time charters. The following discussion describes the material terms common to all of our time charters.

Base Hire Rate

“Base hire rate” refers to the basic payment from the customer for the use of the vessel. The hire rate is generally payable monthly, in advance on the first day of each month, in U.S. Dollars as specified in the charter.

Expenses

Management fees: Pursuant to a management agreement dated May 28, 2010 (the “Management Agreement”), the Manager, a subsidiary of Navios Holdings, provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses were fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel, and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Effective September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $95.8 million, $71.4 million and $47.0 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement (the “Administrative Services Agreement”) with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

For the years ended December 31, 2014, 2013 and 2012, the fees for administrative services rendered by Navios Holdings amounted to $7.3 million, $3.5 million and $2.1 million, respectively.

Off-hire

When the vessel is “off-hire,” the charterer generally is not required to pay the base hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

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

Management of Ship Operations, Administration and Safety

Navios Holdings provides, through a wholly owned subsidiary, expertise in various functions critical to our operations. Pursuant to the Management Agreement and an Administrative Services Agreement with Navios Holdings, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the Management Agreement and the Administrative Services Agreement we have with Navios Holdings, please read “Item 7. — Major Stockholders and Related Party Transactions”.

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each charter agreement for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager is responsible for obtaining and maintaining the vetting approvals required to successfully charter our vessels.

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Acquisition does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

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

Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. In 2002, Marine Transportation Security Act (“MTSA”) came into effect. To implement certain portions of the MTSA, in 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in 2002, amendments to SOLAS imposed various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

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

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (expected to enter into force in September 2015) to MARPOL Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, will be applied to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 67th Session, the MEPC instructed the correspondence group, which is developing a draft framework for a methodology to determine whether sufficient fuel meeting the requirements of regulation 14 (SOx and particulate matter) is likely to be available by the effective date, to submit a final report to MEPC 68. These more stringent fuel standards are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the

International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’s request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process (most recently the European Parliament adopted the text of the draft Regulation by way of a legislative resolution dated 16 April 2014) and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of March 10, 2015, the Convention has been ratified by 44 states, representing 32.86% of the global merchant shipping fleet’s gross tonnage and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Sea and the English Channel are using gas oils with a sulphur content of no more than 0.10%).

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons liability to the greater of $3,200 per gross ton or $23.5 million (this amount is reduced to $6.4 million if the vessel is less than 3,000 gross tons).

For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,000 per gross ton or $17.0 million (or $4.27 million for a vessel less than 3,000 gross tons), whichever is greater. These amounts are periodically adjusted for inflation. On August 19, 2014, the Coast Guard proposed to increase these OPA liability limits but a final rule has not yet been promulgated. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by July 19, 2015. As far as the environment is concerned, in the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015, will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regulations 1998.

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

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

International laws governing civil liability to pay compensation or damages

We operate a fleet of VLCCs and, in the future, may operate a fleet of refined petroleum product and chemical tankers, that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of March 10, 2015 had 78 contracting states comprising approximately 91.45% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels will each be covered up to at least fair market value, with deductibles of $250,000. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed upon terms and conditions.

Navios Acquisition’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1 billion in excess of $2.08 billion, i.e. $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of a P&I Association, which is a member of the International Group, Navios Acquisition will be subject to calls payable to the associations based on the individual fleet record, the associations’ overall claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

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

Administrative Services

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially set to expire on May 28, 2015 that has been extended to May 2020, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. See “Item 7B-Related Party Transactions — the Administrative Services Agreement.”

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

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2014.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong
Shinyo Loyalty Limited	Vessel-Owning Company(2)	Hong Kong

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Shinyo Navigator Limited	Vessel-Owning Company(3)	Hong Kong
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation(4)	Vessel-Owning Company	Marshall Is.
Makronisos Shipping Corporation(4)	Vessel-Owning Company	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.

(1)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel, such vessels having been delivered during 2015.
(2)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(3)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Acquisition, Navios Europe Inc. (“Navios Europe”) with ownership interest of 47.5% is included as affiliate and is accounted for under the equity method, for such periods during which the entity was affiliate of Navios Acquisition. See Note 9 to the Notes to Consolidated Financial Statements, included elsewhere within this Annual Report.

Following the completion of the IPO of Navios Midstream in November 2014, Navios Acquisition owns the 2% general partner interest in Navios Midstream totaling 381,334 general partner units, as well as a 55.5% limited partner interest, which represents 1,242,692 common units (6.5%), and 9,342,692 subordinated units (49%). In the consolidated financial statements of Navios Acquisition, Navios Midstream with ownership interest of 51.0% (held through the ownership of the subordinated units and through the General Partner) is included as an affiliate and is accounted for under the equity method, for such periods during which the entity was an affiliate of Navios Acquisition, whereas the 6.5% ownership held through the common units is accounted for under investment in available-for-sale securities. See Note 9 to the Notes to Consolidated Financial Statements, included herein.

D.	Property, plants and equipment

Other than our vessels, we do not have any other material property, plants or equipment.

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

On October 24, 2014, 699,994 of the 2,100,000 shares of restricted common stock that had been issued to the Company’s directors in October 2013, vested and were no longer subject to forfeiture.

Fleet Development

2015

Acquisition of vessels

On February 6, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party for a purchase price of $35.5 million.

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party for a purchase price of $31.5 million.

2014

Acquisition of vessels

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built VLCC of 299,973 dwt, from an unaffiliated third party, for a total cost of $75.9 million.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $33.4 million.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built VLCC of 305,178 dwt, from an unaffiliated third party, for a total cost of $41.2 million.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built VLCC 298,287 dwt, from an unaffiliated third party, for a total cost of $43.7 million.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million. Cash paid was $13.9 million, and $25.7 million was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57.2 million. Cash paid was $51.5 million and $5.7 million was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54.7 million. Cash paid was $49.2 million and $5.5 million was transferred from vessel deposits.

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51.7 million. Cash paid was $46.6 million and $5.2 million was transferred from vessel deposits.

Disposal of vessels

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million. As of March 31, 2014, an impairment loss of $10.7 million related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(l) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19.2 million (including the remaining carrying balance of dry dock and special survey costs in the amount of $1.0 million). The Company received net cash proceeds in the amount of $18.3 million and recognized a loss of $0.9 million. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of comprehensive income/ (loss).

On November 18, 2014, in connection with the IPO of Navios Midstream, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the net proceeds from the IPO amounting to $110.4 million, (ii) $104.5 million of the $126.0 million borrowings under Navios Midstream’s new credit facility, (iii) 9,342,692 subordinated units and 1,242,692 common units and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream.

2013

Acquisition of vessels

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005 Japanese-built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt South Korean- built MR2 product tanker, for a total cost of $35.6 million paid in cash.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005 Japanese- built MR2 product tanker, for a total cost of $16.8 million paid in cash.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt South Korean- built chemical tanker, for a total cost of $34.3 million paid in cash.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt South Korean- built MR2 product tanker, for a total cost of $37.3 million. Cash paid was $9.9 million and $27.5 million was transferred from vessel deposits.

On August 13, 2013, Navios Acquisition took delivery of the Nave Celeste, a 298,717 dwt South Korean- built VLCC, for a total cost of $35.9 million paid in cash.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe, a 45,313 dwt South Korean -built chemical tanker, for a total cost of $34.2 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Pulsar, a 50,922 dwt South Korean- built MR2 product tanker, for a total cost of $23.6 million paid in cash.

On July 9, 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt South Korean- built MR2 product tanker, for a total cost of $37.2 million. Cash paid was $9.6 million and $27.5 million was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean- built MR2 product tanker, for a total cost of $23.5 million paid in cash.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean- built MR2 product tanker, for a total cost of $37.1 million. Cash paid was $9.6 million and $27.6 million was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean -built LR1 product tanker, for a total cost of $48.2 million. The $48.2 million consisted of: (i) cash paid of $17.1 million (ii) the issuance of $3.0 million of Series D Preferred Stock; and (iii) $28.1 million was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean -built MR2 product tanker, for a total cost of $38.1 million. Cash paid was $8.2 million and $29.9 million was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean -built LR1 product tanker, for a total cost of $47.9 million. The $47.9 million consisted of: (i) cash paid of $16.6 million; (ii) the issuance of $3.0 million Series D Preferred; and (iii) $28.3 million was transferred from vessel deposits.

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean -built MR2 product tanker, for a total cost of $38.0 million. Cash paid was $4.6 million and $33.5 million was transferred from vessel deposits.

Disposal of a vessel

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million. This loss is included under the loss on sale of vessels in the consolidated statements of comprehensive income/(loss).

The historical results discussed below, and the historical financial statements and related notes included elsewhere in this Annual Report, present operating results of the fleet for the periods from January 1, 2012 to December 31, 2014.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2014	2013	2012
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company(4)	Hong Kong	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Shinyo Kieran Limited	Vessel-Owning Company(4)	British Virgin Is.	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(3)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company(4)	Hong Kong	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Shinyo Saowalak Limited	Vessel-Owning Company(4)	British Virgin Is.	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Alonnisos Shipping Corporation(5)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Makronisos Shipping Corporation(5)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/2 - 12/31	—
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/25 - 12/31	—
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/25 - 12/31	—
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	6/28 - 12/31	—
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	6/28 - 12/31	—
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	6/4 - 12/31	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	7/3 - 12/31	—
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	11/8 - 12/31	—
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	11/8 - 12/31	—
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	11/8 - 12/31	—
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/4 - 12/31	—	—
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/29 - 12/31	—	—
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	9/15 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	10/13 - 12/31	—	—

(1)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel, such vessels having been delivered during 2015.
(2)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(3)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(4)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(5)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

Our Charters

Our major customers during 2014 were: DOSCO and Navig8. For the year ended December 31, 2014, these two customers accounted for 22.4% and 28.8%, respectively, of Navios Acquisition’s revenue.

For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were, DOSCO and Navig8, which accounted for 32.0% and 22.4%, respectively.

For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were, DOSCO, and STX Panocean Co. Ltd which accounted for 43.3% and 10.7%, respectively.

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

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be any number of years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in a mix of short-term and long-term charter markets. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•	a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

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

Pursuant to the Management Agreement dated May 28, 2010, as amended on May 4, 2012, Navios Holdings provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were fixed for the first four years under this agreement for up to $300 per LR1 and MR2 product tanker vessels and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Effective as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

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

Administrative Services

On May 28, 2010, Navios Acquisition entered into the Administrative Services Agreement with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

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

Period over Period Comparisons

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

The following table presents consolidated revenue and expense information for the years ended December 31, 2014 and 2013. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2014	Year ended December 31, 2013
Revenue	$264,877	$202,397
Time charter and voyage expenses	(5,187)	(6,762)
Direct vessel expenses	(1,979)	(3,096)
Management fees (entirely through related party transactions)	(95,827)	(71,392)
General and administrative expenses	(14,588)	(7,017)
Depreciation and amortization	(67,718)	(63,880)
Loss on bond extinguishment	—	(33,973)
Interest income	720	315
Interest expenses and finance cost	(78,610)	(58,386)
Impairment loss	(11,690)	—
Gain/ (loss) on sale of vessels	22,599	(21,098)
Change in fair value of other assets	(1,188)	—
Equity in net earnings of affiliated companies	2,000	—
Other income	280	4,787
Other expense	(642)	(487)

Net income/ (loss)	$13,047	$(58,592)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2014 and 2013 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year Ended December 31, 2014	Year Ended December 31, 2013
FLEET DATA
Available days(1)	13,227	9,653
Operating days(2)	13,193	9,618
Fleet utilization(3)	99.7%	99.6%
Vessels operating at period end	37	33
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$19,633	$20,267

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

For the year ended December 31, 2014, Navios Acquisition had 13,227 available days, after it took delivery of 13 MR2 product tankers, two LR1 product tankers, two chemical tankers and seven VLCCs during the period from January 1, 2013 until December 31, 2014. The effect was partially mitigated by: (i) the sale of the Shinyo Splendor on May 6, 2014 to an unaffiliated third party; (ii) the sale of the Shinyo Navigator on December 6, 2013 to an unaffiliated third party; and (iii) the sale of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 1) on November 18, 2014.

There were 9,653 available days in the comparative period in 2013.

Revenue: Revenue for the year ended December 31, 2014 increased by $62.5 million or 30.9% to $264.9 million, as compared to $202.4 million for the same period in 2013. The increase was attributable to the acquisition of the vessels mentioned above and was partially offset by $28.2 million due to the sale of the Shinyo Navigator in December 2013 and the sale of the five VLCCs in 2014. As a result of the vessel acquisitions described above, available days of the fleet increased to 13,227 days for the year ended December 31, 2014, as compared to 9,653 days for year ended December 31, 2013. TCE decreased to $19,633 for the year ended December 31, 2014, from $20,267 for the year ended December 31, 2013.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2014 decreased by $1.6 million to $5.2 million, as compared to $6.8 million for the year ended December 31, 2013. The decrease was attributable to: (a) $1.7 million decrease in bunkers; and (b) $0.7 million decrease in voyage expenses incurred in the year due to the fact that certain vessels were employed in voyage charters in 2013. The decrease was partially mitigated by a: (a) $0.7 million increase in broker commission costs; and (b) $0.1 million increase in miscellaneous voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $2.0 million for the year ended December 31, 2014, as compared to $3.1 million for the year ended December 31, 2013.

Management fees: Management fees for the year ended December 31, 2014 increased by $24.4 million to $95.8 million, as compared to $71.4 million for the year ended December 31, 2013. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet and was partially mitigated by $7.9 million due to the sale of the Shinyo Navigator in December 2013 and the five VLCCs in 2014.

Pursuant to the Management Agreement, the Manager provides all of Navios Acquisition’s vessels with commercial and technical management services for a daily fee that was fixed at: $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel, through May 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Drydocking expenses were fixed until May 2014 for up to $0.3 million per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of the Management Agreement until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 per day per MR2 product tanker and chemical tanker vessel, $7,000 per day per LR1 product tanker vessel and reduced the rate by 5% to $9,500 per day per VLCC vessel. Drydocking expenses under this Management Agreement are reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2014 increased by $7.6 million or 107.9% to $14.6 million compared to $7.0 million for the year ended December 31, 2013. The increase was mainly attributable to a: (a) $4.2 million increase due to stock based compensation recognized in connection with the issuance of 2,100,000 restricted shares and options to purchase 1,500,000 shares of common stock; (b) $3.8 million increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet; partially mitigated by (c) $0.4 million decrease in other general and administrative expenses, including professional, other fees and travelling expenses. Pursuant to the Administrative Services Agreement, the Manager provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

For the years ended December 31, 2014 and 2013, the expenses charged by Navios Holdings for administrative services were $7.3 million and $3.5 million, respectively. The remaining balance of $7.3 million and $3.5 million of general and administrative expenses for the years ended December 31, 2014 and 2013, respectively, related to stock based compensation, as well as legal, consulting, travel and professional fees including audit fees for the years ended December 31, 2014 and December 31, 2013.

Depreciation and amortization: Depreciation and amortization increased by $3.8 million to $67.7 million for the year ended December 31, 2014 as compared to $63.9 million for the year ended December 31, 2013. The increase of $3.8 million was attributable to: (a) a net increase in depreciation expense of $10.2 million due to the acquisitions of the vessels described above partially mitigated due to the sale of the Shinyo Navigator in December 2013, the sale of the Shinyo Splendor in May 2014 and the sale of the four VLCCs to Navios Midstream in November 2014. The increase in depreciation expense was partially offset by the decrease of $6.3 million in amortization of favorable lease terms as a result of (a) the $5.6 million decrease in amortization expense, which includes $4.0 million of accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 product tanker vessels, following charterers’ default incurred in 2013; (b) a decrease in amortization of favorable lease terms of $0.4 million, due to the sale of the time charter-out contracts attached to four VLCCs sold to Navios Midstream; and (c) a decrease of $0.3 million in amortization of favorable lease terms due to the expiration of the time charter-out contract of the Shinyo Splendor in April 2014. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 6.28 to 8.52 years.

Loss on bond extinguishment: On November 13, 2013, Navios Acquisition completed the sale of $610.0 million of 8.125% Senior Notes due 2021 (the “2021 Notes”). The net proceeds from the sale of the 2021 Notes were used to redeem any and all of Navios Acquisition’s outstanding 2017 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $34.0 million loss in the consolidated statements of operations under “Loss on bond and debt extinguishment”, which was comprised of a $8.7 million loss relating to the write off of unamortized deferred finance costs and a $25.3 million loss relating to tender premium paid and cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment. During the year ended December 31, 2014, there was no loss on bond or debt extinguishment.

Interest income: Interest income for year ended December 31, 2014 increased by $0.4 million to $0.7 million compared to $0.3 million for the year ended December 31, 2013.

Interest expense and finance cost: Interest expense and finance cost, net for the year ended December 31, 2014 increased by $20.2 million to $78.6 million, as compared to $58.4 million for the year ended December 31, 2013. The increase was due to: (a) the increase in average outstanding loan balance to $575.1 million in the year ended December 31, 2014 from $532.3 million in the year ended December 31, 2013; and (b) the effect of the $610.0 million of 8.125% Senior Notes due 2021, which were issued on November 13, 2013, partially offset by the effect of $505.0 million of 8.625% due 2017 Notes extinguishment. As of December 31, 2014 and 2013, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,162.5 million and $1,154.4 million, respectively, and the weighted average interest rate for each of the years ended December 31, 2014 and 2013 was 5.73%.

Impairment loss: An impairment loss of $10.7 million related to the sale of Shinyo Splendor had been recognized under the line item “Impairment Loss” for the year ended December 31, 2014. As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was higher than its undiscounted future cash flows which resulted in an impairment loss. In addition, as of March 31, 2014, management reassessed the recoverable amount of a receivable and recognized an impairment loss of $1.0 million. There were no impairment losses during the year ended December 31, 2013. (Refer to Note 2(l) for further details related to the impairment test).

Gain/ (loss) on sale of vessels: On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million. The vessel’s aggregate net carrying amount as of the date of sale was $19.2 million (including the remaining carrying balance of dry dock and special survey costs in the amount of $1.0 million). The Company received net cash proceeds in the amount of $18.3 million and recognized a loss of $0.9 million. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of comprehensive income/ (loss).

On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 5), resulting in a gain on disposal of $23.5 million.

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million.

Change in fair value of other assets: As of March 31, 2014, management revalued its derivative assets at $2.3 million using publicly available trading data and recognized a fair value loss of $1.2 million in the consolidated statement of comprehensive income/(loss). See Note 14: Fair Value of Financial Instruments.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies increased by $2.0 million to $2.0 million for the year ended December 31, 2014, as compared to $0.0 million for the same period in 2013. The increase resulted from the equity in earnings of Navios Midstream which amounted to $1.2 million following the completion of its November 2014 IPO and the remaining increase resulted from the equity in earnings of Navios Europe. For the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

Other income: Other income decreased by $4.5 million to $0.3 million for the year ended December 31, 2014 compared to $4.8 million for the year ended December 31, 2013. The decrease was mainly attributed to income arising from a loss claim following the default of their charterers of two MR2 product tankers in June 2013, totaling $4.6 million, which did not reoccur in 2014.

Other expense: Other expense increased to $0.6 million for the year ended December 31, 2014 compared to $0.5 million for the same period in 2013. The increase of $0.2 million was mainly attributable to miscellaneous expenses.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

The following table presents consolidated revenue and expense information for the years ended December 31, 2013 and 2012. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	$202,397	$151,097
Time charter and voyage expenses	(6,762)	(2,824)
Direct vessel expenses	(3,096)	(2,622)
Management fees (entirely through related party transactions)	(71,392)	(47,043)
General and administrative expenses	(7,017)	(3,853)
Depreciation and amortization	(63,880)	(49,644)
Loss on bond extinguishment	(33,973)	—
Interest income	315	445
Interest expenses and finance cost	(58,386)	(49,432)
Loss on sale of vessel	(21,098)	—
Other income	4,787	280
Other expense	(487)	(202)

Net loss	$(58,592)	$(3,798)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2013 and 2012 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year Ended December 31, 2013	Year Ended December 31, 2012
FLEET DATA
Available days(1)	9,653	5,786
Operating days(2)	9,618	5,751
Fleet utilization(3)	99.6%	99.4%
Vessels operating at period end	33	19
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$20,267	$25,625

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

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

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2013 increased by $3.9 million to $6.8 million, as compared to $2.8 million for the year ended December 31, 2012. The increase was attributable to a: (a) $3.4 million increase in voyage expenses incurred in the year due to the fact that certain vessels were employed in voyage charter; and (b) $0.6 million increase in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $3.1 million for the year ended December 31, 2013, as compared to $2.6 million for the year ended December 31, 2012.

Management fees: Management fees for the year ended December 31, 2013 increased by $24.3 million to $71.4 million, as compared to $47.0 million for the year ended December 31, 2012. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet. Pursuant to the Management Agreement, the Manager provides all of Navios Acquisition’s vessels with commercial and technical management services for a daily fee that was fixed at: $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel, through May 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Drydocking expenses were fixed until May 2014 for up to $0.3 million per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2013 increased by $3.2 million or 82.1% to $7.0 million compared to $3.9 million for the year ended December 31, 2012. The increase was mainly attributable to a: (a) $1.1 million increase due to stock based compensation recognized in connection with the issuance of 2,100,000 restricted shares and options to purchase 1,500,000 shares of common stock; (b) $1.4 million increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet; and (c) $0.7 million increase in other general and administrative expenses, including professional, other fees and travelling expenses. On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the years ended December 31, 2013 and 2012, the expenses charged by Navios Holdings for administrative services were $3.5 million and $2.1 million, respectively. The remaining balance of $3.5 million and $1.7 million of general and administrative expenses for the years ended December 31, 2013 and 2012, respectively, related to stock based compensation for the year ended December 31, 2013, as well as legal, consulting, travel and professional fees including audit fees for the years ended December 31, 2013 and December 31, 2012.

Depreciation and amortization: Depreciation and amortization increased by $14.2 million to $63.9 million for the year ended December 31, 2013 as compared to $49.6 million for the year ended December 31, 2012. The increase of $14.2 million was attributable to: (a) an increase in depreciation expense of $11.8 million due to the acquisitions of the vessel the Nave Bellatrix in January 2013, the Nave Rigel in February 2013, the Nave Orion in March 2013, the Nave Atropos in April 2013, the Nave Titan and the Nave Equinox in June 2013, the Nave Capella, the Nave Pulsar and the Nave Universe in July 2013, the Nave Celeste in August 2013, the Nave Constellation, the Nave Alderamin, the Nave Dorado and the Bougainville in September 2013 and the Nave Lucida in October 2013; and (b) an increase of $4.0 million in accelerated amortization of the intangible assets associated with the charter-out contracts of two MR2 product tanker vessels, following charterer’s default, partially mitigated by a decrease in amortization of favorable and unfavorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contracts of the vessels of $1.6 million. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

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

Loss on sale of vessel: On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18.1 million. The loss on sale of $21.1 million was calculated as the sales price less the carrying value of the vessel of $38.5 million and related selling expenses of $0.7 million and bunkers written-off of $0.04 million. This loss is included under the loss on sale of vessels in the consolidated statements of comprehensive income/(loss).

Other income: Other income increased by $4.5 million to $4.8 million for the year ended December 31, 2013 compared to $0.3 million for the year ended December 31, 2012. Following the default of their charterer in June 2013, the original charters of two MR2 product tankers have been terminated. Pursuant to the rehabilitation plan of the defaulted charterer, Navios Acquisition will be paid, partly in cash and partly in shares, for a loss claim that was accepted by competent court in December 2013. Navios Acquisition recognized a $4.6 million income in the consolidated statements of comprehensive income/(loss) under “Other income” since the loss claim has been accepted by the court and the acceptance is irrevocable.

Other expense: Other expense increased to a $0.5 million for the year ended December 31, 2013 compared to $0.2 million for the same period in 2012. The increase of $0.3 million was mainly attributable to miscellaneous expenses.

B.	Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs. Please also refer to “Item 3.D. Risk Factors — Risks Related to Our Indebtedness.”

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full.

Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs of $0.3 million, amounted to $54.2 million.

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

On February 6, 2014, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of $51.0 million (divided in two tranches of $25.5 million each). The facility bears interest at a margin of LIBOR plus 310 bps. Each tranche of the facility is repayable in 28 consecutive quarterly equal repayment installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. In November 2014, the Company prepaid in full the loan.

On July 18, 2014, Navios Acquisition entered into a term loan facility of up to $132.4 million (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers and (iii) the refinancing of a credit facility with

Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. The refinancing was treated as a modification for accounting purposes. Each tranche of the facility is repayable in 20 equal quarterly installments of between approximately $0.34 million and $0.39 million, each with a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan is January 8, 2020. The first three tranches of the facility bear interest at LIBOR plus 325 bps per annum and the fourth through eighth tranches bear interest at LIBOR plus 310 bps per annum. The agreement also requires compliance with certain financial covenants. In November 2014, the Company prepaid an amount of $29.6 million which was the entire amount outstanding under the two tranches.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200.0 million for general corporate purposes. The loan provides for an arrangement fee of $4.0 million and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169.7 million from the facility. The facility matured and was repaid in full by December 29, 2014.

On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream for (a) cash consideration of $214.9 million; and (b) 9,342,692 subordinated units, 1,242,692 common units and 381,334 general partner units representing a 2% general partner interest in Navios Midstream and all of the incentive distribution rights in Navios Midstream (see Note 5).

Cash flows for the year ended December 31, 2014 compared to the year ended December 31, 2013:

The following table presents cash flow information for the years ended December 31, 2014 and 2013. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Net cash provided by/ (used in) operating activities	$75,985	$(29,571)
Net cash used in investing activities	(145,729)	(293,740)
Net cash provided by financing activities	41,402	363,300

Change in cash and cash equivalents	$(28,342)	$39,989

Cash provided by/ (used in) operating activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by operating activities increased by $105.6 million to $76.0 million inflow for the year ended December 31, 2014 as compared to $29.6 million outflow for the same period in 2013. The increase is analyzed as follows:

The net income for the year ended December 31, 2014 was $13.0 million compared to a $58.6 million loss for the year ended December 31, 2013. In determining net cash provided by operating activities for the year ended December 31, 2014, net income was adjusted for the effect of depreciation and amortization of $67.7 million, $22.6 million gain on sale of vessels, $9.1 million for amortization and write-off of deferred finance fees and bond premium, $2.0 million for the amortization of drydock and special survey costs, $5.3 million stock based compensation, $11.7 million impairment loss, $1.2 million change in fair value of other assets and $2.0 million of equity in net earnings of affiliated companies.

Amounts due to related parties increased by $20.1 million from $8.0 million at December 31, 2013 to $28.1 million at December 31, 2014. The increase of $20.1 million was a result of a $7.1 million increase of payables relating to management fees, $13.2 million increase in capitalized and other expenses, partially mitigated by a

$0.2 million decrease in payables relating to accrued administrative expenses and other items due to affiliated companies. Amounts due from related parties increased by $1.4 million to $1.4 million at December 31, 2014 from $0.0 million at December 31, 2013. Please refer to the relevant discussion below, under “Related Parties Transactions.”

Payment for drydock and special survey costs incurred in the year ended December 31, 2014 was $5.7 million and related to the drydock and special survey costs incurred for certain vessels of the fleet. Payment for drydock and special survey costs incurred in the year ended December 31, 2013 was $0.2 million.

Accounts receivable increased by $9.9 million from $8.4 million for the year ended December 31, 2013, to $18.3 million for the year ended December 31, 2014. The increase was attributed to the increase in receivables due from charterers by $9.9 million.

Restricted cash from operating activities decreased by $0.6 million for the year ended December 31, 2014 and related to the cash held in retention accounts for the payment of interest under our credit facilities.

Accounts payable was $1.6 million for each of the years ended December 31, 2014 and December 31, 2013.

Prepaid expenses and other current assets increased by $4.1 million to $8.7 million for the year ended December 31, 2014 from $4.6 million for the year ended December 31, 2013. The total increase in prepaid expenses and other current assets amounted to $7.6 million that resulted primarily from: (a) $6.6 million being advanced to certain counterparties for working capital purposes as per the charter contracts entered into with them with $3.2 million of the $6.6 million increase representing amounts reclassified from caption “Other long-term assets”, as in accordance with the terms of the charter contracts these are expected to be redelivered to the Company within the next twelve months from December 31, 2014; and (b) $1.0 million due to increase in inventory. The increase of $7.6 million was mitigated by the eventual sale of a derivative asset of $3.5 million during the year ended December 31, 2014. The revaluation of such derivative instrument in 2014 (See Note 14: Fair Value of Financial Instruments) resulted in the recognition of a fair value loss of $1.0 million, which is presented as a non-cash item.

Other long-term assets decreased by approximately $4.8 million to $0.7 million for the year ended December 31, 2014 from $5.5 million for the year ended December 31, 2013. Excluding the impairment loss and collection of the aforementioned $1.2 million long-term receivable that has been recognized pursuant to the rehabilitation plan of a defaulted charterer, other long-term assets decreased by $3.7 million primarily due to $3.2 million representing advances to certain counterparties for working capital purposes reclassified to caption “Prepaid expenses and other current assets”, and a $0.5 million decrease in other long-term assets.

Accrued expenses decreased by $1.7 million to $10.3 million for the year ended December 31, 2014, from $12.0 million on December 31, 2013. The decrease was attributable to a $1.7 million decrease in accrued professional fees and expenses, $0.1 million decrease in accrued interest partially mitigated by a $0.1 million increase in accrued voyage expenses.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue decreased by $5.7 million to $1.4 million for the year ended December 31, 2014 from $7.1 million on December 31, 2013.

Cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013.:

Net cash used in investing activities increased by $148.0 million to $145.7 million at December 31, 2014 from $293.7 million at December 31, 2013.

Net cash used in investing activities for the year ended December 31, 2014 resulted from: (a) $362.3 million paid for acquisitions of vessels; (b) $11.9 million paid as deposits for the acquisition of the vessels that were delivered to Navios Acquisition at various dates through February 2015; and (c) $4.5 million from a loan granted to Navios Europe. The $378.7 million was partially mitigated by the receipt of $233.0 million of net proceeds from the sales of the Shinyo Splendor in May 2014 and the four VLCCs in November 2014.

Net cash used in investing activities for the year ended December 31, 2013, resulted from: (a) $288.9 million paid for acquisitions of vessels; (b) $24.9 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through June 2015; and (c) $4.8 million for investment in Navios Europe; and (d) $2.7 million from the loan granted to Navios Europe. The $321.2 million was partially mitigated by a $10.1 million decrease in restricted cash and $17.4 million from net proceeds from the sale of a vessel.

Cash provided by financing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by financing activities decreased by $321.9 million to $41.4 million at December 31, 2014 from $363.3 million at December 31, 2013.

Net cash provided by financing activities for the year ended December 31, 2014 was $41.4 million. Net cash provided by financing activities resulted from a $161.9 million loan proceeds net of deferred finance fees, $165.7 million loan proceeds from a related party, net of deferred finance cost, $59.6 million proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs, $54.3 million from net proceeds from equity offerings and a $17.7 million increase in restricted cash. This increase was partially offset by: (a) $216.2 million of loan repayments; (b) a $169.7 million repayment of a loan from a related party; and (c) dividends paid of $31.9 million.

Net cash provided by financing activities for the year ended December 31, 2013 was $363.3 million. Net cash provided by financing activities resulted from a $155.6 million loan proceeds net of deferred finance fees, $595.4 million proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs and $307.5 million from net proceeds from equity offerings. This increase was partially offset by: (a) $505.0 million repayment of the 2017 Notes; (b) $22.9 million payment to a related party; (c) a $12.3 million increase in restricted cash; (d) $100.2 million of loan repayments; (e) a $35.0 million repayment of a loan from a related party; and (f) dividends paid of $19.7 million.

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

The net loss for the year ended December 31, 2013 was $58.6 million compared to a $3.8 million loss for the year ended December 31, 2012. In determining net cash provided by operating activities for the years ended December 31, 2013, net loss was adjusted for the effect of depreciation and amortization of $63.9 million, $21.1 million loss on sale of vessel, $11.6 million for amortization and write-off of deferred finance fees and bond premiums, $3.4 million non-cash settlement received, (See Note 21: Other Income), $3.1 million for the amortization of drydock and special survey costs and $1.1 million stock based compensation. For the period ended December 31, 2012, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $49.6 million, $2.8 million amortization and write-off of deferred financing cost, net and $2.6 million for the amortization of drydock and special survey costs.

Amounts due to related parties decreased by $77.5 million from $85.5 million at December 31, 2012 to $8.0 million at December 31, 2013. Excluding the effect of payment to related party for newbuilding costs of $22.9 million (see Note 16: Transactions with Related Parties) the decrease was a result of a $45.5 million decrease of payables relating to management fees and a $9.1 million decrease in payables relating to accrued administrative expenses and other items due to affiliated companies. Please refer to relevant discussion below, under “Related Party Transactions.”

Payment for drydock and special survey cost incurred in the year ended December 31, 2013 was $0.2 million and related to the drydock and special survey costs incurred for certain vessels of the fleet. Payment for drydock and special survey cost incurred in the year ended December 31, 2012 was $2.9 million.

Accounts receivable increased by $3.3 million from $5.1 million for the year ended December 31, 2012, to $8.4 million for the year ended December 31, 2013 due to the increase in receivables due from charterers.

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

Prepaid expenses and other current assets increased by $1.9 million to $4.6 million for the year ended December 31, 2013 from $2.7 million for the year ended December 31, 2012. The increase by $1.9 million was due to short-term receivables of $3.4 million recognized pursuant to the rehabilitation process for the defaulted charterer which is included as non-cash item, partially mitigated by $1.6 million representing the amounts advanced to certain counterparties for working capital purposes as per the charters entered with them that were reclassified under the caption “Other long term assets.”

Other long term assets increased by $4.6 million to $5.5 million for the year ended December 31, 2013 from $0.9 million for the year ended December 31, 2012. The increase is due to a (a) $1.2 million long term receivables recognized pursuant to the rehabilitation process incurred above and (b) $3.9 million increase in the advances paid to certain counterparties for working capital purposes as per the charters entered with them mitigated by a decrease of $0.4 million in other long term receivables.

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

Net cash used in investing activities for the year ended December 31, 2013 resulted from: (a) $288.9 million paid for acquisitions of vessels; (b) $24.9 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through June 2015; (c) $4.8 million for investment in Navios Europe; and (d) $2.7 million from a loan granted to Navios Europe. The $321.2 million was partially mitigated by a $10.1 million decrease in restricted cash and $17.4 million from net proceeds from the sale of a vessel.

Net cash used in investing activities for the year ended December 31, 2012 resulted from: (a) $83.3 million paid for the acquisition of vessels; and (b) $142.1 million paid as deposits for the acquisition of the vessels that were delivered to Navios Acquisition at various dates through October 2014. The $225.4 million was partially offset by a $19.4 million decrease in restricted cash.

Cash provided by financing activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

Net cash provided by financing activities decreased by $237.7 million to $363.3 million at December 31, 2013 from $125.6 million at December 31, 2012.

Net cash provided by financing activities for the year ended December 31, 2013 was $363.3 million. Net cash provided by financing activities resulted from a $155.6 million loan proceeds net of deferred finance fees, $595.4 million proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs and $307.5 million from net proceeds from equity offerings. This increase was partially offset by: (a) $505.0 million repayment of the 2017 Notes; (b) $22.9 million payment to a related party; (c) a $12.3 million increase in restricted cash; (d) $100.2 million of loan repayments; (e) a $35.0 million repayment of a loan from a related party; and (f) dividends paid of $19.7 million.

Net cash provided by financing activities for the year ended December 31, 2012 was $125.6 million. Net cash provided by financing activities resulted from a $162.8 million loan proceeds net of deferred finance fees and $5.0 million proceeds from a related party loan, net of deferred finance fees. This increase was partially offset by: (a) an $8.7 million increase in restricted cash; (b) $13.7 million for loan repayments; (c) a $10.0 million repayment of a loan from a related party; and (d) dividends paid of $9.8 million.

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

Expressed in thousands of U.S. dollars	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)	Year Ended December 31, 2012 (unaudited)
Net cash flows from operating activities	$75,985	$(29,571)	$81,877
Net increase in operating assets	17,375	8,231	3,030
Net (increase) /decrease in operating liabilities	(7,972)	60,080	(33,619)
Net interest cost	77,890	58,071	48,987
Amortization of deferred finance fees	(9,111)	(2,908)	(2,820)
Non-cash settlement received	—	3,446	—
Equity in net earnings of affiliates	2,000	—	—

Adjusted EBITDA(1)	$156,167	$97,349	$97,455

(1)

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Net cash provided by/ (used in) operating activities	$75,985	$(29,571)	$81,877
Net cash used in investing activities	$(145,729)	$(293,740)	$(205,956)
Net cash provided by financing activities	$41,402	$363,300	$125,625

EBITDA represents net income/ (loss) plus interest expense and finance costs, interest income, plus depreciation and amortization and income taxes.

Adjusted EBITDA in this document represents EBITDA, before stock based compensation, gain/ (loss) on sale of vessels, impairment loss, change in fair value of other assets and the write-off of unamortized deferred finance costs and bond premiums in connection with the bond extinguishment.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA for the year ended December 31, 2014 increased by approximately $58.8 million to $156.2 million from $97.3 million in the year ended December 31, 2013. The increase in Adjusted EBITDA was due to a: (a) $62.5 million increase in revenue; (b) $25.3 million decrease in expenses relating to cash portion of loss on bond extinguishment; (c) $1.6 million decrease in time charter expenses; and (d) $2.0 million increase in equity in net earnings of affiliated companies, partially mitigated by a: (i) $24.4 million increase in management fees and a $3.4 million increase in general and administrative expenses due to the increased number of vessels in Navios Acquisition’s fleet; and (ii) $4.7 million net decrease in other income/ (expense).

Adjusted EBITDA for the year ended December 31, 2013 decreased by $0.1 million to $97.3 million from $97.5 million in the year ended December 31, 2012. The decrease in Adjusted EBITDA was due to a: (i) $25.3 million increase in expenses relating to cash portion of loss on bond extinguishment; (ii) $24.3 million increase in management fees; (iii) $3.9 million increase in time charter expenses; (iv) $2.1 million increase in general and administrative expenses; and (v) $0.3 million increase in other expense. The above decrease was partially mitigated by a: (a) $51.3 million increase in revenue due to the acquisitions of the vessels described above; and (b) $4.5 million increase in other income.

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014, the Company completed a sale of $60.0 million of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59.6 million.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

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

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2014.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance, are 100% owned. Navios Acquisition does not have any independent assets or operations. Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010 with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and $128.3 million was outstanding.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, $69.8 million was outstanding with no amount remaining to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.45 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $0.5 million in relation to an amendment to its credit facility. On November 13, 2014, the Company prepaid an amount of $18.4 million which was the entire amount outstanding under one of the two tranches. As of December 31, 2014, the facility was fully drawn and $17.9 million was outstanding. The outstanding balance is repayable in six quarterly installments of $0.45 million each, with final balloon payment of $15.2 million to be repaid on the last repayment date.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million is drawn (divided into two tranches of $26.1 million and 25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $43.8 million was outstanding as of December 31, 2014.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $41.0 million was outstanding as of December 31, 2014.

ABN AMRO Bank N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V. of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The loan bears interest at a rate of LIBOR plus 325 bps. In November 2014, the outstanding balance of $35.7 million was fully prepaid.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2014, $25.0 million was drawn and outstanding under this loan agreement with $3.2 million remaining to be drawn.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and $55.1 million was outstanding.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and paid $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. In December 2014, the facility was renewed for one year. As of December 31, 2014, there was no amount outstanding under this facility with $40.0 million available to be drawn.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200.0 million for general corporate purposes. The loan provides for an arrangement fee of $4.0 million and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169.7 million from the facility. The facility matured and was repaid in full by December 29, 2014.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.2 million each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.32 million with a final balloon payment of $11.3 million to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and $37.2 million was outstanding.

HSH Nordbank AG: On February 6, 2014, Navios Acquisition entered into a loan agreement of up to $51.0 million (divided in two tranches of $25.5 million each). The facility bears interest at a margin of LIBOR plus 310 bps. In November 2014, the outstanding balance of $48.6 million was fully repaid.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On July 18, 2014, Navios Acquisition entered into a term loan facility of up to $132.4 million (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of a credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. The refinancing was treated as a modification for accounting purposes. Each tranche of the facility is repayable in 20 equal quarterly installments of between approximately $0.34 million and $0.39 million, each with a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan is January 8, 2020. The first three tranches of the facility bear interest at LIBOR plus 325 bps per annum and the fourth through eighth tranches bear interest at LIBOR plus 310 bps per annum. The agreement also requires compliance with certain financial covenants. On November 13, 2014, the Company prepaid an amount of $29.6 million which was the entire amount outstanding under the two tranches. As of December 31, 2014, the amount of $74.6 million was drawn and outstanding and $22.8 million remained to be drawn.

As of December 31, 2014, the total amount available to be drawn from all our facilities was $66.0 million.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel, including vessels under construction; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of December 31, 2014, the Company was in compliance with its covenants.

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

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the tanker market at any given time. For other trends affecting our business, please see other discussions in “Item 5. Operating and Financial Review and Prospects”.

E.	Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of December 31, 2014, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion in “Item 5F. Contractual Obligations and Contingencies”.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2014:

	Payments due by period
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1)	$33,431	$110,307	$220,259	$798,525	$1,162,522
Vessel deposits(2)	29,368	—	—	—	29,368

Total contractual obligations	$62,799	$110,307	$220,259	$798,525	$1,191,890

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of December 31, 2014, the amount undrawn from the revolving facility was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million.

1.	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum or the $670.0 million Notes which have a fixed rate of 8.125%.

2.	Remaining contractual installments for the Navios Acquisition tanker vessels delivered on various dates through February 2015.

3.	Backstop Agreement: On November 18, 2014, Navios Acquisition entered into a backstop agreement with Navios Midstream. In accordance with the terms of the backstop agreement, Navios Acquisition has committed to charter – in the Shinyo Ocean and the Shinyo Kannika for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Furthermore, Navios Acquisition has committed to charter–in the following option vessels: a) the Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate; and b) the Nave Galactic and the Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit-sharing.

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

Fair Value of Vessels: As of December 31, 2014, Navios Acquisition owned and operated a fleet of 37 vessels, with an aggregate carrying value of $1,381.7 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2014, the carrying value of 20 of Navios Acquisition’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $118.8 million in the aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2014 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price(1)	Carrying Value as of December 31, 2014(1)
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$44.2	$35.9	*
Nave Ariadne	7/2/2010	$44.1	$35.8	*
Nave Cosmos	10/27/2010	$31.8	$26.9	*
C. Dream	9/10/2010	$62.2	$49.7	*
Nave Polaris	1/27/2011	$31.8	$27.2	*
Nave Orbit	7/12/2011	$37.3	$33.2	*
Nave Equator	7/18/2011	$37.3	$33.5	*
Nave Andromeda	11/14/2011	$44.3	$39.4	*
Nave Estella	1/20/2012	$44.6	$39.9
Nave Atria	7/31/2012	$37.6	$34.3	*
Nave Cassiopeia	8/31/2012	$43.8	$40.2
Nave Cetus	10/31/2012	$44.0	$40.6
Nave Aquila	11/9/2012	$37.8	$34.9	*
Nave Bellatrix	1/24/2013	$38.0	$35.4	*
Nave Orion	3/22/2013	$38.1	$35.7	*
Nave Rigel	2/13/2013	$47.9	$44.6	*
Nave Atropos	4/24/2013	$48.2	$45.3	*
Nave Titan	6/10/2013	$37.1	$35.1	*
|Nave Capella	7/9/2013	$37.2	$35.2
Nave Alderamin	9/3/2013	$37.3	$35.6
Nave Universe	7/22/2013	$34.2	$32.5
Nave Constellation	9/5/2013	$34.3	$32.7
Nave Equinox	6/26/2013	$23.5	$21.9
Nave Pulsar	7/9/2013	$23.6	$22.1
Bougainville	9/30/2013	$35.6	$34.0
Nave Dorado	9/24/2013	$16.8	$15.8
Nave Lucida	10/23/2013	$16.8	$15.9
Nave Celeste	8/12/2013	$35.9	$37.3
Nave Jupiter	05/07/2014	$39.6	$38.7	*
Nave Luminosity	09/19/2014	$39.6	$39.2	*
Nave Pyxis	11/20/2014	$33.4	$33.3
Nave Galactic	02/04/2014	$53.5	$51.8	*
Nave Quasar	02/12/2014	$54.7	$53.1
Nave Buena Suerte	03/10/2014	$57.2	$55.6	*
Nave Neutrino	06/16/2014	$43.7	$42.5
Nave Synergy	12/09/2014	$76.9	$76.7
Nave Electron	07/21/2014	$41.2	$40.2	*
		$1,485.1	$1,381.7

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2014, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the company’s vessels, the estimated scrap value per LWT was increased to $360 per LWT.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Impairment of long-lived Asset Group: Vessels, other fixed assets and other long lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and, as a result, performed an impairment test of the specific asset group. The recoverability test was based on undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included determining the net operating cash flows by considering the charter revenues from the existing time charter until its expiration, net of brokerage and address commissions and management fees and an estimate of sale proceeds from its disposal based on market valuations for such vessel. The carrying amount of the asset group was more than its undiscounted future cash flows. As a result, the entity failed the recoverability test (step one) of the impairment test and proceeded with step two of the impairment analysis. An impairment loss in the amount of $10.7 million was recognized on this asset group as the carrying amount of the asset group was not recoverable and exceeded its fair value as of March 31, 2014. The Shinyo Splendor was sold on May 6, 2014 to an unaffiliated third party for a net cash consideration of $18.3 million (refer to Note 5 “Vessels, Net”).

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2014, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included the volatility in the charter market and related impact that the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and deposits for newbuildings and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of the Company’s remaining charter agreement rates and the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleet’s historical performance.

In connection with its impairment testing on its vessels as of December 31, 2014, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flow for unfixed days, ranging from 26% to 67% (depending on the vessel).

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Impairment loss recognized amounted to $10.7 million for the year ended December 31, 2014. No impairment loss was recognized for the years ended December 31, 2013 and 2012.

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

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

Recent Accounting Pronouncements

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Acquisition were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, “Income Statement Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Acquisition plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Acquisition’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Acquisition’s results of operations, financial position or cash flows.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, which changed the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Acquisition’s results of operations, financial position or cash flows.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	50	Chairman, Chief Executive Officer and Director
Leonidas Korres	39	Chief Financial Officer
Vasiliki Papaefthymiou	46	Secretary
Anna Kalathakis	45	Director, Senior Vice President — Legal Risk Management
George Galatis	52	Director
John Koilalous	84	Director
Brigitte Noury	68	Director
Ted C. Petrone	59	Director
Nikolaos Veraros, CFA	44	Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Maritime Holdings Inc. (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 and the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Anna Kalathakis has been a member of our Board of Directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Chief Legal Risk Officer from since November 2012 and Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings, etc.). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar in Greece, in 2003. She received a bachelor’s degree International Relations from Georgetown University and holds a master of business administration degree from European University in Brussels and a juris doctor degree from Tulane Law School.

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

Ted C. Petrone has been a member of our Board of Directors since our inception and was our President from our inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 36 years, 33 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. For the last 15 years, Mr. Petrone has been responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

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

For each of the years ended December 31, 2014, 2013 and 2012 aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous, George Galatis and Brigitte Noury, will expire at our 2015 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2016 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2017 annual meeting, as their term was renewed for three years at our 2014 annual meeting.

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

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings, Navios Partners and Navios Midstream.

•	Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, Navios Partners and Navios Midstream. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, a member of our Board of Directors, is the vice chairman of Navios Corporation, a subsidiary of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

•	We entered a Management Agreement, initially set to expire on May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC tanker vessel for the first four years of the term of that agreement. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel.

•	We entered into an Administrative Services Agreement with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

•	We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

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

Please see “Item 7. Major Stockholders and Related Party Transactions.”

Facilities

We do not own any real estate or other physical property. Our principal executive office is located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.

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

Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Stockholders and Related Party Transactions.”

E.	Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 151,864,942 shares of common stock outstanding as of March 27, 2015, of our common stock held by Navios Holdings, each of our officers and directors (who own in excess of 1% of our outstanding shares of common stock) and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	65,301,220	(2)	43.0%
Angeliki Frangou(3)	3,902,628		2.5%
All of our officers and directors as a group(3)	4,635,801		3.0%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 151,864,942 shares of common stock outstanding as of March 27, 2015 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of March 27, 2015 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	65,301,220	43.0%
A. Lawrence Caroll Trust(2)	12,695,000	7.97%

(1)	The business address of the reporting person is offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D/A filed with the SEC on March 27, 2015.
(2)	The business address of the reporting person is 415 L’Ambiance Drive, #804, Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A with the SEC on February 11, 2015.

B.	Related Party Transactions

Equity offerings

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition. Dividends paid to the Series C Convertible Preferred Stock were $1.5 million for each of the years ended December 31, 2014 and 2013.

On February 20, 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3.0 million and offering costs of $0.3 million, amounted to $54.3 million.

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

In May 2013, Navios Acquisition completed the placement of a total of 32,876,712 shares of its common stock, at a price of $3.65 per share, representing gross proceeds of $120.0 million. The placement included a registered direct offering of 16,438,356 shares of common stock which raised $60.0 million of gross proceeds and a private placement of 16,438,356 common shares to Navios Holdings, which raised $60.0 million of gross proceeds. Both placements closed on May 21, 2013. Total net proceeds of the transactions in May 2013, net of agents’ costs of $4.2 million and offering costs of $0.4 million, amounted to $115.4 million.

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

Stock options and restricted shares

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest ratably over three years.

The fair value of stock option grants was determined with reference to the option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock was determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock based arrangements described above amounts to $5.3 million, $1.1 million and $0.0, for each of the years ended December 31, 2014, December 31, 2013, and December 31, 2012, respectively, it is reflected in general and administrative expenses on the Statement of Comprehensive Income/ (Loss).

There were no restricted stock or stock options exercised, forfeited or expired during the years ended December 31, 2014 or 2013. On October 24, 2014, 699,994 restricted shares were vested and 500,000 stock options were vested. There was no vesting of restricted shares or stock options during the year ended December 31, 2013. Accordingly, as of December 31, 2014 and 2013, restricted shares outstanding and non-vested amounted to 1,400,006 and 2,100,000, respectively and the number of stock options outstanding and non-vested as of December 31, 2014 and 2013 amounted to 1,000,000 and 1,500,000, respectively. There were no stock options exercised during the years ended December 31, 2014.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $0.4 million and $2.8 million, respectively, as of December 31, 2014 and is expected to be recognized over the weighted average period of 1.82 years.

Navios Midstream

In November 2014, Navios Maritime Midstream Partners LP (“Navios Midstream”), a Company formed as a subsidiary of the Company, completed an initial public offering (“IPO”) of its units in the United States and is listed on the NYSE.

In connection with the IPO of Navios Midstream, the Company sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the net proceeds from the IPO amounting to $110.4 million; (ii) $104.5 million of the $126.0 million borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream.

Following the IPO, the Company concluded that it does not hold a controlling financial interest in Midstream and deconsolidated the vessels sold as of the IPO date. (See Note 9, “Investment in affiliates”).

The Navios Holdings Credit Facilities

In September 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. In December 2014 the facility was renewed for one year. As of December 31, 2014, there was no outstanding amount under this facility. For the years ended December 31, 2014, 2013 and 2012, interest expense in relation to this facility amounted to $0.0, $0.2 million and $1.2 million, respectively, and was included under interest expense and finance cost, net in the statement of comprehensive income/ (loss).

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200.0 million for general corporate purposes. The loan provides for an arrangement fee of $4.0 million and bore a fixed interest of 600 bps. The facility matured and was repaid in full on December 29, 2014. For the year ended December 31, 2014, interest expense in relation to this facility amounted to $0.3 million and was included under interest expense and finance cost, net in the statement of comprehensive income/ (loss).

The Management Agreement

We have entered into Management Agreement with the Manager, pursuant to which the Manager provides certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities, including other Navios Holdings subsidiaries.

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

Pursuant to a Management Agreement dated May 28, 2010, the Manager, a subsidiary of Navios Holdings, provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended the existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses were fixed through May 2014 for up to $0.3 million per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost of occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Effective as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $95.8 million, $71.4 million and $47.0 million, respectively.

The Management Agreement may be terminated prior to the end of its term by us upon 120-days’ notice if there is a change of control of the Manager or by the Manager upon 120-days’ notice if there is a change of control of Navios Acquisition. In addition, the Management Agreement may be terminated by us or by the Manager upon 120-days’ notice if:

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

The Administrative Services Agreement

On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially set to expire in May 2015 that was later extended until May 2020, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services.

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

The administrative services include:

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

For the years ended December 31, 2014, 2013 and 2012, the fees for administrative services rendered by Navios Holdings amounted to $7.3 million, $3.5 million and $2.1 million, respectively.

Navios Europe

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 9 for the Investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2014 and 2013, Navios Acquisition’s portion of the outstanding amount relating to portion of the investment in Navios Europe (47.5% of the $10.0 million) is $4.8 million and $4.8 million, respectively, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans, excluding interest receivable, was $7.1 million and $2.7 million, respectively, under the caption “Loan receivable from affiliates.” As of December 31, 2014, the amount undrawn from the revolving facility was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million.

Registration Rights

Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the IPO, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants), the co-investment shares and such other shares of common stock purchased pursuant to the limit orders described above are entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us. In addition, we have registered the 1,677,759 shares of common stock issued in connection with the VLCC Acquisition. The resale registration statement became effective on January 19, 2011.

In addition, in connection with the private placement of 17,702,491 shares that was completed on February 26, 2013, we have granted registration rights to Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners.

In connection with the private placements of 16,438,356 shares and of 12,987,013 shares that were completed on May 21, 2013 and on September 16, 2013, respectively, we have granted registration rights to Navios Holdings.

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

In addition, under the Acquisition Omnibus Agreement we have agreed, and will cause our subsidiaries to agree, not to acquire, own, operate or charter drybulk carriers (“Drybulk Carriers”). Pursuant to an agreement between them, Navios Holdings and Navios Partners may be entitled to a priority over each other depending on the class and charter length of any Drybulk Carrier. This restriction will not:

(1) prevent us or any of our subsidiaries from acquiring a Drybulk Carrier(s) and any related charters as part of the acquisition of a controlling interest in a business or package of assets and owning and operating or chartering those vessels; provided, however, that:

(a) if less than a majority of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we must offer to sell such Drybulk Carrier(s) and related charter to Navios Holdings or Navios Partners, as the case may be, for their fair market value plus any additional tax or other similar costs to us that would be required to transfer the Drybulk Carrier(s) and related charter(s) to Navios Holdings or Navios Partners, as the case may be, separately from the acquired business; and

(b) if a majority or more of the value of the total assets or business acquired is attributable to a Drybulk Carrier(s) and related charter(s), as determined in good faith by us, we shall notify Navios Holdings or Navios Partners, as the case may be, in writing of the proposed acquisition. Navios Holdings or Navios Partners, as the case may be, shall, not later than the 15th calendar day following receipt of such notice, notify us if it wishes to acquire the Drybulk Carrier(s) forming part of the business or package of assets in cooperation and simultaneously with us acquiring the Non-Drybulk Carrier assets forming part of that business or package of assets. If Navios Holdings and Navios Partners do not notify us of their intent to pursue the acquisition within 15 calendar days, we may proceed with the acquisition as provided in (a) above.

(2) prevent us or any of our subsidiaries from owning, operating or chartering a Drybulk Carrier(s) subject to the offer to Navios Holdings or Navios Partners described in paragraph (1) above, pending their determination whether to accept such offer and pending the closing of any offer they accept; or

(3) prevent us or any of our subsidiaries from acquiring, operating or chartering a Drybulk Carrier(s) if Navios Holdings and Navios Partners have previously advised us that they consent to such acquisition, operation or charter, or if they have previously been offered the opportunity to purchase such Drybulk Carrier(s) and have declined to do so.

If we or any of our subsidiaries owns, operates and charters Drybulk Carriers pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

The Midstream Omnibus Agreement

Navios Acquisition entered into an Omnibus Agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Maritime Midstream GP LLC (“the Navios Midstream General Partner”). The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement

On November 18, 2014, Navios Acquisition entered into a backstop agreement with Navios Midstream. In accordance with the terms of the backstop agreement, Navios Acquisition has committed to charter–in the Shinyo Ocean and the Shinyo Kannika for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Furthermore, Navios Acquisition has committed to charter–in the following option vessels: a) the Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate; and b) the Nave Galactic and the Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit-sharing.

Navios Midstream General Partner Option Agreement with Navios Holdings

Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in the Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty- five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: Navios Acquisition has granted options to Navios Midstream exercisable until November 2016, to purchase up to seven VLCCs from Navios Acquisition at fair market value.

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

On February 7, 2014, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $8.0 million was paid on April 8, 2014 out of which $7.6 million was paid to the stockholders of record as of March 19, 2014 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On May 9, 2014, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2014 of $0.05 per share of common stock payable on July 3, 2014 to stockholders of record as of June 17, 2014. A dividend in the aggregate amount of $8.0 million was paid on July 3, 2014 out of which $7.6 million was paid to the stockholders of record as of June 17, 2014 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On August 11, 2014, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2014 of $0.05 per share of common stock payable on October 1, 2014 to stockholders of record as of September 17, 2014. A dividend in the aggregate amount of $8.0 million was paid on October 2, 2014 out of which $7.6 million was paid to the stockholders of record as of September 17, 2014 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On October 31, 2014, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2014 of $0.05 per share of common stock payable on January 6, 2015 to stockholders of record as of December 17, 2014. A dividend in the aggregate amount of $8.0 million was paid on January 6, 2015 out of which $7.6 million was paid to the stockholders of record as of December 17, 2014 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

As of December 31, 2014, Navios Acquisition paid a dividend of $0.8 million to the holders of the 540 shares of Series B and Series D Preferred Stock.

On February 6, 2015, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2014 of $0.05 per share of common stock payable on April 2, 2015 to stockholders of record as of March 18, 2015.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

B.	Significant Changes

Not Applicable.

Item 9.	Listing Details

Our shares of common stock are traded on the New York Stock Exchange under the symbol “NNA.”

The following table sets forth the high and low closing sales prices of Navios Acquisition’s common stock on the New York Stock Exchange.

	Price Range Common Stock
	High	Low
Year Ended:
December 31, 2014	$4.85	$2.47
December 31, 2013	$4.50	$2.45
December 31, 2012	$3.66	$2.11
December 31, 2011	$4.55	$2.51
December 31, 2010	$9.95	$3.84

Quarter Ended:
December 31, 2014	$3.73	$2.47
September 30, 2014	$3.68	$2.71
June 30, 2014	$3.90	$3.49
March 31, 2014	$4.85	$3.63
December 31, 2013	$4.50	$3.66
September 30, 2013	$4.16	$3.47
June 30, 2013	$3.96	$3.10
March 31, 2013	$3.45	$2.45

Month Ended:
March 31, 2015 (through March 25, 2015)	$3.55	$3.20
February 28, 2015	$3.60	$3.35
January 31, 2015	$4.00	$3.33
December 31, 2014	$3.73	$2.73
November 30, 2014	$3.14	$2.56
October 31, 2014	$3.17	$2.47
September 30, 2014	$3.42	$2.71

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

•	Indenture, dated October 21, 2010, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association (“Wells Fargo”), as trustee and collateral trustee (the “Indenture”). Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	First Supplemental Indenture, dated November 9, 2010, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such First Supplemental Indenture as guarantors to the Indenture.

•	Second Supplemental Indenture, dated May 20, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entity identified in such Second Supplemental Indenture as a guarantor to the Indenture.

•	Third Supplemental Indenture, dated May 26, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, to ratify and confirm the Indenture following the issuance of the Additional Notes. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain terms relating to the Additional Notes.

•	Fourth Supplemental Indenture dated July 1, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Fourth Supplemental Indenture as guarantors to the Indenture.

•	Fifth Supplemental Indenture dated December 15, 2011, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Fifth Supplemental Indenture as guarantors to the Indenture.

•	Sixth Supplemental Indenture dated June 20, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Sixth Supplemental Indenture as guarantors to the Indenture.

•	Seventh Supplemental Indenture dated August 12, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to add the entities identified in such Sixth Supplemental Indenture as guarantors to the Indenture.

•	Eighth Supplemental Indenture dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo, which was entered into in order to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make certain other changes.

•	Indenture, dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Acquisition Agreement, dated April 8, 2010, between Navios Acquisition and Navios Holdings. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Management Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 4, 2012. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO.

•	Securities Purchase Agreement, dated July 18, 2010, between Navios Acquisition and Vanship Holdings Limited, entered into in connection with the VLCC Acquisition.

•	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and Fortis Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Revolving Credit Facility for $80.0 revolving credit facility, dated September 2010, among certain vessel-owning subsidiaries and Cyprus Popular Bank Co Ltd. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and ABN AMRO BANK N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	First Supplemental Agreement, dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52.0 million term loan facility, which amends certain terms of the Facility Agreement, including providing for additional definitions relating to new charters, amending provisions relating to prepayments upon termination of charters within a certain period of time and associated adjustments to the repayment installments and providing for mandatory prepayment of a minimal amount, and an associated adjustment to a future installment payment, in the event the initial charter period is not extended by July 2012.

•	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011, between Navios Acquisition and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $51.0 million term loan facility, dated December 7, 2011. between Navios Acquisition and DVB Bank S.E. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Navios Acquisition and NORDDEUTSCHE LANDESBANK GIROZENTRALE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Navios Acquisition, DVB Bank SE and Emporiki Bank of Greece S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for $40.0 million, dated September 7, 2010, between Navios Acquisition and Navios Holdings (the “Loan Agreement”). Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Letter Agreement Nr. 1 to the Loan Agreement, dated as of October 21, 2010, which provided that the loan would be a revolving facility.

•	Letter Agreement Nr. 2 to the Loan Agreement, dated November 8, 2011, pursuant to which Navios Holdings agreed to extend the maturity date from April 1, 2012 to December 31, 2014.

•	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013, between Navios Acquisition (through Iraklia Shipping Corporation, Samothrace Shipping Corporation and Thasos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013, between Navios Acquisition (through Donoussa Shipping Corporation and Schinousa Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014, between Navios Acquisition (through Tinos Shipping Corporation and Thera Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement between Navios Europe, Navios Acquisition, Navios Holdings. and Navios Partners, as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million entered into for the purpose of partly financing the acquisition cost of ten vessels by the term facility and for providing additional working capital to Navios Europe pursuant to the Master Agreement, dated December 13, 2013, between Navios Europe and HSH Nordbank AG.

•	Term loan facility agreement of up to $132.4 million, dated July 18, 2014, with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Short term credit facility for up to $200.0 million, dated November 11, 2014, with Navios Holdings for general corporate purposes. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 17,544,300 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Form of Co-Investment Share Purchase Agreement, which was entered into by Navios Acquisition and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners for the purchase of an aggregate of 158,191 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Registration Rights Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings and the management investors party thereto. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 16,438,356 shares of common stock of Navios Acquisition for $3.65 per share in a private placement that was completed on May 21, 2013.

•	Registration Rights Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 12,897,013 shares of common stock of Navios Acquisition for $3.85 per share in a private placement that was completed on September 16, 2013.

•	Registration Rights Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	First Supplemental Indenture, dated January 8, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Second Supplemental Indenture, dated February 20, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Third Supplemental Indenture, dated March 31, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fourth Supplemental Indenture dated May 28, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Fifth Supplemental Indenture dated December 4, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Backstop Agreement, dated November 18, 2014, with Navios Midstream providing for a backstop commitment relating to Shinyo Ocean and Shinyo Kannika and for three of the seven option vessels. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream General Partner Option Agreement, dated November 18, 2014, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Administrative Services Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

D.	Exchange controls

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

Other Jurisdictions

The Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. As of January 1, 2014, foreign-flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

The U.S. federal income tax consequences to a beneficial owner of shares of our common stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; persons holding shares of our common stock through partnerships, trusts or other entities; beneficial owners of shares of our common stock that own 2% or more (by vote or value) of our outstanding capital stock; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

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

Currently, Navios Holdings (a Marshall Islands corporation) owns approximately 43.0% of our common stock. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we anticipate that we will not be subject to the 5% Override Rule. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that we will not be subject to the 5% Override Rule in the future.

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 39.6%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2014, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because the common stock of Navios Acquisition is traded on the NYSE, dividends paid during 2015 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2014, 2013 and 2012 taxable years (we were treated as a PFIC for the 2009 and 2010 taxable years), and we do not believe that we will be a PFIC for 2015 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2012, 2013 and 2014 taxable years and we do not believe that we will be treated as a PFIC for 2015 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

Even if a U.S. Holder makes a QEF election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.” However, under certain circumstances, a U.S. Holder may be permitted to make a retroactive QEF election with respect to us for any open taxable years in the U.S. Holder’s holding period for our common stock in which we are treated as a PFIC. Additionally, to the extent that any of our subsidiaries is a PFIC, a U.S. Holder’s QEF election with respect to us would not be effective with respect to the U.S. Holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for 2012, 2013 or 2014 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2014, the value of U.S. dollar increased by approximately 13.3% as compared to the Euro.

Interest Rate Risk

As of December 31, 2014 and 2013, Navios Acquisition had a total of $1,162.5 million and $1,154.4 million, respectively, in short term and long-term indebtness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2014, 2013 and 2012 we paid interest on our outstanding debt at a weighted average interest rate of 5.73%, 5.73% and 3.25%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2014, 2013 and 2012 by $5.8 million, $5.4 million and $4.9 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were DOSCO and STX Panocean Co Ltd, which accounted for 43.3% and 10.7% of total revenue, respectively. For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were DOSCO and Navig8, which accounted for 32% and 22.4% of total revenue, respectively. For the year ended December 31, 2014, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 and DOSCO, which accounted for 28.8% and 22.4% of total revenue, respectively.

Cash and Cash Equivalents

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2014.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2014, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for the fiscal years 2014 and 2013 were PricewaterhouseCoopers S.A. The audit fees for the audit for the years ended December 31, 2014 and 2013 were $0.4 million and $0.6 million respectively.

Audit-Related Fees

There were no audit-related fees billed in 2014 and 2013.

Tax Fees

There were no tax fees billed in 2014 and 2013.

Other Fees

There were no other fees billed in 2014 and 2013.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2014 and 2013.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

See index to Financial Statements on page F-1.

Item 19.	Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

Exhibit No.	Description

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Indenture dated October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on October 26, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.8	First Supplemental Indenture dated November 9, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on December 22, 2010, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.10	Second Supplemental Indenture dated May 20, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.11	Third Supplemental Indenture dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

2.12	Fourth Supplemental Indenture dated July 1, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 22, 2011, and hereby incorporated by reference.)

2.13	Fifth Supplemental Indenture dated December 15, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

2.14	Sixth Supplemental Indenture dated June 20, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 7, 2013, and hereby incorporated by reference.)

2.15	Seventh Supplemental Indenture dated August 12, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 15, 2013, and hereby incorporated by reference.)

2.16	Eighth Supplemental Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.17	Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.1	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.)

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.4	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

Exhibit No.	Description

4.5	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference.)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Form of Revolving Credit Facility with Cyprus Popular Bank Co Ltd. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.13	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010 Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.15	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.16	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.19	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.)

4.20	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

Exhibit No.	Description

4.21	Facility Agreement for $51 million term loan facility, dated December 7, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.)

4.22	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.23	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.24	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.25	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 7, 2013, and hereby incorporated by reference.)

4.26	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 27, 2013, and hereby incorporated by reference.)

4.27	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.28	Loan Agreement between Navios Europe Inc., Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.29	Amendment to the Management Agreement dated May 4, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.)

4.30	Term Loan Facility Agreement for $132.4 million loan facility, dated July 18, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.31	Short Term Credit Facility for up to $200.0 million, dated November 11, 2014, with Navios Maritime Holdings Inc.*

4.32	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.33	Form of Co-Investment Share Purchase Agreement (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.34	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.35	Securities Purchase Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.36	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

Exhibit No.	Description

4.37	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.38	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.39	First Supplemental Indenture dated January 8, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.40	Second Supplemental Indenture dated February 20, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.41	Third Supplemental Indenture dated March 31, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.42	Fourth Supplemental Indenture dated May 28, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.43	Fifth Supplemental Indenture dated December 4, 2014.*

4.44	Backstop Agreement, dated November 18, 2014, with Navios Maritime Midstream Partners LP (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.45	Navios Midstream General Partner Option Agreement, dated November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.46	General Partner Option Agreement, dated as of November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.47	Amendment to the Management Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.48	Amendment to the Administrative Services Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.+

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Income for each of the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2014, 2013 and 2012; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 30, 2015

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), changes in equity, and cash flows present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” appearing in Item 15(b) of the Company’s 2014 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 30, 2015

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3	$54,493	$82,835
Restricted cash	3	6,669	24,962
Accounts receivable, net	4	18,273	8,441
Due from related parties		1,361	—
Prepaid expenses and other current assets		8,732	4,563

Total current assets		89,528	120,801

Vessels, net	5	1,375,931	1,353,131
Deposits for vessels acquisitions	5	42,276	100,112
Deferred finance costs, net	6	22,330	23,246
Goodwill	8	1,579	1,579
Intangible assets-other than goodwill	7	3,300	40,171
Other long-term assets		690	5,533
Deferred dry dock and special survey costs, net		5,312	4,678
Investment in affiliates	9, 16	151,966	4,750
Investment in available-for-sale securities	9, 20	15,099	—
Loan receivable from affiliate	9, 16	7,791	2,660

Total non-current assets		1,626,274	1,535,860

Total assets		$1,715,802	$1,656,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	10	$1,599	$1,577
Dividend payable	11	7,967	7,220
Accrued expenses	12	10,261	11,985
Due to related parties, short term	16	18,489	2,848
Deferred revenue		1,400	7,056
Current portion of long-term debt	13	33,431	34,714

Total current liabilities		73,147	65,400

Long-term debt, net of current portion and premium	13	1,130,901	1,119,734
Due to related parties, long term	16	9,625	5,144
Unfavorable lease terms	7	2,878	3,561

Total non-current liabilities		1,143,404	1,128,439

Total liabilities		$1,216,551	$1,193,839

Commitments and contingencies	17	—	—
Series D Convertible Preferred stock 1,200 shares issued and outstanding with $12,000 redemption amount as of December 31, 2014 and December 31, 2013, respectively	18	12,000	12,000
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	18	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 151,664,942 and 136,714,942 issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	18	15	13
Additional paid-in capital	18	557,125	530,203
Accumulated deficit		(66,347)	(79,394)
Other Comprehensive Loss	20	(3,542)	—

Total stockholders’ equity		487,251	450,822

Total liabilities and stockholders’ equity		$1,715,802	$1,656,661

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue		$264,877	$202,397	$151,097
Time charter and voyage expenses		(5,187)	(6,762)	(2,824)
Direct vessel expenses		(1,979)	(3,096)	(2,622)
Management fees (entirely through related party transactions)	16	(95,827)	(71,392)	(47,043)
General and administrative expenses	16	(14,588)	(7,017)	(3,853)
Depreciation and amortization	5,7	(67,718)	(63,880)	(49,644)
Loss on bond extinguishment	13	—	(33,973)	—
Interest income		720	315	445
Interest expenses and finance cost	13	(78,610)	(58,386)	(49,432)
Impairment loss	5,14	(11,690)	—	—
Gain/ (loss) on sale of vessels	5	22,599	(21,098)	—
Change in fair value of other assets		(1,188)	—	—
Equity in net earnings of affiliated companies	9	2,000	—	—
Other income	21	280	4,787	280
Other expense		(642)	(487)	(202)

Net income/ (loss)		$13,047	$(58,592)	$(3,798)

Other comprehensive loss
Unrealized holding loss on investments in- available-for-sale-securities		(3,542)	—	—

Other comprehensive loss	20	(3,542)	—	—

Total comprehensive income/ (loss)		$9,505	(58,592)	(3,798)

Net income/ (loss)		$13,047	$(58,592)	$(3,798)
Dividend declared on preferred shares Series B		(108)	(108)	(108)
Dividend declared on Series D preferred shares		(642)	(91)	—
Dividend declared on restricted shares		(385)	(105)	—
Undistributed income/ (loss) attributable to Series C participating preferred shares		(541)	3,206	622

Net income/ (loss) attributable to common stockholders, basic	22	$11,371	$(55,690)	$(3,284)

Plus:
Undistributed income/ (loss) attributable to Series C participating preferred shares		541	—	—

Net income/ (loss) attributable to common stockholders, diluted	22	11,912	(55,690)	$(3,284)

Net income/ (loss) per share, basic	22	$0.08	$(0.57)	$(0.08)

Weighted average number of shares, basic		147,606,448	98,085,189	40,517,413

Net income/ (loss) per share, diluted	22	$0.08	$(0.57)	$(0.08)

Weighted average number of shares, diluted		156,482,448	98,085,189	40,517,413

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Operating Activities
Net income/ (loss)		$13,047	$(58,592)	$(3,798)
Adjustments to reconcile net loss to net cash provided by/ (used in) operating activities:
Depreciation and amortization	5, 7	67,718	63,880	49,644
Amortization and write-off of deferred finance fees and bond premium	6	9,111	11,615	2,820
Amortization of dry dock and special survey costs		1,979	3,096	2,622
Stock based compensation	18	5,254	1,089	—
Impairment loss	5	11,690	—	—
(Gain)/ loss on sale of vessels	5	(22,599)	21,098
Non-cash settlement received	14, 21	—	(3,446)	—
Change in fair value of other assets		1,188	—	—
Equity in earnings of affiliates		(2,000)	—	—
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(5,287)	1,523	(2,194)
(Increase)/ decrease in accounts receivable		(9,308)	(3,338)	1,375
Decrease/(increase) in restricted cash		642	(1,538)	320
Decrease/(increase) in other long term assets		3,665	(4,636)	413
Increase in accounts payable		254	300	256
Decrease in accrued expenses		(1,640)	(966)	(2,541)
Payments for dry dock and special survey costs		(5,726)	(242)	(2,944)
(Increase)/ decrease in due to related parties		15,014	(62,615)	35,780
(Decrease)/increase in due from related parties		(1,361)	—	—
(Decrease)/increase in deferred revenue		(5,656)	3,405	400
Decrease in other long term liabilities		—	(204)	(276)

Net cash provided by/(used in) operating activities		$75,985	$(29,571)	$81,877

Investing Activities
Acquisition of vessels	5	(362,339)	(288,906)	(83,253)
Deposits for vessel acquisitions	5	(11,881)	(24,907)	(142,119)
Net cash proceeds from sale of vessels and intangibles	5,9	232,956	17,407	—
Investment in affiliate		—	(4,750)	—
Loan receivable to / from affiliate		(4,465)	(2,660)	—
Decrease in restricted cash		—	10,076	19,416

Net cash used in investing activities		$(145,729)	$(293,740)	$(205,956)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	6,13	161,932	155,550	162,813
Loan proceeds from related party, net of deferred finance cost		165,650	—	5,000
Loan repayment to related party		(169,650)	(35,000)	(10,000)
Loan repayments	13	(216,197)	(100,216)	(13,744)
Repayment of Senior Notes	13	—	(505,000)	—
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	13	59,598	595,420	—
Dividend paid		(31,871)	(19,711)	(9,759)
Increase/ (Decrease) in restricted cash		17,651	(12,337)	(8,685)
Payment to related party	16	—	(22,948)	—
Net proceeds from equity offerings	18	54,289	307,542	—

Net cash provided by financing activities		$41,402	$363,300	$125,625

Net (decrease)/ increase in cash and cash equivalents		(28,342)	39,989	1,546
Cash and cash equivalents, beginning of year		82,835	42,846	41,300

Cash and cash equivalents, end of year		$54,493	$82,835	$42,846

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$69,255	$54,726	$47,102
Non-cash investing activities
Capitalized financing costs		$355	$472	$879
AFS securities received upon sale of vessels		$18,640	$—	$—
Investment in affiliates received upon sale of vessels		$145,860	$—	$—
Accrued interest on loan to affiliate		$1,353	$—	$—
Non-cash financing activities
Dividends payable		$7,967	$7,220	$2,410
Acquisition of vessels		$(3,885)	$(7,198)	$(4,313)
Deposits for vessel acquisitions		$(1,201)	$(841)	$(1,848)
Due to related party		$5,086	$8,039	$6,161
Issuance of Series D Convertible Preferred Stock issued for vessel acquisitions		$—	$6,000	$6,000
Issuance of restricted stock		$5,254	$1,089	$—

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Note	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Other Comprehensive Loss	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2011		4,540	$—	40,517,413	$4	$—	$255,849	$(17,004)	$238,849
Dividends paid/declared		—	—	—	—	—	(9,747)	—	(9,747)
Net loss		—	—	—	—	—	—	(3,798)	(3,798)

Balance, December 31, 2012		4,540	$—	40,517,413	$4	$—	$246,102	$(20,802)	$225,304

Issuance of common shares	18	—	—	94,097,529	9	—	307,533	—	307,542
Issuance of restricted shares	18	—	—	2,100,000	—	—	1,089	—	1,089
Dividend paid/declared	11				—	—	(24,521)	—	(24,521)
Net loss		—	—					(58,592)	(58,592)

Balance, December 31, 2013		4,540	$—	136,714,942	$13	$—	$530,203	$(79,394)	$450,822

Issuance of common shares	18	—	—	14,950,000	2	—	54,287	—	54,289
Stock-based compensation	18	—	—	—	—	—	5,254	—	5,254
Dividend paid/declared	11	—	—	—	—	—	(32,619)	—	(32,619)
Net income		—	—	—	—	—		13,047	13,047
Other Comprehensive loss		—	—	—	—	(3,542)	—	—	(3,542)

Balance, December 31, 2014		4,540	$—	151,664,942	$15	$(3,542)	$557,125	$(66,347)	$487,251

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Maritime Holdings Inc. (“Navios Holdings”).

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

As of December 31, 2014, Navios Holdings had 43.0% of the voting power and 46.1% of the economic interest in Navios Acquisition.

As of December 31, 2014, Navios Acquisition had outstanding: 151,664,942 shares of common stock, 4,540 shares of preferred stock, from which 1,000 shares of Series C Convertible Preferred Stock are issued to Navios Holdings, and 1,200 shares of convertible preferred stock.

In November 2014, Navios Maritime Midstream Partners LP (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an initial public offering (“IPO”) of its units in the United States and is listed on the NYSE.

In connection with the IPO of Navios Midstream, the Company sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 of borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to the general partner of Navios Midstream.

Following the IPO, the Company concluded that it does not hold a controlling financial interest in Midstream and deconsolidated the vessels sold as of the IPO date. (Refer to Note 9, “Investment in affiliates”).

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

Navios Acquisition evaluates its equity method investments investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

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

As of December 31, 2014, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2014	2013	2012
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2014	2013	2012
Company Name
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company(4)	Hong Kong	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Shinyo Kieran Limited	Vessel-Owning Company(4)	British Virgin Is	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(3)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company(4)	Hong Kong	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Shinyo Saowalak Limited	Vessel-Owning Company(4)	British Virgin Is.	1/1 - 11/17	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Alonnisos Shipping Corporation(5)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Makronisos Shipping Corporation(5)	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	3/19 - 12/31	—
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/2 - 12/31	—
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/25 - 12/31	—
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/25 - 12/31	—
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	6/28 - 12/31	—
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	6/28 - 12/31	—
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	6/4 - 12/31	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	7/3 - 12/31	—
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	11/8 - 12/31	—
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	11/8 - 12/31	—
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	11/8 - 12/31	—
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/4 - 12/31	—	—
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/29 - 12/31	—	—
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	9/15 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	10/13 - 12/31	—	—

(1)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel, such vessels having been delivered during 2015.
(2)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(3)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(4)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(5)	Each company held the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee. Refer to Note 25 “Subsequent events”.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(e) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies and the valuations estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(g) Restricted Cash: As of December 31, 2014 and 2013, restricted cash comprised of an amount of $6,669 and $7,555 respectively which related to amounts held in retention account in order to service debt, interest payments and pledged cash, as required by certain of Navios Acquisition’s credit facilities. As of December 31, 2013 restricted cash also included an amount of $17,407 being cash collateral to the Senior Notes due in 2021, that was settled in 2014.

(h) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(i) Other long term assets: As of December 31, 2014, the amount shown as other long term assets reflects the advances of $690 to certain unrelated counterparties for working capital purposes as per charters entered with them. As of December 31, 2013, the amount shown as other long term assets reflected the advances of $3,897 to certain unrelated counterparties for working capital purposes as per charters entered with them and the fair value of the cash amount to be received in connection with the rehabilitation process for a defaulted charterer of $1,177. (See Note 14 “Fair value of financial instruments”).

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the company’s vessels, the estimated scrap value per LWT was increased to $360 per LWT.

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

(k) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest amounted to $3,290, $6,149 and $14,240 as of December 31, 2014, 2013 and 2012, respectively.

(l) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement attached to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and, as a result, performed an impairment test of the specific asset group. The recoverability test was based on undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included determining the net operating cash flows by considering the charter revenues from the existing time charter until its expiration, net of brokerage and address commissions and management fees and an estimate of sale proceeds from its disposal based on market valuations for such vessel. The carrying amount of the asset group was more than its undiscounted future cash flows. As a result, the entity failed the recoverability test (step one) of the impairment test and proceeded with step two of the impairment analysis. An impairment loss in the amount of $10,718 was recognized on this asset group as the carrying amount of the asset group was not recoverable and exceeded its fair value as of March 31, 2014. The Shinyo Splendor was sold on May 6, 2014 to an unaffiliated third party for a net cash consideration of $18,315 (refer to Note 5 “Vessels, Net”).

During the fourth quarter of fiscal 2014, management concluded that events occurred and circumstances had changed, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and deposits for newbuildings and compared it to the vessel’s carrying value together with the carrying value of the related

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 98.6% based on the fleets historical performance.

For the deposits for new build vessels, the net cash flows also included the future cash out flows to make the vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g., capitalized interest).

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and related intangible assets existed as of December 31, 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statement of comprehensive income/ (loss) calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

Impairment loss recognized amounted to $10,718, $0.0 and $0.0 for the years ended December 31, 2014, 2013 and 2012, respectively.

(m) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred finance costs for each of the years ended December 31, 2014, 2013 and 2012 were $7,275, $3,252 and $2,820, respectively.

(n) Goodwill: Goodwill acquired in a business combination is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to the statement of comprehensive income/ (loss) if the carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of comprehensive income/ (loss) in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. If a vessel purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets as described in paragraph (l) above. As of December 31, 2014 and 2013, there was no impairment of intangible assets.

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

(q) Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Acquisition evaluates its investments in Navios Midstream and Navios Europe Inc. (“Navios Europe”) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream and Navios Europe, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream and Navios Europe for a period of time sufficient to allow for any anticipated recovery in fair value.

(r) Deferred Dry dock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2014, 2013 and 2012, the amortization expense was $1,979, $3,096 and $2,622, respectively. Accumulated amortization as of December 31, 2014 and 2013 amounted to $880 and $6,351, respectively.

(s) Foreign currency translation: Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of comprehensive income/ (loss).

(t) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010 as amended in May 2014, and are included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $9.5 per owned VLCC vessel. (See Note 16).

(u) Segment Reporting: Navios Acquisition reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Acquisition does not use

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

(v) Revenue and Expense Recognition:

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 amounted to $6,710, $4,360 and $2,014, respectively.

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

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $16,974, $0.0 and $0.0, for the years ended December 31, 2014, 2013 and 2012, respectively.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

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

Direct Vessel Expense: Direct vessel expenses comprise of the amortization of drydock and special survey costs of certain vessels of Navios Acquisition’s fleet.

Management fees: Pursuant to a management agreement dated May 28, 2010 (the “Management Agreement”), the Manager provides, for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel, and $10.0 per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses are fixed under this agreement for up to $300 per vessel, for chemical tanker, MR2 and LR1 product tankers, and will be reimbursed at cost for VLCC vessels.

In May 2014, the duration of the existing Management Agreement was extended until May 2020 and the daily rate was reduced by 5% to $9.5 per VLCC vessel for two additional years through May 2016. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Effective September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially set to expire on May 28, 2015 (the “Administrative Services Agreement”), pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Prepaid Expense and Other Current Assets: Prepaid expenses relate primarily to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period. As of December 31, 2013, other current assets also included the fair value of the non-cash settlement of $3,446 recognized pursuant to the rehabilitation process for a defaulted charterer. (See Note 21: Other income)

(w) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

For the year ended December 31, 2014, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Chemicals Shipping and Trading Co. (“Navig8”) and Dalian Ocean Shipping Co. (“DOSCO”), which accounted for 28.8% and 22.4%, respectively. For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were DOSCO and Navig8, which accounted for 32.0% and 22.4% of total revenue, respectively. For the year ended December 31, 2012, Navios Acquisition’s customers representing 10% or more of total revenue were DOSCO and STX Panocean Co. Ltd., which accounted for 43.3% and 10.7% of total revenue, respectively. No other customers accounted for 10% or more of total revenue for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of comprehensive income/ (loss).

(x) Earnings/ (Loss) per Share: Basic earnings/ (loss) per share is computed by dividing net income/ (loss) attributable to Navios Acquisition’s common shareholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and preferred shares and the stock options) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the diluted earnings/ (loss) per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Net income/ (loss) for the year ended December 31, 2014, 2013 and 2012 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed income/ (loss) that is attributable to Series C preferred stock. Net income/ (loss) for the years ended December 31, 2014 and December 31, 2013 was also adjusted for the dividends on Series D Preferred Shares and for the dividend declared on Restricted Common Stock.

(y) Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(z) Stock based Compensation: In October 2013, Navios Acquisition authorized the issuance of shares of restricted common stock and stock options for its directors. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the restricted shares and stock options described above amounted to $5,254, as of December 31, 2014, and it is reflected in general and administrative expenses on the statement of comprehensive income/ (loss).

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $401 and $2,825, respectively, as of December 31, 2014 and is expected to be recognized over the weighted average period of 1.82 years.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2014	December 31, 2013
Cash on hand and at banks	$19,380	$78,458
Short-term deposits	35,113	4,377

Total cash and cash equivalents	$54,493	$82,835

Short term deposits relate to time deposit accounts held in banks for general purposes.

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

In restricted cash there is an amount of $6,669 for 2014 and $7,555 for 2013 held in retention account in order to service debt, interest payments and pledged accounts, as required by certain of Navios Acquisition’s credit facilities.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In restricted cash as of December 31, 2013 there was also an amount of $17,407 which represented cash received from the sale of Shinyo Navigator and served as temporary collateral to the Senior Notes 2021, up to when the Company offered a new vessel.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2014	December 31, 2013
Accounts receivable	$18,273	$8,441
Less: Provision for doubtful accounts	—	—

Accounts receivable, net	$18,273	$8,441

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2012	$1,024,531	$(83,793)	$940,738
Additions	504,355	(53,501)	450,854
Disposals	(50,000)	11,539	(38,461)

Balance at December 31, 2013	$1,478,886	$(125,755)	$1,353,131

Additions	437,498	(63,660)	373,838
Disposals	(406,054)	65,734	(340,320)
Impairment loss	(22,724)	12,006	(10,718)

Balance at December 31, 2014	$1,487,606	$(111,675)	$1,375,931

Acquisition of vessels

2014

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51,739. Cash paid was $46,564 and $5,175 was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54,687. Cash paid was $49,222 and $5,465 was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57,164. Cash paid was $51,450 and $5,714 was transferred from vessel deposits.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $39,643. Cash paid was $13,907, and $25,736 was transferred from vessel deposits.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built VLCC 298,287 dwt, from an unaffiliated third party, for a total cost of $43,686.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built VLCC of 305,178 dwt, from an unaffiliated third party, for a total cost of $41,209.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $39,630.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2 product tanker, from an unaffiliated third party, for a total cost of $33,411.

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built VLCC of 299,973 dwt, from an unaffiliated third party, for a total cost of $75,918.

Improvements for vessels for the year ended December 31, 2014 amounted to $410 and $0.0 for the year ended December 31, 2013.

2013

On January 24, 2013, Navios Acquisition took delivery of the Nave Bellatrix, a 49,999 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $38,021. Cash paid was $4,563 and $33,458 was transferred from vessel deposits.

On February 13, 2013, Navios Acquisition took delivery of the Nave Rigel, a 74,673 dwt South Korean- built LR1 product tanker, from an unaffiliated third party, for a total cost of $47,863. The $47,863 consisted of: (i) cash paid of $16,591, (ii) the issuance of $3,000 Series D Preferred; and (iii) $28,272 was transferred from vessel deposits.

On March 22, 2013, Navios Acquisition took delivery of the Nave Orion, a 49,999 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $38,054. Cash paid was $8,157 and $29,897 was transferred from vessel deposits.

On April 24, 2013, Navios Acquisition took delivery of the Nave Atropos, a 74,695 dwt South Korean -built LR1 product tanker, from an unaffiliated third party, for a total cost of $48,197. The $48,197 consisted of: (i) cash paid of $17,089; (ii) the issuance of $3,000 of Series D Preferred Stock; and (iii) $28,108 was transferred from vessel deposits.

On June 10, 2013, Navios Acquisition took delivery of the Nave Titan, a 49,999 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $37,123. Cash paid was $9,573 and $27,550 was transferred from vessel deposits.

On June 26, 2013, Navios Acquisition took delivery of the Nave Equinox, a 50,922 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $23,449 paid in cash.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On July 9, 2013, Navios Acquisition took delivery of the Nave Capella, a 49,995 dwt South Korean- built MR2 product tanker, from an unaffiliated third party, for a total cost of $37,151. Cash paid was $9,639 and $27,512 was transferred from vessel deposits.

On July 9, 2013, Navios Acquisition took delivery of the Nave Pulsar, a 50,922 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $23,625 paid in cash.

On July 22, 2013, Navios Acquisition took delivery of the Nave Universe, a 45,313 dwt South Korean -built Chemical tanker, from an unaffiliated third party, for a total cost of $34,208 paid in cash.

On August 13, 2013, Navios Acquisition took delivery of the Nave Celeste, a 298,717 dwt South Korean- built VLCC, from an unaffiliated third party, for a total cost of $35,864 paid in cash.

On September 3, 2013, Navios Acquisition took delivery of the Nave Alderamin, a 49,998 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $37,340. Cash paid was $9,886 and $27,454 was transferred from vessel deposits.

On September 5, 2013, Navios Acquisition took delivery of the Nave Constellation, a 45,281 dwt South Korean -built Chemical tanker, from an unaffiliated third party, for a total cost of $34,294 paid in cash.

On September 24, 2013, Navios Acquisition took delivery of the Nave Dorado, a 2005 Japanese built MR2 product tanker, from an unaffiliated third party, for a total cost of $16,789 paid in cash.

On September 30, 2013, Navios Acquisition took delivery of the Bougainville, a 50,626 dwt South Korean -built MR2 product tanker, from an unaffiliated third party, for a total cost of $35,560 paid in cash.

On October 23, 2013, Navios Acquisition took delivery of the Nave Lucida, a 2005 Japanese built MR2 product tanker, from an unaffiliated third party, for a total cost of $16,817 paid in cash.

Disposal of vessels

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20,020. As of March 31, 2014, an impairment loss of $10,718 related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(l) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19,219 (including the remaining carrying balance of dry dock and special survey costs in the amount of $1,021). The Company received net cash proceeds in the amount of $18,315 and recognized a loss of $904. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of comprehensive income/ (loss).

On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 1).

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The gain on sale amounted to $23,503 and was calculated as:

Proceeds received:
Cash proceeds received from sale of assets		$214,854
Common units		18,640
General Partner units		5,720
Subordinated units		140,140
Selling expenses		(211)	379,143
Carrying Value of assets sold:
Vessels		(322,121)
Favorable leases		(32,129)
Other assets / liabilities, net		(1,390)	(355,640)

Gain on sale of vessels	$		23,503

The Company recorded the common units, general partner units and subordinated units at their fair value on November 18, 2014. Refer to Note 9, “Investment in affiliates”.

This gain is included in “Gain / (loss) on sale of vessels” in the consolidated statements of comprehensive income/ (loss). Navios Midstream was deconsolidated from the date of the IPO. Refer to Note 9, “Investment in affiliates”.

On December 6, 2013, Navios Acquisition sold the Shinyo Navigator to an unaffiliated third party purchaser for an aggregate price of $18,132. The loss on sale of $21,098 was calculated as the sales price less the carrying value of the vessel of $38,461, and related selling expenses of $725 and bunkers written-off of $44. This loss is included under the loss on sale of vessels in the consolidated statements of comprehensive income/ (loss).

Deposits for vessel acquisitions

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future. As of December 31, 2014, Navios Acquisition vessel deposits amounted to $42,276 of which $23,540 was financed through loans and the balance from existing cash. For the year ended December 31 2014, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $11,881, which was offset by $71,220 transferred to vessels, net. As of December 31, 2013, Navios Acquisition vessel deposits amounted to $100,112 of which $70,620 was financed through loans and the balance from existing cash. For the year ended December 31 2013, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $24,907, which was offset by $202,251 transferred to vessels, net.

For the year ended December 31, 2014, 2013 and 2012, capitalized interest amounted to $3,290, $6,149 and $14,240, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 6: DEFERRED FINANCE COSTS

Deferred finance costs consisted of the following:

Financing Costs
Balance at December 31, 2012	$20,727

Additions	16,200
Capitalized into vessel deposits	(472)
Amortization	(3,252)
Deferred charges written-off	(9,957)

Balance at December 31, 2013	$23,246

Additions	8,691
Capitalized into vessel deposits	(355)
Amortization	(7,275)
Deferred charges written-off	(1,977)

Balance at December 31, 2014	$22,330

In 2014, an amount of $1,977 of deferred financing costs was written-off in relation to the tranches of the loans with ABN AMRO Bank N.V, HSH Nordbank AG and DVB Bank S.E. which were prepaid in November 2014. In addition, the amortization income of the bond premium was $140 for 2014, $343 for 2013 and $435 for 2012. In 2013, an amount of $9,343 of deferred financing costs was written- off in relation to the $505,000 bond. and $614 in relation to the loan with DVB Bank S.E. which was fully repaid on November 12, 2013. (See Note 13: Borrowings).

NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2014 and December 31, 2013, consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	$67,417	$(16,184)	$51,233
Additions	—	(7,014)	(7,014)
Accelerated amortization*	(10,347)	6,299	(4,048)

Balance at December 31, 2013	$57,070	$(16,899)	$40,171
Additions	—	(4,742)	(4,742)
Disposals***	(44,877)	12,748	(32,129)
Write-off**	(1,695)	1,695	—

Balance at December 31, 2014	$10,498	$(7,198)	$3,300

Unfavorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	$(5,819)	$1,574	$(4,245)
Additions	—	684	684

Balance at December 31, 2013	$(5,819)	$2,258	$(3,561)
Additions	—	683	683

Balance at December 31, 2014	$(5,819)	$2,941	$(2,878)

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Amortization (expense) /income of favorable and unfavorable lease terms for the years ended December 31, 2014, 2013 and 2012 is presented in the following table:

	December 31, 2014	December 31, 2013	December 31, 2012
Unfavorable lease terms	$683	$684	$683
Favorable lease terms charter-out(*)	(4,742)	(11,062)	(8,646)

Total	$(4,059)	$(10,378)	$(7,963)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(1,673)	$(1,627)	$—	$—	$—	$—	$(3,300)
Unfavorable lease terms	683	683	683	684	145	—	2,878

Total	$(990)	$(944)	$683	$684	$145	$—	$(422)

(*)	Following charterer’s default in July 2013, of which the Company became aware in June 2013, relating to two product tanker vessels, an amount of $4,048 has been accounted for as accelerated amortization in the consolidated statements of comprehensive income/ (loss) under the caption of “Depreciation and Amortization”, due to the revision of the remaining useful economic life of the related favorable lease.
(**)	On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party purchaser for an aggregate price of $20,020. An amount of $1,695 has been written off due to the expiration of the time charter of the related favorable lease of the vessel.
(***)	On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of the four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 1). The carrying amount of the favorable leases was $32,129.

NOTE 8: GOODWILL

Goodwill as of December 31, 2014 and December 31, 2013 amounted to:

Balance at January 1, 2013	$1,579
Balance at December 31, 2013	$1,579

Balance at December 31, 2014	$1,579

NOTE 9: INVESTMENT IN AFFILIATES

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”), and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans.

The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder; and

•	while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of December 31, 2014, the estimated maximum potential loss by Navios Acquisition in Navios Europe would have been $13,414, which represents the Company’s portion of the initial investment of $4,750, equity method investee income of $185, the Company’s portion of the carrying balance of the Navios Revolving Loans and the Navios Term Loans of $7,791 and the accrued interest receivable in the amount of $688 which is included under “Due from related parties”. Refer to Note 16 for the terms of the Navios Revolving Loans. For the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

Navios Midstream

On October 13, 2014, the Company formed in the Marshall Islands a wholly-owned subsidiary, Navios Midstream. The purpose of Navios Midstream is to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On the same day, the Company formed in the Marshall Islands a limited liability company, Navios Maritime Midstream Partners GP LLC (the “General Partner”) a wholly-owned subsidiary to act as the general partner of Navios Midstream.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Midstream completed an IPO of its units on November 18, 2014 and is listed on the NYSE under the symbol “NAP”.

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403, (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility, (iii) 9,342,692 subordinated units and 1,242,692 common units and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the General Partner.

Following the completion of the IPO, the Company owns a 2.0% general partner interest in Navios Midstream through the General Partner and a 55.5% limited partnership interest through the ownership of subordinated units (49%) and through common units (6.5%), based on all of the outstanding common, subordinated and general partner units.

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream is not a VIE. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the IPO date, Navios Acquisition as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors. Elected directors were appointed by the general partner, but as of the IPO date are deemed to be elected directors. The elected directors represent the majority of the board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Midstream and deconsolidated the vessels sold as of the IPO date. Accordingly, the consolidated statements of comprehensive income/ (loss) present the results of the four vessel-owning subsidiaries that were sold to Navios Midstream for the period up to November 17, 2014.

Navios Acquisition further evaluated its investments in Navios Midstream as follows:

•	Investment in common units – The 1,242,692 common units that were acquired at the closing of the IPO were fair valued at $15 per unit and are accounted for under investment in available for sale securities. As of December 31, 2014 and 2013, the carrying amount of the investment in available-for-sale common units was $15,099 and $0.0, respectively. (See Note 20).

•	Investment in the subordinated units and general partner units – Under ASC 323, the Company concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Midstream and, therefore, its investment in the subordinated and general partner units of Navios Midstream was fair valued at $15 per unit and is accounted for under the equity method. As of December 31, 2014 and 2013, the carrying amount of the investment in Navios Midstream (subordinated units and general partner units) accounted for under the equity method was $147,031 and $0.0, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Gain on retained investment in Navios Midstream

The table below shows the portion of the gain on loss of control related to the remeasurement of the Company’s retained investment (the Company’s ownership interest of 57.5%) in Navios Midstream.

As of November 18, 2014
Fair value of investment in Navios Midstream	164,501
Less: Percentage retained of carrying value of net assets in Navios Midstream	(144,287)

Gain on retained investment in Navios Midstream	$20,214

Accounting for basis difference

The investment in Navios Midstream recorded under the equity method of $145,860 included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the deconsolidation date. The Company’s share of the basis difference is with reference to its holding in the subordinated units and general partner units only.

As of the deconsolidation date, the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets was $17,883, from which an amount of $(300) was allocated on the intangibles assets and $18,183 was allocated on the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

Earnings of $2,000 were recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2014.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2014		December 31, 2013
Balance Sheet	Navios Midstream	Navios Europe	Navios Europe
Current Assets	31,742	13,764	8,224
Non-current Assets	355,833	190,913	199,761

Current Liabilities	18,595	16,257	14,792
Non-current Liabilities	115,496	191,411	194,288

	For the period from November 18, 2014 to December 31, 2014	For the Year ended December 31, 2014	For the period from October 9, 2013 to December 31, 2013
Income Statement	Navios Midstream	Navios Europe	Navios Europe
Revenue	7,643	35,119	1,152
Net Income / (Loss)	2,551	(1,896)	(1,096)

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 10: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2014 and 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Creditors	$505	$234
Brokers	900	966
Professional and legal fees	194	377

Total accounts payable	$1,599	$1,577

NOTE 11: DIVIDENDS PAYABLE

On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 5, 2012 out of which $2,037 was paid to the stock holders of record as of December 15, 2011 and $384 was paid to the holders of 1,000 shares of the Series C preferred stock which is Navios Holdings.

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share of common stock. A dividend in the aggregate amount of $2,410 was paid on April 5, 2012 out of which $2,026 was paid to the stock holders of record as of March 22, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings.

On May 4, 2012, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on July 3, 2012 out of which $2,026 was paid to the stock holders of record as of June 20, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings.

On August 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on October 3, 2012 out of which $2,026 was paid to the stock holders of record as of September 19, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings.

On November 9, 2012, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on January 4, 2013 out of which $2,026 was paid to the stockholders of record as of December 19, 2012 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On February 7, 2013, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2012 of $0.05 per common share payable on April 4, 2013 to stockholders of record as of March 19, 2013. A dividend in the aggregate amount of $4,172 was paid April 4, 2013 out of which $3,788 was paid to the stockholders of record as of March 19, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On April 30, 2013, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $5,816 was paid July 3, 2013 out of which $5,432 was paid to the stockholders of record as of June 19, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On August 14, 2013, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,115 was paid on October 2, 2013 out of which $6,731 was paid to the stockholders of record as of September 18, 2013 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On November 8, 2013, the Board of Directors declared a quarterly cash dividend for the third quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,220 was paid on January 7, 2014 out of which $6,836 was paid to the stockholders of record as of December 19, 2013 including holders of restricted stock and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On February 7, 2014, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,967 was paid on April 8, 2014 out of which $7,583 was paid to the stockholders of record as of March 19, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On May 9, 2014, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2014 of $0.05 per share of common stock payable on July 3, 2014 to stockholders of record as of June 17, 2014. A dividend in the aggregate amount of $7,967 was paid on July 3, 2014 out of which $7,583 was paid to the stockholders of record as of June 17, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On August 11, 2014, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2014 of $0.05 per share of common stock payable on October 1, 2014 to stockholders of record as of September 17, 2014. A dividend in the aggregate amount of $7,967 was paid on October 2, 2014 out of which $7,583 was paid to the stockholders of record as of September 17, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On October 31, 2014, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2014 of $0.05 per share of common stock payable on January 6, 2015 to stockholders of record as of December 17, 2014. A dividend in the aggregate amount of $7,967 was paid on January 6, 2015 out of which $7,583 was paid to the stockholders of record as of December 17, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

As of December 31, 2014, Navios Acquisition paid a dividend of $750 to the holders of the 540 shares of Series B and Series D Preferred Stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 12: ACCRUED EXPENSES

Accrued expenses as of December 31, 2014 and December 31, 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Accrued voyage expenses	$559	$499
Accrued loan interest	8,925	9,046
Accrued legal and professional fees	777	2,440

Total accrued expenses	$10,261	$11,985

NOTE 13: BORROWINGS

	December 31, 2014	December 31, 2013
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$128,250	$137,250
BNP Paribas S.A. and DVB Bank S.E.	69,750	74,250
DVB Bank S.E. and ABN AMRO Bank N.V.	17,931	39,448
Eurobank Ergasias S.A. $52,200	43,753	46,482
Eurobank Ergasias S.A. $52,000	40,998	43,446
ABN AMRO Bank N.V.	—	41,336
Norddeutsche Landesbank Girozentrale	24,971	24,971
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	55,078	49,943
Ship Mortgage Notes $670,000	670,000	610,000
Deutsche Bank AG Filiale Deutschlandgeschäft	—	47,652
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	74,639	—
HSH Nordbank AG $40,300	37,152	39,670

Total borrowings	1,162,522	1,154,448
Less: current portion	(33,431)	(34,714)
Add: bond premium	1,810	—

Total long-term borrowings	$1,130,901	$1,119,734

Long-Term Debt Obligations and Credit Arrangements

Ship Mortgage Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (“Navios Acquisition Finance” and together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014 the Company completed a sale of $60,000 of its first priority ship mortgage notes due 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59,598.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes).

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

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2014.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. Navios Acquisition does not have any independent assets or operations. Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and $128,250 was outstanding.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, $69,750 was outstanding with no amount remaining to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO Bank N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $500 in relation to an amendment to its credit facility. On November 13, 2014, the Company prepaid an amount of $18,379 which was the entire amount outstanding under one of the two tranches using a portion of the proceeds received from Navios Midstream’s IPO. As of December 31, 2014, the facility was fully drawn and $17,931 was outstanding. The outstanding balance is repayable in six quarterly installments of $448 each, with final ballon payment of $15,241 to be repaid on the last repayment date.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 is drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $43,753 was outstanding as of December 31, 2014.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $40,998 was outstanding as of December 31, 2014.

ABN AMRO Bank N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

product tanker vessels. The loan bears interest at a rate of LIBOR plus 325 bps. In November 2014, the outstanding balance of $35,722 was fully repaid.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2014, $24,971 was drawn and outstanding under this loan agreement with $3,154 remaining to be drawn.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and $55,078 was outstanding.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. In December 2014 the facility was renewed for one year. As of December 31, 2014, there was no amount outstanding under this facility with $40,000 remaining to be drawn.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200,000 for general corporate purposes. The loan provides for an arrangement fee of $4,000 and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169,650 from the facility. The facility matured and was fully repaid by December 29, 2014.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $315 with a final balloon payment of $11,334 to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2014, the facility was fully drawn and $37,152 was outstanding.

HSH Nordbank AG: On February 6, 2014, Navios Acquisition entered into a loan agreement of up to $51,000 (divided in two tranches of $25,500 each). The facility bears interest at a margin of LIBOR plus 310 bps. In November 2014, the outstanding balance of $48,600 was fully repaid.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On July 18, 2014, Navios Acquisition, entered into a term loan facility of up to $132,413 (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of a credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. The refinancing was treated as a modification for accounting purposes. Each tranche of the facility is repayable in 20 equal quarterly installments of between approximately $344 and $387, each with a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan is January 8, 2020. The first three tranches of the facility bear interest at LIBOR plus 325 bps per annum and the fourth through eighth tranches bear interest at LIBOR plus 310 bps per annum. The agreement also requires compliance with certain financial covenants. On November 13, 2014, the Company prepaid an amount of $29,610 which was the entire amount outstanding under two of the tranches. As of December 31, 2014, the amount of $74,639 was drawn and outstanding and $22,800 remained to be drawn.

As of December 31, 2014, the total amount available to be drawn from all our facilities was $65,954.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel, including vessels under construction; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of December 31, 2014, the Company was in compliance with its covenants.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of December 31, 2014 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes. The maturity table below includes in the amount shown for 2015 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2015.

December 31, 2014
Long-Term Debt Obligations:
Year
December 31, 2015	$33,431
December 31, 2016	63,776
December 31, 2017	46,531
December 31, 2018	62,200
December 31, 2019	158,059
December 31, 2020 and thereafter	798,525

Total	$1,162,522

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

Due from related parties: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts receivable.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive (loss)/ income.

Due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Other long-term borrowings: The carrying amount of the floating rate loans approximates its fair value.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Loans receivable from affiliates: The carrying amount of the floating rate loans approximates its fair value.

Due to related parties, long-term: The carrying amount of the floating rate payable approximates its fair value.

	December 31, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$54,493	$54,493	$82,835	$82,835
Restricted cash	$6,669	$6,669	$24,962	$24,962
Due from related parties, short-term	$1,361	$1,361	$—	$—
Investments in available-for-sale securities	$15,099	$15,099	$—	$—
Due to related parties, short-term	$18,489	$18,489	$2,848	$2,848
Ship mortgage notes and premium	$671,810	$657,860	$610,000	$622,963
Other long-term debt	$492,522	$492,522	$544,448	$544,448
Due to related parties, long-term	$9,625	$9,625	$5,144	$5,144
Loans receivable from affiliates	$7,791	$7,791	$2,660	$2,660

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2014.

	Fair Value Measurements at December 31, 2014 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$54,493	$54,493	$—		$—
Restricted cash	$6,669	$6,669	$—		$—
Ship mortgage notes and premium	$657,860	$657,860	$—		$—
Other long-term debt(1)	$492,522	$—	$492,522	(1)	$—
Due to related parties, long-term(1)	$9,625	$—	$9,625	(1)	$—
Loans receivable from affiliates	$7,791	$—	$7,791	(1)	$—

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$82,835	$82,835	$—		$—
Restricted cash	$24,962	$24,962	$—		$—
Ship mortgage notes and premium	$622,963	$622,963	$—		$—
Other long-term debt(1)	$544,448	$—	$544,448	(1)	$—
Due to related parties, long-term(1)	$5,144	$—	$5,144	(1)	$—
Loans receivable from affiliates	$2,660	$—	$2,660	(1)	$—

(1)	The fair value of the Company’s other long-term debt and due to related parties, long-term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The following table presents the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements as of December 31, 2014 Using
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$15,099	$15,099	$—	$—

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Derivatives (included under “Prepaid expenses and other current assets”)	$3,446	$—	$3,446	$—

Following the termination of the charter contracts of two MR2 product tankers in June 2013, Navios Acquisition recorded as of December 31, 2013, an aggregate receivable of $4,623 pursuant to the rehabilitation plan of the defaulted charterer and managements’ estimates, consisting of: (i) a derivative of $3,446 being the valuation of the shares that it had the right to receive; and (ii) $1,177 as a long term receivable.

As of March 31, 2014, management revalued the derivative at $2,258 using publicly available trading data and recognized a fair value loss of $1,188 in the consolidated statement of comprehensive income/ (loss). The management reassessed the recoverable amount of the receivable and recognized an impairment loss of $972 in the consolidated statement of comprehensive income/ (loss) under “Impairment loss”.

In April 2014, Navios Acquisition agreed to sell the receivable for $2,463 and the cash was received within the second quarter of 2014.

NOTE 15: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions), including revenue for vessels expected to be delivered in 2015 for which a charter party has been concluded, is as follows:

Amount
2015	$171,682
2016	71,888
2017	28,591
2018	11,644
2019	2,192
Thereafter	—

Total minimum lease revenue, net of commissions	$285,997

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. In December 2014 the facility was renewed for one year. As of December 31, 2014, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200,000 for general corporate purposes. The loan provides for an arrangement fee of $4,000 and bore a fixed interest of 600 bps. Pursuant to the terms of the short term credit facility, the Company drew down an amount of $169,650 on November 13, 2014. The facility matured and was repaid in full by December 29, 2014.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 as amended on May 4, 2012, Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were fixed for the first four years under this agreement for up to $300 per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel and $7.0 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for each of the years ended December 31, 2014, 2013 and 2012 amounted to $95,827, $71,392 and $47,043, respectively.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

For each of the years ended December 31, 2014, 2013 and 2012 the expense arising from administrative services rendered by Navios Holdings amounted to $7,314, $3,476 and $2,110, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Balance due to related parties: Amounts due to related parties as of December 31, 2014 and December 31, 2013 was $28,144 and $7,992, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $18,489 and $2,848, respectively, and the long term payable was $9,625 and $5,144, respectively. The amounts mainly consisted of management fees administrative fees, drydocking costs and other expenses.

Balance due from related parties: Amounts due from related parties as of December 31, 2014 and December 31, 2013 were $1,361 and $0.0, respectively. As of December 31, 2014, the Company had a receivable from Navios Midstream in the amount of $674 in connection with various payables that were settled on its behalf. Further, the Company had a receivable from Navios Europe in the amount of $687 in connection with the accrued interest receivable on the working capital loan.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the General Partner of Navios Midstream. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tanker, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into a backstop agreement with Navios Midstream. In accordance with the terms of the backstop agreement, Navios Acquisition has committed to charter-in the Shinyo Ocean and Shinyo Kannika for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Furthermore, Navios Maritime Acquisition has committed to charter-in the following option vessels: (a) Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate; and (b) Nave Galactic and Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit-sharing.

Navios Midstream General Partner Option Agreement with Navios Holdings: Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in Navios Midstream General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value.

Option Vessels: Navios Acquisition has granted options to Navios Midstream, exercisable for a period of two years following the closing of the Midstream IPO, to purchase seven VLCCs from Navios Acquisition at fair market value.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) up to $24,100 to fund working capital requirements under the Navios Revolving Loans. See Note 9 for the Investment in Affiliates and respective ownership interests. The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. As of December 31, 2014, Navios Acquisition’s portion of the outstanding amount relating to its initial investment in Navios Europe was $4,750, under the caption “Investment in affiliates”, and the outstanding amount relating to the Navios revolving loans, excluding interest receivable, was $7,125, under the caption “Loan receivable from affiliates.” As of December 31, 2014, the amount undrawn from the revolving facility was $9,100, of which Navios Acquisition was committed to fund $4,323.

NOTE 17: COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, Navios Acquisition had commitments for future remaining contractual deposits for vessels to be delivered on various dates through February 2015.

On November 18, 2014, Navios Acquisition entered into a backstop agreement with Navios Midstream. In accordance with the terms of the backstop agreement, Navios Acquisition has committed to charter–in the Shinyo Ocean and Shinyo Kannika for a two-year period at the time of their redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Furthermore, Navios Maritime Acquisition has committed to charter–in the following option vessels: a) Nave Celeste for a two-year period at the time of her redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate and b) Nave Galactic and Nave Quasar for a four-year period at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit-sharing.

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

The future minimum commitments by period as of December 31, 2014 of Navios Acquisition under its contractual obligations related to newbuilding vessels, are as follows:

Amount
December 31, 2015	$29,368

Total	$29,368

NOTE 18: PREFERRED AND COMMON STOCK

Preferred Stock

As of December 31, 2014, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of each of December 31, 2014 and December 31, 2013, there were 4,540 shares of preferred stock issued and outstanding.

Redeemable Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value was determined using a combination of the Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

As of each of December 31, 2014 and December 31, 2013, 1,200 shares of Series D Preferred Stock were outstanding.

	Preferred Stock
	Number of preferred shares	Amount
Balance at December 31, 2012	600	$6,000

Issuance of preferred stock subject to redemption	600	6,000
Balance at December 31, 2013	1,200	$12,000

Balance at December 31, 2014	1,200	$12,000

Stock based compensation

In October 2013, Navios Acquisition authorized and issued to its directors in the aggregate of 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share and an expiration term of 10 years. These awards of restricted common stock and stock options are based on service conditions only and vest ratably over a period of three years (33.33% each year). The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the common stockholders of the company. The fair value of restricted stock was determined by reference to the quoted stock price on the date of grant of $3.99 per share (or total fair value of $8,379).

The fair value of stock option grants was determined with reference to the option pricing model, and principally adjusted Black-Scholes models, using historical volatility, historical dividend yield, zero forfeiture rate, risk free rate equal to 10-year U.S. treasury bond and the simplified method for determining the expected option term since the Company did not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options was calculated at $0.79 per option (or $1,188). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of the grant.

The effect of compensation expense arising from the stock based arrangements described above amounted to $5,254, $1,089 and $0.0for the years ended December 31, 2014, 2013 and 2012, respectively and was reflected in general and administrative expenses on the statement of comprehensive income/ (loss). The recognized compensation expense for the year was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2014. On October 24, 2014, 699,994 shares of restricted stock were vested. Accordingly, restricted shares outstanding and non-vested amounted to 1,400,006 shares as of December 31, 2014 and the number of stock options outstanding and non-vested as of December 31, 2014 amounted to 1,000,000. There were no stock options exercised as of December 31, 2014.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock not yet recognized was $401 and $2,825, respectively, as of December 31, 2014 and is expected to be recognized over the weighted average period of 1.82 years. The weighted average contractual life of stock options outstanding as of December 31, 2014 was 8.8 years.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Common Stock

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57,556. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3,022 and offering costs of $247, amounted to $54,289.

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

In February 2013, Navios Acquisition completed multiple offerings, including registered direct offerings, of a total of 35,246,791 shares of its common stock, at a price of $2.85 per share, representing gross proceeds of $100,453. The offerings were conducted as follows:

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

Total net proceeds of the transactions in February 2013, net of agents’ costs of $4,018 and offering costs of $465, amounted to $95,970.

As of December 31, 2014, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Asia	$167,670	$158,441	$131,263
Europe	40,875	23,949	16,881
United States	56,332	20,007	2,953

Total Revenue	$264,877	$202,397	$151,097

NOTE 20: INVESTMENT IN AVAILABLE FOR SALE SECURITIES

As part of the consideration received from the sale of all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream in November 2014, the Company received 1,242,692 common units of Navios Midstream. As of December 31, 2014 and 2013, the carrying amount of the investment in available-for-sale common units was $15,099 and $0.0, respectively. As of December 31, 2014, the unrealized holding loss on the investment amounted to $3,542 and is included in “Other comprehensive loss”.

NOTE 21: OTHER INCOME

As of each of December 31, 2014, 2013 and 2012 other income amounted to $280, $4,787 and $280, respectively.

Following the default of their charterer in June 2013, the original charters of two MR2 product tankers, were terminated. Pursuant to the rehabilitation plan of the defaulted charterer, Navios Acquisition would be paid, partly in cash and partly in shares, for a loss claim that was agreed by the competent court in December 2013. The Company had a right to receive shares (issued in 2014) and therefore, recorded a derivative of $3,446 which was valued using the publicly available trading data on the settlement date. The derivative would be marked-to-market until the shares are received. The long-term notes receivable for cash of $1,177 was discounted using a discount rate that was determined based on the terms of the rehabilitation plan and managements’ estimates. The total amount of $4,623 was recognized in the consolidated statements of comprehensive income/ (loss) under “Other Income” since the loss claim was accepted by the court and the acceptance was irrevocable. (See Note 14 for the subsequent sale of the receivable and derivative).

NOTE 22: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/ (Loss) per share is calculated by dividing net income/ (loss) attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Net income/ (loss) for the years ended December 31, 2014, 2013 and 2012 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares and for the undistributed loss that is attributable to Series C preferred stock. Net income/ (loss) for the years ended December 31, 2014 and 2013 was also adjusted for the dividends on Series D Preferred Shares and for the dividend declared on Restricted shares.

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Numerator:
Net income/ (loss)	$13,047	$(58,592)	$(3,798)
Dividend declared on preferred shares Series B	(108)	(108)	(108)
Dividend declared on Series D preferred shares	(642)	(91)	—
Dividend declared on restricted shares	(385)	(105)	—
Undistributed (income)/ loss attributable to Series C participating preferred shares	(541)	3,206	622

Income / (loss) attributable to common stockholders	$11,371	$(55,690)	$(3,284)

Undistributed income/ (loss) attributable to Series C participating preferred shares	541	—	—

Net income/ ( loss) attributable to common stockholders, diluted	11,912	(55,690)	(3,284)

Denominator:
Denominator for basic net income/ (loss) per share — weighted average shares	147,606,448	98,085,189	40,517,413
Series A preferred stock	1,200,000	—	—
Series C preferred stock	7,676,000	—	—
Denominator for diluted net income/ (loss) per share — adjusted weighted average shares	156,482,448	98,085,189	40,517,413

Basic net income/ (loss) per share	$0.08	$(0.57)	$(0.08)
Diluted net income/ (loss) per share	$0.08	$(0.57)	$(0.08)

Potential common shares of 4,830,286 for the year ended December 31, 2014 (which include Series B and Series D Preferred Stock, restricted stock and stock options), 14,406,286 for the year ended December 31, 2013 (which include Series A, Series B, Series C and Series D Preferred Stock, restricted stock and stock options) and 9,949,143 for the year ended December 31, 2012 (which include Series A, Series B, Series C and Series D Preferred Stock) have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted income/ (loss) per share.

NOTE 23: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statement of comprehensive income/ (loss) for each of the years ended December 31, 2014 and 2013, related to the Greek Tonnage tax was $336 and $136, respectively.

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

NOTE 24: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Acquisition were to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

In January 2015, the FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Acquisition plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on Navios Acquisition’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on Navios Acquisition’s results of operations, financial position or cash flows.

In May 2014, The FASB issued ASU 2014-09, Revenue from Contracts with Customers, which changed the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements and Property, Plant and Equipment changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Acquisition’s results of operations, financial position or cash flows.

NOTE 25: SUBSEQUENT EVENTS

In January 2015, Navios Acquisition redeemed 250 shares of the Series D Preferred Stock and paid $2,500 to the holder upon exercise of the put option granted. On February 28, 2015, 200 shares of the Series D preferred stock were mandatorily converted into 200,000 shares of common stock.

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party for a purchase price of $31,500.

In February 2015, Navios Acquisition terminated the newbuilding contracts for two MR2 product tankers, with no exposure to the Company, due to the shipyard’s inability to issue a refund guarantee.

On February 6, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding 49,999 dwt MR2 product tanker, from an unaffiliated third party for a purchase price of $35,500.

On February 6, 2015, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2014 of $0.05 per share of common stock payable on April 2, 2015 to stockholders of record as of March 18, 2015. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.