Form 20-F
period 2015-12-31
Navios Maritime Acquisition CORP
filed 2016-03-22
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 149,782,990 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of cash flow and levels of dividends, as well as our future cash dividend policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

•	our ability to identify and consummate desirable acquisitions, dispositions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to fulfill other financial obligations, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or action taken by regulatory authorities and the expected costs thereof;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions; and

•	changes in the standard of service or the ability of our technical manager to be approved as required.

•	our ability to leverage to our advantage, Navios Maritime Holdings Inc. (“Navios Holdings”) relationships and reputation in the shipping industry.

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statements of operations for the years ended December 31, 2015, 2014 and 2013 and the consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2012 and December 31, 2011, and the consolidated balance sheet data as of December 31, 2013, 2012 and as of December 31, 2011, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

(In thousands of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Revenue	$313,396	$264,877	$202,397	$151,097	$121,925
Time charter expenses	(4,492)	(5,187)	(6,762)	(2,824)	(3,499)
Direct vessel expenses	(1,532)	(1,979)	(3,096)	(2,622)	(633)
Management fees (entirely through related party transactions)	(95,336)	(95,827)	(71,392)	(47,043)	(35,679)
General and administrative expenses	(15,532)	(14,588)	(7,017)	(3,853)	(4,241)
Depreciation and amortization	(57,623)	(67,718)	(63,880)	(49,644)	(38,638)
Loss on bond and debt extinguishment	—	—	(33,973)	—	(935)
Interest income	1,683	720	315	445	1,414
Interest expenses and finance cost	(73,561)	(78,610)	(58,386)	(49,432)	(43,165)
Impairment loss	—	(11,690)	—	—	—
Gain/ (loss) on sale of vessels	5,771	22,599	(21,098)	—	—
Change in fair value of other assets	—	(1,188)	—	—	—
Equity in net earnings of affiliated companies	18,436	2,000	—	—	—
Other income	41	280	4,787	280	155
Other expense	(1,514)	(642)	(487)	(202)	(561)
Net income/ (loss)	$89,737	$13,047	$(58,592)	$(3,798)	$(3,857)
Net income/ (loss) per share, basic	$0.57	$0.08	$(0.57)	$(0.08)	$(0.08)
Net income/ (loss) per share, diluted	$0.56	$0.08	$(0.57)	$(0.08)	$(0.08)

Balance Sheet Data (at period end)	Year Ended December 31, 2015	Year Ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
Current assets, including cash	97,349	89,528		120,801		71,795		78,907
Vessels, net	1,441,635	1,375,931		1,353,131		940,738		774,624
Total assets	1,774,091	1,697,014	(1),(2)	1,633,415	(1)	1,349,917	(1)	1,170,650	(1)
Long-term debt, including current portion, net of premium and deferred finance costs	1,197,583	1,142,002	(1)	1,131,202	(1)	973,359	(1)	820,592	(1)
Series D Convertible Preferred Stock	—	12,000		12,000		6,000		—
Total Stockholders’ equity	540,871	490,793	(2)	450,822		225,304		238,849
Puttable common stock	6,500	—		—		—		—
Common stock	15	15		13		4		4
Number of shares	149,782,990	151,664,942		136,714,942		40,517,413		40,517,413
Dividends declared/ paid	32,117	32,619		24,521		9,747		9,790
Cash Flow Data
Net cash provided by/ (used in) operating activities	119,636	75,985		(29,571)		81,877		64,233
Net cash used in investing activities	(104,510)	(145,729)		(293,740)		(205,956)		(225,777)
Net cash (used in)/ provided by financing activities	(14,814)	41,402		363,300		125,625		141,484
Cash dividends declared per common share	0.20	0.20		0.20		0.20		0.20
Fleet Data:
Vessels at end of period	39	37		33		19		14

(1)	The total assets and long-term debt, including current portion, net of premium and deferred finance costs presented in this table have been revised to reflect the adoption of ASU 2015-03. Refer to Note 2 to the consolidated financial statements.
(2)	The total assets and total stockholders’ equity at December 31, 2014 have been revised to account for the investments in the common units of Navios Midstream under the equity method. Refer to Note 2 to the consolidated financial statements.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors

Risks Relating to the Shipping Industry and the Operation of our Vessels

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the

Eurozone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products remains weak as a result of the weak global economic environment and a general global trend towards energy efficient technologies, which in combination with the diminished availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, and continue to be, at above historically average rates. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The continuing global financial crisis has intensified this unpredictability.

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

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet rose slightly from 18% at the end of 2011 to 19% at the end of 2015. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy at least some of our product, chemical tankers and VLCCs in the spot market. Although spot chartering is common in the product, chemical, tanker and VLCCs sectors, product, chemical tanker and VLCCs’ charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. World oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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

Certain of our VLCC vessels are contractually committed to time charters or operation in pools, with the remaining terms of these charters expiring during the period from and including 2016 through 2018. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter-free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. Furthermore, in connection with the initial public offering (“IPO”) of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), we have committed to charter-in certain vessels of Navios Midstream’s fleet at their current charter-out rates for two years from redelivery if market rates then are lower than their current charter rates. If we are not able to employ the VLCC vessels profitably under time charters or in the spot market, our results of operations and operating cash flow may suffer.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from nearly 49% at its recent peak in 2008 to 18.4% as of March 2016. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States is expected to overtake Saudi Arabia as the world’s top oil producer by 2018, according to the 2016 annual Medium-Term Oil Market Report by the International Energy Agency (“IEA”). The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The IEA said that U.S. crude oil imports will rebound in

2016 as domestic production slows but, overall, will decline over the period 2015 — 2021. A slowdown in oil imports to the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions

A number of third party owners have ordered so-called “eco-type” vessel designs, which may offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for certain of our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of March 2016 is estimated at 350 vessels or 16.1% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on new vessel designs, which purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such “eco-type” vessel increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2015, it has traded between a low of 593 and a high of 1,088; as of February 17, 2016, it stood at 807. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 451 and a high of 848 since January 2015 and stood at 528 as of February 17, 2016. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to an all-time record of about 7.8 million barrels per day in December 2015 and the U.S. has steadily increased its total petroleum product exports by about 370% to 4.4 million barrels per day in November 2015 from one million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

Fifteen of the vessels in our fleet are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

Two of our LR1 product tanker vessels, five of our MR2 product tanker vessels and our eight VLCC vessels are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates, partially or completely closing refineries and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products, and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to re-charter our vessels. It is also likely that we will face increased numbers of competitors entering in the crude oil, product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

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

The market values of tanker vessels have declined from historically high levels and may fluctuate significantly, which could cause us to breach covenants in our credit facilities, result in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges.

Due to the sharp decline in world trade and tanker charter rates, the market values of our vessels and contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have increased slightly then declined to prices lower than the beginning of 2015. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	where the ship was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

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

We have fixed the fees for ship management services of our owned fleet, provided by a subsidiary of Navios Holdings, through May 2016 at $6,000 per MR2 product tanker and chemical tanker vessel, $7,000 per LR1 product tanker vessel and $9,500 per VLCC vessel. Drydocking expenses under our Management Agreement will be reimbursed at cost at occurrence for all vessels.

We receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for certain of our VLCC vessels expire during the period from and including 2016 through 2018. Because of the long-term nature of these charter agreements, incremental increases in our vessel operating expenses over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

A decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2015, China imported about 305 million tons of crude oil by sea compared with crude oil imports to the United States of about 231 million tons. Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing the strategic stock piling of crude oil and increasing the amounts of diesel oil available for export. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

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

In addition, our business plan and strategy is predicated on buying vessels in a market at what we believe is near the low, but recovering phase of the periodic cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessel asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

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

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with all of our tanker vessels.

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

We derive a significant part of our revenue from a number of charterers. For the fiscal year ended December 31, 2015, Navig8 Chemicals Shipping and Trading Co. (“Navig8”), Mansel Ltd and Shell accounted for 35.2%, 10.8% and 13.6% respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

We cannot predict whether our charterers will, upon the expiration of their charters, re-charter our vessels on favorable terms or at all. If our charterers decide not to re-charter our vessels, we may not be able to re-charter them on terms similar to our current charters or at all. Even if we manage to successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market. If we receive lower charter rates under replacement charters or are unable to re-charter all of our vessels, our results of operations and financial condition could be materially adversely affected.

The risks and costs associated with vessels increase as the vessels age.

As of March 17, 2016, the vessels in our fleet had an average age of approximately 5.0 years and most tanker vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. As of January 2015, the limit for fuel oil sulphur levels falls to 0.10% m/m in emission control areas established to limit SOx and particulate matter emissions. Outside the emission control areas, the current limit for sulphur content of fuel oil is 3.50%, falling to 0.50% m/m on and after January 1, 2020. The 2020 date is subject to a review, to be completed by 2018, as to the availability of the required fuel oil. Depending on the outcome of the review, the effective date could be deferred to January 1, 2025. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx emission control areas from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. As of March 8, 2016, the BWM Convention had 49 contracting states for 34.82% of world gross tonnage. Additional countries may ratify in 2016, such that the requirement for a minimum 35% of world gross tonnage is met and entry of the BWM Convention into force is anticipated in the foreseeable future, which will likely result in additional compliance costs.

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

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of March 8, 2016, had 82 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone (the “EEZ”). Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane and nitrogen oxides. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session (2012), the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013,. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC agreed upon proposed language regarding a data collection system for fuel consumption of ships above 5,000 gross tons, a concept first proposed at MEPC 66. Further, the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the IMO’s Marine Environment Protection Committee in April 2016.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. citizens and U.S. permanent residents from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted, except in a very limited fashion.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU Common Military List, missiles-related goods and items that might be used for internal repression. The main nuclear-related sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved for fixtures involving Iran.

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

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, limited sanctions against North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

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

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and the results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in certain circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act 2010.

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

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing;

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions; and

•	other events and circumstances;

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by us, came under attack from pirate action groups on her way our from her loading terminal about 50nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001, the attacks in London on July 7, 2005, in Paris on January 7, 2015 and November 13, 2015, and the bombings in Spain on March 11, 2004, along with the recent conflicts in Iraq, Afghanistan, Syria, Yemen, Ukraine and other current and future conflicts, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

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

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank, revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

In addition, the economic uncertainty worldwide has made demand for shipping services volatile and has reduced charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2015, the value of the U.S. dollar as compared to the Euro increased by approximately 11.5% compared with the respective value as of December 31, 2014. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Navios Tankers Management Inc. (“the Manager”), a wholly-owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 43% of our shares of common stock as of March 17, 2016. Other than with respect to South American operations, Navios Holdings’ experience in the crude oil, chemical and product tanker sectors dates to 2010. Navios Holdings or the Manager may make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream and Navios Acquisition. We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently have any significant exposure in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners, Navios Midstream and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Midstream, Navios Partners and Navios Holdings may conflict from time to time and her limited devotion of time and attention to our business may hurt the operation of our business.

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

As of March 17, 2016, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 46.5% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock, then we will be in default under our credit facilities.

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

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our stockholders due to thin trading; and

•	loss of our tax exemption under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

Risks Related to Our Indebtedness

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

The agreements and instruments governing our indebtedness and other obligations do or will contain restrictions, limitations and obligations that could significantly impact our ability to operate our business and adversely affect our stockholders.

The agreements and instruments governing our indebtedness and other commitments we enter into including certain credit lines to our affiliates impose certain operating and financial restrictions on us.

Among other restrictions, these restrictions and our other obligations and commitments may limit our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions or sell all or substantially all of our properties or assets;

•	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender;

•	transfer or sell any of our vessels; and

•	enter into certain transactions with our affiliates.

•	reduce our cash available for growth and other purposes.

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

Additionally, we have entered into an agreement with Navios Holdings, pursuant to which we have provided Navios Holdings with a revolving credit facility of up to $50.0 million. Should Navios Holdings draw down on the facility, it will limit the funds available for other purposes.

Our credit facilities contain requirements that the value of the collateral provided pursuant to the credit facilities must equal or exceed by a certain percentage the amount of outstanding borrowings under the credit facilities and that we maintain a minimum liquidity level. In addition, our credit facilities contain additional restrictive covenants, including a minimum net worth requirement and maximum total net liabilities over net assets requirement. It is an event of default under our credit facilities if such covenants are not complied with or if Navios Holdings, Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, and their respective affiliates cease to hold a minimum percentage of our issued stock. In addition, the indenture governing the notes also contains certain provisions obligating us in certain instances to make offers to purchase outstanding notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an event of loss with respect to a mortgaged vessel, as defined in the indenture. Our ability to comply with the covenants and restrictions contained in our agreements and instruments governing our indebtedness may be affected by economic, financial and industry conditions and other factors beyond our control. If we are unable to comply with these covenants and restrictions, our indebtedness could be accelerated. If we are unable to repay indebtedness, our lenders could proceed against the collateral securing that indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our agreements and instruments governing our indebtedness. This could have serious consequences on our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

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

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, to finance any planned growth, and such financing may not be available.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2015, 2014, 2013, 2012 and 2011 taxable years (we were treated as a PFIC for the 2008, 2009 and 2010 taxable years), and we do not believe that we will be a PFIC for 2016 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross transportation income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income and such U.S. Source International Transportation Income is generally subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at up to a 35.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax, described below under “Material Income Tax Considerations”, on its U.S.-Source International Transportation Income.

We expect that we and each of our vessel-owning subsidiaries have qualified for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for our 2015 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S.-source income.

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

On July 1, 2008, Navios Acquisition completed its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of December 31, 2015, Navios Holdings had 43.6% of the voting power and 46.6% of the economic interest in Navios Acquisition.

Equity Transactions

Preferred Stock

As of December 31, 2015, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation.

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The Series A shares of preferred stock were converted to common stock that was issued on March 11, 2016. Refer to Note 23 “Subsequent Events” to the consolidated financial statements.

On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock to the seller of the two LR1 product tankers. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock (being 30% of the 540 shares originally issued), with nominal value of $10 per share, were mandatorily converted into 64,800 shares of common stock at a conversion ratio of 1: 25.

On October 27, 2015, the remaining 378 shares of Series B Convertible Preferred Stock (being 70% of the 540 shares originally issued), with nominal value of $10 per share, were converted into 108,000 shares of common stock at a conversion ratio of 1: 35.

As of December 31, 2015, there were 4,000 (3,000 shares of Series A Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock) shares of preferred stock issued and outstanding.

As of each of December 31, 2014 and December 31, 2013, there were 4,540 shares of preferred stock issued and outstanding (3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock).

On March 11, 2016, 1,200,000 shares of common stock were issued subsequent to the conversion of 3,000 shares of Series A Convertible Preferred Stock.

Series D Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Convertible Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Convertible Preferred Stock mandatorily converted into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Convertible Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Convertible Preferred Stock (or converted common shares) at their nominal value of $10.00 at the holder’s option. Beginning 18 months and no later than 60 months after the issuance of the preferred stock, the holder can exercise the option to request the redemption of up to 250 shares of preferred stock (or such number that has been converted to common shares) on a quarterly basis.

The fair value was determined using a combination of the Black-Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

In January 2015, Navios Acquisition redeemed, through the holder’s put option, 250 shares of the Series D Convertible Preferred Stock and paid $2.5 million to the holder upon redemption.

In March 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

In April 2015, Navios Acquisition redeemed, through the holder’s put option, 75 shares of the Series D Convertible Preferred Stock and paid $750,000 to the holder upon redemption.

In April 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months.

In July 2015, Navios Acquisition redeemed, through the holder’s put option, 50 shares of its Series D Convertible Preferred Stock and paid $500,000 to the holder upon redemption.

In August 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

In October 2015, Navios Acquisition redeemed, through the holder’s put option, 25 shares of its Series D Convertible Preferred Stock and paid $250,000 to the holder upon redemption.

In October 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

As of December 31, 2015 and December 31, 2014, 0 and 1,200 shares of Series D Convertible Preferred Stock, respectively, were outstanding.

Common Stock and puttable common stock

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

On March 2, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock and on April 24, 2015, 25,000 shares of such puttable common stock were redeemed for $250,000.

On April 30, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock were converted into 64,800 shares of common stock.

On July 15, 2015, Navios Acquisition redeemed, through the holder’s put option, 50,000 shares of the puttable common stock and paid $500,000 to the holder upon redemption.

On August 13, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On October 2, 2015, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of the puttable common stock and paid $750,000 to the holder upon redemption.

On October 26, 2015, 200 shares of the Series D Convertible Preferred Stock were converted into 200,000 shares of puttable common stock.

On October 27, 2015, 378 shares of Series B Convertible Preferred Stock were mandatorily converted into 108,000 shares of common stock.

Under the share repurchase program, for up to $50.0 million, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 2,704,752 shares for a total cost of approximately $9.9 million, as of December 31, 2015.

As of December 31, 2015, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid $1.0 million to the holder upon redemption.

On March 11, 2016, 1,200,000 shares of common stock were issued subsequent to the conversion of 3,000 shares of Series A Convertible Preferred Stock.

Vessel Deliveries, Acquisitions and Sales

2015

Acquisition of vessels

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $33.4 million. Cash paid was $17.8 million and $15.6 million was transferred from vessel deposits.

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $39.2 million. Cash paid was $12.6 million and $26.6 million was transferred from vessel deposits.

On November 6, 2015, Navios Acquisition took delivery of the Nave Spherical, a 2009-built, 297,188 dwt VLCC, from an unaffiliated third party for a total cost of $69.2 million.

On December 2, 2015, Navios Acquisition took delivery of the Nave Photon, a 2008-built, 297,395 dwt VLCC from an unaffiliated third party for a total cost of $65.2 million.

2014

Acquisition of vessels

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built, 299,973 dwt VLCC, from an unaffiliated third party, for a total cost of $75.9 million.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2, product tanker, from an unaffiliated third party, for a total cost of $33.4 million.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt, MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built 305,178 dwt VLCC, from an unaffiliated third party, for a total cost of $41.2 million.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built, 298,287 dwt VLCC, from an unaffiliated third party, for a total cost of $43.7 million.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt, MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million. Cash paid was $13.9 million and $25.7 million was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built, 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57.2 million. Cash paid was $51.5 million and $5.7 million was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built, 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54.7 million. Cash paid was $49.2 million and $5.5 million was transferred from vessel deposits.

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built, 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51.7 million. Cash paid was $46.6 million and $5.2 million was transferred from vessel deposits.

Disposal of vessels

2016

On January 27, 2016, Navios Acquisition sold the Nave Lucida, a 2005-built, MR2 product tanker to an unaffiliated third party for a sale price of $18.6 million.

2015

On June 18, 2015, Navios Acquisition sold the C. Dream, a 2000-built VLCC of 298,570 dwt, and the Nave Celeste, a 2003-built, of 298,717 dwt VLCC, to Navios Maritime Midstream Partners L.P. (“Navios Midstream”)

for a sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition.

2014

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million. As of March 31, 2014, an impairment loss of $10.7 million related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(l) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19.2 million (including the remaining carrying balance of dry dock and special survey costs in the amount of $1.0 million). The Company received net cash proceeds in the amount of $18.3 million and recognized a loss of $0.9 million. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of operations.

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

Navios Acquisition’s Fleet

As of March 17, 2016, our fleet consists of a total of 38 double-hulled tanker vessels, aggregating approximately 4.0 million deadweight tons, or dwt. The fleet includes eight VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship) and four chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All the vessels that we have taken delivery of are currently chartered-out to high-quality counterparties, including affiliates of Shell, Navig8 and Mansel with an average remaining charter period of approximately 1.3 years. As of March 17, 2016, we had charters covering 84.7% of available days in 2016 and 44.3% of available days in 2017.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Sharing	Expiration Date(2)
Owned Vessels
Nave Constellation	Chemical Tanker	2013	45,281	$16,088		50%/50%	September 2016
Nave Universe	Chemical Tanker	2013	45,513	$16,088		50%/50%	July 2016
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(9)	None	June 2016
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(9)	None	June 2016
Nave Velocity	MR2 Product Tanker	2015	49,999	$14,319	(7)	50%/50%	February 2017
Nave Sextans	MR2 Product Tanker	2015	49,999	$16,294		None	January 2018
Nave Pyxis	MR2 Product Tanker	2014	49,998	$16,294		None	February 2018
Nave Luminosity	MR2 Product Tanker	2014	49,999	$14,319	(7)	50%/50%	September 2016
Nave Jupiter	MR2 Product Tanker	2014	49,999	$14,319		50%/50%	May 2016
				$15,306		50%/50%	May 2017
Bougainville	MR2 Product Tanker	2013	50,626	$15,976	(6)	100%	September 2016
				$16,296		100%	September 2017
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,600		None	February 2017
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$14,813		50%/50%	January 2017
Nave Capella	MR2 Product Tanker	2013	49,995	$18,071	(13)	None	January 2017
Nave Orion	MR2 Product Tanker	2013	49,999	$13,331		50%/50%	March 2016
				$14,813		50%/50%	March 2017
Nave Titan	MR2 Product Tanker	2013	49,999	$13,825	(4)	50%/50%	June 2016
Nave Aquila	MR2 Product Tanker	2012	49,991	$14,566	(3)	50%/50%	November 2016
Nave Atria	MR2 Product Tanker	2012	49,992	$14,566	(3)	50%/50%	July 2016
Nave Orbit	MR2 Product Tanker	2009	50,470	$17,750	(16)	None	November 2017
Nave Equator	MR2 Product Tanker	2009	50,542	$14,250	(12)	None	April 2016
Nave Equinox	MR2 Product Tanker	2007	50,922	$15,650		ice-transit premium(5)	April 2016
Nave Pulsar	MR2 Product Tanker	2007	50,922	$15,553		ice-transit premium(5)	May 2016
Nave Dorado	MR2 Product Tanker	2005	47,999	$17,775		None	January 2017
Nave Atropos	LR1 Product Tanker	2013	74,695	$13,825		50%/50%	October 2016
				Floating Rate	(15)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673	$13,825		50%/50%	August 2016
				$18,022		50%/50%	August 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(15)	None	February 2019
Nave Cetus	LR1 Product Tanker	2012	74,581	$13,825		50%/50%	April 2016
				$18,022		50%/50%	April 2019
Nave Estella	LR1 Product Tanker	2012	75,000	$11,850		90% up to $17,000	January 2017
						50% above $17,000

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)		Profit Sharing	Expiration Date(2)
Nave Andromeda	LR1 Product Tanker	2011	75,000	$14,000		100% up to $17,000	November 2016
						50% above $17,000
Nave Ariadne	LR1 Product Tanker	2007	74,671	$13,825		50%/50%	May 2016
				$17,775		50%/50%	May 2018
Nave Cielo	LR1 Product Tanker	2007	74,671	$13,825		50%/50%	May 2016
				$17,775		50%/50%	May 2018
Nave Buena Suerte(11)	VLCC	2011	297,491	Floating Rate	(14)	None	August 2016
Nave Quasar(11)	VLCC	2010	297,376	$25,350		50% above $29,250	March 2016
				Floating Rate	(8)	None	March 2018
Nave Synergy	VLCC	2010	299,973	Floating Rate	(8)	None	February 2018
Nave Galactic(11)	VLCC	2009	297,168	Floating Rate	(10)	None	September 2017
Nave Spherical	VLCC	2009	297,188	$41,475		None	November 2017
Nave Neutrino(11)	VLCC	2003	298,287	$43,480		None	September 2016
				$37,520		None	September 2017
Nave Electron(11)	VLCC	2002	305,178	Floating Rate	(8)	None	December 2017
Nave Photon	VLCC	2008	297,395	$40,488		None	December 2017

(1)	Net time charter-out rate per day (net of commissions), presented in USD.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers.
(3)	Charterer’s option to extend the charter for one year at $15,553 net plus profit sharing. Profit sharing will be calculated monthly and profits will be split equally between each party. The profit sharing formula incorporates a $1,000 premium above the relevant index.
(4)	Charterer’s option to extend the charter for one year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally between each party.
(5)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice. For the Nave Equinox, the premium is $1,900 net per day and for the Nave Pulsar, $1,975 net per day.
(6)	Rate can reach a maximum of $20,885 net per day calculated based on a formula. Both rate and ceiling increase by 2% annually.
(7)	Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.
(8)	Rate based on VLCC pool earnings.
(9)	Rate based on chemical tankers pool earnings.
(10)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $39,500 net per day and 50% of any amount in excess of $39,500 net per day. The contract provides for a minimum rate of $29,625 net per day and $27,156 net per day for the last nine months of the contract.
(11)	Navios Acquisition has granted an option to Navios Midstream, exercisable until November 2016, to purchase the vessel from Navios Acquisition at fair market value.
(12)	Charterer’s option to extend for one year at $18,250 net per day.
(13)	Charterer’s option to extend for one year at $20,244 net per day.
(14)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $29,625 net per day.
(15)	Rate based on LR1 pool earnings.
(16)	Charterer’s option to extend for two years at $20,500 net per day.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•	Modern, High–Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $2.1 billion, including investments of approximately $0.8 billion in newbuilding constructions. As of March 17, 2016, our fleet had an average age of approximately 5.0 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of March 17, 2016, are chartered out with an average remaining charter period of approximately 1.3 years, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of March 17, 2016, we had charters covering 84.7% of available days in 2016 and 44.3% of available days in 2017. The charter arrangements for our eight VLCC tankers, eight contracted LR1 tankers, 18 MR2 product tankers and four chemical tankers represent $ 194.6 million in 2016, and $97.8 million in 2017 of aggregate contracted net charter revenue, exclusive of any profit sharing.

•	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

•	High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; Navig8, a company that controls a substantial fleet of product tankers; and Vitol, a major oil trader, trading over 5 million barrels of crude and product per day and Koch Industries, a refining, chemicals, commodity and energy trading group with over 100,000 employees worldwide.

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

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•	Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•	Enhance Operating Visibility With Charter-Out Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term charters. We will also seek profit sharing arrangements in our long–term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time charters, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of March 17, 2016, we had charters covering 84.7% of available days in 2016 and 44.3% of available days in 2017.

•	Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We plan to actively manage the size and composition of our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long-standing relationships of Navios Holdings with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

•	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain, as is currently the case, we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.

•	Benefit from Navios Holdings’ Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. Navios Holdings closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Navios Holdings has strict guidelines and policies that are designed to evaluate credit exposure. We believe that Navios Acquisition benefits from these established policies.

•	Implement and Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, a wholly owned subsidiary of Navios Holdings, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. The current technical managers of some of the VLCC vessels, affiliates of the seller of the vessels acquired as part of the VLCC Acquisition are technical ship management companies that have provided technical management to the VLCC vessels acquired during the VLCC Acquisition prior to the consummation of the acquisition thereof. These technical managers will continue to provide such services for an interim period, after which the technical management of our fleet is expected to be provided solely by the Manager. We believe that the Manager will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with Navios Holdings, management fees of our vessels are fixed through May 2016. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy.

Our major customers during 2015 were: Navig8 Chemicals Shipping and Trading Co., Mansel and Shell. For the year ended December 31, 2015, these three customers accounted for 35.2%, 10.8% and 13.6%, respectively, of Navios Acquisition’s revenue.

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

Although we believe that if any one of our charters were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to then-current market conditions, or otherwise.

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

Expenses

Management fees: Pursuant to the Management Agreement dated May 28, 2010 as amended on May 4, 2012, a subsidiary of Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Dry docking expenses were fixed for the first four years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement will be reimbursed at cost for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for each of the years ended December 31, 2015, 2014 and 2013 amounted to $95.3 million, $95.8 million and $71.4 million, respectively.

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

For each of the years ended December 31, 2015, 2014 and 2013 the expense arising from administrative services rendered by Navios Holdings amounted to $7.6 million, $7.3 million and $3.5 million, respectively.

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

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

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

Ship safety regulation

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

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Each vessel’s certificate evidencing compliance with the ISM Code and the ISPS Code, described below, must be periodically renewed and compliance must be periodically verified.

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

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with effect from January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards. At MEPC 68 (2015), draft amendments to Annex VI were approved for additional record requirements for operational compliance with NOx Tier III emission control areas, and are set for adoption in MEPC 69 (2016).

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 68th session, the MEPC requested that the IMO Secretariat begin a review by September 1, 2015 of the availability of fuel compliant with regulation 14 of Annex VI (SOx and particulate matter), which requires sulfur content of fuel oil on board ships to be at or below 0.50% m/m by January 1, 2020. These more stringent fuel standards are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’s request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions.

The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 8, 2016, the BWM Convention had 49 contracting states for 34.82% of world gross tonnage. Additional countries may ratify in 2016, which may cross the 35% of world gross tonnage threshold, such that entry of the BWM Convention into force is anticipated in the foreseeable future and will likely result in additional compliance costs. At MEPC 68, the committee approved of a “Roadmap for the implementation of the BWM Convention,” which encourages early adopters of ballast water management systems approved in accordance with current BWM guidelines and provides protections from penalties for those BWM systems installed according to current guidelines.

European regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and whilst it does in some respects reflect the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g., as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%).

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. Under the OPA, these liability limits do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt, legislation to amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VCP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Currently, the U.S. Coast Guard has no type-approved Ballast Water Treatment Systems (BWTS) in its approved equipment list. There are numerous foreign-approved BWTS in the Coast Guard’s list of approved Alternate Management Systems. There is a risk that a vessel-installed foreign-approved BWTS will not be type-approved by the U.S. Coast Guard, which may affect the useful life of the foreign-approved system or the vessel if it is intended to trade on the navigable waters of the United States.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of March 8, 2016, had 82 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Navios Acquisition’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e., $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2015.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Acquisition, Navios Europe I Inc. (“Navios Europe I”) with ownership interest of 47.5% and Navios Europe II Inc. (“Navios Europe II”) with ownership interest of 47.5% are included as affiliates and are accounted for under the equity method, for such periods during which the entities were affiliates of Navios Acquisition. See Note 8 to the Notes to Consolidated Financial Statements, included elsewhere within this Annual Report.

As of December 31, 2015, Navios Acquisition owns the 2% general partner interest in Navios Midstream totaling 413,843 general partner units, as well as a 58.85% limited partner interest, which represents 1,242,692 common units (6.01%), 9,342,692 subordinated units (45.15%) and 1,592,920 Subordinated Series A Units (7.7%). In the consolidated financial statements of Navios Acquisition, Navios Midstream with ownership interest of 60.85% is included as an affiliate. The Company analyzed its investments in Navios Midstream and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Midstream and, therefore all classes of units i.e., common units, the subordinated units, the subordinated Series A units and the general partner units of Navios Midstream are accounted for under the equity method.

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

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Navios Maritime Midstream Partners GP LLC, or the general partner, a wholly-owned subsidiary of Navios

Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. Navios Partners is an affiliate and not consolidated under Navios Holdings.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels.

Fleet Development

2015

Acquisition of vessels

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $33.4 million. Cash paid was $17.8 million and $15.6 million was transferred from vessel deposits.

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $39.2 million. Cash paid was $12.6 million and $26.6 million was transferred from vessel deposits.

On November 6, 2015, Navios Acquisition took delivery of the Nave Spherical, a 2009-built, 297,188 dwt VLCC, from an unaffiliated third party for a total cost of $69.2 million.

On December 2, 2015, Navios Acquisition took delivery of the Nave Photon, a 2008-built, 297,395 dwt VLCC from an unaffiliated third party for a total cost of $65.2 million.

2014

Acquisition of vessels

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built, 299,973 dwt VLCC, from an unaffiliated third party, for a total cost of $75.9 million.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2, product tanker, from an unaffiliated third party, for a total cost of $33.4 million.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt, MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built 305,178 dwt VLCC, from an unaffiliated third party, for a total cost of $41.2 million.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built, 298,287 dwt VLCC, from an unaffiliated third party, for a total cost of $43.7 million.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt, MR2 product tanker, from an unaffiliated third party, for a total cost of $39.6 million. Cash paid was $13.9 million and $25.7 million was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built, 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57.2 million. Cash paid was $51.5 million and $5.7 million was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built, 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54.7 million. Cash paid was $49.2 million and $5.5 million was transferred from vessel deposits.

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built, 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51.7 million. Cash paid was $46.6 million and $5.2 million was transferred from vessel deposits.

Disposal of vessels

2016

On January 27, 2016, Navios Acquisition sold the Nave Lucida, a 2005-built, MR2 product tanker, to an unaffiliated third party for a sale price of $18.6 million.

2015

On June 18, 2015, Navios Acquisition sold the C. Dream, a 2000-built VLCC of 298,570 dwt, and the Nave Celeste, a 2003-built, of 298,717 dwt VLCC, to Navios Midstream for a sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition.

2014

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million. As of March 31, 2014, an impairment loss of $10.7 million related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(l) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19.2 million (including the remaining carrying balance of dry dock and special survey costs in the amount of $1.0 million). The Company received net cash proceeds in the amount of $18.3 million and recognized a loss of $0.9 million. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of operations.

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

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2015	2014	2013
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	1/1 - 6/17	1/1 - 12/31	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 11/17	1/1 - 12/31
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is	—	1/1 - 11/17	1/1 - 12/31
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 11/17	1/1 - 12/31
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.	—	1/1 - 11/17	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/2 - 12/31
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/25 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/25 - 12/31
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/28 - 12/31
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/28 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/4 - 12/31
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 6/17	1/1 - 12/31	7/3 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/8 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/8 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/8 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/4 - 12/31	—
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/29 - 12/31	—
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	9/15 - 12/31	—
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	10/9-12/31	—	—
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	10/9-12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	10/13 - 12/31	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

Our Charters

Our major customers during 2015 were: Navig8 Chemicals Shipping and Trading Co., Mansel and Shell. For the year ended December 31, 2015, these three customers accounted for 35.2%, 10.8% and 13.6%, respectively, of Navios Acquisition’s revenue.

For the year ended December 31, 2014, Navios Acquisition’s customers representing 10% or more of total revenue were DOSCO and Navig8 which accounted for 22.4% and 28.8%, respectively.

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

Period over Period Comparisons

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

The following table presents consolidated revenue and expense information for the years ended December 31, 2015 and 2014. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	$313,396	$264,877
Time charter and voyage expenses	(4,492)	(5,187)
Direct vessel expenses	(1,532)	(1,979)
Management fees (entirely through related party transactions)	(95,336)	(95,827)
General and administrative expenses	(15,532)	(14,588)
Depreciation and amortization	(57,623)	(67,718)
Interest income	1,683	720
Interest expenses and finance cost	(73,561)	(78,610)
Impairment loss	—	(11,690)
Gain on sale of vessels	5,771	22,599
Change in fair value of other assets	—	(1,188)
Equity in net earnings of affiliated companies	18,436	2,000
Other income	41	280
Other expense	(1,514)	(642)
Net income	$89,737	$13,047

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2015 and 2014 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year Ended December 31, 2015	Year Ended December 31, 2014
FLEET DATA
Available days(1)	13,743	13,227
Operating days(2)	13,707	13,193
Fleet utilization(3)	99.7%	99.7%
Vessels operating at period end	39	37
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$22,477	$19,633

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: Time Charter Equivalent (“TCE”) is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

For the year ended December 31, 2015, Navios Acquisition had 13,743 available days, after it took delivery of five MR2 product tankers and eight VLCCs during the period from January 1, 2014 until December 31, 2015. The effect was partially mitigated by (i) the sale of the outstanding shares of capital stock of two of its vessel-owning subsidiaries (Nave Celeste and C. Dream) to Navios Midstream (see Note 1) on June 18, 2015, (ii) the sale of the Shinyo Splendor on May 6, 2014 to an unaffiliated third party; and (iii) the sale of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 1) on November 18, 2014.

There were 13,227 available days in the comparative period in 2014.

Revenue: Revenue for the year ended December 31, 2015 increased by $48.5 million or 18.3% to $313.4 million, as compared to $264.9 million for the same period in 2014. The increase was mainly attributable to: (i) the increase in revenue following deliveries of the vessels discussed above and was partially mitigated by $73.7 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015; and (ii) the profit sharing increase by $25.4 million to $32.1 million recognized in the year ended December 31, 2015, as compared to $6.7 million for the same period in 2014. Available days of the fleet increased to 13,743 days for the year ended December 31, 2015, as compared to 13,227 days for the year ended December 31, 2014. The TCE Rate increased to $22,477 for the year ended December 31, 2015, from $19,633 for the year ended December 31, 2014.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2015 decreased by approximately $0.7 million to $4.5 million, as compared to $5.2 million for the year ended December 31, 2014. The decrease was attributable to: (a) $1.3 million decrease in bunkers; and (b) $0.1 million decrease in voyage expenses. The decrease was partially mitigated by a $0.6 million increase in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $1.5 million for the year ended December 31, 2015, as compared to $2.0 million for the year ended December 31, 2014.

Management fees: Management fees for the year ended December 31, 2015 decreased by $0.5 million to $95.3 million, as compared to $95.8 million for the year ended December 31, 2014. The decrease was attributable to: (i) the decrease of $17.6 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015, partially mitigated by the increase incurred as a result of the 13 vessels delivered since January 2014.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2015 increased by approximately $0.9 million or 6.5% to $15.5 million compared to $14.6 million for the year ended December 31, 2014. The increase was mainly attributable to a: (a) $2.8 million of cash payment authorized by the Compensation committee of the Company; (b) $0.3 million increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet; (c) $0.4 million increase in other expenses, including travelling expenses; and (d) $0.4 million increase in professional and other fees; partially mitigated by (d) $2.9 million decrease of the stock based compensation.

For the years ended December 31, 2015 and 2014, the expenses charged by Navios Holdings for administrative services were $7.6 million and $7.3 million, respectively. The remaining balance of $7.9 million and $7.3 million of general and administrative expenses for the years ended December 31, 2015 and 2014, respectively, related to stock based compensation and compensation expense, as well as legal, consulting, travel and professional fees including audit fees.

Depreciation and amortization: Depreciation and amortization decreased by approximately $10.1 million to $57.6 million for the year ended December 31, 2015 as compared to $67.7 million for the year ended December 31, 2014. The decrease of $10.1 million was mainly attributable to: (i) a decrease in depreciation expense of $17.8 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015; (ii) a decrease in amortization of favorable and unfavorable lease terms of $3.6 million, mainly due to the sale of the time charter-out contracts attached to the six VLCCs sold to Navios Midstream. The decrease was partially mitigated by approximately $11.3 million due to the acquisition of the thirteen vessels discussed above. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for year ended December 31, 2015 increased by $1.0 million to $1.7 million compared to $0.7 million for the year ended December 31, 2014. The increase is mainly attributable to the increase of the interest income accrued under the revolving loans granted to Navios Europe I and Navios Europe II.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2015 decreased by $5.0 million to $73.6 million, as compared to $78.6 million for the year ended December 31, 2014. The decrease was due to the decrease in the average outstanding balance of our borrowings, which amounted to $487.7 million for the year ended December 31, 2015 as compared to $575.1 million for the year ended December 31, 2014. The decrease was partially mitigated by the increase of the weighted average interest rate for the year ended December 31, 2015 to 6.0% from 5.73%, during the year ended December 31, 2014. As of December 31, 2015 and 2014, the outstanding balance under Navios Acquisition’s total borrowings was $1,216.6 million and $1,162.5 million, respectively.

Impairment loss: As of March 31, 2014, an impairment loss of $10.7 million related to the sale of Shinyo Splendor had been recognized under the line item “Impairment Loss.” As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss. In addition, as of March 31, 2014, management reassessed the recoverable amount of a receivable and recognized an impairment loss of $1.0 million.

Gain on sale of vessels: The gain on sale of vessels for year ended December 31, 2015, was $5.8 million and resulted from the sale of the Nave Celeste and the C. Dream to Navios Midstream for a total sale price of $100.0 million, of which $73.0 million was paid in cash and $27.0 million was paid in a new class of units designated as Subordinated Series A Units of Navios Midstream.

On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 5), resulting in a gain on disposal of $23.5 million.

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million and recognized a loss on sale of $0.9 million.

Change in fair value of other assets: As of March 31, 2014, management revalued its derivative asset at $2.3 million using publicly available trading data and recognized a fair value loss of $1.2 million in the consolidated statements of operations. The derivative was sold in the second quarter of 2014.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies increased by $16.4 million to $18.4 million for the year ended December 31, 2015, as compared to $2.0 million for the same period in 2014. The increase resulted from the equity in earnings of Navios Midstream which amounted to $14.7 million and from the equity in earnings of Navios Europe I of $0.5 million and Navios Europe II of $1.3 million.

Other income: Other income amounted to $0.04 million for the year ended December 31, 2015 compared to $0.3 million for the year ended December 31, 2014.

Other expense: Other expense increased by $0.9 million to $1.5 million for the year ended December 31, 2015, as compared to $0.6 million for the same period in 2014.

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

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2014 increased by $7.6 million or 107.9% to $14.6 million compared to $7.0 million for the year ended December 31, 2013. The increase was mainly attributable to a: (a) $4.2 million increase due to stock based compensation recognized in connection with the issuance of 2,100,000 restricted shares and options to purchase 1,500,000 shares of common stock; (b) $3.8 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet; partially mitigated by (c) $0.4 million decrease in other general and administrative expenses, including professional, other fees and travelling expenses. Pursuant to the Administrative Services Agreement, Navios Holdings provides certain administrative management services to Navios Acquisition which include: rent, bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

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

Gain/ (loss) on sale of vessels: On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million. The vessel’s aggregate net carrying amount as of the date of sale was $19.2 million (including the remaining carrying balance of dry dock and special survey costs in the amount of $1.0 million). The Company received net cash proceeds in the amount of $18.3 million and recognized a loss of $0.9 million. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of operations.

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

Change in fair value of other assets: As of March 31, 2014, management revalued its derivative assets at $2.3 million using publicly available trading data and recognized a fair value loss of $1.2 million in the consolidated statements of operations.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies increased by $2.0 million to $2.0 million for the year ended December 31, 2014, as compared to $0.0 million for the same period in 2013. The increase resulted from the equity in earnings of Navios Midstream which amounted to $1.2 million following the completion of its November 2014 IPO and the remaining increase resulted from the equity in earnings of Navios Europe I. For the year ended December 31, 2013, Navios Europe I had minimal operations and therefore, the Company did not record any equity method investee income/ (loss).

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

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, proceeds from asset sales and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs. Please also refer to “Item 3.D. Risk Factors — Risks Related to Our Indebtedness.”

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

Under its share repurchase program, Navios Acquisition is authorized to repurchase up to $50.0 million of its common stock, over a two-year period. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors, and will be subject to restrictions under Navios Acquisition’s credit facilities and indenture.

Navios Acquisition may use funds to repurchase its outstanding capital stock and/or indebtedness from time to time. Repurchases may be made in the open market, or through privately negotiated transactions or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Acquisition deems appropriate and subject to its cash requirements for other purposes, compliance with the covenants under Navios Acquisition’s debt agreements, and other factors management deems relevant.

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. Refer to Note 15. The gain on sale of vessels amounted to $5.8 million.

In November 2015, Navios Acquisition, entered into a term loan facility of up to $125.0 million (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB as described herein. The refinancing was treated as a modification for accounting purposes. The four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $0.4 million and $1.9 million, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $0.7 million and $0.8 million, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum. As of December 31, 2015, the facility was fully drawn and $125.0 million was outstanding.

On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2015, the facility was fully drawn and $44.0 million was outstanding.

In January 2016, Navios Acquisition sold the Nave Lucida, a 2005-built, MR2 product tanker, to an unaffiliated third party for a sale price of $18.6 million. In connection with the sale of the Nave Lucida, Navios Acquisition prepaid an amount of $12.1 million under its credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB.

On March 9, 2016, the Company entered into a loan agreement with Navios Holdings, pursuant to which Navios Acquisition provided a revolving loan facility of up to $50.0 million to Navios Holdings (the “Revolver”). The interest rate in respect of the Revolver will be based on LIBOR plus 3% per annum. The Revolver must be repaid by Navios Holdings on December 31, 2018. Navios Holdings may prepay the Revolver at any time prior to December 31, 2018, with any amounts prepaid available for re-borrowing. Navios Holdings may at any time permanently terminate the Revolver in full, or from time to time, permanently reduce, the Revolver in part. The Revolver will be guaranteed by Navios Holdings Europe Finance Inc. (the “Guarantor”), a wholly owned subsidiary of Navios Holdings, and will be secured by (i) a first priority pledge of all of the Guarantor’s ownership interests in Navios Europe Holdings Inc. (the parent Company of Navios Europe I in which Navios Holdings has a 47.5% ownership interest) and (ii) a first priority pledge of 8,000,000 common units of Navios Partners owned by Navios Holdings.

Cash flows for the year ended December 31, 2015 compared to the year ended December 31, 2014:

The following table presents cash flow information for the years ended December 31, 2015 and 2014. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Net cash provided by operating activities	$119,636	$75,985
Net cash used in investing activities	(104,510)	(145,729)
Net cash (used in)/ provided by financing activities	(14,814)	41,402
Change in cash and cash equivalents	$312	$(28,342)

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities increased by $43.7 million to $119.6 million for the year ended December 31, 2015 as compared to net cash provided by operating activities of $76.0 million for the same period in 2014. The increase is analyzed as follows:

The net income for the year ended December 31, 2015 was $89.7 million compared to $13.0 million for the year ended December 31, 2014. In determining net cash provided by operating activities for the year ended December 31, 2015, the net income was adjusted for the effect of depreciation and amortization of $57.6 million, $5.8 million gain on sale of vessels, $3.5 million for amortization and write-off of deferred finance fees and bond premium, $1.5 million for the amortization of dry dock and special survey costs, $2.4 million stock based compensation and $3.8 million for earnings in affiliates, net of dividend received.

Amounts due to related parties decreased by $28.1 million from $28.1 million at December 31, 2014 to $0 at December 31, 2015. The decrease of approximately $28.1 million primarily resulted from a $17.8 million payment relating to operating activities, i.e., management fees and other expenses, and a $10.4 million payment related to financing activities, i.e., capitalized expenses of certain of the Company’s vessels, while these were under construction.

Amounts due from related parties increased by $16.5 million to $17.8 million at December 31, 2015 from $1.4 million at December 31, 2014. The increase mainly relates to management fees and other expenses.

Payment for dry dock and special survey costs incurred in the years ended December 31, 2015 and December 31, 2014 was $6.6 million and $5.7 million, respectively.

Accounts receivable decreased by $4.1 million from $18.3 million for the year ended December 31, 2014, to $14.2 million for the year ended December 31, 2015. The decrease was attributed to the decrease in receivables due from charterers.

Restricted cash from operating activities increased by $0.04 million from $1.31 million for the year ended December 31, 2014 to $1.35 million for the year ended December 31, 2015 and related to the cash held in retention accounts for the payment of interest under our credit facilities.

Accounts payable increased by $1.2 million to $2.8 million at December 31, 2015 from $1.6 million at December 31, 2014.

Prepaid expenses and other current assets decreased by $5.1 million to $3.7 million for the year ended December 31, 2015 from $8.7 million for the year ended December 31, 2014. The total decrease in prepaid expenses and other current assets primarily resulted from: (i) a $4.5 million decrease in working capital advances required under certain charter contracts; and (ii) a $1.0 million decrease in inventory. The decrease of $5.5 million was partially mitigated by a $0.4 million increase in other prepaid expenses.

Other long-term assets increased by $1.2 million to $1.9 million for the year ended December 31, 2015 from $0.7 million for the year ended December 31, 2014, due to $1.2 million representing advances to certain counterparties for working capital purposes reclassified from the caption “Prepaid expenses and other current assets.”

Accrued expenses decreased by $0.5 million to $9.8 million for the year ended December 31, 2015, from $10.3 million on December 31, 2014. The decrease was attributable to a $0.5 million decrease in accrued professional fees and expenses, $0.1 million decrease in accrued voyage expenses partially mitigated by a $0.1 million increase in accrued interest.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue increased by $6.2 million to $7.6 million for the year ended December 31, 2015 from $1.4 million on December 31, 2014.

Cash used in investing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash used in investing activities decreased by $41.2 million to $104.5 million at December 31, 2015 from $145.7 million at December 31, 2014.

Net cash used in investing activities for the year ended December 31, 2015, resulted from: (i) $71.2 million net proceeds from sale of vessel; and (ii) $2.6 million from dividends received from affiliates. The $73.8 million increase was mitigated by: (a) $163.8 million paid for the acquisition of vessels; (b) a $7.2 million paid for investments in affiliates (from which $6.7 million relates to the investment in Navios Europe II and approximately $0.6 million was paid to Navios Midstream to acquire 32,509 general partner units in order for Navios Acquisition to maintain its 2.0% general partnership interest); and (c) a $7.3 million loan granted to Navios Europe II.

Net cash used in investing activities for the year ended December 31, 2014 resulted from: (a) $362.3 million paid for acquisitions of vessels; (b) $11.9 million paid as deposits for the acquisition of the vessels that were delivered to Navios Acquisition at various dates through February 2015; and (c) $4.5 million from a loan granted to Navios Europe I. The $378.7 million was partially mitigated by the receipt of $233.0 million of net proceeds from the sales of the Shinyo Splendor in May 2014 and the four VLCCs in November 2014.

Cash (used in)/ provided by financing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash used in financing activities decreased by $56.2 million to a $14.8 million outflow at December 31, 2015 from a $41.4 million inflow in the year ended December 31, 2014.

The decrease in net cash used in financing activities resulted from: (i) $140.9 million of loan repayments; (ii) $40.1 million of dividends paid; (iii) a $11.3 million payment to a related party capitalized expenses of certain of the Company’s vessels, while these were under construction; (iv) $5.5 million for the redemption of convertible shares; (v) $9.9 million for the acquisition of treasury stock, and was partially offset by $192.9 million loan proceeds net of deferred finance fees; and a $0.1 million increase in restricted cash.

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

Prepaid expenses and other current assets increased by $4.1 million to $8.7 million for the year ended December 31, 2014 from $4.6 million for the year ended December 31, 2013. The total increase in prepaid expenses and other current assets amounted to $7.6 million that resulted primarily from: (a) $6.6 million being advanced to certain counterparties for working capital purposes as per the charter contracts entered into with them with $3.2 million of the $6.6 million increase representing amounts reclassified from caption “Other long-term assets”, as in accordance with the terms of the charter contracts these are expected to be redelivered to the Company within the next twelve months from December 31, 2014; and (b) $1.0 million due to increase in inventory. The increase of $7.6 million was mitigated by the eventual sale of a derivative asset of $3.5 million during the year ended December 31, 2014. The revaluation of such derivative instrument in 2014 resulted in the recognition of a fair value loss of $1.0 million, which is presented as a non-cash item.

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

Net cash used in investing activities for the year ended December 31, 2014 resulted from: (a) $362.3 million paid for acquisitions of vessels; (b) $11.9 million paid as deposits for the acquisition of the vessels that were delivered to Navios Acquisition at various dates through February 2015; and (c) $4.5 million from a loan granted to Navios Europe I. The $378.7 million was partially mitigated by the receipt of $233.0 million of net proceeds from the sales of the Shinyo Splendor in May 2014 and the four VLCCs in November 2014.

Net cash used in investing activities for the year ended December 31, 2013, resulted from: (a) $288.9 million paid for acquisitions of vessels; (b) $24.9 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through June 2015; and (c) $4.8 million for investment in Navios Europe I; and (d) $2.7 million from the loan granted to Navios Europe I. The $321.2 million was partially mitigated by a $10.1 million decrease in restricted cash and $17.4 million from net proceeds from the sale of a vessel.

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

	Year Ended December 31, 2015 (unaudited)	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$119,636	$75,985	$(29,571)
Net increase in operating assets	14,911	17,375	8,231
Net decrease/ (increase) in operating liabilities	10,610	(7,972)	60,080
Net interest cost	71,878	77,890	58,071
Amortization and write-off of deferred finance fees and bond premium	(3,495)	(9,111)	(11,616)
Earnings in affiliates, net of dividends received	3,821	2,000	—
Stock based compensation	(2,362)	(5,254)	(1,089)
Gain/ (loss) on sale of vessels	5,771	22,599	(21,098)
Impairment loss	—	(11,690)	—
Change in fair value of other assets	—	(1,188)	—
Non-cash settlement received	—	—	3,446

EBITDA	220,770	160,634	66,454

Stock based compensation	2,362	5,254	1,089
(Gain)/ loss on sale of vessels	(5,771)	(22,599)	21,098
Impairment loss	—	11,690	—
Change in fair value of other assets	—	1,188	—
Non-cash settlement received	—	—	—
Write-off of deferred finance fees and bond premium	—	—	8,708

Adjusted EBITDA	217,361	156,167	97,349

	Year Ended December 31, 2015 (unaudited)	Year Ended December 31, 2014 (unaudited)	Year Ended December 31, 2013 (unaudited)
Net cash provided by/ (used in) operating activities	$119,636	$75,985	$(29,571)
Net cash used in investing activities	$(104,510)	$(145,729)	$(293,740)
Net cash (used in)/ provided by financing activities	$(14,814)	$41,402	$363,300

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

Adjusted EBITDA for the year ended December 31, 2015 increased by $61.2 million to $217.4 million from $156.2 million in the year ended December 31, 2014. The increase in Adjusted EBITDA was due to a: (a) $48.5 million increase in revenue; (b) $16.4 million increase in equity in net earnings of affiliated companies; (c) $0.7 million decrease in time charter expenses; and (d) $0.5 million decrease in management fees; partially mitigated by a: (i) $3.8 million increase in general and administrative expenses; (ii) $0.2 million decrease in other income; and (iii) $0.9 million increase in other expense.

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

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2015.

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

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010 with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2015, the amount of $119.3 million was outstanding.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2015, $65.3 million was outstanding.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche started three months after the delivery date of the respective vessel and bore interest at a rate of LIBOR plus 275 bps. The loan also required compliance with certain financial covenants. After various amendments, on November 13, 2014, the Company prepaid an amount of $18.4 million which was the entire amount outstanding under one of the two tranches using a portion of the proceeds received from Navios Midstream’s IPO. In June 2015, the Company fully prepaid the outstanding balance under this loan facility. The repayment of the loan agreement was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.1 million was written-off from the deferred financing fees.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million is drawn (divided into two tranches of $26.1 million and 25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $41.0 million was outstanding as of December 31, 2015.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $38.6 million was outstanding as of December 31, 2015.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2015, an amount of $27.0 million was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2015, the facility was fully drawn and $52.0 million was outstanding.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and paid $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. In December 2014 the facility was renewed for one year. As of December 31, 2015, there was no amount outstanding under this facility.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200.0 million for general corporate purposes. The loan provided for an arrangement fee of $4.0 million and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169.7 million from the facility. The facility matured and was repaid in full by December 29, 2014.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.2 million each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.32 million with a final balloon payment of $11.3 million to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2015, the facility was fully drawn and $34.6 million was outstanding.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On July 18, 2014, Navios Acquisition entered into a term loan facility of up to $132.4 million (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of a credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. On November 13, 2014, the Company prepaid an amount of $29.6 million which was the entire amount outstanding under two of the tranches. In June 2015, the Company prepaid an amount of $29.7 million which was the entire amount outstanding under another two tranches.

In November 2015, Navios Acquisition, entered into a term loan facility of up to $125.0 million (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB as described herein. The refinancing was treated as a modification for accounting purposes. The four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $0.4 million and $1.9 million, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $0.7 million and $0.8 million, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum. As of December 31, 2015, the facility was fully drawn and $125.0 million was outstanding. In January 2016, Navios Acquisition prepaid $12.1 million, being the fifth tranche of the facility, in connection with the sale of the Nave Lucida.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2015, the facility was fully drawn and $44.0 million was outstanding.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of December 31, 2015, the Company was in compliance with its covenants.

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

On March 9, 2016, the Company entered into a loan agreement with Navios Holdings, pursuant to which Navios Acquisition provided a revolving loan facility of up to $50.0 million to Navios Holdings (the “Revolver”). The interest rate in respect of the Revolver will be based on LIBOR plus 3% per annum. The Revolver must be repaid by Navios Holdings on December 31, 2018. Navios Holdings may prepay the Revolver at any time prior to December 31, 2018, with any amounts prepaid available for re-borrowing. Navios Holdings may at any time permanently terminate the Revolver in full, or from time to time, permanently reduce, the Revolver in part. The Revolver will be guaranteed by Navios Holdings Europe Finance Inc. (the “Guarantor”), a wholly owned subsidiary of Navios Holdings, and will be secured by (i) a first priority pledge of all of the Guarantor’s ownership interests in Navios Europe Holdings Inc. (the parent Company of Navios Europe I, in which Navios Holdings has a 47.5% ownership interest) and (ii) a first priority pledge of 8,000,000 common units of Navios Partners owned by Navios Holdings.

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

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of December 31, 2015, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion in “Item 5F. Contractual Obligations and Contingencies”.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2015:

	Payments due by period (Unaudited)(1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$64,382	$135,681	$267,081	$749,470	$1,216,614
Total contractual obligations	$64,382	$135,681	$267,081	$749,470	$1,216,614

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 250 bps to 325 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2015, the amount undrawn from the revolving facility was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million. See Note 8 for the Investment in Navios Europe I and the respective ownership interests.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 8 for the Investment in Navios Europe II and the respective ownership interests. As of December 31, 2015, the amount undrawn under the Navios Revolving Loans II was $23.1 million, of which Navios Acquisition is committed to fund $11.0 million.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

On March 9, 2016, the Company entered into a loan agreement with Navios Holdings, pursuant to which Navios Acquisition provided a revolving loan facility of up to $50.0 million to Navios Holdings (the “Revolver”). The interest rate in respect of the Revolver will be based on LIBOR plus 3% per annum. The Revolver must be repaid by Navios Holdings on December 31, 2018. Navios Holdings may prepay the Revolver at any time prior to December 31, 2018, with any amounts prepaid available for re-borrowing. Navios Holdings may at any time permanently terminate the Revolver in full, or from time to time, permanently reduce, the Revolver in part. The Revolver will be guaranteed by Navios Holdings Europe Finance Inc. (the “Guarantor”), a wholly owned subsidiary of Navios Holdings, and will be secured by (i) a first priority pledge of all of the Guarantor’s ownership interests in Navios Europe Holdings Inc. (the parent Company of Navios Europe I, in which Navios Holdings has a 47.5% ownership interest) and (ii) a first priority pledge of 8,000,000 common units of Navios Partners owned by Navios Holdings.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Consolidated Financial Statements, included herein.

Fair Value of Vessels: As of December 31, 2015, Navios Acquisition owned and operated a fleet of 39 vessels, with an aggregate carrying value of $1,452.0 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel. On a vessel-by-vessel basis, as of December 31, 2015, the carrying value of 14 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel) exceeds the estimated fair value of those same vessels by approximately $37.1 million in the aggregate (the unrealized loss).

As of December 31, 2014, Navios Acquisition owned and operated a fleet of 37 vessels, with an aggregate carrying value of $1,381.7 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2014, the carrying value of 20 of Navios Acquisition’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $118.8 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2015 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2015
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$44.2	$34.0	*
Nave Ariadne	7/2/2010	$44.1	$34.0	*
Nave Cosmos	10/27/2010	$31.8	$27.0	*
Nave Polaris	1/27/2011	$31.8	$27.2	*
Nave Orbit	7/12/2011	$37.3	$31.5	*
Nave Equator	7/18/2011	$37.3	$31.7	*
Nave Andromeda	11/14/2011	$44.3	$37.8	*
Nave Estella	1/20/2012	$44.6	$38.4	*
Nave Atria	7/31/2012	$37.6	$33.0	*
Nave Cassiopeia	8/31/2012	$43.8	$38.7
Nave Cetus	10/31/2012	$44.0	$39.1
Nave Aquila	11/9/2012	$37.8	$33.5	*
Nave Bellatrix	1/24/2013	$38.0	$34.0
Nave Orion	3/22/2013	$38.1	$34.3
Nave Rigel	2/13/2013	$47.9	$42.9	*
Nave Atropos	4/24/2013	$48.2	$43.6
Nave Titan	6/10/2013	$37.1	$33.7
Nave Capella	7/9/2013	$37.2	$33.9
Nave Alderamin	9/3/2013	$37.3	$34.2
Nave Universe	7/22/2013	$34.2	$31.2
Nave Constellation	9/5/2013	$34.3	$31.5
Nave Equinox	6/26/2013	$23.5	$20.9
Nave Pulsar	7/9/2013	$23.6	$21.1
Bougainville	9/30/2013	$35.6	$32.7
Nave Dorado	9/24/2013	$16.8	$16.2
Nave Lucida	10/23/2013	$16.8	$16.2
Nave Jupiter	05/07/2014	$39.6	$37.3	*
Nave Luminosity	09/19/2014	$39.6	$37.8	*
Nave Pyxis	11/20/2014	$33.4	$32.1
Nave Galactic	02/04/2014	$53.5	$49.6

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2015
	(In millions of U.S. dollars)
Nave Quasar	02/12/2014	$54.7	$52.9
Nave Buena Suerte	03/10/2014	$57.2	$53.7
Nave Neutrino	06/16/2014	$43.7	$40.5
Nave Synergy	12/09/2014	$76.9	$73.5
Nave Electron	07/21/2014	$41.2	$38.3
Nave Sextans	01/08/2015	$33.4	$32.2
Nave Velocity	02/11/2015	$39.2	$38.0	*
Nave Spherical	11/06/2015	$69.2	$68.8
Nave Photon	12/02/2015	$65.2	$65.0
		$1,594.0	$1,452.0

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2015, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel).

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, provisions for legal disputes, and contingencies and the valuation estimates inherent in the deconsolidation gain. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $360 per LWT. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

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

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible, if any, with respect to the time charter agreement attached to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings (if any). Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

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

During the fourth quarter of fiscal 2015, management concluded that, although market rates were at healthy levels during the year, however, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

We determine projected cash flows for unfixed days using an estimated daily time charter rate based on the 10-year historical average (of the one-year charter rate for similar vessels or the 10-year average spot rate for chemical tankers since the 10-year average rates of a one-year time charter are not available for chemical tankers). We consider this approach to be reasonable and appropriate. However, for the purposes of presenting our investors with additional information to determine how the Company’s future results of operations may be impacted, we set forth below an analysis that shows the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels or the average spot rate for chemical tankers) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels or the average spot rate for chemical tankers) and the effect the use of each of these rates would have on the Company’s impairment analysis.

	December 31, 2015		December 31, 2014
	Number of vessels (*)	Amount (U.S. millions) (**)	Number of vessels (*)	Amount (U.S. millions) (**)
5-year historical average rate	—	—	8	15.4
3-year historical average rate	—	—	8	39.4
1-year historical average rate	—	—	—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2015, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flows for unfixed days, ranging from 24.0% to 60.0% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year historical average (of the one-year charter rate for similar vessels), three-year historical average (of the one-year charter rate for similar vessels), and one-year average (for similar vessels). A comparison of the 10-year historical average and the rates for five-year, three-year and one-year historical average follows (as of December 31, 2015):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10- year Historical Average (of the One- Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above/ (below/ or above) the 10-year average)
Chemicals	(4.9%)	2.6%	28.0%
MR2s	(17.2%)	(12.8%)	(0.5%)
LR1s	(20.9%)	(12.7%)	13.5%
VLCCs	(29.7%)	(21.3%)	18.6%

As disclosed elsewhere, the fleet includes 14 vessels for which the carrying value exceeds the estimated fair value of those same vessels by approximately $37.1 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year, three-year historical average of the one-year charter rate (for similar vessels), and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

Impairment loss recognized amounted to $0, $10.7 million and $0 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 amounted to $32.1 million, $6.7 million and $4.4 million, respectively.

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

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $43.4 million, $17.0 million and $0, for the years ended December 31, 2015, 2014 and 2013, respectively.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Investments in Equity Securities: Navios Acquisition evaluates its investment in Navios Midstream, Navios Europe I and Navios Europe II for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2015, management considers the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The Company does not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

In January 2015, the FASB issued ASU 2015-01, “Income Statement Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Acquisition plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company plans to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of operations. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	51	Chairman, Chief Executive Officer and Director
Leonidas Korres	40	Chief Financial Officer
Vasiliki Papaefthymiou	47	Secretary
Anna Kalathakis	46	Director, Senior Vice President — Legal Risk Management
George Galatis	53	Director
John Koilalous	85	Director
Brigitte Noury	69	Director
Ted C. Petrone	61	Director
Nikolaos Veraros, CFA	46	Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Maritime Holdings Inc. (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 and the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Faireigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

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

Vasiliki Papaefthymiou has been our Secretary since our inception. Ms. Papaefthymiou has also served as Navios Holdings’ Executive Vice President — Legal and a member of its Board of Directors since August 25, 2005, and prior to that was a member of the Board of Directors of ISE. Ms. Papaefthymiou has also served as General Counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as General Counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master’s degree in maritime law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Anna Kalathakis has been a member of our Board of Directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Chief Legal Risk Officer since November 2012 and Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings, etc.). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar in Greece, in 2003. She received a bachelor’s degree in International Relations from Georgetown University and holds a master of business administration degree from European University in Brussels and a juris doctor degree from Tulane Law School.

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

Brigitte Noury has been a member of our Board of Directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management — Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. In addition, she served as Vice President — Shipping at Banque Indosuez from

1987 to 1989. Before that Ms. Noury served as Financial Controller at Banque Internationale pour l’Afrique Occidentale (later acquired by BNP Paribas). Ms. Noury received a master’s degree in Economic Sciences and a diploma in Business Administration from the University of Dijon. Ms. Noury is also a member of our Audit Committee and Nominating Committee and is an independent director.

Ted C. Petrone has been a member of our Board of Directors since our inception and was our President from our inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 39 years, 35 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

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

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years. As of December 31, 2015, 1,399,995 shares of common stock and 1,000,000 stock options vested.

In December 2015, the Compensation committee of Navios Acquisition authorized and approved a cash payment of $2.8 million and an additional $2.8 million payment to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2016.

For each of the years ended December 31, 2015, 2014 and 2013 aggregate annual compensation paid to our current non-management executive directors was $0.2 million and $0.15 million was paid to Ms. Frangou for acting as a director and as our Chairman of the Board.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Koilalous, George Galatis and Brigitte Noury, will expire at our 2018 annual meeting of stockholders as their term was renewed for three years at our 2015 annual meeting. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2016 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2017 annual meeting.

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

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings, Navios Partners and Navios Midstream.

•	Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, Navios Partners and Navios Midstream. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, a member of our Board of Directors, is the vice chairman of Navios Corporation, a subsidiary of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Mr. Koilalous is the founder and managing director of Pegasus Adjusting Services, Ltd., an adjusting firm in the shipping industry. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

•	We entered a Management Agreement, initially set to expire on May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC tanker vessel for the first four years of the term of that agreement. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel.

•	We entered into an Administrative Services Agreement with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

•	On March 9, 2016, we entered into an agreement with Navios Holdings, pursuant to which we provided Navios Holdings with a revolving credit facility of up to $50.0 million, which must be repaid by Navios Holdings on or before December 31, 2018. For further information regarding the 2016 credit agreement with Navios Holdings, please see “Item 5.B. Liquidity and Capital Resources and Uses”.

•	We have not adopted a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

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

The following table sets forth certain information regarding beneficial ownership, based on 150,882,990 shares of common stock outstanding as of March 17, 2016, of our common stock held by Navios Holdings, each of our officers and directors (who own in excess of 1% of our outstanding shares of common stock) and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	65,301,220	(2)	43.0%
Angeliki Frangou(3)	4,402,628		2.9%
All of our officers and directors as a group(3)	5,283,466		3.5%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou.

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 150,882,990 shares of common stock outstanding as of March 17, 2016 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of March 17, 2016 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	65,301,220	43.0%
A. Lawrence Caroll Trust(2)	13,000,000	8.56%

(1)	The business address of the reporting person is offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D/A filed with the SEC on March 30, 2015.
(2)	The business address of the reporting person is 415 L’Ambiance Drive, #804, Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A with the SEC on February 12, 2016.

B.	Related Party Transactions

Equity offerings

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition. Dividends paid to the Series C Convertible Preferred Stock were $1.5 million for each of the years ended December 31, 2015 and 2014.

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

Stock options and restricted shares

In October 2013, Navios Acquisition authorized and issued to its directors in the aggregate of 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share and an expiration term of 10 years. These awards of restricted common stock and stock options are based on service conditions only and vest ratably over a period of three years (33.33% each year). The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the common stockholders of the company. The fair value of restricted stock was determined by reference to the quoted stock price on the date of grant of $3.99 per share (or total fair value of $8.4 million).

The fair value of stock option grants was determined with reference to the option pricing model, and principally adjusted Black-Scholes models, using historical volatility, historical dividend yield, zero forfeiture rate, risk free rate equal to 10-year U.S. treasury bond and the simplified method for determining the expected option term since the Company did not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options was calculated at $0.79 per option (or $1.2 million). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of the grant.

The effect of compensation expense arising from the stock based arrangements described above amounted to $2.4 million, $5.3 million and $1.1 million for the years ended December 31, 2015, 2014 and 2013, respectively, and was reflected in general and administrative expenses on the statements of operations. The recognized compensation expense for the year was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2015. On October 24, 2014, and October 24, 2015, 699,994 and 700,001 shares of restricted stock were vested. Accordingly, restricted shares outstanding and non-vested amounted to 700,005 shares as of December 31, 2015 (December 31, 2014: 1,400,006) and the number of stock options outstanding and non-vested as of December 31, 2015 amounted to 500,000. There were no stock options exercised as of December 31, 2015.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock not yet recognized was $0.1 million and $0.8 million, respectively, as of December 31, 2015 and is expected to be recognized over the weighted average period of 0.82 years. The weighted average contractual life of stock options outstanding as of December 31, 2015 was 7.8 years.

Navios Midstream

In November 2014, Navios Midstream, a Company formed as a subsidiary of the Company, completed an IPO of its units in the United States and is listed on the NYSE.

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

Following the IPO, the Company concluded that it does not hold a controlling financial interest in Navios Midstream and deconsolidated the vessels sold as of the IPO date. (See Note 8, “Investment in affiliates”).

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. The gain on sale of vessels amounted to $5.8 million.

The Navios Holdings Credit Facilities

In September 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. In December 2014 the facility was renewed for one year. As of December 31, 2015, there was no outstanding amount under this facility. For the years ended December 31, 2015, 2014 and 2013, interest expense in relation to this facility amounted to $0.0, $0.0 million and $0.2 million, respectively, and was included under interest expense and finance cost, net in the statements of operations.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200.0 million for general corporate purposes. The loan provides for an arrangement fee of $4.0 million and bore a fixed interest of 600 bps. The facility matured and was repaid in full on December 29, 2014. For the year ended December 31, 2014, interest expense in relation to this facility amounted to $0.3 million and was included under interest expense and finance cost, net in the statements of operations.

On March 9, 2016, the Company entered into a loan agreement with Navios Holdings, pursuant to which Navios Acquisition provided a revolving loan facility of up to $50.0 million to Navios Holdings (the “Revolver”). The interest rate in respect of the Revolver will be based on LIBOR plus 3% per annum. The Revolver must be repaid by Navios Holdings on December 31, 2018. Navios Holdings may prepay the Revolver at any time prior to December 31, 2018, with any amounts prepaid available for re-borrowing. Navios Holdings may at any time permanently terminate the Revolver in full, or from time to time, permanently reduce, the Revolver in part. The Revolver will be guaranteed by Navios Holdings Europe Finance Inc. (the “Guarantor”), a wholly owned subsidiary of Navios Holdings, and will be secured by (i) a first priority pledge of all of the Guarantor’s ownership interests in Navios Europe Holdings Inc. (the parent Company of Navios Europe I, in which Navios Holdings has a 47.5% ownership interest) and (ii) a first priority pledge of 8,000,000 common units of Navios Partners owned by Navios Holdings.

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

Pursuant to the Management Agreement dated May 28, 2010 as amended on May 4, 2012, a subsidiary of Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Dry docking expenses were fixed for the first four years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement will be reimbursed at cost for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for each of the years ended December 31, 2015, 2014 and 2013 amounted to $95.3 million, $95.8 million and $71.4 million, respectively.

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

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-days’ notice if there is a change of control of Navios Holdings or by Navios Holdings upon 120-days’ notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by Navios Holdings upon 120-days’ notice if:

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

Furthermore, at any time after the first anniversary of the Administrative Services Agreement, the Administrative Services Agreement may be terminated by us or by Navios Holdings upon 365-days’ notice for any reason other than those described above.

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

We will reimburse Navios Holdings for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after Navios Holdings submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify Navios Holdings and its employees against all actions which may be brought against them under the Administrative Services. Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of Navios Holdings or its employees or agents.

For each of the years ended December 31, 2015, 2014 and 2013 the expense arising from administrative services rendered by Navios Holdings amounted to $7.6 million, $7.3 million and $3.5 million, respectively.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 8 for the Investment in Navios Europe I and the respective ownership interests.

The Navios Revolving Loans I earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015 and 2014, Navios Acquisition’s portion of the outstanding amount of the term loans granted to Navios Europe I (47.5% of the $10.0 million) is $4.8 million and $4.8 million, respectively, under the caption “Investment in affiliates,” while the outstanding amount relating to the Navios Revolving Loans I, excluding interest receivable, was $7.1 million and $7.1 million, respectively, and is presented under the caption “Loans receivable from affiliates.” As of December 31, 2015, the amount undrawn from the revolving facility was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million. Refer to Note 8, “Investment in Affiliates.”

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 8 for the Investment in Navios Europe II and the respective ownership interests.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015 and 2014, Navios Acquisition’s portion of the outstanding amount of the term loans granted to Navios Europe II is $6.7 million and $0, respectively and is presented under the caption “Investment in affiliates” and the outstanding amount relating to the Navios Revolving Loans II, excluding interest receivable, was $7.3 million and $0, respectively, under the caption “Loans receivable from affiliates.” As of December 31, 2015, the amount undrawn under the Navios Revolving Loans II was $23.1 million, of which Navios Acquisition is committed to fund $11.0 million. As of December 31, 2015, the outstanding amount was fully drawn under the Navios Term Loans II. Refer to Note 8, “Investment in Affiliates.”

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

The Midstream Omnibus Agreement

Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or, (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreements

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

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

Option Vessels

In connection with the IPO of Navios Midstream, Navios Acquisition has granted options to Navios Midstream, exercisable until November 2016, to purchase five more VLCCs (other than the Nave Celeste and the C. Dream) from Navios Acquisition at fair market value.

Sale of C. Dream and Nave Celeste

On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100.0 million in total. Out of the $100.0 million purchase price, $73.0 million was paid in cash and the remaining amount was paid through the issuance of 1,592,920 subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $0.6 million.

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

In December 2015, the Compensation committee of Navios Acquisition authorized and approved a cash payment of $2.8 million and an additional $2.8 million payment to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2016.

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

On February 6, 2015, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2014 of $0.05 per share of common stock payable on April 2, 2015 to stockholders of record as of March 18, 2015. A dividend in the aggregate amount of $8.0 million was paid on April 2, 2015 out of which $7.6 million was paid to the stockholders of record as of March 18, 2015 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On May 11, 2015, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2015 of $0.05 per share of common stock payable on July 2, 2015 to stockholders of record as of June 18, 2015. A dividend in the aggregate amount of $8.0 million was paid on July 2, 2015 out of which $7.6 million was paid to the stockholders of record as of June 18, 2015 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On August 13, 2015, the Board of Directors declared a quarterly cash dividend for the second quarter of 2015 of $0.05 per share of common stock payable on September 24, 2015 to stockholders of record as of September 18, 2015. A dividend in the aggregate amount of $7.9 million was paid on September 24, 2015 out of which $7.5 million was paid to the stockholders of record as of September 18, 2015 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On November 6, 2015, the Board of Directors declared a quarterly cash dividend for the third quarter of 2015 of $0.05 per share of common stock payable on December 23, 2015 to stockholders of record as of December 17, 2015. A dividend in the aggregate amount of $7.9 million was paid on December 23, 2015 out of which $7.5 million was paid to the stockholders of record as of December 17, 2015 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On February 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2015 of $0.05 per share of common stock payable on March 23, 2016 to stockholders of record as of March 17, 2016. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

As of December 31, 2015, Navios Acquisition had declared dividends in the aggregate of $0.4 million to the holders of the Series B and Series D Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

B.	Significant Changes

Not Applicable.

Item 9.	Listing Details

Our shares of common stock are traded on the New York Stock Exchange under the symbol “NNA.”

The following table sets forth the high and low closing sales prices of Navios Acquisition’s common stock on the New York Stock Exchange.

	Price Range Common Stock
	High	Low
Year Ended:
December 31, 2015	$4.33	$2.82
December 31, 2014	$4.85	$2.47
December 31, 2013	$4.50	$2.45
December 31, 2012	$3.66	$2.11
December 31, 2011	$4.55	$2.51

Quarter Ended:
December 31, 2015	$3.85	$2.82
September 30, 2015	$4.33	$3.27
June 30, 2015	$4.00	$3.36
March 31, 2015	$4.00	$3.20
December 31, 2014	$3.73	$2.47
September 30, 2014	$3.68	$2.71
June 30, 2014	$3.90	$3.49
March 31, 2014	$4.85	$3.63

Month Ended:
March 31, 2016 (through March 17, 2016)	$1.86	$1.66
February 28, 2016	$2.28	$1.70
January 31, 2016	$2.83	$2.07
December 31, 2015	$3.56	$2.82
November 30, 2015	$3.61	$3.28
October 31, 2015	$3.85	$3.56

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

•	Indenture, dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Acquisition Agreement, dated April 8, 2010, between Navios Acquisition and Navios Holdings.

•	Management Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 4, 2012. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO.

•	Securities Purchase Agreement, dated July 18, 2010, between Navios Acquisition and Vanship Holdings Limited, entered into in connection with the VLCC Acquisition.

•	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and Fortis Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and ABN AMRO BANK N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	First Supplemental Agreement, dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52.0 million term loan facility, which amends certain terms of the Facility Agreement, including providing for additional definitions relating to new charters, amending provisions relating to prepayments upon termination of charters within a certain period of time and associated adjustments to the repayment installments and providing for mandatory prepayment of a minimal amount, and an associated adjustment to a future installment payment, in the event the initial charter period is not extended by July 2012.

•	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011, between Navios Acquisition and ABN AMRO Bank N.V.

•	Facility Agreement for $51.0 million term loan facility, dated December 7, 2011, between Navios Acquisition and DVB Bank S.E.

•	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Navios Acquisition and NORDDEUTSCHE LANDESBANK GIROZENTRALE. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Navios Acquisition, DVB Bank SE and Emporiki Bank of Greece S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for $40.0 million, dated September 7, 2010, between Navios Acquisition and Navios Holdings (the “Loan Agreement”). Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Letter Agreement Nr. 1 to the Loan Agreement, dated as of October 21, 2010, which provided that the loan would be a revolving facility.

•	Letter Agreement Nr. 2 to the Loan Agreement, dated November 8, 2011, pursuant to which Navios Holdings agreed to extend the maturity date from April 1, 2012 to December 31, 2014.

•	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013, between Navios Acquisition (through Iraklia Shipping Corporation, Samothrace Shipping Corporation and Thasos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft.

•	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013, between Navios Acquisition (through Donoussa Shipping Corporation and Schinousa Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014, between Navios Acquisition (through Tinos Shipping Corporation and Thera Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement between Navios Europe I, Navios Acquisition, Navios Holdings. and Navios Partners, as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million entered into for the purpose of partly financing the acquisition cost of ten vessels by the term facility and for providing additional working capital to Navios Europe I pursuant to the Master Agreement, dated December 13, 2013, between Navios Europe I and HSH Nordbank AG.

•	Term loan facility agreement of up to $132.4 million, dated July 18, 2014, with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Short term credit facility for up to $200.0 million, dated November 11, 2014, with Navios Holdings for general corporate purposes. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 17,544,300 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Form of Co-Investment Share Purchase Agreement, which was entered into by Navios Acquisition and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners for

the purchase of an aggregate of 158,191 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Registration Rights Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings and the management investors party thereto. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 16,438,356 shares of common stock of Navios Acquisition for $3.65 per share in a private placement that was completed on May 21, 2013.

•	Registration Rights Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 12,897,013 shares of common stock of Navios Acquisition for $3.85 per share in a private placement that was completed on September 16, 2013.

•	Registration Rights Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	First Supplemental Indenture, dated January 8, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Second Supplemental Indenture, dated February 20, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Third Supplemental Indenture, dated March 31, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Fourth Supplemental Indenture dated May 28, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Fifth Supplemental Indenture dated December 4, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Backstop Agreement, dated November 18, 2014, with Navios Midstream providing for a backstop commitment relating to Shinyo Ocean and Shinyo Kannika and for three of the seven option vessels. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream General Partner Option Agreement, dated November 18, 2014, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition. Please read “Item 7. Major Shareholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Administrative Services Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, between Navios Acquisition (through Limnos Shipping Corporation, Paxos Shipping Corporation, Skyros Shipping Corporation, Thasos Shipping Corporation and Tilos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Acquisition, Navios Acquisition Finance (US) Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, between Navios Acquisition and BNP Paribas, dated December 18, 2015. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, by and between Navios Acquisition and Navios Maritime Holdings Inc. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

D.	Exchange controls

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

Material U.S. Federal Income Tax Consequences

The following discussion addresses the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of shares of our common stock by beneficial owners of such shares. This discussion is based on current provisions of the Code, treasury regulations promulgated under the Code (“Treasury Regulations”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively. No rulings from the IRS have been or will be sought with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts nor does it in any way constitute an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

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

Taxation of Operating Income: In General

Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Such Transportation Income can arise, for example, from the use (or hiring or leasing for use) of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses.

Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50.0% derived from sources within the United States (“U.S. Source International Transportation Income”). Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100.0% derived from sources within the United States (“U.S. Source Domestic Transportation Income”). Navios Acquisition is not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States. Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at up to a 35.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

Exemption of Operating Income From U.S. Federal Income Taxation

In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax (each as described below) on its U.S. Source International Transportation income.

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S. Source International Transportation income if:

1. we and our vessel-owning subsidiaries are organized in a foreign country (“country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

2. either:

•	more than 50% of the value of our stock is owned, directly or indirectly, for at least half the number of days during the taxable year by (i) individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, (ii) non-U.S. corporations that meet the “Publicly Traded Test” discussed below and are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States or (iii) certain other qualified persons described in the applicable regulations, which we refer to as the “Qualified Shareholder Stock Ownership Test,” or

•	our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States, which we refer to as the “Publicly-Traded Test”; and

3. we meet certain substantiation, reporting and other requirements.

Currently, the jurisdiction where we are incorporated, as well as the jurisdictions where our vessel-owning subsidiaries are incorporated, namely, the Republic of the Marshall Islands, the Cayman Islands, Hong Kong and the British Virgin Islands, grant an “equivalent exemption” to U.S. corporations. Therefore, at present, we will be exempt from U.S. federal income taxation with respect to our U.S. Source International Transportation income if we satisfy either the Qualified Shareholder Stock Ownership Test or the Publicly-Traded Test. Our ability to satisfy the Qualified Shareholder Stock Ownership Test and Publicly-Traded Test is discussed below.

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is currently “primarily traded” on the New York Stock Exchange.

Under the Treasury Regulations, our stock is considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market during the taxable year, which we refer to as the listing threshold. Since our common stock, which represents more than 50% of our outstanding shares by vote and value, is currently listed on the NYSE, we currently satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of stock is traded on the market, other than de minimis quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We currently satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded during the taxable year on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock, which condition our common stock currently meets.

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

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. Source International Transportation Income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.

Since under the sourcing rules described above, no more than 50% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our U.S. Source International Transportation Income would never exceed 2% of our gross income under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. Source International Transportation Income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. Source International Transportation Income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. Source International Transportation Income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. Source International Transportation Income will be “effectively connected” with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

Distributions

Subject to the discussion of the rules applicable to a PFIC below, any distributions made by us with respect to our common stock to a U.S. Holder will constitute dividends, which will be taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock on a dollar-for-dollar basis and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common shares for more than one year. Because Navios Acquisition is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to Navios Acquisition’s common stock will be treated as foreign source income and generally will be “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 39.6%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2015, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because the common stock of Navios Acquisition was traded on the NYSE during 2015, dividends paid during 2015 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate.

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

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our common stock, the corporate U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

As described above, long-term capital gains of non-corporate U.S. Holders are subject to the current favorable tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common stock to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward capital losses indefinitely.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2015, 2014, 2013 and 2012 taxable years (we were treated as a PFIC for the 2008, 2009 and 2010 taxable years), and we do not believe that we will be a PFIC for 2016 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2012, 2013, 2014 and 2015 taxable years and we do not believe that we will be treated as a PFIC for 2016 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, subject to the possibility that our common stock may be delisted by a qualifying exchange, our common stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our common stock owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our common stock is no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for 2011, 2012, 2013, 2014, or 2015 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

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

Certain Information Reporting Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common stock, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common stock, unless such common stock is held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

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

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2015, the value of U.S. dollar increased by approximately 11.5% as compared to the Euro.

Interest Rate Risk

As of December 31, 2015 and 2014, Navios Acquisition had a total of $1,216.6 million and $1,162.5 million, respectively, in short term and long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2015, 2014 and 2013 we paid interest on our outstanding debt at a weighted average interest rate of 6.0%, 5.73% and 5.73%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2015, 2014 and 2013 by $4.9 million, $5.8 million and $5.4 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. Our major customers during 2013 were: DOSCO and Navig8 Chemicals Shipping and Trading Co. For the year ended December 31, 2013, these two customers accounted for 32.0% and 22.4%, respectively, of Navios Acquisition’s revenue. Our major customers during 2014 were: DOSCO and Navig8 Chemicals Shipping and Trading Co. For the year ended December 31, 2014, these two customers accounted for 22.4% and 28.8%, respectively, of Navios Acquisition’s revenue. Our major customers during 2015 were: Navig8 Chemicals Shipping and Trading Co., Mansel and Shell. For the year ended December 31, 2015, these three customers accounted for 35.2%, 10.8% and 13.6%, respectively, of Navios Acquisition’s revenue.

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2015, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Audit Fees

Our principal accountants for the fiscal years 2015 and 2014 were PricewaterhouseCoopers S.A. The audit fees for the audit for the years ended December 31, 2015 and 2014 were $0.2 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2015 and 2014.

Tax Fees

There were no tax fees billed in 2015 and 2014.

Other Fees

There were no other fees billed in 2015 and 2014.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2015 and 2014.

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

Item 16H.	Mine Safety Disclosures

Not applicable.

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

See index to Financial Statements on page F-1.

Item 19.	Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

Exhibit No.	Description

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.8	Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.)

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.4	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference.)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

Exhibit No.	Description

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010 Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.13	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.15	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.16	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.)

4.19	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

4.20	Facility Agreement for $51 million term loan facility, dated December 7, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.)

4.21	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.22	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.23	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.24	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 7, 2013, and hereby incorporated by reference.)

4.25	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 27, 2013, and hereby incorporated by reference.)

4.26	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

Exhibit No.	Description

4.27	Loan Agreement between Navios Europe Inc., Navios Acquisition, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.28	Amendment to the Management Agreement dated May 4, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.)

4.29	Term Loan Facility Agreement for $132.4 million loan facility, dated July 18, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.30	Short Term Credit Facility for up to $200.0 million, dated November 11, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F filed on March 30, 2015, and hereby incorporated by reference.)

4.31	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.32	Form of Co-Investment Share Purchase Agreement (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.33	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.34	Securities Purchase Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.35	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.36	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.37	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.38	First Supplemental Indenture dated January 8, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.39	Second Supplemental Indenture dated February 20, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.40	Third Supplemental Indenture dated March 31, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.41	Fourth Supplemental Indenture dated May 28, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

Exhibit No.	Description

4.42	Fifth Supplemental Indenture dated December 4, 2014 (Previously filed as an exhibit to a Report on Form 20-F filed on March 30, 2015, and hereby incorporated by reference.)

4.43	Backstop Agreement, dated November 18, 2014, with Navios Maritime Midstream Partners LP (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.44	Navios Midstream General Partner Option Agreement, dated November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.45	General Partner Option Agreement, dated as of November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.46	Amendment to the Management Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.47	Amendment to the Administrative Services Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.48	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on November 13, 2015, and hereby incorporated by reference.)

4.49	Sixth Supplemental Indenture, dated November 17, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on January 6, 2016, and hereby incorporated by reference.)

4.50	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on January 6, 2016, and hereby incorporated by reference.)

4.51	Loan Agreement for up to $50.0 million with Navios Maritime Holdings Inc., dated as of March 9, 2016 (Previously filed as an exhibit to a Report on Form 6-K filed on March 9, 2016, and hereby incorporated by reference.)

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

15.1	Consent of PricewaterhouseCoopers S.A.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2015 and 2014; (ii) Consolidated Statements of Income for each of the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Changes in Partners’ Capital for each of the years ended December 31, 2015, 2014 and 2013; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 22, 2016

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” appearing in Item 15(b) of the Company’s 2015 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 22, 2016

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2015	December 31, 2014 (Revised)
ASSETS
Current assets
Cash and cash equivalents	3	$54,805	$54,493
Restricted cash	3	6,840	6,669
Accounts receivable, net	4	14,202	18,273
Due from related parties	15	17,837	1,361
Prepaid expenses and other current assets		3,665	8,732

Total current assets		97,349	89,528

Vessels, net	5	1,441,635	1,375,931
Deposits for vessels acquisitions	5	—	42,276
Goodwill	7	1,579	1,579
Intangible assets-other than goodwill	6	—	3,300
Other long-term assets		1,920	690
Deferred dry dock and special survey costs, net		10,326	5,312
Investment in affiliates	8,15	204,808	170,607
Loans receivable from affiliates	8,15	16,474	7,791

Total non-current assets		1,676,742	1,607,486

Total assets		$1,774,091	$1,697,014

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	$2,753	$1,599
Dividend payable	10	—	7,967
Accrued expenses	11	9,802	10,261
Due to related parties, short term	15	—	18,489
Deferred revenue		7,600	1,400
Current portion of long-term debt, net of deferred finance costs	12	62,643	31,882

Total current liabilities		82,798	71,598

Long-term debt, net of current portion, premium and deferred finance costs	12	1,134,940	1,110,120
Due to related parties, long term	15	—	9,625
Unfavorable lease terms	6	—	2,878
Deferred gain on sale of assets	5,15	8,982	—

Total non-current liabilities		1,143,922	1,122,623

Total liabilities		$1,226,720	$1,194,221

Commitments and contingencies	16	—	—
Series D Convertible Preferred Stock, 0 and 1,200 shares issued and outstanding with $0 and $12,000 redemption amount as of December 31, 2015 and December 31, 2014, respectively	17	—	12,000
Puttable common stock 650,000 and 0 shares issued and outstanding with $6,500 and $0 redemption amount as of December 31, 2015 and December 31, 2014, respectively		6,500	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,000 and 4,540 series A, B and C shares issued and outstanding as of December 31, 2015 and December 31, 2014, respectively	17	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 149,782,990 and 151,664,942 issued and outstanding as of December 31, 2015 and December 31, 2014, respectively	17	15	15
Additional paid-in capital	17	540,856	557,125
Accumulated deficit		—	(66,347)
Total stockholders’ equity		540,871	490,793
Total liabilities and stockholders’ equity		$1,774,091	$1,697,014

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Revenue		$313,396	$264,877	$202,397
Time charter and voyage expenses		(4,492)	(5,187)	(6,762)
Direct vessel expenses		(1,532)	(1,979)	(3,096)
Management fees (entirely through related party transactions)	15	(95,336)	(95,827)	(71,392)
General and administrative expenses	15	(15,532)	(14,588)	(7,017)
Depreciation and amortization	5,6	(57,623)	(67,718)	(63,880)
Loss on bond extinguishment		—	—	(33,973)
Interest income		1,683	720	315
Interest expenses and finance cost	12	(73,561)	(78,610)	(58,386)
Impairment loss	5,13	—	(11,690)	—
Gain/ (loss) on sale of vessels	5,15	5,771	22,599	(21,098)
Change in fair value of other assets		—	(1,188)	—
Equity in net earnings of affiliated companies	8	18,436	2,000	—
Other income	19	41	280	4,787
Other expense		(1,514)	(642)	(487)

Net income/ (loss)		$89,737	$13,047	$(58,592)

Dividend declared on preferred shares Series B		(78)	(108)	(108)
Dividend declared on preferred shares Series D		(281)	(642)	(91)
Dividend declared on restricted shares		(245)	(385)	(105)
Undistributed (income)/ loss attributable to Series C participating preferred shares		(4,337)	(541)	3,206

Net income/ (loss) attributable to common stockholders, basic	20	$84,796	$11,371	$(55,690)

Plus:

Dividend declared on preferred shares Series B		78	—	—
Dividend declared on preferred shares Series D		281	—	—
Dividend declared on restricted shares		245	—	—
Undistributed income attributable to Series C participating preferred shares		—	541	—

Net income/ (loss) attributable to common stockholders, diluted	20	85,400	11,912	$(55,690)

Net earnings/ (loss) per share, basic	20	$0.57	$0.08	$(0.57)

Weighted average number of shares, basic		150,025,086	147,606,448	98,085,189

Net earnings/ (loss) per share, diluted	20	$0.56	$0.08	$(0.57)

Weighted average number of shares, diluted		153,300,395	156,482,448	98,085,189

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Operating Activities
Net income/ (loss)		$89,737	$13,047	$(58,592)
Adjustments to reconcile net income/ (loss) to net cash provided by/ (used in) operating activities:
Depreciation and amortization	5,6	57,623	67,718	63,880
Amortization and write-off of deferred finance fees and bond premium	12	3,495	9,111	11,615
Amortization of dry dock and special survey costs		1,532	1,979	3,096
Stock based compensation	17	2,362	5,254	1,089
Impairment loss	5	—	11,690	—
(Gain)/ loss on sale of vessels	5	(5,771)	(22,599)	21,098
Non-cash settlement received	19	—	—	(3,446)
Change in fair value of other assets		—	1,188	—
Equity in earnings of affiliates, net of dividends received	8	(3,821)	(2,000)	—
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		5,067	(5,287)	1,523
Decrease/ (increase) in accounts receivable		4,367	(9,308)	(3,338)
(Increase)/ decrease in restricted cash		(41)	642	(1,538)
(Increase)/ decrease in other long term assets		(1,230)	3,665	(4,636)
Increase in accounts payable		1,246	254	300
Decrease in accrued expenses		(293)	(1,640)	(966)
Payments for dry dock and special survey costs		(6,598)	(5,726)	(242)
(Decrease)/ increase in due to related parties		(17,763)	15,014	(62,615)
Increase in due from related parties		(16,476)	(1,361)	—
Increase/ (decrease) in deferred revenue		6,200	(5,656)	3,405
Decrease in other long term liabilities		—	—	(204)

Net cash provided by/ (used in) operating activities		$119,636	$75,985	$(29,571)

Investing Activities
Acquisition of vessels	5	(163,791)	(362,339)	(288,906)
Deposits for vessel acquisitions	5	—	(11,881)	(24,907)
Net cash proceeds from sale of vessels and intangibles	5,8	71,224	232,956	17,407
Investment in affiliates		(7,201)	—	(4,750)
Loans receivable from affiliates		(7,327)	(4,465)	(2,660)
Decrease in restricted cash		—	—	10,076
Dividends received from affiliates		2,585	—	—

Net cash used in investing activities		$(104,510)	$(145,729)	$(293,740)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	12	192,930	161,932	155,550
Loan proceeds from related party, net of deferred finance cost		—	165,650	—
Loan repayment to related party		—	(169,650)	(35,000)
Loan repayments	12	(140,861)	(216,197)	(100,216)
Repayment of Senior Notes	12	—	—	(505,000)
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	12	—	59,598	595,420
Dividend paid	10	(40,084)	(31,871)	(19,711)
(Increase)/ decrease in restricted cash		(130)	17,651	(12,337)
Payment to related party	15	(11,265)	—	(22,948)
Net proceeds from equity offerings	17	—	54,289	307,542
Redemption of Series D Convertible preferred stock and puttable common stock	17	(5,500)	—	—
Acquisition of treasury stock	17	(9,904)	—	—

Net cash (used in)/ provided by financing activities		$(14,814)	$41,402	$363,300

Net increase/ (decrease) in cash and cash equivalents		312	(28,342)	39,989
Cash and cash equivalents, beginning of year		54,493	82,835	42,846

Cash and cash equivalents, end of year		$54,805	$54,493	$82,835
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$70,130	$69,255	$54,726
Non-cash investing activities
Capitalized financing costs		$19	$355	$472
AFS securities received upon sale of vessels		$—	$18,640	$—
Investment in affiliates received upon sale of vessels		$27,111	$145,860	$—
Accrued interest on loan to affiliate		$1,357	$645	$—
Deferred gain on sale of assets		$8,972	$—	$—
Non-cash financing activities
Dividends payable		$—	$7,967	$7,220
Acquisition of vessels		$(914)	$(3,885)	$(7,198)
Deposits for vessel acquisitions		$—	$(1,201)	$(841)
Due to related party		$(914)	$5,086	$8,039
Issuance of Series D Convertible Preferred Stock issued for vessel acquisitions		$—	$—	$6,000
Stock-based compensation		$2,362	$5,254	$1,089

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Note	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance, December 31, 2012		4,540	$—	40,517,413	$4	$246,102	$(20,802)	$225,304

Issuance of common shares		—	—	94,097,529	9	307,533	—	307,542
Issuance of restricted shares	17	—	—	2,100,000	—	1,089	—	1,089
Dividend paid/declared	10	—	—	—	—	(24,521)	—	(24,521)
Net loss		—	—	—	—	—	(58,592)	(58,592)

Balance, December 31, 2013		4,540	$—	136,714,942	$13	$530,203	$(79,394)	$450,822

Issuance of common shares	17	—	—	14,950,000	2	54,287	—	54,289
Stock-based compensation	17	—	—	—	—	5,254	—	5,254
Dividend paid/declared	10	—	—	—	—	(32,619)	—	(32,619)
Net income		—	—	—	—	—	13,047	13,047

Balance, December 31, 2014 (Revised)		4,540	$—	151,664,942	$15	$557,125	$(66,347)	$490,793
Conversion of preferred stock into puttable common stock	17	—	—	800,000	—	—	—	—
Redemption of puttable common stock	17	—	—	(150,000)	—	—	—	—
Conversion of preferred stock into common stock	17	(540)	—	172,800	—	—	—	—
Acquisition of treasury stock	17	—	—	(2,704,752)	—	(9,904)	—	(9,904)
Stock- based compensation	17	—	—	—	—	2,362	—	2,362
Dividend paid/ declared	10	—	—	—	—	(8,727)	(23,390)	(32,117)
Net income		—	—	—	—	—	89,737	89,737
Balance, December 31, 2015		4,000	$—	149,782,990	$15	$540,856	$—	$540,871

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

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and is listed on the NYSE.

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

Following the IPO, the Company concluded that it does not hold a controlling financial interest in Navios Midstream and deconsolidated the vessels sold as of the IPO date. (Refer to Note 8, “Investment in affiliates”).

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 of Subordinated Series A Units, issued to Navios Acquisition and $73,000 cash consideration.

As of December 31, 2015, Navios Maritime Holdings Inc. (“Navios Holdings”) had 43.6% of the voting power and 46.6% of the economic interest in Navios Acquisition.

As of December 31, 2015, Navios Acquisition had outstanding: 149,782,990 shares of common stock (which included 650,000 shares of puttable common stock), 3,000 shares of Series A Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock issued to Navios Holdings.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The Company elected to early adopt the requirements of ASU 2015-03 effective beginning the first quarter ended March 31, 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $22,330, with a corresponding decrease of $20,781 in Long-term debt, net and Total non-current liabilities and a decrease of $1,549 in Current portion of long-term debt net and Total current liabilities.

Revision of prior period financial statements

The Company has historically accounted for its investment in the common units of Navios Maritime Midstream Partners L.P. as available for sale securities, with the change in the market value of those securities recorded in other comprehensive income. The Company has reevaluated its accounting for those interests and concluded that they should be accounted for under the equity method of accounting. Management evaluated the materiality of the error, quantitatively and qualitatively, and determined it was not material to any of our previously issued financial statements. Accordingly, the Company has revised its previously reported results and related disclosures as of and for the year ended December 31, 2014 to correct its accounting. The schedule below provides a summary of the impact of the adjustment on the Company’s consolidated financial statements as of and for the year ended December 31, 2014 (amounts in thousands).

	December 31, 2014
	As previously reported	Adoption of new accounting principle(1)	Correction Adjustment	As Revised
Balance Sheet
Investment in affiliates	151,966	—	18,641	170,607
Investment in available-for-sale securities	15,099	—	(15,099)	—
Total non-current assets	1,626,274	(22,330)	3.542	1,607,486
Total assets	1,715,802	(22,330)	3.542	1,697,014
Other comprehensive loss	(3,542)	—	3,542	—
Total stockholders’ equity	487,251	—	3,542	490,793
Total liabilities and stockholders’ equity	1,715,802	(22,330)	3,542	1,697,014
Statement of Operations/ Statement of Comprehensive Income(2)
Unrealized holding loss on investments in available-for-sale-securities	(3,542)	—	3,542	—
Other comprehensive loss	(3,542)	—	3,542	—
Total comprehensive income(2)	9,505	—	3,542	13,047

(1)	Reclassification impact as a result of the adoption of ASU 2015-03. See Note 2 — “Change in Accounting Principle”.
(2)	The Company no longer presents “Total Comprehensive Income” consistent with ASC 220-10-15-3(a) because following the correction, it has no other comprehensive income to report.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The revision had no impact on previously reported amounts of operating, investing or financing cash flows, or on previously reported amounts of basic or diluted earnings per share. No corrections have been made to previously reported net income or net income attributable to common stockholders because the impacts on these line items were determined to be inconsequential.

(b) Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIEs”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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

Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2015, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2015	2014	2013
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	1/1 - 6/17	1/1 - 12/31	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 11/17	1/1 - 12/31
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is	—	1/1 - 11/17	1/1 - 12/31
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 11/17	1/1 - 12/31
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.	—	1/1 - 11/17	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/19 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/2 - 12/31
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/25 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/25 - 12/31
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/28 - 12/31
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/28 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2015	2014	2013
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/4 - 12/31
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 6/17	1/1 - 12/31	7/3 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/8 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/8 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/8 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/4 - 12/31	—
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	4/29 - 12/31	—
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	9/15 - 12/31	—
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	10/9 - 12/31	—	—
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	10/9 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	10/13 - 12/31	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

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

(g) Restricted Cash: As of December 31, 2015 and 2014, restricted cash consisted of $6,840 and $6,669, respectively, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(i) Other long term assets: As of December 31, 2015 and 2014, the amounts shown as other long term assets reflected the advances of $1,920 and $690, respectively to certain unrelated counterparties for working capital purposes as per charters entered with them.

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $360 per LWT.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(k) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest amounted to $104, $3,290 and $6,149 as of December 31, 2015, 2014 and 2013, respectively.

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

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible, if any, with respect to the time charter agreement attached to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings, if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

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

During the fourth quarter of fiscal 2015, management concluded that, although market rates were at healthy levels during the year, however, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2016 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2015, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

Impairment loss recognized amounted to $0, $10,718 and $0 for the years ended December 31, 2015, 2014 and 2013, respectively.

(m) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred finance costs for each of the years ended December 31, 2015, 2014 and 2013 was $3,183, $7,275 and $3,252, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(n) Goodwill: Goodwill acquired in a business combination is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to the statements of operations if the carrying amount exceeds the estimated implied fair value.

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

(o) Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consisted of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Acquisition’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statements of operations in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. If a vessel purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2015, Navios Acquisition did not have any intangible assets or liabilities.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets and liabilities as described in paragraph (l) above. As of December 31, 2015 and 2014, there was no impairment of intangible assets.

(p) Preferred shares Series D: Navios Acquisition issued shares of its authorized Series D Preferred Stock (nominal and fair value $12,000) to a shipyard, in partial settlement of the purchase price of its newbuild vessels. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of the vessel. The Series D Preferred Stock mandatorily converted into shares of common stock 30 months after

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock had the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The preferred stock did not have any voting rights. Navios Acquisition was obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value of the series D Preferred Stock, was determined using a combination of Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used took into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock was classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

(q) Investments in Equity Securities: Navios Acquisition evaluates its investments in Navios Midstream, Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2015, 2014 and 2013, the amortization expense was $1,532, $1,979 and $3,096, respectively. Accumulated amortization as of December 31, 2015 and 2014 amounted to $2,222 and $880, respectively.

(s) Foreign currency translation: Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of operations.

(t) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the management agreement dated May 28, 2010 as amended in May 2014, and are included as part of the daily fee of $6.0 for each MR2 Product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $9.5 per owned VLCC vessel. (See Note 15).

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 amounted to $32,060, $6,710 and $4,360, respectively.

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

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula,

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $43,406, $16,974 and $0, for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Management fees: Pursuant to the Management Agreement dated May 28, 2010 as amended on May 4, 2012, a subsidiary of Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Dry docking expenses were fixed for the first four years under this agreement for up to $300 per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel and $7.0 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement will be reimbursed at cost for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

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

Credit risk: Navios Acquisition closely monitors its exposure to customers and counterparties for credit risk. Navios Acquisition has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Acquisition. When negotiating on behalf of Navios Acquisition various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. For the year ended December 31, 2015, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell Tankers Singapore Private LTD (“Shell”) and Mansel LTD (“Mansel”), which accounted for 35.2%, 13.6% and 10.8%, respectively. For the year ended December 31, 2014, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Chemicals Shipping and Trading Co. (“Navig8”) and Dalian Ocean Shipping Co. (“DOSCO”), which accounted for 28.8% and 22.4%, respectively. For the year ended December 31, 2013, Navios Acquisition’s customers representing 10% or more of total revenue were DOSCO and Navig8, which accounted for 32.0% and 22.4% of total revenue, respectively.

No other customers accounted for 10% or more of total revenue for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

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

Net income/ (loss) for the years ended December 31, 2015, 2014 and 2013 was adjusted for the purposes of earnings per share calculation, for the dividends on the Series B Preferred Shares, the Series D Preferred Shares, the restricted common stock and for the undistributed (income)/ loss that is attributable to Series C preferred stock.

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

The effect of compensation expense arising from the restricted shares and stock options described above amounted to $2,362, $5,254 and $1,089 as of December 31, 2015, 2014 and 2013 and it is reflected in general and administrative expenses on the statements of operations.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock, not yet recognized was $107 and $758, respectively, as of December 31, 2015 and is expected to be recognized over the weighted average period of 0.82 years.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2015	December 31, 2014
Cash on hand and at banks	$51,831	$19,380
Short-term deposits	2,974	35,113
Total cash and cash equivalents	$54,805	$54,493

Short-term deposits relate to time deposit accounts held in banks for general purposes.

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

In restricted cash there is an amount of $6,840 for 2015 and $6,669 for 2014 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$14,202	$18,273
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$14,202	$18,273

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 5: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2013	$1,478,886	$(125,755)	$1,353,131
Additions	437,498	(63,660)	373,838
Disposals	(406,054)	65,734	(340,320)
Impairment loss	(22,724)	12,006	(10,718)

Balance at December 31, 2014	$1,487,606	$(111,675)	$1,375,931
Additions	207,000	(57,164)	149,836
Disposals	(104,274)	20,142	(84,132)
Balance at December 31, 2015	$1,590,332	$(148,697)	$1,441,635

Acquisition of vessels

2015

On January 8, 2015, Navios Acquisition took delivery of the Nave Sextans, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $33,373. Cash paid was $17,750 and $15,623 was transferred from vessel deposits.

On February 11, 2015, Navios Acquisition took delivery of the Nave Velocity, a newbuilding, 49,999 dwt, MR2 product tanker, from an unaffiliated third party for a total cost of $39,233. Cash paid was $12,591 and $26,642 was transferred from vessel deposits.

On November 6, 2015, Navios Acquisition took delivery of the Nave Spherical, a 2009-built, 297,188 dwt VLCC, from an unaffiliated third party for a total cost of $69,198.

On December 2, 2015, Navios Acquisition took delivery of the Nave Photon, a 2008-built, 297,395 dwt VLCC from an unaffiliated third party for a total cost of $65,196.

Improvements for vessels for the year ended December 31, 2015 amounted to $0 and $410 for the year ended December 31, 2014.

2014

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built, 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51,739. Cash paid was $46,564 and $5,175 was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built, 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54,687. Cash paid was $49,222 and $5,465 was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built, 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57,164. Cash paid was $51,450 and $5,714 was transferred from vessel deposits.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt, MR2 product tanker, from an unaffiliated third party, for a total cost of $39,643. Cash paid was $13,907, and $25,736 was transferred from vessel deposits.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built, 298,287 dwt VLCC, from an unaffiliated third party, for a total cost of $43,686.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built, 305,178 dwt VLCC, from an unaffiliated third party, for a total cost of $41,209.

On September 19, 2014, Navios Acquisition took delivery of the Nave Luminosity, a newbuilding 49,999 dwt MR2, product tanker, from an unaffiliated third party, for a total cost of $39,630.

On November 20, 2014, Navios Acquisition took delivery of the Nave Pyxis, a newbuilding 49,998 dwt MR2, product tanker, from an unaffiliated third party, for a total cost of $33,411.

On December 9, 2014, Navios Acquisition took delivery of the Nave Synergy, a 2010-built, 299,973 dwt VLCC, from an unaffiliated third party, for a total cost of $75,918.

Disposal of vessels

2015

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste, a 2003-built of 298,717 dwt VLCC, and the C. Dream from Navios Acquisition for an aggregate sale price of $100,000. The sale price consisted of $73,000 cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. Refer to Note 15. The gain on sale of vessels amounted to $5,771 and was calculated as follows:

Proceeds received:
Net Cash proceeds received from sale of assets	$71,224
Subordinated Series A Units	27,111
		98,335
Carrying Value of assets sold:
Vessels and deferred dry dock and special survey costs, net	(84,184)
Favorable & unfavorable leases	37
Working capital	554	(83,593)

		14,742

Deferred gain on sale of assets		8,971

Gain on sale of vessels		$5,771

2014

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20,020. As of March 31, 2014, an impairment loss of $10,718 related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(l) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19,219

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(including the remaining carrying balance of dry dock and special survey costs in the amount of $1,021). The Company received net cash proceeds in the amount of $18,315 and recognized a loss of $904. This loss is presented under “Gain / (loss) on sale of vessels” in the consolidated statements of operations.

On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 1).

The gain on sale amounted to $23,503 and was calculated as:

Proceeds received:
Cash proceeds received from sale of assets	$214,854
Common units	18,640
General Partner units	5,720
Subordinated units	140,140
Selling expenses	(211)	379,143
Carrying Value of assets sold:
Vessels	(322,121)
Favorable leases	(32,129)
Other assets / liabilities, net	(1,390)	(355,640)

Gain on sale of vessels		$23,503

The Company recorded the common units, general partner units and subordinated units at their fair value on November 18, 2014. Refer to Note 8, “Investment in affiliates”.

This gain is included in “Gain / (loss) on sale of vessels” in the consolidated statements of operations. Navios Midstream was deconsolidated from the date of the IPO. Refer to Note 8, “Investment in affiliates”.

Deposits for vessel acquisitions

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future. As of December 31, 2015, there were no deposits for vessels to be delivered in the future. As of December 31, 2014, Navios Acquisition vessel deposits amounted to $42,276 of which $23,540 was financed through loans and the balance from existing cash. For the year ended December 31, 2014, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $11,881, which was offset by $71,220 transferred to vessels, net.

For the year ended December 31, 2015, 2014 and 2013, capitalized interest amounted to $104, $3,290 and $6,149, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2015 and December 31, 2014, consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2013	$57,070	$(16,899)	$40,171
Additions	—	(4,742)	(4,742)
Disposals**	(44,877)	12,748	(32,129)
Write-off*	(1,695)	1,695	—
Balance at December 31, 2014	$10,498	$(7,198)	$3,300
Additions	—	(776)	(776)
Disposals***	(10,498)	7,974	(2,524)
Balance at December 31, 2015	$—	$—	$—

Unfavorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2013	$(5,819)	$2,258	$(3,561)
Additions	—	683	683
Balance at December 31, 2014	$(5,819)	$2,941	$(2,878)
Additions	—	317	317
Disposals***	5,819	(3,258)	2,561
Balance at December 31, 2015	$—	$—	$—

Amortization (expense) /income of favorable and unfavorable lease terms for the years ended December 31, 2015, 2014 and 2013 is presented in the following table:

	December 31, 2015	December 31, 2014	December 31, 2013
Unfavorable lease terms	$317	$683	$684
Favorable lease terms charter-out(*)	(776)	(4,742)	(11,062)
Total	$(459)	$(4,059)	$(10,378)

(*)	On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party purchaser for an aggregate price of $20,020. An amount of $1,695 has been written off due to the expiration of the time charter of the related favorable lease of the vessel.
(**)	On November 18, 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream. The carrying amount of the favorable leases was $32,129.
(***)	On June 18, 2015, Navios Acquisition sold all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Sikinos Shipping Corporation and Shinyo Dream Limited) to Navios Midstream. The carrying amount of the favorable leases was $2,524 and of the unfavorable leases was $(2,561).

NOTE 7: GOODWILL

Goodwill as of December 31, 2015 and December 31, 2014 amounted to:

Balance at January 1, 2014	$1,579
Balance at December 31, 2014	$1,579
Balance at December 31, 2015	$1,579

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 8: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe Inc. (“Navios Europe I”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans I and the Navios Revolving Loans I; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan I holder and (ii) the holders of the Navios Term Loans I.

The Navios Term Loan I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe I are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan I holder; and

•	while Navios Europe I’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan I holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan I holder is exposed to a substantial portion of Navios Europe I’s risks and rewards.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The fleet of Navios Europe I is managed by subsidiaries of Navios Holdings.

As of December 31, 2015 and December 31, 2014, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $15,764 and $13,414, respectively, which represents the Company’s carrying value of its investment of $5,498 (December 31, 2014: $4,935) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $8,523 (December 31, 2014: $7,791) and the accrued interest income on the Navios Revolving Loans I in the amount of $1,743 (December 31, 2014: $688) which is included under “Due from related parties”. Refer to Note 15 for the terms of the Navios Revolving Loans I. Income recognized for the year ended December 31, 2015 was $732 (December 31, 2014: $644).

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $ 6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $5,386, and $6,063, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 18.0% preferred distribution on the Navios Term Loans II and the Navios Revolving Loans II; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan II holder and (ii) the holders of the Navios Term Loans II.

The Navios Term Loan II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a “VIE” and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe II are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) the Junior Loan holder II; and

•	while Navios Europe II’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder II and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan II holder is exposed to a substantial portion of Navios Europe II’s risks and rewards.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The fleet of Navios Europe II is managed by subsidiaries of Navios Holdings.

As of December 31, 2015, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $15,867, which represents the Company’s carrying value of the investment of $7,342, the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $7,952 and the accrued interest income on the Navios Revolving Loans II in the amount of $573 which is included under “Due from related parties”.

As of December 31, 2015, the Navios Acquisition’ portion of the Navios Revolving Loan II outstanding was $7,327. Income recognized for the year ended December 31, 2015 was $625.

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $8,895.

Navios Midstream (Revised)

On October 13, 2014, the Company formed in the Marshall Islands a wholly-owned subsidiary, Navios Midstream. The purpose of Navios Midstream is to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On the same day, the Company formed in the Marshall Islands a limited liability company, Navios Maritime Midstream Partners GP LLC (the “Navios Midstream General Partner”) a wholly-owned subsidiary to act as the general partner of Navios Midstream.

Navios Midstream completed an IPO of its units on November 18, 2014 and is listed on the NYSE under the symbol “NAP.”

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the Navios Midstream General Partner.

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream is not a “VIE”. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the IPO date, Navios Acquisition, as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors. Elected directors were appointed by the general partner, but as of the IPO date are deemed to be elected directors. The elected directors represent the majority of the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Navios Midstream but concluded that it does maintain significant influence and deconsolidated the vessels sold as of the IPO date.

Following the deconsolidation of Navios Midstream, the Company accounts for all of its interest in the general partner and in each of the common and subordinated units under the equity method of accounting.

In connection with the sale of Nave Celeste and the C. Dream to Navios Midstream in June 2015, Navios Acquisition received 1,592,920 Subordinated Series A Units of Navios Midstream, as part of the sales price. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner for $551, in order for the General Partner to maintain its 2.0% general partnership interest. The Company analyzed its investment in the subordinated Series A units and concluded that this is to be accounted for under the equity method on the basis that the Company has significant influence over Navios Midstream. The Company’s investment in the subordinated Series A units was fair valued at $ 17.02 per unit, in total $27,111 on the date of the sale of the vessels to Navios Midstream.

Following the above transactions, as of December 31, 2015 the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 58.85% limited partnership interest through the ownership of subordinated units (45.15%), the subordinated series A units (7.7%) and through common units (6.01%), based on all of the outstanding common, subordinated and general partner units.

As of December 31, 2015 and December 31, 2014, the carrying amount of the investment in Navios Midstream was $191,968 and $165,671, respectively.

Accounting for basis difference

The initial investment in Navios Midstream following the completion of the IPO recorded under the equity method of $183,141, as of the deconsolidation date included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets, which amounted to $20,169. Of this difference, an amount of $(332) was allocated on the intangibles assets and $20,501 was allocated on the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

In connection with the sale of the Nave Celeste and the C. Dream, the Company recognized its incremental investment upon the receipt of the Subordinated series A units in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangible assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

As of December 31, 2015 and December 31, 2014, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $22,120 and $20,076, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For the year ended December 31, 2015 and 2014, total income from the Company’s equity method investees recognized in “Equity in net earnings of affiliated companies” was $17,090 and $1,356, respectively. Dividends received during the year ended December 31, 2015 were $17,202 (0 for the year ended December 31, 2014).

Summarized financial information of the affiliated companies is presented below:

	December 31, 2015			December 31, 2014
Balance Sheet	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$37,834	$11,839	$17,366	$30,877	$12,042	$—
Current assets	45,860	14,782	22,539	31,742	13,764	—
Non-current assets	434,708	179,023	245,154	353,920	190,638	—
Current liabilities	4,078	15,377	16,897	18,113	15,649	—
Long-term debt including current portion, net of deferred finance costs and discount	197,819	96,580	129,185	124,087	107,034	—
Financial liabilities at fair value*	—	68,535	23,568	—	68,764	—
Non-current liabilities	197,176	182,537	173,543	114,065	191,744	—

(*) representing the fair value of Junior Loan I and Junior Loan II, respectively.

	Year Ended December 31, 2015			For the period November 18, 2014 to December 31, 2014	Year Ended December 31, 2014		Year Ended December 31, 2013
Income Statement	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Revenue	$83,362	$41,437	$20,767	$7,643	$35,119	$—	$—	$1,152	$—
Net income/(loss) before non-cash change in fair value of Junior Loan	27,072	(1,347)	1,673	2,551	(5,061)	—	—	(355)	—
Net income/(loss)	27,072	(1,118)	77,252	2,551	(1,896)	—	—	(1,096)	—

NOTE 9: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Creditors	$638	$505
Brokers	1,800	900
Professional and legal fees	315	194
Total accounts payable	$2,753	$1,599

NOTE 10: DIVIDENDS PAYABLE

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

On February 6, 2015, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2014 of $0.05 per share of common stock payable on April 2, 2015 to stockholders of record as of March 18, 2015. A dividend in the aggregate amount of $7,977 was paid on April 2, 2015 out of which $7,593 was paid to the stockholders of record as of March 18, 2015 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On May 11, 2015, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2015 of $0.05 per share of common stock payable on July 2, 2015 to stockholders of record as of June 18, 2015. A dividend in the aggregate amount of $7,986 was paid on July 2, 2015 out of which $7,602 was paid to the stockholders of record as of June 18, 2015 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On August 13, 2015, the Board of Directors declared a quarterly cash dividend for the second quarter of 2015 of $0.05 per share of common stock payable on September 24, 2015 to stockholders of record as of September 18, 2015. A dividend in the aggregate amount of $7,922 was paid on September 24, 2015 out of which $7,538 was paid to the stockholders of record as of September 18, 2015 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

On November 6, 2015, the Board of Directors declared a quarterly cash dividend for the third quarter of 2015 of $0.05 per share of common stock payable on December 23, 2015 to stockholders of record as of December 17, 2015. A dividend in the aggregate amount of $7,873 was paid on December 23, 2015 out of which $7,489 was paid to the stockholders of record as of December 17, 2015 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C Preferred Stock.

As of December 31, 2015, Navios Acquisition had declared dividends in the aggregate of $359 to the holders of the Series B and Series D Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 11: ACCRUED EXPENSES

Accrued expenses as of December 31, 2015 and December 31, 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Accrued voyage expenses	$485	$559
Accrued loan interest	9,026	8,925
Accrued legal and professional fees	291	777
Total accrued expenses	$9,802	$10,261

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 12: BORROWINGS

	December 31, 2015	December 31, 2014
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$119,250	$128,250
BNP Paribas S.A. and DVB Bank S.E.	65,250	69,750
DVB Bank S.E. and ABN Amro Bank N.V.	—	17,931
Eurobank Ergasias S.A. $52,200	41,025	43,753
Eurobank Ergasias S.A. $52,000	38,550	40,998
Norddeutsche Landesbank Girozentrale	26,953	24,971
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	51,953	55,078
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	125,000	74,639
HSH Nordbank AG $40,300	34,633	37,152
BNP Paribas $44,000	44,000	—

	1,216,614	1,162,522
Less: Deferred finance costs, net	(20,640)	(22,330)
Add: bond premium	1,609	1,810

Total borrowings	$1,197,583	$1,142,002
Less: current portion, net of deferred finance costs	(62,643)	(31,882)

Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,134,940	$1,110,120

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

On March 31, 2014, the Company completed a sale of $60,000 of its first priority ship mortgage notes due in 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59,598.

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

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2015.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. Navios Acquisition does not have any independent assets or operations. Except as provided above, Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2015, the amount of $119,250 was outstanding.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2015, $65,250 was outstanding.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO Bank N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche started three months after the delivery date of the respective vessel and bore an interest at a rate of LIBOR plus 275 bps. The loan also required compliance with certain financial covenants. After various amendments, on November 13, 2014, the Company prepaid an amount of $18,379 which was the entire amount outstanding under one of the two tranches using a portion of the proceeds received from Navios Midstream’s IPO. In June 2015, the Company fully prepaid the outstanding balance under this loan facility. The repayment of the loan agreement was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $91 was written-off from the deferred financing fees.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $41,025 was outstanding as of December 31, 2015.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $38,550 was outstanding as of December 31, 2015.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2015, an amount of $26,953 was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2015, the facility was fully drawn and $51,953 was outstanding.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. In December 2014 the facility was renewed for one year. As of December 31, 2015, there was no amount outstanding under this facility.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200,000 for general corporate purposes. The loan provided for an arrangement fee of $4,000 and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169,650 from the facility. The facility matured and was fully repaid by December 29, 2014.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $315 with a final balloon payment of $11,334 to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2015, the facility was fully drawn and $34,633 was outstanding.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: On July 18, 2014, Navios Acquisition, entered into a five-year term loan facility of up to $132,413 (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of a credit facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. On November 13, 2014, the Company prepaid an amount of $29,610 which was the entire amount outstanding under two of the tranches. In June 2015, the Company prepaid an amount of $29,678 which was the entire amount outstanding under another two tranches.

In November 2015, Navios Acquisition, entered into a term loan facility of up to $125,000 (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB as described above. The refinancing was treated as a modification for accounting purposes. The four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $435 and $1,896, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $709 and $803, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum. As of December 31, 2015, the facility was fully drawn and $125,000 was outstanding.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2015, the facility was fully drawn and $44,000 was outstanding.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

As of December 31, 2015, the Company was in compliance with its covenants.

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

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of December 31, 2015 for the next five years and thereafter and is based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

December 31, 2015
Long-Term Debt Obligations:
Year
December 31, 2016	$64,382
December 31, 2017	62,132
December 31, 2018	73,549
December 31, 2019	131,359
December 31, 2020	135,722
December 31, 2021 and thereafter	749,470

Total	$1,216,614

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Other long-term debt, net of deferred finance costs: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continue to approximate its fair value, excluding the effect of any deferred finance costs.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans receivable from affiliates: The carrying amount of the loans approximates its fair value.

Due to related parties, long-term: The carrying amount of the floating rate payable approximates its fair value.

	December 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$54,805	$54,805	$54,493	$54,493
Restricted cash	$6,840	$6,840	$6,669	$6,669
Due from related parties, short-term	$17,837	$17,837	$1,361	$1,361
Due to related parties, short-term	$—	$—	$18,489	$18,489
Ship mortgage notes and premium	$658,048	$589,185	$656,552	$657,860
Other long-term debt, net of deferred finance costs	$539,535	$546,614	$485,450	$492,522
Due to related parties, long term	$—	$—	$9,625	$9,625
Loans receivable from affiliates	$16,474	$16,474	$7,791	$7,791

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2015.

	Fair Value Measurements at December 31, 2015 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$54,805	$54,805	$—		$—
Restricted cash	$6,840	$6,840	$—		$—
Ship mortgage notes and premium	$589,185	$589,185	$—		$—
Other long-term debt(1)	$546,614	$—	$546,614	(1)	$—
Loans receivable from affiliates(2)	$16,474	$—	$16,474	(2)	$—
Due from related parties(3)	$17,837	$—	$17,837	(3)	$—

	Fair Value Measurements at December 31, 2014 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$54,493	$54,493	$—		$—
Restricted cash	$6,669	$6,669	$—		$—
Ship mortgage notes and premium	$657,860	$657,860	$—		$—
Other long-term debt(1)	$492,522	$—	$492,522	(1)	$—
Loans receivable from affiliates(2)	$7,791	$—	$7,791	(2)	$—
Due to related parties, long-term(1)	$9,625	$—	$9,625	(1)	$—
Due from related parties, short-term(3)	$1,361	$—	$1,361	(3)	$—
Due to related parties, short-term	$18,489	$—	$18,489		$—

(1)	The fair value of the Company’s other long-term debt and due to related parties, long-term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loans receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.
(3)	The fair value of the Company’s due from related parties takes into account the counterparty’s creditworthiness.

NOTE 14: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions) is as follows:

Amount
2016	$178,740
2017	81,567
2018	13,987
2019	6,218
2020	—
Thereafter	—
Total minimum lease revenue, net of commissions	$280,512

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: In September 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings which is available for multiple drawings up to a limit of $40,000 (see also Note 12). The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. In December 2014 the facility was renewed for one year.

As of December 31, 2015, there was no outstanding amount under this facility. For the years ended December 31, 2015, 2014 and 2013, interest expense in relation to this facility amounted to $0, $0 and $199, respectively, and was included under interest expense and finance cost, net in the statement of operations.

On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200,000 for general corporate purposes. The loan provided for an arrangement fee of $4,000 and bore a fixed interest of 600 bps. Pursuant to the terms of the short term credit facility, the Company drew down an amount of $169,650 on November 13, 2014. The facility matured and was repaid in full by December 29, 2014.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 as amended on May 4, 2012, a subsidiary of Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Dry docking expenses were fixed for the first four years under this agreement for up to $300 per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel and $7.0 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement will be reimbursed at cost for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR.

Total management fees for each of the years ended December 31, 2015, 2014 and 2013 amounted to $95,336, $95,827 and $71,392, respectively.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For each of the years ended December 31, 2015, 2014 and 2013 the expense arising from administrative services rendered by Navios Holdings amounted to $7,608, $7,314 and $3,476, respectively.

Balance due to related parties: Amounts due to related parties as of December 31, 2015 and December 31, 2014 were $0 and $28,114, respectively, of which the current amount payable to Navios Holdings and its subsidiaries was $0 and $18,489, respectively, and the long term amount payable was $0 and $9,625, respectively. The amounts mainly consisted of management fees, administrative fees, dry docking costs and other expenses, along with amounts paid by Navios Holdings on behalf of the Company in relation to the Company’s vessels, while these were under construction.

Balance due from related parties: Amounts due from related parties as of December 31, 2015 and December 31, 2014 were $17,837 and $1,361, respectively. As of December 31, 2015, the Company had: (i) a receivable from Navios Europe I in the amount of $1,743 in connection with the accrued interest income on the working capital loan; (ii) a receivable from Navios Europe II in the amount of $573 in connection with the accrued interest income on the working capital loan; (iii) a receivable from Navios Holdings in the amount of $15,175 in connection with the prepayment of management fees and other expenses; and (iv) a receivable from Navios Midstream in the amount of $346. As of December 31, 2014, the Company had: (a) a receivable from Navios Midstream in the amount of $674 in connection with various payables that were settled on its behalf; and (b) a receivable from Navios Europe I in the amount of $687 in connection with the accrued interest income on the working capital loan.

Omnibus Agreements

Acquisition Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or, (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter-in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

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

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition has granted options to Navios Midstream, exercisable until November 2016, to purchase five more VLCCs (other than the Nave Celeste and the C. Dream) from Navios Acquisition at fair market value.

Sale of C. Dream and Nave Celeste: On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100,000 in total. Out of the $100,000 purchase price, $73,000 was paid in cash and the remaining amount was paid through the issuance of 1,592,920 subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $551.

The Company recognized its incremental investment in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangibles assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The transaction resulted in a gain on sale of $14,742, of which $5,771 was recognized at the time of sale in the statements of operations under “Gain / (loss) on sale of vessels” and the remaining $8,971 representing profit of Navios Acquisition’s 60.9% interest in Navios Midstream has been deferred under “Deferred gain on sale of assets” and is being amortized over the vessels’ remaining useful life or until the vessels are sold.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I (in each case, in proportion to their ownership interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 8 for the Investment in Navios Europe I and the respective ownership interests.

Balance due from Navios Europe I as of December 31, 2015 amounted to $10,266 (December 31, 2014: $8,478) which included the Navios Revolving Loans I of $7,125 (December 31, 2014: $7,125), the non-current amount of $1,398 (December 31, 2014: $665) related to the accrued interest income earned under the Navios Term Loans I under the caption “Loans receivable from affiliates” and the accrued interest income earned under the Navios Revolving Loans I of $1,743 (December 31, 2014: $688) under the caption “Balance due from related parties.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2015, the amount undrawn under the Navios Revolving Loans I was $9,100, of which Navios Acquisition is committed to fund $4,323.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II (in each case, in proportion to their ownership interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). See Note 8 for the Investment in Navios Europe II and respective ownership interests.

Balance due from Navios Europe II as of December 31, 2015 amounted to $8,525 which included the Navios Revolving Loans II of $7,327, the non-current amount of $625 related to the accrued interest income earned under the Navios Term Loans II under the caption “Loans receivable from affiliates” and the accrued interest income earned under the Navios Revolving Loans II of $573 under the caption “Balance due from related parties.” The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2015, the amount undrawn under the Navios Revolving Loans II was $23,075, of which Navios Acquisition is committed to fund $10,961. As of December 31, 2015, the outstanding amount was fully drawn under the Navios Term Loans II.

Compensation: In December 2015, the Compensation committee of Navios Acquisition authorized and approved a cash payment of $2,750 and an additional $2,750 payment to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2016.

NOTE 16: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter — in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further,

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered-out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 17: PREFERRED AND COMMON STOCK

Preferred Stock

As of December 31, 2015, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation.

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The Series A shares of preferred stock were converted to common stock that was issued on March 11, 2016. Refer to 23 “Subsequent Events”.

On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock to the seller of the two LR1 product tankers. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock (being 30% of the 540 shares originally issued), with nominal value of $10 per share, were mandatorily converted into 64,800 shares of common stock at a conversion ratio of 1:25.

On October 27, 2015, the remaining 378 shares of Series B Convertible Preferred Stock (being 70% of the 540 shares originally issued), with nominal value of $10 per share, were converted into 108,000 shares of common stock at a conversion ratio of 1:35.

As of December 31, 2015, there were 4,000 (3,000 shares of Series A Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock) shares of preferred stock issued and outstanding.

As of each of December 31, 2014 and December 31, 2013, there were 4,540 shares of preferred stock issued and outstanding (3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock and 1,000 shares of Series C Convertible Preferred Stock).

Series D Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Convertible Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Convertible Preferred Stock mandatorily converted into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Convertible Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Convertible Preferred Stock (or converted common shares) at their nominal value of $10.00 at the holder’s option. Beginning 18 months and no later than 60 months after the issuance of the preferred stock, the holder can exercise the option to request the redemption of up to 250 shares of preferred stock (or such number that has been converted to common shares) on a quarterly basis.

The fair value was determined using a combination of the Black-Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

In January 2015, Navios Acquisition redeemed, through the holder’s put option, 250 shares of the Series D Convertible Preferred Stock and paid $2,500 to the holder upon redemption.

In March 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In April 2015, Navios Acquisition redeemed, through the holder’s put option, 75 shares of the Series D Convertible Preferred Stock and paid $750 to the holder upon redemption.

In April 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months.

In July 2015, Navios Acquisition redeemed, through the holder’s put option 50 shares of its Series D Convertible Preferred Stock and paid $500 to the holder upon redemption.

In August 2015, 200 shares of Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

In October 2015, Navios Acquisition redeemed, through the holder’s put option 25 shares of its Series D Convertible Preferred Stock and paid $250 to the holder upon redemption.

In October 2015, 200 shares of Series D Convertible Preferred Stock were converted into 200,000 shares of common stock. In conjunction with the conversion, the 200,000 shares of common stock have been reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

As of December 31, 2015 and December 31, 2014, 0 and 1,200 shares of Series D Convertible Preferred Stock, respectively, were outstanding.

	Series D Preferred Stock
	Number of preferred shares	Amount
Balance at December 31, 2013	1,200	$12,000
Balance at December 31, 2014	1,200	$12,000
Conversion of 800 shares of the Series D Preferred Stock into 800,000 shares of puttable common stock	(800)	(8,000)
Redemption of Series D Preferred Stock	(400)	(4,000)

Balance at December 31, 2015	—	$—

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2013	—	$—
Balance at December 31, 2014	—	$—
Conversion of 800 shares of the Series D Preferred Stock into 800,000 shares of puttable common stock	800,000	8,000
Redemption of puttable common stock	(150,000)	(1,500)

Balance at December 31, 2015	650,000	$6,500

Common Stock and puttable common stock

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

On March 2, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock and on April 24, 2015, 25,000 shares of such puttable common stock were redeemed for $250.

On April 30, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock were converted into 64,800 shares of common stock.

On July 15, 2015, Navios Acquisition redeemed, through the holder’s put option, 50,000 shares of the puttable common stock and paid $500 to the holder upon redemption.

On August 13, 2015, 200 shares of the Series D Convertible Preferred Stock were mandatorily converted into 200,000 shares of puttable common stock.

On October 2, 2015, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of the puttable common stock and paid $750 to the holder upon redemption.

On October 26, 2015, 200 shares of the Series D Convertible Preferred Stock were converted into 200,000 shares of puttable common stock.

On October 27, 2015, 378 shares of Series B Convertible Preferred Stock were mandatorily converted into 108,000 shares of common stock.

Under the share repurchase program, for up to $50.0 million, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 2,704,752 shares for a total cost of approximately $9,904, as of December 31, 2015.

As of December 31, 2015, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

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

The effect of compensation expense arising from the stock based arrangements described above amounted to $2,362, $5,254 and $1,089 for the years ended December 31, 2015, 2014 and 2013, respectively, and was reflected in general and administrative expenses on the statements of operations. The recognized compensation expense for the year was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2015. On October 24, 2014, and October 24, 2015, 699,994 and 700,001 shares of restricted stock were vested. Accordingly, restricted shares outstanding and non-vested amounted to 700,005 shares as of December 31, 2015 (December 31, 2014: 1,400,006) and the number of stock options outstanding and non-vested as of December 31, 2015 amounted to 500,000. There were no stock options exercised as of December 31, 2015.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock not yet recognized was $107 and $758, respectively, as of December 31, 2015 and is expected to be recognized over the weighted average period of 0.82 years. The weighted average contractual life of stock options outstanding as of December 31, 2015 was 7.8 years.

NOTE 18: SEGMENT INFORMATION

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

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Asia	$208,690	$167,670	$158,441
Europe	40,147	40,875	23,949
United States	64,559	56,332	20,007

Total Revenue	$313,396	$264,877	$202,397

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 19: OTHER INCOME

As of each of December 31, 2015, 2014 and 2013, other income amounted to $41, $280 and $4,787, respectively.

Following the default of their charterer in June 2013, the original charters of two MR2 product tankers, were terminated. Pursuant to the rehabilitation plan of the defaulted charterer, Navios Acquisition would be paid, partly in cash and partly in shares, for a loss claim that was agreed by the competent court in December 2013. The Company had a right to receive shares (issued in 2014) and therefore, recorded a derivative of $3,446 which was valued using the publicly available trading data on the settlement date. The derivative would be marked-to-market until the shares are received. The long-term notes receivable for cash of $1,177 was discounted using a discount rate that was determined based on the terms of the rehabilitation plan and managements’ estimates. The total amount of $4,623 was recognized in the consolidated statements of operations under “Other Income” since the loss claim was accepted by the court and the acceptance was irrevocable.

NOTE 20: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/ (Loss) per share is calculated by dividing net income/ (loss) attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Net income/ (loss) for the years ended December 31, 2015, 2014 and 2013 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares, Series D preferred shares, restricted shares and for the undistributed (income)/ loss that is attributable to Series C preferred stock.

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Numerator:
Net income/ (loss)	$89,737	$13,047	$(58,592)
Less:
Dividend declared on preferred shares Series B	(78)	(108)	(108)
Dividend declared on preferred shares Series D	(281)	(642)	(91)
Dividend declared on restricted shares	(245)	(385)	(105)
Undistributed (income)/ loss attributable to Series C participating preferred shares	(4,337)	(541)	3,206
Net income / (loss) attributable to common stockholders, basic	$84,796	$11,371	$(55,690)
Plus:
Dividend declared on preferred shares Series B	78	—	—
Dividend declared on preferred shares Series D	281	—	—
Dividend declared on restricted shares	245	—	—
Undistributed income/ (loss) attributable to Series C participating preferred shares	—	541	—
Net income/ ( loss) attributable to common stockholders, diluted	85,400	11,912	(55,690)
Denominator:
Denominator for basic net income/ (loss) per share — weighted average shares	150,025,086	147,606,448	98,085,189
Series A preferred stock	1,200,000	1,200,000	—
Series B preferred stock	156,893	—	—
Series C preferred stock	—	7,676,000	—
Series D preferred stock	647,758	—	—
Restricted shares	1,270,658	—	—
Denominator for diluted net income/ (loss) per share — adjusted weighted average shares	153,300,395	156,482,448	98,085,189
Basic net earnings/ (loss) per share	$0.57	$0.08	$(0.57)
Diluted net earnings/ (loss) per share	$0.56	$0.08	$(0.57)

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Potential common shares of 9,176,000 for the year ended December 31, 2015 (which includes Series C Preferred Stock and stock options), 4,830,286 for the year ended December 31, 2014 (which includes Series B and Series D Preferred Stock, restricted stock and stock options) and 14,406,286 for the year ended December 31, 2013 (which includes Series A, Series B, Series C and Series D Preferred Stock, restricted stock and stock options) have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings/ (loss) per share.

NOTE 21: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statements of operations for each of the years ended December 31, 2015 and 2014, related to the Greek Tonnage tax was $551 and $336, respectively.

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

NOTE 22: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In February 2015, the FASB issued the ASU 2015-02, “Consolidation (Topic 810) — Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. The Company does not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In January 2015, the FASB issued ASU 2015-01, “Income Statement Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. Navios Acquisition plans to adopt this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company plans to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of operations. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. On July 9, 2015, the FASB finalized a one-year deferral of the effective date for the new revenue standard. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NOTE 23: SUBSEQUENT EVENTS

On March 11, 2016, 1,200,000 shares of common stock were issued subsequent to the conversion of 3,000 shares of Series A Convertible Preferred Stock.

On March 9, 2016, the Company entered into a loan agreement with Navios Holdings, pursuant to which Navios Acquisition provided a revolving loan facility of up to $50,000 to Navios Holdings (the “Revolver”). The interest rate in respect of the Revolver will be based on LIBOR plus 3% per annum. The Revolver must be repaid by Navios Holdings on December 31, 2018. Navios Holdings may prepay the Revolver at any time prior to December 31, 2018, with any amounts prepaid available for re-borrowing. Navios Holdings may at any time permanently terminate the Revolver in full, or from time to time, permanently reduce, the Revolver in part. The Revolver will be guaranteed by Navios Holdings Europe Finance Inc. (the “Guarantor”), a wholly owned subsidiary of Navios Holdings, and will be secured by (i) a first priority pledge of all of the Guarantor’s ownership interests in Navios Europe Holdings Inc. (the parent Company of Navios Europe I, in which Navios Holdings has a 47.5% ownership interest) and (ii) a first priority pledge of 8,000,000 common units of Navios Partners owned by Navios Holdings.

On February 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2015 of $0.05 per share of common stock payable on March 23, 2016 to stockholders of record as of March 17, 2016. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for a sale price of $18,228. Navios Acquisition prepaid $12,097 being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida.

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid $1,000 to the holder upon redemption.