Form 20-F
period 2016-12-31
Navios Maritime Acquisition CORP
filed 2017-04-05
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 150,582,990 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our ability to successfully grow our business and our capacity to manage our expanding business;

•	future levels of cash flow and levels of dividends, as well as our future cash dividend policy;

•	our current and future business and growth strategies and other plans and objectives for future operations;

•	our future operating and financial results, including the amount of fixed hire and profit share that we may receive;

•	our ability to identify and consummate desirable acquisitions, dispositions, joint ventures or strategic alliances, business strategy, areas of possible expansion, and expected capital expenditure or operating expenses;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to fulfill other financial obligations, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in the standard of service or the ability of our technical manager to be approved as required;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	our ability to retain key executive officers; and

•	our ability to leverage to our advantage, Navios Maritime Holdings Inc. (“Navios Holdings”) relationships and reputation in the shipping industry.

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statements of income for the years ended December 31, 2016, 2015 and 2014 and the consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2013 and December 31, 2012, and the consolidated balance sheet data as of December 31, 2014, 2013 and 2012, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

Statement of Income Data
(In thousands of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Revenue	$290,245	$313,396	$264,877	$202,397	$151,097
Time charter expenses	(4,980)	(4,492)	(5,187)	(6,762)	(2,824)
Direct vessel expenses	(3,567)	(1,532)	(1,979)	(3,096)	(2,622)
Management fees (entirely through related party transactions)	(97,866)	(95,336)	(95,827)	(71,392)	(47,043)
General and administrative expenses	(17,057)	(15,532)	(14,588)	(7,017)	(3,853)
Depreciation and amortization	(57,617)	(57,623)	(67,718)	(63,880)	(49,644)
Loss on bond and debt extinguishment	—	—	—	(33,973)	—
Interest income	4,767	1,683	720	315	445
Interest expenses and finance cost	(75,987)	(73,561)	(78,610)	(58,386)	(49,432)
Impairment loss	—	—	(11,690)	—	—
Gain/ (loss) on sale of vessels	11,749	5,771	22,599	(21,098)	—
Change in fair value of other assets	—	—	(1,188)	—	—
Equity in net earnings of affiliated companies	15,499	18,436	2,000	—	—
Other income	377	41	280	4,787	280
Other expense	(2,685)	(1,514)	(642)	(487)	(202)
Net income/ (loss)	$62,878	$89,737	$13,047	$(58,592)	$(3,798)
Net income/ (loss) per share, basic	$0.40	$0.57	$0.08	$(0.57)	$(0.08)
Net income/ (loss) per share, diluted	$0.40	$0.56	$0.08	$(0.57)	$(0.08)

Balance Sheet Data (at period end)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
Current assets, including cash	$107,282	$97,349	$89,528		$120,801		$71,795
Vessels, net	$1,306,923	$1,441,635	$1,375,931		$1,353,131		$940,738
Total assets	$1,703,619	$1,774,091	$1,697,014	(1),(2)	$1,633,415	(1)	$1,349,917	(1)
Long-term debt, including current portion, net of premium and deferred finance costs	$1,095,938	$1,197,583	$1,142,002	(1)	$1,131,202	(1)	$973,359	(1)
Series D Convertible Preferred Stock	$—	$—	$12,000		$12,000		$6,000
Total Stockholders’ equity	$572,931	$540,871	$490,793	(2)	$450,822		$225,304
Puttable common stock	$2,500	$6,500	$—		$—		$—
Common stock	$15	$15	$15		$13		$4
Number of shares	150,582,990	149,782,990	151,664,942		136,714,942		40,517,413
Dividends declared/ paid	$31,682	$32,117	$32,619		$24,521		$9,747
Cash Flow Data
Net cash provided by/ (used in) operating activities	$92,945	$119,636	$75,985		$(29,571)		$81,877
Net cash used in investing activities	$43,505	$(104,510)	$(145,729)		$(293,740)		$(205,956)
Net cash (used in)/ provided by financing activities	$(141,963)	$(14,814)	$41,402		$363,300		$125,625
Cash dividends declared per common share	$0.20	$0.20	$0.20		$0.20		$0.20
Fleet Data:
Vessels at end of period	36	39	37		33		19

(1)	The total assets and long-term debt, including current portion, net of premium and deferred finance costs presented in this table have been revised to reflect the adoption of ASU 2015-03.
(2)	The total assets and total stockholders’ equity at December 31, 2014 have been revised to account for the investments in the common units of Navios Midstream under the equity method.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase our securities. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein.

Risk Factors Relating to Our Business

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no specific plans, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion;

•	obtaining required financing, which could include debt, equity or combinations thereof; and

•	Improve operating and financial system and controls.

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

Pursuant to technical management agreements we are provided with services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance, by our technical managers, including a subsidiary of Navios Holdings. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of the aforementioned services by the current technical manager. The failure of our technical managers to perform these services satisfactorily and a technical manager affiliated with the seller from the acquisition of seven VLCCs in September 2010 (“the VLCC Acquisition”) could have a material adverse effect on our business, financial condition and results of operations.

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

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown and extreme volatility which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States and the future economic growth of China, Brazil, Russia, India and other emerging markets are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products remains less than current supply as a result of the weak global economic environment and a general global trend towards energy efficient technologies, which in combination with the limited availability of trade credit and deteriorating international liquidity conditions, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose to above historically average rates, but have since moderated. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments, including the adoption of any limits on the consumption of carbon-based fuels due to climate change agreements or protocols;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments; and

•	embargoes and strikes.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management and low sulphur fuel consumption regulations.

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2018 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. This coupled with announced refinery closures in Australia, Japan and Europe should increase trade in refined oil products.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 12% at the beginning of March 2017. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy at least some of our product tankers, chemical tankers and VLCCs in the spot market directly or in pools. Although spot chartering is common in the product, chemical, tanker and VLCC sectors, product tankers, chemical tanker and VLCC charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. World oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, spot charter hire rates are at or above operating costs for most vessel sizes but there is no assurance that the crude oil, product and chemical tanker charter market will rise over the next several months or will not decline further. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

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

Certain of our VLCC vessels are contractually committed to time charters or operation in pools, with the remaining terms of these charters expiring during the period from and including 2017 through 2018. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. Furthermore, in connection with the initial public offering (“IPO”) of Navios Midstream, we have provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings, as the case may be. If the actual rates achieved are below the agreed backstop rates our results of operations and operating cash flows may suffer.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 48% in 2008 to 12% as of the beginning of March 2017. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

“The United States is expected to be the largest contributor to non-OPEC supply growth in the medium term,” according to the 2017 annual Market Report Series: Oil by the International Energy Agency (“IEA”). “Increased drilling, helped by cost deflation and efficiency improvements, sees the US output expanding by nearly 1.6 million barrels per day (“MBPD”) through 2022, even assuming stable crude oil prices of around USD60/bbl over the period.” In its 2016 Medium Term Oil Market Report, the IEA said that the steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The US Energy Information Administration (“EIA”) statistics through 2016 show that US crude oil imports rose 7% to an average of 7.9 million barrels per day (“MBPD”) in 2016 2015 period, but the average imports are still below the 2005 peak of 10.1 MBPD. EIA statistics note that US crude oil exports rose 12% to 520,000 barrels per day in 2016 but remained a very significant increase over the most recent low of 9,100 barrels per day exported in 2002. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessels, which offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for certain of our existing older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of March 2017 is estimated at 231 vessels or 9% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as improved propulsion system or new point systems, which purport to offer material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2015, it has traded between a low of 496 and a high of 1,088; as of March 13, 2017, it stood at 850. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 346 and a high of 867 since January 2015 and stood at 646 as of March 13, 2017. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to an all-time record of about 8.6 million barrels per day in December 2016 and the U.S. has steadily increased its total petroleum product exports by almost 400% to about 5.0 million barrels per day in December 2016 from one million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;

•	increased demand for crude oil in the Arabian Gulf or West African regions;

•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.

Delays in deliveries of any newbuilding vessels we may contract to acquire or order in the future, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings, could harm our operating results and lead to the termination of any related charters.

Any newbuildings we may contract to acquire or order in the future could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

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

As of April 4, 2017, the vessels in our fleet had an average age of approximately 6.2 years and most tanker vessels have an expected life of approximately 25 years. Two of our LR1 product tanker vessels, five of our MR2 product tanker vessels and our eight VLCC vessels are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

Our growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures or pollution reduction measures or those intended to reduce global warming;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

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

We employ our tanker vessels in the highly competitive crude oil, product and chemical tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

Due to the decline in world trade and tanker charter rates, the market values of our vessels and any contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have decreased slowly to prices lower than the average 2015 price. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	where the ship was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations, including environmental regulations; and

•	technological advances; and

•	ability of buyers to access financing and capital

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and value to loan ratio covenants of 137% or lower, applicable after delivery of the vessels. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

We have fixed the fees for ship management services of our owned fleet, provided by a subsidiary of Navios Holdings, through May 2018 at $6,350 per MR2 product tanker and chemical tanker vessel, $7,150 per LR1 product tanker vessel and $9,500 per VLCC vessel. Drydocking expenses under our Management Agreement are reimbursed at cost for all vessels.

We generally receive a daily rate for the use of our vessels, which is fixed through the term of the applicable charter agreement. Our charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. Increases in the fees for shipmanagement services of our vessels over the term of a charter agreement will effectively reduce our operating income and, if such increases in operating expenses are significant, adversely affect our business, financial condition and results of operations.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 252 million tons. Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

Our operations expose us to the risk that increased trade protectionism from China, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

The employment of our vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements with all of our tanker vessels.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A., together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

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

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2016, Navig8 Chemicals Shipping and Trading Co (“Navig8”), Shell Tankers Singapore Private LTD (“Shell”) and Mansel LTD (“Mansel”). accounted for 33.0%, 20.0% and 14.7%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for our vessels are generally governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

As of April 4, 2017, the vessels in our fleet had an average age of approximately 6.2 years and most tanker vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the IMO periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly, MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of March 14, 2017, the BWM Convention had 54 contracting states for 53.41% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (the “ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of crude, product and chemical tankers that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent. For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of March 14, 2017, had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”). In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the Deepwater Horizon incident, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU member states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. If the bill becomes law, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (“OSDEF”), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (“OPRC 1998”) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of regulatory frameworks to reduce greenhouse gas emissions, such as carbon dioxide, methane and nitrogen oxides. In the United States, the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which currently do not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of SEEMP, outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s Marine Environment Protection Committee (the “MEPC”) indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquefied Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating an EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (the “SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

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

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of loans or credit to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on imports from Crimea, and it has also tightened restrictions on exports of certain goods and technology to Russia.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

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

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K. Bribery Act.

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

The operation of ocean-going vessels entails the possibility of marine disasters, including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by us, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition, although the amount and timing of payment would be uncertain.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

The credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Additionally, uncertainty regarding tax policy and government spending in the United States have created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common stock to decline.

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

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

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

We could face risks attendant to changes in economic environments, changes in interest rates, tax policies, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Because international tank companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2016, the value of the U.S. dollar as compared to the Euro increased by approximately 3.6% compared with the respective value as of December 31, 2015. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 43.0% of our shares of common stock as of April 4, 2017. Other than with respect to South American operations, Navios Holdings’ experience in the crude oil, chemical and product tanker sectors dates to 2010. Navios Holdings or the Manager may make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream, Navios Partners and Navios Acquisition. We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently have any significant exposure in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners, Navios Midstream and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream and Navios Acquisition, and Ms. Frangou is an officer and director of Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners, Navios Midstream and Navios Holdings may conflict from time to time and her limited devotion of time and attention to our business may hurt the operation of our business.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We are dependent on a subsidiary of Navios Holdings for the commercial and administrative management of our fleet and the technical management of a portion of our fleet, which may create conflicts of interest.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to the Manager, and on an interim basis to other third party managers, the loss of these services or the failure of the Manager to perform these services could materially and adversely affect the results of our operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers. Navios Holdings has responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and Navios Holdings or the Manager. These conflicts may arise in connection with the provision of chartering services to us for our fleet versus carriers managed by Navios Holdings’ subsidiaries or other companies affiliated with Navios Holdings.

Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively own a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

As of April 4, 2017, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 46.8% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock, then we will be in default under our credit facilities.

Risks Related to Our Common Stock and Capital Structure

We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public stockholders to protect their interests.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

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

We are incorporated under the laws of the Republic of the Marshall Islands and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in Monte Carlo, Monaco. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these nonresidents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands.

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

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD of the Exchange Act aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

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

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. Although we currently satisfy the NYSE minimum listing standards, which only requires that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements, we cannot assure you that our securities will continue to be listed on NYSE in the future.

If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our stockholders due to thin trading; and

•	loss of our tax exemption under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

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

The agreements and instruments governing our indebtedness and other commitments we enter into, including certain credit lines to our affiliates, impose certain operating and financial restrictions on us.

Among other restrictions, these restrictions and our other obligations and commitments may limit our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions or sell all or substantially all of our properties or assets;

•	redeem or repurchase capital stock, pay dividends or make other restricted payments and investments;

•	make capital expenditures;

•	change the management of our vessels or terminate the management agreements we have relating to our vessels;

•	enter into long-term charter arrangements without the consent of the lender;

•	transfer or sell any of our vessels;

•	enter into certain transactions with our affiliates; and

•	reduce our cash available for growth and other purposes.

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

Additionally, we have entered into an agreement with Navios Holdings, pursuant to which we have provided Navios Holdings with a credit facility of up to $70.0 million. As of December 31, 2016, the amount drawn under this facility was $50.0 million. The draw downs on the facility will limit the funds available for other purposes.

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

We will be treated as a “passive foreign investment company,” (“PFIC”), for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2016 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2017 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross transportation income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income and such U.S. Source International Transportation Income is generally subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at up to a 35.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax on its U.S. Source International Transportation Income.

We expect that we and each of our vessel-owning subsidiaries have qualified for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for our 2016 taxable year. However, the delisting of our securities from quotation on the NYSE (or other factual circumstances beyond our control) could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “— Risks Related to our Common Stock and Capital Structure—The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.”

If we or our vessel-owning subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax (without allowance for deduction) on our U.S. Source International Transportation Income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

Other Tax Jurisdictions

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

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

As of December 31, 2016, Navios Holdings had 43.4% of the voting power and 46.1% of the economic interest in Navios Acquisition.

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

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The Series A shares of preferred stock were fully converted to common stock that was issued on March 11, 2016.

On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock to the seller of the two LR1 product tankers. The preferred stock contained a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commenced payment on March 31, 2011. The preferred stock did not have any voting rights. On June 30, 2015, 162 shares of Series B Convertible Preferred Stock (being 30% of the 540 shares originally issued), with nominal value of $10 per share, were mandatorily converted into 64,800 shares of common stock at a conversion ratio of 1:25. On October 27, 2015, the remaining 378 shares of Series B Convertible Preferred Stock (being 70% of the 540 shares originally issued), with nominal value of $10 per share, were converted into 108,000 shares of common stock at a conversion ratio of 1:35.

The Company was authorized to issue up to 10,000,000 shares of $0.0001 par value preferred stock in total with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of December 31, 2016, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock. As of December 31, 2015, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock and the 3,000 Series A Convertible Preferred Stock.

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

During 2015, Navios Acquisition redeemed, at certain dates through the holder’s put option, 400 shares of the Series D Convertible Preferred Stock and paid cash of $4.0 million in total to the holder upon redemption.

In addition at certain dates in 2015, 800 shares of Series D Convertible Preferred Stock were mandatorily converted into 800,000 shares of common stock. In conjunction with these conversions, the 800,000 shares of common stock were reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

As of each of December 31, 2016 and December 31, 2015, no shares of Series D Convertible Preferred Stock were outstanding.

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

On June 30, 2015, 162 shares of Series B Convertible Preferred Stock were converted into 64,800 shares of common stock.

On October 27, 2015, 378 shares of Series B Convertible Preferred Stock were mandatorily converted into 108,000 shares of common stock.

As discussed above, during 2015, 800 shares of Series D Convertible Preferred Stock were mandatorily converted into 800,000 shares of puttable common stock. In addition, in certain dates during 2015, Navios Acquisition redeemed, through the holder’s put option, 150,000 shares of the puttable common stock and paid cash of $1.5 million in total to the holder upon redemption.

Under the share repurchase program, for up to $50.0 million, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 2,704,752 shares for a total cost of approximately $9.9 million, as of December 31, 2015. The share repurchase program expired in December 2016.

On March 11, 2016, 1,200,000 shares of common stock were issued subsequent to the conversion of 3,000 shares of Series A Convertible Preferred Stock.

During 2016, Navios Acquisition redeemed, through the holder’s put option, 400,000 shares of the puttable common stock and paid cash of $4.0 million to the holder upon redemption.

As of December 31, 2016, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which, 150,582,990 were issued and outstanding. As of December 31, 2016, 250,000 shares of puttable common stock were outstanding.

On January 17, 2017, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1.0 million to the holder upon redemption.

Vessel Deliveries, Acquisitions and Sales

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

Disposal of vessels

2016

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18.4 million. The gain on sale of the vessel, upon write-off of the unamortized dry-docking, was $2.3 million.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35.8 million. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4.8 million.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35.8 million. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4.6 million.

2015

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste, a 2003-built of 298,717 dwt VLCC, and the C. Dream, a 2000 built VLCC of 298,570 dwt, from Navios Acquisition for an aggregate sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition.

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

Navios Acquisition’s Fleet

As of April 4, 2017, our fleet consisted of a total of 36 double-hulled tanker vessels, aggregating approximately 3.9 million deadweight tons, or dwt. The fleet includes eight VLCC tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All our vessels are currently chartered-out to high-quality counterparties, including affiliates of Shell, Navig8 and Mansel, with an average remaining charter period of approximately one year. As of April 4, 2017, we had charters covering 84.3% of available days in 2017 and 23.0% of available days in 2018.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate(1)			Profit Sharing	Expiration Date(2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145		Floating Rate(8)		None	June 2017
Nave Cosmos	Chemical Tanker	2010	25,130		Floating Rate(8)		None	June 2017
Nave Velocity	MR2 Product Tanker	2015	49,999		$13,825		None	July 2017
					$11,850	(19)	50%/50%	July 2018
Nave Sextans	MR2 Product Tanker	2015	49,999		$16,294		None	January 2018
Nave Pyxis	MR2 Product Tanker	2014	49,998		$16,294		None	February 2018
Nave Luminosity	MR2 Product Tanker	2014	49,999		$14,072		50%/50%	September 2017
					$11,850	(19)	50%/50%	September 2018
Nave Jupiter	MR2 Product Tanker	2014	49,999		$15,306		50%/50%	May 2017
					$11,850	(19)	50%/50%	May 2018
Bougainville	MR2 Product Tanker	2013	50,626		$16,296	(5)	100%	September 2017
Nave Alderamin	MR2 Product Tanker	2013	49,998		$12,675	(16)	None	February 2018
Nave Bellatrix	MR2 Product Tanker	2013	49,999		$12,838	(17)	None	December 2017
Nave Capella	MR2 Product Tanker	2013	49,995		$12,739	(11)	None	June 2017
Nave Orion	MR2 Product Tanker	2013	49,999		$12,675	(18)	None	March 2018
Nave Titan	MR2 Product Tanker	2013	49,999		$15,306		50%/50%	June 2017
Nave Aquila	MR2 Product Tanker	2012	49,991		$11,356	(3)	None	May 2017
Nave Atria	MR2 Product Tanker	2012	49,992		$14,813		50%/50%	July 2017
Nave Orbit	MR2 Product Tanker	2009	50,470		$17,750	(14)	None	November 2017
Nave Equator	MR2 Product Tanker	2009	50,542		$17,000		None	October 2017
Nave Equinox	MR2 Product Tanker	2007	50,922		$11,603	(15)	ice-transit premium(4)	November 2017
Nave Pulsar	MR2 Product Tanker	2007	50,922		$15,306		50%/50% and ice-transit premium(4)	April 2017
				$ $	11,973/ 12,344		50%/50% and ice-transit premium(22)	January 2018/ October 2018
Nave Dorado	MR2 Product Tanker	2005	47,999		$12,245	(20)	None	January 2018
Nave Atropos	LR1 Product Tanker	2013	74,695		Floating Rate	(13)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673		$18,022		50%/50%	August 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711		Floating Rate	(13)	None	February 2019
Nave Cetus	LR1 Product Tanker	2012	74,581		$18,022		50%/50%	April 2019
Nave Estella	LR1 Product Tanker	2012	75,000		$13,260	(21)	None	March 2018
Nave Andromeda	LR1 Product Tanker	2011	75,000		$12,640	(6)	None	June 2017
Nave Ariadne	LR1 Product Tanker	2007	74,671		$17,775		50%/50%	May 2018
Nave Cielo	LR1 Product Tanker	2007	74,671		$17,775		50%/50%	May 2018
Nave Buena Suerte(10)	VLCC	2011	297,491		Floating Rate	(12)	None	August 2017
Nave Quasar	VLCC	2010	297,376		Floating Rate	(7)	None	March 2018
Nave Synergy	VLCC	2010	299,973		Floating Rate	(7)	None	February 2018
Nave Galactic	VLCC	2009	297,168		Floating Rate	(9)	None	September 2017
Nave Spherical	VLCC	2009	297,188		$41,475		None	November 2017
Nave Neutrino(10)	VLCC	2003	298,287		$37,520		None	September 2017
Nave Electron(10)	VLCC	2002	305,178		Floating Rate	(7)	None	December 2017
Nave Photon	VLCC	2008	297,395		$40,488		None	December 2017

(1)	Net time charter-out rate per day (net of commissions), presented in USD.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for 6 months at $12,344 net per day.
(4)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice. The premium for Nave Pulsar is based on pool results. For the Nave Equinox the premium is $1,481 net per day for the first 12 months and $1,728 net per day for the six month optional period.
(5)	Rate can reach a maximum of $21,302 net per day calculated based on a formula. Both rate and ceiling increase by 2% annually.
(6)	Charterer’s option to extend the charter for six months at $13,134 net per day and another six months at $14,615 net per day.
(7)	Rate based on VLCC pool earnings.
(8)	Rate based on chemical tankers pool earnings.
(9)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% of the index rate from $41,969 net per day to $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides for a minimum rate of $29,625 net per day and $27,156 net per day for the last nine months of the contract.
(10)	Navios Acquisition has granted an option to Navios Midstream to purchase the vessel from Navios Acquisition at fair market value. The options are extended for an additional two-year period expiring on November 18, 2018.
(11)	Charterer’s option to extend for six months at $13,825 net per day.
(12)	Rate is based upon daily BITR TD3. Navios Acquisition will receive 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $19,750 net per day.
(13)	Rate based on LR1 pool earnings.
(14)	Charterer’s option to extend for two years at $20,500 net per day.
(15)	Charterer’s option to extend for six months at $13,084 net per day.
(16)	Charterer’s option to extend the charter for one year at $13,650 net per day.
(17)	Charterer’s option to extend the charter for one year at $14,319 net per day.
(18)	Charterer’s option to extend the charter for one year at $13,894 net per day.
(19)	Charterer’s option to extend the charter for one year at $13,331 net per day.
(20)	Charterer’s option to extend the charter for six months at $13,529 net per day.
(21)	Charterer’s option to extend the charter for one year at $14,625 net per day.
(22)	The premium for Nave Pulsar when vessel is trading on ice is $1,975 net per day. Charterer’s option to extend the charter for one year at $13,455 net per day.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•	Modern, High—Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $2.1 billion, including investments of approximately $0.8 billion in newbuilding constructions. As of April 4, 2017, our fleet had an average age of approximately 6.2 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of April 4, 2017, are chartered out with an average remaining charter period of approximately one year, and we believe our existing charter coverage provides us with predictable, contracted revenues and operating visibility. As of April 4, 2017, we had charters covering 84.3% of available days in 2017 and 23.0% of available days in 2018. The charter arrangements for our eight VLCC tankers, eight contracted LR1 tankers, 18 MR2 product tankers and two chemical tankers are expected to generate $159.1 million in 2017, and $32.5 million in 2018 of aggregate contracted net charter revenue, exclusive of any profit sharing.

•	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or West Africa to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

•	High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term charters. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; Navig8, a company that controls a substantial fleet of product tankers; Vitol, a major oil trader, trading over 5 million barrels of crude and product per day, Chevron, one of the world’s leading integrated energy companies and Saudi Aramco, the state owned oil company of the Kingdom of Saudi Arabia.

•	An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at our affiliate, Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 25 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings, Navios Partners and Navios Midstream and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•	Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•	Enhance Operating Visibility With Charter-Out Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term charters. We will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time charters, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of April 4, 2017, we had charters covering 84.3% of available days in 2017 and 23.0% of available days in 2018.

•	Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We plan to actively manage the size and composition of our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long- standing relationships of Navios Holdings with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

•	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.

•	Benefit from Navios Holdings’ Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. Navios Holdings closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Navios Holdings has strict guidelines and policies that are designed to evaluate credit exposure. We believe that Navios Acquisition benefits from these established policies.

•

Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, a wholly owned subsidiary of Navios Holdings, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. The current technical managers of some of the VLCC vessels, affiliates of the seller of the vessels acquired as part of the VLCC Acquisition are technical ship management companies that have provided technical management to the VLCC vessels acquired during the VLCC Acquisition prior to the consummation of the acquisition thereof. These technical managers will continue to provide such services for an interim period, after which the technical management of our fleet is expected to be provided solely by the Manager. We believe that the Manager will be able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our amended management agreement with Navios Holdings, management fees of our vessels are fixed through May 2018. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under charters with customers that we believe are creditworthy.

Our major customers during 2016 were: Navig8, Shell and Mansel. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue.

Our major customers during 2015 were: Navig8, Shell and Mansel. For the year ended December 31, 2015, these three customers accounted for 35.2%, 13.6% and 10.8%, respectively, of Navios Acquisition’s revenue.

Our major customers during 2014 were: Dalian Ocean Shipping Co. (“DOSCO”) and Navig8. For the year ended December 31, 2014, these two customers accounted for 22.4% and 28.8%, respectively, of Navios Acquisition’s revenue.

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

Competition

The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than us, which could result in our achieving lower revenues from our vessels. See “Risk Factors—Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.”

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

Pooling Arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

Expenses

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the years ended December 31, 2016, 2015 and 2014 amounted to $97.9 million, $95.3 million and $95.8 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For each of the years ended December 31, 2016, 2015 and 2014 the expense arising from administrative services rendered by Navios Holdings amounted to $9.4 million, $7.6 million and $7.3 million, respectively.

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

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE, and the Tanker Management & Self Assessment program, which is known as TMSA. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors. Based upon commercial risk, there are three levels of assessment used by oil majors:

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

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply. For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015).

At its 66th Session, the IMO’s Marine Environment Protection Committee (the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At MEPC 69, Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

At its 64th session (2012), the MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014

Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The E.U. announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

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

The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of March 14, 2017, the BWM Convention had 54 contracting states for 53.41% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on shipowners and operators which are additional to those involved in complying with international rules and standards. In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC must be implemented by individual members states through particular laws in each state by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the

NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx. Implementation of new laws by member states to reduce emissions may ultimately result in increased costs to us to comply with the more stringent standards.

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

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton, or $5.0 million for vessels carrying any hazardous substances as cargo, or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years. This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VGP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Importantly, on December 2, 2016, the Marine Safety Center issued the first Coast Guard type approved Ballast Water Management System (“BWMS”), called the Optimarin Ballast System (there are currently type-approved BWTS from three manufacturers). With this issuance, it may become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS; however, existing extensions will continue to be honored through the stated extension date. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

Inspection by Classification Societies

Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey under certain conditions. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered for up to at least fair market value, with deductibles of $0.1 million per Handymax and Panamax tanker vessel and $0,25 million per VLCC tanker. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

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

Navios Acquisition’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, i.e., $3.08 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian and Ukrainian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2016.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.
Paxos Shipping Corporation	Vessel-Owning Company(5)	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.
Schinousa Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016

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

As of December 31, 2016, Navios Acquisition owns the 2% general partner interest in Navios Midstream totaling 420,641 general partner units, as well as a 57.9% limited partner interest, which represents 1,242,692 common units (5.9%), 9,342,692 subordinated units (44.4%) and 1,592,920 Subordinated Series A Units (7.6%). In the consolidated financial statements of Navios Acquisition, Navios Midstream with ownership interest of 59.9% is included as an affiliate. The Company analyzed its investments in Navios Midstream and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Midstream and, therefore all classes of units i.e., common units, the subordinated units, the subordinated Series A units and the general partner units of Navios Midstream are accounted for under the equity method.

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

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Effective November

2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively. On February 21, 2017, Navios Holdings agreed to transfer to Navios Partners its participation in Navios Revolving Loans I and Navios Term Loans I, both relating to Navios Europe I, for a consideration of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners.

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

Disposal of vessels

2016

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18.4 million. The gain on sale of the vessel, upon write-off of the unamortized dry-docking, was $2.3 million.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35.8 million. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4.8 million.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35.8 million. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4.6 million.

2015

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste, a 2003-built of 298,717 dwt VLCC, and the C. Dream, a 2000 built VLCC of 298,570 dwt, from Navios Acquisition for an aggregate sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2016	2015	2014
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 6/17	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong	—	—	1/1 - 11/17
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is	—	—	1/1 - 11/17
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong	—	—	1/1 - 11/17
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.	—	—	1/1 - 11/17
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	—	1/1 - 6/17	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/4 - 12/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/29 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	9/15 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	10/9 - 12/31	—
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	10/9 - 12/31	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/13 - 12/31

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016 (7) Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016

Our Charters

Our major customers during 2016 were: Navig8, Shell and Mansel. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue.

Our major customers during 2015 were: Navig8, Shell and Mansel. For the year ended December 31, 2015, these three customers accounted for 35.2%, 13.6% and 10.8%, respectively, of Navios Acquisition’s revenue.

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

Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

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

Period over Period Comparisons

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

The following table presents consolidated revenue and expense information for the years ended December 31, 2016 and 2015. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	$290,245	$313,396
Time charter and voyage expenses	(4,980)	(4,492)
Direct vessel expenses	(3,567)	(1,532)
Management fees (entirely through related party transactions)	(97,866)	(95,336)
General and administrative expenses	(17,057)	(15,532)
Depreciation and amortization	(57,617)	(57,623)
Interest income	4,767	1,683
Interest expenses and finance cost	(75,987)	(73,561)
Gain on sale of vessels	11,749	5,771
Equity in net earnings of affiliated companies	15,499	18,436
Other income	377	41
Other expense	(2,685)	(1,514)

Net income	$62,878	$89,737

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2016 and 2015 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2016	Year ended December 31, 2015
FLEET DATA
Available days(1)	13,753	13,743
Operating days(2)	13,716	13,707
Fleet utilization(3)	99.7%	99.7%
Vessels operating at period end	36	39
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day(4)	$20,742	$22,477

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)

TCE Rate: Time Charter Equivalent Rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

For the year ended December 31, 2016, Navios Acquisition had 13,753 available days, after it took delivery of four MR2 product tankers in 2015. The effect was partially mitigated by: (i) the sale of the outstanding shares of capital stock of two of its vessel-owning subsidiaries (Nave Celeste and C. Dream) to Navios Midstream (see Note 1) on June 18, 2015; and (ii) the sale of one MR2 product tanker and two chemical tankers in 2016.

There were 13,743 available days in the comparative period in 2015.

Revenue: Revenue for the year ended December 31, 2016 decreased by $23.2 million, or 7.4%, to $290.2 million, as compared to $313.4 million for 2015. The decrease was mainly attributable to: (i) the decrease in revenue by $18.6 million due to the sale of two VLCCs in June 2015, one MR2 product tanker in January 2016 and two chemical tankers in October and November 2016; and (ii) the decrease in profit sharing by $24.5 million. The decrease was partially mitigated by the increase in revenue following deliveries of four vessels during 2015. Available days of the fleet increased to 13,753 days for the year ended December 31, 2016, as compared to 13,743 days for the year ended December 31, 2015. The TCE Rate decreased to $20,742 for the year ended December 31, 2016, from $22,477 for the year ended December 31, 2015.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2016 increased by approximately $0.5 million to $5.0 million, as compared to $4.5 million for the year ended December 31, 2015. The increase was attributable to a $1.1 million increase in bunkers and other voyage expenses and was partially mitigated by a $0.5 million decrease in broker commission costs.

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2016 increased by approximately $2.0 million to $3.6 million as compared to $1.5 million for the year ended December 31, 2015. The increase was attributable to a: (i) $1.3 million increase in amortization of dry dock and special survey cost; and (ii) $0.7 million increase in expenses incurred in connection with specialized work performed on certain vessels of our fleet.

Management fees: Management fees for the year ended December 31, 2016 increased by approximately $2.5 million to $97.9 million, as compared to $95.3 million for the year ended December 31, 2015. The increase was mainly attributable to the increased number of vessels and the increase in the management fees with effect as of May 29, 2016, described below. Pursuant to the Management Agreement, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016. Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition, at cost.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2016 increased by approximately $1.5 million to $17.1 million compared to $15.5 million for the year ended December 31, 2015.

The increase was mainly attributable to a $1.8 million increase in administrative expenses paid to Navios Holdings mainly due to the increased number of vessels in Navios Acquisition’s fleet, partially mitigated by: (i) a $0.2 million decrease in compensation to the directors and/or officers of the Company; and (ii) a $0.2 million decrease in other general and administrative expenses, including professional, other fees and travel expenses.

For the years ended December 31, 2016 and 2015, the expenses charged by Navios Holdings for administrative services were $9.4 million and $7.6 million, respectively. The remaining balance of $7.6 million and $7.9 million of general and administrative expenses for the years ended December 31, 2016 and 2015, respectively, related to stock based compensation and compensation expense, as well as legal, consulting, travel and professional fees including audit fees.

Depreciation and amortization: Depreciation and amortization amounted to $57.6 million for each of the years ended December 31, 2016 and December 31, 2015. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for year ended December 31, 2016 increased by $3.1 million to $4.8 million compared to $1.7 million for the year ended December 31, 2015. The increase is mainly attributable to the increase of the interest income accrued under the revolving loans granted to Navios Holdings, Navios Europe I and Navios Europe II.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2016 increased by $2.4 million to $76.0 million, as compared to $73.6 million for the year ended December 31, 2015. The increase was mainly due to the increase in the average outstanding balance of our borrowings, which amounted to $503.6 million for the year ended December 31, 2016 as compared to $487.7 million for the year ended December 31, 2015. The weighted average interest rate for the years ended December 31, 2016 and 2015 was 6.0%. As of December 31, 2016 and 2015, the outstanding balance under Navios Acquisition’s total borrowings was $1,111.2 million and $1,216.6 million, respectively.

Gain on sale of vessels: The gain on sale of vessels for the year ended December 31, 2016 increased by approximately $6.0 million to $11.7 million, as compared to $5.8 million.

During 2016, Navios Acquisition sold the Nave Constellation, the Nave Universe and the Nave Lucida to unaffiliated third parties for total net cash proceeds of $90.0 million. As of June 30, 2016, the Nave Constellation and the Nave Universe were classified as vessels held for sale.

The gain on sale of vessels for the year ended December 31, 2015, was $5.8 million and resulted from the sale of the Nave Celeste and the C. Dream to Navios Midstream for a total sale price of $100.0 million, of which $73.0 million was paid in cash and $27.0 million was paid in a new class of units designated as Subordinated Series A Units of Navios Midstream.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $2.9 million to $15.5 million for the year ended December 31, 2016, as compared to $18.4 million for the same period in 2015. The decrease resulted from the decrease in equity in earnings of Navios Midstream which amounted to $1.6 million and of Navios Europe I and of Navios Europe II which amounted to $1.3 million.

Other income: Other income amounted to $0.4 million for the year ended December 31, 2016 compared to $0.04 million for the year ended December 31, 2015.

Other expense: Other expense increased by $1.2 million to $2.7 million for the year ended December 31, 2016, as compared to $1.5 million for the same period in 2015.

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

	Year Ended December 31, 2015	Year Ended December 31, 2014
FLEET DATA
Available days(1)	13,743	13,227
Operating days(2)	13,707	13,193
Fleet utilization(3)	99.7%	99.7%
Vessels operating at period end	39	37
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day(4)	$22,477	$19,633

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)

TCE Rate: Time Charter Equivalent Rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

For the year ended December 31, 2015, Navios Acquisition had 13,743 available days, after it took delivery of five MR2 product tankers and eight VLCCs during the period from January 1, 2014 until December 31, 2015. The effect was partially mitigated by; (i) the sale of the outstanding shares of capital stock of two of its vessel-owning subsidiaries (Nave Celeste and C. Dream) to Navios Midstream (see Note 1) on June 18, 2015; (ii) the sale of the Shinyo Splendor on May 6, 2014 to an unaffiliated third party; and (iii) the sale of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) to Navios Midstream (see Note 1) on November 18, 2014.

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

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2015 decreased by approximately $0.7 million to $4.5 million, as compared to $5.2 million for the year ended December 31, 2014. The decrease was attributable to: a (a) $1.3 million decrease in bunkers; and (b) $0.1 million decrease in voyage expenses. The decrease was partially mitigated by a $0.6 million increase in broker commission costs.

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

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2015 increased by approximately $0.9 million or 6.5% to $15.5 million compared to $14.6 million for the year ended December 31, 2014. The increase was mainly attributable to a: (a) $2.8 million of cash payment authorized by the Compensation Committee of the Company; (b) $0.3 million increase in administrative expenses paid to the Manager due to the increased number of vessels in Navios Acquisition’s fleet; (c) $0.4 million increase in other expenses, including travelling expenses; and (d) $0.4 million increase in professional and other fees; partially mitigated by $2.9 million decrease of the stock based compensation.

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

Depreciation and amortization: Depreciation and amortization decreased by approximately $10.1 million to $57.6 million for the year ended December 31, 2015 as compared to $67.7 million for the year ended December 31, 2014. The decrease of $10.1 million was mainly attributable to a: (i) decrease in depreciation expense of $17.8 million due to the sale of five VLCCs in 2014 and two VLCCs in June 2015; and (ii) decrease in amortization of favorable and unfavorable lease terms of $3.6 million, mainly due to the sale of the time charter-out contracts attached to the six VLCCs sold to Navios Midstream. The decrease was partially mitigated by approximately $11.3 million due to the acquisition of the thirteen vessels discussed above. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for year ended December 31, 2015 increased by $1.0 million to $1.7 million compared to $0.7 million for the year ended December 31, 2014. The increase was mainly attributable to the increase of the interest income accrued under the revolving loans granted to Navios Europe I and Navios Europe II.

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

Change in fair value of other assets: As of March 31, 2014, management revalued its derivative asset at $2.3 million using publicly available trading data and recognized a fair value loss of $1.2 million in the consolidated statements of income. The derivative was sold in the second quarter of 2014.

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

Under its share repurchase program, expired in December 2016, Navios Acquisition was authorized to repurchase up to $50.0 million of its common stock, over a two-year period.

Cash flows for the year ended December 31, 2016 compared to the year ended December 31, 2015:

The following table presents cash flow information for the years ended December 31, 2016 and 2015. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$92,945	$119,636
Net cash provided by/ (used in) investing activities	43,505	(104,510)
Net cash used in financing activities	(141,963)	(14,814)
Change in cash and cash equivalents	$(5,513)	$312

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by operating activities decreased by $26.7 million to $92.9 million for the year ended December 31, 2016 as compared to net cash provided by operating activities of $119.6 million for the same period in 2015. The decrease is analyzed as follows:

The net income for the year ended December 31, 2016 was $62.9 million compared to $89.7 million for the year ended December 31, 2015. In determining net cash provided by operating activities for the year ended December 31, 2016, the net income was adjusted for the effect of depreciation and amortization of $57.6 million, $11.7 million gain on sale of vessels, $3.7 million for amortization and write-off of deferred finance fees and bond premium, $2.8 million for the amortization of dry dock and special survey costs, $1.4 million for earnings in affiliates, net of dividend received, $0.9 million stock based compensation and $0.4 million gain on debt repayment.

Amounts due from related parties, short-term, increased by $7.2 million to $25.0 million at December 31, 2016 from $17.8 million at December 31, 2015. The increase mainly related to payment of management fees for our vessels. Please refer to the relevant discussion below, under “Related Party Transactions”.

Payment for dry dock and special survey costs incurred in the years ended December 31, 2016 and December 31, 2015 was $3.8 million and $6.6 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Accounts receivable increased by $6.7 million from $14.2 million for the year ended December 31, 2015, to $20.9 million for the year ended December 31, 2016. The increase was attributed to the increase in receivables due from charterers.

Restricted cash from operating activities decreased by approximately $0.2 million from $1.4 million for the year ended December 31, 2015 to $1.1 million for the year ended December 31, 2016 and related to the cash held in retention accounts for the payment of interest under our credit facilities.

Amounts due from related parties, long-term, excluding the amounts related to the Navios Holdings Credit Facility, increased by $12.9 million from $16.5 million for the period ended December 31, 2015, to $29.4 million for the year ended December 31, 2016, which mainly related to payment of special survey and dry docking expenses for certain vessels of our fleet and the increase of $4.3 million loan granted to Navios Europe II, classified under “Cash provided by /(used in) investing activities”. Please refer to the relevant discussion below, under “Related Party Transactions”.

Accounts payable increased by $2.1 million to $4.9 million at December 31, 2016 from $2.8 million at December 31, 2015.

Prepaid expenses and other current assets increased to $4.6 million for the year ended December 31, 2016 from $3.7 million for the year ended December 31, 2015, mainly due to reclassification of working capital advances required under certain charter contracts, under the long-term assets.

Other long-term assets decreased by $1.0 million to $0.9 million for the year ended December 31, 2016 from $1.9 million for the year ended December 31, 2015, due to $1.0 million of working capital reclassified to current assets.

Accrued expenses increased by $1.2 million to $11.0 million for the year ended December 31, 2016, from $9.8 million on December 31, 2015. The increase was mainly attributable to the increase of accrued voyage and other expenses.

Deferred revenue primarily relates to cash received from charterers prior to it being earned and also includes the current portion of deferred gain on sale of the Nave Celeste and the C. Dream to Navios Midstream. Deferred revenue relating to cash received from charterers was recognized as revenue over the voyage or charter period. Deferred revenue increased by $0.9 million to $8.5 million for the year ended December 31, 2016 from $7.6 million on December 31, 2015.

Cash provided by/ (used in) investing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by investing activities increased by $148.0 million to $43.5 million inflow at December 31, 2016 from $104.5 million outflow at December 31, 2015.

Net cash provided by investing activities for the year ended December 31, 2016, resulted from: (i) $90.0 million net proceeds from sale of vessels; and (ii) $7.2 million from dividends received from affiliates. The increase was mitigated by a: (i) $49.3 million loan granted to Navios Holdings, net of issuance fees and costs; (ii) a $4.3 million loan granted to Navios Europe II (Navios Revolving Loans II); and (iii) a $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest.

Net cash used in investing activities for the year ended December 31, 2015, resulted from: (i) $71.2 million net proceeds from sale of vessel; and (ii) $2.6 million from dividends received from affiliates. The $73.8 million increase was mitigated by: (a) $163.8 million paid for the acquisition of vessels; (b) $7.2 million paid for investments in affiliates (from which $6.7 million related to the investment in Navios Europe II and approximately $0.6 million was paid to Navios Midstream to acquire 32,509 general partner units in order for Navios Acquisition to maintain its 2.0% general partnership interest); and (c) a $7.3 million loan granted to Navios Europe II.

Cash used in financing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash used in financing activities increased by $127.1 million to a $142.0 million outflow at December 31, 2016 from a $14.8 million outflow in the year ended December 31, 2015.

Net cash used in financing activities for the year ended December 31, 2016, resulted from: (i) $105.5 million of loan repayments; (ii) $31.7 million of dividends paid; (iii) a $4.0 million for the redemption of puttable common stock; and (iv) a $0.8 million increase in restricted cash.

Net cash used in financing activities for the year ended December 31, 2015, resulted from: (i) $140.9 million of loan repayments; (ii) $40.1 million of dividends paid; (iii) a $11.3 million payment to a related party with respect to capitalized expenses of certain of the Company’s vessels, while these were under construction; (iv) $5.5 million for the redemption of convertible shares; (v) $9.9 million for the acquisition of treasury stock, which was partially offset by $192.9 million loan proceeds net of deferred finance fees; and a $0.1 million increase in restricted cash.

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

Amounts due from related parties increased by $16.5 million to $17.8 million at December 31, 2015 from $1.4 million at December 31, 2014. The increase mainly related to management fees and other expenses.

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

Net cash used in investing activities for the year ended December 31, 2015, resulted from: (i) $71.2 million net proceeds from sale of vessels; and (ii) $2.6 million from dividends received from affiliates. The $73.8 million increase was mitigated by: (a) $163.8 million paid for the acquisition of vessels; (b) $7.2 million paid for investments in affiliates (from which $6.7 million relates to the investment in Navios Europe II and approximately $0.6 million was paid to Navios Midstream to acquire 32,509 general partner units in order for Navios Acquisition to maintain its 2.0% general partnership interest); and (c) a $7.3 million loan granted to Navios Europe II.

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

Net cash used in financing activities resulted from: (i) $140.9 million of loan repayments; (ii) $40.1 million of dividends paid; (iii) a $11.3 million payment to a related party with respect to capitalized expenses of certain of the Company’s vessels, while these were under construction; (iv) $5.5 million for the redemption of convertible shares; and (v) $9.9 million for the acquisition of treasury stock, and was partially offset by $192.9 million loan proceeds net of deferred finance fees and a $0.1 million increase in restricted cash.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$92,945	$119,636	$75,985
Net increase in operating assets	24,642	14,911	17,375
Net (increase)/ decrease in operating liabilities	(3,272)	10,610	(7,972)
Net interest cost	71,220	71,878	77,890
Amortization and write-off of deferred finance fees and bond premium	(3,656)	(3,495)	(9,111)
Gain on debt repayment	350	—	—
Earnings in affiliates, net of dividends received	1,438	3,821	2,000
Stock based compensation	(864)	(2,362)	(5,254)
Gain on sale of vessels	11,749	5,771	22,599
Impairment loss	—	—	(11,690)
Change in fair value of other assets	—	—	(1,188)
EBITDA	194,552	220,770	160,634
Stock based compensation	864	2,362	5,254
Gain on sale of vessels	(11,749)	(5,771)	(22,599)
Impairment loss	—	—	11,690
Change in fair value of other assets	—	—	1,188
Gain on debt repayment	(350)	—	—
Adjusted EBITDA	$183,317	$217,361	$156,167

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net cash provided by operating activities	$92,945	$119,636	$75,985
Net cash provided by/ (used in) investing activities	$43,505	$(104,510)	$(145,729)
Net cash (used in)/ provided by financing activities	$(141,963)	$(14,814)	$41,402

EBITDA in this document represents net income plus interest and finance costs plus depreciation and amortization and income taxes less interest income. Adjusted EBITDA in this document represents EBITDA before stock-based compensation; gain on sale of vessels, impairment loss, gain on debt repayment and before change in fair value of other assets.

We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance cost and other related expenses; (v) provision for losses on accounts receivable; (vi) equity in net earnings of affiliated companies, net of dividends received; (vii) payments for dry dock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; (ix) stock based compensation; (x) gain/(loss) on debt repayment; and (xi) impairment charges. Navios Acquisition believes that Adjusted EBITDA is the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that Adjusted EBITDA is used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA for the year ended December 31, 2016 decreased by approximately $34.0 million to $183.3 million from $217.4 million in the same period of 2015. The decrease in Adjusted EBITDA was mainly due to a: (a) $23.2 million decrease in revenue; (b) $2.9 million decrease in equity in net earnings of affiliated companies; (c) $2.5 million increase in management fees mainly due to the increased number of vessels and the increase in the management fees with effect as of May 29, 2016; (d) $3.0 million increase in general and administrative expenses (excluding stock based compensation); (e) $1.2 million increase in other expense; (f) $0.7 million increase in direct vessel expenses (excluding amortization of dry dock and special survey costs); and (g) $0.5 million increase in time charter expenses.

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

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers could have redeemed up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remained outstanding after such redemption. No redemption took place.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2016.

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

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On October 27, 2016, Navios Acquisition reduced the facility by $16.0 million through payment of $15.7 million in cash being the balloon instalment for one of the six tranches, achieving a nominal benefit amount of $0.4 million. As of December 31, 2016, the amount of $94.3 million was outstanding. On January 27, 2017, Navios Acquisition repaid $16.0 million being the balloon instalment for another of the remaining five tranches.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2016, an amount of $60.8 million was outstanding.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche started three months after the delivery date of the respective vessel and bore interest at a rate of LIBOR plus 275 bps. The loan also required compliance with certain financial covenants. After various amendments, on November 13, 2014, the Company prepaid an amount of $18.4 million which was the entire amount outstanding under one of the two tranches using a portion of the proceeds received from Navios

Midstream’s IPO. In June 2015, the Company fully prepaid the outstanding balance under this loan facility. The repayment of the loan agreement was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $0.1 million was written-off from the deferred finance fees.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million has been drawn (divided into two tranches of $26.1 million and $25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The amount of $38.3 million was outstanding as of December 31, 2016, under this facility.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $36.1 million was outstanding as of December 31, 2016, under this facility.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2016, an amount of $25.4 million was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2016, an amount of $48.8 million was outstanding.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: In November 2015, Navios Acquisition, entered into a term loan facility of up to $125.0 million (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB, dated July 18, 2014. Four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $0.44 million and $1.9 million, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $0.7 million and $0.8 million, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum.

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18.4 million. Navios Acquisition prepaid $12.1 million being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida. Following the prepayment in January 2016, an amount of $0.2 million was written-off from the deferred financing cost. As of December 31, 2016, an amount of $97.6 million was outstanding under this facility.

The Navios Holdings Credit Facilities: On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200.0 million for general corporate purposes. The loan provided for an arrangement fee of $4.0 million and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169.7 million from the facility. The facility matured and was fully repaid by December 29, 2014.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.2 million each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility was repayable in 28 quarterly installments of $0.32 million with a final balloon payment of $11.3 million to be paid on the last repayment date. The facility bore interest at a rate of LIBOR plus 320 bps. The loan also required compliance with certain financial covenants. On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party and prepaid $16.4 million being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Universe. On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party and prepaid $16.4 million being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Constellation. Following these prepayments in 2016, an amount of $0.2 million was written-off from the deferred financing cost. As of December 31, 2016, no amount was outstanding.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million in aggregate, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2016, an amount of $40.0 million was outstanding under this facility.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26.7 million under this new credit facility with ABN AMRO Bank N.V. which is secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility is repayable in four equal consecutive quarterly installments of $0.7 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in February 2018. The loan bears interest at LIBOR plus 400 bps per annum.

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

As of December 31, 2016, the Company was in compliance with its covenants.

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

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of December 31, 2016, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion in “Item 5F. Contractual Obligations and Contingencies”.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2016:

	Payments due by period (Unaudited)(1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$56,402	$194,198	$809,852	$50,781	$1,111,233
Total contractual obligations	$56,402	$194,198	$809,852	$50,781	$1,111,233

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 250 bps to 325 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2016, the amount undrawn under the Navios Revolving Loans I was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million. See Note 8 for the Investment in Navios Europe I.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving

Loans II”). As of December 31, 2016, the amount undrawn under the Navios Revolving Loans II was $19.1 million, of which Navios Acquisition was committed to fund $9.1 million. In March 2017 the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 8 for the Investment in Navios Europe II.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates.

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. Please refer to the relevant discussion below, under “Related Party Transactions”.

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

Fair Value of Vessels: As of December 31, 2016, Navios Acquisition owned and operated a fleet of 36 vessels, with an aggregate carrying value of $1,317.1 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel. On a vessel-by-vessel basis, as of December 31, 2016, the carrying value of 32 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel) exceeds the estimated fair value of those same vessels by approximately $211.9 million in the aggregate (the unrealized loss).

As of December 31, 2015, Navios Acquisition owned and operated a fleet of 39 vessels, with an aggregate carrying value of $1,452.0 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel. On a vessel-by-vessel basis, as of December 31, 2015, the carrying value of 14 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel) exceeded the estimated fair value of those same vessels by approximately $37.1 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2016 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2016
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$44.2	$32.2	*
Nave Ariadne	7/2/2010	$44.1	$32.1	*
Nave Cosmos	10/27/2010	$31.8	$25.5	*
Nave Polaris	1/27/2011	$31.8	$25.9	*
Nave Orbit	7/12/2011	$37.3	$29.8	*
Nave Equator	7/18/2011	$37.3	$30.0	*
Nave Andromeda	11/14/2011	$44.3	$37.4	*
Nave Estella	1/20/2012	$44.6	$36.8	*
Nave Atria	7/31/2012	$37.6	$31.6	*
Nave Cassiopeia	8/31/2012	$43.8	$37.1	*
Nave Cetus	10/31/2012	$44.0	$37.5	*
Nave Aquila	11/9/2012	$37.8	$32.2	*
Nave Bellatrix	1/24/2013	$38.0	$32.7	*
Nave Orion	3/22/2013	$38.1	$32.9	*
Nave Rigel	2/13/2013	$47.9	$41.2	*
Nave Atropos	4/24/2013	$48.2	$41.9	*
Nave Titan	6/10/2013	$37.1	$32.4	*
Nave Capella	7/9/2013	$37.2	$32.5	*
Nave Alderamin	9/3/2013	$37.3	$32.9	*
Nave Equinox	6/26/2013	$23.5	$19.9	*
Nave Pulsar	7/9/2013	$23.6	$20.1	*
Bougainville	9/30/2013	$35.6	$31.4	*
Nave Dorado	9/24/2013	$16.8	$15.1	*
Nave Jupiter	5/7/2014	$39.6	$35.9	*
Nave Luminosity	9/19/2014	$39.6	$36.4	*
Nave Pyxis	11/20/2014	$33.4	$30.9	*
Nave Galactic	2/4/2014	$53.5	$47.5
Nave Quasar	2/12/2014	$54.7	$50.6
Nave Buena Suerte	3/10/2014	$57.2	$53.8
Nave Neutrino	6/16/2014	$43.7	$38.4	*
Nave Synergy	12/09/2014	$76.9	$70.2	*
Nave Electron	7/21/2014	$41.2	$36.7	*
Nave Sextans	1/8/2015	$33.4	$31.1
Nave Velocity	2/11/2015	$39.2	$36.6	*
Nave Spherical	11/6/2015	$69.2	$65.8	*
Nave Photon	12/2/2015	$65.2	$62.1	*
		$1,508.7	$1,317.1

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2016, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel).

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

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible, if any, with respect to the time charter agreement attached to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings; if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

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

During the fourth quarter of fiscal 2016, management concluded that, although market rates were at healthy levels during the year, however, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleets historical performance.

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

	December 31, 2016		December 31, 2015
	Number of vessels(*)	Amount (U.S. millions)(**)	Number of vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2016, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flows for unfixed days, ranging from 18.0% to 53.0% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year historical average (of the one-year charter rate for similar vessels), three-year historical average (of the one-year charter rate for similar vessels), and one-year average (for similar vessels). A comparison of the 10-year historical average and the rates for five-year, three-year and one-year historical average follows (as of December 31, 2016):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10- year Historical Average (of the One- Year Charter Rate)
	5-Year Average		3-Year Average	1-Year Average
	(% above/ (below/ or above) the 10-year average)
Chemicals	(1.5%	)	1.3%	(28.7%)
MR2s	(9.6%	)	(5.1%)	(9.5%)
LR1s	(12.1%	)	(1.5%)	(7.0%)
VLCCs	(19.7%	)	(2.4%)	(5.3%)

As disclosed elsewhere, the fleet includes 32 vessels for which the carrying value exceeds the estimated fair value of those same vessels by approximately $211.9 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year, three-year historical average of the one-year charter rate (for similar vessels), and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of income calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

Impairment loss recognized amounted to $0, $0 and $10.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 amounted to $7.6 million, $32.1 million and $6.7 million, respectively.

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

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $50.8 million, $43.4 million and $17.0 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Navios Acquisition considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be other-than-temporary (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value.

As of December 31, 2016, the aggregate carrying value of our investment in Navios Midstream was $184.8 million or $14.67 per unit, which represents our total ownership interest in the Partnership of 59.9%. The estimated market value of this investment is determined with reference to the quoted price of the common units. Due to the decline in the quoted price of the common units since the fourth quarter of 2015, the fair value of our investments in Navios Midstream has been below its carrying value for the first time in over twelve months, indicating a potential impairment.

As of December 31, 2016, the quoted unit price was $10.78, subsequently increasing to a high of $12.48 and low of $10.30. In relation to our investment we are required to recognize an impairment loss where it is determined to be “other-than-temporary.” However, we believe the volatility and the decline in the unit price is temporary. This is on the basis that the decline is being driven by industry trends. Specifically, the decline in oil prices, which has resulted in a general negative sentiment towards the shipping stocks and its status as a Master Limited Partnership (“MLP”) has suffered in response to cuts in distributions by other MLPs in the sector. We believe, this is not a reflection of the Navios Midstream’s profitability, strong financial position or its ability to maintain distributions given the short duration and limited severity of the decline in unit price, the historical trading levels of the units since the inception of Navios Midstream and the fact that Partnership’s fleet currently operates under medium and long-term time charters with fixed charter rates, which has historically contributed to secure and stable operating cash flows. Thus we have assessed these conditions as being temporary and no adjustment to the carrying value of our investment was deemed necessary as of December 31, 2016 as we have both the ability and intent to hold our investment in the Partnership.

However, should these conditions continue to persist for an extended period of time, a conclusion could be reached in the future that an impairment exists that is “other-than- temporary”, at which time we would write down the carrying amount of our investment to its estimated fair value which may have a material adverse impact on our results of operations in the period recognized.

Recent Accounting Pronouncements

In January 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718)”. ASU 2016-09 simplifies several aspects of accounting for stock based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments — Overall (Subtopic 825-10) — Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard had no impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	52	Chairman, Chief Executive Officer and Director
Leonidas Korres	41	Chief Financial Officer
Vasiliki Papaefthymiou	48	Secretary
Anna Kalathakis	47	Director, Senior Vice President — Legal Risk Management
George Galatis	54	Director
Brigitte Noury	70	Director
Ted C. Petrone	62	Director
Nikolaos Veraros, CFA	47	Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Maritime Holdings Inc. (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007 and the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas,

as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

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

George Galatis has served as a member of our Board of Directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project Development since 1999. Mr. Galatis also served as a technical manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis served as an engineer, technical manager and product manager at various shipping companies in the United

States and the U.K. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in Mechanical Engineering and master’s degree in robotics from the University of Newcastle upon Tyne. Mr. Galatis is also a member of our Nominating Committee and is an independent director.

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

Ted C. Petrone has been a member of our Board of Directors since our inception and was our President from our inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 40 years, 36 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Nikolaos Veraros, CFA, has been a member of our Board of Directors since June 2008. Mr. Veraros has over 18 years of experience in shipping finance and currently serves as a financial consultant to various shipping companies. He has also worked as a senior equity analyst for National Securities, S.A., a subsidiary of National Bank of Greece. Mr. Veraros is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. He is currently part time lecturer of shipping finance at King’s College of the University of London. Mr. Veraros received his bachelor of science degree in business administration from the Athens University of Economics and Business, from which he graduated as valedictorian, and his master of business administration degree in Finance and Accounting from the William E. Simon Graduate School of Business Administration at the University of Rochester. Mr. Veraros is also the Chairman of our Audit Committee and is an independent director.

Effective March 31, 2017, John Koilalous resigned as a one of our directors. We are currently seeking a replacement for the vacancy created by Mr. Koilalous’ resignation.

B.	Compensation

Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our Board of Directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

For the year ended December 31, 2016 the compensation paid to our executive officers and directors was $0.4 million.

In October 2013, Navios Acquisition authorized and issued in the aggregate 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

As of December 31, 2016 there were no restricted shares or non- vested stock options outstanding.

In December 2015 and during 2016, the Compensation Committee of Navios Acquisition authorized and approved an aggregate cash payment of $4.0 million subject to fulfillment of certain service conditions that were provided and completed during 2016 and an additional $1.0 million to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2017.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, currently consisting of George Galatis and Brigitte Noury, and will consist of a third director who will be appointed to this class to fill the vacancy created by Mr. Koilalous’ recent resignation, will expire at our 2018 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2019 annual meeting of stockholders, as their term was renewed for three years at our 2016 annual meeting. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2017 annual meeting.

Director Independence

Our Board of Directors has determined that Messrs. Veraros, Galatis and Ms. Noury are “independent directors” as defined in the New York Stock Exchange listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

Board committees

Our Board of Directors has an audit committee, a nominating committee and a compensation committee. Our Board of Directors has adopted a charter for the audit committee as well as a code of conduct and ethics that governs the conduct of our directors and officers. From time to time the Board may create special committees to address particular situations or transactions, such as potential conflict of interest transactions that may arise with our affiliated companies. The members’ duration and powers of any special committee will be as established by the Board as appropriate for the particular situation or transaction.

Audit committee

Our audit committee consists of Mr. Veraros and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our Board of Directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

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

Nominating committee

A nominating committee of the board of directors has been established, which consists of Messrs. Veraros, Galatis, and Ms. Noury, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Compensation committee

The board of directors has established a compensation committee of three independent directors, Messrs. Nikolaos Veraros, who serves as Chairman, and George Galatis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.

Code of conduct and ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange.

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings, Navios Partners and Navios Midstream.

•	Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, Navios Partners and Navios Midstream. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, a member of our Board of Directors, is the vice chairman of Navios Corporation, a subsidiary of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

•	We entered a Management Agreement, initially set to expire on May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 for fixed daily fees.

•	Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

•	We entered into an Administrative Services Agreement with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

•	On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics.

Please see “Item 5.B. Liquidity and Capital Resources and Uses”.

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

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian and Ukrainian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Stockholders and Related Party Transactions.”

E.	Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 151,982,990 shares of common stock outstanding as of April 4, 2017, of our common stock held by Navios Holdings, each of our officers and directors (who own in excess of 1% of our outstanding shares of common stock) and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	65,301,220	(2)	43.0%
Angeliki Frangou(3)	4,902,628		3.2%
All of our officers and directors as a group(3)	5,783,466		3.8%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou and 1,500,000 options vested but not yet exercised.

Item 7.	Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 151,982,990 shares of common stock outstanding as of April 4, 2017 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of April 4, 2017 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	65,301,220	43.0%
A. Lawrence Carroll Trust(2)	14,000,000	9.21%

(1)	The business address of the reporting person is offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D/A filed with the SEC on March 30, 2015.
(2)	The business address of the reporting person is 415 L’Ambiance Drive, #804, Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A with the SEC on February 3, 2017.

B.	Related Party Transactions

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

The effect of compensation expense arising from the stock based arrangements described above amounted to $0.9 million, $2.4 million and $5.3 million for the years ended December 31, 2016, 2015 and 2014, respectively, and was reflected in general and administrative expenses on the statements of income. The recognized compensation expense for the year was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2016.

On October 24, 2016, 2015 and 2014, 700,005, 700,001 and 699,994 shares of restricted stock, respectively, were vested. Accordingly, there were no restricted shares outstanding and non-vested shares as of December 31, 2016 (non-vested restricted shares as of December 31, 2015 amounted to 700,005).

On each of October 24, 2016, 2015 and 2014, 500,000 stock options were vested. Accordingly, there were no non-vested stock options outstanding as of December 31, 2016 (non-vested stock options outstanding as of December 31, 2015 amounted to 500,000).

The weighted average contractual life of stock options outstanding as of December 31, 2016 was 6.8 years.

Navios Midstream

In November 2014, Navios Midstream, a Company formed as a subsidiary of the Company, completed an IPO of its units in the United States and is listed on the NYSE.

In connection with the IPO of Navios Midstream, the Company sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the net proceeds from the IPO amounting to $110.4 million; (ii) $104.5 million of the $126.0 million borrowings under Navios Midstream’s credit facility with Credit Suisse; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream.

Following the IPO, the Company concluded that it does not hold a controlling financial interest in Navios Midstream and deconsolidated the vessels sold as of the IPO date. (See Note 8, “Investment in affiliates”).

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate sale price of $100.0 million. The sale price consisted of $73.0 million cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. The gain on sale of vessels which was recognized in the Company’s statement of income for the year ended December 31, 2015 amounted to $5.8 million.

Participation in offerings of affiliates

On July 29, 2016, Navios Midstream launched a continuous public offering of its common units for an aggregate offering of up to $25.0 million (Refer also to Note 8 “Investment in affiliates”).

On September 30, 2016 and December 30, 2016, Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 and 1,143 general partnership interests, respectively, for an aggregate consideration of $0.1 million, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0.2 million was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2016.

On February 16, 2017, Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 6,446 general partnership interests for an aggregate consideration of $0.1 million in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering. As of April 4, 2017, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

The Navios Holdings Credit Facilities

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of December 31, 2016, the outstanding receivable balance of $50.7 million, included in the consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50.0 million on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $1.2 million. The arrangement fee is deferred and amortized using the effective interest rate method.

In March 2016, Navios Acquisition entered into the $50.0 million Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50.0 million. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver. Please refer to “Legal Proceedings” in Item 8A.

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

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn had been fully repaid.

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

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at same as previous rates for product tanker and chemical tanker vessels, being $6,000 daily rate per MR2 product tanker and chemical tanker vessel and $7,000 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9,500 daily rate per VLCC vessel. Dry docking expenses under this Management Agreement are reimbursed at cost for all vessels.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

Total management fees for each of the years ended December 31, 2016, 2015 and 2014 amounted to $97.9 million, $95.3 million and $95.8 million, respectively.

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

For each of the years ended December 31, 2016, 2015 and 2014 the expense arising from administrative services rendered by Navios Holdings amounted to $9.4 million, $7.6 million and $7.3 million, respectively.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 8 for information on our investment in Navios Europe I.

Balance due from Navios Europe I as of December 31, 2016 amounted to $12.3 million (December 31, 2015: $10.3 million) which included the Navios Revolving Loans I of $7.1 million (December 31, 2015: $7.1 million), the non-current amount of $2.2 million (December 31, 2015: $1.4 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $2.9 million (December 31, 2015: $1.7 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2016, the amount undrawn under the Navios Revolving Loans I was $9.1 million, of which Navios Acquisition was committed to fund $4.3 million.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017 the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 8 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2016 amounted to $16.4 million (December 31, 2015: $8.5 million) which included the Navios Revolving Loans II of $11.6 million (December 31, 2015: $7.3 million), the non-current amount of $2.1 million (December 31, 2015: $0.6 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $2.7 million (December 31, 2015: $0.6 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2016, the amount undrawn under the Navios Revolving Loans II was $19.1 million, of which Navios Acquisition was committed to fund $9.1 million.

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

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

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

In connection with the IPO of Navios Midstream, we have provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties. Those contracts provide for index-linked charter rates or pool earnings, as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates.

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

Option Vessels

In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, initially exercisable until November 18, 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream, were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. On October 25, 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

Sale of C. Dream and Nave Celeste

On June 18, 2015, Navios Acquisition sold the vessel-owning subsidiaries of the C. Dream and the Nave Celeste to Navios Midstream for a sale price of $100.0 million in total. Out of the $100.0 million purchase price, $73.0 million was paid in cash and the remaining amount was paid through the issuance of 1,592,920 subordinated Series A Units of Navios Midstream. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner, in order for the General Partner to maintain its 2.0% general partnership interest, for $0.6 million. Please see Note 15: “Transactions with related parties”.

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

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million Revolver to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Dividend Policy

At the present time, Navios Acquisition intends to retain most of its available earnings generated by operations for the development and growth of the business. The continued declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long-Term Debt Obligations and Credit Arrangements.”)

On February 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2015 of $0.05 per share of common stock payable on March 23, 2016 to stockholders of record as of March 17, 2016. A dividend in the aggregate amount of $7.9 million was paid on March 23, 2016 out of which $7.5 million was paid to the stockholders of record as of March 17, 2016 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On May 11, 2016, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2016 of $0.05 per share of common stock payable on June 22, 2016 to stockholders of record as of June 17, 2016. A dividend in the aggregate amount of $7.9 million was paid on June 22, 2016 out of which $7.5 million was paid to the stockholders of record as of June 17, 2016 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 10, 2016, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2016 of $0.05 per share of common stock payable on September 21, 2016 to stockholders of record as of September 14, 2016. A dividend in the aggregate amount of $7.9 million was paid on September 21, 2016 out of which $7.5 million was paid to the stockholders of record as of September 14, 2016 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On November 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2016 of $0.05 per share of common stock payable on December 21, 2016 to stockholders of record as of December 14, 2016. A dividend in the aggregate amount of $7.9 million was paid on December 21, 2016 out of which $7.5 million was paid to the stockholders of record as of December 14, 2016 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

For the year ended December 31, 2016, Navios Acquisition had no outstanding Series B and Series D Preferred Stock.

On February 3, 2017, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2016 of $0.05 per share of common stock payable on March 14, 2017 to stockholders of record as of March 7, 2017.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

B.	Significant Changes

Not Applicable.

Item 9.	Listing Details

Our shares of common stock are traded on the New York Stock Exchange under the symbol “NNA.”

The following table sets forth the high and low closing sales prices of Navios Acquisition’s common stock on the New York Stock Exchange.

	Price Range Common Stock
	High	Low
Year Ended:
December 31, 2016	$2.83	$1.20
December 31, 2015	$4.33	$2.82
December 31, 2014	$4.85	$2.47
December 31, 2013	$4.50	$2.45
December 31, 2012	$3.66	$2.11

Quarter Ended:
December 31, 2016	$1.80	$1.22
September 30, 2016	$1.62	$1.20
June 30, 2016	$1.97	$1.52
March 31, 2016	$2.83	$1.55
December 31, 2015	$3.85	$2.82
September 30, 2015	$4.33	$3.27
June 30, 2015	$4.00	$3.36
March 31, 2015	$4.00	$3.20

Month Ended:
March 31, 2017	$1.90	$1.60
February 28, 2017	$1.90	$1.73
January 31, 2017	$2.08	$1.76
December 31, 2016	$1.72	$1.48
November 30, 2016	$1.80	$1.22
October 31, 2016	$1.40	$1.27

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

•	Indenture, dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Acquisition Agreement, dated April 8, 2010, between Navios Acquisition and Navios Holdings.

•	Management Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 4, 2012. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 19, 2016. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Administrative Services Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO.

•	Securities Purchase Agreement, dated July 18, 2010, between Navios Acquisition and Vanship Holdings Limited, entered into in connection with the VLCC Acquisition.

•	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and Fortis Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and ABN AMRO BANK N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	First Supplemental Agreement, dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52.0 million term loan facility, which amends certain terms of the Facility Agreement, including providing for additional definitions relating to new charters, amending provisions relating to prepayments upon termination of charters within a certain period of time and associated adjustments to the repayment installments and providing for mandatory prepayment of a minimal amount, and an associated adjustment to a future installment payment, in the event the initial charter period is not extended by July 2012.

•	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011, between Navios Acquisition and ABN AMRO Bank N.V.

•	Facility Agreement for $51.0 million term loan facility, dated December 7, 2011, between Navios Acquisition and DVB Bank S.E.

•	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Navios Acquisition and Norddeutsche Landesbank Girozentrale. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Navios Acquisition, DVB Bank SE and Emporiki Bank of Greece S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for $40.0 million, dated September 7, 2010, between Navios Acquisition and Navios Holdings (the “Loan Agreement”). Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Letter Agreement Nr. 1 to the Loan Agreement, dated as of October 21, 2010, which provided that the loan would be a revolving facility.

•	Letter Agreement Nr. 2 to the Loan Agreement, dated November 8, 2011, pursuant to which Navios Holdings agreed to extend the maturity date from April 1, 2012 to December 31, 2014.

•	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013, between Navios Acquisition (through Iraklia Shipping Corporation, Samothrace Shipping Corporation and Thasos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft.

•	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013, between Navios Acquisition (through Donoussa Shipping Corporation and Schinousa Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014, between Navios Acquisition (through Tinos Shipping Corporation and Thera Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG.

•	Loan Agreement between Navios Europe I, Navios Acquisition, Navios Holdings. and Navios Partners, as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million entered into for the purpose of partly financing the acquisition cost of ten vessels by the term facility and for providing additional working capital to Navios Europe I pursuant to the Master Agreement, dated December 13, 2013, between Navios Europe I and HSH Nordbank AG.

•	Term loan facility agreement of up to $132.4 million, dated July 18, 2014, with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Short term credit facility for up to $200.0 million, dated November 11, 2014, with Navios Holdings for general corporate purposes. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 17,544,300 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Form of Co-Investment Share Purchase Agreement, which was entered into by Navios Acquisition and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners for the purchase of an aggregate of 158,191 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Registration Rights Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings and the management investors party thereto. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 16,438,356 shares of common stock of Navios Acquisition for $3.65 per share in a private placement that was completed on May 21, 2013.

•	Registration Rights Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 12,897,013 shares of common stock of Navios Acquisition for $3.85 per share in a private placement that was completed on September 16, 2013.

•	Registration Rights Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	First Supplemental Indenture, dated January 8, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Second Supplemental Indenture, dated February 20, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Third Supplemental Indenture, dated March 31, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Fourth Supplemental Indenture dated May 28, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Fifth Supplemental Indenture dated December 4, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Backstop Agreement, dated November 18, 2014, with Navios Midstream providing for a backstop commitment relating to Shinyo Ocean and Shinyo Kannika and for three of the seven option vessels. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream General Partner Option Agreement, dated November 18, 2014, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, between Navios Acquisition (through Limnos Shipping Corporation, Paxos Shipping Corporation, Skyros Shipping Corporation, Thasos Shipping Corporation and Tilos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Acquisition, Navios Acquisition Finance (US) Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, between Navios Acquisition and BNP Paribas, dated December 18, 2015. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, by and between Navios Acquisition and Navios Maritime Holdings Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Loan Agreement for up to $70.0 million with Navios Maritime Holdings Inc., dated as of September 19, 2016. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Share Purchase Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Credit Agreement, dated January 31, 2017, among certain vessel-owning subsidiaries and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

D.	Exchange controls

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 39.6%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2016, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because the common stock of Navios Acquisition was traded on the NYSE during 2016, dividends paid during 2016 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate. However if the NYSE were to delist our shares from trading on its exchange, future dividends may not constitute qualified dividend income. See “Risk Factors” above.

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

As described above, long-term capital gains of non-corporate U.S. Holders are subject to the current favorable maximum tax rate of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our common stock to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) and may carry forward capital losses indefinitely.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2016 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2017 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011 through 2016 taxable years and we do not believe that we will be treated as a PFIC for 2017 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

Even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable year during which the U.S. Holder owned our common stock and for which the U.S. Holder did not make a timely mark-to-market election or a timely QEF election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election.”

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for taxable years 2011 through 2016 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

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

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2016, the value of U.S. dollar increased by approximately 3.6% as compared to the Euro.

Interest Rate Risk

As of December 31, 2016 and 2015, Navios Acquisition had a total of $1,111.2 million and $1,216.6 million, respectively, in short term and long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2016, 2015 and 2014 we paid interest on our outstanding debt at a weighted average interest rate of 6.0%, 6.0% and 5.73%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2016, 2015 and 2014 by $5.1 million, $4.9 million and $5.8 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. Our major customers during 2014 were: DOSCO and Navig8. For the year ended December 31, 2014, these two customers accounted for 22.4% and 28.8%, respectively, of Navios Acquisition’s revenue. Our major customers during 2015 were: Navig8, Shell and Mansel. For the year ended December 31, 2015, these three customers accounted for 35.2%, 13.6% and 10.8%, respectively, of Navios Acquisition’s revenue. Our major customers during 2016 were: Navig8, Shell and Mansel. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue.

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2016, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Our audit committee currently consists of two independent directors, Mr. Veraros and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the New York Stock Exchange, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by the SEC. Mr. Veraros is independent under applicable NYSE and SEC standards. We expect to appoint a third independent director to the Audit Committee at such time as the vacancy created by Mr. Koilalous’ resignation has been filled.

Item 16B.	Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the New York Stock Exchange. The code is available for review on our website at http://www.navios-acquisition.com.

Item 16C.	Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2016 and 2015 were PricewaterhouseCoopers S.A. The audit fees for the audit for each of the years ended December 31, 2016 and 2015 were $0.3 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2016 and 2015.

Tax Fees

There were no tax fees billed in 2016 and 2015.

Other Fees

There were no other fees billed in 2016 and 2015.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2016 and 2015.

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

The financial information required by this Item is set forth on pages F-1 to F-51 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Midstream for each of the years ended December 31, 2016, 2015 and 2014 are being provided as a result of Navios Midstream meeting a significance test in 2016 pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Midstream for the years ended December 31, 2016, 2015 and 2014 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.4 to this Annual Report on Form 20-F.

Item 19.	Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

Exhibit No.	Description

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.8	Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.)

2.10	Form of Indenture (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-3 filed on November 21, 2016, and hereby incorporated by reference).

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.4	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

Exhibit No.	Description

4.7	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference.)

4.9	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.10	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.11	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Facility Agreement for $52.0 million term loan facility, dated May 28, 2010 Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.13	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.15	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.16	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Facility Agreement for $55.1 million term loan facility, dated July 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on July 21, 2011, and hereby incorporated by reference.)

4.19	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

4.20	Facility Agreement for $51 million term loan facility, dated December 7, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on December 14, 2011, and hereby incorporated by reference.)

4.21	First Supplemental Agreement dated December 20, 2011, to Facility Agreement dated May 28, 2010, for $52 million term loan facility (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

Exhibit No.	Description

4.22	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.23	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.24	Facility Agreement for $48.5 million term loan facility, dated July 9, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 7, 2013, and hereby incorporated by reference.)

4.25	Facility Agreement for $40.3 million term loan facility, dated August 20, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on August 27, 2013, and hereby incorporated by reference.)

4.26	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.27	Loan Agreement between Navios Europe Inc., Navios Acquisition, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.28	Amendment to the Management Agreement dated May 4, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.)

4.29	Term Loan Facility Agreement for $132.4 million loan facility, dated July 18, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.30	Short Term Credit Facility for up to $200.0 million, dated November 11, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F filed on March 30, 2015, and hereby incorporated by reference.)

4.31	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.32	Form of Co-Investment Share Purchase Agreement (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.33	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.34	Securities Purchase Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.35	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

Exhibit No.	Description

4.36	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.37	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.38	First Supplemental Indenture dated January 8, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.39	Second Supplemental Indenture dated February 20, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.40	Third Supplemental Indenture dated March 31, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.41	Fourth Supplemental Indenture dated May 28, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.42	Fifth Supplemental Indenture dated December 4, 2014 (Previously filed as an exhibit to a Report on Form 20-F filed on March 30, 2015, and hereby incorporated by reference.)

4.43	Backstop Agreement, dated November 18, 2014, with Navios Maritime Midstream Partners LP (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.44	Navios Midstream General Partner Option Agreement, dated November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.45	General Partner Option Agreement, dated as of November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.46	Amendment to the Management Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.47	Amendment to the Administrative Services Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.48	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on November 13, 2015, and hereby incorporated by reference.)

4.49	Sixth Supplemental Indenture, dated November 17, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on January 6, 2016, and hereby incorporated by reference.)

4.50	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on January 6, 2016, and hereby incorporated by reference.)

4.51	Loan Agreement for up to $70.0 million with Navios Maritime Holdings Inc., dated as of September 19, 2016 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2016, and hereby incorporated by reference).

Exhibit No.	Description

4.52	Share Purchase Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. (Previously filed as an exhibit to a Registration Statement on Form F-1 filed on October 27, 2014, and hereby incorporated by reference).

4.53	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on November 21, 2016, and hereby incorporated by reference).

4.54	Facility Agreement for $26.7 million term loan facility, dated January 31, 2017, among certain vessel-owning subsidiaries and ABN AMRO Bank N.V.*

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.3	Consent of PricewaterhouseCoopers S.A.*

15.4	Financial statements of Navios Maritime Midstream Partners L.P. for the fiscal years ended December 31, 2016, 2015 and 2014.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Income for each of the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2016, 2015 and 2014; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou

By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: April 5, 2017

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Navios Maritime Acquisition Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity, and cash flows present fairly, in all material respects, the financial position of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting” appearing in Item 15(b) of the Company’s 2016 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 5, 2017

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	3	$49,292	$54,805
Restricted cash	3	7,366	6,840
Accounts receivable, net	4	20,933	14,202
Due from related parties, short term	15	25,047	17,837
Prepaid expenses and other current assets		4,644	3,665

Total current assets		107,282	97,349

Vessels, net	5	1,306,923	1,441,635
Goodwill	7	1,579	1,579
Other long-term assets		900	1,920
Deferred dry dock and special survey costs, net		10,172	10,326
Investment in affiliates	8,15	196,695	204,808
Due from related parties, long-term	8,15	80,068	16,474

Total non-current assets		1,596,337	1,676,742

Total assets		$1,703,619	$1,774,091

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	$4,855	$2,753
Accrued expenses	11	11,047	9,802
Deferred revenue		8,519	7,600
Current portion of long-term debt, net of deferred finance costs	12	55,000	62,643

Total current liabilities		79,421	82,798

Long-term debt, net of current portion, premium and net of deferred finance costs	12	1,040,938	1,134,940
Deferred gain on sale of assets	5,15	7,829	8,982

Total non-current liabilities		1,048,767	1,143,922

Total liabilities		$1,128,188	$1,226,720

Commitments and contingencies	16	—	—
Puttable common stock 250,000 and 650,000 shares issued and outstanding with $2,500 and $6,500 redemption amount as of December 31, 2016 and December 31, 2015, respectively	17	2,500	6,500
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares and 4,000 series A and C shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	17	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 150,582,990 and 149,782,990 issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	17	15	15
Additional paid-in capital	17	541,720	540,856
Retained Earnings		31,196	—
Total stockholders’ equity		572,931	540,871
Total liabilities and stockholders’ equity		$1,703,619	$1,774,091

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Revenue		$290,245	$313,396	$264,877
Time charter and voyage expenses		(4,980)	(4,492)	(5,187)
Direct vessel expenses	15	(3,567)	(1,532)	(1,979)
Management fees (entirely through related party transactions)	15	(97,866)	(95,336)	(95,827)
General and administrative expenses	15,17	(17,057)	(15,532)	(14,588)
Depreciation and amortization	5,6	(57,617)	(57,623)	(67,718)
Interest income		4,767	1,683	720
Interest expenses and finance cost	12	(75,987)	(73,561)	(78,610)
Impairment loss	5	—	—	(11,690)
Gain on sale of vessels	5,15	11,749	5,771	22,599
Change in fair value of other assets		—	—	(1,188)
Equity in net earnings of affiliated companies	8	15,499	18,436	2,000
Other income		377	41	280
Other expense		(2,685)	(1,514)	(642)

Net income		$62,878	$89,737	$13,047

Dividend on preferred shares Series B		—	(78)	(108)
Dividend on preferred shares Series D		—	(281)	(642)
Dividend on restricted shares		(105)	(245)	(385)
Undistributed income attributable to Series C participating preferred shares		(3,058)	(4,337)	(541)

Net income attributable to common stockholders, basic	19	$59,715	$84,796	$11,371

Plus:

Dividend on preferred shares Series B		—	78	—
Dividend on preferred shares Series D		—	281	—
Dividend on restricted shares		105	245	—
Undistributed income attributable to Series C participating preferred shares		—	—	541

Net income attributable to common stockholders, diluted	19	59,820	85,400	$11,912

Net income per share, basic	19	$0.40	$0.57	$0.08

Weighted average number of shares, basic		149,932,713	150,025,086	147,606,448

Net income per share, diluted	19	$0.40	$0.56	$0.08

Weighted average number of shares, diluted		150,736,156	153,300,395	156,482,448

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Operating Activities
Net income		$62,878	$89,737	$13,047
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,6	57,617	57,623	67,718
Amortization and write-off of deferred finance fees and bond premium	12	3,656	3,495	9,111
Gain on debt repayment		(350)	—	—
Amortization of dry dock and special survey costs		2,837	1,532	1,979
Stock based compensation	17	864	2,362	5,254
Impairment loss	5	—	—	11,690
Gain on sale of vessels	5	(11,749)	(5,771)	(22,599)
Change in fair value of other assets		—	—	1,188
Equity in earnings of affiliates, net of dividends received	8	(1,438)	(3,821)	(2,000)
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(479)	5,067	(5,287)
(Increase)/ decrease in accounts receivable		(6,731)	4,367	(9,308)
Increase in due from related parties short-term		(7,210)	—	—
Decrease/ (increase) in restricted cash		224	(41)	642
Decrease/ (increase) in other long term assets		1,020	(1,230)	3,665
Increase in accounts payable		2,102	1,246	254
Increase/ (decrease) in accrued expenses		1,245	(293)	(1,640)
Payments for dry dock and special survey costs		(3,828)	(6,598)	(5,726)
(Decrease)/ increase in due to related parties		—	(17,763)	15,014
Increase in due from related parties long-term		(7,638)	(16,476)	(1,361)
(Decrease)/ increase in deferred revenue		(75)	6,200	(5,656)

Net cash provided by operating activities		$92,945	$119,636	$75,985

Investing Activities
Acquisition of vessels	5	—	(163,791)	(362,339)
Deposits for vessel acquisitions	5	—	—	(11,881)
Net cash proceeds from sale of vessels	5,8	89,988	71,224	232,956
Investment in affiliates		(89)	(7,201)	—
Loans receivable from affiliates		(4,275)	(7,327)	(4,465)
Loan receivable from affiliate, net of issuance fee and costs	15	(49,342)	—	—
Dividends received from affiliates		7,223	2,585	—

Net cash provided by/ (used in) investing activities		$43,505	$(104,510)	$(145,729)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	12	—	192,930	161,932
Loan proceeds from related party, net of deferred finance cost		—	—	165,650
Loan repayment to related party		—	—	(169,650)
Loan repayments	12	(105,531)	(140,861)	(216,197)
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	12	—	—	59,598
Dividend paid	10	(31,682)	(40,084)	(31,871)
(Increase)/ decrease in restricted cash		(750)	(130)	17,651
Payment to related party	15	—	(11,265)	—
Net proceeds from equity offerings	17	—	—	54,289
Redemption of Convertible shares and puttable common stock	17	(4,000)	(5,500)	—
Acquisition of treasury stock	17	—	(9,904)	—

Net cash (used in)/ provided by financing activities		$(141,963)	$(14,814)	$41,402

Net (decrease)/ increase in cash and cash equivalents		(5,513)	312	(28,342)
Cash and cash equivalents, beginning of year		54,805	54,493	82,835

Cash and cash equivalents, end of year		$49,292	$54,805	$54,493
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$72,478	$70,130	$69,255
Non-cash investing activities
Capitalized financing costs		$—	$19	$355
Common units received upon sale of vessels		$—	$—	$18,640
Investment in affiliates received upon sale of vessels		$—	$27,111	$145,860
Accrued interest on loan to affiliates		$3,498	$1,357	$645
Deferred gain on sale of assets		$8,823	$8,971	$—
Non-cash financing activities
Dividends payable		$—	$—	$7,967
Acquisition of vessels		$—	$(914)	$(3,885)
Deposits for vessel acquisitions		$—	$—	$(1,201)
Due to related party		$—	$(914)	$5,086
Stock-based compensation		$864	$2,362	$5,254

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock			Accumulated Deficit/ Retained Earnings
	Note	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital		Total Stockholders’ Equity
Balance, December 31, 2013		4,540	$—	136,714,942	$13	$530,203	$(79,394)	$450,822

Issuance of common shares	17	—	—	14,950,000	2	54,287	—	54,289
Stock-based compensation	17	—	—	—	—	5,254	—	5,254
Dividend paid/declared	10	—	—	—	—	(32,619)	—	(32,619)
Net income		—	—	—	—	—	13,047	13,047

Balance, December 31, 2014 (Revised)		4,540	$—	151,664,942	$15	$557,125	$(66,347)	$490,793
Conversion of preferred stock into puttable common stock	17	—	—	800,000	—	—	—	—
Redemption of puttable common stock	17	—	—	(150,000)	—	—	—	—
Conversion of preferred stock into common stock	17	(540)	—	172,800	—	—	—	—
Acquisition of treasury stock	17	—	—	(2,704,752)	—	(9,904)	—	(9,904)
Stock- based compensation	17	—	—	—	—	2,362	—	2,362
Dividend paid/ declared	10	—	—	—	—	(8,727)	(23,390)	(32,117)
Net income		—	—	—	—	—	89,737	89,737

Balance, December 31, 2015		4,000	$—	149,782,990	$15	$540,856	$—	$540,871
Redemption of puttable common stock	17	—	—	(400,000)	—	—	—	—
Conversion of Series A preferred stock into common stock	17	(3,000)	—	1,200,000	—	—	—	—
Stock-based compensation	17	—	—	—	—	864	—	864
Dividend paid/ declared	10	—	—	—	—	—	(31,682)	(31,682)
Net income		—	—	—	—	—	62,878	62,878
Balance, December 31, 2016		1,000	$—	150,582,990	$15	$541,720	$31,196	$572,931

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and is listed on the NYSE under the symbol “NAP”.

In connection with the IPO of Navios Midstream, the Company sold all of the outstanding shares of capital stock of four of its vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 of borrowings under Navios Midstream’s credit facility with Credit Suisse; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to the general partner of Navios Midstream.

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

As of December 31, 2016, Navios Holdings had 43.4% of the voting power and 46.1% of the economic interest in Navios Acquisition.

As of December 31, 2016, Navios Acquisition had outstanding: 150,582,990 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

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

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

(c) Equity method investments: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2016, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2016	2015	2014
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	—	1/1 - 6/17	1/1 - 12/31
Shinyo Kannika Limited	Vessel-Owning Company(3)	Hong Kong	—	—	1/1 - 11/17
Shinyo Kieran Limited	Vessel-Owning Company(3)	British Virgin Is	—	—	1/1 - 11/17
Shinyo Loyalty Limited	Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Ocean Limited	Vessel-Owning Company(3)	Hong Kong	—	—	1/1 - 11/17
Shinyo Saowalak Limited	Vessel-Owning Company(3)	British Virgin Is.	—	—	1/1 - 11/17
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2016	2015	2014
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	—	1/1 - 6/17	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/4 - 12/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/29 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	9/15 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	10/9 - 12/31	—
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	10/9 - 12/31	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/13 - 12/31

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016

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

(g) Restricted Cash: As of December 31, 2016 and 2015, restricted cash consisted of $7,366 and $6,840, respectively, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

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

(i) Other long term assets: As of December 31, 2016 and 2015, the amounts shown as other long term assets reflected the advances of $900 and $1,920, respectively, to certain unrelated counterparties for working capital purposes as per charters entered with them.

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

(k) Vessels held for sale: Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

(l) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest amounted to $0, $104 and $3,290 as of December 31, 2016, 2015 and 2014, respectively.

(m) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal 2016, management concluded that, although market rates were at healthy levels during the year, events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.7% based on the fleet historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of income calculated by comparing the asset’s carrying value to its

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

Impairment loss recognized amounted to $0, $0 and $10,718 for the years ended December 31, 2016, 2015 and 2014, respectively.

(n) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining loan facilities and are presented as a deduction from the corresponding liability, consistent with debt discount. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred finance costs for each of the years ended December 31, 2016, 2015 and 2014 was $3,501, $3,183 and $7,275, respectively.

(o) Goodwill: Goodwill acquired in a business combination is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to the statements of income if the carrying amount exceeds the estimated implied fair value.

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

(p) Intangibles other than goodwill: Navios Acquisition’s intangible assets and liabilities consisted of favorable lease terms and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on Navios Acquisition’s financial position and results of operations.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statements of income in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. If a vessel purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2016 and 2015, Navios Acquisition did not have any intangible assets or liabilities.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets and liabilities as described in paragraph (l) above. As of December 31, 2016 and 2015, there was no impairment of intangible assets.

(q) Preferred shares Series D: Navios Acquisition issued shares of its authorized Series D Preferred Stock (nominal and fair value $12,000) to a shipyard, in partial settlement of the purchase price of its newbuild vessels. The preferred stock contains a 6% per annum dividend payable quarterly, starting one year after delivery of the vessel. The Series D Preferred Stock mandatorily converted into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock had the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The preferred stock did not have any voting rights. Navios Acquisition was obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

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

(r) Investments in Equity Securities: Navios Acquisition evaluates its investments in Navios Midstream, Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II for a period of time sufficient to allow for any anticipated recovery in fair value.

(s) Deferred Dry dock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2016, 2015 and 2014, the amortization expense was $2,837, $1,532 and $1,979, respectively. Accumulated amortization as of December 31, 2016 and 2015 amounted to $4,995 and $2,222, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(t) Foreign currency translation: Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of income.

(u) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the Management Agreement dated May 28, 2010 as recently amended in May 2016, and are included as part of the daily fee of $6.35 for each MR2 product tanker and chemical tanker vessel, $7.15 per LR1 product tanker vessel and $9.5 per VLCC vessel. (See Note 15).

(v) Segment Reporting: Navios Acquisition reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers or vessel type. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

(w) Revenue and Expense Recognition:

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2016, December 31, 2015 and December 31, 2014 amounted to $7,603, $32,060 and $6,710, respectively.

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

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $50,832, $43,406 and $16,974, for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as previously amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.0 per MR2 product tanker and chemical tanker vessel; (b) $7.0 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) $9.5 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services,

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

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

(x) Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

Credit risk: Navios Acquisition closely monitors its exposure to customers and counterparties for credit risk. Navios Acquisition has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Acquisition. When negotiating on behalf of Navios Acquisition various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. For the year ended December 31, 2016, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell Tankers Singapore Private LTD (“Shell”) and Mansel LTD (“Mansel”), which accounted for 33.0%, 20.0% and 14.7%, respectively. For the year ended December 31, 2015, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell and Mansel, which accounted for 35.2%, 13.6% and 10.8%, respectively. For the year ended December 31, 2014, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Chemicals Shipping and Trading Co. (“Navig8”) and Dalian Ocean Shipping Co. (“DOSCO”), which accounted for 28.8% and 22.4%, respectively.

No other customers accounted for 10% or more of total revenue for any of the years presented.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(y) Earnings per Share: Basic earnings per share is computed by dividing net income attributable to Navios Acquisition’s common shareholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and preferred shares and the stock options) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period.

Net income for the years ended December 31, 2016, 2015 and 2014 was adjusted for the purposes of earnings per share calculation, for the dividends on the Series B Preferred Shares, the Series D Preferred Shares, the restricted common stock and for the undistributed income that is attributable to Series C preferred stock.

(z) Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(za) Stock based Compensation: In October 2013, Navios Acquisition authorized the issuance of shares of restricted common stock and stock options for its directors. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant. Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the restricted shares and stock options described above amounted to $864, $2,362 and $5,254 as of December 31, 2016, 2015 and 2014, respectively, and it is reflected in general and administrative expenses on the statements of income.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2016.

On October 24, 2016, 2015 and, 2014, 700,005, 700,001 and 699,994 shares of restricted stock were vested. Accordingly, there were no restricted shares outstanding and non-vested as of December 31, 2016. The number of stock options vested as of December 31, 2016 amounted to 500,000 (outstanding and non-vested stock options as of December 31, 2015 amounted to 500,000). The weighted average contractual life of stock options outstanding as of December 31, 2016 was 6.8 years.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2016	December 31, 2015
Cash on hand and at banks	$39,286	$51,831
Short-term deposits	10,006	2,974
Total cash and cash equivalents	$49,292	$54,805

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

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

In restricted cash there is an amount of $7,366 for 2016 and $6,840 for 2015 held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2016	December 31, 2015
Accounts receivable	$20,933	$14,202
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$20,933	$14,202

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2014	$1,487,606	$(111,675)	$1,375,931
Additions	207,000	(57,164)	149,836
Disposals	(104,274)	20,142	(84,132)
Balance at December 31, 2015	$1,590,332	$(148,697)	$1,441,635
Additions	—	(57,617)	(57,617)
Disposals (including vessels held for sale)	(85,319)	8,224	(77,095)
Balance at December 31, 2016	$1,505,013	$(198,090)	$1,306,923

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

Disposal of vessels

2016

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. The gain on sale of the vessel, upon write-off of the unamortized dry-docking, was $2,282.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35,768. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4,847.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35,771. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4,620.

2015

On June 18, 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste, a 2003-built of 298,717 dwt VLCC, and the C. Dream, a 2000 built VLCC of 298,570 dwt, from Navios Acquisition for an aggregate sale price of $100,000. The sale price consisted of $73,000 cash consideration and the issuance of 1,592,920 Subordinated Series A Units to Navios Acquisition. Refer to Note 15. The gain on sale of vessels amounted to $5,771 and was calculated as follows:

Proceeds received:
Net Cash proceeds received from sale of assets	$71,224
Subordinated Series A Units	27,111
		98,335
Carrying Value of assets sold:
Vessels and deferred dry dock and special survey costs, net	(84,184)
Favorable & unfavorable leases	37
Working capital	554	(83,593)

		14,742

Deferred gain on sale of assets		8,971

Gain on sale of vessels		$5,771

This gain is included in “Gain on sale of vessels” in the consolidated statements of income. Navios Midstream was deconsolidated from the date of the IPO. Refer to Note 8, “Investment in affiliates”.

2014

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20,020. As of March 31, 2014, an impairment loss of $10,718 related to the Shinyo Splendor has been recognized under the line item “Impairment Loss.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(m) for further details related to the impairment test). The vessel’s aggregate net carrying amount as at the date of sale was $19,219 (including the remaining carrying balance of dry dock and special survey costs in the amount of $1,021). The Company received net cash proceeds in the amount of $18,315 and recognized a loss of $904. This loss is presented under “Gain on sale of vessels” in the consolidated statements of income.

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

Deposits for vessel acquisitions

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future. As of December 31, 2016 and December 31, 2015, there were no deposits for vessels to be delivered in the future. As of December 31, 2014, Navios Acquisition vessel deposits amounted to $42,276 of which $23,540 was financed through loans and the balance from existing cash. For the year ended December 31, 2014, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $11,881, which was offset by $71,220 transferred to vessels, net.

For the year ended December 31, 2016, 2015 and 2014, capitalized interest amounted to $0, $104 and $3,290, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2016 and December 31, 2015, consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2014	$10,498	$(7,198)	$3,300
Additions	—	(776)	(776)
Disposals*	(10,498)	7,974	(2,524)
Balance at December 31, 2015	$—	$—	$—
Balance at December 31, 2016	$—	$—	$—

Unfavorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2014	$(5,819)	$2,941	$(2,878)
Additions	—	317	317
Disposals*	5,819	(3,258)	2,561
Balance at December 31, 2015	$—	$—	$—
Balance at December 31, 2016	$—	$—	$—

Amortization (expense) /income of favorable and unfavorable lease terms for the years ended December 31, 2016, 2015 and 2014 is presented in the following table:

	December 31, 2016	December 31, 2015	December 31, 2014
Unfavorable lease terms	$—	$317	$683
Favorable lease terms charter-out	—	(776)	(4,742)
Total	$—	$(459)	$(4,059)

(*)	On June 18, 2015, Navios Acquisition sold all of the outstanding shares of capital stock of two of Navios Acquisition’s vessel-owning subsidiaries (Sikinos Shipping Corporation and Shinyo Dream Limited) to Navios Midstream. The carrying amount of the favorable leases was $2,524 and of the unfavorable leases was $(2,561).

NOTE 7: GOODWILL

Goodwill as of December 31, 2016 and December 31, 2015 amounted to:

Balance at January 1, 2015	$1,579
Balance at December 31, 2015	$1,579
Balance at December 31, 2016	$1,579

NOTE 8: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

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

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I based on the following:

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

As of December 31, 2016 and December 31, 2015, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $18,268 and $15,764, respectively, which represented the Company’s carrying value of its investment of $5,967 (December 31, 2015: $5,498) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $9,356 (December 31, 2015: $8,523), which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $2,945 (December 31, 2015: $1,743) which is included under “Due from related parties, short-term”. Refer to Note 15 for the terms of the Navios Revolving Loans I.

Income of $1,302, $1,294 and $829 was recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2016, 2015 and 2014, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $4,710, and $5,386, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017 the availability under the Navios Revolving Loans II was increased by $14,000.

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

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a “VIE” and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II based on the following:

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

As of December 31, 2016, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $22,287 (December 31, 2015: $15,867), which represented the Company’s carrying value of the investment of $5,894 (December 31, 2015: $7,342), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $13,652 (December 31, 2015: $7,952), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $2,741 (December 31, 2015: $573), which is included under “Due from related parties, short-term”. Refer to Note 15 for the terms of the Navios Revolving Loans II.

Loss of $22 in total and a total income of $1,317 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2016 and 2015, respectively.

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2016, and December 31, 2015 the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $7,953 and $8,895, respectively.

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

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s credit facility with Credit Suisse; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the Navios Midstream General Partner.

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

On July 29, 2016, Navios Midstream launched a continuous public offering of its common units for an aggregate offering of up to $25,000. On September 30, 2016 and December 30, 2016, Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 and 1,143 general partnership interests, respectively, for an aggregate consideration of $75 and $14, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $246 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2016.

As of December 31, 2016, the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 57.9% limited partnership interest through the ownership of subordinated units (44.4%), the subordinated series A units (7.6%) and through common units (5.9%), based on all of the outstanding common, subordinated and general partner units.

For the year ended December 31, 2016, 2015 and 2014, total equity method income from Navios Midstream recognized in “Equity in net earnings of affiliated companies” was $14,219, $15,825 and $1,171, respectively. Dividends received during the year ended December 31, 2016, 2015 and 2014 were $21,283, $17,202 and $0, respectively.

As of December 31, 2016 and December 31, 2015, the carrying amount of the investment in Navios Midstream was $184,834 and $191,968, respectively.

As of December 31, 2016 the market value of the investment in Navios Midstream was $135,817.

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

As of December 31, 2016 and December 31, 2015, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $21,221 and $22,120, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2016			December 31, 2015
Balance Sheet	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$52,791	$10,785	$16,916	$37,834	$11,839	$17,366
Current assets	$61,087	$15,980	$19,487	$45,860	$14,782	$22,539
Non-current assets	$414,694	$169,925	$232,363	$434,708	$179,023	$245,154
Current liabilities	$6,143	$18,490	$24,126	$4,078	$15,377	$16,897
Long-term debt including current portion, net of deferred finance costs and discount	$197,176	$86,060	$119,234	$197,819	$96,580	$129,185
Non-current liabilities	$196,515	$155,387	$184,530	$197,176	$182,537	$173,543

	Year Ended December 31, 2016			Year Ended December 31, 2015			For the period November 18, 2014 to December 31, 2014	Year Ended December 31, 2014
Income Statement	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Revenue	$91,834	$40,589	$30,893	$83,362	$41,437	$20,767	$7,643	$35,119	$—
Net income/ (loss) before non-cash change in fair value of Junior Loan	$24,890	$(2,174)	$(25,062)	$27,072	$(1,347)	$1,673	$2,551	$(5,061)	$—
Net income/ (loss)	$24,890	$16,137	$(34,059)	$27,072	$(1,118)	$77,252	$2,551	$(1,896)	$—

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 9: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2016 and 2015 consisted of the following:

	December 31, 2016	December 31, 2015
Creditors	$1,625	$638
Brokers	2,031	1,800
Professional and legal fees	1,199	315
Total accounts payable	$4,855	$2,753

NOTE 10: DIVIDENDS PAYABLE

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

On February 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2015 of $0.05 per share of common stock payable on March 23, 2016 to stockholders of record as of March 17, 2016. A dividend in the aggregate amount of $7,928 was paid on March 23, 2016 out of which $7,544 was paid to the stockholders of record as of March 17, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On May 11, 2016, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2016 of $0.05 per share of common stock payable on June 22, 2016 to stockholders of record as of June 17, 2016. A dividend in the aggregate amount of $7,923 was paid on June 22, 2016 out of which $7,539 was paid to the stockholders of record as of June 17, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 10, 2016, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2016 of $0.05 per share of common stock payable on September 21, 2016 to stockholders of record as of September 14, 2016. A dividend in the aggregate amount of $7,918 was paid on September 21, 2016 out of which $7,534 was paid to the stockholders of record as of September 14, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On November 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2016 of $0.05 per share of common stock payable on December 21, 2016 to stockholders of record as of December 14, 2016. A dividend in the aggregate amount of $7,913 was paid on December 21, 2016 out of which $7,529 was paid to the stockholders of record as of December 14, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

For the year ended December 31, 2016, Navios Acquisition had no outstanding Series B and Series D Preferred Stock. For the year ended December 31, 2015, Navios Acquisition paid dividend in the aggregate of $359 to the holders of the Series B and Series D Preferred Stock. For the year ended December 31, 2014, Navios Acquisition paid dividend in the aggregate of $750 to the holders of the 540 shares of Series B and Series D Preferred Stock.

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

NOTE 11: ACCRUED EXPENSES

Accrued expenses as of December 31, 2016 and December 31, 2015 consisted of the following:

	December 31, 2016	December 31, 2015
Accrued voyage expenses	$1,369	$485
Accrued loan interest	8,800	9,026
Accrued legal and professional fees	878	291
Total accrued expenses	$11,047	$9,802

In December 2015 and during 2016, the Compensation Committee of Navios Acquisition authorized and approved an aggregate cash payment of $4,010 subject to fulfillment of certain service conditions that were provided and completed during 2016 and an additional $1,000 to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2017. As of December 31, 2016, an accrued amount of $750 is included in accrued legal and professional fees and an amount of $3,260 was paid during 2016. The total amount of $4,010, $2,750 and $0 was recorded in general and administrative expenses on the statements of income for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 12: BORROWINGS

	December 31, 2016	December 31, 2015
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$94,250	$119,250
BNP Paribas S.A. and DVB Bank S.E.	60,750	65,250
Eurobank Ergasias S.A. $52,200	38,297	41,025
Eurobank Ergasias S.A. $52,000	36,102	38,550
Norddeutsche Landesbank Girozentrale	25,391	26,953
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	48,828	51,953
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	97,615	125,000
HSH Nordbank AG $40,300	—	34,633
BNP Paribas $44,000	40,000	44,000

	1,111,233	1,216,614
Less: Deferred finance costs, net	(16,685)	(20,640)
Add: bond premium	1,390	1,609

Total borrowings	$1,095,938	$1,197,583
Less: current portion, net of deferred finance costs	(55,000)	(62,643)

Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,040,938	$1,134,940

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

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time: (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any; and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers could have redeemed up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption. No redemption took place.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2016.

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

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On October 27, 2016, Navios Acquisition reduced the facility by $16,000 through payment of $15,650 in cash being the balloon instalment for one of the six tranches, achieving a nominal benefit amount of $350. As of December 31, 2016, the amount of $94,250 was outstanding. On January 27, 2017, Navios Acquisition repaid $16,000 being the balloon instalment for another of the remaining five tranches.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2016, an amount of $60,750 was outstanding.

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

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The amount of $38,297 was outstanding as of December 31, 2016, under this facility.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $36,102 was outstanding as of December 31, 2016, under this facility.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2016, an amount of $25,391 was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2016, an amount of $48,828 was outstanding.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: In November 2015, Navios Acquisition, entered into a term loan facility of up to $125,000 (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB, dated July 18, 2014. The four of the five tranches of the facility are repayable in 20 quarterly installments of between approximately $435 and $1,896, each with a final balloon repayment to be made on the last repayment date. The fifth tranche is repayable in 16 quarterly installments of between approximately $709 and $803, each. The maturity date of the loan is in the fourth quarter of 2020. The credit facility bears interest at LIBOR plus 295 bps per annum.

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. Navios Acquisition prepaid $12,097 being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida. Following the prepayment in January 2016, an amount of $214 was written-off from the deferred financing cost. As of December 31, 2016, an amount of $97,615 was outstanding under this facility.

The Navios Holdings Credit Facilities: On November 11, 2014, Navios Acquisition entered into a short term credit facility with Navios Holdings pursuant to which Navios Acquisition may borrow up to $200,000 for general corporate purposes. The loan provided for an arrangement fee of $4,000 and bore a fixed interest of 600 bps. On November 13, 2014, the Company drew an amount of $169,650 from the facility. The facility matured and was fully repaid by December 29, 2014.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility was repayable in 28 quarterly installments of $315 with a final balloon payment of $11,334 to be paid on the last repayment date. The facility bore interest at a rate of LIBOR plus 320 bps. The loan also required compliance with certain financial covenants.

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35,768. Navios Acquisition prepaid $16,372 being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Universe.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35,771. Navios Acquisition prepaid $16,372 being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Constellation.

Following these prepayments in 2016, an amount of $240 was written-off from the deferred financing cost. As of December 31, 2016, no amount was outstanding.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 in aggregate, with a final balloon payment of $20,000 to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2016, an amount of $40,000 was outstanding under this facility.

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

As of December 31, 2016, the Company was in compliance with its covenants.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of December 31, 2016 for the next five years and thereafter and is based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

December 31, 2016
Long-Term Debt Obligations:
Year
December 31, 2017	$56,402
December 31, 2018	68,194
December 31, 2019	126,004
December 31, 2020	111,164
December 31, 2021	698,688
December 31, 2022 and thereafter	50,781

Total	$1,111,233

NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Due from related parties, short-term: The carrying amount of due from related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Due from related parties, long-term: The carrying amount of due from related parties, long-term reported in the balance sheet approximates its fair value.

Other long-term debt, net of deferred finance cost: As a result of the adoption of ASU 2015-03, the book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance cost.

Ship Mortgage Notes and premiums: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

	December 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$49,292	$49,292	$54,805	$54,805
Restricted cash	$7,366	$7,366	$6,840	$6,840
Ship mortgage notes and premium	$659,684	$571,597	$658,048	$589,185
Other long-term debt, net of deferred finance cost	$436,254	$441,233	$539,535	$546,614
Due from related parties, long-term	$80,068	$80,646	$16,474	$16,474
Due from related parties, short-term	$25,047	$25,047	$17,837	$17,837

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, is as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2016.

	Fair Value Measurements at December 31, 2016 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,292	$49,292	$—	$—
Restricted cash	$7,366	$7,366	$—	$—
Ship mortgage notes and premium	$571,597	$571,597	$—	$—
Other long-term debt(1)	$441,233	$—	$441,233	$—
Due from related parties, long-term(2)	$80,646	$—	$80,646	$—

	Fair Value Measurements at December 31, 2015 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$54,805	$54,805	$—	$—
Restricted cash	$6,840	$6,840	$—	$—
Ship mortgage notes and premium	$589,185	$589,185	$—	$—
Other long-term debt(1)	$546,614	$—	$546,614	$—
Due from related parties, long-term(2)	$16,474	$—	$16,474	$—

(1)	The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 14: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions) is as follows:

Amount
2017	$136,405
2018	19,546
2019	6,218
2020	—
2021	—
Thereafter	—
Total minimum lease revenue, net of commissions	$162,169

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70,000 secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. “Navios Logistics”, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. As of December 31, 2016, the outstanding receivable balance of $50,661, included in the consolidated balance sheets under “Due from related parties, long-term”, consisted of the drawdown of $50,000 on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $1,240. The arrangement fee is deferred and amortized using the effective interest rate method.

In March 2016, Navios Acquisition entered into the $50,000 Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50,000. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver. Please refer to “Legal Proceedings” in Note 16.

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

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn had been fully repaid.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012 and May 2014, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.0 per MR2 product tanker and chemical tanker vessel; (b) $7.0 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2016.

Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) $9.5 per VLCC.

Dry docking expenses are reimbursed by Navios Acquisition at cost.

Total management fees for each of the years ended December 31, 2016, 2015 and 2014 amounted to $97,866, $95,336 and $95,827, respectively.

Included in direct vessel expenses is an amount of $730 for the year ended December 31, 2016, that was incurred for specialized work performed in connection with certain vessels of our fleet.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

For each of the years ended December 31, 2016, 2015 and 2014 the expense arising from administrative services rendered by Navios Holdings amounted to $9,427, $7,608 and $7,314, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of December 31, 2016 and December 31, 2015 was $25,760 and $15,520, respectively, and included the short-term and long-term amounts due from Navios Holdings and Navios Midstream. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

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

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries will grant to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates.

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

Option Vessels: In connection with the IPO of Navios Midstream, Navios Acquisition granted options to Navios Midstream, exercisable until November 18, 2016, to purchase seven VLCCs (two of which, the Nave Celeste and the C. Dream were sold to Navios Midstream in June 2015 pursuant to such option) from Navios Acquisition at fair market value. On October 25, 2016, Navios Acquisition extended the option periods on three of the five remaining VLCCs, the Nave Buena Suerte, the Nave Neutrino and the Nave Electron, for an additional two-year period expiring on November 18, 2018. The purchase options pursuant to the extended period do not include any backstop commitments from Navios Acquisition.

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

The transaction resulted in a gain on sale of $14,742, of which $5,771 was recognized at the time of sale in the statements of income under “Gain on sale of vessels” and the remaining $8,971 representing profit of Navios Acquisition’s 60.9% interest in Navios Midstream has been deferred under “Deferred gain on sale of assets” and is being amortized over the vessels’ remaining useful life or until the vessels are sold. Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Midstream or (ii) the Company’s ownership interest in Navios Midstream is reduced.

In connection with the public offerings of common units by Navios Midstream, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Midstream. As of December 31, 2016 and 2015, the unamortized deferred gain for all vessels and rights sold totaled $8,823 and $8,982, respectively, of which an amount of $994 and $0, respectively, was included in “Deferred revenue”. For the years ended December 31, 2016 and 2015, Navios Acquisition recognized $159 and $11 of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous public offering of its common units for an aggregate offering of up to $25,000. (Refer also to Note 8 “Investment in affiliates”.)

On September 30, 2016 and December 30, 2016, Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655 and 1,143 general partnership interests, respectively, for an aggregate consideration of $75 and $14, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $246 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2016.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). See Note 8 for the Investment in Navios Europe I.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Balance due from Navios Europe I as of December 31, 2016 amounted to $12,301 (December 31, 2015: $10,266) which included the Navios Revolving Loans I of $7,125 (December 31, 2015: $7,125), the non-current amount of $2,231 (December 31, 2015: $1,398) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $2,945 (December 31, 2015: $1,743) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2016, the amount undrawn under the Navios Revolving Loans I was $9,100, of which Navios Acquisition was committed to fund $4,323.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017 the availability under the Navios Revolving Loans II was increased by $14,000. See Note 8 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2016 amounted to $16,393 (December 31, 2015: $8,525) which included the Navios Revolving Loans II of $11,602 (December 31, 2015: $7,327), the non-current amount of $2,050 (December 31, 2015: $625) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $2,741 (December 31, 2015: $573) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2016, the amount undrawn under the Navios Revolving Loans II was $19,075, of which Navios Acquisition was committed to fund $9,061.

NOTE 16: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Legal Proceedings

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50,000 credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $775 by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

NOTE 17: PREFERRED AND COMMON STOCK

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

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The Series A shares of preferred stock were fully converted to common stock that was issued on March 11, 2016.

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

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

The Company was authorized to issue up to 10,000,000 shares of $0.0001 par value preferred stock in total with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of December 31, 2016, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock. As of December 31, 2015, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock and the 3,000 Series A Convertible Preferred Stock.

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

As of each of December 31, 2016 and December 31, 2015, no shares of Series D Convertible Preferred Stock were outstanding:

	Series D Preferred Stock
	Number of preferred shares	Amount
Balance at December 31, 2014	1,200	$12,000
Conversion of 800 shares of the Series D Preferred Stock into 800,000 shares of puttable common stock	(800)	(8,000)
Redemption of Series D Preferred Stock	(400)	(4,000)

Balance at December 31, 2015	—	$—

Balance at December 31, 2016	—	$—

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2016 and December 31, 2015, the following shares of puttable common stock were outstanding:

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2014	—	$—
Conversion of 800 shares of the Series D Preferred Stock into 800,000 shares of puttable common stock	800,000	8,000
Redemption of puttable common stock	(150,000)	(1,500)

Balance at December 31, 2015	650,000	$6,500
Redemption of 400,000 shares of the puttable common stock	(400,000)	(4,000)

Balance at December 31, 2016	250,000	$2,500

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

On October 27, 2015, 378 shares of Series B Convertible Preferred Stock were mandatorily converted into 108,000 shares of common stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Under the share repurchase program, for up to $50,000, approved and authorized by the Board of Directors, Navios Acquisition has repurchased 2,704,752 shares for a total cost of approximately $9,904, as of December 31, 2015. The share repurchase program expired in December 2016.

On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On March 11, 2016, 1,200,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

On April 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On July 1, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On October 3, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

As of December 31, 2016, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 150,582,990 were issued and outstanding.

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

The effect of compensation expense arising from the stock based arrangements described above amounted to $864, $2,362 and $5,254 for the years ended December 31, 2016, 2015 and 2014, respectively, and was reflected in general and administrative expenses on the statements of income. The recognized compensation expense for the year was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2016.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On October 24, 2016, 2015 and 2014, 700,005, 700,001 and 699,994 shares of restricted stock, respectively, were vested. Accordingly, there are no restricted shares outstanding and non-vested shares as of December 31, 2016 (outstanding and non-vested restricted shares as of December 31, 2015 amounted to 700,005).

On each of October 24, 2016, 2015 and 2014, 500,000 stock options were vested. Accordingly, there were no stock options outstanding and non-vested as of December 31, 2016 (outstanding and non-vested stock options as of December 31, 2015 amounted to 500,000).

The weighted average contractual life of stock options outstanding as of December 31, 2016 was 6.8 years.

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

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Asia	$179,256	$208,690	$167,670
Europe	40,237	40,147	40,875
United States	70,752	64,559	56,332

Total Revenue	$290,245	$313,396	$264,877

NOTE 19: EARNINGS PER COMMON SHARE

Earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Net income for the years ended December 31, 2016, 2015 and 2014 was adjusted for the purposes of earnings per share calculation, for the dividends on Series B Preferred Shares, Series D preferred shares, restricted shares and for the undistributed (income) that is attributable to Series C preferred stock.

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Numerator:
Net income	$62,878	$89,737	$13,047
Less:
Dividend declared on preferred shares Series B	—	(78)	(108)
Dividend declared on preferred shares Series D	—	(281)	(642)
Dividend declared on restricted shares	(105)	(245)	(385)
Undistributed (income) attributable to Series C participating preferred shares	(3,058)	(4,337)	(541)
Net income attributable to common stockholders, basic	$59,715	$84,796	$11,371
Plus:
Dividend declared on preferred shares Series B	—	78	—
Dividend declared on preferred shares Series D	—	281	—
Dividend declared on restricted shares	105	245	—
Undistributed income attributable to Series C participating preferred shares	—	—	541
Net income attributable to common stockholders, diluted	59,820	85,400	11,912
Denominator:
Denominator for basic net income per share — weighted average shares	149,932,713	150,025,086	147,606,448
Series A preferred stock	232,787	1,200,000	1,200,000
Series B preferred stock	—	156,893	—
Series C preferred stock	—	—	7,676,000
Series D preferred stock	—	647,758	—
Restricted shares	570,656	1,270,658	—
Denominator for diluted net income per share — adjusted weighted average shares	150,736,156	153,300,395	156,482,448
Basic net earnings per share	$0.40	$0.57	$0.08
Diluted net earnings per share	$0.40	$0.56	$0.08

Potential common shares of 9,176,000 for the year ended December 31, 2016 (which includes Series C Preferred Stock and stock options) and December 31, 2015 (which includes Series C Preferred Stock and stock options), and 4,830,286 for the year ended December 31, 2014 (which includes Series B and Series D Preferred Stock, restricted stock and stock options) have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

NOTE 20: INCOME TAXES

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece. The amount included in Navios Acquisition’s statements of income for each of the years ended December 31, 2016 and 2015, related to the Greek Tonnage tax was $612 and $551, respectively.

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

NOTE 21: RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the FASB issued Accounting Standard Update (“ASU”) 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323).” The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our Consolidated Financial Statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this new accounting guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This Update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718)”. ASU 2016-09 simplifies several aspects of accounting for stock based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both types of leases — capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard had no impact on the Company’s results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NOTE 22: SUBSEQUENT EVENTS

On January 17, 2017, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of the puttable common stock and paid cash of $1,000 to the holder upon redemption.

On February 3, 2017, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2016 of $0.05 per share of common stock payable on March 14, 2017 to stockholders of record as of March 7, 2017. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

In February 2017, the Company drew $26,650 under the new credit facility with ABN AMRO Bank N.V. which is secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility is repayable in four equal consecutive quarterly installments of $650 each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is in February 2018. The loan bears interest at LIBOR plus 400 bps per annum.

On February 16, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 6,446 general partnership interests, respectively, for an aggregate consideration of $79 in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous public offering.