Form 20-F
period 2017-12-31
Navios Maritime Acquisition CORP
filed 2018-04-05
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 152,107,905 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;

•	our ability to successfully grow our business, our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion and our capacity to manage our expanding business;

•	future levels of cash flow and levels of dividends, as well as our future cash dividend policy;

•	our future opening and financial results, including the amount of filed hire and profit share that we may receive;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to repay outstanding indebtedness, to fulfill other financial obligations, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all;

•	potential liability from litigation and our vessel operations, including discharge of pollutants;

•	our track record, and past and future performance, in safety, environmental and regulatory matters;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;

•	global economic outlook and growth and changes in general economic and business conditions;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;

•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;

•	changes in the standard of service or the ability of our technical manager to be approved as required;

•	increases or decreases in domestic or worldwide oil consumption;

•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization and the European Union, or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

•	potential liability and costs due to environmental, safety and other incidents involving our vessels;

•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;

•	our ability to retain key executive officers; and

•	our ability to leverage to our advantage, Navios Maritime Holdings Inc. (“Navios Holdings”) relationships and reputation in the shipping industry.

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

The forward-looking statements are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statements of operations for the years ended December 31, 2017, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this

Annual Report. The consolidated statements of operations data for the years ended December 31, 2014 and December 31, 2013, and the consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

Statement of Income Data
(In thousands of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014		Year ended December 31, 2013
Revenue	$227,288	$290,245	$313,396	$264,877		$202,397
Time charter expenses	(21,919)	(4,980)	(4,492)	(5,187)		(6,762)
Direct vessel expenses	(4,198)	(3,567)	(1,532)	(1,979)		(3,096)
Management fees (entirely through related party transactions)	(94,973)	(97,866)	(95,336)	(95,827)		(71,392)
General and administrative expenses	(13,969)	(17,057)	(15,532)	(14,588)		(7,017)
Depreciation and amortization	(56,880)	(57,617)	(57,623)	(67,718)		(63,880)
Loss on bond and debt extinguishment	—	—	—	—		(33,973)
Interest income	10,042	4,767	1,683	720		315
Interest expenses and finance cost	(76,438)	(75,987)	(73,561)	(78,610)		(58,386)
Impairment loss	—	—	—	(11,690)		—
Gain/ (loss) on sale of vessels	—	11,749	5,771	22,599		(21,098)
Change in fair value of other assets	—	—	—	(1,188)		—
Equity/ (loss) in net earnings of affiliated companies	(46,657)	15,499	18,436	2,000		—
Other income	82	377	41	280		4,787
Other expense	(1,277)	(2,685)	(1,514)	(642)		(487)
Net (loss)/ income	$(78,899)	$62,878	$89,737	$13,047		$(58,592)
Net (loss)/ income per share, basic	$(0.50)	$0.40	$0.57	$0.08		$(0.57)
Net (loss)/ income per share, diluted	$(0.50)	$0.40	$0.56	$0.08		$(0.57)

Balance Sheet Data (at period end)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014		Year ended December 31, 2013
Current assets, including cash	$119,733	$107,282	$97,349	$89,528		$120,801
Vessels, net	$1,250,043	$1,306,923	$1,441,635	$1,375,931		$1,353,131
Total assets	$1,572,781	$1,703,619	$1,774,091	$1,697,014	(1),(2)	$1,633,415 (1)
Long-term debt, including current portion, net of premium and deferred finance costs	$1,065,369	$1,095,938	$1,197,583	$1,142,002	(1)	$1,131,202 (1)
Series D Convertible Preferred Stock	$—	$—	$—	$12,000		$12,000
Total Stockholders’ equity	$462,475	$572,931	$540,871	$490,793	(2)	$450,822
Puttable common stock	$—	$2,500	$6,500	$—		$—
Common stock	$15	$15	$15	$15		$13
Number of shares	152,107,905	150,582,990	149,782,990	151,664,942		136,714,942
Dividends declared/ paid	$31,614	$31,682	$32,117	$32,619		$24,521
Cash Flow Data
Net cash provided by/ (used in) operating activities	$45,942	$92,945	$119,636	$75,985		$(29,571)
Net cash provided by/ (used in) investing activities	$52,378	$43,505	$(104,510)	$(145,729)		$(293,740)
Net cash (used in)/ provided by financing activities	$(66,461)	$(141,963)	$(14,814)	$41,402		$363,300
Cash dividends declared per common share	$0.20	$0.20	$0.20	$0.20		$0.20
Fleet Data:
Vessels at end of period	36	36	39	37		33

(1)	The total assets and long-term debt, including current portion, net of premium and deferred finance costs presented in this table have been revised to reflect the adoption of ASU 2015-03.
(2)	The total assets and total stockholders’ equity at December 31, 2014 have been revised to account for the investments in the common units of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), under the equity method.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown, the rise and continued expansion of shale oil production in the U.S. and extreme volatility that has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States, the future economic growth of China, Brazil, Russia, India and other emerging markets and changing oil production and consumption patterns due to efficiencies, new technologies and government policy changes are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products about equals current supply as a result of the steady global economic environment and a general global trend towards energy efficient technologies, which in combination with the limited availability of trade credit and an increasing supply of vessels, led to decreased demand for tanker vessels, creating downward pressure on charter rates. This economic downturn has also affected vessel values overall. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose to above historically average rates, but have since declined. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The past global financial crisis and the continuing U.S. shale production expansion has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other legal and regulatory developments, including the adoption of any limits on the consumption of carbon-based fuels due to climate change agreements or protocols;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments;

•	embargoes and strikes; and

•	domestic and foreign tax policies.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management and low sulphur fuel consumption regulations.

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

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 12% at the beginning of March 2018. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

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

Certain of our VLCC vessels are contractually committed to time charters. We are not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter the VLCC vessels on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters. Furthermore, in connection with the initial public offering (“IPO”) of Navios Midstream, we have provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings, as the case may be. The backstop commitment for Shinyo Kannika terminated following the sale of this vessel in March 2018. We extended the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018. If the actual rates achieved are below the agreed backstop rates our results of operations and operating cash flows may suffer.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 48% in 2008 to 12% as of the beginning of March 2018. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

“Soaring domestic production makes the United States a net oil exporter by the late 2020s,” according to the 2017 annual World Energy Outlook by the International Energy Agency (“IEA”). They see two distinct phases in the outlook for oil production to 2040: “In the first phase to the mid-2020s, non-OPEC countries dominate growth. Tight oil from the United States continues its upward march (the United States accounts for 80% of the net increase in production to 2025).” “In a second phase, from the mid-2020s, tight oil in the United States begins to fall” but the United States continues to be the world’s largest oil producer to 2040 after overtaking Saudi Arabia around 2018. In its 2016 Medium Term Oil Market Report, the IEA said that the steep rise in shale oil and gas production is expected to push the country toward energy self-sufficiency. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The U.S. Energy Information Administration (“EIA”) statistics through October 2017, show that U.S. crude oil imports rose 1.4% to an average of 8.0 million barrels per day (“MBPD”) over the 7.9 MBPD in 2016, but the average imports are still below the 2005 peak of 10.1 MBPD. EIA statistics note that U.S. crude oil exports rose 76% to 1.04 MBPD through October 2017, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessels, which offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for certain of our existing older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of January 2018 is estimated at 240 vessels or 9% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as improved propulsion system or other technical measures, which purport to offer material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2016, it has traded between a low of 496 and a high of 1,088; as of March 28, 2018, it stood at 662. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 346 and a high of 867 since January 2016 and stood at 563 as of March 28, 2018. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 9.6 million barrels per day in January 2018 and the U.S. has steadily increased its total petroleum product exports by about 460% to about 5.8 million barrels per day in December 2017 from one million barrels per day in January 2006. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 300% from 0.4 million barrels per day to about 1.5 million barrels per day at the end of 2017. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

Delays in deliveries of second-hand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase second-hand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

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

As of April 2, 2018, the vessels in our fleet had an average age of approximately 7.2 years and most tanker vessels have an expected life of approximately 25 years. Two of our LR1 product tanker vessels, five of our MR2 product tanker vessels and our eight VLCC vessels are second-hand vessels, and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	integrate any acquired vessels or businesses successfully with our existing operations;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired.

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2017 that total electric vehicles (EVs) registered worldwide grew from about 1.25 million in 2015 to 2 million in 2016 following new registrations of 750,000 EVs. Forecasts are for EVs to grow to between 60 and 200 million registered cars by 2030. According to Ward’s there were about 1 billion cars registered in 2010 and there will be about 2 billion cars registered by 2035.

According to the EIA, U.S. biodiesel production increased rapidly from 32 thousand barrels per day in 2009 to 100 thousand barrels per day in 2017 (average through October), a growth of about 210%. During the same period diesel production from U.S. refineries grew from 4.1 million barrels per day in 2009 to 5.3 million barrels per day in December 2017, a growth of about 30%. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our tanker vessels (or will employ in the case of any product, chemical or LPG tanker vessels that we may acquire) in the highly competitive crude oil, product, chemical and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition, quality operations and safety, experience and technical capability of the crew and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

Due to the slow growth in world trade, the increase in the tanker fleet and declining tanker charter rates, the market values of our vessels and any contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have moderated although they are still lower than the average 2015 price, they have recently risen above the average price for 2017. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types, sizes and age of vessels;

•	sophistication and condition of the vessels;

•	where the ship was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations, including environmental regulations;

•	technological advances; and

•	ability of buyers to access financing and capital.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 252 million tons. Through November 2017, China imported 356 million tons crude oil by sea (the United States imported 207 million tons through October 2017, the latest available data). Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

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

The expansion of the Panama Canal may have an adverse effect on our results of operations

In June 2016, the expansion of the Panama Canal, or the Canal, was completed. The new locks allow the Canal to accommodate significantly larger vessels, including LR1s, which we operate. Transit from the U.S. Gulf, the Caribbean or the Northern Coast of South America to Asia, a possible trade route for our customers using larger tankers, can now be shortened by approximately 15 days compared to transiting via the Cape of Good Hope. Such transits by larger tankers would be undertaken only if the cargo carried is close to the full capacity of the tanker and the fees charged by the Canal still allow for a savings in time and expenses compared to the alternative route. Any decrease in voyage time may increase the number of those larger tankers available for cargo lifting and thereby increase industry capacity, which may have an adverse effect on time-charter equivalent, or TCE, rates. Our VLCCs, which cannot transit the new Canal, will be unaffected by its expansion as long as any increased crude oil carrier capacity generated does not cause ships smaller than VLCCs to become a more economic alternative to VLCCs on a long term basis.

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

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2017, Navig8 Group of Companies (“Navig8”), Mansel LTD (“Mansel”) and Shell Tankers Singapore Private LTD (“Shell”) accounted for 31.9%, 14.3% and 13.7%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for our vessels are generally governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

As of April 2, 2018, the vessels in our fleet had an average age of approximately 7.2 years and most tanker vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. Older vessels are typically more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

We are subject to inherent operational risks that may not be adequately covered by our insurance. If we experience a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.

The operation of ocean-going vessels in international trade is inherently risky. The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. Although we carry insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows and place strains on our liquidity and capital resources. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe will be standard for the shipping industry, may result in significant increased overall costs to us.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

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

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment.

Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. Enforcement of the BWM Convention and revised guidance will likely result in additional compliance costs, to be implemented over a period of time, depending upon the ship’s age and renewal survey cycle. Currently, all ships must have a ballast water management plan, a ballast water record book and an International Ballast Water Management Certificate. Existing ships built before September 8, 2017, are required to exchange ballast water in open seas, away from coastal areas or in designated areas. Ships built after September 8, 2017, are required to comply with discharge standards based on the maximum allowable amount of viable organisms, which usually involves the installation of ballast water treatment systems. Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent. For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, August 23, 2017, had 86 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been eight years since the Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the Deepwater Horizon incident, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU member states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about ship greenhouse gas emissions reductions before 2023 was met with industry push-back by many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

In response to the Deepwater Horizon incident, the European Union issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” Implemented on July 19, 2015, the objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (“OSDEF”), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (“OPRC 1998”) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Starting January 1, 2016, the IMDG Code also included updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, or the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

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

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions). U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran and the EU sanctions on Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA or the United States does not certify that Iran is in compliance with the JCPOA.

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

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The United States has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia and the imposition of Sectoral Sanctions which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on trade with Crimea.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the afoementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the wordwide trade of our vessels, which we seek to minimise by the implementation of our corporate Sanctions policy and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Midstream and Navios Holdings, we cannot give any assurance that an adverse finding against Navios Midstream or Navios Holdings by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock-units.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull & machinery insurance and/or protection & indemnity insurance.

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

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure, grounding, fire, explosions and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessel to forfeiture to the government of such jurisdiction.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Strait of Malacca, the Arabian Sea, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide has decreased in recent years, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, the Nave Atropos, a vessel owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by us, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We conduct most of our operations outside of the United States. In particular, we derive our revenues from shipping oil and oil products from politically unstable regions and our business, results of operations, cash flows, financial condition and ability to make cash distributions may be adversely affected by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks, such as the attacks in the United States on September 11, 2001, the attacks in London on July 7, 2005, in Paris on January 7, 2015 and November 13, 2015, and the bombings in Spain on March 11, 2004, along with the recent conflicts in Iraq, Afghanistan, Syria, Yemen, Ukraine and other current and future conflicts, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional refugee flows, armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war, sanctions against oil exporting countries or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

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

A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Continuing turmoil and hostilities in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, the refugee crisis in Europe and the Middle East and continuing concerns relating to the European sovereign debt crisis, the socioeconomic and political crisis in Venezuela and the United Kingdom’s pending exit from the European Union have led to increased volatility in global credit and equity markets. Several European countries, including Greece, have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services and Moody’s Investors Service downgraded the long-term ratings of most European countries’ sovereign debt and initiated negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

During the financial crisis credit markets worldwide and in the U.S. experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments took highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future. Additionally, uncertainty regarding trade barriers, including import tariffs, tax policy and government spending in the United States have created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (the “SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Any changes to securities, tax, environmental, trade, or other laws or regulations, could have a material adverse effect on our results of operations, financial condition or cash flows, and could cause the market price of our common stock to decline.

Within the last several years, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Because we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

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

As international tank companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2017, the value of the U.S. dollar as compared to the Euro decreased by approximately 12.3% compared with the respective value as of December 31, 2016. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Our right to be indemnified against certain damages may be inadequate.

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

Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 44.4% of our shares of common stock as of April 2, 2018. Other than with respect to South American operations, Navios Holdings’ experience in the crude oil, chemical and product tanker sectors dates to 2010. Navios Holdings or the Manager may make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream, Navios Partners, Navios Acquisition and Navios Maritime Containers Inc. (“Navios Containers”). We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently have any significant exposure in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners, Navios Midstream, Navios Acquisition and Navios Containers share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Some of our officers provide services to Navios Holdings, Navios Partners, Navios Midstream and Navios Containers and their affiliates. For instance, Angeliki Frangou is an officer and director of Navios Holdings, Navios Midstream, Navios Acquisition, Navios Partners and Navios Containers. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners, Navios Midstream, Navios Holdings and Navios Containers may conflict from time to time and her limited devotion of time and attention to our business may hurt the operation of our business.

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

As of April 2, 2018, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 49.4% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock, then we will be in default under our credit facilities.

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

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. The NYSE minimum listing standards, require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. However, on February 13, 2018, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per share. Although we intend to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual, we cannot assure you that our securities will continue to be listed on NYSE in the future.

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

Additionally, in September 2016 we had entered into an agreement with Navios Holdings, pursuant to which we have provided Navios Holdings with a credit facility of up to $70.0 million. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount of $55.1 million.

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

Our credit facilities mature on various dates through 2024 and our ship mortgage notes mature on November 15, 2021. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2017 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2018 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross transportation income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. Source International Transportation Income and such U.S. Source International Transportation Income is generally subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code and the treasury regulations promulgated thereunder (“Treasury Regulations”). In general, the exemption from U.S. federal income taxation under Section 883 of the Code provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax on its U.S. Source International Transportation Income.

We expect that we and each of our vessel-owning subsidiaries have qualified for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for our 2017 taxable year. However, the delisting of our securities from quotation on the NYSE (or other factual circumstances beyond our control) could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “— Risks Related to our Common Stock and Capital Structure—The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.”

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

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers.

On July 1, 2008, Navios Acquisition completed its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of December 31, 2017, Navios Holdings had 42.9% of the voting power and 46.2% of the economic interest in Navios Acquisition.

Equity Transactions

Series C Convertible Preferred Stock

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

As of each of December 31, 2017 and December 31, 2016 the Company’s issued and outstanding preferred stock consisted of the 1,000 shares of Series C Convertible Preferred Stock.

Common Stock

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture.

As of December 31, 2017, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 152,107,905 were issued and outstanding. As of March 31, 2018, the Company has repurchased 5,166,544 shares of common stock, for a total cost of approximately $4.2 million, out of which 5,021,764 shares of common stock have been cancelled.

As of March 31, 2018, 147,086,141 shares of common stock were issued and outstanding.

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

Disposal of vessels

2018

On March 15, 2018, Navios Acquisition agreed to sell to Navios Midstream the Nave Galactic, a 2009 built VLCC vessel of 297,168 dwt, for a total sale price of $44.5 million the delivery of which completed on March 29, 2018. As of March 31, 2018, the estimated loss due to the sale is expected to be approximately $0.3 million.

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

B.    Business Overview

Introduction

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. We are committed to providing quality transportation services and developing and maintaining long-term relationships with our customers. We believe that the Navios brand will allow us to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.

Navios Acquisition’s Fleet

As of April 2, 2018, our fleet consisted of a total of 35 double-hulled tanker vessels, aggregating approximately 3.6 million deadweight tons, or dwt. The fleet includes seven Very Large Crude Carrier (“VLCC”) tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All our vessels are currently chartered-out to high-quality counterparties, including affiliates of Navig8, Shell Tankers Singapore Private LTD (“Shell”) and Mansel LTD (“Mansel”), with an average remaining charter period of approximately one year. As of April 2, 2018, we had contracts covering 70.6% of available days in 2018 and 10.3 % of available days in 2019.

Vessels	Type	Year Built		Net Charter Rate (1)		Profit Sharing	Expiration Date (2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(8)	None	July 2018
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(8)	None	July 2018
Nave Velocity	MR2 Product Tanker	2015	49,999	$11,850	(16)	50%/50%	May 2018
Nave Sextans	MR2 Product Tanker	2015	49,999	$13,250	(17)	50%/50%	February 2019
Nave Pyxis	MR2 Product Tanker	2014	49,998	$13,250	(17)	50%/50%	March 2019
Nave Luminosity	MR2 Product Tanker	2014	49,999	$11,850	(16)	50%/50%	September 2018
Nave Jupiter	MR2 Product Tanker	2014	49,999	$11,850	(16)	50%/50%	May 2018
Bougainville	MR2 Product Tanker	2013	50,626	$14,138	(5)	100%	September 2018
				$14,420		100%	September 2019
Nave Alderamin	MR2 Product Tanker	2013	49,998	$13,260		None	February 2019
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$13,331	(3)	None	December 2018
Nave Capella	MR2 Product Tanker	2013	49,995	$13,331	(11)	None	January 2019
Nave Orion	MR2 Product Tanker	2013	49,999	$13,260		None	March 2019
Nave Titan	MR2 Product Tanker	2013	49,999	$11,850	(16)	50%/50%	June 2018
Nave Aquila	MR2 Product Tanker	2012	49,991	$13,331	(3)	None	November 2018
Nave Atria	MR2 Product Tanker	2012	49,992	$11,850	(16)	50%/50%	July 2018
Nave Orbit	MR2 Product Tanker	2009	50,470	$13,500	(14)	None	November 2018
Nave Equator	MR2 Product Tanker	2009	50,542	$13,000	(12)	None	October 2018
Nave Equinox	MR2 Product Tanker	2007	50,922	$13,578	(15)	ice-transit premium (4)	January 2019

Nave Pulsar	MR2 Product Tanker	2007	50,922	$12,344		50%/50% and ice-transit premium (6)	October 2018
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,331	(9)	None	January 2019
Nave Atropos	LR1 Product Tanker	2013	74,695	Floating Rate	(13)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673	$18,022		50%/50%	August 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(13)	None	February 2019
Nave Cetus	LR1 Product Tanker	2012	74,581	$18,022		50%/50%	April 2019
Nave Estella	LR1 Product Tanker	2012	75,000	$13,260		None	March 2019
Nave Andromeda	LR1 Product Tanker	2011	75,000	$17,775		50%/50%	May 2018
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate		None	July 2018
Nave Cielo	LR1 Product Tanker	2007	74,671	$17,775		50%/50%	May 2018
Nave Buena Suerte(10)	VLCC	2011	297,491	$28,638		None	April 2018
Nave Quasar	VLCC	2010	297,376	Floating Rate	(7)	None	July 2018
Nave Synergy	VLCC	2010	299,973	Floating Rate	(7)	None	July 2018
Nave Spherical	VLCC	2009	297,188	Floating Rate	(7)	None	July 2018
Nave Neutrino(10)	VLCC	2003	298,287	$34,500		None	April 2018
Nave Electron(10)	VLCC	2002	305,178	Floating Rate	(7)	None	July 2018
Nave Photon	VLCC	2008	297,395	Floating Rate	(7)	None	July 2018

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for one year months at $14,566 net per day.
(4)	The premium for the Nave Equinox when vessel is trading on ice or follows ice braker is $1,975 net per day.
(5)	Rate can increase to $19,013 net per day in year one and $19,393 in year two calculated based on a formula. Charterer’s option to extend the charter for two years at $14,708 net per day for the first year and $15,002 net per day for the second year, plus profit sharing for both years.
(6)	The premium for the Nave Pulsar when vessel is trading on ice or follows ice braker is $1,975 net per day. Charterer’s option to extend the charter for one year at $13,455 net per day.
(7)	Rate based on VLCC pool earnings, evergreen upon notice.
(8)	Rate based on chemical tankers pool earnings.
(9)	Charterer’s option to extend the charter for one year at $14,813 net per day.
(10)	Navios Acquisition has granted an option to Navios Midstream to purchase the vessel from Navios Acquisition at fair market value. The options were extended for an additional two-year period expiring on November 18, 2018.
(11)	Charterer’s option to extend for one year at $14,566 net per day.
(12)	Charterer’s option to extend the charter for one year at $14,250 net per day.
(13)	Rate based on LR1 pool earnings.
(14)	Charterer’s option to extend for one year at $14,750 net per day.
(15)	Charterer’s option to extend for one year at $14,813 net per day.
(16)	Charterer’s option to extend the charter for one year at $13,331 net per day.
(17)	Charterer’s option to extend the charter for one year at $14,500 net per day.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•	Modern, High—Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product and chemical tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $2.1 billion, including investments of approximately $0.8 billion in newbuilding constructions. As of April 2, 2018, our fleet had an average age of approximately 7.2 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of April 2, 2018, are employed with an average remaining charter period of approximately one year, and we believe our existing employment coverage provides us with predictable, contracted revenues and operating visibility. As of April 2, 2018, we had contracts covering 70.6% of available days in 2018 and 10.3% of available days in 2019.

•	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or West Africa to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would a focus on any single shipping sector.

•	High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term contracts. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; Navig8 which controls a substantial fleet of product chemical tankers; Vitol, a major oil trader, trading over 5 million barrels of crude and product per day, Chevron, one of the world’s leading integrated energy companies and Saudi Aramco, the state owned oil company of the Kingdom of Saudi Arabia.

•	An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at our affiliate, Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 25 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings, Navios Partners, Navios Midstream and Navios Containers and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•	Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•	Enhance Operating Visibility With Our Employment Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term contracts. We will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of April 2, 2018, we had charters covering 70.6% of available days in 2018 and 10.3% of available days in 2019.

•	Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We plan to actively manage the size and composition of our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long- standing relationships of Navios Holdings with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

•	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.

•	Benefit from Navios Holdings’ Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. Navios Holdings closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Acquisition benefits from these established policies.

•	Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, a wholly owned subsidiary of Navios Holdings, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our amended management agreement with Navios Holdings, management fees of our vessels are fixed through May 2018. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under contracts with customers that we believe are creditworthy.

Our major customers during 2017 were: Navig8, Mansel and Shell. For the year ended December 31, 2017, these three customers accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue.

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

Although we believe that if any one of our contracts were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to then-current market conditions, or otherwise.

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

Total management fees for each of the years ended December 31, 2017, 2016 and 2015 amounted to $95.0 million, $97.9 million and $95.3 million, respectively.

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

For each of the years ended December 31, 2017, 2016 and 2015 the expense arising from administrative services rendered by Navios Holdings amounted to $9.0 million, $9.4 million and $7.6 million, respectively.

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

At its 64th session (2012), the MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014.

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

In April 2007, the EU announced its plan to add vessels to its emissions trading scheme. A proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (“ETS”). However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse gas emissions from the shipping sector.

On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

Similarly, in response to the Deepwater Horizon incident, the EU issued “Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations.” The objective of this Directive is to reduce as far as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states had to implement the Directive by July 19, 2015. As far as the environment is concerned, the UK has various regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP) system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013 the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years and expires at the end of this year. The VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VGP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Because the VGP expires at the end of this year, there may be new U.S. federal and state requirements that could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Since December 2016, the Coast Guard has type approved six Ballast Water Management System (“BWMS”), which claim to meet the range of requirements that most vessel owners and operators described in their extension requests in the past. Due to the increase in approvals, it will become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of August 23, 2017, had 86 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian, Ukrainian and Croatian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Legal Proceedings

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2017.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation	Former Vessel-Owning Company(3)	Marshall Is.
Makronisos Shipping Corporation	Former Vessel-Owning Company(3)	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.
Paxos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.
Schinousa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company(7)	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(4)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(5)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(6)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(7)	The vessel Nave Galactic was sold to Navios Midstream on March 29, 2018.

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

On November 16, 2017, in accordance with the terms of the Limited Partnership Agreement of Navios Midstream all of the 9,342,692 subordinated units of Navios Midstream converted into common units on a one-for-one basis. Following their conversion into common units, these units have the same distribution rights as all other common units.

As of December 31, 2017, Navios Acquisition owns the 2% general partner interest in Navios Midstream totaling 427,499 general partner units, as well as a 57.0% limited partner interest, which represents 10,585,384 common units (49.5%), no subordinated units and 1,592,920 Subordinated Series A Units (7.5%). In the consolidated financial statements of Navios Acquisition, Navios Midstream with ownership interest of 59.0% is included as an affiliate. The Company analyzed its investments in Navios Midstream and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Midstream and, therefore all classes of units i.e., common units, the subordinated units, the Subordinated Series A units and the general partner units of Navios Midstream are accounted for under the equity method.

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

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Navios Maritime Midstream Partners GP LLC, or the general partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. Navios Midstream is an affiliate and not consolidated under Navios Acquisition.

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

Disposal of vessels

2018

On March 15, 2018, Navios Acquisition agreed to sell to Navios Midstream the Nave Galactic, a 2009 built VLCC vessel of 297,168 dwt, for a total sale price of $44.5 million the delivery of which completed on March 29, 2018. As of March 31, 2018, the estimated loss due to the sale is expected to be approximately $0.3 million.

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

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2017	2016	2015
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	—	—	1/1 - 6/17
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	—	—	1/1 - 6/17
Kerkyra Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016
(8)	The vessel Nave Galactic was sold to Navios Midstream on March 29, 2018.

Our Charters

Our major customers during 2017 were: Navig8, Mansel and Shell. For the year ended December 31, 2017, these three customers accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue.

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

Period over Period Comparisons

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table presents consolidated revenue and expense information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	$227,288	$290,245
Time charter and voyage expenses	(21,919)	(4,980)
Direct vessel expenses	(4,198)	(3,567)
Management fees (entirely through related party transactions)	(94,973)	(97,866)
General and administrative expenses	(13,969)	(17,057)
Depreciation and amortization	(56,880)	(57,617)
Interest income	10,042	4,767
Interest expenses and finance cost	(76,438)	(75,987)
Gain on sale of vessels	—	11,749
Equity/ (loss) in net earnings of affiliated companies	(46,657)	15,499
Other income	82	377
Other expense	(1,277)	(2,685)
Net (loss)/ income	$(78,899)	$62,878

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2017 and 2016 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2017	Year ended December 31, 2016
FLEET DATA
Available days(1)	12,904	13,753
Operating days(2)	12,843	13,716
Fleet utilization(3)	99.5%	99.7%
Vessels operating at period end	36	36
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$17,186	$20,742

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	TCE Rate: The TCE Rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Revenue: Revenue for the year ended December 31, 2017 decreased by $63.0 million, or 21.7%, to $227.3 million, as compared to $290.2 million for the same period of 2016. The decrease was mainly attributable to a: (i) decrease in the market rates during the year ended December 31, 2017, as compared to the same period in 2016; and (ii) decrease in revenue by $10.8 million due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in the fourth quarter of 2016. Available days of the fleet decreased to 12,904 days for the year ended December 31, 2017, as compared to 13,753 days for the year ended December 31, 2016. The TCE Rate decreased to $17,186 for the year ended December 31, 2017, from $20,742 for the year ended December 31, 2016.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2017 increased by approximately $16.9 million to $21.9 million, as compared to $5.0 million for the year ended December 31, 2016. The increase was attributable to a: (i) $16.4 million backstop commitment to Navios Midstream; and (ii) $1.0 million increase in bunkers and other voyage expenses; partially mitigated by a $0.6 million decrease in broker commission costs.

Direct vessel expenses: Direct vessel expenses for the year ended December 31, 2017 increased by $0.6 million to $4.2 million as compared to $3.6 million for the year ended December 31, 2016. The increase was attributable to a $1.4 million increase in amortization of dry dock and special survey cost; partially mitigated by a $0.7 million decrease in expenses incurred in connection with specialized work performed on certain vessels of our fleet for the year ended December 31, 2016.

Management fees: Management fees for the year ended December 31, 2017 decreased by $2.9 million to $95.0 million, as compared to $97.9 million for the year ended December 31, 2016, attributable to the decrease in the number of vessels operating under Navios Acquisition’s fleet, partially mitigated by the increase in management fees in effect as of May 29, 2016, described below. Pursuant to our Management Agreement, the Manager, a wholly owned subsidiary of Navios Holdings, provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee of: (a) $6,000 per MR2 product tanker and chemical tanker vessel; (b) $7,000 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2016. Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016 through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2017 decreased by approximately $3.1 million to $14.0 million compared to $17.1 million for the year ended December 31, 2016.

The decrease was mainly attributable to a: (a) $2.0 million decrease of compensation to the directors and/ or officers of the Company; and (b) $0.6 million decrease in other general and administrative expenses, including professional fees and expenses.

For the years ended December 31, 2017 and 2016, the expenses charged by Navios Holdings for administrative services were $9.0 million and $9.4 million, respectively.

The remaining balance of $5.0 million and $7.6 million of general and administrative expenses for the years ended December 31, 2017 and 2016, respectively, related to stock based compensation and compensation expense, as well as legal, consulting, travel and professional fees including audit fees.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2017 decreased by $0.7 million to $56.9 million from $57.6 million compared to December 31, 2016, due to the sale of vessels mentioned above. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for year ended December 31, 2017 increased by $5.3 million to $10.0 million compared to $4.8 million for the year ended December 31, 2016. The increase was mainly attributable to the increase of the interest income accrued under the revolving loans granted to Navios Holdings, Navios Europe I and Navios Europe II.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2017 increased by $0.5 million to $76.4 million, as compared to $76.0 million for the year ended December 31, 2016. The increase was due to the increase in the weighted average interest rate for the year ended December 31, 2017 to 6.45% from 6.0% for the year ended December 31, 2016 and to an increase of $0.6 million in the amortization and write-off of deferred finance cost to $4.4 million for the year ended December 31, 2017, as compared to $3.7 million for the same period of 2016. The average outstanding loan balance decreased to $428.1 million for the year ended December 31, 2017 as compared to $503.6 million for the year ended December 31, 2016. As of December 31, 2017 and 2016, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,077.7 million and $1,111.2 million, respectively.

Gain on sale of vessels: There was no gain on sale of vessels for the year ended December 31, 2017, as compared to $11.7 million for the same period in 2016, due to the sale of the Nave Constellation, the Nave Universe and the Nave Lucida to unaffiliated third parties for total net cash proceeds of $90.0 million.

Equity/ (loss) in net earnings of affiliated companies: Equity in net earnings of affiliated companies decreased by $62.2 million to $46.7 million loss for the year ended December 31, 2017, as compared to $15.5 million equity for the same period in 2016.

The decrease mainly resulted from a: (i) $59.1 million non-cash “other-than-temporary impairment” (“OTTI”) loss relating to its investment in Navios Midstream recognized during the year ended December 31, 2017; and (ii) $3.9 million decrease in equity in net earnings of Navios Midstream; partially mitigated by a $0.9 million increase in the equity in net earnings of Navios Europe I and Navios Europe II.

Other income: Other income amounted to $0.1 million for the year ended December 31, 2017, compared to $0.4 million for the year ended December 31, 2016.

Other expense: Other expense decreased by $1.4 million to $1.3 million for the year ended December 31, 2017, as compared to $2.7 million for the same period in 2016.

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

	Year ended December 31, 2016	Year ended December 31, 2015
FLEET DATA
Available days(1)	13,753	13,743
Operating days(2)	13,716	13,707
Fleet utilization(3)	99.7%	99.7%
Vessels operating at period end	36	39
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$20,742	$22,477

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, dry dockings or special surveys.
(4)	TCE Rate: Time Charter Equivalent Rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

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

The increase was mainly attributable to a $1.8 million increase in administrative expenses paid to Navios Holdings mainly due to the increased number of vessels in Navios Acquisition’s fleet, partially mitigated by a: (i) $0.2 million decrease in compensation to the directors and/or officers of the Company; and (ii) $0.2 million decrease in other general and administrative expenses, including professional, other fees and travel expenses.

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

Interest income: Interest income for year ended December 31, 2016 increased by approximately $3.1 million to $4.8 million compared to $1.7 million for the year ended December 31, 2015. The increase is mainly attributable to the increase of the interest income accrued under the revolving loans granted to Navios Holdings, Navios Europe I and Navios Europe II.

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

B.    Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of December 31, 2017, Navios Acquisition’s current assets totaled $119.7 million, while current liabilities totaled $74.6 million, resulting in a positive working capital position of $45.1 million. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash for at least the next 12 months following April 5, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs. Please also refer to “Item 3.D. Risk Factors — Risks Related to Our Indebtedness.”

In the first quarter of 2018, Navios Acquisition paid to Navios Midstream the amount of $16.4 million concerning the backstop commitment.

On March 31, 2018, Navios Acquisition entered into a sale and leaseback agreement in order to refinance $71.5 million outstanding on the existing facility on four product tankers. Navios Acquisition has a purchase obligation at the end of the lease term and under ASC 842-40, the transaction is expected to be accounted for as a failed sale and leaseback transaction and result in a finance lease. As a result of the refinancing, as of December 31, 2017, an amount of $32.8 million was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”. The facility will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a final balloon payment of $35.8 million to be repaid on the last repayment date. The facility matures in March 2024 and bears interest at LIBOR plus 305 bps per annum.

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of March 31, 2018, the Company has repurchased 5,166,544 shares of common stock, for a total cost of approximately $4.2 million, out of which 5,021,764 shares of common stock have been cancelled.

As of March 31, 2018 147,086,141 shares of common stock were issued and outstanding.

Cash flows for the year ended December 31, 2017 compared to the year ended December 31, 2016:

The following table presents cash flow information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash provided by operating activities	$45,942	$92,945
Net cash provided by investing activities	52,378	43,505
Net cash used in financing activities	(66,461)	(141,963)
Net increase/ (decrease) in cash and cash equivalents	$31,859	$(5,513)

Cash provided by operating activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by operating activities decreased by $47.0 million to $45.9 million for the year ended December 31, 2017 as compared to net cash provided by operating activities of $92.9 million for the same period in 2016. The decrease is analyzed as follows:

The net loss for the year ended December 31, 2017 was $78.9 million compared to income of $62.9 million for the year ended December 31, 2016. In determining net cash provided by operating activities for the year ended December 31, 2017, the net loss was adjusted for the effect of depreciation and amortization of $56.9 million, $56.9 million for equity/ (loss) in net earnings of affiliated companies, net of dividends received, $4.2 million for the amortization of drydock and special survey costs, $3.8 million for amortization and write-off of deferred finance costs and bond premium, $0.1 million stock based compensation.

Amounts due from related parties, short-term, decreased by $11.1 million to $13.9 million at December 31, 2017 from $25.0 million at December 31, 2016. The balances related mainly to management fees in accordance with the Management Agreement. Please refer to the relevant discussion below, under “Related Party Transactions”.

Payment for dry dock and special survey costs incurred in the years ended December 31, 2017 and December 31, 2016 was $14.9 million and $3.8 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Accounts receivable decreased by $8.1 million from $20.9 million for the year ended December 31, 2016, to $12.8 million for the year ended December 31, 2017. The decrease was attributed to the decrease in receivables due from charterers.

Amounts due from related parties, long term, excluding the Navios Holdings Credit Facility, increased by $25.2 million from $29.4 million as of December 31, 2016, to $54.6 million as of December 31, 2017, which mainly related to management fees in accordance with the Management Agreement and the $13.7 million loan granted to Navios Europe II, classified under “Cash provided by / (used in) investing activities”. Please refer to the relevant discussion below, under “Related Party Transactions”.

Accounts payable decreased by $1.0 million to $3.9 million at December 31, 2017 from $4.9 million at December 31, 2016.

Amounts due to related parties, short-term as of December 31, 2017 and December 31, 2016 was $17.1 million and $0, respectively, and mainly consisted of backstop commitment liability of $16.4 million and other payables to Navios Midstream.

Prepaid expenses and other current assets increased to $6.5 million for the year ended December 31, 2017 from $4.6 million for the year ended December 31, 2016, mainly due to working capital advances required under certain charter contracts, under the long-term assets.

Other long-term assets amounted to $0.9 million for the each of the years ended December 31, 2017 and 2016.

Accrued expenses increased by $1.2 million to $12.2 million for the year ended December 31, 2017, from $11.0 million on December 31, 2016. The increase was mainly attributable to the increase of accrued voyage and other expenses.

Deferred revenue primarily relates to cash received from charterers prior to it being earned and also includes the current portion of deferred gain on sale of the Nave Celeste and the C. Dream to Navios Midstream. Deferred revenue relating to cash received from charterers was recognized as revenue over the voyage or charter period. Deferred revenue decreased by $3.5 million to $5.0 million for the year ended December 31, 2017 from $8.5 million on December 31, 2016.

Cash provided by investing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by investing activities increased by $8.9 million to $52.4 million at December 31, 2017 from $43.5 million at December 31, 2016.

Net cash provided by investing activities for the year ended December 31, 2017, resulted from: (i) $55.1 million loan repayment from Navios Holdings; and (ii) $11.0 million from dividends received from affiliates. The increase was mitigated by a: (a) $13.7 million loan granted to Navios Europe II (Navios Revolving Loans II); and (b) $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest.

Net cash provided by investing activities for the year ended December 31, 2016, resulted from: (i) $90.0 million net proceeds from sale of vessels; and (ii) $7.2 million from dividends received from affiliates. The increase was mitigated by a: (i) $49.3 million loan granted to Navios Holdings, net of issuance fees and costs; (ii) $4.3 million loan granted to Navios Europe II (Navios Revolving Loans II); and (iii) $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest.

Cash used in financing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash used in financing activities decreased by $75.5 million to a $66.5 million outflow at December 31, 2017 from a $142.0 million outflow in the year ended December 31, 2016.

Net cash used in financing activities for the year ended December 31, 2017, resulted from: (i) $84.2 million of loan repayments; (ii) $31.6 million of dividends paid; (iii) a $2.5 million redemption of puttable common stock; and was partially mitigated by: (a) $49.8 million in loan proceeds, net of deferred finance costs; and (b) a $2.1 million decrease in restricted cash.

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

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$92,945	$119,636
Net cash provided by/ (used in) investing activities	43,505	(104,510)
Net cash used in financing activities	(141,963)	(14,814)
Net (decrease)/ increase in cash and cash equivalents	$(5,513)	$312

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by operating activities decreased by $26.7 million to $92.9 million for the year ended December 31, 2016 as compared to net cash provided by operating activities of $119.6 million for the same period in 2015. The decrease is analyzed as follows:

The net income for the year ended December 31, 2016 was $62.9 million compared to $89.7 million for the year ended December 31, 2015. In determining net cash provided by operating activities for the year ended December 31, 2016, the net income was adjusted for the effect of depreciation and amortization of $57.6 million, $11.7 million gain on sale of vessels, $3.7 million for amortization and write-off of deferred finance costs and bond premium, $2.8 million for the amortization of dry dock and special survey costs, $1.4 million for earnings in affiliates, net of dividend received, $0.9 million stock based compensation and $0.4 million gain on debt repayment.

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

Amounts due from related parties, long-term, excluding the amounts related to the Navios Holdings Credit Facility, increased by $12.9 million from $16.5 million for the period ended December 31, 2015, to $29.4 million for the year ended December 31, 2016, which mainly related to payment of special survey and dry docking expenses for certain vessels of our fleet and the increase of $4.3 million loan granted to Navios Europe II, classified under “Cash provided by / (used in) investing activities”. Please refer to the relevant discussion below, under “Related Party Transactions”.

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

Net cash used in financing activities for the year ended December 31, 2015, resulted from: (i) $140.9 million of loan repayments; (ii) $40.1 million of dividends paid; (iii) a $11.3 million payment to a related party with respect to capitalized expenses of certain of the Company’s vessels, while these were under construction; (iv) $5.5 million for the redemption of convertible shares; and (v) $9.9 million for the acquisition of treasury stock, which was partially offset by $192.9 million loan proceeds net of deferred finance costs; and a $0.1 million increase in restricted cash.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2017	December 31, 2016	December 31, 2015
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$45,942	$92,945	$119,636
Net (decrease)/ increase in operating assets	(4,093)	20,814	8,313
Net decrease/ (increase) in operating liabilities	(13,803)	(3,272)	10,610
Net interest cost	66,396	71,220	71,878
Amortization and write-off of deferred finance costs and bond premium	(3,784)	(3,656)	(3,495)
Gain on debt repayment	—	350	—
Equity/ (loss) in net earnings of affiliates (including OTTI loss), net of dividends received	(56,923)	1,438	3,821
Payments for dry dock and special survey costs	14,897	3,828	6,598
Gain on sale of vessels	—	11,749	5,771
Stock-based compensation	(57)	(864)	(2,362)

EBITDA	$48,575	$194,552	$220,770
OTTI loss	59,104	—	—
Gain on sale of vessels	—	(11,749)	(5,771)
Stock-based compensation	57	864	2,362
Gain on debt repayment	—	(350)	—

Adjusted EBITDA	$107,736	$183,317	$217,361

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$45,942	$92,945	$119,636
Net cash provided by/ (used) in investing activities	$52,378	$43,505	$(104,510)
Net cash used in financing activities	$(66,461)	$(141,963)	$(14,814)

EBITDA in this document represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain/ (loss) on debt repayment and OTTI loss on equity investment.

We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity in net earnings of affiliated companies, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain/ loss on sale of assets; (ix) gain/ (loss) on debt repayment; and (x) stock- based compensation. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA, affected by the items described in the table above, excludes the $59.1 million other-than-temporary impairment loss, as discussed above, and $0.1 million non-cash stock-based compensation and decreased by approximately $75.6 million to $107.7 million for the year ended December 31, 2017, as compared to $183.3 million for the same period of 2016. The decrease in Adjusted EBITDA was mainly due to a: (a) $63.0 million decrease in revenue, as described above; (b) $16.9 million increase in time charter expenses mainly due to the $16.4 million accrued backstop commitment to Navios Midstream; and (c) $3.1 million decrease in equity/ (loss) in net earnings of affiliated companies, (excluding the $59.1 million of non-cash impairment loss on equity investment in Navios Midstream), partially mitigated by a: (i) $2.3 million decrease in general and administrative expenses (excluding stock-based compensation); (ii) $2.9 million decrease in management fees, mainly due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in the fourth quarter of 2016; (iii) $1.4 million decrease in other expense; (iv) $0.7 million decrease in direct vessel expenses (excluding amortization of dry dock and special survey costs); and (v) $0.1 million increase in other income (excluding the $0.4 million gain on debt repayment incurred in 2016).

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

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2017.

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

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On October 27, 2016, Navios Acquisition reduced the facility by $16.0 million through payment of $15.7 million in cash being the balloon instalment for one of the six tranches, achieving a nominal benefit amount of $0.4 million. On January 27, 2017, Navios Acquisition repaid $16.0 million being the balloon instalment for another of the remaining five tranches. As of December 31, 2017, an amount of $71.5 million was outstanding.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2017, an amount of $56.3 million was outstanding.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million has been drawn (divided into two tranches of $26.1 million and $25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The amount of $35.6 million was outstanding as of December 31, 2017, under this facility.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $33.7 million was outstanding as of December 31, 2017, under this facility.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2017, an amount of $23.8 million was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2017, an amount of $45.7 million was outstanding.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26.7 million under this credit facility with ABN AMRO Bank N.V., which was secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility was repayable in four equal consecutive quarterly installments of $0.7 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The loan bore interest at LIBOR plus 400 bps per annum. In June, 2017, the Company prepaid the outstanding balance of $26.0 and an amount of $0.7 million was written-off from the deferred finance costs. As of December 31, 2017, there was no outstanding amount under this facility and the loan matured in February 2018.

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

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18.4 million. Navios Acquisition prepaid $12.1 million being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida. Following the prepayment in January 2016, an amount of $0.2 million was written-off from the deferred financing cost. As of December 31, 2017, an amount of $82.3 million was outstanding under this facility.

On March 23, 2018, Navios Acquisition prepaid $26.8 million, being the respective tranche of the facility that was drawn to finance the Nave Equinox and the Nave Pyxis.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2017, the outstanding balance was $22.9 million.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million in aggregate, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2017, an amount of $36.0 million was outstanding under this facility.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.2 million each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility was repayable in 28 quarterly installments of $0.3 million with a final balloon payment of $11.3 million to be paid on the last repayment date. The facility bore interest at a rate of LIBOR plus 320 bps. The loan also required compliance with certain financial covenants. On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35.8 million. Navios Acquisition prepaid $16.4 million being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Universe. On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35.8 million. Navios Acquisition prepaid $16.4 million being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Constellation. Following these prepayments in 2016, an amount of $0.2 million was written-off from the deferred financing cost. As of each of December 31, 2017 and 2016, no amount was outstanding.

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

As of December 31, 2017, the Company was in compliance with its covenants.

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

Sale and Leaseback Agreement

On March 31, 2018, Navios Acquisition entered into a sale and leaseback agreement in order to refinance $71.5 million outstanding on the existing facility on four product tankers. Navios Acquisition has a purchase obligation at the end of the lease term and under ASC 842-40, the transaction is expected to be accounted for as a failed sale and leaseback transaction and result in a finance lease. As a result of the refinancing, as of December 31, 2017, an amount of $32.8 million was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”. The facility will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a final balloon payment of $35.8 million to be repaid on the last repayment date. The facility matures in March 2024 and bears interest at LIBOR plus 305 bps per annum.

The agreement includes, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $1.0 million per vessel; (ii) net worth higher from $125.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 80%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

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

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of December 31, 2017, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion in “Item 5F. Contractual Obligations and Contingencies”.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2017:

	Payments due by period (Unaudited)(1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$37,712	$220,161	$777,377	$42,437	$1,077,687
Total contractual obligations	$37,712	$220,161	$777,377	$42,437	$1,077,687

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 250 bps to 325 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2017, there was no amount undrawn under the Navios Revolving Loans I. See Note 15 for the investment in Navios Europe I.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $57.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2017, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $15.0 million. See Note 15 for the investment in Navios Europe II.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates. Please refer to “Related Party Transactions”.

The backstop commitment for Shinyo Kannika terminated following the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

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

Fair Value of Vessels: As of December 31, 2017, Navios Acquisition owned and operated a fleet of 36 vessels, with an aggregate carrying value of $1,271.0 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel. On a vessel-by-vessel basis, as of December 31, 2017, the carrying value of 30 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs related to the vessel) exceeds the estimated fair value of those same vessels by approximately $154.3 million in the aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2017 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2017
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$44.2	$33.5	*
Nave Ariadne	7/2/2010	$44.1	$31.6	*
Nave Cosmos	10/27/2010	$31.8	$24.1	*
Nave Polaris	1/27/2011	$31.8	$24.4	*
Nave Orbit	7/12/2011	$37.3	$28.2	*
Nave Equator	7/18/2011	$37.3	$28.3	*
Nave Andromeda	11/14/2011	$44.3	$35.6	*
Nave Estella	1/20/2012	$44.6	$35.2	*
Nave Atria	7/31/2012	$37.6	$31.8	*
Nave Cassiopeia	8/31/2012	$43.8	$36.8	*
Nave Cetus	10/31/2012	$44.0	$37.4	*
Nave Aquila	11/9/2012	$37.8	$30.9	*
Nave Bellatrix	1/24/2013	$38.0	$32.6	*
Nave Orion	3/22/2013	$38.1	$31.6	*
Nave Rigel	2/13/2013	$47.9	$39.5	*

Nave Atropos	4/24/2013	$48.2	$40.1	*
Nave Titan	6/10/2013	$37.1	$31.1	*
Nave Capella	7/9/2013	$37.2	$31.2	*
Nave Alderamin	9/3/2013	$37.3	$31.6	*
Nave Equinox	6/26/2013	$23.5	$19.2	*
Nave Pulsar	7/9/2013	$23.6	$20.4
Bougainville	9/30/2013	$35.6	$30.2
Nave Dorado	9/24/2013	$16.8	$14.0	*
Nave Jupiter	5/7/2014	$39.6	$34.4	*
Nave Luminosity	9/19/2014	$39.6	$34.9	*
Nave Pyxis	11/20/2014	$33.4	$29.8	*
Nave Galactic	2/4/2014	$53.5	$45.4
Nave Quasar	2/12/2014	$54.7	$48.4
Nave Buena Suerte	3/10/2014	$57.2	$51.4
Nave Neutrino	6/16/2014	$43.7	$36.3	*
Nave Synergy	12/09/2014	$76.9	$67.0	*
Nave Electron	7/21/2014	$41.2	$36.7	*
Nave Sextans	1/8/2015	$33.4	$29.9
Nave Velocity	2/11/2015	$39.2	$35.2	*
Nave Spherical	11/6/2015	$69.2	$62.9	*
Nave Photon	12/2/2015	$65.2	$59.4	*
		$1,508.7	$1,271.0

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2017, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel).

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

During the fourth quarter of fiscal 2017, management concluded that, market rates decreased during the year and events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.6% based on the fleets historical performance.

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

	December 31, 2017		December 31, 2016
	Number of vessels (*)	Amount (U.S. millions) (**)	Number of vessels (*)	Amount (U.S. millions) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	21	146.0	—	—

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2017, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flows for unfixed days, ranging from 9.0% to 46.0% (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year historical average (of the one-year charter rate for similar vessels), three-year historical average (of the one-year charter rate for similar vessels), and one-year average (for similar vessels). The table below compares the 10-year historical average and the rates for five-year, three-year and one-year historical average, each as of December 31, 2017:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10- year Historical Average (of the One- Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above/ (below/ or above) the 10-year average)
Chemicals	3.0%	4.9%	(19.6%)
MR2s	(2.6%)	(0.3%)	(14.2%)
LR1s	(4.1%)	2.2%	(26.8%)
VLCCs	(10.6%)	4.3%	(24.4%)

As disclosed elsewhere, the fleet includes 30 vessels for which the carrying value exceeds the estimated fair value of those same vessels by approximately $154.3 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year and three-year historical average of the one-year charter rate (for similar vessels), in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows. If testing for impairment using historical rates for one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 21 of its vessels, would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2017, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

There was no impairment loss recognized for the years ended December 31, 2017, 2016 and 2015.

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 amounted to $0.9 million, $7.6 million and $32.1 million, respectively.

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

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $46.6 million, $50.8 million and $43.4 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Investments in Equity Securities: Navios Acquisition evaluates its investment in Navios Midstream, Navios Europe I and Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II for a period of time sufficient to allow for any anticipated recovery in fair value.

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

As of December 31, 2017 the carrying amount of the investment in Navios Midstream was $113.7 million or $9.02 per unit, which represented our total ownership interest in the Partnership of 59.0%. The estimated market value of this investment was determined with reference to the quoted price of the common units. As of June 30, 2017, the fair value of our investment in Navios Midstream had been below its carrying value for a period over twelve months, due to the decline in the quoted price of the common units of Navios Midstream and was considered as OTTI. During the year ended December 31, 2017, the Company recognized a non-cash OTTI loss of $59.1 million relating to its investment in Navios Midstream and the amount was included in “Equity/ (loss) in net earnings of affiliated companies” in the accompanying consolidated statements of operations.

Recent Accounting Pronouncements

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-09, “Compensation — Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of this new standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In January 2017, the FASB issued ASU 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Retrospective transition method is required. Early adoption is permitted for all entities. The Company currently presents changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the statement of cash flows. The Company currently plans to adopt this guidance from January 1, 2018.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. This update was adopted as from January 1, 2018 and applied on a retrospective basis. The Company has assessed each of the eight specific presentation issues and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASU 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

On March 28, the FASB tentatively approved the new practical expedient for lessors adopting the new leases standard.

The Company plans to early adopt the requirements of ASU 842, Leases, effective from January 1, 2018 and will elect the use of the practical expedients. Also, the Company plans to elect the transition method for adoption as described above.

The Company is continuing its assessment of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its financial statements since the Company is primarily a lessor and the changes are fairly minor. If the proposed practical expedient mentioned above will be adopted and elected, and therefore good and services embedded in the charter contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

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

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 utilizing the modified retrospective approach and is expecting that the adoption will not have an effect on its financial statements since the Company has chartered its vessels since inception in time charter agreements and in this respect revenue is accounted under ASC 840 Leases. The Company also operates certain of its vessels under voyage contracts, contracts for which currently revenue is recognized ratably from when a vessel becomes available for loading to the completion of the discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence. Upon adoption, the Company will recognize revenue ratably from the vessel’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The estimated impact of the adoption of this standard is expected to be a minimal change in operating revenues and expenses and net income/ (loss).

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	52	Chairman, Chief Executive Officer and Director
Leonidas Korres	42	Chief Financial Officer
Vasiliki Papaefthymiou	49	Secretary
Anna Kalathakis	47	Director, Senior Vice President — Legal Risk Management
George Galatis	54	Director
Brigitte Noury	71	Director
Ted C. Petrone	62	Director
Nikolaos Veraros, CFA	47	Director
Eleni Warren	68	Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Maritime Holdings Inc. (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership, since October 2014 and the Chairman and Chief Executive Officer of Navios Maritime Containers Inc (N-OTC: NMCI), an affiliated corporation since April, 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the non-executive Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

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

Eleni Warren has served as a member of our Board of Directors since June 2017. She is a lawyer by training with more than 35 years of experience in banking and financial services. Mrs. Warren joined V&P Law Firm (the predecessor to the firm now known as PPT Legal) in 1986, where she was partner from 2011 until April 2017. From 1986 Mrs. Warren was in-house legal advisor of Credit Commercial de France S.A., Athens. She was also the head of the Compliance Department of that bank for several years, overseeing compliance with the basic principles and criteria applicable to credit and financial institutions supervised by the Bank of Greece and with the internal rules applied by the Head Office of HSBC France (ex Credit Commercial de France S.A.). From 1981 to 2017, Mrs. Warren was a member of the Athens Bar. She obtained her law degree from the Law School of the University of Athens and also holds a bachelor degree in Political Sciences from Athens Pantion University. Mrs. Warren is an independent director.

B.	Compensation

Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our Board of Directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

For the year ended December 31, 2017 the compensation paid, in the aggregate, to our executive officers and directors was $0.4 million.

In December 2017, Navios Acquisition authorized and issued, in the aggregate, 1,774,915 restricted shares of common stock, to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

In October 2013, Navios Acquisition authorized and issued, in the aggregate, 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock, having an exercise price of $3.91 per share, to its directors and/or officers. These awards of restricted common stock and stock options are based on service conditions only and vest over three years.

There were 1,774,915 Shares of restricted common stock that were outstanding and not vested as of December 31, 2017.

In December 2016 and during 2017, the Compensation Committee of Navios Acquisition authorized and approved an aggregate cash payment of $2.8 million subject to fulfillment of certain service conditions that were provided and completed during 2017 and an additional $1.8 million to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2018. As of December 31, 2017 and 2016 an accrued amount of $1.7 million and $0.8 million is included in accrued legal and professional fees. The total amount of $2.8 million, $4.0 million and $2.8 million was recorded in general and administrative expenses on the statements of income for the years ended December 31, 2017, 2016 and 2015, respectively.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, currently consisting of George Galatis Brigitte Noury, and Eleni Warren, will expire at our 2018 annual meeting of stockholders. The term of office of the second class of directors, consisting of Ted C. Petrone and Nikolaos Veraros, will expire at our 2019 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2020 annual meeting of stockholders, as their term was renewed for three years at our 2017 annual meeting.

Director Independence

Our Board of Directors has determined that Messrs. Veraros, Galatis, Ms. Noury and Ms. Warren are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

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

Audit committee

Our audit committee consists of Mr. Veraros, Mr. Galatis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE, and our Board of Directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

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

Compensation committee

The board of directors has established a compensation committee of two independent directors, Mr. Veraros, who serves as Chairman, and Mr. Galatis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.

Code of conduct and ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the NYSE.

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings, Navios Partners, Navios Midstream and Navios Containers.

•	Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, Navios Partners, Navios Midstream and Navios Containers. In addition, Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments, Ltd. Ted C. Petrone, a member of our Board of Directors, is the vice chairman of Navios Corporation, a subsidiary of Navios Holdings. Mr. Veraros is a senior analyst at Investments & Finance, Ltd., an investment banking firm specializing in the shipping industry. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

•	We entered a Management Agreement, initially set to expire on May 28, 2015, with a subsidiary of Navios Holdings, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 for fixed daily fees.

•	Pursuant to an amendment to the Management Agreement dated as of May 19, 2016, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2016, through May 2018, at a daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC.

•	We entered into an Administrative Services Agreement with Navios Holdings, initially set to expire on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

•	On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount of $55.1 million.

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

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian, Ukrainian and Croatian officers and Filipino seamen. The Manager is responsible for selecting its Greek officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Holdings also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Stockholders and Related Party Transactions.”

E.	Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 147,086,141 shares of common stock outstanding as of March 31, 2018, of our common stock held by Navios Holdings, each of our officers and directors (who own in excess of 1% of our outstanding shares of common stock) and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	65,301,220	(2)	44.4%
Angeliki Frangou(3)	6,597,543		4.4%
All of our officers and directors as a group(3)	7,410,716		4.99%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, Stathis Loizos and George Malanga. Shares of common stock are beneficially owned through Alpha Merit Corporation, a wholly-owned subsidiary of Navios Holdings.
(3)	Includes 1,502,628 shares held by Amadeus Maritime S.A. that may be deemed to be beneficially owned by Ms. Frangou and 1,500,000 options vested but not yet exercised.

Item 7. Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 147,086,141 shares of common stock outstanding as of March 31, 2018 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of April 2, 2018 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	65,301,220	(4)	44.4%
A. Lawrence Carroll Trust(2)	14,325,000		9.7%
Invesco Ltd. (3)	7,527,166		5.1%

(1)	The business address of the reporting person is offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D/A filed with the SEC on November 28, 2017.
(2)	The business address of the reporting person is 415 L’Ambiance Drive, #804, Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A filed with the SEC on February 2, 2018.
(3)	The business address of the reporting person is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309. The foregoing information was derived from a Schedule 13G filed with the SEC on February 14, 2018.
(4)	Beneficially owned through Alpha Merit Corporation, a wholly-owned subsidiary of Navios Holdings.

B.	Related Party Transactions

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

The effect of compensation expense arising from the stock based arrangements described above amounted to $0, $0.9 million and $2.4 million for the years ended December 31, 2017, 2016 and 2015, respectively, and was reflected in general and administrative expenses on the statements of income. The recognized compensation expense for the year was presented as an adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

On October 24, 2016, 2015 and 2014, 700,005, 700,001 and 699,994 shares of restricted stock, respectively, were vested.

On each of October 24, 2016, 2015 and 2014, 500,000 stock options were vested. Accordingly, there were no non-vested shares of restricted stock and no non-vested stock options outstanding as of December 31, 2017 and December 31, 2016.

The weighted average contractual life of stock options outstanding as of December 31, 2017 was 5.8 years.

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years, starting in December 2018.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $1.18 per share (or total fair value of $2.1 million).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $0.06 million, as of December 31, 2017, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $2.0 million as of December 31, 2017 and is expected to be recognized over the weighted average contractual life of stock options of 4.0 years.

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

On September 30, 2016, December 30, 2016, February 16, 2017 and May 5, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143, 6,446 and 412 general partnership interests, respectively, for an aggregate consideration of $0.2 million in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0.05 million and $0.2 million was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2017 and December 31, 2016, respectively.

The Navios Holdings Credit Facilities

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. “Navios Logistics”, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount with a payment of $55.1 million. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. As of December 31, 2017 and December 31, 2016, the outstanding receivable balance of $0 and $50.7 million, respectively, consisted of the drawdown of $50.0 million on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $1.2 million, respectively, included in the consolidated balance sheets under “Due from related parties, long-term”. The arrangement fee was deferred and amortized using the effective interest rate method.

Total interest income, including amortization of deferred fees, for the year ended December 31, 2017 and December 31, 2016 amounted to $4.5 million and $1.3 million, respectively.

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

Total management fees for each of the years ended December 31, 2017, 2016 and 2015 amounted to $95.0 million, $97.9 million and $95.3 million, respectively.

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

For each of the years ended December 31, 2017, 2016 and 2015 the expense arising from administrative services rendered by Navios Holdings amounted to $9.0 million, $9.4 million and $7.6 million, respectively.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements. See Note 8 for the investment in Navios Europe I.

Balance due from Navios Europe I as of December 31, 2017 amounted to $19.4 million (December 31, 2016: $12.3 million) which included the Navios Revolving Loans I of $11.8 million (December 31, 2016: $7.1 million), the non-current amount of $3.2 million (December 31, 2016: $2.2 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $4.5 million (December 31, 2016: $2.9 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2017, there was no amount undrawn under the Navios Revolving Loans I.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 8 for the investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2017 amounted to $31.1 million (December 31, 2016: $16.4 million) which included the Navios Revolving Loans II of $20.7 million (December 31, 2016: $11.6 million), the non-current amount of $3.8 million (December 31, 2016: $2.1 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $6.7 million (December 31, 2016: $2.7 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2017, the amount undrawn under the Navios Revolving Loans II was $15.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $15.0 million.

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

Navios Containers Omnibus Agreement

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop Agreements

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in the first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates. The Company has recognized a liability of $16.4 million ($0 for the same period in 2016), under “Time charter and voyage expenses” in the consolidated statements of operations for the year ended December 31, 2017, which the Company believes represents a reasonable estimate of the loss for the backstop agreements. In the first quarter of 2018 the Company paid $16.4 million to Navios Midstream. The backstop commitment for Shinyo Kannika terminated following the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

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

Sale of Nave Galactic

On March 15, 2018, Navios Acquisition agreed to sell to Navios Midstream the Nave Galactic, a 2009 built VLCC vessel of 297,168 dwt, for a total sale price of $44.5 million the delivery of which completed on March 29, 2018. As of March 31, 2018, the estimated loss due to the sale is expected to be approximately $0.3 million.

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

On February 3, 2017, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2016 of $0.05 per share of common stock payable on March 14, 2017 to stockholders of record as of March 7, 2017. A dividend in the aggregate amount of $7.9 million was paid on March 14, 2017 out of which $7.5 million was paid to the stockholders of record as of March 7, 2017 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On May 12, 2017, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2017 of $0.05 per share of common stock payable on June 14, 2017 to stockholders of record as of June 7, 2017. A dividend in the aggregate amount of $7,9 million was paid on June 14, 2017 out of which $7.5 million was paid to the stockholders of record as of June 7, 2017 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 9, 2017, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2017 of $0.05 per share of common stock payable on September 14, 2017 to stockholders of record as of September 7, 2017. A dividend in the aggregate amount of $7.9 million was paid on September 14, 2017 out of which $7.5 million was paid to the stockholders of record as of September 7, 2017 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On October 25, 2017, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2017 of $0.05 per share of common stock payable on December 12, 2017 to stockholders of record as of December 6, 2017. A dividend in the aggregate amount of $7.9 million was paid on December 12, 2017 out of which $7.5 million was paid to the stockholders of record as of December 6, 2017 and $0.4 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

For the years ended December 31, 2017 and December 31, 2016, Navios Acquisition had no outstanding Series B and Series D Preferred Stock. For the year ended December 31, 2015, Navios Acquisition paid dividend in the aggregate of $0.4 million to the holders of the Series B and Series D Preferred Stock.

On January 26, 2018, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2017 of $0.02 per share of common stock, which was paid on March 27, 2018 to stockholders of record as of March 22, 2018. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

B.    Significant Changes

Not Applicable.

Item 9. Listing Details

Our shares of common stock are traded on the NYSE under the symbol “NNA.”

The following table sets forth the high and low closing sales prices of Navios Acquisition’s common stock on the NYSE.

	Price Range Common Stock
	High	Low
Year Ended:
December 31, 2017	$2.08	$1.11
December 31, 2016	$2.83	$1.20
December 31, 2015	$4.33	$2.82
December 31, 2014	$4.85	$2.47
December 31, 2013	$4.50	$2.45
Quarter Ended:
March 31, 2018	$1.15	$0.68
December 31, 2017	$1.38	$1.11
September 30, 2017	$1.49	$1.14
June 30, 2017	$1.74	$1.40
March 31, 2017	$2.08	$1.60
December 31, 2016	$1.80	$1.22
September 30, 2016	$1.62	$1.20
June 30, 2016	$1.97	$1.52
March 31, 2016	$2.83	$1.55
Month Ended:
April 30, 2018 (through April 3, 2018)	$0.77	$0.75
March 31, 2018	$0.92	$0.75
February 28, 2018	$0.84	$0.68
January 31, 2018	$1.15	$0.78
December 31, 2017	$1.36	$1.11
November 30, 2017	$1.38	$1.25
October 31, 2017	$1.29	$1.22
September 30, 2017	$1.27	$1.21

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

•	Indenture, dated November 13, 2013, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Acquisition Agreement, dated April 8, 2010, between Navios Acquisition and Navios Holdings.

•	Management Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 4, 2012. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Management Agreement dated May 19, 2016. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Administrative Services Agreement, dated May 28, 2010, between Navios Acquisition and Navios Ship Management Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amendment to the Administrative Services Agreement dated May 14, 2014. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO.

•	Navios Containers Omnibus Agreement, dated June 8, 2017, between Navios Containers, Navios Holdings and Navios Partners.

•	Securities Purchase Agreement, dated July 18, 2010, between Navios Acquisition and Vanship Holdings Limited, entered into in connection with the VLCC Acquisition.

•	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank S.E. and Fortis Bank. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, between Navios Acquisition and Eurobank Ergasias S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Navios Acquisition and Norddeutsche Landesbank Girozentrale. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Navios Acquisition, DVB Bank SE and Emporiki Bank of Greece S.A. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for $40.0 million, dated September 7, 2010, between Navios Acquisition and Navios Holdings (the “Loan Agreement”). Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Letter Agreement Nr. 1 to the Loan Agreement, dated as of October 21, 2010, which provided that the loan would be a revolving facility.

•	Letter Agreement Nr. 2 to the Loan Agreement, dated November 8, 2011, pursuant to which Navios Holdings agreed to extend the maturity date from April 1, 2012 to December 31, 2014.

•	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014, between Navios Acquisition (through Tinos Shipping Corporation and Thera Shipping Corporation, its wholly-owned subsidiaries) and HSH Nordbank AG.

•	Loan Agreement between Navios Europe I, Navios Acquisition, Navios Holdings. and Navios Partners, as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 relating to a term facility of up to $10.0 million and a revolving facility of up to $24.1 million entered into for the purpose of partly financing the acquisition cost of ten vessels by the term facility and for providing additional working capital to Navios Europe I pursuant to the Master Agreement, dated December 13, 2013, between Navios Europe I and HSH Nordbank AG.

•	Term loan facility agreement of up to $132.4 million, dated July 18, 2014, with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Short term credit facility for up to $200.0 million, dated November 11, 2014, with Navios Holdings for general corporate purposes. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 17,544,300 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Form of Co-Investment Share Purchase Agreement, which was entered into by Navios Acquisition and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners for the purchase of an aggregate of 158,191 shares of common stock of Navios Acquisition for $2.85 per share in a private placement that was completed on February 26, 2013.

•	Registration Rights Agreement, dated February 26, 2013, between Navios Acquisition and Navios Holdings and the management investors party thereto. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 16,438,356 shares of common stock of Navios Acquisition for $3.65 per share in a private placement that was completed on May 21, 2013.

•	Registration Rights Agreement, dated May 21, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Securities Purchase Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings for the purchase by Navios Holdings of 12,897,013 shares of common stock of Navios Acquisition for $3.85 per share in a private placement that was completed on September 16, 2013.

•	Registration Rights Agreement, dated September 16, 2013, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	First Supplemental Indenture, dated January 8, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Second Supplemental Indenture, dated February 20, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Third Supplemental Indenture, dated March 31, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Fourth Supplemental Indenture dated May 28, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Fifth Supplemental Indenture dated December 4, 2014, among Navios Acquisition, Navios Acquisition Finance, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Backstop Agreement, dated November 18, 2014, with Navios Midstream providing for a backstop commitment relating to Shinyo Ocean and Shinyo Kannika and for three of the seven option vessels. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Navios Midstream General Partner Option Agreement, dated November 18, 2014, between Navios Acquisition and Navios Holdings. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Option Vessels Backstop Agreement, dated as of November 18, 2014, between Navios Midstream and Navios Acquisition. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, between Navios Acquisition (through Limnos Shipping Corporation, Paxos Shipping Corporation, Skyros Shipping Corporation, Thasos Shipping Corporation and Tilos Shipping Corporation, its wholly-owned subsidiaries) and Deutsche Bank AG Filiale Deutschlandgeschäft. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Acquisition, Navios Acquisition Finance (US) Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee.

•	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, between Navios Acquisition and BNP Paribas, dated December 18, 2015. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, by and between Navios Acquisition and Navios Maritime Holdings Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Loan Agreement for up to $70.0 million with Navios Maritime Holdings Inc., dated as of September 19, 2016. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Share Purchase Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. Please read “Item 7. Major Stockholders and Related Party Transactions” for a summary of certain contract terms.

•	Credit Agreement, dated January 31, 2017, among certain vessel-owning subsidiaries and ABN AMRO Bank N.V. Please read “Item 5. Operating and Financial Review and Prospects” for a summary of certain contract terms.

•	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed on August 17, 2017, and hereby incorporated by reference).

•	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K, filed on August 17, 2017, and hereby incorporated by reference).

•	$71.5 million new term loan facility

•	Bareboat charters and Memoranda of Agreement, by and among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (filed as an exhibit to this report).

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

U.S. Source International Transportation Income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S. Source International Transportation Income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (presently imposed at a 21.0% rate) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for exemption from tax under Section 883 of the Code.

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

The Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is currently “primarily traded” on the NYSE.

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

Alpha Merit Corporation (a Marshall Islands corporation) owns approximately 43.0% of our common stock. Navios Holdings (a Marshall Islands corporation) currently owns 100% of Alpha Merit Corporation. For more than half the days during 2017, Navios Holdings directly owned approximately 43.0% of our common stock for U.S. federal income tax purposes. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we anticipate that we will not be subject to the 5% Override Rule. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that we will not be subject to the 5% Override Rule in the future. Effective as of January 1, 2018, Alpha Merit Corporation became a disregarded entity of Navios Holdings for U.S. federal income tax purposes, and therefore, Navios Holdings is treated for U.S. federal income tax purposes as directly owning approximately 43.0% of our common stock.

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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. Source International Transportation Income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. Source International Transportation Income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a 21.0 rate%. In addition, we may be subject to the 30% “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 37.0%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2017, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because the common stock of Navios Acquisition was traded on the NYSE during 2017, dividends paid during 2017 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate. However if the NYSE were to delist our shares from trading on its exchange, future dividends may not constitute qualified dividend income. See “Risk Factors” above.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2017 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2018 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011 through 2017 taxable years and we do not believe that we will be treated as a PFIC for 2018 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for taxable years 2011 through 2017 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Controlled Foreign Corporation

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2017, we believe that tax rules recently enacted by the Tax Cuts and Jobs Act may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Navios Acquisition’s status as a CFC depends in large part on the percentage of our equity held by Navios Holdings (either directly or indirectly through Alpha Merit Corporation), whether one or more U.S. Holders own 10.0% or more (by vote or value) of the equity of Navios Acquisition, and various other factors. Any U.S. Holder of Navios Acquisition or Navios Holdings that owns 10% or more (by vote or value) of the equity of Navios Acquisition or Navios Holdings, as the case may be, should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Acquisition being treated as a CFC.

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

Certain Information Reporting Requirements

Individual U.S. Holders (and to the extent specified in applicable Treasury Regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our common stock, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury Regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our common stock, unless such common stock is held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

U.S. Backup Withholding Tax and Related Information Reporting Requirements

In general, dividend payments and payments of proceeds from the disposition of our common stock made to a non-corporate U.S. Holder may be subject to information reporting requirements. Such payments may also be subject to backup withholding tax (currently at a rate of 24%) if you are a non-corporate U.S. Holder and you:

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2017, the value of U.S. dollar decreased by approximately 12.3% as compared to the Euro.

Interest Rate Risk

In each of December 31, 2017 and 2016, Navios Acquisition had a total of $1.1 billion, in short term and long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2017, 2016 and 2015 we paid interest on our outstanding debt at a weighted average interest rate of 6.5%, 6.0% and 6.0%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2017, 2016 and 2015 by $4.3 million, $5.1 million and $4.9 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. Our major customers during 2015 were: Navig8, Shell and Mansel. For the year ended December 31, 2015, these three customers accounted for 35.2%, 13.6% and 10.8%, respectively, of Navios Acquisition’s revenue. Our major customers during 2016 were: Navig8, Shell and Mansel. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue. Our major customers during 2017 were: Navig8, Shell and Mansel. For the year ended December 31, 2017, Navig8, Mansel and Shell accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Shareholders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.    Disclosure Controls and Procedures

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2017, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Our audit committee currently consists of three independent directors, Mr. Veraros, Mr. Galatis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by the SEC. Mr. Veraros is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the NYSE. The code is available for review on our website at http://www.navios-acquisition.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2017 and 2016 were PricewaterhouseCoopers S.A. The audit fees for the audit for each of the years ended December 31, 2017 and 2016 were $0.2 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2017 and 2016.

Tax Fees

There were no tax fees billed in 2017 and 2016.

Other Fees

There were no other fees billed in 2017 and 2016.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2017 and 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices.

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-42 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Midstream for each of the years ended December 31, 2017, 2016 and 2015 are being provided as a result of Navios Midstream meeting a significance test pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Midstream for the year ended December 31, 2017 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010 and hereby incorporated by reference.)

1.2	Articles of Amendment to the Amended and Restated Articles of Incorporation (Previously filed as an exhibit to a Report on Form 6-K filed on February 10, 2011, and hereby incorporated by reference.)

1.3	By-laws (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.1	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.2	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.3	Specimen Warrant Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.4	Form of Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company and Navios Acquisition (Previously filed as an exhibit to a Report on Form 6-K filed on July 29, 2010, and hereby incorporated by reference.)

2.5	Certificate of Designation of the Series A Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on September 16, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2010, and hereby incorporated by reference.)

2.6	Certificate of Designation of the Series B Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on October 29, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

2.7	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2011, and hereby incorporated by reference.)

2.8	Indenture dated November 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on December 9, 2013, and hereby incorporated by reference.)

2.9	Certificate of Designation of the Series D Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on August 24, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on November 16, 2012, and hereby incorporated by reference.)

2.10	Form of Indenture (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-3 filed on November 21, 2016, and hereby incorporated by reference).

4.1	Form of Right of First Refusal Agreement among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.2	Repurchase Plan dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.3	Amended Co-Investment Shares Subscription Agreement dated April 8, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on April 12, 2010, and hereby incorporated by reference.)

4.4	Acquisition Agreement, dated April 8, 2010 between Navios Acquisition and Navios Holdings (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.5	Management Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.6	Administrative Services Agreement dated May 28, 2010 between Navios Acquisition and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.7	Acquisition Omnibus Agreement dated May 28, 2010 among Navios Acquisition, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.8	Midstream Omnibus Agreement dated November 18, 2014 among Navios Midstream, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference.)

4.9	Navios Containers Agreement dated June 8, 2017 among Navios Containers, Navios Acquisition, Navios Midstream, Navios Holdings and Navios Partners (Previously filed as an exhibit to a Report on Form 6-K filed on August 1, 2017, and hereby incorporated by reference.)

4.10	Securities Purchase Agreement dated July 18, 2010 between Navios Acquisition and Vanship Holdings Limited (Previously filed as an exhibit to a Report on Form 6-K filed on July 26, 2010, and hereby incorporated by reference.)

4.11	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.12	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed on June 4, 2010, and hereby incorporated by reference.)

4.13	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on November 9, 2010, and hereby incorporated by reference.)

4.14	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on January 12, 2012, and hereby incorporated by reference.)

4.15	Registration Rights Agreement dated May 26, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.16	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.17	Letter Agreement Nr. 1 to Loan Agreement, dated as of October 21, 2010 (Previously filed as an exhibit to a Report on Form 6-K filed on May 27, 2011, and hereby incorporated by reference.)

4.18	Letter Agreement Nr. 2 to Loan Agreement, dated November 8, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on November 15, 2011, and hereby incorporated by reference.)

4.19	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.20	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed on February 22, 2012, and hereby incorporated by reference.)

4.21	Facility Agreement for $51.0 million term loan facility, dated February 6, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.22	Loan Agreement between Navios Europe Inc., Navios Acquisition, Navios Maritime Holdings Inc. and Navios Maritime Partners L.P., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., a wholly owned subsidiary of Navios Acquisition, as arranger and Navios Holdings Europe Finance Inc., as security trustee, dated December 13, 2013 (Previously filed as an exhibit to a Report on Form 6-K filed on February 13, 2014, and hereby incorporated by reference.)

4.23	Amendment to the Management Agreement dated May 4, 2012 (Previously filed as an exhibit to a Report on Form 6-K filed on May 15, 2012, and hereby incorporated by reference.)

4.24	Term Loan Facility Agreement for $132.4 million loan facility, dated July 18, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.25	Short Term Credit Facility for up to $200.0 million, dated November 11, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F filed on March 30, 2015, and hereby incorporated by reference.)

4.26	Securities Purchase Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.27	Form of Co-Investment Share Purchase Agreement (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.28	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed on March 4, 2013, and hereby incorporated by reference.)

4.29	Securities Purchase Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.30	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on May 30, 2013, and hereby incorporated by reference.)

4.31	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.32	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on September 18, 2013, and hereby incorporated by reference.)

4.33	First Supplemental Indenture dated January 8, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.34	Second Supplemental Indenture dated February 20, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.35	Third Supplemental Indenture dated March 31, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on April 3, 2014, and hereby incorporated by reference.)

4.36	Fourth Supplemental Indenture dated May 28, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on August 12, 2014, and hereby incorporated by reference.)

4.37	Fifth Supplemental Indenture dated December 4, 2014 (Previously filed as an exhibit to a Report on Form 20-F filed on March 30, 2015, and hereby incorporated by reference.)

4.38	Backstop Agreement, dated November 18, 2014, with Navios Maritime Midstream Partners LP (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.39	Navios Midstream General Partner Option Agreement, dated November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.40	General Partner Option Agreement, dated as of November 18, 2014, with Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed on March 17, 2015, and hereby incorporated by reference.)

4.41	Amendment to the Management Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.42	Amendment to the Administrative Services Agreement dated May 14, 2014 (Previously filed as an exhibit to a Report on Form 6-K filed on May 22, 2014, and hereby incorporated by reference.)

4.43	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on November 13, 2015, and hereby incorporated by reference.)

4.44	Sixth Supplemental Indenture, dated November 17, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on January 6, 2016, and hereby incorporated by reference.)

4.45	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015 (Previously filed as an exhibit to a Report on Form 6-K filed on January 6, 2016, and hereby incorporated by reference.)

4.46	Loan Agreement for up to $70.0 million with Navios Maritime Holdings Inc., dated as of September 19, 2016 (Previously filed as an exhibit to a Report on Form 6-K filed on September 21, 2016, and hereby incorporated by reference.)

4.47	Share Purchase Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. (Previously filed as an exhibit to a Registration Statement on Form F-1 filed on October 27, 2014, and hereby incorporated by reference).

4.48	First Amendment to Share Purchase Agreement, dated October 25, 2016, between Navios Maritime Midstream Partners L.P. and Aegean Sea Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed on November 21, 2016, and hereby incorporated by reference).

4.49	Facility Agreement for $26.7 million term loan facility, dated January 31, 2017, among certain vessel-owning subsidiaries and ABN AMRO Bank N.V. (Previously filed as an exhibit to a Report on Form 20-F, filed on April 5, 2017, and hereby incorporated by reference).

4.50	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed on August 17, 2017, and hereby incorporated by reference).

4.51	Omnibus Agreement, effective as of June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc. and Navios Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K, filed on August 17, 2017, and hereby incorporated by reference).

4.52	Bareboat charters and Memoranda of Agreement, by and among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively.*

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.3	Financial statements of Navios Maritime Midstream Partners L.P. for the fiscal years ended December 31, 2017, 2016 and 2015.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2017, 2016 and 2015; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: April 5, 2018

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Navios Maritime Acquisition Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b) of the Company’s 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 5, 2018

We have served as the Company’s auditor since 2010.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	3	$81,151	$49,292
Restricted cash	3	5,307	7,366
Accounts receivable, net	4	12,810	20,933
Due from related parties, short term	15	13,931	25,047
Prepaid expenses and other current assets		6,534	4,644
Total current assets		119,733	107,282
Vessels, net	5	1,250,043	1,306,923
Goodwill	7	1,579	1,579
Other long-term assets		900	900
Deferred dry dock and special survey costs, net		20,871	10,172
Investment in affiliates	8,15	125,062	196,695
Due from related parties, long-term	8,15	54,593	80,068
Total non-current assets		1,453,048	1,596,337
Total assets		$1,572,781	$1,703,619
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	9	$3,862	$4,855
Accrued expenses	11	12,211	11,047
Due to related parties, short-term	8,15	17,107	—
Deferred revenue		5,028	8,519
Current portion of long-term debt, net of deferred finance costs	12	36,410	55,000
Total current liabilities		74,618	79,421
Long-term debt, net of current portion, premium and net of deferred finance costs	12	1,028,959	1,040,938
Deferred gain on sale of assets	5,15	6,729	7,829
Total non-current liabilities		1,035,688	1,048,767
Total liabilities		$1,110,306	$1,128,188
Commitments and contingencies	16	—	—
Puttable common stock 0 and 250,000 shares issued and outstanding with $0 and $2,500 redemption amount as of December 31, 2017 and December 31, 2016, respectively	17	—	2,500
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares issued and outstanding as of December 31, 2017 and December 31, 2016	17	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 152,107,905 and 150,582,990 issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	17	15	15
Additional paid-in capital	17	518,071	541,720
(Accumulated deficit)/ Retained earnings		(55,611)	31,196
Total stockholders’ equity		462,475	572,931
Total liabilities and stockholders’ equity		$1,572,781	$1,703,619

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Revenue	18	$227,288	$290,245	$313,396
Time charter and voyage expenses	15	(21,919)	(4,980)	(4,492)
Direct vessel expenses	15	(4,198)	(3,567)	(1,532)
Management fees (entirely through related party transactions)	15	(94,973)	(97,866)	(95,336)
General and administrative expenses	15,17	(13,969)	(17,057)	(15,532)
Depreciation and amortization	5,6	(56,880)	(57,617)	(57,623)
Interest income	8,15	10,042	4,767	1,683
Interest expenses and finance cost	12	(76,438)	(75,987)	(73,561)
Gain on sale of vessels	5,15	—	11,749	5,771
Equity/ (loss) in net earnings of affiliated companies	8	(46,657)	15,499	18,436
Other income		82	377	41
Other expense		(1,277)	(2,685)	(1,514)
Net (loss)/ income		$(78,899)	$62,878	$89,737
Dividend on preferred shares Series B		—	—	(78)
Dividend on preferred shares Series D		—	—	(281)
Dividend on restricted shares		(89)	(105)	(245)
Undistributed loss/ (income) attributable to Series C participating preferred shares		3,835	(3,058)	(4,337)
Net (loss)/ income attributable to common stockholders, basic	19	$(75,153)	$59,715	$84,796
Plus:
Dividend on preferred shares Series B		—	—	78
Dividend on preferred shares Series D		—	—	281
Dividend on restricted shares		—	105	245
Net (loss)/ income attributable to common stockholders, diluted	19	(75,153)	59,820	$85,400
Net (loss)/ income per share, basic	19	$(0.50)	$0.40	$0.57
Weighted average number of shares, basic		150,412,031	149,932,713	150,025,086
Net (loss)/ income per share, diluted	19	$(0.50)	$0.40	$0.56
Weighted average number of shares, diluted		150,412,031	150,736,156	153,300,395

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Operating Activities
Net (loss)/ income		$(78,899)	$62,878	$89,737
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	5,6	56,880	57,617	57,623
Amortization and write-off of deferred finance costs and bond premium	12	3,784	3,656	3,495
Gain on debt repayment		—	(350)	—
Amortization of dry dock and special survey costs		4,198	2,837	1,532
Stock based compensation	17	57	864	2,362
Gain on sale of vessels	5	—	(11,749)	(5,771)
Equity/ (loss) in earnings of affiliates, net of dividends received	8	56,923	(1,438)	(3,821)
Changes in operating assets and liabilities:
(Increase)/ decrease in prepaid expenses and other current assets		(2,390)	(479)	5,067
Decrease/ (increase) in accounts receivable		8,123	(6,731)	4,367
Decrease/ (increase) in due from related parties short-term		11,116	(7,210)	—
(Increase)/ decrease in restricted cash		(26)	224	(41)
Decrease/ (increase) in other long term assets		—	1,020	(1,230)
(Decrease)/ increase in accounts payable		(993)	2,102	1,246
Increase/ (decrease) in accrued expenses		1,164	1,245	(293)
Payments for dry dock and special survey costs		(14,897)	(3,828)	(6,598)
Increase/ (decrease) in due to related parties		17,107	—	(17,763)
Increase in due from related parties long-term		(12,730)	(7,638)	(16,476)
(Decrease)/ increase in deferred revenue		(3,475)	(75)	6,200
Net cash provided by operating activities		$45,942	$92,945	$119,636
Investing Activities
Loan repayment from affiliated companies	15	55,132	—	—
Acquisition of vessels	5	—	—	(163,791)
Net cash proceeds from sale of vessels	5,8	—	89,988	71,224
Investment in affiliates		(84)	(89)	(7,201)
Loans receivable from affiliates		(13,706)	(4,275)	(7,327)
Loan receivable from affiliate, net of issuance fee and costs	15	—	(49,342)	—
Dividends received from affiliates		11,036	7,223	2,585
Net cash provided by/ (used in) investing activities		$52,378	$43,505	$(104,510)
Financing Activities
Loan proceeds, net of deferred finance costs	12	49,764	—	192,930
Loan repayments	12	(84,196)	(105,531)	(140,861)
Dividend paid	10	(31,614)	(31,682)	(40,084)
Decrease/ (increase) in restricted cash		2,085	(750)	(130)
Payment to related party	15	—	—	(11,265)
Redemption of Convertible shares and puttable common stock	17	(2,500)	(4,000)	(5,500)
Acquisition of treasury stock	17	—	—	(9,904)
Net cash used in financing activities		$(66,461)	$(141,963)	$(14,814)
Net increase/ (decrease) in cash and cash equivalents		31,859	(5,513)	312
Cash and cash equivalents, beginning of year		49,292	54,805	54,493
Cash and cash equivalents, end of year		$81,151	$49,292	$54,805
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$71,966	$72,478	$70,130
Non-cash investing activities
Capitalized financing costs		$—	$—	$19
Investment in affiliates received upon sale of vessels		$—	$—	$27,111
Accrued interest on loan to affiliates		$2,643	$3,498	$1,357
Deferred gain on sale of assets		$—	$8,823	$8,971
Non-cash financing activities
Acquisition of vessels		$—	$—	$(914)
Due to related party		$—	$—	$(914)
Stock based compensation		$57	$864	$2,362

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Notes	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2014 (Revised)		4,540	$—	151,664,942	$15	$557,125	$(66,347)	$490,793
Conversion of preferred stock into puttable common stock	17	—	—	800,000	—	—	—	—
Redemption of puttable common stock	17	—	—	(150,000)	—	—	—	—
Conversion of preferred stock into common stock	17	(540)	—	172,800	—	—	—	—
Acquisition of treasury stock	17	—	—	(2,704,752)	—	(9,904)	—	(9,904)
Stock based compensation	17	—	—	—	—	2,362	—	2,362
Dividend paid/ declared	10	—	—	—	—	(8,727)	(23,390)	(32,117)
Net income		—	—	—	—	—	89,737	89,737
Balance, December 31, 2015		4,000	$—	149,782,990	$15	$540,856	$—	$540,871
Redemption of puttable common stock	17	—	—	(400,000)	—	—	—	—
Conversion of Series A preferred stock into common stock	17	(3,000)	—	1,200,000	—	—	—	—
Stock based compensation	17	—	—	—	—	864	—	864
Dividend paid/ declared	10	—	—	—	—	—	(31,682)	(31,682)
Net income		—	—	—	—	—	62,878	62,878
Balance, December 31, 2016		1,000	$—	150,582,990	$15	$541,720	$31,196	$572,931
Redemption of puttable common stock	17	—	—	(250,000)	—	—	—	—
Stock based compensation	17	—	—	1,774,915	—	57	—	57
Dividend paid/ declared	10	—	—	—	—	(23,706)	(7,908)	(31,614)
Net (loss)		—	—	—	—	—	(78,899)	(78,899)
Balance, December 31, 2017		1,000	$—	152,107,905	$15	$518,071	$(55,611)	$462,475

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and is listed on the NYSE under the symbol “NAP”. (Refer to Note 8, “Investment in affiliates”). Navios Midstream is a publicly traded master limited partnership which owns, operates and acquires crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On November 16, 2017, in accordance with the terms of the Navios Midstream Partnership Agreement all of the issued and outstanding 9,342,692 subordinated units of Navios Midstream converted into common units on a one-for-one basis. Following their conversion into common units, these units will have the same distribution rights as all other common units.

As of December 31, 2017, Navios Acquisition owned a 59.0% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

As of December 31, 2017, Navios Holdings had 42.9% of the voting power and 46.2% of the economic interest in Navios Acquisition.

As of December 31, 2017, Navios Acquisition had outstanding: 152,107,905 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

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

As of December 31, 2017, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2017	2016	2015
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Dream Limited	Vessel-Owning Company(3)	Hong Kong	—	—	1/1 - 6/17
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sikinos Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	—	—	1/1 - 6/17
Kerkyra Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	The vessel Nave Galactic was sold to Navios Midstream on March 29, 2018 (see Note 22).

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(g) Restricted Cash: As of December 31, 2017 and 2016, restricted cash consisted of $5,307 and $7,366, respectively, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

(h) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(i) Other long term assets: As of December 31, 2017 and 2016, the amounts shown as other long term assets reflected the advances of $900 and $900, respectively, to certain unrelated counterparties for working capital purposes as per charters entered with them.

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

(l) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest amounted to $0, $0 and $104 as of December 31, 2017, 2016 and 2015, respectively.

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

During the fourth quarter of fiscal 2017, management concluded that, market rates decreased during the year and events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2018 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.6% based on the fleet historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2017, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

There was no impairment loss was recognized for the years ended December 31, 2017, 2016 and 2015, respectively.

(n) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining loan facilities and are presented as a deduction from the corresponding liability, consistent with debt discount. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred finance costs for each of the years ended December 31, 2017, 2016 and 2015 was $3,905, $3,501 and $3,183, respectively.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statements of operations in the depreciation and amortization line item. The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. If a vessel purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2017 and 2016, Navios Acquisition did not have any intangible assets or liabilities.

Management, after considering various indicators performed impairment tests on asset groups which included intangible assets and liabilities as described in paragraph (m) above. As of December 31, 2017 and 2016, there was no impairment of intangible assets.

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

Navios Acquisition evaluates its investments in Navios Midstream, Navios Europe I Inc. (“Navios Europe I”) and Navios Europe II Inc. (“Navios Europe II”) for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Midstream, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Midstream, Navios Europe I and Navios Europe II for a period of time sufficient to allow for any anticipated recovery in fair value.

As of June 30, 2017, the Company considered the decline in fair value of its investment in Navios Midstream as “other-than- temporary” and therefore, recognized a non-cash loss of $59,104 based on its quoted unit price of $9.36, as of June 30, 2017. The respective loss was included in “Equity/ (loss) in net earnings of affiliated companies” in the accompanying consolidated statement of Operations.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2017, 2016 and 2015, the amortization expense was $4,198, $2,837 and $1,532, respectively. Accumulated amortization as of December 31, 2017 and 2016 amounted to $8,360 and $4,995, respectively.

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

(u) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the Management Agreement dated May 28, 2010, as recently amended in May 2016, and are included as part of the daily fee of $6.35 for each MR2 product tanker and chemical tanker vessel, $7.15 per LR1 product tanker vessel and $9.5 per VLCC vessel. (See Note 15).

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 amounted to $918, $7,603 and $32,060, respectively.

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

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $46,626, $50,832 and $43,406, for the years ended December 31, 2017, 2016 and 2015, respectively.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees, brokerage commissions and the reasonable estimate of the loss for backstop agreements. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred.

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

Credit risk: Navios Acquisition closely monitors its exposure to customers and counterparties for credit risk. Navios Acquisition has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Acquisition. When negotiating on behalf of Navios Acquisition various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. For the year ended December 31, 2017, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Group of Companies (“Navig8”), Mansel LTD (“Mansel”) and Shell Tankers Singapore Private LTD (“Shell”), which accounted for 31.9%, 14.3% and 13.7%, respectively. For the year ended December 31, 2016, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell and Mansel, which accounted for 33.0%, 20.0% and 14.7%, respectively. For the year ended December 31, 2015, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell and Mansel, which accounted for 35.2%, 13.6% and 10.8%, respectively.

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

(y) Earnings per Share: Basic earnings per share is computed by dividing net income attributable to Navios Acquisition’s common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and preferred shares and the stock options) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period.

Net (loss)/ income for the years ended December 31, 2017, 2016 and 2015 was adjusted for the purposes of earnings per share calculation, for the dividends on the Series B Preferred Shares, the Series D Preferred Shares, the restricted common stock and for the undistributed income that is attributable to the Series C Convertible Preferred Stock.

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

The effect of compensation expense arising from the restricted shares and stock options described above amounted to $0, $864 and $2,362 as of December 31, 2017, 2016 and 2015, respectively, and it is reflected in general and administrative expenses on the statements of operations.

There were no shares of restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2017.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On October 24, 2016, 2015 and 2014, 700,005, 700,001 and 699,994 shares of restricted stock that had been granted in October 2013, respectively, were vested. Accordingly, there were no unvested restricted shares outstanding as of December 31, 2017 and as of December 31, 2016.

On each of October 24, 2016, 2015 and 2014, 500,000 stock options were vested. Accordingly, there were no unvested stock options outstanding and non-vested as of December 31, 2017 and as of December 31, 2016.

The weighted average contractual life of stock options outstanding as of December 31, 2017 was 5.8 years.

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $1.18 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $57, as of December 31, 2017, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no shares of restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2017.

Restricted Stock outstanding and not vested amounted to 1,774,915 shares as of December 31, 2017.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $2,038 as of December 31, 2017 and is expected to be recognized over the weighted average period of 4.0 years.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2017	December 31, 2016
Cash on hand and at banks	$60,088	$39,286
Short-term deposits	21,063	10,006
Total cash and cash equivalents	$81,151	$49,292

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

In restricted cash there was an amount of $5,307 for 2017 and $7,366 for 2016 held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$12,810	$20,933
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$12,810	$20,933

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

NOTE 5: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2015	$1,590,332	$(148,697)	$1,441,635
Additions	—	(57,617)	(57,617)
Disposals (including vessels held for sale)	(85,319)	8,224	(77,095)
Balance at December 31, 2016	$1,505,013	$(198,090)	$1,306,923
Additions	—	(56,880)	(56,880)
Balance at December 31, 2017	$1,505,013	$(254,970)	$1,250,043

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

On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35,768 and prepaid $16,372 being the respective tranche of the HSH Nordbank AG facility that was drawn to finance its acquisition. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4,847.

On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35,771 and prepaid $16,372 being the respective tranche of the HSH Nordbank AG facility that was drawn to finance its acquisition. As of June 30, 2016, the vessel was classified as held for sale as the relevant criteria for the classification were met. The gain on sale of the vessel was $4,620.

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

This gain is included in “Gain on sale of vessels” in the consolidated statements of operations. Navios Midstream was deconsolidated from the date of its IPO. Refer to Note 8, “Investment in affiliates”.

For the years ended December 31, 2017, 2016 and 2015, capitalized interest amounted to $0, $0 and $104, respectively.

NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL

As of December 31, 2017 and 2016, Navios Acquisition did not have any intangible assets or liabilities.

Amortization (expense) /income of favorable and unfavorable lease terms for the years ended December 31, 2017, 2016 and 2015 is presented in the following table:

	December 31, 2017	December 31, 2016	December 31, 2015
Unfavorable lease terms	$—	$—	$317
Favorable lease terms charter-out	—	—	(776)
Total	$—	$—	$(459)

NOTE 7: GOODWILL

Goodwill as of December 31, 2017 and December 31, 2016 amounted to:

Balance at January 1, 2016	$1,579
Balance at December 31, 2016	$1,579
Balance at December 31, 2017	$1,579

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 8: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). Effective November 2014 and as of December 31, 2017, Navios Holdings, Navios Acquisition and Navios Partners had a voting interest of 50%, 50% and 0%, respectively.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that the Company is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

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

As of December 31, 2017 and December 31, 2016, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $24,147 and $18,268, respectively, which represented the Company’s carrying value of its investment of $4,750 (December 31, 2016: $5,967) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $14,944 (December 31, 2016: $9,356), which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $4,453 (December 31, 2016: $2,945) which is included under “Due from related parties, short-term”. Refer to Note 15 for the terms of the Navios Revolving Loans I.

Loss of $274, and income of $1,302 and $1,294 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $4,034, and $4,710, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0 and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a “VIE” and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

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

As of December 31, 2017, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $37,741 (December 31, 2016: $22,287), which represented the Company’s carrying value of the investment of $6,650 (December 31, 2016: $5,894), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $24,412 (December 31, 2016: $13,652), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $6,679 (December 31, 2016: $2,741), which is included under “Due from related parties, short-term”. Refer to Note 15 for the terms of the Navios Revolving Loans II.

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2017 was $2,456. Loss of $22 in total and a total income of $1,317 were recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2016 and 2015, respectively.

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2017, and December 31, 2016 the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $7,011 and $7,953, respectively.

Navios Midstream

On October 13, 2014, the Company formed Navios Midstream under the laws of Marshall Islands. Navios Maritime Midstream Partners GP L.L.C. (the “Navios Midstream General Partner”), a wholly owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest.

In connection with the IPO of Navios Midstream in November 2014, Navios Acquisition sold all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net cash proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream to the Navios Midstream General Partner.

The Company evaluated its investment in Navios Midstream (NYSE: NAP) under ASC 810 and concluded that Navios Midstream is not a “VIE”. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model. As of the IPO date, Navios Acquisition, as the general partner, delegated all its powers to the board of directors of Navios Midstream and does not have the right to remove or replace the elected directors from the board of directors. Elected directors were appointed by the general partner, but as of the IPO date are deemed to be elected directors. The elected directors represent the majority of the board of directors of Midstream and therefore, the Company concluded that it does not hold a controlling financial interest in Navios Midstream but concluded that it does maintain significant influence and deconsolidated the vessels sold as of the IPO date.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the deconsolidation of Navios Midstream, the Company accounts for all of its interest in the general partner and in each of the common and subordinated units under the equity method of accounting.

In connection with the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015, Navios Acquisition received 1,592,920 Subordinated Series A Units of Navios Midstream, as part of the sales price. In conjunction with the transaction, Navios Midstream also issued 32,509 general partner units to the General Partner for $551, in order for the General Partner to maintain its 2.0% general partnership interest. The Company analyzed its investment in the subordinated Series A units and concluded that this is to be accounted for under the equity method on the basis that the Company has significant influence over Navios Midstream. The Company’s investment in the subordinated Series A units was fair valued at $17.02 per unit, in total $27,111 on the date of the sale of the vessels to Navios Midstream.

On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25,000.

On September 30, 2016, December 30, 2016, February 16, 2017 and May 5, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143, 6,446 and 412 general partnership interests, respectively, for a consideration of $75, $14, $79 and $5, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $54 and $246 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2017 and December 31, 2016, respectively.

On November 16, 2017, in accordance with the terms of the Navios Midstream Partnership Agreement all of the 9,342,692 subordinated units of Navios Midstream converted into common units on a one-for-one basis. Following their conversion into common units, these units will have the same distribution rights as all other common units.

As of December 31, 2017, the Company owned a 2.0% general partner interest in Navios Midstream through the Navios Midstream General Partner and a 57.0% limited partnership interest through the ownership of common units (49.5%) and subordinated series A units (7.5%), based on all of the outstanding common, subordinated and general partner units.

For the year ended December 31, 2017, 2016 and 2015, total equity method income from Navios Midstream recognized in “Equity/ (loss) in net earnings of affiliated companies” was $10,265, $14,219 and $15,825, respectively. Dividends received during the year ended December 31, 2017, 2016 and 2015 were $21,301, $21,283 and $17,202, respectively.

As of December 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Midstream was $113,662 and $184,834, respectively. As of June 30, 2017 the fair value of our investment in Navios Midstream has been below its carrying value for a period over twelve months, due to the decline in the quoted price of the common units of Navios Midstream. During the year ended December 31, 2017, the Company recognized a non-cash OTTI loss of $59,104 relating to its investment in Navios Acquisition and the amount was included in “Equity/ (loss) in net earnings of affiliated companies”.

As of December 31, 2017 the market value of the investment in Navios Midstream was $120,007.

Accounting for basis difference

The initial investment in Navios Midstream following the completion of the IPO recorded under the equity method of $183,141, as of the deconsolidation date included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets, which amounted to $20,169. Of this difference, an amount of $(332) was allocated on the intangibles assets and $20,501 was allocated on the tangible assets. This difference is amortized through “Equity / (loss) in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In connection with the sale of the Nave Celeste and the C. Dream, the Company recognized its incremental investment upon the receipt of the Subordinated series A units in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangible assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

As of December 31, 2017 and December 31, 2016, the unamortized difference between the carrying amount of the investment in Navios Midstream and the amount of the Company’s underlying equity in net assets of Navios Midstream was $37,158 and $21,221, respectively. As a result of the other-than-temporary-impairment loss recorded as at June 30, 2017, the Company has recomputed a negative difference which is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2017			December 31, 2016
Balance Sheet	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$37,086	$19,185	$16,882	$52,791	$10,785	$16,916
Current assets	$62,551	$22,417	$28,403	$61,087	$15,980	$19,487
Non-current assets	$393,996	$145,940	$195,784	$414,694	$169,925	$232,363
Current liabilities	$4,977	$21,284	$25,805	$6,143	$18,490	$24,126
Long-term debt including current portion, net of deferred finance costs and discount	$196,514	$75,472	$109,223	$197,176	$86,060	$119,234
Non-current liabilities	$195,839	$125,283	$164,276	$196,515	$155,387	$184,530

	Year Ended December 31, 2017			Year Ended December 31, 2016			Year Ended December 31, 2015
Income Statement	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II	Navios Midstream	Navios Europe I	Navios Europe II
Revenue	$83,052	$37,468	$38,633	$91,834	$40,589	$30,893	$83,362	$41,437	$20,767
Net income/ (loss) before non-cash change in fair value of Junior Loan	$14,631	$(20,778)	$(40,921)	$24,890	$(2,174)	$(25,062)	$27,072	$(1,347)	$1,673
Net income/ (loss)	$14,631	$9,762	$(9,086)	$24,890	$16,137	$(34,059)	$27,072	$(1,118)	$77,252

NOTE 9: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Creditors	$1,503	$1,625
Brokers	2,005	2,031
Professional and legal fees	354	1,199
Total accounts payable	$3,862	$4,855

NOTE 10: DIVIDENDS PAYABLE

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

On February 3, 2017, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2016 of $0.05 per share of common stock payable on March 14, 2017 to stockholders of record as of March 7, 2017. A dividend in the aggregate amount of $7,908 was paid on March 14, 2017 out of which $7,524 was paid to the stockholders of record as of March 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On May 12, 2017, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2017 of $0.05 per share of common stock payable on June 14, 2017 to stockholders of record as of June 7, 2017. A dividend in the aggregate amount of $7,904 was paid on June 14, 2017 out of which $7,520 was paid to the stockholders of record as of June 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 9, 2017, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2017 of $0.05 per share of common stock payable on September 14, 2017 to stockholders of record as of September 7, 2017. A dividend in the aggregate amount of $7,902 was paid on September 14, 2017 out of which $7,518 was paid to the stockholders of record as of September 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On October 25, 2017, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2017 of $0.05 per share of common stock payable on December 12, 2017 to stockholders of record as of December 6, 2017. A dividend in the aggregate amount of $7,900 was paid on December 12, 2017 out of which $7,516 was paid to the stockholders of record as of December 6, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

For the years ended December 31, 2017 and December 31, 2016, Navios Acquisition had no outstanding Series B and Series D Preferred Stock. For the year ended December 31, 2015, Navios Acquisition paid dividend in the aggregate of $359 to the holders of the Series B and Series D Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 11: ACCRUED EXPENSES

Accrued expenses as of December 31, 2017 and December 31, 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Accrued voyage expenses	$1,437	$1,369
Accrued loan interest	8,910	8,800
Accrued legal and professional fees	1,864	878
Total accrued expenses	$12,211	$11,047

In December 2016 and during 2017, the Compensation Committee of Navios Acquisition authorized and approved an aggregate cash payment of $2,805 subject to fulfillment of certain service conditions that were provided and completed during 2017 and an additional $1,805 to the directors and/or officers of the Company subject to fulfillment of certain service conditions in 2018. As of December 31, 2017 and 2016 an accrued amount of $1,675 and $750 is included in accrued legal and professional fees. The total amount of $2,805, $4,010 and $2,750 was recorded in general and administrative expenses on the statements of income for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 12: BORROWINGS

	December 31, 2017	December 31, 2016
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$71,500	$94,250
BNP Paribas S.A. and DVB Bank S.E.	56,250	60,750
Eurobank Ergasias S.A. $52,200	35,569	38,297
Eurobank Ergasias S.A. $52,000	33,654	36,102
Norddeutsche Landesbank Girozentrale	23,828	25,391
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	45,703	48,828
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	82,327	97,615
BNP Paribas $44,000	36,000	40,000
HSH $24,000	22,856	—
	1,077,687	1,111,233
Less: Deferred finance costs, net	(13,470)	(16,685)
Add: bond premium	1,152	1,390
Total borrowings	$1,065,369	$1,095,938
Less: current portion, net of deferred finance costs	(36,410)	(55,000)
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,028,959	$1,040,938

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

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2017.

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

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On October 27, 2016, Navios Acquisition reduced the facility by $16,000 through payment of $15,650 in cash being the balloon instalment for one of the six tranches, achieving a nominal benefit amount of $350. On January 27, 2017, Navios Acquisition repaid $16,000 being the balloon instalment for another of the remaining five tranches. As of December 31, 2017, an amount of $71,500 was outstanding.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2017, an amount of $56,250 was outstanding.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The amount of $35,569 was outstanding as of December 31, 2017, under this facility.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $33,654 was outstanding as of December 31, 2017, under this facility.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2017, an amount of $23,828 was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2017, an amount of $45,703 was outstanding.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26,650 under this credit facility with ABN AMRO Bank N.V., which was secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility was repayable in four equal consecutive quarterly installments of $650 each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan was in February 2018. The loan bore interest at LIBOR plus 400 bps per annum. In June, 2017, the Company prepaid the outstanding balance of $26,000 and an amount of $697 was written-off from the deferred finance costs. As of December 31, 2017, there was no outstanding amount under this facility and the loan matured in February 2018.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. Navios Acquisition prepaid $12,097 being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Lucida. Following the prepayment in January 2016, an amount of $214 was written-off from the deferred financing cost. As of December 31, 2017, an amount of $82,327 was outstanding under this facility.

On March 23, 2018, Navios Acquisition prepaid $26,770, being the respective tranche of the facility that was drawn to finance the Nave Equinox and the Nave Pyxis.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2017, the outstanding balance was $22,856.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 in aggregate, with a final balloon payment of $20,000 to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2017, an amount of $36,000 was outstanding under this facility.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility was repayable in 28 quarterly installments of $315 with a final balloon payment of $11,334 to be paid on the last repayment date. The facility bore interest at a rate of LIBOR plus 320 bps. The loan also required compliance with certain financial covenants. On October 4, 2016, Navios Acquisition sold the Nave Universe to an unaffiliated third party for net cash proceeds of $35,768. Navios Acquisition prepaid $16,372 being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Universe. On November 15, 2016, Navios Acquisition sold the Nave Constellation to an unaffiliated third party for net cash proceeds of $35,771. Navios Acquisition prepaid $16,372 being the respective tranche of the HSH Nordbank AG facility that was drawn to finance the acquisition of the Nave Constellation. Following these prepayments in 2016, an amount of $240 was written-off from the deferred financing cost. As of each December 31, 2017 and 2016, no amount was outstanding.

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

As of December 31, 2017, the Company was in compliance with its covenants.

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

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of December 31, 2017 for the next five years and thereafter and is based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

December 31, 2017
Long-Term Debt Obligations:
Year
December 31, 2018	37,712
December 31, 2019	100,751
December 31, 2020	119,410
December 31, 2021	720,637
December 31, 2022	56,740
December 31, 2023 and thereafter	42,437
Total	$1,077,687

Sale and Leaseback Agreement

On March 31, 2018, Navios Acquisition entered into a sale and leaseback agreement in order to refinance $71,500 outstanding on the existing facility on four product tankers. Navios Acquisition has a purchase obligation at the end of the lease term and under ASC 842-40, the transaction is expected to be accounted for as a failed sale and leaseback transaction and result in a finance lease. As a result of the refinancing, as of December 31, 2017, an amount of $32,771 was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”. The facility will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a final balloon payment of $35,750 to be repaid on the last repayment date. The facility matures in March 2024 and bears interest at LIBOR plus 305 bps per annum.

The agreement includes, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $1,000 per vessel; (ii) net worth higher from $125,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 80%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

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

	December 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$81,151	$81,151	$49,292	$49,292
Restricted cash	$5,307	$5,307	$7,366	$7,366
Ship mortgage notes and premium	$661,463	$572,214	$659,684	$571,597
Other long-term debt, net of deferred finance costs	$403,906	$407,687	$436,254	$441,233
Due from related parties, long-term	$54,593	$54,593	$80,068	$80,646

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company’s assets measured at fair value on a non-recurring basis were:

Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investment in affiliates	$120,007	$120,007	$—	$—

The Company recorded a non-cash OTTI loss of $59,104 on its investment in Navios Midstream during the year ended December 31, 2017. (Refer to Note 8, “Investment in affiliates”).

As of December 31, 2017 the carrying amount of the investment in Navios Midstream was $113,662.

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2017.

	Fair Value Measurements at December 31, 2017 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$81,151	$81,151	$—	$—
Restricted cash	$5,307	$5,307	$—	$—
Ship mortgage notes and premium	$572,214	$572,214	$—	$—
Other long-term debt(1)	$407,687	$—	$407,687	$—
Due from related parties, long-term(2)	$54,593	$—	$54,593	$—

	Fair Value Measurements at December 31, 2016 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$49,292	$49,292	$—	$—
Restricted cash	$7,366	$7,366	$—	$—
Ship mortgage notes and premium	$571,597	$571,597	$—	$—
Other long-term debt(1)	$441,233	$—	$441,233	$—
Due from related parties, long-term(2)	$80,646	$—	$80,646	$—

(1)	The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 14: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates is presented net of commissions) is as follows:

Amount
2018	$75,535
2019	10,837
2020	—
2021	—
2022	—
Thereafter	—
Total minimum lease revenue, net of commissions	$86,372

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70,000 secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. “Navios Logistics”, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount with a payment of $55,132. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. As of December 31, 2017 and December 31, 2016, the outstanding receivable balance of $0 and $50,661, respectively, consisted of the drawdown of $50,000 on September 20, 2016 net of the arrangement fee, upon deduction of the applicable expenses for the origination of the loan facility and the accrued interest of $1,240, respectively, included in the consolidated balance sheets under “Due from related parties, long-term”. The arrangement fee was deferred and amortized using the effective interest rate method. Total interest income, including amortization of deferred fees, for the year ended December 31, 2017 and December 31, 2016 amounted to $4,471 and $1,319, respectively.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Total management fees for each of the years ended December 31, 2017, 2016 and 2015 amounted to $94,973, $97,866 and $95,336, respectively.

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

For each of the years ended December 31, 2017, 2016 and 2015 the expense arising from administrative services rendered by Navios Holdings amounted to $9,000, $9,427 and $7,608, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II and Navios Holdings Credit Facility): Balance due from related parties as of December 31, 2017 and December 31, 2016 was $18,036 and $25,760, respectively, and included the short-term and long-term amounts due from Navios Holdings and Navios Midstream. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of December 31, 2017 and December 31, 2016 was $17,107 and $0, respectively, and mainly consisted of backstop commitments and other payables to Navios Midstream. In the first quarter of 2018, Navios Acquisition paid to Navios Midstream the amount of $16,391 concerning the backstop commitment.

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

Navios Containers Omnibus Agreement: In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Acquisition entered into an omnibus agreement with Navios Containers, Navios Midstream, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in the first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings, as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates. The Company has recognized a liability of $16,391 ($0 for the same period in 2016), under “Time charter and voyage expenses” in the consolidated statements of operations for the year ended December 31, 2017, which the Company believes represents a reasonable estimate of the loss for the backstop agreements. In 2018 the Company paid to Navios Midstream the amount of $11,489. The backstop commitment for Shinyo Kannika terminated following the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

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

The Company recognized its incremental investment in Navios Midstream, which amounted to $27,665 under “Investment in affiliates”. The investment was recognized at fair value at $17.02 per unit. The incremental investment included the Company’s share of the basis difference between the fair value and the underlying book value of Navios Midstream’s assets at the transaction date, which amounted to $2,554. Of this difference an amount of $(72) was allocated to the intangibles assets and $2,626 was allocated to the tangible assets. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Midstream’s tangible and intangible assets.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The transaction resulted in a gain on sale of $14,742, of which $5,771 was recognized at the time of sale in the statements of operations under “Gain on sale of vessels” and the remaining $8,971 representing profit of Navios Acquisition’s 60.9% interest in Navios Midstream has been deferred under “Deferred gain on sale of assets” and is being amortized over the vessels’ remaining useful life or until the vessels are sold. Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Midstream or (ii) the Company’s ownership interest in Navios Midstream is reduced.

In connection with the public offerings of common units by Navios Midstream, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Midstream. As of December 31, 2017 and 2016, the unamortized deferred gain for all vessels and rights sold totaled $7,708 and $8,823, respectively, of which an amount of $979 and $994, respectively, was included in “Deferred revenue”. For the years ended December 31, 2017, 2016 and 2015 Navios Acquisition recognized $1,116, $159 and $11 of the deferred gain, respectively, in “Equity/ (loss) in net earnings of affiliated companies”.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25,000. (Refer also to Note 8 “Investment in affiliates”).

On September 30, 2016, December 30, 2016, February 16, 2017 and May 5, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143, 6,446 and 412 general partnership interests, respectively, for a consideration of $75, $14, $79 and $5, respectively, in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $54 and $246 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2017 and December 31, 2016, respectively.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements. See Note 8 for the Investment in Navios Europe I.

Balance due from Navios Europe I as of December 31, 2017 amounted to $19,397 (December 31, 2016: $12,301) which included the Navios Revolving Loans I of $11,770 (December 31, 2016: $7,125), the non-current amount of $3,174 (December 31, 2016: $2,231) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $4,453 (December 31, 2016: $2,945) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2017, there was no amount undrawn under the Navios Revolving Loans I.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 8 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2017 amounted to $31,091 (December 31, 2016: $16,393) which included the Navios Revolving Loans II of $20,662 (December 31, 2016: $11,602), the non-current amount of $3,750 (December 31, 2016: $2,050) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $6,679 (December 31, 2016: $2,741) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2017, the amount undrawn under the Navios Revolving Loans II was $15,003, of which Navios Acquisition may be required to fund an amount ranging from $0 to $15,003.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 16: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Navios Midstream has currently entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provide for index linked charter rates or pool earnings as the case may be. Backstop commitments will be triggered if the actual rates achieved are below the backstop rates. The backstop commitment for Shinyo Kannika terminated following the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

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

NOTE 17: PREFERRED AND COMMON STOCK

Preferred Stock

Series A Convertible Preferred Stock

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption. The Series A shares of preferred stock were fully converted into 1,200,000 common stock that was issued on March 11, 2016.

Series B Convertible Preferred Stock

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

Series C Convertible Preferred Stock

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of each of December 31, 2017 and December 31, 2016 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

Series D Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Convertible Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Convertible Preferred Stock mandatorily converted into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. During 2015, Navios Acquisition redeemed, at certain dates through the holder’s put option, 400 shares of the Series D Convertible Preferred Stock and paid cash of $4,000 in total to the holder upon redemption. As a result of the redemptions, no shares of series D Convertible Preferred Stock are outstanding.

In addition at certain dates in 2015, 800 shares of Series D Convertible Preferred Stock were mandatorily converted into 800,000 shares of common stock. In conjunction with these conversions, the 800,000 shares of common stock were reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

As of each of December 31, 2017 and December 31, 2016, no shares of Series D Convertible Preferred Stock were outstanding

Common Stock and puttable common stock

As of December 31, 2017 and December 31, 2016, the following shares of puttable common stock were outstanding:

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2015	650,000	$6,500
Redemption of 400,000 shares of the puttable common stock	(400,000)	(4,000)
Balance at December 31, 2016	250,000	$2,500
Redemption of 250,000 shares of the puttable common stock	(250,000)	(2,500)
Balance at December 31, 2017	—	—

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

On January 17, 2017, Navios Acquisition redeemed, through the holder’s put option, 100,000 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption.

On May 8, 2017, Navios Acquisition redeemed, through the holder’s put option, 75,000 shares of puttable common stock and paid cash of $750 to the holder upon redemption.

On August 8, 2017, Navios Acquisition redeemed, through the holder’s put option, 50,000 shares of puttable common stock and paid cash of $500 to the holder upon redemption.

On October 2, 2017, Navios Acquisition redeemed, through the holder’s put option, 25,000 shares of puttable common stock and paid cash of $250 to the holder upon redemption. After this redemption there are no shares of puttable common stock outstanding.

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

As of December 31, 2017, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 152,107,905 were issued and outstanding.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The fair value of stock option grants was determined with reference to the option pricing model, and principally adjusted Black- Scholes models, using historical volatility, historical dividend yield, zero forfeiture rate, risk free rate equal to 10-year U.S. treasury bond and the simplified method for determining the expected option term since the Company did not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options was calculated at $0.79 per option (or $1,188). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of the grant.

The effect of compensation expense arising from the stock based arrangements described above amounted to $0, $864 and $2,362 for the years ended December 31, 2017, 2016 and 2015, respectively, and was reflected in general and administrative expenses on the statements of operations. The recognized compensation expense for the year was presented as an adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

With respect to the October 2013 grants, there were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2017.

On October 24, 2016, 2015 and 2014, 700,005, 700,001 and 699,994 shares of restricted stock, respectively, were vested. Accordingly, there were no unvested restricted shares outstanding as of December 31, 2017 and December 31, 2016.

On each of October 24, 2016, 2015 and 2014, 500,000 stock options were vested. Accordingly, there were no unvested stock options outstanding and non-vested as of December 31, 2017 and December 31, 2016.

The weighted average contractual life of stock options outstanding as of December 31, 2017 was 5.8 years.

In December 2017, Navios Acquisition authorized and issued in the aggregate 1,774,915 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $1.18 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $57, as of December 31, 2017, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2017.

Restricted Shares outstanding and not vested amounted to 1,774,915 shares as of December 31, 2017.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $2,038 as of December 31, 2017 and is expected to be recognized over the weighted average contractual life of stock options of 4.0 years.

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

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Asia	$140,177	$179,256	$208,690
Europe	34,653	40,237	40,147
United States	52,458	70,752	64,559
Total Revenue	$227,288	$290,245	$313,396

NOTE 19: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/ (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Net (loss)/ income for the years ended December 31, 2017, 2016 and 2015 was adjusted for the purposes of earnings/(loss) per share calculation, for the dividends on Series B Preferred Shares, Series D preferred shares, restricted shares and for the undistributed loss/ (income) that is attributable to Series C preferred stock.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Numerator:
Net (loss)/ income	$(78,899)	$62,878	$89,737
Less:
Dividend declared on preferred shares Series B	—	—	(78)
Dividend declared on preferred shares Series D	—	—	(281)
Dividend declared on restricted shares	(89)	(105)	(245)
Undistributed loss/ (income) attributable to Series C participating preferred shares	3,835	(3,058)	(4,337)
Net (loss)/ income attributable to common stockholders, basic	$(75,153)	$59,715	$84,796
Plus:
Dividend declared on preferred shares Series B	—	—	78
Dividend declared on preferred shares Series D	—	—	281
Dividend declared on restricted shares	—	105	245
Net (loss)/ income attributable to common stockholders, diluted	$(75,153)	$59,820	$85,400
Denominator:
Denominator for basic net (loss)/ income per share — weighted average shares	150,412,031	149,932,713	150,025,086
Series A preferred stock	—	232,787	1,200,000
Series B preferred stock	—	—	156,893
Series D preferred stock	—	—	647,758
Restricted shares	—	570,656	1,270,658
Denominator for diluted net (loss)/ income per share — adjusted weighted average shares	150,412,031	150,736,156	153,300,395
Net (loss)/ income per share, basic	$(0.50)	$0.40	$0.57
Net (loss)/ income per share, diluted	$(0.50)	$0.40	$0.56

Potential common shares of 9,267,640, for the year ended December 31, 2017 (which includes Series C Preferred Stock, stock options and restricted shares), 9,176,000, for the years ended December 31, 2016 (which includes Series C Preferred Stock and stock options) and December 31, 2015 (which includes Series S Preferred Stock and stock options) have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece. The amount included in Navios Acquisition’s statements of operations for each of the years ended December 31, 2017 and 2016, related to the Greek Tonnage tax was $616 and $612, respectively.

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

NOTE 21: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2017-09, “Compensation — Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of this new standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In January 2017, the FASB issued ASU 2017-03 “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Retrospective transition method is required. Early adoption is permitted for all entities. The Company currently presents changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the statement of cash flows. The Company currently plans to adopt this guidance from January 1, 2018.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. This update was adopted as from January 1, 2018 and applied on a retrospective basis. The Company has assessed each of the eight specific presentation issues and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASU 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease. ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

On March 28, the FASB tentatively approved the new practical expedient for lessors adopting the new leases standard.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The Company plans to early adopt the requirements of ASU 842, Leases, effective from January 1, 2018 and will elect the use of the practical expedients. Also, the Company plans to elect the transition method for adoption as described above.

The Company is continuing its assessment of this ASU. Based on a preliminary assessment, the Company is expecting that the adoption will not have a material effect on its financial statements since the Company is primarily a lessor and the changes are fairly minor. If the proposed practical expedient mentioned above will be adopted and elected, and therefore good and services embedded in the charter contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases and may identify additional impacts this guidance will have on its consolidated financial statements and disclosures. The Company currently does not have any other miscellaneous leases that are greater than 12 months and the Company is the lessee that would be impacted by the adoption of this standard.

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

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 utilizing the modified retrospective approach and is expecting that the adoption will not have an effect on its financial statements since the Company has chartered its vessels since inception in time charter agreements and in this respect revenue is accounted under ASC 840 Leases. The Company also operates certain of its vessels under voyage contracts, contracts for which currently revenue is recognized ratably from when a vessel becomes available for loading to the completion of the discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence. Upon adoption, the Company will recognize revenue ratably from the vessel’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The estimated impact of the adoption of this standard is expected to be a minimal change in operating revenues and expenses and net income/ (loss).

NOTE 22: SUBSEQUENT EVENTS

On January 26, 2018, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2017 of $0.02 per share of common stock which was paid on March 27, 2018 to stockholders of record as of March 22, 2018. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of March 31, 2018, the Company has repurchased 5,166,544 shares of common stock, for a total cost of approximately $4,242, out of which 5,021,764 shares of common stock have been cancelled.

On March 15, 2018, Navios Acquisition agreed to sell to Navios Midstream the Nave Galactic, a 2009 built VLCC vessel of 297,168 dwt, for a total sale price of $44,500 the delivery of which completed on March 29, 2018. As of March 31, 2018, the estimated loss due to the sale is expected to be approximately $340. In March 2018, Navios Acquisition agreed to extend the charter rate backstop of the Shinyo Kannika to the Nave Galactic.