Form 20-F
period 2018-12-31
Navios Maritime Acquisition CORP
filed 2019-04-19
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,280,927 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this

Annual Report. The consolidated statements of operations data for the years ended December 31, 2015 and December 31, 2014, and the consolidated balance sheet data as of December 31, 2016, 2015 and 2014, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

Statement of Income Data
(In thousands of U.S. dollars except per share and vessel data)	Year ended December 31, 2018	Year ended December 31, 2017		Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
Revenue	$187,946	$227,288		$290,245		$313,396		$264,877
Time charter expenses	(31,593)	(21,919)		(4,980)		(4,492)		(5,187)
Direct vessel expenses	(7,656)	(4,198)		(3,567)		(1,532)		(1,979)
Management fees (entirely through related party transactions)	(94,019)	(94,973)		(97,866)		(95,336)		(95,827)
General and administrative expenses	(18,569)	(13,969)		(17,057)		(15,532)		(14,588)
Depreciation and amortization	(56,307)	(56,880)		(57,617)		(57,623)		(67,718)
Interest income	7,998	10,042		4,767		1,683		720
Interest expense and finance cost	(77,975)	(76,438)		(75,987)		(73,561)		(78,610)
Bargain purchase gain	68,951	—		—		—		—
Impairment loss	—	—		—		—		(11,690)
Gain/ (loss) on sale of vessels	25	—		11,749		5,771		22,599
Change in fair value of other assets	—	—		—		—		(1,188)
Equity/ (loss) in net earnings of affiliated companies	(61,284)	(46,657)		15,499		18,436		2,000
Other income	28	82		377		41		280
Other expense	(3,918)	(1,277)		(2,685)		(1,514)		(642)
Net (loss)/ income	$(86,373)	$(78,899)		$62,878		$89,737		$13,047
Net (loss)/ income per share, basic	$(8.40)	$(7.50)		$6.00		$8.55		$1.20
Net (loss)/ income per share, diluted	$(8.40)	$(7.50)		$6.00		$8.40		$1.20

Balance Sheet Data (at period end)	Year Ended December 31, 2018	Year Ended December 31, 2017		Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014
Current assets, including cash	$103,978	$119,733		$107,282		$97,349		$89,528
Vessels, net	$1,383,605	$1,250,043		$1,306,923		$1,441,635		$1,375,931
Total assets	$1,627,384	$1,572,781		$1,703,619		$1,774,091		$1,697,014	(1),(2)
Long-term debt, including current portion, net of premium and deferred finance costs	$1,205,837	$1,065,369		$1,095,938		$1,197,583		$1,142,002	(1)
Series D Convertible Preferred Stock	$—	$—		$—		$—		$12,000
Total Stockholders’ equity	$380,352	$462,475		$572,931		$540,871		$490,793	(2)
Puttable common stock	$—	$—		$2,500		$6,500		$—
Common stock	$1	$1		$1		$1		$1
Number of shares	13,280,927	10,140,527		10,038,866		9,985,533		10,110,996
Dividends declared/ paid	$12,213	$31,614		$31,682		$32,117		$32,619
Cash Flow Data
Net cash (used in)/ provided by operating activities	$(38,709)	$45,968	(3)	$92,721	(3)	$119,677	(3)	$75,343	(3)
Net cash provided by/ (used in) investing activities	$79,813	$52,378		$43,505		$(104,510)		$(145,729)
Net cash (used in)/ provided by financing activities	$(80,953)	$(68,546	)(3)	$(141,213	)(3)	$(14,684	)(3)	$23,751	(3)
Cash dividends declared per common share	$1.20	$3.0		$3.0		$3.0		$3.0
Fleet Data:
Vessels at end of period	41	36		36		39		37

(1)	The total assets and long-term debt, including current portion, net of premium and deferred finance costs presented in this table have been revised to reflect the adoption of ASU 2015-03.
(2)

The total assets and total stockholders’ equity at December 31, 2014 have been revised to account for the investments in the common units of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), under the equity method.

(3)	Net cash (used in)/ provided by operating activities and net cash (used in)/ provided by financing activities presented in this table have been revised to reflect the adoption of ASU 2016-18.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown, the rise and continued expansion of shale oil production in the U.S. and extreme volatility that has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States, the future economic growth of China, Brazil, Russia, India and other emerging markets and changing oil production and consumption patterns due to efficiencies, new technologies and government policy changes are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products about equals current supply as a result of the steady global economic environment and a general global trend towards energy efficient technologies, which in combination with the limited availability of trade credit and an increasing supply of vessels, led to decreased demand for tanker vessels, creating downward pressure on charter rates. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily due to increased oil production worldwide. As a result, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose to above historically average rates. Oil prices bottomed as inventories reached high levels in the beginning of 2016 causing a general decline in charter rates for crude and product rates. Charter rates for both crude and product tankers rose at the end of 2018, due to the global economic expansion, declines in inventories of crude and products and high scrapping, particularly VLCCs. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products and any differences in supply and demand between regions;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other legal and regulatory developments, including the adoption of any limits on the consumption of carbon-based fuels due to climate change agreements or protocols;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments, including changes to trade policies;

•	embargoes and strikes; and

•	domestic and foreign tax policies.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management and low sulphur fuel consumption regulations.

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2019 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulphur reduction rules should increase trade in refined oil products.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 12% at the beginning of January 2019. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 12% as of the beginning of January 2019. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

“The United States becomes a net exporter of petroleum on a volume basis after 2020,” according to the 2019 Annual Energy Outlook published in January 2019 by the US Energy Information Agency. Similarly in the annual World Energy Outlook (November 2018),the International Energy Agency (“IEA”) sees two distinct phases in the outlook for oil production to 2040: To 2025 the United States provides around 75% of the global increase in production but that will plateau after that year. The United States produced a record 11.9 million barrels per day (MBPD) in November 2018 and will produce, according to the IEA, 18.5 MBPD in 2025 and 16.3 MBPD in 2040, making it the world’s largest oil producer from now until 2040 ahead of both Saudi Arabia and Russia. In its 2016

Medium Term Oil Market Report, the IEA said that the steep rise in shale oil and gas production is expected to push the country toward energy self-sufficiency. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The U.S. Energy Information Administration (“EIA”) statistics through November 2018, show that U.S. crude oil imports fell 1.6% to an average of 7.9 MBPD over the 8.0 MBPD in 2017, and the average imports are still below the 2005 peak of 10.1 MBPD. EIA statistics note that U.S. crude oil exports rose 72% to 1.9 MBPD through November 2018, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessels, which offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for certain of our existing older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of January 2019 is estimated at 228 vessels or 8% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as improved propulsion system or other technical measures, which purport to offer material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

A number of third party owners have ordered exhaust gas scrubbers for their vessels to comply with the coming IMO 2020 requirements to reduce sulphur emissions from fuel burned at sea, which may offer substantial bunker savings as compared to vessels without. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for certain of our existing vessels and expose us to lower vessel utilization and/or decreased charter rates.

As of January 14, 2019 there were about 5,024 tankers over 10,000 DWT, according to Clarksons Research services Limited. Owners have fitted or planned to fit scrubbers on 401 of these tankers or about 8% of the fleet. Fitting scrubbers will allow a ship to consume high sulphur fuel oil (“HSFO”) which is expected to be cheaper than the low sulphur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Generally the economics favor installing scrubbers on larger ships due to the increased fuel consumption of those ships but also depend on the availability of HSFO and the cost differential between it and LSFO. As such VLCCs are expected to retrofit or install scrubbers on about 15% of the fleet as opposed to about 3% of the fleet of tankers that are between 10,000 and 55,000 DWT. Savings from operating scrubber fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels of our fleet which may not have scrubbers. If the supply of such scrubber fitted vessel increases and if the differential between the cost of HSFO and LSFO remains high and if charterers prefer such vessels over our vessels, this may reduce demand for our existing vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes vessel speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of remote controlled or autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, and our ability to service our debt or make distributions to our unit holders and repurchases of common units. As a result, our results of operations and financial condition could be adversely affected.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2017, it has traded between a low of

610 and a high of 1,266; as of April 18, 2019, it stood at 653. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 476 and a high of 919 since January 2017 and stood at 576 as of April 18, 2019. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 10.5 million barrels per day in November 2018 and stood at 10.2 million barrels per day in February 2019. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 300% from 0.4 million barrels per day to about 2.6 million barrels per day at the end of January 2019. The U.S. has steadily increased its total petroleum product exports by about 435% to about 5.6 million barrels per day in January 2019 from one million barrels per day in January 2006 – note that U.S. petroleum product exports hit an all-time record of 6.1 million barrels per day in November 2018. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

Certain vessels in our fleet are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

As of April 18, 2019, the vessels in our fleet had an average age of approximately 8.5 years and most tanker vessels have an expected life of approximately 25 years. Certain vessels in our fleet are second-hand vessels and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

•

negative or deteriorating global or regional economic or political conditions (including changes to trade policies), particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates, partially or completely closing refineries and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products, and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

The IEA noted in its Global EV Outlook 2018 that total electric vehicles (EVs) registered worldwide grew from about 1.25 million in 2015 to more than 3 million in 2017. EV sales in 2017 were 1.1 million exceeding 1 million for the first time lead by China with 580,000 EVs sold in 2017 up 72% from 2016. IEA forecasts are for EVs to grow to between 125 and 220 million registered cars by 2030. According to Ward’s there were about 1 billion cars registered in 2010 and there will be about 2 billion cars registered by 2035.

According to the EIA, U.S. biodiesel production increased rapidly from 32 thousand barrels per day in 2009 to 109 thousand barrels per day in 2018 (average through November), a growth of about 240%. During the same period diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to 5.4 million barrels per day in November 2018, a growth of about 30%. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our tanker vessels (or will employ in the case of any product, chemical, LNG or LPG tanker vessels that we may acquire) in the highly competitive crude oil, product, chemical, LNG and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition, quality operations and safety, experience and technical capability of the crew and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

Due to the slow growth in world trade, the increase in the tanker fleet and declining tanker charter rates, the market values of our vessels and any contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the past year smaller product tanker yard resale prices have moderated although they are still lower than the average 2015 price, they have recently risen above the average price for 2018. Vessel values may remain at current low, or lower, levels for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types, sizes and age of vessels;

•	sophistication and condition of the vessels;

•	advances in efficiency, such as the introduction of autonomous vessels;

•	where the ship was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations, including environmental regulations;

•	technological advances; and

•	ability of buyers to access financing and capital.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants of generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time till December 31, 2018 to be ranging from a maximum of 80% to 85%. If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

We have fixed the fees for ship management services of our owned fleet, provided by a subsidiary of Navios Holdings, through May 2020 at $6,500 per MR2 product tanker and chemical tanker vessel, $7,150 per LR1 product tanker vessel and $9,500 per VLCC vessel. Drydocking expenses under our Management Agreement are reimbursed at cost for all vessels.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers the vessels acquired.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 238 million tons. In 2017, China imported 386 million tons crude oil by sea (the United States imported 232 million tons; 2017 is the latest available full year data). Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

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

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2018, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Group of Companies (“Navig8”) and Mansel LTD (“Mansel”) which accounted for 39.2% and 12.1%, respectively, of our total revenue. The loss of these or any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for our vessels are generally governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions, legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the IMO periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which was scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

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

Compliance with new emissions standards could require modifications to vessels or the use of more expensive fuel. While it is unclear how new emissions standards will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM convention entered into force on September 8, 2017. As of February 11, 2019, the BWM Convention had 79 contracting states for 80.94% of world gross tonnage. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. In the United States, the Vessel Incidental Discharge Act (“VIDA”) was signed into law on December 4, 2018, which requires the U.S. Coast Guard to address the regulation of discharges incidental to the normal operation of commercial vessels into navigable waters, including management of ballast water. This change is expected to result in a simplification of the current patch-work state of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states.

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

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent. For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 11, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been several years since the 2010 Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the Deepwater Horizon incident, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, in 2005 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU member states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures. In 2018, IMO’s urgent call to action to bring about ship greenhouse gas emissions reductions before 2023 was met with industry push-back by many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

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

At its 68th session (2015), the Marine Environmental Protection Committee (the “MEPC”) amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating an EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

At the 72nd MEPC session (April 2018), the committee adopted the goal of reducing annual greenhouse gas emissions from ships by at least 50% by 2050 as compared to 2008 levels, which if implemented could significantly increase operational costs associated with equipment upgrades and fuel costs.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The roadmap also provides for additional studies and further intersessional work, continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

On August 3, 2017, the U.S. formally submitted a notice of withdrawal from the Paris Agreement. Thus far, no other nations have withdrawn from the Paris Agreement, so it remains to be seen whether the withdrawal will significantly impact greenhouse gas developments moving forward. The United Nations’ Katowice Climate Change Conference occurred December 2-14, 2018. The key objective of the meeting was to begin adopting the implementation guidelines of the Paris Climate Change Agreement.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme by adding vessels, and a proposal from the European Commission (“EC”) was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2011, the EC had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme. However, on October 1, 2012, it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the EC adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation (as defined below) to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

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

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S.persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, foreign owned or controlled subsidiaries, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

•	Sanctions on Iran’s trade in gold or precious metals;

•

Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

•

Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

•	Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government will re-impose the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

•

Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

•

Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

•

Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

•	Sanctions on the provision of underwriting services, insurance, or reinsurance; and

•	Sanctions on Iran’s energy sector.

U.S. Iran sanctions also prohibit significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

•

Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

•	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

•	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

•	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain Russian individuals and entities.

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

The U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. has imposed secondary sanctions relating to Russia’s energy export pipelines, investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to Petroleos de Venezuela S.A. (“PDVSA”) and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo and related prohibitions and restrictions including restrictions related to internal repression.

In particular, on August 24, 2017 by executive order 13808, the Trump Administration Imposed Additional Sanctions With Respect to Situation in Venezuela. EO 13808 amended the Venezuela sanctions as follows:

•	Expanded the definition of “Government of Venezuela” to include PDVSA (Section 3); and

•	Added prohibitions on all transactions related to:

•	New debt with a maturity of greater than 90 days of PDVSA;

•	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PDVSA;

•	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

•	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

•

Direct or indirect purchase by US persons or persons within the US of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

Additionally, all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, any digital currency, digital coin, or digital token, that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018, are prohibited.

On January 25, 2019, Executive Order 13857 expanded the definition of “Government of Venezuela” to include persons that have acted, or have purported to act, on behalf of the Government of Venezuela, including members of the Maduro regime.

On January 28, 2019, the OFAC (i) designated PDVSA for operating in the oil sector of Venezuela; and (ii) issued eight new General Licenses.

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

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimise by the implementation of our corporate Sanctions policy and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

In addition, given our relationship with Navios Holdings and its affiliates, we cannot give any assurance that an adverse finding against Navios Holdings and/or its affiliates by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings and/or its affiliates will not have a material adverse impact on our business, reputation or the market price or trading of our common shares.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act (“FCPA), and other anti-corruption laws and regulations. In addition, we may be subject to the U.K. Bribery Act 2010. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The UK Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.

As an international shipping company, we operate in countries known to present heightened risks for corruption. In addition, our business requires us to interact with government officials, including port officials, harbor masters, maritime regulators, customs officials and pilots, and we have client relationships with stateowned enterprises. Both factors raise the risk of anticorruption issues.

Non-compliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Although we have policies and procedures in place to mitigate the risk of non-compliance with anti-corruption, anti-bribery or anti-money laundering laws, including our Code of Ethics and anti-bribery and anti-corruption policy, we may not be able to adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation, including by third-party agents.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull & machinery insurance and/or protection & indemnity insurance.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the vessel to the government of such jurisdiction.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which includes active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we will still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against the risk requires vigilance. In January 2014, the Nave Atropos, a vessel owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by us, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. These piracy attacks have resulted in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Disruptions in global financial markets and the resulting governmental action, political and governmental instability, terrorist attacks, regional armed conflicts, general political unrest could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world, such as the attacks on the United States on September 11, 2001 or more recently in Paris and London, and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our unit holders and repurchases of common units.

Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all.

Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our unit holders and repurchases of common units. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

As international tankers companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2018, the value of the U.S. dollar as compared to the Euro increased by approximately 4.9% compared with the respective value as of December 31, 2017. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The Securities Purchase Agreement for the VLCC vessels acquired through the VLCC Acquisition has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC Acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, since the return to Navios Acquisition of 14,477 shares on November 4, 2011 in settlement of claims relating to representation and warranties attributable to the sellers and the return of the balance of the escrow shares to the sellers, it may be difficult to enforce an arbitration award for any amount of damages.

Risks Related to Our Relationship with Navios Holdings and Its Affiliates

Navios Holdings has limited experience in the crude oil, product and chemical tanker sectors.

Navios Tankers Management Inc. (the “Manager”), a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with 60 years of operating history in the shipping industry that held approximately 35.4% of our shares of common stock as of March 31, 2019. Other than with respect to South American operations, Navios Holdings’ experience in the crude oil, chemical and product tanker sectors dates to 2010. Navios Holdings or the Manager may make decisions that a more experienced operator in the sector might not make. If Navios Holdings or the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

Navios Holdings may compete directly with us, causing certain officers to have a conflict of interest.

Angeliki Frangou is an officer and director of Navios Holdings, Navios Partners, Navios Acquisition and Navios Maritime Containers L.P. (“Navios Containers”). We operate in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently have any significant exposure in those sectors, there is no assurance it will not enter them. If it does, we may compete directly with Navios Holdings for business opportunities.

Navios Holdings, Navios Partners, Navios Acquisition and Navios Containers share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Some of our officers provide services to Navios Holdings, Navios Partners and Navios Containers and their affiliates. For instance, Angeliki Frangou is an officer and director of Navios Holdings, Navios Acquisition, Navios Partners and Navios Containers. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners, Navios Holdings and Navios Containers may conflict from time to time and her limited devotion of time and attention to our business may hurt the operation of our business.

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

As of March 31, 2019, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 39.6 % of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 30% of our common stock, then we will be in default under our credit facilities.

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

Certain stockholders, which include Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners, are entitled to demand that we register the resale of their common stock totaling approximately 4,488,033 shares. In addition, one third-party holder has an effective resale registration statement with respect to 111,850 shares of common stock. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock, including the effective resale registration statement, there will be an additional approximately 4,599,883 shares of common stock eligible for trading in the public market. The presence of these additional shares may have an adverse effect on the market price of our common stock.

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements.

Although we currently satisfy the NYSE minimum listing standards, we cannot assure you that our securities will continue to be listed on NYSE in the future. If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

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

Our credit facilities mature on various dates through 2026, our ship mortgage notes mature on November 15, 2021 and our Term Loan B in June 2020. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

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

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, which can affect our profitability, earnings and cash flow.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile in prior years and has been steadily increasing in recent years. LIBOR can affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow.

Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

We may enter into derivative contracts to hedge our overall exposure to interest rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest and breakage costs.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate. In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2018 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2018 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

We expect that we and each of our vessel-owning subsidiaries have qualified for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for our 2018 taxable year. However, the delisting of our securities from quotation on the NYSE (or other factual circumstances beyond our control) could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “— Risks Related to our Common Stock and Capital Structure—The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.”

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

Actions taken by our shareholders could result in our being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2018, or at any time during 2018, tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity of Navios Acquisition for purposes of determining whether Navios Acquisition is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Acquisition own in the aggregate more than 50% of the equity of Navios Acquisition (by vote or value), in each case, directly, indirectly, or constructively, Navios Acquisition should become a CFC.

U.S. holders who at all times own less than 10% of our equity should not be affected. However, if we were to become a CFC, any U.S. holder owning 10% or more (by vote or value), directly, indirectly, or constructively (but not through downward attribution) of our equity could be subject to U.S. federal income tax in respect of a portion of our earnings. Any U.S. holder of Navios Acquisition that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Acquisition should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Acquisition being treated as a CFC. (see United States Federal Income Taxation of U.S. Holders – Controlled Foreign Corporation).

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

On December 13, 2018, the Company completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Midstream and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Under the terms of the transaction, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit.

As of December 31, 2018, Navios Acquisition owned a 100% limited partner interest in Navios Midstream, which included a 3.4% general partner interest.

As of December 31, 2018, Navios Holdings had 32.8% of the voting power and 35.8% of the economic interest in Navios Acquisition.

Equity Transactions

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation. On February 7, 2019, all of the outstanding Series C convertible preferred shares of Navios Acquisition were converted into 511,733 shares of common stock.

As of each of December 31, 2018 and December 31, 2017 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

Common Stock

The Board of Directors of Navios Acquisition has approved 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split was effective since November 14, 2018 and the common stock commenced trading on such date on a split adjusted basis.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of December 31, 2018, the Company had repurchased and cancelled 670,962 shares of common stock, at a total cost of approximately $7.1 million.

Under the terms of the Merger with Navios Midstream on December 13, 2018, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit.

As of December 31, 2018, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 13,280,927 were issued and outstanding.

As of March 31, 2019, the Company has repurchased 734,920 shares of common stock, for a total cost of approximately $7.5 million.

As of March 31, 2019, 13,728,371 shares of common stock were issued and outstanding.

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

Navios Acquisition’s Fleet

As of April 18, 2019, our fleet consisted of a total of 42 double-hulled tanker vessels, aggregating approximately 5.7 million deadweight tons, or dwt. The fleet includes 12 Very Large Crude Carrier (“VLCC”) tankers (over 200,000 dwt per ship), which transport crude oil, eight Long Range 1 (“LR1”) product tankers (60,000-79,999 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (30,000-59,999 dwt per ship), two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals and two bareboat VLCC chartered-in vessels to be delivered in the third and fourth quarter of 2020, respectively. We have also exercised our option for third VLCC newbuilding under bareboat operating lease with expected delivery in the third quarter of 2021. All our vessels are currently chartered-out to high-quality counterparties, including affiliates of Navig8 and Mansel, with an average remaining charter period of approximately one year. As of April 18, 2019, we had contracts covering 50.9% of available days in 2019 and 7.0 % of available days in 2020.

Vessels	Type	Year Built	Dwt	Net Charter Rate (1)		Profit Sharing Arrangements	Expiration Date (2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(8)	None	June 2019
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(8)	None	June 2019
Nave Velocity	MR2 Product Tanker	2015	49,999	$12,097		50%/50%	May 2019
Nave Sextans	MR2 Product Tanker	2015	49,999	$14,500		50%/50%	February 2020
Nave Pyxis	MR2 Product Tanker	2014	49,998	$14,500		50%/50%	March 2020
Nave Luminosity	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	September 2019
Nave Jupiter	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	May 2020
Bougainville	MR2 Product Tanker	2013	50,626	$14,420	(5)	100%	September 2019
Nave Alderamin	MR2 Product Tanker	2013	49,998	$13,553	(18)	None	May 2019
				$13,379		None	November 2019
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$10,863	(3)	None	July 2019
Nave Capella	MR2 Product Tanker	2013	49,995	$11,850		None	January 2020
Nave Orion	MR2 Product Tanker	2013	49,999	$13,553		None	June 2019
				$13,379	(18)	None	December 2019
Nave Titan	MR2 Product Tanker	2013	49,999	$11,850		50%/50%	June 2019
Nave Aquila	MR2 Product Tanker	2012	49,991	$11,850		50%/50%	November 2019
Nave Atria	MR2 Product Tanker	2012	49,992	$11,850		50%/50%	July 2019
Nave Orbit	MR2 Product Tanker	2009	50,470	$12,000	(6)	50%/50%	May 2019
Nave Equator	MR2 Product Tanker	2009	50,542	$12,250		None	October 2019
Nave Equinox	MR2 Product Tanker	2007	50,922	$14,319		ice-transit premium (4)	March 2020
Nave Pulsar	MR2 Product Tanker	2007	50,922	$11,603		50%/50%	April 2019
Nave Dorado	MR2 Product Tanker	2005	47,999	$11,356	(9)	None	November 2019
Nave Atropos	LR1 Product Tanker	2013	74,695	Floating Rate	(13)	None	October 2019
Nave Rigel	LR1 Product Tanker	2013	74,673	$18,022		50%/50%	August 2019
				Floating Rate		None	December 2019
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(13)	None	May 2019
Nave Cetus	LR1 Product Tanker	2012	74,581	Floating Rate		None	December 2019
Nave Estella	LR1 Product Tanker	2012	75,000	$15,183	(16)	None	December 2019
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate	(13)	None	May 2019
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate		None	May 2019
Nave Cielo	LR1 Product Tanker	2007	74,671	Floating Rate	(13)	None	May 2019
Nave Buena Suerte	VLCC	2011	297,491	$19,500		50%/50%(11)	August 2019
Nave Quasar	VLCC	2010	297,376	$19,500		50%/50%(11)	August 2019
Nave Synergy	VLCC	2010	299,973	$19,750		100%(10)	May 2019
				Floating Rate	(7)	None	September 2019
Nave Spherical	VLCC	2009	297,188	$19,750		100%(10)	May 2019
				Floating Rate	(7)	None	August 2019
Nave Neutrino	VLCC	2003	298,287	$19,158	(12)	50%/50%	November 2019
Nave Electron	VLCC	2002	305,178	$25,181		None	April 2019
Nave Photon	VLCC	2008	297,395	$19,750		100%(10)	May 2019
				Floating Rate	(7)	None	August 2019
Shinyo Ocean**	VLCC	2001	281,395	$27,500		None	March 2019
Shinyo Saowalak	VLCC	2010	298,000	$48,153		35% above $54,388(19)	June 2025
						40% above $59,388(19)
						50% above $69,388(19)
Shinyo Kieran	VLCC	2011	297,066	$48,153		35% above $54,388(19)	June 2026
						40% above $59,388(19)
						50% above $69,388(19)
Nave Celeste	VLCC	2003	298,717	$25,500		None	May 2019
Nave Galactic	VLCC	2009	297,168	$19,500		50% above $19,500 (15)	October 2019
Vessels to be delivered
TBN*	VLCC	Q3 2020	310,000	27,816	(17)	None	Q3 2030
TBN*	VLCC	Q4 2020	310,000	27,816	(17)	None	Q4 2030

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for six months at $11,850 net per day plus profit sharing arrangements.

(4)	The premium for the Nave Equinox when vessel is trading on ice or follows ice breaker is $1,975 net per day.
(5)

Rate can increase to $19,013 net per day in year one and $19,393 in year two calculated based on a formula. Charterer’s option to extend the charter for two years at $14,708 net per day for the first year and $15,002 net per day for the second year, plus profit sharing arrangements for both years.

(6)	Charterer’s option to extend the charter for six months at $12,750 net per day plus profit sharing arrangements.
(7)	Rate based on VLCC pool earnings, evergreen upon notice.
(8)	Rate based on chemical tankers pool earnings.
(9)	Charterer’s option to extend the charter for six months at $13,331 net per day.
(10)	Profit sharing arrangement 100% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be settled initially in January 2019 and every two months thereafter.
(11)

Profit sharing arrangement 50% on actual pool earnings. Any adjustment by the charterers for the expense/loss will be provisionally settled on a quarterly basis and finally settled at the end of the charter period. Charterer’s option to extend the charter for one year at $20,475 net per day.

(12)	Contract provides 100% of BITR TD3C-TCE index plus $2,000 up to $37,525 and 50% thereafter with $19,158 floor.
(13)	Rate based on LR1 pool earnings.
(14)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(15)	Profit sharing 50% on actual pool earnings at the end of the charter period. Any adjustment by the charterers for the expense/loss will be settled accordingly at the end of the charter period.
(16)	Charterer’s option to extend the charter for one year at $17,036 net per day.
(17)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(18)	Charterer’s option to extend the charter for one year at $15,159 net per day.
(19)

Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

*	Bareboat chartered-in vessels with purchase option, expected to be delivered in the second half of 2020.
**

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•

Modern, High—Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $2.1 billion, including investments of approximately $0.8 billion in newbuilding constructions. As of April 18, 2019, our fleet had an average age of approximately 8.5 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•

Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of April 18, 2019, are employed with an average remaining charter period of approximately one year, and we believe our existing employment coverage provides us with predictable, contracted revenues and operating visibility. As of April 18, 2019, we had contracts covering 50.9% of available days in 2019 and 7.0% of available days in 2020.

•

Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or West Africa to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would focus on any single shipping sector.

•

High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term contracts. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Dalian Ocean Shipping Co. Ltd. (“Cosco Dalian”), a Chinese state-owned enterprise; Shell, one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; Navig8 which controls a substantial fleet of product chemical tankers; Mansel, which is the commercial tanker shipping arm of the Vitol Group., a major oil trader, trading over 5 million barrels of crude and product per day, Chevron, one of the world’s leading integrated energy companies and Saudi Aramco, the state owned oil company of the Kingdom of Saudi Arabia.

•

An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. The members of our management team have considerable experience in the shipping and financial industries. We also believe that we will be able to leverage the management structure at our affiliate, Navios Holdings, which benefits from a reputation for reliability and performance and operational experience in both the tanker and drybulk markets. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 26 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings, Navios Partners and Navios Containers and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

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

•

Enhance Operating Visibility With Our Employment Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term contracts. We will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of April 18, 2019, we had charters covering 50.9 % of available days in 2019 and 7.0 % of available days in 2020.

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

•

Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, a wholly owned subsidiary of Navios Holdings, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our amended management agreement with Navios Holdings, management fees of our vessels are fixed through May 2020. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of Navios Holdings and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with Navios Holdings’ safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under contracts with customers that we believe are creditworthy.

Our major customers during 2018 were Navig8 and Mansel. For the year ended December 31, 2018, these two customers accounted for 39.2%, and 12.1%, respectively, of Navios Acquisition’s revenue.

Our major customers during 2017 were: Navig8, Mansel and Shell Tankers Singapore Private LTD (“Shell”). For the year ended December 31, 2017, these three customers accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue.

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

Pooling Arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Voyage Contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Expenses

Management fees:

Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers the vessels acquired.

Dry docking expenses are reimbursed at cost.

Total management fees for each of the years ended December 31, 2018, 2017 and 2016 amounted to $94.0 million, $95.0 million and $97.9 million, respectively (which does not include $0.7 million under direct vessel expenses).

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

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covers such services as they pertain to the vessels acquired.

For each of the years ended December 31, 2018, 2017 and 2016 the expense arising from administrative services rendered by Navios Holdings was $8.9 million, $9.0 million and $9.4 million, respectively.

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

At its 68th session (2015), the Marine Environmental Protection Committee (the “MEPC”) amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year. At the 72nd MEPC session (April 2018), the committee adopted the goal of reducing annual greenhouse gas emissions from ships by at least 50% by 2050 as compared to 2008 levels, which if implemented could significantly increase operational costs associated with equipment upgrades and fuel costs.

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

On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

Other International Regulations to Prevent Pollution

In addition, the IMO, the United States and states within the United States have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention entered into force on September 8, 2017. As of February 11, 2019, the BWM Convention had 79 contracting states for 80.94% of world gross tonnage. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. In the United States, the Vessel Incidental Discharge Act (“VIDA”) was signed into law on December 4, 2018, which requires the U.S. Coast Guard to address the regulation of discharges incidental to the normal operation of commercial vessels into navigable waters, including management of ballast water. This change is expected to result in a simplification of the current patch-work state of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states.

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

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law, which establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. Under VIDA, the U.S. EPA is required to develop performance standards within two years and then requires the U.S. Coast Guard to develop regulations for the implementation and enforcement of those standards within the following two years. This change is expected to result in a simplification of the current patch-work of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states. As a result of the passage of VIDA, the current VGP will remain in force until the U.S. Coast Guard finalizes its regulations under VIDA. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. The Coast Guard has type approved numerous Ballast Water Management Systems (“BWMS”), which claim to meet the range of requirements that most vessel owners and operators described in their extension requests in the past. Due to the increase in approvals, it will become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction that is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA discussed above, are particularly stringent.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention became effective in contracting states on November 21, 2008 and, as of February 11, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The Bunker Convention also provides vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Inspection by Classification Societies

Every sea going vessel must be inspected and approved by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered for up to at least fair market value, with deductibles of $0.1 million per Handymax and Panamax tanker vessel and $0,25 million per VLCC tanker. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover in case of piracy.

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

Uninsured Risks

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event or due to presence or suspected presence of Contraband on board. Specifically, Navios Acquisition does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

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

Administrative Services

On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition, which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covers such services as they pertain to the vessels acquired.

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

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2018.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong

Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Agistri Shipping Corporation	Operating Subsidiary	Malta
Olivia Enterprises Corp.	Vessel-Owning Company(9)	Marshall Is.
Cyrus Investments Corp.	Vessel-Owning Company(9)	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware
Shinyo Ocean Limited	Vessel-Owning Company(10)	Hong Kong
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
NMA Sub LLC	Wholly-owned subsidiary(11)	Marshall Is.

(1)	Former vessel-owner of the Shinyo Splendor, which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator, which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida, which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe, which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	Bareboat chartered-in vessels with purchase option.
(10)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).

(11)	Merger subsidiary which merged with and into Navios Midstream, with Navios Midstream surviving as a wholly owned subsidiary of Navios Acquisition in accordance with the Merger Agreement.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Acquisition, Navios Europe I Inc. (“Navios Europe I”) with ownership interest of 47.5% and Navios Europe II Inc. (“Navios Europe II”) with ownership interest of 47.5% are included as affiliates and are accounted for under the equity method, for such periods during which the entities were affiliates of Navios Acquisition. See Note 10 to the Notes to Consolidated Financial Statements, included elsewhere within this Annual Report.

On November 16, 2017, in accordance with the terms of the Limited Partnership Agreement of Navios Midstream all of the 9,342,692 subordinated units of Navios Midstream converted into common units on a one-for-one basis. Following their conversion into common units, these units have the same distribution rights as all other common units.

On June 18, 2018, in accordance with the terms of the Partnership Agreement all of the issued and outstanding 1,592,920 subordinated Series A units of Navios Midstream converted into Navios Midstream’s existing common units on a one-for-one basis.Following their conversion into common units, these units have the same distribution rights as all other common units.

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Navios Midstream was accounted for as an affiliate under the equity method up to December 13, 2018, the date of obtaining control of Navios Midstream, and is included as a 100% wholly owned subsidiary in the consolidated financial statements of Navios Acquisition thereafter. Please refer to Note 3 and Note 10.

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

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels.

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Following the Merger the results of operations of Navios Midstream are consolidated under Navios Acquisition.

Fleet Development

Disposal of vessels

2019

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million.

2018

On March 29, 2018, Navios Acquisition sold all the shares of the vessel-owning subsidiary of the Nave Galactic, a 2009-built VLCC vessel of 297,168 dwt to Navios Midstream for a sale price of $44.5 million, which was paid as of March 31, 2018. The gain on sale of the vessel, upon write-off of the unamortized dry-docking of $0.5 million and working capital items of $0.4 million (including costs of $0.2 million), was $0.03 million.

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

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2018	2017	2016
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel- Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 3/29 & 12/14 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/23 - 12/31	—	—
Olivia Enterprises Corp.	Vessel-Owning Company(9)	Marshall Is.	7/3 - 12/31	—	—
Cyrus Investments Corp.	Vessel-Owning Company(9)	Marshall Is.	7/3 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	12/14 - 12/31	—	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	12/14 - 12/31	—	—
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	12/14 - 12/31	—	—
Shinyo Ocean Limited	Vessel-Owning Company(10)	Hong Kong	12/14 - 12/31	—	—
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	12/14 - 12/31	—	—
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	12/14 - 12/31	—	—
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	12/14 - 12/31	—	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	12/14 - 12/31	—	—
NMA Sub LLC	Wholly-owned subsidiary(11)	Marshall Is.	10/4 - 12/13	—	—

(1)	Former vessel-owner of the Shinyo Splendor, which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator, which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida, which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe, which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation, which was sold to an unaffiliated third party on November 15, 2016.

(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	Bareboat chartered-in vessels with purchase option.
(10)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).

(11)	Merger subsidiary which merged with and into Navios Midstream, with Navios Midstream surviving as a wholly owned subsidiary of Navios Acquisition in accordance with the Merger Agreement.

Our Charters

Our major customers during 2018 were Navig8 and Mansel. For the year ended December 31, 2018, these two customers accounted for 39.2%, and 12.1%, respectively, of Navios Acquisition’s revenue.

Our major customers during 2017 were Navig8, Mansel and Shell. For the year ended December 31, 2017, these three customers accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue.

Our major customers during 2016 were Navig8, Shell and Mansel. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue.

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

Management fees

Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers the vessels acquired.

Dry docking expenses are reimbursed at cost.

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

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covers such services as they pertain to the vessels acquired.

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

Period over Period Comparisons

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following table presents consolidated revenue and expense information for the years ended December 31, 2018 and 2017. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	$187,946	$227,288
Time charter and voyage expenses	(31,593)	(21,919)
Direct vessel expenses	(7,656)	(4,198)
Management fees (entirely through related party transactions)	(94,019)	(94,973)
General and administrative expenses	(18,569)	(13,969)
Depreciation and amortization	(56,307)	(56,880)
Interest income	7,998	10,042
Interest expense and finance cost	(77,975)	(76,438)
Bargain purchase gain	68,951	—
Gain on sale of vessels	25	—
Loss in net earnings of affiliated companies	(61,284)	(46,657)
Other income	28	82
Other expense	(3,918)	(1,277)
Net loss	$(86,373)	$(78,899)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2018 and 2017 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2018	Year ended December 31, 2017
FLEET DATA
Available days(1)	12,735	12,904
Operating days(2)	12,665	12,843
Fleet utilization(3)	99.4%	99.5%
Vessels operating at period end	41	36
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$13,855	$17,186

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

(4)

TCE Rate: The TCE Rate per day is defined as voyage and time charter revenues less voyage expenses excluding backstop expense during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Revenue: Revenue for the year ended December 31, 2018 decreased by $39.3 million, or 17.3%, to $187.9 million, as compared to $227.3 million for the same period of 2017. The decrease was mainly attributable to a: (a) decrease in the market rates during the year ended December 31, 2018, as compared to the same period in 2017; and (b) decrease in revenue of $8.2 million mainly due to the sale of the Nave Galactic to Navios Midstream in March 2018; partially mitigated by the increase in revenue of $5.1 million due to the acquisition and resulting consolidation of Navios Midstream on December 13, 2018. Available days of the fleet decreased from 12,904 days for the year ended December 31, 2017 to 12,735 days for the year ended December 31, 2018. The TCE Rate decreased from $17,186 for the year ended December 31, 2017, to $13,855 for the year ended December 31, 2018.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2018 increased by approximately $9.7 million to $31.6 million, as compared to $21.9 million for the same period of 2017. The increase was mainly attributable to a: (a) $3.7 million increase in the backstop commitment; and (b) $6.3 million increase in bunkers consumption and voyage expenses due to spot voyages in the period; partially mitigated by a $0.4 million decrease in brokers’ commission.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet for the year ended December 31, 2018 increased by $3.5 million to $7.7 million as compared to $4.2 million for the year ended December 31, 2017.

Management fees: Management fees for the year ended December 31, 2018 decreased by $1.0 million to $94.0 million, as compared to $95.0 million for the year ended December 31, 2017. The decrease was due to the sale of the Nave Galactic to Navios Midstream in March 2018, and was partially mitigated by (i) the increase of $1.0 million due to the acquisition and resulting consolidation of Navios Midstream on December 13, 2018; and (ii) the amendment to the fees under our Management Agreement.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2018 increased by $4.6 million to $18.6 million compared to $14.0 million for the year ended December 31, 2017.

The increase was mainly attributable to a: (a) $2.5 million increase in other professional fees and expenses, including $2.2 million of transaction costs related to the Merger with Navios Midstream on December 13, 2018; (b) $1.1 million increase of compensation to the directors and officers of the Company after the Merger; and (c) $1.0 million increase in stock based compensation after the Merger.

For the years ended December 31, 2018 and 2017, the expenses charged by Navios Holdings for administrative services were $8.9 million and $9.0 million, respectively.

Depreciation and amortization: Depreciation and amortization for the year ended December 31, 2018 decreased by $0.6 million to $56.3 million from $56.9 million compared to December 31, 2017, due to $1.3 million decrease resulting from the sale of the Nave Galactic in March 2018; partially mitigated by a $0.8 million increase in depreciation expense due to the Merger with Navios Midstream on December 13, 2018. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

Interest income: Interest income for year ended December 31, 2018 decreased by $2.0 million to $8.0 million compared to $10.0 million for the year ended December 31, 2017. The decrease was mainly attributable to a $4.5 million decrease of the interest income accrued during the year ended December 31, 2018 under the loan granted to Navios Holdings which was fully repaid in November 2017; partially mitigated by a: (i) $2.1 million increase of the interest income accrued under the revolving loan granted to Navios Europe I and Navios Europe II; and (ii) $0.3 million increase in other interest income.

Interest expense and finance cost: Interest expense and finance cost for the year ended December 31, 2018 increased by $1.5 million to $78.0 million, as compared to $76.4 million for the year ended December 31, 2017. The weighted average interest rate for the year ended December 31, 2018 increased to 6.94% from 6.45% for the year ended December 31, 2017. The average outstanding loan balance decreased to $380.7 million for the year ended December 31, 2018 as compared to $428.1 million for the year ended December 31, 2017. As of December 31, 2018 and 2017, the outstanding loan balance under Navios Acquisition’s credit facilities was $1.2 billion and $1.1 billion, respectively.

Bargain purchase gain: The excess of the fair value of the identifiable net assets acquired upon Merger with Navios Midstream of $123.5 million over the total purchase price consideration of $54.5 million, resulted in a bargain purchase gain in the amount of $69.0 million for the year ended December 31, 2018. Please refer to Note 3.

Gain on sale of vessels: The gain on sale of vessel for the year ended December 31, 2018 was $0.03 million due to the sale of the Nave Galactic on March 29, 2018.

Loss in net earnings of affiliated companies: Loss in net earnings of affiliated companies increased by $14.6 million to $61.3 million loss for the year ended December 31, 2018, as compared to $46.7 million loss for the year ended December 31, 2017. The increase mainly resulted from a: (i) $75.7 million loss on acquisition of control of Navios Midstream on December 13, 2018 partially mitigated by the accelerated amortization of the deferred gain of $6.8 million recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015, as compared to $59.1 million non-cash “other-than-temporary impairment” (“OTTI”) loss relating to its investment in Navios Midstream recognized during the year ended December 31, 2017; and (ii) $5.7 million decrease in equity in net earnings of Navios Midstream, mainly due to the $6.0 million net negative effect from the sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party; partially mitigated by $0.9 million increase in the income recognized for Navios Europe I and Navios Europe II.

Other income: Other income amounted to $0.03 million for the year ended December 31, 2018, compared to $0.1 million for the year ended December 31, 2017.

Other expense: Other expense increased by $2.6 million to $3.9 million for the year ended December 31, 2018, as compared to $1.3 million for the same period in 2017.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

The following table presents consolidated revenue and expense information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	$227,288	$290,245
Time charter and voyage expenses	(21,919)	(4,980)
Direct vessel expenses	(4,198)	(3,567)
Management fees (entirely through related party transactions)	(94,973)	(97,866)
General and administrative expenses	(13,969)	(17,057)
Depreciation and amortization	(56,880)	(57,617)
Interest income	10,042	4,767
Interest expense and finance cost	(76,438)	(75,987)
Gain on sale of vessels	—	11,749
Equity/ (loss) in net earnings of affiliated companies	(46,657)	15,499
Other income	82	377
Other expense	(1,277)	(2,685)
Net (loss)/ income	$(78,899)	$62,878

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

The decrease mainly resulted from a: (i) $59.1 million non-cash “other-than-temporary impairment” (“OTTI”) loss relating to its investment in Navios Midstream recognized during the year ended December 31, 2017; and (ii) $3.9 million decrease in equity in net earnings of Navios Midstream; partially mitigated by a $0.9 million increase in the income recognized for Navios Europe I and Navios Europe II.

Other income: Other income amounted to $0.1 million for the year ended December 31, 2017, compared to $0.4 million for the year ended December 31, 2016.

Other expense: Other expense decreased by $1.4 million to $1.3 million for the year ended December 31, 2017, as compared to $2.7 million for the same period in 2016.

B.	Liquidity and Capital Resources and Uses

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of December 31, 2018, Navios Acquisition’s current assets totaled $104.0 million, while current liabilities totaled $92.2 million, resulting in a positive working capital position of $11.8 million.

Navios Acquisition’s cash forecast indicates that it will generate sufficient cash for at least the next 12 months following April 19, 2019 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs. Please also refer to “Item 3.D. Risk Factors — Risks Related to Our Indebtedness.”

In March and April 2019, Navios Acquisition entered into sale and lease back agreements for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. As a result of the refinancing, as of December 31, 2018, $46.3 million was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”. The agreements will be repayable in 28 equal consecutive quarterly installments of $2.3 million each, with a repurchase obligation of $39.7 million on the last repayment date. The agreements mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum.

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of March 31, 2019, the Company has repurchased 734,920 shares of common stock, for a total cost of approximately $7.5 million.

As of March 31, 2019, 13,728,371 shares of common stock were issued and outstanding.

Cash flows for the year ended December 31, 2018 compared to the year ended December 31, 2017:

The following table presents cash flow information for the years ended December 31, 2018 and 2017. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash (used in)/ provided by operating activities	$(38,709)	$45,968
Net cash provided by investing activities	79,813	52,378
Net cash used in financing activities	(80,953)	(68,546)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	$(39,849)	$29,800

Cash (used in)/ provided by operating activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash used in operating activities decreased by $84.7 million to $38.7 million outflow for the year ended December 31, 2018 as compared to net cash provided by operating activities of $46.0 million inflow for the same period in 2017. The decrease is analyzed as follows:

The net loss for the year ended December 31, 2018 was $86.4 million compared to $78.9 million loss for the year ended December 31, 2017. In determining net cash used in operating activities for the year ended December 31, 2018, the net loss was adjusted for the effect of $69.0 million for bargain purchase gain, $61.3 million for equity/ (loss) in net earnings of affiliated companies, depreciation and amortization of $56.3 million, $7.7 million for the amortization of drydock and special survey costs, $3.7 million for amortization and write-off of deferred finance costs and bond premium, $1.1 million stock based compensation and $0.03 million for gain on sale of vessels.

Prepaid expenses and other current assets increased by $2.2 million. The increase was mainly due to inventories and voyage related expenses of $0.6 million, working capital advances required under certain charter contracts of $1.4 million and other prepaid expenses of $0.3 million.

Accounts receivable increased by $2.1 million. The increase was attributed to the increase in receivables due from charterers.

Amounts due from/ to related parties, including current and non-current portion, increased by $13.5 million from $51.4 million receivable as of December 31, 2017 to $64.9 million receivable as of December 31, 2018. This increase was due to (a) $17.1 million decrease in payables to Navios Midstream including backstop commitment; and (b) $10.6 million increase in interest receivable on the Navios Loans granted to Navios Europe I and Navios Europe II.; partially mitigated by a (i) $7.1 million increase in payables for management fees, general and administrative expenses and other expenses; and (ii) $7.1 million increase in payables for drydock and special survey costs incurred for certain vessels of the fleet.

Other long-term assets as of December 31, 2018 and December 31, 2017 amounted to $0 and $0.9 million, respectively due to working capital advances required under certain charter contracts that were classified under prepaid expenses and other current assets as of December 31, 2018.

Accounts payable increased by $3.3 million. The increase was due to a: (a) $1.4 million increase of payables for bunkers; (b) $1.3 million increase in legal and professional payables; and (c) $1.4 million increase in other payables; partially mitigated by: (i) $0.6 million decrease in payables for port expenses; and (ii) $0.3 million decrease in brokers’ payable.

Accrued expenses decreased by $2.8 million. The decrease was mainly attributable to the decrease of: (a) accrued interest of $2.2 million; and (b) accrued voyage and other expenses of $0.9 million; partially mitigated by other accrued expenses of $0.3 million.

Payment for dry dock and special survey costs incurred in the years ended December 31, 2018 and December 31, 2017 was $19.4 million and $14.9 million, respectively, and related to drydock and special survey costs incurred for certain vessels of the fleet.

Deferred revenue primarily relates to cash received from charterers prior to it being earned and also includes as of December 31, 2017 the current portion of deferred gain on sale of the Nave Celeste and the C. Dream to Navios Midstream. Deferred revenue relating to cash received from charterers was recognized as revenue over the voyage or charter period. Deferred revenue decreased by $5.4 million.

Cash provided by investing activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash provided by investing activities increased by $27.4 million to $79.8 million at December 31, 2018 from $52.4 million at December 31, 2017.

Net cash provided by investing activities for the year ended December 31, 2018, resulted from: (i) $44.5 million of net proceeds from sale of vessel; (ii) $25.3 million acquired cash from the Navios Midstream Merger; and (iii) $10.1 million from dividends received from affiliates.

Net cash provided by investing activities for the year ended December 31, 2017, resulted from: (i) a $55.1 million loan repayment from Navios Holdings; and (ii) a $11.0 million from dividends received from affiliates. The increase was mitigated by a: (a) $13.7 million loan granted to Navios Europe II (Navios Revolving Loans II); and (b) $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest.

Cash used in financing activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash used in financing activities increased by $12.4 million to an $81.0 million outflow at December 31, 2018 from a $68.5 million outflow in the year ended December 31, 2017.

Net cash used in financing activities for the year ended December 31, 2018, resulted from: (i) $131.1 million of loan repayments; (ii) $12.2 million of dividends paid; and (iii) $7.1 million acquisition of treasury stock; partially mitigated by $69.5 million in proceeds from finance lease, net of deferred finance costs.

Net cash used in financing activities for the year ended December 31, 2017, resulted from: (i) $84.2 million of loan repayments; (ii) $31.6 million of dividends paid; and (iii) $2.5 million redemption of puttable common stock; partially mitigated by $49.8 million in loan proceeds, net of deferred finance costs.

Cash flows for the year ended December 31, 2017 compared to the year ended December 31, 2016:

The following table presents cash flow information for the years ended December 31, 2017 and 2016. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

(Expressed in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash provided by operating activities	$45,968	$92,721
Net cash provided by investing activities	52,378	43,505
Net cash used in financing activities	(68,546)	(141,213)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	$29,800	$(4,987)

Cash provided by operating activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by operating activities decreased by approximately $46.8 million to $46.0 million for the year ended December 31, 2017 as compared to net cash provided by operating activities of $92.7 million for the same period in 2016. The decrease is analyzed as follows:

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

Net cash provided by investing activities for the year ended December 31, 2017, resulted from: (i) a $55.1 million loan repayment from Navios Holdings; and (ii) $11.0 million from dividends received from affiliates. The increase was mitigated by a: (a) $13.7 million loan granted to Navios Europe II (Navios Revolving Loans II); and (b) $0.1 million investment in Navios Midstream in order to maintain the 2% general partner interest.

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

Cash used in financing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash used in financing activities decreased by $72.7 million to a $68.5 million outflow at December 31, 2017 from a $141.2 million outflow in the year ended December 31, 2016.

Net cash used in financing activities for the year ended December 31, 2017, resulted from: (i) $84.2 million of loan repayments; (ii) $31.6 million of dividends paid; (iii) a $2.5 million redemption of puttable common stock; and was partially mitigated by $49.8 million in loan proceeds, net of deferred finance costs.

Net cash used in financing activities for the year ended December 31, 2016, resulted from: (i) $105.5 million of loan repayments; (ii) $31.7 million of dividends and (iii) $4.0 million for the redemption of puttable common stock.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2018	December 31, 2017	December 31, 2016
Expressed in thousands of U.S. dollars
Net cash (used in)/ provided by operating activities	$(38,709)	$45,968	$92,721
Net (decrease)/ increase in operating assets	(2,152)	(4,119)	21,038
Net decrease/ (increase) in operating liabilities	(3,834)	(13,803)	(3,272)
Net interest cost	69,977	66,396	71,220
Amortization and write-off of deferred finance costs and bond premium	(3,743)	(3,784)	(3,656)
Gain on debt repayment	—	—	350
Equity/ (loss) in net earnings of affiliates (including OTTI loss and loss on revaluation of existing interest), net of dividends received	(61,284)	(56,923)	1,438
Bargain purchase gain	68,951	—	—
Payments for dry dock and special survey costs	19,412	14,897	3,828
Gain on sale of vessels	25	—	11,749
Stock-based compensation	(1,076)	(57)	(864)

EBITDA	$47,567	$48,575	$194,552
Net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party	6,005	—	—
Other-than-temporary-impairment (“OTTI”) loss on equity investment	—	59,104	—
Loss on revaluation of previously held interest	75,698	—	—
Bargain purchase gain	(68,951)	—	—
Accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015	(6,777)	—	—
Gain on sale of vessels	(25)	—	(11,749)
Stock-based compensation	1,076	57	864
Gain on debt repayment	—	—	(350)

Adjusted EBITDA	$54,593	$107,736	$183,317

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash (used in)/ provided by operating activities	$(38,709)	$45,968	$92,721
Net cash provided by investing activities	$79,813	$52,378	$43,505
Net cash used in financing activities	$(80,953)	$(68,546)	$(141,213)

EBITDA in this document represents net (loss)/income before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain/ (loss) on debt repayment and OTTI loss on equity investment.

We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization and writte off of deferred finance costs and other related expenses; (v) equity/ (loss) in net earnings of affiliated companies, net of dividends received; (vi) loss on revaluation on previously held interest in Navios Midstream upon obtaining control; (vii) bargain purchase gain; (viii) accelerated amortization of deferred gain; (ix) payments for dry dock and special survey costs; (x) impairment charges; (xi) gain/ loss on sale of assets; (xii) gain/ (loss) on debt repayment; and (xiii) stock- based compensation. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA, affected by the items described in the table above, excluded the (i) $6.0 million net negative effect on equity/ (loss) in net earnings of affiliated companies due to the sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party; (ii) $75.7 million loss on revaluation of previously held interest; (iii) $69.0 million bargain purchase gain;(iv) $6.8 million accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015; (v) $0.03 million gain on sale of vessel; and (vi) $1.1 million stock-based compensation expense. Adjusted EBITDA decreased by approximately $53.1 million to $54.6 million for the year ended December 31, 2018, as compared to $107.7 million for the same period of 2017. The decrease in Adjusted EBITDA was mainly due to a: (a) $39.3 million decrease in revenue, as described above; (b) $9.7 million increase in time charter and voyage expenses, as described above; (c) $3.6 million increase in general and administrative expenses (excluding $1.1 million increase in stock-based compensation); (d) $2.6 million increase in other expenses; and (e) $0.1 million decrease in other income; partially mitigated by a: (i) $1.2 million increase in equity /(loss) in net earnings of affiliated companies; and (ii) $1.0 million decrease in management fees.

Adjusted EBITDA, affected by the items described in the table above, excluded the $59.1 million OTTI loss, as discussed above, and $0.1 million non-cash stock-based compensation and decreased by approximately $75.6 million to $107.7 million for the year ended December 31, 2017, as compared to $183.3 million for the same period of 2016. The decrease in Adjusted EBITDA was mainly due to a: (a) $63.0 million decrease in revenue, as described above; (b) $16.9 million increase in time charter expenses mainly due to the $16.4 million accrued backstop commitment to Navios Midstream; and (c) $3.1 million decrease in equity/ (loss) in net earnings of affiliated companies, (excluding the $59.1 million of non-cash impairment loss on equity investment in Navios Midstream), partially mitigated by a: (i) $2.3 million decrease in general and administrative expenses (excluding stock-based compensation); (ii) $2.9 million decrease in management fees, mainly due to the sale of one MR2 product tanker in January 2016 and two chemical tankers in the fourth quarter of 2016; (iii) $1.4 million decrease in other expense; (iv) $0.7 million decrease in direct vessel expenses (excluding amortization of dry dock and special survey costs); and (v) $0.1 million increase in other income (excluding the $0.4 million gain on debt repayment incurred in 2016).

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

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries.

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

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2018.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On January 27, 2017, Navios Acquisition repaid $16.0 million being the balloon instalment for another of the remaining five tranches. In April 2018, the Company fully repaid the outstanding balance of $69.3 million. Following the prepayment, an amount of $0.02 million was written-off in consolidated statement of operations.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2018, an amount of $51.8 million was outstanding.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million has been drawn (divided into two tranches of $26.1 million and $25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The amount of $32.8 million was outstanding as of December 31, 2018 and it was fully prepaid in March 2019.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $31.2 million was outstanding as of December 31, 2018, under this loan agreement.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2018, an amount of $22.3 million was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2018, an amount of $42.6 million was outstanding.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26.7 million under this credit facility with ABN AMRO Bank N.V., which was secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility was repayable in four equal consecutive quarterly installments of $0.7 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The loan bore interest at LIBOR plus 400 bps per annum. In June, 2017, the Company prepaid the outstanding balance of $26.0 and an amount of $0.7 million was written-off from the deferred finance costs. As of December 31, 2018, there was no outstanding amount under this facility and the loan matured in February 2018.

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

On March 23, 2018, Navios Acquisition prepaid $26.8 million, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $0.3 million was written-off in the consolidated statement of operations. As of December 31, 2018 the outstanding balance under this facility was $46.8 million.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2018, the outstanding balance under this facility was $20.6 million.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million in aggregate, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2018, an amount of $32.0 million was outstanding under this facility.

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

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with CMB Financial Leasing Co., Ltd to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreement is repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement. As of December 31, 2018, the outstanding balance under this agreement was $68.5 million and the proceeds net of the deferred finance costs are included within line item “Loan proceeds, net of deferred finance costs” of the Financing Activities in the consolidated statements of cash flows.

In March and April 2019, Navios Acquisition entered into sale and lease back agreements with AVIC International leasing Co, Ltd for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. As a result of the refinancing, a result of the refinancing, as of December 31, 2018, $46.3 million was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”. The facility will be repayable in 28 equal consecutive quarterly installments of $2.2 million each, with a final balloon payment of $39.2 million to be repaid on the last repayment date. The facility matures in April 2026 and bears interest at LIBOR plus 350 bps per annum.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205.0 million Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

Amounts drawn under the Term Loan B are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary, with the exception of all the other Navios Acquisition’s subsidiaries.

Following the acquisition of the Nave Galactic and the sale of the Shinyo Kannika, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

As of December 31, 2018, a balance of $197.8 million was outstanding under the Term Loan B.

In March 2019, Navios Midstream sold the following VLCCs to Navios Acquisition: Shinyo Kieran for a price of $87.5 million, Shinyo Saowalak for a price of $79.5 million, Nave Celeste for a price of $28.0 million and the Nave Galactic for a price of $43.8 million. In addition, the company acquired from Navios Acquisition the following vessels: Nave Orbit for a price of $18.0 million, Nave Equator for a price of $18.0 million, Nave Buena Suerte for a price of $51.3 million, Nave Ariadne for a price of $16.0 million, Nave Cielo for a price of $16.0 million, Nave Atropos for a price of $30.8 million, Nave Pulsar for a price of $15.8 million, Nave Equinox for a price of $15.8 million, Nave Pyxis for a price of $28.5 million and Bougainville for a price of $27.0 million. The vessels that were sold were released as collaterals from Term Loan B and were replaced by the ones acquired.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40.0 million or $1.0 million per vessel; (ii) net worth ranging from $50.0 million to $135.0 million; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time till December 31, 2018 to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

As of December 31, 2018, the Company was in compliance with its covenants.

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

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. As of December 31, 2018, Navios Acquisition was contingently liable to charter-in certain vessels from Navios Midstream. Please see discussion in “Item 5F. Contractual Obligations and Contingencies”.

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2018:

	Payments due by period (unaudited)(1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$52,365	$1,026,924	$73,292	$63,819	$1,216,400
Lease obligations (time charters) for vessels to be delivered(2)	—	$23,037	$33,434	$144,270	$200,741
Total contractual obligations	$52,365	$1,049,961	$106,726	$208,089	$1,417,141

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 450 bps per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125%.

(2)

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in the third and fourth quarter of 2020, respectively.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30.0 million. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans I was $12.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $12.0 million. See Note 17 for the investment in Navios Europe I.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $57.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2018, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million. See Note 17 for the investment in Navios Europe II.

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

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

Navios Acquisition leases office space in Monaco pursuant to a five year lease agreement, dated July 1, 2018, that expires in June 2023, for a monthly rent of approximately $0.01 million.

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

Fair Value of Vessels: As of December 31, 2018, Navios Acquisition owned and operated a fleet of 41 vessels, with an aggregate carrying value of $1,452.2 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and intangible assets. On a vessel-by-vessel basis, as of December 31, 2018, the carrying value of 29 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs and intangible assets related to the vessel) exceeds the estimated fair value of those same vessels by approximately $174.4 million in the aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2018 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2018
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$43.7	$31.1	*
Nave Ariadne	7/2/2010	$43.7	$29.6	*
Nave Cosmos	10/27/2010	$31.8	$22.7	*
Nave Polaris	1/27/2011	$31.8	$23.0	*
Nave Orbit	7/12/2011	$42.5	$26.6	*
Nave Equator	7/18/2011	$42.4	$26.6	*
Nave Andromeda	11/14/2011	$44.3	$33.8	*
Nave Estella	1/20/2012	$44.6	$33.6	*
Nave Atria	7/31/2012	$37.6	$30.2	*
Nave Cassiopeia	8/31/2012	$43.8	$35.0	*
Nave Cetus	10/31/2012	$44.0	$35.5	*
Nave Aquila	11/9/2012	$37.8	$30.6	*
Nave Bellatrix	1/24/2013	$38.0	$31.0	*
Nave Orion	3/22/2013	$38.1	$31.2	*
Nave Rigel	2/13/2013	$47.9	$39.0	*
Nave Atropos	4/24/2013	$48.2	$39.7	*
Nave Titan	6/10/2013	$37.1	$31.3	*
Nave Capella	7/9/2013	$37.2	$31.2	*
Nave Alderamin	9/3/2013	$37.3	$31.6	*
Nave Equinox	6/26/2013	$23.5	$18.9
Nave Pulsar	7/9/2013	$23.6	$19.1	*
Bougainville	9/30/2013	$35.6	$30.3
Nave Dorado	9/24/2013	$16.8	$13.0	*
Nave Jupiter	5/7/2014	$39.6	$33.0	*

Nave Luminosity	9/19/2014	$39.6	$33.5	*
Nave Pyxis	11/20/2014	$33.4	$28.6
Nave Quasar	2/12/2014	$54.7	$46.2
Nave Buena Suerte	3/10/2014	$57.2	$49.0
Nave Neutrino	6/16/2014	$43.7	$36.6	*
Nave Synergy	12/09/2014	$75.9	$63.8	*
Nave Electron	7/21/2014	$41.2	$34.1	*
Nave Sextans	1/8/2015	$33.4	$28.7
Nave Velocity	2/11/2015	$39.2	$33.7	*
Nave Spherical	11/6/2015	$69.2	$60.0	*
Nave Photon	12/2/2015	$65.2	$60.3	*
Nave Galactic	12/14/2018	$44.0	$43.9
Nave Celeste	12/14/2018	$28.0	$27.9
Shinyo Kieran	12/14/2018	$79.4	$79.2
Shinyo Saowalak	12/14/2018	$75.5	$75.2
Shinyo Ocean	12/14/2018	$23.0	$22.9
C. Dream	12/14/2018	$21.0	$21.0
		$1,734.5	$1,452.2

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2018, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel).

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred dry-dock and special survey costs and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings; if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal 2018, management concluded that, market rates decreased during the year and events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed. Management assessment concluded that there were no impairment indicators of the Navios Midstream long-lived assets that were acquired on December 13, 2018 due to the short period from the acquisition date through December 31, 2018.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the unamortized portion of deferred dry-dock and special survey costs and the carrying value of the related intangible, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2020 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.5% based on the fleets historical performance.

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

	December 31, 2018		December 31, 2017
	Number of vessels (*)	Amount (U.S. millions) (**)	Number of vessels (*)	Amount (U.S. millions) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	11	21.1	—	—
1-year historical average rate	21	148.4	21	146.0

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2018, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flows for unfixed days, ranging from 3.0% to 39.0%, excluding the vessels of Navios Midstream (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year historical average (of the one-year charter rate for similar vessels), three-year historical average (of the one-year charter rate for similar vessels), and one-year average (for similar vessels). The table below compares the 10-year historical average and the rates for five-year, three-year and one-year historical average, each as of December 31, 2018:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10- year Historical Average (of the One- Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above/ (below) the 10-year average)
Chemicals	7.5%	(20.3%)	(16.8%)
MR2s	2.7%	(3.9%)	(8.7%)
LR1s	3.0%	(9.2%)	(20.2%)
VLCCs	6.0%	(6.1%)	(25.6%)

As disclosed elsewhere, the fleet includes 29 vessels for which the carrying value exceeds the estimated fair value of those same vessels by approximately $174.4 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year historical average of the one-year charter rate (for similar vessels), in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, would have carrying values in excess of their projected undiscounted future cash flows. If testing for impairment using historical rates for three year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 11 and 21 of its vessels, respectively would have carrying values in excess of their projected undiscounted future cash flows.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2018, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

There was no impairment loss recognized for the years ended December 31, 2018, 2017 and 2016.

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $122.2 million, $177.7 million and $231.4 million for the years ended December 31, 2018, 2017 and 2016 respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which determines the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $53.0 million, $46.6 million and $50.8 million, for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. For the years ended December 31, 2018, 2017, and 2016 revenues under voyage contracts were $11.6 million, $2.1 million, and $0.4 million respectively. Capitalized costs as of December 31, 2018 related to costs to fulfill the contract amounted to $0.5 million, as compared to $0 for the same period in 2017, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of December 31, 2018 that related to voyage contracts is $7.3 million (December 31, 2017: $0.1 million). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2018, 2017 and 2016 amounted to $1.1 million, $0.9 million and $7.6 million, respectively.

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

Investments in Equity Securities: Navios Acquisition evaluates its equity method investments, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

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

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in Navios Midstream held by a common unit holder other than Navios Acquisition, Navios Midstream or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of NNA common stock. As a result of the Merger, 3,683,284 shares of NNA common stock were issued to former holders of NAP Public Units.

As of December 13, 2018 the book value of the investment in Navios Midstream was $107.2 million and the market value of the investment was $31.5 million, resulting in a loss of $75.7 million.

Recent Accounting Pronouncements

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842.

The Company is currently assessing the impact of the aforementioned accounting guidance will have on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	54	Chairman, Chief Executive Officer and Director
Leonidas Korres	43	Co- Chief Financial Officer
Erifili Tsironi	44	Co- Chief Financial Officer
Vasiliki Papaefthymiou	50	Secretary
Anna Kalathakis	49	Director, Senior Vice President — Legal Risk Management
George Galatis	56	Director
Brigitte Noury	72	Director
Ted C. Petrone	64	Director
Nikolaos Veraros, CFA	49	Director
Eleni Warren	70	Director
Christos Kokkinis	67	Director

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Holdings (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007, and the Chairman and Chief Executive Officer of Navios Containers (Nasdaq: NMCI), an affiliated limited partnership, since April 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Leonidas Korres has been our Chief Financial Officer since April 2010 and Co-Chief Financial Officer following the completion of the merger between Navios Maritime Acquisition Corporation and Navios Maritime Midstream Partners L.P. Mr. Korres also serves as Senior Vice President for Business Development of Navios Holdings from January 2010 and Head of Research of Navios Group since January 2018. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a senior financial advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a non-profit company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens Stock Exchange and the New York Stock Exchange). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for operating the Olympic venues. Mr. Korres earned his bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Following the completion of the merger between Navios Maritime Acquisition Corporation and Navios Maritime Midstream Partners L.P., Ms. Tsironi has been appointed as Co-Chief Financial Officer of Navios Maritime Acquisition Corporation. She previously served as Chief Financial Officer of Navios Maritime Midstream Partners L.P from its inception in 2014 until the completion of the merger. Ms. Tsironi has over 17 years experience in banking focusing on ship finance. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

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

Anna Kalathakis has been a member of our Board of Directors and Senior Vice President — Legal Risk Management since May 2010. Ms. Kalathakis has been Chief Legal Risk Officer since November 2012 and Senior Vice President — Legal Risk Management of Navios Holdings from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited, the “London P&I Club”) and an Associate Director of the London P&I Club where she gained experience in the handling of liability and contractual disputes in both the dry and tanker shipping sectors (including collisions, oil pollution incidents, groundings, etc.). She previously worked for a U.S. maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also served in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus Bar in Greece in 2003. She received a bachelor’s degree in International Relations from Georgetown University; she holds a Master of Business Administration degree from European University in Brussels; and a Juris Doctor degree from Tulane Law School.

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

Ted C. Petrone has been a member of our Board of Directors since our inception and was our President from our inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 42 years, 38 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

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

Christos Kokkinis has over 35 years of experience in ship finance and he is currently an independent consultant on shipping financial matters and a Board member of the Onassis Cardial Surgery Center. He spent 19 years at Alpha Bank, having established and served as the Head of the Shipping Division since 1997. Previously, he worked in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. He served on the board of Navios Maritime Midstream Partners L.P. as a non-executive director from October 2014 untill December 2018. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a master’s degree in Business Administration (M.B.A.) in finance and international business from Rutgers University, USA.

B.	Compensation

Compensation

Our independent directors are entitled to receive $50,000 in cash per year, from the respective start of their service on our Board of Directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

For the year ended December 31, 2018 the compensation paid, in the aggregate, to our executive officers and directors was $0.4 million.

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

As of December 31, 2018 the amount of $2.0 million was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2018 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2018. The total amount of $3.9 million was recorded in general and administrative expenses on the statements of operations for the years ended December 31, 2018.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the second class of directors, currently consisting of Ted C. Petrone, Nikolaos Veraros and Christos Kokkinis, will expire at our 2019 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2020 annual meeting of stockholders. The term of office of the first class of directors, consisting of George Galatis, Brigitte Noury, and Eleni Warren, will expire at our 2021 annual meeting of stockholders, as their term was renewed for three years at our 2018 annual meeting.

Director Independence

Our Board of Directors has determined that Messrs. Veraros, Galatis, Kokkinis, Ms. Noury and Ms. Warren are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

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

Audit committee

Our audit committee consists of Mr. Veraros, Mr. Kokkinis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE, and our Board of Directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

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

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•

None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings, Navios Partners, and Navios Containers.

•

Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, Navios Partners, and Navios Containers. Ted C. Petrone, a member of our Board of Directors, is the Vice Chairman of Navios Corporation, a subsidiary of Navios Holdings and a member of the Board of Directors of Navios Containers. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

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

•

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

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

•

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in Navios Midstream held by a common unit holder other than Navios Acquisition, Navios Midstream or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of NNA common stock. As a result of the Merger, 3,683,284 shares of NNA common stock were issued to former holders of NAP Public Units.

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

The following table sets forth certain information regarding beneficial ownership, based on 13,728,371 shares of common stock outstanding as of March 31, 2019, of our common stock held by Navios Holdings, each of our officers and directors (who own in excess of 1% of our outstanding shares of common stock) and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	4,865,147	(2)	35.20%
Angeliki Frangou(3)	561,104		4.06%
All of our officers and directors as a group(3)	604,074		4.37%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
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

(3)	Includes 100,000 options vested but not yet exercised.

Item 7. Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 13,728,371 shares of common stock outstanding as of March 31, 2019 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire as of April 19, 2019 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	4,865,147	(4)	35.20%
A. Lawrence Carroll Trust(2)	975,000		7.38%
Invesco Ltd. (3)	505,890		3.8%

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

The Navios Holdings Credit Facilities

On September 19, 2016, Navios Acquisition entered into a $70.0 million secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. “Navios Logistics”, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount with a payment of $55.1 million. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. As of December 31, 2018 and December 31, 2017, there was no outstanding receivable balance. The arrangement fee was deferred and amortized using the effective interest rate method. Total interest income, including amortization of deferred fees, for the year ended December 31, 2018 and December 31, 2017 amounted to $0 and $4.5 million, respectively.

In March 2016, Navios Acquisition entered into the $50.0 million Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50.0 million. The Revolver had a margin of LIBOR plus 300bps and a maturity in December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver.

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

Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,350 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

Dry docking expenses are reimbursed at cost.

Total management fees for each of the years ended December 31, 2018, 2017 and 2016 amounted to $94.0 million, $95.0 million and $97.9 million, respectively.

Included in direct vessel expenses is an amount of $0.7 million for the year ended December 31, 2016, that was incurred for specialized work performed in connection with certain vessels of our fleet.

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

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covers vessels acquired.

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

For each of the years ended December 31, 2018, 2017 and 2016 the expense arising from administrative services rendered by Navios Holdings amounted to $8.9 million, $9.0 million and $9.4 million, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II)

Balance due from related parties as of December 31, 2018 and December 31, 2017 was $15.8 million and $18.0 million, respectively, and included the short-term and long-term amounts due from Navios Holdings. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term

Amounts due to related parties, short-term as of December 31, 2018 was $12.0 million and mainly consisted of payables to Navios Holdings. As of December 31, 2017 the amounts due to related parties, short-term were $17.1 million, and mainly consisted of backstop commitment liability payable to Navios Midstream. In the first quarter of 2018, Navios Acquisition paid to Navios Midstream the amount of $16.4 million regarding the backstop commitment.

Navios Midstream Merger Ageement

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Omnibus Agreements

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

The Midstream Omnibus Agreement

Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

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

Backstop Agreements

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream (“Backstop Agreements”). In accordance with the terms of the Backstop Agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. The Company has recognized expense of $20.1 million up to December 13, 2018 and $16.4 million as “Time charter and voyage expenses” in the consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the accrued liability under the Backstop Agreements is eliminated as intercompany balance following the Merger with Navios Midstream. As of December 31, 2017, the accrued liability recognized was $16.4 million and was paid to Navios Midstream in the first quarter of 2018. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

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

Sale of C. Dream and Nave Celeste

As of December 31, 2018 and 2017, the unamortized deferred gain recognized in relation to the sale of Nave Celeste and C.Dream to Navios Midstream in June 2015 totaled $0 and $7.7 million, respectively, of which an amount of $0 and $1.0 million, respectively, was included in “Deferred revenue”. For the year ended December 31, 2018, the Company recognized a total amount of $7.7 million in “Equity/ (loss) in net earnings of affiliated companies” including $6.8 million of accelerated amortization of the deferred gain recognized following the merger with Navios Midstream.

For the years ended December 31, 2017 and 2016, Navios Acquisition recognized $1.1 million and $0.2 million of the deferred gain, respectively, in “Equity/ (loss) in net earnings of affiliated companies”, respectively. Please see Note 17: “Transactions with related parties”.

Participation in offerings of affiliates

On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25.0 million. Refer also to Note 10 “Investment in affiliates”.

On September 30, 2016, December 30, 2016, February 16, 2017 and May 5, 2017 Navios Acquisition entered into securities purchase agreements with Navios Midstream pursuant to which Navios Acquisition made an investment in Navios Midstream by purchasing 5,655, 1,143, 6,446 and 412 general partnership interests, respectively, for aggregate consideration of $0.2 million in order to maintain its 2.0% partnership interest in Navios Midstream in light of such continuous offering sales program.

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0, $0.05 million and $0.2 million was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements. In December 2018, the availability under the Revolving Loans I was increased by $30.0 million. See Note 10 for the investment in Navios Europe I.

Balance due from Navios Europe I as of December 31, 2018 amounted to $22.7 million (December 31, 2017: $19.4 million) which included the Navios Revolving Loans I of $11.8 million (December 31, 2017: $11.8 million), the non-current amount of $4.2 million (December 31, 2017: $3.2 million) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $6.6 million (December 31, 2017: $4.5 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans I was $12.0 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $12.0 million.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 10 for the investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2018 amounted to $38.5 million (December 31, 2017: $31.1 million) which included the Navios Revolving Loans II of $20.7 million (December 31, 2017: $20.7 million), the non-current amount of $5.8 million (December 31, 2017: $3.8 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $12.0 million (December 31, 2017: $6.7 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million.

Registration Rights

Pursuant to a registration rights agreement between us and our initial stockholders entered into in connection with the IPO, the holders of the sponsor units (and the common stock and warrants comprising such units and the common stock issuable upon exercise of such warrants), the sponsor warrants (and the common stock issuable upon exercise of such warrants), the co-investment shares and such other shares of common stock purchased pursuant to the limit orders described above are entitled to three demand registration rights, “piggy-back” registration rights and short-form resale registration rights. We will bear the expenses incurred in connection with any such registration statements other than underwriting discounts or commissions for shares not sold by us. In addition, we have registered the 111,850 shares of common stock issued in connection with the VLCC Acquisition. The resale registration statement became effective on January 19, 2011.

In addition, in connection with the private placement of 1,180,166 shares that was completed on February 26, 2013, we have granted registration rights to Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners.

In connection with the private placements of 1,095,890 shares and of 865,801 shares that were completed on May 21, 2013 and on September 16, 2013, respectively, we have granted registration rights to Navios Holdings.

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

On January 26, 2018, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2017 of $0.30 per share of common stock payable on March 27, 2018 to stockholders of record as of March 22, 2018. A dividend in the aggregate amount of $3.1 million was paid on March 27, 2018 out of which $2.9 million was paid to the stockholders of record as of March 22, 2018 and $0.2 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On May 4, 2018, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2018 of $0.30 per share of common stock payable on June 27, 2018 to stockholders of record as of June 21, 2018. A dividend in the aggregate amount of $3.1 million was paid on June 27, 2018 out of which $2.9 million was paid to the stockholders of record as of June 21, 2018 and $0.2 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On July 31, 2018, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2018 of $0.30 per share of common stock payable on September 27, 2018 to stockholders of record as of September 20, 2018. A dividend in the aggregate amount of $3.0 million was paid on September 27, 2018 out of which $2.9 million was paid to the stockholders of record as of September 20, 2018 and $0.2 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On November 2, 2018, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2018 of $0.30 per share of common stock payable on December 5, 2018 to stockholders of record as of November 27, 2018. A dividend in the aggregate amount of $3.0 million was paid on December 5, 2018 out of which $2.9 million was paid to the stockholders of record as of November 27, 2018 and $0.2 million was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

For the years ended December 31, 2018, December 31, 2017 and December 31, 2016, Navios Acquisition had no outstanding Series B and Series D Preferred Stock.

On January 25, 2019, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2018 of $0.30 per share of common stock which was paid on March 27, 2019 to stockholders of record as of February 27, 2019. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

B.	Significant Changes

Not Applicable.

Item 9. Listing Details

Our shares of common stock are traded on the NYSE under the symbol “NNA.”

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Please refer to the filings on Form 6-K (file number 001-34104) filed with the U.S. Securities and Exchange Commission: Exhibit 99.9 of Form 6-K filed on June 4, 2010, Exhibit 3.1 of Form 6-K filed on February 10, 2011, Exhibit 1.1 of Form 6-K filed on September 21, 2010, Exhibit 1.1 of Form 6-K filed on November 9, 2010, Exhibit 1.1 to Form 6-K filed on April 12, 2011, and Exhibit 1.1 to Form 6-K filed on November 14, 2018, which the Company hereby incorporates herein by reference.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

•

Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

•

Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)

•

Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

•

Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)

•

Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)

•

Form of Management Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

•

First Amendment to Management Agreement, dated October 17, 2016, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Midstream on October 27, 2016 and hereby incorporated by reference)

•

Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

•

Form of Administrative Services Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

•

Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)

•

Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)

•

Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries of and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, among Folegandros Shipping Corporation, Serifos Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 9, 2010, and hereby incorporated by reference)

•

Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, among Rhodes Shipping Corporation, Crete Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 12, 2012, and hereby incorporated by reference)

•

Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Antipsara Shipping Corporation and Norddeutsche Landesbank Girozentrale (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

•

Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

•

Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, among certain vessel-owning subsidiaries, Wilmington Trust (London) Limited, Deutsche Bank AG Filiale Deutschlandgeschaft and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 13, 2015, and hereby incorporated by reference)

•

Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

•

Loan Agreement for up to $70.0 million, dated September 19, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 21, 2016, and hereby incorporated by reference)

•

Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)

•

Credit Agreement for $205.0 million term loan facility, dated June 18, 2015, among Navios Midstream Partners L.P., Navios Maritime Midstream Partners Finance (US) Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Credit Suisse Securities (USA) LLC, S. Goldman Advisors, LLC, ABN Amro Capital USA LLC and DVB Capital Markets LLC (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

•

Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)

•

Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)

•

Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)

•

Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners LP and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by on March 17, 2015, and hereby incorporated by reference)

•

General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

•

Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)

•

Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 37.0%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2017, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “Medicare Tax” below. Because the common stock of Navios Acquisition was traded on the NYSE during 2018, dividends paid during 2018 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate. However if the NYSE were to delist our shares from trading on its exchange, future dividends may not constitute qualified dividend income. See “Risk Factors” above.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2018 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2018 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011 through 2018 taxable years and we do not believe that we will be treated as a PFIC for 2018 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for taxable years 2011 through 2018 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Controlled Foreign Corporation

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2018, or at any time during 2018, we believe that tax rules recently enacted by the Tax Cuts and Jobs Act, including the repeal of the prohibition against attribution, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Navios Acquisition’s status as a CFC depends in large part on the percentage of our equity held by Navios Holdings (either directly or indirectly through Alpha Merit Corporation), whether one or more U.S. Holders own 10.0% or more (by vote or value) of the equity of Navios Acquisition, and various other factors.

Tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Currently, Navios Holdings beneficially owns 35.2% of our common stock indirectly through Alpha Merit Corporation. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of this stock interest for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value), would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly, or constructively, we should become a CFC.

The U.S. federal income tax consequences of U.S. holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected were we to become a CFC. However, were we to become a CFC any U.S. Holder who owns 10% or more of our equity (by vote or value), directly, indirectly, or constructively (but not through downward attribution) should be subject to U.S. federal income tax on its pro rata share of our so-called “subpart F” income and should be subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine’s opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income (see United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Status and Significant Tax Consequences). So, we believe that the income we earn from our time chartering activities should not be treated as subpart F income and thus no such U.S. Holder should be subject to U.S. federal income tax on such income, regardless of whether IRS’s position that the Section 883 exemption does not apply to subpart F income is correct. If, contrary to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption (see U.S. Federal Income Taxation of Navios Acquisition – Exemption of Operating Income from U.S. Federal Income Taxation). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Acquisition that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Acquisition should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Acquisition being treated as a CFC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2018, the value of U.S. dollar increased by approximately 4.9% as compared to the Euro.

Interest Rate Risk

In each of December 31, 2018 and 2017, Navios Acquisition had a total of $1.2 billion and $1.1 billion, respectively, in short term and long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2018, 2017 and 2016 we paid interest on our outstanding debt at a weighted average interest rate of 6.94%, 6.5% and 6.0%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2018, 2017 and 2016 by $3.9 million, $4.3 million and $5.1 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. Our major customers during 2016 were: Navig8, Shell and Mansel. For the year ended December 31, 2016, these three customers accounted for 33.0%, 20.0% and 14.7%, respectively, of Navios Acquisition’s revenue. Our major customers during 2017 were: Navig8, Shell and Mansel. For the year ended December 31, 2017, Navig8, Mansel and Shell accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue. Our major customers during 2018 were: Navig8 and Mansel. For the year ended December 31, 2018, Navig8 and Mansel accounted for 39.2% and 12.1%, respectively, of Navios Acquisition’s revenue.

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2018, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Our audit committee currently consists of three independent directors, Mr. Veraros, Mr. Kokkinis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE, and our board of directors has determined that Mr. Veraros qualifies as an “audit committee financial expert,” as such term is defined by the SEC. Mr. Veraros is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the NYSE. The code is available for review on our website at http://www.navios-acquisition.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2018 and 2017 were PricewaterhouseCoopers S.A. The audit fees for the audit for each of the years ended December 31, 2018 and 2017 were $0.3 million and $0.2 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2018 and 2017.

Tax Fees

There were no tax fees billed in 2018 and 2017.

Other Fees

There were no other fees billed in 2018 and 2017.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2018 and 2017.

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

The table below sets forth the repurchases made under the stock repurchase program during the fiscal year ended December 31, 2018.

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
February 1, 2018 through February 28, 2018	178,620	$11.33	178,620	$22,976,943.31
March 1, 2018 through March 31, 2018	165,816	12.76	165,816	$20,861,041.23
April 1, 2018, through April 30, 2018	55,073	12.00	55,073	$20,199,924.11
May 1, 2018 through May 31, 2018	20,263	11.25	20,263	$19,972,041.21
June 1, 2018, through June 30, 2018	41,735	10.20	41,735	$19,546,341.51
July 1, 2018, through July 31, 2018	29,456	8.78	29,456	$19,287,725.99
August 1, 2018 through August 31, 2018	27,763	8.50	27,763	$19,051,849.66
September 1, 2018 through September 30, 2018	18,279	8.29	18,279	$18,900,328.45
October 1, 2018 through October 31, 2018	77,745	6.56	77,745	$18,390,064.23
November 1, 2018 through November 30, 2018	22,864	6.50	22,864	$18,241,489.92
December 1, 2018 through December 31, 2018	33,348	5.24	33,348	$18,066,760.46

Total:	670,962		670,962

(1)	All amounts in the chart above is on a post fifteen to one reverse split basis, which became effective on November 14, 2018.

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

Separate consolidated financial statements and notes thereto for Navios Midstream for each of the years ended December 31, 2018, 2017 and 2016 are being provided as a result of Navios Midstream meeting a significance test pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Midstream for the year ended December 31, 2018 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit  15.3 to this Annual Report on Form 20-F.

Item 19. Exhibits

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010 and hereby incorporated by reference)

1.2	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 10, 2011, and hereby incorporated by reference)

1.3	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 14, 2018, and hereby incorporated by reference)

1.4	By-laws of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to the Navios Maritime Acquisition Corporation Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

2.1	Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock of Navios Maritime Acquisition Corporation, as filed with the Registrar of Companies of The Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 12, 2011, and hereby incorporated by reference)

2.2	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018 and hereby incorporated by reference)

2.3	Form of Certificate of Designation, Preferences and Rights in respect of the Series E Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018, and hereby incorporated by reference)

2.4	Indenture dated November 13, 2013, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., the Guarantors thereto and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on December 9, 2013, and hereby incorporated by reference)

2.5	First Supplemental Indenture dated January 8, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Lefkada Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.6	Second Supplemental Indenture dated February 20, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Navios Acquisition Europe Finance Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.7	Third Supplemental Indenture dated March 31, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.8	Fourth Supplemental Indenture dated May 28, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Leros Shipping Corporation, Kimolos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 12, 2014, and hereby incorporated by reference)

2.9	Fifth Supplemental Indenture dated December 4, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Samos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 30, 2015, and hereby incorporated by reference)

2.10	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Delos Shipping Corporation, Tilos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

2.11	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.12	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

4.1	Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

4.2	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.3	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)

4.4	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

4.5	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)

4.6	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)

4.7	Form of Management Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

4.8	First Amendment to Management Agreement, dated October 17, 2016, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Midstream on October 27, 2016 and hereby incorporated by reference)

4.9	Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.10	Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

4.11	Form of Administrative Services Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

4.12	Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.13	Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)

4.14	Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)

4.15	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.16	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries of and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.17	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, among Folegandros Shipping Corporation, Serifos Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 9, 2010, and hereby incorporated by reference)

4.18	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, among Rhodes Shipping Corporation, Crete Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 12, 2012, and hereby incorporated by reference)

4.19	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Antipsara Shipping Corporation and Norddeutsche Landesbank Girozentrale (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

4.20	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

4.21	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, among certain vessel-owning subsidiaries, Wilmington Trust (London) Limited, Deutsche Bank AG Filiale Deutschlandgeschaft and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 13, 2015, and hereby incorporated by reference)

4.22	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

4.23	Loan Agreement for up to $70.0 million, dated September 19, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 21, 2016, and hereby incorporated by reference)

4.24	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)

4.25	Credit Agreement for $205.0 million term loan facility, dated June 18, 2015, among Navios Midstream Partners L.P., Navios Maritime Midstream Partners Finance (US) Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Credit Suisse Securities (USA) LLC, S. Goldman Advisors, LLC, ABN Amro Capital USA LLC and DVB Capital Markets LLC (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

4.26	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)

4.27	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)

4.28	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)

4.29	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners LP and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by on March 17, 2015, and hereby incorporated by reference)

4.30	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

4.31	Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)

4.32	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)

4.33	Fifth Amendment to the Management Agreement, dated as of May 3, 2018, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018, and hereby incorporated by reference)

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.3	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.3	Financial statements of Navios Maritime Midstream Partners L.P. for the fiscal years ended December 31, 2018, 2017 and 2016.*

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2018, 2017 and 2016; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: April 19, 2019

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Navios Maritime Acquisition Corporation:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under item 15 (b) of the Company’s 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 19, 2019

We have served as the Company’s auditor since 2010.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	4	$44,009	$81,151
Restricted cash	4	2,600	5,307
Accounts receivable, net	5	25,100	12,810
Due from related parties, short term	10,17	18,926	13,931
Prepaid expenses and other current assets	6	13,343	6,534
Total current assets		103,978	119,733
Vessels, net	3,7	1,383,605	1,250,043
Intangible assets other than goodwill	3,8	36,645	—
Goodwill	9	1,579	1,579
Other long-term assets		—	900
Deferred dry dock and special survey costs, net		32,161	20,871
Investment in affiliates	3,10	11,400	125,062
Due from related parties, long-term	10,17	58,016	54,593
Total non-current assets		1,523,406	1,453,048
Total assets		$1,627,384	$1,572,781
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	11	$12,621	$3,862
Accrued expenses	13	13,205	12,211
Due to related parties, short-term	17	12,029	17,107
Deferred revenue		3,340	5,028
Current portion of long-term debt, net of deferred finance costs	14	50,964	36,410
Total current liabilities		92,159	74,618
Long-term debt, net of current portion, premium and net of deferred finance costs	14	1,154,873	1,028,959
Deferred gain on sale of assets	3,17	—	6,729
Total non-current liabilities		1,154,873	1,035,688
Total liabilities		$1,247,032	$1,110,306
Commitments and contingencies	18	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 1,000 series C shares issued and outstanding as of December 31, 2018 and December 31, 2017	19	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 13,280,927 and 10,140,527 issued and outstanding as of December 31, 2018 and December 31, 2017, respectively	19	1	1
Additional paid-in capital	19	522,335	518,085
Accumulated deficit		(141,984)	(55,611)
Total stockholders’ equity		380,352	462,475
Total liabilities and stockholders’ equity		$1,627,384	$1,572,781

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Revenue	2, 20	$187,946	$227,288	$290,245
Time charter and voyage expenses	17	(31,593)	(21,919)	(4,980)
Direct vessel expenses	17	(7,656)	(4,198)	(3,567)
Management fees (entirely through related party transactions)	17	(94,019)	(94,973)	(97,866)
General and administrative expenses	3,13,17,19	(18,569)	(13,969)	(17,057)
Depreciation and amortization	7,8	(56,307)	(56,880)	(57,617)
Interest income	10,17	7,998	10,042	4,767
Interest expense and finance cost	14	(77,975)	(76,438)	(75,987)
Bargain purchase gain	3	68,951	—	—
Gain on sale of vessels	7,17	25	—	11,749
Equity/ (loss) in net earnings of affiliated companies	3,10,17	(61,284)	(46,657)	15,499
Other income		28	82	377
Other expense		(3,918)	(1,277)	(2,685)
Net (loss)/ income		$(86,373)	$(78,899)	$62,878
Dividend on restricted shares		(172)	(89)	(105)
Undistributed loss/ (income) attributable to Series C participating preferred shares		4,312	3,835	(3,058)
Net (loss)/ income attributable to common stockholders, basic	21	$(82,233)	$(75,153)	$59,715
Plus:
Dividend on restricted shares		—	—	105
Net (loss)/ income attributable to common stockholders, diluted	21	$(82,233)	$(75,153)	$59,820
Net (loss)/ income per share, basic	21	$(8.40)	$(7.50)	$6.00
Weighted average number of shares, basic		9,784,507	10,027,469	9,995,514
Net (loss)/ income per share, diluted	21	$(8.40)	$(7.50)	$6.00
Weighted average number of shares, diluted		9,784,507	10,027,469	10,049,077

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Operating Activities
Net (loss)/ income		$(86,373)	$(78,899)	$62,878
Adjustments to reconcile net (loss)/ income to net cash provided by operating activities:
Depreciation and amortization	7,8	56,307	56,880	57,617
Amortization and write-off of deferred finance costs and bond premium	14	3,743	3,784	3,656
Gain on debt repayment		—	—	(350)
Amortization of dry dock and special survey costs		7,656	4,198	2,837
Stock based compensation	19	1,076	57	864
Gain on sale of vessels	7	(25)	—	(11,749)
Bargain purchase gain	3	(68,951)	—	—
(Equity)/ loss in earnings of affiliates, net of dividends received	3, 10, 17	61,284	56,923	(1,438)
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(2,235)	(2,390)	(479)
(Increase)/ decrease in accounts receivable		(2,063)	8,123	(6,731)
(Increase)/ decrease in due from related parties short-term		(3,734)	11,116	(7,210)
Decrease in other long term assets		900	—	1,020
Decrease/ (increase) in due from related parties long-term		3,955	(12,730)	(7,638)
Increase/ (decrease) in accounts payable		3,250	(993)	2,102
(Decrease)/ increase in accrued expenses		(2,824)	1,164	1,245
Payments for dry dock and special survey costs		(19,412)	(14,897)	(3,828)
Increase in due to related parties		14,093	17,107	—
Decrease in deferred revenue		(5,356)	(3,475)	(75)

Net cash (used in)/ provided by operating activities		$(38,709)	$45,968	$92,721

Investing Activities
Net cash proceeds from sale of vessels	7,10	44,500	—	89,988
Cash acquired from Navios Midstream merger	3,10	25,260	—	—
Loan repayment from affiliated companies	17	—	55,132	—
Investment in affiliates		—	(84)	(89)
Loans receivable from affiliates		—	(13,706)	(4,275)
Loan receivable from affiliate, net of issuance fee and costs	17	—	—	(49,342)
Dividends received from affiliates	10	10,053	11,036	7,223

Net cash provided by investing activities		$79,813	$52,378	$43,505

Financing Activities
Loan proceeds, net of deferred finance costs	14	69,512	49,764	—
Loan repayments	14	(131,125)	(84,196)	(105,531)
Dividend paid	12	(12,213)	(31,614)	(31,682)
Redemption of Convertible shares and puttable common stock	19	—	(2,500)	(4,000)
Acquisition of treasury stock	19	(7,127)	—	—

Net cash used in financing activities		$(80,953)	$(68,546)	$(141,213)

Net (decrease)/ increase in cash and cash equivalents and restricted cash		(39,849)	29,800	(4,987)
Cash and cash equivalents and restricted cash, beginning of year		86,458	56,658	61,645

Cash and cash equivalents, and restricted cash end of year		$46,609	$86,458	$56,658

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$76,468	$71,966	$72,478
Non-cash investing activities
Accrued interest on loan to affiliates		$(3,103)	$(2,643)	$(3,498)
Deferred gain on sale of assets		$—	$—	$8,823
Costs payable relating to sale of vessel		$200	$—	$—
Transaction costs relating to the merger with Navios Midstream		$469	$—	$—
Non-cash financing activities
Stock based compensation		$1,076	$57	$864

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Notes	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2015		4,000	$—	9,985,533	$1	$540,870	$—	$540,871
Redemption of puttable common stock	19	—	—	(26,667)	—	—	—	—
Conversion of Series A preferred stock into common stock	19	(3,000)	—	80,000	—	—	—	—
Stock based compensation	19	—	—	—	—	864	—	864
Dividend paid/ declared	12	—	—	—	—	—	(31,682)	(31,682)
Net income		—	—	—	—	—	62,878	62,878

Balance, December 31, 2016		1,000	$—	10,038,866	$1	$541,734	$31,196	$572,931
Redemption of puttable common stock	19	—	—	(16,667)	—	—	—	—
Stock based compensation	19	—	—	118,328	—	57	—	57
Dividend paid/ declared	12	—	—	—	—	(23,706)	(7,908)	(31,614)
Net loss		—	—	—	—	—	(78,899)	(78,899)

Balance, December 31, 2017		1,000	$—	10,140,527	$1	$518,085	$(55,611)	$462,475
Common shares issued for the acquisition of 41.03% of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), net of expenses	3, 19	—	—	3,683,284	—	22,514	—	22,514
Acquisition of treasury stock	19	—	—	(672,153)	—	(7,127)	—	(7,127)
Stock based compensation	19	—	—	129,269	—	1,076	—	1,076
Dividend paid/ declared	12	—	—	—	—	(12,213)	—	(12,213)
Net loss		—	—	—	—	—	(86,373)	(86,373)

Balance, December 31, 2018		1,000	$—	13,280,927	$1	$522,335	$(141,984)	$380,352

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

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and was listed on the NYSE under the symbol “NAP”. (Refer to Note 10, “Investment in affiliates”). Navios Midstream was a publicly traded master limited partnership, through December 13, 2018, which owned, operated and acquired crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

On November 16, 2017, in accordance with the terms of the Navios Midstream Partnership Agreement all of the issued and outstanding 9,342,692 subordinated units of Navios Midstream converted into common units on a one-for-one basis. Following their conversion into common units, these units had the same distribution rights as all other common units.

On December 13, 2018, the Company completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger, (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Midstream and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Under the terms of the transaction, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit. Following the Merger the results of operations of Navios Midstream are consolidated under Navios Acquisition.

As of December 31, 2018, Navios Acquisition owned a 100% limited partner interest in Navios Midstream, which included a 3.4% general partner interest.

As of December 31, 2018, Navios Holdings had 32.8% of the voting power and 35.8% of the economic interest in Navios Acquisition.

As of December 31, 2018, Navios Acquisition had outstanding: 13,280,927 shares of common stock and 1,000 shares of Series C Convertible Preferred Stock held by Navios Holdings.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. During the first quarter of 2018, the Company adopted the guidance codified in ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires that restricted cash and cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The reclassification of restricted cash in the statement of cash flows does not impact net income as previously reported or any prior amounts reported on the statements of operations, or balance sheet. The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the year ended December 31, 2017 resulted in an increase of operating cash flows in the amount of $26 and a decrease of financing cash flows in the amount of $2,085 with a corresponding decrease in cash and cash equivalents of $2,059. The effect of the retrospective application of this change in accounting principle on the Company’s statement of cash flows for the year ended December 31, 2016 resulted in an decrease of operating cash flows in the amount of $224 and a increase of financing cash flows in the amount of $750 with a corresponding increase in cash and cash equivalents of $526.

Reverse Stock Split:

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding common stock shares of the Company which was effected on November 14, 2018. The effect of the reverse stock split was to combine each 15 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share, and to reduce the number of common stock shares outstanding from approximately 142.9 million shares to approximately 9.5 million shares. No fractional shares of common stock were issued in connection with the reverse stock split. Stockholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu thereof. All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

(ab) Early adoption of new accounting standards

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this Update affect the amendments in Update 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this Update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.In addition in July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, using the modified retrospective method which is consistent, with the approach the Company has elected under the new revenue standard, and elected to apply the additional optional transition method along with the following practical expedients: (i) a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and such non-lease components are not predominant components of the combined component. The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

In December 2018, FASB issued ASU 2018-20, Leases (Topic 842), “Narrow-Scope Improvements for Lessors”: to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non lease components. The Company has early adopted the standard effective January 1, 2018 and is using that date as the date of initial application. The adoption of this guidance had no impact on the Company’s disclosures to the consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(ac) Adoption of new accounting standards

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. Please refer to Note 2 (w).

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The Company adopted the new guidance on January 1, 2018 and had no impact on the consolidated results of operations, financial condition, or cash flows.

(ad) Recent accounting pronouncements

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a Variable Interest Entity (“VIE”). For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted.

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842.

The Company is currently assessing the impact of the aforementioned accounting guidance will have on its consolidated financial statements.

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

As of December 31, 2018, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2018	2017	2016
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 3/29 & 12/14-12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/23 - 12/31	—	—
Olivia Enterprises Corp.	Vessel-Owning Company(9)	Marshall Is.	7/3 - 12/31	—	—
Cyrus Investments Corp.	Vessel-Owning Company(9)	Marshall Is.	7/3 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	12/14-12/31	—	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	12/14-12/31	—	—
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	12/14-12/31	—	—
Shinyo Ocean Limited	Vessel-Owning Company(10)	Hong Kong	12/14-12/31	—	—
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	12/14-12/31	—	—
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	12/14-12/31	—	—
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	12/14-12/31	—	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	12/14-12/31	—	—
NMA Sub LLC	Wholly-owned subsidiary(11)	Marshall Is.	10/4-12/13	—	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	Bareboat chartered-in vessels with purchase option, to be delivered in the third and fourth quarter of 2020.
(10)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).

(11)	Merger subsidiary which merged with and into Navios Midstream, with Navios Midstream surviving as a wholly owned subsidiary of Navios Acquisition in accordance with the Merger Agreement.

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

(g) Restricted Cash: As of December 31, 2018 and 2017, restricted cash consisted of $2,600 and $5,307, respectively, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed consolidated statements of cash flows:

Reconciliation of cash, cash equivalents and restricted cash:	December 31, 2018	December 31, 2017
Current assets:
Cash and cash equivalents	$44,009	$81,151
Restricted cash	2,600	5,307
Total cash, cash equivalents and restricted cash	$46,609	$86,458

(h) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, pool revenue, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(i) Other long term assets: As of December 31, 2018 and 2017, the amounts shown as other long term assets reflected the advances of $0 and $900, respectively, to certain unrelated counterparties for working capital purposes as per charters entered with them.

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

(k) Leases: Leases are classified as either finance or operating leases.

In cases of lease agreements where the Company acts as the lessee, the Company recognizes a right of use asset and a corresponding lease liability on the consolidated balance sheet. For finance leases, interest expense is determined using the effective interest method and amortization on the right-of-use asset is recognized on a straight-line basis. For operating leases, lease expense is recorded on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use asset. The Company does not act as a lessee in any of its arrangements.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheet and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a finance lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its revenue arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into two agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the two agreements as financing transactions.

(l) Vessels held for sale: Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

(m) Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. As of December 31, 2018, 2017 and 2016 there was no capitalized interest.

(n) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings, if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

During the fourth quarter of fiscal 2018, management concluded that, market rates decreased during the year and events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed. Management’s assessment concluded that there were no impairment indicators for the Navios Midstream long-lived assets that were acquired on December 13, 2018 due to the short period from the acquisition date through December 31, 2018. As a result, no impairment assessment of Navios Midstream’s long-lived assets was performed as of December 31, 2018.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of drydock and special survey costs related to the vessel and the carrying value of the related intangible, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until May 2020 and thereafter assuming an annual increase of 3.0% and utilization rate of 99.5% based on the fleets’ historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, existed as of December 31, 2018, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

There was no impairment loss recognized for the years ended December 31, 2018, 2017 and 2016, respectively.

(o) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining loan facilities and are presented as a deduction from the corresponding liability, consistent with debt discount. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization of deferred finance costs for each of the years ended December 31, 2018, 2017 and 2016 was $3,688, $3,905 and $3,501, respectively.

(p) Goodwill: Goodwill acquired in a business combination is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to the statements of operations if the carrying amount exceeds the estimated implied fair value.

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

(q) Intangible assets other than goodwill: The Company’s intangible assets consist of favorable lease terms. When intangible assets (or liabilities) associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires management to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of its vessels and its weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The amortizable value of favorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item.

The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. If a vessel purchase option is exercised the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. On December 13, 2018, Navios Acquisition acquired the intangible assets of Navios Midstream at fair value of $36,900. (See Note 3 and Note 8). As of December 31, 2018 and 2017, the intangible assets of Navios Acquisition were $36,645 and $0, respectively.

No impairment loss was recognized for any of the periods presented.

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

Navios Acquisition evaluates its investments for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects, and (iii) the intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in fair value. Please refer to Note 10 “Investments in affiliates”.

Following the aforementioned merger the results of operations of Navios Midstream are included in the consolidated financial statements of Navios Acquisition. Please refer to Note 3.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2018, 2017 and 2016, the amortization expense was $7,656, $4,198 and $2,837, respectively. Accumulated amortization as of December 31, 2018 and 2017 amounted to $14,750 and $8,360, respectively.

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

(u) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss was probable and can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with Navios Tankers Management Inc. (“the Manager”), participates in Protection and Indemnity (P&I) insurance coverage plans

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

provided by mutual insurance societies known as P&I clubs. Services such as the ones described above are provided by the Manager under the Management Agreement dated May 28, 2010, as recently amended in May 2018, and are included as part of the daily fee of $6.5 for each MR2 product tanker and chemical tanker vessel, $7.15 per LR1 product tanker vessel and $9.5 per VLCC vessel. (See Note 17). Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

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

(w) Revenue and Expense Recognition:

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 “Leases”. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $122,235, $177,673 and $231,426 for the years ended December 31, 2018, 2017 and 2016 respectively. The majority of revenue from time chartering is usually collected in advance.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $52,989, $46,626 and $50,832, for the years ended December 31, 2018, 2017 and 2016, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. For the years ended December 31, 2018, 2017, and 2016 revenues under voyage contracts were $11,638, $2,071, and $384 respectively. Capitalized costs as of December 31, 2018 and 2017 related to costs to fulfill the contract amounted to $505 and $0, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of December 31, 2018 that related to voyage contracts is $7,269 (December 31, 2017: $126). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2018, 2017 and 2016 amounted to $1,084, $918 and $7,603, respectively.

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

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Nave Bellatrix	Charterer’s option to extend the charter for six months at $11,850 net per day plus profit sharing arrangements.
Nave Orbit	Charterer’s option to extend the charter for six months at $12,750 net per day plus profit sharing arrangements.
Nave Dorado	Charterer’s option to extend the charter for six months at $13,331 net per day.
Nave Buena Suerte, Nave Quasar	Charterer’s option to extend the charter for one year at $20,475 net per day.
Nave Estella	Charterer’s option to extend the charter for one year at $14,625 net per day.
Shinyo Saowalak, Shinyo Kieran	Charterer’s option to extend the charter for one year at $15,159 net per day.
TBN	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees, brokerage commissions and the reasonable estimate of the loss for backstop agreements. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred. Contract fulfillment costs (mainly consisting of bunker expenses and port dues) for voyage charters are recognized as deferred contract costs and amortized over the voyage period when the relevant criteria under ASC 340-40 are met or are expensed as incurred.

Direct Vessel Expense: Direct vessel expenses comprise of the amortization of drydock and special survey costs of certain vessels of Navios Acquisition’s fleet.

Management fees:

Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

Dry docking expenses are reimbursed at cost.

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

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covers vessels acquired.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Prepaid Expense and Other Current Assets: Prepaid expenses relate primarily to cash paid in advance for expenses associated with voyages, to working capital advances under pooling arrangements and inventories. These amounts are recognized as expense over the voyage or charter period. Inventories comprise of bunkers on board of vessels under voyage charters (when applicable) and are valued at cost as determined on the first-in first-out basis.

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

(y) Earnings per Share: Basic earnings per share is computed by dividing net income attributable to Navios Acquisition’s common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the preferred shares and the stock options) are assumed to be exercised and the proceeds used to repurchase shares of common stock at the weighted average market price of the Company’s common stock during the relevant periods. Convertible shares are included in the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Net (loss)/ income for the years ended December 31, 2018, 2017 and 2016 was adjusted for the purposes of earnings/ (loss) per share calculation, for the dividends on the Series A Preferred Shares, the restricted common stock and for the undistributed income that is attributable to the Series C Convertible Preferred Stock.

On November 9, 2018 the Stockholders of Navios Acquisition approved the one-for-15 reverse stock split of its common stock. Following the effectiveness of the reverse stock split, as of November 14, 2018, any historical per share information has been adjusted to give effect to the reverse stock split.

(z) Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(za) Stock based Compensation: In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $693).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $12, $0 and $0 for the years ended December 31, 2018, 2017 and 2016, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2018.

Restricted shares outstanding and not vested were 129,269 shares as of December 31, 2018.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $681 as of December 31, 2018 and is expected to be recognized over the weighted average time to vest of 4.0 years.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $17.70 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $1,064, $57 and $0 for the year ended December 31, 2018, 2017 and 2016 respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2018.

Restricted shares outstanding and not vested were 88,743 shares as of December 31, 2018.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $974 as of December 31, 2018 and is expected to be recognized over the weighted average time to vest of 3.0 years.

The weighted average contractual life of the 100,000 stock options outstanding, that were issued in October 2013 and vested ratably through a three year period, was 4.8 years as of December 31, 2018. The effect of compensation expense arising from the restricted shares and stock options amounted to $0, $0 and $864 as of December 31, 2018, 2017 and 2016, respectively, and it was reflected in general and administrative expenses on the statements of operations.

NOTE 3: ACQUISITION OF NAVIOS MIDSTREAM

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Acquisition accounted for the Merger “as a business combination achieved in stages” which resulted in the application of the “acquisition method,” as defined under ASC 805 Business Combinations, as well as the recalculation of Navios Acquisition’s previously held equity interest in Navios Midstream to its fair value at the date the controlling interest was acquired and the recognition of a loss in earnings. Under the acquisition method, the consideration paid by Navios Acquisition in connection with the transaction was allocated to Navios Midstream’s net assets based on their estimated fair values as of the completion of the Merger. The excess of the fair value of the identifiable net assets acquired of $123,450 over the total purchase price consideration of $54,499, resulted in a bargain purchase gain in the amount of $68,951.

As of December 13, 2018, our previously held interest of 58.97% in Navios Midstream with a carrying value of $107,213 was remeasured to a fair value of $31,515, resulting in a loss on acquisition of control in the amount of $75,698 and is presented within, “Equity /(loss) in net earnings of affiliated companies”. Concurrently, the Company recognised $6,777 of accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015. The acquisition of the remaining non-controlling interest of 41.03% through the issuance of newly issued shares in Navios Acquisition was recorded at a fair value of $22,984 on the basis of 3,683,284 shares issued at a closing price per share of $6.24 on the day of the Merger.

The results of operations of Navios Midstream are included in Navios Acquisition’s consolidated statements of operations following the completion of the Merger on December 13, 2018.

Transaction costs amounted to $2,175 and have been fully expensed in the statement of operations within the caption “General and administrative expenses”.

If the acquisition had been consummated as of January 1, 2017, Navios Acquisitions’ pro-forma revenues and net loss (income) for the year ended December 31, 2018 would have been $252,189 and $(159,897), respectively, and for the year ended December 31, 2017 would have been $293,949 and $(59,553), respectively. These pro-forma results include non-recurring items directly related to the business acquisition as follows: (a) the loss on acquisition of control in the amount of $75,698; (b) accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015 in the amount of $6,777; and (c) the bargain purchase gain in the amount of $68,951. Additionally, pro-forma net income for the year ended December 31, 2018 includes the operations of a vessel that was sold prior to the acquisition and for which no pro-forma adjustments have been made. The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented.

The Navios Midstream acquisition contributed revenues of $5,069 and net loss of $1,630 to Navios Acquisition for the year ended December 31, 2018.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on December 13, 2018:

Purchase price:
Fair value of previously held interest (58.97%)	$31,515
Equity issuance (3,683,284 Navios Acquisition shares * $6.24)	22,984

Total purchase price	54,499
Fair value of assets and liabilities acquired:
Vessels	234,000
Current assets (including cash of $25,260)	64,530
Favourable lease terms	36,900
Long term debt assumed (including current portion)	(198,337)
Current liabilities	(13,643)

Fair value of net assets acquired	123,450

Bargain purchase gain	$68,951

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The acquired intangible assets, listed below, as determined at the acquisition date and are amortized under the straight line method over the period indicated below:

	Weighted Average Amortization (years)	Amortization per Year
Favorable lease terms	7.0	$(5,275)

The following is a summary of the acquired identifiable intangible assets:

Gross Amount
Description
Favorable lease terms	$36,900

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2018	December 31, 2017
Cash on hand and at banks	$27,764	$60,088
Short-term deposits	16,245	21,063
Restricted cash	2,600	5,307
Total cash, cash equivalents and restricted cash	$46,609	$86,458

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

Restricted cash includes amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017	December 31, 2016
Accounts receivable	$25,100	$12,810	$20,933
Less: Provision for doubtful accounts	—	—	—
Accounts receivable, net	$25,100	$12,810	$20,933

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2018, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Group of Companies (“Navig8”) and Mansel LTD (“Mansel”) which accounted for 39.2%, 12.1%. For the year ended December 31, 2017, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Mansel and Shell Tankers Singapore Private LTD (“Shell”), which accounted for 31.9%, 14.3% and 13.7%, respectively. For the year ended December 31, 2016, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Shell and Mansel, which accounted for 33.0%, 20.0% and 14.7%, respectively.

No other customers accounted for 10% or more of total revenue for any of the years presented.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2018	December 31, 2017
Inventories	$4,007	$192
Advances for working capital purposes	8,250	6,050
Voyage charters deferred contract costs and other	1,086	292

Total prepaid expenses and other current assets	$13,343	$6,534

NOTE 7: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2015	$1,590,332	$(148,697)	$1,441,635
Additions	—	(57,617)	(57,617)
Disposals (including vessels held for sale)	(85,319)	8,224	(77,095)
Balance at December 31, 2016	$1,505,013	$(198,090)	$1,306,923
Additions	—	(56,880)	(56,880)
Balance at December 31, 2017	$1,505,013	$(254,970)	$1,250,043
Additions	234,000	(56,052)	177,948
Disposals	(51,739)	7,353	(44,386)
Balance at December 31, 2018	$1,687,274	$(303,669)	$1,383,605

Disposal of vessels

2018

On March 29, 2018, Navios Acquisition sold all the shares of the vessel-owning subsidiary of the Nave Galactic, a 2009-built VLCC vessel of 297,168 dwt to Navios Midstream for a sale price of $44,500, which was paid as of March 31, 2018. The gain on sale of the vessel, upon write-off of the unamortized dry-docking of $465 and working capital items of $376 (including costs of $200), was $25.

2016

On January 27, 2016, Navios Acquisition sold the Nave Lucida to an unaffiliated third party for net cash proceeds of $18,449. The gain on sale of the vessel, upon write-off of the unamortizeddry-docking, was $2,282.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

On December 13, 2018, Navios Acquisition acquired at fair value the intangible assets of Navios Midstream, consisting of favorable lease terms. Refer to Note 3.

Intangible assets as of December 31, 2018, December 31, 2017 and December 31, 2016 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2015	$—	$—	$—
Balance at December 31, 2016	$—	$—	$—
Balance at December 31, 2017	$—	$—	$—
Additions	36,900	(255)	36,645
Balance at December 31, 2018	$36,900	$(255)	$36,645

Amortization expense of favorable lease terms for the years ended December 31, 2018, 2017 and 2016 is presented in the following table:

	December 31, 2018	December 31, 2017	December 31, 2016
Favorable lease terms charter-out	(255)	—	—
Total	$(255)	$—	$—

The remaining aggregate amortization of acquired intangibles as of December 31, 2018 was as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(5,275)	$(5,275)	$(5,275)	$(5,275)	$(5,275)	$(10,270)	$(36,645)
Total	$(5,275)	$(5,275)	$(5,275)	$(5,275)	$(5,275)	$(10,270)	$(36,645)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the remaining contract periods.

NOTE 9: GOODWILL

Goodwill as of December 31, 2018 and December 31, 2017 amounted to:

Balance at January 1, 2017	$1,579
Balance at December 31, 2017	$1,579
Balance at December 31, 2018	$1,579

NOTE 10: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000. Effective November 2014 and as of December 31, 2018, Navios Holdings, Navios Acquisition and Navios Partners had a voting interest of 50%, 50% and 0%, respectively.

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

As of December 31, 2018 and December 31, 2017, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $27,409 and $24,147, respectively, which represented the Company’s carrying value of its investment of $4,750 (December 31, 2017: $4,750) the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $16,014 (December 31, 2017: $14,944), which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $6,645 (December 31, 2017: $4,453) which is included under “Due from related parties, short-term”. Refer to Note 17 for the terms of the Navios Revolving Loans I.

Income of $1,071, and loss of $274 and income of $1,302 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2018, 2017 and 2016, respectively.

Accounting for basis difference

The initial investment in Navios Europe I recorded under the equity method of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which was $6,763. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2018 and December 31, 2017, the unamortized difference between the carrying amount of the investment in Navios Europe I and the amount of the Company’s underlying equity in net assets of Navios Europe I was $3,357, and $4,034, respectively.

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

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that the Company is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

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

As of December 31, 2018, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $45,115 (December 31, 2017: $37,741), which represented the Company’s carrying value of the investment of $6,650 (December 31, 2017: $6,650), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $26,445 (December 31, 2017: $24,412), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $12,020 (December 31, 2017: $6,679), which is included under “Due from related parties, short-term”. Refer to Note 17 for the terms of the Navios Revolving Loans II.

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2018 was $2,032. Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2017 was $2,456. Loss of $22 in total was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2016.

Accounting for basis difference

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity/ (loss) in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2018, and December 31, 2017 the unamortized difference between the carrying amount of the investment in Navios Europe II and the amount of the Company’s underlying equity in net assets of Navios Europe II was $6,069 and $7,011, respectively.

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

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream is not a “VIE”. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model and concluded that it does maintain significant influence.

Following the deconsolidation of Navios Midstream, the Company accounted for all of its interest under the equity method.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On June 18, 2018, in accordance with the terms of the Partnership Agreement all of the issued and outstanding 1,592,920 subordinated Series A units of Navios Midstream converted into Navios Midstream’s existing common units on a one-for-one basis. Following their conversion into common units, these units have the same distribution rights as all other common units.

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in Navios Midstream held by a common unit holder other than Navios Acquisition, Navios Midstream or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of NNA common stock. As a result of the Merger, 3,683,284 shares of NNA common stock were issued to former holders of NAP Public Units.

Following the completion of the Merger the results of operations of Navios Midstream are included in Navios Acquisition’s consolidated statements of operations. Please refer to Note 3.

As of June 30, 2017 the fair value of our investment in Navios Midstream has been below its carrying value for a period over twelve months, due to the decline in the quoted price of the common units of Navios Midstream. During the year ended December 31, 2017, the Company recognized a non-cash “other-than-temporary impairment” (“OTTI”) loss of $59,104 relating to its investment in Navios Acquisition and the amount was included in “Equity/ (loss) in net earnings of affiliated companies”.

For the year ended December 31, 2018, 2017 and 2016, total equity method income from Navios Midstream recognized in “Equity/ (loss) in net earnings of affiliated companies” pre-OTTI was $4,535, $10,265 and $14,219, respectively. Dividends received during the year ended December 31, 2018, 2017 and 2016 were $10,053, $21,301 and $21,283, respectively.

Following the results of the significant tests performed by the Company, it was concluded that on a combined basis all affiliates met the significant threshold requiring summarized financial information for all affiliated companies. The separate consolidated financial statements and notes thereto for Navios Midstream for each of the years ended December 31, 2018, 2017 and 2016 have been filed as part of this annual Report on Form 20-F (See exhibit 15.3) as a result of significance tests being met pursuant to Rule 3-09 of Regulation S-X.

	December 31, 2018		December 31, 2017
Balance Sheet	Navios Europe I	Navios Europe II	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$19,160	$27,544	$19,185	$16,882
Current assets	$22,732	$33,479	$22,417	$28,403
Non-current assets	$139,955	$195,805	$145,940	$195,784
Current liabilities	$83,059	$39,150	$21,284	$25,805
Long-term debt including current portion, net of deferred finance costs and discount	$64,818	$99,153	$75,472	$109,223
Non-current liabilities	$61,035	$168,195	$125,283	$164,276

	Year Ended December 31, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016
Income Statement	Navios Europe I	Navios Europe II	Navios Europe I	Navios Europe II	Navios Europe I	Navios Europe II
Revenue	$34,885	$49,870	$37,468	$38,633	$40,589	$30,893
Net income/ (loss) before non-cash change in fair value of Junior Loan	$(22,881)	$(12,899)	$(20,778)	$(40,921)	$(2,174)	$(25,062)
Net income/ (loss)	$(3,197)	$(12,169)	$9,762	$(9,086)	$16,137	$(34,059)

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 11: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Creditors	$6,266	$1,503
Brokers	2,049	2,005
Professional and legal fees	4,306	354
Total accounts payable	$12,621	$3,862

NOTE 12: DIVIDENDS PAYABLE

On February 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2015 of $0.75 per share of common stock payable on March 23, 2016 to stockholders of record as of March 17, 2016. A dividend in the aggregate amount of $7,928 was paid on March 23, 2016 out of which $7,544 was paid to the stockholders of record as of March 17, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On May 11, 2016, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2016 of $0.75 per share of common stock payable on June 22, 2016 to stockholders of record as of June 17, 2016. A dividend in the aggregate amount of $7,923 was paid on June 22, 2016 out of which $7,539 was paid to the stockholders of record as of June 17, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 10, 2016, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2016 of $0.75 per share of common stock payable on September 21, 2016 to stockholders of record as of September 14, 2016. A dividend in the aggregate amount of $7,918 was paid on September 21, 2016 out of which $7,534 was paid to the stockholders of record as of September 14, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On November 4, 2016, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2016 of $0.75 per share of common stock payable on December 21, 2016 to stockholders of record as of December 14, 2016. A dividend in the aggregate amount of $7,913 was paid on December 21, 2016 out of which $7,529 was paid to the stockholders of record as of December 14, 2016 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On February 3, 2017, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2016 of $0.75 per share of common stock payable on March 14, 2017 to stockholders of record as of March 7, 2017. A dividend in the aggregate amount of $7,908 was paid on March 14, 2017 out of which $7,524 was paid to the stockholders of record as of March 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On May 12, 2017, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2017 of $0.75 per share of common stock payable on June 14, 2017 to stockholders of record as of June 7, 2017. A dividend in the aggregate amount of $7,904 was paid on June 14, 2017 out of which $7,520 was paid to the stockholders of record as of June 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On August 9, 2017, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2017 of $0.75 per share of common stock payable on September 14, 2017 to stockholders of record as of September 7, 2017. A dividend in the aggregate amount of $7,902 was paid on September 14, 2017 out of which $7,518 was paid to the stockholders of record as of September 7, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On October 25, 2017, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2017 of $0.75 per share of common stock payable on December 12, 2017 to stockholders of record as of December 6, 2017. A dividend in the aggregate amount of $7,900 was paid on December 12, 2017 out of which $7,516 was paid to the stockholders of record as of December 6, 2017 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Preferred Stock.

On January 26, 2018, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2017 of $0.30 per share of common stock payable on March 27, 2018 to stockholders of record as of March 22, 2018. A dividend in the aggregate amount of $3,102 was paid on March 27, 2018 out of which $2,948 was paid to the stockholders of record as of March 22, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On May 4, 2018, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2018 of $0.30 per share of common stock payable on June 27, 2018 to stockholders of record as of June 21, 2018. A dividend in the aggregate amount of $3,065 was paid on June 27, 2018 out of which $2,911 was paid to the stockholders of record as of June 21, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On July 31, 2018, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2018 of $0.30 per share of common stock payable on September 27, 2018 to stockholders of record as of September 20, 2018. A dividend in the aggregate amount of $3,039 was paid on September 27, 2018 out of which $2,885 was paid to the stockholders of record as of September 20, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

On November 2, 2018, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2018 of $0.30 per share of common stock payable on December 5, 2018 to stockholders of record as of November 27, 2018. A dividend in the aggregate amount of $3,007 was paid on December 5, 2018 out of which $2,853 was paid to the stockholders of record as of November 27, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock

For the years ended December 31, 2018, December 31, 2017 and December 31, 2016, Navios Acquisition had no outstanding Series B and Series D Preferred Stock.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

NOTE 13: ACCRUED EXPENSES

Accrued expenses as of December 31, 2018 and December 31, 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Accrued voyage expenses	$1,067	$1,437
Accrued loan interest	9,838	8,910
Accrued legal and professional fees	2,300	1,864
Total accrued expenses	$13,205	$12,211

As of December 31, 2018 and December 31, 2017 the amount of $1,970 and $1,675, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2017 and 2018 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2018, and as of December 31, 2017, respectively. The total amount of $3,945, $2,805 and $4,010 was recorded in general and administrative expenses in the statements of operations for the years ended December 31, 2018, 2017 and 2016, respectively, comprised of compensation authorized to the directors and officers of the Company.

NOTE 14: BORROWINGS

	December 31, 2018	December 31, 2017
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$—	$71,500
BNP Paribas S.A. and DVB Bank S.E.	51,750	56,250
Eurobank Ergasias S.A. $52,200	32,841	35,569
Eurobank Ergasias S.A. $52,000	31,206	33,654
Norddeutsche Landesbank Girozentrale	22,266	23,828
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	42,578	45,703
Ship Mortgage Notes $670,000	670,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	46,846	82,327
BNP Paribas $44,000	32,000	36,000
HSH $24,000	20,568	22,856
Term Loan B	197,824	—
Total credit facilities	1,147,879	1,077,687
CMB Financial Leasing Co.	68,521	—
Total borrowings	1,216,400	1,077,687
Less: Deferred finance costs, net	(11,453)	(13,470)
Add: bond premium	890	1,152
Less: current portion of credit facilities, net of deferred finance costs	(45,403)	(36,410)
Less: current portion of CMB Financial Leasing Co., net of deferred finance costs	(5,561)	—
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,154,873	$1,028,959

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

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries.

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

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2018.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. On January 27, 2017, Navios Acquisition repaid $16,000 being the balloon instalment for another of the remaining five tranches. In April 2018, the Company fully repaid the outstanding balance of $69,250. Following the prepayment, an amount of $19 was written-off in consolidated statement of operations.

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2018, an amount of $51,750 was outstanding.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The amount of $32,841 was outstanding as of December 31, 2018 and it was fully prepaid in March 2019.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $31,206 was outstanding as of December 31, 2018, under this loan agreement.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. During the first quarter of 2015, the facility was fully drawn and as of December 31, 2018, an amount of $22,266 was outstanding under this loan agreement.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of December 31, 2018, an amount of $42,578 was outstanding.

ABN AMRO Bank N.V.: In February 2017, the Company drew $26,650 under this credit facility with ABN AMRO Bank N.V., which was secured with its two chemical tankers, following the full repayment of the previous financing arrangements. The facility was repayable in four equal consecutive quarterly installments of $650 each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan was in February 2018. The loan bore interest at LIBOR plus 400 bps per annum. In June, 2017, the Company prepaid the outstanding balance of $26,000 and an amount of $697 was written-off from the deferred finance costs. As of December 31, 2018, and 2017 there was no outstanding amount under this facility and the loan matured in February 2018.

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

On March 23, 2018, Navios Acquisition prepaid $26,770, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $297 was written-off in the consolidated statement of operations. As of December 31, 2018 the outstanding balance under this facility was $46,846.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2018, the outstanding balance under this facility was $20,568.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 in aggregate, with a final balloon payment of $20,000 to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2018, an amount of $32,000 was outstanding under this facility.

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

As of December 31, 2018 no amount was available to be drawn from our facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with CMB Financial Leasing Co., Ltd to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreement is repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. As of December 31, 2018, the outstanding balance under this agreement was $68,521 and the proceeds net of the deferred finance costs are included within line item “Loan proceeds, net of deferred finance costs” of the Financing Activities in the consolidated statements of cash flows.

In March and April 2019, Navios Acquisition entered into sale and lease back agreements with AVIC International leasing Co, Ltd for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. As a result of the refinancing, as of December 31, 2018, an amount of $46,277 was reclassified from “Current portion of long-term debt, net of deferred finance cost” to “Long term debt, net of current portion, premium and net of deferred finance cost”. The agreements will be repayable in 28 equal consecutive quarterly installments of $2,267 each, with a purchase obligation of $39,675 to be repaid on the last repayment date. The agreements mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

Amounts drawn under the Term Loan B are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary, with the exception of all the other Navios Acquisition’s subsidiaries.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the acquisition of the Nave Galactic and the sale of the Shinyo Kannika, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

As of December 31, 2018, a balance of $197,824 was outstanding under the Term Loan B.

In March 2019, Navios Midstream sold the following VLCCs to Navios Acquisition: Shinyo Kieran for a price of $87,500, Shinyo Saowalak for a price of $79,500, Nave Celeste for a price of $28,000 and the Nave Galactic for a price of $43,750. In addition, the company acquired from Navios Acquisition the following vessels: Nave Orbit for a price of $18,000, Nave Equator for a price of $18,000, Nave Buena Suerte for a price of $51,250, Nave Ariadne for a price of $16,000, Nave Cielo for a price of $16,000, Nave Atropos for a price of $30,750, Nave Pulsar for a price of $15,750, Nave Equinox for a price of $15,750, Nave Pyxis for a price of $28,500 and Bougainville for a price of $27,000. The vessels that were sold were released as collaterals from Term Loan B and were replaced by the ones acquired.

The maturity table below reflects the principal payments of all notes, credit facilities and the CMB Financial Leasing Co agreement outstanding as of December 31, 2018 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes.

December 31, 2018
Long-Term Debt Obligations:
Year
December 31, 2019	52,365
December 31, 2020	300,990
December 31, 2021	725,934
December 31, 2022	62,037
December 31, 2023	11,255
December 31, 2024 and thereafter	63,819
Total	$1,216,400

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time till December 31, 2018 to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

As of December 31, 2018, the Company was in compliance with its covenants.

The weighted average interest rate for the year ended December 31, 2018 and 2017 was 6.94% and 6.45%, respectively.

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

	December 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$44,009	$44,009	$81,151	$81,151
Restricted cash	$2,600	$2,600	$5,307	$5,307
Ship mortgage notes and premium	$663,399	$511,331	$661,463	$572,214
Other long-term debt, net of deferred finance costs	$542,438	$535,519	$403,906	$407,687
Due from related parties, long-term	$58,016	$58,016	$54,593	$54,593

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2018.

	Fair Value Measurements at December 31, 2018 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$44,009	$44,009	$—	$—
Restricted cash	$2,600	$2,600	$—	$—
Ship mortgage notes and premium	$511,331	$511,331	$—	$—
Other long-term debt(1)	$535,519	$—	$535,519	$—
Due from related parties, long-term(2)	$58,016	$—	$58,016	$—

	Fair Value Measurements at December 31, 2017 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$81,151	$81,151	$—	$—
Restricted cash	$5,307	$5,307	$—	$—
Ship mortgage notes and premium	$572,214	$572,214	$—	$—
Other long-term debt(1)	$407,687	$—	$407,687	$—
Due from related parties, long-term(2)	$54,593	$—	$54,593	$—

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 16: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates are presented net of commissions) is as follows:

Amount
2019	$122,339
2020	40,860
2021	55,430
2022	55,457
2023	55,457
Thereafter	208,173
Total minimum lease revenue, net of commissions	$537,716

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facilities: On September 19, 2016, Navios Acquisition entered into a $70,000 secured loan facility with Navios Holdings. The loan facility is secured by all of Navios Holdings’ interest in Navios Acquisition and 78.5% of Navios Holdings’ interest in Navios South American Logistics Inc. “Navios Logistics”, representing a majority of the shares outstanding of Navios Logistics. The secured loan facility provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75% with a maturity date of November 15, 2018. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount with a payment of $55,132. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. As of December 31, 2018 and December 31, 2017, the outstanding receivable balance was $0. The arrangement fee was deferred and amortized using the effective interest rate method. Total interest income, including amortization of deferred fees, for the year ended December 31, 2018 and December 31, 2017 amounted to $0 and $4,471, respectively.

In March 2016, Navios Acquisition entered into the $50,000 Revolver with Navios Holdings, which was available for multiple drawings up to a limit of $50,000. The Revolver had a margin of LIBOR plus 300bps and a maturity until December 2018. On April 14, 2016, Navios Acquisition and Navios Holdings announced that the Revolver was terminated. No borrowings had been made under the Revolver.

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014 and May 2016, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.35 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) $9.5 per VLCC, through May 2018.

Pursuant to an amendment to the Management Agreement dated as of May 3, 2018, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet for two additional years from May 29, 2018 through May 2020, at a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

Dry docking expenses are reimbursed at cost.

Total management fees for each of the years ended December 31, 2018, 2017 and 2016 amounted to $94,019, $94,973 and $97,866, respectively.

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

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covers vessels acquired.

For each of the years ended December 31, 2018, 2017 and 2016 the expense arising from administrative services rendered by Navios Holdings amounted to $8,883, $9,000 and $9,427, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Balance due from related parties (excluding Navios Europe I, Navios Europe II): Balance due from related parties as of December 31, 2018 and December 31, 2017 was $15,818 and $18,036, respectively, and included the short-term and long-term amounts due from Navios Holdings. The balances mainly consisted of administrative expenses and special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of December 31, 2018 was $12,029 and mainly consisted of payables to Navios Holdings. As of December 31, 2017 the amounts due to related parties, short-term were $17,107, and mainly consisted of backstop commitment liability payable to Navios Midstream. In the first quarter of 2018, Navios Acquisition paid to Navios Midstream the amount of $16,391 regarding the backstop commitment.

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Please refer to Note 3 “Acquisition of Navios Midstream” and Navios Midstream Merger Agreement under Note 10 “Investment in Affiliates”.

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

Midstream Omnibus Agreement: Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition have agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Backstop Agreement: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream (“Backstop Agreements”). In accordance with the terms of the Backstop Agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. The Company has recognized expense of $20,102 up to December 13, 2018 and $16,391 as “Time charter and voyage expenses” in the consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the accrued liability under the Backstop Agreements is eliminated as intercompany balance following the Merger with Navios Midstream. As of December 31, 2017, the accrued liability recognized was $16,391 and was paid to Navios Midstream in the first quarter of 2018. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

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

Sale of C. Dream and Nave Celeste: As of December 31, 2018 and 2017, the unamortized deferred gain recognized in relation to the sale of Nave Celeste and C.Dream to Navios Midstream in June 2015 totaled $0 and $7,708, respectively, of which an amount of $0 and $979, respectively, was included in “Deferred revenue”. For the year ended December 31, 2018, the Company recognized a total amount of $7,708 in “Equity/ (loss) in net earnings of affiliated companies” including $6,777 of accelerated amortization of the deferred gain recognized following the merger with Navios Midstream. Please refer to Note 3.

For the years ended December 31, 2017 and 2016 Navios Acquisition recognized $1,116 and $159 of the deferred gain, respectively, in “Equity/ (loss) in net earnings of affiliated companies”.

Participation in offerings of affiliates: On July 29, 2016, Navios Midstream launched a continuous offering sales program of its common units for an aggregate offering of up to $25,000. Refer also to Note 10 “Investment in affiliates”.

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

The Company determined, under the equity method, that the issuance of common units of Navios Midstream qualified as a sale of shares by the investee. As a result, a net loss of $0, $54 and $246 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements. In December 2018, the availability under the Navios Revolving Loans I was increased by $30,000. See Note 10 for the Investment in Navios Europe I.

Balance due from Navios Europe I as of December 31, 2018 was $22,659 (December 31, 2017: $19,397) which included the Navios Revolving Loans I of $11,770 (December 31, 2017: $11,770), the non-current amount of $4,244 (December 31, 2017: $3,174) related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $6,645 (December 31, 2017: $4,453) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 12.7% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans I was $12,000, of which Navios Acquisition may be required to fund an amount ranging from $0 to $12,000.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 10 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2018 was $38,465 (December 31, 2017: $31,091) which included the Navios Revolving Loans II of $20,662 (December 31, 2017: $20,662), the non-current amount of $5,783 (December 31, 2017: $3,750) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $12,020 (December 31, 2017: $6,679) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2018, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4,503.

NOTE 18: COMMITMENTS AND CONTINGENCIES

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in the third and fourth quarter of 2020, respectively.

The future minimum commitments for the 12-month periods ended December 31, 2018 of Navios Acquisition under its charter-in agreement for vessels delivery are as follows:

Amount
Lease Obligations (Time Charters) for vessels to be delivered:
Year
December 31, 2019	$—
December 31, 2020	6,320
December 31, 2021	16,717
December 31, 2022	16,717
December 31, 2023	16,717
December 31, 2024 and thereafter	144,270
Total	$200,741

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

NOTE 19: PREFERRED AND COMMON STOCK

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding common stock shares of the Company which was effected on November 14, 2018. The effect of the reverse stock split was to combine each 15 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share, and to reduce the number of common stock shares outstanding from approximately 142.9 million shares to approximately 9.5 million shares.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

No fractional shares of common stock were issued in connection with the reverse stock split. Stockholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu thereof. All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

Preferred Stock

Series A Convertible Preferred Stock

On September 17, 2010, Navios Acquisition issued 3,000 shares of the Company’s authorized Series A Convertible Preferred Stock to an independent third party as a consideration for certain consulting and advisory fees related to the VLCC acquisition. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. On January 6, 2016, Navios Acquisition redeemed, through the holder’s put option, 6,667 shares of puttable common stock and paid cash of $1,000 to the holder upon redemption. The Series A shares of preferred stock were fully converted into 80,000 common stock that was issued on March 11, 2016.

As of each of December 31, 2018 and December 31, 2017, no shares of Series A Convertible Preferred Stock were outstanding.

Series B Convertible Preferred Stock

On October 29, 2010, Navios Acquisition issued 540 shares of the Company’s authorized Series B Convertible Preferred Stock to the seller of the two LR1 product tankers. The preferred stock contained a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by the Company’s Board commenced payment on March 31, 2011. The preferred stock did not have any voting rights. On June 30, 2015, 162 shares of Series B Convertible Preferred Stock (being 30% of the 540 shares originally issued), with nominal value of $10 per share, were mandatorily converted into 4,320 shares of common stock at a conversion ratio of 1:375. On October 27, 2015, the remaining 378 shares of Series B Convertible Preferred Stock (being 70% of the 540 shares originally issued), with nominal value of $10 per share, were converted into 7,200 shares of common stock at a conversion ratio of 1:525.

As of each of December 31, 2018 and December 31, 2017, no shares of Series B Convertible Preferred Stock were outstanding.

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation.

The Company was authorized to issue up to 10,000,000 shares of $0.0001 par value preferred stock in total with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As of each of December 31, 2018 and December 31, 2017 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In addition at certain dates in 2015, 800 shares of Series D Convertible Preferred Stock were mandatorily converted into 53,333 shares of common stock. In conjunction with these conversions, the 53,333 shares of common stock were reclassified to puttable common stock within temporary equity, as a result of an embedded put option of the holder for up to 30 months after the conversion date.

As of each of December 31, 2018 and December 31, 2017, no shares of Series D Convertible Preferred Stock were outstanding.

Common Stock and puttable common stock

The Board of Directors of Navios Acquisition has approved 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split was effective since November 14, 2018 and the common stock commenced trading on such date on a split adjusted basis.

As of December 31, 2018 and December 31, 2017, the no shares of puttable common stock were outstanding:

	Puttable Common Stock
	Number of common shares	Amount
Balance at December 31, 2016	16,667	$2,500
Redemption of 16,667 shares of the puttable common stock	(16,667)	(2,500)
Balance at December 31, 2017	—	—
Balance at December 31, 2018	—	—

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.

In various dates in 2016 Navios Acquisition redeemed, through the holder’s put option, 26,667 shares of the puttable common stock and paid cash of $4,000 to the holder upon redemption.

On March 11, 2016, 80,000 shares of common stock were issued as a result of the conversion of 3,000 shares of Series A Convertible Preferred Stock.

In various dates in 2017, Navios Acquisition redeemed, through the holder’s put option 16,667 shares of puttable common stock and paid cash of $2,500 to the holder upon redemption.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number or amount of shares of common stock and may be suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. The Board of Directors will review the program periodically. Repurchases will be subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of December 31, 2018, the Company had repurchased and cancelled 670,962 shares of common stock, at a total cost of approximately $7,118.

Under the terms of the Merger with Navios Midstream on December 13, 2018, Navios Acquisition acquired all of the outstanding publicly held common units of Navios Midstream though the issuance of 3,683,284 newly issued shares of Navios Acquisition common stock in exchange for the publicly held common units of Navios Midstream at an exchange ratio of 0.42 shares of Navios Acquisition for each Navios Midstream common unit.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

As of December 31, 2018, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 13,280,927 were issued and outstanding.

Stock based compensation

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $693).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $12, $0 and $0 for the year ended December 31, 2018, 2017 and 2016 respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2018.

Restricted shares outstanding and not vested were 129,269 shares as of December 31, 2018.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $681 as of December 31, 2018 and is expected to be recognized over the weighted average time to vest of 4.0 years.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $17.7 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $1,064, $57 and $0 for the year ended December 31, 2018 and 2017, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2018.

Restricted shares outstanding and not vested were 88,743 shares as of December 31, 2018.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $974 as of December 31, 2018 and is expected to be recognized over the weighted average time to vest of 3.0 years.

The weighted average contractual life of the 100,000 stock options outstanding, that were issued in October 2013 and vested ratably through a three year period, was 4.8 years as of December 31, 2018. The effect of compensation expense arising from the restricted shares and stock options amounted to $0, $0 and $864 as of December 31, 2018, 2017 and 2016, respectively, and it was reflected in general and administrative expenses on the statements of operations.

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

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Asia	$118,176	$140,177	$179,256
Europe	28,547	34,653	40,237
United States	41,223	52,458	70,752
Total Revenue	$187,946	$227,288	$290,245

NOTE 21: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/ (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Net (loss)/ income for the years ended December 31, 2018, 2017 and 2016 was adjusted for the purposes of earnings/ (loss) per share calculation, for the dividends on the Series A Preferred Shares, the restricted common stock and for the undistributed income that is attributable to the Series C Convertible Preferred Stock.

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Numerator:
Net (loss)/ income	$(86,373)	$(78,899)	$62,878
Less:
Dividend declared on restricted shares	(172)	(89)	(105)
Undistributed loss/ (income) attributable to Series C participating preferred shares	4,312	3,835	(3,058)
Net (loss)/ income attributable to common stockholders, basic	$(82,233)	$(75,153)	$59,715
Plus:
Dividend declared on restricted shares	—	—	105
Net (loss)/ income attributable to common stockholders, diluted	$(82,233)	$(75,153)	$59,820
Denominator:
Denominator for basic net (loss)/ income per share — weighted average shares	9,784,507	10,027,469	9,995,514
Series A preferred stock	—	—	15,519
Restricted shares	—	—	38,044
Denominator for diluted net (loss)/ income per share — adjusted weighted average shares	9,784,507	10,027,469	10,049,077
Net (loss)/ income per share, basic	$(8.40)	$(7.50)	$6.00
Net (loss)/ income per share, diluted	$(8.40)	$(7.50)	$6.00

Potential common shares of 732,769 for the year ended December 31, 2018, 617,843, for the year ended December 31, 2017 (which includes Series C Preferred Stock, stock options and restricted shares), 611,733, for the years ended December 31, 2016 (which includes Series C Preferred Stock and stock options) have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece. The amount included in Navios Acquisition’s statements of operations for each of the years ended December 31, 2018 and 2017, related to the Greek Tonnage tax was $938 and $616, respectively.

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

NOTE 23: SUBSEQUENT EVENTS

On January 25, 2019, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2018 of $0.30 per share of common stock which was paid on March 27, 2019 to stockholders of record as of February 27, 2019. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

On January 25, 2019, the Board of Directors also approved to exercise the option for one VLCC newbuilding under a bareboat operating lease.

On February 7, 2019, all of our outstanding Series C convertible preferred shares held by Navios Holdings were converted into 511,733 shares of common stock of Navios Acquisition.

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750.

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations).