Form 20-F
period 2019-12-31
Navios Maritime Acquisition CORP
filed 2020-03-06
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Todd E. Mason

Thompson Hine LLP

335 Madison Ave

New York, NY 10017

Todd.Mason@thompsonhine.com

(212) 908-3946

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.0001 per share	NNA	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.                         None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.         None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,873,391 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

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

•	future levels of cash flow and levels of dividends, as well as our future cash dividend policy;

•	our future opening and financial results, including the amount of hire and profit share that we may receive;

•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;

•	our ability to take delivery of, integrate into our fleet, and employ any newbuildings we may order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the aging of our vessels and resultant increases in operation and drydocking costs;

•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

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

•

our ability to leverage to our advantage both Navios Tankers Management Inc. (the “Manager”) and Navios Maritime Holdings Inc. (“Navios Holdings”) relationships and reputation in the shipping industry.

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

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2016 and December 31, 2015, and the consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S.

generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

Statement of Income Data (In thousands of U.S. dollars except per share and vessel data)	Year ended December 31, 2019	Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016	Year ended December 31, 2015
Revenue	$280,117	$187,946		$227,288		$290,245	$313,396
Time charter and voyage expenses	(22,690)	(31,593)		(21,919)		(4,980)	(4,492)
Direct vessel expenses	(10,132)	(7,656)		(4,198)		(3,567)	(1,532)
Management fees (entirely through related party transactions)	(107,748)	(94,019)		(94,973)		(97,866)	(95,336)
General and administrative expenses	(21,689)	(18,569)		(13,969)		(17,057)	(15,532)
Depreciation and amortization	(67,892)	(56,307)		(56,880)		(57,617)	(57,623)
(Loss)/ gain on sale of vessels and Impairment loss	(36,731)	25		—		11,749	5,771
Gain on debt repurchase	1,940	—		—		—	—
Interest income	7,717	7,998		10,042		4,767	1,683
Interest expense and finance cost	(91,442)	(77,975)		(76,438)		(75,987)	(73,561)
Bargain purchase gain	—	68,951		—		—	—
Equity/ (loss) in net earnings of affiliates (including OTTI loss and loss on revaluation of existing interest), net of dividends received	2,948	(61,284)		(46,657)		15,499	18,436
Other income	1,335	28		82		377	41
Other expense	(1,174)	(3,918)		(1,277)		(2,685)	(1,514)
Net (loss)/ earnings	$(65,441)	$(86,373)		$(78,899)		$62,878	$89,737
Net (loss)/ earnings per share, basic	$(4.75)	$(8.40	)(3)	$(7.50	)(3)	$6.00 (3)	$8.55 (3)
Net (loss)/ earnings per share diluted	$(4.75)	$(8.40	)(3)	$(7.50	)(3)	$6.00 (3)	$8.40 (3)

Balance Sheet Data (at period end)	Year Ended December 31, 2019	Year Ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016		Year ended December 31, 2015
Current assets, including cash	$114,008	$103,978		$119,733		$107,282		$97,349
Vessels, net	$1,348,251	$1,383,605		$1,250,043		$1,306,923		$1,441,635
Total assets	$1,555,955	$1,627,384		$1,572,781		$1,703,619		$1,774,091	(1)
Long-term debt, including current portion, net of premium and deferred finance costs	$1,173,117	$1,205,837		$1,065,369		$1,095,938		$1,197,583	(1)
Total Stockholders’ equity	$313,852	$380,352	(3)	$462,475	(3)	$572,931	(3)	$540,871	(3)
Puttable common stock	$—	$—		$—		$2,500		$6,500
Common stock	$2	$1	(3)	$1	(3)	$1	(3)	$1	(3)
Number of shares	15,873,391	13,280,927	(3)	10,140,527	(3)	10,038,866	(3)	9,985,533	(3)
Dividends declared/ paid	$17,070/12,359	$12,213		$31,614		$31,682		$32,117

Cash Flow Data
Net cash provided by / (used in) operating activities	$29,244	$(38,709	)(2)	$45,968	(2)	$92,721	(2)	$119,677	(2)
Net cash provided by/ (used in) investing activities	$4,027	$79,813		$52,378		$43,505		$(104,510)
Net cash used in financing activities	$(35,829)	$(80,953	)(2)	$(68,546	)(2)	$(141,213	)(2)	$(14,684	)(2)
Cash dividends declared per common share	$1.20	$1.20	(3)	$3.0	(3)	$3.0	(3)	$3.0	(3)
Fleet Data:
Vessels at end of period	46	41		36		36		39

(1)	The total assets and long-term debt, including current portion, net of premium and deferred finance costs presented in this table have been revised to reflect the adoption of ASU 2015-03.
(2)	Net cash provided by/ (used in) operating activities and net cash used in financing activities presented in this table have been revised to reflect the adoption of ASU 2016-18.
(3)

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

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown, the rise and continued expansion of shale oil production in the U.S. and extreme volatility that has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States, the future economic growth of China, Brazil, Russia, India and other emerging markets and changing oil production and consumption patterns due to efficiencies, new technologies and government policy changes are all expected to affect demand for product and crude tankers going-forward. Demand for oil and refined petroleum products about equals current supply as a result of the steady global economic environment and a general global trend towards energy efficient technologies. Energy prices sharply declined from mid-2014 to mid-February 2016 primarily due to increased oil production worldwide. As a result, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose to above historically average rates. Oil prices bottomed as inventories reached high levels in the beginning of 2016 causing a general decline in charter rates for crude and product rates. Charter rates for both crude and product tankers rose at the end of 2019, due to the global economic expansion, declines in inventories of crude and products and the implementation of the International Maritime Organization’s low sulphur bunkering requirement starting on January 1, 2020 (IMO 2020). If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

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

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products and any differences in supply and demand between regions;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other legal and regulatory developments, including the adoption of any limits on the consumption of carbon-based fuels due to climate change agreements or protocols;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political developments, including changes to trade policies and or trade wars;

•	embargoes and strikes;

•	domestic and foreign tax policies.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new or second hand tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations, including ballast water management and low sulphur fuel consumption regulations.

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2020 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulphur reduction rules should increase trade in refined oil products.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 8% at the beginning of February 2020. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

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

Certain of our VLCC product tanker and chemical tanker vessels are contractually committed to time charters. We are not permitted to unilaterally terminate the charter agreements of these vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. We may also decide to sell a vessel in the future. In such a case, should we sell a vessel that is committed to a long-term charter, we may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. We may re-charter our tanker vessels on long-term charters or charter them in the spot market or place them in pools upon expiration or termination of the vessels’ current charters.

An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth in parts of the world economy, including Asia, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 8% as of the beginning of February 2020. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

“The United States exports more petroleum and other liquids than it imports annually starting in 2020 as U.S. crude oil production continues to increase and domestic consumption of petroleum products decreases,” according to the 2020 Annual Energy Outlook published in January 2020 by the US Energy Information Agency (“EIA”). Similarly in the annual World Energy Outlook (November 2019),the International Energy Agency (“IEA”) said that the increase in US crude oil output will account for 85% of the global increase in production to 2030, that Asia will take an increasing share of global imports, and that gross oil exports from the United States will overtake those from Saudi Arabia by the mid-2020s. The United States produced a record 12.9 million barrels per day (MBPD) in November 2019 and will produce, according to the IEA, 20.9 MBPD in 2025 and 19.8 MBPD in 2040, making it the world’s largest oil producer from now until 2040 ahead of both Saudi Arabia and Russia. In its 2016 Medium Term Oil Market Report, the IEA said that the steep rise in shale oil and gas production is expected to push the country toward energy self-sufficiency. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. EIA statistics through November 2019, show that U.S. crude oil imports fell 22.9% to an average of 5.8 MBPD under the 7.5 MBPD in November 2018, and the average imports are still below the June 2005 peak of 10.8 MBPD. EIA statistics note that U.S. crude oil exports have risen steadily since the ban on exports was lifted in 2015 reaching an all-time high of 3.4 MBPD in October 2019 and stood at 3.0 MBPD in November 2019, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessels, which can offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for certain of our existing older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of February 2020 is estimated at 190 vessels or 7% of the current product tanker fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as improved propulsion system or other technical measures, which purport to offer material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

A number of third party owners have ordered exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce sulphur emissions from fuel burned at sea, which may offer substantial bunker savings as compared to vessels without. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for certain of our existing vessels and expose us to lower vessel utilization and/or decreased charter rates.

As of January 7, 2020 there were about 4,913 tankers over 10,000 DWT, according to Clarksons Research services Limited. Owners have fitted or planned to fit scrubbers on 994 of these tankers or about 20% of the fleet. Fitting scrubbers will allow a ship to consume high sulphur fuel oil (“HSFO”) which is expected to be cheaper than the low sulphur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Generally the economics favor installing scrubbers on larger ships due to the increased fuel consumption of those ships but also depend on the availability of HSFO and the cost differential between it and LSFO. As such VLCCs are expected to retrofit or install scrubbers on about 38% of the fleet as opposed to about 13% of the fleet of tankers that are between 10,000 and 55,000 DWT. Savings from operating scrubber fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels of our fleet which may not have scrubbers. If the supply of such scrubber fitted vessel increases and if the differential between the cost of HSFO and LSFO remains high and if charterers prefer such vessels over our vessels, this may reduce demand for our existing vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes vessel speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of remote controlled or autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, and our ability to service our debt or declare dividends to holders of our common stock. As a result, our results of operations and financial condition could be adversely affected.

Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2018, it has traded between a low of 610 and a high of 1,958; as of February 12, 2020, it stood at 847. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between a low of 448 and a high of 1,031 since January 2019 and stood at 671 as of March 4, 2020. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 11.2 million barrels per day in November 2019 and stood at 10.8 million barrels per day in December 2019. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 840% from 0.4 million barrels per day to a record 3.7 million barrels per day in December 2019. The U.S. has steadily increased its total petroleum product exports by about 480% to a record 6.0 million barrels per day in December 2019 from one million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.

The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and Atlantic basin (West Africa, United States, Brazil, North Sea, Guyana and other) crude oils, which, in turn, primarily depend on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and Atlantic basin crude oil.

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;

•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;

•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;

•	armed conflict or acts of piracy in the Arabian Gulf or Atlantic basin including West Africa and political or other factors;

•	increased oil production in other regions, such as the United States, Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

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

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or a catastrophic event, such as a major earthquake, fire or outbreak of a contagion;

•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; or

•	our inability to finance the purchase of the vessel.

•	a natural or man-made force majeure.

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

As of March 5, 2020, the vessels in our fleet had an average age of approximately 8.7 years and most tanker vessels have an expected life of approximately 25 years. Certain vessels in our fleet are second-hand vessels and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

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

The IEA noted in its Global EV Outlook 2019 that total electric vehicles (EVs) registered worldwide grew from about 1.25 million in 2015 to 5.1 million in 2018. EV sales in 2018 were 2 million up about 70% from 1.1 million in 2017 lead by China with 1.1 million EVs sold in 2018 up 86% from 2017. IEA forecasts are for EVs to grow to 55 million registered vehicles by 2025 and 135 million by 2030 which would the IEA forecasts would reduce worldwide demand for oil products by 2.5 million barrels per day in 2030. According to Ward’s there were about 1 billion cars registered in 2010 and there will be about 2 billion cars registered by 2035.

According to the EIA, U.S. biodiesel production increased rapidly from 32 thousand barrels per day in 2009 to 113 thousand barrels per day in 2019 (average through November), a growth of about 250% although that production was down from 120 thousand barrels a day through November 2018). During the same period diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to 5.2 million barrels per day in November 2019, a growth of about 30%. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our tanker vessels (or will employ in the case of any crude, product, chemical, LNG or LPG tanker vessels that we may acquire) in the highly competitive crude oil, product, chemical, LNG and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition, quality operations and safety, experience and technical capability of the crew and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

While we have no specific plans, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels, whether new or second hand;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion;

•	sourcing crew qualified for the vessels acquired and modifying any management systems or inventories needed for the acquired vessels;

•	obtaining required financing, including working capital, which could include debt, equity or combinations thereof; and

•	improve operating and financial system and controls.

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

•

acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios, including those related to vessel values, or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

In addition, our business plan and strategy is predicated on buying vessels in a market at what we believe is near a low, but recovering phase of the periodic cycle in what has typically been a cyclical industry. However, there is no assurance that charter rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

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

Pursuant to technical management agreements we are provided with services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance, by our technical managers. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of the aforementioned services by the current technical manager. The failure of our technical managers to perform these services satisfactorily could have a material adverse effect on our business, financial condition and results of operations.

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

Due to the slow growth in world trade, the increase in the tanker fleet and declining tanker charter rates, the market values of our vessels and any contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. Within the last three months of 2019 smaller product tanker yard resale prices at $40 million per vessel increased above the average 2015 price. Vessel values may decline at lower levels and may remain low for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types, sizes and age of vessels;

•	sophistication and condition of the vessels;

•	advances in efficiency, such as the introduction of autonomous vessels;

•	where the ship was built and as-built specifications;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	whether the containership is equipped with scrubbers or not;

•	governmental or other regulations, including environmental regulations;

•	technological advances; and

•	ability of buyers to access financing and capital.

If the market value of our vessels decreases, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time. Our credit facilities contain covenants including maximum total net liabilities over total net assets (effective in general after delivery of the vessels), minimum net worth and loan to value ratio covenants of generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time until December 31, 2019 to be ranging from a maximum of 80% to 85%.If we breach any such covenants in the future and we are unable to remedy the relevant breach, our lenders could accelerate or require us to prepay a portion of our debt and foreclose on our vessels. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, we would incur a loss that could have a material adverse effect on our business, financial condition and results of operations.

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

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs, and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment. To the extent we are not employed or enter into the aforementioned contracts, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. As of January 1, 2020, the entry into force of MARPOL Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Since our vessels are mostly employed on a time charter basis, the cost of fuel is born by our charterers, making our vessels not equipped with scrubbers to be less competitive compared to ones that are (which can utilize the less expensive high sulphur fuel). Ships not retrofitted with exhaust gas scrubbers, thus they may have difficulty finding employment, may obtain lower charter hires and/or may need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

We have fixed the fees for ship management services of our owned fleet with the Manager until January 1, 2025. From January 01, 2020, we shall pay the Manager a fixed daily fee of $7,225 per LR1 product tanker vessel, $6,825 per MR1, MR2 product tanker vessel and chemical tanker vessel, and $9,650 per VLCC tanker vessel (the “Fixed Daily Fees”), plus a $50 daily technical and commercial management fee per vessel. The Fixed Daily Fees shall increase 3% annually after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses under our management agreement (the “Management Agreement”) are reimbursed at cost for all vessels.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 238 million tons. In 2018, China imported 412 million tons crude oil by sea (the United States imported 203 million tons by sea; 2018 is the latest available full year data). Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

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

The employment of our vessels could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of our charter agreements with all of our tanker vessels.

The shipping industry is heavily regulated by international conventions, local laws and regulations, and industry-driven standards. This is particularly so with respect to the shipment of crude oil, refined petroleum products (clean and dirty), and bulk liquid chemicals.

This section concerns the industry-driven standards imposed upon tanker vessel owners and operators by the so-called “Oil Majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A., together with a number of commodities traders. The Oil Majors represent a significant percentage of the production, trading, and shipping logistics (terminals) of crude oil and refined products worldwide and they have developed and implemented a strict, ongoing due diligence process for selecting commercial partners, referred to as “vetting.”

The vetting process is a sophisticated and comprehensive risk assessment of both vessels and vessel operators, including physical ship inspections, questionnaires completed and evaluated by accredited inspectors, and the production of risk assessment reports determining the suitability of vessels and vessel operators, as well as crewmembers, for hire by the Oil Majors.

While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools for vetting: the Ship Inspection Report Programme (SIRE), and the Tanker Management and Self-Assessment (TMSA) programme. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.

Based upon commercial risk, there are three levels of assessment used by Oil Majors:

•	terminal use, which clears a vessel to call at one of the Oil Major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter (or time charter), which clears the vessel for use for an extended period of time.

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

In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	Office assessments and audits of the vessel operator;

•	The vessel operator’s environmental, health, and safety record;

•	Compliance with the standards of the International Maritime Organization (the “IMO”);

•

Compliance with Oil Majors’ codes of conduct, policies, and guidelines, including policies relating to transparency, anti-bribery and ethical conduct requirements, and relationships with third parties;

•	Compliance with heightened industry standards set by the Oil Majors;

•	Results of Port State Control inspections (see below);

•	Shipping industry relationships, reputation for customer services, and technical and operating expertise;

•	Shipping experience and quality of ship operations, including cost-effectiveness and technical capability and experience of crewmembers.

Under the terms of our charter agreements, both the vessels and the technical managers must be vetted and approved to transport oil products by multiple Oil Majors. Our failure to maintain any of our vessels to the standards required by the Oil Majors could put us in breach of a charter agreement and lead to termination of such agreement and, potentially, could give rise to impairment in the value of our vessels. Should we not be able to successfully clear the vetting process on an ongoing basis, the future employment of our vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the Oil Majors’ terminating existing charters and refusing to use our vessels in the future, which, which – in turn – would adversely affect our results of operations and cash flows.

We depend on significant customers for part of our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2019, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Group of Companies (“Navig8”) and COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) which accounted for 34.6%, 10.0% of our total revenue. The loss of any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for our vessels are generally governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

The operation of ocean-going vessels in international trade is inherently risky. The ownership and operation of ocean-going vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation.

We carry insurance for our entire fleet relating to risks commonly insured against by vessel owners and operators, including, but not limited to, hull and machinery insurance, war risks insurance, and protection and indemnity insurance (which includes environmental damage and pollution insurance); however, there may be risks that are not adequately insured against and it is possible that our existing insurance policies may not cover certain claims.

Moreover, we do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Other events that may lead to off-hire periods include, but are not limited to, quarantines, labor disputes at ports, embargoes, as well as natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. We also do not carry strike insurance. Accordingly, any extended vessel off-hire, due to an accident or otherwise, or strikes, could have a materially adverse effect on our business.

Any claims covered by insurance would be subject to deductibles. As it is possible that a large number of claims could be lodged against our policies, the aggregate amount of such deductibles could be material. We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, the imposition of more stringent environmental regulations previously increased insurance costs, and in the future could result in unavailability of insurance against risks of environmental damage or pollution. Comparably, a catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our financial condition and operating results. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world potentially could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

We also may be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. The amount of such calls could be significant, and such expense could reduce our cash flow and strain our liquidity and capital resources. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe will be standard for the shipping industry, may result in significant increased overall costs to us.

Finally, even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss.

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

We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect our cash flows and net income.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. Port state regulation significantly affects the ownership and operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. And, non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administration (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated with such requirements and standards. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•

Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•

Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.

•

Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by local and national laws, as well as international treaties and conventions, and implementing regulations related to climate change. Any passage of climate control treaties, legislation, or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate that restricts emissions of greenhouse gases (“GHGs”) could require us to make significant financial expenditures that we cannot predict with certainty at this time. This could include, for example, the adoption of regulatory frameworks to reduce GHG emissions, such as carbon dioxide, methane and nitrogen oxides. The climate change efforts undertaken to date are detailed below.

We cannot predict with any degree of certainty what effect, if any, possible climate change and legal requirements relating to climate change will have on our operations. However, we believe that climate change, including the possible increases in severe weather events, and legal requirements relating to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums and deductibles, and the availability of insurance coverage. As a result, our financial condition could be materially impacted by climate change and related legal requirements.

We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, as well as international treaties and conventions, including in the United States, intended to enhance and ensure vessel security. Navios has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”).

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

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

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

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii) for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

COSCO Shipping Tanker (Dalian) Co., Ltd.

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Dalian to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Both charter contracts have since been terminated and the two vessels are now employed in the open market.

COSCO Dalian was removed from the Specially Designated Nationals and Blocked Persons list on January 31, 2020.

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

Under CAATSA, the U.S. may impose secondary sanctions relating to Russia’s energy export pipelines and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to Petroleos de Venezuela S.A. (“PDVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PDVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PDVSA].

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

US Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela:

•	13884 - Blocking Property of the Government of Venezuela - (August 5, 2019)

•	13857 - Taking Additional Steps to Address the National Emergency With Respect to Venezuela (January 25, 2019)

•	13850 - Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

•	13835 - Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

•

13827 - Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

•

13808 - Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of:

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

•

Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

•	13692-Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S.

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

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Holdings and the Manager, we cannot give any assurance that an adverse finding against Navios Holdings and the Manager by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings and the Manager will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

We constantly monitor developments in the U.S., the E.U. and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

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

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.

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

•

business interruptions and delivery delays caused by mechanical failure, human error, epidemics, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions.

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

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the vessel to the government of such jurisdiction.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Acts of piracy are a material risk to the shipping industry. Our vessels regularly travel through regions where pirates are active. In January 2014, the Nave Atropos, a vessel owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by us, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. Piracy attacks have resulted in certain regions being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas. In December 2019, the Nave Constellation, managed by third party managers, was boarded by armed pirates whilst sailing from Bonny, Nigeria. 19 crewmembers were taken as hostages and were released after 18 days of captivity.

Premiums payable for insurance coverage could increase significantly and insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us, our results of operations, financial condition and ability to pay dividends. In addition, detention hijacking as a result of an act of piracy against our vessels, an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

Disruptions in global financial markets and the resulting governmental action, political and governmental instability, terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis, could have a material adverse impact on our results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The refugee crisis in the European Union, the continuing war in Syria and presence of ISIS and other terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit, concerns regarding the recent emergence of the Coronavirus, COVID19, and its spread throughout Asia and other parts of the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our shareholders and repurchases of common shares.

Further, as a result of the ongoing political, social and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our Manager located in Greece.

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

Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our shareholders and repurchases of common shares. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

Our financial and operating performance may be adversely affected by the recent novel coronavirus outbreak.

Our business could be materially and adversely affected by the outbreak of the recent coronavirus, COVID19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for crude oil and petroleum products as well as the price of international freights and hires. If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. This has affected the process of construction and repair- of vessels, as well as the presence of workers in shipyards and seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally.

As international tankers companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2019, the value of the U.S. dollar as compared to the Euro increased by approximately 4.9% compared with the respective value as of December 31, 2018. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

Risks Related to Our Relationship with the Manager

The Manager has limited experience in the crude oil, product and chemical tanker sectors.

The Manager oversees the commercial and administrative management of our entire fleet and the technical management of a portion of our fleet. The Manager’s experience in the crude oil, chemical and product tanker sectors dates to 2010. The Manager may make decisions that a more experienced operator in the sector might not make. If the Manager is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse effect on our operations.

Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”), Navios Acquisition and Navios Maritime Containers L.P. (“Navios Containers”) share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

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

We believe that our success depends on the continued contributions of the members of our senior management team, including Angeliki Frangou, our Chairman and Chief Executive Officer. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer and banking relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

We are dependent on the Manager for the commercial and administrative management of our fleet and the technical management of a portion of our fleet.

As we subcontract the technical and commercial management of our fleet, including crewing, maintenance and repair, to the Manager, and on an interim basis to other third party managers, the loss of these services or the failure of the Manager to perform these services could materially and adversely affect the results of our operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our commercial and technical managers. The Manager may have responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and the Manager.

Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively own a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

As of December 31, 2019, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 34.2% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 20% of our common stock, then we will be in default under our credit facilities.

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

Certain stockholders, which include Navios Holdings and certain members of the management of Navios Acquisition, Navios Holdings and Navios Partners, are entitled to demand that we register the resale of their common stock totaling approximately 4,488,033 shares. If these stockholders exercise their registration rights with respect to all of their shares of common stock, the presence of these shares of common stock as eligible for trading in the public market may have an adverse effect on the market price of our common stock.

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

The agreements and instruments governing our indebtedness and other commitments we enter into impose certain operating and financial restrictions on us.

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

Our credit facilities mature on various dates through 2027, our ship mortgage notes mature on November 15, 2021. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. In October and November 2019 Navios Acquisition repurchased a total of $12.0 million of its 2021 Notes from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

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

We are exposed to volatility in the London Interbank Offered Rate (LIBOR), which can affect our profitability, earnings and cash flow.

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

If either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income”, then we will be treated as a “passive foreign investment company,” (“PFIC”), for U.S. federal income tax purposes. Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2019 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2019 and subsequent taxable years. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. Furthermore, the US Department of Treasury issued proposed regulations in July 2019 that impact these tests, and the proposed regulations may be finalized in 2020. U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

We expect that we and each of our vessel-owning subsidiaries have qualified for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for our 2019 taxable year. However, the delisting of our securities from quotation on the NYSE (or other factual circumstances beyond our control) could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “— Risks Related to our Common Stock and Capital Structure—The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.”

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

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2019, or at any time during 2019, tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity of Navios Acquisition for purposes of determining whether Navios Acquisition is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Acquisition own in the aggregate more than 50% of the equity of Navios Acquisition (by vote or value), in each case, directly, indirectly, or constructively, Navios Acquisition should become a CFC.

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

As of December 31, 2019, Navios Holdings had 30.6% of the voting power and 31.0% of the economic interest in Navios Acquisition.

As of December 31, 2019, Navios Acquisition had outstanding: 15,873,391 shares of common stock outstanding.

Equity Transactions

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement, Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation. On February 7, 2019, all of the outstanding Series C convertible Preferred Stock of Navios Acquisition was converted into 511,733 shares of common stock. As of December 31, 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

As of December 31, 2018, the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

On February 7, 2019, all of the outstanding Series C Convertible Preferred Stock of Navios Acquisition were converted into 511,733 shares of common stock of Navios Acquisition. As of December 31, 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

Common Stock and Puttable Common Stock

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

As of December 31, 2019, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 15,873,391 were issued and outstanding. As of March 5, 2020, there were 15,873,391 shares of common stock issued and outstanding.

Equity Offering

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15.0 million. Total net proceeds of the above transactions, net of agents’ costs of $0.7 million and offering costs $0.9 million, amounted to $13.4 million.

Continuous Offering Program

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25.0 million. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2019, Navios Acquisition had issued 270,020 shares of common stock and received net proceeds of $2.1 million.

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

Navios Acquisition’s Fleet

As of March 5, 2020, our fleet consisted of a total of 46 double-hulled tanker vessels, aggregating approximately 5.7 million deadweight tons, or dwt. The fleet includes 13 VLCC tankers (over 200,000 dwt per ship) which transport crude oil, including the three bareboat chartered-in VLCCs expected to be delivered in the third and fourth quarter of 2020 and the third quarter of 2021, ten Long Range 1 (“LR1”) product tankers (60,000-85,000 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (47,000-52,000 dwt per ship), three Medium Range one (“MR1”) product tankers (35,000-45,000 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. All of our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. As of March 5, 2020, we had contracts covering 73.8% of available days in 2020 and 25.4 % of available days in 2021.

Vessels	Type	Year Built	Dwt	Net Charter Rate (1)		Profit Sharing Arrangements	Expiration Date (2)
Owned Vessels
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate	(8)	None	June 2020
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate	(8)	None	June 2020
Perseus N	MR1 Product Tanker	2009	36,264	$11,356		None	April 2020
Star N	MR1 Product Tanker	2009	37,872	$13,894		None	February 2021
Hector N	MR1 Product Tanker	2008	38,402	$14,813		None	January 2021
Nave Velocity	MR2 Product Tanker	2015	49,999	$16,047		None	December 2020
Nave Sextans	MR2 Product Tanker	2015	49,999	$14,500		50%/50%	April 2020
Nave Pyxis	MR2 Product Tanker	2014	49,998	$14,500		50%/50%	April 2020
Nave Luminosity	MR2 Product Tanker	2014	49,999	$17,034	(12)	None	December 2021
Nave Jupiter	MR2 Product Tanker	2014	49,999	$12,097		50%/50%	May 2020
Bougainville	MR2 Product Tanker	2013	50,626	$14,709	(5)	100%	September 2020
				$15,600	(15)	100%	September 2023
Nave Alderamin	MR2 Product Tanker	2013	49,998	$15,159		None	November 2020
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$16,047		None	March 2021
Nave Capella	MR2 Product Tanker	2013	49,995	$15,800		None	January 2021
Nave Orion	MR2 Product Tanker	2013	49,999	$15,159		None	December 2020
Nave Titan	MR2 Product Tanker	2013	49,999	$14,813		None	July 2020
Nave Aquila	MR2 Product Tanker	2012	49,991	$15,899	(3)	None	November 2020
Nave Atria	MR2 Product Tanker	2012	49,992	$14,813		None	October 2020
Nave Orbit	MR2 Product Tanker	2009	50,470	$14,000		None	May 2020
Nave Equator	MR2 Product Tanker	2009	50,542	$16,250		None	January 2022
Nave Equinox	MR2 Product Tanker	2007	50,922	$14,319		ice-transit premium(4)	April 2020
Nave Pulsar	MR2 Product Tanker	2007	50,922	$14,566	(6)	ice-transit premium(4)	May 2020
Nave Dorado	MR2 Product Tanker	2005	47,999	$13,331		50%/50%	December 2020
Nave Atropos	LR1 Product Tanker	2013	74,695	Floating Rate	(12)	None	April 2020
Nave Rigel	LR1 Product Tanker	2013	74,673	$16,088	(9)	None	January 2022
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate	(12)	None	April 2020
Nave Cetus	LR1 Product Tanker	2012	74,581	$16,088	(9)	None	January 2022
Nave Estella	LR1 Product Tanker	2012	75,000	$17,036		None	December 2020
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate	(12)	None	April 2020
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate		None	June 2020
Nave Cielo	LR1 Product Tanker	2007	74,671	Floating Rate	(12)	None	April 2020
Aurora N	LR1 Product Tanker	2008	63,495	Floating Rate	(12)	None	June 2020
Lumen N	LR1 Product Tanker	2008	63,599	Floating Rate	(12)	None	June 2020
Nave Buena Suerte	VLCC	2011	297,491	$47,906		50%/50%	June 2025
Nave Quasar	VLCC	2010	297,376	$20,475		50% above $20,475(11)	September 2020
Nave Synergy	VLCC	2010	299,973	$47,906		50%/50%	March 2020
				$32,588		None	May 2022
Nave Spherical	VLCC	2009	297,188	Floating Rate	(7),(14)	None	January 2023
Nave Neutrino	VLCC	2003	298,287	$19,158		50%/50%	May 2021
Nave Photon	VLCC	2008	297,395	$47,906		50%/50%	July 2021
Nave Constellation	VLCC	2010	298,000	$18,170		50%/50%	February 2021
Nave Universe	VLCC	2011	297,066	$20,475		50%/50%	August 2020
Nave Celeste	VLCC	2003	298,717	$18,170		50%/50%	December 2020
Nave Galactic	VLCC	2009	297,168	$20,475		50% above $20,475(11)	October 2020

Vessels to be delivered
TBN*	VLCC	Q3 2020	310,000	$27,816	(10)	None	Q3 2030
TBN*	VLCC	Q4 2020	310,000	$27,816	(10)	None	Q4 2030
TBN*	VLCC	Q3 2021	310,000	$47,906		50%/50%	Q3 2026

(1)	Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.
(2)	Estimated dates assuming the midpoint of the redelivery period by charterers, including owner’s extension options not declared yet.
(3)	Charterer’s option to extend the charter for one year at $16,886 net per day.
(4)	The premium for the Nave Equinox and the Nave Pulsar when vessels are trading on ice or follow ice breaker is $1,900 per day.
(5)	Rate can increase up to $20,288 net per day with a base rate of $15,086 per day.
(6)	Charterer’s option to extend the charter for one year at $16,590 net per day plus ice-transit premium.
(7)	Rate based on VLCC pool earnings, evergreen upon notice.
(8)	Rate based on chemical tankers pool earnings.
(9)	Charterer has the option to either charter the vessel for a period of two years at a rate of $16,088 net per day plus one optional year at a rate of $17,063 net per day.
(10)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
(11)	Contract provides 100% of BITR TD3C-TCE index plus $2,000 up to $38,513 and 50% thereafter with $19,158 floor.
(12)	Rate based on LR1 pool earnings.
(13)	Charterer’s option to extend the charter for one year at $18,022 net per day.
(14)	Contract provides 100% of BITR TD3C-TCE index plus $5,000 for a period of three years plus one optional year with 100% BITR TD3C index plus $1,500.
(15)	Base rate for all three years at $15,600 net per day and ceiling at $18,525 net per day with all earnings in between 100pct to Owners based on TC7 adjusted index.

Ceiling to increase by two percent per annum ( 2nd year $18,896 net per day, 3rd year $19,273 net per day)

*

Bareboat chartered-in vessels with purchase option, expected to be delivered in the second half of 2020 and in the third quarter of 2021. Navios Acquisition has an option for a fourth bareboat chartered-in VLCC.

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•

Modern, High—Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product tankers in our fleet. Since our inception, we have committed to and have fully financed investments of over $2.1 billion, including investments of approximately $0.8 billion in newbuilding constructions. As of March 5, 2020, our fleet had an average age of approximately 8.7 years. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.

•

Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of March 5, 2020, are employed with an average remaining charter period of approximately one year, and we believe our existing employment coverage provides us with predictable, contracted revenues and operating visibility. As of March 5, 2020, we had contracts covering 73.8% of available days in 2020 and 25.4% of available days in 2021.

•

Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would focus on any single shipping sector.

•

High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term contracts. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell Tankers Singapore Private LTD (“Shell”), one of the largest global groups of energy and petrochemical companies, operating in over 90 countries; Navig8 which controls a substantial fleet of product chemical tankers; Mansel, which is the commercial tanker shipping arm of the Vitol Group, a major oil trader, trading over 5 million barrels of crude and product per day, Chevron, one of the world’s leading integrated energy companies, Saudi Aramco, the state owned oil company of the Kingdom of Saudi Arabia, China Shipping Development (“China shiping”) and China ZhenHua Oil Trading (“China ZhenHua”).

•

An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. We also believe that we will be able to leverage the management structure of Navios Holdings which benefits from a reputation for reliability and performance. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has over 27 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings, Navios Partners and Navios Containers and has been a Chief Executive Officer of various shipping and finance companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•

Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow and renew our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.

•

Enhance Operating Visibility With Our Employment Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term contracts. We will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of March 5, 2020, we had charters covering 73.8% of available days in 2020 and 25.4% of available days in 2021.

•

Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We plan to actively manage the size and composition of our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using the Navios Holdings’ and the Manager’s global network of relationships and extensive experience in the maritime transportation industry, coupled with its commercial, financial and operational expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long- standing relationships of Navios Holdings and the Manager with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.

•

Leverage the Experience, Brand, Network and Relationships of Navios Holdings and the Manager. We intend to capitalize on the global network of relationships that Navios Holdings and the Manager have developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain we believe the relationships and experience of Navios Holdings and the Manager and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. The Navios Holdings’ and the Manager’s long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings and the Manager have had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ and the Manager’s brand recognition, credibility and track record.

•

Benefit from the Manager’s Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. The Manager actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. The Manager closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Acquisition benefits from these established policies.

•

Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our amended management agreement with the Manager, management fees of our vessels are fixed through December 2024. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of the Manager and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with the Manager’s safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Our Customers

We provide or will provide seaborne shipping services under contracts with customers that we believe are creditworthy.

Our major customers during 2019 were Navig8 and COSCO Dalian. For the year ended December 31, 2019, these two customers accounted for 34.6%, and 10.0%, respectively, of Navios Acquisition’s revenue.

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

Expenses

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC, through May 2020.

On August 29, 2019, Navios Acquisition entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios Tankers Management Inc. The Sixth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024. The Sixth Amendment also sets forth the management fees for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which management fees exclude dry-docking expenses, which are reimbursed at cost by Navios Acquisition: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; and (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) effective in both periods, $50 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed and provides for payment of a termination fee by Navios Acquisition, equal to the fees charged for the full calendar year preceding the termination date, in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement, as amended, covers the vessels acquired.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As a result of the liquidation, which was completed in December 2019 (the “Liquidation of Navios Europe I”), Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the terms of the Management Agreement as amended on December 13, 2019, management fees are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR1, MR2 product tanker and chemical tanker; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,500 per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

Total management fees for each of the years ended December 31, 2019, 2018 and 2017 amounted to $107.7 million, $94.0 million and $95.0 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covered the vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

For each of the years ended December 31, 2019, 2018 and 2017 the expense arising from administrative services rendered by the Manager was $11.1 million, $8.9 million and $9.0 million, respectively.

Management of Ship Operations, Administration and Safety

The Manager provides, through a wholly owned subsidiary, expertise in various functions critical to our operations. Pursuant to the Management Agreement and an Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, internal audit, IT and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	executive management services.

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

For more information on the Management Agreement and the Administrative Services Agreement we have with the Manager, please read “Item 7. — Major Stockholders and Related Party Transactions”.

Governmental and Other Regulations

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both Governmental regulation and industry standards. The Governmental regulation to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations are more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators. Compliance with these categories of regulation also impact the vetting process – non-compliances can result in vetting failures, as noted above.

The primary areas maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security.

•	MARPOL

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances, harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements.

Under MARPOL, all of our ships may be required to have an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, and an International Air Pollution Prevention Certificate issued by their flag States, as well as a Shipboard Oil Pollution Emergency Plan and a Garbage Management Plan, among others, some of which must be approved by their flag States. Certain jurisdictions have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

Annex VI has been amended and also was designed to phase in increasingly stringent limits on sulfur emissions. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide.    Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur. As of January 1, 2020, ships must operate on lower sulfur fuel oil with 0.5% sulfur content worldwide (down from previous levels of 3.5%) outside the ECAs. Using low sulfur fuel as a means of compliance may require fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

As previously noted, Annex VI allows for designation, in response to proposals from member parties, of ECAs that impose more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which will take effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels which replace an engine with “non-identical” engines, or install an “additional” engine. Fuel sulfur limits in ECAs are 0.1%.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems. Similarly, China has established local emissions control areas. While the Chinese areas are currently consistent with international standards, certain Chinese local emissions control areas may become more stringent than international requirements.

Additionally, Annex II to MARPOL prescribes requirements for carriage of designated noxious liquid substances (“NLS”) in bulk. NLS are separated into three categories (X, Y, and Z) depending upon the seriousness of the hazard presented. Coastal or flag States may issue civil or criminal penalties for the discharge of NLS into the sea depending on the category discharged, the location of the discharge, and the conditions of discharge. Similar fines and penalties may be issued for violations of other of MARPOL’s Annexes.

•	Ballast Water

The IMO, the United States, and certain U.S. states have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of February 12, 2020, the BWM Convention had 81 contracting states, representing 81.83% of world gross tonnage. The United States is not party to the BWM Convention.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex 1. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. And, recently updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

•	International Conventions for Civil Liability for Oil Pollution Damage and for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting State by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo if the spill occurs while she is in ballast. However, certain States, such as Brazil, have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws, such as the Oil Pollution Act of 1990 (see below), may be more stringent. Further, courts in certain States disregard some of the provisions of the CLC, which can increase our liability in certain areas of the globe.

When a tanker is carrying clean oil products that do not constitute “persistent oil” covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will generally depend on national laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC.

For vessel operations not covered by the CLC, including certain vessels in our fleet based on where they trade, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on ship owners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of February 12, 2020, the Bunker Convention had 95 contracting states, representing 92.91% of the gross tonnage of the world’s merchant fleet. In non-contracting States, such as the United States, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship owner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS from the government of each vessel’s flag State. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

Noncompliance with the ISM Code and regulations contained in other IMO Conventions may subject a ship owner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and European Union. Non-compliances identified in port, may lead to delays and detention. Each vessel’s SMC must be periodically renewed, and compliance must be periodically verified. The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

•	Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019.

•	ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”), which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	On-board installation of ship security alert systems;

•	Development of Vessel Security Plans;

•	Appointment of a Ship Security Officer and a Company Security Officer; and

•	Compliance with Flag States security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been prosecuted for APPS violations. APPS violations also carry significant fines.

•	Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages.

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions in EPA’s Vessel General Permit, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized or approved by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act (“VIDA”) signed into law in December 4, 2018, which is expected to contain similar requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA requires EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2022 and the U.S. Coast Guard to issue a final rule implementing EPA’s standards by December 4, 2024. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of state ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until the end of 2024, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tankers. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on August 13, 2019 to reflect increases in the Consumer Price Index, which resulted in higher liability limits. With this adjustment, OPA currently limits liability of the responsible party for single-hull tanker vessels over 3,000 gross tons to the greater of $3,700 per gross ton or $27.422 million (this amount is reduced to $7.4788 million if the vessel is less than 3,000 gross tons). For tanker vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,300 per gross ton or $19.943 million (or $4.9859 million for a vessel less than 3,000 gross tons), whichever is greater. Under the OPA, these liability limits do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. The Certificate of Financial Responsibility (“COFR”) program has been created by the U.S. Coast Guard to ensure that vessels carrying oil as cargo or fuel in the U.S. waters have the financial ability to pay for removal costs and damages resulting from an oil spill or threat of a spill up to their liability limits, which are based on the gross tonnage of our vessels. These limits are subject to annual increases. It is possible for our liability limits to be broken as discussed above, which could expose us to unlimited liability..

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the can pay cleanup and damage costs up to the liability limits required by the OPA, and there is a guaranty issued to back it up provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR. With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (EEZ) are required to comply with the COFR regulations in order to operate in U.S. waters.

The guarantor used throughout the Navios fleet is SIGCO / The Shipowners Insurance and Guaranty Company. SIGCO issues the guaranty noted above and confirms that if the responsible party does not respond to an oil spill or threat of a spill, the guarantor will be called upon to provide the funds to do so. This would be a rare occurrence because any guaranty issued by SIGCO is contingent on protection and indemnity cover.

The COFR is renewed on a three year basis whereas the COFR guaranty is renewed annually. The U.S. Coast Guard checks that a vessel has a valid COFR prior or upon entering the U.S. waters. Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the US without a valid COFR may result in the vessel being detained and/or fined USD 47,357.00 per day or prevented from entering US ports or US protectorates, until the COFR is in place. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states’ environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

•	Comprehensive Environmental Response, Compensation and Liability Act

CERCLA contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea. Under U.S. law, certain petroleum products which may be carried by our fleet are not considered “oil” and thus are hazardous substances regulated by CERCLA. Thus, in some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

Under CERCLA, the owner or operator of a vessel from which there is a release or threatened release of a hazardous substance is liable for certain removal costs, other remedial action, damages due to injury of natural resources, and the costs of any required health assessment for releases that expose individuals to hazardous substances. Liability for any vessel that carries any hazardous substance as cargo or residue is limited to the greater of $300 per gross ton or $5 million. For any other vessel, the limitation is the greater of $300 per gross ton or $500,000.

These liability limits do not apply if the release resulted from willful misconduct or willful negligence within the privity or knowledge of the responsible person, or from a violation of applicable safety, construction, or operating standards or regulations within the privity or knowledge of the responsible person. In addition, the liability limits also do not apply if the responsible person fails to provide all reasonable cooperation and assistance requested by a responsible public official in connection with response activities conducted under the National Contingency Plan.

Further, any person who is liable for a release or threat of release, and who fails to provide removal or remedial action ordered by the EPA is subject to punitive damages in an amount equal to three times the costs incurred by the federal Superfund trust fund as a result of such failure to act.

•	Clean Air Act and Emissions Regulations

The Federal Clean Air Act (“CAA”) requires the EPA to develop standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas.

Also, under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. The U.S. Coast Guard has adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines.

•	State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

•	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.

•	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.

•

Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.

•

Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.

•	Ship Safety and Security Laws

With respect to ship safety, the requirements contained in SOLAS and the ISM Code generally have been implemented into U.S. law and are largely captured within U.S. Coast Guard regulations.

Ship security in the United States is governed primarily by the Marine Transportation Security Act of 2002 (“MTSA”). MTSA was implemented by U.S. Coast Guard regulations that imposed certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Because the MTSA regulations were intended to be aligned with international maritime security standards contained in the ISPS Code, the regulations exempt non-U.S.-flag vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Applicable EU Laws

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999 and subsequent court decisions, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments to MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis.

In some instances, EU regulations may impose burdens and costs on shipowners and operators beyond the requirements under international rules and standards.

•	Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, most notably a 2005 directive on ship-source pollution. This directive imposes imposing criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence.” The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions.

•	Regulation of Emissions and Emissions Trading System

The EU has a ship emissions regime. This regime primarily mirrors the IMO regime, but is more stringent than IMO regulations in some respects.

In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC required implementation by individual members States through particular laws in each State by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx.

In February 2017, EU member states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires certain businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision-making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures.

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes six facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers.

Laws and International Standards to Stem Climate Change and Reduce Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, the GHG emissions from international shipping do not come under the Kyoto Protocol.

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

In addition, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

In 2018, IMO’s call to action on GHGs was met with industry push-back in many countries. Despite this, work on GHG continues at the IMO. Specifically, there will be an intersessional meeting on Reduction of GHG Emissions from Ships in March 2020. Among other agenda items, this meeting will consider further consider concrete proposals to improve the operational energy efficiency of existing ships, with a view to developing draft amendments to Chapter 4 of MARPOL Annex VI.

Inspection by Classification Societies

Every sea going vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance, and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag State, the classification society will often undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag State or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed subject to statutory requirements mandated by SOLAS as follows:

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

•

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey under certain conditions. Substantial funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Hull and Machinery Insurance

We have obtained marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered for up to at least fair market value, with deductibles of $0.1 million per Handymax and Panamax tanker vessel and $0.25 million per VLCC tanker. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover in case of piracy.

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

Navios Acquisition’s fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that Navios Acquisition acquires will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $100.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $100.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.1 billion, i.e., $3.1 billion in total. For passengers and crew claims the overall limit is $3.0 billion for any one event with any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

Facilities

We have offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. We presently occupy office space provided by the Manager. The Manager has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time.

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian, Ukrainian, Indian, Bulgarian, Georgian, Ethiopian and Croatian officers and Filipino and Ethiopian seamen.

The Manager is responsible for selecting its Greek & Bulgarian officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Administrative Services

On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement also covers the vessels acquired in the Merger.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

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

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2019.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Agistri Shipping Corporation	Operating Subsidiary	Malta
Olivia Enterprises Corp.	Vessel-Owning Company(10)	Marshall Is.
Cyrus Investments Corp.	Vessel-Owning Company(10)	Marshall Is.
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong
Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong

Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Rhea Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)

Bareboat chartered-in vessels with purchase option, to be delivered in the third and fourth quarter of 2020. In the first quarter of 2019, the Company exercised the option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the third quarter of 2021.

(11)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12.5 million.

(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25.3 million.
(14)	In December 2019, Navios Acquisition acquired five product tankers, consisting of two LR1 product tankers and three MR1 product tankers following the Liquidation of Navios Europe I.

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

Navios Midstream was accounted for as an affiliate under the equity method up to December 13, 2018, the date of obtaining control of Navios Midstream, and is included as a 100% wholly owned subsidiary in the consolidated financial statements of Navios Acquisition thereafter. Please refer to “Note 10 of the Consolidated Financial Statements”.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired five vessel owning companies for an acquisition cost of $84.6 million in total, following the Liquidation of Navios Europe I, mainly through a bank financing of $32.5 million and $33.2 million of receivables.

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

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interest of 50%, 50% and 0%, respectively. On February 21, 2017, Navios Holdings agreed to transfer to Navios Partners its participation in Navios Revolving Loans I and Navios Term Loans I, both relating to Navios Europe I, for a consideration of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners.

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

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired five vessel owning companies for a total acquisition cost of $84.6 million, mainly through a bank financing of $32.5 million and $33.2 million of receivables.

Fleet Development

Disposal of vessels

2019

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million.

On May 10, 2019, following a collision incident, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12.5 million. Unrepaired damages plus expenses incurred since the incident covering the fair market value of the vessel are recovered by insurance (subject to applicable deductibles and other customary limitations).

On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25.3 million.

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

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2019	2018	2017
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 - 12/31	1/23 - 12/31	—
Olivia Enterprises Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 - 12/31	7/3 - 12/31	—
Cyrus Investments Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 - 12/31	7/3 - 12/31	—
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.	4/10 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 - 12/31	12/14 - 12/31	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	12/14 - 12/31	—
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 - 12/31	12/14 - 12/31	—

Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/1 - 12/31
Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong	1/1 - 12/31	12/14-12/31	—
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	12/14-12/31	—
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	12/14-12/31	—
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong	1/1 - 12/31	12/14-12/31	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	12/14-12/31	—
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/14-12/31	—	—
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/14-12/31	—	—
Rhea Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/20-12/31	—	—
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/20-12/31	—	—
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/20-12/31	—	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)

Bareboat chartered-in vessels with purchase option, to be delivered in the third and fourth quarter of 2020. In the first quarter of 2019, the Company exercised the option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the third quarter of 2021.

(11)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12.5 million.

(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25.3 million.
(14)	In December 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers following the Liquidation of Navios Europe I.

Our Charters

Our major customers during 2019 were Navig8 and COSCO Dalian. For the year ended December 31, 2019, these two customers accounted for 34.6%, and 10.0%, respectively, of Navios Acquisition’s revenue.

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

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be any number of years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in a mix of short-term and long-term charter markets. Vessel time charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

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

Management fees

For more information on the Management Agreement and the Administrative Services Agreement we have with the Manager, please read “Item 7. — Major Stockholders and Related Party Transactions”.

Administrative Services

For more information on the Management Agreement and the Administrative Services Agreement we have with the Manager, please read “Item 7. — Major Stockholders and Related Party Transactions”.

A.	Operating results

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of the Manager’s commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	The Manager’s ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

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

Period over Period Comparisons

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and 2018. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2019	Year ended December 31, 2018
Revenue	$280,117	$187,946
Time charter and voyage expenses	(22,690)	(31,593)
Direct vessel expenses	(10,132)	(7,656)
Management fees (entirely through related party transactions)	(107,748)	(94,019)
General and administrative expenses	(21,689)	(18,569)
Depreciation and amortization	(67,892)	(56,307)
Interest income	7,717	7,998
Interest expense and finance cost	(91,442)	(77,975)
Gain on debt repurchase	1,940	—
Bargain purchase gain	—	68,951
(Loss)/ gain on sale of vessels and Impairment loss	(36,731)	25
Equity/ (loss) in net earnings of affiliated companies	2,948	(61,284)
Other income	1,335	28
Other expense	(1,174)	(3,918)
Net loss	$(65,441)	$(86,373)

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2019 and 2018 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2019	Year ended December 31, 2018
FLEET DATA
Available days(1)	14,107	12,735
Operating days(2)	14,051	12,665
Fleet utilization(3)	99.6%	99.4%
Vessels operating at period end	43	41
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$18,248	$13,855

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

Revenue: Revenue for the year ended December 31, 2019 increased by $92.1 million, or 49.0%, to $280.1 million, as compared to $188.0 million for the same period of 2018. The increase was mainly attributable to an: (i) increase in revenue by $62.2 million due to the acquisition and resulting consolidation of Navios Midstream; (ii) increase in revenue by $1.0 million due to the acquisition of five product tankers of Navios Europe I; and (iii) increase in market rates during the year ended December 31, 2019 as compared to the same period of 2018. Available days of the fleet increased from 12,735 days for the year ended December 31, 2018, to 14,107 days for the year ended December 31, 2019. The TCE Rate increased from $13,855 for the year ended December 31, 2018, to $18,248 for the year ended December 31, 2019.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2019 decreased by $8.9 million to $22.7 million as compared to $31.6 million for the year ended December 31, 2018. The decrease was attributable to $20.1 million of backstop commitment to Navios Midstream incurred in the year ended December 31, 2018; partially mitigated by a: (i) $9.5 million increase in bunkers consumption and voyage expenses due to spot voyages incurred in the year ended December 31, 2019; and (ii) $1.7 million increase in broker commission costs.

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet, amounted to $10.1 million for the year ended December 31, 2019, as compared to $7.7 million for the year ended December 31, 2018.

Management fees: Management fees for the year ended December 31, 2019 increased by $13.7 million to $107.7 million, as compared to $94.0 million for the year ended December 31, 2018. The increase was mainly due to the acquisition of Navios Midstream on December 13, 2018 and to the acquisition of five product tankers of Navios Europe I in December 2019. Please see Related Party Transactions for discussion on the management fees.

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2019 increased by $3.1 million to $21.7 million compared to $18.6 million for the year ended December 31, 2018, mainly due to the acquisition of Navios Midstream on December 13, 2018 and to the acquisition of five product tankers from Navios Europe I in December 2019. For the year ended December 31, 2019 and 2018, the expenses charged by the Manager for administrative services were $11.1 million and $8.9 million, respectively.

Depreciation and amortization: Depreciation increased by $11.6 million to $67.9 million for the year ended December 31, 2019 as compared to $56.3 million for the year ended December 31, 2018. The increase was primarily due to the Merger with Navios Midstream on December 13, 2018 and to the acquisition of five product tankers of Navios Europe I in December 2019. Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard.

(Loss)/ gain on sale of vessels and Impairment loss: The loss on sale of vessels and impairment loss for the year ended December 31, 2019 amounted to $36.7 million as compared to $0.03 million gain on sale of vessel for the same period in 2018. The increase in loss on sale of vessels was mainly due to: (i) $32.7 million accelerated amortization of intangible assets in connection with early termination of certain contracts; and (ii) $7.3 million impairment loss relating to the sale of the Nave Electron as a result of the impairment testing performed; partially mitigated by a $3.2 million gain on sale of vessel for the year ended December 31, 2019.

Interest income: Interest income for the year ended December 31, 2019 decreased by $0.3 million to $7.7 million, as compared to $8.0 million for the year ended December 31, 2018.

Interest expense and finance cost: Interest expense and finance cost amounted to $91.4 million for the year ended December 31, 2019 as compared to $78.0 million for the same period in 2018. The increase was mainly due to the increase of the weighted average outstanding balance of our credit facilities and financing arrangements (other than the 2021 Notes (as defined below)) to $528.9 million for the year ended December 31, 2019 as compared to $380.7 million for the year ended December 31, 2018. The weighted average interest rate for the year ended December 31, 2019 increased to 7.11% from 6.94%, during the year ended December 31, 2018. As of each of December 31, 2019 and 2018, the outstanding balance under Navios Acquisition’s credit facilities and financing arrangements were $1.2 billion.

Gain on debt repurchase: Gain on debt repurchase for the year ended December 31, 2019 was $1.9 million as compared to $0 for the same period in 2018. During October and November 2019, Navios Acquisition repurchased $12.0 million of its ship mortgage notes for cash consideration of $10.0 million resulting in a gain on bond repurchase of $1.9 million net of deferred fees written-off.

Bargain purchase gain: The excess of the fair value of the identifiable net assets acquired upon Merger with Navios Midstream of $123.5 million over the total purchase price consideration of $54.5 million, resulted in a bargain purchase gain in the amount of $69.0 million for the year ended December 31, 2018. Please refer to Note 3.

Equity/ (loss) in net earnings of affiliated companies: Equity in net earnings of affiliated companies increased by $64.2 million to $2.9 million for the year ended December 31, 2019, as compared to $61.3 million loss for the year ended December 31, 2018. The increase was mainly due to a $75.7 million loss on acquisition of control of Navios Midstream on December 13, 2018, partially mitigated by: (i) the amortization of the deferred gain of $7.7 million recognized in 2018 in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015; (ii) a $3.6 million decrease in the income recognized for Navios Midstream; and (iii) a $0.2 million decrease in the income recognized for Navios Europe I and Navios Europe II.

Other income: Other income for the year ended December 31, 2019 was $1.3 million as compared to $0 for the same period in 2018.

Other expense: Other expense for the year ended December 31, 2019 was $1.2 million as compared to $3.9 million for the same period in 2018.

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

Management fees: Management fees for the year ended December 31, 2018 decreased by $1.0 million to $94.0 million, as compared to $95.0 million for the year ended December 31, 2017. The decrease was due to the sale of the Nave Galactic to Navios Midstream in March 2018, and was partially mitigated by: (i) the increase of $1.0 million due to the acquisition and resulting consolidation of Navios Midstream on December 13, 2018; and (ii) the amendment to the fees under our Management Agreement.

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

For the years ended December 31, 2018 and 2017, the expenses charged by the Manager for administrative services were $8.9 million and $9.0 million, respectively.

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

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of December 31, 2019, Navios Acquisition’s current assets totaled $114.0 million, while current liabilities totaled $241.9 million, resulting in a negative working capital position of $127.9 million, related to balloon payments due under its credit facilities. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash for at least the next 12 months following March 5, 2020 to make the required principal and interest payments on its indebtedness and provide for the normal working capital requirements. Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon cash from operations and upon external financing sources, including bank borrowings, to fund acquisitions, expansion and investment capital expenditures and other commitments we have entered into. We cannot assure you that we will be able to secure adequate financing or obtaining additional funds on favorable terms, to meet our liquidity needs.

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

In October and November 2019 Navios Acquisition repurchased a total of $12.0 million of its 2021 Notes (as defined in “Long-Term Debt Obligations and Credit Arrangements – Ship Mortgage Notes”) from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million.

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15.0 million. Total net proceeds of the above transactions, net of agents’ costs of $0.7 million and offering costs $0.9 million, amounted to $13.4 million.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25.0 million. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, the Sales Agreement was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2019, Navios Acquisition had issued 270,020 shares of common stock and received net proceeds of $2.1 million.

Cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018:

The following table presents cash flow information for the years ended December 31, 2019 and 2018. This information was derived from the audited consolidated statement of cash flows of Navios Acquisition for the respective periods.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by/ (used in) operating activities	$29,244	(38,709)
Net cash provided by investing activities	$4,027	79,813
Net cash used in financing activities	$(35,829)	(80,953)

Cash provided by/ (used in) operating activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash provided by operating activities increased by $67.9 million to $29.2 million inflow for the year ended December 31, 2019 as compared to net cash used in operating activities of $38.7 million outflow for the same period in 2018. The increase is analyzed as follows:

The net loss for the year ended December 31, 2019 was $65.4 million compared to $86.4 million loss for the year ended December 31, 2018. In determining net cash provided by operating activities for the year ended December 31, 2019, the net loss was adjusted for the effect of depreciation and amortization of $67.9 million, $36.7 million for loss/ (gain) on sale of vessels and impairment loss, $9.6 million for the amortization of drydock and special survey costs, $4.8 million for amortization and write-off of deferred finance fees and bond premium, $2.9 million for equity in net earnings of affiliated companies, $1.9 million for gain on debt repurchase and $0.9 million for stock based compensation.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $20.4 million for the year ended December 31, 2019 mainly resulted from a $8.7 million increase in accounts receivable, a $7.0 million increase in the balance due from related parties, short-term, a $6.9 million payment for drydock and special survey costs, a $4.9 million decrease in the balance due to related parties and a $0.9 million decrease in deferred revenue. These were partially offset by a $3.5 million decrease in inventories, a $2.7 million decrease in prepaid expenses, a $0.9 million decrease in the balance due from related parties, long-term, a $0.3 million increase in accounts payable and a $0.6 million increase in accrued expenses.

In determining net cash used in operating activities for the year ended December 31, 2018, the net loss was adjusted for the effect of $69.0 million for bargain purchase gain, $61.3 million for loss in net earnings of affiliated companies, depreciation and amortization of $56.3 million, $7.7 million for the amortization of drydock and special survey costs, $3.7 million for amortization and write-off of deferred finance costs and bond premium, $1.1 million stock based compensation and $0.03 million for gain on sale of vessels.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $13.3 million for the year ended December 31, 2018 mainly resulted from a $19.4 million payment for drydock and special survey costs, a $5.4 million decrease in deferred revenue, a $3.7 million increase in the balance due from related parties, short-term, a $2.8 million decrease in accrued expenses, a $6.1 million increase in prepaid expenses and a $2.1 million increase in accounts receivable. These were partially offset by a $14.1 million increase in the balance due to related parties, a $4.0 million increase in the balance due from related parties, long-term, a $3.8 million decrease in inventories, a $3.3 million increase in accounts payable and a $0.9 million decrease in other long term assets.

Cash provided by investing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash provided by investing activities decreased by $75.8 million to $4.0 million at December 31, 2019 from $79.8 million at December 31, 2018.

Net cash provided by investing activities for the year ended December 31, 2019, resulted from $71.3 million net proceeds from sale of vessel; partially mitigated by: (i) $65.2 million from vessels additions; and (ii) $2.0 million from loans to affiliates.

Net cash provided by investing activities for the year ended December 31, 2018, resulted from: (i) $44.5 million of net proceeds from sale of vessel; (ii) $25.3 million acquired cash from the Navios Midstream Merger; and (iii) $10.1 million from dividends received from affiliates.

Cash used in financing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash used in financing activities increased by $45.1 million to a $35.8 million outflow at December 31, 2019 from a $80.9 million outflow in the year ended December 31, 2018.

Net cash used in financing activities for the year ended December 31, 2019 resulted from the receipt of $308.4 million in loan proceeds, net of deferred finance costs and the receipt of $16.2 million in net proceeds from equity offering, which were partially offset by: the use of (i) $347.7 million of loan repayments; (ii) $12.4 million of dividends paid; and (iii) $0.4 million for acquisition of treasury stock.

Net cash used in financing activities for the year ended December 31, 2018, resulted from: (i) $131.1 million of loan repayments; (ii) $12.2 million of dividends paid; and (iii) $7.1 million acquisition of treasury stock; partially mitigated by $69.5 million in proceeds from financing arrangements, net of deferred finance costs.

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

The net loss for the year ended December 31, 2018 was $86.4 million compared to $78.9 million loss for the year ended December 31, 2017. In determining net cash used in operating activities for the year ended December 31, 2018, the net loss was adjusted for the effect of $69.0 million for bargain purchase gain, $61.3 million for loss in net earnings of affiliated companies, depreciation and amortization of $56.3 million, $7.7 million for the amortization of drydock and special survey costs, $3.7 million for amortization and write-off of deferred finance costs and bond premium, $1.1 million stock based compensation and $0.03 million for gain on sale of vessels.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $13.3 million for the year ended December 31, 2018 mainly resulted from a $19.4 million payment for drydock and special survey costs, a $5.4 million decrease in deferred revenue, a $3.7 million increase in the balance due from related parties, short-term, a $2.8 million decrease in accrued expenses, a $6.1 million increase in prepaid expenses and a $2.1 million increase in accounts receivable. These were partially offset by a $14.1 million increase in the balance due to related parties, a $4.0 million increase in the balance due from related parties, long-term, a $3.8 million decrease in inventories, a $3.3 million increase in accounts payable and a $0.9 million decrease in other long term assets.

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

The net cash inflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $3.0 million for the year ended December 31, 2017 mainly resulted from a $17.1 million increase in the balance due to related parties short-term, a $11.1 million decrease in the balance due from related parties, short-term, a $8.1 million decrease in accounts receivable, a $1.2 million increase in accrued expenses and a $0.2 million decrease in inventories. These were partially offset by a $14.9 million payment for drydock and special survey costs, a $12.7 million decrease in the balance due from related parties, long-term, a $3.5 million decrease in deferred revenue, a $2.6 million increase in prepaid expenses and a $1.0 million decrease in accounts payable.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$29,244	$(38,709)	$45,968
Net decrease/ (increase) in operating assets	8,569	(2,152)	(4,119)
Net increase/ (decrease) in operating liabilities	4,900	(3,834)	(13,803)
Net interest cost	83,725	69,977	66,396
Amortization and write-off of deferred finance costs and bond premium	(4,798)	(3,743)	(3,784)
Bargain purchase gain	—	68,951	—
Equity/ (loss) in net earnings of affiliates (including OTTI loss and loss on revaluation of existing interest), net of dividends received	2,948	(61,284)	(56,923)
Payments for dry dock and special survey costs	6,865	19,412	14,897

Gain on sale of vessels and Impairment loss on vessels	(4,042)	25	—
Gain on debt repurchase	1,940	—	—
Stock—based compensation	(909)	(1,076)	(57)
EBITDA	$128,441	$47,567	$48,575
Net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party	—	6,005	—
Other-than-temporary-impairment (“OTTI”) loss on equity investment	—	—	59,104
Loss on revaluation of previously held interest	—	75,698	—
Bargain purchase gain	—	(68,951)	—
Accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015	—	(6,777)	—
Gain on sale of vessels and Impairment loss on vessels	4,042	(25)	—
Stock-based compensation	909	1,076	57
Gain on debt repurchase	(1,940)	—	—
Adjusted EBITDA	$131,452	$54,593	$107,736

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash provided by/ (used in) operating activities	$29,244	$(38,709)	$45,968
Net cash provided by investing activities	$4,027	$79,813	$52,378
Net cash used in financing activities	$(35,829)	$(80,953)	$(68,546)

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

Adjusted EBITDA affected by the items described in the table above, for the year ended December 31, 2019 increased by $74.7 million to $131.5 million, as compared to $56.8 million for the same period of 2018. The increase in Adjusted EBITDA was mainly due to: (a) a $92.2 million increase in revenue; (b) an $8.9 million decrease in time charter and voyage expenses; (c) a $2.7 million decrease in other expense; and (d) a $1.3 million increase in other income; partially mitigated by: (i) a $13.2 million increase in management fees due to the acquisition of Navios Midstream in December 2018 and to the amendment of the fees under the Management Agreement in May 2018 and $0.5 million increase in management fees due to the acquisition of five product tankers of Navios Europe I in December 2019; (ii) a $10.7 million decrease in equity in net earnings of affiliated companies (excluding the $6.0 million of negative effect on equity/ (loss) in net earnings of affiliated companies, relating to the sale of the Shinyo Kannika by Navios Midstream); (iii) a $5.5 million increase in general and administrative expenses (excluding stock-based compensation and transaction costs in relation to the merger of Navios Midstream in the fourth quarter of 2018); and (iv) $0.5 million increase in direct vessel expenses (other than amortization of dry dock and special survey cost).

Adjusted EBITDA, affected by the items described in the table above, for the year ended December 31, 2018 excluded the (i) $6.0 million net negative effect on equity/ (loss) in net earnings of affiliated companies due to the sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party; (ii) $75.7 million loss on revaluation of previously held interest; (iii) $69.0 million bargain purchase gain;(iv) $6.8 million accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015; (v) $0.03 million gain on sale of vessel; and (vi) $1.1 million stock-based compensation expense. Adjusted EBITDA decreased by approximately $53.1 million to $54.6 million for the year ended December 31, 2018, as compared to $107.7 million for the same period of 2017. The decrease in Adjusted EBITDA was mainly due to a: (a) $39.3 million decrease in revenue, as described above; (b) $9.7 million increase in time charter and voyage expenses, as described above; (c) $3.6 million increase in general and administrative expenses (excluding $1.1 million increase in stock-based compensation); (d) $2.6 million increase in other expenses; and (e) $0.1 million decrease in other income; partially mitigated by a: (i) $1.2 million increase in equity /(loss) in net earnings of affiliated companies; and (ii) $1.0 million decrease in management fees.

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

In the fourth quarter of 2019, Navios Acquisition repurchased $12.0 million of its ship mortgage notes for a cash consideration of $10.0 million resulting in a gain on bond repurchase of $1.9 million net of deferred fees written-off.

Following the acquisition of the Star N and the Hector N MR1 product tankers from Navios Europe I, the vessels were offered as collateral under its ship mortgage notes, in substitution of an amount of $25.4 million that was held as cash collateral from the sale proceeds of the Nave Electron.

The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2019.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

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

Credit Facilities

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranches was repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million repayable on the last repayment date. It bore interest at a rate of LIBOR plus 250 bps. The loan also required compliance with certain financial covenants. The outstanding amount of $50.3 million was fully prepaid in April 2019.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million has been drawn (divided into two tranches of $26.1 million and $25.5 million, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bore interest at a rate of LIBOR plus 275 bps. The loan also required compliance with certain financial covenants. The balance under the facility was fully prepaid in March 2019.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The maturity date of the loan is in the third and fourth quarter of 2020. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $28.8 million was outstanding as of December 31, 2019, under this loan agreement.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility was repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million repayable on the last repayment date. The facility bore interest at a rate of LIBOR plus 300 bps per annum and also required compliance with certain financial covenants. The outstanding balance under the facility of $21.5 million was fully prepaid in June 2019.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The maturity date of each of the tranches of the loan is in the second and third quarters of 2022. The loan also requires compliance with certain financial covenants. As of December 31, 2019, an amount of $39.5 million was outstanding.

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

On March 23, 2018, Navios Acquisition prepaid $26.8 million, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $0.3 million was written-off in the consolidated statement of operations. As of December 31, 2019 the outstanding balance under this facility was $39.2 million.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2019, the outstanding balance under this facility was $18.3 million.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million in aggregate, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2019, an amount of $28.0 million was outstanding under this facility.

In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31.8 million in order to refinance one VLCC. The facility is repayable in 4 quarterly installments of $0.8 million each with a final balloon payment of $28.4 million repayable on the last repayment date. The facility matures in October 2020 and bears interest at LIBOR plus 280 bps per annum. As of December 31, 2019, an amount of $31.8 million was outstanding under this facility.

In December 2019, Navios Acquisition entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $32.5 million in order to finance two MR1s and one LR1 acquired from Navios Europe I. The facility is repayable in one single repayment on the last repayment date. The facility matures in June 2020 and bears interest at LIBOR plus 400 bps per annum. As of December 31, 2019, an amount of $32.5 million was outstanding under this facility.

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

As of December 31, 2019 no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreements will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement. As of December 31, 2019, the outstanding balance under this agreement was $62.6 million. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2.3 million each, with a purchase obligation of $39.7 million to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2019, the outstanding balance under this agreement was $97.7 million.

In August, 2019, the Company entered into an additional sale and leaseback agreement of $15.0 million, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $0.2 million, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of December 31, 2019, the outstanding balance under this agreement was $14.2 million.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47.2 million in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.4 million each, with a purchase obligation of $19.2 million to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2019, the outstanding balance under this agreement was $45.9 million.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90.8 million in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2.8 million each, with a repurchase obligation of up to $25.8 million in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of December 31, 2019, the outstanding balance under this agreement was $90.8 million.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205.0 million Term Loan B (the “Term Loan B”). The Term Loan B was set to mature on June 18, 2020 and was repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bore interest at LIBOR plus 4.50% per annum.

Amounts drawn under the Term Loan B were secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary under Navios Midstream.

In the first quarter of 2018, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

In March 2019, Navios Acquisition acquired the following VLCCs from Navios Midstream: Shinyo Kieran, Shinyo Saowalak, Nave Celeste and the Nave Galactic. In addition, Navios Acquisition sold to Navios Midstream the following vessels: Nave Orbit, Nave Equator, Nave Buena Suerte, Nave Ariadne, Nave Cielo, Nave Atropos, Nave Pulsar, Nave Equinox, Nave Pyxis and Bougainville. The vessels that were sold from Navios Midstream were released as collaterals from Term Loan B and were replaced by the ones acquired, whereas the vessels sold from Navios Acquisition were released as collaterals from ship mortgage notes and were replaced by the ones acquired.

On June 26, 2019, Navios Midstream acquired from Navios Acquisition the Nave Velocity, offered as collateral under the Term Loan B, in substitution of an equivalent amount of cash collateral that was previously retained as restricted cash.

In October 2019, Navios Acquisition fully prepaid its Term Loan B facility.

As of December 31, 2019, there was no outstanding balance under the Term Loan B. As of December 31, 2018, the outstanding balance of the Term Loan B was $197.8 million.

As of December 31, 2019, the Company was in compliance with its covenants.

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

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2019:

	Payments due by period (unaudited)(1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$175,302	$810,945	$106,238	$94,653	$1,187,138
Lease obligations (time charters) for vessels to be delivered (2)	2,107	$44,587	$50,220	$204,198	$301,112
Total contractual obligations	$177,409	$855,532	$156,458	$298,851	$1,488,250

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 400 bps per annum to the $670.0 million 2021 Notes fixed rate of 8.125%.

(2)

In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs delivering in each of the third and fourth quarter of 2020. In the first quarter of 2019, we exercised our option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the third quarter of 2021.

Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $57.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2019, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million. See Note 17 for the investment in Navios Europe II.

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

Fair Value of Vessels: As of December 31, 2019, Navios Acquisition owned and operated a fleet of 43 vessels, with an aggregate carrying value of $1,385.4 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and intangible assets. On a vessel-by-vessel basis, as of December 31, 2019, the carrying value of 36 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs and intangible assets related to the vessel) exceeds the estimated fair value of those same vessels by approximately $166.7 million in the aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2019 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2019
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$43.7	$29.2	*
Nave Ariadne	7/2/2010	$43.7	$28.0	*
Nave Cosmos	10/27/2010	$31.8	$21.5	*
Nave Polaris	1/27/2011	$31.8	$21.8	*
Nave Orbit	7/12/2011	$42.5	$26.3	*
Nave Equator	7/18/2011	$42.4	$28.4	*
Nave Andromeda	11/14/2011	$44.3	$32.2	*
Nave Estella	1/20/2012	$44.6	$32.8	*
Nave Atria	7/31/2012	$37.6	$29.0	*
Nave Cassiopeia	8/31/2012	$43.8	$33.8	*
Nave Cetus	10/31/2012	$44.0	$33.9	*
Nave Aquila	11/9/2012	$37.8	$29.2	*
Nave Bellatrix	1/24/2013	$38.0	$29.6	*
Nave Orion	3/22/2013	$38.1	$29.8	*
Nave Rigel	2/13/2013	$47.9	$37.2	*
Nave Atropos	4/24/2013	$48.2	$37.9	*
Nave Titan	6/10/2013	$37.1	$29.9	*
Nave Capella	7/9/2013	$37.2	$29.8	*
Nave Alderamin	9/3/2013	$37.3	$30.2	*
Nave Equinox	6/26/2013	$23.5	$17.9	*
Nave Pulsar	7/9/2013	$23.6	$18.0	*
Bougainville	9/30/2013	$35.6	$29.0	*
Nave Dorado	9/24/2013	$16.8	$12.2	*

Nave Jupiter	5/7/2014	$39.6	$34.4	*
Nave Luminosity	9/19/2014	$39.6	$35.5	*
Nave Pyxis	11/20/2014	$33.4	$29.2
Nave Quasar	2/12/2014	$54.7	$44.3
Nave Buena Suerte	3/10/2014	$57.2	$46.9
Nave Neutrino	6/16/2014	$43.7	$34.1
Nave Synergy	12/09/2014	$75.9	$61.8	*
Nave Sextans	1/8/2015	$33.4	$28.1
Nave Velocity	2/11/2015	$39.2	$33.2	*
Nave Spherical	11/6/2015	$69.2	$65.5	*
Nave Photon	12/2/2015	$65.2	$56.9	*
Nave Galactic	12/14/2018	$44.0	$43.6
Nave Celeste	12/14/2018	$28.0	$26.8
Shinyo Kieran	12/14/2018	$79.4	$57.5	*
Shinyo Saowalak	12/14/2018	$75.5	$55.5	*
Aurora N	19/12/2019	$19.5	$19.9	*
Lumen N	19/12/2019	$19.5	$19.4	*
Perseus N	19/12/2019	$16.6	$16.3	*
Star N	13/12/2019	$15.8	$15.8	*
Hector N	13/12/2019	$13.2	$13.1	*
		$1,733.9	$1.385.4

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2019, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel).

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

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $360 per LWT. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations or other external factors place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

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

During the fourth quarter of fiscal 2019, management concluded that, despite the fact that the market rates have increased, during the year events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed. Management’s assessment concluded that there were no impairment indicators for the five product tankers of Navios Europe I that were acquired on December 14 and December 20, 2019 due to the short period from the acquisition date through December 31, 2019. As a result, no impairment assessment for the five product tankers of Navios Europe I was performed as of December 31, 2019.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the unamortized portion of deferred dry-dock and special survey costs and the carrying value of the related intangible, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2024 and thereafter assuming an increase of 3.0% every second year and utilization rate of 99.6% based on the fleets historical performance.

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

	December 31, 2019		December 31, 2018
	Number of vessels (*)	Amount (U.S. millions) (**)	Number of vessels (*)	Amount (U.S. millions) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	4	6.5	11	21.1
1-year historical average rate	8	57.6	21	148.4

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2019, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flows for unfixed days, ranging from 7.0% to 44.0%, excluding the vessels acquired from Navios Europe I (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year historical average (of the one-year charter rate for similar vessels), three-year historical average (of the one-year charter rate for similar vessels), and one-year average (for similar vessels). The table below compares the 10-year historical average and the rates for five-year, three-year and one-year historical average, each as of December 31, 2019:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10- year Historical Average (of the One- Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above/ (below) the 10-year average)
Chemicals	2.6%	(23.7%)	(19.7%)
MR2s	3.2%	(4.5%)	(8.4%)
MR2s - eco	5.8%	(0.4%)	9.4%
LR1s	5.7%	(10.9%)	(18.8%)
VLCCs	12.5%	(5.5%)	(24.8%)

As disclosed elsewhere, the fleet includes 36 vessels for which the carrying value exceeds the estimated fair value of those same vessels by approximately $166.7 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year historical average of the one-year charter rate (for similar vessels), in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, would have carrying values in excess of their projected undiscounted future cash flows. If testing for impairment using historical rates for three year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 4 and 8 of its vessels, respectively would have carrying values in excess of their projected undiscounted future cash flows.

The assessment performed as of December 31, 2019 concluded that no impairment of vessels is required since the undiscounted projected net operating cash flows exceeded the carrying value for all the Company’s vessels.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from the forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

During the year ended December 31, 2019, the Company recognized an impairment loss on sale of vessel of $7.3 million relating to the sale of Nave Electron.

There was no impairment loss recognized for either of the years ended December 31, 2018 and 2017.

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

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $167.7 million, $122.2 million and $177.7 million for the years ended December 31, 2019, 2018 and 2017 respectively. The majority of revenue from time chartering is usually collected in advance.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $71.2 million, $53.0 million and $46.6 million, for the years ended December 31, 2019, 2018 and 2017, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. For the years ended December 31, 2019, 2018, and 2017 revenues under voyage contracts were $33.4 million, $11.6 million, and $2.1 million respectively. Capitalized costs as of December 31, 2019 and 2018 related to costs to fulfill the contract amounted to $0.1 million and $0.5 million, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of December 31, 2019 that related to voyage contracts is $12.2 million (December 31, 2018: $7.3 million). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2019, 2018 and 2017 amounted to $7.8 million, $1.1 million and $0.9 million, respectively.

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

Navios Acquisition considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be other-than-temporary (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value (Please refer to Note 10 – Investments in Affiliates).

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

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU is effective for periods beginning after December 15, 2019, with an election to adopt early. The ASU requires only a one-step quantitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit’s carrying amount over its fair value. It eliminates Step 2 of the current two-step goodwill impairment test, under which a goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. As the ASU is to be applied prospectively, it will not impact our previously reported financial statements.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	55	Chairman, Chief Executive Officer and Director
Leonidas Korres	44	Chief Financial Officer
Vasiliki Papaefthymiou	51	Secretary
Anna Kalathakis	50	Director, Senior Vice President — Legal Risk Management
George Galatis	57	Director
Brigitte Noury	73	Director
Ted C. Petrone	65	Director
Eleni Warren	71	Director
Christos Kokkinis	68	Director

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

Leonidas Korres has been our Chief Financial Officer since April 2010. Mr. Korres also serves as Senior Vice President for Business Development of Navios Holdings from January 2010 and Head of Research of Navios Group since January 2018. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a senior financial advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a non-profit company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens Stock Exchange and the New York Stock Exchange). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for operating the Olympic venues. Mr. Korres earned his bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

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

George Galatis has served as a member of our Board of Directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project Development since 1999. Mr. Galatis also served as a technical manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis served as an engineer, technical manager and product manager at various shipping companies in the United States and the U.K. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in Mechanical Engineering and master’s degree in robotics from the University of Newcastle upon Tyne. Mr. Galatis is also a member of our Audit Committee, our Compensation Committee and our Nominating Committee. Mr. Galatis is an independent director.

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

Ted C. Petrone has been a member of our Board of Directors since our inception and was our President from our inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 43 years, 39 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor in science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Eleni Warren has served as a member of our Board of Directors since June 2017. She is a lawyer by training with more than 35 years of experience in banking and financial services. Mrs. Warren joined V&P Law Firm (the predecessor to the firm now known as PPT Legal) in 1986, where she was partner from 2011 until April 2017. From 1986 Mrs. Warren was in-house legal advisor of Credit Commercial de France S.A., Athens. She was also the head of the Compliance Department of that bank for several years, overseeing compliance with the basic principles and criteria applicable to credit and financial institutions supervised by the Bank of Greece and with the internal rules applied by the Head Office of HSBC France (ex Credit Commercial de France S.A.). From 1981 to 2017, Mrs. Warren was a member of the Athens Bar. She obtained her law degree from the Law School of the University of Athens and also holds a bachelor degree in Political Sciences from Athens Pantion University. Mrs. Warren is a member of our Compensation Committee as an independent director.

Christos Kokkinis has over 35 years of experience in ship finance and he is currently an independent consultant on shipping financial matters and a Board member of the Onassis Cardial Surgery Center. He spent 19 years at Alpha Bank, having established and served as the Head of the Shipping Division since 1997. Previously, he worked in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. He served on the board of Navios Maritime Midstream Partners L.P. as a non-executive director from October 2014 until December 2018. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a master’s degree in Business Administration (M.B.A.) in finance and international business from Rutgers University, USA. Mr. Kokkinis is the Chairman of our Audit Committee and of the Compensation Committee, and is also a member of our Nominating Committee. Mr. Kokkinis is an independent director.

On January 31, 2020, Mr. Nikolaos Veraros resigned as a member of the Board of Directors of the Company.

On January 31, 2020, Mr. Christos Kokkinis was recommended and approved to be appointed as Chairman of the Audit Committee, Chairman of the Compensation Committee and as a member of the Nominating Committee.

On February 26, 2020, Mr. George Galatis was recommended and approved to be appointed as a member of the Audit Committee.

B.	Compensation

Compensation

Our independent directors are entitled to receive $60,000 in cash per year, from the respective start of their service on our Board of Directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

For the year ended December 31, 2019 the compensation paid, in the aggregate, to our executive officers and directors was $0.4 million.

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

As of December 31, 2019 the amount of $2.2 million was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2019 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2019. The total amount of $4.4 million was recorded in general and administrative expenses on the statements of operations for the years ended December 31, 2019.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2020 annual meeting of stockholders. The term of office of the first class of directors, consisting of George Galatis, Brigitte Noury, and Eleni Warren, will expire at our 2021 annual meeting of stockholders. The term of office of the second class of directors, currently consisting of Ted C. Petrone, and Christos Kokkinis, will expire at our 2022 annual meeting of stockholders, as their term was renewed for three years at our 2019 annual meeting.

Director Independence

Our Board of Directors has determined that Mr. Galatis, Mr. Kokkinis, Ms. Noury and Ms. Warren are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprising of a majority of independent directors.

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

Audit committee

Our audit committee currently consists of Mr. Kokkinis, Mr. Galatis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE and our Board of Directors has determined that Mr. Kokkinis qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

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

Nominating committee

A nominating committee of the board of directors has been established, which consists of Messrs. Kokkinis, Galatis, and Ms. Noury, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Compensation committee

The board of directors has established a compensation committee of two independent directors, Mr. Kokkinis, who serves as Chairman, and Mr. Galatis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.

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

•

Each of our directors has, or may come to have other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, Navios Partners, and Navios Containers. Ted C. Petrone, a member of our Board of Directors, is the Vice Chairman of Navios Corporation and a member of the Board of Directors of Navios Containers. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.

•

We entered a Management Agreement, initially set to expire on May 28, 2015, with the Manager, pursuant to which such subsidiary provides certain commercial and technical ship management services for a fixed daily fee. In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with the Manager, until May 2020 for fixed daily fees.

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

•

Pursuant to an amendment to the Management Agreement dated as of August 29, 2019, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet until January 2025, (i) until December 31, 2019 at a fixed daily fee of: (a) $7,150 per LR1 product tanker vessel, (b) $6,500 per MR2 product tanker vessel and chemical tanker vessel; and (c) $9,500 per VLCC, (ii) commencing on January 1, 2020 for two years, at a fixed daily fee of (a) $7,225 per owned LR1 product tanker vessel, (b) $6,825 per owned MR2 product tanker vessel and chemical tanker vessel, and (c) $9,650 per VLCC tanker vessel, after such two years for each 12 month period the daily fees shall be increased by 3% annually. A technical and commercial management daily fee of $0. per vessel shall be payable commencing January 01, 2020.

•	Pursuant to an amendment to the Management Agreement dated as of December 13, 2019, Navios Acquisition added MR1 vessels to its management agreement at the same rates as its MR2 vessels.

•

We entered into an Administrative Services Agreement with the Manager, initially set to expire on May 28, 2015, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms.

•

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

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

Employees of the Manager and its affiliates provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement; therefore Navios Acquisition does not employ additional staff.

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian, Ukrainian, Indian, Bulgarian, Georgian, Ethiopian and Croatian officers and Filipino & Ethiopian seamen. The Manager is responsible for selecting its Greek & Bulgarian officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. The Manager also provides on-shore advisory, operational and administrative support to us pursuant to service agreements. Please see “Item 7. Major Stockholders and Related Party Transactions.”

E.	Share Ownership

The following table sets forth certain information regarding beneficial ownership, based on 15,873,391 shares of common stock outstanding as of March 5, 2020, of our common stock held by Navios Holdings, each of our officers and directors (who own in excess of 1% of our outstanding shares of common stock) and by all of our directors and officers as a group. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(2)	4,865,147	(2)	30.65%
Angeliki Frangou(3)	561,104		3.51%
All of our officers and directors as a group(3)	604,074		3.78%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
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

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 15,873,391 shares of common stock outstanding as of March 5, 2020 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire on or before May 5, 2020 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Name of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	4,865,147	(3)	30.65%
A. Lawrence Carroll Trust(2)	975,000		6.14%

(1)

The business address of the reporting person is offices at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco. The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 5, 2019.

(2)	The business address of the reporting person is 415 L’Ambiance Drive, #804, Longboat Key, FL 34228. The foregoing information was derived from a schedule 13G/A filed with the SEC on January 31, 2020.
(3)	Beneficially owned through Alpha Merit Corporation, a wholly-owned subsidiary of Navios Holdings.

B.	Related Party Transactions

The Management Agreement

We have entered into Management Agreement with the Manager, pursuant to which the Manager provides certain commercial and technical ship management services to us. These services will be provided in a commercially reasonable manner in accordance with customary ship management practice and under our direction. The Manager will provide these services to us directly but may subcontract for certain of these services with other entities.

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

Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

On August 29, 2019, Navios Acquisition entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios Tankers Management Inc. The Sixth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024. The Sixth Amendment also sets forth the management fees for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which management fees exclude dry-docking expenses, which are reimbursed at cost by Navios Acquisition: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; and (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) effective in both periods, $50 per vessel daily rate for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I, which resulted in the acquisition of three MR1 product tankers and two LR1 product tankers, as per the terms of the Management Agreement as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR1, MR2 product tanker and chemical tanker; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,500 per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

For the years ended December 31, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $18.2 million and $0, respectively, and are presented under “Vessels additions” in the condensed Consolidated Statements of Cash Flows.

Dry docking expenses are reimbursed at cost.

Total management fees for each of the years ended December 31, 2019, 2018 and 2017 amounted to $107.7 million, $94.0 million and $95.0 million, respectively.

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

On August 30, 2019, Navios Holdings announced the sale of its ship management division (including the Manager) to N Shipmanagement Acquisition Corp. and related entities, which are affiliated with the Company’s Chairman and Chief Executive Officer.

The Administrative Services Agreement

On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager, until May 2020.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement also covers the vessels acquired.

Following the Liquidation of Navios Europe I, the Administrative Services Agreement also covers the vessels acquired.

The Administrative Services Agreement may be terminated prior to the end of its term by us upon 120-days’ notice if there is a change of control of the Manager or by the Manager upon 120-days’ notice if there is a change of control of us. In addition, the Administrative Services Agreement may be terminated by us or by the Manaager upon 120-days’ notice if:

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

For each of the years ended December 31, 2019, 2018 and 2017 the expense arising from administrative services rendered by the Manager amounted to $11.1 million, $8.9 million and $9.0 million, respectively.

On August 30, 2019, Navios Holdings announced the sale of its ship management division (including the Manager) to N Shipmanagement Acquisition Corp. and related entities, which are affiliated with the Company’s Chairman and Chief Executive Officer.

Balance due from related parties (excluding Navios Europe I, Navios Europe II)

Balance due from related parties as of December 31, 2019 and December 31, 2018 was $14.7 million and $15.8 million, respectively, and included the short-term and long-term amounts due from the Manager. The balances mainly consisted of working capital deposits, in accordance with the Management Agreement.

Balance due to related parties, short-term

Amounts due to related parties, short-term as of December 31, 2019 and December 31, 2018 were $32.2 million and $12.0 million, respectively, and mainly consisted of payables to the Manager.

Navios Midstream Merger Agreement

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

Balance due from Navios Europe II as of December 31, 2019 amounted to $44.9 million (December 31, 2018: $38.5 million) which included the Navios Revolving Loans II of $20.7 million (December 31, 2018: $20.7 million), the non-current amount of $7.6 million (December 31, 2018: $5.8 million) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16.7 million (December 31, 2018: $12.0 million) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2019, the amount undrawn under the Navios Revolving Loans II was $4.5 million, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4.5 million.

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

On January 25, 2019, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2018 of $0.30 per share of common stock of amount $4.1 million which was paid on March 27, 2019 to stockholders of record as of February 27, 2019.

On May 10, 2019, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2019 of $0.30 per share of common stock of amount $4.1 million which was paid on June 27, 2019 to stockholders of record as of May 29, 2019.

On July 24, 2019, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2019 of $0.30 per share of common stock of amount $4.1 million which was paid on October 9, 2019, to stockholders of record as of September 25, 2019.

On November 5, 2019, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2019 of $0.30 per share of common stock of amount $4.8 million which was paid on January 9, 2020, to stockholders of record as of December 17, 2019, and is included under caption “Dividends payable” on the consolidated balance sheet.

On January 22, 2020, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2019 of $0.30 per share of common stock which will be paid on April 7, 2020 to stockholders of record as of March 5, 2020.

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

•

Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

•

Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)

•

Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

•

Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)

•

Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)

•

Form of Management Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

•

First Amendment to Management Agreement, dated October 17, 2016, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Midstream on October 27, 2016 and hereby incorporated by reference)

•

Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

•

Form of Administrative Services Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

•

Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)

•

Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)

•

Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries of and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

•

Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, among Folegandros Shipping Corporation, Serifos Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 9, 2010, and hereby incorporated by reference)

•

Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, among Rhodes Shipping Corporation, Crete Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 12, 2012, and hereby incorporated by reference)

•

Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Antipsara Shipping Corporation and Norddeutsche Landesbank Girozentrale (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

•

Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

•

Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, among certain vessel-owning subsidiaries, Wilmington Trust (London) Limited, Deutsche Bank AG Filiale Deutschlandgeschaft and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 13, 2015, and hereby incorporated by reference)

•

Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

•

Loan Agreement for up to $70.0 million, dated September 19, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 21, 2016, and hereby incorporated by reference)

•

Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)

•

Credit Agreement for $205.0 million term loan facility, dated June 18, 2015, among Navios Midstream Partners L.P., Navios Maritime Midstream Partners Finance (US) Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Credit Suisse Securities (USA) LLC, S. Goldman Advisors, LLC, ABN Amro Capital USA LLC and DVB Capital Markets LLC (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

•

Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)

•

Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)

•

Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)

•

Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners LP and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by on March 17, 2015, and hereby incorporated by reference)

•

General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

•

Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)

•

Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)

•

Fifth Amendment to the Management Agreement, dated as of May 3, 2018, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018, and hereby incorporated by reference)

•

Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)

•

Amendment No. 2 to Administrative Services Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)

•

Loan Agreement, dated October 8, 2019, among Lefkada Shipping Corporation, as borrower, the lenders party thereto, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

•

Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

•

Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

•

Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

•

Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

•	Continuous Offering Program Sales Agreement, dated as of December 23, 2019, by and between Navios Maritime Acquisition Corporation and S. Goldman Capital LLC.

D.	Exchange controls

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

Alpha Merit Corporation (a Marshall Islands corporation) currently owns approximately 30.65% of our common stock. Navios Holdings (a Marshall Islands corporation) currently owns 100% of Alpha Merit Corporation. For more than half the days during 2019, Navios Holdings directly owned approximately 43.0% of our common stock for U.S. federal income tax purposes. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we anticipate that we will not be subject to the 5% Override Rule. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that we will not be subject to the 5% Override Rule in the future. Effective as of January 1, 2018, Alpha Merit Corporation became a disregarded entity of Navios Holdings for U.S. federal income tax purposes, and therefore, Navios Holdings is treated for U.S. federal income tax purposes as directly currently owning approximately 30.65% of our common stock.

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 37.0%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2019, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “ Medicare Tax ” below. Because the common stock of Navios Acquisition was traded on the NYSE during 2019, dividends paid during 2019 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate. However if the NYSE were to delist our shares from trading on its exchange, future dividends may not constitute qualified dividend income. See “Risk Factors” above.

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2019 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2019 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011 through 2019 taxable years and we do not believe that we will be treated as a PFIC for 2019 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for taxable years 2011 through 2019 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Controlled Foreign Corporation

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2019, or at any time during 2019, we believe that tax rules recently enacted by the Tax Cuts and Jobs Act, including the repeal of the prohibition against so-called “downward” attribution, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Navios Acquisition’s status as a CFC depends in large part on the percentage of our equity held by Navios Holdings (either directly or indirectly through Alpha Merit Corporation), whether one or more U.S. Holders own 10.0% or more (by vote or value) of the equity of Navios Acquisition, and various other factors.

Tax rules recently enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Currently, Navios Holdings beneficially owns 30.65% of our common stock indirectly through Alpha Merit Corporation. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of this stock interest for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value), would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly, or constructively, we should become a CFC.

The U.S. federal income tax consequences of U.S. holders who at all times own less than 10% of our equity, directly, indirectly, and constructively, should not be affected were we to become a CFC. However, were we to become a CFC any U.S. Holder who owns 10% or more of our equity (by vote or value), directly, indirectly, or constructively (but not through downward attribution) should be subject to U.S. federal income tax on its pro rata share of our so-called “subpart F” income and should be subject to U.S. federal income tax reporting requirements. Income from our time chartering activities could constitute subpart F income if it were derived from passive rental activities. But, Thompson Hine’s opinion that the income we earn from our time chartering activities should not be treated as passive income is based principally on their conclusion that such income should constitute services income, rather than rental income ( see United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Status and Significant Tax Consequences ). So, we believe that the income we earn from our time chartering activities should not be treated as subpart F income and thus no such U.S. Holder should be subject to U.S. federal income tax on such income, regardless of whether

IRS’s position that the Section 883 exemption does not apply to subpart F income is correct. If, contrary to our belief discussed above, the income we earn from our time chartering activities were treated as subpart F income, it is unclear whether such income would nonetheless be exempted from U.S. federal income tax for so long as we qualify for the Section 883 exemption ( see U.S. Federal Income Taxation of Navios Acquisition – Exemption of Operating Income from U.S. Federal Income Taxation ). In this regard, the IRS has taken the position in Revenue Ruling 87-15 that the Section 883 exemption does not cause subpart F income to be exempted from U.S. federal income tax. Any U.S. Holder of Navios Acquisition that owns 10% or more (by vote or value), directly, indirectly, or constructively, of the equity of Navios Acquisition should consult its own tax advisor regarding U.S. federal tax consequences that may result from Navios Acquisition being treated as a CFC.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2019, the value of U.S. dollar increased by approximately 4.8% as compared to the Euro.

Interest Rate Risk

In each of December 31, 2019 and 2018, Navios Acquisition had a total of $1.2 billion and $1.2 billion, respectively, in short term and long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2019, 2018 and 2017 we paid interest on our outstanding debt at a weighted average interest rate of 7.11%, 6.94% and 6.5%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2019, 2018 and 2017 by $5.4 million, $3.9 million and $4.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. Our major customers during 2019 were Navig8 and Dalian. Our major customers during 2017 were: Navig8, Shell and Mansel. For the year ended December 31, 2017, Navig8, Mansel and Shell accounted for 31.9%, 14.3% and 13.7%, respectively, of Navios Acquisition’s revenue. Our major customers during 2018 were: Navig8 and Mansel. For the year ended December 31, 2018, Navig8 and Mansel accounted for 39.2% and 12.1%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2019, Navig8 and COSCO Dalian accounted for 34.6%, and 10.0%, respectively, of Navios Acquisition’s revenue.

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

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

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2019, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

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

Item 16A. Audit Committee Financial Expert

Our audit committee currently consists of three independent directors, Mr. Kokkinis, Mr. Galatis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE, and our board of directors has determined that Mr. Kokkinis qualifies as an “audit committee financial expert,” as such term is defined by the SEC. Mr. Kokkinis is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a code of conduct and ethics applicable to our directors and officers in accordance with applicable federal securities laws and the rules of the NYSE. The code is available for review on our website at http://www.navios-acquisition.com .

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2019 and 2018 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. and PricewaterhouseCoopers S.A, respectively. The audit fees for the audit for each of the years ended December 31, 2019 and 2018 were $0.4 million and $0.3 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2019 and 2018.

Tax Fees

There were no tax fees billed in 2019 and 2018.

Other Fees

There were no other fees billed in 2019 and 2018.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2019 and 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

The table below sets forth the repurchases made under the stock repurchase program during the fiscal year ended December 31, 2019. Repurchases were only made during the first three months of 2019 and the stock repurchase program expired in February 2020.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
January 1, 2019 through January 31, 2019	42,876	$5.15	42,876	$17,845,822.39
February 1, 2019 through February 28, 2019	15,861	$6.97	15,861	$17,735,204.29
March 1, 2019 through March 31, 2019	5,552	$5.98	5,552	$17,701,997.98

Total:	64,289		64,289

Item 16F. Change in Registrant’s Certifying Accountant

On April 30, 2019, we appointed Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young”) as the Company’s independent auditor for the fiscal year ending December 31, 2019, and dismissed PricewaterhouseCoopers S.A. as our independent auditor.

Our appointment of Ernst & Young and dismissal of PricewaterhouseCoopers S.A. was approved by our audit committee.

The information required to be disclosed pursuant to this Item 16F was previously reported on Form 6-K, filed with the SEC on May 14, 2019.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices.

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-46 and are filed as part of this annual report.

Item 19. Exhibits

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010 and hereby incorporated by reference)

1.2	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 10, 2011, and hereby incorporated by reference)

1.3	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 14, 2018, and hereby incorporated by reference)

1.4	By-laws of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to the Navios Maritime Acquisition Corporation Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

2.1	Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock of Navios Maritime Acquisition Corporation, as filed with the Registrar of Companies of The Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 12, 2011, and hereby incorporated by reference)

2.2	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018 and hereby incorporated by reference)

2.3	Form of Certificate of Designation, Preferences and Rights in respect of the Series E Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018, and hereby incorporated by reference)

2.4	Indenture dated November 13, 2013, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., the Guarantors thereto and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on December 9, 2013, and hereby incorporated by reference)

2.5	First Supplemental Indenture dated January 8, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Lefkada Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.6	Second Supplemental Indenture dated February 20, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Navios Acquisition Europe Finance Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.7	Third Supplemental Indenture dated March 31, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.8	Fourth Supplemental Indenture dated May 28, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Leros Shipping Corporation, Kimolos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 12, 2014, and hereby incorporated by reference)

2.9	Fifth Supplemental Indenture dated December 4, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Samos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 30, 2015, and hereby incorporated by reference)

2.10	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Delos Shipping Corporation, Tilos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

2.11	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.12	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.13	Description of the rights of each class of securities registered under Section 12 of the Exchange Act*

4.1	Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

4.2	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.3	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)

4.4	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

4.5	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)

4.6	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)

4.7	Form of Management Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

4.8	First Amendment to Management Agreement, dated October 17, 2016, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Midstream on October 27, 2016 and hereby incorporated by reference)

4.9	Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.10	Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

4.11	Form of Administrative Services Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

4.12	Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.13	Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)

4.14	Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)

4.15	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.16	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries of and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.17	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, among Folegandros Shipping Corporation, Serifos Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 9, 2010, and hereby incorporated by reference)

4.18	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, among Rhodes Shipping Corporation, Crete Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 12, 2012, and hereby incorporated by reference)

4.19	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Antipsara Shipping Corporation and Norddeutsche Landesbank Girozentrale (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

4.20	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

4.21	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, among certain vessel-owning subsidiaries, Wilmington Trust (London) Limited, Deutsche Bank AG Filiale Deutschlandgeschaft and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 13, 2015, and hereby incorporated by reference)

4.22	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

4.23	Loan Agreement for up to $70.0 million, dated September 19, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 21, 2016, and hereby incorporated by reference)

4.24	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)

4.25	Credit Agreement for $205.0 million term loan facility, dated June 18, 2015, among Navios Midstream Partners L.P., Navios Maritime Midstream Partners Finance (US) Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Credit Suisse Securities (USA) LLC, S. Goldman Advisors, LLC, ABN Amro Capital USA LLC and DVB Capital Markets LLC (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

4.26	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)

4.27	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)

4.28	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)

4.29	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners LP and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by on March 17, 2015, and hereby incorporated by reference)

4.30	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

4.31	Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)

4.32	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)

4.33	Fifth Amendment to the Management Agreement, dated as of May 3, 2018, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018, and hereby incorporated by reference)

4.34	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)

4.35	Amendment No. 2 to Administrative Services Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)

4.36	Loan Agreement, dated October 8, 2019, among Lefkada Shipping Corporation, as borrower, the lenders party thereto, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.37	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.38	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.39	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.40	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.41	Continuous Offering Program Sales Agreement, dated as of December 23, 2019, by and between Navios Maritime Acquisition Corporation and S. Goldman Capital LLC.*

8.1	List of subsidiaries.*

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.3	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.4	Financial Statements of Navios Maritime Midstream Partners for the fiscal years ended December 31, 2018, 2017 and 2016 (Previously filed as Exhibit 15.3 to an Annual Report on Form 20-F filed by Navios Acquisition on April 19, 2019, and hereby incorporated by reference).

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 6, 2020

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING – ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.	F-3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – PRICEWATERHOUSECOOPERS S.A.	F-4
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2019 AND 2018	F-5
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017	F-6
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017	F-7
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR EACH OF THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017	F-8
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-9

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Navios Maritime Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Navios Maritime Acquisition Corporation (the Company) as of December 31, 2019, the related consolidated statements of operations, changes in equity and cash flows for the year in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 6, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2019.

Athens, Greece

March 6, 2020

Report of Independent Registered Public Accounting Firm On Internal Controls over Financial Reporting

To the Stockholders and the Board of Directors of Navios Maritime Acquisition Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Navios Maritime Acquisition Corporation’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Acquisition Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements of the Company and our report dated March 6, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 6, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Navios Maritime Acquisition Corporation:

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 19, 2019

We served as the Company’s auditor from 2010 to 2019.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	4	$43,561	$44,009
Restricted cash	4	490	2,600
Accounts receivable, net	5	34,235	25,100
Due from related parties, short term	10,17	16,688	18,926
Prepaid expenses and other current assets	6	12,826	9,336
Inventories		6,208	4,007
Total current assets		114,008	103,978
Vessels, net	7	1,348,251	1,383,605
Intangible assets other than goodwill	3,8	—	36,645
Goodwill	9	1,579	1,579
Other long-term assets	2,14	5,456	—
Deferred dry dock and special survey costs, net		37,133	32,161
Investment in affiliates	3,10	6,650	11,400
Due from related parties, long-term	10,17	42,878	58,016
Total non-current assets		1,441,947	1,523,406
Total assets		$1,555,955	$1,627,384
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	11	$15,355	$12,621
Accrued expenses	13	14,337	13,205
Due to related parties, short-term	17	32,150	12,029
Dividends payable	12	4,711	—
Deferred revenue		2,433	3,340
Current portion of long-term debt, net of deferred finance costs	14	172,953	50,964
Total current liabilities		241,939	92,159
Long-term debt, net of current portion, premium and net of deferred finance costs	14	1,000,164	1,154,873
Total non-current liabilities		1,000,164	1,154,873
Total liabilities		$1,242,103	$1,247,032
Commitments and contingencies	18	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares of Series C issued and outstanding as of December 31, 2019 and 1,000 series C shares issued and outstanding as of December 31, 2018	19	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 15,873,391 and 13,280,927 issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	19	2	1
Additional paid-in capital	19	521,275	522,335
Accumulated deficit		(207,425)	(141,984)
Total stockholders’ equity		313,852	380,352
Total liabilities and stockholders’ equity		$1,555,955	$1,627,384

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Revenue	2, 20	$280,117	$187,946	$227,288
Time charter and voyage expenses	17	(22,690)	(31,593)	(21,919)
Direct vessel expenses	17	(10,132)	(7,656)	(4,198)
Management fees (entirely through related party transactions)	17	(107,748)	(94,019)	(94,973)
General and administrative expenses	13,17,19	(21,689)	(18,569)	(13,969)
Depreciation and amortization	7,8	(67,892)	(56,307)	(56,880)
Interest income	10,17	7,717	7,998	10,042
Interest expense and finance cost	14	(91,442)	(77,975)	(76,438)
Gain on debt repurchase	14	1,940	—	—
(Loss)/ gain on sale of vessels and Impairment loss	7,8	(36,731)	25	—
Bargain purchase gain	3	—	68,951	—
Equity/ (loss) in net earnings of affiliated companies	3,10,17	2,948	(61,284)	(46,657)
Other income		1,335	28	82
Other expense		(1,174)	(3,918)	(1,277)
Net loss		$(65,441)	$(86,373)	$(78,899)
Dividend on restricted shares		(253)	(172)	(89)
Undistributed (income)/ loss attributable to Series C participating preferred shares		(13)	4,312	3,835
Net loss attributable to common stockholders, basic	21	$(65,707)	$(82,233)	$(75,153)
Plus:
Dividend on restricted shares		—	—	—
Net loss attributable to common stockholders, diluted	21	$(65,707)	$(82,233)	$(75,153)
Net loss per share, basic	21	$(4.75)	$(8.40)	$(7.50)
Weighted average number of shares, basic		13,823,754	9,784,507	10,027,469
Net loss per share, diluted	21	$(4.75)	$(8.40)	$(7.50)
Weighted average number of shares, diluted		13,823,754	9,784,507	10,027,469

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Operating Activities
Net loss		$(65,441)	$(86,373)	$(78,899)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,8	67,892	56,307	56,880
Amortization and write-off of deferred finance costs and bond premium	14	4,798	3,743	3,784
Gain on debt repurchase		(1,940)	—	—
Amortization of dry dock and special survey costs		9,576	7,656	4,198
Stock based compensation	19	909	1,076	57
(Gain)/loss on sale of vessels and impairment loss	7, 8	36,731	(25)	—
Bargain purchase gain	3	—	(68,951)	—
(Equity)/ loss in earnings of affiliates, net of dividends received	3,10, 17	(2,948)	61,284	56,923
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets		2,680	(6,050)	(2,582)
Decrease in inventories		3,541	3,815	192
(Increase)/ decrease in accounts receivable		(8,655)	(2,063)	8,123
(Increase)/ decrease in due from related parties short-term		(7,034)	(3,734)	11,116
Decrease in other long term assets		—	900	—
(Increase)/ decrease in due from related parties long-term		899	3,955	(12,730)
Increase/ (decrease) in accounts payable		282	3,250	(993)
Increase/ (decrease) in accrued expenses		583	(2,824)	1,164
Payments for dry dock and special survey costs		(6,864)	(19,412)	(14,897)
(Decrease)/ increase in due to related parties		(4,858)	14,093	17,107
Decrease in deferred revenue		(907)	(5,356)	(3,475)

Net cash provided by/ (used in) operating activities		$29,244	$(38,709)	$45,968

Investing Activities
Net cash proceeds from sale of vessels	7,10	71,252	44,500	—
Acquisition of vessels/ Vessels additions		(65,225)	—	—
Cash acquired from Navios Midstream merger	3,10	—	25,260	—
Loan repayment from affiliated companies	17	—	—	55,132
Investment in affiliates		—	—	(84)
Loans receivable from affiliates	17	(2,000)	—	(13,706)
Dividends received from affiliates	10	—	10,053	11,036

Net cash provided by investing activities		$4,027	$79,813	$52,378

Financing Activities
Loan proceeds, net of deferred finance costs	14	308,368	69,512	49,764
Loan repayments	14	(347,699)	(131,125)	(84,196)
Dividend paid	12	(12,359)	(12,213)	(31,614)
Net proceeds from equity offering		16,227	—	—
Redemption of Convertible shares and puttable common stock	19	—	—	(2,500)
Acquisition of treasury stock	19	(366)	(7,127)	—

Net cash used in financing activities		$(35,829)	$(80,953)	$(68,546)

Net (decrease)/ increase in cash and cash equivalents and restricted cash		(2,558)	(39,849)	29,800
Cash and cash equivalents and restricted cash, beginning of year		46,609	86,458	56,658

Cash and cash equivalents, and restricted cash end of year		$44,051	$46,609	$86,458

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$86,014	$76,468	$71,966
Non-cash investing activities
Accrued interest on loan to affiliates		$(2,948)	$(3,103)	$(2,643)
Costs payable relating to sale of vessel		$—	$200	$—
Transaction costs relating to the merger with Navios Midstream		$—	$469	$—
Acquisition of vessels		$33,210	$—	$—
Non-cash financing activities
Stock based compensation		$909	$1,076	$57
Accrued deferred finance costs		$1,702	$—	$—
Other long term assets		$5,456	$—	$—

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Notes	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2016		1,000	$—	10,038,866	$1	$541,734	$31,196	$572,931
Redemption of puttable common stock	19	—	—	(16,667)	—	—	—	—
Stock based compensation	19	—	—	118,328	—	57	—	57
Dividend paid/ declared	12	—	—	—	—	(23,706)	(7,908)	(31,614)
Net loss		—	—	—	—	—	(78,899)	(78,899)

Balance, December 31, 2017		1,000	$—	10,140,527	$1	$518,085	$(55,611)	$462,475
Common shares issued for the acquisition of 41.03% of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), net of expenses	19	—	—	3,683,284	—	22,514	—	22,514
Acquisition of treasury stock	19	—	—	(672,153)	—	(7,127)	—	(7,127)
Stock based compensation	19	—	—	129,269	—	1,076	—	1,076
Dividend paid/ declared	12	—	—	—	—	(12,213)	—	(12,213)
Net loss		—	—	—	—	—	(86,373)	(86,373)

Balance, December 31, 2018		1,000	$—	13,280,927	$1	$522,335	$(141,984)	$380,352
Issuance of common shares	19	—	—	2,145,020	1	15,467	—	15,468
Dividend paid/ declared	12	—	—	—	—	(17,070)	—	(17,070)
Conversion of preferred stock to common	19	(1,000)	—	511,733	—	—	—	—
Stock based compensation	19	—	—	—	—	909	—	909
Acquisition of treasury stock	19	—	—	(64,289)	—	(366)	—	(366)
Net loss		—	—	—	—	—	(65,441)	(65,441)
Balance, December 31, 2019		—	$—	15,873,391	$2	$521,275	$(207,425)	$313,852

See notes to consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term contracts. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Tankers Management Inc. (the “Manager”).

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

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

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As a result of the liquidation, which was completed in December 2019 (“Liquidation of Navios Europe I), Navios Acquisition acquired five vessel owning companies.

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 million and offering costs $957, amounted to $13,368.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2019, Navios Acquisition had issued 270,020 shares of common stock and received net proceeds of $2,099.

As of December 31, 2019, Navios Holdings had 30.6% of the voting power and 31.0% of the economic interest in Navios Acquisition.

As of December 31, 2019, Navios Acquisition had outstanding: 15,873,391 shares of common stock outstanding.

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

Reverse Stock Split:

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding shares of common stock of the Company which was effected on November 14, 2018. The effect of the reverse stock split was to combine each 15 shares of outstanding common stock into one new share, with no change in authorized shares or par value per share, and to reduce the number of common stock shares outstanding from approximately 142.9 million shares to approximately 9.5 million shares. No fractional shares of common stock were issued in connection with the reverse stock split. Stockholders who would otherwise hold fractional shares of the Company’s common stock received a cash payment in lieu thereof. All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split for all periods presented.

(ab) Recent accounting pronouncements

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

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The ASU is effective for periods beginning after December 15, 2019, with an election to adopt early. The ASU requires only a one-step quantitative impairment test, whereby a goodwill impairment loss will be measured as the excess of a reporting unit’s carrying amount over its fair value. It eliminates Step 2 of the current two-step goodwill impairment test, under which a goodwill impairment loss is measured by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. As the ASU is to be applied prospectively, it will not impact our previously reported financial statements.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of December 31, 2019, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2019	2018	2017
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 - 12/31	1/23 - 12/31	—
Olivia Enterprises Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 - 12/31	7/3 - 12/31	—
Cyrus Investments Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 - 12/31	7/3 - 12/31	—
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.	4/10 - 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 - 12/31	12/14 - 12/31	—
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 - 12/31	12/14 - 12/31	—
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 - 12/31	12/14 - 12/31	—
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/1 - 12/31

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong	1/1 - 12/31	12/14 - 12/31	—
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	12/14 - 12/31	—
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 12/31	12/14 - 12/31	—
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong	1/1 - 12/31	12/14 - 12/31	—
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 12/31	12/14 - 12/31	—
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/14 - 12/31	—	—
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/14 - 12/31	—	—
Rhea Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/20 - 12/31	—	—
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/20 - 12/31	—	—
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	12/20 - 12/31	—	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)

Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.

(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.
(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.
(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.
(8)	Currently, vessel-operating company under a sale and leaseback transaction.
(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)

Bareboat chartered-in vessels with purchase option, to be delivered in the third and fourth quarter of 2020. In the first quarter of 2019, the Company exercised the option for a third VLCC newbuilding under a bareboat operating lease with an expected delivery in the third quarter of 2021.

(11)

In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525.

(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.
(14)	In December 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers following the liquidation of Navios Europe I.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(e) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(g) Restricted Cash: As of December 31, 2019 and 2018, restricted cash consisted of $490 and $2,600, respectively, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

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

(i) Other long term assets: As of December 31, 2019 and 2018, the amounts shown as other long term assets reflected the deposits of $5,456 and $0, respectively, under certain sale and leaseback arrangements.

(j) Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis; and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, are valued at cost as determined on the first-in, first-out basis.

(k) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of the tanker vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight ton (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management after considering current market trends for scrap rates and 10-year average historical scrap rates of the residual values of the Company’s vessels, estimates scrap value at a rate of $360 per LWT.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(l) Leases: Leases where the Company acts as the lessee are classified as either finance or operating leases.

In cases of lease agreements where the Company acts as the lessee, the Company recognizes a right of use asset and a corresponding lease liability on the consolidated balance sheet. For finance leases, interest expense is determined using the effective interest method and amortization on the right-of-use asset is recognized on a straight-line basis. For operating leases, lease expense is recorded on a straight-line basis over the lease term. The Company does not act as a lessee in any of its arrangements.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheet and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its revenue arrangements.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into five agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the two agreements as financing transactions.

(m) Vessels held for sale: Vessels are classified as “Vessels held for sale” when all of the following criteria are met: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

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

During the fourth quarter of fiscal 2019, management concluded that, during the year events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed. Management’s assessment concluded that there were no impairment indicators for the five product tankers of Navios Europe I that were acquired on December 14 and December 20, 2019 due to the proximity of the acquisition date through December 31, 2019.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of drydock and special survey costs related to the vessel, if applicable. The assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, management fees fixed until December 2024 and thereafter assuming an annual increase of 3.0% every second year and utilization rate of 99.6% based on the fleets’ historical performance.

The assessment concluded that no impairment of vessels existed as of December 31, 2019, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from the forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

During the year ended December 31, 2019, the Company recognized an impairment loss on sale of vessel of $7,287 relating to the sale of Nave Electron.

There was no impairment loss recognized for the years ended December 31, 2018 and 2017, respectively.

(o) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining loan facilities and are presented as a deduction from the corresponding liability, consistent with debt discount. These costs are amortized over the life of the related debt using the effective interest rate method and are included in interest expense. Amortization and write-off of deferred finance costs and bond premium for each of the years ended December 31, 2019, 2018 and 2017 was $4,798, $3,743 and $3,784, respectively.

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

The amortizable value of favorable leases is amortized over the remaining lease term and the amortization expense is included in the statement of operations in the depreciation and amortization line item.

The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. On December 13, 2018, Navios Acquisition acquired the intangible assets of Navios Midstream at fair value of $36,900. (See Note 8).

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Subsequent to September 30, 2019, both charter contracts were terminated and the two vessels are now employed in the open market. As a result an impairment loss of $32,688 has been recorded which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

COSCO Dalian was removed from the Specially Designated Nationals and Blocked Persons list on January 31, 2020.

As of December 31, 2019 and 2018, the intangible assets of Navios Acquisition were $0 and $36,645, respectively.

(r) Deferred Dry dock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to statement of operations in the year the vessel is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2019, 2018 and 2017, the amortization expense was $9,576, $7,656 and $4,198, respectively. Accumulated amortization as of December 31, 2019 and 2018 amounted to $19,210 and $14,750, respectively.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, (a) lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months and (b) previous accounting standards for lessors will be updated to align certain requirements with the updates to lessee accounting standards and the revenue recognition accounting standards. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this Update affect the amendments in Update 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this Update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842. In addition in July 2018, the FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

The Company has elected to early adopt the requirements of ASU 2016-02 effective January 1, 2018, using the modified retrospective method which is consistent, with the approach the Company has elected under the new revenue standard, and elected to apply the additional optional transition method along with the following practical expedients: (i) a package of practical expedients which does not require the Company to reassess: (1) whether any expired or existing contracts are or contain leases; (2) lease classification for any expired or existing leases; and (3) whether initial direct costs for any expired or existing leases would qualify for capitalization under ASC 842; (ii) to account for non-lease components (primarily crew and maintenance services) of time charters as a single lease component as the timing and pattern of transfer of the non-lease components and associated lease component are the same, the lease components, if accounted for separately, would be classified as an operating lease, and such non-lease components are not predominant components of the combined component. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASU 2016-02 “Leases”, which the Company early adopted on January 1, 2018. Upon adoption of ASC 606 and ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations.

In December 2018, FASB issued ASU 2018-20, Leases (Topic 842), “Narrow-Scope Improvements for Lessors”: to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. The Company has early adopted the standard effective January 1, 2018 and is using that date as the date of initial application. The adoption of this guidance had no impact on the Company’s disclosures to the consolidated financial statements.

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $167,743, $122,235 and $177,673 for the years ended December 31, 2019, 2018 and 2017, respectively. The majority of revenue from time chartering is usually collected in advance.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $71,165, $52,989 and $46,626, for the years ended December 31, 2019, 2018 and 2017, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. For the years ended December 31, 2019, 2018, and 2017 revenues under voyage contracts were $33,370, $11,638, and $2,071, respectively. Capitalized costs as of December 31, 2019 and 2018 related to costs to fulfill the contract amounted to $103 and $505, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of December 31, 2019 that related to voyage contracts was $12,219 (December 31, 2018: $7,269). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2019, 2018 and 2017 amounted to $7,839, $1,084 and $918, respectively.

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

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Nave Aquila	Charterer’s option to extend the charter for one year at $16,886 net per day.
Nave Pulsar	Charterer’s option to extend the charter for one year at $16,590 net per day plus ice-transit premium.
Nave Cetus	Charterer has the option to either charter the vessel for a period of two years at a rate of $16,088 net per day plus one optional year at a rate of $17,063 net per day.
Nave Luminosity	Charterer’s option to extend the charter for one year at $18,022 net per day.
Nave Spherical	Contract provides 100% of BITR TD3C-TCE index plus $5,000 for a period of three years plus one optional year with 100% BITR TD3C index plus $1,500.
TBN	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

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

Management fees: Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition management fees are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the Management Agreement as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR1 product tanker; and (b) $7.23 per day per LR1 product tanker vessel. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager (the “Administrative Services Agreement”), pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covered the vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

Deferred Revenue: Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Prepaid Expense and Other Current Assets: Prepaid expenses relate primarily to cash paid in advance for expenses associated with voyages, to working capital advances under pooling arrangements and insurance claims. These amounts are recognized as expense over the voyage or charter period. Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(w) Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

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

Net loss for the years ended December 31, 2019, 2018 and 2017 was adjusted for the purposes of loss per share calculation, for the dividends on the Series C Shares, the restricted common stock and for the undistributed income that is attributable to the Series C Convertible Preferred Stock.

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

(z) Stock based Compensation: The Company accounts for equity instruments issued to employees in accordance with accounting guidance that requires awards to be recorded at their fair value on the date of grant and are amortized over the vesting period of the award. The Company recognizes stock-based compensation expense, for the portion of the awards that are ultimately expected to vest, on a straight line basis over the requisite service period of the award, which is typically its vesting period for those awards.

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

The holders of restricted common stock are entitled to dividends paid on the same schedule as paid to the common stock holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $693).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $355, $12 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively, and is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no shares of restricted common stock forfeited or stock options exercised, forfeited or expired during the year ended December 31, 2019.

Restricted shares of common stock outstanding and not vested were 96,952 shares as of December 31, 2019.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $326 as of December 31, 2019 and is expected to be recognized over the weighted average time to vest of 3.0 years.

In December 2017, Navios Acquisition authorized and issued in the aggregate 118,328 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted common stock are entitled to dividends paid on the same schedule as paid to the common stock holders of the Company. The fair value of restricted common stock is determined by reference to the quoted stock price on the date of grant of $17.70 per share (or total fair value of $2,094).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $554, $1,064 and $57 for the year ended December 31, 2019, 2018 and 2017, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no shares of restricted common stock forfeited or stock options exercised, forfeited or expired during the year ended December 31, 2019.

Restricted shares of common stock outstanding and not vested were 59,162 shares as of December 31, 2019.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $420 as of December 31, 2019 and is expected to be recognized over the weighted average time to vest of 2.0 years.

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

The transaction resulted in a bargain purchase gain as a result of the share price of Navios Midstream trading at a discount to their net asset value (“NAV”). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to (ii) the current market charter rates for a similar contract and (iii) discounted using the Company’s weighted average cost of capital of 9.10%.

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2019	December 31, 2018
Cash on hand and at banks	$43,561	$27,764
Short-term deposits	—	16,245
Restricted cash	490	2,600
Total cash, cash equivalents and restricted cash	$44,051	$46,609

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

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$34,235	$25,100
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$34,235	$25,100

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

For the year ended December 31, 2019, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Group of Companies (“Navig8”) and COSCO Dalian which accounted for 34.6% and 10.0%, respectively. For the year ended December 31, 2018, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 and Mansel LTD (“Mansel”) which accounted for 39.2% and12.1%, respectively. For the year ended December 31, 2017, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8, Mansel and Shell Tankers Singapore Private LTD (“Shell”), which accounted for 31.9%, 14.3% and 13.7%, respectively.

No other customers accounted for 10% or more of total revenue for any of the years presented.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2019	December 31, 2018
Advances for working capital purposes	$7,250	$8,250
Insurance claims	4,785	—
Voyage charters deferred contract costs and other	791	1,086

Total prepaid expenses and other current assets	$12,826	$9,336

NOTE 7: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2016	$1,505,013	$(198,090)	$1,306,923
(Depreciation)/Additions	—	(56,880)	(56,880)
Balance at December 31, 2017	$1,505,013	$(254,970)	$1,250,043
Additions/ (Depreciation)	234,000	(56,052)	177,948
Disposals	(51,739)	7,353	(44,386)
Balance at December 31, 2018	$1,687,274	$(303,669)	$1,383,605
Additions/ (Depreciation)	102,637	(63,935)	38,702
Disposals	(77,922)	11,153	(66,769)
Impairment loss	(7,287)	—	(7,287)
Balance at December 31, 2019	$1,704,702	(356,451)	1,348,251

Additions of vessels

2019

As of December 31, 2019, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $18,207 (see Note 17 — Transactions with related parties).

During the quarter ended December 31, 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers for an acquisition cost of approximately $84,430 in total, following the Liquidation of Navios Europe I, through bank financing of $32,500 and $33,210 receivables (Please refer to Note 10 – Investments in Affiliates).

For each of the vessels purchased from Navios Europe I, the acquisition of all vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

2018

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. The fair value of vessels acquired was $234,000. Please refer also to Note 3.

Disposals of vessels

2019

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21,750. The gain on sale of the vessel amounted to $651, which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

On May 10, 2019, following a collision incident, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12,525. The gain on sale of the vessel, including the insurance claim proceeds, amounted to $2,594, which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25,250.

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

Impairment loss

2019

During the year ended December 31, 2019 and as a result of the impairment review performed, it was determined that the carrying amount of one tanker was not recoverable and, therefore, an impairment loss of $7,287 was recognized which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

On December 13, 2018, Navios Acquisition acquired at fair value the intangible assets of Navios Midstream, consisting of favorable lease terms.

Intangible assets as of December 31, 2019, December 31, 2018 and December 31, 2017 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2016	$—	$—	$—
Additions/Amortization	—	—	—
Balance at December 31, 2017	$—	$—	$—
Additions/Amortization	36,900	(255)	36,645
Balance at December 31, 2018	$36,900	$(255)	$36,645
Amortization	—	(3,957)	(3,957)
Impairment	(36,900)	4,212	(32,688)
Balance at December 31, 2019	—	—	—

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Subsequent to September 30, 2019 both charter contracts have been terminated and the two vessels are now employed in the open market. As a result an impairment loss of $32,688 has been recorded which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

COSCO Dalian was removed from the Specially Designated Nationals and Blocked Persons list on January 31, 2020.

Amortization expense of favorable lease terms for the years ended December 31, 2019, 2018 and 2017 is presented in the following table:

	December 31, 2019	December 31, 2018	December 31, 2017
Favorable lease terms charter-out	(3,957)	(255)	—
Total	$(3,957)	$(255)	$—

NOTE 9: GOODWILL

Goodwill as of December 31, 2019 and December 31, 2018 amounted to:

Balance at January 1, 2018	$1,579
Balance at December 31, 2018	$1,579
Balance at December 31, 2019	$1,579

NOTE 10: INVESTMENT IN AFFILIATES

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash which was funded with the proceeds of senior loan facility (the “Senior Loan I”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners agreed to make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the availability under the Revolving Loans I was increased by $30,000. Effective November 2014 and through the Liquidation completed in December 2019, Navios Holdings, Navios Acquisition and Navios Partners had a voting interest of 50%, 50% and 0%, respectively.

On an ongoing basis, Navios Europe I was required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan I and repayments of the Navios Revolving Loans I) according to a defined waterfall calculation.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired five vessel owning companies for an acquisition cost of approximately $84,627 in total.

As of December 31, 2019 and subsequent to the Liquidation of Navios Europe I, the Company had no exposure. As of December 31, 2018, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $27,409, which represented the Company’s carrying value of its investment of $4,750 the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $16,014, which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $6,645 which is included under “Due from related parties, short-term”. Refer to Note 17 for the terms of the Navios Revolving Loans I.

Income of $1,173 and $1,071 and a loss of $274 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2019, 2018 and 2017, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

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

As of December 31, 2019, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $51,558 (December 31, 2018: $45,115), which represented the Company’s carrying value of the investment of $6,650 (December 31, 2018: $6,650), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $28,220 (December 31, 2018: $26,445), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $16,688 (December 31, 2018: $12,020), which is included under “Due from related parties, short-term”. Refer to Note 17 for the terms of the Navios Revolving Loans II.

Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2019 was $1,775. Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2018 was $2,032. Income recognized in “Equity/ (loss) in net earnings of affiliated companies” for the year ended December 31, 2017 was $2,456.

Navios Midstream

On October 13, 2014, the Company formed Navios Midstream under the laws of Marshall Islands. Navios Maritime Midstream Partners GP L.L.C. (the “Navios Midstream General Partner”), a wholly owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest.

The Company evaluated its investment in Navios Midstream under ASC 810 and concluded that Navios Midstream was not a “VIE”. The Company further evaluated the power to control the board of directors of Navios Midstream under the voting interest model and concluded that it did maintain significant influence.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in Navios Midstream held by a common unit holder other than Navios Acquisition, Navios Midstream or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of Navios Acquisition common stock. As a result of the Merger, 3,683,284 shares of Navios Acquisition common stock were issued to former holders of NAP Public Units.

Following the completion of the Merger the results of operations of Navios Midstream are included in Navios Acquisition’s consolidated statements of operations.

For the year ended December 31, 2018 and 2017, total equity method income from Navios Midstream recognized in “Equity/ (loss) in net earnings of affiliated companies” pre-OTTI was $4,535 and $10,265, respectively. Dividends received during the year ended December 31, 2018 and 2017 were $10,053 and $21,301, respectively.

Following the results of the significant tests performed by the Company, it was concluded that on a combined basis all affiliates met the significant threshold requiring summarized financial information for all affiliated companies for the following periods. The separate consolidated financial statements and notes thereto for Navios Midstream for each of the years ended December 31, 2018 and 2017 have been incorporated by reference as part of this Annual Report on Form 20-F as a result of significance tests being met pursuant to Rule 3-09 of Regulation S-X.

	December 31, 2018
Balance Sheet	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$19,160	$27,544
Current assets	$22,732	$33,479
Non-current assets	$139,955	$195,805
Current liabilities	$83,059	$39,150
Long-term debt including current portion, net of deferred finance costs and discount	$64,818	$99,153
Non-current liabilities	$61,035	$168,195

	Year Ended December 31, 2018		Year Ended December 31, 2017
Income Statement	Navios Europe I	Navios Europe II	Navios Europe I	Navios Europe II
Revenue	$34,885	$49,870	$37,468	$38,633
Net (loss)/ income before non-cash change in fair value of Junior Loan	$(22,881)	$(12,899)	$(20,778)	$(40,921)
Net (loss)/ income	$(3,197)	$(12,169)	$9,762	$(9,086)

NOTE 11: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Creditors	$10,602	$6,266
Brokers	2,567	2,049
Professional and legal fees	2,186	4,306
Total accounts payable	$15,355	$12,621

NOTE 12: DIVIDENDS PAID AND PAYABLE

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

On January 25, 2019, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2018 of $0.30 per share of common stock of amount $4,121 which was paid on March 27, 2019 to stockholders of record as of February 27, 2019.

On May 10, 2019, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2019 of $0.30 per share of common stock of amount $4,119 which was paid on June 27, 2019 to stockholders of record as of May 29, 2019.

On July 24, 2019, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2019 of $0.30 per share of common stock of amount $4,119 which was paid on October 9, 2019, to stockholders of record as of September 25, 2019.

On November 5, 2019, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2019 of $0.30 per share of common stock of amount $4,711 which was paid on January 9, 2020, to stockholders of record as of December 17, 2019, and is included under caption “Dividends payable” on the consolidated balance sheet.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 13: ACCRUED EXPENSES

Accrued expenses as of December 31, 2019 and December 31, 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Accrued voyage expenses	$2,643	$1,067
Accrued loan interest	10,468	9,838
Accrued legal and professional fees	1,226	2,300
Total accrued expenses	$14,337	$13,205

As of December 31, 2019 and December 31, 2018 the amount of $525 and $1,970, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2018 and 2019 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2019, and as of December 31, 2018, respectively. The total amount of $4,355, $3,945and $2,805 was recorded in general and administrative expenses in the statements of operations for the years ended December 31, 2019, 2018 and 2017, respectively, comprised of compensation authorized to the directors and officers of the Company.

NOTE 14: BORROWINGS

	December 31, 2019	December 31, 2018
BNP Paribas S.A. and DVB Bank S.E.	—	51,750
Eurobank Ergasias S.A. $52,200	—	32,841
Eurobank Ergasias S.A. $52,000	28,758	31,206
Norddeutsche Landesbank Girozentrale	—	22,266
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	39,453	42,578
Ship Mortgage Notes $670,000	658,000	670,000
Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB	39,173	46,846
BNP Paribas $44,000	28,000	32,000
HSH $24,000	18,280	20,568
Term Loan B	—	197,824
HCOB $31,800	31,800	—
Deutsche Bank AG Filiale Deutschlandgeschäft	32,500	—
Total credit facilities	875,964	1,147,879
Sale and Leaseback Agreements–$71,500	62,563	—
Sale and Leaseback Agreements–$103,155	97,723	68,521
Sale and Leaseback Agreements–$15,000	14,219	—
Sale and Leaseback Agreements–$47,220	45,858	—
Sale and Leaseback Agreements–$90,811	90,811	—
Total borrowings	1,187,138	1,216,400
Less: Deferred finance costs, net	(14,638)	(11,453)
Add: bond premium	617	890
Less: current portion of credit facilities, net of deferred finance costs	(141,214)	(45,403)
Less: current portion of Sale and Leaseback Agreements, net of deferred finance costs	(31,739)	(5,561)
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$1,000,164	$1,154,873

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

In the fourth quarter of 2019, Navios Acquisition repurchased $12,000 of its ship mortgage notes for a cash consideration of $9,950 resulting in a gain on bond repurchase of $1,940 net of deferred fees written-off.

Following the acquisition of the Star N and the Hector N MR1 product tankers from Navios Europe I, the vessels were offered as collateral under its ship mortgage notes, in substitution of an amount of $25,405 that was held as cash collateral from the sale proceeds of the Nave Electron.

The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2019.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 Notes) and the exception of Navios Midstream subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.

Credit Facilities

BNP Paribas S.A. Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches was repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 repayable on the last repayment date. It bore interest at a rate of LIBOR plus 250 bps. The loan also required compliance with certain financial covenants. The outstanding amount of $50,250 was fully prepaid in April 2019.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 has been drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility was repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bore interest at a rate of LIBOR plus 275 bps and required compliance with certain financial covenants. The outstanding balance under the facility was fully prepaid in March 2019.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The maturity date of the loan is in the third and fourth quarter of 2020. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The amount of $28,758 was outstanding as of December 31, 2019, under this loan agreement.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility was repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 repayable on the last repayment date. The facility bore interest at a rate of LIBOR plus 300 bps per annum and also required compliance with certain financial covenants. The outstanding balance under the facility of $21,485 was fully prepaid in June 2019.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The maturity date of each of the tranches of the loan is in the second and third quarters of 2022. The loan also requires compliance with certain financial covenants. As of December 31, 2019, an amount of $39,453 was outstanding.

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

On March 23, 2018, Navios Acquisition prepaid $26,770, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $297 was written-off in the consolidated statement of operations. As of December 31, 2019, the outstanding balance under this facility was $39,173.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2019, the outstanding balance under this facility was $18,280.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 in aggregate, with a final balloon payment of $20,000 to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2019, an amount of $28,000 was outstanding under this facility.

In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31,800 in order to refinance one VLCC. The facility is repayable in 4 quarterly installments of $846 each with a final balloon payment of $28,416 repayable on the last repayment date. The facility matures in October 2020 and bears interest at LIBOR plus 280 bps per annum. As of December 31, 2019, an amount of $31,800 was outstanding under this facility.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In December 2019, Navios Acquisition entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $32,500 in order to finance two MR1s and one LR1 acquired from Navios Europe I. The facility is repayable in one single repayment on the last repayment date. The facility matures in June 2020 and bears interest at LIBOR plus 400 bps per annum. As of December 31, 2019, an amount of $32,500 was outstanding under this facility.

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

As of December 31, 2019 no amount was available to be drawn from the Company’s facilities.

Sale and Leaseback Agreements

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreements will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. As of December 31, 2019, the outstanding balance under this agreement was $62,563. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2,267 each, with a purchase obligation of $39,675 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2019, the outstanding balance under this agreement was $97,723.

In August, 2019, the Company entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of December 31, 2019, the outstanding balance under this agreement was $14,219.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $19,200 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2019, the outstanding balance under this agreement was $45,858.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,824 each, with a repurchase obligation of up to $25,810 in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of December 31, 2019, the outstanding balance under this agreement was $90,811.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B was set to mature on June 18, 2020 and was repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bore interest at LIBOR plus 4.50% per annum.

Amounts drawn under the Term Loan B were secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary under Navios Midstream.

In the first quarter of 2018, the Nave Galactic substituted for the Shinyo Kannika under the Term Loan B.

In March 2019, Navios Acquisition acquired the following VLCCs from Navios Midstream: Shinyo Kieran, Shinyo Saowalak, Nave Celeste and the Nave Galactic. In addition, Navios Acquisition sold to Navios Midstream the following vessels: Nave Orbit, Nave Equator, Nave Buena Suerte, Nave Ariadne, Nave Cielo, Nave Atropos, Nave Pulsar, Nave Equinox, Nave Pyxis and Bougainville. The vessels that were sold from Navios Midstream were released as collaterals from Term Loan B and were replaced by the ones acquired, whereas the vessels sold from Navios Acquisition were released as collaterals from ship mortgage notes and were replaced by the ones acquired.

On June 26, 2019, Navios Midstream acquired from Navios Acquisition the Nave Velocity, offered as collateral under the Term Loan B, in substitution of an equivalent amount of cash collateral that was previously retained as restricted cash.

In October 2019, Navios Acquisition fully prepaid its Term Loan B facility.

As of December 31, 2019, there was no outstanding balance under the Term Loan B. As of December 31, 2018, the outstanding balance of the Term Loan B was $197,824.

The maturity table below reflects the principal payments of all notes, credit facilities and the Financing arrangements outstanding as of December 31, 2019 for the next five years and thereafter are based on the repayment schedule of the respective financing arrangements (as described above) and the outstanding amount due under the 2021 Notes.

December 31, 2019
Long-Term Debt Obligations:
Year
December 31, 2020	175,302
December 31, 2021	734,774
December 31, 2022	76,171
December 31, 2023	38,970
December 31, 2024	67,268
December 31, 2025 and thereafter	94,653
Total	$1,187,138

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The financing arrangements include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity at the higher of $40,000 or $1,000 per vessel; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time until December 31, 2019 to be ranging from a maximum of 80% to 85%. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security or prepay part of the facility, to prevent such an event.

As of December 31, 2019, the Company was in compliance with its covenants.

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

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written-off and/or reserved.

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

	December 31, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$43,561	$43,561	$44,009	$44,009
Restricted cash	$490	$490	$2,600	$2,600
Accounts receivable	$34,235	$34,235	$25,100	$25,100
Accounts payable	$15,355	$15,355	$12,621	$12,621
Ship mortgage notes and premium	$653,614	$527,005	$663,399	$511,331
Other long-term debt, net of deferred finance costs	$519,503	$529,138	$542,438	$535,519
Due from related parties, long-term	$42,878	$42,878	$58,016	$58,016

Fair Value Measurements

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, is as follows:

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2019 and December 31, 2018.

	Fair Value Measurements at December 31, 2019 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$43,561	$43,561	$—	$—
Restricted cash	$490	$490	$—	$—
Accounts receivable	$34,235	$34,235	$—	$—
Accounts payable	$15,355	$15,355	$—	$—
Ship mortgage notes and premium	$527,005	$527,005	$—	$—
Other long-term debt(1)	$529,138	$—	$529,138	$—
Due from related parties, long-term(2)	$42,878	$—	$42,878	$—

	Fair Value Measurements at December 31, 2018 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$44,009	$44,009	$—	$—
Restricted cash	$2,600	$2,600	$—	$—
Accounts receivable	$25,100	$25,100	$—	$—
Accounts payable	$12,621	$12,621	$—	$—
Ship mortgage notes and premium	$511,331	$511,331	$—	$—
Other long-term debt(1)	$535,519	$—	$535,519	$—
Due from related parties, long-term(2)	$58,016	$—	$58,016	$—

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

NOTE 16: LEASES

Chartered-out:

The future minimum contractual lease income (charter-out rates are presented net of commissions) is as follows:

Amount
2020	$145,750
2021	82,420
2022	55,391
2023	34,972
2024	35,067
Thereafter	37,175
Total minimum lease revenue, net of commissions	$390,775

Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

Management fees: Pursuant to the management agreement with the Manager (the “Management Agreement”) dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC, through May 2020.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement also covers vessels acquired in the Merger.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition management fees are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the Management Agreement as amended in December 2019, management fees are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR1 product tanker; and (b) $7.23 per day per LR1 product tanker vessel. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Drydocking expenses are reimbursed at cost for all vessels.

For the years ended December 31, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $18,207 and $0, respectively, and are presented under “Acquisition of vessels/ Vessels additions” in the condensed Consolidated Statements of Cash Flows. (Please refer to Note 7)

Total management fees for each of the years ended December 31, 2019, 2018 and 2017 amounted to $107,748, $94,019 and $94,973, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager, until May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement covered the vessels acquired.

In August 2019, Navios Acquisition extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

For each of the years ended December 31, 2019, 2018 and 2017 the expense arising from administrative services rendered by the Manager amounted to $11,101, $8,883 and $9,000, respectively.

Balance due from related parties (excluding Navios Europe I, Navios Europe II): Balance due from related parties as of December 31, 2019 and December 31, 2018 was $14,658 and $15,818, respectively, and included the short-term and long-term amounts due from the Manager. The balances mainly consisted of working capital deposits, in accordance with the Management Agreement.

Balance due to related parties, short-term: Amounts due to related parties, short-term as of December 31, 2019 and December 31, 2018 were $32,150 and $12,029, respectively, and mainly consisted of payables to the Manager.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Please refer to Navios Midstream under Note 10 “Investment in Affiliates”.

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

Following the Liquidation of Navios Europe I, the balance due from Navios Europe I as of December 31, 2019 was $0. The balance due from Navios Europe I as of December 31, 2018 was $22,659 which included the Navios Revolving Loans I of $11,770, the non-current amount of $4,244 related to the accrued interest income earned under the Navios Term Loans I under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans I of $6,645 under the caption “Due from related parties, short-term.”

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 10 for the Investment in Navios Europe II.

Balance due from Navios Europe II as of December 31, 2019 was $44,908 (December 31, 2018: $38,465) which included the Navios Revolving Loans II of $20,662 (December 31, 2018: $20,662), the non-current amount of $7,558 (December 31, 2018: $5,783) related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16,688 (December 31, 2018: $12,020) under the caption “Due from related parties, short-term.”

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 18% per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates. As of December 31, 2019, the amount undrawn under the Navios Revolving Loans II was $4,503, of which Navios Acquisition may be required to fund an amount ranging from $0 to $4,503.

NOTE 18: COMMITMENTS AND CONTINGENCIES

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase  options for two newbuild Japanese VLCCs delivering in the third and fourth quarter of 2020, respectively. In the first quarter of 2019, Navios Acquisition exercised its option for a third Japanese VLCC newbuilding under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the third quarter of 2021.

The future minimum commitments as of December 31, 2019 of Navios Acquisition under its charter-in agreement for vessels delivery are as follows:

Amount
Lease Obligations (Time Charters) for vessels to be delivered:
Year
December 31, 2020	2,107
December 31, 2021	19,511
December 31, 2022	25,076
December 31, 2023	25,076
December 31, 2024	25,144
December 31, 2025 and thereafter	204,198
Total	$301,112

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

NOTE 19: PREFERRED AND COMMON STOCK

Preferred Stock

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement, Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation. On February 7, 2019, all of the outstanding Series C convertible Preferred Stock of Navios Acquisition was converted into 511,733 shares of common stock. As of December 31, 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

As of December 31, 2018 the Company’s issued and outstanding preferred stock consisted of the 1,000 Series C Convertible Preferred Stock.

On February 7, 2019, all of the outstanding Series C convertible preferred shares of Navios Acquisition were converted into 511,733 shares of common stock of Navios Acquisition. As of December 31, 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

Common Stock and Puttable Common Stock

The Board of Directors of Navios Acquisition previously approved 1-for-15 reverse stock split of its issued and outstanding shares of common stock and on November 9, 2018, the reverse stock split was approved by Navios Acquisition’s stockholders. The reverse stock split was effective on November 14, 2018 and the common stock commenced trading on such date on a split adjusted basis. Please refer to Note 2.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. As of December 31, 2019, the Company had repurchased and cancelled 735,251 shares of common stock, at a total cost of approximately $7,493. The program expired in February 2020.

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

Equity Offering

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 and offering costs of $957, amounted to $13,368.

Continuous Offering Program

On November 29, 2019, as further updated on December 23, 2019 to provide for Navios Acquisition’s replacement of its expiring universal shelf, Navios Acquisition entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Acquisition may issue and sell from time to time through the sales agent shares of common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2019, Navios Acquisition had issued 270,020 shares of common stock and received net proceeds of $2,099.

As of December 31, 2019, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 15,873,391 were issued and outstanding.

Stock based compensation

During 2019, the Company did not authorized and issue restricted shares of common stock to its directors and officers.

2018

In December 2018, Navios Acquisition authorized and issued in the aggregate 129,269 restricted shares of common stock to its directors and officers. These awards of restricted common stock are based on service conditions only and vest over four years.

The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the stock-holders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $5.36 per share (or total fair value of $693).

Compensation expense is recognized based on a graded expense model over the vesting period.

The effect of compensation expense arising from the stock-based arrangement described above was $355, $12 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2019.

Restricted shares outstanding which have not vested were 96,952 shares as of December 31, 2019.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $327 as of December 31, 2019 and is expected to be recognized over the weighted average time to vest of 3.0 years.

2017

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

The effect of compensation expense arising from the stock-based arrangement described above was $554, $1,064 and $57 for the year ended December 31, 2019, 2018 and 2017 respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net (loss)/ income to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired during the year ended December 31, 2019.

Restricted shares outstanding and not vested were 59,162 shares as of December 31, 2019.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $419 as of December 31, 2019 and is expected to be recognized over the weighted average time to vest of 2.0 years.

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

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Asia	$211,070	$118,176	$140,177
Europe	33,077	28,547	34,653
United States	35,970	41,223	52,458
Total Revenue	$280,117	$187,946	$227,288

NOTE 21: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Net loss for the years ended December 31, 2019, 2018 and 2017 was adjusted for the purposes of loss per share calculation, the restricted common stock and for the undistributed income that is attributable to the Series C Convertible Preferred Stock.

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Numerator:
Net loss	$(65,441)	$(86,373)	$(78,899)
Less:
Dividend declared on restricted shares	(253)	(172)	(89)
Undistributed (income)/ loss attributable to Series C participating preferred shares	(13)	4,312	3,835
Net loss attributable to common stockholders, basic	$(65,707)	$(82,233)	$(75,153)
Plus:
Net loss attributable to common stockholders, diluted	$(65,707)	$(82,233)	$(75,153)
Denominator:
Denominator for basic net loss per share — weighted average shares	13,823,754	9,784,507	10,027,469
Denominator for diluted net (loss)/ income per share — adjusted weighted average shares	13,823,754	9,784,507	10,027,469
Net loss per share, basic	$(4.75)	$(8.40)	$(7.50)
Net loss per share, diluted	$(4.75)	$(8.40)	$(7.50)

Potential common shares of 368,687 for the year ended December 31, 2019 (which includes stock options and shares of restricted common stock), 732,769 for the year ended December 31, 2018, 617,843, for the year ended December 31, 2017 (which includes Series C Preferred Stock, stock options and restricted shares) have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

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

The amount included in Navios Acquisition’s statements of operations for each of the years ended December 31, 2019, 2018 and 2017, related to the Greek Tonnage tax was $897, $938 and $616, respectively.

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

NAVIOS MARITIME ACQUISITION CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 23: SUBSEQUENT EVENTS

On January 22, 2020, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2019 of $0.30 per share of common stock which will be paid on April 7, 2020 to stockholders of record as of March 5, 2020.