Form 20-F/A
period 2019-12-31
Navios Maritime Acquisition CORP
filed 2020-03-10
CIK 1437260

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY STATEMENT

This Amendment No. 1 on Form 20-F/A has been filed by Navios Maritime Acquisition Corporation (the “Company”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on March 6, 2020, with the U.S. Securities and Exchange Commission (the “SEC”). The purpose of this Amendment No. 1 is to correct a typographical error under Item 18 in the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., and in Exhibit 15.2, where in each case the symbol for conformed signature (“/s/”) was missing.

In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 18. Financial Statements and Item 19. Exhibits. This Amendment No. 1 does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Form 20-F, including the previously reported consolidated financial statements. This Amendment No. 1 speaks as of the original filing date of the Form 20-F, and does not reflect events that may have occurred subsequent to the date the Form 20-F was filed with the SEC.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date. In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F. No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment No. 1 from the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-46 and are filed as part of this annual report.

Item 19. Exhibits

Exhibit	Description

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010 and hereby incorporated by reference)

1.2	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 10, 2011, and hereby incorporated by reference)

1.3	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 14, 2018, and hereby incorporated by reference)

1.4	By-laws of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to the Navios Maritime Acquisition Corporation Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

2.1	Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock of Navios Maritime Acquisition Corporation, as filed with the Registrar of Companies of The Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 12, 2011, and hereby incorporated by reference)

2.2	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018 and hereby incorporated by reference)

2.3	Form of Certificate of Designation, Preferences and Rights in respect of the Series E Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018, and hereby incorporated by reference)

2.4	Indenture dated November 13, 2013, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., the Guarantors thereto and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on December 9, 2013, and hereby incorporated by reference)

2.5	First Supplemental Indenture dated January 8, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Lefkada Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.6	Second Supplemental Indenture dated February 20, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Navios Acquisition Europe Finance Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.7	Third Supplemental Indenture dated March 31, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)

2.8	Fourth Supplemental Indenture dated May 28, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Leros Shipping Corporation, Kimolos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 12, 2014, and hereby incorporated by reference)

2.9	Fifth Supplemental Indenture dated December 4, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Samos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 30, 2015, and hereby incorporated by reference)

2.10	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Delos Shipping Corporation, Tilos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

2.11	Specimen Unit Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.12	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)

2.13	Description of the rights of each class of securities registered under Section 12 of the Exchange Act (Previously filed as an exhibit to an Annual Report on Form 20-F filed by Navios Acquisition on March 6, 2020, and hereby incorporated by reference)

4.1	Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)

4.2	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.3	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)

4.4	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

4.5	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)

4.6	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)

4.7	Form of Management Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

4.8	First Amendment to Management Agreement, dated October 17, 2016, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Midstream on October 27, 2016 and hereby incorporated by reference)

4.9	Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.10	Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)

4.11	Form of Administrative Services Agreement, between Navios Maritime Midstream Partners L.P. and Navios Tankers Management Inc. (Previously filed as an exhibit to Navios Midstream’s Registration Statement on Form F-1, as amended (File No. 333-199235) and hereby incorporated by reference)

4.12	Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.13	Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)

4.14	Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)

4.15	Credit Agreement, dated April 7, 2010, among certain vessel-owning subsidiaries and Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.16	Credit Agreement, dated April 8, 2010, among certain vessel-owning subsidiaries of and DVB Bank SE and Fortis Bank (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)

4.17	Facility Agreement for $52.2 million term loan facility, dated October 26, 2010, among Folegandros Shipping Corporation, Serifos Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 9, 2010, and hereby incorporated by reference)

4.18	Facility Agreement for $52.0 million term loan facility, dated December 6, 2010, among Rhodes Shipping Corporation, Crete Shipping Corporation and EFG Eurobank Ergasias S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 12, 2012, and hereby incorporated by reference)

4.19	Facility Agreement for up to $28.1 million term loan facility, dated December 29, 2011, between Antipsara Shipping Corporation and Norddeutsche Landesbank Girozentrale (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

4.20	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)

4.21	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, among certain vessel-owning subsidiaries, Wilmington Trust (London) Limited, Deutsche Bank AG Filiale Deutschlandgeschaft and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 13, 2015, and hereby incorporated by reference)

4.22	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)

4.23	Loan Agreement for up to $70.0 million, dated September 19, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 21, 2016, and hereby incorporated by reference)

4.24	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)

4.25	Credit Agreement for $205.0 million term loan facility, dated June 18, 2015, among Navios Midstream Partners L.P., Navios Maritime Midstream Partners Finance (US) Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith, Credit Suisse Securities (USA) LLC, S. Goldman Advisors, LLC, ABN Amro Capital USA LLC and DVB Capital Markets LLC (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

4.26	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)

4.27	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)

4.28	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)

4.29	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners LP and Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by on March 17, 2015, and hereby incorporated by reference)

4.30	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)

4.31	Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)

4.32	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)

4.33	Fifth Amendment to the Management Agreement, dated as of May 3, 2018, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018, and hereby incorporated by reference)

4.34	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)

4.35	Amendment No. 2 to Administrative Services Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)

4.36	Loan Agreement, dated October 8, 2019, among Lefkada Shipping Corporation, as borrower, the lenders party thereto, and Hamburg Commercial Bank AG as agent, mandated lead arranger and security trustee (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.37	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.38	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.39	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.40	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

4.41	Continuous Offering Program Sales Agreement, dated as of December 23, 2019, by and between Navios Maritime Acquisition Corporation and S. Goldman Capital LLC (Previously filed as an exhibit to an Annual Report on Form 20-F filed by Navios Acquisition on March 6, 2020, and hereby incorporated by reference).

8.1	List of subsidiaries (Previously filed as an exhibit to an Annual Report on Form 20-F filed by Navios Acquisition on March 6, 2020, and hereby incorporated by reference).

12.1	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification by principal executive officer and principal financial officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +

15.1	Consent of PricewaterhouseCoopers S.A.*

15.2	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.3	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

15.4	Financial Statements of Navios Maritime Midstream Partners for the fiscal years ended December 31, 2018, 2017 and 2016 (Previously filed as Exhibit 15.3 to an Annual Report on Form 20-F filed by Navios Acquisition on April 19, 2019, and hereby incorporated by reference).

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to the Consolidated Financial Statements as blocks of text.

*	Filed herewith.
+	Furnished herewith.

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: March 9, 2020

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

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