Form 20-F
period 2020-12-31
Navios Maritime Acquisition CORP
filed 2021-04-28
CIK 1437260

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

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

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:         None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:       None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,559,481 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Item 17 □	Item 18 □

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Table of Contents	1

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

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our ability to repay outstanding indebtedness, including the 2021 Notes (as defined herein) and,/or to fulfill other financial obligations, or to obtain additional financing;
•	our ability to maintain or develop new and existing customer relationships with major refined product importers and exporters, major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels;
•	our ability to successfully grow our business, our ability to identify and consummate desirable acquisitions, joint ventures or strategic alliances, business strategy, areas of possible expansion and our capacity to manage our expanding business;
•	future levels of cash flow and levels of dividends, as well as our future cash dividend policy;
•	our future opening and financial results, including the amount of hire and profit share that we may receive;
•	tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand;
•	our ability to take delivery of, integrate into our fleet, and employ any secondhand vessels we may acquire or newbuildings we may order in the future and the ability of sellers and shipyards to deliver vessels on a timely basis;
•	the aging of our vessels and resultant increases in operation and drydocking costs;
•	the ability of our vessels to pass classification inspection and vetting inspections by oil majors;
•	significant changes in vessel performance, including increased vessel breakdowns;
•	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;

•	our ability to obtain replacement charters for our vessels at commercially acceptable rates or at all;

•	changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors;
•	potential liability from litigation and our vessel operations, including discharge of pollutants;
•	our track record, and past and future performance, in safety, environmental and regulatory matters;
•	global economic outlook and growth and changes in general economic and business conditions, including the global impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;

•	public health threats, such as the COVID-19, influenza and other highly contagious diseases or viruses;

•	general domestic and international political conditions, including wars, acts of piracy and terrorism;
•	changes in production of or demand for oil and petroleum products, either globally or in particular regions;
•	increases or decreases in domestic or worldwide oil consumption;
•	changes in the standard of service or the ability of our technical manager to be approved as required;
•	increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

Table of Contents	2

•	the adequacy of our insurance arrangements and our ability to obtain insurance and required certifications;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
•	changes to the regulatory requirements applicable to the shipping and oil transportation industry, including, without limitation, stricter requirements adopted by international organizations, such as the International Maritime Organization (the “IMO”) and the European Union (sometimes referred to as the “EU”), or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;
•	potential liability and costs due to environmental, safety and other incidents involving our vessels;
•	the effects of increasing emphasis on environmental and safety concerns by customers, governments and others, as well as changes in maritime regulations and standards;
•	our ability to retain key executive officers;
•	our ability to leverage to our advantage both Navios Tankers Management Inc. (the “Manager”) and Navios Maritime Holdings Inc. (“Navios Holdings”) relationships and reputation in the shipping industry; and

•	other factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

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

The forward-looking statements are inherently subject to significant uncertainties and contingencies, many of which are beyond our control and many of which have been, and may further be, exacerbated by the COVID-19 pandemic. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

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

Navios Maritime Acquisition Corporation (sometimes referred to herein as “Navios Acquisition,” the “Company,” “we” or “us”) was incorporated in the Republic of the Marshall Islands on March 14, 2008 (refer to Item 4. Information on the Company).

Navios Acquisition’s selected historical financial information and operating results for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 is derived from the audited consolidated financial statements of Navios Acquisition. The selected consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2017 and December 31, 2016, and the consolidated balance sheets data as of December 31, 2018, 2017 and 2016, have been derived from our audited consolidated financial statements which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, and other financial information included elsewhere in this Annual Report. The selected consolidated financial data is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S.

generally accepted accounting principles (“U.S. GAAP”). The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

Table of Contents	3

Statement of Income Data
(In thousands of U.S. dollars except per share and vessel data)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016
Revenue	$361,438	$280,117	$187,946		$227,288		$290,245
Time charter and voyage expenses	(17,820)	(22,690)	(31,593)		(21,919)		(4,980)
Direct vessel expenses	(14,119)	(10,132)	(7,656)		(4,198)		(3,567)
Vessel operating expenses (management fees entirely through related party transactions)	(127,611)	(107,748)	(94,019)		(94,973)		(97,866)
General and administrative expenses	(22,097)	(21,689)	(18,569)		(13,969)		(17,057)
Depreciation and amortization	(66,629)	(67,892)	(56,307)		(56,880)		(57,617)
(Loss)/ gain on sale of vessels and Impairment loss	(17,168)	(36,731)	25		—		11,749
Gain on debt repurchase	15,786	1,940	—		—		—
Interest income	32	7,717	7,998		10,042		4,767
Interest expense and finance cost	(82,278)	(91,442)	(77,975)		(76,438)		(75,987)
Bargain purchase gain	—	—	68,951		—		—
Equity/ (loss) in net earnings of affiliated companies (including OTTI loss and loss on revaluation of existing interest)	—	2,948	(61,284)		(46,657)		15,499
Other income	341	1,335	28		82		377
Other expense	(2,266)	(1,174)	(3,918)		(1,277)		(2,685)
Net income/ (loss)	$27,609	$(65,441)	$(86,373)		$(78,899)		$62,878
Net (income)/ loss per share, basic	$1.71	$(4.75)	$(8.40)	(2)	$(7.50)	(2)	$6.00	(2)
Net (income)/ loss per share, diluted	$1.70	$(4.75)	$(8.40)	(2)	$(7.50)	(2)	$6.00	(2)

Balance Sheet Data (at period end)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year ended December 31, 2018		Year ended December 31, 2017		Year ended December 31, 2016
Current assets, including cash	$140,605	$114,008	$103,978		$119,733		$107,282
Vessels, net	$1,286,378	$1,348,251	$1,383,605		$1,250,043		$1,306,923
Total assets	$1,568,997	$1,555,955	$1,627,384		$1,572,781		$1,703,619
Long-term debt, including current portion, net of premium and deferred finance costs	$1,076,587	$1,173,117	$1,205,837		$1,065,369		$1,095,938
Total Stockholders’ equity	$329,857	$313,852	$380,352	(2)	$462,475	(2)	$572,931	(2)
Puttable common stock	$—	$—	$—		$—		$2,500
Common stock	$2	$2	$1	(2)	$1	(2)	$1	(2)
Number of shares	16,559,481	15,873,391	13,280,927	(2)	10,140,527	(2)	10,038,866	(2)
Dividends declared/ paid	$15,320 /19,204	$17,070/ 12,359	$12,213		$31,614		$31,682
Cash Flow Data
Net cash provided by / (used in) operating activities	$112,616	$29,244	$(38,709	) (1)	$45,968	(1)	$92,721	(1)
Net cash (used in)/ provided by investing activities	$(41,023)	$4,027	$79,813		$52,378		$43,505
Net cash used in financing activities	$(74,287)	$(35,829)	$(80,953	)(1)	$(68,546	)(1)	$(141,213	)(1)
Cash dividends declared per common share	$0.95	$1.20	$1.20	(2)	$3.0	(2)	$3.0	(2)
Fleet Data:
Vessels at end of period	51	46	41		36		36

(1)	Net cash provided by/ (used in) operating activities and net cash used in financing activities presented in this table have been revised to reflect the adoption of ASU 2016-18.
(2)	All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the financial statements, in accordance with Staff Accounting Bulletin Topic 4C, have been retroactively adjusted to reflect the reverse split, effected in November 2018, for all periods presented.
B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Table of Contents	4

RISK FACTORS

The following factors should be considered carefully in evaluating whether to purchase our securities. These factors should be considered in conjunction with any other information included or incorporated by reference herein, including in conjunction with forward-looking statements made herein.

Risks Related to Our Indebtedness

•	Our 2021 Notes (as defined herein) maturity and our working capital deficit raise substantial doubt about our ability to continue as a going concern.
•	We have substantial indebtedness and may incur substantial additional indebtedness, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make debt service payments.
•	The agreements and instruments governing our indebtedness and other obligations do or will contain restrictions, limitations and obligations that could significantly impact our ability to operate our business and adversely affect our stockholders.
•	Our ability to generate the significant amount of cash needed to service our other indebtedness and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.
•	We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), which can affect our profitability, earnings and cash flow.
•	Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
•	We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our notes.

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, to finance any planned growth, and such financing may not be available.

Risks Relating to the Shipping Industry and the Operation of our Vessels

•	The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.
•	Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.
•	An oversupply of tanker vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.
•	Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.
•	A number of third party owners have ordered so-called modern vessels, which can offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for certain of our existing older vessels and expose us to lower vessel utilization and/or decreased charter rates.
•	A number of third party owners have ordered exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce sulphur emissions from fuel burned at sea, which may offer substantial bunker savings as compared to vessels without. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for certain of our existing vessels and expose us to lower vessel utilization and/or decreased charter rates.
•	Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.
•	Charter rates in the crude oil tankers sector in which we operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.
•	Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.
•	Delays in deliveries of second-hand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.
•	Delays in deliveries of any newbuilding vessels we may contract to acquire or order in the future, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings, could harm our operating results and lead to the termination of any related charters.
•	Certain vessels in our fleet are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.
•	Our growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.
•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Table of Contents	5

•	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
•	If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.
•	We may face unexpected maintenance costs, which could materially adversely affect our business, financial condition and results of operations.
•	Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
•	The market values of tanker vessels have declined from historically high levels and may fluctuate significantly, which could cause us to breach covenants in our credit facilities, result in the foreclosure of certain of our vessels, limit the amount of funds that we can borrow and adversely affect our ability to purchase new vessels and our operating results. Depressed vessel values could also cause us to incur impairment charges.
•	Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.
•	The crude oil, product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.
•	A decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
•	The employment of our vessels could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of our charter agreements with all of our tanker vessels.
•	We depend on significant customers for part of our revenue. Charterers may terminate or default on their obligations to us, which could materially adversely affect our results of operations and cash flow, and breaches of the charters may be difficult to enforce.
•	We are subject to inherent operational risks that may not be adequately covered by our insurance. If we experience a catastrophic loss and our insurance is not adequate to cover such loss, it could lower our profitability and be detrimental to operations.
•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
•	We are subject to various laws, regulations, and international conventions, particularly environmental and safety requirements, that could require significant expenditures both to maintain compliance with such requirements and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident, which could affect our cash flows and net income.
•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
•	We are subject to vessel security regulations and we incur costs to comply with adopted regulations. We may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.
•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions/authorities.
•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.
•	A failure to pass inspection by classification societies could result in our vessels becoming unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
•	The operation of ocean-going vessels entails the possibility of marine disasters, including damage or destruction of a vessel due to accident, the loss of a vessel due to piracy, terrorism or political conflict, damage or destruction of cargo and similar events that are inherent operational risks of the tanker industry and may cause a loss of revenue from affected vessels and damage to our business reputation and condition, which may in turn lead to loss of business.
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
•	Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
•	Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.
•	Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.
•	Disruptions in global financial markets and the resulting governmental action, political and governmental instability, terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis, could have a material adverse impact on our results of operations, financial condition and cash flows.
•	Our financial and operating performance may be adversely affected by the ongoing COVID-19 pandemic. .
•	As international tankers companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.
•	Labor interruptions and problems could disrupt our business.
•	Our right to be indemnified against certain damages may be inadequate.

Table of Contents	6

 Risks Related to Our Relationship with the Manager

•	We are dependent on the Manager for the technical, commercial, administrative and technical management of our fleet.
•	Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”), and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.
•	The loss of key members of our senior management team could disrupt the management of our business.
•	Navios Holdings, our affiliate and a greater than 5% holder of our common stock, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors collectively own a substantial interest in us, and, as a result, may influence certain actions requiring stockholder vote.

Risks Related to Our Common Stock and Capital Structure

•	We are incorporated in the Republic of the Marshall Islands, a country that does not have a well-developed body of corporate law, which may negatively affect the ability of public stockholders to protect their interests.
•	We are incorporated under the laws of the Marshall Islands and our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management based on U.S. laws in the event you believe your rights as a stockholder have been infringed, it may be difficult to enforce judgments against us, our directors or our management.
•	Since we are a foreign private issuer, we are not subject to certain SEC regulations that companies incorporated in the United States would be subject to.
•	Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
•	Registration rights held by our initial stockholders and others may have an adverse effect on the market price of our common stock.
•	The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Tax Risks

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
•	We may have to pay tax on United States source income, which would reduce our earnings.
•	Actions taken by our shareholders could result in our being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.
•	Other Tax Jurisdictions

Risks Related to Our Indebtedness

Our 2021 Notes maturity and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2020, Navios Acquisition’s current assets totaled $140.6 million, while current liabilities totaled $805.9 million, resulting in a negative working capital position of $665.3 million, primarily related to the classification as current of the $602.6 million of 2021 Notes (as defined herein) which mature on November 15, 2021, and balloon payments due under its credit facilities and the financial liabilities under the sale and leaseback transactions.

To date, Navios Acquisition sold three vessels, entered into agreements to sell another six vessels. In addition, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer.

The Company intends to fund its working capital requirements and capital commitments via cash at hand, cash flows from operations, long term borrowings, proceeds from its on-going continuous offering program and other equity offerings, and proceeds from sale of assets. Although the Company is currently attempting to refinance the outstanding amount of its 2021 Notes and has also engaged in discussions with the holders of its 2021 Notes, the successful completion of the attempts described above, including potential refinancing, sales or other action, are dependent on factors outside the Company’s control and there can be no assurance it will be successful in such attempts or that any such attempts will be consummated on terms satisfactory to us, or at all. Therefore there is substantial doubt over the Company’s ability to continue as a going concern for the 12-month period from the date its consolidated financial statements were issued.

Table of Contents	7

The consolidated financial statements included in this report have been prepared assuming that Navios Acquisition will continue as a going concern and, therefore do not include any adjustments that might result from the outcome of these uncertainties.

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

Because of our substantial indebtedness:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes may be impaired in the future;
•	if new debt is added to our debt levels after vessel acquisitions, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;
•	we will be exposed to the risk of increased interest rates because our borrowings under the credit facilities will be at variable rates of interest;
•	It may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;
•	we may be more vulnerable to general adverse economic and industry conditions;
•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;
•	our ability to refinance indebtedness may be limited or the associated costs may increase; and
•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Table of Contents	8

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

Table of Contents	9

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

Our credit facilities mature on various dates through 2027, our 2021 Notes (as defined herein) mature on November 15, 2021. In addition, borrowings under certain of the credit facilities have amortization requirements prior to final maturity. In October and November 2019 Navios Acquisition repurchased a total of $12.0 million of its 2021 Notes (as defined below) from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million. During the year ended December 31, 2020, Navios Acquisition repurchased $55.4 million of its ship mortgage notes for cash consideration of $39.4 million. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of indebtedness and the indebtedness incurrence restrictions imposed by the agreements governing our indebtedness, as well as prevailing market conditions.

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

We are exposed to volatility in the London Interbank Offered Rate (“LIBOR”), which can affect our profitability, earnings and cash flow.

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

Table of Contents	10

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicated that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is unclear if at that time new methods of calculating LIBOR will be established such that it continues to exist after 2021. On November 30, 2020, the administrator of LIBOR, the ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from the December 31, 2021 deadline, but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process.

The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements that utilize LIBOR as a factor in determining the interest rate. In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as on our cash flows, including cash available for distributions to our shareholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, the Cayman Islands, Hong Kong and certain other countries other than the United States, and we conduct operations in countries around the world. Our business will be operated primarily from our offices in the Cayman Islands. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

Table of Contents	11

Risks Relating to the Shipping Industry and the Operation of our Vessels

The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.

Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping oil and oil products. However, the past several years were marked by a major economic slowdown, the rise and continued expansion of shale oil production in the U.S. and extreme volatility that has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States (sometimes referred to as the “U.S.”), the future economic growth of China, Brazil, Russia, India and other emerging markets and changing oil production and consumption patterns due to efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for product and crude tankers going-forward. Charter rates for both crude and product tankers rose at the end of 2019, due to the global economic expansion, declines in inventories of crude and products and the implementation of the International Maritime Organization’s low sulphur bunkering requirement starting on January 1, 2020 (IMO 2020). The Baltic Dirty Tanker Index (“BDTI”) for crude tanker earnings hit a ten year high in October 2019 and remained elevated through April 2020. The Baltic Clean Tanker Index (“BCTI”) for product tanker earnings hit an all time high in April 2020 as COVID-19 lockdowns caused oil prices to plummet and demand for storage for unneeded crude and products to soar in April 2020. However, both the BDTI and BCTI declined since then because of reduced demand due to the pandemic. If oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries (“OPEC”) significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Historically, the crude oil and product markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The past global financial crisis, the continuing U.S. shale production expansion and the ongoing COVID-19 pandemic response has intensified this unpredictability.

The factors that influence demand for tanker capacity include:

•	demand for and supply of liquid cargoes, including petroleum and petroleum products and any differences in supply and demand between regions;
•	developments in international trade;
•	waiting days in ports;
•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;
•	environmental and other legal and regulatory developments, including the adoption of any limits on CO2 emissions or the consumption of carbon-based fuels due to climate change agreements or protocols;
•	global and regional economic conditions, including the global impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;
•	the distance chemicals, petroleum and petroleum products are to be moved by sea;
•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;
•	competition from alternative sources of energy;
•	armed conflicts and terrorist activities;
•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;
•	political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;
•	embargoes and strikes;
•	global or local health related issues including disease outbreaks or pandemics, such as the COVID-19 pandemic;
•	domestic and foreign tax policies.

Table of Contents	12

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	port or canal congestion, closure or blockage;
•	the number of vessels that are used for storage or as floating storage offloading service vessels;
•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;
•	availability of financing for new or second hand tankers;
•	the phasing out of single-hull tankers due to legislation and environmental concerns;
•	the price of steel;

•	the number of vessels that are out of service;
•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
•	environmental concerns and regulations, including ballast water management, low sulphur fuel consumption regulations and reductions in CO2 emissions.

Furthermore, the extension of refinery capacity in China, India and particularly the Middle East through 2020 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulphur reduction rules and closure of refineries due to the pandemic should increase trade in refined oil products.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The consequences any future global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 8% at the beginning of April 2021. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Table of Contents	13

Spot market rates for tanker vessels are highly volatile and may decrease in the future, which may materially adversely affect our earnings in the event that our vessels are chartered in the spot market.

We may deploy at least some of our product tankers, chemical tankers and Very Large Crude Carriers (“VLCCs”) in the spot market directly or in pools. Although spot chartering is common in the product, chemical, tanker and VLCC sectors, product tankers, chemical tanker and VLCC charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. World oil demand is influenced by many factors, including international economic activity (including reactions to any economic or health crises); geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, spot charter hire rates are at or below operating costs for most vessel sizes but there is no assurance that the crude oil, product and chemical tanker charter market will rise over the next several months or will not decline further. A decrease in spot rates may decrease the revenues and cash flow we derive from vessels employed in pools or on index linked charters. Such volatility in pool or index linked charters may be mitigated by any minimum rate due to us that we negotiate with our charterers.

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

The market supply of tankers is affected by a number of factors, such as demand for energy resources and primarily oil and petroleum products, level of charter hire rates, asset and newbuilding prices, availability of financing as well as overall economic growth, and has been increasing as a result of the delivery of substantial newbuilding orders over the last few years. We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 8% as of the beginning of April 2021. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If such a reduction occurs, we may only be able to recharter our vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Table of Contents	14

Increasing energy self-sufficiency in the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

According to the 2021 Annual Energy Outlook published in January 2021 by the US Energy Information Agency (“EIA”): The United States is both an importer and exporter of petroleum liquids, importing mostly heavy crude oil and exporting mostly light crude as well as petroleum products such as gasoline and diesel. Even though product exports in 2020 were lower than previous years, the AEO2021 Reference case projects relatively high levels of exports for petroleum and other liquids exports through 2050. These high exports levels are primarily a result of less consumption of liquid fuels in the US and, to a lesser extent, because domestic crude oil cannot be processed economically and is more valuable when exported. Net exports of petroleum and other liquids hold steady in the Reference case and stay in a similar range for the rest of the projection period to 2050 averaging over 1.3 million barrels per day (“MBPD”) of net exports. Similarly in the annual World Energy Outlook (October 2020), the International Energy Agency (“IEA”) forecast that U.S. crude oil output will rise to 19.0 MBPD by 2040 from 17.2 MBPD in 2019 while Saudi Arabia increases production from 11.8 MBPD in 2019 to 14.1 MBPD in 2040, making the U.S. the world’s largest oil producer from now until 2040 ahead of both Saudi Arabia and Russia. North, Central and South America will increase oil net exports by 7.0 MBPD in 2030 (77% of the increase in net exports). China, India and Other Asia will increase net oil imports by 7.2 MBPD in 2030 (95% of the increase in net imports) which will continue the trend of shipping more Atlantic basin oil to China, India and Other Asian countries.

In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 68% in 2008 according to BP’s 2020 Statistical Review and stood at 47% for 2019. EIA statistics for 2020 show that U.S. crude oil imports fell 14% to an average of 5.9 MBPD under the 6.8 MBPD for 2019, and the average imports are still below the June 2005 peak of 10.8 MBPD. EIA statistics note that U.S. crude oil exports have risen steadily since the ban on exports was lifted in 2015 reaching an all-time high of 3.7 MBPD in February 2020 and stood at 3.2 MBPD in January 2021, which was a very significant increase over the most recent low of 9,100 barrels per day exported in 2002 on average. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

A number of third party owners have ordered so-called modern vessels, which can offer substantial bunker savings as compared to older vessels. Increased demand for and supply of modern vessels could reduce demand for certain of our existing older vessels and expose us to lower vessel utilization and/or decreased charter rates.

The product tanker newbuilding order book as of April 2021 is estimated at 160 vessels or 5% of the current product tanker fleet and the VLCC orderbook is estimated at 82 vessels or 10% of the current VLCC fleet according to Clarksons Research Services Limited. The majority of these orders are based on vessel improvements such as improved propulsion system or other technical measures, which purport to offer material bunker savings compared to older vessels, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of ours. As the supply of such modern vessel increases and if charterers prefer such vessels over our vessels, this may reduce demand for our existing older vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

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

As of April 19, 2021 there were about 5,095 deep sea tankers over 10,000 DWT (excluding specialized and small handy tankers), according to Clarksons Research services Limited. Owners have fitted or planned to fit scrubbers on 1,020 of these existing tankers or about 21% of the fleet. Newbuildings are expected to fit a further 77 tankers with scrubbers out of a total of about 342 tankers on order or about 23%. Fitting scrubbers will allow a ship to consume high sulphur fuel oil (“HSFO”) which is expected to be cheaper than the low sulphur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Generally, the economics favor installing scrubbers on larger ships due to the increased fuel consumption of those ships but also depend on the availability of HSFO and the cost differential between it and LSFO. As such VLCCs are expected to retrofit or install scrubbers on about 42% of the existing fleet as opposed to about 14% of the fleet of tankers that are between 10,000 and 55,000 DWT. Savings from operating scrubber fitted ships could result in a substantial reduction of bunker cost for charterers compared to vessels of our fleet which may not have scrubbers. If the supply of such scrubber fitted vessel increases and if the differential between the cost of HSFO and LSFO remains high and if charterers prefer such vessels over our vessels, this may reduce demand for our existing vessels, impair our ability to recharter such vessels at competitive rates and have a material adverse effect on our cash flows and operations.

Table of Contents	15

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

Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2019, it has traded between an all time low of 403 and a high of 1,958; as of April 23, 2021, it stood at 604. The Baltic Exchange Dirty Tanker Index (BCTI) fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between an all time low of 309 and an all time high of 2,190 since January 2019 and stood at 484 as of April 23, 2021. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and stood at 11.7 million barrels per day in March 2021. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 840% from 0.4 million barrels per day to a record 3.7 million barrels per day in February 2020; however, crude exports fell to 3.2 million barrels per day in January 2021 due to decreased demand and restrictions imposed by the pandemic response. The U.S. has steadily increased its total petroleum product exports by about 508% to a record 6.3 million barrels per day in February 2020 from one million barrels per day in January 2006. Product exports have since fallen to 5.6 million barrels per day during January 2021. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.

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

Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;
•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;
•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;
•	any increase in refining of crude into petroleum products for domestic consumption or export;
•	armed conflict or acts of piracy in the Arabian Gulf or Atlantic basin including West Africa and political or other factors;
•	economic and pandemic related crises that decrease oil demand generally;
•	changes to oil production in other regions, such as the United States, Russia and Latin America; and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.

Table of Contents	16

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

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter to whom we become responsible for substantial liquidated damages as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

Delays in deliveries of any newbuilding vessels we may contract to acquire or order in the future, or our decision to cancel, or our inability to otherwise complete the acquisitions of any newbuildings, could harm our operating results and lead to the termination of any related charters.

Any newbuildings we may contract to acquire or order in the future could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels we acquire or order, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, our charterer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial or liquidity problems of the shipbuilder;
•	a backlog of orders at the shipyard;
•	political or economic disturbances in the country or region where the vessel is being built;
•	weather interference or a catastrophic event, such as a major earthquake, fire or outbreak of a contagion, such as the ongoing COVID-19 pandemic;
•	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;
•	our requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel; or
•	our inability to finance the purchase of the vessel.
•	a natural or man-made force majeure.

If delivery of any newbuilt vessel acquired, or any vessel we contract to acquire in the future is materially delayed, it could materially adversely affect our results of operations and financial condition.

Certain vessels in our fleet are second-hand vessels, and we may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.

As of April 20, 2021, the vessels in our core fleet had an average age of approximately 9.4 years, basis fully delivered fleet and most tanker vessels have an expected life of approximately 25 years. Certain vessels in our fleet are second-hand vessels and we may acquire more second-hand vessels in the future. Our inspection of second-hand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we will not receive the benefit of warranties on second-hand vessels.

Table of Contents	17

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

Our growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, our growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	the economic and financial developments globally, including actual and projected global economic growth;
•	fluctuations in the actual or projected price of crude oil, refined petroleum products or bulk liquid chemicals;
•	refining or production capacity and its geographical location;
•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures or pollution reduction measures or those intended to reduce global warming;
•	availability of new, alternative energy sources; and
•	negative or deteriorating global or regional economic or political conditions or health conditions (including changes to trade policies, decreases or withdrawals of stimulus measures meant to counteract the effect of economic or health or other crises), particularly in oil-consuming regions, which could reduce energy consumption or its growth.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates, partially or completely closing refineries or bulk liquid chemical production facilities and by reducing or cancelling certain investment expansion plans, including plans for additional refining or production capacity. Continued reduced demand for refined petroleum products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products, and bulk liquid chemicals would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

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

Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•	be unable to integrate any acquired vessels or businesses successfully with our existing operations;
•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or
•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired.

Table of Contents	18

Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.

The IEA noted in its Global EV Outlook 2020 that total electric cars registered worldwide grew from about 17,000 in 2010 to 7.2 million in 2019. Electric car sales in 2019 were 2.1 million, up about 6% from 2019, and down from at least 30% growth per year each year since 2016. This was due to a reduction in electric car purchase subsidies in the U.S. and China which was offset by a sales increase of 50% in Europe in 2019. IEA forecasts are for electric vehicles (“EVs”) to grow from 8 million in 2019 to 50 million registered vehicles by 2025 and 140 million by 2030 which the IEA forecasts would reduce worldwide demand for oil products by 2.5 million barrels per day in 2030. IEA stated that EV operations in 2019 avoided the consumption of almost 0.6 million barrels per day of oil products. According to the World Economic Forum there were about 1.1 billion cars registered in 2015 and there will be about 2 billion cars registered by 2040.

According to the EIA, U.S. biodiesel production increased rapidly from 32 thousand barrels per day in 2009 to 118 thousand barrels per day in 2020, a growth of about 260% (that production was up from 112 thousand barrels a day in 2019). During the same period diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to maximum of 5.6 million barrels per day in December 2018 before declining to 4.6 million barrels per day in January 2021 during the pandemic. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.

Our growth depends on our ability to obtain customers, for which we face substantial competition. In the highly competitive tanker industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.

We employ our tanker vessels (or will employ in the case of any crude, product, chemical, liquefied natural gas (“LNG”) or liquefied petroleum gas (“LPG”) tanker vessels that we may acquire) in the highly competitive crude oil, product, chemical, LNG and LPG tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies and traders as well as independent tanker companies, some of whom have substantially greater resources and experience than us. Competition for the chartering of tankers can be intense and depends on price, location, size, age, condition, quality operations and safety, experience and technical capability of the crew and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.

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

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than we do when we try to re-charter our vessels. It is also likely that we will face increased numbers of competitors entering in the crude oil, product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources or less debt could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than ours.

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

Table of Contents	19

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

While we have no specific plans, we do intend to continue to expand our fleet in the future. Our growth will depend on:

•	locating and acquiring suitable vessels, whether new or second hand;
•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;
•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;
•	managing our expansion;
•	sourcing crew qualified for the vessels acquired and modifying any management systems or inventories needed for the acquired vessels;
•	obtaining required financing, including working capital, which could include debt, equity or combinations thereof; and
•	improving our operating and financial system and controls.

Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through indebtedness, including the issuance of debt securities, it could result in:

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

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuildings, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

•	operational deficiencies;
•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;
•	delays due to accidents or deviations from course;
•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;
•	crewing strikes, labor boycotts, certain vessel detentions or similar problems;
•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew; or
•	a natural or man-made event of force majeure.

Table of Contents	20

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

Due to the slow growth in world trade, the increase in the tanker fleet and declining tanker charter rates, the market values of our vessels and any contracted newbuildings and of tankers generally, are currently significantly lower than they would have been prior to the downturn in the second half of 2008. From October 2019 to March 2020, smaller product tanker yard resale prices at $40 million per vessel remained above the average 2015 price of $38 million but have since dropped to $36 million as of April 2021. Vessel values may decline at lower levels and may remain low for a prolonged period of time and can fluctuate substantially over time due to a number of different factors, including:

•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types, sizes and age of vessels;
•	sophistication and condition of the vessels;
•	advances in efficiency, such as the introduction of autonomous vessels;
•	where the ship was built and as-built specifications;
•	lifetime maintenance record;
•	supply and demand for vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	whether the tanker vessel is equipped with scrubbers or not;
•	global economic or pandemic related crises;
•	governmental or other regulations, including environmental regulations;
•	technological advances; and
•	ability of buyers to access financing and capital.

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

Table of Contents	21

Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.

Under our time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs, and we are generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment. To the extent we are not employed or enter into the aforementioned contracts, an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. As of January 1, 2020, the entry into force of MARPOL Annex VI has led to an increase in fuel costs due to the use of low sulphur fuel by vessels that are not equipped with exhaust gas scrubbers. Since our vessels are mostly employed on a time charter basis, the cost of fuel is born by our charterers, making our vessels not equipped with scrubbers to be less competitive compared to ones that are (which can utilize the less expensive high sulphur fuel). Ships not retrofitted with exhaust gas scrubbers, thus they may have difficulty finding employment, may obtain lower charter hires and/or may need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.

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

We have fixed the fees for ship management services of our owned fleet with the Manager until January 1, 2025. Commencing on January 1, 2020 for two years, at a fixed daily fee of: (a) $7,225 per owned LR1 product tanker vessel, (b) $6,825 per owned MR1 and MR2 product tanker vessel and chemical tanker vessel, (c) $9,650 per VLCC tanker vessel, (d) $5,250 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (e) $6,100 per day per Container vessel of 2,000 TEU up to 3,450 TEU. Commencing January 1, 2022, for each 12 month period the daily fees shall be increased by 3% annually. A technical and commercial management daily fee of $50 per vessel shall be payable commencing January 01, 2020. Drydocking expenses under our management agreement (as amended, the “Management Agreement”) are reimbursed at cost for all vessels. For more information on the Management Agreement, please read “Item 7. — Major Stockholders and Related Party Transactions”.

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

China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 238 million tons. In 2018, China imported 412 million tons crude oil by sea (the United States imported 203 million tons by sea; 2018 is the latest available full year data for imports by sea). Total crude imports for China were 462 million tons in 2018 and 542 million tons in 2020.

Table of Contents	22

Total crude imports for the United States were 308 million tons in 2018 and 260 million tons in 2020. Our tanker vessels are deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

Our operations expose us to the risk that increased trade protectionism from China, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration may deviate from the former administration’s foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

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

Compliance with industry-driven standards imposed upon tanker vessel owners and operators by the so-called “Oil Majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell p.l.c., Chevron, ConocoPhillips and Total S.A., together with a number of commodities traders are critical to the tanker industry. The Oil Majors represent a significant percentage of the production, trading, and shipping logistics (terminals) of crude oil and refined products worldwide and they have developed and implemented a strict, ongoing due diligence process for selecting commercial partners, referred to as “vetting.”

The vetting process is a sophisticated and comprehensive risk assessment of both vessels and vessel operators, including physical ship inspections, questionnaires completed and evaluated by accredited inspectors, and the production of risk assessment reports determining the suitability of vessels and vessel operators, as well as crewmembers, for hire by the Oil Majors.

While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed two basic tools for vetting: the Ship Inspection Report Programme (“SIRE”), and the Tanker Management and Self-Assessment (TMSA) programme. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.

Based upon commercial risk, there are three levels of assessment used by Oil Majors:

•	terminal use, which clears a vessel to call at one of the Oil Major’s terminals;
•	voyage charter, which clears the vessel for a single voyage; and

•	period charter (or time charter), which clears the vessel for use for an extended period of time.

Table of Contents	23

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

In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	Office assessments and audits of the vessel operator;
•	The vessel operator’s environmental, health, and safety record;
•	Compliance with the standards of the IMO;
•	Compliance with Oil Majors’ codes of conduct, policies, and guidelines, including policies relating to transparency, anti-bribery and ethical conduct requirements, and relationships with third parties;
•	Compliance with heightened industry standards set by the Oil Majors;
•	Results of Port State Control inspections (see below);
•	Shipping industry relationships, reputation for customer services, and technical and operating expertise; and
•	Shipping experience and quality of ship operations, including cost-effectiveness and technical capability and experience of crewmembers.

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

We derive a significant part of our revenue from a number of charterers. For the year ended December 31, 2020, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Chemicals Shipping and Trading Co (“Navig8”), China ZhenHua Oil Co., Ltd and China Shipping Development (Hong Kong) which accounted for 25.5%, 11.4%, and 10.7%, respectively, of Navios Acquisition’s revenue. The loss of any of our customers, a customer’s failure to make payments or perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss or damage beyond repair to any of our vessels, our failure to deliver the vessel within a fixed period of time or a decline in payments under the charters could have a material adverse effect on our business, results of operations and financial condition. The charter agreements for our vessels are generally governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the vessel becoming subject to seizure for more than a specified number of days or the failure of the related vessel to meet specified performance criteria.

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

Table of Contents	24

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

Table of Contents	25

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

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•	Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;
•	Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.
•	Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

Table of Contents	26

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

We are subject to local and national laws, as well as international treaties and conventions, including in the United States, intended to enhance and ensure vessel security. Navios Acquisition has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

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

Considering U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. We constantly monitor developments in the U.S., the E.U. and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Given our relationship with Navios Holdings (and/or its affiliates) and the Manager, we cannot give any assurance that an adverse finding against Navios Holdings (and/or its affiliates) and the Manager by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Holdings and the Manager will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

Table of Contents	27

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Company. B. Business Overview - Sanction and Compliance”

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society confirms compliance with the applicable classification society, rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be examined during an out-of-service period every two to three years for inspection of the underwater parts of such vessel. If any of our vessels fail any annual survey, intermediate survey, or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull & machinery insurance and/or protection & indemnity insurance.

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

Table of Contents	28

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation. Our vessels and their cargoes are at risk of being damaged or lost due to events such as:

•	damage or destruction of a vessel due to marine disaster such as a collision;
•	the loss of a vessel or its cargo due to piracy and terrorism;
•	cargo and property losses or damage as a result of the foregoing or human error, mechanical failure, grounding, fire, explosions and bad weather;
•	environmental accidents as a result of the foregoing; and
•	business interruptions and delivery delays caused by mechanical failure, human error, epidemics, acts of piracy, war, terrorism, political action in various countries, labor strikes, potential government expropriation of our vessels or adverse weather conditions.

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

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert attention from management of our business. Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by arresting a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested,” this could result in a material loss of revenues, or require us to pay substantial amounts to have the arrest lifted.

Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, reputation, results of operations, cash flows and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the vessel to the government of such jurisdiction.

Table of Contents	29

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Acts of piracy are a material risk to the shipping industry. Our vessels regularly travel through regions where pirates are active. In January 2014, the Nave Atropos, a vessel owned by us, came under attack from a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by us, came under attack from pirate action groups on her way out from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. In both instances, the crew and the on-board security team successfully implemented the counter piracy action plan and standard operating procedures to deter the attack with no consequences to the vessels or their crew. In December 2019, the Nave Constellation was boarded by armed pirates whilst sailing from Bonny, Nigeria. 19 crewmembers were taken as hostages and were released after 18 days of captivity. Piracy attacks have resulted in certain regions being characterized by insurers as “war risk” zones or Joint War Committee “war and strikes” listed areas.

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

Table of Contents	30

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, may continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The refugee crisis in the European Union, the continuing war in Syria and presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit, concerns regarding epidemics and pandemics, including the ongoing COVID-19 pandemic, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea have led to increased volatility in global credit and equity markets. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows and cash available for distributions to our shareholders and repurchases of common shares.

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

Our financial and operating performance may be adversely affected by the ongoing COVID-19 pandemic. .

Our business could be materially and adversely affected by ongoing COVID-19 pandemic. The COVID-19 pandemic or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for crude oil and petroleum products as well as the price of international freights and hires. If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should customers be under financial pressure this could negatively affect our charterers' willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our stockholders.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. This has affected the process of construction and repair- of vessels, as well as the presence of workers in shipyards and seafarers. Prolonged restrictive measures in order to control the COVID-19 pandemic or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally. Furthermore, the global recession caused by the pandemic could be prolonged and could also severely affect financing institutions. If any such impact on the financial system is not addressed, we may find it difficult to finance loans that are maturing or to obtain financing for new projects, thus materially affecting our financial position.

Table of Contents	31

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

As international tankers companies often generate most or all of their revenues in U.S. dollars but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of our overall risk management policy, we will attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations. For example, as of December 31, 2020, the value of the U.S. dollar as compared to the Euro decreased by approximately 11.0% compared with the respective value as of December 31, 2019. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar.

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

The Securities Purchase Agreement for the VLCC vessels acquired through the VLCC acquisition completed in 2010 has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, since the return to Navios Acquisition of 14,477 shares on November 4, 2011 in settlement of claims relating to representation and warranties attributable to the sellers and the return of the balance of the escrow shares to the sellers, it may be difficult to enforce an arbitration award for any amount of damages.

Risks Related to Our Relationship with the Manager

We are dependent on the Manager for the technical, commercial and administrative management of our fleet and the technical management of a portion of our fleet.

Pursuant to our Management Agreement we are provided with services essential to the business of our vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance, by our Manager. Our operational success and ability to execute our strategy will depend significantly upon the satisfactory performance of the aforementioned services by our Manager and on an interim basis by other third party managers. Our Manager’s failure to perform these services satisfactorily could have a material adverse effect on our business, financial condition and results of operations. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our Manager. The Manager may have responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and the Manager.

Navios Holdings, Navios Maritime Partners L.P. (“Navios Partners”) and Navios Acquisition share certain officers and directors who may not be able to devote sufficient time to our affairs, which may affect our ability to conduct operations and generate revenues.

Some of our officers provide services to Navios Holdings, and Navios Partners and their affiliates. For instance, Angeliki Frangou is an officer and director of Navios Holdings, Navios Acquisition, and Navios Partners. As a result, demands for our officers’ time and attention as required from Navios Acquisition, Navios Partners, and Navios Holdings may conflict from time to time and her limited devotion of time and attention to our business may hurt the operation of our business.

Table of Contents	32

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

As of April 20, 2021, Navios Holdings, Angeliki Frangou, our Chairman and Chief Executive Officer, and certain of our officers and directors beneficially own, in the aggregate, 32.7% of our issued and outstanding shares of common stock, which permits them to influence the outcome of effectively all matters requiring approval by our stockholders at such time, including the election of directors and approval of significant corporate transactions. Furthermore, if Navios Holdings and Ms. Frangou or an affiliate ceases to hold a minimum of 20% of our common stock, then we will be in default under our credit facilities.

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

We are incorporated under the laws of the Marshall Islands and most of our directors and officers are non-U.S. residents, and although you may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management based on U.S. laws in the event you believe your rights as a stockholder have been infringed, it may be difficult to enforce judgments against us, our directors or our management.

We are incorporated under the laws of the Republic of the Marshall Islands and all of our assets are located outside of the United States. Our business will be operated primarily from our offices in the Cayman Islands. In addition, most of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these nonresidents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us or our affiliates in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us or our affiliates for a cause of action arising under Marshall Islands law, it may impracticable for you to do so given the geographic location of the Marshall Islands.

Table of Contents	33

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

Table of Contents	34

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

If either (1) at least 75% of our gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of our assets produce or are held for the production of those types of “passive income”, then we will be treated as a “passive foreign investment company,” (“PFIC”), for U.S. federal income tax purposes. Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2020 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2021 and subsequent taxable years. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. stockholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

We expect that we and each of our vessel-owning subsidiaries have qualified for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes for our 2020 taxable year. However, the delisting of our securities from quotation on the NYSE (or other factual circumstances beyond our control) could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. Source International Transportation Income. See “— Risks Related to our Common Stock and Capital Structure—The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.”

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

Table of Contents	35

Actions taken by our shareholders could result in our being treated as a “controlled foreign corporation,” which could have adverse U.S. federal income tax consequences to certain U.S. holders.

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2020, or at any time during 2020, tax rules enacted by the Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of the equity of Navios Acquisition for purposes of determining whether Navios Acquisition is a CFC. If, in the future, U.S. holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10.0% or more (by vote or value) of the equity of Navios Acquisition own in the aggregate more than 50% of the equity of Navios Acquisition (by vote or value), in each case, directly, indirectly, or constructively, Navios Acquisition should become a CFC.

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

Item 4. Information on the Company

A.	History and development of Navios Acquisition

Navios Acquisition was formed on March 14, 2008 under the laws of the Republic of the Marshall Islands as a as a corporation under the Marshall Islands Business Corporations Act. Our principal offices are located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands and our telephone number is +1 345 232 3066.

Table of Contents	36

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

On July 1, 2008, Navios Acquisition completed its initial public offering. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

On December 13, 2018, the Company completed the merger (the “Merger”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As a result of the liquidation, which was completed in December 2019 (“Liquidation of Navios Europe I”), Navios Acquisition acquired five vessel owning companies.

On April 21, 2020, an agreement was reached to liquidate Navios Europe II. As a result of the liquidation, which was completed in June 2020 (“Liquidation of Navios Europe II”), Navios Acquisition acquired seven vessel owning companies. The vessels are containerships and meet the criteria to be accounted for as assets held for sale.

As of December 31, 2020, Navios Holdings had 29.4% of the voting power and 29.5% of the economic interest in Navios Acquisition.

As of December 31, 2020, Navios Acquisition had 16,559,481 shares of common stock outstanding.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The address of Navios Acquisition’s internet site is https://www.navios-acquisition.com. Information contained on this website does not constitute part of this report.

Equity Transactions

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement, Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock was entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock were entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock was treated as in-substance common stock and was allocated income / (losses) and considered in the diluted calculation. On February 7, 2019, all of the outstanding Series C convertible Preferred Stock of Navios Acquisition was converted into 511,733 shares of common stock. As of December 31, 2020 and 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

As of December 31, 2018, the Company’s issued and outstanding preferred stock consisted of the 1,000 shares of Series C Convertible Preferred Stock.

Table of Contents	37

Common Stock

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. The program expired in February 2020. Up to the expiration of the stock repurchase program in February 2020, Navios Acquisition had repurchased 735,251 shares since the program was initiated for approximately $7.5 million.

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

As of December 31, 2020, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 16,559,481 were issued and outstanding. As of April 20, 2021, there were 16,559,481 shares of common stock issued and outstanding.

Equity Offering

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15.0 million. Total net proceeds of the above transactions, net of agents’ costs of $0.7 million and offering costs $0.9 million, amounted to $13.4 million.

Continuous Offering Program

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time of shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25.0 million. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2020, since the commencement of the program, Navios Acquisition had issued 956,110 shares of common stock and received net proceeds of $5.3 million.

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

Navios Acquisition’s Fleet

As of April 20, 2021, our core fleet consisted of a total of 46 double-hulled tanker vessels, aggregating approximately 6.0 million deadweight tons, or dwt. The fleet includes 13 VLCC tankers (over 200,000 dwt per ship) which transport crude oil, including two bareboat chartered-in VLCCs that were delivered on October 28, 2020 and on February 17, 2021, respectively, and two bareboat chartered-in VLCCs expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022, ten Long Range 1 (“LR1”) product tankers (60,000-85,000 dwt per ship), 18 Medium Range 2 (“MR2”) product tankers (47,000-52,000 dwt per ship), three Medium Range one (“MR1”) product tankers (35,000-45,000 dwt per ship) and two chemical tankers (25,000 dwt per ship), which transport refined petroleum products and bulk liquid chemicals. Navios Acquisition also owns five containerships that are accounted for as assets held for sale. All of our vessels are currently chartered-out to quality counterparties with an average remaining charter period of approximately one year. As of April 20, 2021, we had charters covering 78.0% of available days for our core fleet in 2021.

Table of Contents	38

Vessels	Type	Year built	Dwt	Net Charter Rate (1)	Profit Sharing Arrangements	Charter Expiration Date (2)
• Core fleet
Owned Vessels of Navios Acquisition
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate (3)	None	July 2021
Nave Cosmos	Chemical Tanker	2010	25,130	Floating Rate (3)	None	July 2021
Star N	MR1 Product Tanker	2009	37,836	$6,913	None	June 2021
				$9,628	None	October 2021
				$11,603 (31)	None	February 2022
Hector N	MR1 Product Tanker	2008	38,402	$10,369 (5)	None	July 2021
Nave Bellatrix	MR2 Product Tanker	2013	49,999	$11,603 (32)	None	November 2021
Nave Orion	MR2 Product Tanker	2013	49,999	$12,898 (6)	None	December 2021
Nave Aquila	MR2 Product Tanker	2012	49,991	$12,838(28)	None	November 2021
Nave Atria	MR2 Product Tanker	2012	49,992	$14,072(16)	None	October 2021
Nave Buena Suerte	VLCC	2011	297,491	$47,906 (9)	As per footnote (9)	June 2025
Nave Quasar	VLCC	2010	297,376	$16,788 (10)	As per footnote (10)	February 2023
Nave Synergy	VLCC	2010	299,973	$32,588	None	May 2022
Nave Spherical	VLCC	2009	297,188	Floating Rate (11)	None	December 2022
Nave Neutrino	VLCC	2003	298,287	$24,688	None	May 2021
Nave Photon	VLCC	2008	297,395	$47,906 (9)	As per footnote (9)	June 2026
Nave Constellation	VLCC	2010	298,000	$ 7,900 (33)	None	June 2021
Nave Universe	VLCC	2011	297,066	$17,775(13)	As per footnote (13)	April 2022
Nave Galactic	VLCC	2009	297,168	$17,775 (13)	As per footnote (13)	June 2022
Baghdad	VLCC	2020	313,433	$27,816 (29)	None	October 2030
Erbil	VLCC	2021	313,486	$27,816 (29)	None	February 2031
Vessels to be delivered (34)
Nave Electron	VLCC	Q3 2021	310,000	As per footnote (18), (34)	-	-
TBN IV	VLCC	Q3 2022	310,000	As per footnote(34)	-	-
Owned Vessels of Navios Midstream
Perseus N	MR1 Product Tanker	2009	36,264	$12,146 (14)	None	December 2021
Nave Velocity	MR2 Product Tanker	2015	49,999	$12,344 (17)	None	May 2021
Nave Sextans	MR2 Product Tanker	2015	49,999	$13,764 (12)	None	April 2022
Nave Pyxis	MR2 Product Tanker	2014	49,998	$13,035 (15)	None	July 2021
Nave Luminosity	MR2 Product Tanker	2014	49,999	$17,034 (20)	None	December 2021
Nave Jupiter	MR2 Product Tanker	2014	49,999	$14,040 (19)	None	September 2021
Bougainville	MR2 Product Tanker	2013	50,626	$13,163 (21)	100%	September 2021
				$16,829 (21)	100%	September 2022
				$15,600 (26)	100%	September 2023
Nave Orbit	MR2 Product Tanker	2009	50,470	$14,000	None	September 2021
Nave Equator	MR2 Product Tanker	2009	50,542	$16,250	None	January 2022
Nave Equinox	MR2 Product Tanker	2007	50,922	$14,813(22)	ice-transit premium (4)	October 2021
Nave Pulsar	MR2 Product Tanker	2007	50,922	$14,072(23)	ice-transit premium (4)	October 2021
Nave Dorado	MR2 Product Tanker	2005	47,999	$7,653(30)	None	May 2021
Nave Atropos	LR1 Product Tanker	2013	74,695	$14,813	None	April 2022
Nave Rigel	LR1 Product Tanker	2013	74,673	$16,088 (24)	None	January 2022
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	Floating Rate (8)	None	June 2021
Nave Cetus	LR1 Product Tanker	2012	74,581	$16,088 (24)	None	January 2022
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate (25)	None	July 2021
Nave Cielo	LR1 Product Tanker	2007	74,671	$12,994	None	April 2022
Aurora N	LR1 Product Tanker	2008	63,495	Floating Rate (25)	None	July 2021
Lumen N	LR1 Product Tanker	2008	63,599	Floating Rate (25)	None	July 2021
Nave Alderamin	MR2 Product Tanker	2013	49,998	$12,898(6)	None	November 2021
Nave Capella	MR2 Product Tanker	2013	49,995	$12,898(6)	None	January 2022
Nave Titan	MR2 Product Tanker	2013	49,999	$14,072(27)	None	July 2021
Nave Estella	LR1 Product Tanker	2012	75,000	$13,234 (7)	None	December 2021
Nave Andromeda	LR1 Product Tanker	2011	75,000	Floating Rate (8)	None	June 2021
• Owned Vessels held for sale
Acrux N	Container	2010	23,338	$14,813	None	April 2021
Fleur N	Container	2012	41,130	$10,369	None	June 2021
				$19,750	None	December 2023
Ete N	Container	2012	41,139	$9,628	None	May 2021
				$19,750	None	November 2023
Spectrum N	Container	2009	34,333	$15,800	None	April 2022
Vita N	Container	2010	23,359	$8,663	None	April 2021

(1) Net time charter-out rate per day (net of commissions), presented in U.S. Dollars.

(2) Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers, including owner’s extension options not declared yet.

(3) Rate based on Delta-8 pool earnings.

(4) The premium for the Nave Equinox and the Nave Pulsar when vessels are trading on ice or follow ice breaker is $1,481 per day.

(5) Charterer's option to extend the charter for up to twelve months: a) up to six months at $11,356 net per day; and b) up to six months at $12,591 net per day.

(6) Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.

(7) Charterer has the option to charter the vessel for an optional year at a rate of $14,630 net per day.

(8) Rate based on LR8 pool earnings.

(9) Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(10)  Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.

(11) Contract provides 100% of BITR TD3C-TCE index plus $5,000 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,500 premium.

(12) Charterer's option to extend the charter for up to six months at $15,689 net per day.

(13) Contract provides adjusted BITR TD3C-TCE index up to $38,759 and 50% thereafter with $17,775 floor. Charterer’s option to extend for six months at same terms.

(14) Charterer’s option to extend the charter for six months at $13,825 net per day.

(15) Charterer’s option to extend the charter for six months at $14,023 net per day.

(16) Charterer's option to extend the charter for up to six months at $14,072 net per day.

(17) Charterer's option to extend the charter for up to six months at $13,331 net per day

(18) To take over Nave Photon’s charter of $47,906 net per day from July 1st, 2021 plus profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(19) Charterer’s option to extend the charter for six months at $15,990 net per day.

(20) Charterer has the option to charter the vessel for an optional year at a rate of $18,022 net per day.

(21) Rate can reach a maximum of $20,963 net per day calculated basis on a formula.

(22) Charterer has the option to charter the vessel for an optional six months period at a rate of $16,294 net per day.

(23) Charterer’s option to extend the charter for six months at $15,553 net per day plus ice-transit premium.

(24) Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.

(25) Rate based on Penfield pool earnings.

(26) Rate can reach a maximum of $18,525 net per day calculated basis on a formula.

(27) Charterer's option to extend the charter for up to four months at $14,072 net per day.

(28) Charterer's option to extend the charter for up to four months at $12,838 net per day.

(29) Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

(30) Charterer's option to extend the charter for up to ten months: a) up to three months at $7,653 net per day; b) up to four months at $9,875 net per day; and c) up to three months at $11,850 net per day.

(31) Charterer's option to extend the charter for up to four months at $11,603 net per day.

(32) Charterer's option to extend the charter for up to six months: a) up to three months at $12,838 net per day; and b) up to three months at $13,578 net per day.

(33) Charterer's option to extend the charter for up to two months at $8,888 net per day.

(34) Bareboat chartered-in vessel with purchase option, expected to be delivered in the third quarter of 2021. In the second quarter of 2020, Navios Acquisition exercised its option for a fourth Japanese newbuild VLCC under a twelve year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.

Table of Contents	39

Competitive Strengths

We believe that the following strengths will allow us to maintain a competitive advantage within the international shipping market:

•	Modern, High—Quality Fleet. We own a large fleet of modern, high–quality double–hull tankers that are designed for enhanced safety and low operating costs. We believe that the increased enforcement of stringent environmental standards currently being imposed throughout the world has resulted in a shift in major charterers’ preference towards greater use of modern double–hull vessels. We also have a large proportion of young product tankers in our fleet. As of April 20, 2021, our core fleet had an average age of approximately 9.4 years, basis fully delivered fleet. We believe that owning and maintaining a modern, high–quality fleet reduces off–hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels.
•	Operating Visibility Through Contracted Revenues. All of the vessels that we have taken delivery of as of April 20, 2021, are employed with an average remaining charter period of approximately one year, and we believe our existing employment coverage provides us with predictable, contracted revenues and operating visibility. As of April 20, 2021, we had contracts covering 78.0% of available days in 2021.
•	Diversified Fleet. Our diversified fleet, which includes VLCC, product and chemical tankers, allows us to serve our customers’ international crude oil, petroleum product and liquid bulk chemical transportation needs. VLCC tankers transport crude oil and operate on primarily long–haul trades from the Arabian Gulf or the Atlantic basin to the Far East, North America and Europe. Product tankers transport a large number of different refined oil products, such as naphtha, gasoline, kerosene, jetfuel and gasoil, and principally operate on short– to medium–haul routes. Chemical tankers transport primarily organic and inorganic chemicals, vegetable oils and animal fats. We believe that our fleet of vessels servicing the crude oil, product and chemical tanker transportation sectors provides us with more balanced exposure to oil and commodities and more diverse opportunities to generate revenues than would focus on any single shipping sector.
•	High Quality Counterparties. Our strategy is to charter our vessels to international oil companies, refiners and large vessel operators under long, medium and short–term contracts. We are committed to providing safe and quality transportation services and developing and maintaining long–term relationships with our customers, and we believe that our modern fleet will allow us to charter–out our vessels to what management views as high–quality counterparties and for long periods of time. Our current charterers include: Shell Tankers Singapore Private LTD (“Shell”), one of the largest global groups of energy and petrochemical companies, operating in over 70 countries; Navig8 which controls a substantial fleet of product chemical tankers; Mansel, which is the commercial tanker shipping arm of the Vitol Group, a major oil trader, trading over 8 million barrels of crude and product per day; Chevron, one of the world’s leading integrated energy companies; Saudi Aramco, the state owned oil company of the Kingdom of Saudi Arabia; China Shipping Development (“China Shipping”); and China ZhenHua Oil Trading (“China ZhenHua”).
•	An Experienced Management Team and a Strong Brand. We have an experienced management team that we believe is well regarded in the shipping industry. We also believe that we will be able to leverage the management structure of Navios Holdings and the Manager which benefit from reputations for reliability and performance. Our management team is led by Angeliki Frangou, our Chairman and Chief Executive Officer, who has approximately 31 years of experience in the shipping industry. Ms. Frangou is also the Chairman & Chief Executive Officer of Navios Holdings and Navios Partners and has been a Chief Executive Officer of various shipping companies in the past. Ms. Frangou is a member of a number of recognized shipping committees. We believe that our well respected management team and strong brand may present us with market opportunities not afforded to other industry participants.

Table of Contents	40

Business Strategy

We seek to generate predictable and growing cash flow through the following:

•	Strategically Manage Sector Exposure. We operate a fleet of crude carriers and product and chemical tankers, which we believe provides us with diverse opportunities with a range of producers and consumers. As we grow and renew our fleet, we expect to adjust our relative emphasis among the crude oil, product and chemical tanker sectors according to our view of the relative opportunities in these sectors. We believe that having a mixed fleet of tankers provides the flexibility to adapt to changing market conditions and will allow us to capitalize on sector–specific opportunities through varying economic cycles.
•	Enhance Operating Visibility With Our Employment Strategy. We believe that we are a safe, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, will contribute to our ability to attract leading charterers as customers and to our success in obtaining attractive long-term contracts. We will also seek profit sharing arrangements in our time charters, to provide us with potential incremental revenue above the contracted minimum charter rates. Depending on the then applicable market conditions, we intend to deploy our vessels to leading charterers on a mix of long, medium and short-term time contracts, with a greater emphasis on long-term charters and profit sharing. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer-term time charters. As of April 20, 2021, we had contracts covering 78.0% of available days in 2021.
•	Actively Manage our Fleet to Maximize Return on Capital over Market Cycles. We plan to actively manage the size and composition of our fleet through opportunistic acquisitions and dispositions as part of our effort to achieve above-market returns on capital for our vessel assets. Using Navios Holdings’ global network of relationships and extensive experience in the maritime transportation industry, coupled with our Manager’s shipping and financial expertise, we plan to opportunistically grow and renew our fleet through the timely and selective acquisition of high-quality newbuilding or secondhand vessels when we believe those acquisitions will result in attractive returns on invested capital and increased cash flow. We also intend to engage in opportunistic dispositions where we can achieve attractive values for our vessels as we assess the market cycle. We believe our diverse and versatile fleet, combined with the experience and long-standing relationships of Navios Holdings with participants in the maritime transportation industry, position us to identify and take advantage of attractive acquisition opportunities.
•	Leverage the Experience, Brand, Network and Relationships of Navios Holdings. We intend to capitalize on the global network of relationships that Navios Holdings has developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain we believe the relationships and experience of Navios Holdings and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Navios Holdings’ long involvement and reputation for reliability in the Asia Pacific region have also allowed it to develop privileged relationships with many of the largest institutions in Asia. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ brand recognition, credibility and track record.
•	Benefit from Navios Holdings’ Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. Navios Holdings closely monitors credit exposure to charterers and other counterparties and has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Acquisition benefits from these established policies.
•	Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our Management Agreement with the Manager, vessel operating expenses of our vessels are fixed through December 2024. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of the Manager and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with the Manager’s safety and environmental record, will position us favorably within the crude oil, product and chemical tanker transportation sectors with our customers and for future business opportunities.

Table of Contents	41

Our Customers

We provide or will provide seaborne shipping services under contracts with customers that we believe are creditworthy.

Our major customers during 2020 were Navig8, China ZhenHua and China Shipping. For the year ended December 31, 2020, these three customers accounted for 25.5%, 11.4%, and 10.7%, respectively, of Navios Acquisition’s revenue.

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

Table of Contents	42

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

Expenses

Vessel operating expenses (management fees): Pursuant to the Management Agreement dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) $9,500 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers the vessels acquired.

On August 29, 2019, Navios Acquisition entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement with the Manager. The Sixth Amendment extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party, and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date payable by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024. The Sixth Amendment also sets forth the fixed vessel operating expenses for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which fixed vessel operating expenses, excludes dry-docking expenses, which are reimbursed at cost by Navios Acquisition, as follows: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) a daily rate of $50 per vessel for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed.

 The seventh amendment to the Management Agreement entered into on December 13, 2019, sets forth the vessel operating expenses fixed for the two years commencing on January 1, 2020 at: (a) $6,825 per day per owned MR1, MR2 product tanker and chemical tanker; (b) $7,225 per day per owned LR1 product tanker vessel; and (c) $9,650 per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed. The eight amendment to the Management Agreement, dated June 26, 2020, fixed the vessel operating expenses for the container vessels acquired as result of the liquidation of Navios Europe II at: (a) $5,250 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (b) $6,100 per day per Container vessel of 2,000 TEU up to 3,450 TEU. The technical and commercial management fee of $50 per day per vessel and the annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise applies also to this category of vessels.

Under the Management Agreement drydocking expenses are reimbursed at cost for all vessels.

Total fixed vessel operating expenses for each of the years ended December 31, 2020, 2019 and 2018 amounted to $127.6 million, $107.7 million and $94.0 million, respectively.

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

Table of Contents	43

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

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containerships on June 29, 2020. The Administrative Services Agreement also covers the vessels acquired.

For each of the years ended December 31, 2020, 2019 and 2018 the expense arising from administrative services rendered by the Manager was $13.1 million, $11.1 million and $8.9 million, respectively.

Management of Ship Operations, Administration and Safety

The Manager provides, through a wholly owned subsidiary, expertise in various functions critical to our operations. Pursuant to the Management Agreement and an Administrative Services Agreement with the Manager, we have access to human resources, financial and other administrative functions, including:

•	bookkeeping, internal audit, IT and accounting services;
•	legal and insurance services;
•	administrative and clerical services;
•	banking and financial services;
•	executive management services; and
•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;
•	vessel maintenance and crewing;

•	purchasing and insurance; and
•	shipyard supervision.

For more information on the Management Agreement and the Administrative Services Agreement we have with the Manager, please read “Item 7. — Major Stockholders and Related Party Transactions”.

Governmental and Other Regulations

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both Governmental regulation and industry standards. The Governmental regulation to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations are more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators including possible fines, penalties, delays, and detention. Compliance with these categories of regulation also impact the vetting process – non-compliances can result in vetting failures, as noted above.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

Table of Contents	44

International Conventions and Standards

The IMO is the United Nations agency with jurisdiction over maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security. The most significant of these are described below.

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

Under MARPOL, our ships are required to have an International Oil Pollution Prevention Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

MARPOL Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide (down from the previous level of 3.5%).  Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Depending on vessel specifics, transitioning to the use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, which thus prohibits exhaust gas cleaning systems. China has also established local emissions control areas. While the Chinese areas are currently consistent with international standards in terms of sulfur content, certain Chinese local emissions control areas may become more stringent than international requirements in the future. Similarly, South Korea has established Port Air Quality Control Zones which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020.

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

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of April 19, 2021, the BWM Convention had 86 contracting states, representing 91.12% of world gross tonnage. The United States is not party to the BWM Convention, but has similar, though not identical, requirements.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. During the Marine Environmental Protection Committee’s (“MEPC”) session 75, held November 16-20, 2020, new amendments were adopted regarding testing and certification of ballast water management systems, which are expected to enter into force on June 1, 2022. The updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

Table of Contents	45

•	International Conventions for Civil Liability for Oil Pollution Damage and for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting State by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo if the spill occurs while she is in ballast. However, certain States, such as Brazil, have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws, such as the Oil Pollution Act of 1990 (see below), may be more stringent. Further, courts in certain States may disregard some of the provisions of the CLC, which can increase our liability in certain areas of the globe if there were a significant incident.

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

For vessel operations not covered by the CLC, including certain vessels in our fleet based on where they trade, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on ship owners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of April 19, 2021, the Bunker Convention had 100 contracting states, representing 95.06% of the gross tonnage of the world’s merchant fleet. In non-contracting States, such as the United States, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

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

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag State. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

Table of Contents	46

Noncompliance with the ISM Code and regulations contained in other IMO Conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and European Union. Non-compliances identified in port, may lead to delays and detention. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified. The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

•	Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years. Amendments to MARPOL Annex VI included energy efficiency measures that took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019. In November 2020, MEPC approved draft amendments to MARPOL Annex VI concerning mandatory goal-based technical and operational measures to reduce carbon intensity of international shipping, with a view to adoption at the MEPC 76 meeting in June 2021. If adopted, they would enter into force on January 1, 2023.

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

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
•	On-board installation of ship security alert systems;
•	Development of Vessel Security Plans;
•	Appointment of a Ship Security Officer and a Company Security Officer; and
•	Compliance with Flag State’s security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been criminally prosecuted for APPS violations, which may result in significant fines and imprisonment for ship officers.

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

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar , though possibly more stringent, requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020 and EPA’s final rule is not expected to be published for several months at best. As such, the overall implementation of VIDA will be delayed, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of federal, state, and local ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until sometime in 2023, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

Table of Contents	47

More specifically, on October 26, 2020, the EPA issued its Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance, which is the first step toward the final standards and regulations. The proposed rule would establish both general and specific discharge standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to develop corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on August 13, 2019 to reflect increases in the Consumer Price Index, which resulted in higher liability limits. With this adjustment, OPA currently limits liability of the responsible party for single-hull tanker vessels over 3,000 gross tons to the greater of $3,700 per gross ton or $27.422 million (this amount is reduced to $7.4788 million if the vessel is less than 3,000 gross tons). For tanker vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,300 per gross ton or $19.943 million (or $4.9859 million for a vessel less than 3,000 gross tons), whichever is greater. Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the capability to pay clean-up and damage costs up to the liability limits required by OPA, and a guaranty is issued and then provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR. With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (EEZ) are required to comply with the COFR regulations in order to operate in U.S. waters.

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

The COFR is renewed on a three-year basis whereas the COFR guaranty is renewed annually. The U.S. Coast Guard checks that a vessel has a valid COFR prior to or upon entering the U.S. waters. Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the US without a valid COFR may result in the vessel being detained and/or fined up to USD 48,192.00 per day or prevented from entering U.S. ports or U.S. protectorates until the COFR is in place, or possible seizure by, and forfeiture to, the United States. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states’ environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

Table of Contents	48

•	Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea. Under U.S. law, certain petroleum products which may be carried by our fleet are not considered “oil” and thus are hazardous substances regulated by CERCLA. Thus, in some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

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

Table of Contents	49

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

In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC required implementation by individual members States through particular laws in each State by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx.

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

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

Table of Contents	50

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch ship-owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances in which we sell older ships to cash buyers.

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

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has re-entered international commitments relating to GHG regulation. However, the Transportation & Infrastructure Committee of the U.S. House of Representatives, in January 2020, held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, in March 2020 legislation was introduced in the U.S. Congress which would have required emissions reductions of 80% below the 2005 emissions level. The bill would also have required each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill did not become law, similar legislation has been introduced in the current Congress. Congressional Committees, including the subcommittee in the House of Representatives which oversees maritime commerce, have held hearings on the bill, as well as its impacts on the maritime sector and transportation more broadly. The current legislation under consideration in the U.S. House of Representatives would aspire to reduce GHGs by at least 50 percent below 2005 levels by 2030, and achieve net-zero GHG emissions by 2050. The bill would also authorize changes to the standards used to regulate engines in vessels and incentivize the use of shore power while in port. It is notable that both bills targeted the transportation sector in particular for GHG regulation. In addition, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce the total annual GHG emissions by at least 40% by 2030 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

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

The IMO has faced push back on its call to action on GHGs from industry in many countries. Despite this, work on GHG continues to be an important issue at the IMO, and recent indications show the potential for further regulation of GHG in shipping. Specifically, at the MEPC 75 meeting held November 16-20, 2020, draft regulations to cut the cargo intensity of existing ships were approved. The draft amendments will be put forward for formal adoption at MEPC 76, to be held in June 2021. Also, MEPC 75 adopted amendments to MARPOL, Annex VI to significantly strengthen the Energy Efficiency Design Index (“EEDI”) “phase 3” requirements, which are expected to enter into force on April 1, 2022. This means that new container ships and general cargo ships will have to be built significantly more energy efficient than the baseline. Further, MEPC will consider draft amendments to Chapter 4 of MARPOL Annex VI, which would regulate GHG beginning in 2023. MEPC additionally issued comments on the IMO’s “Fourth IMO GHG Study.” These developments signal continued and potentially increasing interest in GHG regulation from the IMO and the MEPC in particular.

Table of Contents	51

Sanction and Compliance

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

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, foreign owned or controlled subsidiaries, U.S. citizens, U.S. permanent residents, persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA:

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;
•	Sanctions on Iran’s trade in gold or precious metals;
•	Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;
•	Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;
•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and
•	Sanctions on Iran’s automotive sector.

Table of Contents	52

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

COSCO Shipping Tanker (Dalian) Co., Ltd.

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Dalian to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Both charter contracts have since been terminated.

Table of Contents	53

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

Table of Contents	54

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to Petroleos de Venezuela S.A. (“PDVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PDVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PDVSA.

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

Table of Contents	55

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

Table of Contents	56

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

Facilities

We have offices at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. We presently occupy office space provided by the Manager. The Manager has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time.

Table of Contents	57

Crewing and Staff

The Manager crews its vessels primarily with Greek, Filipino, Romanian, Russian, Ukrainian, Indian, Bulgarian, Georgian, Ethiopian and Croatian officers and Filipino and Ethiopian seamen.

The Manager is responsible for selecting its Greek and Bulgarian officers. For other nationalities, officers and seamen are referred to us by local crewing agencies. Navios Acquisition requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

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

Following the Merger with Navios Midstream, completed on December 13, 2018, the Administrative Services Agreement also covered the vessels acquired.

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

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containerships on June 29, 2020. The Administrative Services Agreement also covers the vessels acquired.

See “Item 7B-Related Party Transactions — the Administrative Services Agreement.”

Legal Proceedings

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. We maintain insurance policies with insurers in amounts and with coverage and deductibles as our board of directors believes are reasonable and prudent. In the opinion of management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Table of Contents	58

C.	Organizational Structure

The table below lists the Company’s wholly-owned subsidiaries as of December 31, 2020.

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.
Crete Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware
Rhodes Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Skyros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.
Iraklia Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Leros Shipping Corporation	Vessel-Owning Company(19)	Marshall Is.
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.
Agistri Shipping Corporation	Operating Subsidiary	Malta
Olivia Enterprises Corp.	Vessel-Owning Company	Marshall Is.
Cyrus Investments Corp.	Vessel-Owning Company	Marshall Is.
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.
Tzia Shipping Corp.	Vessel-Owning Company(10)	Marshall Is.
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware
Shinyo Kannika Limited	Former Vessel-Owning Company(9)	Hong Kong
Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong
Sikinos Shipping Corporation	Vessel-Owning Company(18)	Marshall Is.
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Rhea Shipping Corporation	Vessel-Owning Company(8) , (14)	Marshall Is.
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.
Bole Shipping Corporation	Vessel-Owning Company(15),(22)	Marshall Is.
Boysenberry Shipping Corporation	Vessel-Owning Company(15), (16)	Marshall Is.
Brandeis Shipping Corporation	Vessel-Owning Company(15), (20)	Marshall Is.
Buff Shipping Corporation	Vessel-Owning Company(15), (21)	Marshall Is.
Cadmium Shipping Corporation	Vessel-Owning Company(15)	Marshall Is.
Celadon Shipping Corporation	Vessel-Owning Company(15)	Marshall Is.
Cerulean Shipping Corporation	Vessel-Owning Company(15), (17)	Marshall Is.

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.

(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.

(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.

(8)	Currently, vessel-operating company under a sale and leaseback transaction.

(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)	Bareboat chartered-in vessels with purchase option, expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022.
(11)	In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12.5 million.
(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25.3 million.
(14)	In December 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers following the Liquidation of Navios Europe I.
(15)	In June 2020, Navios Acquisition acquired seven vessel owning companies following the Liquidation of Navios Europe II.
(16)	In March 2021, Navios Acquisition sold the Solstice N, a 2007-built container vessel of 3,398 teu to an unaffiliated party for a sale price of $ 11.0 million.
(17)	In January 2021, Navios Acquisition sold the Allegro N, a 2014-built container vessel of 3,421 teu to an unaffiliated party for a sale price of $ 14.1 million.
(18)	In March 2021, Navios Acquisition sold the Nave Celeste, a 2003-built VLCC vessel of 298,717 dwt to an unaffiliated party for a sale price of $ 24.4 million.

(19)	In April 2021, Navios Acquisition agreed to sale the Nave Neutrino, a 2003-VLCC vessel of 298,287 dwt to an unaffiliated party for a sale price of $25.0 million.
(20)	In April 2021, Navios Acquisition agreed to sale the Ete N a 2012-built container vessel of 41,139 dwt to a related party for a sale price of $19.5 million.
(21)	In April 2021, Navios Acquisition agreed to sale the Fleur N a 2012-built container vessel of 41,130 dwt to a related party for a sale price of $19.5 million.
(22)	In April 2021, Navios Acquisition agreed to sale the Spectrum N a 2009-built container vessel of 34,333 dwt to a related party for a sale price of $16.5 million.

Table of Contents	59

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Acquisition, Navios Europe I Inc. (“Navios Europe I”) with ownership interest of 47.5% and Navios Europe II Inc. (“Navios Europe II”) with ownership interest of 47.5% are included as affiliates and are accounted for under the equity method, for such periods during which the entities were affiliates of Navios Acquisition. See Note 11 to the Notes to Consolidated Financial Statements, included elsewhere within this Annual Report.

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

Navios Midstream was accounted for as an affiliate under the equity method up to December 13, 2018, the date of obtaining control of Navios Midstream, and is included as a 100% wholly owned subsidiary in the consolidated financial statements of Navios Acquisition thereafter. Please refer to “Note 11 of the Consolidated Financial Statements”.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired five vessel owning companies for an acquisition cost of $84.6 million in total, mainly through a bank financing of $32.5 million and $33.2 million of receivables.

Following the Liquidation of Navios Europe II on June 29, 2020, Navios Acquisition acquired seven vessel owning companies. For each of the vessels purchased from Navios Europe II, the acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired.

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

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interest of 50%, 50% and 0%, respectively. On February 21, 2017, Navios Holdings agreed to transfer to Navios Partners its participation in revolving loans and term loans, both relating to Navios Europe I, for a consideration of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. NAP General Partner, or the general partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream.

Table of Contents	60

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50%, 50% and 0%, respectively. Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels.

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

Following the Liquidation of Navios Europe II on June 29, 2020, Navios Acquisition acquired seven vessel owning companies. For each of the vessels purchased from Navios Europe II, the acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired.

Fleet Development

Disposal of vessels

2019

On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million. The gain on sale of the vessel amounted to $ 0.7 million.

On May 10, 2019, following a collision incident, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12.5 million. The gain on sale of the vessel, including the issuance claim proceeds, amounted to $2.6 million.

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

Table of Contents	61

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2020	2019	2018
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company(19)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 – 12/31	1/1 – 12/31	1/23 - 12/31
Olivia Enterprises Corp.	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/3 - 12/31
Cyrus Investments Corp.	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/3 - 12/31
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 – 12/31	4/10 – 12/31	—
Tzia Shipping Corp.	Vessel-Owning Company(10)	Marshall Is.	6/4 – 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 - 12/31
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 - 12/31
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 – 12/31	1/1 – 12/31	12/14 - 12/31
Shinyo Kannika Limited	Former Vessel-Owning Company(9)	Hong Kong	1/1 – 12/31	1/1 – 12/31	—
Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Sikinos Shipping Corporation	Former Vessel-Owning Company(18)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/14 – 12/31	—
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/14 – 12/31	—
Rhea Shipping Corporation	Vessel-Owning Company(14), (8)	Marshall Is.	1/1 – 12/31	12/20 – 12/31	—
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/20 – 12/31	—
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/20 – 12/31	—
Bole Shipping Corporation	Vessel-Owning Company(15),(22)	Marshall Is.	6/29 – 12/31	—	—
Boysenberry Shipping Corporation	Former Vessel-Owning Company(15), (16)	Marshall Is.	6/29 – 12/31	—	—
Brandeis Shipping Corporation	Vessel-Owning Company(15),(20)	Marshall Is.	6/29 – 12/31	—	—
Buff Shipping Corporation	Vessel-Owning Company(15),(21)	Marshall Is.	6/29 – 12/31	—	—
Cadmium Shipping Corporation	Vessel-Owning Company(15)	Marshall Is.	6/29 – 12/31	—	—
Celadon Shipping Corporation	Vessel-Owning Company(15)	Marshall Is.	6/29 – 12/31	—	—
Cerulean Shipping Corporation	Former Vessel-Owning Company(15), (17)	Marshall Is.	6/29 – 12/31	—	—

(1)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(2)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.
(3)	Navios Midstream acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.
(4)	Each company had the rights over a shipbuilding contract of an MR2 product tanker vessel. In February 2015, these shipbuilding contracts were terminated, with no exposure to Navios Acquisition, due to the shipyard’s inability to issue a refund guarantee.
(5)	Former vessel-owner of the Nave Lucida which was sold to an unaffiliated third party on January 27, 2016.

(6)	Former vessel-owner of the Nave Universe which was sold to an unaffiliated third party on October 4, 2016.

(7)	Former vessel-owner of the Nave Constellation which was sold to an unaffiliated third party on November 15, 2016.

(8)	Currently, vessel-operating company under a sale and leaseback transaction.

(9)	The vessel Shinyo Kannika was sold to an unaffiliated third party on March 22, 2018.
(10)	Bareboat chartered-in vessels with purchase option, expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022.
(11)	In March 2019, the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt was involved in a collision incident. The Company maintains insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). In May 10, 2019, Navios Acquisition sold the Shinyo Ocean, a 2001-built VLCC vessel of 281,395 dwt to an unaffiliated third party for a sale price of $12.5 million.
(12)	On March 25, 2019, Navios Acquisition sold the C. Dream, a 2000-built VLCC vessel of 298,570 dwt to an unaffiliated third party for a sale price of $21.8 million.
(13)	On October 8, 2019, Navios Acquisition sold the Nave Electron, a 2002-built VLCC vessel of 305,178 dwt to an unaffiliated third party for a sale price of $25.3 million.
(14)	In December 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers following the Liquidation of Navios Europe I.
(15)	In June 2020, Navios Acquisition acquired seven vessel owning companies following the Liquidation of Navios Europe II.
(16)	In March 2021, Navios Acquisition sold the Solstice N, a 2007-built container vessel of 3,398 teu to an unaffiliated party for a sale price of $ 11.0 million.
(17)	In January 2021, Navios Acquisition sold the Allegro N, a 2014-built container vessel of 3,421 teu to an unaffiliated party for a sale price of $ 14.1 million.
(18)	In March 2021, Navios Acquisition sold the Nave Celeste, a 2003-built VLCC vessel of 298,717 dwt to an unaffiliated party for a sale price of $ 24.4 million.

(19)	In April 2021, Navios Acquisition agreed to sale the Nave Neutrino, a 2003-VLCC vessel of 298,287 dwt to an unaffiliated party for a sale price of $25.0 million.
(20)	In April 2021, Navios Acquisition agreed to sale the Ete N a 2012-built container vessel of 41,139 dwt to a related party for a sale price of $19.5 million.
(21)	In April 2021, Navios Acquisition agreed to sale the Fleur N a 2012-built container vessel of 41,130 dwt to a related party for a sale price of $19.5 million.
(22)	In April 2021, Navios Acquisition agreed to sale the Spectrum N a 2009-built container vessel of 34,333 dwt to a related party for a sale price of $16.5 million.

Table of Contents	62

Our Charters

Our major customers during 2020 were Navig8, China ZhenHua and China Shipping. For the year ended December 31, 2020, these three customers accounted for 25.5%, 11.4%, and 10.7%, respectively, of Navios Acquisition’s revenue.

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

Table of Contents	63

Vessels Operations

Under our charters, our vessel manager is generally responsible for commercial, technical, health and safety and other management services related to the vessels’ operation, and the charterer is responsible for bunkering and substantially all of the vessel voyage costs, including canal tolls and port charges.

Vessel operating expenses (management fees)

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

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business, including the impact of the COVID-19 pandemic. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

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

Period over Period Comparisons

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table presents consolidated revenue and expense information for the years ended December 31, 2020 and 2019. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2020	Year ended December 31, 2019
Revenue	$361,438	$280,117
Time charter and voyage expenses	(17,820)	(22,690)
Direct vessel expenses	(14,119)	(10,132)
Vessel operating expenses (management fees entirely through related party transactions)	(127,611)	(107,748)
General and administrative expenses	(22,097)	(21,689)
Depreciation and amortization	(66,629)	(67,892)
Interest income	32	7,717
Interest expense and finance cost	(82,278)	(91,442)
Gain on bond repurchase	15,786	1,940
Loss on sale of vessels and Impairment loss	(17,168)	(36,731)
Equity in net earnings of affiliated companies	—	2,948
Other income	341	1,335
Other expense	(2,266)	(1,174)
Net income/ (loss)	$27,609	$(65,441)

Table of Contents	64

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2020 and 2019 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2020	Year ended December 31, 2019
FLEET DATA
Available days(1)	16,708	14,107
Operating days(2)	16,576	14,051
Fleet utilization(3)	99.2%	99.6%
Vessels operating at period end	51	43
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$ 20,566	$ 18,248
(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.
(4)	Time Charter Equivalent (“TCE”) Rate per day: Time charter equivalent (“TCE”) Rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Revenue: Revenue for the year ended December 31, 2020 increased by $81.3 million, or 29.0%, to $361.4 million, as compared to $280.1 million for the same period of 2019. The increase was mainly attributable to an: (i) increase in revenue by $27.4 million due to the acquisition of five product tankers from Navios Europe I in December 2019 and by $10.9 million due to the acquisition of seven containerships from Navios Europe II in June 2020; and (ii) increase in market rates during the year ended December 31, 2020 as compared to the same period of 2019; partially mitigated by the sale of three VLCCs in 2019. Available days of the fleet increased to 16,708 days for the year ended December 31, 2020, as compared to 14,107 days for the year ended December 31, 2019, due to the reasons mentioned above. The TCE Rate increased to $20,566 for the year ended December 31, 2020, from $18,248 for the year ended December 31, 2019.

Time charter and voyage expenses: Time charter and voyage expenses for the year ended December 31, 2020 decreased by $4.9 million to $17.8 million as compared to $22.7 million for the year ended December 31, 2019. The decrease was mainly attributable to a: (i) $4.6 million decrease in bunkers consumption and voyage expenses related to the spot voyages incurred in the period; and (ii) $2.1 million decrease in port expenses; partially mitigated by a $1.8 million increase in brokers’ commission costs and costs associated with the bareboat charter-in expense of a VLCC delivered in October 2020 .

Direct vessel expenses: Direct vessel expenses, comprising of the amortization of dry dock and special survey costs of certain vessels of our fleet, amounted to $14.1 million for the year ended December 31, 2020, as compared to $10.1 million for the year ended December 31, 2019.

Vessel operating expenses (management fees): Vessel operating expenses for the year ended December 31, 2020 increased by $19.9 million to $127.6 million, as compared to $107.7 million for the year ended December 31, 2019. The increase was primarily due to the increase in the size of our fleet as discussed above. Please see “Item 7.B. Related Party Transactions” for discussion on the vessel operating expenses (management fees).

General and administrative expenses: Total general and administrative expenses for the year ended December 31, 2020 increased by $0.4 million to $22.1 million compared to $21.7 million for the year ended December 31, 2019. The increase was primarily due to the increase in the size of our fleet as discussed above. For the year ended December 31, 2020 and 2019, the expenses charged by the Manager for administrative services were $13.1 million and $11.1 million, respectively.

Table of Contents	65

Depreciation and amortization: Depreciation decreased by $1.3 million to $66.6 million for the year ended December 31, 2020 as compared to $67.9 million for the year ended December 31, 2019, mainly due to the sale of three VLCCs in 2019; partially mitigated by the acquisition of five product tankers of Navios Europe I in December 2019.

Interest income: Interest income for the year ended December 31, 2020 amounted to less than $0.1 million, as compared to $7.7 million for the year ended December 31, 2019.

Interest expense and finance cost: Interest expense and finance cost amounted to $82.3 million for the year ended December 31, 2020 as compared to $91.4 million for the same period in 2019. The decrease was mainly due to the decrease of the weighted average interest rate for the year ended December 31, 2020 to 6.39% compared to 7.11% in the same period in 2019 and the decrease of the average outstanding balance. The average outstanding balance of our credit facilities (other than the 2021 Notes, as defined herein”) decreased to $526.8 million for the year ended December 31, 2020 as compared to $528.9 million for the year ended December 31, 2019.

Gain on bond repurchase: Gain on bond repurchase for the year ended December 31, 2020 was $15.8 million as compared to $1.9 million for the same period in 2019. During the year ended December 31, 2020, Navios Acquisition repurchased $55.4 million of its ship mortgage notes for a cash consideration of $39.4 million resulting in a gain on bond repurchase of $15.8 million net of deferred fees written-off. During the year ended December 31, 2019, Navios Acquisition repurchased $12.0 million of its ship mortgage notes for cash consideration of $10.0 million resulting in a gain on bond repurchase of $1.9 million net of deferred fees written-off.

Loss on sale of vessels and Impairment loss: The loss on sale of vessels and impairment loss for the year ended December 31, 2020 amounted to $17.2 million as compared to $36.7 million for the same period in 2019. The loss on sale of vessels and impairment loss for the year ended December 31, 2020 related to: (i) the other-than-temporary impairment recognized in Navios Acquisition’s receivable from Navios Europe II amounted to $13.9 million and (ii) an impairment loss amounted to $3.3 million as a result of a held for sale remeasurement in respect of the sale of two containers vessels in 2021 that were acquired from Navios Europe II during the second quarter of 2020. The loss on sale of vessels and impairment loss for the year ended December 31, 2019 resulted from: (i) $32.7 million accelerated amortization of intangible assets in connection with early termination of certain contracts; and (ii) $7.3 million impairment loss relating to the sale of the Nave Electron as a result of the impairment testing performed; partially mitigated by a $3.2 million gain on sale of vessel for the year ended December 31, 2019.

Equity/ (loss) in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the year ended December 31, 2020 amounted to $0 million, as compared to $2.9 million for the year ended December 31, 2019, which related to income recognized for Navios Europe I and Navios Europe II.

Other income: Other income for the year ended December 31, 2020 was $0.3 million as compared to $1.3 million for the same period in 2019.

Other expense: Other expense for the year ended December 31, 2020 was $2.3 million as compared to $1.2 million for the same period in 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table presents consolidated revenue and expense information for the years ended December 31, 2019 and 2018. This information was derived from the audited consolidated financial statements of Navios Acquisition for the respective periods.

(in thousands of U.S. dollars)	Year ended December 31, 2019	Year ended December 31, 2018
Revenue	$ 280,117	$ 187,946
Time charter and voyage expenses	(22,690)	(31,593)
Direct vessel expenses	(10,132)	(7,656)
Vessel operating expenses (management fees entirely through related party transactions)	(107,748)	(94,019)
General and administrative expenses	(21,689)	(18,569)
Depreciation and amortization	(67,892)	(56,307)
Interest income	7,717	7,998
Interest expense and finance cost	(91,442)	(77,975)
Gain on bond repurchase	1,940	—
Bargain purchase gain	—	68,951
(Loss)/ gain on sale of vessels and Impairment loss	(36,731)	25
Equity/ (loss) in net earnings of affiliated companies	2,948	(61,284)
Other income	1,335	28
Other expense	(1,174)	(3,918)
Net loss	$ (65,441)	$ (86,373)

Table of Contents	66

Set forth below are selected historical and statistical data for Navios Acquisition for each of the years ended December 31, 2019 and 2018 that we believe may be useful in better understanding Navios Acquisition’s financial position and results of operations.

	Year ended December 31, 2019	Year ended December 31, 2018
FLEET DATA
Available days(1)	14,107	12,735
Operating days(2)	14,051	12,665
Fleet utilization(3)	99.6%	99.4%
Vessels operating at period end	43	41
AVERAGE DAILY RESULTS
Time Charter Equivalent (“TCE”) Rate per day (4)	$ 18,248	$ 13,855
(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.
(4)	Time Charter Equivalent (“TCE”) Rate per day: Time charter equivalent (“TCE”) rate per day is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

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

Vessel operating expenses (management fees): Vessel operating expenses for the year ended December 31, 2019 increased by $13.7 million to $107.7 million, as compared to $94.0 million for the year ended December 31, 2018. The increase was mainly due to the acquisition of Navios Midstream on December 13, 2018 and to the acquisition of five product tankers of Navios Europe I in December 2019. Please see “Item 7.B. Related Party Transactions” for discussion on the vessel operating expenses (management fees).

Table of Contents	67

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

Interest expense and finance cost: Interest expense and finance cost amounted to $91.4 million for the year ended December 31, 2019 as compared to $78.0 million for the same period in 2018. The increase was mainly due to the increase of the weighted average outstanding balance of our credit facilities and financing arrangements (other than the 2021 Notes (as defined below)) to $528.9 million for the year ended December 31, 2019 as compared to $380.7 million for the year ended December 31, 2018. The weighted average interest rate for the year ended December 31, 2019 increased to 7.11% from 6.94%, during the year ended December 31, 2018. As of each of December 31, 2019 and 2018, the outstanding balance under Navios Acquisition’s credit facilities and financing arrangements was $1.2 billion.

Gain on bond repurchase: Gain on debt repurchase for the year ended December 31, 2019 was $1.9 million as compared to $0 for the same period in 2018. During October and November 2019, Navios Acquisition repurchased $12.0 million of its ship mortgage notes for cash consideration of $10.0 million resulting in a gain on bond repurchase of $1.9 million net of deferred fees written-off.

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

Our primary short-term liquidity needs are to fund general working capital requirements, dry docking expenditures, minimum cash balance maintenance as per our credit facility agreements and debt repayment, and other obligations from time to time, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, long-term borrowings and proceeds from asset sales. As of December 31, 2020, Navios Acquisitions’ current liabilities included $704.8 million, related to the maturity of its 2021 Notes and to installments and balloons due under its credit facilities and the financial liabilities under the sale and leaseback transactions.

Table of Contents	68

Going Concern

As of December 31, 2020, Navios Acquisition’s current assets totaled $140.6 million, while current liabilities totaled $805.9 million, resulting in a negative working capital position of $665.3 million, primarily related to the classification as current of the $602.6 million of 2021 Notes (as defined herein) which mature on November 15, 2021, and balloon payments due under its credit facilities and the financial liabilities under the sale and leaseback transactions.

During the first quarter of 2021, Navios Acquisition sold the Allegro N, the Solstice N and the Nave Celeste for an aggregate net sale price of $48.1 million. Additionally, Navios Acquisition entered into agreements to sell the Acrux N, the Vita N, the Nave Neutrino, the Ete N, the Fleur N and the Spectrum N for a sale price of approximately $98.0 million. The Company is currently under discussions to sell the remaining three container vessels that are currently unencumbered and accounted for as assets held for sale.

In addition, during the first quarter of 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer, for a loan of up to $100.0 million to be used for general corporate purposes.

The Company intends to fund its working capital requirements and capital commitments via cash at hand, cash flows from operations, long term borrowings, proceeds from its on-going continuous offering program and other equity offerings, and proceeds from sale of assets.

Although the Company is currently attempting to refinance the outstanding amount of its 2021 Notes and has also engaged in discussions with the holders of its 2021 Notes, the successful completion of the attempts described above, including potential refinancing, sales or other action, are dependent on factors outside the Company’s control and therefore there is substantial doubt over the Company’s ability to continue as a going concern for the 12-month period from the date its consolidated financial statements were issued. In the meantime, Navios Acquisition’s internal forecasts and projections indicate that the Company will generate sufficient cash to make the required principal and interest payments on its borrowings (excluding the above upcoming maturities) and provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Repurchase Programs

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

In the fourth quarter of 2019, Navios Acquisition repurchased $12.0 million of its 2021 Notes (as defined in “Long-Term Debt Obligations and Credit Arrangements—Ship Mortgage Notes”) from unaffiliated third parties in open market transactions for a cash consideration of $10.0 million. During the third quarter of 2020 and up to December 31, 2020, Navios Acquisition repurchased $55.4 million of its ship mortgage notes for a cash consideration of $39.4 million.

Equity Offerings

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $8.00 per share, raising gross proceeds of $15.0 million. Total net proceeds of the above transactions, net of agents’ costs of $0.7 million and offering costs $0.9 million, amounted to $13.4 million.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25.0 million. An amended Sales Agreement was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2020 since the commencement of the program, Navios Acquisition has issued 956,110 shares of common stock and received net proceeds of $5.3 million.

Table of Contents	69

Cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019:

The following table presents cash flow information for the years ended December 31, 2020 and 2019. This information was derived from the audited consolidated statements of cash flows of Navios Acquisition for the respective periods.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Net cash provided by operating activities	$ 112,616	$ 29,244
Net cash (used in)/ provided by investing activities	$ (41,023)	$ 4,027
Net cash used in financing activities	$ (74,287)	$ (35,829)

Cash provided by operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

Net cash provided by operating activities increased by $83.4 million to $112.6 million for the year ended December 31, 2020 as compared to $29.2 million for the same period in 2019. The increase is analyzed as follows:

The net income for the year ended December 31, 2020 was $27.6 million compared to net loss of $65.4 million for the year ended December 31, 2019. In determining net cash provided by operating activities for the year ended December 31, 2020, the net income was adjusted for the effect of depreciation and amortization of $66.6 million, $15.8 million for gain on bond repurchase, $17.2 million for (gain)/ loss on sale of vessels and impairment loss ($3.3 million impairment loss relating to a held for sale remeasurement in respect of the sale of two containers vessels in 2021 that were acquired from Navios Europe II during the second quarter of 2020 and $13.9 million impairment of receivable in affiliated company), $13.5 million for the amortization of drydock and special survey costs, $5.7 million for amortization and write-off of deferred finance costs and bond premium, and $0.5 million for stock based compensation.

The net cash inflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $2.7 million for the year ended December 31, 2020 mainly resulted from a $25.9 million decrease in accounts receivable, a $6.6 million decrease in prepaid expenses and other current assets and a $6.5 million increase in deferred revenue. These were partially offset by a $25.1 million payment for drydock and special survey costs, a $4.9 million decrease in accounts payable, a $4.6 million increase in the balance due from related parties, long-term, a $2.7 million increase in other long term assets, a $2.1 million decrease in the balance due to related parties, a $1.8 million decrease in accrued expenses and a $0.5 million increase in inventories.

In determining net cash provided by operating activities for the year ended December 31, 2019, the net loss was adjusted for the effect of depreciation and amortization of $67.9 million, $36.7 million for loss/ (gain) on sale of vessels and impairment loss, $9.6 million for the amortization of drydock and special survey costs, $4.8 million for amortization and write-off of deferred finance costs and bond premium, $2.9 million for equity in net earnings of affiliated companies, $1.9 million for gain on bond repurchase and $0.9 million for stock based compensation.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $20.4 million for the year ended December 31, 2019 mainly resulted from an $8.7 million increase in accounts receivable, a $7.0 million increase in the balance due from related parties, short-term, a $6.9 million payment for drydock and special survey costs, a $4.9 million decrease in the balance due to related parties and a $0.9 million decrease in deferred revenue. These were partially offset by a $3.5 million decrease in inventories, a $2.7 million decrease in prepaid expenses and other current assets, a $0.9 million decrease in the balance due from related parties long-term, a $0.3 million increase in accounts payable and a $0.6 million increase in accrued expenses.

Cash (used in)/ provided by investing activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

Net cash (used in)/ provided by investing activities decreased by $45.0 million to $41.0 million outflow at December 31, 2020 from $4.0 million inflow at December 31, 2019.

Net cash used in investing activities for the year ended December 31, 2020, resulted from $41.0 million from the acquisition of seven containerships from Navios Europe II in June 2020 and vessels improvements.

Net cash provided by investing activities for the year ended December 31, 2019, resulted from $71.3 million net cash proceeds from sale of vessels; partially mitigated by: (i) $65.2 million from vessels additions; and (ii) $2.0 million from loans to affiliates.

Table of Contents	70

Cash used in financing activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

Net cash used in financing activities increased by $38.5 million to a $74.3 million outflow at December 31, 2020 from a $35.8 million outflow in the year ended December 31, 2019.

Net cash used in financing activities for the year ended December 31, 2020 resulted from: (i) $186.9 million of loan repayments; (ii) $19.2 million of dividends paid; and (iii) $2.4 million of debt issuance costs; and was partially mitigated by: (a) $131.0 million loan proceeds, net of deferred finance costs; and (b) $3.2 million in net proceeds from equity offering.

Net cash used in financing activities for the year ended December 31, 2019 resulted from the receipt of $308.4 million in loan proceeds, net of deferred finance costs and the receipt of $16.2 million in net proceeds from equity offerings, which were partially offset by the use of (i) $347.7 million of loan repayments; (ii) $12.4 million of dividends paid; and (iii) $0.4 million for acquisition of treasury stock.

Cash flows for the year ended December 31, 2019 compared to the year ended December 31, 2018:

The following table presents cash flow information for the years ended December 31, 2019 and 2018. This information was derived from the audited consolidated statements of cash flows of Navios Acquisition for the respective periods.

	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by/ (used in) operating activities	$ 29,244	(38,709)
Net cash provided by investing activities	$ 4,027	79,813
Net cash used in financing activities	$ (35,829)	(80,953)

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

The net loss for the year ended December 31, 2019 was $65.4 million compared to $86.4 million loss for the year ended December 31, 2018. In determining net cash provided by operating activities for the year ended December 31, 2019, the net loss was adjusted for the effect of depreciation and amortization of $67.9 million, $36.7 million for loss/ (gain) on sale of vessels and impairment loss, $9.6 million for the amortization of drydock and special survey costs, $4.8 million for amortization and write-off of deferred finance costs and bond premium, $2.9 million for equity in net earnings of affiliated companies, $1.9 million for gain on debt repurchase and $0.9 million for stock based compensation.

The net cash outflow resulting from the change in operating assets, liabilities and payments for drydock and special survey costs of $20.4 million for the year ended December 31, 2019 mainly resulted from an $8.7 million increase in accounts receivable, a $7.0 million increase in the balance due from related parties, short-term, a $6.9 million payment for drydock and special survey costs, a $4.9 million decrease in the balance due to related parties and a $0.9 million decrease in deferred revenue. These were partially offset by a $3.5 million decrease in inventories, a $2.7 million decrease in prepaid expenses, a $0.9 million decrease in the balance due from related parties, long-term, a $0.3 million increase in accounts payable and a $0.6 million increase in accrued expenses.

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

Table of Contents	71

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

Cash used in financing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash used in financing activities increased by $45.1 million to a $35.8 million outflow at December 31, 2019 from an $80.9 million outflow in the year ended December 31, 2018.

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

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Year	Year	Year
	Ended	Ended	Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Expressed in thousands of U.S. dollars
Net cash provided by/ (used in) operating activities	$112,616	$29,244	$(38,709)
Net (decrease)/ increase in operating assets	(24,725)	8,569	(2,152)
Net decrease/ (increase) in operating liabilities	2,272	4,900	(3,834)
Net interest cost	82,246	83,725	69,977
Amortization and write-off of deferred finance costs and bond premium	(5,671)	(4,798)	(3,743)
Bargain purchase gain	—	—	68,951
Impairment of receivable in Navios Europe II / Equity/ (loss) in net earnings of affiliates (including OTTI loss and loss on revaluation of existing interest)	(13,900)	2,948	(61,284)
Payments for dry dock and special survey costs	25,103	6,864	19,412
Gain on sale of vessels	—	3,245	25
Impairment loss	(3,268)	(7,287)	—
Gain on bond repurchase	15,786	1,940	—
Stock-based compensation	(482)	(909)	(1,076)

EBITDA	$189,977	$128,441	$47,567
Net negative effect on equity/ (loss) in net earnings of affiliated companies due to sale of the Shinyo Kannika by Navios Midstream to an unaffiliated third party	—	—	6,005
Loss on revaluation of previously held interest	—	—	75,698
Bargain purchase gain	—	—	(68,951)
Accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015	—	—	(6,777)
Gain on sale of vessels	—	(3,245)	(25)
Impairment loss	3,268	7,287
Impairment of receivable in Navios Europe II	13,900	—	—
Stock-based compensation	482	909	1,076
Gain on bond repurchase	(15,786)	(1,940)	—
Adjusted EBITDA	$191,841	$131,452	$54,593

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by/ (used in) operating activities	$ 112,616	$ 29,244	$ (38,709)
Net cash (used in)/ provided by investing activities	$ (41,023)	$ 4,027	$ 79,813
Net cash used in financing activities	$ (74,287)	$ (35,829)	$ (80,953)

Table of Contents	72

EBITDA in this document represents net income/ (loss) before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA in this document represents EBITDA excluding certain items, such as stock-based compensation, gain on sale of vessels, gain/ (loss) on debt repayment and other than temporary investment loss on equity investment.

We use Adjusted EBITDA as liquidity measure and reconcile EBITDA and Adjusted EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance costs and other related expenses; (v) equity/ (loss) in net earnings of affiliates, net of dividends received; (vi) payments for dry dock and special survey costs; (vii) impairment charges; (viii) gain/ (loss) on sale of assets; (ix) gain/ (loss) on debt repayment; (x) stock- based compensation and (xi) transaction costs. Navios Acquisition believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Acquisition also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA affected by the items described in the table above, for the year ended December 31, 2020 increased by $60.3 million to $191.8 million, as compared to $131.5 million for the same period of 2019. The increase in Adjusted EBITDA was mainly due to: (a) an $81.3 million increase in revenue; and (b) a $4.9 million decrease in time charter and voyage expenses; partially mitigated by a: (i) $19.9 million increase in operating expenses primarily due to the increase in the size of our fleet as discussed above; (ii) $2.9 million decrease in equity in net earnings of affiliated companies; (iii) $1.1 million increase in other expense; (iv) $1.0 million decrease in other income; and (v) $1.0 million increase in general and administrative expenses (excluding stock-based compensation) mainly due to the increase in the size of our fleet as discussed above.

Adjusted EBITDA affected by the items described in the table above, for the year ended December 31, 2019 increased by $74.7 million to $131.5 million, as compared to $56.8 million for the same period of 2018. The increase in Adjusted EBITDA was mainly due to: (a) a $92.2 million increase in revenue; (b) an $8.9 million decrease in time charter and voyage expenses; (c) a $2.7 million decrease in other expense; and (d) a $1.3 million increase in other income; partially mitigated by a: (i) $13.2 million increase in operating expenses due to the acquisition of Navios Midstream in December 2018 and to the amendment of the fees under the Management Agreement in May 2018 and $0.5 million increase in operating expenses due to the acquisition of five product tankers of Navios Europe I in December 2019; (ii) $10.7 million decrease in equity in net earnings of affiliated companies (excluding the $6.0 million of negative effect on equity/ (loss) in net earnings of affiliated companies, relating to the sale of the Shinyo Kannika by Navios Midstream); (iii) $5.5 million increase in general and administrative expenses (excluding stock-based compensation and transaction costs in relation to the merger of Navios Midstream in the fourth quarter of 2018); and (iv) $0.5 million increase in direct vessel expenses (other than amortization of dry dock and special survey cost).

Table of Contents	73

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

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of (i) Navios Acquisition Finance (a co-issuer of the 2021 Notes), (ii) NAP General Partner (as defined herein), and (iii) Navios Midstream and its subsidiaries.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declined ratably until it reached par in 2019, plus accrued and unpaid interest, if any.

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

In connection with the release with the release of the Nave Celeste and the Nave Neutrino from the 2021 Notes, the Nave Spherical and an amount of $5.2 million were added as collateral.

In the fourth quarter of 2019, Navios Acquisition repurchased $12.0 million of its ship mortgage notes for a cash consideration of $10.0 million resulting in a gain on bond repurchase of $1.9 million net of deferred fees written-off.

In the third quarter of 2020, Navios Acquisition repurchased $19.0 million of its ship mortgage notes for a cash consideration of $11.9 million resulting in a gain on bond repurchase of $7.0 million net of deferred fees written-off.

In the fourth quarter of 2020, Navios Acquisition repurchased $36.4 million of its ship mortgage notes for a cash consideration of $27.5 million resulting in a gain on bond repurchase of $8.8 million net of deferred fees written-off.

The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2020.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of (i) Navios Acquisition Finance (a co-issuer of the 2021 Notes) , (ii) NAP General Partner (as defined herein), and (iii) Navios Midstream and its subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream and its subsidiaries are 100% owned.

Table of Contents	74

Credit Facilities

As of December 31, 2020, the Company had secured credit facilities with various commercial banks with a total outstanding balance of $0.1 billion.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The maturity date of the loan was in the third and fourth quarter of 2020. The repayment of each tranche started three months after the delivery date of the respective vessel. It bore interest at a rate of LIBOR plus 300 bps. The loan also required compliance with certain financial covenants. The outstanding balance under the facility of $27.5 million was fully prepaid in June 2020.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The maturity date of each of the tranches of the loan is in the second and third quarters of 2022. The loan also requires compliance with certain financial covenants. As of December 31, 2020, an amount of $36.3 million was outstanding.

Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB: In November 2015, Navios Acquisition, entered into a term loan facility of up to $125.0 million (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescäft and Skandinaviska Enskilda Banken AB, dated July 18, 2014. Four of the five tranches of the facility were repayable in 20 quarterly installments of between approximately $0.44 million and $1.9 million, each with a final balloon repayment to be made on the last repayment date. The fifth tranche was repayable in 16 quarterly installments of between approximately $0.7 million and $0.8 million, each. The maturity date of the loan was in the fourth quarter of 2020. The credit facility bore interest at LIBOR plus 295 bps per annum.

On March 23, 2018, Navios Acquisition prepaid $26.8 million, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $0.3 million was written-off in the consolidated statements of operations. On June 18, 2020, Navios Acquisition prepaid $16.3 million, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Sextans. In October 2020, Navios Acquisition extended the maturity date of the loan to February 2021. As of December 31, 2020, the outstanding balance under this facility was $16.1 million. In February 2021, Navios Acquisition extended the maturity date of the loan to March 2021. In March 2021, Navios Acquisition fully repaid the amount of $16.1 million.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24.0 million to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $0.6 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2020, the outstanding balance under this facility was $16.0 million.

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million in aggregate, with a final balloon payment of $20.0 million to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2020, an amount of $24.0 million was outstanding under this facility.

Hamburg Commercial Bank AG: In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31.8 million in order to refinance one VLCC. The facility is repayable in 4 quarterly installments of $0.8 million each with a final balloon payment of $28.4 million repayable on the last repayment date. The facility matures in October 2020 and bears interest at LIBOR plus 280 bps per annum. In October 2020, Navios Acquisition extended the maturity date of the loan to October 2024. The remaining balance of the facility is repayable in 16 quarterly installments of $0.8 million each with a final balloon payment of $14.9 million repayable on the last repayment date and bears interest at LIBOR plus 390 bps per annum. As of December 31, 2020, $28.4 million was outstanding under this facility.

Table of Contents	75

Deutsche Bank AG Filiale Deutschlandgeschäft: In December 2019, Navios Acquisition entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $32.5 million in order to finance one MR1 and two LR1s acquired from Navios Europe I. The facility was repayable in one single repayment on the last repayment date. The facility matured in June 2020 and bore interest at LIBOR plus 400 bps per annum. In the second quarter of 2020, Navios Acquisition fully repaid the amount of $32.5 million.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20.8 million in order to refinance two LR1s. The facility is repayable in 16 quarterly installments of $0.8 million each with a final balloon payment of $8.0 million repayable on the last repayment date. The facility matures in June 2024 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2020, an amount of $19.2 million was outstanding under this facility.

Hamburg Commercial Bank AG: In June 2020, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $41.7 million in order to acquire seven containerships. The facility was repayable in 4 quarterly installments with a final balloon payment of $21.7 million repayable on the last repayment date. The facility matured in May 2021 and bore interest at LIBOR plus 375 bps per annum and top up fee ranging from 225 bps to 425 bps per annum. As of December 31, 2020, an amount of $31.7 million was outstanding under this facility and is presented under “Liabilities associated with assets held for sale”. In the first quarter of 2021, Navios Acquisition fully repaid the amount of $31.7 million.

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

As of December 31, 2020, no amount was available to be drawn from the Company’s facilities.

As of December 31, 2020, the Company was in compliance with its covenants.

Sale and Leaseback Agreements

As of December 31, 2020, the Company had sale and leaseback agreements with various unrelated third parties with a total outstanding balance of $0.3 billion.

As of December 31, 2020 and 2019, the deposits under the sale and leaseback agreements were $9.1 million and $5.5 million, respectively, and are presented under “Other long term assets” in the consolidated balance sheets.

On March 31, 2018, Navios Acquisition entered into a $71.5 million sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and lease back agreement as a financial liability. The agreement will be repayable in 24 equal consecutive quarterly installments of $1.5 million each, with a repurchase obligation of $35.8 million on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71.5 million under this agreement. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities. As of December 31, 2020, the outstanding balance under this agreement was $55.1 million.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103.2 million in order to refinance $50.3 million outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 in the amount of $32.2 million. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2.3 million each, with a purchase obligation of $39.7 million to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026, respectively, and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2020, the outstanding balance under these agreements was $88.7 million. In connection with an amendment, in April 2021, the Company prepaid the amount of $10.2 million.

Table of Contents	76

In August 2019, the Company entered into an additional sale and leaseback agreement of $15.0 million, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $0.2 million, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of December 31, 2020, the outstanding balance under this agreement was $12.3 million.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47.2 million in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.4 million each, with a purchase obligation of $19.2 million to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2020, the outstanding balance under this agreement was $40.4 million. In connection with an amendment, in April 2021, the Company prepaid the amount of $3.6 million.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90.8 million in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2.8 million each, with a repurchase obligation of up to $25.8 million in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of December 31, 2020, the outstanding balance under this agreement was $79.5 million.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72.1 million in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1.8 million each, with a repurchase obligation of up to $27.0 million in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on the vessel financed. As of December 31, 2020, the outstanding the balance under the agreements was $68.5 million. In connection with an amendment, in April 2021, the Company prepaid the amount of $6.2 million.

As of December 31, 2020, the Company was in compliance with its covenants.

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

Table of Contents	77

F.	Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of December 31, 2020:

	Payments due by period (unaudited)(1)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years		3-5 years	More than 5 years	Total
Long-term debt obligations(1)	$709,222	$142,63	9	$125,053	$110,215	$1,087,129
Operating lease obligations (bareboat-in charters) for vessel in operation(2), (3)	7,994	15,988		16,009	52,381	92,372
Lease obligations (bareboat-in charters) for vessels to be delivered (2), (3)	9,636	$43,996		$48,027	$179,749	$281,408
Total contractual obligations	$726,852	$202,623		$189,089	$342,345	$1,460,909

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 230 bps to 410 bps per annum to the $670.0 million 2021 Notes fixed rate of 8.125%.
(2)	In August 2018, Navios Acquisition agreed to the main terms of a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs. The first VLCC was delivered in October 2020 and lease payments on undiscounted basis are included under operating lease obligations (time charters) for vessels in operation. The second VLCC was delivered in February 2021. In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for two newbuild Japanese VLCCs each delivered in the fourth quarter of 2020 and the first quarter of 2021. In the first quarter of 2019, Navios Acquisition exercised its option for a third Japanese VLCC newbuilding under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the third quarter of 2021. In the second quarter of 2020, Navios Acquisition exercised its option for a fourth Japanese newbuild VLCC under a twelve year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.
(3)	Represent total amounts of lease payments on an undiscounted basis.

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Navios Midstream entered into new charter contracts for the above vessels with third parties upon their redelivery in first quarter of 2017. Those contracts provided for index linked charter rates or pool earnings as the case may be. Backstop commitments would have been triggered if the actual rates achieved were below the backstop rates. Please refer to “Item 7.B. Related Party Transactions”.

The backstop commitment for Shinyo Kannika terminated following the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018.

In January and February 2019, all Backstop Agreements (as defined below) expired pursuant to their initial terms.

Navios Acquisition leased office space in Monaco pursuant to a five year lease agreement, dated July 1, 2018, that expires in June 2023, for a monthly rent of approximately $0.01 million.

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

Table of Contents	78

Fair Value of Vessels: As of December 31, 2020, Navios Acquisition owned and operated a fleet of 50 vessels, with an aggregate carrying value of $1,411.2 million, including the unamortized portion of deferred drydock and special survey costs related to the vessel and intangible assets. On a vessel-by-vessel basis, as of December 31, 2020, the carrying value of 47 of Navios Acquisition’s vessels (including the unamortized portion of deferred drydock and special survey costs and intangible assets related to the vessel) exceeds the estimated fair value of those same vessels by approximately $343.5 million in the aggregate (the unrealized loss).

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

A vessel-by-vessel summary as of December 31, 2020 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

Vessel name	Date of Acquisition	Purchase Price	Carrying Value as of December 31, 2020
	(In millions of U.S. dollars)
Nave Cielo	6/29/2010	$43.7	$26.8	*
Nave Ariadne	7/2/2010	$43.7	$26.1	*
Nave Cosmos	10/27/2010	$31.8	$21.6	*
Nave Polaris	1/27/2011	$31.8	$20.5	*
Nave Orbit	7/12/2011	$42.5	$26.2	*
Nave Equator	7/18/2011	$42.4	$26.4	*
Nave Andromeda	11/14/2011	$44.3	$30.4	*
Nave Estella	1/20/2012	$44.6	$32.9	*
Nave Atria	7/31/2012	$37.6	$27.3	*
Nave Cassiopeia	8/31/2012	$43.8	$32.1	*
Nave Cetus	10/31/2012	$44.0	$32.1	*
Nave Aquila	11/9/2012	$37.8	$27.5	*
Nave Bellatrix	1/24/2013	$38.0	$27.9	*
Nave Orion	3/22/2013	$38.1	$28.2	*
Nave Rigel	2/13/2013	$47.9	$35.2	*
Nave Atropos	4/24/2013	$48.2	$35.9	*
Nave Titan	6/10/2013	$37.1	$28.2	*
Nave Capella	7/9/2013	$37.2	$28.2	*
Nave Alderamin	9/3/2013	$37.3	$28.6	*
Nave Equinox	6/26/2013	$23.5	$16.6	*
Nave Pulsar	7/9/2013	$23.6	$16.7	*
Bougainville	9/30/2013	$35.6	$27.4	*
Nave Dorado	9/24/2013	$16.8	$13.5	*
Nave Jupiter	5/7/2014	$39.6	$32.5	*
Nave Luminosity	9/19/2014	$39.6	$33.6	*
Nave Pyxis	11/20/2014	$33.4	$27.7	*
Nave Quasar	2/12/2014	$54.7	$47.1	*
Nave Buena Suerte	3/10/2014	$57.2	$44.5	*
Nave Neutrino	6/16/2014	$43.7	$31.5	*
Nave Synergy	12/09/2014	$75.9	$62.5	*
Nave Sextans	1/8/2015	$33.4	$27.7	*
Nave Velocity	2/11/2015	$39.2	$33.3	*
Nave Spherical	11/6/2015	$69.2	$61.9	*
Nave Photon	12/2/2015	$65.2	$53.2	*
Nave Galactic	12/14/2018	$44.0	$44.8	*
Nave Celeste	12/14/2018	$28.0	$25.5
Nave Universe	12/14/2018	$79.4	$55.0	*
Nave Constellation	12/14/2018	$75.5	$57.4	*
Aurora N	12/19/2019	$19.5	$19.3	*
Lumen N	12/19/2019	$19.5	$18.3	*
Perseus N	12/19/2019	$16.6	$15.6	*
Star N	12/13/2019	$15.8	$14.9	*
Hector N	12/13/2019	$13.2	$12.4	*
Fleur N	06/29/2020	$12.5	$12.6	*
Ete N	06/29/2020	$12.5	$12.5	*
Accrux N	06/29/2020	$9.0	$9.1	*
Vita N	06/29/2020	$8.8	$8.9	*
Allegro N	06/29/2020	$13.0	$13.0
Solstice N	06/29/2020	$10.0	$10.0
Spectrum N	06/29/2020	$10.1	$10.1	*
		$1,809.8	$1,411.2

Table of Contents	79

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that Navios Acquisition would sustain on a hypothetical disposition of those vessels as of December 31, 2020, the recognition of the unrealized loss absent a disposition (i.e., as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the unamortized portion of deferred drydock and special survey costs related to the vessel).

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

Table of Contents	80

During the fourth quarter of fiscal 2020, management concluded that, during the year events occurred and circumstances had changed, over previous years, which indicated the potential impairment of Navios Acquisition’s long-lived assets may exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets or identified asset groups was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the unamortized portion of deferred dry-dock and special survey costs and the carrying value of the related intangible, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10- year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, vessel operating expenses fixed until December 2021 and thereafter assuming an increase of 3.0% every second year and utilization rate of 99.4% based on the fleets historical performance.

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

	December 31, 2020		December 31, 2019
	Number of vessels (*)	Amount (U.S. millions) (**)	Number of vessels (*)	Amount (U.S. millions) (**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	4	6.5
1-year historical average rate	18	71.7	8	57.6

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that exceeds the estimated fair value (the unrealized loss).

In connection with its impairment testing on its vessels as of December 31, 2020, the Company performed sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flow for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Group uses to forecast future cash flows for unfixed days, ranging from 7.0% to 93.0%, excluding the vessels acquired from Navios Europe I (depending on the vessel).

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year historical average (of the one-year charter rate for similar vessels), three-year historical average (of the one-year charter rate for similar vessels), and one-year average (for similar vessels). The table below compares the 10-year historical average and the rates for five-year, three-year and one-year historical average, each as of December 31, 2020:

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10- year Historical Average (of the One- Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% above/ (below) the 10-year average)
Chemicals	(24.5%)	(15.0%)	(19.2%)
MR2s	(2.9%)	(2.8%)	(9.1%)
MR2s – eco	(0.8%)	0.5%	1.8%
LR1s	(3.6%)	(2.9%)	(18.9%)
VLCCs	5.1%	8.0%	(25.1%)

Table of Contents	81

As disclosed elsewhere, the fleet includes 47 vessels for which the carrying value exceeds the estimated fair value of those same vessels by approximately $343.5 million in the aggregate (the unrealized loss). If testing for impairment using historical rates for five-year historical average of the one-year charter rate (for similar vessels), in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels, would have carrying values in excess of their projected undiscounted future cash flows. If testing for impairment using historical rates for three year and one-year charters historical average (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 0 and 18 of its vessels, respectively would have carrying values in excess of their projected undiscounted future cash flows.

The assessment performed as of December 31, 2020 concluded that no impairment of vessels is required since the undiscounted projected net operating cash flows exceeded the carrying value for all the Company’s vessels.

In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of operations calculated by comparing the asset’s carrying value to its fair value. Fair value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends vary significantly from the forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

During the year ended December 31, 2020, the Company recognized an impairment loss amounted to $3.3 million as a result of a held for sale remeasurement in respect of the sale of two containers vessels in 2021 that were acquired from Navios Europe II during the second quarter of 2020 and classified as held for sale, and an other-than-temporary impairment of $13.9 million recognized in the Navios Acquisition's receivable from Navios Europe II.

During the year ended December 31, 2019, the Company recognized an impairment loss on sale of vessel of $7.3 million relating to the sale of Nave Electron.

There was no impairment loss recognized for the year ended December 31, 2018.

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

Table of Contents	82

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

The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018.

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

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $266.0 million, $167.7 million and $122.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. The majority of revenue from time chartering is usually collected in advance.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $51.8 million, $71.2 million and $53.0 million, for the years ended December 31, 2020, 2019 and 2018, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

Table of Contents	83

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. For the years ended December 31, 2020, 2019, and 2018 revenues under voyage contracts were $9.9 million, $33.4 million, and $11.6 million, respectively. Capitalized costs as of December 31, 2020 and 2019 related to costs to fulfill the contract amounted to $0 and $0.1 million, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of December 31, 2020 that related to voyage contracts was $0.3 million (December 31, 2019: $12.2 million). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2020, 2019 and 2018 amounted to $33.7 million, $7.8 million and $1.1 million, respectively.

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

Navios Acquisition considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be other-than-temporary (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value (Please refer to Note 11 – Investments in Affiliates).

Recent Accounting Pronouncements

For a description of Navios Acquisition’s recent accounting pronouncements, see Note 2 to the Consolidated Financial Statements, included herein.

Table of Contents	84

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of Navios Acquisition’s directors, executive officers and key employees.

Name	Age	Position
Angeliki Frangou	56	Chairman, Chief Executive Officer and Director (Class C)
Leonidas Korres	45	Chief Financial Officer
Vasiliki Papaefthymiou	52	Secretary
Anna Kalathakis	50	Director (Class C), Senior Vice President — Legal Risk Management
George Galatis	57	Director (Class A)
Brigitte Noury	74	Director (Class A)
Ted C. Petrone	65	Director (Class B)
Eleni Warren	71	Director (Class A)
Christos Kokkinis	69	Director (Class B)
Casey McDonald	49	Director (Class B)

Angeliki Frangou has been our Chairman and Chief Executive Officer since our inception. Ms. Frangou has also been Chairman and CEO of Navios Holdings (NYSE: NM) — our sponsor — since August 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Partners (NYSE: NMM), an affiliated limited partnership, since August 2007. Ms. Frangou has been the Chairman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Table of Contents	85

Leonidas Korres has been our Chief Financial Officer since April 2010. Mr. Korres also has served as Senior Vice President for Business Development of Navios Holdings since January 2010 and Head of Research of Navios Group since January 2018. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a senior financial advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a non-profit company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens Stock Exchange and the New York Stock Exchange). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for operating the Olympic venues. Mr. Korres earned his bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

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

George Galatis has served as a member of our Board of Directors since July 2010. He is currently the Executive Vice President — Product Development at Demo Pharmaceutical Industry having served as a Senior Vice President — Project Development since 1999. Mr. Galatis also served as a technical manager in Pharmaceutical Industry Projects at Telos Consulting Ltd. of London from 1994 to 1999. Previously, Mr. Galatis served as an engineer, technical manager and product manager at various shipping companies in the United States and the U.K. Mr. Galatis is a mechanical engineer and holds a bachelor’s degree in Mechanical Engineering and master’s degree in robotics from the University of Newcastle upon Tyne. Mr. Galatis is also a member of our Audit Committee, our Compensation Committee and our Nominating and Governance Committee. Mr. Galatis is an independent director.

Brigitte Noury has been a member of our Board of Directors since May 2010. Ms. Noury served from March 2002 until December 2009 as Director of Corporate & Investment Banking Asset & Recovery Management — Europe for Societe Generale. She also served from June 1989 until February 2002 as Head of Shipping at Societe Generale. In addition, she served as Vice President — Shipping at Banque Indosuez from 1987 to 1989. Before that Ms. Noury served as Financial Controller at Banque Internationale pour l’Afrique Occidentale (later acquired by BNP Paribas). Ms. Noury received a master’s degree in Economic Sciences and a diploma in Business Administration from the University of Dijon. Ms. Noury is also a member of our Audit Committee and Nominating and Governance Committee and is an independent director.

Ted C. Petrone has been a member of our Board of Directors since our inception and was our President from our inception until December 2014. He has also been a director of Navios Holdings since May 2007, and served as President of Navios Corporation from September 2006 until December 2014. He currently serves as Navios Corporation’s Vice Chairman, a position he has held since December 2014. Mr. Petrone has served in the maritime industry for 44 years, 40 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked there in various operational and commercial positions. Mr. Petrone was previously responsible for all the aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a bachelor of science degree in maritime transportation. He has also served aboard U.S. Navy (Military Sealift Command) tankers.

Table of Contents	86

Eleni Warren has served as a member of our Board of Directors since June 2017. She is a lawyer by training with more than 35 years of experience in banking and financial services. Ms. Warren joined V&P Law Firm (the predecessor to the firm now known as PPT Legal) in 1986, where she was partner from 2011 until April 2017. From 1986 Ms. Warren was in-house legal advisor of Credit Commercial de France S.A., Athens. She was also the head of the Compliance Department of that bank for several years, overseeing compliance with the basic principles and criteria applicable to credit and financial institutions supervised by the Bank of Greece and with the internal rules applied by the Head Office of HSBC France (ex Credit Commercial de France S.A.). From 1981 to 2017, Ms. Warren was a member of the Athens Bar. She obtained her law degree from the Law School of the University of Athens and also holds a bachelor degree in Political Sciences from Athens Pantion University. Ms. Warren is a member of our Compensation Committee as an independent director.

Christos Kokkinis has been a member of our Board of Directors since December 2018. Mr. Kokkinis has over 35 years of experience in ship finance and he is currently an independent consultant on shipping financial matters and a Board member of the Onassis Cardial Surgery Center. He spent 19 years at Alpha Bank, having established and served as the Head of the Shipping Division since 1997. Previously, he worked in Citibank Shipping Bank S.A. from where he left as Vice President to join ABN AMRO Bank, where he held the position of the Manager of Shipping Finance from 1991 until 1997. He served on the board of Navios Maritime Midstream Partners L.P. as a non-executive director from October 2014 until December 2018. Mr. Kokkinis holds a bachelor’s degree from the Law School of the University of Athens and a master’s degree in Business Administration (M.B.A.) in finance and international business from Rutgers University, USA. Mr. Kokkinis is the Chairman of our Audit Committee and of the Compensation Committee, and is also a member of our Nominating and Governance Committee. Mr. Kokkinis is an independent director.

Casey McDonald has been a member of our Board of Directors since April 2021. Mr McDonald is employeed by Calderwood, Cayman Islands since December 2016 where he provides independent director services. He has also served as Managing Director at KRyS Global, Cayman Office from May 2015 to October 2016. Previously, he worked for KPMG in Canada, the Cayman Islands, United Kingdom and British Virgin Islands where he held various positions from September 1997 to April 2015. He is a Chartered Accountant. He received a Bachelor’s degree in Business Administration from Thompson Rivers University in British Columbia, Canada, in 1997. Mr. McDonald holds a Certificate of Proficiency in Insolvency from the Insolvency Practitioners Association (UK) with distinction. Mr. McDonald is an independent director.

B.	Compensation

Compensation

Our independent directors are entitled to receive $60,000 in cash per year, from the respective start of their service on our Board of Directors. Ms. Frangou receives a fee of $150,000 per year for acting as a director and as our Chairman of the Board. No other executive officer has received any cash compensation for services rendered.

For the year ended December 31, 2020 the compensation paid, in the aggregate, to our executive officers and directors was $0.5 million.

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

As of December 31, 2020 the amount of $1.8 million was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2020 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2020. The total amount of $3.7 million was recorded in general and administrative expenses on the statements of operations for the years ended December 31, 2020.

C.	Board Practices

Board Classes

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of George Galatis, Brigitte Noury, and Eleni Warren, will expire at our 2021 annual meeting of stockholders. The term of office of the second class of directors, currently consisting of Ted C. Petrone,Christos Kokkinis and Casey McDonald will expire at our 2022 annual meeting of stockholders. The term of office of the third class of directors, consisting of Angeliki Frangou and Anna Kalathakis, will expire at our 2023 annual meeting of stockholders, as their term was renewed for three years at our 2020 annual meeting. We do not have service contracts that provide for benefits upon termination of employment with any of our directors.

Table of Contents	87

Director Independence

Our Board of Directors has determined that Mr. Galatis, Mr. Kokkinis, Ms. Noury, Ms. Warren and Mr. McDonald are “independent directors” as defined in the NYSE listing standards and Rule 10A-3 of the Exchange Act. We will always seek to have a board of directors comprised of a majority of independent directors.

Board Committees

Our Board of Directors has an audit committee, a nominating and governance committee and a compensation committee. Our Board of Directors has adopted a charter for the audit committee and the nominating and governance committee as well as a code of conduct and ethics that governs the conduct of our directors and officers. From time to time the Board may create special committees to address particular situations or transactions, such as potential conflict of interest transactions that may arise with our affiliated companies. The members’ duration and powers of any special committee will be as established by the Board as appropriate for the particular situation or transaction.

Audit Committee

Our audit committee currently consists of Mr. Kokkinis, who serves as Chairman, Mr. Galatis and Ms. Noury. Each member of our audit committee is financially literate under the current listing standards of the NYSE and our Board of Directors has determined that Mr. Kokkinis qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

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

Nominating and Governance Committee

A nominating and governance committee of the board of directors has been established, which consists of Messrs. Kokkinis and Galatis, and Ms. Noury, each of whom is an independent director. The nominating and governance committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating and governance committee considers persons identified by its members, management, stockholders, investment bankers and others.

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

Table of Contents	88

Conflicts of Interest

Stockholders and potential investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities, including those related to Navios Holdings and Navios Partners.
•	Each of our directors has, or may come to have, other fiduciary obligations. Angeliki Frangou, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer of Navios Holdings, and Navios Partners. Ms. Kalathakis is Chief Legal Risk Officer of Navios Holdings.
•	Pursuant to the Management Agreement as amended or supplemented from time to time, Navios Acquisition fixed the fees for commercial and technical ship management services of its fleet until January 2025, commencing on January 1, 2020 for two years, at a fixed daily fee of: (a) $7,225 per owned LR1 product tanker vessel, (b) $6,825 per owned MR1 and MR2 product tanker vessel and chemical tanker vessel, (c) $9,650 per VLCC tanker vessel, (d) $5,250 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (e) $6,100 per day per Container vessel of 2,000 TEU up to 3,450 TEU. Commencing January 1, 2022, for each 12 month period the daily fees shall be increased by 3% annually. A technical and commercial management daily fee of $50 per vessel shall be payable commencing January 01, 2020.
•	We entered into an Administrative Services Agreement with the Manager, initially set to expire on May 28, 2015, pursuant to which the Manager provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In May 2014, the duration of its existing Administrative Services Agreement was extended until May 2020 pursuant to its existing terms. In August 2019, we extended the duration of the existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee by Navios Acquisition, equal to the fees charged for the full calendar year preceding the termination date, in the event the Administrative Services Agreement is terminated on or before December 31, 2024.
•	On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Pursuant to the terms of the Merger Agreement, each outstanding common unit representing limited partner interests in Navios Midstream held by a common unit holder other than Navios Acquisition, Navios Midstream or their respective subsidiaries (the “NAP Public Units”) was converted into the right to receive 0.42 shares of NNA common stock. As a result of the Merger, 3,683,284 shares of NNA common stock were issued to former holders of NAP Public Units.

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

Please see “Item 7. Major Stockholders and Related Party Transactions.”

Table of Contents	89

Facilities

We do not own any real estate or other physical real property. Our principal executive office is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands.

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

The following table sets forth certain information regarding beneficial ownership, based on 16,559,481 shares of common stock outstanding as of April 20, 2021, of our common stock held by Navios Holdings and each of our officers and directors who own in excess of 1% of our outstanding shares of common stock. The information is not necessarily indicative of beneficial ownership for any other purposes.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	4,865,147 (2)	29.38%
Angeliki Frangou(2)	561,104	3.37%
Leonidas Korres	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
George Galatis	*	*
Brigitte Noury	*	*
Ted C. Petrone	*	*
Eleni Warren	*	*
Christos Kokkinis	—	—
Casey McDonald	—	—

* Less than 1%

No other director or executive officer owns greater than 1% of our common stock.

(1)	Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, Efstathios Loizos and George Malanga. These shares of common stock are beneficially owned through Alpha Merit Corporation, a wholly-owned subsidiary of Navios Holdings, and Navios Holdings and Alpha Merit Corporation share voting and dispositive power over such shares.
(2)	Includes 100,000 options vested but not yet exercised.

Item 7. Major Stockholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth the beneficial ownership of our common stock by each person we know to beneficially own more than 5% of our common stock based upon 16,559,481 shares of common stock outstanding as of April 20, 2021 and the amounts and percentages as are contained in the public filings of such persons and based on knowledge of the Company. The number of shares of common stock beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person beneficially owns any shares as to which the person has or shares voting or investment power. In addition, a person beneficially owns any shares of common stock that the person or entity has the right to acquire on or before June 20, 2021 through the exercise of any right. All of the stockholders, including the stockholders listed in this table, are entitled to one vote per share of common stock held.

Table of Contents	90

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Common Stock
Navios Maritime Holdings Inc.(1)	4,865,147 (2)	29.38%

(1)	The foregoing information was derived from a Schedule 13D/A filed with the SEC on September 5, 2019.
(2)	Beneficially owned through Alpha Merit Corporation, a wholly-owned subsidiary of Navios Holdings. Navios Holdings and Alpha Merit Corporation share voting and dispositive power over such shares. Navios Holdings is a U.S. public company controlled by its board of directors, which consists of the following seven members: Angeliki Frangou (our Chairman and Chief Executive Officer), Vasiliki Papaefthymiou, Shunji Sasada, Spyridon Magoulas, John Stratakis, Efstathios Loizos and George Malanga.

As of April 20, 2021, we had 14 stockholders of record, approximately four of which were located in the United States and held an aggregate of approximately 11,978,737 shares of our common stock, representing 72.3% of our outstanding common stock. However, one of the U.S. stockholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 11,712,540 shares of our common stock as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Pursuant to the Management Agreement dated May 28, 2010 and as amended in September 10, 2010; May 04, 2012; May 14, 2014; May 19, 2016; and May 03, 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6,500 per MR2 product tanker and chemical tanker vessel; (b) $7,150 per LR1 product tanker vessel; and (c) the current daily fee of $9,500 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement covers vessels acquired.

On August 29, 2019, Navios Acquisition entered into a sixth amendment (the “Sixth Amendment”) to the Management Agreement (as amended, the “Management Agreement”) with Navios Tankers Management Inc. The Sixth Amendment, among other changes, extends the duration of the Management Agreement until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. It provides for payment of a termination fee by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition. The Sixth Amendment also sets forth the vessel operating expenses for the period through December 31, 2019 and the two-year period commencing January 1, 2020, which exclude dry-docking expenses, reimbursed at cost by Navios Acquisition, as follows: (a) $7,150 and $7,225, respectively, daily rate per owned LR1 product tanker vessel; (b) $6,500 and $6,825, respectively, daily rate per owned MR2 product tanker vessel and chemical tanker vessel; and (c) $9,500 and $9,650, respectively, daily rate per VLCC tanker vessel; and (d) a $50 daily rate per vessel for technical and commercial management services. Commencing January 1, 2022, the fees described in subsections (a) through (c) are subject to an annual increase of 3%, unless otherwise agreed by the parties.

Table of Contents	91

Following the Liquidation of Navios Europe I, which resulted in the acquisition of three MR1 product tankers and two LR1 product tankers, as per the terms of the Management Agreement as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6,825 per day per MR1, MR2 product tanker and chemical tanker; (b) $7,225 per day per LR1 product tanker vessel; and (c) $9,650 per VLCC. The agreement also provides for a technical and commercial management fee of $50 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containerships on June 29, 2020. As per the amendment to the Management Agreement dated June 26, 2020, the vessel operating expenses are fixed at: (a) $5,250 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (b) $6,100 per day per Container vessel of 2,000 TEU up to 3,450 TEU. All other terms and conditions of the Management Agreement remain in full force and effect.

Dry docking expenses are reimbursed at cost.

For the years ended December 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation amounted to $4.8 million and $18.2 million, respectively, and are presented under “Acquisition of vessels/ Vessels additions” in the Consolidated Statements of Cash Flows.

Total fixed vessel operating expenses for each of the years ended December 31, 2020, 2019 and 2018 amounted to $127.6 million, $107.7 million and $94.0 million, respectively.

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

Furthermore, the Management Agreement may be terminated by us or by the Manager upon 365-days’ notice for any reason other than those described above.

In addition to the fixed daily fees payable under the Management Agreement, the Management Agreement provides that the Manager will be entitled to reasonable supplementary remuneration for extraordinary fees and costs resulting from:

•	time spent on insurance and salvage claims;
•	time spent vetting and pre-vetting the vessels by any charterers in excess of 10 days per vessel per year;
•	the deductible of any insurance claims relating to the vessels or for any claims that are within such deductible range;

•	the significant increase in insurance premiums which are due to factors such as “acts of God” outside the control of the Manager;
•	repairs, refurbishment or modifications, including those not covered by the guarantee of the shipbuilders or by the insurance covering the vessels, resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to the fraud, gross negligence or willful misconduct of the Manager, its employees or its agents, unless and to the extent otherwise covered by insurance);
•	expenses imposed due to any improvement, upgrade or modification to, structural changes with respect to the installation of new equipment aboard any vessel that results from a change in, an introduction of new, or a change in the interpretation of, applicable laws, at the recommendation of the classification society for that vessel or otherwise;
•	costs associated with increases in crew employment expenses resulting from an introduction of new, or a change in the interpretation of, applicable laws or resulting from the early termination of the charter of any vessel;
•	any taxes, dues or fines imposed on the vessels or the Manager due to the operation of the vessels;
•	expenses incurred in connection with the sale or acquisition of a vessel such as inspections and technical assistance; and
•	any similar costs, liabilities and expenses that were not reasonably contemplated by us and the Manager as being encompassed by or a component of the fixed daily fees at the time the fixed daily fees were determined.

Table of Contents	92

Under the Management Agreement, neither the Manager nor we will be liable for failure to perform any of our or its obligations, respectively, under the Management Agreement due to any cause beyond reasonable control.

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

Following the Liquidation of Navios Europe I and the Liquidation of Navios Europe II, the Administrative Services Agreement also covers the vessels acquired.

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

Table of Contents	93

The administrative services include:

•	bookkeeping, audit and accounting services: assistance with the maintenance of our corporate books and records, assistance with the preparation of our tax returns and arranging for the provision of audit and accounting services;
•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;
•	administrative and clerical services: providing office space, arranging meetings for our security holders, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;
•	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, arranging for the deposit of funds, negotiating loan and credit terms with lenders and monitoring and maintaining compliance therewith;
•	advisory services: assistance in complying with United States and other relevant securities laws;
•	client and investor relations: arranging for the provision of, advisory, clerical and investor relations services to assist and support us in our communications with our security holders; and client and investor relations; and
•	integration of any acquired businesses.

We will reimburse the Manager for reasonable costs and expenses incurred in connection with the provision of these services within 15 days after the Manager submits to us an invoice for such costs and expenses, together with any supporting detail that may be reasonably required.

Under the Administrative Services Agreement, we have agreed to indemnify the Manager and its employees against all actions which may be brought against them under the Administrative Services Agreement including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses that may be caused by or due to the fraud, gross negligence or willful misconduct of the Manager or its employees or agents.

For each of the years ended December 31, 2020, 2019 and 2018 the expense arising from administrative services rendered by the Manager amounted to $13.1 million, $11.1 million, and $8.9 million, respectively.

On August 30, 2019, Navios Holdings announced the sale of its ship management division (including the Manager) to N Shipmanagement Acquisition Corp. and related entities, which are affiliated with the Company’s Chairman and Chief Executive Officer.

Balance due from/ (to) related parties: Balance due from related parties (both short and long-term) as of December 31, 2020, was $14.7 million (December 31, 2019: $14.7 million) excluding Navios Europe I, Navios Europe II and balance due to related parties as of December 31, 2020 was $30.1 (December 31, 2019: $32.2 million). The balances mainly consisted of administrative expenses, costs related to regulatory requirements including ballast water treatment system, special survey and dry docking expenses, as well as operating expenses and working capital deposits, in accordance with the Management Agreement. The amount of $1.8 million related to seven containerships acquired after the liquidation of Navios Europe II is included under “Assets held for sale” in the consolidated balance sheets.

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

Table of Contents	94

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

Table of Contents	95

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

The Midstream Omnibus Agreement

Navios Acquisition entered into an omnibus agreement (the “Midstream Omnibus Agreement”), with Navios Midstream, Navios Holdings and Navios Partners in connection with the Navios Midstream initial public offering, pursuant to which Navios Acquisition, Navios Midstream, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years without the consent of the Navios Midstream General Partner. The Midstream Omnibus Agreement contains significant exceptions that have allowed Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the Midstream Omnibus Agreement, Navios Midstream and its subsidiaries have granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition has agreed (and will cause its subsidiaries to agree) to grant a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under charter for five or more years it might own. These rights of first offer do not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

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

Backstop Agreements

On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream (“Backstop Agreements”). In accordance with the terms of the Backstop Agreements, Navios Acquisition has provided backstop commitments for a two-year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35,000, $38,400 and $38,025, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. The Company recognized expense of $20.1 million up to December 13, 2018 and $16.4 million as “Time charter and voyage expenses” in the consolidated statements of operations for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2017, the accrued liability recognized was $16.4 million and was paid to Navios Midstream in the first quarter of 2018. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018. As of December 31, 2018, the accrued liability under the Backstop Agreements was eliminated as intercompany balance following the Merger with Navios Midstream.

In January and February 2019, all Backstop Agreements expired pursuant to their initial terms.

Table of Contents	96

Navios Midstream General Partner Option Agreement with Navios Holdings

Navios Acquisition entered into an option agreement, dated November 18, 2014, with Navios Holdings under which Navios Acquisition grants Navios Holdings the option to acquire any or all of the outstanding membership interests in NAP General Partner and all of the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. Any such exercise shall relate to not less than twenty-five percent of the option interest and the purchase price for the acquisition of all or part of the option interest shall be an amount equal to its fair market value.

Sale of C. Dream and Nave Celeste

For the year ended December 31, 2018, the Company recognized a total amount of $7.7 million in “Equity/ (loss) in net earnings of affiliated companies” including $6.8 million of accelerated amortization of the deferred gain recognized following the merger with Navios Midstream.

Navios Europe I

Navios Holdings, Navios Acquisition and Navios Partners made available to Navios Europe I revolving loans up to $24.1 million to fund working capital requirements. In December 2018, the availability under the Revolving Loans I was increased by $30.0 million. See Note 11 for the investment in Navios Europe I.

As of December 31, 2020 and 2019 and subsequent to the Liquidation of Navios Europe I, the Company had no exposure.

Navios Europe II

Navios Holdings, Navios Acquisition and Navios Partners previously made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million. See Note 11 for additional information regarding the investment in Navios Europe II.

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of December 31, 2020 was $0. The balance due from Navios Europe II as of December 31, 2019 was $44.9 million which included revolving loans of $20.7 million, the non-current amount of $7.6 million related to the accrued interest income earned under term loans under the caption “Due from related parties, long-term” and the accrued interest income earned under revolving loans of $16.7 million under the caption “Due from related parties, short-term.”

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

Table of Contents	97

C.	Interest of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements: See Item 18.

Legal Proceedings

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

Dividend Policy

Navios Acquisition has decided to suspend its quarterly dividend to its stockholders, including the dividend for the quarter ended December 31, 2020. The Company believes such a decision is in its best long-term interests and that of its stockholders. The continued declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long-Term Debt Obligations and Credit Arrangements” under Item 7.B.)

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

Table of Contents	98

On November 5, 2019, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2019 of $0.30 per share of common stock of amount $4.8 million which was paid on January 9, 2020, to stockholders of record as of December 17, 2019, and is included under caption “Dividends payable” on the consolidated balance sheet.

On January 22, 2020, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2019 of $0.30 per share of common stock of amount $4.8 million which was paid on April 7, 2020, to stockholders of record as of March 5, 2020.

On April 29, 2020, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2020 of $0.30 per share of common stock of amount $4.8 million which was paid on July 9, 2020, to stockholders of record as of June 3, 2020.

On July 28, 2020, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2020 of $0.30 per share of common stock of amount $4.9 million which was paid on October 8, 2020, to stockholders of record as of September 4, 2020.

On November 2, 2020, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2020 of $0.05 per share of common stock of amount $0.9 million which was paid on February 10, 2021, to stockholders of record as of January 12, 2021.

B.	Significant Changes

Not Applicable.

Item 9. The Offer and Listing

Our shares of common stock are traded on the NYSE under the symbol “NNA.”

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Please refer to the filings on Form 6-K (file number 001-34104) filed with the U.S. Securities and Exchange Commission: Exhibit 99.9 of Form 6-K filed on June 4, 2010, Exhibit 3.1 of Form 6-K filed on February 10, 2011, Exhibit 1.1 of Form 6-K filed on September 21, 2010, Exhibit 1.1 of Form 6-K filed on November 9, 2010, Exhibit 1.1 to Form 6-K filed on April 12, 2011, and Exhibit 1.1 to Form 6-K filed on November 14, 2018, which the Company hereby incorporates herein by reference

C. Material Contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19.

•	Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)
•	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)
•	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)
•	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)
•	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)
•	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)
Table of Contents	99

•	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)
•	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
•	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
•	Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)
•	Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)
•	Amendment No. 2 to Administrative Services Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)
•	Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)
•	Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)

•	Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)

•	Indenture dated November 13, 2013, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., the Guarantors thereto and Wilmington Trust, National Association (as amended, supplemented, or assigned from time to time)
•	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)
•	Amended and Restated Facility Agreement for $125.0 million term loan facility, dated November 4, 2015, among certain vessel-owning subsidiaries, Wilmington Trust (London) Limited, Deutsche Bank AG Filiale Deutschlandgeschaft and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 13, 2015, and hereby incorporated by reference)
•	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)
•	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)
•	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)

•	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)

Table of Contents	100

•	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)
•	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)
•	Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)
•	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)
•	Amending and Restating Agreement, dated October 16, 2020, by and among Lefkada Shipping Corporation, as borrower, Hamburg Commercial Bank AG, as agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on December 4, 2020 and hereby incorporated by reference)
•	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
•	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)

•	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
•	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
•	Continuous Offering Program Sales Agreement, dated as of December 23, 2019, by and between Navios Maritime Acquisition Corporation and S. Goldman Capital LLC (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 6, 2020 and hereby incorporated by reference)
•	Loan Agreement, dated June 25, 2020, of up to $20.8 million, among Aphrodite Shipping Corporation and Dione Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
•	Loan Agreement, dated June 26, 2020, of up to $41.7 million, among Cerulean Shipping Corporation, Cadmium Shipping Corporation, Celadon Shipping Corporation, Buff Shipping Corporation, Brandeis Shipping Corporation, Boysenberry Shipping Corporation and Bole Shipping Corporation, as borrowers, Hamburg Commercial Bank AG, as agent, mandated lead arranger and security trustee, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
•	Sample Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
Table of Contents	101

D.	Exchange controls

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

MATERIAL INCOME TAX CONSIDERATIONS

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes.

Other Jurisdictions

The Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. As of January 1, 2014, foreign-flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and as of 2020 the relevant bareboat charterer/lessee against any tax duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

The U.S. federal income tax consequences to a beneficial owner of shares of our common stock may vary depending upon such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of shares of our common stock who hold such shares as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to such beneficial owners that are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt organizations, plans or accounts; persons holding shares of our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; or beneficial owners that are accrual method taxpayers for U.S. federal income tax purposes and are required to accelerate the recognition of any item of gross income with respect to the common stock as a result of such income being recognized on an applicable financial statement; persons holding shares of our common stock through partnerships, trusts or other entities; beneficial owners of shares of our common stock that own 2% or more (by vote or value) of our outstanding capital stock (including beneficial owners entitled to a “participation exemption” with respect to our common stock); U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; and controlled foreign corporations or passive foreign investment companies, as those terms are defined in the Code. In addition, this discussion does not consider the effects of any applicable foreign, state, local or other tax laws, or estate or gift tax considerations, or the alternative minimum tax.

Table of Contents	102

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

Table of Contents	103

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

Table of Contents	104

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

Alpha Merit Corporation (a Marshall Islands corporation) currently owns approximately 29.38% of our common stock. Navios Holdings (a Marshall Islands corporation) currently owns 100% of Alpha Merit Corporation. Navios Holdings has represented to us that it presently meets the Publicly Traded Test and has agreed to comply with the documentation and certification requirements described above. Accordingly, we anticipate that we will not be subject to the 5% Override Rule. However, there can be no assurance that Navios Holdings will continue to meet the Publicly Traded Test or continue to be able to comply with the documentation and certification requirements described above. Consequently, there can be no assurance that we will not be subject to the 5% Override Rule in the future. Effective as of January 1, 2018, Alpha Merit Corporation became a disregarded entity of Navios Holdings for U.S. federal income tax purposes, and therefore, Navios Holdings is treated for U.S. federal income tax purposes as directly currently owning approximately 29.38% of our common stock.

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

Table of Contents	105

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

Dividends received by a non-corporate U.S. Holder are taxed at ordinary income tax rates (currently, a maximum 37.0%) unless such dividends constitute “qualified dividend income.” “Qualified dividend income” generally includes a dividend paid by a foreign corporation if (i) the stock with respect to which such dividend was paid is readily tradable on an established securities market in the U.S., (ii) the foreign corporation is not a PFIC for the taxable year during which the dividend is paid and the immediately preceding taxable year (which we do not believe we have been for 2020, or will be for subsequent years, as discussed below), (iii) the non-corporate U.S. Holder has owned the stock for more than 60 days during the 121-day period beginning 60 days before the date on which the stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such stock), and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Qualified dividend income is subject to the long-term capital gain tax rate, which is currently a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “ Medicare Tax ” below. Because the common stock of Navios Acquisition was traded on the NYSE during 2020, dividends paid during 2020 to U.S. Holders that are U.S. citizens or individual residents should generally be qualified dividend income subject to the long-term capital gains tax rate. However if the NYSE were to delist our shares from trading on its exchange, future dividends may not constitute qualified dividend income. See “Risk Factors” above.

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

Table of Contents	106

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

Based on our current and projected methods of operations, and an opinion of counsel, we believe that we were not a PFIC for the 2011 through 2020 taxable years (we were treated as a PFIC for the 2008 through 2010 taxable years), and we do not believe that we will be a PFIC for 2020 and subsequent taxable years. For post-2010 taxable years, our U.S. counsel, Thompson Hine LLP, is of the opinion that (1) the income we receive from the time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25.0% of our gross income for each taxable year after our 2010 taxable year and the value of our vessels contracted under time charters exceeds 50.0% of the average value of our assets for each taxable year after our 2010 taxable year, we should not be a PFIC for any taxable year after our 2010 taxable year. This opinion is based on representations and projections provided to our counsel by us regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” (As previously discussed, we were not a PFIC for the 2011 through 2020 taxable years and we do not believe that we will be treated as a PFIC for 2020 and subsequent taxable years.) As an alternative to making a QEF election, the U.S. Holder may be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock, the U.S. Holder generally would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such common stock. It should also be noted that, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our common stock and any of our non-U.S. subsidiaries were also a PFIC, the U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Table of Contents	107

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

Table of Contents	108

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

If we are treated as a PFIC for any taxable year during the holding period of a U.S. Holder, unless the U.S. Holder makes a timely QEF election, or a timely “mark-to-market” election, for the first taxable year in which the U.S. Holder holds our common stock and in which we are a PFIC, we will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our common stock even if we are not a PFIC for such years. U.S. Holders are encouraged to consult their tax advisers with respect to any available elections that may be applicable in such a situation. In this regard, while it is our position and our U.S. counsel’s position that we should not be a PFIC for taxable years 2011 through 2020 and we believe that we will not be a PFIC for subsequent taxable years, there is no assurance that these positions are correct. In addition, U.S. Holders should consult their tax advisers regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Controlled Foreign Corporation

Although we believe that Navios Acquisition likely was not a controlled foreign corporation (a “CFC”) as of December 31, 2020, or at any time during 2020, we believe that tax rules enacted by the 2019 Tax Cuts and Jobs Act, including the repeal of the prohibition against so-called “downward” attribution, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Navios Acquisition’s status as a CFC depends in large part on the percentage of our equity held by Navios Holdings (either directly or indirectly through Alpha Merit Corporation), whether one or more U.S. Holders own 10.0% or more (by vote or value) of the equity of Navios Acquisition, and various other factors.

Tax rules enacted by the 2019 Tax Cuts and Jobs Act, including the imposition of so-called “downward attribution” for purposes of determining whether a non-U.S. corporation is a CFC, may result in Navios Acquisition being treated as a CFC for U.S. federal income tax purposes in the future. Currently, Navios Holdings beneficially owns 29.38% of our common stock indirectly through Alpha Merit Corporation. Through downward attribution, U.S. subsidiaries of Navios Holdings are treated as constructive owners of this stock interest for purposes of determining whether we are a CFC. If, in the future, U.S. Holders (including U.S. subsidiaries of Navios Holdings, as discussed above) that each own 10% or more of our equity (by vote or value), would own in the aggregate more than 50% of our equity (by vote or value), in each case, directly, indirectly, or constructively, we should become a CFC.

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

Table of Contents	109

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

Table of Contents	110

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value. For example, during the year ended December 31, 2020, the value of U.S. dollar decreased by approximately 11.0% as compared to the Euro.

Interest Rate Risk

In each of December 31, 2020 and 2019, Navios Acquisition had a total of $1.1 billion and $1.2 billion, respectively, in short term and long-term indebtedness. The debt is U.S. dollar-denominated. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the year ended December 31, 2020, 2019 and 2018 we paid interest on our outstanding debt at a weighted average interest rate of 6.39%, 7.11% and 6.94%, respectively. A 1% increase in LIBOR would have increased our interest expense for the years ended December 31, 2020, 2019 and 2018 by $5.4 million, $5.4 million and $3.9 million, respectively.

Table of Contents	111

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

Our major customers during 2020 were Navig8, China ZhenHua and China Shipping Developement. Our major customers during 2019 were Navig8 and Dalian. Our major customers during 2018 were: Navig8 and Mansel. For the year ended December 31, 2018, Navig8 and Mansel accounted for 39.2% and 12.1%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2019, Navig8 and COSCO Dalian accounted for 34.6%, and 10.0%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2020, these three customers accounted for 25.5%, 11.4%, and 10.7%, respectively, of Navios Acquisition’s revenue.

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

The management of Navios Acquisition, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2020.

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

Table of Contents	112

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Acquisition’s management assessed the effectiveness of Navios Acquisition’s internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2020, Navios Acquisition’s internal control over financial reporting is effective based on those criteria.

Navios Acquisition’s independent registered public accounting firm has issued an attestation report on Navios Acquisition’s internal control over financial reporting.

C.	Attestation report of the registered public accounting firm

Navios Acquisition’s independent registered public accounting firm has issued an audit report on Navios Acquisition’s internal control over financial reporting. This report appears on Page F-4 of the consolidated financial statements.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for the fiscal years 2020 and 2019 were Ernst & Young (Hellas) Certified Auditors Accountants S.A.. The audit fees for the audit for each of the years ended December 31, 2020 and 2019 were $0.3 million and $0.4 million, respectively.

Audit-Related Fees

There were no audit-related fees billed in 2020 and 2019.

Tax Fees

There were no tax fees billed in 2020 and 2019.

Other Fees

There were no other fees billed in 2020 and 2019.

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

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2020 and 2019.

Table of Contents	113

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

Table of Contents	114

Item 16H. Mine Safety Disclosures

Not applicable.

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-45 and are filed as part of this annual report.

Table of Contents	115

Item 19. Exhibits

Exhibit	Description
1.1.	Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010 and hereby incorporated by reference)
1.2.	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 10, 2011, and hereby incorporated by reference)
1.3.	Articles of Amendment of the Amended and Restated Articles of Incorporation of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 14, 2018, and hereby incorporated by reference)
1.4.	Amended and Restated By-laws of Navios Maritime Acquisition Corporation*
2.1.	Certificate of Designation, Preferences and Rights of the Series C Convertible Preferred Stock of Navios Maritime Acquisition Corporation, as filed with the Registrar of Companies of The Republic of the Marshall Islands on March 29, 2011 (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 12, 2011, and hereby incorporated by reference)
2.2.	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Acquisition Corporation (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on October 9, 2018 and hereby incorporated by reference)
2.3.	Indenture dated November 13, 2013, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., the Guarantors thereto and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on December 9, 2013, and hereby incorporated by reference)
2.4.	First Supplemental Indenture dated January 8, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Lefkada Shipping Corporation, Kerkyra Shipping Corporation, Zakynthos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)
2.5.	Second Supplemental Indenture dated February 20, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Navios Acquisition Europe Finance Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)
2.6.	Third Supplemental Indenture dated March 31, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc. and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on April 3, 2014, and hereby incorporated by reference)
2.7.	Fourth Supplemental Indenture dated May 28, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Leros Shipping Corporation, Kimolos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 12, 2014, and hereby incorporated by reference)
2.8.	Fifth Supplemental Indenture dated December 4, 2014, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Samos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 30, 2015, and hereby incorporated by reference)
2.9.	Sixth Supplemental Indenture, dated November 17, 2015, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Delos Shipping Corporation, Tilos Shipping Corporation and Wells Fargo Bank, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)
2.10.	Seventh Supplemental Indenture, dated March 7, 2019, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Shinyo Kieran Limited and Wells Fargo Bank, National Association *
2.11.	Eighth Supplemental Indenture, dated March 12, 2019, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Shinyo Saowalak Limited and Wells Fargo Bank, National Association *
2.12.	Ninth Supplemental Indenture, dated March 20, 2019, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Kerkyra Shipping Corporation, Sikinos Shipping Corporation, and Wells Fargo Bank, National Association *
2.13.	Tenth Supplemental Indenture, dated December 13, 2019, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., Alkmene Shipping Corporation, Aphrodite Shipping Corporation, Cyrus Investments Corp., Dione Shipping Corporation, Doxa International Corp., Olivia Enterprises Corp., Persephone Shipping Corporation, Rhea Shipping Corporation and Wells Fargo Bank, National Association *
2.14.	Eleventh Supplemental Indenture to the 8.125% Notes Indenture, dated as of November 17, 2020, among Navios Maritime Acquisition Corporation, Navios Acquisition Finance (US) Inc., each of the Guarantors thereto and Wilmington Trust, National Association (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 17, 2020 and hereby incorporated by reference)
2.15.	Specimen Common Stock Certificate (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference.)
2.16.	Description of the rights of each class of securities registered under Section 12 of the Exchange Act (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 6, 2021 and hereby incorporated by reference)
4.1.	Form of Right of First Refusal Agreement among Navios Maritime Acquisition Corporation, Navios Maritime Holdings, Inc. and Navios Maritime Partners L.P. (Previously filed as an exhibit to the Navios Acquisition Registration Statement on Form F-1, as amended (File No 333-151707) and hereby incorporated by reference)
4.2.	Management Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)
4.3.	Amendment to the Management Agreement dated May 4, 2012, between Navios Maritime Acquisition Corporation and Navios Tankers Manager Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 15, 2012, and hereby incorporated by reference)
4.4.	Amendment to the Management Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)
4.5.	Fourth Amendment to the Management Agreement, dated May 19, 2016, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 9, 2016 and hereby incorporated by reference)
4.6.	Fifth Amendment to the Management Agreement, dated May 3, 2018, between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 23, 2018 and hereby incorporated by reference)
4.7.	Sixth Amendment to the Management Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)
4.8.	Seventh Amendment to the Management Agreement, dated as of December 13, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
4.9.	Eighth Amendment to the Management Agreement, dated as of June 26, 2020, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
4.10.	Administrative Services Agreement dated May 28, 2010, between Navios Maritime Acquisition Corporation and Navios Ship Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)
4.11.	Amendment to the Administrative Services Agreement dated May 14, 2014, between Navios Maritime Acquisition Corporation and Navios Shipmanagement Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 22, 2014, and hereby incorporated by reference)
4.12.	Amendment No. 2 to Administrative Services Agreement, dated as of August 29, 2019, by and between Navios Maritime Acquisition Corporation and Navios Tankers Management Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 11, 2019, and hereby incorporated by reference)
4.13.	Omnibus Agreement dated May 28, 2010, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc. and Navios Partners L.P. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on June 4, 2010, and hereby incorporated by reference)
4.14.	Omnibus Agreement dated November 18, 2014, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Midstream Partners GP LLC, and Navios Maritime Midstream Opearting LLC (Previously filed as an exhibit to a Registration Statement on Form S-1 for Navios Maritime Midstream Partners LP filed on October 27, 2014, and hereby incorporated by reference)
4.15.	Omnibus Agreement dated June 8, 2017, among Navios Maritime Acquisition Corporation, Navios Maritime Holdings Inc., Navios Maritime Partners L.P., Navios Maritime Midstream Partners L.P., Navios Maritime Containers Inc., and Navios Maritime Partners Containers Finance Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 1, 2017, and hereby incorporated by reference)
4.16.	Registration Rights Agreement, dated February 26, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. and the management investors party thereto (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on March 4, 2013, and hereby incorporated by reference)
4.17.	Registration Rights Agreement, dated May 21, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on May 30, 2013, and hereby incorporated by reference)
4.18.	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on September 18, 2013, and hereby incorporated by reference)
4.19.	General Partner Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014 filed on March 17, 2015 and hereby incorporated by reference)
4.20.	Option Agreement, dated November 18, 2014, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Previously filed as an exhibit to a Report on Form 20-F for Navios Maritime Midstream Partners LP filed by Navios Acquisition on March 17, 2015, and hereby incorporated by reference)
4.21.	Continuous Offering Program Sales Agreement, dated as of December 23, 2019, by and between Navios Maritime Acquisition Corporation and S. Goldman Capital LLC (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on March 6, 2020 and hereby incorporated by reference)
4.22.	Facility Agreement for $56.3 million term loan facility, dated December 29, 2011, among Oinousses Shipping Corporation, Psara Shipping Corporation, DVB Bank SE and Emporiki Bank of Greece S.A. (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on February 22, 2012, and hereby incorporated by reference)
4.23.	Facility Agreement for up to $44.0 million term loan facility, dated December 18, 2015, among Tinos Shipping Corporation, Antipaxos Shipping Corporation, BNP Paribas and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on January 6, 2016, and hereby incorporated by reference)
4.24.	Loan Agreement for $24.0 million term loan facility, dated June 7, 2017, among Amorgos Shipping Corporation and Andros Shipping Corporation, HSH Nordbank AG, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K, filed by Navios Acquisition on August 17, 2017, and hereby incorporated by reference)
4.25.	Loan Agreement, dated June 25, 2020, of up to $20.8 million, among Aphrodite Shipping Corporation and Dione Shipping Corporation, as borrowers, Eurobank S.A., as agent, arranger, and security agent, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
4.26.	Loan Agreement, dated June 26, 2020, of up to $41.7 million, among Cerulean Shipping Corporation, Cadmium Shipping Corporation, Celadon Shipping Corporation, Buff Shipping Corporation, Brandeis Shipping Corporation, Boysenberry Shipping Corporation and Bole Shipping Corporation, as borrowers, Hamburg Commercial Bank AG, as agent, mandated lead arranger and security trustee, and the Banks and Financial Institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
4.27.	Amending and Restating Agreement, dated October 16, 2020, by and among Lefkada Shipping Corporation, as borrower, Hamburg Commercial Bank AG, as agent, mandated lead arranger and security trustee, and the banks and financial institutions listed therein (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on December 4, 2020 and hereby incorporated by reference)
4.28.	Loan Agreement, dated March 19, 2021, of up to $100.0 million, among Navios Maritimes Acquisition Corporation, as borrower, and Navios Shipmanagement Holdings Corporation, as lender *
4.29.	Bareboat charters and Memoranda of Agreement, among Sea 66 Leasing Co. Limited, Sea 67 Leasing Co. Limited, Sea 68 Leasing Co. Limited and Sea 69 Leasing Co. Limited wholly owned subsidiaries of China Merchants Bank Limited, dated March 31, 2018, providing for the sale and leaseback of the NAVE ATRIA, NAVE AQUILA, NAVE BELLATRIX and NAVE ORION respectively (Previously filed as an exhibit to a Report on Form 20-F filed by Navios Acquisition on April 5, 2018, and hereby incorporated by reference)
4.30.	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
4.31.	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
4.32.	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
4.33.	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on November 29, 2019, and hereby incorporated by reference)
4.34.	Sample Bareboat Charter and Memorandum of Agreement, dated June 12, 2020, for the sale and leaseback transaction among Great Rhodes Limited, Great Skyros Limited, Great Crete Limited and Great Rhea Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Rhodes Shipping Corporation, Skyros Shipping Corporation, Crete Shipping Corporation and Rhea Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Cassiopeia, Nave Sextans, Nave Cetus and Perseus N, respectively (Previously filed as an exhibit to a Report on Form 6-K filed by Navios Acquisition on August 6, 2020 and hereby incorporated by reference)
8.1.	List of subsidiaries.*
12.1.	Certification by principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
12.2.	Certification by principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1.	Certification by principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. +
15.1.	Consent of PricewaterhouseCoopers S.A.*
15.2.	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in inline eXtensible Business Reporting Language (iXBRL): (i) Consolidated Balance Sheets at December 31, 2020 and 2019; (ii) Consolidated Statements of Operations for each of the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2020, 2019 and 2018; and (v) the Notes to the Consolidated Financial Statements as blocks of text.
104	Cover page interactive data file (formatted as inline XBRL and contained in Exhibit 101)
*	Filed herewith.

+	Furnished herewith.

Table of Contents	116

Signatures

Navios Maritime Acquisition Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Acquisition Corporation

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date: April 27, 2021

Table of Contents	117

NAVIOS MARITIME ACQUISITION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING – ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.	F-4
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – PRICEWATERHOUSECOOPERS S.A.	F-5
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2020 AND 2019	F-6
CONSOLIDATED STATEMENTS OF OPERATIONS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018	F-8
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR EACH OF THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018	F-9
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-10

F- 1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Navios Maritime Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Navios Maritime Acquisition Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2021 expressed an unqualified opinion thereon.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, as at December 31, 2020 and for the year then ended, the Company stated that substantial doubt exists about the Company’s ability to continue as a going concern. In addition, based on its projections, the Company may not be able to cover its liquidity needs, including the obligations under the 8 1/8% First Priority Ship Mortgage Notes as they become due in the twelve-month period ending following the issuance of these consolidated financial statements. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

F- 2

Recoverability assessment of vessels held and used
Description of the Matter

As discussed in Note 2 to the consolidated financial statements vessels are evaluated periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be fully recoverable. If indicators of impairment exist, management analyzes the future cash flows expected to be generated throughout the remaining useful life of the vessels. To analyze the recoverability of the carrying amount, management determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value, which includes the drydock and special survey costs and related intangible with respect to the time charter agreement attached to that vessel, if applicable. Management’s determination of undiscounted net operating cash flows is based on several assumptions, the most significant of which is charter rates for non-contracted revenue days. Management’s assessment concluded that no impairment of vessels existed as of December 31, 2020, as the undiscounted projected net operating cash flows exceeded the carrying values.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in the forecast net operating cash flows, specifically the charter rates for non-contracted revenue days. These rates are particularly subjective as they involve the development and use of assumptions about the tanker shipping market through the end of the useful lives of the vessels, are forward looking, and subject to the inherent unpredictability of future global economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s recoverability assessment of vessels held and used, including controls over management’s review of the assumptions, including the charter rates for non-contracted revenue days.

To test management’s undiscounted net operating cash flow forecasts our procedures included, among others, evaluating the forecasted vessel charter rates for non-contracted revenue days considering (i) the current and past performance of the vessels, (ii) the consistency with external market and industry data and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days. Our procedures also included assessing the model used in management’s recoverability assessment with the relevant accounting framework and testing the completeness and accuracy of the data used in the model.

We also assessed the adequacy of the disclosures in Note 2.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as Company’s auditor since 2019.

Athens, Greece

April 27, 2021

F- 3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Navios Maritime Acquisition Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Navios Maritime Acquisition Corporation’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Navios Maritime Acquisition Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2020 consolidated financial statements of the Company and our report dated April 27, 2021 expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern.

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

April 27, 2021

F- 4

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Navios Maritime Acquisition Corporation

Opinion on the Financial Statements

We have audited the consolidated statements of operations, changes in equity and cash flows of Navios Maritime Acquisition Corporation and its subsidiaries (the “Company”) for the year ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 19, 2019

We served as the Company's auditor from 2010 to 2019.

F- 5

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	4	$40,594	$43,561
Restricted cash	4	763	490
Accounts receivable, net	5	8,151	34,235
Due from related parties, short term	11,18	—	16,688
Prepaid expenses and other current assets	6	6,136	12,826
Inventories	6	7,130	6,208
Assets held for sale	10	77,831	—
Total current assets		140,605	114,008
Vessels, net	7	1,286,378	1,348,251
Goodwill	9	1,579	1,579
Other long-term assets	2,15,17	11,720	5,456
Deferred dry dock and special survey costs, net		48,513	37,133
Investment in affiliates	3,11	—	6,650
Due from related parties, long-term	11,18	14,658	42,878
Operating lease assets	17	65,544	—
Total non-current assets		1,428,392	1,441,947
Total assets		$1,568,997	$1,555,955
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	12	$10,605	$15,355
Accrued expenses	14	12,525	14,337
Due to related parties, short-term	18	30,082	32,150
Dividends payable	13	828	4,711
Deferred revenue		8,931	2,433
Current portion of long-term debt, net of deferred finance costs	15	704,772	172,953
Liabilities associated with assets held for sale	10	34,071	—
Operating lease liability, current	17	4,046	—
Total current liabilities		805,860	241,939
Long-term debt, net of current portion, premium and net of deferred finance costs	15	371,815	1,000,164
Operating lease liability, non-current		61,465	—
Total non-current liabilities		433,280	1,000,164
Total liabilities		$1,239,140	$1,242,103
Commitments and contingencies	19	—	—
Stockholders’ equity
No shares of Preferred stock is issued and outstanding, $0.0001 par value; 10,000,000 shares authorized; no shares of Series C issued and outstanding as of December 31, 2020 and as of December 31, 2019	20	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 16,559,481 and 15,873,391 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	20	2	2
Additional paid-in capital	20	509,671	521,275
Accumulated deficit		(179,816)	(207,425)
Total stockholders’ equity		329,857	313,852
Total liabilities and stockholders’ equity		$1,568,997	$1,555,955

 See notes to consolidated financial statements.

F- 6

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2020	2019	2018
Revenue	2,21	$361,438	$280,117	$187,946
Time charter and voyage expenses	18	(17,820)	(22,690)	(31,593)
Direct vessel expenses	18	(14,119)	(10,132)	(7,656)
Vessel operating expenses (management fees entirely through related party transactions)	18	(127,611)	(107,748)	(94,019)
General and administrative expenses	14,18	(22,097)	(21,689)	(18,569)
Depreciation and amortization	7,8	(66,629)	(67,892)	(56,307)
Interest income	18	32	7,717	7,998
Interest expense and finance cost	15	(82,278)	(91,442)	(77,975)
Gain on bond repurchase	15	15,786	1,940	—
(Loss)/ gain on sale of vessels and Impairment loss	7,8,10,11	(17,168)	(36,731)	25
Bargain purchase gain	3	—	—	68,951
Equity/ (loss) in net earnings of affiliated companies	3,11,18	—	2,948	(61,284)
Other income		341	1,335	28
Other expense		(2,266)	(1,174)	(3,918)
Net income/ (loss)		$27,609	$(65,441)	$(86,373)
Dividend on restricted shares		(144)	(253)	(172)
Undistributed (income)/ loss attributable to Series C participating preferred shares		—	(13)	4,312
Net income/ (loss) attributable to common stockholders, basic	22	$27,465	$(65,707)	$(82,233)
Plus:
Dividend on restricted shares		—	—	—
Net income/ (loss) attributable to common stockholders, diluted	22	$27,465	$(65,707)	$(82,233)
Net (income)/ loss per share, basic	22	$1.71	$(4.75)	$(8.40)
Weighted average number of shares, basic		16,038,648	13,823,754	9,784,507
Net (income)/ loss per share, diluted	22	$1.70	$(4.75)	$(8.40)
Weighted average number of shares, diluted		16,190,920	13,823,754	9,784,507

 See notes to consolidated financial statements.

F- 7

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Operating Activities
Net income/ (loss)		$27,609	$(65,441)	$(86,373)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization	7,8	66,629	67,892	56,307
Amortization and write-off of deferred finance costs and bond premium	15	5,671	4,798	3,743
Gain on bond repurchase	15	(15,786)	(1,940)	-
Amortization of dry dock and special survey costs		13,493	9,576	7,656
Stock based compensation	20	482	909	1,076
(Gain)/loss on sale of vessels/ Impairment loss	7,8,10,11	17,168	36,731	(25)
Bargain purchase gain	3	—	—	(68,951)
(Equity)/ loss in earnings of affiliates	3,11,18	—	(2,948)	61,284
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses and other current assets	6	6,634	2,680	(6,050)
(Increase)/ decrease in inventories	6	(533)	3,541	3,815
Decrease/ (increase) in accounts receivable		25,863	(8,655)	(2,063)
Increase in due from related parties short-term		—	(7,034)	(3,734)
(Increase)/ decrease in other long term assets		(2,661)	—	900
(Increase)/ decrease in due from related parties long-term		(4,578)	899	3,955
(Decrease)/ increase in accounts payable		(4,875)	282	3,250
(Decrease)/ increase in accrued expenses		(1,795)	583	(2,824)
Payments for dry dock and special survey costs		(25,103)	(6,864)	(19,412)
(Decrease)/ increase in due to related parties		(2,068)	(4,858)	14,093
Increase/ (Decrease) in deferred revenue		6,499	(907)	(5,356)
Decrease in operating lease liabilities short and long-term	17	(33)	—	—
Net cash provided by/ (used in) operating activities		$112,616	$29,244	$(38,709)
Investing Activities
Net cash proceeds from sale of vessels	7,11	—	71,252	44,500
Acquisition of vessels/ Vessels additions	7	(41,023)	(65,225)	—
Cash acquired from Navios Midstream merger	3,11	—	—	25,260
Loans receivable from affiliates	18	—	(2,000)	—
Dividends received from affiliates	11	—	—	10,053
Net cash (used in)/ provided by investing activities		$(41,023)	$4,027	$79,813
Financing Activities
Loan proceeds, net of deferred finance costs	15	130,950	308,368	69,512
Loan repayments	15	(186,875)	(347,699)	(131,125)
Dividend paid	13	(19,204)	(12,359)	(12,213)
Net proceeds from equity offering	20	3,234	16,227	—
Debt issuance costs		(2,392)	—	—
Acquisition of treasury stock	20	—	(366)	(7,127)
Net cash used in financing activities		$(74,287)	$(35,829)	$(80,953)
Net decrease in cash and cash equivalents and restricted cash		(2,694)	(2,558)	(39,849)
Cash and cash equivalents and restricted cash, beginning of year		44,051	46,609	86,458
Cash and cash equivalents, and restricted cash end of year		$41,357	$44,051	$46,609
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest		$77,412	$86,014	$76,468
Non-cash investing activities
Accrued interest on loan to affiliates		$—	$(2,948)	$(3,103)
Costs payable relating to sale of vessel		$—	$—	$200
Transaction costs relating to the merger with Navios Midstream		$—	$—	$469
Acquisition of vessels		$—	$33,210	$—
Container vessel owning companies acquisition		37,658	—	—
Non-cash financing activities
Stock based compensation		$482	$909	$1,076
Accrued deferred finance costs		$—	$1,702	$—
Other long term assets		$3,602	$5,456	$—

See notes to consolidated financial statements.

F- 8

NAVIOS MARITIME ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

		Preferred Stock		Common Stock
	Notes	Number of Preferred Shares	Amount	Number of Common Shares	Amount	Additional Paid-in Capital	(Accumulated Deficit)/ Retained Earnings	Total Stockholders’ Equity
Balance, December 31, 2017		1,000	$—	10,140,527	$1	$518,085	$(55,611)	$462,475
Common shares issued for the acquisition of 41.03% of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), net of expenses	20	—	—	3,683,284	—	22,514	—	22,514
Acquisition of treasury stock	20	—	—	(672,153)	—	(7,127)	—	(7,127)
Stock based compensation	20	—	—	129,269	—	1,076	—	1,076
Dividend paid/ declared	13	—	—	—	—	(12,213)	—	(12,213)
Net income / (loss)		—	—	—	—	—	(86,373)	(86,373)
Balance, December 31, 2018		1,000	$—	13,280,927	$1	$522,335	$(141,984)	$380,352
Issuance of common shares	20	—	—	2,145,020	1	15,467	—	15,468
Dividend paid/ declared	13	—	—	—	—	(17,070)	—	(17,070)
Conversion of preferred stock to common	20	(1,000)	—	511,733	—	—	—	—
Stock based compensation	20	—	—	—	—	909	—	909
Acquisition of treasury stock	20	—	—	(64,289)	—	(366)	—	(366)
Net income / (loss)		—	—	—	—	—	(65,441)	(65,441)
Balance, December 31, 2019		—	$—	15,873,391	$2	$521,275	$(207,425)	$313,852
Proceeds from public offering and issuance of common shares	20	—	—	686,090	—	3,234	—	3,234
Dividend paid/ declared	13	—	—	—	—	(15,320)	—	(15,320)
Stock based compensation	20	—	—	—	—	482	—	482
Net income / (loss)		—	—	—	—	—	27,609	27,609
Balance, December 31, 2020		—	$—	16,559,481	$2	$509,671	$(179,816)	$329,857

See notes to consolidated financial statements.

F- 9

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

Navios Acquisition was incorporated in the Republic of the Marshall Islands on March 14, 2008. On July 1, 2008 , Navios Acquisition completed its initial public offering (“IPO”). On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

In November 2014, Navios Maritime Midstream Partners L.P. (“Navios Midstream”), a company formed as a subsidiary of Navios Acquisition, completed an IPO of its units in the United States and was listed on the NYSE under the symbol “NAP”. (Refer to Note 11, “Investment in affiliates”). Navios Midstream was a publicly traded master limited partnership, through December 13, 2018, which owned, operated and acquired crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas tankers under long-term employment contracts.

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

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $ 8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 and offering costs of $957, amounted to $13,368.

On November 29, 2019, Navios Acquisition entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time shares of Navios Acquisition’s common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the updated Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2020, since the program commencement, Navios Acquisition has issued 956,110 shares of common stock having received net proceeds of $5,334.

On April 21, 2020, an agreement was reached to liquidate Navios Europe II. As a result of the liquidation, which was completed in June 2020 (“Liquidation of Navios Europe II”), Navios Acquisition acquired seven vessel owning companies. The vessels are containerships and as of December 31, 2020 meet the criteria to be accounted for as assets held for sale.

As of December 31, 2020, Navios Maritime Holdings Inc. (“Navios Holdings”) had 29.4% of the voting power and 29.5% of the economic interest in Navios Acquisition.

As of December 31, 2020, Navios Acquisition had 16,559,481 shares of common stock outstanding.

F- 10

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Going Concern

As of December 31, 2020, Navios Acquisition’s current assets totaled $140,605, while current liabilities totaled $805,860, resulting in a negative working capital position of $665,255, primarily related to the classification as current of the $602,600 of 2021 Notes (as defined herein) which mature on November 15, 2021, and balloon payments due under its credit facilities and the financial liabilities under the sale and leaseback transactions.

During the first quarter of 2021, Navios Acquisition sold the Allegro N, the Solstice N and the Nave Celeste for an aggregate net sale price of $48,097. Additionally, Navios Acquisition entered into agreements to sell the Acrux N, the Vita N, the Nave Neutrino, the Ete N, the Fleur N and the Spectrum N for a sale price of approximately $97,982.

In addition, during the first quarter of 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer, for a loan of up to $100,000 to be used for general corporate purposes.

The Company intends to fund its working capital requirements and capital commitments via cash at hand, cash flows from operations, long term borrowings, proceeds from its on-going continuous offering program and other equity offerings, and proceeds from sale of assets.

Although the Company is currently attempting to refinance the outstanding amount of its 2021 Notes and has also engaged in discussions with the holders of its 2021 Notes, the successful completion of the attempts described above, including potential refinancing, sales or other action, are dependent on factors outside the Company’s control and therefore there is substantial doubt over the Company’s ability to continue as a going concern for the 12-month period from the date its consolidated financial statements were issued. In the meantime, Navios Acquisition’s internal forecasts and projections indicate that the Company will generate sufficient cash to make the required principal and interest payments on its borrowings (excluding the above upcoming maturities) and provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

(b) Recent accounting pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying generally accepted accounting principles to contract modifications, hedging relationships, and other transactions impacted by reference rate reform. In January 2021, the FASB issued “Reference Rate Reform (Topic 848): Scope”, an amendment of the FASB Accounting Standards Codification. The amendments in this update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The provisions of ASU 2020-04 apply only to those transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Adoption of the provisions of ASU 2020-04 is optional and is effective from March 12, 2020 through December 31, 2022. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.

F- 11

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

In June 2016, FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements, as the majority of its accounts receivable, net relates to receivables arising from operating leases and are scoped out of the new standard.

(c) Principles of consolidation:

The accompanying consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

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

(d) Equity method investments:

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

F- 12

(e) Subsidiaries:

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

 As of December 31, 2020, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2020	2019	2018
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antikithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antiparos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Crete Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Folegandros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Ikaria Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Ios Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kithira Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Mytilene Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Rhodes Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Serifos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Shinyo Loyalty Limited	Former Vessel-Owning Company(1)	Hong Kong	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Shinyo Navigator Limited	Former Vessel-Owning Company(2)	Hong Kong	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Sifnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Skiathos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Skopelos Shipping Corporation	Vessel-Owning Company(8)	Cayman Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Syros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Thera Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Psara Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antipsara Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Samothrace Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Thasos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Limnos Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Skyros Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Alonnisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Makronisos Shipping Corporation	Former Vessel-Owning Company(4)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Iraklia Shipping Corporation	Vessel-Owning Company(8)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Paxos Shipping Corporation	Former Vessel-Owning Company(5)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Donoussa Shipping Corporation	Former Vessel-Owning Company(6)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Schinousa Shipping Corporation	Former Vessel-Owning Company(7)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kerkyra Shipping Corporation	Vessel-Owning Company(3)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Zakynthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Leros Shipping Corporation	Vessel-Owning Company(19)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Kimolos Shipping Corporation	Former Vessel-Owning Company(13)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Samos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Tilos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Delos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Agistri Shipping Corporation	Operating Subsidiary	Malta	1/1 – 12/31	1/1 – 12/31	1/23 - 12/31
Olivia Enterprises Corp.	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/3 - 12/31
Cyrus Investments Corp.	Vessel-Owning Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/3 - 12/31
Doxa International Corp.	Vessel-Owning Company(10)	Marshall Is.	1/1 – 12/31	4/10 – 12/31	—
Tzia Shipping Corp.	Vessel-Owning Company(10)	Marshall Is.	6/4 – 12/31	—	—
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 - 12/31
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 - 12/31
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 - 12/31
Navios Maritime Midstream Partners Finance (US) Inc.	Co-borrower	Delaware	1/1 – 12/31	1/1 – 12/31	12/14 - 12/31
Shinyo Kannika Limited	Former Vessel-Owning Company(9)	Hong Kong	1/1 – 12/31	1/1 – 12/31	—
Shinyo Ocean Limited	Former Vessel-Owning Company(11)	Hong Kong	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Shinyo Dream Limited	Former Vessel-Owning Company(12)	Hong Kong	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Sikinos Shipping Corporation	Vessel-Owning Company(18)	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14-12/31
Alkmene Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/14 – 12/31	—
Persephone Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/14 – 12/31	—
Rhea Shipping Corporation	Vessel-Owning Company(8),(14)	Marshall Is.	1/1 – 12/31	12/20 – 12/31	—
Aphrodite Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/20 – 12/31	—
Dione Shipping Corporation	Vessel-Owning Company(14)	Marshall Is.	1/1 – 12/31	12/20 – 12/31	—
Bole Shipping Corporation	Vessel-Owning Company(15),(22)	Marshall Is.	6/29 – 12/31	—	—
Boysenberry Shipping Corporation	Vessel-Owning Company(15), (16)	Marshall Is.	6/29 – 12/31	—	—
Brandeis Shipping Corporation	Vessel-Owning Company(15),(20)	Marshall Is.	6/29 – 12/31	—	—
Buff Shipping Corporation	Vessel-Owning Company(15),(21)	Marshall Is.	6/29 – 12/31	—	—
Cadmium Shipping Corporation	Vessel-Owning Company(15)	Marshall Is.	6/29 – 12/31	—	—
Celadon Shipping Corporation	Vessel-Owning Company(15)	Marshall Is.	6/29 – 12/31	—	—
Cerulean Shipping Corporation	Vessel-Owning Company(15), (17)	Marshall Is.	6/29 – 12/31	—	—

(1) Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.

(2) Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

(3) Navios Maritime Midstream Partners L.P. (“Navios Midstream”) acquired all of the outstanding shares of capital stock of the vessel-owning subsidiary on March 29, 2018.

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

(10) Bareboat chartered-in vessels with purchase option, expected to be delivered in each of the third quarter of 2021 and the third quarter of 2022.

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

(15) In June 2020, Navios Acquisition acquired seven vessel owning companies following the Liquidation of Navios Europe II.

(16) In March 2021, Navios Acquisition sold the Solstice N, a 2007-built container vessel of 3,398 teu to an unaffiliated party for a sale price of $ 11,000.

(17) In January 2021, Navios Acquisition sold the Allegro N, a 2014-built container vessel of 3,421 teu to an unaffiliated party for a sale price of $ 14,075.

(18) In March 2021, Navios Acquisition sold the Nave Celeste, a 2003-built VLCC vessel of 298,717 dwt to an unaffiliated party for a sale price of $ 24,400.

(19) In April 2021, Navios Acquisition agreed to sale the Nave Neutrino, a 2003-VLCC vessel of 298,287 dwt to an unaffiliated party for a sale price of $25,000.

(20) In April 2021, Navios Acquisition agreed to sale the Ete N a 2012-built container vessel of 41,139 dwt to a related party for a sale price of $19,500.

(21) In April 2021, Navios Acquisition agreed to sale the Fleur N a 2012-built container vessel of 41,130 dwt to a related party for a sale price of $19,000.

(22) In April 2021, Navios Acquisition agreed to sale the Spectrum N a 2009-built container vessel of 34,333 dwt to a related party for a sale price of $16,500.

F- 13

(f) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(g) Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(h) Restricted Cash: As of December 31, 2020 and 2019, restricted cash consisted of $763 and $490, respectively, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

(i) Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, pool revenue, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(j) Other long term assets: As of December 31, 2020 and 2019, the amounts shown as other long term assets mainly reflected deposits of certain sale and leaseback arrangements.

(k) Inventories: Inventories, which are comprised of: (i) bunkers (when applicable) on board of the vessels, are valued at cost as determined on the first-in, first-out basis; and (ii) lubricants and stock provisions on board of the vessels as of the balance sheet date, are valued at cost as determined on the first-in, first-out basis.

(l) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations. Expenditures for routine maintenance and repairs are expensed as incurred.

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

Management estimates the useful life of vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(m) Leases:Leases where the Company acts as the lessee are classified as either finance or operating leases.

In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheets. Following initial recognition and with regards to subsequent measurement the Company remeasures lease liability and right of use asset at each reporting date. For lease agreements classified as operating leases where Navios Acquisition is regarded as the lessee, the expense is recognized on a straight-line basis over the rental periods of such lease agreements. The expense is included within the caption “Time charter and voyage expenses”.

Leases where the Company acts as the lessor are classified as either operating or sales-type / direct financing leases.

In cases of lease agreements where the Company acts as the lessor under an operating lease, the Company keeps the underlying asset on the consolidated balance sheets and continues to depreciate the assets over its useful life. In cases of lease agreements where the Company acts as the lessor under a sales-type / direct financing lease, the Company derecognizes the underlying asset and records a net investment in the lease. The Company acts as a lessor under operating leases in connection with all of its charter out – bareboat-out arrangements.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into six agreements which qualify as failed sale and leaseback transactions as the Company is required to repurchase the vessels at the end of the lease term and the Company has accounted for the six agreements as financing transactions.

Operating lease assets used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. Navios Acquisition determines the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

F- 14

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease assets.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Acquisition’s operating lease assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for the chartered-in vessel and compared it to operating lease assets’ carrying value. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily rate for the unfixed days over the remaining lease term.

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was not required for any charter-in vessel. As a result, the Company has not recognized any impairment loss for the year ended December 31, 2020.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, the unamortized portion of ballast water treatment system costs, the unamortized portion of other capitalized items, if any, and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings, if any. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

During the fourth quarter of fiscal year 2020, management concluded that, during the year events occurred and circumstances had changed, over previous years, which indicated that potential impairment of Navios Acquisition’s long-lived assets might exist. These indicators included continued volatility in the charter market and the related impact of the tanker sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to the vessel. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, vessel operating expenses fixed until December 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.4% based on the fleet’s historical performance.

The assessment concluded that no impairment of vessels existed as of December 31, 2020, as the undiscounted projected net operating cash flows exceeded the carrying value. In the event that impairment would occur, the fair value of the related asset would be determined and a charge would be recognized in the statements of operations calculated by comparing the asset’s carrying value to its fair value.

Fair value is estimated primarily through the use of third party valuations performed on an individual vessel basis.

F- 15

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends vary significantly from the forecasts, management may be required to perform step two of the impairment analysis in the future that could expose Navios Acquisition to material impairment charges in the future.

There was no impairment loss recognized for the years ended December 31, 2020 and December 31, 2018.

During the year ended December 31, 2019, the Company recognized an impairment loss on sale of vessel of $7,287 relating to the sale of Nave Electron.

(o) Deferred Finance Costs: Deferred finance costs include fees, commissions and legal expenses associated with obtaining or modified credit facilities and are presented as a deduction from the corresponding liability, consistent with debt discount. These costs are amortized over the life of the related facility using the effective interest rate method and are presented under the caption “interest expense and finance cost”. Amortization and write-off of deferred finance costs and bond premium for each of the years ended December 31, 2020, 2019 and 2018 was $5,671, $4,798 and $3,743, respectively.

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

The amortizable value of favorable leases would be considered impaired if their fair market values could not be recovered from the future undiscounted cash flows associated with the asset. On December 13, 2018, Navios Acquisition acquired the intangible assets of Navios Midstream at fair value of $36,900. (See Note 3).

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Subsequent to September 30, 2019, both charter contracts were terminated. As a result an impairment loss of $32,688 has been recorded which is included in “(Loss)/ gain on sale of vessels and Impairment loss”.

COSCO Dalian was removed from the Specially Designated Nationals and Blocked Persons list on January 31, 2020.

As of December 31, 2020 and 2019, the intangible assets of Navios Acquisition were $0.

(r) Deferred Dry dock and Special Survey Costs: Navios Acquisition’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months, depending on the vessel’s age to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to the consolidated statements of operations in the year the vessel is sold.

F- 16

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2020, 2019 and 2018, the amortization expense was $13,493, $9,576 and $7,656, respectively. Accumulated amortization as of December 31, 2020 and 2019 amounted to $27,232 and $19,210, respectively.

(s) Foreign currency translation: Navios Acquisition’s functional and reporting currency is the U.S. dollar. Navios Acquisition engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Acquisition’s wholly owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statements of operations.

(t) Provisions: Navios Acquisition, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the likelihood of the loss was probable and the amount of loss can be reasonably estimated. If Navios Acquisition has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Acquisition will provide the lower amount of the range. Navios Acquisition, through the Management Agreement with the Manager, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs.

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

F- 17

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

The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018.

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

Revenue from time chartering

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels were $266,020, $167,743 and $122,235 for the years ended December 31, 2020, 2019 and 2018, respectively. The majority of revenue from time chartering is usually collected in advance.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which are determined by the margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized in the period in which the variability is resolved. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements amounted to $51,761, $71,165 and $52,989, for the years ended December 31, 2020, 2019 and 2018, respectively. The majority of revenue from pooling arrangements is usually collected through the month they are incurred.

F- 18

Revenue from voyage contracts

The Company’s revenues earned under voyage contracts (revenues for the transportation of cargo) were previously recognized ratably over the estimated relative transit time of each voyage. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. For the years ended December 31, 2020, 2019, and 2018 revenues under voyage contracts were $ 9,948, $33,370, and $11,638, respectively. Capitalized costs as of December 31, 2020 and 2019 related to costs to fulfill the contract amounted to $0 and $103, respectively, and are included under caption “Prepaid expenses and other current assets”. Accounts receivable, net, as of December 31, 2020 that related to voyage contracts was $252 (December 31, 2019: $12,219). The majority of revenue from voyage contracts is usually collected after the discharging takes place.

Revenue from profit sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement. Profit sharing for the years ended December 31, 2020, 2019 and 2018 amounted to $33,709, $7,839 and $1,084, respectively.

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

Options to extend or terminate a lease

The Company’s vessels have the following options to extent or renew their charters:

Vessel	Option
Hector N	Charterer's option to extend the charter for up to twelve months: a) up to six months at $11,356 net per day; and b) up to six months at $12,591 net per day.
Perseus N	Charterer’s option to extend the charter for six months at $13,825 net per day.
Nave Pyxis	Charterer’s option to extend the charter for six months at $14,023 net per day.
Star N	Charterer's option to extend the charter for up to four months at $11,603 net per day.
Nave Bellatrix	Charterer's option to extend the charter for up to six months: a) up to three months at $12,838 net per day; and b) up to three months at $13,578 net per day.
Nave Pulsar	Charterer’s option to extend the charter for six months at $15,553 net per day plus ice-transit premium.
Nave Rigel	Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.
Nave Cetus	Charterer has the option to charter the vessel for an optional year at a rate of $17,063 net per day.
Nave Equinox	Charterer has the option to charter the vessel for an optional six months period at a rate of $16,294 net per day.
Nave Alderamin	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
Nave Orion	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
Nave Capella	Charterer has the option to charter the vessel for an optional year at a rate of $14,438 net per day.
Nave Estella	Charterer has the option to charter the vessel for an optional year at a rate of $14,630 net per day.
Nave Titan	Charterer's option to extend the charter for up to four months at $14,072 net per day.
Nave Atria	Charterer's option to extend the charter for up to six months at $14,072 net per day.
Nave Aquila	Charterer's option to extend the charter for up to four months at $12,838 net per day.
Nave Velocity	Charterer's option to extend the charter for six months at $13,331 net per day
Nave Sextans	Charterer's option to extend the charter for up to six months at $15,689 net per day.
Nave Jupiter	Charterer's option to extend the charter for six months at $15,990 net per day.
Nave Dorado	Charterer's option to extend the charter for up to ten months: a) up to three months at $7,653 net per day; b) up to four months at $9,875 net per day; and c) up to three months at $11,850 net per day.
Nave Luminosity	Charterer has the option to charter the vessel for an optional year at a rate of $18,022 net per day.
Nave Spherical	Contract provides 100% of BITR TD3C-TCE index plus $5,000 premium. Charterer’s option to extend for one year at TD3C-TCE index plus $1,500 premium.
Nave Galactic	Contract provides adjusted BITR TD3C-TCE index up to $38,759 and 50% thereafter with $17,775 floor. Charterer’s option to extend for six months at same terms.
Nave Universe	Contract provides adjusted BITR TD3C-TCE index up to $38,759 and 50% thereafter with $17,775 floor. Charterer’s option to extend for six months at same terms.
Nave Constellation	Charterer's option to extend the charter for up to two months at $8,888 net per day.
Baghdad	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.
Erbil	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

F- 19

Time Charter and Voyage Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including bunkers, port charges, canal tolls, cargo handling, agency fees, brokerage commissions, charter-in expense and the reasonable estimate of the loss for backstop agreements. Time charter expenses are expensed over the period of the time charter and voyage expenses are recognized as incurred. Contract fulfillment costs (mainly consisting of bunker expenses and port dues) for voyage charters are recognized as deferred contract costs and amortized over the voyage period when the relevant criteria under ASC 340-40 are met or are expensed as incurred.

Direct Vessel Expense: Direct vessel expenses comprise of the amortization of drydock and special survey costs of certain vessels of Navios Acquisition’s fleet.

Vessel operating expenses (management fees): Pursuant to the management agreement with the Manager (the “Management Agreement”) dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement also covers vessels acquired in the Merger.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition fixed vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 product tanker and chemical tanker vessel; (b) $ 7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the Management Agreement as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR1 product tanker; and (b) $7.23 per day per LR1 product tanker vessel. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containers on June 29, 2020. As per the amendment to the Management Agreement dated June 26, 2020, the vessel operating expenses are fixed at: (a) $5.3 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (b) $6.1 per day per Container vessel of 2,000 TEU up to 3,450 TEU.

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

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containers on June 29, 2020. The Administrative Services Agreement also covers the vessels acquired.

F- 20

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

Net income / (loss) for the years ended December 31, 2020, 2019 and 2018 was adjusted for the purposes of loss per share calculation, for the dividends on the Series C Shares, the restricted common stock and for the undistributed income that is attributable to the Series C Convertible Preferred Stock.

On November 9, 2018 the Stockholders of Navios Acquisition approved the one-for-15 reverse stock split of its common stock. Following the effectiveness of the reverse stock split, as of November 14, 2018, any historical per share information has been adjusted to give effect to the reverse stock split.

F- 21

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

The effect of compensation expense arising from the stock-based arrangement described above was $185, $355 and $12 for the years ended December 31, 2020, 2019 and 2018, respectively, and is reflected under the caption “General and administrative expenses” on the consolidated statements of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income/ (loss) to net cash provided by operating activities on the consolidated statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2018, during the year ended December 31, 2020.

As of December 31, 2020 and 2019, there remained 63,635 and 96,952 restricted shares outstanding, respectively, that were issued in 2018 that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $141 as of December 31, 2020 and is expected to be recognized over the weighted average time to vest of 2.0 years.

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

The effect of compensation expense arising from the stock-based arrangement described above was $296, $554 and $ 1,064 for the year ended December 31, 2020, 2019 and 2018, respectively, and it is reflected under the caption “General and administrative expenses” on the consolidated statements of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income/ (loss) to net cash provided by operating activities on the consolidated statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2017, during the year ended December 31, 2020.

As of December 31, 2020 and December 31, 2019, there remained 29,251 and 59,162 restricted shares outstanding, respectively, that were issued in 2017 that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $124 as of December 31, 2020 and is expected to be recognized over the weighted average time to vest of 0.9 years.

(aa) Assets Held for Sale/ Liabilities associated with Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and groups of assets and liabilities that are intended to be sold (disposal groups) as being held for sale when the following criteria are met: management has committed to a plan to sell the vessel or the disposal group; the vessel or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of vessels; an active program to locate a buyer and other actions required to complete the plan to sell the vessel or disposal group have been initiated; the sale of the vessel or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year; the vessel or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be held for sale.

As of December 31, 2020 the container vessels have been re-measured to their fair value less cost to sell leading to a non-cash impairment charge of $3,268, which is included in “(Loss) / gain on sale of vessels and Impairment loss” being recognized in the accompanying consolidated statements of operations. On the re-measurement date the fair value of the vessels was determined based on independent valuation analyses. For the vessels that their sale has been concluded subsequent to year end, their fair value on the re-measurement date was determined on the basis of their concluded sale price. (See Note 10)

F- 22

NOTE 3: ACQUISITION OF NAVIOS MIDSTREAM

On December 13, 2018 , Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

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

As of December 13, 2018, the Company’s previously held interest of 58.97% in Navios Midstream with a carrying value of $107,213 was remeasured to a fair value of $31,515, resulting in a loss on acquisition of control in the amount of $75,698 and is presented within, “Equity /(loss) in net earnings of affiliated companies”. Concurrently, the Company recognized $6,777 of accelerated amortization of the deferred gain recognized in relation to the sale of the Nave Celeste and the C. Dream to Navios Midstream in June 2015. The acquisition of the remaining non-controlling interest of 41.03% through the issuance of newly issued shares in Navios Acquisition was recorded at a fair value of $22,984 on the basis of 3,683,284 shares issued at a closing price per share of $6.24 on the day of the Merger.

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

F- 23

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

F- 24

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	December 31, 2020	December 31, 2019
Cash on hand and at banks	$40,594	$43,561
Restricted cash	763	490
Total cash, cash equivalents and restricted cash	$41,357	$44,051

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

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$8,151	$34,235
Less: Provision for doubtful accounts	—	—
Accounts receivable, net	$8,151	$34,235

Financial instruments that potentially subject Navios Acquisition to concentrations of credit risk are accounts receivable. Navios Acquisition does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2020, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 Chemicals Shipping and Trading Co (“Navig8”), China ZhenHua Oil Co., Ltd and China Shipping Development (Hong Kong) which accounted for 25.5%, 11.4%, and 10.7%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2019, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 and COSCO Dalian which accounted for 34.6% and 10.0%, respectively. For the year ended December 31, 2018, Navios Acquisition’s customers representing 10% or more of total revenue were Navig8 and Mansel LTD (“Mansel”) which accounted for 39.2% and 12.1%, respectively.

No other customers accounted for 10% or more of total revenue for any of the years presented.

NOTE 6: INVENTORIES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

Inventories, prepaid expenses and other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Inventories	$7,130	$6,208
Advances for working capital purposes	2,950	7,250
Insurance claims	2,808	4,785
Voyage charters deferred contract costs and other	378	791
Total inventories, prepaid expenses and other current assets	$13,266	$19,034

F- 25

NOTE 7: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2017	$1,505,013	$(254,970)	$1,250,043
Additions/ (Depreciation)	234,000	(56,052)	177,948
Disposals	(51,739)	7,353	(44,386)
Balance at December 31, 2018	$1,687,274	$(303,669)	$1,383,605
Additions/ (Depreciation)	102,637	(63,935)	38,702
Disposals	(77,922)	11,153	(66,769)
Impairment loss	(7,287)	—	(7,287)
Balance at December 31, 2019	$1,704,702	$(356,451)	$1,348,251
Additions/ (Depreciation)	4,756	(66,629)	(61,873)
Balance at December 31, 2020	$1,709,458	$(423,080)	$1,286,378

Additions of vessels

2020

As of December 31, 2020, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $4,756 (see Note 18 — Transactions with related parties).

2019

As of December 31, 2019, certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, amounted to $18,207 (see Note 18 — Transactions with related parties).

During the quarter ended December 31, 2019, Navios Acquisition acquired five product tankers, two LR1 product tankers and three MR1 product tankers for an acquisition cost of approximately $84,430 in total, following the Liquidation of Navios Europe I, through bank financing of $32,500 and $33,210 receivables (Please refer to Note 11 – Investments in Affiliates).

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

F- 26

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

On December 13, 2018, Navios Acquisition acquired at fair value the intangible assets of Navios Midstream, consisting of favorable lease terms.

Intangible assets as of December 31, 2020, December 31, 2019 and December 31, 2018 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2017	$—	$—	$—
Additions/Amortization	36,900	(255)	36,645
Balance at December 31, 2018	$36,900	$(255)	$36,645
Amortization	—	(3,957)	(3,957)
Impairment	(36,900)	4,212	(32,688)
Balance at December 31, 2019	$—	$—	$—
Balance at December 31, 2020	$—	$—	$—

On September 25, 2019, the U.S. Department of Treasury’s Office of Foreign Assets Control added, amongst others, COSCO Shipping Tanker (Dalian) Co., Ltd. (“COSCO Dalian”) to the Specially Designated Nationals and Blocked Persons list after being determined by the State Department to meet the criteria for the imposition of sanctions under Executive Order 13846. The Company had two VLCCs chartered to COSCO Dalian, the Nave Constellation (ex. Shinyo Saowalak) and the Nave Universe (ex. Shinyo Kieran), through June 18, 2025 and June 8, 2026, respectively, each at a net rate of $48,153 per day, with profit sharing above $54,388. Subsequent to September 30, 2019 both charter contracts have been terminated.

COSCO Dalian was removed from the Specially Designated Nationals and Blocked Persons list on January 31, 2020.

Amortization expense of favorable lease terms for the years ended December 31, 2020, 2019 and 2018 is presented in the following table:

	December 31, 2020	December 31, 2019	December 31, 2018
Favorable lease terms charter-out	$—	$(3,957)	$(255)
Total	$—	$(3,957)	$(255)

NOTE 9: GOODWILL

Goodwill as of December 31, 2020 and December 31, 2019 amounted to:

Balance at January 1, 2019	$1,579
Balance at December 31, 2019	$1,579
Balance at December 31, 2020	$1,579

NOTE 10: ASSETS HELD FOR SALE / LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Following the Liquidation of Navios Europe II (Note 11) on June 29, 2020, Navios Acquisition acquired seven vessel owning companies. For each of the vessels purchased from Navios Europe II, the acquisition of all vessels was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the respective charter-out contracts. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired.

F- 27

 Upon acquisition of the vessel owning companies, the Company assessed that all the held for sale criteria were met for their assets, mainly consisting of the vessels owned and reviewed the carrying amount in connection with their fair market value less any costs to sell. The review indicated that such carrying amounts were not in excess of the fair value less any costs to sell and therefore, no loss was recorded for the six month period ended on June 30, 2020. On the transaction date the fair value of the vessels was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. In addition, as of December 31, 2020 the container vessels have been re-measured to their fair value less cost to sell leading to a non-cash impairment  charge of $3,268, which is included in “(Loss) / gain on sale of vessels and Impairment loss” being recognized in the accompanying consolidated statements of operations. On the re-measurement date the fair value of the vessels was determined based on independent valuation analyses. For the vessels that their sale has been concluded subsequent to year end, their fair value on the re-measurement date was determined on the basis of their concluded sale price.

Furthermore, liabilities associated with the assets held for sale are separately presented under “Liabilities associated with assets held for sale” in the accompanying consolidated balance sheets. The major class of assets held for sale consist of the carrying value of the vessels amounting to $75,920. The major class of liabilities associated with assets held for sale, consist of their respective debt with a carrying amount of $31,700. Please refer to Note 15 “Borrowings”.

NOTE 11: INVESTMENT IN AFFILIATES

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

As of December 31, 2020 and 2019 and subsequent to the Liquidation of Navios Europe I, the Company had no exposure. As of December 31, 2018, the estimated maximum potential loss by Navios Acquisition in Navios Europe I would have been $27,409, which represented the Company’s carrying value of its investment of $4,750 the Company’s portion of the carrying balance of the Navios Revolving Loans I including accrued interest on the Navios Term Loans I of $16,014, which is included under “Due from related parties, long- term” and the accrued interest income on the Navios Revolving Loans I in the amount of $6,645 which is included under “Due from related parties, short-term”. Refer to Note 18 for the terms of the Navios Revolving Loans I.

Income of $0, $1,173 and $1,071 was recognized in “Equity/ (loss) in net earnings of affiliated companies” for the years ended December 31, 2020, 2019 and 2018, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II Inc. and had in such entity economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired fourteen vessels for: (i) cash consideration of $145,550 (which was funded with the proceeds of $131,550 of senior loan facilities (the “Senior Loans II”) and loans aggregating $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (collectively, the “Navios Term Loans II”); and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners agreed to make available to Navios Europe II revolving loans up to $57,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the junior participating loan facility for $5,000.

F- 28

On an ongoing basis, Navios Europe II was required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans and repayments of the Navios Revolving Loans II) according to a defined waterfall calculation.

The decline in the fair value of the investment was considered as other-than-temporary and, therefore, an aggregate loss of $13,900 was recognized as of March 31, 2020 and included in the accompanying consolidated statements of operations for the year ended December 31, 2020, as “(Loss)/ gain on sale of vessels and Impairment loss.” The fair value of the Company’s investment was determined based on the liquidation value of Navios Europe II, determined on the individual fair values assigned to the assets and liabilities of Navios Europe II.

As of December 31, 2020 and subsequent to the Liquidation of Navios Europe II, the Company had no exposure. As of December 31, 2019, the estimated maximum potential loss by Navios Acquisition in Navios Europe II would have been $51,558 (December 31, 2018: $45,115), which represented the Company’s carrying value of the investment of $6,650 (December 31, 2018: $6,650), the Company’s balance of the Navios Revolving Loans II including accrued interest on the Navios Term Loans II of $28,220 (December 31, 2018: $26,445), which is included under “Due from related parties, long-term”, and the accrued interest income on the Navios Revolving Loans II in the amount of $16,688 (December 31, 2018: $12,020), which is included under “Due from related parties, short-term”. Refer to Note 18 for the terms of the Navios Revolving Loans II.

Loss recognized in “(Loss)/ gain on sale of vessels and Impairment loss” for the year ended December 31, 2020 was $ 13,900. Income recognized in “(Loss)/ gain on sale of vessels and Impairment loss” for the year ended December 31, 2019 was $1,775. Income recognized in “(Loss)/ gain on sale of vessels and Impairment loss” for the year ended December 31, 2018 was $2,032.

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

For the year ended December 31, 2018, total equity method income from Navios Midstream recognized in “Equity/ (loss) in net earnings of affiliated companies” pre-OTTI was $4,535. Dividends received during the year ended December 31, 2018 were $10,053 , respectively.

Following the results of the significant tests performed by the Company, it was concluded that on a combined basis all affiliates met the significant threshold requiring summarized financial information for all affiliated companies for the following periods. The separate consolidated financial statements and notes thereto for Navios Midstream for the year ended December 31, 2018 have been incorporated by reference as part of this Annual Report on Form 20-F as a result of significance tests being met pursuant to Rule 3-09 of Regulation S-X.

F- 29

	December 31, 2018
Balance Sheet	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$19,160	$27,544
Current assets	$22,732	$33,479
Non-current assets	$139,955	$195,805
Current liabilities	$83,059	$39,150
Long-term debt including current portion, net of deferred finance costs and discount	$64,818	$99,153
Non-current liabilities	$61,035	$168,195

	Year Ended December 31, 2018
Income Statement	Navios Europe I	Navios Europe II
Revenue	$34,885	$49,870
Net (loss)/ income before non-cash change in fair value of Junior Loan	$(22,881)	$(12,899)
Net (loss)/ income	$(3,197)	$(12,169)

NOTE 12: ACCOUNTS PAYABLE

Accounts payable as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Creditors	$5,467	$10,602
Brokers	2,796	2,567
Professional and legal fees	2,342	2,186
Total accounts payable	$10,605	$15,355

NOTE 13: DIVIDENDS PAID AND PAYABLE

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

On July 31, 2018, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2018 of $ 0.30 per share of common stock payable on September 27, 2018 to stockholders of record as of September 20, 2018. A dividend in the aggregate amount of $3,039 was paid on September 27, 2018 out of which $2,885 was paid to the stockholders of record as of September 20, 2018 and $154 was paid to Navios Holdings, the holder of the 1,000 shares of Series C Convertible Preferred Stock.

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

F- 30

On January 25, 2019, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2018 of $0.30 per share of common stock of amount $4,121 which was paid on March 27, 2019 to stockholders of record as of February 27, 2019.

On May 10, 2019, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2019 of $ 0.30 per share of common stock of amount $4,119 which was paid on June 27, 2019 to stockholders of record as of May 29, 2019.

On July 24, 2019, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2019 of $ 0.30 per share of common stock of amount $4,119 which was paid on October 9, 2019, to stockholders of record as of September 25, 2019.

On November 5, 2019, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2019 of $0.30 per share of common stock of amount $4,704 which was paid on January 9, 2020, to stockholders of record as of December 17, 2019, and is included under caption “Dividends payable” on the consolidated balance sheets.

On January 22, 2020, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2019 of $0.30 per share of common stock of amount $4,762 which was paid on April 7, 2020 to stockholders of record as of March 5, 2020.

On April 29, 2020, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2020 of $ 0.30 per share of common stock of amount $4,809 which was paid on July 9, 2020 to stockholders of record as of June 3, 2020.

On July 28, 2020, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2020 of $ 0.30 per share of common stock of amount $4,929 which was paid on October 8, 2020 to stockholders of record as of September 4, 2020.

On November 2, 2020, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2020 of $0.05 per share of common stock of amount $828 which was paid on February 10, 2021 to stockholders of record as of January 12, 2021 and is included under caption “Dividends payable” on the consolidated balance sheets.

The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations.

NOTE 14: ACCRUED EXPENSES

Accrued expenses as of December 31, 2020 and December 31, 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Accrued voyage expenses	$2,248	$2,643
Accrued loan interest	8,194	10,468
Accrued legal and professional fees	2,083	1,226
Total accrued expenses	$12,525	$14,337

As of December 31, 2020 and December 31, 2019 the amount of $1,790 and $525, respectively, was included in accrued legal and professional fees that was authorized and approved by the Compensation Committee of Navios Acquisition in December 2019 and 2020 to the directors and officers of the Company, subject to fulfillment of certain service conditions that were provided and completed as of December 31, 2020, and as of December 31, 2019, respectively. The total amount of $3,715, $4,355 and $3,945 was recorded in general and administrative expenses in the statements of operations for the years ended December 31, 2020, 2019 and 2018, respectively, comprised of compensation authorized to the directors and officers of the Company.

F- 31

NOTE 15: BORROWINGS

	December 31, 2020	December 31, 2019
Eurobank Ergasias S.A. $52,000	—	28,758
DVB Bank S.E. and Credit Agricole Corporate and Investment Bank	36,328	39,453
Ship Mortgage Notes $670,000	602,600	658,000
Deutsche Bank AG Filiale Deutschlandgeschaft and Skandinaviska Enskilda Banken AB	16,099	39,173
BNP Paribas $44,000	24,000	28,000
HSH $24,000	15,991	18,280
HCOB $31,800	28,416	31,800
Deutsche Bank AG Filiale Deutschlandgeschaft	—	32,500
Eurobank S.A. $20,800	19,200	—
Total credit facilities	742,634	875,964
Sale and Leaseback Agreements–$71,500	55,115	62,563
Sale and Leaseback Agreements–$103,155	88,654	97,723
Sale and Leaseback Agreements–$15,000	12,344	14,219
Sale and Leaseback Agreements–$47,220	40,408	45,858
Sale and Leaseback Agreements–$90,811	79,504	90,811
Sale and Leaseback Agreements–$72,053	68,470	—
Total borrowings	1,087,129	1,187,138
Less: Deferred finance costs, net	(10,826)	(14,638)
Add: bond premium	284	617
Less: current portion of credit facilities, net of deferred finance costs	(666,027)	(141,214)
Less: current portion of Sale and Leaseback Agreements, net of deferred finance costs	(38,745)	(31,739)
Total long-term borrowings, net of current portion, bond premium and deferred finance costs	$371,815	$1,000,164

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

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of (i) Navios Acquisition Finance (a co-issuer of the 2021 Notes), (ii) NAP General Partner (as defined herein), and (iii) Navios Midstream and its subsidiaries.

The 2021 Co-Issuers currently have the option to redeem the 2021 Notes in whole or in part, at a fixed price of 106.094% of the principal amount, which price declined ratably until it reached par in 2019, plus accrued and unpaid interest, if any.

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

In connection with the release of the Nave Celeste and the Nave Neutrino from the 2021 Notes, the Nave Spherical and an amount of $5,228 were added as collateral.

In the fourth quarter of 2019, Navios Acquisition repurchased $12,000 of its ship mortgage notes for a cash consideration of $9,950 resulting in a gain on bond repurchase of $1,940 net of deferred fees written-off.

In the third quarter of 2020, Navios Acquisition repurchased $19,000 of its ship mortgage notes for a cash consideration of $11,898 resulting in a gain on bond repurchase of $7,010 net of deferred fees written-off.

In the fourth quarter of 2020, Navios Acquisition repurchased $36,400 of its ship mortgage notes for a cash consideration of $27,518 resulting in a gain on bond repurchase of $8,776 net of deferred fees written-off.

F- 32

The 2021 Co-Issuers were in compliance with the covenants as of December 31, 2020.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have different CUSIP numbers.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of (i) Navios Acquisition Finance (a co-issuer of the 2021 Notes) , (ii) NAP General Partner (as defined herein), and (iii) Navios Midstream and its subsidiaries. The Company’s 2021 Notes are unregistered. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance and Navios Midstream and its subsidiaries are 100% owned.

Credit Facilities

As of December 31, 2020, the Company had secured credit facilities with various commercial banks with a total outstanding balance of $140,034.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility was repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The maturity date of the loan was in the third and fourth quarter of 2020. The repayment of each tranche started three months after the delivery date of the respective vessel. It bore interest at a rate of LIBOR plus 300 bps. The loan also required compliance with certain financial covenants. The outstanding balance under the facility of $27,534 was fully prepaid in June 2020. Following the prepayment, an amount of $50 was written-off in the consolidated statement of operations.

DVB Bank S.E. and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment started three months after the delivery of the respective vessel and bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The maturity date of each of the tranches of the loan is in the second and third quarters of 2022. The loan also requires compliance with certain financial covenants. As of December 31, 2020, an amount of $36,328 was outstanding.

Deutsche Bank AG Filiale Deutschlandgeschaft and Skandinaviska Enskilda Banken AB: In November 2015, Navios Acquisition, entered into a term loan facility of up to $125,000 (divided into five tranches) with Deutsche Bank AG Filiale Deutschlandgeschaft and Skandinaviska Enskilda Banken AB for the: (i) financing of the purchase price of the Nave Spherical; and (ii) the refinancing of the existing facility with Deutsche Bank AG Filiale Deutschlandgescaft and Skandinaviska Enskilda Banken AB, dated July 18, 2014. Four of the five tranches of the facility were repayable in 20 quarterly installments of between approximately $435 and $1,896, each with a final balloon repayment to be made on the last repayment date. The fifth tranche was repayable in 16 quarterly installments of between approximately $709 and $803, each. The maturity date of the loan was in the fourth quarter of 2020. The credit facility bore interest at LIBOR plus 295 bps per annum. In March 2021, Navios Acquisition fully repaid the amount of $16.1 million.

On March 23, 2018, Navios Acquisition prepaid $26,770, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschaft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Equinox and the Nave Pyxis, which substituted the Nave Galactic as collateral vessels under the 8 1/8% 2021 Notes. Following the prepayment, an amount of $297 was written-off in the consolidated statement of operations. On June 18, 2020, Navios Acquisition prepaid $16,272, being the respective tranche of the Deutsche Bank AG Filiale Deutschlandgeschaft and Skandinaviska Enskilda Banken AB facility that was drawn to finance the Nave Sextans. Following the prepayment, an amount of $26 was written-off in the consolidated statement of operations. In October 2020, Navios Acquisition extended the maturity date of the loan to February 2021. As of December 31, 2020, the outstanding balance under this facility was $16,099. In February 2021, Navios Acquisition further extended the maturity date of the loan to March 2021. In March 2021, Navios Acquisition fully repaid the amount of $16,099.

HSH Nordbank: In June 2017, Navios Acquisition entered into a loan facility for an amount of $24,000 to refinance the credit facility with ABN AMRO Bank N.V. of its two chemical tankers. The facility is repayable in 17 equal consecutive quarterly installments of $572 each, with a final balloon payment of the balance to be repaid on the last repayment date. The facility matures in September 2021 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2020, the outstanding balance under this facility was $15,991.

F- 33

BNP Paribas S.A. Bank: On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement of up to $44,000 with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of a LR1 product tanker and a MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2,000 in aggregate, with a final balloon payment of $20,000 to be repaid on the last repayment date. The maturity date of the loan is in December 2021. The loan bears interest at LIBOR plus 230 bps per annum. As of December 31, 2020, an amount of $24,000 was outstanding under this facility.

Hamburg Commercial Bank AG: In October 2019, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of up to $31,800 in order to refinance one VLCC. The facility is repayable in 4 quarterly installments of $846 each with a final balloon payment of $28,416 repayable on the last repayment date. The facility matures in October 2020 and bears interest at LIBOR plus 280 bps per annum. In October 2020, Navios Acquisition extended the maturity date of the loan to October 2024. The remaining balance of the facility is repayable in 16 quarterly installments of $846 each with a final balloon payment of $14,880 repayable on the last repayment date and bears interest at LIBOR plus 390 bps per annum. As of December 31, 2020, $28,416 was outstanding under this facility.

Deutsche Bank AG Filiale Deutschlandgescaft: In December 2019, Navios Acquisition entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschaft of up to $32,500 in order to finance one MR1 and two LR1s acquired from Navios Europe I. The facility was repayable in one single repayment on the last repayment date. The facility matured in June 2020 and bore interest at LIBOR plus 400 bps per annum. In the second quarter of 2020, Navios Acquisition fully repaid the amount of $32,500.

Eurobank S.A: In June 2020, Navios Acquisition entered into a loan agreement with Eurobank S.A. of $20,800 in order to refinance two LR1s. The facility is repayable in 16 quarterly installments of $800 each with a final balloon payment of $8,000 repayable on the last repayment date. The facility matures in June 2024 and bears interest at LIBOR plus 300 bps per annum. As of December 31, 2020, an amount of $19,200 was outstanding under this facility.

Hamburg Commercial Bank AG: In June 2020, Navios Acquisition entered into a loan agreement with Hamburg Commercial Bank AG of $41,700 in order to acquire seven containerships. The facility was repayable in 4 quarterly installments with a final balloon payment of $21,700 repayable on the last repayment date. The facility matured in May 2021 and bore interest at LIBOR plus 375 bps per annum and top up fee ranging from 225 bps to 425 bps per annum. As of December 31, 2020, an amount of $31,700 was outstanding under this facility and is presented under “Liabilities associated with assets held for sale”. (Please refer to Note 10). In the first quarter of 2021, Navios Acquisition fully repaid the amount of $31,700.

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

As of December 31, 2020, no amount was available to be drawn from the Company’s facilities.

As of December 31, 2020, the Company was in compliance with its covenants.

F- 34

Sale and Leaseback Agreements

As of December 31, 2020, the Company had sale and leaseback agreements with various unrelated third parties with a total outstanding balance of $344,495.

As of December 31, 2020 and 2019, the deposits under the sale and leaseback agreements were $9,058 and $5,456, respectively, and are presented under “Other long term assets” in the consolidated balance sheets.

On March 31, 2018, Navios Acquisition entered into a $71,500 sale and leaseback agreement with unrelated third parties to refinance the outstanding balance of the existing facility on four product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was accounted for as a failed sale. In accordance with ASC 842-40 the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under sale and lease back agreement as a financial liability. The agreement will be repayable in 24 equal consecutive quarterly installments of $1,490 each, with a repurchase obligation of $35,750 on the last repayment date. The sale and leaseback agreement matures in April 2024 and bears interest at LIBOR plus 305 bps per annum. In April 2018, the Company drew $71,500 under this agreement. The agreement requires compliance with certain financial covenants in line with Navios Acquisition’s other credit facilities. As of December 31, 2020, the outstanding balance under this agreement was $55,115.

In March and April 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $103,155 in order to refinance $50,250 outstanding on the existing facility on three product tankers and to finance two product tankers that were previously financed by Eurobank Ergasias S.A. and were fully prepaid in March 2019 by the amount of $ 32,159. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repayable in 28 equal consecutive quarterly installments of $2,267 each, with a purchase obligation of $39,675 to be repaid on the last repayment date. The sale and leaseback agreements mature in March and April 2026 respectively, and bear interest at LIBOR plus 350 bps per annum. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2020, the outstanding balance under these agreements was $88,654. In connection with an amendment, in April 2021, the Company prepaid the amount of $10,234.

In August 2019, the Company entered into an additional sale and leaseback agreement of $15,000, with unrelated third parties in order to refinance one product tanker. Navios Acquisition has a purchase option in place and an assessment has been performed indicating that the likelihood of the vessel remaining in the property of the lessor is remote. In such a case, the buyer-lessor does not obtain control of the vessel and under ASC 842-40, the transaction was determined to be a failed sale. Navios Acquisition is obligated to make 60 consecutive monthly payments of approximately $156, commencing as of August 2019. The agreement matures in August 2024 and bear interest at LIBOR plus 240 bps per annum. As of December 31, 2020, the outstanding balance under this agreement was $12,344.

In September 2019, Navios Acquisition entered into additional sale and leaseback agreements with unrelated third parties for $47,220 in order to refinance three product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of up to $1,362 each, with a purchase obligation of $19,200 to be repaid on the last repayment date. The agreements mature in September 2023 and September 2026 and bear interest at LIBOR plus a margin ranging from 350 bps to 360 per annum, depending on the vessel financed. The agreements require compliance with certain financial covenants in line with the other credit facilities of the Company. As of December 31, 2020, the outstanding balance under this agreement was $40,408. In connection with an amendment, in April 2021, the Company prepaid the amount of $3,581.

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from three to eight years in consecutive quarterly installments of up to $2,824 each, with a repurchase obligation of up to $25,810 in total. The sale and leaseback arrangement bears interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed. As of December 31, 2020, the outstanding balance under this agreement was $79,504.

In June 2020, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $72,053 in order to refinance one MR1, one MR2 and two LR1s. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. The agreements will be repaid through periods ranging from four to seven years in consecutive quarterly installments of $1,791 each, with a repurchase obligation of up to $26,963 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 390 bps to 410 bps per annum, depending on vessel financed. As of December 31, 2020, the outstanding the balance under the agreements was $68,470. In connection with an amendment, in April 2021, the Company prepaid the amount of $6,210.

F- 35

The maturity table below reflects the principal payments of all notes, credit facilities and the Financing arrangements outstanding as of December 31, 2020 for the next five years and thereafter are based on the repayment schedule of the respective financing arrangements (as described above) and the outstanding amount due under the 2021 Notes.

December 31, 2020
Long-Term Debt Obligations:
Year
December 31, 2021	709,222
December 31, 2022	89,920
December 31, 2023	52,719
December 31, 2024	102,964
December 31, 2025	22,089
December 31, 2026 and thereafter	110,215
Total	$1,087,129

The financing arrangements include, among other things, compliance with loan to value ratios and certain financial covenants:

(i) minimum liquidity at the higher of $40,000 or $1,000 per vessel owned; (ii) minimum net worth ranging from $50,000 to $ 135,000; and

(iii) total liabilities divided by total assets, adjusted for market values to be generally lower than 75% or 80% and for certain facilities, as amended for a specific period of time until December 31, 2019 to be ranging from a maximum of 80% to 85%. It is an event of default under the financing arrangements if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security or prepay part of the facility, to prevent such an event.

As of December 31, 2020, the Company was in compliance with its covenants.

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

Assets held for sale: The carrying amount of assets held for sale includes vessels held for sale of which carry amount approximates its fair value due to the fact that their remeasurement was based on either concluded sales prices or third party valuations performed on an individual basis and no significant changes in fair values of similar vessels and other assets held for sale of which carrying amount approximates the fair value due to the short-term nature and no significant changes in interest rates

Liabilities associated with assets held for sale: Liabilities associated with assets held for sale consist mainly of floating rate loans and continue to approximate their fair value

	December 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$40,594	$40,594	$43,561	$43,561
Restricted cash	$763	$763	$490	$490
Accounts receivable	$8,151	$8,151	$34,235	$34,235
Accounts payable	$10,605	$10,605	$15,355	$15,355
Ship mortgage notes and premium	$600,638	$400,554	$653,614	$527,005
Other long-term debt, net of deferred finance costs	$475,949	$484,529	$519,503	$529,138
Due from related parties, long-term	$14,658	$14,658	$42,878	$42,878
Assets held for sale	$77,831	$77,831	$—	$—
Liabilities associated with assets held for sale	$34,071	$34,071	$—	$—

F- 36

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

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2020 and December 31, 2019.

	Fair Value Measurements at December 31, 2020 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$40,594	$40,594	$—	$—
Restricted cash	$763	$763	$—	$—
Accounts receivable	$8,151	$8,151	$—	$—
Accounts payable	$10,605	$10,605	$—	$—
Ship mortgage notes and premium	$400,554	$400,554	$—	$—
Other long-term debt(1)	$484,529	$—	$484,529	$—
Due from related parties, long-term(2)	$14,658	$—	$14,658	$—
Assets held for sale (3)	$77,831	$—	$77,831	$—
Liabilities associated with assets held for sale(4)	$34,071	$—	$34,071	$—

	Fair Value Measurements at December 31, 2019 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$43,561	$43,561	$—	$—
Restricted cash	$490	$490	$—	$—
Accounts receivable	$34,235	$34,235	$—	$—
Accounts payable	$15,355	$15,355	$—	$—
Ship mortgage notes and premium	$527,005	$527,005	$—	$—
Other long-term debt(1)	$529,138	$—	$529,138	$—
Due from related parties, long-term(2)	$42,878	$—	$42,878	$—

(1)	The fair value of the Company’s other long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s long term amounts due from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.
(3)	The fair value of the Company’s assets held for sale depends on the fair value of the vessels accounted for as held for sale and is estimated based on their conluded sale prices or third party valuations performed on an individual basis using currently available data for vessels with similar characteristics, age and capacity. The fair value of assets held for sale is considered level 2.
(4)	The fair value of the Company’s liabilities associated with assets held for sale depends mainly on the fair value of floating rate loans and is based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness. The fair value of the liabilities associated with assets held for sale is considered level 2.

NOTE 17: LEASES

Effective January 1, 2018 the Company elected to early adopt the requirements of ASC 842. Under the new lease standard, lessees are required to recognize an operating lease asset and a lease liability for substantially all operating leases. The new lease standard continues to classify leases as either finance or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance is substantially equivalent to the previous lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Time charter-out, bareboat charter-out contracts and pooling arrangements

The Company's contract revenues from time chartering-out, bareboat chartering-out and pooling arrangements are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts and pool arrangements to which the Company is party did not change from previous practice. For further analysis, refer to Note 2 - Summary of significant Accounting Policies.

Bareboat charter-in contract

The Company has performed an assessment considering the lease classification criteria under ASC 842 for the vessel Baghdad and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a corresponding operating lease asset at an amount equal to the operating lease liability. The agreement includes optional periods, which are not recognized as part of the operating lease assets and the operating lease liability under operating leases.

F- 37

Based on management estimates and market conditions, the lease term of this lease is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. As of October 28, 2020, Navios Acquisitions' incremental borrowing rate was approximately 6%.

As of December 31, 2020, the unamortized balance of the lease liability amounted $65,511, and is presented under the captions "Operating Lease Liabilities, current and non-current portion" in the consolidated balance sheets. Operating lease asset amounted $65,544 as at December 31, 2020, and is presented under the caption "Operating lease assets" in the consolidated balance sheets.

The Company recognizes in relation to the operating lease for the charter-in agreement the charter-in hire expense in the consolidated statements of operations on a straight-line basis over the lease term. As of December 31, 2020, the charter hire expense amounted to $1,454 and is included in the consolidated statements of operations under the caption "Time charter and voyage expenses".

As of December 31, 2020, the Company proceeded with impairment assessment of the unamortized balance of the operating lease asset in relation to vessel Baghdad. As the undiscounted projected net operating cash flows exceed the carrying value of the operating lease asset, no impairment loss was recognized as of December 31, 2020.

The table below provides the total amount of lease payments on an undiscounted basis on Company’s chartered-in contracts as of December 31, 2020:

Year	Charter-in vessel in operation
December 31, 2021	$7,994
December 31, 2022	7,994
December 31, 2023	7,994
December 31, 2024	8,015
December 31, 2025	7,994
December 31, 2026 and thereafter	52,381
Total	$92,372
Operating lease liabilities, including current portion	$65,511
Discount based on incremental borrowing rate	$26,861

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into a charter-out agreement for a firm charter period of 10-years for the operating vessel. The agreement includes an optional period of 5 years. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangement is an operating lease.

The Company recognizes in relation to the operating lease for the charter-out agreement the charter-out hire income in the consolidated statements of operations on a straight-line basis. As of December 31, 2020, the charter hire income (net of commissions, if any) amounted to $1,871 and is included in the consolidated statements of operations under the caption "Revenue".

Time charter-out / Bareboat charter-out:

The future minimum contractual lease income (time charter-out / bareboat charter-out rates are presented net of commissions) is as follows:

Year	Amount
December 31, 2021	$195,725
December 31, 2022	78,571
December 31, 2023	60,173
December 31, 2024	55,381
December 31, 2025	45,888
December 31, 2026 and thereafter	108,756
Total minimum lease revenue, net of commissions	$544,494

  Revenues from time charters are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel.

F- 38

NOTE 18: TRANSACTIONS WITH RELATED PARTIES

Vessel operating expenses (management fees): Pursuant to the management agreement with the Manager (the “Management Agreement”) dated May 28, 2010 and as amended in May 2012, May 2014, May 2016 and May 2018, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a fixed daily fee of: (a) $6.5 per MR2 product tanker and chemical tanker vessel; (b) $7.15 per LR1 product tanker vessel; and (c) the current daily fee of $9.5 per VLCC, through May 2020.

Following the Merger with Navios Midstream, completed on December 13, 2018, the Management Agreement also covers vessels acquired in the Merger.

In August 2019, Navios Acquisition extended the duration of its existing Management Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. In addition fixed vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR2 product tanker and chemical tanker vessel; (b) $ 7.23 per day per LR1 product tanker vessel; and (c) $9.7 per day per VLCC. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% for the remaining period unless agreed otherwise and provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Acquisition in the event the Management Agreement is terminated on or before December 31, 2024.

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. As per the Management Agreement as amended in December 2019, vessel operating expenses are fixed for two years commencing from January 1, 2020 at: (a) $6.8 per day per MR1 product tanker; and (b) $7.23 per day per LR1 product tanker vessel. The agreement also provides for a technical and commercial management fee of $0.05 per day per vessel and an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containers on June 29, 2020. As per the amendment to the Management Agreement dated June 26, 2020, the vessel operating expenses are fixed at: (a) $5.3 per day per Container vessel of 1,500 TEU up to 1,999 TEU; and (b) $6.1 per day per Container vessel of 2,000 TEU up to 3,450 TEU.

Drydocking expenses are reimbursed at cost for all vessels.

For the years ended December 31, 2020 and 2019 certain extraordinary fees and costs related to regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation and under Company’s Management Agreement amounted to $4,756 and $18,207, respectively, and are presented under “Acquisition of vessels/ Vessels additions” in the Consolidated Statements of Cash Flows. (Please refer to Note 7)

Total fixed vessel operating expenses for each of the years ended December 31, 2020, 2019 and 2018 amounted to $ 127,611, $107,748 and $94,019, respectively.

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

Following the Liquidation of Navios Europe I in December 2019, Navios Acquisition acquired three MR1 product tankers and two LR1 product tankers. The Administrative Services Agreement also covers the vessels acquired.

Following the Liquidation of Navios Europe II, Navios Acquisition acquired seven containers on June 29, 2020. The Administrative Services Agreement also covers the vessels acquired.

For each of the years ended December 31, 2020, 2019 and 2018 the expense arising from administrative services rendered by the Manager amounted to $13,075, $11,101 and $8,883, respectively and is presented under the caption "General and administrative expenses" in the consolidated statements of operations.

F- 39

Balance due from/ (to) related parties: Balance due from related parties (both short and long-term) as of December 31, 2020, was $14,658 (December 31, 2019: $14,658) excluding Navios Europe I, Navios Europe II and balance due to related parties as of December 31, 2020 was $30,082 (December 31, 2019: $32,150). The balances mainly consisted of administrative expenses, costs related to regulatory requirements including ballast water treatment system, special survey and dry docking expenses, as well as operating expenses and working capital deposits, in accordance with the Management Agreement. The amount of $1,845 related to seven containerships acquired after the liquidation of Navios Europe II is included under “Assets held for sale” in the consolidated balance sheets.

Navios Midstream Merger Agreement: On December 13, 2018, Navios Acquisition completed the Merger contemplated by the Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. Please refer to Navios Midstream under Note 11 “Investment in Affiliates”.

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

Backstop Agreement:On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream (“Backstop Agreements”). In accordance with the terms of the Backstop Agreements, Navios Acquisition has provided backstop commitments for a two year period as of the redelivery of each of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika from their original charters, at a net rate of $35, $38.4 and $38, respectively. Backstop commitments were triggered if the actual rates achieved were below the backstop rates. The Company has recognized expense of $20,102 up to December 13, 2018 as “Time charter and voyage expenses” in the consolidated statements of operations for the years ended December 31, 2018. The backstop commitment for the Shinyo Kannika was terminated in relation to the sale of this vessel in March 2018. Navios Acquisition agreed to extend the backstop commitment of the Shinyo Kannika to the Nave Galactic, following the sale of the latter to Navios Midstream in March 2018. As of December 31, 2018, the accrued liability under the Backstop Agreements is eliminated as intercompany balance following the Merger with Navios Midstream.

F- 40

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

Balance due from Navios Europe I: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements. In December 2018, the availability under the Navios Revolving Loans I was increased by $30,000. See Note 11 for the Investment in Navios Europe I.

Following the Liquidation of Navios Europe I, the balance due from Navios Europe I as of December 31, 2020 and 2019 was $0.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners have made available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000. See Note 11 for the Investment in Navios Europe II.

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of December 31, 2020 was $0. The balance due from Navios Europe II as of December 31, 2019 was $44,908 which included the Navios Revolving Loans II of $20,662, the non-current amount of $7,558 related to the accrued interest income earned under the Navios Term Loans II under the caption “Due from related parties, long-term” and the accrued interest income earned under the Navios Revolving Loans II of $16,688 under the caption “Due from related parties, short-term.”

NOTE 19: COMMITMENTS AND CONTINGENCIES

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the vessel Baghdad. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21. On February 17, 2021, Navios Acquisition took delivery of the Erbil. The average daily rate under bareboat charter-in agreement of Baghdad amounts to $21.

In the first quarter of 2019, Navios Acquisition exercised its option for a third newbuilding Japanese VLCC of approximately 310,000 dwt under a 12 year bareboat chartered-in agreement with de-escalating purchase options. The vessel is expected to be delivered in the third quarter of 2021.

In the second quarter of 2020, Navios Acquisition exercised its option for a fourth newbuilding Japanese VLCC of approximately 310,000 dwt under a 12 year bareboat charter agreement with de-escalating purchase options and expected delivery in the third quarter of 2022.

The future minimum commitments as of December 31, 2020 of Navios Acquisition under its bareboat charter-in agreement are as follows:

Amount
Lease Obligations (Bareboat Charter-in):
Year
December 31, 2021	17,630
December 31, 2022	28,010
December 31, 2023	31,974
December 31, 2024	32,062
December 31, 2025	31,974
December 31, 2026 and thereafter	232,130
Total	$373,780

F- 41

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

NOTE 20: PREFERRED AND COMMON STOCK

Preferred Stock

Series C Convertible Preferred Stock

On March 30, 2011, pursuant to an Exchange Agreement, Navios Holdings exchanged 511,733 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after March 31, 2013 to convert all or any of the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 512, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. For the purpose of calculating earnings / (loss) per share this preferred stock is treated as in-substance common stock and is allocated income / (losses) and considered in the diluted calculation. On February 7, 2019, all of the outstanding Series C convertible Preferred Stock of Navios Acquisition was converted into 511,733 shares of common stock. As of December 31, 2020 and 2019, no shares of Series C Convertible Preferred Stock were issued and outstanding.

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases were made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program were determined by management based upon market conditions and other factors. Repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program did not require any minimum repurchase or any specific number or amount of shares of common stock and was suspended or reinstated at any time in Navios Acquisition’s discretion and without notice. Repurchases were subject to restrictions under Navios Acquisition’s credit facilities and indenture. The program expired in February 2020. Up to the expiration, the Company had repurchased and cancelled 735,251 shares of common stock, at a total cost of approximately $ 7,493.

Equity Offering

In October 2019, Navios Acquisition completed a registered direct offering of 1,875,000 shares of its common stock at $ 8.00 per share, raising gross proceeds of $15,000. Total net proceeds of the above transactions, net of agents’ costs of $675 and offering costs of $957, amounted to $13,368.

F- 42

Continuous Offering Program

On November 29, 2019, as further updated on December 23, 2019 to provide for Navios Acquisition’s replacement of its expiring universal shelf, Navios Acquisition entered into a Continuous Offering Program Sales Agreement, pursuant to which Navios Acquisition may issue and sell from time to time through the sales agent shares of common stock having an aggregate offering price of up to $25,000. The sales were being made pursuant to a prospectus supplement as part of a shelf registration statement which was set to expire in December 2019. Navios Acquisition went effective on a new shelf registration statement which was declared effective on December 23, 2019. Accordingly, an updated Continuous Offering Program Sales Agreement (the “Sales Agreement”) was entered into on December 23, 2019. As before, the Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios Acquisition and indemnification obligations of the parties thereto as well as certain termination rights for such parties. As of December 31, 2020, since the commencement of the program, Navios Acquisition had issued 956,110 shares of common stock and received net proceeds of $5,334.

As of December 31, 2020, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock of which 16,559,481 were issued and outstanding.

Stock based compensation

During 2020, the Company did not authorize and issue of restricted shares of common stock to its directors and officers.

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

The effect of compensation expense arising from the stock-based arrangement described above was $185, $355 and $12 for the years ended December 31, 2020, 2019 and 2018, respectively, and is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income/ (loss) to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2018, during the year ended December 31, 2020.

As of December 31, 2020 and 2019, there remained 63,635 and 96,952 restricted shares outstanding, respectively, that were issued in 2018 that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $141 as of December 31, 2020 and is expected to be recognized over the weighted average time to vest of 2.0 years.

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

The effect of compensation expense arising from the stock-based arrangement described above was $296, $554 and $ 1,064 for the year ended December 31, 2020, 2019 and 2018, respectively, and it is reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year is presented as adjustment to reconcile net income/ (loss) to net cash provided by operating activities on the statements of cash flows.

There were no restricted stock or stock options exercised, forfeited or expired, that were issued in 2017, during the year ended December 31, 2020.

As of December 31, 2020 and December 31, 2019, there remained 29,251 and 59,162 restricted shares outstanding, respectively, that were issued in 2017 that had not yet vested.

The estimated compensation cost relating to service conditions of non-vested restricted stock, not yet recognized was $124 as of December 31, 2020 and is expected to be recognized over the weighted average time to vest of 0.9 years.

F- 43

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

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Asia	$263,859	$211,070	$118,176
Europe	65,734	33,077	28,547
America	31,845	35,970	41,223
Total Revenue	$361,438	$280,117	$187,946

NOTE 22: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/ (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Numerator:
Net income/ (loss)	$27,609	$(65,441)	$(86,373)
Less:
Dividend declared on restricted shares	(144)	(253)	(172)
Undistributed (income)/ loss attributable to Series C participating preferred shares	—	(13)	4,312
Net income/ (loss) attributable to common stockholders, basic	$27,465	$(65,707)	$(82,233)
Net income/ (loss) attributable to common stockholders, diluted	$27,465	$(65,707)	$(82,233)
Denominator:
Denominator for basic net income/ (loss) per share — weighted average shares	16,038,648	13,823,754	9,784,507
Denominator for diluted net income/ (loss) per share — adjusted weighted average shares	16,190,920	13,823,754	9,784,507
Net income/ (loss) per share, basic	$1.71	$(4.75)	$(8.40)
Net income/ (loss) per share, diluted	$1.70	$(4.75)	$(8.40)

Potential common shares of 368,687 for the year ended December 31, 2019 (which includes stock options and shares of restricted common stock) and 732,769 for the year ended December 31, 2018, have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share.

F- 44

NOTE 23: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of these countries, the countries of incorporation of the Company and its subsidiaries and /or vessels’ registration, the companies are subject to registration and tonnage taxes.

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

The amount included in Navios Acquisition’s statements of operations for each of the years ended December 31, 2020, 2019 and 2018, related to the Greek Tonnage tax was $825, $897 and $938, respectively.

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

NOTE 24: SUBSEQUENT EVENTS

On February 17, 2021, the Erbil, a newbuilding VLCC of 313,486 dwt under bareboat lease, was delivered from a Japanese shipyard.

On January 29, 2021, Navios Acquisition sold the Allegro N, a 2014-built container vessel of 46,999 dwt, to an unaffiliated third party for a net sale price of $13,794.

On February 4, 2021, Navios Acquisition entered into agreements to sell both the Acrux N, a 2010-built container vessel of 23,338 dwt, and the Vita N, a 2010-built container vessel of 23,359 dwt, to unaffiliated third parties for an aggregate net sale price of $17,982.

On March 1, 2021, Navios Acquisition sold the Nave Celeste, a 2003-built VLCC vessel of 298,717 dwt, to an unaffiliated third party for a net sale price of $23,523.

On March 26, 2021, Navios Acquisition sold the Solstice N, a 2007-built container vessel of 44,023 dwt, to an unaffiliated third party for a net sale price of $10,780.

On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp., an entity affiliated with Navios Acquisition’s Chairman and Chief Executive Officer, for a loan of up to $100,000 to be used for general corporate purposes. The Loan has a term of two years, scheduled amortization and bears interest at a rate of 11% per annum, payable quarterly. Navios Acquisition may elect to defer all scheduled amortization and interest payments, in which case the applicable interest rate is 12.5% per annum. To date, Navios Acquisition has drawn $18,000.

On April 22, 2021, Navios Acquisition entered into an agreement to sell the Nave Neutrino, a 2003-built VLCC vessel of 298,287 dwt, to an unaffiliated third party for a net sale price of $24,500.

On April 27, 2021, Navios Acquisition entered into agreements to sell the Ete N, a 2012-built container vessel of 41,139 dwt, the Fleur N, a 2012-built container vessel of 41,130 dwt, and the Spectrum N, a 2009-built container vessel of 34,333 dwt, to a related party for a sale price of $55,500.

F- 45